Filed Pursuant to Rule 424(b)(3)
Registration No. 333-282127

MERGER PROPOSED - YOUR VOTE IS VERY IMPORTANT

Akari Therapeutics, Plc

Registered office: Highdown House

Yeoman Way, Worthing, West Sussex, BN99 3HH, United Kingdom

Incorporated in England & Wales with registered no. 05252842

October 11, 2024

Dear Akari Therapeutics, Plc Shareholder:

This letter, the notice of the general meeting (the “Akari General Meeting”) set out in this document (the “Notice”) and associated materials for the Akari General Meeting are being sent or supplied to those members who are registered as a holder of ordinary shares in the register of members of Akari Therapeutics, Plc (“Akari”) as of October 15, 2024. However, this letter, the Notice and associated materials will also be available to holders of Akari American Depositary Shares (“Akari ADSs”) and contain information relevant to holders of Akari ADSs.

As previously announced, on March 4, 2024, Akari entered into an Agreement and Plan of Merger, as amended by that certain side letter dated August 15, 2024 (as it may be amended from time to time, the “Merger Agreement”), with Peak Bio, Inc. (“Peak Bio”) and Pegasus Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Akari (“Merger Sub”), pursuant to which Merger Sub will be merged with and into Peak Bio (the “Merger”), with Peak Bio surviving the Merger as a wholly owned subsidiary of Akari.

If the Merger is completed, each issued and outstanding share of Peak Bio common stock, par value $0.0001 per share (“Peak Bio Common Stock”) (other than shares of Peak Bio Common Stock held by Peak Bio as treasury stock, or shares of Peak Bio Common Stock owned by Akari, Merger Sub or any direct or indirect wholly owned subsidiaries of Akari and Dissenting Shares (as defined in the Merger Agreement)), will be converted into the right to receive Akari ADSs representing a number of Akari ordinary shares, par value $0.0001 per share (the “Akari Ordinary Shares”), equal to an exchange ratio calculated in accordance with the Merger Agreement and described in more detail in the accompanying joint proxy statement/prospectus (the “Exchange Ratio”). Outstanding convertible promissory notes of Peak Bio in the aggregate principal amount of up to $9.1 million will be canceled at the effective time of the Merger and converted into the right to receive the number of Akari ADSs equal to the Exchange Ratio for each share of Peak Bio Common Stock issuable upon the conversion of such notes as of immediately prior to the effective time of the Merger.

The Exchange Ratio will be calculated based on an initial 50% post-closing ownership split between Akari shareholders and Peak Bio stockholders, subject to certain adjustments to the ratio (and therefore the post-closing ownership split) in respect of the net cash, as determined in accordance with the Merger Agreement, of each of Akari and Peak Bio at the close of business one business day prior to the anticipated consummation of the Merger. Each party will receive a negative adjustment to the initial Exchange Ratio to the extent such party’s Net Cash is less than negative $6,000,000. Each party will receive a positive adjustment to the initial Exchange Ratio to the extent such party’s closing Net Cash exceeds zero. The Merger Agreement provides that, under certain circumstances, additional Akari ADSs may be issued to the holders of shares of Peak Bio Common Stock and holders of Peak Bio convertible notes (collectively, “Peak Bio Stock & Note Holders”) following the consummation of the Merger equal to a second exchange ratio calculated in accordance with the Merger Agreement based on changes in net cash within 120 days following the closing of the Merger. Under no circumstances will the Exchange Ratio be adjusted such that either party’s pro-forma post-closing ownership of the combined company following the Closing exceeds 80%.

As of March 4, 2024, the date of the Merger Agreement, the estimated Exchange Ratio was such that based on the number of Akari ADSs expected to be issued in accordance with the Exchange Ratio at the consummation of the Merger in exchange for the shares of Peak Bio Common Stock, Peak Bio Stock & Note Holders would own approximately 48%, and Akari shareholders would own approximately 52%, of the combined company following the consummation of the Merger, on a fully diluted basis. For purposes of its fairness opinion, Peak Bio’s financial advisor, River Corporate Advisors, assumed that the aggregate Per Share Merger Consideration to be received by the Peak Bio Stock & Note Holders would be equal to $22.6 million as of the date of the Merger Agreement.

Because the Exchange Ratio is not fixed and is subject to adjustment under certain circumstances, the market value of the Merger Consideration to Peak Bio Stock & Note Holders may fluctuate with the market price of Akari ADSs. The relevant net cash levels of Peak Bio and Akari will not be known at the time that Peak Bio stockholders vote on the Merger.

The below table indicates the projected pro forma post-closing ownership of the combined company following the Closing, on a fully diluted basis, for each of Peak Bio Stock & Note Holders and Akari shareholders based on certain levels of net cash as well as a calculation of the resulting Exchange Ratio based on the fully diluted capitalization of Akari and Peak Bio as of October 1, 2024, the latest practicable date to determine such amounts before the filing of this Joint Proxy Statement/Prospectus.

	($ in millions)
	Minimum Exchange Ratio	Anticipated Exchange Ratio Range					Maximum Exchange Ratio
Akari Net Cash	$30,000,000	$(6,000,000)	$(6,000,000)	$(2,500,000)	$(2,500,000)	$1,000,000	$(6,000,000)
Peak Bio Net Cash	$(6,000,000)	$(8,500,000)	$(6,000,000)	$(8,500,000)	$(10,000,000)	$(10,000,000)	$30,000,000
Akari Shareholder Pro Forma Ownership	80.00%	52.50%	50.00%	52.50%	54.00%	55.00%	20.00%
Peak Bio Stock & Note Holders Pro Forma Ownership	20.00%	47.50%	50.00%	47.50%	46.00%	45.00%	80.00%
Exchange Ratio	0.0014	0.3131	0.3518	0.3131	0.2916	0.2779	1.5730

Akari ADSs are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “AKTX.” Shares of Peak Bio Common Stock are listed on the OTC Pink Open Market (“OTC”) under the symbol “PKBO.”

The Merger is conditioned upon, among other things, the affirmative vote of a majority of the votes cast by shareholders of issued Akari Ordinary Shares present and entitled to vote at the Akari General Meeting (a) authorizing the Akari Board of Directors (the “Akari Board”) (or a duly authorized committee thereof) to allot up to 148,690,337,426 Akari Ordinary Shares to be issued as the corresponding number of Akari ADSs in connection with the Merger, which represents the maximum number of shares that may be issued under the terms of the Merger Agreement or subject to the Peak Bio options and warrants assumed in the Merger, though the expected number of shares is less and more fully described in the accompanying Joint Proxy Statement/Prospectus, (b) approving the issuance of Akari Ordinary Shares to be represented by Akari ADSs in connection with the Merger and (c) approving the appointment of Hoyoung Huh, M.D., Ph.D. as the non-executive chairman of the Akari Board, contingent upon and effective as of the effective time of the Merger.

I am pleased to confirm that the Akari General Meeting will take place at 2:00 p.m. London time (9:00 a.m. Eastern Time) on Thursday, November 7, 2024 at 75/76 Wimpole Street, London W1G 9RT. The Notice is set out in this document and it contains the resolutions to be proposed at the Akari General Meeting (the “Resolutions”).

Action to be taken by holders of Akari Ordinary Shares

If you are a holder of Akari ADSs, please ignore this section and refer instead to the section below - “Holders of Akari ADSs.”

If you are a holder of Akari Ordinary Shares and are planning to attend the Akari General Meeting in person (or by way of corporate representative) it would be helpful if you could inform Akari’s Company Secretary, by calling +1 (929) 274-7511. Banks, brokerage firms and other nominees may also call +1 (929) 274-7511.

If you are unable to attend the Akari General Meeting, you can still vote on the Resolutions by appointing a proxy. A form of proxy for use at the Akari General Meeting is enclosed.

You are advised to complete and return the form of proxy in accordance with the instructions printed on it and so as to arrive at Akari’s registrar, Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, England, as soon as possible but in any event by no later than 2:00 p.m. London time (9:00 a.m. Eastern Time) on Tuesday, November 5, 2024. Certificateless Registry for Electronic Share Transfer (“CREST”) members may appoint a proxy by using the CREST electronic proxy appointment service. Institutional investors may be able to appoint a proxy electronically via the Proxymity platform. For further information regarding Proxymity, please go to www.proxymity.io. The return of a form of proxy or the electronic appointment of a proxy does not preclude you from attending and voting at the Akari General Meeting if you so wish.

In order to attend and vote at the Akari General Meeting as a holder of Akari Ordinary Shares or for your form of proxy to remain valid, you must continue to be registered as a holder of Akari Ordinary Shares in Akari’s register of members as of 6:30 p.m. London time (1:30 p.m. Eastern Time) on November 5, 2024.

Therefore, if you sell or transfer your Akari Ordinary Shares on or prior to November 5, 2024, your form of proxy can no longer be used and if submitted (whether before or after you sell or transfer your Akari Ordinary Shares) will be treated as invalid. Please pass this document to the person who arranged the sale or transfer for delivery to the purchaser or transferee. The purchaser or transferee should contact Akari’s Company Secretary, by calling +1 (929) 274-7511, to request a new form of proxy for its use.

Should you elect to convert your holding of Akari Ordinary Shares into Akari ADSs before the Akari General Meeting, you will cease to be a holder of Akari Ordinary Shares in your own name and will not be entitled to vote at the Akari General Meeting as a holder of Akari Ordinary Shares. You will also not be able to use the form of proxy that has been sent to you. However, you may be able to exercise your vote as a holder of Akari ADSs representing Akari Ordinary Shares - please refer to the next section – “Holders of Akari ADSs”.

Holders of Akari ADSs

In order to exercise your vote as a holder of Akari ADSs, you or your bank, broker or nominee must be registered as a holder of Akari ADSs in the Akari ADS register maintained by Deutsche Bank Trust Company Americas, as depositary (the “Depositary Bank”) by 5:00 p.m. Eastern Time on Tuesday, October 8, 2024 (the record date for holders of Akari ADSs).

If you hold Akari ADSs through a brokerage firm, bank or nominee on October 8, 2024, the materials for Akari ADS holders, including the ADS proxy card, will be sent to that organization. The organization holding your account is considered the ADS holder of record. Please reach out to that organization to provide your voting instructions. Please note that ADS proxy cards submitted by ADS holders must be received by the Depositary Bank no later than 1:00 p.m. Eastern Time on October 29, 2024.

Please note that Akari ADS proxy cards submitted by holders of Akari ADSs must be received by the Depositary Bank by no later than 1:00 p.m. Eastern Time on October 29, 2024.

Contact for Holders of Akari ADSs

If you have queries about how you can deliver voting instructions, please contact Deutsche Bank c/o Equiniti Trust Company by telephone: +1 (866) 249-2593 (toll free within the United States) or +1 (718) 921-8137 (for international callers) or by email at adr@equiniti.com or by mail at Deutsche Bank Trust Company Americas, c/o Equiniti Trust Company, Peck Slip Station PO Box 2050 New York, NY 10272-2050.

Contact at Akari

If at any point you have any queries, please contact Akari’s Company Secretary, by calling +1 (929) 274-7511 .

Your vote is very important, regardless of the number of shares of Akari Ordinary Shares or Akari ADSs you own. Whether or not you expect to attend the Akari General Meeting in person, please vote or otherwise submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the Akari General Meeting.

THE AKARI BOARD HAS UNANIMOUSLY (I) DETERMINED THAT THE TERMS OF THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF AKARI AND ITS SHAREHOLDERS AS A WHOLE; (II) APPROVED, ADOPTED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT; (III) RESOLVED, SUBJECT TO THE TERMS OF THE MERGER AGREEMENT, TO RECOMMEND THAT AKARI SHAREHOLDERS APPROVE (A) THE AUTHORIZATION OF THE AKARI BOARD TO ALLOT UP TO 148,690,337,426 AKARI ORDINARY SHARES (TO BE REPRESENTED BY AKARI ADSs) TO BE ISSUED IN CONNECTION WITH THE MERGER OR SUBJECT TO THE PEAK BIO OPTIONS AND WARRANTS ASSUMED IN THE MERGER, (B) THE ISSUANCE OF AKARI ORDINARY SHARES REPRESENTED BY AKARI ADSs AND (C) THE APPOINTMENT OF HOYOUNG HUH, M.D., PH.D. AS THE NON-EXECUTIVE CHAIRMAN OF THE AKARI BOARD, CONTINGENT UPON AND EFFECTIVE AS OF THE EFFECTIVE TIME; AND (IV) DIRECTED THAT SUCH PROPOSALS BE SUBMITTED TO AKARI SHAREHOLDERS FOR APPROVAL AT A MEETING OF AKARI SHAREHOLDERS DULY CALLED AND HELD FOR SUCH PURPOSES. THE AKARI BOARD MADE ITS DETERMINATION AFTER CONSIDERING A NUMBER OF REASONS MORE FULLY DESCRIBED IN THIS JOINT PROXY STATEMENT/PROSPECTUS.

THE AKARI BOARD RECOMMENDS THAT YOU VOTE “FOR” THE AUTHORIZATION OF THE AKARI BOARD (OR A DULY AUTHORIZED COMMITTEE THEREOF) TO ALLOT UP TO 148,690,337,426 AKARI ORDINARY SHARES (TO BE REPRESENTED BY AKARI ADSs) TO BE ISSUED IN CONNECTION WITH THE MERGER OR SUBJECT TO THE PEAK BIO OPTIONS AND WARRANTS ASSUMED IN THE MERGER, “FOR” THE APPROVAL OF THE ISSUANCE OF AKARI ORDINARY SHARES (AND ACCORDINGLY, AKARI ADSs) TO BE ISSUED IN CONNECTION WITH THE MERGER, “FOR” THE APPOINTMENT OF HOYOUNG HUH, M.D., PH.D. AS THE NON-EXECUTIVE CHAIRMAN OF THE AKARI BOARD AND “FOR” THE OTHER PROPOSALS PROPOSED BY THE AKARI BOARD AND INCLUDED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

For a discussion of risk factors that you should consider in evaluating the transaction, see the section of the accompanying joint proxy statement/prospectus titled, “Risk Factors.”

We urge you to read this joint proxy statement/prospectus carefully and in its entirety.

Sincerely,

/s/ Samir R. Patel, M.D.
Samir R. Patel, M.D. Interim President and Chief Executive Officer Akari Therapeutics, Plc

Neither the Securities and Exchange Commission nor any state or provincial securities commission or regulatory authority has approved or disapproved of these securities or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated October 11, 2024 and is first being mailed to Akari shareholders on or about October 15, 2024.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to what action you should take, you are recommended to seek your own financial advice from your stockbroker or other independent adviser authorized under the Financial Services and Markets Act 2000 (as amended).

If you have recently sold or transferred all of your shares in AKARI THERAPEUTICS, PLC, please forward this document, together with the accompanying documents, as soon as possible either to the purchaser or transferee or to the person who arranged the sale or transfer so they can pass these documents to the person who now holds the shares.

Akari Therapeutics, Plc

(Registered in England & Wales, No. 0525842)

Registered office:

Highdown House

Yeoman Way

Worthing

West Sussex

BN99 3HH

NOTICE OF GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY, NOVEMBER 7, 2024

Dear Shareholders of Akari Therapeutics, plc:

NOTICE is hereby given that a general meeting of shareholders of Akari Therapeutics, Plc (“Akari”), a public limited company incorporated under the laws of England and Wales, will be held at 2:00 p.m. London time (9:00 a.m. Eastern Time) on Thursday, November 7, 2024, at 75/76 Wimpole Street, London W1G 9RT, (the “Akari General Meeting”), for the following purposes:

Ordinary resolutions

1.

Merger Allotment Proposal. Without prejudice to all existing authorities (which will remain in full force and effect), to authorize Akari’s directors generally and unconditionally, for the purposes of section 551 of the U.K. Companies Act 2006 (the “Companies Act 2006”), to allot ordinary shares in Akari, and grant rights to subscribe for or to convert any security into ordinary shares in Akari, up to a maximum aggregate nominal amount of $14,444,680 in connection with the Merger (as defined below) contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 4, 2024, as amended, by and among Akari, Peak Bio, Inc. (“Peak Bio”) and Pegasus Merger Sub, Inc. (“Merger Sub”) for a period expiring (unless previously renewed, varied or revoked by resolution of Akari) at the conclusion of Akari’s annual general meeting in 2025, provided that Akari may make offers or agreements before this authority expires which would or might require ordinary shares in Akari to be allotted, or rights to subscribe for or convert any security into ordinary shares in Akari to be granted, after this authority has expired and the directors of Akari may allot ordinary shares in Akari and grant rights in pursuance of those offers or agreements as if this authority had not expired (the “Allotment Proposal”).

2.

Share Issuance Proposal. Subject to and conditional upon the passing of the Allotment Proposal, to approve the issuance of ordinary shares of Akari, par value $0.0001 per share (the “Akari Ordinary Shares”) to be represented by Akari American Depositary Shares (“Akari ADSs”) in connection with the Merger for purposes of applicable Nasdaq Capital Market rules (the “Share Issuance Proposal”).

3.

Chairman Appointment Proposal. Subject to and conditional upon the passing of the Allotment Proposal and Share Issuance Proposal, to approve the appointment of Hoyoung Huh, M.D., Ph.D. as the non-executive chairman of the Akari board of directors (the “Akari Board”), contingent upon and effective as of the effective time of the merger of Merger Sub with and into Peak Bio with Peak Bio surviving as a wholly owned subsidiary of Akari, pursuant to and in accordance with the terms of the Merger Agreement (the “Merger”).

4.

General Allotment Proposal. That, in accordance with section 551 of the Companies Act 2006, Akari’s directors or any duly authorized committee of the directors be generally and unconditionally authorized to allot shares in Akari and to grant rights to subscribe for or to convert any security into shares in Akari (“Rights”) up to an aggregate nominal amount of $5,546,667 for a period expiring (unless otherwise renewed, varied or revoked by Akari in general meeting) on November 6, 2029, save that Akari may, before such expiry, make offers or agreements which would or might require such shares to be allotted or Rights to be granted after such expiry and the directors may allot such shares or grant such Rights in pursuance of such offers or agreements notwithstanding that the authority conferred by this resolution has expired. The authority referred to in this resolution is in addition to all subsisting authorities conferred on the directors of Akari in accordance with section 551 of the Companies Act 2006, but the directors of Akari may allot shares in Akari or grant rights pursuant to an offer made or agreement entered into by Akari before the expiry of the authority pursuant to which that offer was made or agreement entered into.

5.

Equity Plan Proposal. To generally and unconditionally authorize an increase in the number of shares available for the grant of awards under Akari’s 2023 Equity Incentive Plan by 7,800,000,000 Akari Ordinary Shares to an aggregate of 8,780,000,000 Akari Ordinary Shares.

Special resolution

6.

Pre-emption Rights Proposal. That, conditional upon resolution number 4 above (the “General Allotment Proposal”) being duly passed, in accordance with section 570 of the Companies Act 2006 the directors of Akari (or any duly authorized committee of the directors of Akari) be generally empowered to allot equity securities (as defined in section 560 of the Companies Act 2006) for cash pursuant to the authorization conferred on them by the General Allotment Proposal as if section 561 of the Companies Act 2006 and any pre-emption provisions in Akari’s articles of association (or howsoever otherwise arising) did not apply to the allotment for a period expiring (unless previously renewed, varied or revoked by Akari prior to or on that date) November 6, 2029 save that Akari may, before such expiry, make an offer or agreement which would or might require shares to be allotted after such expiry and the directors may allot shares in pursuance of any such offer or agreement notwithstanding that the power conferred by this resolution has expired.

Each of Proposals 1 through 5 will be proposed as an ordinary resolution that will be approved if (i) on a show of hands, a majority of shareholders present in person or by proxy and voting on the proposal vote in favor of the resolution or (ii) on a poll, a majority of the shares present at the Akari General Meeting in person or by proxy and voting on the proposal are voted in favor of the resolution. Proposal 6 is proposed as a special resolution that will be approved if assuming that a quorum is present (i) on a show of hands, at least 75% of shareholders present in person or by proxy and voting on the proposal vote in favor of the resolution or (ii) on a poll, at least 75% of the shares present at the Akari General Meeting in person or by proxy and voting on the proposal are voted in favor of the resolution. Abstentions and broker non-votes will be counted for the purpose of determining the presence or absence of a quorum, but will not be counted for the purpose of determining the number of votes cast on a given proposal and therefore will not impact the outcomes of the items on the agenda.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, as amended, Akari specifies that entitlement to attend and vote at the Akari General Meeting, and the number of votes which may be cast at the Akari General Meeting, will be determined by reference to Akari’s register of members at 6:30 p.m. (London time) on November 5, 2024 or, if the Akari General Meeting is adjourned, at 6:30 p.m. (London time) two working days before the time of the adjourned Akari General Meeting. In each case, changes to the register of members after such time will be disregarded. The accompanying joint proxy statement/prospectus more fully describes the details of the business to be conducted at the Akari General Meeting. After careful consideration, the Akari Board has unanimously approved the proposals and recommends that you vote FOR each proposal described in the accompanying joint proxy statement/prospectus.

Akari’s principal executive offices are located at 22 Boston Wharf Road FL 7, Boston, MA 02210. The registered office of Akari Therapeutics, Plc is at Highdown House, Yeoman Way, Worthing, West Sussex, BN99 3HH, United Kingdom. Except as set out in this Notice, any communication with Akari in relation to the Akari General Meeting, should be sent to Akari’s registrar, Equiniti Limited, at Aspect House, Spencer Road, Lancing, BN99 6DA (“Equiniti Limited”). No other means of communication will be accepted. In particular, you may not use any electronic address provided within this notice or in any related documents to communicate with Akari except as expressly permitted.

You are reminded that you can update your preferences for communications by Akari at any time through www.shareview.co.uk. You can contact Equiniti Limited for assistance with the process on +44 (0)371 384 2030. There is no charge for this service. Akari encourages you to agree to the use of electronic communications as it will enable you to receive information quicker and reduce Akari’s costs and environmental impact.

The results of any polls taken on the resolutions at the Akari General Meeting and any other information required by the Companies Act 2006 will be made available on the Akari’s website (https://www.akaritx.com/) as soon as reasonably practicable following the Akari General Meeting and for the required period thereafter.

Your vote is important. The affirmative vote (on a show of hands or a poll) of shareholders present in person or by proxy in accordance with the requisite majority set forth in the accompanying joint proxy statement/prospectus is required for approval of the Proposals. We encourage you to read the joint proxy statement/prospectus carefully.

Please complete, date, sign and return the enclosed proxy form as promptly as possible (and in any event by 2:00 p.m. (London time) on November 5, 2024) in order to ensure your representation at the Akari General Meeting. Please note, however, that if your shares are represented by American Depositary Shares and held on deposit by Deutsche Bank Trust Company Americas, as depositary, or if your ordinary shares are held of record by a broker, bank or other nominee, and you wish to have your votes cast at the Akari General Meeting, you must obtain, complete and timely return a proxy form issued in your name from that intermediary in accordance with any instructions provided therewith.

BY ORDER OF THE BOARD	Registered office

/s/ Dr. Raymond Prudo-Chlebosz Dr. Raymond Prudo-Chlebosz Chairman October 11, 2024	Highdown House Yeoman Way, Worthing, West Sussex, BN99 3HH, United Kingdom Registered in England and Wales No 05252842

THE AKARI BOARD HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, AKARI AND ITS SHAREHOLDERS AND HAS APPROVED EACH SUCH RESOLUTION. THE AKARI BOARD RECOMMENDS THAT AKARI SHAREHOLDERS VOTE “FOR” EACH SUCH RESOLUTION.

Notes

(a)

Only those members registered in the register of members of Akari at 6:30 p.m. London time (1:30 p.m. Eastern Time) on November 5, 2024 will be entitled to attend and vote at the Akari General Meeting in respect of the number of ordinary shares registered in their name at the time. Changes to entries on the relevant register after that deadline will be disregarded in determining the rights of any person to attend and vote at the Akari General Meeting. Should the Akari General Meeting be adjourned to a time not more than 48 hours after the deadline, the same deadline will also apply for the purpose of determining the entitlement of members to attend and vote (and for the purpose of determining the number of votes they may cast) at the adjourned Akari General Meeting. Should the Akari General Meeting be adjourned for a longer period, then to be so entitled, members must be entered on the register of members at the time which is 48 hours before the time fixed for the adjourned Akari General Meeting or, if Akari gives notice of the adjourned Akari General Meeting, at the time specified in the notice.

(b)

Any member may appoint a proxy to attend, speak and vote on his/her behalf. A member may appoint more than one proxy in relation to the Akari General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares of the member. A proxy need not be a member but must attend the meeting in person. If a member wishes his or her proxy to speak on his or her behalf at the Akari General Meeting, he or she will need to appoint his or her own choice of proxy and give his or her instructions directly to them. Completion and return of a proxy form will not preclude a member from attending, speaking and voting at the Akari General Meeting or any adjournment thereof in person. If a proxy is appointed and the member attends the Akari General Meeting in person, the proxy appointment will automatically be terminated. A validly appointed proxy shall be authorized (at his or her discretion) to consent to any adjournment or postponement of the Akari General Meeting and, unless otherwise terminated or amended in accordance with these notes or the notes to the proxy form, the submitted proxy form shall remain effective at any such adjourned or postponed Akari General Meeting. Proxy forms, used by the holders of ordinary shares to vote, should be lodged with Akari’s registrar (Equiniti Limited) not later than 2:00 p.m. London time (9:00 a.m. Eastern Time) on November 5, 2024. The attached joint proxy statement/prospectus explains proxy voting and the matters to be voted on in more detail. Please read the joint proxy statement/prospectus carefully. For specific information regarding the voting of your Akari Ordinary Shares, please refer to the accompanying joint proxy statement/prospectus under the section titled “Questions and Answers About the Merger.”

(c)

Any corporation that is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that, if it is appointing more than one corporate representative, it does not do so in relation to the same shares.

(d)

In the case of joint holders, the vote of the senior holder who tenders the vote whether in person or by proxy will be accepted to the exclusion of the votes of any other joint holders. For these purposes, seniority shall be determined by the order in which the names stand in Akari’s relevant register or members for the certificated or uncertificated shares of Akari (as the case may be) in respect of the joint holding.

(e)

Certificateless Registry for Electronic Share Transfer (“CREST”) members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Akari General Meeting and any adjournments or postponements of it by using the procedures described in the CREST Manual (available via www.euroclear.com). CREST personal members or other CREST sponsored members, and those CREST members who have appointed voting service providers, should refer to their sponsors or voting service providers, who will be able to take the appropriate action on their behalf. For a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for those instructions as described in the CREST Manual (available via www.euroclear.com). The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to the previously appointed proxy, must, to be valid, be transmitted so as to be received by Akari’s agent (ID: RA19) by 2:00 p.m. London time (9:00 a.m. am Eastern time) on November 5, 2024. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Akari’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed voting service providers, to procure that its CREST sponsors or voting service providers take) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. Akari may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(f)

If you are an institutional investor you may be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by Akari and approved by the registrar. For further information regarding Proxymity, please go to www.proxymity.io. Your proxy must be lodged by 2:00 p.m. London time (9:00 a.m. Eastern time) on November 5, 2024 in order to be considered valid. Before you can appoint a proxy via this process you will need to have agreed to Proxymity’s associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy.

(g)

As of October 1, 2024 (being the last practicable date before circulation of this Notice), Akari’s issued ordinary share capital consisted of 24,289,231,523 Akari Ordinary Shares, carrying one vote each. Each ADS of the Company represents two thousand (2,000) Akari Ordinary Shares.

(h)

Under section 527 of the U.K. Companies Act 2006, members meeting the threshold requirement set out in that section have the right to require Akari to publish on a website a statement setting out any matter relating to: (i) the audit of Akari’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the Akari General Meeting; or (ii) any circumstance connected with an auditor of Akari ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the U.K. Companies Act 2006. Akari may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the U.K. Companies Act 2006. Where Akari is required to place a statement on a website under section 527 of the U.K. Companies Act 2006, it must forward the statement to Akari’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Akari General Meeting includes any statement that Akari has been required, under section 527 of the U.K. Companies Act 2006, to publish on a website.

(i)

Except as set out in the notes to this Notice, any communication with Akari in relation to the Akari General Meeting, including in relation to proxies, should be sent to Akari’s registrar, Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, England. No other means of communication will be accepted. In particular, you may not use any electronic address provided either in this notice or in any related documents to communicate with Akari for any purpose other than those expressly stated.

(j)

Any ordinary shareholder attending the meeting has the right to ask questions. Akari must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of Akari or the good order of the meeting that the question be answered.

MERGER PROPOSED - YOUR VOTE IS VERY IMPORTANT

October 11, 2024

To the Stockholders of Peak Bio, Inc.:

On March 4, 2024 Peak Bio, Inc. (“Peak Bio”), Akari Therapeutics, Plc (“Akari”) and Pegasus Merger Sub, Inc., a wholly owned subsidiary of Akari (“Merger Sub”), entered into an Agreement and Plan of Merger, as amended by that certain side letter dated August 15, 2024 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”), pursuant to which, subject to the terms and conditions set forth therein, Merger Sub will merge with and into Peak Bio (the “Merger”) with Peak Bio surviving as a wholly owned subsidiary of Akari.

Upon completion of the Merger, each share of common stock, par value $0.0001 per share, of Peak Bio (the “Peak Bio Common Stock”) issued and outstanding (other than shares of Peak Bio Common Stock held by Peak Bio as treasury stock, or shares of Peak Bio Common Stock owned by Akari, Merger Sub or any direct or indirect wholly owned subsidiaries of Akari and Dissenting Shares (as defined in the Merger Agreement)), will be converted into the right to receive Akari American Depositary Shares (“Akari ADSs”) representing a number of Akari ordinary shares, par value $0.0001 per share (the “Akari Ordinary Shares”), equal to an exchange ratio calculated in accordance with the Merger Agreement and described in more detail in the accompanying joint proxy statement/prospectus (the “Exchange Ratio”). Outstanding convertible promissory notes in the aggregate principal amount of up to $9.1 million, together with all accrued unpaid interest thereon, will be canceled at the effective time of the Merger and converted into the right to receive the number of Akari ADSs equal to the Exchange Ratio for each share of Peak Bio Common Stock issuable upon the conversion of such notes as of immediately prior to the effective time of the Merger. We collectively refer to the Akari ADSs issuable to Peak Bio stockholders and convertible noteholders as the “Merger Consideration”.

The Exchange Ratio will be calculated based on an initial 50% post-closing ownership split between Akari shareholders and Peak Bio stockholders and convertible noteholders (collectively, “Peak Bio Stock & Note Holders”), subject to certain adjustments to the ratio (and therefore the post-closing ownership split) in respect of the net cash, as determined in accordance with the Merger Agreement, of each of Akari and Peak Bio at the close of business one business day prior to the anticipated consummation of the Merger. Each party will receive a negative adjustment to the initial Exchange Ratio to the extent such party’s net cash is less than negative $6,000,000. Each party will receive a positive adjustment to the initial Exchange Ratio to the extent such party’s closing net cash exceeds zero. The Merger Agreement provides that, under certain circumstances, additional Akari ADSs may be issued to the Peak Bio Stock & Note Holders following the consummation of the Merger equal to a second exchange ratio calculated in accordance with the Merger Agreement based on changes in net cash within 120 days following the closing of the Merger. Under no circumstances will the Exchange Ratio be adjusted such that either party’s pro-forma post-closing ownership of the combined company following the Closing exceeds 80%.

As of March 4, 2024, the date of the Merger Agreement, the estimated Exchange Ratio was such that based on the number of Akari ADSs expected to be issued in accordance with the Exchange Ratio at the consummation of the Merger in exchange for the shares of Peak Bio Common Stock, Peak Bio Stock & Note Holders would own approximately 48%, and Akari shareholders would own approximately 52%, of the combined company following the consummation of the Merger, on a fully diluted basis. For purposes of its fairness opinion, Peak Bio’s financial advisor, River Corporate Advisors, assumed that the aggregate Per Share Merger Consideration to be received by the Peak Bio Stock & Note Holders would be equal to $22.6 million as of the date of the Merger Agreement.

Because the Exchange Ratio is not fixed and is subject to adjustment under certain circumstances, the market value of the Merger Consideration to Peak Bio Stock & Note Holders may fluctuate with the market price of Akari ADSs. The relevant net cash levels of Peak Bio and Akari will not be known at the time that Peak Bio stockholders vote on the Merger.

The below table indicates the projected pro forma post-closing ownership of the combined company following the completion of the Merger, on a fully diluted basis, for each of Peak Bio Stock & Note Holders and Akari shareholders based on certain levels of net cash as well as a calculation of the resulting Exchange Ratio based on the fully diluted capitalization of Akari and Peak Bio as of October 1, 2024, the latest practicable date to determine such amounts before the filing of this Joint Proxy Statement/Prospectus.

	($ in millions)
	Minimum Exchange Ratio	Anticipated Exchange Ratio Range					Maximum Exchange Ratio
Akari Net Cash	$30,000,000	$(6,000,000)	$(6,000,000)	$(2,500,000)	$(2,500,000)	$1,000,000	$(6,000,000)
Peak Bio Net Cash	$(6,000,000)	$(8,500,000)	$(6,000,000)	$(8,500,000)	$(10,000,000)	$(10,000,000)	$30,000,000
Akari Shareholder Pro Forma Ownership	80.00%	52.50%	50.00%	52.50%	54.00%	55.00%	20.00%
Peak Bio Stock & Note Holder Pro Forma Ownership	20.00%	47.50%	50.00%	47.50%	46.00%	45.00%	80.00%
Exchange Ratio	0.0014	0.3131	0.3518	0.3131	0.2916	0.2779	1.5730

The Akari ADSs, each of which represents the right to receive 2,000 Akari Ordinary Shares, issued in connection with the Merger will be listed on the Nasdaq Capital Market (“Nasdaq”). Akari ADSs are traded on Nasdaq under the symbol “AKTX”. Shares of Peak Bio Common Stock are traded on OTC Pink Open Market under the symbol “PKBO”. We encourage you to obtain current quotes for Akari ADSs and shares of Peak Bio Common Stock. The accompanying joint proxy statement/prospectus presents information on the basis of Akari ADSs, which are the securities issuable in connection with the Merger.

At the special meeting of Peak Bio stockholders (the “Peak Bio Special Meeting”), Peak Bio stockholders will be asked to consider and vote on (1) a proposal to adopt the Merger Agreement (the “Merger Proposal”) and (2) a proposal to approve the adjournment or postponement of the Peak Bio Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Peak Bio Special Meeting to approve the Merger Proposal (the “Adjournment Proposal”). The board of directors of Peak Bio recommends that Peak Bio stockholders vote “FOR” the Merger Proposal and the Adjournment Proposal to be considered at the Peak Bio Special Meeting.

We cannot complete the Merger unless the Merger Proposal is approved by the Peak Bio stockholders. Your vote on these matters is very important, regardless of the number of shares you own. Whether or not you plan to attend the Peak Bio Special Meeting, please promptly mark, sign and date the accompanying proxy card and return it in the enclosed postage-paid envelope or use the Internet as described in the instructions included with your proxy card in order to authorize the individuals named on your proxy card to vote your shares at the Peak Bio Special Meeting.

The accompanying joint proxy statement/prospectus provides you with important information about the Peak Bio Special Meeting, the Merger, and each of the proposals. We encourage you to read the entire document carefully, in particular the “Risk Factors” section of the accompanying joint proxy statement/prospectus, for a discussion of risks relevant to the Merger.

We look forward to the successful completion of the Merger.

Sincerely,

/s/ Hoyoung Huh, M.D., Ph.D. Hoyoung Huh, M.D., Ph.D. Executive Chairman of the Board Peak Bio, Inc.

4900 Hopyard Road, Suite 100

Pleasanton, California 94588

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON NOVEMBER 7, 2024

To the Stockholders of Peak Bio, Inc.:

Notice is hereby given that Peak Bio, Inc. (“Peak Bio”) will hold a special meeting of its stockholders (the “Peak Bio Special Meeting”) virtually via the Internet on November 7, 2024, beginning at 10:00 a.m., Eastern Time.

The Peak Bio Special Meeting will be held in a virtual meeting format only, via live webcast, and there will not be a physical meeting location. You will be able to attend the Peak Bio Special Meeting online and to vote your shares electronically at the meeting by visiting https://www.cstproxy.com/peak-bio/2024 (the “Special Meeting Website”) to register and entering your control number included on your proxy card or on the instructions that accompanied your proxy materials.

The Peak Bio Special Meeting will be held for the following purposes:

•

to consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of March 4, 2024, as amended by that certain side letter dated August 15, 2024 (as it may be amended from time to time, the “Merger Agreement”), by and among Peak Bio, Akari Therapeutics, Plc (“Akari”) and Pegasus Merger Sub, Inc., a wholly owned subsidiary of Akari (“Merger Sub”), pursuant to which Merger Sub will merge with and into Peak Bio (the “Merger”) with Peak Bio surviving the Merger as a wholly owned subsidiary of Akari (the “Merger Proposal”); and

•

to consider and vote on a proposal to approve the adjournment or postponement of the Peak Bio Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Peak Bio Special Meeting to approve the Merger Proposal (the “Adjournment Proposal”).

The accompanying joint proxy statement/prospectus, including the Merger Agreement attached thereto as Annex A, contains further information with respect to these matters.

Stockholders of record at the close of business on September 24, 2024 (which we refer to as the “Record Date”) will be entitled to notice of and to vote at the Peak Bio Special Meeting or any adjournment or postponement of the Peak Bio Special Meeting.

The Peak Bio board of directors (the “Peak Bio Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of Peak Bio and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, (iii) subject to the terms and conditions of the Merger Agreement, resolved to recommend that the Peak Bio stockholders adopt the Merger Agreement and (iv) directed that the Merger Agreement and the transactions contemplated thereby be submitted to the Peak Bio stockholders for adoption. The Peak Bio Board recommends that Peak Bio stockholders vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.

Your vote is very important, regardless of the number of shares of Peak Bio common stock you own. The parties cannot complete the transactions contemplated by the Merger Agreement, including the Merger, without approval of the Merger Proposal. Assuming a quorum is present, the approval of the Merger Proposal requires the affirmative vote of a majority of the outstanding shares of Peak Bio common stock entitled to vote on the Merger Proposal.

Whether or not you plan to attend the Peak Bio Special Meeting via the Special Meeting Website, Peak Bio urges you to please promptly mark, sign and date the accompanying proxy and return it in the enclosed postage-paid envelope, which requires no postage if mailed in the United States, or to submit your votes electronically via the Internet as described in the instructions included with the accompanying proxy card, so that your shares may be represented and voted at the Peak Bio Special Meeting. If you hold your shares through a broker, bank or other nominee in “street name” (instead of as a registered holder), please follow the instructions on the voting instruction form provided by your bank, broker or nominee to vote your shares. The list of Peak Bio stockholders entitled to vote at the Peak Bio Special Meeting will be available at Peak Bio’s headquarters for examination by any Peak Bio stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the Peak Bio Special Meeting. If you would like to examine the list of Peak Bio stockholders of record, please contact Peak Bio’s Acting Chief Financial Officer by emailing divya.patel@peak-bio.com, or by a written request addressed to Peak Bio, Inc., 4900 Hopyard Road, Suite 100, Pleasanton, California 94588, Attention: Acting Chief Financial Officer to schedule an appointment or request access. The list of Peak Bio stockholders will be made available for examination electronically upon request to Peak Bio’s Acting Chief Financial Officer, subject to Peak Bio’s satisfactory verification of stockholder status. The list of Peak Bio stockholders entitled to vote at the Peak Bio Special Meeting will also be available for examination by any Peak Bio stockholder during the Peak Bio Special Meeting via the special meeting website at https://www.cstproxy.com/peak-bio/2024.

If you have any questions about the Merger, please contact Peak Bio as indicated above.

If you have any questions about how to vote or direct a vote in respect of your shares of Peak Bio common stock, you may contact Peak Bio’s proxy solicitor, Advantage Proxy, Inc., toll-free at (877) 870-8565. Banks and brokers may call collect at (206) 870-8565.

By Order of the Board of Directors,

/s/ Hoyoung Huh, M.D., Ph.D.
Hoyoung Huh, M.D., Ph.D. Executive Chairman of the Board Peak Bio, Inc. 4900 Hopyard Road Suite 100 Pleasanton, California 94588 Dated: October 11, 2024

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4, which constitutes a prospectus of Akari Therapeutics, Plc (“Akari”), under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”) (collectively, the “Joint Proxy Statement/Prospectus”), with respect to the Akari ordinary shares, par value $0.0001 per share (the “Akari Ordinary Shares”), certain of which are represented by Akari American Depositary Shares (“Akari ADSs”), and the Akari ADSs to be delivered pursuant to the Agreement and Plan of Merger, dated as of March 4, 2024, by and among Akari, Peak Bio, Inc. (“Peak Bio”) and Pegasus Merger Sub, Inc. (“Merger Sub”), as amended by that certain side letter dated August 15, 2024 (as it may be amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into Peak Bio (the “Merger”), with Peak Bio surviving the Merger as a wholly owned subsidiary of Akari.

This document also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of each of Akari and Peak Bio. This Joint Proxy Statement/Prospectus also constitutes a notice of meeting with respect to each of (A) the general meeting of Akari shareholders (the “Akari General Meeting”), at which Akari shareholders will be asked to consider and vote on (i) a proposal to generally and unconditionally authorize the Akari Board of Directors (“Akari Board”) to allot Akari Ordinary Shares and grant rights to subscribe for or convert any security into Akari Ordinary Shares, up to a maximum aggregate nominal amount of $14,444,680 in connection with the Merger (the “Merger Allotment Proposal”), (ii) a proposal to approve the issuance of shares of Akari Ordinary Shares to be represented by Akari ADSs in connection with the Merger for purposes of applicable Nasdaq Capital Market (“Nasdaq”) rules (the “Share Issuance Proposal”), (iii) a proposal to appoint Hoyoung Huh, M.D., Ph.D. as the non-executive chairman of the Akari Board, contingent upon and effective as of the effective time of the Merger (the “Chairman Appointment Proposal”), (iv) a proposal that the Akari Board be generally and unconditionally authorized to allot shares in Akari and to grant rights to subscribe for or to convert any security into shares in Akari up to an aggregate nominal amount of $5,546,667, provided that this authority shall, unless renewed, varied or revoked by Akari, expire on November 6, 2029 (the “General Allotment Proposal”), (v) a proposal to authorize an increase in the number of shares available for the grant of awards under Akari’s 2023 Equity Incentive Plan (the “2023 Plan”) by 7,800,000,000 Akari Ordinary Shares to an aggregate of 8,780,000,000 Akari Ordinary Shares (the “Equity Plan Proposal”) and (vi) a proposal that the Akari Board be authorized to disapply the pre-emption rights under the Companies Act 2006 and the Company’s articles of association (and howsoever applicable) in respect of the shares allotted and rights granted pursuant to the authorization proposed in the Allotment Proposal (the “Pre-emption Rights Proposal”) and (B) the special meeting of Peak Bio stockholders (the “Peak Bio Special Meeting”), at which Peak Bio stockholders will be asked to consider and vote on (i) a proposal to adopt the Merger Agreement (the “Merger Proposal”) and (ii) a proposal to adjourn or postpone the Peak Bio Special Meeting, or any adjournments or postponements thereof, to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the Merger Agreement (the “Adjournment Proposal”).

Akari has supplied all information contained or incorporated by reference in this Joint Proxy Statement/Prospectus relating to Akari and Merger Sub, and Peak Bio has supplied all such information relating to Peak Bio. Akari and Peak Bio have both contributed to such information relating to the Merger.

You should rely only on the information contained or incorporated by reference into this Joint Proxy Statement/Prospectus. Neither Akari nor Peak Bio authorized anyone to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated October 11, 2024. You should not assume that the information contained in this document is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this document is accurate as of any date other than the date of such incorporated document. Neither the mailing of this Joint Proxy Statement/Prospectus to Akari shareholders nor the delivery by Akari of either Akari ADSs or Akari Ordinary Shares pursuant to the Merger Agreement will create any implication to the contrary.

This Joint Proxy Statement/Prospectus does not constitute a prospectus within the meaning of section 85 of the U.K. Financial Services and Markets Act 2000 (“FSMA”), and has not been drawn up in accordance with the Prospectus Regulation Rules published by the U.K. Financial Conduct Authority (“FCA”) and a copy has not, and will not be, approved or filed with the FCA. This Joint Proxy Statement/Prospectus does not constitute, and Akari is not making, an offer of transferable securities to the public in the United Kingdom within the meaning of section 102B of FSMA or otherwise.

REFERENCES TO ADDITIONAL INFORMATION

You may obtain additional copies of this Joint Proxy Statement/Prospectus or other publicly available information free of charge through the SEC’s website at www.sec.gov. You also can obtain these documents free of charge by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

For information about Akari:	For information about Peak Bio:

By Mail: Akari Therapeutics, Plc 22 Boston Wharf Road, FL 7, Boston, MA 02210	By Mail: Peak Bio, Inc. 4900 Hopyard Rd, Ste 100 Pleasanton, CA 94588

By Telephone: (929) 274-7510	By Telephone: (925) 463-4800

In addition, you also may obtain additional copies of this Joint Proxy Statement/Prospectus free of charge by contacting Advantage Proxy, Inc., Peak Bio’s proxy solicitor, by calling toll free at (877) 870-8565. Banks, brokerage firms and other nominees may call collect at (206) 870-8565.

In order for you to receive timely delivery of the documents in advance of the Akari General Meeting to be held on November 7, 2024 or the Peak Bio Special Meeting to be held on November 7, 2024, as applicable, please request the documents no later than October 31, 2024.

i

ii

iii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements and documents to which Akari and Peak Bio refer you in this Joint Proxy Statement/Prospectus as well as oral statements made or to be made by Akari and Peak Bio, contain assumptions, expectations, projections, intentions or beliefs about future events that are intended as “forward-looking statements.” All statements included or incorporated by reference in this Joint Proxy Statement/Prospectus, other than statements that are historical facts, are forward-looking statements including, without limitation, statements related to (i) satisfaction of closing conditions to the Merger, prospective performance and opportunities with respect to Akari or Peak Bio, post-closing operations and the outlook for the companies’ businesses; (ii) Akari’s, Peak Bio’s or the combined company’s targets, plans, objectives or goals for future operations, including those related to Akari’s and Peak Bio’s product candidates, research and development, product candidate introductions and product candidate approvals as well as cooperation in relation thereto; (iii) projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures; and (iv) future economic performance, future actions and outcome of contingencies such as legal proceedings; and the assumptions underlying or relating to such statements. These forward-looking statements are made on the basis of the current beliefs, expectations, and assumptions of management are not guarantees of performance and are subject to significant risks and uncertainty and are subject to change at any time. In the event such risks or uncertainties materialize, Akari’s, Peak Bio’s and/or the combined company’s results could be materially adversely affected. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following:

•	failure to consummate the Merger as contemplated could negatively impact the price of Akari Ordinary Shares and the future business and financial results of the combined company;

•

the market price of the Akari ADSs and respective net cash levels of Peak Bio and Akari will fluctuate prior to the Merger, so Peak Bio Stock & Note Holders cannot be sure of the value of the Akari ADSs they will receive if the Merger is consummated;

•

the Merger remains subject to additional conditions, some of which Akari and Peak Bio cannot control, which could result in the Merger not being consummated or being delayed, either of which could negatively impact the share price and future business and operating results of Akari, Peak Bio, and/or the combined company;

•

lawsuits may in the future be filed against Akari, Peak Bio and members of their respective boards of directors challenging the Merger, and an adverse ruling in any such lawsuit may delay or prevent the completion of the Merger or result in an award of damages against Akari or Peak Bio;

•

the directors and executive officers of Peak Bio have interests in the Merger that may be different from, or in addition to, those of other Peak Bio Stock & Note Holders, which could have influenced their decisions to support or approve the Merger;

•

the Merger Agreement restricts Akari’s and Peak Bio’s ability to pursue alternatives to the Merger, however, in specified circumstances, Akari or Peak Bio may terminate the Merger Agreement to accept a superior proposal;

•	if the proposed Merger is not completed, each of Akari and Peak Bio will have incurred substantial costs that may adversely affect Akari’s and Peak Bio’s respective financial results;

•

if the PIPE Financing (as defined below) is not completed and the corresponding condition to the Merger is waived, the proposed Merger may still be completed, though the combined company may not have the necessary capital to fund ongoing operations;

•	uncertainties associated with the Merger may cause a loss of employees and may otherwise affect the future business and operations of Akari, Peak Bio and the combined company;

•	Akari and Peak Bio may not successfully integrate;

•

future results of the combined company may differ materially from the unaudited pro forma condensed combined financial statements of Akari and Peak Bio presented in this Joint Proxy Statement/Prospectus;

•	certain contractual counterparties may seek to modify contractual relationships with the combined company, which could have an adverse effect on the combined company’s business and operations;

•	the market price of Akari ADSs may be affected by factors different from those affecting the market price of shares of Peak Bio Common Stock;

•	Peak Bio stockholders who receive Akari ADSs in the Merger will have rights as holders of Akari ADSs that differ from their current rights as Peak Bio stockholders; and

•

if the Merger is consummated, current Akari shareholders and Peak Bio stockholders will have a reduced ownership percentage and voting interest and will exercise less influence over the management and policies of the combined company than they do over Akari and Peak Bio, respectively.

All forward-looking statements attributable to Akari, Peak Bio or any person acting on their behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SEE ALSO THE SECTION OF THIS JOINT PROXY STATEMENT/PROSPECTUS TITLED “RISK FACTORS.” EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW OR REGULATION, AKARI AND PEAK BIO UNDERTAKE NO OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following questions and answers are intended to address briefly some commonly asked questions that you, as a Akari shareholder or Peak Bio stockholder, may have regarding the Merger, the Merger Agreement and the Akari General Meeting or Peak Bio Special Meeting, as applicable. These questions and answers may not address all questions that may be important to you as a Akari shareholder or Peak Bio stockholder. Please refer to the section of this Joint Proxy Statement/Prospectus titled “Summary” and the more detailed information contained elsewhere in this Joint Proxy Statement/Prospectus, the annexes to this Joint Proxy Statement/Prospectus and the documents referred to in this Joint Proxy Statement/Prospectus, which you should read carefully and in their entirety.

Questions Related to the Merger

Q.	WHAT IS THE PROPOSED MERGER AND WHAT EFFECT WILL IT HAVE ON AKARI AND PEAK BIO?

A.

The proposed Merger is the Merger of Peak Bio with Merger Sub, a wholly owned subsidiary of Akari, pursuant to the Merger Agreement. If the Merger Allotment Proposal, Share Issuance Proposal and the Chairman Appointment Proposal (as defined below) are approved by Akari shareholders and the Merger Proposal is approved by Peak Bio stockholders, and the other closing conditions under the Merger Agreement have been satisfied or waived, Merger Sub will merge with and into Peak Bio, with Peak Bio surviving the Merger as a wholly owned subsidiary of Akari. As a result of the Merger, Peak Bio will become a wholly owned subsidiary of Akari and will no longer be a publicly held corporation. In addition, following the Merger, each issued and outstanding share of Peak Bio common stock, par value $0.0001 per share (“Peak Bio Common Stock”) will be delisted from the OTC Pink Open Market (“OTC”) and deregistered under the Exchange Act, and Peak Bio will no longer file periodic reports with the Securities and Exchange Commission (the “SEC”).

Q.	WHAT PERCENTAGE OF THE COMBINED COMPANY’S ORDINARY SHARES, INCLUDING THOSE REPRESENTED BY AKARI ADSs, WILL BE ISSUED TO PEAK BIO STOCK & NOTE HOLDERS IN CONNECTION WITH THE MERGER?

A.

Akari will issue a number of Akari ADSs in exchange for each share of Peak Bio Common Stock equal to an exchange ratio, which will be calculated, in accordance with the Merger Agreement, based on an initial 50% post-closing ownership split between Akari shareholders and Peak Bio Stock & Note Holders, subject to certain adjustments to the ratio in respect of the Net Cash (as defined below) of each of Akari and Peak Bio at the close of business one business day prior to the anticipated consummation of the Merger (such ratio, the “Exchange Ratio”). As of March 4, 2024, the date of the Merger Agreement, the estimated Exchange Ratio was such that based on the number of Akari ADSs expected to be issued in accordance with the Exchange Ratio at the consummation of the Merger in exchange for the shares of Peak Bio Common Stock, Peak Bio Stock & Note Holders would own approximately 48% of the combined company following the consummation of the Merger, on a fully diluted basis. Each party will receive a negative adjustment to the initial Exchange Ratio to the extent such party’s Net Cash is less than negative $6,000,000. Each party will receive a positive adjustment to the initial Exchange Ratio to the extent such party’s closing Net Cash exceeds zero. Under no circumstances will the Exchange Ratio be adjusted such that either party’s pro-forma post-closing ownership of the combined company following the Closing exceeds 80%. For purposes of its fairness opinion, Peak Bio’s financial advisor, River Corporate Advisors, assumed that the aggregate Per Share Merger Consideration to be received by the Peak Bio Stock & Note Holders would be equal to $22.6 million as of the date of the Merger Agreement. For a more detailed discussion of the assumptions on which this estimate is based, see the sections of this Joint Proxy Statement/Prospectus titled “The Merger - Ownership of the Combined Company” and “The Merger Agreement—Exchange Ratio.”

Q.	WHEN IS THE MERGER EXPECTED TO BE COMPLETED?

A.

Akari and Peak Bio intend to complete the Merger as soon as possible. Assuming the satisfaction of certain closing conditions, including the (i) approval of the issuance of the Akari ADSs to be issued in the Merger by Akari shareholders and (ii) adoption of the Merger Agreement by Peak Bio stockholders, Akari and Peak Bio currently anticipate that the Merger will be completed in the fourth quarter of 2024.

Q.	WHAT ARE THE CONDITIONS TO THE MERGER?

A.

The respective obligations of Akari, Merger Sub and Peak Bio to consummate the Merger are subject to the satisfaction or waiver of certain conditions, including, but not limited to, (i)(a) the approval of the Share Issuance Proposal and the Chairman Appointment Proposal by Akari shareholders (collectively, the “Akari Shareholder Approval”) and (b) the approval of the Merger Proposal by Peak Bio stockholders (the “Peak Stockholder Approval”); (ii) effectiveness of the registration statement on Form S-4 of which this Joint Proxy Statement/Prospectus is a part, and no stop orders suspending the effectiveness of the Form S-4 having been issued by the SEC and remain in effect; (iii) the absence of any orders, injunctions, judgments, decrees or rulings that would have the effect of enjoining, restraining, preventing or prohibiting consummation of the Merger; (iv) accuracy of the other party’s representations and warranties (subject to certain materiality standards set forth in the Merger Agreement); (v) authorization for listing on Nasdaq of the Akari ADSs representing Akari Ordinary Shares issuable to Peak Bio Stock & Note Holders and to holders of options to acquire shares of Peak Bio Common Stock granted under a Peak Bio equity plan (“Peak Bio Options”) and warrants to acquire shares of Peak Bio Common Stock, subject to official notice of issuance; (vi) compliance by the other party in all material respects with such other party’s obligations under the Merger Agreement; (vii) the absence of a material adverse effect on the other party since March 4, 2024; (viii) satisfaction of certain regulatory clearances; (ix) the consummation of the purchase by third parties of Akari Ordinary Shares and/or Akari ADSs that results in net proceeds to Akari of at least $10,000,000; (x) the Net Cash (as defined in the section of this Joint Proxy Statement/Prospectus titled “The Merger Agreement - Exchange Ratio”) of Peak Bio and Akari each being equal to or greater than negative $13,500,000. See the section of this Joint Proxy Statement/Prospectus titled “The Merger Agreement - Conditions to Completion of the Merger.”

Q.	WHAT HAPPENS IF THE MERGER IS NOT COMPLETED?

A.

If the Peak Bio stockholders do not approve the Merger Proposal, the Akari shareholders do not approve the Merger Allotment Proposal, the Share Issuance Proposal or the Chairman Appointment Proposal or the Merger is not completed for any other reason, Peak Bio stockholders will not receive Akari ADSs for their shares of Peak Bio Common Stock in connection with the Merger. Instead, Peak Bio will remain an independent public company and shares of Peak Bio Common Stock will continue to be listed and traded on OTC, subject to Peak Bio’s continued compliance with listing requirements. Under certain specified circumstances, Akari or Peak Bio may be required to disburse a termination fee of $300,000 to the other party and provide reimbursement of certain legal fees and expenses incurred by the other party in connection with the transactions contemplated by the Merger Agreement, up to $1.5 million, in connection with the termination of the Merger Agreement, as described under the section titled “The Merger Agreement - Termination Fee.”

Q.	HAVE ANY STOCKHOLDERS COMMITTED TO VOTE FOR THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT?

A.

Certain officers, directors and stockholders or shareholders, as applicable, of Peak Bio and Akari have committed to vote for certain proposals to be made at the Peak Bio Special Meeting and the Akari General Meeting, as applicable, pursuant to certain voting agreements, as described in more detail in this Joint Proxy Statement/Prospectus under the section entitled “The Voting Agreements.” The Peak Bio stockholders who entered into voting agreements beneficially owned, in the aggregate, approximately 39.6% of the issued and outstanding shares of Peak Bio Common Stock as of March 4, 2024, the date of the Merger Agreement. The Akari shareholders who entered into voting agreements beneficially own, in the aggregate, approximately 39.51% of the issued and outstanding Akari Ordinary Shares, including those represented by Akari ADSs as of March 4, 2024, the date of the Merger Agreement.

Questions for Akari Shareholders

Q.	WHY HAVE I RECEIVED THESE MATERIALS?

A.

You are receiving this document because you are a holder of record of Akari Ordinary Shares and the Akari Board is soliciting your proxy to vote at the Akari General Meeting. You are invited to attend the Akari General Meeting to vote on the proposals described in this Joint Proxy Statement/Prospectus. However, you do not need to attend the Akari General Meeting to vote your shares. Instead, please submit your proxy to Akari’s registrar, Equiniti Limited (“Equiniti”) at Aspect House, Spencer Road, Lancing, BN99 6DA (see instructions on form of proxy). All proxies, however submitted, must be lodged with Equiniti, by no later than 2:00 p.m. London time (9:00 a.m. Eastern Time) on November 5, 2024.

Akari intends to send this Joint Proxy Statement/Prospectus and the accompanying form of proxy on or about October 15, 2024 to all holders of record of Akari Ordinary Shares as of October 15, 2024.

Materials for holders of Akari ADSs of record, which include the notice from Deutsche Bank Trust Company Americas as depositary bank (the “Depositary Bank”) of the Akari General Meeting, the Akari General Meeting documentation, and an Akari ADS proxy card, will be mailed on or about October 15, 2024 to holders of Akari ADSs, including banks, brokers and nominees, who are registered as holders of Akari ADSs in the Akari ADS register by 5:00 p.m. Eastern Time on October 8, 2024 (the record date for holders of Akari ADSs).

Q.	WHAT MATTERS ARE BEING VOTED?

A.	At the Akari General Meeting, Akari shareholders will be asked to vote upon the following proposals (collectively, the “Akari Proposals”):

•

Proposal 1 – The Merger Allotment Proposal. Authorize the Akari Board (or a duly authorized committee thereof) to allot all Akari Ordinary Shares (to be represented by Akari ADSs) to be issued in connection with the Merger or subject to Peak Bio Options and Peak Bio Warrants assumed in the Merger;

•	Proposal 2 – The Share Issuance Proposal. Approve the issuance of Akari Ordinary Shares to be represented by Akari ADSs in connection with the Merger for purposes of applicable Nasdaq rules; and

•	Proposal 3 – The Chairman Appointment Proposal. Approve the designation of Hoyoung Huh, M.D., Ph.D as the non-executive chairman of the Akari Board.

•

Proposal 4 – The General Allotment Proposal. Authorize the Akari Board to allot shares in Akari and to grant rights to subscribe for or to convert any security into shares in Akari up to an aggregate nominal amount of $5,546,667, provided that this authority shall, unless renewed, varied or revoked by Akari, expire on November 6, 2029.

•

Proposal 5 – The Equity Plan Proposal. Authorize an increase in the number of shares available for the grant of awards under the 2023 Plan by 7,800,000,000 Akari Ordinary Shares to an aggregate of 8,780,000,000 Akari Ordinary Shares.

•

Proposal 6 – The Pre-emption Rights Proposal. Generally empower the Akari Board (or any duly authorized committee of the directors of Akari) to allot equity securities (as defined in section 560 of the Companies Act 2006) for cash pursuant to the authorization conferred on them by the General Allotment Proposal as if section 561 of the Companies Act 2006 and any pre-emption provisions in Akari’s articles of associations (or howsoever otherwise arising) does not apply to the allotment for a period expiring (unless previously renewed, varied or revoked by Akari prior to or on that date) five years after the date on which this proposal is passed.

Q.	DOES THE AKARI BOARD SUPPORT THE MERGER?

A.

Yes. The Akari Board unanimously determined that the terms of the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Akari shareholders as a whole. See the section of this Joint Proxy Statement/Prospectus titled “The Merger - Akari’s Reasons for the Merger; Recommendation of the Akari Board” for more information. The Akari Board also unanimously resolved to recommend that you vote:

•	“FOR” the Merger Allotment Proposal;

•	“FOR” the Share Issuance Proposal;

•	“FOR” the Chairman Appointment Proposal;

•	“FOR” the General Allotment Proposal;

•	“FOR” the Equity Plan Proposal; and

•	“FOR” the Pre-emption Rights Proposal.

Q.	WHAT VOTE IS REQUIRED FOR THE AKARI PROPOSALS?

A.

The Merger Allotment Proposal, the Share Issuance Proposal, the Chairman Appointment Proposal, the General Allotment Proposal and the Equity Plan Proposal are being proposed as ordinary resolutions that will be approved if (i) on a show of hands, a majority of shareholders present in person or by proxy and voting on the proposal vote in favor of the resolution or (ii) on a poll, a majority of the shares present at the Akari General Meeting in person or by proxy and voting on the proposal are voted in favor of the resolution. The Pre-emption Rights Proposal is proposed as a special resolution that will be approved if assuming that a quorum is present (i) on a show of hands, at least 75% of shareholders present in person or by proxy and voting on the proposal vote in favor of the resolution or (ii) on a poll, at least 75% of the shares present at the Akari General Meeting in person or by proxy and voting on the proposal are voted in favor of the resolution. If you fail to submit a proxy or vote in person at the Akari General Meeting, or abstain, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, your Akari Ordinary Shares will not be voted, and this will not have any effect on any of the Akari Proposals.

Q.	WHEN AND WHERE WILL THE AKARI GENERAL MEETINGS TAKE PLACE?

A.

The Akari General Meeting will be held at 2:00 p.m. London time (9:00 a.m. Eastern Time) on November 7, 2024, at Akari’s corporate headquarters, located at 75/76 Wimpole Street, London W1G 9RT, United Kingdom.

Q.	WHO CAN VOTE AT THE AKARI GENERAL MEETING?

A.	Holders of Akari Ordinary Shares

Only holders of record of Akari Ordinary Shares registered in the register of members at 6:30 p.m. London time (1:30 p.m. Eastern Time) on November 5, 2024 (the “Akari Ordinary Share Record Date”) will be entitled to vote at the Akari General Meeting.

Whether or not you plan to attend the Akari General Meeting, we urge you to submit your proxy to ensure you count towards the quorum and your vote is counted. Please submit your proxy to Equiniti at Aspect House, Spencer Road, Lancing, BN99 6DA (see instructions on form of proxy).

All proxies, however submitted, must be lodged with Akari’s registrar, Equiniti, by no later than 2:00 p.m. London time (9:00 a.m. Eastern Time) on November 5, 2024.

If you sell or transfer your Akari Ordinary Shares on or prior to November 5, 2024, your form of proxy can no longer be used and if submitted (whether before or after you sell or transfer your Akari Ordinary Shares) will be treated as invalid. Please pass this document to the person who arranged the sale or transfer for delivery to the purchaser or transferee. The purchaser or transferee should contact Akari’s Company Secretary, by calling +1 (929) 274-7511, to request a new form of proxy for its use.

Beneficial owners of ordinary shares which are registered in the name of a broker, bank or other agent

If, on October 8, 2024, your Akari Ordinary Shares were held in an account at a brokerage firm, bank or other similar organization and you are the beneficial owner of shares, these proxy materials should be forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Akari General Meeting by proxy. You are encouraged to provide voting instructions to your broker or other agent so that they may submit a proxy.

Holders of Akari ADSs

In order to exercise your vote as a holder of Akari ADSs, you or your bank, broker or nominee must be registered as a holder of Akari ADSs in the Akari ADS register maintained by the Depositary Bank by 5:00 p.m. Eastern Time on October 8, 2024 (the “Akari ADS Record Date”).

If you hold Akari ADSs through a brokerage firm, bank or nominee on October 8, 2024, the materials for Akari ADS holders, including the ADS proxy card, will be sent to that organization. The organization holding your account is considered the ADS holder of record. Please reach out to that organization to provide your voting instructions. Please note that ADS proxy cards submitted by ADS holders must be received by the Depositary Bank no later than 1:00 p.m. Eastern Time on October 29, 2024.

Akari ADS proxy cards submitted by holders of Akari ADSs must be received by the Depositary Bank by no later than 1:00 p.m. Eastern Time on October 29, 2024. The Depositary Bank will collate all votes properly submitted by holders of Akari ADSs and submit a vote on behalf of all holders of Akari ADSs.

Contact for holders of Akari ADSs

If you have queries about how you can deliver voting instructions, please contact Deutsche Bank c/o Equiniti Trust Company by telephone: +1 (866) 249-2593 (toll free within the United States) or +1 (718) 921-8137 (for international callers) or by email at adr@equiniti.com or by mail at Deutsche Bank Trust Company Americas, c/o Equiniti Trust Company, Peck Slip Station PO Box 2050 New York, NY 10272-2050.

Contact at Akari

If at any point you have any queries, please contact Akari’s Company Secretary, by calling +1 (929) 274-7511.

Q.	HOW MANY VOTES DOES EACH AKARI SHAREHOLDER HAVE?

A.

On a show of hands, each holder of record of Akari Ordinary Shares present in person, and each duly authorized representative present in person of a shareholder that is a corporation, has one vote. On a show of hands, each proxy present in person who has been duly appointed by one or more Akari shareholders has one vote, but a proxy has one vote for and one vote against a resolution if, in certain circumstances, the proxy is instructed by more than one shareholder to vote in different ways on a resolution. On a poll, each Akari shareholder present in person or by proxy or (being a corporation) by a duly authorized representative has one vote for each ordinary share held by the Akari shareholder.

Holders of Akari ADSs have the right, under the Deposit Agreement, dated as of December 7, 2012, among Akari (as successor-in-interest to Celsus Therapeutics plc), Deutsche Bank Trust Company Americas, as depositary, and all holders from time to time of Akari ADSs, as amended (the “Deposit Agreement”), to instruct the Depositary Bank to exercise the voting rights for the ordinary shares represented by a holder’s Akari ADSs.

Q.	WHAT CONSTITUTES A QUORUM FOR THE AKARI GENERAL MEETING?

A.

For the purposes of the Akari General Meeting, a quorate meeting will be formed by two persons being present and between them holding (or being the proxy or corporative representative of the holders of) at least one-third (33 1/3%) of the outstanding issued Akari Ordinary Shares entitled to vote at the Akari General Meeting.

If you are a holder of record of Akari Ordinary Shares, your shares will be counted towards the quorum only if you are present in person or represented by proxy at the Meeting. If you are a beneficial owner of ordinary shares held in an account at a brokerage firm, bank or other similar organization your shares will be counted towards the quorum if your broker or nominee submits a proxy for those shares and the proxy represents the holder at the Akari General Meeting. A member represented by a proxy at the Akari General Meeting will be counted towards the quorum requirement even where the proxy abstains from voting. If a form of proxy does not instruct the proxy how to vote, the proxy may vote as he or she sees fit or abstain in relation to any business of the Akari General Meeting, but the member represented by that proxy at the Akari General Meeting will be counted towards the quorum requirement. If there is no quorum within half an hour from the time appointed for the Akari General Meeting, the Akari General Meeting will stand adjourned to the same day in the next week at the same time and place (or places), or to such other day and at such other time and place (or places) as the board of directors of Akari (the “Akari Board”) may determine , and, if a quorum is not present at the adjourned meeting, the number of members present in person or by proxy entitled to vote will have the power to decide upon all matters which could properly have been disposed of at the Akari General Meeting as originally convened.

Where the Depositary Bank submits votes on behalf of any holders of Akari ADSs, the number of ordinary shares represented by the Akari ADSs held by the relevant holders of Akari ADSs will count towards the quorum.

Q.	HOW DOES AN AKARI SHAREHOLDER VOTE?

A.

Shareholder of Record. If you are a holder of record of Akari Ordinary Shares, you may have your Akari Ordinary Shares voted on matters presented at the Akari General Meeting in any of the following ways:

•	by proxy - shareholders of record have a choice of voting by proxy to Equiniti at Aspect House, Spencer Road, Lancing, BN99 6DA (see instructions on form of proxy).

•	in person - you may attend the Akari General Meeting and cast your vote there.

If your Akari Ordinary Shares are held in an account at your bank, brokerage firm or other nominee, please refer to the instructions provided to you by that organization to see which of the above choices are available to you. Please note that if you wish to attend and vote at the Akari General Meeting, you will need to obtain a “legal proxy” from your bank, brokerage firm or other nominee.

If you are a holder of record of Akari ADSs, you can return your executed Akari ADS proxy card to the Depositary Bank for tabulation. If you hold your Akari ADSs through a broker, bank or other organization, that organization can return the Akari ADS proxy card to the Depositary Bank following your instruction. The Depositary Bank will submit your votes to Akari’s registrar, Equiniti, for tabulation.

Q.	HOW CAN I CHANGE MY VOTE OR REVOKE A PROXY?

A.

A registered holder of Akari Ordinary Shares can revoke his or her proxy, whether delivered over the internet or by mail, by voting again through any of the methods available to him or her, by executing a later-dated proxy and delivering it to Equiniti at Aspect House, Spencer Road, Lancing, BN99 6DA (see instructions on form of proxy) by the applicable cut-off time for receipt of proxy, or by attending the Akari General Meeting and voting in person. If Akari Ordinary Shares are held in an account at a brokerage firm, bank or similar organization, voting instructions may be changed or revoked by contacting the broker, bank or other nominee holding the shares.

If you hold Akari ADSs, directly or through a broker, bank or other nominee, you must follow the instructions provided by Deutsche Bank or such broker, bank or other nominee if you wish to change your vote. The last instructions you submit prior to the deadline indicated by Deutsche Bank or the broker, bank or other nominee, as applicable, will be used to instruct Deutsche Bank how to vote your ADSs.

Q.	WHAT HAPPENS IF I SELL MY AKARI ORDINARY SHARES BEFORE THE AKARI GENERAL MEETING?

A.

If you sell or transfer your Akari Ordinary Shares on or prior to November 5, 2024, your form of proxy can no longer be used and if submitted (whether before or after you sell or transfer your Akari Ordinary Shares) will be treated as invalid. Please pass this document to the person who arranged the sale or transfer for delivery to the purchaser or transferee. The purchaser or transferee should contact Akari’s Company Secretary, by calling +1 (929) 274-7511, to request a new form of proxy for its use.

For holders of Akari ADSs, the Depositary Bank will fix the Akari ADS Record Date to determine the holders of Akari ADSs entitled to give instructions for the exercise of voting rights at the Akari General Meeting. Only holders of Akari ADSs at the close of business Eastern time on such Akari ADS Record Date are entitled to give such voting instructions.

Q.	IF AN AKARI SHAREHOLDER GIVES A PROXY, HOW ARE THE AKARI ORDINARY SHARES VOTED?

A.

Regardless of the method you choose to vote, the individual named as your proxy on the form of proxy will vote your Akari Ordinary Shares in the way that you indicate. When completing the form of proxy, you may specify whether your Akari Ordinary Shares should be voted for or against or to abstain from voting on all, some or none of the specific items of business to come before the Akari General Meeting.

If you properly sign your form of proxy but do not mark the boxes showing how your shares should be voted on a matter, the proxy may vote as he or she sees fit or abstain in relation to any business of the Akari General Meeting.

Q.	HOW ARE AKARI SHAREHOLDER VOTES COUNTED?

A.

For the Merger Allotment Proposal, you may vote “FOR,” “AGAINST” or “VOTE WITHHELD.” Votes will be counted by Equiniti, who will separately count “FOR” and “AGAINST” votes, and “VOTES WITHHELD” (or abstentions). Votes withheld (or abstentions) and broker non-votes are not votes in law and will not be counted in the calculation of the votes “FOR” and “AGAINST” a resolution.

For the Share Issuance Proposal, you may vote “FOR,” “AGAINST” or “VOTE WITHHELD.” Votes will be counted by Equiniti, who will separately count “FOR” and “AGAINST” votes, and “VOTES WITHHELD” (or abstentions). Votes withheld (or abstentions) and broker non-votes are not votes in law and will not be counted in the calculation of the votes “FOR” and “AGAINST” a resolution.

For the Chairman Appointment Proposal, you may vote “FOR,” “AGAINST” or “VOTE WITHHELD.” Votes will be counted by Equiniti, who will separately count “FOR” and “AGAINST” votes, and “VOTES WITHHELD” (or abstentions). Votes withheld (or abstentions) and broker non-votes are not votes in law and will not be counted in the calculation of the votes “FOR” and “AGAINST” a resolution.

For the General Allotment Proposal, you may vote “FOR,” “AGAINST” or “VOTE WITHHELD.” Votes will be counted by Equiniti, who will separately count “FOR” and “AGAINST” votes, and “VOTES WITHHELD” (or abstentions). Votes withheld (or abstentions) and broker non-votes are not votes in law and will not be counted in the calculation of the votes “FOR” and “AGAINST” a resolution.

For the Equity Plan Proposal, you may vote “FOR,” “AGAINST” or “VOTE WITHHELD.” Votes will be counted by Equiniti, who will separately count “FOR” and “AGAINST” votes, and “VOTES WITHHELD” (or abstentions). Votes withheld (or abstentions) and broker non-votes are not votes in law and will not be counted in the calculation of the votes “FOR” and “AGAINST” a resolution.

For the Pre-emption Rights Proposal, you may vote “FOR,” “AGAINST” or “VOTE WITHHELD.” Votes will be counted by Equiniti, who will separately count “FOR” and “AGAINST” votes, and “VOTES WITHHELD” (or abstentions). Votes withheld (or abstentions) and broker non-votes are not votes in law and will not be counted in the calculation of the votes “FOR” and “AGAINST” a resolution.

Q.	WHO COUNTS THE AKARI SHAREHOLDER VOTES?

Equiniti has been engaged as Akari’s independent agent to tabulate shareholder votes. If you are a holder of record of Akari Ordinary Shares, you can directly submit your proxy to Equiniti at Aspect House, Spencer Road, Lancing, BN99 6DA (see instructions on form of proxy).

If you hold your Akari Ordinary Shares through a broker, your broker will directly submit your proxy to Equiniti.

If you are a holder of record of Akari ADSs, you can return your executed Akari ADS proxy card to the Depositary Bank for tabulation. If you hold your Akari ADSs through a broker, bank or other organization, that organization can return the Akari ADS proxy card to the Depositary Bank following your instruction. The Depositary Bank will submit your votes to Equiniti for tabulation.

Q.	WHAT IS EQUINITI’S ROLE?

A.

Equiniti is Akari’s registrar. All communications concerning accounts of registered holders of ordinary shares, including address changes, name changes, ordinary share transfer requirements and similar issues can be handled by contacting Equiniti at tel: +44 (0) 371 384 2030.

Communications concerning ADS holder of record accounts can be handled by contacting Deutsche Bank c/o Equiniti Trust Company at tel: +1 (866) 249-2593 (toll free within the United States) or +1 (718) 921-8137 (for international callers) or by email: adr@equiniti.com or by mail at Deutsche Bank, Deutsche Bank Trust Company Americas, c/o Equiniti Trust Company, Peck Slip Station PO Box 2050 New York, NY 10272-2050.

Q.	HOW CAN AN AKARI SHAREHOLDER FIND OUT THE RESULTS OF THE VOTING AT THE AKARI GENERAL MEETING?

A.

Voting results will be announced by the filing of a current report on Form 8-K within four business days after the Akari General Meeting. If final voting results are unavailable at that time, we will file an amended current report on Form 8-K within four business days of the day the final results are available. All reports that Akari files with the SEC are publicly available when filed on the SEC website which you can access at www.sec.gov.

Q.	WHO WILL SOLICIT AND PAY THE COST OF AKARI SOLICITING PROXIES?

A.

Akari will pay the cost for the solicitation of proxies. Akari may also reimburse banks, brokers or their agents for their expenses in forwarding proxy materials to beneficial owners of Akari’s Ordinary Shares. Akari’s directors, officers and employees also may solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies. Akari also has agreed to reimburse the Depositary Bank for its expenses in sending materials, including Akari ADS proxy cards, to Akari ADS holders of record.

Q.	DO ANY OF AKARI’S DIRECTORS OR EXECUTIVE OFFICERS HAVE INTERESTS IN THE MERGER THAT MAY DIFFER FROM OR BE IN ADDITION TO MY INTERESTS AS A SHAREHOLDER, GENERALLY?

A.

Yes. In considering the recommendation of the Akari Board, you should be aware that Akari’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of

Akari shareholders generally. For Akari directors and executive officers, these interests include potential equity acceleration, transaction-based payments and potential severance benefits. Additionally, Akari’s directors and executive officers are covered by certain indemnification and insurance arrangements. The Peak Bio Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated by the Merger Agreement. Additional information regarding the interests of Akari’s directors and officers can be found in this Joint Proxy Statement/Prospectus under the section titled “Interests of Akari Directors and Executive Officers in the Merger.”

Q.	WHAT DO I NEED TO DO NOW?

A.

Even if you are a registered holder of Akari Ordinary Shares and plan to attend the Akari General Meeting, after carefully reading and considering the information contained in this Joint Proxy Statement/Prospectus, please vote promptly to ensure that your shares are represented at the Akari General Meeting.

If you hold your shares of Akari Ordinary Shares in your own name as the shareholder of record, you may submit a proxy to have your shares of Akari Ordinary Shares voted at the Akari General Meeting by submitting your proxy to Equiniti at Aspect House, Spencer Road, Lancing, BN99 6DA (see instructions on form of proxy). If you decide to attend the Akari General Meeting and vote in person, your vote at the Akari General Meeting will revoke any proxy previously submitted. If you are a beneficial owner, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you.

Questions for Peak Bio Stockholders

Q.	WHY HAVE I RECEIVED THESE MATERIALS?

A.

You are receiving this document because you are a stockholder of record of Peak Bio and the board of directors of Peak Bio (the “Peak Bio Board”) is soliciting your proxy to vote at the Peak Bio Special Meeting, including at any adjournments or postponements thereof. You are invited to attend the Peak Bio Special Meeting to vote on the proposals described in this Joint Proxy Statement/Prospectus. However, you do not need to attend the Peak Bio Special Meeting to vote your shares. For additional information see “How does a Peak Bio stockholder vote?” below for your options on how to vote your shares of Peak Bio Common Stock.

Materials for registered Peak Bio stockholders of record as of September 24, 2024 (the “Peak Bio Record Date”), including the notice of meeting incorporating a link to the proxy materials on the Peak Bio website, and a Peak Bio Common Stock proxy card, will be mailed with this Joint Proxy Statement/Prospectus on or about October 15, 2024 to all registered holders of shares of Peak Bio Common Stock, including banks, brokers and nominees, who are registered holders as of the Peak Bio Record Date.

Q.	WHAT WILL PEAK BIO STOCKHOLDERS RECEIVE IF THE MERGER IS COMPLETED?

A.

Upon completion of the Merger, each issued and outstanding share of Peak Bio Common Stock (other than shares of Peak Bio Common Stock held by Peak Bio as treasury stock, shares of Peak Bio Common Stock owned by Akari, Merger Sub or any direct or indirect wholly owned subsidiary of Akari and Dissenting Shares (as defined in the Merger Agreement)), and the total balances due under outstanding convertible promissory notes in the aggregate principal amount of up to $9.1 million, will be converted into the right to receive Akari ADSs representing a number of Akari Ordinary Shares equal to the Exchange Ratio, which is initially calculated based on a 50% post-closing ownership split between Akari shareholders and Peak Bio Stock & Note Holders, subject to certain adjustments to the ratio in respect of the Net Cash (as defined below and as determined in accordance with the Merger Agreement) of each of Akari and Peak Bio at the close of business one business day prior to the anticipated consummation of the Merger (collectively, the “Merger Consideration”). Each party will receive a negative adjustment to the initial Exchange Ratio to the extent such party’s closing Net Cash is less than negative $6,000,000. Each party will receive a positive adjustment to the initial Exchange Ratio to the extent such party’s closing Net Cash exceeds zero. The Merger Agreement provides that, under certain circumstances, additional Akari ADSs may be issued to the Peak Bio Stock & Note Holders following the consummation of the Merger equal to a second exchange ratio calculated in accordance with the Merger Agreement based on changes in net cash within 120 days following the closing of the Merger. Under no circumstances will the Exchange Ratio be adjusted such that either party’s pro-forma post-closing ownership of the combined company following the Closing exceeds 80%.

As of March 4, 2024, the date of the Merger Agreement, the estimated Exchange Ratio was such that based on the number of Akari ADSs expected to be issued in accordance with the Exchange Ratio at the consummation of the Merger in exchange for the shares of Peak Bio Common Stock and cancellation of outstanding convertible promissory notes, Peak Bio Stock & Note Holders would own approximately 48%, and Akari shareholders would own approximately 52%, of the combined company following the consummation of the Merger, on a fully diluted basis. For purposes of its fairness opinion, Peak Bio’s financial advisor, River Corporate Advisors, assumed that the aggregate Per Share Merger Consideration to be received by the Peak Bio Stock & Note Holders would be equal to $22.6 million as of the date of the Merger Agreement.

Because the Exchange Ratio is not fixed and is subject to adjustment under certain circumstances, the market value of the Merger Consideration to Peak Bio Stock & Note Holders may fluctuate with the market price of Akari ADSs. The Net Cash of Peak Bio and Akari and will not be known at the time that Peak Bio stockholders vote on the Merger. For more information on the Exchange Ratio and Additional Exchange Ratio, please see the section of this Joint Proxy Statement/Prospectus titled “The Merger Agreement—Exchange Ratio”.

Akari will not issue fractional Akari ADSs to holders of shares of Peak Bio Common Stock in connection with the Merger, and no such holder will be entitled to receive a fractional Akari ADS. The number of Akari ADSs issued to Peak Bio Stock & Note Holders will be rounded down to the nearest whole Akari ADS.

Please see the discussion set forth in the section titled “Material U.S. Federal Income Tax Consequences” for a description of the material U.S. federal income tax consequences of the Merger. You should consult your own independent tax advisor concerning the U.S. federal income tax consequences to you of the Merger, as well as the applicable of state, local and foreign income and other tax laws, in light of your particular circumstances.

Q.	WHAT IS THE PEAK BIO SPECIAL MEETING?

A.

Peak Bio is holding the Peak Bio Special Meeting in order to obtain the stockholder approval necessary to adopt the Merger Agreement, a copy of which is attached as Annex A to this Joint Proxy Statement/Prospectus. Separately, Peak Bio stockholders will also be asked to approve the Adjournment Proposal. It is important that Peak Bio stockholders vote their shares of Peak Bio Common Stock on each of these matters, regardless of the number of shares owned.

Q.	WHAT MATTERS ARE BEING VOTED?

A.	At the Peak Bio Special Meeting, Peak Bio stockholders will be asked to vote upon the following proposals:

•	Proposal No. 1 - The Merger Proposal. A proposal to adopt the Merger Agreement, a copy of which is attached as Annex A to this Joint Proxy Statement/Prospectus; and

•

Proposal No. 2 -  The Adjournment Proposal. A proposal to approve any motion to adjourn or postpone the Peak Bio Special Meeting, or any adjournments or postponements thereof, to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Peak Bio Special Meeting to adopt the Merger Agreement.

Q.	DOES THE PEAK BIO BOARD OF DIRECTORS SUPPORT THE MERGER?

A.

Yes. The Peak Bio Board unanimously determined that the terms of the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of, Peak Bio and Peak Bio stockholders. See the section of this Joint Proxy Statement/Prospectus titled “The Merger - Peak Bio’s Reasons for the Merger; Recommendation of Peak Bio Board that Peak Bio Stockholders Approve the Merger Proposal” for more information. The Peak Bio Board unanimously resolved to recommend that Peak Bio stockholders vote:

•	“FOR” the Merger Proposal; and

•	“FOR” the Adjournment Proposal.

Q.	WHAT VOTE IS REQUIRED FOR PEAK BIO STOCKHOLDERS TO ADOPT THE MERGER AGREEMENT?

A.

The approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Peak Bio Common Stock entitled to vote thereon. If you fail to submit a proxy or vote virtually at the Peak Bio Special Meeting, or abstain, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, this will have the same effect as a vote “AGAINST” the adoption of the Merger Agreement. It is important that Peak Bio stockholders vote their shares of Peak Bio Common Stock on the Merger Proposal, regardless of the number of shares owned.

Q.	WHAT VOTE OF PEAK BIO STOCKHOLDERS IS REQUIRED TO APPROVE THE ADJOURNMENT OR POSTPONEMENT OF THE PEAK BIO SPECIAL MEETING, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES?

A.

Approval of the Adjournment Proposal requires the vote of the holders of a majority of the outstanding shares of Peak Bio Common Stock represented at the meeting and entitled to vote thereon. Abstentions will have the same effect as a vote “AGAINST” the Adjournment Proposal. If you fail to submit a proxy and do not attend the Peak Bio Special Meeting or if your shares of Peak Bio Common Stock are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your shares of Peak Bio Common Stock, your shares of Peak Bio Common Stock will not be voted, but this will not have any effect on the Adjournment Proposal (assuming a quorum is present).

Q.	WHAT IS AN AMERICAN DEPOSITARY SHARE?

A.

An American Depositary Share represents ownership interests in a specified number of securities of a non-U.S. company that are on deposit with the depositary bank. The depositary bank typically appoints a custodian to safekeep the securities on deposit. Akari has appointed Deutsche Bank Trust Company Americas as the Depositary Bank. Each Akari ADS represents the right to receive 2,000 Akari Ordinary Shares on deposit with the Depositary Bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” For a description of Akari ADSs, see the section of this Joint Proxy Statement/Prospectus titled “Description of Akari ADSs.’’

Q.	WHAT ARE THE IMPORTANT DIFFERENCES BETWEEN AN AKARI ORDINARY SHARE AND AN AKARI ADS?

A.	While each Akari ADS represents 2,000 Akari Ordinary Shares, there are some differences between these two securities. These differences include:

•	Akari ADSs are listed on Nasdaq, while Akari Ordinary Shares are not listed on a securities exchange;

•

Holders of Akari ADSs vote the underlying Akari Ordinary Shares by instructing the Depositary Bank how to vote, while holders of Akari Ordinary Shares vote directly at a shareholders meeting of Akari; and

•

Shareholders rights for the Akari Ordinary Shares represented by Akari ADSs are exercisable through the Depositary Bank only to the extent contemplated in the Deposit Agreement. To exercise any shareholder rights not contemplated in the Deposit Agreement, a holder of Akari ADSs would need to arrange to become a direct shareholder of Akari.

For a more detailed discussion about Akari ordinary shares and Akari ADSs, see the sections of this Joint Proxy Statement/Prospectus titled “Description of Akari Ordinary Shares” and “Description of Akari ADSs.”

Q.	WILL PEAK BIO STOCKHOLDERS BE TAXED ON THE AKARI ADSs THAT THEY RECEIVE IN THE MERGER?

A.

The receipt of the Merger Consideration pursuant to the Merger is expected to be a taxable transaction for U.S. federal income tax purposes. Generally, for U.S. federal income tax purposes, if you are a U.S. holder (as defined in this Joint Proxy Statement/Prospectus under the section titled “Material U.S. Federal Income Tax Consequences”), you are expected to recognize gain or loss equal to the difference between (i) the fair market value (as of the effective time of the Merger (the “Effective Time”) of the Akari ADSs you receive and (ii) your adjusted tax basis in the shares of Peak Bio Common Stock exchanged pursuant to the Merger. If you are a non-U.S. holder (as defined in this Joint Proxy Statement/Prospectus under the section titled “Material U.S. Federal Income Tax Consequences”), the Merger generally is not expected to result in tax to you under U.S. federal income tax laws unless you have certain connections with the United States.

Peak Bio stockholders should consult their tax advisors as to the particular tax consequences to them of the transaction, including the effect of U.S. federal, state and local tax laws and foreign tax laws.

For a more complete description of the tax consequences of the Merger, see the section of this Joint Proxy Statement/Prospectus titled “Material U.S. Federal Income Tax Consequences.”

Q.	WHEN AND WHERE WILL THE PEAK BIO SPECIAL MEETING TAKE PLACE?

A.

The Peak Bio Special Meeting will be held on November 7, 2024 at 10:00 a.m. Eastern Time. The Peak Bio Special Meeting will be held entirely via the internet as a virtual meeting. Online access will begin at 9:45 a.m. Eastern Time, and Peak Bio encourages Peak Bio stockholders to access the meeting prior to the start time. For instructions on how to attend the Peak Bio Special Meeting online see the section of this Joint Proxy Statement/Prospectus titled “How can a Peak Bio stockholder vote and attend the Peak Bio Special Meeting online” below.

Q.	DO ANY OF PEAK BIO’S DIRECTORS OR EXECUTIVE OFFICERS HAVE INTERESTS IN THE MERGER THAT MAY DIFFER FROM OR BE IN ADDITION TO MY INTERESTS AS A STOCKHOLDER, GENERALLY?

A.

Yes. In considering the recommendation of the Peak Bio Board with respect to the adoption of the Merger Agreement, you should be aware that Peak Bio’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Peak Bio stockholders generally. For Peak Bio directors, these interests include the conversion of their options to purchase shares of Peak Bio Common Stock into options to purchase Akari Ordinary Shares or Akari ADSs, as determined by Akari. For Peak Bio executive officers, these interests include the conversion of their options to purchase shares of Peak Bio Common Stock into options to purchase Akari Ordinary Shares or Akari ADSs, as determined by Akari as well as a success fee payable to an executive officer and director of Peak Bio. Additionally, Peak Bio’s directors and executive officers are covered by certain indemnification and insurance arrangements and are holders of convertible promissory notes, some or all of which will be canceled and converted into the right to receive Akari ADSs at the effective time of the Merger. The Peak Bio Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated by the Merger Agreement, and in recommending that the Merger Agreement be adopted by Peak Bio stockholders. Additional information regarding the interests of the Peak Bio directors and officers can be found in this Joint Proxy Statement/Prospectus under the section titled “Interests of Peak Bio’s Directors and Executive Officers in the Merger”.

Q.	CAN PEAK BIO STOCKHOLDERS SELL THE AKARI ADSs THAT THEY RECEIVE IN THE MERGER?

A.

Yes, so long as there is market demand for the Akari ADSs. The Akari ADSs being issued in the Merger are transferable (subject to applicable restrictions under securities laws) and are being registered in connection with this Joint Proxy Statement/Prospectus.

Akari has agreed to use commercially reasonable efforts to cause the Akari ADSs to be issued in connection with the Merger to be approved and such other Akari Ordinary Shares to be reserved for issuance in the Merger to be authorized for listing on Nasdaq, subject to the official notice of issuance, prior to the Effective Time.

There can be no guarantee, however, that the Akari ADSs will be authorized for listing on Nasdaq and, if listed, there is no assurance that the Akari ADSs will continue to satisfy the listing requirements of Nasdaq or that a trading market in the Akari ADSs will develop or exist at any time. Furthermore, no prediction can be made regarding the liquidity of any such market or the prices at which the Akari ADSs may trade at any point in time.

Q.	WHO CAN VOTE AT THE PEAK BIO SPECIAL MEETING?

A.

All of the holders of record of shares of Peak Bio Common Stock as of the close of business on the Peak Bio Record Date are entitled to receive notice of, and to vote at, the Peak Bio Special Meeting. As of the Peak Bio Record Date there were 23,124,888 shares of Peak Bio Common Stock outstanding. In addition, the Peak Bio stockholders list will be available for inspection during the Peak Bio Special Meeting.

Q.	HOW MANY VOTES DO I HAVE?

A.	Each holder of shares of Peak Bio Common Stock is entitled to one vote for each share of Peak Bio Common Stock owned at the Peak Bio Record Date.

Q.	WHAT CONSTITUTES A QUORUM FOR THE PEAK BIO SPECIAL MEETING?

A.	A quorum is the minimum number of shares required to be represented, either through virtual attendance or through representation by proxy, to hold a valid meeting.

Peak Bio’s amended and restated by-laws (“Peak Bio by-laws”) provide that the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at the Peak Bio Special Meeting.

Under the General Corporation Law of the State of Delaware (the “DGCL”), shares that are voted “ABSTAIN” or “WITHHELD” are counted as present for purposes of determining whether a quorum is present at the Peak Bio Special Meeting. Because the Merger Proposal and the Adjournment Proposal are considered “non-routine” matters, broker non-votes will not be counted as present for purposes of determining whether a quorum is present at the Peak Bio Special Meeting. If a quorum is not present, the meeting may be adjourned or postponed until a quorum is obtained.

Q.	HOW CAN A PEAK BIO STOCKHOLDER VOTE AND ATTEND THE PEAK BIO SPECIAL MEETING ONLINE?

A.

If your shares of Peak Bio Common Stock are registered directly in your name with Peak Bio’s transfer agent, you are considered to be the stockholder of record with respect to those shares, and the proxy materials and proxy card are being sent directly to you by Peak Bio. If you are a stockholder of record, you may attend the Peak Bio Special Meeting and vote your shares online at the meeting. Even if you plan to attend the Peak Bio Special Meeting online, Peak Bio requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Peak Bio Special Meeting if you become unable to attend.

If your shares of Peak Bio Common Stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of the shares held in “street name,” and the proxy materials are being forwarded to you by your broker or other nominee together with a voting instruction card. As the beneficial owner, you are also invited to attend the Peak Bio Special Meeting online. Because a beneficial owner is not a stockholder of record, you may not vote your shares at the Peak Bio Special Meeting unless you obtain a proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Peak Bio Special Meeting.

The Peak Bio Special Meeting will be a completely virtual meeting, which will be conducted via live webcast. You will be able to attend the Peak Bio Special Meeting and submit your questions during the meeting by attending virtually at https://www.cstproxy.com/peak-bio/2024. Peak Bio stockholders and proxy holders will be able to vote their shares online at the Peak Bio Special Meeting. To attend the Peak Bio Special Meeting online, you will need the control number included on the proxy card or voting instruction card that accompanied your proxy materials. The live webcast will begin promptly at 10:00 a.m., Eastern Time. We encourage you to access the Peak Bio Special Meeting prior to the start time.

Q.	HOW DOES A PEAK BIO STOCKHOLDER VOTE?

A.

Over the Internet prior to the Peak Bio Special Meeting: To vote over the internet prior to the Peak Bio Special Meeting, please go to the website listed on your proxy card or voting instruction form and follow the instructions at that site for submitting your proxy electronically. If you vote over the internet prior to the Peak Bio Special Meeting, you do not need to complete and mail your proxy card.

By Mail prior to the Peak Bio Special Meeting: To vote using the printed proxy card that may be deliver to you upon request, simply complete, sign and date the proxy card that may be delivered and return it promptly in the postage prepaid envelope provided to you. If you vote by mail, you do not need to vote over the internet. If Peak Bio receives the proxy card no later than prior to 11:59 p.m., Eastern Time, on November 6, 2024, your shares will be voted as you direct.

Online during the Peak Bio Special Meeting: If you are a stockholder of record, in order to attend the Peak Bio Special Meeting online and vote online during the Peak Bio Special Meeting, you must register in advance at https://www.cstproxy.com/peak-bio/2024 prior to the deadline of November 7, 2024 at 9:59 a.m. Eastern Time. You may vote your shares online while virtually attending the Peak Bio Special Meeting by following instructions that will be delivered to you via email. If you vote by proxy prior to the Peak Bio Special Meeting and choose to attend the Peak Bio Special Meeting online, there is no need to vote again during the Peak Bio Special Meeting unless you wish to change your vote. If you are a beneficial owner and not a stockholder of record, you may not vote your shares at the Peak Bio Special Meeting unless you obtain a proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Peak Bio Special Meeting.

Q.	HOW CAN I CHANGE MY VOTE OR REVOKE A PROXY?

A.

You have the right to change your vote or revoke your proxy by (1) attending and voting at the Peak Bio Special Meeting (although attendance at the Peak Bio Special Meeting will not in and of itself revoke a proxy), or (2) by sending a written notice of revocation or another duly executed proxy bearing a later date to Advantage Proxy, Inc., Peak Bio’s proxy solicitor, at P.O. Box 10904, Yakima, WA 98909, provided such revocation is received prior to the vote at the Peak Bio Special Meeting.

Q.	WHAT HAPPENS IF A PEAK BIO STOCKHOLDER SELLS HIS/HER SHARES OF PEAK BIO COMMON STOCK BEFORE THE PEAK BIO SPECIAL MEETING?

A.

The Peak Bio Record Date for Peak Bio stockholders entitled to vote at the Peak Bio Special Meeting is earlier than the date of the Peak Bio Special Meeting. If you transfer your shares of Peak Bio Common Stock after the close of business on September 24, 2024, the Peak Bio Record Date, but before the Peak Bio Special Meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares and each of you notifies Peak Bio in writing of such special arrangements, you will retain your right to vote such shares at the Peak Bio Special Meeting but will transfer the right to receive the Merger Consideration to the person to whom you transfer your shares.

Q.	WHAT HAPPENS IF A PEAK BIO STOCKHOLDER SELLS HIS/HER SHARES OF PEAK BIO COMMON STOCK AFTER THE PEAK BIO SPECIAL MEETING?

A.

If you transfer your shares after the Peak Bio Special Meeting but before the Effective Time, you will have transferred the right to receive the Merger Consideration to the person whom you transfer your shares. In order to receive the Merger Consideration, you must hold your shares of Peak Bio Common Stock through the completion of the Merger.

Q.	IF A PEAK BIO STOCKHOLDER GIVES A PROXY, HOW ARE THE SHARES OF PEAK BIO COMMON STOCK VOTED?

A.

Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of Peak Bio Common Stock in the way that you indicate. When completing the Internet processes or the proxy card, you may specify whether your shares of Peak Bio Common Stock should be voted for or against or to abstain from voting on all, some or none of the specific items of business to come before the Peak Bio Special Meeting.

If you properly sign your proxy card but do not mark the boxes showing how your shares should be voted on a matter, the shares represented by your properly signed proxy will be voted “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.

Q.	HOW ARE PEAK BIO STOCKHOLDER VOTES COUNTED?

A.	For the Merger Proposal, you may vote “FOR,” “AGAINST” or “WITHHELD.” Votes withheld (or abstentions) and broker non-votes will have the same effect as votes “AGAINST” the Merger Proposal.

For the Adjournment Proposal, you may vote “FOR,” “AGAINST” or “WITHHELD.” Votes withheld (or abstentions) will have the same effect as votes “AGAINST” the Adjournment Proposal and broker non-votes will not have any effect on the Adjournment Proposal (assuming a quorum is present).

Q.	WHERE CAN I FIND RESULTS OF THE PEAK BIO SPECIAL MEETING?

A.

Peak Bio intends to publish final voting results in a Current Report on Form 8-K to be filed with the SEC within four business days following the Peak Bio Special Meeting. All reports that Peak Bio files with the SEC are publicly available when filed. For more information, please see this Joint Proxy Statement/Prospectus under the section titled “Where You Can Find More Information.”

Q.	WHO WILL SOLICIT AND PAY THE COST OF SOLICITING PROXIES?

A.

Peak Bio has engaged Advantage Proxy, Inc. to assist in the solicitation of proxies for the Peak Bio Special Meeting. Peak Bio estimates that it will pay Advantage Proxy, Inc. a fee of $6,000 for such services. Peak Bio has agreed to reimburse Advantage Proxy, Inc. for certain reasonable and documented out-of-pocket fees and expenses, including telephone charges, and also will indemnify and hold harmless Advantage Proxy, Inc. and its employees from and against certain losses, claims, liabilities, damages and demands. Peak Bio also may reimburse banks, brokers or their agents for their expenses in forwarding proxy materials to beneficial owners of shares of Peak Bio Common Stock. Peak Bio’s directors, officers and employees also may solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q.	AM I ENTITLED TO EXERCISE APPRAISAL RIGHTS UNDER THE DGCL INSTEAD OF RECEIVING THE PER SHARE MERGER CONSIDERATION FOR MY SHARES OF PEAK BIO COMMON STOCK?

A.

Yes. If the Merger is completed, Peak Bio stockholders who have not waived such rights are entitled to appraisal rights under Section 262 of the DGCL, provided that they comply with the conditions established by Section 262. See “The Merger Agreement - Dissenting Shares” of this Joint Proxy Statement/Prospectus and Annex F for a more complete description of the appraisal rights available to Peak Bio stockholders under the DGCL in connection with the Merger.

Q.	WHAT DO I NEED TO DO NOW?

A.

Even if you plan to attend the Peak Bio Special Meeting, after carefully reading and considering the information contained in this Joint Proxy Statement/Prospectus, please vote promptly to ensure that your shares are represented at the Peak Bio Special Meeting. If you hold your shares of Peak Bio Common Stock in your own name as the stockholder of record, you may submit a proxy to have your shares of Peak Bio Common Stock voted at the Peak Bio Special Meeting in the following ways: (i) over the Internet by accessing the website specified on the enclosed proxy card, or (ii) by completing, signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope. If you decide to attend the Peak Bio Special Meeting and vote virtually, your vote by electronic ballot will revoke any proxy previously submitted. If you are a beneficial owner, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you.

General Questions for both Akari Shareholders and Peak Bio Stockholders

Q.	WHAT IF I HOLD BOTH AKARI ORDINARY SHARES AND/OR AKARI ADSs, AND SHARES OF PEAK BIO COMMON STOCK?

A.

If you are both an Akari shareholder and/or Akari ADS holder and a Peak Bio stockholder, you will receive separate packages of proxy materials. A vote cast as an Akari shareholder and/or Akari ADS holder will not count as a vote cast as a Peak Bio stockholder, and a vote cast as a Peak Bio stockholder will not count as a vote cast as an Akari shareholder and/or Akari ADS holder. Therefore, please follow the instructions received with each set of materials you receive in order to submit separate proxies for your Akari Ordinary Shares and/or your Akari ADSs, and your shares of Peak Bio Common Stock.

Q.	WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OR STOCKHOLDER OF RECORD AND AS A BENEFICIAL OWNER?

A.

If your Akari Ordinary Shares are registered directly in your name with Equiniti, the registrar of Akari, or if your shares of Peak Bio Common Stock are registered with Continental Stock Transfer and Trust Company (“Continental”), the transfer agent of Peak Bio, as applicable, you are considered the shareholder or stockholder of record, as applicable, with respect to those shares. If you are a shareholder or stockholder of record, as applicable, you may appoint a proxy to vote on your behalf or vote your shares in person at the Akari General Meeting or Peak Bio Special Meeting, as applicable. If you are a holder of record of Akari Ordinary Shares or Peak Bio Common Stock, you can return your proxy to Aspect House, Spencer Road, Lancing, BN99 6DA to vote your Akari Ordinary Shares or your executed Peak Bio proxy card to Advantage Proxy, Inc. at P.O. Box 10904, Yakima, WA 98909, as applicable, for tabulation.

If, as of the Akari Ordinary Share Record Date or the Peak Bio Record Date, your Akari Ordinary Shares or shares of Peak Bio Common Stock, respectively, were held in an account at a brokerage firm, bank or other similar organization and you are the beneficial owner of shares, these proxy materials should be forwarded to you by that organization. The organization holding your account is considered the shareholder or stockholder of record, as applicable, for purposes of voting at the Akari General Meeting or Peak Bio Special Meeting, as applicable, by proxy. You are encouraged to provide voting instructions to your broker or other agent so that they may submit a proxy.

If you are a holder of record of Akari ADSs on the Akari ADS Record Date, you can return your executed Akari ADS proxy card to the Depositary Bank for tabulation. If you hold Akari ADSs through a brokerage firm, bank or nominee on the Akari ADS Record Date the materials for holders of Akari ADSs, which include the Depositary Bank’s notice of the Akari General Meeting, the Akari General Meeting documentation, and the Akari ADS proxy card, will be sent to that organization. The organization holding your account is considered the Akari ADS holder of record. Please reach out to that organization to provide your voting instructions.

Q.	IF MY SHARES ARE HELD IN “STREET NAME” BY MY BANK, BROKERAGE FIRM OR OTHER NOMINEE, WILL MY BANK, BROKERAGE FIRM OR OTHER NOMINEE VOTE MY SHARES FOR ME?

A.

Your bank, brokerage firm or other nominee will only be permitted to vote your shares of Akari Ordinary Shares, Akari ADSs or shares of Peak Bio Common Stock, as applicable, if you instruct your bank, brokerage firm or other nominee how to vote. You should follow the procedures provided by your bank, brokerage firm or other nominee regarding the voting of your Akari ADSs or shares of Peak Bio Common Stock, as applicable.

Banks, brokerage firms and other nominees who hold Akari ADSs or shares of Peak Bio Common Stock, as applicable, in street name for their customers are precluded from exercising their voting discretion with respect to non-routine matters, such as the Merger Proposal and the Adjournment Proposal. Additionally, for Akari Ordinary Shares that are held in an account at a brokerage firm, bank or other similar organization, the shareholder of record is considered such brokerage firm, bank or other similar organization. As a result, absent specific instructions from the beneficial owner of such shares, banks, brokerage firms and other nominees are not empowered to vote such shares (referred to as a broker non-vote). For Akari shareholders, broker non-votes are not votes in law and will not be counted in the calculation of the votes “FOR” and “AGAINST” a resolution. For Peak stockholders, broker non-votes will be the same as a vote “AGAINST” the Merger Proposal and will not have an effect on the Adjournment Proposal.

With respect to any properly completed voting instructions received by the Depositary Bank on or prior to 6:00 p.m. London time (1:00 p.m. Eastern time) on October 29, 2024, the Depositary Bank shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement and the Articles, to vote or cause its custodian to vote the shares (in person or by proxy) represented by Akari ADSs in accordance with such voting instructions, for holders of ADSs as of 5:00 p.m. Eastern Time on the Akari ADS Record Date. Shares represented by Akari ADSs for which no specific voting instructions are received by Deutsche Bank from the ADS holder shall not be voted.

Q.	WHAT DO I DO IF I RECEIVE MORE THAN ONE PROXY OR SET OF VOTING INSTRUCTIONS?

A.

If you hold Akari Ordinary Shares or Akari ADSs or shares of Peak Bio Common Stock, as applicable, in more than one account, you may receive more than one form of proxy and/or set of voting instructions relating to the Akari General Meeting or the Peak Special Meeting, as applicable. To ensure that all of your shares are voted, please sign, date and return all forms of proxy, Akari ADS proxy cards or Peak proxy cards (as applicable) in accordance with the instructions provided in this Joint Proxy Statement/Prospectus or the relevant voting instructions. Please be sure to vote all of your shares.

Q.	WHO CAN HELP ANSWER ANY OTHER QUESTIONS I MIGHT HAVE?

A.

If you are a holder of Akari Ordinary Shares or Akari ADSs and have additional questions about the Merger, need assistance in submitting your form of proxy or voting your Akari Ordinary Shares or Akari ADSs, or need additional copies of this Joint Proxy Statement/Prospectus or the enclosed proxy card, please contact:

Akari Therapeutics, Plc,

Attention: Company Secretary

Highdown House, Yeoman Way, Worthing, West Sussex BN99 3HH

joe.carroll@akaritx.com

(929) 274-7511

If you are a Peak Bio stockholder and have additional questions about the Merger, need assistance in submitting your proxy or voting your shares of Peak Bio Common Stock, or need additional copies of this Joint Proxy Statement/Prospectus, you should contact:

Advantage Proxy, Inc.

P.O. Box 10904

Yakima, WA 98909

ksmith@advantageproxy.com

(877) 870-8565 (toll free) (Individuals)

(206) 870-8565 (collect) (Banks and Brokers)

SUMMARY

The following summary highlights selected information contained in this Joint Proxy Statement/Prospectus and does not contain all the information that may be important to you as an Akari shareholder or Peak Bio stockholder. Accordingly, you should read carefully this entire document, including the annexes, exhibits, and documents incorporated by reference herein, and the other documents referred to herein. Items in this summary include a page reference directing you to a more complete description of those items. This section is not intended to provide you with any factual information about Akari and Peak Bio. Such information can be found elsewhere in this Joint Proxy Statement/Prospectus and in the public filings Akari and Peak Bio makes with the SEC, as described in the section of this Joint Proxy Statement/Prospectus titled “Where You Can Find More Information.”

The Parties to the Merger (Page 156)

Akari

Akari is a biotechnology company focused on developing advanced therapies for autoimmune and inflammatory diseases involving the complement component 5 and leukotriene B4 pathways.

Akari’s principal executive offices are located at 22 Boston Wharf Road, FL 7, Boston, Massachusetts 02210, and its telephone number is (929) 274-7510.

Merger Sub

Merger Sub was formed by Akari solely in contemplation of the Merger, has not conducted any business and has no assets, liabilities or obligations of any nature other than as set forth in the Merger Agreement. By operation of the Merger, Merger Sub will be merged with and into Peak Bio, with Peak Bio continuing as the surviving corporation and as a wholly owned direct subsidiary of Akari (the “Surviving Corporation”). Upon completion of the Merger, the separate existence of Merger Sub will cease to exist.

Merger Sub’s principal executive offices are located at 22 Boston Wharf Road, FL 7, Boston, Massachusetts 02210, and its telephone number is (929) 274-7510.

Peak Bio

Peak Bio, together with its wholly owned subsidiaries Peak Bio Co. Ltd and Peak Bio CA, Inc., is a clinical-stage biotechnology company focused on discovering, developing and delivering innovative therapies for multiple therapeutic areas. Peak Bio has established a portfolio of potential therapies focused on cancer and immunological diseases. Peak Bio’s pipeline includes the PH-1 ADC Platform for oncology, PHP-303 program for genetic disease, liver disease and inflammation, specifically for Alpha-1 antitrypsin deficiency (AATD) and acute respiratory distress syndrome (ARDS) including COVID-19. Prior to March 1, 2022, Peak Bio operated as pH Pharma Ltd, a Korean company. Peak Bio’s principal executive offices are located at 4900 Hopyard Road, Suite 100, Pleasanton CA 94588, and its telephone number is (925) 463-4800.

Risk Factors (Page 33)

The Merger is, and the combined company will be, subject to certain risks. You should carefully read and consider all of the risk factors discussed in the section of this Joint Proxy Statement/Prospectus titled “Risk Factors.”

Information About the Akari General Meeting (Page 130)

Time, Place and Purpose of the Akari General Meeting

The Akari General Meeting will be held at 2:00 p.m. London time (9:00 a.m. Eastern Time) on November 7, 2024, at Akari’s UK corporate headquarters, located at 75/76 Wimpole Street, London W1G 9RT.

At the Akari General Meeting, Akari shareholders will be asked to approve the Merger Allotment Proposal, the Share Issuance Proposal, the Chairman Appointment Proposal, the General Allotment Proposal, the Equity Plan Proposal and the Pre-emption Rights Proposal.

Record Date and Quorum

This Joint Proxy Statement/Prospectus, including the notice of the Akari General Meeting and associated materials for the Akari General Meeting are being sent or supplied to holders of Akari Ordinary Shares as of October 15, 2024. Any registered holder in the register of members of Akari as of November 5, 2024 and who continues to be registered as a holder of Akari Ordinary Shares in the Akari register of members as of 6:30 p.m. London time (1:30 p.m. Eastern Time) on November 5, 2024 is entitled to attend and vote at the Akari General Meeting in respect of the number of Akari Ordinary Shares registered in their name at the time. If any holder of Akari Ordinary Shares sells or transfers such Akari Ordinary Shares on or prior to November 5, 2024, the form of proxy of such holder of Akari Ordinary Shares can no longer be used and if submitted (whether before or after you sell or transfer your Akari Ordinary Shares) will be treated as invalid. The selling or transferring holder of Akari Ordinary Shares should pass this document to the person who arranged the sale or transfer for delivery to the purchaser or transferee. The purchaser or transferee should contact Akari’s Company Secretary, by calling +1 (929) 274-7511, to request a new form of proxy for its use.

In order to exercise their vote as a holder of Akari ADSs, the Akari ADS holder or their bank, broker or nominee must be registered as a holder of Akari ADSs in the Akari ADS register maintained by the Depositary Bank by 5:00 p.m. Eastern Time on October 8, 2024 (the record date for holders of Akari ADSs). Any holder of Akari ADSs through a bank, broker or nominee on October 8, 2024, will have the materials for holders of Akari ADSs of record, which include the notice from the Depositary Bank of the Akari General Meeting, the Akari General Meeting documentation, and an Akari ADS proxy card, sent to their bank, broker or nominee who should forward the materials to them. Please reach out to your bank, broker or nominee to provide your voting instructions. Akari ADS proxy cards submitted by holders of Akari ADSs must be received by the Depositary Bank by no later than 1:00 p.m. Eastern Time on October 29, 2024.

For the purposes of the Akari General Meeting, a quorate meeting will be formed by two persons being present and between them holding (or being the proxy or corporative representative of the holders of) at least one-third (33 1/3%) of the outstanding issued Akari Ordinary Shares entitled to vote at the Akari General Meeting. If you are an Akari shareholder of record, your shares will be counted towards the quorum only if you are present in person or represented by proxy at the Akari General Meeting. If you are a beneficial owner of Akari Ordinary Shares held in an account at a brokerage firm, bank or other similar organization your shares will be counted towards the quorum if your broker or nominee submits a proxy for those shares and the proxy represents the holder at the Akari General Meeting. A member represented by a proxy at the Akari General Meeting will be counted towards the quorum requirement even where the proxy abstains from voting. If a form of proxy does not instruct the proxy how to vote, the proxy may vote as he or she sees fit or abstain in relation to any business of the Akari General Meeting, but the member represented by that proxy at the Akari General Meeting will be counted towards the quorum requirement. If there is no quorum, the Akari General Meeting will stand adjourned to the same day in the next week at the same time and place, or to such time, date and place (or places), or to such other day and at such other time and place (or places) as the Akari Board may determine, and, if a quorum is not present at the adjourned meeting within fifteen minutes from the time appointed for the Akari General Meeting, one person entitled to be counted in a quorum present at the adjournment shall be a quorum.

Where the Depositary Bank submits votes on behalf of any holders of Akari ADSs, the number of ordinary shares represented by the Akari ADSs held by the relevant holders of Akari ADSs will count towards the quorum.

Vote Required

The Merger Allotment Proposal, Share Issuance Proposal, Chairman Appointment Proposal, General Allotment Proposal and the Equity Plan Proposal are each being proposed as ordinary resolutions. Assuming that a quorum is present, an ordinary resolution is passed if (i) on a show of hands, a majority of shareholders present in person or by proxy and voting on the proposal vote in favor of the resolution or (ii) on a poll, a majority of the shares present at the Akari General Meeting in person or by proxy and voting on the proposal are voted in favor of the resolution. The Pre-emption Rights Proposal is being proposed as a special resolution that will be approved if assuming that a quorum is present (i) on a show of hands, at least 75% of shareholders present in person or by proxy and voting on the proposal vote in favor of the resolution or (ii) on a poll, at least 75% of the shares present at the Akari General Meeting in person or by proxy and voting on the proposal are voted in favor of the resolution.

As of October 1, 2024, the directors and executive officers of Akari beneficially owned and were entitled to vote, in the aggregate, approximately 33.1% of Akari Ordinary Shares. This includes Akari Ordinary Shares which are represented by Akari ADSs.

Proxies and Revocation

A registered holder of Akari Ordinary Shares can revoke his or her proxy by attending the Akari General Meeting and voting in person or by executing a later-dated proxy form and delivering it to Akari’s registrar (Equiniti Limited) by the applicable cut-off time for receipt of proxy. If Akari Ordinary Shares are held in an account at a brokerage firm, bank or similar organization, voting instructions may be changed or revoked by contacting the broker, bank or other nominee holding the shares.

Information About the Peak Bio Special Meeting (Page 150)

Peak Bio has elected to hold the Peak Bio Special Meeting virtually. The Peak Bio Special Meeting will be held solely via live webcast and there will not be a physical meeting location. Peak Bio stockholders will be able to attend the Peak Bio Special Meeting online and vote their shares electronically by visiting https://www.cstproxy.com/peak-bio/2024 to register and entering the control number included on their proxy card, voting instruction form or notice included in their proxy materials.

Peak Bio stockholders can pre-register to attend the Peak Bio Special Meeting starting on October 31, 2024 at 10:00 a.m. Eastern Time (5 business days prior to the meeting date). The Peak Bio stockholder will be required to enter the control number provided in the proxy card at https://www.cstproxy.com/peak-bio/2024 (the “Peak Bio Special Meeting Website”). Once pre-registered, Peak Bio stockholders can vote or submit questions in advance of the Peak Bio Special Meeting. At the start of the meeting Peak Bio stockholders will need to re-log into the Peak Bio Special Meeting Website using their control number and will also be prompted to enter their control number if they vote during the meeting.

Beneficial owners of shares held in street name will need to contact Continental to receive a control number. Beneficial owners who plan to vote at the Peak Bio Special Meeting will need to have a legal proxy from the bank or broker that holds their shares. Beneficial owners who would like to join the Peak Bio Special Meeting and not vote may contact Continental and provide their proof of ownership for a guest control number. Either way, beneficial owners must contact Continental for specific instructions on how to receive the control number. Continental can be contacted by telephone at (917) 262-2373 or by email at proxy@continentalstock.com. Please allow up to 72 hours prior to the Peak Bio Special Meeting the control number to be processed.

Please see the “Information About the Peak Bio Special Meeting” section of this Joint Proxy Statement/Prospectus for more details regarding the logistics of the virtual Peak Bio Special Meeting, including the ability of the Peak Bio stockholders to submit questions during the Peak Bio Special Meeting, and technical details and support related to accessing the virtual platform.

The purpose of the Peak Bio Special Meeting is to consider and vote on each of the following proposals, each of which is further described in this Joint Proxy Statement/Prospectus:

•	Proposal No. 1: The Merger Proposal. A proposal to adopt the Merger Agreement; and

•

Proposal No. 2: The Adjournment Proposal. A proposal to approve any motion to adjourn or postpone the Peak Bio Special Meeting, or any adjournments or postponements thereof, to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Peak Bio Special Meeting to adopt the Merger Agreement.

A quorum of Peak Bio stockholders is necessary to conduct the Peak Bio Special Meeting. The presence, via visiting the Peak Bio Special Meeting Website to register and entering your control number included on your proxy card, voting instruction form or notice included in the proxy materials or by proxy, of the holders of a majority of the shares of Peak Bio Common Stock outstanding and entitled to vote at the Peak Bio Special Meeting will constitute a quorum. Shares of Peak Bio Common Stock represented at the Peak Bio Special Meeting by attendance via the Peak Bio Special Meeting Website or by proxy and entitled to vote, but not voted, including shares for which a stockholder directs an “abstention” from voting, will be counted for purposes of determining a quorum. However, because all of the proposals for consideration at the Peak Bio Special Meeting are considered “non-routine” matters, shares held in “street name” will not be counted as present for the purpose of determining the existence of a quorum unless the stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals before the Peak Bio Special Meeting. If a quorum is not present, the Peak Bio Special Meeting will be adjourned or postponed until the holders of the number of shares of Peak Bio Common Stock required to constitute a quorum attend.

The Merger and the Merger Agreement (Pages 156 and 202)

The terms and conditions of the Merger are contained in the Merger Agreement, as amended, a copy of which is attached as Annex A hereto. Akari and Peak Bio encourage you to read the Merger Agreement carefully and in its entirety, as it is the legal document that governs the Merger.

The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into Peak Bio, with Peak Bio continuing as the Surviving Corporation and as a wholly owned indirect subsidiary of Akari.

The consideration to be received by Peak Bio Stock & Note Holders in exchange for their Peak Bio securities in the Merger will be equal to the Exchange Ratio. The Exchange Ratio will be calculated based on an initial 50% post-closing ownership split between Akari shareholders and Peak Bio Stock & Note Holders, subject to certain adjustments to the ratio (and therefore the post-closing ownership split) in respect of the net cash, as determined in accordance with the Merger Agreement, of each of Akari and Peak Bio at the close of business one business day prior to the anticipated consummation of the Merger. Each party will receive a negative adjustment to the initial Exchange Ratio to the extent such party’s Net Cash is less than negative $6,000,000. Each party will receive a positive adjustment to the initial Exchange Ratio to the extent such party’s closing Net Cash exceeds zero. The Merger Agreement provides that, under certain circumstances, additional Akari ADSs may be issued to the Peak Bio Stock & Note Holders following the consummation of the Merger equal to a second exchange ratio calculated in accordance with the Merger Agreement based on changes in net cash within 120 days following the closing of the Merger. Under no circumstances will the Exchange Ratio be adjusted such that either party’s pro-forma post-closing ownership of the combined company following the Closing exceeds 80%.

As of March 4, 2024, the date of the Merger Agreement, the estimated Exchange Ratio was such that based on the number of Akari ADSs expected to be issued in accordance with the Exchange Ratio at the consummation of the Merger in exchange for the shares of Peak Bio Common Stock, Peak Bio Stock & Note Holders would own approximately 48%, and Akari shareholders would own approximately 52%, of the combined company following the consummation of the Merger, on a fully diluted basis. For purposes of its fairness opinion, Peak Bio’s financial advisor, River Corporate Advisors, assumed that the aggregate Per Share Merger Consideration to be received by the Peak Bio Stock & Note Holders would be equal to $22.6 million as of the date of the Merger Agreement.

Because the Exchange Ratio is not fixed and is subject to adjustment under certain circumstances, the market value of the Merger Consideration to Peak Bio Stock & Note Holders may fluctuate with the market price of Akari ADSs. The relevant net cash levels of Peak Bio and Akari will not be known at the time that Peak Bio stockholders vote on the Merger.

The below table indicates the projected pro forma post-closing ownership of the combined company following the Closing, on a fully diluted basis, for each of Peak Bio Stock & Note Holders and Akari shareholders based on certain levels of net cash as well as a calculation of the resulting Exchange Ratio based on the fully diluted capitalization of Akari and Peak Bio as of October 1, 2024, the latest practicable date to determine such amounts before the filing of this Joint Proxy Statement/Prospectus.

	($ in millions)
	Minimum Exchange Ratio	Anticipated Exchange Ratio Range					Maximum Exchange Ratio
Akari Net Cash	$30,000,000	$(6,000,000)	$(6,000,000)	$(2,500,000)	$(2,500,000)	$1,000,000	$(6,000,000)
Peak Bio Net Cash	$(6,000,000)	$(8,500,000)	$(6,000,000)	$(8,500,000)	$(10,000,000)	$(10,000,000)	$30,000,000
Akari Shareholder Pro Forma Ownership	80.00%	52.50%	50.00%	52.50%	54.00%	55.00%	20.00%
Peak Bio Stock & Note Holder Pro Forma Ownership	20.00%	47.50%	50.00%	47.50%	46.00%	45.00%	80.00%
Exchange Ratio	0.0014	0.3131	0.3518	0.3131	0.2916	0.2779	1.5730

Akari Voting Agreements (Page 236)

In connection with the Merger Agreement, Peak Bio entered into voting and support agreements (the “Akari Voting Agreements”) with certain shareholders of Akari (the “Akari Supporting Holders”). The Akari Supporting Holders beneficially owned, in the aggregate, approximately 39.51% of the issued and outstanding Akari Ordinary Shares, including those represented by Akari ADSs (together with any additional Akari Ordinary Shares or Akari ADSs that the such Akari shareholder may acquire record and/or beneficial ownership of prior to the Akari Voting Agreement Expiration Time, “the “Akari Covered Shares”) as of March 4, 2024, the date of the Merger Agreement. As of October 1, 2024, the Akari Supporting Holders beneficially owned in the aggregate, approximately 33.3% of the issued and outstanding Akari Ordinary Shares, including those represented by Akari ADSs.

Akari Supporting Holders have separately agreed, pursuant to their respective Akari Voting Agreement, among other things, to vote all Akari Covered Shares, beneficially owned and entitled to vote at any meeting of Akari’s shareholders, at which the approval of the Share Issuance Proposal is to be voted on, in accordance with the Akari Recommendation (as defined below). Each Akari Supporting Holder has also agreed not to transfer, or enter into an agreement to transfer, their Akari Covered Shares, with certain limited exceptions, prior to the earliest of receipt of the Akari Shareholder Approval, the Effective Time and such time as the Merger Agreement is validly terminated in accordance with its terms (such time, the “Akari Voting Agreement Expiration Time”).

See Annex B and the section of this Joint Proxy Statement/Prospectus titled “Akari Voting Agreements.”

Peak Voting Agreements (Page 236)

In connection with the Merger Agreement, Akari entered into voting and support agreements (the “Peak Bio Voting Agreements”) with certain stockholders of Peak Bio (the “Peak Bio Supporting Holders”). The Peak Bio Supporting Holders beneficially owned, in the aggregate, approximately 39.6% of the issued and outstanding shares of Peak Bio common stock (together with any additional shares of Peak Bio common stock that the such

Peak stockholders may acquire record and/or beneficial ownership of prior to the Peak Bio Voting Agreement , the “Peak Bio Covered Shares”) as of March 4, 2024, the date of the Merger Agreement. As of October 1, 2024, the Peak Bio Supporting Holders beneficially owned in the aggregate, approximately 39.6% of the issued and outstanding Peak Bio Common Stock.

Peak Bio Supporting Holders have separately agreed, pursuant to their respective Peak Bio Voting Agreements, among other things, to vote all Peak Bio Covered Shares, beneficially owned and entitled to vote at any meeting of Peak Bio stockholders, at which the approval of the Merger Proposal or the Adjournment Proposal are to be voted on, in accordance with the Peak Bio Recommendation (as defined below). Each Peak Bio Supporting Holder has also agreed not to transfer, or enter into an agreement to transfer, their Peak Bio Covered Shares, with certain limited exceptions, prior to the earliest of the receipt of Peak Stockholder Approval, the Effective Time, and such time as the Merger Agreement is validly terminated in accordance with its terms (such time, “the “Peak Bio Voting Agreement Expiration Time”).

See Annex C and the section of this Joint Proxy Statement/Prospectus titled “Peak Bio Voting Agreements.”

Opinion of Akari’s Financial Advisor (Page 187)

On March 3, 2024, Locust Walk Securities LLC (“LW Securities”) rendered its oral opinion to the Akari Board (which was subsequently confirmed in writing by delivery of LW Securities’ written opinion dated the same date) to the effect that, based upon and subject to the assumptions, factors, qualifications and limitations set forth in the written opinion described herein, as of March 3, 2024, the Per Share Merger Consideration (as defined below) was fair, from a financial point of view, to the holders of Akari Ordinary Shares (including holders of Akari ADSs).

The full text of the written opinion of LW Securities, dated March 3, 2024, which sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by LW Securities in preparing its opinion, is attached as Annex D. The summary of LW Securities’ opinion contained in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of LW Securities’ written opinion. LW Securities’ opinion was prepared for the information and assistance of the Akari Board (in its capacity as such) in connection with, and for the purpose of, its consideration of the financial terms of the Merger. LW Securities’ opinion did not constitute a recommendation to the Akari Board as to whether or not to approve the Merger and does not constitute a recommendation to any other person as to how to vote with respect to the Merger or to take any other action with connection with the Merger or otherwise. Pursuant to an engagement letter between Akari and LW Securities, Akari paid LW Securities a fee of $250,000 for rendering its fairness opinion. The opinion fee was not contingent in whole or in part on the success of the Merger, or on the results of LW Securities’ evaluation and analysis or upon the conclusions reached in LW Securities’ opinion.

For more information, see the section of this Joint Proxy Statement/Prospectus titled “The Merger—Opinion of Akari’s Financial Advisor” and the full text of the written opinion of LW Securities attached as Annex D to this Joint Proxy Statement/Prospectus.

Opinion of Peak’s Financial Advisor (Page 181)

On March 1, 2024, River Corporate Advisors (“RCA”) rendered its oral opinion to the Peak Bio Board (which was subsequently confirmed in writing by delivery of RCA’s written opinion dated March 3, 2024) to the effect that, based upon and subject to the assumptions, factors, qualifications and limitations set forth in the written opinion described herein, as of March 3, 2024, the consideration to be received by Peak Bio’s stockholders in the merger is fair, from a financial point of view, to such stockholders.

The full text of the written opinion of RCA, dated March 3, 2024, which sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other maters considered by RCA in preparing its opinion, is attached as Annex E. The summary of RCA’s opinion contained in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of RCA’s written opinion. RCA’s opinion was prepared for the information and assistance of the Peak Bio Board (in its capacity as such) in connection with, and for the purpose of, its consideration of the financial terms of the Merger. RCA’s opinion did not constitute a recommendation to the Peak Bio Board as to whether or not to approve the Merger and does not constitute a recommendation to any other person as to how to vote with respect to the Merger or to take any other action with connection with the merger or otherwise. Pursuant to an engagement letter between Peak Bio and RCA, Peak Bio paid RCA a fee of $65,000 for rendering its fairness opinion. The opinion fee was not contingent in whole or in part on the success of the Merger, or on the results of RCA’s evaluation and analysis or upon the conclusions reached in RCA’s opinion.

For more information, see the section of this Joint Proxy Statement/Prospectus titled “The Merger—Opinion of Peak Bio’s Financial Advisor” and the full text of the written opinion of RCA attached as Annex E to this Joint Proxy Statement/Prospectus.

See Annex E and the section of this Joint Proxy Statement/Prospectus titled “The Merger-Opinion of Peak’s Financial Advisor.”

Recommendation of the Akari Board (Page 176)

The Akari Board unanimously recommends that you vote “FOR” the Merger Allotment Proposal, “FOR” the Share Issuance Proposal, “FOR” the Chairman Appointment Proposal, “FOR” the General Allotment Proposal, “FOR” the Equity Plan Proposal and “FOR” the Pre-emption Rights Proposal. For a description of factors considered by the Akari Board in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, the authorization of the allotment and the share issuance, and additional information on the recommendation of the Akari Board, see the section of this Joint Proxy Statement/Prospectus titled “The Merger – Akari’s Reasons for the Merger; Recommendation of the Akari Board.”

Recommendation of the Peak Board (Page 172)

The Peak Bio Board unanimously recommends that you vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal. For a description of factors considered by the Peak Bio Board in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and additional information on the recommendation of the Peak Bio Board, see the section of this Joint Proxy Statement/Prospectus titled “The Merger – Peak Bio’s Reasons for the Merger; Recommendation of the Peak Bio Board that Peak Bio Stockholders Approve the Merger Proposal.”

Interests of Akari Directors and Executive Officers in the Merger (Page 245)

Akari’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Akari shareholders generally. For more information, see the section of this Joint Proxy Statement/Prospectus titled “Interests of Akari Directors and Executive Officers in the Merger.”

Interests of Peak Bio Directors and Executive Officers in the Merger (Page 249)

Peak Bio’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Peak Bio stockholders generally. For more information, see the section of this Joint Proxy Statement/Prospectus titled “Interests of Peak Bio Directors and Executive Officers in the Merger.”

Governance Matters After the Merger (Page 199)

Pursuant to the Merger Agreement, the Akari Board will take all necessary corporate action so that, as of the Effective Time, the number of directors of the Akari Board will consist of seven (7) members, with three members designated by Akari, three members designated by Peak Bio (provided that, one such designee will be the non-executive chairman of the Akari Board) and one member designated by Akari and Peak Bio by mutual agreement. For more information, see the sections of this Joint Proxy Statement/Prospectus titled “The Merger – Governance Matters After the Merger” and “Directors and Executive Officers of the Combined Company Following the Merger.”

Ownership of the Combined Company (Page 199)

As of March 4, 2024, the date of the Merger Agreement, the estimated Exchange Ratio was such that based on the number of Akari ADSs expected to be issued in accordance with the Exchange Ratio at the consummation of the Merger in exchange for the shares of Peak Bio Common Stock, Peak Bio Stock & Note Holders would own approximately 48%, and Akari shareholders would own approximately 52%, of the combined company following the consummation of the Merger, on a fully diluted basis.

The Exchange Ratio is subject to certain adjustments based on the Net Cash, as determined in accordance with the Merger Agreement, of each of Akari and Peak Bio at the close of business one business day prior to the anticipated consummation of the Merger.

Because the Exchange Ratio is not fixed and is subject to adjustment under certain circumstances, the market value of the Merger Consideration to Peak Bio Stock & Note Holders may fluctuate with the market price of Akari ADSs. The relevant net cash levels of Peak Bio and Akari, and therefore the post-closing ownership of the combined company, will not be known at the time that Peak Bio stockholders vote on the Merger.

Regulatory Approvals and Related Matters (Page 200)

Subject to the terms and conditions of the Merger Agreement, each of Akari and Peak Bio have agreed to use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the Merger and the other transactions contemplated by the Merger Agreement, including (i) making any filings required by, or desirable under applicable antitrust laws as promptly as reasonably practicable following the date of the Merger Agreement and (ii) responding as promptly as practicable to any request for additional information and documentary material issued by a governmental authority pursuant to any antitrust law.

No filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) are required for the Merger. For more information, see the section of this joint proxy statement/prospectus titled “The Merger - Regulatory Approvals and Related Matters.”

Closing and Effective Time of the Merger (Page 206)

Subject to the satisfaction or waiver of the closing conditions, including the approval by Akari shareholders of the Merger Allotment Proposal, the Share Issuance Proposal and the Chairman Appointment Proposal, and approval by Peak Bio stockholders of the adoption of the Merger Agreement and the Merger, Akari and Peak Bio expect that the Merger will be completed (the “Closing”) in the fourth quarter of 2024. The Merger Agreement provides that the Closing will occur as early as practicable on a date to be specified by the parties to the Merger Agreement and no later than the three business day after satisfaction or valid waiver of all of the conditions to Closing described under the section titled, “The Merger Agreement - Conditions to Completion of the Merger,” other than those conditions that by their nature may only be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing, unless another date, time or place is agreed to in writing by the parties to the Merger Agreement.

Conditions to Completion of the Merger (Page 230)

The obligations of Akari, Merger Sub and Peak Bio to consummate the Merger are subject to the satisfaction or waiver, if permitted by applicable law, of the following conditions:

•

approval by Akari shareholders of (A) the Share Issuance Proposal, (B) Chairman Appointment Proposal, and (C) any other resolutions required by law or the rules and regulations of Nasdaq or other listing authority;

•	approval by Peak Bio stockholders of the Merger Proposal;

•

the registration statement on Form S-4 becoming effective under the Securities Act, and no stop order suspending the effectiveness of the registration statement shall have been issued by the SEC and remain in effect;

•	no restraints or laws shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making consummation of Merger illegal;

•

the consummation of a private financing with certain investors in which the combined company will issue and sell Akari ADSs or Akari Ordinary Shares to such investors, simultaneously and conditioned only upon, the occurrence of the Closing of the Merger, and resulting in net proceeds to Akari of at least $10,000,000 (the “PIPE Investment”);

•	the Net Cash of Peak Bio and Akari being equal to or greater than negative $13,500,000 as of the Closing; and

•	the Akari ADSs to be issued in the Merger shall have been authorized for listing on Nasdaq, subject to official notice of issuance.

In addition, the obligations of Akari and Merger Sub to consummate the Merger are subject to satisfaction or waiver, if permitted by applicable law, of the following additional conditions:

•	the representations, warranties and covenants of Peak Bio made in the Merger Agreement being true and correct, subject to the standards and qualifications set forth in the Merger Agreement;

•	performance by Peak Bio in all material respects the covenants and obligations required to be performed by it under the Merger Agreement at or prior to the Closing of the Merger; and

•

the absence of any effect, event, occurrence, development or change that has a material adverse effect on the financial condition, assets, liabilities, business or results of operations of Peak Bio (a “Peak Bio Material Adverse Effect”) since the date of the Merger Agreement.

In addition, the obligations of Peak Bio to consummate and effect the Merger are subject to satisfaction or waiver, if permitted by applicable law, of the following additional conditions:

•

the representations, warranties and covenants of Akari and Merger Sub made in the Merger Agreement being true and correct, subject to the standards and qualifications set forth in the Merger Agreement;

•	performance by each of Akari and Merger Sub in all material respects the covenants and obligations required to be performed by it under the Merger Agreement at or prior to the Closing of the Merger;

•

the absence of any effect, event, occurrence, development or change that has a material adverse effect on the financial condition, assets, liabilities, business or results of operations of Akari (an “Akari Material Adverse Effect”) since the date of the Merger Agreement; and

•	the appointment of Peak Bio’s director nominees and the mutually chosen director nominee having been appointed to the Akari Board, effective as of the Closing.

Termination of the Merger Agreement (Page 233)

Akari and Peak Bio may, by mutual written consent, terminate the Merger Agreement and abandon the Merger and the other transactions contemplated thereby at any time before the Effective Time, whether before or after the required Akari shareholder or Peak Bio stockholder approval is obtained.

The Merger Agreement may also be terminated and the transactions contemplated thereby may be abandoned, except as otherwise provided in the Merger Agreement:

•	By Akari:

•

if there has been a breach of, or inaccuracy in, any representation, warranty, covenant or agreement of Peak Bio set forth in the Merger Agreement, which breach or inaccuracy would result in a failure of the closing conditions of Akari relating to the accuracy of Peak Bio’s representations and warranties or compliance of Peak Bio with its covenants and obligations to be satisfied at the Closing of the Merger and such breach or inaccuracy has not been cured such that such condition would be capable of satisfaction at the Closing of the Merger within 30 days after the receipt of notice thereof or such breach or inaccuracy is not reasonably capable of being so cured within such 30-day period; provided, that Akari will not have the right to terminate the Merger Agreement if Akari is in material breach of its representations, warranties, covenants or obligations set forth in the Merger Agreement;

•	prior to obtaining the required approval from Peak Bio stockholders, if the Peak Bio Board effected an adverse recommendation change; or

•	prior to obtaining the required approval from its shareholders, in order to enter into a definitive agreement providing for a superior proposal.

•	By Peak Bio:

•

if there has been a breach of, or inaccuracy in, any representation, warranty, covenant or agreement of Akari or Merger Sub in the Merger Agreement, which breach or inaccuracy would result in a failure of either the conditions of Peak Bio relating to the accuracy of Akari’s representations and warranties or the compliance of Akari with its covenants or obligations, to be satisfied at the Closing of the Merger and to the extent such breach or inaccuracy has not been cured such that such condition would be capable of satisfaction at the Closing of the Merger within 30 days after the receipt of notice thereof or such breach or inaccuracy is not reasonably capable of being so cured within such 30-day period; provided, however, that Peak Bio will not have the right to terminate the Merger Agreement if Peak Bio is in material breach of its representations, warranties, covenants or obligations set forth in the Merger Agreement;

•	prior to obtaining the required approval from the Akari shareholders, if the Akari Board will have effected an adverse recommendation change; or

•	prior to obtaining the required approval from its stockholders, in order to enter into a definitive agreement providing for a superior proposal.

•	By either Akari or Peak Bio, if:

•	a restraint prohibiting the Merger is in effect and has become final and non-appealable;

•

the Effective Time has not occurred by 5:00 p.m. Eastern time on December 2, 2024 (the “End Date”); provided, that this right to terminate the Merger Agreement will not be available to a party if the failure by such party to perform any of its obligations under the Merger Agreement has been the principal cause of the failure of any condition;

•	the Peak Bio Special Meeting concluded and the required approval by Peak Bio stockholders was not obtained at such meeting; provided, that this right to terminate the Merger Agreement is not available to Peak Bio if the failure by Peak Bio to perform any of its obligations under the Merger Agreement has been the principal cause of the failure to obtain the required approval by Peak Bio stockholders; or

•

the Akari General Meeting concluded and the required approval by Akari shareholders was not obtained at such meeting; provided, that this right to terminate the Merger Agreement is not available to Akari if the failure by Akari or Merger Sub to perform any of their obligations under the Merger Agreement has been the principal cause of the failure to obtain the required approval by Akari shareholders and such action or failure to act constitutes a breach of the Merger Agreement by such party.

All costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses. The Merger Agreement also provides that under certain circumstances described, Akari or Peak Bio, as applicable, will be required to pay a termination fee equal to $300,000. The Merger Agreement also provides that under certain circumstances described, Akari or Peak Bio, as applicable, will be required to the other party for transaction related expenses not to exceed $1,500,000. For a more complete discussion of termination fee and expenses, see the section of this Joint Proxy Statement/Prospectus titled “The Merger Agreement - Termination Fee.” In the event of termination of the Merger Agreement, each party will remain liable for fraud or any intentional breach of its representations, warranties, covenants or agreements.

Dissenting Shares (Page 203)

If the Merger is completed, Peak Bio stockholders who have not waived such rights are entitled to appraisal rights under Section 262 of the DGCL, provided that they comply with the conditions established by Section 262. See “The Merger Agreement - Dissenting Shares” of this Joint Proxy Statement/Prospectus and Annex F for a more complete description of the appraisal rights available to Peak Bio stockholders under the DGCL in connection with the Merger.

Nasdaq Listing of the Akari ADSs; Delisting and Deregistration of Peak Bio Common Stock (Page 200)

It is a condition to the Merger that the Akari ADSs representing Akari Ordinary Shares issuable in connection with the Merger be authorized for listing on Nasdaq, subject to official notice of issuance. Akari has agreed to use its commercially reasonable efforts to cause the Akari ADSs representing Akari Ordinary Shares to be authorized for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time of the Merger.

Accounting Treatment (Page 201)

The Merger is expected to be accounted for as a business combination using the acquisition method with Akari as the accounting acquirer in accordance with Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations. Under this method of accounting, the Merger Consideration will be allocated to Peak Bio’s assets acquired and liabilities assumed based upon their estimated fair values at the date of completion of the Merger.

In addition, the acquisition method of accounting requires the acquirer to recognize the consideration transferred at fair value. Any differences between the estimated fair value of the Merger Consideration and the estimated fair value of the assets acquired and liabilities assumed will be recorded as goodwill.

Alternatively, any excess of the estimated fair value of such assets and liabilities over the Merger Consideration would be recorded as bargain purchase gain.

Comparison of Holders’ Rights (Page 415)

Upon completion of the Merger, holders of shares of Peak Bio Common Stock receiving Akari ADSs will become holders of Akari ADSs. The rights of holders of Akari Ordinary Shares are governed by English law, including the provisions of the Companies Act 2006, and by Akari’s Amended Articles of Association (as amended from time to time) (“Akari’s Articles of Association”). These rights differ in certain respects from the rights of shareholders in typical U.S. corporations organized in, for example, Delaware. Holders of Akari ADSs will be able to exercise the shareholder rights for Akari Ordinary Shares represented by such Akari ADSs through the Depositary Bank, only to the extent contemplated by the Deposit Agreement. For more information, see the description of Akari ADSs contained in this Joint Proxy Statement/Prospectus titled “Description of Akari ADSs” for a discussion of the terms of the Akari ADSs and the material rights of holders of Akari ADSs.

In addition, only registered holders of Akari Ordinary Shares are afforded the rights of shareholders under English law and Akari’s Articles of Association. Because the Depositary Bank holds the Akari Ordinary Shares represented by Akari ADSs through a custodian, and the custodian or its nominee is the registered holder of the Akari Ordinary Shares represented by Akari ADSs, the holders of Akari ADSs must rely on the Depositary Bank to exercise the rights of a shareholder via its custodian.

Holders of Akari ADSs are entitled to present Akari ADSs to the Depositary Bank for cancellation and withdraw the corresponding number of underlying Akari Ordinary Shares but would be responsible for fees and taxes relating to such exchange. Fees and charges are also payable by Akari ADS holders in relation to certain other depositary services.

There are certain differences in the rights of holders of Akari ADSs and of Peak Bio stockholders under the Peak Bio amended and restated certificate of incorporation and Peak Bio by-laws. See the section of this Joint Proxy Statement/Prospectus titled “Comparison of Holders’ Rights” for a discussion of these rights.

Material U.S. Federal Income Tax Consequences (Page 238)

The receipt Akari ADSs pursuant to the Merger is expected to be a taxable transaction for U.S. federal income tax purposes. Generally, for U.S. federal income tax purposes, if you are a U.S. Holder (as defined in the section titled “Material U.S. Federal Income Tax Consequences” of this Joint Proxy Statement/Prospectus) you are expected to recognize gain or loss equal to the difference between (i) the fair market value (as of the Effective Time) of the Akari ADSs received pursuant to the Merger and (ii) your adjusted tax basis in shares of Peak Bio Common Stock you exchanged pursuant to the Merger. If you are a non-U.S. Holder (as defined in the section titled “Material U.S. Federal Income Tax Consequences” of this Joint Proxy Statement/Prospectus), the Merger generally is not expected to result in tax to you under U.S. federal income tax laws unless you have certain connections with the United States.

Each recipient of Akari ADSs should consult their tax advisors as to the particular tax consequences to them of the Merger, including the effect of U.S. federal, state and local tax laws and foreign tax laws. For a more complete description of the tax consequences of the Merger, see the section of this Joint Proxy Statement/Prospectus titled “Material U.S. Federal Income Tax Consequences.”

RISK FACTORS

Before you vote, you should read carefully this Joint Proxy Statement/Prospectus and all other documents to which this Joint Proxy Statement/Prospectus refers. In addition to the risk factors set forth below, you should read and consider all of the other risk factors specific to each of Akari and Peak Bio because those risks will also affect the combined company after consummation of the Merger, as described below. If any of the risks described below occurs, the respective businesses, financial results, financial conditions, operating results or share prices of Akari, Peak Bio and/or the combined company could be materially adversely affected. Akari shareholders and Peak Bio stockholders should also carefully consider the following factors:

Summary of Risk Factors

Risks Related to Akari

•	Akari has a history of operating losses and cannot give assurance of future revenues or operating profits; investors may lose their entire investment.

•

Akari’s auditor’s report on its consolidated financial statements states that Akari’s recurring operating losses, negative cash flows and dependence on additional financial support raises substantial doubt about Akari’s ability to continue as a going concern, which may have a detrimental effect on Akari’s ability to obtain additional funding.

•	Recent adjustments to Akari’s operating plans, including Akari’s pipeline prioritization and reduction-in-force may not be successful.

•	Akari will require additional capital to fund its operations, and if Akari is unable to obtain such capital, Akari will be unable to successfully develop and commercialize any product candidates.

•	Akari may not be able to complete a divestiture or strategic partnership for nomacopan.

•

Future sales and issuances of the ADSs or rights to purchase ADSs and any equity financing that Akari pursues, could result in significant dilution of the percentage ownership of Akari’s shareholders and could cause Akari’s ADS price to fall.

•

The efficacy of PAS-nomacopan or any future product candidates may not be known until advanced stages of testing, after Akari has incurred significant product development costs which may not be recoverable.

•	Akari’s success depends in part on Akari’s ability to protect Akari’s intellectual property and Akari’s proprietary technologies.

•

Akari currently have no marketing, sales or distribution infrastructure with respect to PAS-nomacopan or other product candidates Akari may pursue following the Merger. If Akari is unable to develop Akari’s sales, marketing and distribution capability on Akari’s own or through collaborations with partners, Akari may not be successful in commercializing any approved drugs.

•	Akari’s industry is highly competitive, and Akari’s product candidates may become obsolete.

•

Akari seeks to partner with third-party collaborators with respect to aspects of the development and commercialization of Akari’s product candidates and Akari may not succeed in establishing and maintaining collaborative relationships, which may significantly limit Akari’s ability to develop and commercialize Akari’s product candidates successfully, if at all.

•	Ownership of Akari’s ADSs and/or Akari Ordinary Shares involves a high degree of risk.

•

Akari’s ADSs may be involuntarily delisted from trading on Nasdaq if Akari fails to comply with the continued listing requirements. A delisting of Akari’s ADSs could reduce the liquidity of Akari’s ADSs and may inhibit or preclude Akari’s ability to raise additional capital.

•	The market price of Akari’s ADSs may be volatile and may fluctuate in a way that is disproportionate to Akari’s operating performance.

•	Insiders own a significant amount of Akari’s outstanding shares which could delay or prevent a change in corporate control or result in the entrenchment of management and/or the Akari Board.

•

As of January 1, 2024, Akari was no longer a foreign private issuer and Akari is required to comply with the provisions of the Exchange Act, and the rules of Nasdaq, applicable to U.S. domestic issuers, which will continue to require Akari to incur significant expenses and expend time and resources.

•	U.S. investors may not be able to enforce their civil liabilities against Akari or certain of Akari’s directors, controlling persons and officers.

Risks Related to Peak Bio

•

The potential ADC product candidates in Peak Bio’s pipeline such as Trop2 PH1 ADC are in the preclinical and IND-enabling stages of development, with only PHP-303 having progressed to clinical stages of development. Trop2 PH1 ADC has never been tested in human subjects. Peak Bio may be unable to advance any current or future potential product candidates through the completion of clinical development, obtain regulatory approval and ultimately commercialize any of its product candidates, or experience significant delays in doing so.

•

Peak Bio may expend its limited resources and access to capital to pursue a particular product candidate; these decisions may prove to be wrong and may adversely impact its business. Because Peak Bio has limited financial and managerial resources, Peak Bio intends to focus its efforts on its clinical development of product candidate Trop2 PH1 ADC, its lead oncology ADC candidate, and eventually advancing additional research programs progressing from its Peak Bio R&D Discovery Toxin and ADC Platform Engine. Peak Bio intends to find a strategic partner for its PHP-303 product candidate for further development of such candidate, but there can be no guarantee that Peak Bio will find such a partner.

•

Peak Bio depends on enrollment of patients in Peak Bio’s clinical trials for its product candidates. If Peak Bio is unable to enroll patients in its clinical trials, or enrollment is slower than anticipated, in particular for Peak Bio’s product candidates with rare disease indications, Peak Bio’s research and development efforts could be adversely affected.

•

Peak Bio’s business is subject to risks associated with conducting business internationally. Peak Bio sources research and development, manufacturing, consulting, and other services from companies based throughout the United States, the EU, and select Asian countries and Peak Bio will be planning and conducting its clinical trials in the United States, Canada, certain European countries, in the near-term and in the future.

•	Peak Bio’s product candidates are at an early stage of development, and Peak Bio may not be able to successfully develop and commercialize them.

•

Prior to Peak Bio’s acquisition of PHP-303, Peak Bio is not involved in its development and, as a result, Peak Bio is dependent on Bayer having accurately reported the results and correctly collected and interpreted the data from all clinical trials conducted prior to Peak Bio’s acquisition.

•

Because manufacturing processes and those of Peak Bio’s contractors are highly complex and are subject to a lengthy FDA approval process, alternative qualified production capacity may not be available on a timely basis or at all. Difficulties or delays in Peak Bio’s or Peak Bio’s contractors’ manufacturing and supply of existing or new products could increase Peak Bio’s costs, cause it to lose revenue or market share, damage its reputation and could result in a material adverse effect on its product sales, financial condition, and results of operations.

•

Peak Bio relies on patents and other intellectual property rights to protect its product candidates, the obtainment, enforcement, defense, and maintenance of which may be challenging and costly. Failure to enforce or protect these rights adequately could harm Peak Bio’s ability to compete and impair its business.

•	Peak Bio has no experience in commercializing products on its own.

Risks Related to the Proposed Merger

•	There is no guarantee that the Merger will increase shareholder value or that Peak Bio will be successfully integrated into Akari’s operations or achieve its desired benefits.

•	The market price of the Akari ADSs will fluctuate prior to the Merger, so Peak Bio stockholders cannot be sure of the value of the Akari ADSs they will receive if the Merger is consummated.

•

Lawsuits may be filed in the future against Akari, Peak Bio and members of their respective boards of directors challenging the Merger, and an adverse ruling in any such lawsuit may delay or prevent the completion of the Merger or result in an award of damages against Akari or Peak Bio.

•	If the proposed Merger is not completed, each of Akari and Peak Bio will have incurred substantial costs that may adversely affect Akari’s and Peak Bio’s respective financial results.

•	Akari and Peak Bio may not successfully integrate.

•

Future results of the combined company may differ materially from the unaudited pro forma condensed combined financial statements of Akari and Peak Bio presented in this Joint Proxy Statement/Prospectus.

•	Peak Bio’s stockholders who receive Akari ADSs in the Merger will have rights as holders of Akari ADSs that differ from their current rights as Peak Bio stockholders.

•

If the Merger is consummated, current Peak Bio stockholders will have a reduced ownership percentage and voting interest and will exercise less influence over the management and policies of the combined company than they do over Peak Bio.

•

Nasdaq may delist Akari ADSs from trading on its exchange, which could limit investors’ ability to make transactions in Akari ADSs and subject Akari and the combined company to additional trading restrictions.

Risks Related to Akari

Risks Related to Akari Financial Position and Business

Akari has a history of operating losses and cannot give assurance of future revenues or operating profits; investors may lose their entire investment.

Akari does not expect to generate revenue or profitability that is necessary to finance its operations in the short term. Akari incurred net losses of $10.0 million and $17.7 million for the years ended December 31, 2023 and 2022, respectively and $13.1 million and $3.0 million for the six months ended June 30, 2024 and 2023, respectively. As of June 30, 2024, Akari has not yet generated revenues and had an accumulated deficit of $240.6 million. Losses have principally resulted from costs incurred for manufacturing, preclinical studies and clinical trial activities and general and administrative expenses. Akari has funded its operations primarily through the private placement and public offering of equity securities.

To date, Akari has not commercialized any products or generated any revenues from the sale of products, and absent the realization of sufficient revenues from product sales, Akari may never attain profitability in the future. Akari expects to incur significant losses for the foreseeable future as Akari continues to conduct research and development, clinical testing, regulatory compliance activities and, if PASylated-nomacopan (“PAS-nomacopan”), other product candidates Akari may pursue following the Merger, or other future product candidates receive marketing authorization, sales and marketing activities.

Akari’s failure to become and remain profitable could depress the market price of the ADS representing Akari Ordinary Shares, and could impair Akari’s ability to raise capital, expand Akari’s business, diversify Akari’s product offerings or continue Akari’s operations. If Akari continues to suffer losses as Akari has in the past, investors may not receive any return on their investment and may lose their entire investment.

Akari’s auditor’s report on its consolidated financial statements states that Akari’s recurring operating losses, negative cash flows and dependence on additional financial support raises substantial doubt about Akari’s ability to continue as a going concern, which may have a detrimental effect on Akari’s ability to obtain additional funding.

The report of Akari’s U.S. independent registered public accounting firm on Akari’s consolidated financial statements for the period ended December 31, 2023, includes an explanatory paragraph raising substantial doubt about Akari’s ability to continue as a going concern as a result of Akari’s recurring losses from operations and net capital deficiency. Akari’s future is dependent upon its ability to obtain financing in the future. This opinion could materially limit Akari’s ability to raise funds. As of the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, Akari’s existing cash is expected to be sufficient to fund its operations into the fourth quarter of 2024. If Akari fails to raise sufficient capital when needed, Akari will not be able to complete its business plan. As a result, Akari may have to liquidate its business and investors may lose their investment in Akari’s ADSs.

Recent adjustments to Akari’s operating plans, including Akari’s pipeline prioritization and reduction-in-force may not be successful.

In connection with the proposed Merger, in May 2024, Akari announced the completion of a joint pipeline prioritization review pursuant to which the anticipated combined company, following completion of the Merger, will focus on Peak Bio’s antibody drug conjugate (“ADC”) platform technology and Akari’s PAS-nomacopan for treatment of geographic atrophy (“GA”) secondary to dry age-related macular degeneration (“dry AMD”). As a result, Akari’s hematopoietic stem cell transplant-related thrombotic microangiopathy (“HSCT-TMA”) program was suspended, with enrollment in Akari’s pediatric clinical study discontinued due to cost and timeline. Following closing of the Merger, Akari plans to work closely with the FDA to define the best path for this technology and consider the opportunity for partnership and licensing, specifically as it relates to the potential eligibility for a priority review voucher in connection with future marketing applications for nomacopan, including as a treatment for pediatric HSCT-TMA.

Following the announcement of Akari’s pipeline prioritization, Akari implemented a reduction-in-force (“RIF”) of approximately 67% of Akari’s total workforce, including members of senior management, as part of an operational restructuring plan to reduce HSCT-TMA related operating costs, while also supporting the execution of Akari’s long-term strategic plan. The RIF may result in unintended consequences and costs, such as the loss of institutional knowledge and expertise, attrition beyond the intended number of employees, decreased morale among Akari’s remaining employees, and the risk that Akari may not achieve the anticipated benefits of the RIF. In addition, while Akari has the key talent necessary to run its operations, Akari may be unsuccessful in distributing the duties and obligations of departed employees among its remaining employees. The RIF could also make it difficult for Akari to pursue, or prevent Akari from pursuing, new opportunities and initiatives due to insufficient personnel, or require Akari to incur additional and unanticipated costs to hire new personnel to pursue such opportunities or initiatives. If Akari is unable to realize the anticipated benefits from the RIF, or if Akari experiences significant adverse consequences from the RIF, Akari’s business, financial condition, and results of operations may be materially adversely affected.

Akari will require additional capital to fund its operations, and if Akari is unable to obtain such capital, Akari will be unable to successfully develop and commercialize any product candidates.

As of June 30, 2024, Akari had cash of approximately $4.2 million. Akari believes it does not have sufficient funds to fund its operations for the next twelve months as of the filing of the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024. Akari will require additional capital in order to develop and commercialize its current product candidates or any product candidates that it acquires, if any. There is no assurance that additional funds will be available when Akari needs them on terms that are acceptable to Akari, or at all. If adequate funds are not available on a timely basis, Akari may be required to terminate or delay development for one or more of its product candidates, which raises substantial doubt about its ability to continue as a going concern. The report from Akari’s U.S. independent registered public accounting firm for Akari’s consolidated financial statements for the year ended December 31, 2023 included an emphasis of matter paragraph expressing substantial doubt about Akari’s ability to continue as a going concern. The inclusion of this going concern emphasis of matter paragraph could materially limit Akari’s ability to raise additional funds through the issuance of equity or debt securities or otherwise.

The amount and timing of any expenditure needed will depend on numerous factors, some of which are outside Akari’s control, including:

•

the type, number, scope, progress, expansion costs, results of and timing of Akari’s preclinical studies and clinical trials of PAS-nomacopan in GA, or any other indications or other product candidates which Akari is pursuing or may choose to pursue in the future as a result of the Merger;

•	the costs associated with completion of the Merger and integration of Peak Bio’s business;

•	the costs of obtaining, maintaining and enforcing Akari’s patents and other intellectual property rights;

•

the costs and timing of obtaining or maintaining manufacturing for PAS-nomacopan for GA, or any other product candidates Akari may pursue following the Merger, including commercial manufacturing if any product candidate is approved;

•	the costs and timing of establishing sales, marketing, and reimbursement capabilities;

•	the costs and timing of enhanced internal controls over financial reporting;

•	the terms and timing of establishing and maintaining collaborations, license agreements and other partnerships;

•	costs associated with any new product candidates that Akari may develop, in-license or acquire;

•	the effect of competing technological and market developments; and

•	the costs associated with being a public company.

Akari has not sold any products, and Akari does not expect to sell or derive revenue from any product sales for the foreseeable future. Akari may seek additional funding through future debt and equity financing, as well as potential additional collaborations or strategic partnerships with other companies or through non-dilutive financings. Additional funding may not be available to Akari on acceptable terms or at all. General market conditions may make it difficult for Akari to seek financing from the capital markets. Akari may be required to relinquish rights to Akari’s technologies or product candidates, or grant licenses on terms that are not favorable to Akari, in order to raise additional funds through alliance, joint venture or licensing arrangements. In addition, the terms of any financing may adversely affect the holdings or the rights of Akari’s shareholders and the issuance of additional shares by Akari, or the possibility of such issuance, may cause the market price of Akari’s shares to decline.

If Akari is unable to obtain funding on a timely basis, Akari will be delayed or unable to complete ongoing and future preclinical studies and future clinical trials for PAS-nomacopan or other product candidates Akari may pursue following the Merger; and Akari may be required to significantly curtail some or all of its activities. Akari also could be required to seek funds through arrangements with collaborative partners or otherwise that may require Akari to relinquish rights to Akari’s product candidates or some of Akari’s technologies or otherwise agree to terms unfavorable to Akari.

Akari may not be able to complete a divestiture or strategic partnership for nomacopan.

Akari has discontinued clinical development of nomacopan in HSCT-TMA and is evaluating strategic partnering options for the product candidate, including divestiture. Akari cannot predict if any such arrangement would be available at all or whether they would be available on commercially reasonable terms. If Akari unable to enter into any such arrangement on acceptable terms or at all, Akari may not be able to generate much, if any, value from this asset.

Future sales and issuances of the ADSs or rights to purchase ADSs and any equity financing that Akari pursues, could result in significant dilution of the percentage ownership of Akari’s shareholders and could cause Akari’s ADS price to fall.

Akari will need to raise additional capital, including the PIPE Investment resulting in net proceeds to Akari of at least $10 million which is required as a condition to close the Merger. In any financing transaction, Akari may sell ordinary shares or ADSs, convertible securities or other equity securities. To the extent that Akari raised additional funds by issuing equity securities, Akari shareholders may experience significant dilution. To the extent that Akari raises additional capital through the sale of equity or convertible debt securities by any other means, existing ownership interests will be diluted. The sale of a substantial number of ADSs, or anticipation of such sales, could cause the trading price of Akari’s ADSs to decline or make it more difficult for Akari to sell equity or equity-related securities in the future at a time and at a price that Akari might otherwise desire.

Risks Related to the Preclinical and Clinical Development and Marketing Authorization of Akari Product Candidates

Akari’s business is dependent on its ability to advance its current and future product candidates through preclinical studies and clinical trials, obtain marketing approval, and ultimately commercialize them.

Although Akari previously conducted clinical trials for nomacopan, all of Akari’s current product candidates are in preclinical development. Akari expects to file an Investigational New Drug (“IND”) application for Akari’s lead product candidate, PAS-nomacopan for the treatment of GA, in 2025. Additionally, Akari is actively engaged in a number of earlier stage discovery programs that may never advance to clinical-stage development. Akari’s ability to generate product revenue, which Akari does not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of Akari’s product candidates, which may never occur. Akari currently generates no revenue from product sales and Akari may never be able to develop or commercialize a marketable product.

Each of Akari’s product candidates will require additional preclinical and/or clinical development, regulatory approval in multiple jurisdictions, obtaining manufacturing supply, capacity and expertise, building a commercial organization, or successfully outsourcing commercialization, substantial investment, and significant marketing efforts before Akari generates any revenue from product sales. Akari’s product candidates must be authorized for marketing by the FDA, or certain other foreign regulatory agencies before Akari may commercialize its product candidates.

The clinical and commercial success of PAS-nomacopan is subject to a number of risks, including the following:

•	Akari may not have sufficient financial and other resources to complete the necessary preclinical studies and clinical trials for PAS-nomacopan and other future product candidates;

•	Akari may be unable to submit an IND application for PAS-nomacopan on its expected timelines; or such IND may not be cleared by the FDA without additional preclinical studies or at all;

•	Akari may not be able to obtain adequate evidence of efficacy and safety for PAS-nomacopan;

•	Akari does not know the degree to which PAS-nomacopan will be adopted by the market, even if approved;

•

in Akari’s clinical programs, Akari may experience difficulty in enrollment, adjustments to clinical trial protocols or the need for additional clinical trial sites, which could delay Akari’s clinical trial progress;

•

Akari’s reliance on a sole manufacturer to supply drug substance and a sole manufacturer to provide drug product formulation of PAS-nomacopan that is being used in Akari preclinical studies or future clinical trials may negatively impact the availability of Akari’s drug product;

•

Akari may encounter disruptions in the supply chain of PAS-nomacopan which could negatively impact Akari’s ability to supply Akari’s drug product to clinical trial sites, delaying future clinical studies;

•

the results of Akari’s clinical trials may not meet the level of statistical or clinical significance required by the FDA, Medicines and Healthcare products Regulatory Agency (“MHRA”), European Medicines Agency’s (“EMA”) or comparable foreign regulatory bodies for marketing approval;

•	patients in Akari’s clinical trials may die or suffer other adverse effects for reasons that may or may not be related to PAS-nomacopan, which could delay or prevent further clinical development;

•	the standards implemented by clinical or regulatory agencies may change at any time;

•

the FDA, MHRA, EMA or comparable foreign regulatory agencies may require efficacy endpoints for a clinical trial that differ from the endpoints of Akari’s current or future trials, which may require Akari to conduct additional clinical trials;

•	the mechanism of action of PAS-nomacopan is complex and Akari does not know the degree to which it will translate into a medical benefit in certain indications; and

•	Akari may not be able to obtain, maintain or enforce Akari’s patents and other intellectual property rights.

Of the large number of drugs in development in the pharmaceutical industry, only a small percentage results in the submission of a new drug application (“NDA”), or biologics license application (“BLA”) to the FDA, or a marketing authorization application (“MAA”) to the EMA and even fewer are approved for commercialization. Furthermore, even if Akari does receive marketing authorization to market PAS-nomacopan, any such approval may be subject to limitations on the indicated uses or patient populations for which Akari may market the product. Accordingly, even if Akari is able to obtain the requisite financing to continue to fund Akari’s development programs, Akari cannot assure that PAS-nomacopan will be successfully developed or commercialized. If Akari or any of its future development partners is unable to develop, or obtain marketing authorization for, or, if approved, successfully commercialize PAS-nomacopan, Akari may not be able to achieve forecasted revenues.

If Akari encounters difficulties enrolling patients in Akari’s future clinical trials, Akari’s clinical development activities could be delayed or otherwise adversely affected.

Akari may not be able to initiate clinical trials required by the FDA, MHRA, EMA or other foreign regulatory agencies for PAS-nomacopan or other future product candidates if Akari is unable to locate and enroll a sufficient number of eligible patients to participate in these clinical trials. Akari will be required to identify and enroll a sufficient number of patients for Akari’s clinical trials of PAS-nomacopan and other future product candidates. To date, Akari has experienced delays in enrollment of patients in Akari’s clinical trials and supply chain issues due in particular to the COVID-19 pandemic for certain of Akari’s past clinical trials, including, without limitation, in Akari’s discontinued bullous pemphigoid (“BP”) clinical program.

Patient enrollment is affected by other factors, including:

•	design of the clinical trial protocol;

•	size and nature of the patient population;

•	eligibility criteria for the trial;

•	perceived risks and benefits of the product candidate under trial;

•	proximity and availability of clinical trial sites for prospective patients;

•	availability of competing therapies and clinical trials;

•	actual or threatened public health emergencies and outbreaks of disease;

•

clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications Akari is investigating;

•	efforts to facilitate timely enrollment in clinical trials;

•	number of specialist physicians that treat patients with these diseases;

•	ability to identify and enroll such patients with a stage of disease appropriate for Akari’s ongoing or future clinical trials;

•	the costs of finding and diagnosing patients;

•	patient referral practices of physicians; and

•	Akari’s ability to monitor patients adequately during and after treatment.

Akari’s inability to enroll a sufficient number of patients for any of Akari’s clinical trials would result in significant delays or may require Akari to abandon one or more clinical trials.

If clinical trials or marketing authorization processes for PAS-nomacopan or any future product candidates are prolonged, delayed or suspended, Akari may be unable to commercialize PAS-nomacopan or any future product candidates on a timely basis.

Akari cannot predict whether it will encounter problems with any of Akari’s future clinical trials that will cause Akari, an institutional review board (“IRB”), or any regulatory authority, to delay or suspend those clinical trials and may negatively impact Akari’s ability to obtain marketing authorization for, and to market and sell, a particular product candidate, including:

•	conditions imposed on Akari by the FDA, MHRA, EMA or another foreign regulatory authority regarding the scope or design of Akari’s clinical trials;

•	failure to conduct the clinical trial in accordance with regulatory requirements or Akari’s clinical protocols;

•	inspection of the clinical trial operations or trial site by the one or more regulatory authorities resulting in the imposition of a clinical hold;

•	failure to demonstrate clinical benefit;

•	changes in governmental regulations or administrative actions;

•	lack of adequate funding to continue or complete the clinical trial;

•

delays in reaching, or filing to reach, agreement on acceptable terms with prospective trial sites and prospective clinical research organizations (“CROs”), the terms of which can be extensively negotiated and may vary significant among different CROs and trial sites;

•	insufficient supply of Akari’s product candidates or other materials necessary to conduct and complete Akari’s clinical trials;

•	slow enrollment and retention rate of subjects in Akari’s clinical trials; and

•	serious or unexpected drug-related side effects related to the product candidate being tested, including side effects that lead one or more regulatory authorities to impose a clinical hold.

Commercialization may be delayed by the imposition of additional conditions on Akari’s clinical trials by the FDA, MHRA, EMA or any other applicable foreign regulatory authority or the requirement of additional supportive studies by the FDA, MHRA, EMA or such foreign regulatory authority.

The efficacy of PAS-nomacopan or any future product candidates may not be known until advanced stages of testing, after Akari has incurred significant product development costs which may not be recoverable.

PAS-nomacopan or any future product candidates may fail to show the desired safety and efficacy at any phase in the clinical development programs. Encouraging efficacy results in animal models of the target indication are no guarantee of success in human clinical trials. Often there is no adequate animal model of a human disease. If PAS-nomacopan or any future product candidates do not demonstrate adequate efficacy in clinical trials, their development may be delayed or terminated, which could have a material adverse effect on Akari’s financial condition and results of operation.

Results of earlier preclinical studies or clinical trials may not be predictive of advancement to the next phase of development.

Completion of preclinical studies or clinical trials does not guarantee that Akari will initiate additional studies or trials for Akari’s product candidates. If further studies or trials are initiated, earlier preclinical studies or clinical trials may not predict the scope and phase of further trials, that these further studies or trials will be completed, or that if these further studies or trials are completed, that the design or results will provide a sufficient basis to apply for or receive marketing authorizations or to commercialize products. Results of clinical trials could be inconclusive, requiring additional or repeat trials. Data obtained from preclinical studies and clinical trials is subject to varying interpretations that could delay, limit or prevent marketing authorization. If the results achieved in Akari’s clinical trials are insufficient to proceed to further trials or to marketing authorization of Akari’s product candidates, Akari could be materially adversely affected. Failure of a clinical trial to achieve its pre-specified primary endpoint generally may require Akari to undertake additional studies or trials if Akari determines to continue development of the product candidate, may reduce the timely development of and marketing authorization to market the product candidate, and may decrease the chances for successfully achieving the primary endpoint in scientifically similar indications.

Interim, initial, or preliminary results from Akari’s clinical trials that Akari announces or publishes from time to time may change (e.g. from positive safety or efficacy results to poor or negative safety or efficacy results) as more patient data become available and are subject to additional audit, validation and verification procedures that could result in material changes in the final data.

From time to time, Akari may publish or present interim, initial, or preliminary data, including interim top-line results or initial or preliminary results from Akari’s clinical trials. Any interim, initial or preliminary data and other results from Akari’s clinical trials may materially change as more patient data become available. Preliminary, initial, interim or top-line results also remain subject to audit, validation and verification procedures that may result in the final data being materially different from the interim, initial or preliminary data Akari previously published. As a result, interim, initial or preliminary data may not be predictive of final results and should be viewed with caution until the final data are available. Akari may also arrive at different conclusions, or considerations may qualify such results, once Akari has received and fully evaluated additional data. Differences between preliminary, initial or interim data and final data could adversely affect Akari’s business.

There is a high failure rate for drugs and biologics proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical development even after achieving promising results in earlier studies, and Akari cannot be certain that Akari will not face similar setbacks. Many drugs have failed to replicate efficacy and safety results in larger or more complex later stage trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain regulatory approval. If Akari fails to produce positive results in Akari’s ongoing and future preclinical studies and future clinical trials, the development timeline and regulatory approval and commercialization prospects for Akari’s product candidates, and, correspondingly, Akari’s business and financial prospects, may be materially adversely affected.

Long-term animal toxicity and long-term human safety studies of PAS-nomacopan could demonstrate that the administration of PAS-nomacopan results in serious adverse events.

While Akari has conducted toxicity studies evaluating PAS-nomacopan in certain animals with no observed adverse effect at the highest dose tested, Akari intends to conduct further long-term animal toxicity studies, potentially including reproductive and carcinogenicity studies, and will continue to collect safety data from ongoing and future clinical studies. Such studies may show that PAS-nomacopan results in serious adverse events or other adverse events. If animal toxicity and human safety studies do not yield favorable results, Akari may be required to abandon its development of PAS-nomacopan, which could have a material adverse effect on Akari’s financial condition, including Akari’s ability to generate forecasted revenues.

Chronic dosing of patients with PAS-nomacopan for GA could lead to an immune response that causes adverse reactions or impairs the activity of the drug.

There is a risk that chronic dosing of patients with PAS-nomacopan may lead to an immune response that causes adverse reactions or impairs the activity of the drug. Patients may develop an allergic reaction to the drug and/or develop antibodies directed at the drug. Impaired drug activity could be caused by neutralization of the drug’s inhibitory activity or by an increased rate of clearance of the drug from circulation.

PAS-nomacopan has a secondary binding site that sequesters leukotriene B4 (“LTB4”). LTB4 synthesis from arachidonic acid can be induced by a variety of triggers including terminal complement activation. LTB4 is a pro-inflammatory mediator that attracts and activates white blood cells at the area of inflammation. LTB4 inhibition may lead to positive anti-inflammatory benefits, but like other drugs with immune modulating properties may increase the risk of infection. However, a particular risk of infection associated with inhibition of LTB4 has not been identified and the only marketed drug which inhibits leukotrienes including LTB4, does not carry a warning of elevated infection risk on its label.

Any immune response that causes adverse reactions or impairs the activity of the drug could cause a delay in or termination of Akari’s development of PAS-nomacopan, which would have a material adverse effect on Akari’s financial condition and results of operation.

If PAS-nomacopan is not convenient for patients to use, then Akari might be prevented from successful commercialization.

PAS-nomacopan may require cold storage prior to use. If the drug product is not stable at temperatures of between four and eight degrees Celsius, then the drug product may need to be defrosted before use, which clinicians dosing patients could view as inconvenient, causing sales to not achieve forecasts. In addition, if PAS-nomacopan shows a lack of long-term stability at low storage temperatures, this may negatively impact Akari’s ability to manage the commercial supply chain, which could result in Akari having to refund customers or replace products that are unstable, which could materially increase Akari’s costs and have a material adverse effect on Akari’s financial condition and results of operation.

Because PAS-nomacopan has not yet received marketing authorization, it is difficult to predict the time and cost of development and Akari’s ability to successfully complete clinical development and obtain the necessary marketing authorizations for commercialization.

PAS-nomacopan has not yet received marketing authorization for the treatment of any indications, and unexpected problems may arise that could cause Akari to delay, suspend or terminate Akari’s development efforts. To date, we have not yet begun clinical trials for PAS-nomacopan, which will be required to obtain marketing authorization and the long-term safety consequences of PAS-nomacopan is not known. Marketing authorization of product candidates such as PAS-nomacopan can be more expensive and take longer than approval of previously approved products.

Akari has obtained orphan drug designation for nomacopan in the United States for the use in BP, PNH, GBS and HSCT-TMA and in the EU for GBS, PNH, and BP, but Akari may be unable to maintain the benefits associated with orphan drug designation or obtain orphan drug exclusivity upon potential approval of nomacopan in one or more of these orphan indications.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Although Akari has received orphan drug designation for nomacopan in GBS, paroxysmal nocturnal hemoglobinuria (“PNH”), BP and HSCT-TMA and may in the future seek orphan product designation for nomacopan in further indications or for other future product candidates, Akari may never receive such additional designations and Akari is not currently pursuing a clinical development program targeting BP, GBS, PNH or HSCT-TMA.

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a BLA, to market the same biologic for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan product exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Even if Akari were to obtain orphan drug designation for nomacopan or other future product candidates for a particular indication, Akari may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing biological products. If Akari does obtain exclusive marketing rights in the United States, they may be limited if Akari seeks approval for an indication broader than the orphan designated indication, and may be lost if the FDA later determines that the request for designation was materially defective or if Akari is unable to assure sufficient quantities of the product to meet the needs of the relevant patients. Further, exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve a drug with the same active moiety for the same condition if the FDA concludes that the later drug is safer, more effective, or makes a major contribution to patient care.

In the EU, where a marketing authorization in respect of an orphan medicinal product is granted, the EMA and the EU Member States shall not, for a period of 10 years, accept another application for a marketing authorization, or grant a marketing authorization or accept an application to extend an existing marketing authorization, for the same therapeutic indication, in respect of a similar medicinal product. A marketing authorization may be granted, for the same therapeutic indication, to a similar medicinal product if: (i) the holder of the marketing authorization for the original orphan medicinal product has given his consent to the second applicant; (ii) the holder of the marketing authorization for the original orphan medicinal product is unable to supply sufficient quantities of the medicinal product; or (iii) the second applicant can establish in the application that the second medicinal product, although similar to the orphan medicinal product already authorized, is safer, more effective or otherwise clinically superior. The European Union’s April 2023 draft legislative proposal is under review, including by the European Parliament and European Council but, if implemented in due course, may mean that orphan medicines have reduced marketing exclusivity.

The receipt of orphan drug designation status does not change the regulatory requirements or process for obtaining marketing approval and orphan drug designation does not mean that marketing approval will be granted.

Akari has obtained fast track designation from the FDA for nomacopan for the treatment of HSCT-TMA, and may seek such designation in other indications or for PAS-nomacopan or other future product candidates. Such designation or a similar designation from other national or international regulatory agencies, may not lead to a faster development or regulatory review or approval process, and may not result in nomacopan or any other product candidates receiving marketing approval.

Akari has obtained fast track designation from the FDA for nomacopan for the treatment of HSCT-TMA; however Akari is not currently pursuing a clinical development trial targeting HSCT-TMA. Akari may seek fast track designation or a breakthrough therapy for nomacopan in other indications, PAS-nomacopan or other future product candidates. A breakthrough therapy is defined as a product that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. Designation as a breakthrough therapy is within the discretion of the FDA. Receipt of a breakthrough therapy designation for any product candidates may not result in a faster development process, review or approval compared to products considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if a product candidate qualifies as a breakthrough therapy, the FDA may later decide that it no longer meets the conditions for qualification.

Even if Akari obtains FDA approval of PAS-nomacopan or any other future product candidates, Akari or Akari’s partners may never obtain approval or commercialize Akari’s product candidates outside of the United States and, conversely, even if Akari obtains marketing authorization of PAS-nomacopan or any other future product candidates in the EU, Akari or Akari’s partners may never obtain approval or commercialize Akari’s product candidates outside the EU.

In order to market any products in a country, Akari must establish and comply with numerous and varying regulatory requirements regarding clinical trial design, safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and marketing authorization in one country does not mean that marketing authorization will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking marketing authorizations in other countries could result in significant delays, difficulties and costs for Akari, and may require additional preclinical studies or clinical trials, which could be costly and time consuming and could delay or prevent introduction of PAS-nomacopan or any other future product candidates in those countries. Akari relies on contract research organizations to run Akari’s clinical trials and on regulatory consultants for experience in obtaining marketing authorization in international markets. If Akari or Akari’s partners fail to comply with regulatory requirements or to obtain and maintain required approvals, Akari’s target market may be reduced and Akari’s ability to realize the forecasted revenues of any approved products may be harmed.

If Akari or Akari’s partners market products in a manner that violates fraud and abuse and other healthcare laws, or if Akari or they violate government price reporting laws, Akari or Akari’s partners may be subject to administrative civil and/or criminal penalties.

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal healthcare laws, including those commonly referred to as “fraud and abuse” laws have been applied in recent years to restrict certain marketing practices in the pharmaceutical industry. These laws include, among others, false claims and anti-kickback statutes. At such time, if ever, as Akari or any of Akari’s partners market any of Akari’s future approved products, it is possible that some of the business activities of Akari and/or Akari’s partners could be subject to challenge under one or more of these laws.

Federal false claims, false statements and civil monetary penalties laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or to get a false claim paid. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Although there are several statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution, they are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor.

In addition, Akari and/or Akari’s partners may be subject to data privacy and security regulation, including Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”) and their respective implementing regulations, which impose specified requirements relating to the privacy, security and transmission of individually identifiable health information.

Most states also have statutes or regulations similar to these federal laws, which may apply to items such as pharmaceutical products and services reimbursed by private insurers. Akari and/or Akari’s partners may be subject to administrative, civil and criminal sanctions for violations of any of these federal and state laws.

Akari’s employees, principal investigators, consultants, commercial partners or vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards.

Akari is also exposed to the risk of employees, independent contractors, principal investigators, consultants, commercial partners or vendors engaging in fraud or other misconduct. Misconduct by employees, independent contractors, principal investigators, consultants, commercial partners and vendors could include intentional failures to comply with United Kingdom (“UK”) or European Union (“EU”) regulations, to provide accurate information to the UK, EMA or EU Member States authorities or to comply with manufacturing or quality standards Akari has or will have established. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices such as promotion of products by medical practitioners. Of general application are the European Anti-Fraud Office Regulation 883/2013, and the UK Bribery Act 2010. Under the latter, a commercial organization can be guilty of the offence if the bribery is carried out by an employee, agent, subsidiary, or another third-party, and the location of the third-party is irrelevant to the prosecution. The advertising of medicinal products in the EU is regulated by Title VIII of European Directive 2001/83/EC. The corresponding UK legislation is Part 14 of the Human Medicines Regulations 2012 (S.I. 2012/1916 as amended). Such laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and serious and irreparable harm to Akari’s reputation.

This could also apply with respect to data privacy. In the EU, the General Data Protection Regulation (EU) 2016/679 (“GDPR”) lays down the legal framework for data protection and privacy. The GDPR applies directly in EU Member States and applies to companies with an establishment in the European Economic Area (the “EEA”) and to certain other companies not in the EEA that offer or provide goods or services to individuals located in the EEA or monitor the behavior of individuals located in the EEA. Since January 1, 2021, the UK is not part of the EU. In the UK, the GDPR has been converted into UK domestic law, pursuant to the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 (as amended), which makes some minor technical amendments to ensure the GDPR is operable in the UK (“UK GDPR”). The UK GDPR is also supplemented by the Data Protection Act 2018. UK and EU data protection law is therefore aligned. The GDPR and UK GDPR implement stringent operational requirements for controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, increased requirements pertaining to health data and pseudonymized (i.e., key-coded) data, increased cyber security requirements, mandatory data breach notification requirements and higher standards for controllers to demonstrate that they have obtained a valid legal basis for certain data processing activities. The activities of data processors are being regulated for the first time, and require companies undertaking processing activities to offer certain guarantees in relation to the security of such processing and the handling of personal data. Contracts with data processors will also need to be updated to include certain terms prescribed by the GDPR, and negotiating such updates may not be fully successful in all cases. The GDPR provides that EU Member States may make their own further laws and regulations in relation to the processing of genetic, biometric or health data, which could result in differences between Member States, limit Akari’s ability to use and share personal data or could cause Akari’s costs to increase, and harm Akari’s business and financial condition. Akari is also subject to evolving and strict rules on the transfer of personal data out of the EU and UK to the United States, under both the GDPR and the UK GDPR. Under the GDPR personal data cannot be transferred to a third country (i.e. outside of the EEA or UK, as applicable) unless certain safeguards are in place. These include, for example, where the transfer is to a country that the EU Commission has deemed “adequate” or where EU standard contractual clauses have been implemented. Further prospective revision of the Directive on privacy and electronic communications (Directive 2002/58/EC) (“ePrivacy Directive”) may affect Akari’s marketing communications. Failure to comply with EU laws, including failure under the GDPR and UK GDPR, Data Protection Act 2018, ePrivacy Directive and other laws relating to the security of personal data may result in fines up to €20,000,000 (or £17,500,000 under the UK GDPR) or up to 4% of the total worldwide annual turnover of the preceding financial year, if greater, and other administrative penalties including criminal liability, which may be onerous and adversely affect Akari’s business, financial condition, results of operations and prospects. Failure to comply with the GDPR and related laws may also give risk to increase risk of private actions from data subjects and consumer not-for-profit organizations, including a new form of class action that is available under the GDPR. Compliance with the GDPR and UK GDPR requires a rigorous and time-intensive process that may increase Akari’s cost of doing business or require Akari to change Akari’s business practices, and despite those efforts, there is a risk that Akari may be subject to the aforementioned fines and penalties, litigation, and reputational harm in connection with any European activities.

The UK is treated as a third country (for the purposes of data transfers). On June 28, 2021, the EU Commission published two adequacy decisions in respect of transfers under EU GDPR and the Law Enforcement Directive stating that the UK provides adequate protection for personal data transferred from the EU to the UK under EU GDPR. The adequacy decision is expected to last until June 27, 2025 but may end earlier, for example if an EU data subject or EU data protection authority challenges the adequacy decisions. In such a case, the Court of Justice of the European Union would need to determine whether the UK provides essentially equivalent protection.

The UK government has confirmed that the EEA is adequate, and so all transfers of personal data from the UK to the EEA will continue to be unrestricted after July 1, 2021.

The UK has issued a consultation with respect to future changes to data protection law. There is risk that in the event UK and EU data protection law diverges, that the adequacy decisions may come to an end. If this occurs, there will be cost implication due to dual compliance requirements and costs with respect to international data transfers.

It is not always possible to identify and deter misconduct by employees or other parties. The precautions Akari takes to detect and prevent this activity may not protect Akari from legal or regulatory action resulting from a failure to comply with applicable laws or regulations. Misconduct by Akari’s employees, principal investigators, consultants, commercial partners or vendors could result in significant financial penalties, criminal sanctions and thus have a material adverse effect on Akari’s business, including through the imposition of significant fines or other sanctions, and Akari’s reputation.

Risks Related to Akari’s Intellectual Property

Akari’s success depends in part on Akari’s ability to protect Akari’s intellectual property and Akari’s proprietary technologies.

Akari’s commercial success depends in part on Akari’s ability to obtain and maintain patent protection and trade secret protection in the U.S. and other countries for Akari’s product candidates, proprietary technologies, and their uses as well as Akari’s ability to operate without infringing upon the proprietary rights of others. Akari can provide no assurance that Akari’s patent applications or those of Akari’s licensors will result in additional patents being issued or that issued patents will afford sufficient protection against competitors with similar technologies, nor can there be any assurance that the patents issued will not be infringed, designed around or invalidated by third parties. Even issued patents may later be found unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for Akari’s proprietary rights is uncertain. Only limited protection may be available and may not adequately protect Akari’s rights or permit Akari to gain or keep competitive advantage. Akari has issued method-of-use patents in the United States and other countries for methods of treatment of various specific indications using PAS-nomacopan, but Akari cannot be certain that the claims in Akari’s issued patents will not be found invalid or unenforceable if challenged. Akari cannot be certain that the claims in any patent applications covering methods of using Akari’s product candidates that are pending, or that Akari may file, will be considered patentable by the United States Patent and Trademark Office (the “USPTO”) and courts in the United States or by the patent offices and courts in foreign countries, nor can Akari be certain that the claims in Akari’s issued patents will not be found invalid or unenforceable if challenged. Method-of-use patents protect the use of a product for the specified method or for treatment of a particular indication. This type of patent may not be enforced against competitors making and marketing a product that has the same active pharmaceutical ingredient for use in a method not claimed by the patent. Moreover, even if competitors do not actively promote their product for Akari’s targeted indications, physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method-of-use patents, the practice is common and such infringement may be difficult to prevent or prosecute. Even if any patent applications that Akari may file relating to specific formulations of Akari’s product candidates issue as patents, formulation patents protect a specific formulation of a product and may not be enforced against competitors making and marketing a product that has the same active pharmaceutical ingredient in a different formulation.

Akari’s issued patents for methods using PAS-nomacopan are expected to expire at various dates from September 5, 2026 to April 20, 2038 (excluding any patent term adjustment or potential patent term extension). Akari’s pending patent applications for methods using PAS-nomacopan, if issued, are expected to expire at various dates from September 10, 2027 up to March 4, 2040 (excluding any potential patent term adjustment or extension).

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that Akari or any of Akari’s future development partners will be successful in protecting Akari’s product candidates by obtaining and defending patents. These risks and uncertainties include the following:

•

the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case;

•	patent applications may not result in any patents being issued;

•	patents that may be issued or in-licensed may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

•

patents have a finite term and thus may expire before the technologies they protect are approved or marketed and thus may not provide any competitive advantage. For example, issued method-of-use patents for the PAS-nomacopan product candidate will expire in at various dates from September 5, 2026 to April 20, 2038 (excluding any patent term adjustment or extension);

•

Akari’s competitors, many of whom have substantially greater resources and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or eliminate Akari’s ability to make, use, and sell Akari’s potential product candidates;

•

there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns;

•

countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates; and

•

some countries in Europe and China have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If Akari, or any of Akari’s licensors, are forced to grant a license to third parties with respect to any patents relevant to Akari’s business, Akari’s competitive position may be impaired and Akari’s business, financial condition and results of operations may be adversely affected.

In addition, Akari relies on the protection of Akari’s trade secrets and proprietary know-how. Although Akari have taken steps to protect Akari’s trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors, Akari cannot provide any assurances that all such agreements have been duly executed, and third parties may still obtain this information or may come upon this or similar information independently. Enforcing a claim that a third party obtained illegally and is using trade secrets and/or proprietary know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction. Additionally, if the steps taken to maintain Akari’s trade secrets are deemed inadequate, Akari may have insufficient recourse against third parties for misappropriating its trade secrets. If any of these events occurs or if Akari otherwise loses protection for Akari’s trade secrets or proprietary know-how, Akari’s business may be harmed.

Others may claim an ownership interest in Akari’s intellectual property, which could expose it to litigation and have a significant adverse effect on its prospects.

A third party may claim an ownership interest in one or more of Akari’s patents or other intellectual property. A third party could bring legal actions against Akari and seek monetary damages and/or enjoin clinical testing, manufacturing and marketing of the affected product or products. Akari cannot guarantee that a third-party will not assert a claim or an interest in any of such patents or intellectual property. If Akari becomes involved in any litigation, it could consume a substantial portion of Akari’s resources, and cause a significant diversion of effort by Akari’s technical and management personnel. If any of these actions are successful, in addition to any potential liability for damages, Akari could be required to obtain a license to continue to manufacture or market the affected product, in which case Akari may be required to pay substantial royalties or grant cross-licenses to Akari’s patents. Akari cannot, however, assure you that any such license will be available on acceptable terms, if at all. Ultimately, Akari could be prevented from commercializing a product, or be forced to cease some aspect of Akari’s business operations as a result of claims of patent infringement or violation of other IP rights, Further, the outcome of IP litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of the adverse party. This is especially true in IP cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Ultimately, there is no guarantee that courts or patent offices in the U.S. and abroad will rule in Akari’s favor.

Changes in patent laws or patent jurisprudence could diminish the value of Akari’s patents, thereby impairing Akari’s ability to protect Akari’s products or product candidates.

As is the case with other biopharmaceutical companies, Akari’s success if heavily dependent on intellectual property, particularly patents. Obtaining and exploiting patents in the biopharmaceutical industry involve both technological and legal complexity. Therefore, obtaining and exploiting biopharmaceutical patents is costly, time-consuming and inherently uncertain. For example, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. These rulings have created uncertainty with respect to the validity and enforceability of patents, even once obtained. Depending on future actions and decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office, the laws and regulations governing patents could change in unpredictable ways that could weaken Akari’s ability to obtain new patents or to enforce Akari’s existing patents and patents that Akari may obtain in the future.

Risks Related to Akari’s Business Operations

Akari currently have no marketing, sales or distribution infrastructure with respect to PAS-nomacopan or other product candidates Akari may pursue following the Merger. If Akari is unable to develop Akari’s sales, marketing and distribution capability on Akari’s own or through collaborations with partners, Akari may not be successful in commercializing any approved drugs.

Akari currently has no marketing, sales or distribution capabilities. If PAS-nomacopan or other product candidates Akari may pursue in the future are approved, Akari intends either to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize nomacopan, or to outsource this function to a third party. Either of these options could be expensive and time-consuming. Some of these costs may be incurred in advance of any approval of PAS-nomacopan or other product candidates. In addition, Akari may not be able to hire a commercial team in the United States or other target market that is sufficient in size or has adequate expertise in the medical institutions that Akari intends to target. Any failure or delay in the development of Akari’s or third parties’ internal sales, marketing and distribution capabilities could adversely impact the commercialization of PAS-nomacopan and/or other future product candidates, if and when approved by the FDA.

With respect to Akari’s existing and future product candidates, Akari may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment or to serve as an alternative to Akari’s own sales force and distribution capabilities. Any future product revenue may be lower than if Akari directly marketed or sold Akari’s approved products. In addition, any revenue Akari receives will depend in whole or in part upon the efforts of these third parties, which may not be successful. If Akari is unable to enter into these arrangements on acceptable terms or at all, Akari may not be able to successfully commercialize Akari’s approved products. If Akari is not successful in commercializing Akari’s approved products, Akari’s future product revenue will suffer and Akari may incur significant losses.

Akari only has a limited number of employees to manage and operate Akari’s business.

As of August 9, 2024, Akari had seven employees, six of which are full-time. Akari’s limited financial resources have led Akari to focus on the development of nomacopan and to manage and operate Akari’s business in a highly efficient manner. Akari cannot make assurances that Akari will be able to hire and/or retain adequate staffing levels to develop PAS-nomacopan or other product candidates we may pursue following the Merger or run Akari’s operations and/or to accomplish all of the objectives that Akari otherwise would seek to accomplish.

Akari’s industry is highly competitive, and Akari’s product candidates may become obsolete.

Akari is engaged in a rapidly evolving field. Competition from other pharmaceutical companies, biotechnology companies and research and academic institutions is intense and likely to increase. Many of those companies and institutions have substantially greater financial, technical and human resources than Akari. Those companies and institutions also have substantially greater experience in developing products, conducting clinical trials, obtaining marketing authorization and in manufacturing and marketing biologic products. Akari’s competitors may succeed in obtaining marketing authorization for their products more rapidly than Akari does. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. Akari’s competitors may succeed in developing products that are more effective than those Akari is developing, or that would render Akari’s product candidates less competitive or even obsolete. In addition, one or more of Akari’s competitors may achieve product commercialization or patent protection, which could materially adversely affect Akari’s business.

If physicians and patients do not adopt Akari’s future products or if the market size for indications for which any product candidate is approved is smaller than expected, Akari may be unable to achieve forecasted revenues, if any.

Even if any of Akari’s product candidates obtain marketing authorization, they may not gain market acceptance among physicians, patients, or third-party payers. Physicians may decide not to recommend Akari’s treatments for a variety of reasons including:

•	timing of market introduction of competitive products;

•	demonstration of clinical safety and efficacy;

•	cost-effectiveness;

•	limited or no coverage by third-party payers;

•	convenience and ease of administration;

•	prevalence and severity of adverse side effects;

•	restrictions in the label of the drug;

•	availability of alternative treatments in clinical trials;

•	understanding of the drug;

•	other potential advantages of alternative treatment methods; and

•	ineffective marketing and distribution capabilities.

If any of Akari’s product candidates are approved, but fail to achieve market acceptance or such market is smaller than anticipated, Akari may not be able to achieve forecasted revenues, if any.

Akari may be subject to healthcare laws and regulations, and health information privacy and security laws, which could expose Akari to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and others will play a primary role in the recommendation and prescription of Akari’s product candidates, if approved. Akari’s future arrangements with third-party payors will expose

Akari broadly to applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which Akari markets, sell and distribute Akari’s product candidates, if Akari obtains marketing approval. In addition, Akari may be subject to patient privacy regulation by both the federal government and the states or other countries in which Akari conducts Akari’s business. For more information, see the section of this of this Joint Proxy Statement/Prospectus titled “Business of Akari – U.S. Healthcare Reform and Other U.S. Healthcare Laws.”

Ensuring that Akari’s future business arrangements with third parties comply with applicable healthcare laws and regulations could be costly. It is possible that governmental authorities will conclude that Akari’s business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Akari’s operations, including anticipated activities to be conducted by Akari’s sales team, were found to be in violation of any of these laws or any other governmental regulations that may apply to Akari, Akari may be subject to significant civil, criminal and administrative penalties, damages, fines and exclusion from government funded healthcare programs, such as Medicare and Medicaid, any of which could substantially disrupt Akari’s operations and would materially adversely affect Akari’s business, financial condition and results of operations. If any of the physicians or other providers or entities with whom Akari expects to do business is found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs, which could have a material adverse effect on Akari’s business, results of operations, financial condition and prospects.

Healthcare reform legislation, including potentially unfavorable pricing regulations or other healthcare reform initiatives may increase the difficulty and cost for Akari to obtain marketing approval of and commercialize Akari’s product candidates.

The commercial potential for Akari’s product candidates, if any, could be affected by changes in healthcare spending and policy in the United States and abroad. Akari operates in a highly regulated industry. New laws, regulations or judicial decisions or new interpretations of existing laws, regulations or decisions, related to healthcare availability, the method of delivery or payment for healthcare products and services could adversely affect Akari’s business, operations and financial condition. The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that may affect Akari’s ability to profitably sell Akari’s product and product candidates, if approved. The United States government, state legislatures and foreign governments also have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. The pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. Previously, in March 2010, the PPACA was enacted, which was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Healthcare reform initiatives recently culminated in the enactment of the IRA, which, among other things, allows HHS to directly negotiate the ceiling price of a statutorily specified number of drugs and biologic each year that receive reimbursement under Medicare Part B and Part D, requires the payment of rebates on Medicare Part B and Part D drugs whose prices have increased at a rate faster than the rate of inflation, and redesign the Medicare Part D cost sharing structure, including revising manufacturer financial liability for covered products. For more information, see the section of this of this Joint Proxy Statement/Prospectus titled “Business of Akari – U.S. Healthcare Reform and Other U.S. Healthcare Laws.”

Akari expects that additional federal, state and foreign healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in limited coverage and reimbursement and reduced demand for Akari’s products, once approved, or additional pricing pressures.

Future changes associated with pharmaceutical product or drug reimbursement policies may adversely affect Akari’s business.

Market acceptance and sales of any one or more of Akari’s products will depend in part on reimbursement policies and may be affected by future healthcare reform measures in the United States and in foreign jurisdictions. Government authorities and third-party payers, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time consuming and costly process that could require Akari to provide supporting scientific, clinical, and cost-effectiveness data for the use of Akari’s products to the payor. Akari may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. Akari cannot be certain that reimbursement will be available for any of Akari’s approved drugs, if any. Also, Akari cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for, any future products. The insurance coverage and reimbursement status of newly-approved products is particularly uncertain, and failure to obtain or maintain adequate coverage and reimbursement for PAS-nomacopan or any other product candidates we may pursue following the Merger could limit Akari’s ability to generate revenue.

The United States and several foreign jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect Akari’s ability to sell future products profitably. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts. Akari may experience pricing pressures in connection with the sale of any products that Akari develops due to the trend toward managed healthcare, increasing influence of health maintenance organizations and additional legislative proposals. See the section of this of this Joint Proxy Statement/Prospectus titled “Business of Akari – Pharmaceutical Pricing and Reimbursement.”

If product liability lawsuits are successfully brought against Akari or any of Akari’s partners, Akari may incur substantial liabilities and may be required to limit commercialization of any approved products.

Akari faces an inherent risk of product liability lawsuits related to the testing of Akari’s product candidates in seriously ill patients and may face an even greater risk if product candidates are approved by regulatory authorities and introduced commercially. Product liability claims may be brought against Akari or Akari’s partners by participants enrolled in any of Akari’s future clinical trials, patients, health care providers or others using, administering or selling any of Akari’s future approved products. If Akari cannot successfully defend itself against any such claims, Akari may incur substantial liabilities, which may result in:

•	decreased demand for any of Akari’s future approved products;

•	injury to Akari’s reputation;

•	withdrawal of clinical trial participants;

•	termination of clinical trial sites or entire trial programs;

•	significant litigation costs;

•	substantial monetary awards to or costly settlements with patients or other claimants;

•	product recalls or a change in the indications for which they may be used;

•	loss of revenue;

•	diversion of management and scientific resources from Akari’s business operations; and

•	the inability to commercialize any approved drugs.

Although Akari currently carries clinical trial insurance, the amount of such insurance coverage may not be adequate. In addition, Akari will need to obtain more comprehensive insurance and increase Akari’s insurance coverage when Akari begins the commercialization of any approved drugs. Insurance coverage is becoming increasingly expensive. As a result, Akari may be unable to maintain or obtain sufficient insurance at a reasonable cost to protect Akari against losses that could have a material adverse effect on Akari’s business.

Akari enters into various contracts in the normal course of Akari’s business in which Akari indemnifies the other party to the contract. In the event Akari has to perform under these indemnification provisions, it could have a material adverse effect on Akari’s business, financial condition and results of operations.

In the normal course of business, Akari periodically enters into academic, commercial, service, collaboration, licensing, consulting, investor relations and other agreements that contain indemnification provisions. With respect to Akari’s academic and other research agreements, Akari typically indemnifies the institution and related parties from losses arising from claims relating to the products, processes or services made, used, sold or performed pursuant to the agreements for which Akari has secured licenses, and from claims arising from Akari’s or Akari’s sublicensees’ exercise of rights under the agreement. With respect to Akari’s commercial agreements, Akari may be required to indemnify Akari’s vendors from any third-party product liability claims that could result from the production, use or consumption of the product, as well as for alleged infringements of any patent or other intellectual property right by a third party. With respect to investor relations agreements, Akari may indemnify the counterparty for losses resulting from Akari’s negligence or Akari’s supply of inaccurate information.

Should Akari’s obligation under an indemnification provision exceed applicable insurance coverage or if Akari is denied insurance coverage, Akari’s business, financial condition and results of operations could be adversely affected. Similarly, if Akari is relying on a collaborator to indemnify Akari and the collaborator is denied insurance coverage or the indemnification obligation exceeds the applicable insurance coverage and does not have other assets available to indemnify Akari, Akari’s business, financial condition and results of operations could be adversely affected.

Akari’s business and operations could suffer in the event of computer system failures or security breaches.

Despite the implementation of security measures, Akari’s internal computer systems, and those of Akari’s CROs and other third parties on which Akari relies, are vulnerable to damage from computer viruses, unauthorized access, cyber-attacks, natural disasters, fire, terrorism, war, and telecommunication and electrical failures. If such an event were to occur and interrupt Akari’s operations, it could result in a material disruption of Akari’s drug development programs. For example, the loss of clinical trial data could result in delays in Akari’s marketing authorization efforts and significantly increase Akari’s costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to Akari’s data or applications, loss of trade secrets or inappropriate disclosure of confidential or proprietary information, including protected health information or personal data of employees or former employees, access to Akari’s clinical data, or disruption of the manufacturing process, Akari could incur liability and the further development of Akari’s drug candidates could be delayed. Akari may also be vulnerable to cyber-attacks by hackers or other malfeasance. This type of breach of Akari’s cybersecurity may compromise Akari’s confidential information and/or Akari’s financial information and adversely affect Akari’s business or result in legal proceedings. If security breaches result in the loss of clinical trial data or other confidential information, Akari may be the subject of legal proceedings and suffer financial and reputational damage. Further, these cybersecurity breaches may inflict reputational harm upon Akari that may result in decreased market value and erode public trust.

Akari or the third parties upon whom Akari depends may be adversely affected by natural disasters and/or health epidemics and pandemics, and Akari’s business continuity and disaster recovery plans may not adequately protect Akari from natural disasters and/or health epidemics and pandemics.

Natural disasters could severely disrupt Akari’s operations, and have a material adverse effect on Akari’s business, results of operations, financial condition and prospects. If a natural disaster, power outage, health epidemics or other event occurred that prevented Akari from using all or a significant portion of Akari’s office, that damaged critical infrastructure, such as the manufacturing facilities of Akari’s third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for Akari to continue Akari’s business for a substantial period of time. As the global supply chain continues to see disruptions, there is higher risk for continued labor shortages, reduced labor capacity at supplier and third-party manufacturers, increased raw material costs and delays in production of Akari’s product candidates that will adversely impact Akari’s business. The extent to which the global supply chain disruptions may continue to impact Akari’s results of operations, including the long-term nature of the impact, depends on numerous evolving factors, which are highly uncertain and difficult to predict.

Public health pandemics, epidemics or outbreaks could adversely impact Akari’s business. Pandemics can adversely impact Akari’s business as a result of disruptions, such as travel bans, quarantines, staffing shortages, and interruptions to access the trial sites and supply chains, which could result in material delays and complications with respect to Akari’s research and development programs and clinical trials.

If Akari fails to develop and commercialize other product candidates, Akari may be unable to generate revenues.

Although the development and commercialization of nomacopan has been Akari’s primary focus, following Akari’s pipeline prioritization and the proposed Merger, Akari intends to focus on the development of PAS-nomacopan and pursue additional product candidates within Peak Bio’s ADC platform technology. Additionally, as part of Akari’s longer-term growth strategy, Akari may evaluate the development and commercialization of other therapies for the treatment of autoimmune, inflammatory or other diseases. Akari may from time to time evaluate internal opportunities from Akari’s current product candidates, and also may choose to in-license or acquire other product candidates as well as commercial products to treat patients suffering from immune-mediated, orphan or other disorders with high unmet medical needs and limited treatment options. These other product candidates may require additional, time-consuming development efforts prior to commercial sale, including preclinical studies, clinical trials and marketing approval by the FDA, MHRA, EMA and/or applicable foreign regulatory authorities. All product candidates are prone to the risks of failure that are inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, Akari cannot assure you that any such products that are approved will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace or be more effective than commercially available alternatives, if any.

Akari’s business could suffer if Akari is unable to attract and retain key employees.

Akari’s success depends upon the continued service and performance of Akari’s senior management and other key personnel. The loss of the services of these personnel could delay or prevent the successful completion of Akari’s preclinical studies, future clinical trials or the commercialization of Akari’s therapeutic candidates or otherwise affect Akari’s ability to manage Akari effectively and to carry out Akari’s business plan. Akari does not maintain key-man life insurance. Although Akari has entered into employment agreements with all of the members of Akari’s senior management team, members of Akari’s senior management team may resign at any time. High demand exists for senior management and other key personnel in the biopharmaceutical industry. There can be no assurance that Akari will be able to continue to attract and retain such personnel.

Akari’s growth and success also depend on Akari’s ability to attract and retain additional highly qualified scientific, clinical, technical, sales, managerial and finance personnel. Akari is currently conducting a search for a permanent Chief Executive Officer. Akari experiences intense competition for qualified personnel, and the existence of non-competition agreements between prospective employees and their former employers may prevent Akari from hiring those individuals or subject Akari to suit from their former employers. In addition, if Akari elects to independently commercialize any approved drug, Akari will need to expand Akari’s marketing and sales capabilities. While Akari attempts to provide competitive compensation packages to attract and retain key personnel, many of Akari’s competitors are likely to have greater resources and more experience than Akari has, making it difficult for Akari to compete successfully for key personnel. If Akari cannot attract and retain sufficiently qualified technical employees on acceptable terms, Akari may not be able to develop and commercialize products. Further, any failure to effectively integrate new personnel could prevent Akari from successfully growing Akari.

Environmental, social and corporate governance (“ESG”) issues, including those related to climate change and sustainability, may have an adverse effect on Akari’s business, financial condition and results of operations and damage Akari’s reputation.

There is an increasing focus from certain investors, customers, consumers, employees and other stakeholders concerning ESG matters. Additionally, public interest and legislative pressure related to public companies’ ESG practices continue to grow. If Akari’s ESG practices fail to meet regulatory requirements or investor, customer, consumer, employee or other stakeholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, board of director and employee diversity, human capital management, employee health and safety practices, product quality, supply chain management, corporate governance and transparency, Akari’s reputation, brand and employee retention may be negatively impacted, and Akari’s customers and suppliers may be unwilling to continue to do business with Akari.

Customers, consumers, investors and other stakeholders are increasingly focusing on environmental issues, including climate change, energy and water use, plastic waste and other sustainability concerns. Concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment. Changing customer and consumer preferences or increased regulatory requirements may result in increased demands or requirements regarding plastics and packaging materials, including single-use and non-recyclable plastic products and packaging, other components of Akari’s products and their environmental impact on sustainability, or increased customer and consumer concerns or perceptions (whether accurate or inaccurate) regarding the effects of substances present in certain of Akari’s products. Complying with these demands or requirements could cause Akari to incur additional manufacturing, operating or product development costs.

If Akari does not adapt to or comply with new regulations, including the SEC’s published proposed rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require Akari to incur significant additional costs to comply and impose increased oversight obligations on Akari’s management and board of directors, or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in Akari, Akari may become subject to penalties, and customers and consumers may choose to stop purchasing Akari’s products, if approved for commercialization, which could have a material adverse effect on Akari’s reputation, business or financial condition.

Any pandemic, epidemic, or outbreak of an infectious disease, may materially and adversely affect Akari’s business and Akari’s financial results and could cause a disruption to the development of Akari’s product candidates.

Public health crises, such as pandemics or similar outbreaks, could adversely impact Akari’s business. For example, Akari experienced delays in enrollment of patients in Akari’s clinical trials and supply chain issues due in particular to the COVID-19 pandemic for certain of Akari’s past clinical trials, including, without limitation, in Akari’s discontinued BP clinical program. Any future pandemic, epidemic or outbreak of an infectious disease could have similar effects. Furthermore, economic recessions, increased inflation and/or interest rates, and any disruptions to Akari’s operations or workforce availability, including those brought on by the effects of the COVID-19 pandemic or a similar health epidemic may have a negative effect on Akari’s operating results. The foregoing could result in an adverse effect on Akari’s business, results of operations, financial condition and cash flows.

Potential disruptions to Akari’s preclinical and clinical development efforts related to future outbreaks or pandemics may include, but are not limited to, disruptions in Akari’s supply chain and Akari’s ability to procure the components for each of Akari’s product candidates for use in preclinical studies and clinical trials and enrolling patients in clinical trials. Akari is unable to predict if a future outbreak or pandemic could have similar or different impacts on Akari’s preclinical studies, clinical trials, business, financial condition, and results of operations.

Risks Related to Akari’s Reliance on Third Parties

Akari seeks to partner with third-party collaborators with respect to aspects of the development and commercialization of Akari’s product candidates and Akari may not succeed in establishing and maintaining collaborative relationships, which may significantly limit Akari’s ability to develop and commercialize Akari’s product candidates successfully, if at all.

Akari’s business strategy relies in part on partnering with pharmaceutical companies to supplement Akari’s internal development efforts. If Akari is not able to enter into collaboration arrangements, Akari may be required to undertake and fund further development, clinical trials, manufacturing and commercialization activities solely at Akari’s own expense and risk. If Akari is unable to finance and/or successfully execute those activities, or Akari delays such activities due to capital availability, Akari’s business could be materially and adversely affected, and potential future product launches could be materially delayed, be less successful, or Akari may be forced to discontinue clinical development of product candidates.

The process of establishing and maintaining collaborative relationships is difficult, time-consuming and involves significant uncertainty, including if a collaboration partner:

•	may shift its priorities and resources away from Akari’s product candidates due to a change in business strategies, or a merger, acquisition, sale or downsizing;

•	may seek to renegotiate or terminate their relationships with Akari due to unsatisfactory clinical results, manufacturing issues, a change in business strategy, a change of control or other reasons;

•	may cease development in therapeutic areas which are the subject of Akari’s strategic collaboration;

•	may not devote sufficient capital or resources towards Akari’s product candidates;

•	may change the success criteria for a drug candidate thereby delaying or ceasing development of such candidate;

•

experiences significant delays in initiating certain development activities, which will also delay payment of milestones tied to such activities, thereby impacting Akari’s ability to fund Akari’s own activities;

•	develops a product that competes, either directly or indirectly, with Akari’s drug candidate;

•	may not commit sufficient financial or human resources to the marketing, distribution or sale of Akari’s product;

•	may encounter regulatory, resource or quality issues and be unable to meet demand requirements;

•	may exercise a contractual right to terminate a strategic alliance;

•

has a dispute arise concerning the research, development or commercialization of a drug candidate resulting in a delay in milestones, royalty payments or termination of an alliance and possibly resulting in costly litigation or arbitration which may divert management attention and resources; and

•	may use Akari’s products or technology in such a way as to invite litigation from a third party.

If any collaborator fails to fulfill its responsibilities in a timely manner, or at all, Akari’s research, clinical development, manufacturing or commercialization efforts related to that collaboration could be delayed or terminated, or it may be necessary for Akari to assume responsibility for expenses or activities that would otherwise have been the responsibility of Akari’s collaborator. If Akari is unable to establish and maintain collaborative relationships on acceptable terms or to successfully transition terminated collaborative agreements, Akari may have to delay or discontinue further development of one or more of Akari’s product candidates, undertake development and commercialization activities at Akari’s own expense or find sources of additional capital.

If the third parties on which Akari relies for Akari’s future clinical trials and results do not perform Akari’s clinical trial activities in accordance with good clinical practices and related regulatory requirements, Akari may be unable to obtain marketing authorization for or commercialize Akari’s product candidates.

Akari will heavily rely on third-party contract research organizations to conduct and/or oversee the clinical trials of Akari’s product candidates. Nonetheless, Akari will be responsible for confirming that each of Akari’s clinical trials is conducted in accordance with the FDA’s, MHRA’s and/or EMA’s requirements and its general investigational plan and protocol.

The FDA, MHRA and EMA require Akari and Akari’s contract research organizations to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Akari’s reliance on third parties that Akari does not control does not relieve Akari of these responsibilities and requirements. Third parties may not complete activities on schedule or conduct Akari’s clinical trials in accordance with regulatory requirements or the respective trial plans and protocols. In addition, third parties may not be able to repeat their past successes in clinical trials. The third parties’ failure to carry out their obligations could delay or prevent the development, approval and commercialization of Akari’s product candidates or result in enforcement action against Akari.

Use of third parties to manufacture Akari’s product candidates may increase the risk that Akari will not have sufficient quantities of Akari’s product candidates, products, or necessary quantities at an acceptable cost.

Akari does not own or operate manufacturing facilities for the production of clinical or commercial quantities of Akari’s product candidates, and Akari lacks the resources and the capabilities to do so. As a result, Akari currently relies on third parties for supply of the active pharmaceutical ingredients (“API”) for Akari’s product candidates. Akari’s strategy is to outsource all manufacturing of Akari’s product candidates and products to third parties.

Akari currently engages a third-party manufacturer to provide clinical material of the API, lyophilization, release testing and fill and finish services for the final drug product formulation of PAS-nomacopan for Akari’s preclinical studies and future clinical trials. Although Akari believes that there are several potential alternative manufacturers who could manufacture PAS-nomacopan, Akari may incur added costs and delays in identifying and qualifying any such replacement. In addition, Akari has not yet concluded a commercial supply contract with any commercial manufacturer. There is no assurance that Akari will be able to timely secure needed supply arrangements on satisfactory terms, or at all. Akari’s failure to secure these arrangements as needed could have a material adverse effect on Akari’s ability to complete the development of Akari’s product candidates or to commercialize them. Akari may be unable to conclude agreements for commercial supply with third-party manufacturers, or may be unable to do so on acceptable terms. There may be difficulties in scaling up to commercial quantities and formulation of PAS-nomacopan and the costs of manufacturing could be prohibitive.

Even if Akari is able to establish and maintain arrangements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	reliance on third-parties for manufacturing process development, regulatory compliance and quality assurance, which may result in delays or inadequate supply of product;

•	limitations on supply availability resulting from capacity and scheduling constraints of third-parties;

•	limitation on supply availability due to difficulties in sourcing raw materials;

•	the possible breach of manufacturing agreements by third-parties because of factors beyond Akari’s control;

•	the possible termination or non-renewal of the manufacturing agreements by the third-party, at a time that is costly or inconvenient to Akari; and

•	delays associated with the lack of availability of staff at third-party manufacturers.

If Akari does not maintain Akari’s key manufacturing relationships, Akari may fail to find replacement manufacturers or develop Akari’s own manufacturing capabilities, which could delay or impair Akari’s ability to obtain marketing authorization for Akari’s products. If Akari does find replacement manufacturers, Akari may not be able to enter into agreements with them on terms and conditions favorable to Akari and there could be a substantial delay before new facilities could be qualified and registered with the FDA and other foreign regulatory authorities.

The FDA, MHRA EMA and other foreign regulatory authorities require manufacturers to register manufacturing facilities. The FDA and corresponding foreign regulators also inspect these facilities to confirm compliance with current good manufacturing practices (“cGMPs”). Contract manufacturers may face manufacturing or quality control problems causing drug substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. Any failure to comply with FDA, MHRA, EMA and comparable foreign regulatory requirements could adversely affect Akari’s clinical research activities and Akari’s ability to develop Akari’s product candidates and market Akari’s products.

Moreover, the manufacturing of therapeutic biologics products is highly complex. Problems may arise during manufacturing for a variety of reasons, including but not limited to:

•	equipment malfunction;

•	failure to follow specific protocols and procedures;

•	changes in product specification;

•	low quality or insufficient supply of raw materials;

•

delays in the construction of new facilities or the expansion of Akari’s existing manufacturing facilities as a result of changes in manufacturing production sites and limits to manufacturing capacity due to regulatory requirements;

•	staffing shortages;

•	advances in manufacturing techniques;

•	physical limitations that could inhibit continuous supply; and

•	man-made or natural disasters and other environmental factors.

Products with quality issues may have to be discarded, resulting in product shortages or additional expenses. This could lead to, among other things, increased costs, lost revenue, damage to customer relationships, time and expense spent investigating the cause and, depending on the cause, similar losses with respect to other batches or products. If problems are not discovered before the product is released to the market, recall and product liability costs may also be incurred.

Manufacturing methods and formulation are sometimes altered through the development of drug candidates from clinical trials to approval, and further to commercialization, in an effort to optimize manufacturing processes and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause the drug candidates to perform differently and affect the results of future clinical trials conducted with the altered materials. This could delay the commercialization of any approved drugs and require bridging studies or the repetition of one or more clinical trials, which may result in increases in clinical trial costs, delays in drug approvals and may jeopardize Akari’s ability to commence product sales and generate revenue.

Akari may also experience shortages of qualified personnel, raw materials or key contractors, and experience unexpected damage to Akari’s facilities or the equipment in them. In these cases, Akari may be required to delay or suspend Akari’s manufacturing activities. Akari may be unable to secure temporary, alternative manufacturers for Akari’s drugs with the terms, quality and costs acceptable to Akari, or at all. Such an event could delay Akari’s clinical trials and/or the availability of Akari’s products for commercial sale. Moreover, Akari may spend significant time and costs to remedy these deficiencies before Akari can continue production at Akari’s manufacturing facilities.

In addition, the quality of Akari’s products, including drug candidates manufactured by Akari for research and development purposes and drugs manufactured by Akari for commercial use, depends significantly on the effectiveness of Akari’s quality control and quality assurance, which in turn depends on factors such as the production processes used in Akari’s manufacturing facilities, the quality and reliability of equipment used, the quality of Akari’s staff and related training programs and Akari’s ability to ensure that Akari’s employees adhere to Akari’s quality control and quality assurance protocol. However, there can be no assurances that Akari’s quality control and quality assurance procedures will be effective in consistently preventing and resolving deviations from Akari’s quality standards. Any significant failure or deterioration of Akari’s quality control and quality assurance protocol could render Akari’s products unsuitable for use, jeopardize any cGMP certifications Akari may have and/or harm Akari’s market reputation and relationship with business partners. Any such developments may have a material adverse effect on Akari’s business, financial condition and results of operations.

If Akari’s third-party manufacturer of PAS-nomacopan is unable to increase the scale of its production of PAS-nomacopan, and/or increase the product yield of its manufacturing, then Akari’s costs to manufacture the product may increase and/or commercialization may be slowed.

In order to produce sufficient quantities of PAS-nomacopan to meet the demand for preclinical studies and clinical trials and, if approved, subsequent commercialization, Akari’s third party manufacturer of PAS-nomacopan will be required to increase its production while maintaining the quality of the product. The transition to larger scale production could prove difficult. In addition, if Akari’s third party manufacturer is not able to optimize its manufacturing process to increase the product yield for PAS-nomacopan, or if it is unable to produce increased amounts of PAS-nomacopan while maintaining the quality of the product, then Akari may not be able to meet the demands of preclinical studies, clinical trials or market demands, which could decrease Akari’s ability to generate profits and have a material adverse impact on Akari’s business and results of operation.

Risks Related to Akari’s Ordinary Shares and ADSs

Ownership of Akari’s ADSs and/or Akari Ordinary Shares involves a high degree of risk.

Investing in and owning Akari’s ADSs and Ordinary Shares involve a high degree of risk. Shareholders should read carefully the risk factors provided within this section, as well as Akari’s public documents filed with the SEC, including the financial statements therein.

Akari’s ADSs may be involuntarily delisted from trading on Nasdaq if Akari fails to comply with the continued listing requirements. A delisting of Akari’s ADSs could reduce the liquidity of Akari’s ADSs and may inhibit or preclude Akari’s ability to raise additional capital.

Nasdaq requires Akari to meet certain financial, public float, bid price and liquidity standards on an ongoing basis in order to continue the listing of Akari’s ADSs (the “Nasdaq Listing Rules”). Generally, Akari must maintain a minimum closing bid price of $1.00 and a minimum amount of shareholders equity of at least $2.5 million (the “Minimum Equity Requirement”).

On April 5, 2024, Akari received a letter (“Letter”) from the Listing Qualifications Staff (the “Staff”) of Nasdaq notifying Akari that Akari shareholders’ equity as reported in Akari’s Annual Report on Form 10-K for the year ended December 31, 2023 was not in compliance with the Minimum Equity Requirement. Akari’s shareholders’ deficit as of December 31, 2023 was approximately $0.2 million. The Letter does not have an immediate impact on the listing of Akari ADSs on Nasdaq. As of June 30, 2024, Akari had a shareholders’ deficit of $3.7 million and therefore Akari is still not in compliance with the Minimum Equity Requirement. In accordance with the Nasdaq Listing Rules, on May 20, 2024, Akari submitted a plan to regain compliance with the Minimum Equity Requirement (the “Compliance Plan”) for the Staff’s consideration. On August 5, 2024, Akari was notified by the Staff that Akari has been granted an extension until September 30, 2024 to comply with the Compliance Plan and evidence compliance with the Minimum Equity Requirement.

On October 1, 2024, Akari received a delisting determination letter (“Delisting Determination Letter”) from the Staff notifying Akari that it did not meet the terms of an extension granted by Nasdaq to regain compliance with the Minimum Equity Requirement. The Delisting Determination Letter states that unless Akari requests a hearing before a Nasdaq Hearing Panel (“Panel”) by October 8, 2024, trading of Akari ADSs would be suspended.

On October 8, 2024, Akari requested a hearing before the Panel and such request for a hearing automatically stayed any suspension/delisting action by the Staff at least until the hearing process concludes and any extension granted by the Panel expires. Akari expects that it will regain compliance with the Minimum Equity Requirement upon the closing of the Merger.

If Akari fails to regain compliance with the Minimum Equity Requirement, or otherwise fail to meet any of the continuing listing requirements, Akari’s ADSs may be subject to delisting and Akari may become subject to delisting proceedings. If Akari’s ADSs are delisted and Akari is not able to list Akari’s ADSs on another national securities exchange, Akari expects Akari’s securities would be quoted on an over-the-counter market. If this were to occur, Akari’s shareholders could face significant material adverse consequences, including limited availability of market quotations for Akari’s ADSs and reduced liquidity for the trading of Akari’s securities. In addition, Akari could experience a decreased ability to issue additional securities and obtain additional capital in the future. There can be no assurance that an active trading market for Akari’s ADSs will develop or be sustained. Akari plan to raise additional capital in order to increase Akari’s shareholders’ equity in order to meet the Nasdaq continued listing standards. Any additional equity financings may be financially dilutive to, and will be dilutive from an ownership perspective to Akari’s shareholders, and such dilution may be significant based upon the size of such financing. Additionally, Akari cannot assure that such funding will be available on a timely basis, in needed quantities, or on terms favorable to Akari, if at all.

Akari’s business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Akari’s business depends on the health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine, terrorism or other geopolitical events, Akari’s business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect Akari’s ability to forecast future periods, which could result in an inability to satisfy demand for Akari’s products and a loss of market share.

In addition, inflation raises Akari’s costs for commodities, labor, materials and services and other costs required to grow and operate Akari’s business, and failure to secure these on reasonable terms may adversely impact Akari’s financial condition. Additionally, inflation, along with the uncertainties surrounding a resurgence of COVID-19, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for Akari to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on Akari’s financial condition, results of operations or cash flows.

More recently, the closures of SVB and Signature Bank and their placement into receivership with the FDIC created bank-specific and broader financial institution liquidity risk and concerns. Although the Department of the Treasury, the Federal Reserve and the FDIC jointly released a statement that depositors at SVB and Signature Bank would have access to their funds, even those in excess of the standard FDIC insurance limits, under a systemic risk exception, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages, impair the ability of companies to access near-term working capital needs, and create additional market and economic uncertainty. There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Akari’s general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on Akari’s growth strategy, financial performance and stock price and could require Akari to alter Akari’s operating plans. In addition, there is a risk that one or more of Akari’s service providers, financial institutions, manufacturers, suppliers and other partners may be adversely affected by the foregoing risks, which could directly affect Akari’s ability to attain Akari’s operating goals on schedule and on budget.

If Akari is deemed or become a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in 2024 or in any prior or subsequent years, there may be negative tax consequences for U.S. taxpayers that are holders of Akari’s ADSs.

Akari will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of Akari’s gross income is “passive income” or (ii) on average at least 50% of Akari’s assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Akari may have been a PFIC for 2023, but Akari has not performed a detailed analysis to determine PFIC status for 2023. Because the PFIC determination is highly fact sensitive, there can be no assurance that Akari was not a PFIC for 2023 and there can be no assurance that Akari will not be a PFIC for 2024 or for any other taxable year. If Akari was to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. shareholder owns Akari’s ADSs, and such U.S. shareholder does not make an election to treat Akari as a “qualified electing fund” (“QEF”) or make a “mark-to-market” election, then “excess distributions” to such U.S. shareholder, and any gain realized on the sale or other disposition of Akari’s ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for ADSs; (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which Akari was a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service (“IRS”), determines that Akari is a PFIC for a year with respect to which Akari has determined that Akari was not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold Akari’s ADSs during a period when Akari is a PFIC will be generally subject to the foregoing rules, even if Akari ceases to be a PFIC in subsequent years, subject to certain exceptions, including for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. If an investor provides reasonable notice to Akari that it has determined to make a QEF election, Akari intends to provide annual financial information to such investor as may be reasonably required for purposes of filing United States federal income tax returns in connection with such QEF election.

U.S. investors are urged to consult their own tax advisors regarding the possible application of the PFIC rules.

The market price of Akari’s ADSs may be volatile and may fluctuate in a way that is disproportionate to Akari’s operating performance.

Akari’s stock price may experience substantial volatility as a result of a number of factors. The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be so in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of Akari’s ADSs:

•	sales or potential sales of substantial amounts of Akari’s ordinary shares or ADSs;

•	delay or failure in initiating, enrolling, or completing clinical trials or unsatisfactory results of these trials or events reported in any of Akari’s current or future clinical trials;

•	announcements about Akari or about Akari’s competitors, including clinical trial results, marketing authorizations or new product introductions;

•	a serious adverse event in a clinical trial and/or a long-term safety issue;

•	developments concerning Akari’s licensors or product manufacturers;

•	litigation and other developments relating to Akari’s patents or other proprietary rights or those of Akari’s competitors;

•	conditions in the pharmaceutical or biotechnology industries;

•	variations in Akari’s anticipated or actual operating results;

•	governmental regulation and legislation, actual or anticipated;

•	change in securities analysts’ estimates of Akari’s performance, or Akari’s failure to meet analysts’ expectations;

•

whether, to what extent and under what conditions the FDA, MHRA or EMA will permit Akari to continue developing Akari’s product candidates, if at all, and if development is continued, any reports of safety issues or other adverse events observed in any potential future studies of these product candidates;

•	adverse publicity;

•	Akari’s ability to enter into new collaborative arrangements with respect to Akari’s product candidates;

•	the terms and timing of any future collaborative, licensing or other arrangements that Akari may establish;

•	Akari’s ability to raise additional capital to carry through with Akari’s clinical development plans and current and future operations and the terms of any related financing arrangements;

•

the timing of achievement of, or failure to achieve, Akari’s and any potential future collaborators’ clinical, regulatory and other milestones, such as the commencement of clinical development, the completion of a clinical trial or the receipt of marketing authorization;

•	announcement of FDA, MHRA or EMA approval or non-approval of Akari’s product candidates or delays in or adverse events during the FDA, MHRA or EMA review process;

•

actions taken by regulatory agencies with respect to Akari’s product candidates or products, Akari’s preclinical studies or clinical trials or Akari’s future sales and marketing activities, including regulatory actions requiring or leading to restrictions, limitations and/or warnings in the label of an approved product candidate;

•	uncontemplated problems in the supply of the raw materials used to produce Akari’s product candidates;

•	the commercial success of any product approved by the FDA, MHRA, EMA or any other foreign counterpart;

•

introductions or announcements of technological innovations or new products by Akari, Akari’s potential future collaborators, or Akari’s competitors, and the timing of these introductions or announcements;

•	market conditions for equity investments in general, or the biotechnology or pharmaceutical industries in particular;

•	Akari may have limited or very low trading volume that may increase the volatility of the market price of Akari’s ADSs;

•	regulatory developments in the United States and foreign countries;

•	changes in the structure or reimbursement policies of health care payment systems;

•	any intellectual property infringement lawsuit involving Akari;

•	actual or anticipated fluctuations in Akari’s results of operations;

•	changes in financial estimates or recommendations by securities analysts;

•	hedging activity that may develop regarding Akari’s ADSs;

•	regional or worldwide recession;

•	sales of Akari’s ordinary shares or ADSs by Akari’s executive officers, directors and significant shareholders;

•	managerial costs and expenses;

•	changes in accounting principles or practices;

•	the loss of any of Akari’s key scientific or management personnel; and

•	natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, a resurgence of COVID-19), boycotts, adoption or expansion of government trade restrictions, and other business restrictions.

The stock markets in general, and the markets for biotechnology stocks in particular, have experienced significant volatility that has often been unrelated to the operating performance of particular companies. The financial markets continue to face significant uncertainty, resulting in a decline in investor confidence and concerns about the proper functioning of the securities markets, which decline in general investor confidence has resulted in depressed stock prices for many companies notwithstanding the lack of a fundamental change in their underlying business models or prospects. These broad market fluctuations may adversely affect the trading price of Akari’s ADSs.

In the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Any such litigation brought against Akari, could result in substantial costs, which could hurt Akari’s financial condition and results of operations and divert management’s attention and resources, which could result in delays of Akari’s preclinical studies, clinical trials or commercialization efforts.

Insiders own a significant amount of Akari’s outstanding shares which could delay or prevent a change in corporate control or result in the entrenchment of management and/or the Akari Board.

As of October 1, 2024, Akari’s directors and executive officers, together with their affiliates and related persons, beneficially own, in the aggregate, approximately 33.1% of Akari’s outstanding ordinary shares, including those represented by Akari ADSs. Akari’s Chairman, Dr. Raymond Prudo-Chlebosz, and director, Dr. Samir Patel, each beneficially own approximately 18.5% and 14.4% of Akari’s outstanding ordinary shares (including those represented by Akari ADSs), respectively. Accordingly, these shareholders, if acting together, or Dr. Prudo-Chlebosz or Dr. Patel, each individually, may have the ability to impact the outcome of matters submitted to Akari’s shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of Akari’s assets. In addition, these persons may have the ability to influence the management and affairs of Akari. Accordingly, this concentration of ownership may harm the market price of Akari’s ADSs by:

•	delaying, deferring, or preventing a change in control;

•	entrenching Akari’s management and/or the Akari Board;

•	impeding a merger, consolidation, takeover, or other business combination involving Akari; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of Akari.

Future sales and issuances of Akari’s ordinary shares or ADSs or rights to purchase ordinary shares or ADSs pursuant to Akari’s equity incentive plans could result in additional dilution of the percentage ownership of Akari’s shareholders and could cause Akari’s share price to fall.

Akari expects that significant additional capital will be needed in the future to continue Akari’s planned operations. To the extent Akari raises additional capital by issuing equity securities, Akari’s shareholders may experience substantial dilution. Akari may sell ordinary shares (which may be represented by ADSs), convertible securities or other equity securities in one or more transactions at prices and in a manner Akari determines from time to time. If Akari sells ordinary shares, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to Akari’s existing shareholders, and new investors could gain rights superior to Akari’s existing shareholders. Additionally, any ordinary shares or ADSs issued pursuant to Akari’s equity incentive plan may result in material dilution to Akari’s existing shareholders.

The withdrawal of the United Kingdom from the European Union (Brexit) could adversely affect Akari’s business, financial condition, results of operations and prospects.

The UK formally left the EU on January 31, 2020 (commonly referred to as Brexit), and the EU and the UK have concluded a trade and cooperation agreement (“TCA”), which was provisionally applicable since January 1, 2021 and has been formally applicable since May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not provide for wholesale mutual recognition of UK and EU pharmaceutical regulations. At present, Great Britain has implemented EU legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012 (as amended) (under the Northern Ireland Protocol, the EU regulatory framework currently continues to apply in Northern Ireland). The regulatory regime in Great Britain therefore currently aligns in the most part with EU medicines regulations, however it is possible that these regimes will diverge more significantly in the future now that Great Britain’s regulatory system is independent from the EU and the TCA does not provide for mutual recognition of UK and EU pharmaceutical legislation.

For instance, the EU Clinical Trials Regulation which became effective on January 31, 2022 and provides for a streamlined clinical trial application and assessment procedure covering multiple EU Member States has not been implemented into UK law, and a separate application must therefore be submitted for clinical trial authorization in the UK. In addition, Great Britain is no longer covered by centralized marketing authorizations (under the Northern Ireland Protocol, centralized marketing authorizations will continue to be recognized in Northern Ireland) until January 1, 2025; following which a single UK-wide marketing authorization will be required to market a medicinal product throughout the UK in accordance with the Windsor Framework outlined in the section above titled UK Regulation. Notwithstanding that there is no wholesale recognition of EU pharmaceutical legislation under the TCA, the MHRA put in place a new framework on January 1, 2024, whereby the MHRA may take into account decisions on the approval of marketing authorizations from the EMA (and certain other regulators) when considering an application for a Great Britain marketing authorization. Any new regulations in the future could add time and expense to the conduct of Akari’s business in both the UK and EU, as well as the process by which Akari’s product candidates receive regulatory approval in the UK, the EU and elsewhere.

Provisions in Akari’s Articles of Association and under English law could make an acquisition of Akari more difficult and may prevent attempts by Akari’s shareholders to replace or remove Akari’s organization management.

Provisions in Akari’s Articles of Association may delay or prevent an acquisition or a change in management. These provisions include a staggered board and prohibition on actions by written consent of Akari’s shareholders. Although Akari believes these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with Akari’s board of directors, they would apply even if the offer might be considered beneficial by some shareholders. In addition, these provisions may frustrate or prevent any attempts by Akari’s shareholders to replace or remove then current management by making it more difficult for shareholders to replace members of the board of directors, which is responsible for appointing the members of management.

Akari does not anticipate paying cash dividends, and accordingly, shareholders must rely on appreciation in Akari’s ADSs for any return on their investment.

Akari currently anticipate that Akari will retain future earnings for the development, operation and expansion of Akari’s business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Therefore, the success of an investment in Akari’s ADSs will depend upon any future appreciation in their value. There is no guarantee that Akari’s ADSs will appreciate in value or even maintain the price at which Akari’s shareholders have purchased their shares.

As of January 1, 2024, Akari was no longer a foreign private issuer and Akari is required to comply with the provisions of the Exchange Act, and the rules of Nasdaq, applicable to U.S. domestic issuers, which will continue to require Akari to incur significant expenses and expend time and resources.

As of January 1, 2024, Akari was no longer a foreign private issuer, and Akari is required to comply with all of the provisions applicable to a U.S. domestic issuer under the Exchange Act, including filing an annual report on Form 10-K, quarterly periodic reports and current reports for certain events, complying with the sections of the Exchange Act regulating the solicitation of proxies, requiring insiders to file public reports of their share ownership and trading activities and insiders being liable for profit from trades made in a short period of time. Akari is also no longer exempt from the requirements of Regulation FD promulgated under the Exchange Act related to selective disclosures. Akari is also no longer permitted to follow Akari’s home country’s rules in lieu of the corporate governance obligations imposed by Nasdaq, and are required to comply with the governance practices required by U.S. domestic issuers listed on Nasdaq. Akari is also required to comply with all other rules of Nasdaq applicable to U.S. domestic issuers, including that Akari’s Articles of Association specify a quorum of no less than one-third of Akari’s outstanding ordinary shares for meetings of Akari’s common shareholders, the solicitation of proxies and the approval by Akari’s shareholders in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control and certain private placements. The regulatory and compliance costs associated with the reporting and governance requirements applicable to U.S. domestic issuers may be significantly higher than the costs Akari previously incurred as a foreign private issuer.

The regulatory and compliance costs associated with the reporting and governance requirements applicable to U.S. domestic issuers may be significantly higher than the costs Akari previously incurred as a foreign private issuer. Akari expects to continue to incur significant legal, accounting, insurance and other expenses and to expend greater time and resources to comply with these requirements. In addition, Akari may need to develop Akari’s reporting and compliance infrastructure and may face challenges in complying with the new requirements applicable to Akari.

Akari incurs significant costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could harm Akari’s operating results.

As a public company, Akari incurs significant legal, accounting and other expenses, including costs associated with public company reporting requirements. Akari also incurs costs associated with current corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the Nasdaq Stock Market. The regulatory and compliance costs associated with the reporting and governance requirements applicable to U.S. domestic issuers may be significantly higher than the costs Akari previously incurred as a foreign private issuer. The expenses incurred by public companies for reporting and corporate governance purposes have increased dramatically in recent years.

U.S. investors may not be able to enforce their civil liabilities against Akari or certain of Akari’s directors, controlling persons and officers.

It may be difficult for U.S. investors to bring and/or effectively enforce suits against Akari outside of the United States. Akari is a public limited company incorporated in England and Wales under the Companies Act 2006. A majority of Akari’s directors are not residents of the United States, and all or substantial portions of their assets are located outside of the United States. As a result, it may be difficult for U.S. holders of Akari’s Ordinary Shares or ADSs to effect service of process on these persons within the United States or to make effective recovery in the United States by enforcing any judgments rendered against them. In addition, if a judgment is obtained in the U.S. courts based on civil liability provisions of the U.S. federal securities laws against Akari or Akari’s directors or officers, it may, depending on the jurisdiction, be difficult to enforce the judgment in the non-U.S. courts against Akari and any of Akari’s non-U.S. resident executive officers or directors. Accordingly, U.S. shareholders may be forced to bring legal proceedings against Akari and Akari’s respective directors and officers under English law and in the English courts in order to enforce any claims that they may have against Akari or Akari’s directors and officers. The enforceability of a U.S. judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Nevertheless, it may be difficult for U.S. shareholders to bring an original action in the English courts to enforce liabilities based on the U.S. federal securities laws against Akari and any of Akari’s non-U.S. resident executive officers or directors.

The rights of Akari’s shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

Akari is incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the Companies Act, and by Akari’s Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations.

Provisions in the UK City Code on Takeovers and Mergers may have anti-takeover effects that could discourage an acquisition of Akari by others, even if an acquisition would be beneficial to Akari’s shareholders.

The UK City Code on Takeovers and Mergers (“Takeover Code”), applies, among other things, to an offer for a public company whose registered office is in the United Kingdom and whose securities are not admitted to trading on a regulated market in the United Kingdom if the company is considered by the Panel on Takeovers and Mergers (“Takeover Panel”), to have its place of central management and control in the United Kingdom. This is known as the “residency test.” The test for central management and control under the Takeover Code is different from that used by the UK tax authorities. Under the Takeover Code, the Takeover Panel will determine whether Akari has Akari’s place of central management and control in the UK by looking at various factors, including the structure of Akari’s board of directors, the functions of the directors and where they are resident. As at the date of this report, Akari’s place of central management and control is not, and is not expected to be, in the UK (or the Channel Islands or the Isle of Man) for the purposes of the jurisdictional criteria of the Takeover Code. Accordingly, Akari is not currently subject to the Takeover Code and, as a result, Akari’s shareholders are not currently entitled to benefit from certain takeover offer protections provided under the Takeover Code, including the rules regarding mandatory takeover bids (a summary of which is set out below). In the event that this changes, or if the interpretation and application of the Takeover Code by the Takeover Panel, changes (including changes to the way in which the Takeover Panel assesses the application of the Takeover Code to English companies whose shares are listed outside of the UK), the Takeover Code may apply to Akari in the future.

If at the time of a takeover offer the Takeover Panel determines that Akari has Akari’s place of central management and control in the UK, Akari will be subject to a number of rules and restrictions, including but not limited to the following: (1) Akari’s ability to enter into deal protection arrangements with a bidder will be extremely limited; (2) Akari may not, without the approval of Akari’s shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (3) Akari will be obliged to provide equality of information to all bona fide competing bidders.

Further, the Takeover Code contains certain rules in respect of mandatory offers. Under Rule 9 of the Takeover Code, if a person: (a) acquires an interest in Akari’s shares which, when taken together with shares in which he or persons acting in concert with him are interested, carry 30% or more of Akari’s voting rights; or (b) who, together with persons acting in concert with him, is interested in shares that in the aggregate carry not less than 30% of Akari’s voting rights and does not hold shares carrying more than 50% of Akari’s voting rights, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer and, depending on the circumstances, its concert parties, will be required (except with the consent of the Takeover Panel) to make a cash offer for Akari’s outstanding shares at a price not less than the highest price paid for any interest in Akari’s shares by the acquirer or its concert parties during the previous 12 months.

Holders of ADSs must act through the depositary to exercise their rights as shareholders of Akari.

Holders of Akari’s ADSs do not have the same rights of Akari’s shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the Deposit Agreement for the ADSs. Under Akari’s Articles of Association, the minimum notice period required to convene a general meeting is 14 clear days’ notice (or, for an annual general meeting, 21 clear days’ notice (unless, in the case of an annual general meeting, all members entitled to attend and vote at the meeting, or, in the case of any other general meeting, a majority in number of the members entitled to attend and vote who hold not less than 95% of the voting shares (excluding treasury shares), agree to shorter notice)). When a general meeting is convened, holders of Akari’s ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their ordinary shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of Akari’s ADSs or carry out their voting instructions in a timely manner. Akari will make all reasonable efforts to cause the depositary to extend voting rights to holders of Akari’s ADSs in a timely manner, but Akari cannot assure them that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of Akari’s ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in the capacity as an ADS holder, they will not be able to call a shareholders’ meeting.

Holders of Akari’s ADSs may be subject to limitations on transfers of ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if Akari or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement, or for any other reason.

The rights of holders of Akari’s ADSs to participate in any future rights offerings may be limited, which may cause dilution to their holdings and they may not receive cash dividends if it is impractical to make them available to them.

Akari may from time to time distribute rights to Akari’s shareholders, including rights to acquire Akari’s securities. However, Akari cannot make rights available to holders of Akari’s ADSs in the United States unless Akari registers the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the Deposit Agreement, the depositary will not make rights available to holders of Akari’s ADSs unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. Akari is under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, Akari may not be able to establish an exemption from registration under the Securities Act. Accordingly, holders of Akari’s ADSs may be unable to participate in Akari’s rights offerings and may experience dilution in their holdings.

In addition, the depositary has agreed to pay to holders of Akari’s ADSs the cash dividends or other distributions it or the custodian receives on Akari’s ordinary shares or other deposited securities after deducting its fees and expenses. Holders of Akari’s ADSs will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and holders of Akari’s ADSs will not receive any such distribution.

Risks Related to Peak Bio

The potential ADC product candidates in Peak Bio’s pipeline such as Trop2 PH1 ADC are in the preclinical and IND-enabling stages of development, with only PHP-303 having progressed to clinical stages of development. Trop2 PH1 ADC has never been tested in human subjects. Peak Bio may be unable to advance any current or future potential product candidates through the completion of clinical development, obtain regulatory approval and ultimately commercialize any of its product candidates, or experience significant delays in doing so.

•	Peak Bio does not have the infrastructure necessary for manufacturing to support clinical studies or commercialization of a therapeutic drug product.

•

Peak Bio’s ability to identify its product candidates and advance them into preclinical and clinical development and obtain future regulatory approvals and commercialization depends on successful contract manufacturing and/or collaboration.

•

Peak Bio would need to forge such a collaboration or build the infrastructure processes necessary for large scale manufacturing and/or commercialization. Peak Bio would depend on this ‘future partner’ or contract manufacturer for timely manufacturing of therapeutics ahead of various clinical studies.

•

To advance Peak Bio’s R&D Discovery Toxin and ADC Platform Engine, Peak Bio will need to hire key additional staff to guide the preclinical, IND-enabling translational and non-clinical work, and potentially even for future clinical studies. Peak Bio may not be able to attract or hire the required personnel to guide and oversee its lead programs. The hiring process is competitive and may take time to identify, hire and retain staff.

•

Peak Bio’s lead programs, PHP-303 (AATD) and Trop2 PH1 ADC (Solid tumors) are in the clinical and IND-enabling stages of development, respectively. Peak Bio has no other identified product candidates at this stage. Peak Bio may never identify any future product candidates or advance past IND-enabling studies or clinical stage development.

•

None of Peak Bio’s potential future Oncology product candidates have ever been tested in humans. Before obtaining regulatory approval for the commercial distribution of any product candidates, Peak Bio, either alone or through a collaboration, must conduct extensive preclinical studies, followed by clinical trials to demonstrate the safety and efficacy of its product candidates in humans.

•

Peak Bio cannot be certain of the timely completion or outcome of its research and development activities or its planned preclinical studies and cannot predict if the FDA or other regulatory authorities will accept its proposed clinical programs or if the outcome of its preclinical studies will ultimately support the further development of its future product candidates.

•

Peak Bio has not yet met with or discussed its product development plans with FDA or any other regulatory authorities for Trop2 PH1 ADC (Oncology IND Candidate). As a result, Peak Bio cannot be sure that it will be able to submit INDs or similar applications for its current discovery programs on the timelines it expects, if at all, and Peak Bio cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin.

•

Peak Bio’s Trop 2 PH1 ADC and future programs are subject to the risks of failure inherent in the identification of potential product candidates and the research and development of those product candidates based on novel approaches, targets, and mechanisms of action.

•

Peak Bio stockholders should consider Peak Bio’s prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by preclinical stage biopharmaceutical companies such as Peak Bio. Although Peak Bio expects to out-license/partner its Phase 2 clinical asset, there can be no guarantee that it will be able to do so profitably or even recover costs incurred in this program. Considering that clinical trial enrollment could be impacted by the ability of a future partner to recruit, conduct and gain trial results in a timely fashion. Additionally, the ongoing geopolitical conflicts could impact or upend clinical trial enrollment in both the US and with special considerations and impact from Europe. In addition, you should consider Peak Bio’s prospects in the face of the unknown and Force Majeure, elements over which Peak Bio has no control.

•

Peak Bio may not have the financial resources or cannot find an appropriate strategic partner to continue development of, or to enter into new collaborations for, the product candidates that may result from its PHP-303 and Trop2 PH1 ADC programs or any potential future product candidates involving PH1, PH5, PH6. This may be exacerbated if Peak Bio experiences any issues that delay or prevent regulatory approval of, or its ability to commercialize, any product candidate that Peak Bio identifies, such as:

(1)	negative or inconclusive results from its preclinical trials, leading to a decision to conduct additional preclinical studies or abandon a program;

(2)

negative or inconclusive results from its clinical trials or the clinical trials of others for product candidates similar to ours, leading to a decision or requirement to conduct additional preclinical studies or clinical trials or abandon a program;

(3)	its clinical safety data in humans do not match the industry-standard practice of conducting pre-clinical safety evaluation in non-human primates;

(4)	its strategy of deploying toxins PH1, PH5 and PH6 as antibody-drug-conjugates (“ADC”) fail to mitigate known toxicities of those classes of small molecules delivered as systemic chemotherapies;

(5)	its clinical data do not match the preclinical data supporting antibody selectivity, linker stability, pharmacokinetics, anti-tumor efficacy, or any other key attributes;

(6)	product-related side effects experienced by participants in its clinical trials or by individuals using drugs or therapeutic antibodies similar to ours;

(7)

delays in submitting IND applications or comparable foreign applications, or delays or failure in obtaining the necessary approvals from regulators to commence a clinical trial, or a suspension or termination of a clinical trial once commenced;

(8)	conditions imposed by the FDA, or other regulatory authorities regarding the scope or design of its clinical trials;

(9)	delays in enrolling research subjects in clinical trials;

(10)	high drop-out rates and high failure rates of research subjects;

(11)	inadequate supply or quality of product candidate components or materials or other supplies necessary for the conduct of its clinical trials;

(12)	greater-than-anticipated clinical trial costs;

(13)	poor effectiveness of its product candidates during clinical trials;

(14)	unfavorable FDA or other regulatory agency inspection and review of a clinical trial or manufacture site;

(15)	failure of its third-party contractors or investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner, or at all;

(16)	delays and changes in regulatory requirements, policies and guidelines;

(17)	the FDA or other regulatory agencies interpreting its data differently than it does;

(18)

or adverse impacts caused by any future, pandemics related to ongoing COVID-19 or other concerning pathogens, ongoing geopolitical considerations in Europe and other countries which could heighten any of the foregoing risks.

•

Further, Peak Bio and any potential future partners may never receive approval to market and commercialize any product candidate or the regulatory approval may be for targets, disease indications or patient populations that are not as broad as Peak Bio intended or desired or may require labeling that includes significant use or distribution restrictions, safety warnings or post marketing testing requirements.

•

Peak Bio may not be successful in its efforts to use and expand its Peak Bio Research and Discovery (R&D) Toxin and ADC Platform Engine to build a pipeline of product candidates with its current Toxins PH1, PH5, PH6 or any future identified opportunities either as new toxins or new nominated ADCs generated from its platform.

•

A key element of Peak Bio’s strategy is to use and expand its Peak Bio R&D and ADC Platform Engine to build a pipeline of product candidates and progress these product candidates through preclinical and clinical development for the treatment of various diseases.

•

Although Peak Bio’s research efforts to date suggests that its novel approach to toxin and ADC drug development has potentially created a novel toxin portfolio, whether that allows it to create a novel cadre of future clinical and eventually commercially viable ADC candidates depends upon its performance in future phase 1 and phase 2 clinical trials.

•	Peak Bio’s concept is to create novel ADC drug candidates that:

(1)	Potentially enhance tumoricidal activity beyond cytotoxicity;

(2)	Potentially engage the Host Response (T and B cells) that can potentially co-evolve and can counter resistance mutations;

(3)	Potentially create ADC payloads that act as poor substrates for MDR Transporters; and

(4)	Potentially creating immune memory cells that may expand and re-engage upon patient relapse and/or tumor recurrence.

•

Peak Bio’s ADC candidates may not be able to adequately engage the immune response or reverse the effects of immune suppression in certain cancers with or without combination with checkpoint inhibitors.

•

Conversely, Peak Bio’s ADC candidates may elicit a heightened response from the human immune system resulting in mild or acute cytokine release syndrome which may result in reduction, discontinuation, or spreading a certain dose over time. This in turn may result in failure to achieve the preclinically recommended phase 2 dose for anti-tumor efficacy.

•

The additional mechanism of action of engaging the human immune system may not be significant over and above the payload’s ability to kill cancer cells, restoring or activating the human immune system with/ without checkpoint inhibitor combination may not have the desired anti-tumor effects, or be counter-productive from safety or any other perspective.

•

While immune activation has been a successful clinical approach for various checkpoint blockade strategies, for e.g., PD-1 and PD-L1; not all PD-1 or PD-L1 inhibitors have been successful in the same indication. Peak Bio may have to explore several combination strategies in phase 1 to determine potential pairing strategies.

•	Even when a combination is proven safe by phase 1 clinical study, Peak Bio’s ADC candidates may have combined with the immunotherapy that fails to contribute to the anti-tumor effect. Alternatively,

Peak Bio’s ADC may not significantly improve the efficacy of the immunotherapy which may well be the standard-of-care for that kind of cancer. Additional attempts, new strategies and new clinical trials may be required for further development.

•

Peak Bio may incur greater costs related to additional manufacturing, new trials, develop new strategic partnerships and require additional fund-raising events to finally see the development candidate become a marketed product.

Peak Bio’s Peak Bio R&D Toxin and ADC Platform Engine is evolving and may not reach a state at which building a pipeline of product candidates is possible.

•

Even if Peak Bio is successful in building its Oncology pipeline of product candidates, the potential product candidates that Peak Bio identifies may not be suitable for clinical development or generate acceptable clinical data, including unacceptable toxicity or other characteristics that indicate that they are unlikely to be products that will receive marketing approval from the FDA or other regulatory authorities or achieve market acceptance, limited commercial success leading to inability to generate sufficient product revenues in the future.

•

Peak Bio’s approach to developing and identifying its therapeutic product candidates using the Peak Bio R&D Toxin and ADC Platform Engine is novel and unproven and may not result in marketable products.

•

Peak Bio plans to develop a pipeline of product candidates using its Peak Bio R&D Toxin and ADC Platform Engine including those already generated from its PH1 and in the future its early-stage toxin programs PH5 and PH6. Peak Bio believes that it may be able to overcome certain key limitations of the current oncology ADC based drug discovery and development paradigms by focusing on its ability to generate novel toxins, that are engineered to:

(1)	Potentially enhance tumoricidal activity beyond cytotoxicity;

(2)	Potentially engage the Host Response (T and B cells) and can potentially co-evolve and can counter resistance mutations;

(3)	Potentially creating ADC payloads that act as poor substrate for MDR Transporters (reduced resistance); and

(4)	Potentially creating immune memory cells that may expand and re-engage upon patient relapse and/or tumor recurrence.

•

Peak Bio may not be correct in its beliefs about the differentiated nature of the Peak Bio R&D Toxin and ADC Platform to competing technologies, its data may be relevant to a niche, and its platform may not prove to be superior in all settings. Additionally, clinical data may not support Peak Bio’s preclinical findings, for e.g., if humans were to degrade PH1 differently, and this new catabolite is a substrate for MDR transporters. Alternatively, said PH1 ADC benefits may be neutralized, for e.g., patients were to develop resistance to PH1 independently by known or unknown mechanisms such as potential mutations in spliceosomes.

•

If the Peak Bio R&D Toxin and ADC Platform is not able to develop approved ADC constructs that are effective at the necessary speed or scale, it could have a material and adverse effect on Peak Bio’s business, financial condition, results of operations and prospects.

•

In the future Peak Bio may not be successful in its efforts to identify and acquire additional product candidates, novel new intellectual property, or licenses from academic or industry sources and this may impact Peak Bio’s ability to grow the company and improve its ability to develop and commercialize additional products.

Peak Bio may expend its limited resources and access to capital to pursue a particular product candidate; these decisions may prove to be wrong and may adversely impact its business. Because Peak Bio has limited financial and managerial resources, Peak Bio intends to focus its efforts on its clinical development of product candidate Trop2 PH1 ADC, its lead oncology ADC candidate, and eventually advancing additional research programs progressing from its Peak Bio R&D Discovery Toxin and ADC Platform Engine. Peak Bio intends to find a strategic partner for its PHP-303 product candidate for further development of such candidate, but there can be no guarantee that Peak Bio will find such a partner.

•

As a result, Peak Bio may forgo or delay the pursuit of other opportunities, including with potential future product candidates that later prove to have greater commercial potential. Peak Bio’s resource allocation decisions may cause it to fail to capitalize on viable commercial products or profitable market opportunities.

•

Peak Bio’s spending on current and future R&D programs and product candidates for specific indications may not yield any commercially viable product candidates. If Peak Bio does not accurately evaluate the commercial potential or target market for a particular product candidate, Peak Bio may relinquish valuable rights to that product candidate through partnership, licensing, or other royalty arrangements in cases in which it would have been more advantageous for it to retain sole development and commercialization rights to such product candidate.

Peak Bio may not be able to complete a divestiture or strategic partnership for PHP-303.

•

Peak Bio has suspended clinical development of PHP-303 and is evaluating strategic partnering options for the product candidate, including divestiture. Peak Bio cannot predict if any such arrangement would be available at all or whether they would be available on commercially reasonable terms. If Peak Bio is unable to enter into any such arrangement on acceptable terms or at all, Peak Bio may not be able to generate much, if any, value from this asset.

The effects of health epidemics, geopolitical instability including what was encountered with the COVID-19 pandemic or the impact of any future pathogens of concern, the conflict in Eastern Europe and in regions where Peak Bio, or the third parties on which Peak Bio relies, have business operations could adversely impact Peak Bio’s business, including its preclinical studies, anticipated clinical trials, and contract manufacturing capabilities.

•

COVID-19 had a significant impact on economies worldwide. Future pandemics may arise, and they, like COVID-19, may negatively impact Peak Bio’s productivity, disrupt its business and delay advancing its programs and timelines, which may impact its business moving forward. Global pandemics such as COVID-19 or other infectious diseases could also impact personnel at third-party facilities, including those from which Peak Bio currently obtains tissue and blood samples, or on which Peak Bio may in the future rely for manufacturing, in the United States and other countries, or the availability or cost of materials, which would disrupt Peak Bio’s supply chain. The foregoing have in the past resulted and may in the future result in increased demand, prices, and cost of research.

•

Geopolitical instability, such as the ongoing conflicts in Ukraine and in Israel and the Gaza Strip, can disrupt international commerce and the global economy. It is not possible to predict the broader or longer-term consequences of such conflicts, or of the sanctions imposed to date, which could include further sanctions and counter-sanctions, embargoes, regional instability, retaliatory cyber-attacks, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates and financial markets. The potential effects of such conflicts include but are not limited to changes in laws and regulations affecting Peak Bio’s business, fluctuations in foreign currency markets, potential supply chain disruptions, inflationary pressures, and increased market volatility and uncertainty that could have an adverse impact on macroeconomic factors that affect Peak Bio’s business, future clinical trials, as well as the business or operations of its CROs, CDMOs, or other third parties with whom Peak Bio conducts business.

•

Similarly, disruption in operations or any third-party facilities on which they are dependent may affect Peak Bio’s collaboration and its ability to nominate an ADC candidate for further development and could create disruptions to resources, inability of workers to carry out their jobs effectively, disruptions to manufacturing, supply chains, including inability to travel.

Peak Bio or a future strategic partner depends on enrollment of patients in Peak Bio’s clinical trials for its product candidates. If Peak Bio or a future strategic partner is unable to enroll patients in Peak Bio’s clinical trials, or enrollment is slower than anticipated, in particular for Peak Bio’s product candidates with rare disease indications, research and development efforts could be adversely affected.

•	Successful and timely completion of clinical trials for Peak Bio’s product candidates will require that Peak Bio or a future strategic partner is able to enroll a sufficient number of patients.

•

Trials may be subject to delays as a result of the limited number of patients with the diseases that these product candidates target, patient enrollment taking longer than anticipated or patient withdrawal.

•	Peak Bio’s program(s) will compete with other companies in enrolling the same limited population of patients, which may further challenge its ability to timely enroll patients in its clinical trials.

•

Due to the small number of patients for any rare disease or tumor type, it may be difficult for Peak Bio to enroll a sufficient number of patients in its clinical trials for its product candidates with indications in rare diseases or enrollment for these product candidates may take significantly longer than Peak Bio anticipates.

•

There are an estimated 50,000 and 60,000 persons in North America and Europe, respectively, with the genotypes that Peak Bio intends to enroll in its clinical trials for Alpha-1 antitrypsin deficiency (“AATD”), the target indication for PHP-303.

•

Patient enrollment depends on many factors, including the size and nature of the patient population, eligibility criteria for the trial, the proximity of patients to clinical sites, the design of the clinical protocol, the availability of competing clinical trials, the availability of new drugs or biologics approved for the indication the clinical trial is investigating, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies.

•

These factors may make it difficult to enroll enough patients to complete clinical trials in a timely and cost-effective manner. For example, Peak Bio’s Phase 2 PHP-303 trial will recruit individuals with alpha-1 antitrypsin deficiency-related lung disease, who are potentially at greater risk from COVID-19 exposure.

•

Any future pandemic related situations and for example the past COVID-19 pandemic, or any future respiratory pathogen related pandemics could impact recruitment into Peak Bio’s or a strategic partner(s) Phase 2 alpha-1 antitrypsin deficiency study could be delayed.

•

Delays in the completion of any clinical trial of Peak Bio’s product candidates will increase its costs, slow down its development and approval of its product candidates, and delay or potentially jeopardize its ability to commence product sales and generate revenue.

•

In addition, some of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of Peak Bio’s product candidates.

•

Peak Bio may become exposed to costly and damaging liability claims, either when testing its product candidates in the clinic or at the commercial stage, and Peak Bio’s product liability insurance may not cover all damages from such claims.

•	Peak Bio, or a future strategic partner, may experience a delay in availability of drug product for PHP-303 due to lack of manufacturing capacity and/or raw materials at Peak Bio’s third-party CMO.

•

Peak Bio, or its future partners, may experience a delay in their ability to close and negotiate third-party partnerships or collaborations with CMOs, which may result in interruptions and delays in manufacturing activities, and missed milestones as a result of the government mandated “stay-at-home” guidelines; delay in responses from regulatory authorities in relation to approvals, amendments or other regulatory engagements required for Peak Bio’s ongoing development activities; supply chain interruptions; or diversion of CMO activities and raw materials to COVID-19 products, including restrictions imposed by various governments, causing delays to clinical trial supplies. Ultimately, these may result in lost revenue or delayed milestones from Peak Bio’s partnering activities.

Peak Bio’s business is subject to risks associated with conducting business internationally. Peak Bio sources research and development, manufacturing, consulting, and other services from companies based throughout the United States, the EU, and select Asian countries.

•

Accordingly, Peak Bio’s future results could be harmed by a variety of factors, including: economic weakness, including inflation, or political instability in varying economies and markets; differing regulatory requirements for drug approvals in non-European Union countries; differing jurisdictions could present different issues for securing, maintaining, or obtaining freedom to operate for Peak Bio’s intellectual property in such jurisdictions; potentially reduced protection for intellectual property rights; difficulties in compliance with non- US laws and regulations; changes in non-U.S. regulations and customs, tariffs, and trade barriers; changes in non-U.S. currency exchange rates of the USD and currency controls; changes in a specific country’s or region’s political or economic environment, trade protection measures, import or export licensing requirements or other restrictive actions by the USA or non-U.S. governments; differing reimbursement regimes and price controls in certain non-U.S. markets; negative consequences from changes in tax laws; compliance with tax, employment, immigration, and labor laws for employees living or traveling outside of the USA; business interruptions resulting from geo-political actions, including war and terrorism, health epidemics and other widespread outbreaks of contagious disease, or natural disasters, including earthquakes, typhoons, hurricanes, floods and fires; and business interruptions resulting from the recent COVID-19 pandemic or any other similar pandemic.

If Peak Bio’s future product candidates acquired or those derived or developed from its Peak Bio R&D Toxin and ADC Platform, continue in clinical trials, or are eventually initiated in clinical trials in human subjects, they may not demonstrate the combination of safety and efficacy necessary to become approvable or commercially viable.

•

For example, Peak Bio has not tested its Trop2 PH1 ADC nominated program or any other future nominated product candidates in human clinical trials. Peak Bio may ultimately discover that the product candidates it develops do not possess certain properties that it believes will be helpful for therapeutic effectiveness and safety.

•

Further, although Peak Bio’s PH1 toxin program has exhibited encouraging results in preclinical research, it may not demonstrate similar results in further research or exhibit the same properties in humans and may interact with human biological systems in unforeseen, ineffective, or harmful ways. As a result, Peak Bio may never succeed in developing a marketable product based on its PH1 based toxin programs or based on its overall Peak Bio R&D Toxin and ADC Platform, including its additional toxins PH5 and PH6.

•

If the product candidates resulting from Peak Bio’s PH1 based toxin programs from its Peak Bio R&D Toxin and ADC Platform or any of its potential future product candidates prove to be ineffective, unsafe or commercially unviable, Peak Bio’s entire pipeline could have little, if any, value, which could require it to change its focus and approach to R&D, which would have a material and adverse effect on its business, financial condition, results of operations and prospects.

Peak Bio’s product candidates are at an early stage of development, and Peak Bio may not be able to successfully develop and commercialize them.

•	Significant further research and development, financial resources and personnel will be required to develop commercially viable products and obtain regulatory approvals.

•

Much of Peak Bio’s efforts and expenditures over the next few years will be devoted to (Clinical) Trop2 PH1 ADC, (IND-enabling) and newly nominated ADC programs based on its PH1 toxin or any of its future toxins PH5, PH6 and with a reduced spend on developing but partnering of PHP-303.

•	These are Peak Bio’s only product candidates in preclinical development or clinical trials.

•	Peak Bio has no drugs that have received regulatory approval for commercial sale.

•	Peak Bio expects that none of its product candidates will be commercially available in the near term.

Peak Bio’s ability to commercialize its product candidates depends on first receiving FDA approval.

•

The future commercial success of Peak Bio’s product candidates will depend upon their acceptance by physicians, patients, and other key decision-makers as therapeutic and cost-effective alternatives to currently available products.

•

Because Peak Bio has very limited data to date regarding its product candidates, Peak Bio is unable to predict with any degree of certainty whether they will ever be approved by the FDA, the EMA, or comparable foreign authorities or if approved, will achieve market acceptance.

•	If Peak Bio fails to produce a commercially successful product, Peak Bio may not be able to earn sufficient revenues to continue its business without raising additional capital.

•	Peak Bio may continue to need significant amounts of additional capital and it cannot be sure that additional capital will be available to it.

•

Peak Bio has consumed limited amounts of cash to date but expect capital outlays and operating expenditures to significantly increase over the next several years as it hires additional employees, expand its infrastructure, and accelerate its preclinical development and clinical trial activities.

•	If adequate funds are not available to it, Peak Bio may be required to delay, reduce the scope of, or eliminate one or more of its development programs.

•	Peak Bio does not know whether additional financing will be available when needed, or that, if available, Peak Bio will obtain financing on terms favorable to it.

•

To the extent that Peak Bio raises additional funds through collaboration and licensing arrangements, Peak Bio may be required to relinquish some rights to its technologies or product candidates or grant licenses on terms that are not favorable to it.

•	Clinical trials for Peak Bio’s product candidates are expensive and time-consuming and their outcome is uncertain.

•

Before Peak Bio, or a strategic partner, can obtain regulatory approval for the commercial sale of any product candidate that Peak Bio wishes to develop, Peak Bio will be required to complete preclinical development, manufacturing, and extensive clinical trials in humans to demonstrate its safety and efficacy.

•	Each of these trials requires the investment of substantial expense and time.

•

Peak Bio is currently planning on partnering its most advanced product candidate PHP-303 and Peak Bio cannot predict the commencement of any future clinical trials at this point in time. The target indication is AATD.

•	There are numerous factors that could delay Peak Bio’s future clinical trials or prevent it from completing these trials successfully.

•

The length of time required to submit an investigational new drug application (IND) and get the approval from FDA to initiate clinical trials varies significantly and may be difficult to predict. This is true for other regulatory authorities as well.

•	Success in preclinical and early clinical trials does not ensure that large-scale trials will be successful, nor does it predict the final result.

•	Acceptable results in early trials may not be repeated in later trials.

•	It is not unknown for companies in the biotechnology/ pharmaceutical industry to have suffered setbacks in advanced clinical trials, even after having promising results in earlier trials.

•	Negative or inconclusive results or treatment-related adverse events during a clinical trial could cause it to be redone or terminated.

•

In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be redone or terminated. The length of time necessary to complete clinical trials and to submit a business license application (BLA) for marketing approval for a final decision by the FDA or another regulatory authority varies significantly and may be difficult to predict.

•

To date, Peak Bio has limited clinical data and have not seen any significant toxicity data however, trials in later stages may show or deem this program to not be safe or efficacious which would not allow it to obtain the requisite regulatory approvals for these product candidates or any other potential product candidates.

•

Because Peak Bio’s Trop2 PH1 ADC preclinical ADC program and PHP-303 clinical program are its only product candidates, and Peak Bio has decided to partner its clinical asset, any delays, or difficulties Peak Bio encounters may impact its ability to generate revenue.

Peak Bio is currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability, an ongoing military conflict between Russia and Ukraine, and high inflation. Peak Bio’s business, financial condition and results of operations could be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine, geopolitical tensions or high inflation.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions, which has led to high inflation globally. Peak Bio is continuing to monitor inflation, the situation in Ukraine and global capital markets and assessing the potential impacts on its business.

The global economy has been, and may continue to be, negatively impacted by Russia’s invasion of Ukraine. As a result of Russia’s invasion of Ukraine, the U.S., the European Union, the United Kingdom, and other G7 countries, among other countries, have imposed substantial financial and economic sanctions on certain industry sectors and parties in Russia. Broad restrictions on exports to Russia have also been imposed. These measures include: (i) comprehensive financial sanctions against major Russian banks; (ii) additional designations of Russian individuals with significant business interests and government connections; (iii) designations of individuals and entities involved in Russian military activities; and (iv) enhanced export controls and trade sanctions limiting Russia’s ability to import various goods. Russian military actions and the resulting sanctions could continue to adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for Peak Bio to obtain additional funds. Further, there are current geopolitical tensions with China. Recently, the Biden administration has signed multiple executive orders regarding China. One particular executive order titled Advancing Biotechnology and Biomanufacturing Innovation for a Sustainable, Safe, and Secure American Bioeconomy, signed on September 12, 2022, will likely impact the pharmaceutical industry to encourage U.S. domestic manufacturing of pharmaceutical products. Any additional executive orders or potential sanctions with China could materially impact Peak Bio’s manufacturing partners.

In addition, on October 7, 2023, Hamas militants and members of other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of terror attacks on civilian and military targets. Thereafter, Hamas launched extensive rocket attacks on Israeli population and industrial centers located along the Israeli border with the Gaza Strip. Shortly following the attack, Israel’s security cabinet declared war against Hamas and launched an aerial bombardment of various targets within the Gaza Strip. The Israeli government subsequently called for the evacuation of over one million residents of the northern part of the Gaza Strip and initiated ground operations in the Gaza Strip. It is possible that other terrorist and/or regional organizations will join the hostilities as well, including Hezbollah in Lebanon, and Palestinian military organizations in the West Bank, resulting in a widening of the conflict. The intensity and duration of Israel’s current war against Hamas is difficult to predict as are such war’s economic implications on the global economy.

Although Peak Bio’s business has not been materially impacted by these geopolitical tensions to date, it is impossible to predict the extent to which Peak Bio’s operations, or those of its suppliers and manufacturers, will be impacted in the short and long term, or the ways in which the conflict may impact Peak Bio’s business. The extent and duration of the conflict in Ukraine, geopolitical tensions, record inflation, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described herein.

Climate change or legal, regulatory or market measures to address climate change may negatively affect Peak Bio’s business, results of operations, cash flows and prospects.

Peak Bio believes that climate change has the potential to negatively affect its business and results of operations, cash flows and prospects. Peak Bio is exposed to physical risks (such as extreme weather conditions or rising sea levels), risks in transitioning to a low-carbon economy (such as additional legal or regulatory requirements, changes in technology, market risk and reputational risk) and social and human effects (such as population dislocations and harm to health and well-being) associated with climate change. These risks can be either acute (short-term) or chronic (long-term).

The adverse impacts of climate change include increased frequency and severity of natural disasters and extreme weather events such as hurricanes, tornados, wildfires (exacerbated by drought), flooding, and extreme heat. Extreme weather and sea-level rise pose physical risks to Peak Bio’s facilities as well as those of its suppliers. Such risks include losses incurred as a result of physical damage to facilities, loss or spoilage of inventory, and business interruption caused by such natural disasters and extreme weather events. Other potential physical impacts due to climate change include reduced access to high-quality water in certain regions and the loss of biodiversity, which could impact future product development. These risks could disrupt Peak Bio’s operations and its supply chain, which may result in increased costs.

New legal or regulatory requirements may be enacted to prevent, mitigate, or adapt to the implications of a changing climate and its effects on the environment. These regulations, which may differ across jurisdictions, could result in Peak Bio being subject to new or expanded carbon pricing or taxes, increased compliance costs, restrictions on greenhouse gas emissions, investment in new technologies, increased carbon disclosure and transparency, upgrade of facilities to meet new building codes, and the redesign of utility systems, which could increase Peak Bio’s operating costs, including the cost of electricity and energy used by it. Peak Bio’s supply chain would likely be subject to these same transitional risks and would likely pass along any increased costs to it.

Environmental, social and governance matters may impact Peak Bio’s business and reputation.

Governmental authorities, non-governmental organizations, customers, investors, external stakeholders and employees are increasingly sensitive to environmental, social and governance, or ESG, concerns, such as diversity and inclusion, climate change, water use, recyclability or recoverability of packaging, and plastic waste. This focus on ESG concerns may lead to new requirements that could result in increased costs associated with developing, manufacturing and distributing Peak Bio’s products, when applicable. Peak Bio’s ability to compete could also be affected by changing customer preferences and requirements, such as growing demand for more environmentally friendly products, packaging or supplier practices, or by failure to meet such customer expectations or demand. While Peak Bio strives to improve its ESG performance, it risks negative investor reaction, including from proxy advisory services, as well as damage to its brand and reputation, if Peak Bio does not act responsibly, or if Peak Bio is perceived to not be acting responsibly in key ESG areas, including equitable access to medicines and vaccines, product quality and safety, diversity and inclusion, environmental stewardship, support for local communities, corporate governance and transparency, and addressing human capital factors in Peak Bio’s operations. If Peak Bio does not meet the ESG expectations of its investors, customers and other stakeholders, Peak Bio could experience reduced demand for its products, loss of customers, and other negative impacts on its business and results of operations.

Risks Relating to Development, Clinical Testing, Manufacturing and Regulatory Approval

Prior to Peak Bio’s acquisition of PHP-303, Peak Bio is not involved in its development and, as a result, Peak Bio is dependent on Bayer Healthcare (“Bayer”) having accurately reported the results and correctly collected and interpreted the data from all clinical trials conducted prior to Peak Bio’s acquisition.

•

Peak Bio had no involvement with or control over PHP-303 CMC process development or pre-clinical and clinical development prior to its acquisition of PHP-303. Going forward, upon partnering the asset, Peak Bio may have no control on PHP-303 lots for phase 2, 3 and registrational clinical studies.

•

Peak Bio is dependent on Bayer having conducted their R&D in accordance with the applicable protocols and legal, regulatory, and scientific standards; having accurately reported the results of all clinical trials conducted prior to Peak Bio’s acquisition; and having correctly collected and interpreted the data from these trials.

•

To the extent that Bayer, or a future partner, has not done this, the clinical development, regulatory approval, or commercialization of Peak Bio’s product and future indications associated with this product may be adversely affected.

•	Interim “top-line”, preliminary and data from clinical trials that is announced or published from time to time may change subject to variation arising from different CMC/ manufacturing practices.

•

From time to time, Peak Bio’s future partner may publish interim “top-line” or preliminary data from its assets. Interim data from clinical trials that Peak Bio may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data becomes available.

•

Preliminary or “top-line” data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data Peak Bio has previously published.

•	As a result, interim and preliminary data should be viewed with caution until the final data are available.

•	Adverse differences or contradictory data could significantly harm Peak Bio’s profitability (milestones), reputation and its business prospects.

•

Peak Bio’s product candidates may have serious adverse, undesirable, or unacceptable side effects which may delay or prevent marketing approval or lead to the withdrawal of approval after it has been granted.

•

If such side effects are identified during the development of these product candidates or following approval, if any, Peak Bio may need to abandon its development of these product candidates, the commercial profile of any approved label may be limited, or Peak Bio may be subject to other significant negative consequences following marketing approval, if any.

•

Undesirable side effects that may be caused by PHP-303 or Peak Bio’s future named ADC candidates or toxins used internally, licensed out, acquired by third parties could cause it or regulatory authorities to interrupt, delay or halt clinical trials for it or for any of its future partners, collaborators or licensors and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA, or other comparable regulatory or foreign authorities.

•

PHP-303 has completed one or more clinical trials and in the trials conducted prior to Peak Bio’s ownership and following Peak Bio’s ownership, adverse events observed have included the following: for the two clinical trials conducted by pH Pharma, the most frequently documented treatment emergent adverse events occurred within the gastrointestinal disorders system organ class (14.0% of the 50 subjects dosed) with dyspepsia reported by 3 subjects (6.0% of 50 subjects dosed) and diarrhea, nausea, and vomiting reported by 2 subjects (4.0% each of the 50 randomized subjects). No serious adverse events or other significant adverse events were reported in the trials conducted by pH Pharma. Safety findings were consistent with the known safety profile of PHP-303, including gastrointestinal (“GI”) AEs which had been identified in the previous sponsor’s studies.

Peak Bio, or a future strategic partner, faces risks associated with the clinical development for Peak Bio’s future ADC nominated candidates that are currently in preclinical development.

•

Results of Peak Bio’s future clinical trials conducted by Peak Bio or a strategic partner, or results from clinical trials for other similar product candidates could reveal a high and unacceptable severity and prevalence of adverse side effects.

•

In such an event, Peak Bio’s trials could be suspended or terminated and the FDA, EMA, or other comparable foreign regulatory authorities could order it to cease further development of or deny approval of its product candidates for any or all targeted indications.

•

Drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete a trial or result in potential product liability claims. Additionally, if any of Peak Bio’s product candidates receives marketing approval and Peak Bio or others later identify undesirable or unacceptable side effects caused by these product candidates, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of any such product and require removal from the market;

•

regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies, specialty pharmacies and other pharmacy related distribution networks (for example, oncology therapies do have inherent risks and labeling considerations that in many instances require additional regulatory labeling requirements);

•

regulatory authorities may require a medication guide outlining the risks of such side effects for distribution to patients, or that Peak Bio implements a risk evaluation and mitigation strategy (a “REMS”) plan to ensure that the benefits of the product outweigh its risks;

•

Peak Bio may be required to change the way a product is administered, including changes in dosing regimens, frequency of dose, or reduction in dosing and may require it to conduct additional clinical trials or change the labeling of a product;

•	Peak Bio may be subject to limitations on how Peak Bio may promote the product leading to the potential for sales of the product may decrease significantly;

•

third-party private or government payors may not offer, or may offer inadequate, reimbursement coverage for Peak Bio’s product candidates, or reimbursement payments may be delayed or impossible to recover; and

•	Peak Bio may be subject to litigation or product liability claims; and its reputation may suffer.

•

Any of these events could prevent Peak Bio or any collaborators from achieving or maintaining market acceptance of Peak Bio’s product candidates or could substantially increase commercialization costs and expenses, which in turn could delay or prevent it from generating significant revenue from the sale of its product candidates.

•

Peak Bio’s preclinical nominated Trop2 PH1 ADC product candidate for which a target indication has yet to be determined may have known adverse effects of anti-Trop2 ADCs such as neutropenia and diarrhea exhibited by Trodelvy or stomatitis and interstitial lung disease seen for Datopotamab DXd, or may have entirely different or more severe toxicities due to a different payload. It is hard to predict how this may affect the future marketability of Trop2 PH1 ADC.

The success of Peak Bio’s current product candidates will depend on many factors, including the following:

•

Peak Bio may not be able to demonstrate that any of its current product candidates is safe and effective as a treatment for the targeted indications to the satisfaction of the applicable regulatory authorities;

•	the applicable regulatory authorities may require additional clinical trials of Peak Bio’s current product candidates, which would increase its costs and prolong development;

•

the results of clinical trials of Peak Bio’s current product candidates may not meet the level of statistical or clinical significance required by the applicable regulatory authorities for marketing approval;

•	the applicable regulatory authorities may disagree with the number, design, size, conduct, or implementation of Peak Bio’s planned and future clinical trials for Peak Bio’s current product candidates;

•	the CROs that Peak Bio retains to conduct clinical trials may take actions outside of Peak Bio’s control that materially adversely impact clinical trials for Peak Bio’s current product candidates;

•

the applicable regulatory authorities may not find the data from clinical trials sufficient to demonstrate that the clinical and other benefits of Peak Bio’s current product candidates outweigh their safety risks;

•	the applicable regulatory authorities may disagree with Peak Bio’s interpretation of data from it clinical trials or may require that it conducts additional trials;

•	the applicable regulatory authorities may not accept data generated at Peak Bio’s clinical trial sites;

•

if Peak Bio submits a BLA or NDA to the FDA, and it is reviewed by an advisory committee, the FDA may have difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of Peak Bio’s application or may recommend that the FDA require, as a condition of approval, additional pre-clinical studies or clinical trials, limitations on approved labeling, or distribution and use restrictions;

•	the applicable regulatory authorities may require development of a REMS plan as a condition of approval;

•

the applicable regulatory authorities may identify deficiencies in the product and process CMC development activities defining Peak Bio’s manufacturing processes or facilities of Peak Bio’s third-party manufacturers;

•	the applicable regulatory authorities may change their approval policies or adopt new regulations;

•

through Peak Bio’s clinical trials, Peak Bio may discover factors that limit the commercial viability of its current product candidates or make the commercialization of any of its current product candidates unfeasible; and

•

if approved, acceptance of Peak Bio’s current product candidates by patients, the medical community, and third-party payors; Peak Bio’s ability to compete with other therapies to treat certain oncology indications, AATD, acute respiratory distress syndrome, nonalcoholic steatohepatitis or other future indications of interest;

•	continued acceptable safety profiles following approval of Peak Bio’s current product candidates; and

•	Peak Bio’s ability to qualify for, maintain, enforce, and defend its intellectual property rights and claims.

Peak Bio or a future strategic partner may choose to, or may be required to, suspend, repeat, or terminate Peak Bio’s clinical trials if they are not conducted in accordance with regulatory requirements, the results are negative or inconclusive or the trials are not well designed.

•

Clinical trials must be conducted in accordance with the FDA’s Good Clinical Practices (“GCP”) and are subject to oversight by the FDA and institutional review boards at the medical institutions where the clinical trials are conducted.

•	In addition, clinical trials must be conducted with product candidates produced under the FDA’s Good Manufacturing Practices (“GMP”), and may require large numbers of test patients.

•	Clinical trials may be suspended by the FDA at any time if the FDA finds deficiencies in the conduct of these trials or it is believed that these trials expose patients to unacceptable health risks.

•	In addition, Peak Bio or the FDA might delay or halt Peak Bio’s clinical trials of a product candidate for various reasons, including:

•	the product candidate may have unforeseen adverse side effects;

•	the time required to determine whether the product candidate is effective may be longer than expected;

•	fatalities arising during a clinical trial due to medical problems that may not be related to clinical trial treatments;

•	the product candidate may not appear to be more effective than standard of care therapies;

•	insufficient statistical power due to significant patient dropout or crossover to other therapies;

•	insufficient patient enrollment in the clinical trials; or

•	Peak Bio may not be able to produce sufficient quantities of the product candidate to complete the trials.

•	Furthermore, the process of obtaining and maintaining regulatory approvals for new therapeutic products is lengthy, expensive, and uncertain.

•	It can vary substantially, based on the type, complexity and novelty of the product involved.

•

Accordingly, Peak Bio’s current product candidates or any of its other future product candidates could take a significantly longer time to gain regulatory approval than Peak Bio expects or may never gain approval, which would have a significant adverse impact on Peak Bio’s business and results of operations.

Peak Bio is subject to environmental and other risks.

•

Peak Bio uses certain hazardous materials in connection with its research and manufacturing activities. In the event such hazardous materials are stored, mishandled, incorrectly disposed, or accidentally released into the environment in violation of law or any permit, Peak Bio could be subject to loss of its permits, government fines or penalties and/or other adverse governmental or private actions.

•

The levy of a substantial fine or penalty, the payment of significant environmental remediation costs or the loss of a permit or other authorization to operate or engage in Peak Bio’s ordinary course of business could materially adversely affect its business.

•

Peak Bio currently leases facilities in California built above an underground water table, that may be subject to continuing moisture and mold mitigation that may put sensitive and expensive lab equipment and facilities at risk and may reduce their operational lives, require frequent decontamination and recertification cycles to maintain operationality. Together with strict local environmental laws, Peak Bio may be forced to shut down operations for significant periods of time. As Peak Bio grows, it may seek out other nearby facilities that are prone to similar and/or other environmental issues and resultant impact is unknown at this juncture but could pose future risks which may require it to pay significant clean-up or other costs in order to maintain its operations on those properties. Such events include, but are not limited to, changes in environmental laws, discovery of new contamination, or unintended exacerbation of existing contamination. The occurrence of any such event could materially affect Peak Bio’s ability to continue its business operations on those properties.

Risks Relating to Peak Bio’s Dependence on Third Parties

Peak Bio relies, and expects to continue to rely, on third parties, including independent investigators and CROs, to conduct its clinical trials.

•

If these CROs do not successfully carry out their contractual duties or meet expected deadlines, Peak Bio may not be able to obtain regulatory approval for or commercialize its product candidates, or such approval or commercialization may be delayed, and its business could be substantially harmed.

•

For PHP-303 in clinical trials, Peak Bio relies on drug products that were produced and vialed by its contract manufacturers. For the foreseeable future, Peak Bio will continue to rely on contract manufacturers to produce sufficient quantities of its product candidates for use in its clinical trials.

•	Contract manufacturers have a limited number of facilities in which Peak Bio’s product candidates can be produced.

•	Contract manufacturers may not perform or may discontinue their business for the time required by Peak Bio to successfully produce and market Peak Bio’s product candidates.

•	Peak Bio has relied upon and plans to continue to rely upon independent clinical investigators and CROs to conduct its clinical trials and to monitor and manage data for its ongoing clinical programs.

•	Peak Bio relies on these parties for the execution of its clinical trials and control only certain aspects of these parties’ activities.

•

Nevertheless, Peak Bio is responsible for ensuring that each of its studies and trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and Peak Bio’s reliance on these third parties does not relieve it of its regulatory responsibilities. Such standards may change, affecting the ability of contract manufacturers to produce Peak Bio’s product candidates on the schedule it require for its clinical trials.

•	Peak Bio’s contract manufacturers may be subject to existing and new environmental compliance related legislation that may adversely impact Peak Bio’s expenses or its timelines.

•

Peak Bio and its independent investigators and CROs are required to comply with GxP requirements, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the EEA, and comparable foreign regulatory authorities for all of Peak Bio’s product candidates in clinical development. Regulatory authorities enforce these GxP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. At any point in time, the FDA may revoke or suspend the license of Peak Bio’s contract manufacturer for failure to maintain standards resulting in business losses for it.

•

If Peak Bio fails to exercise adequate oversight over any of its independent investigators or CROs or if Peak Bio or any of its independent investigators or CROs fail to comply with applicable GxP requirements, the clinical data generated in Peak Bio’s clinical trials may be deemed unreliable and the FDA, the EMA, or foreign regulatory authorities may require Peak Bio to perform additional clinical trials before approving its marketing applications. Peak Bio cannot assure you that upon a regulatory inspection of it or Peak Bio’s independent investigators or CROs, such regulatory authority will determine that any of Peak Bio’s clinical trials complies with GxP requirements. Peak Bio’s failure to comply with these regulations may require it to repeat clinical trials, which would delay the regulatory approval process.

•

Further, these independent investigators and CROs are not Peak Bio’s employees and Peak Bio is not able to control, other than by contract, the amount of resources, including time, which they devote to Peak Bio’s clinical trials.

•

If Peak Bio’s independent investigators or CROs fail to devote sufficient resources to the development of Peak Bio’s product candidates, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of Peak Bio’s product candidates.

•

In addition, the use of third-party service providers requires Peak Bio to disclose its proprietary information to these parties, which could increase the risk that this information is misappropriated.

•

If any of Peak Bio’s relationships with its independent investigators or CROs terminate, Peak Bio may not be able to enter into arrangements with alternative independent investigators or CROs or to do so on commercially reasonable terms.

•	Switching or adding additional investigators or CROs involves additional cost and potential delays and requires Peak Bio’s management’s time and focus.

•

In addition, there is a natural transition period when a new independent investigator or CRO commences work. As a result, delays could occur, which could materially impact Peak Bio’s ability to meet its desired clinical development timelines.

•

If Peak Bio’s independent investigators or CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to a failure to adhere to Peak Bio’s clinical protocols, regulatory requirements, or for other reasons, Peak Bio’s clinical trials may be extended, delayed, or terminated and Peak Bio may not be able to obtain regulatory approval for or successfully commercialize its product candidates.

•	As a result, Peak Bio’s results of operations and the commercial prospects for its product candidates would be harmed, its costs could increase and its ability to generate revenue could be delayed.

Manufacturing biotherapeutics, especially ADCs, is difficult and complex, and requires facilities specifically designed and validated for this purpose and Peak Bio will use Contract Development Manufacturing Organizations (“CDMOs”) through various contract-manufacturing arrangements.

•

Peak Bio currently relies on third-party CDMOs for the production of clinical supply of its product candidates and intend to rely on CDMOs for the production of commercial supply of its product candidates, if approved. Peak Bio’s dependence on CDMOs may impair the development of its product candidates and may impair the commercialization of its product candidates, which would adversely impact its business and financial position.

•	Peak Bio has limited personnel with experience in manufacturing and CMC development requirements and it does not own facilities for manufacturing its product candidates.

•

Instead, Peak Bio relies on and expect to continue to rely on CDMOs for the supply of cGMP grade clinical trial materials, performance of process and product development activities to facilitate supply of commercial quantities of its product candidates.

•

If approved, reliance on CDMOs may expose Peak Bio to more risk than if it was to manufacture its product candidates by itself. However, the shortage of, and diversion of, certain raw material supplies due to the COVID-19 pandemic response have demonstrated that both internal and external manufacturing activities have been subject to disruption and risk.

•	Bayer previously provided clinical supplies for PHP-303 and certain transitional services.

•	Peak Bio has transitioned the clinical supply manufacture for these product candidates to CDMOs while demonstrating the manufactured product is equivalent to the Bayer form.

•	Peak Bio will follow all relevant regulatory guidance for the development and manufacture of its products.

•	Given Peak Bio’s preclinical oncology candidates are derived from mammalian cell culture, all requirements for prevention of adventitious agents are followed.

•

While Peak Bio provides oversight of manufacturing activities, it does not and will not control the execution of its manufacturing activities by, and are or will be essentially dependent on, its CDMOs for compliance with cGMP requirements for the manufacture of its product candidates.

•	Peak Bio aims to minimize this risk by entering into quality agreements, by auditing the CDMOs and by ongoing review of all activities linked to product manufacture.

•	Due to this dependence on CDMOs, Peak Bio is potentially subject to the risk that its product candidates may have manufacturing defects that it has limited ability to prevent.

•

If a CDMO cannot successfully manufacture material that conforms to Peak Bio’s specifications and the regulatory requirements it may delay ongoing clinical studies as Peak Bio will not be able to secure or maintain regulatory approval for the use of its investigational medicinal product candidates in clinical trials, or for commercial distribution of its product candidates, if approved.

•

In addition, while Peak Bio has limited direct control over the ability of its CDMOs to maintain adequate quality control, quality assurance and qualified personnel, Peak Bio aims to maintain control through the use of quality agreements and manufacturing supply agreements.

•

If the FDA, the EMA, or the comparable foreign regulatory authority does not approve these facilities for the manufacture of GMP certified products including Peak Bio’s product candidates or if it withdraws any such approval in the future, Peak Bio may need to find alternative manufacturing facilities, which would delay Peak Bio’s development program and significantly impact its ability to develop, obtain regulatory approval for or commercialize its product candidates, if approved.

•

In addition, any failure to achieve and maintain compliance with these laws, regulations and standards could subject Peak Bio to the risk that it may have to suspend the manufacturing of its product candidates or that obtained approvals could be revoked.

•	Furthermore, CDMOs may breach existing agreements they have with Peak Bio because of factors beyond Peak Bio’s control.

•	They may also terminate or refuse to renew their agreement at a time that is costly or otherwise inconvenient for it.

•

In addition, Peak Bio’s preclinical oncology candidate(s) are biologics and the manufacture of biologics involves expensive and complex processes and worldwide capacity at CDMOs for the manufacture of biologics is currently limited.

•

Chemical synthetic routes for toxins are complex multistep processes and CDMOs may find it difficult or be unable to reproduce Peak Bio’s processes at a larger scale. Yield loss at each step could result in wastage of expensive raw material intermediates and make it difficult to manufacture sufficient quantities of toxin.

•

The number of CDMOs that can perform all ADC services- process development, manufacture an antibody, a linker-toxin, perform large-scale conjugations and perform necessary analytical quality control evaluations are few and heavily sought after.

•

There are a designated number of manufacturing slots that a CDMO facility can support per year in between manufacturing and disinfecting cycles. Due to demand, these slots must be reserved months ahead of time, and if for any reason (e.g., supply chain issues) Peak Bio cannot use its reserved slot, Peak Bio may have to bear additional costs, in addition to lost time.

•	The number of CDMOs that can fill-finish a toxic biologic with cytotoxic properties is limited.

•

In addition, Peak Bio may need to record period charges associated with manufacturing or inventory failures or other production-related costs that are not absorbed into inventory or incur costs to secure additional sources of capacity.

•

Furthermore, there are inherent uncertainties associated with forecasting future demand, especially for newly introduced products of ours, and consequently Peak Bio may over or underestimate its own demands resulting in losses.

•

To maintain an adequate future supply to keep up with the potential for a growing demand for Peak Bio’s future products, Peak Bio will need to contract with CDMOs well in advance of any future product launch(s) and will need to maintain and ensure a state of regulatory compliance at all Peak Bio’s CDMO production sites.

•

If Peak Bio for any reason fail to obtain future capacity enhancements on schedule, fail to operate at or near capacity, fail to maintain a state of regulatory compliance, or if actual demand significantly exceeds its future internal forecasts, Peak Bio may be unable to maintain an adequate supply of its product to meet all demand.

•

Furthermore, certain of Peak Bio’s raw materials (Intermediates) and supplies required for the future production of its future products Peak Bio make for itself, or future collaborators, may only be available only through sole source suppliers (the only recognized supplier available to us) or single source suppliers (the only approved supplier for Peak Bio among other sources), and such raw materials cannot be obtained from other sources without significant delay or at all.

•

If such sole source or single source suppliers were to limit or terminate production or otherwise fail to supply these materials for any reason, such failures could also have a material adverse impact on Peak Bio’s future product sales and Peak Bio’s business operations.

•

Any prolonged interruption in the operations of Peak Bio’s contractors’ manufacturing facilities could result in cancellations of shipments, loss of product in the process of being manufactured, or a shortfall or stock-out of available product for clinical trials or other research activities, any of which could have a material adverse impact on its business. A number of factors could cause prolonged interruptions, including:

•	the inability of a supplier to provide raw materials used for manufacture of Peak Bio’s products;

•	equipment obsolescence, malfunctions or failures;

•	product contamination problems;

•

damage to a facility, labs, offices due to natural disasters (e.g., earthquakes can pose a particular risk to Peak Bio’s California facilities which are located in areas where earthquakes could occur);

•	changes in FDA regulatory requirements or standards that require modifications to Peak Bio’s manufacturing processes;

•	action by the FDA or by Peak Bio that results in the halting or slowdown of production of one or more of Peak Bio’s products due to regulatory issues;

•	a contract manufacturer going out of business or failing to produce product as contractually required; and

•	other similar factors.

Because manufacturing processes and those of Peak Bio’s contractors are highly complex and are subject to a lengthy FDA approval process, alternative qualified production capacity may not be available on a timely basis or at all. Difficulties or delays in Peak Bio’s or Peak Bio’s contractors’ manufacturing and supply of existing or new products could increase Peak Bio’s costs, cause it to lose revenue or market share, damage its reputation and could result in a material adverse effect on its product sales, financial condition, and results of operations.

•

This situation has been exacerbated in the recent past due to the additional constraints caused by the priority given to the manufacture of COVID-19 therapeutics and vaccines, and the resultant decrease in available CDMO capacity.

•

CDMO capacity in relation to the manufacture of clinical trial and commercial supplies is a key focus and most likely means additional CDMO capacity will be a future priority to secure sufficient supplies.

•

If Peak Bio or Peak Bio’s partners were unable to find an acceptable CDMO within a reasonable timeframe, Peak Bio’s clinical trials could be delayed or its commercial activities could be negatively impacted.

•	Peak Bio relies on and will continue to rely on CDMOs to purchase from third-party suppliers the raw materials meeting its specifications that are necessary to produce its product candidates.

•

Peak Bio does not and will not have control over the process or timing of the acquisition of these raw materials by Peak Bio’s CDMOs. Moreover, Peak Bio currently does not have any agreements for the production of these raw materials. Supplies of raw material could be interrupted from time to time and Peak Bio cannot be certain that alternative supplies could be obtained within a reasonable timeframe, at an acceptable cost, or at all.

•

In addition, a disruption in the supply of raw materials could delay the commercial launch of Peak Bio’s product candidates, if approved, or result in a shortage in supply, which would impair Peak Bio’s ability to generate revenues from the sale of its product candidates.

•

Growth in the costs and expenses of raw materials and intermediates may also impair Peak Bio’s ability to cost effectively manufacture its product candidates. There are a limited number of suppliers for the raw materials that Peak Bio may use to manufacture its product candidates and Peak Bio may need to assess alternate suppliers to prevent a possible disruption of the manufacture of its product candidates.

•

The recent restrictions imposed by various governments, including the United States, United Kingdom, and EU, among others, on use of certain raw materials required for the manufacture of therapeutics and vaccines in response to the current COVID-19 pandemic has demonstrated this vulnerability.

•	This vulnerability, for not only Peak Bio but other companies large and small, likely will continue in the coming months or years given the pandemic situation.

•	Peak Bio relies on its CDMOs to conduct all product and process development activities necessary to support regulatory submissions.

•

These activities are critical to meeting the regulatory expectations and if these studies are not considered adequate by FDA, the EMA or comparable foreign regulatory authority then significant delays could be encountered as a result.

•

This risk is mitigated by following all relevant guidance’s and using staff knowledge and previous experience to guide the product and process development programs but is still a potential risk of regulatory non-compliance.

•	Finding new CDMOs or third-party suppliers involves additional cost and requires Peak Bio’s management’s time and focus.

•	In addition, there is typically a transition period when a new CDMO commences work.

•

Although Peak Bio generally does not begin a clinical trial unless its believes it has on hand, or will be able to obtain, a sufficient supply of its product candidates to complete the clinical trial, any significant delay in the supply of Peak Bio’s product candidates or the raw materials needed to produce its product candidates, could considerably delay conducting its clinical trials and potential regulatory approval of its product candidates.

•	As part of their manufacture of Peak Bio’s product candidates, Peak Bio’s CDMOs and third-party suppliers are expected to comply with and respect the proprietary rights of others.

•

If a CDMO or third-party supplier fails to acquire the proper licenses or otherwise infringes the proprietary rights of others in the course of providing services to Peak Bio, Peak Bio may have to find alternative CDMOs or third-party suppliers or defend against claims of infringement, either of which would significantly impact Peak Bio’s ability to develop, obtain regulatory approval for or commercialize its product candidates, if approved.

•	Peak Bio intends to enter into strategic relationships with third parties, based on a product-by-product assessment, for the development of some of its product candidates.

•	If Peak Bio fails to enter into these arrangements, its business, development and commercialization prospects could be adversely affected.

•	Peak Bio’s development program for its product candidates, particularly as it enters late-stage development for some of its product candidates, will require substantial additional funds.

•	Peak Bio may potentially enter into strategic relationships with pharmaceutical, biopharmaceutical or other partners for the continued development of its product candidates.

•	Alternatively, Peak Bio may seek to sell or out-license one or more of its product candidates.

•

The types of development arrangements referred to above are complex and time-consuming to negotiate and document, and Peak Bio may not be able to enter into these arrangements on favorable terms or at all.

•	In addition, Peak Bio faces significant competition from other companies in seeking out these types of development arrangements.

•

If Peak Bio is successful in entering into such an arrangement, Peak Bio will be subject to other risks, including its inability to control the amount of time and resources the third party will dedicate to its product candidates, financial or other difficulties experienced by such third party, relinquishing important rights to such third party, and the arrangement failing to be profitable to it.

•

If Peak Bio is unable to enter into an appropriate arrangement for the development of its product candidates, Peak Bio may have to reduce, delay, or terminate the development of such product candidates.

•

Peak Bio could also seek to sell or out-license one or more of its product candidates. If Peak Bio, instead, decides to increase its expenditure to fund development activities on its own, Peak Bio will need to obtain additional capital, which may not be available to it on acceptable terms or at all. As a result, Peak Bio’s business may be substantially harmed.

In some circumstances Peak Bio may rely on current and future collaborators to assist in its R&D activities. If any of Peak Bio’s partners do not satisfy their obligations under Peak Bio’s agreements with them, or if they terminate Peak Bio’s licenses, partnerships, or collaborations with them, Peak Bio may not be able to develop or commercialize its licensed or partnered product candidates as planned.

•	Peak Bio’s existing relationship with Bayer for PHP-303 (formally BAY 85-8501) granted it assignment, license, development and commercialization rights that Peak Bio entered into in 2017.

•	Peak Bio intends to continue to develop alliances with third party collaborators to develop and market its current and future product candidates.

•

Peak Bio may not be able to locate or attract third party collaborators to license to, develop, and market other product candidates and Peak Bio may lack the capital and resources necessary to develop all its product candidates alone.

•

If Peak Bio’s collaborators do not prioritize and commit substantial resources to programs associated with its product candidates in timely fashion, Peak Bio may be unable to commercialize its product candidates, which would limit its ability to generate revenue and become profitable.

•

Peak Bio’s partner(s) might not fulfill all of their obligations under these agreements, and in certain circumstances including its licensing agreement with, they or Peak Bio may terminate its partnerships with them.

•

In either event, Peak Bio may be unable to assume the development and commercialization responsibilities covered by these agreements or enter into alternative arrangements with a third-party to develop and commercialize product candidates.

•

If a future partner elected to promote alternative products and product candidates such as its own products and product candidates in preference to those licensed with Peak Bio, does not devote an adequate amount of time and resources to Peak Bio’s product candidates or is otherwise unsuccessful in its efforts with respect to Peak Bio’s product candidates, the development and commercialization of product candidates covered by the agreements could be delayed or terminated and Peak Bio’s business and financial condition could be materially and adversely affected.

•	Accordingly, Peak Bio’s ability to receive any revenue from future product candidates’ collaboration covered by these future agreements is dependent on the efforts of Peak Bio’s future partners.

•

If a future partner terminates or breaches its agreements with Peak Bio, otherwise fails to complete its obligations in a timely manner or alleges that Peak Bio has breached its contractual obligations under these agreements, the chances of successfully developing or commercializing product candidates under the collaboration could be materially and adversely affected.

•

Peak Bio could also become involved in disputes with a future or current partner, which could lead to delays in or termination of its development and commercialization programs and time-consuming and expensive litigation or arbitration. Furthermore, termination of an agreement by a partner could have an adverse effect on the share price.

Risks Relating to Intellectual Property

Peak Bio relies on patents and other intellectual property rights to protect its product candidates, the obtainment, enforcement, defense, and maintenance of which may be challenging and costly. Failure to enforce or protect these rights adequately could harm its ability to compete and impair its business.

•

Peak Bio’s commercial success depends in part on obtaining and maintaining patents and other forms of intellectual property protection, for example, for compositions-of-matter of its product candidates, formulations of its product candidates, analogs of its toxins, linkers or antibodies, methods used to manufacture its product candidates, methods for manufacturing of the final drug product candidates, and methods of using its product candidates for the treatment of the indications it is developing or plan to develop, or on in-licensing such rights.

•

Peak Bio’s patent portfolio comprises patents and patent applications which cover its PHP-303 product candidate from which the licenses were exclusively purchased from Bayer and their respective assignments of those patents and patent applications which Peak Bio acquired from Bayer have been registered with the relevant authorities in key territories.

•

Peak Bio’s other patent portfolio includes a series of patents covering its intellectual property rights around its PH1 payload (PCT/US2018/051721 {Publication No. WO2019060398A1}). Peak Bio has filed a patent covering PH1 diasteromers, novel Trop2 antibodies, and composition of matter claims for Trop2 ADCs employing the PH1 payload (PCT/US2024/024997), and will continue to file patents highlighting PH1’s immunostimulatory properties, and ability to combine with checkpoint blockade.

•

There is no assurance that Peak Bio’s pending patent applications will result in issued patents, or if issued as patents, will include claims with sufficient scope of coverage to protect Peak Bio’s product candidates, or that any pending patent applications will be issued as patents in a timely manner.

•

Further, the patent prosecution process is expensive and time-consuming and Peak Bio or Peak Bio’s licensors may not be able to prepare, file and prosecute all necessary or desirable patent applications for a commercially reasonable cost or in a timely manner or in all jurisdictions.

•

It is also possible that Peak Bio or Peak Bio’s licensors may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection for them.

•

Moreover, depending on the terms of any future in-licenses to which Peak Bio may become a party, Peak Bio may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology in-licensed from third parties. Therefore, these patents and patent applications may not be prosecuted and enforced in a manner consistent with the best interests of Peak Bio’s business.

The issuance, scope, validity, enforceability, and commercial value of Peak Bio’s and Peak Bio’s current or future licensors’ patent rights are highly uncertain.

•

Peak Bio’s and Peak Bio’s licensors’ pending and future patent applications may not result in issued patents that protect Peak Bio’s technology or product candidates, in whole or in part, or that effectively prevent others from commercializing competitive technologies and product candidates.

•

The patent examination process may require Peak Bio or its licensors to narrow the scope of the claims of Peak Bio’s or Peak Bio’s licensors’ pending and future patent applications, which may limit the scope of patent protection that may be obtained, and Peak Bio cannot assure that all of the potentially relevant prior art relating to its patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent application from being issued as a patent.

•

Even if patent applications do successfully issue as patents and even if such patents cover Peak Bio’s product candidates, third parties may initiate an opposition, interference, reexamination, post grant review, inter partes review, nullification or derivation action in courts or before patent offices, or similar proceedings challenging the validity, enforceability, or scope of such patents, which may result in the patent claims being narrowed or invalidated.

•

Peak Bio’s and Peak Bio’s licensors’ patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent is issued from such patent applications, and then only to the extent the issued claims cover the technology. And because patent applications are confidential for a period of time after filing, and some remain so until issued, Peak Bio cannot be certain that it or its licensors were the first to file any patent application related to Peak Bio’s product candidates.

•

Furthermore, in the United States, if third parties have filed such patent applications on or before March 15, 2013, the date on which the United States changed from a first to invent to a first to file patent system, an interference proceeding can be initiated by such third parties to determine who was the first to invent any of the subject matter covered by the patent claims of Peak Bio’s applications.

•

If third parties have filed such applications after March 15, 2013, a derivation proceeding can be initiated by such third parties to determine whether Peak Bio’s invention was derived from such third parties’ product candidates, and even where Peak Bio has a valid and enforceable patent, Peak Bio may not be able to exclude others from practicing its invention where the other party can show that they used the invention in commerce before its filing date or the other party benefits from a compulsory license.

With respect to certain patents, Peak Bio enjoys only limited geographical protection, and as a consequence Peak Bio may not be able to protect its intellectual property rights throughout the world.

•

It would be prohibitively expensive to file and prosecute patent applications and maintain and defend patents covering Peak Bio’s product candidates in all countries throughout the world and competitors may use the technologies of Peak Bio and Peak Bio’s licensors in jurisdictions where Peak Bio has not obtained patent protection to develop their competitor’s own product candidates and, further, may export otherwise infringing product candidates to territories where Peak Bio and Peak Bio’s licensors have patent protection, but enforcement rights are not as strong as that in the United States or Europe.

•

As a result, these product candidates may compete with Peak Bio’s product candidates, and the patents or other intellectual property rights of Peak Bio and Peak Bio’s licensors may not be effective or sufficient to prevent them from competing.

•

Further, Peak Bio may decide to abandon national and regional patent applications before grant. The examination of each national or regional patent application is an independent proceeding. As a result, patent applications in the same family may issue as patents in some jurisdictions, such as in the United States, but may issue as patents with claims of different scope or may even be refused in other jurisdictions, such as in China, which has different requirements for patentability and it is also quite common that depending on the country, the scope of patent protection may vary for the same product or technology.

•

As maintaining patents in multiple countries over their lifetimes (usually a period of 20 years) is expensive, Peak Bio may decide to abandon granted national and regional patent applications for financial considerations, or, strategically, when projects are reprioritized, or for any other reason. In hindsight, these decisions may hurt Peak Bio, and Peak Bio’s revenue stream from licensing activities, and ultimately profitability.

•

In addition, the laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or rules and regulations in the United States, The UK and Europe, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions.

•

The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, which could make it difficult for Peak Bio to stop the infringement of its patents or marketing of competing product candidates in violation of its proprietary rights generally.

•

Proceedings to enforce Peak Bio’s patent rights in other jurisdictions, whether or not successful, could result in substantial costs and divert Peak Bio’s efforts and attention from other aspects of its business, could put Peak Bio’s patents at risk of being invalidated or interpreted narrowly and Peak Bio’s patent applications at risk of not issuing as patents, and could provoke third parties to assert claims against it. Should Peak Bio seek legal redress, Peak Bio may not prevail or if it does prevail, the damages or other remedies awarded may not be meaningful.

•

As a result, Peak Bio’s efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Peak Bio develops or licenses.

•

While Peak Bio intends to protect its intellectual property rights in its expected significant markets, Peak Bio cannot ensure that it will be able to initiate or maintain similar efforts in all jurisdictions in which it may wish to market its product candidates.

•

Accordingly, Peak Bio’s efforts to protect its intellectual property rights in such countries may be inadequate, which may have an adverse effect on its ability to successfully commercialize its product candidates in all of its expected significant foreign markets.

•

If Peak Bio or Peak Bio’s licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for its business in such jurisdictions, the value of these rights may be diminished, and Peak Bio may face additional competition from others in those jurisdictions.

•

Another risk Peak Bio faces is that some countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties and some countries limit the enforceability of patents against government agencies or government contractors. As a result, in those countries, the patent owner may have limited remedies, which could materially diminish the value of such patents.

Peak Bio’s intellectual property rights may not adequately protect its technologies and product candidates and may not necessarily address all potential threats to its competitive advantage.

•

The degree of protection afforded by Peak Bio’s intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect its business, or permit Peak Bio to maintain its competitive advantage. For example:

•

others may be able to make compounds that are the same as or similar to Peak Bio’s product candidates but that are not covered by the claims of the patents that Peak Bio owns or has exclusively licensed;

•	the patents of third parties may impair Peak Bio’s ability to develop or commercialize its product candidates;

•	the patents of third parties may be extended beyond the expected patent term and thus may impair Peak Bio’s ability to develop or commercialize its product candidates;

•

Peak Bio or Peak Bio’s licensors or any future strategic collaborators might not have been the first to conceive or reduce to practice the inventions covered by the issued patents or pending patent applications that Peak Bio owns or has exclusively licensed;

•

Peak Bio or Peak Bio’s licensors or any future strategic collaborators might not have been the first to file patent applications covering Peak Bio’s inventions, Peak Bio’s product candidates, or uses of the product candidates in the indications under Peak Bio’s development or to be developed;

•	it is possible that the pending patent applications that Peak Bio owns or has exclusively licensed may not lead to issued patents;

•

issued patents that Peak Bio owns or has exclusively licensed may not provide it with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by Peak Bio’s competitors;

•

issued patents that Peak Bio owns or has exclusively licensed may not provide coverage for all aspects of Peak Bio’s product candidates in all countries, such as for uses of its product candidates in the indications under its development or to be developed;

•	others may independently develop similar or alternative technologies or duplicate any of Peak Bio’s technologies without infringing its intellectual property rights;

•

Peak Bio’s competitors might conduct research and development activities in countries where Peak Bio does not have patent rights and then use the information learned from such activities to develop competitive product candidates for sale in Peak Bio’s major commercial markets;

•	others performing manufacturing or testing for Peak Bio using Peak Bio’s product candidates or technologies could use the intellectual property of others without obtaining a proper license; or

•	Peak Bio’s or Peak Bio’s licensors’ inventions or technologies may be found to be not patentable; and Peak Bio may not develop additional technologies that are patentable.

•

Peak Bio may become subject to third parties’ claims alleging infringement of third-party patents and proprietary rights, or Peak Bio may be involved in lawsuits to protect or enforce its patents and other proprietary rights, which could be costly and time consuming, delay or prevent the development and commercialization of its product candidates, or put its patents and other proprietary rights at risk.

Peak Bio’s commercial success depends, in part, upon its ability to develop, manufacture, market, sell and partner its product candidates without alleged or actual infringement, misappropriation, or other violation of the patents and proprietary rights of third parties. Litigation relating to patents and other intellectual property rights in the biopharmaceutical and pharmaceutical industries is common, including patent infringement lawsuits and interferences, oppositions, and reexamination proceedings before the U.S. Patent and Trademark Office, and foreign patent offices.

•

The various markets in which Peak Bio plans to operate are subject to frequent and extensive litigation regarding patents and other intellectual property rights. In addition, many companies in intellectual property-dependent industries, including in the biopharmaceutical and pharmaceutical industries, have employed intellectual property litigation as a means to gain an advantage over their competitors.

•	Numerous U.S., European, and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which Peak Bio is developing product candidates.

•

Some claimants may have substantially greater resources than Peak Bio has and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than Peak Bio could.

•

In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target Peak Bio. As the biopharmaceutical and pharmaceutical industries expand and more patents are issued, the risk increases that Peak Bio’s product candidates may be subject to claims of infringement of the intellectual property rights of third parties.

•

Peak Bio may be subject to third-party claims including infringement, interference or derivation proceedings, post-grant review and inter partes review before the USPTO, or similar adversarial proceedings or litigation in the U.S. and other jurisdictions.

•

Even if Peak Bio believes such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable, and infringed, and the holders of any such patents may be able to block Peak Bio’s ability to commercialize the applicable product unless Peak Bio obtained a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable.

•

Similarly, if any third-party patents Peak Bio are held by a court of competent jurisdiction to cover aspects of Peak Bio’s compositions, formulations, or methods of treatment, prevention, or use, the holders of any such patents may be able to block Peak Bio’s ability to develop and commercialize the applicable product unless Peak Bio obtained a license or until such patent expires or is finally determined to be invalid or unenforceable.

•	In addition, defending such claims would cause Peak Bio to incur substantial expenses and could cause it to pay substantial damages, if it is found to be infringing a third party’s patent rights.

•	These damages potentially include increased damages and attorneys’ fees if Peak Bio is found to have infringed such rights willfully.

•	Any of Peak Bio’s patents may be challenged, narrowed, circumvented, or invalidated by third parties.

•

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and Peak Bio’s patents may be challenged in the courts or patent offices in the United States and abroad.

•

Peak Bio may be subject to a third party pre-issuance submission of prior art to the USPTO or become involved in opposition, derivation, revocation, reexamination, post- grant and inter partes review, or interference proceedings challenging its patent rights or the patent rights of others.

•

An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, Peak Bio’s patent rights, allow third parties to commercialize Peak Bio’s technology or products and compete directly with it, without payment to it, or result in its inability to manufacture or commercialize products without infringing third-party patent rights.

•

Moreover, Peak Bio may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge priority of invention or other features of patentability.

•	Such proceedings also may result in substantial cost and require significant time from Peak Bio, even if the eventual outcome is favorable to it.

•

Further, if a patent infringement suit is brought against Peak Bio or Peak Bio’s third-party service providers, Peak Bio’s development, manufacturing, or sales activities relating to the product or product that is the subject of the suit may be delayed or terminated.

•

As a result of patent infringement claims, or in order to avoid potential infringement claims, Peak Bio may choose to seek, or be required to seek, a license from the third party, which would be likely to include a requirement to pay license fees or royalties or both.

•

These licenses may not be available on acceptable terms or at all. Even if a license can be obtained on acceptable terms, the rights may be nonexclusive, which would give Peak Bio’s competitors access to the same intellectual property rights.

•

If Peak Bio is unable to enter into a license on acceptable terms, Peak Bio could be prevented from commercializing one or more of its product candidates, or forced to modify such product candidates, or to cease some aspect of its business operations, which could harm its business significantly.

•

Peak Bio might, if possible, also be forced to redesign its product candidates so that Peak Bio no longer infringes the third-party intellectual property rights, which may result in significant cost and delay to Peak Bio, or which redesign could be technically infeasible.

•

Any of these events, even if Peak Bio were ultimately to prevail, could require it to divert substantial financial and management resources that Peak Bio would otherwise be able to devote to its business.

•

If Peak Bio were to initiate legal proceedings against a third party to enforce a patent covering one of its product candidates, the defendant could counterclaim that Peak Bio’s patent is invalid or unenforceable. In patent litigation in the United States and in Europe, defendant counterclaims alleging invalidity or unenforceability are commonplace.

•

Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness, or non-enablement. Third parties might allege unenforceability of Peak Bio’s patents because someone connected with prosecution of the patent withheld relevant information, or made a misleading statement, during prosecution.

•	The outcome of proceedings involving assertions of invalidity and unenforceability during patent litigation is unpredictable.

•	With respect to the validity of patents, for example, Peak Bio cannot be certain that there is no invalidating prior art of which it and the patent examiner were unaware during prosecution.

•

There is a risk that in connection with such proceedings, a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that Peak Bio does not have the right to stop the other party from using the invention at issue.

•

If a defendant were to prevail on a legal assertion of invalidity or unenforceability, Peak Bio would lose at least part, and perhaps all, of the patent protection on its product candidates. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that Peak Bio does not have the right to stop the other party from using the invention at issue on the grounds that Peak Bio’s patent claims do not cover the invention.

•

Even if Peak Bio establishes infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy.

•

An adverse outcome in a litigation or proceeding involving one or more of Peak Bio’s patents could limit its ability to assert those patents against those parties or other competitors, and, may curtail or preclude its ability to exclude third parties from making and selling similar or competing product candidates.

•

In addition, if the breadth or strength of protection provided by Peak Bio’s patents is threatened, it could dissuade companies from collaborating with it to license, develop, or commercialize its current or future product candidates.

•

Furthermore, Peak Bio’s patents and other intellectual property rights also will not protect its technology if competitors and other third parties design around Peak Bio’s protected technology without infringing Peak Bio’s patents or other intellectual property rights. For example, a third party may develop a competitive product that provides benefits similar to Peak Bio’s product candidates but that uses a technology that falls outside the scope of Peak Bio’s patent protection.

•

Peak Bio’s competitors may also seek approval to market generic versions of any approved products and in connection with seeking such approval may claim that Peak Bio’s patents are invalid, unenforceable, or not infringed. In these circumstances, Peak Bio may need to defend or assert its patents, or both, including by filing lawsuits alleging patent infringement.

•

In any of these types of proceedings, a court or other agency with jurisdiction may find Peak Bio’s patents invalid or unenforceable, or that Peak Bio’s competitors are competing in a non-infringing manner. Thus, even if Peak Bio has valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve Peak Bio’s business objectives.

•

If the patent protection provided by the patents and patent applications Peak Bio holds or pursues with respect to its product candidates is not sufficiently broad to impede such competition, Peak Bio’s ability to successfully commercialize its product candidates could be negatively affected.

•

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Peak Bio’s confidential information could be compromised by disclosure during this type of litigation.

•

Even if resolved in Peak Bio’s favor, litigation or other legal proceedings relating to intellectual property claims may cause Peak Bio to incur significant expenses and could distract its technical and management personnel from their normal responsibilities. Such litigation or proceedings could substantially increase Peak Bio’s operating losses and reduce its resources available for development activities.

•	Peak Bio may not have sufficient financial or other resources to adequately conduct such litigation or proceedings.

•

Some of Peak Bio’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than Peak Bio can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have an adverse effect on Peak Bio’s ability to compete in the marketplace.

•	There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments.

•

Peak Bio may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect Peak Bio’s ability to develop, manufacture and market its product candidates.

Peak Bio cannot guarantee that any of Peak Bio’s, Peak Bio’s licensors’, or the previous owners’ patent searches or analyses, including but not limited to the identification of relevant patents, the scope of patent claims, or the expiration of relevant patent applications or patents, are complete or thorough, nor can Peak Bio be certain that it has identified each and every third-party patent and patent application in the United States, Europe and elsewhere that is relevant to or necessary for the commercialization of Peak Bio’s product candidates in any jurisdiction.

•

For example, in the United States, patent applications filed before November 29, 2000 and, upon request, certain patent applications filed after that date that will not be filed outside the United States, remain confidential until those patent applications issue as patents.

•

Patent applications in the United States, EU, and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering Peak Bio’s product candidates could have been filed by others without Peak Bio’s knowledge, including any such patent applications that may claim priority from patent applications for patents that Peak Bio has determined will expire before it commercializes its product candidates.

Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover Peak Bio’s product candidates or the use of Peak Bio’s product candidates.

•

As Peak Bio studies its product candidates during development, Peak Bio may learn new information regarding their structure, composition, properties, or functions that may render third-party patent applications or patents that Peak Bio had not identified as being, or that it had not believed to be, relevant to its product candidates instead to be relevant to or necessary for the commercialization of its product candidates in a jurisdiction.

•	The scope of a patent claim is determined by an interpretation of the law, the written disclosure in the patent, and the patent’s prosecution history.

•	Peak Bio’s interpretation of the relevance or the scope of a patent or a pending patent application may be incorrect.

•

Peak Bio may incorrectly determine that its product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending patent application will issue with claims of relevant scope.

•

Peak Bio’s determination of the expiration date or the possibility of an extension of patent term of any patent in the United States, Europe, or elsewhere that Peak Bio considers relevant also may be incorrect.

•	Any of the foregoing circumstances, failures, or errors may negatively impact Peak Bio’s ability to develop and market its product candidates.

•

If Peak Bio fails to comply with its obligations under its existing and any future intellectual property licenses with third parties, Peak Bio could lose license rights that are important to its business, and its business may be substantially harmed as a result.

If Peak Bio or Peak Bio’s licensors fail to maintain the patents and patent applications covering Peak Bio’s product candidates or if Peak Bio or Peak Bio’s licensors otherwise allow Peak Bio’s patents or patent applications to be abandoned or lapse, Peak Bio’s competitors might be able to enter the market, which would hurt Peak Bio’s competitive position and could impair Peak Bio’s ability to successfully commercialize its product candidates in any indication for which they are approved.

•	Peak Bio is a party to agreements with Bayer, under which Peak Bio in-licensed, was assigned and acquired certain intellectual property certain patents and patent applications related to its business.

•	Peak Bio may enter into additional license agreements in the future.

•	Future license agreements are likely to impose various diligence, milestone payment, royalty, insurance, and other obligations on Peak Bio.

•

Peak Bio may not be successful in maintaining necessary rights to its product candidates or obtaining patent or other intellectual property rights important to its business through acquisitions and in-licenses.

•

Peak Bio currently owns and has in-licensed rights to intellectual property, including patents, patent applications and know-how, relating to its product candidates, and its success will likely depend on maintaining these rights.

•

Because Peak Bio’s programs may require the use of proprietary rights held by third parties, the growth of Peak Bio’s business will likely depend in part on Peak Bio’s ability to continue to acquire, in-license, maintain, or use these proprietary rights. Currently, Peak Bio holds the research license for DNA constructs to produce antibodies at laboratory scale for in vitro and animal testing. Peak Bio will need to obtain commercial licenses if it goes into manufacturing, clinical trials, and finally commercialization. Peak Bio may have to offer annual fees for rights-for-access for many years and royalties from its sales as part of obtaining commercial manufacturing license. Peak Bio may have to seek other commercial licenses and offer significant part of its revenues.

•	In addition, Peak Bio’s product candidates may require specific formulations to work effectively and the rights to those formulations or methods of making those formulations may be held by others.

•

Peak Bio may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights that Peak Bio identifies as necessary for the development and commercialization of its product candidates.

•

The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies also are pursuing strategies to license or acquire third-party intellectual property rights that Peak Bio may consider attractive.

•	These established companies may have a competitive advantage over Peak Bio due to their size, cash resources, and greater clinical development and commercialization capabilities.

•

In addition, companies that perceive Peak Bio to be a competitor may be unwilling to assign or license rights to it. Peak Bio may also be unable to license or acquire third-party intellectual property rights on a timely basis, on terms that would allow it to make an appropriate return on its investment, or at all.

•

Even if Peak Bio is able to obtain a license to intellectual property of interest, Peak Bio may not be able to secure exclusive rights, in which case others could use the same rights and compete with Peak Bio.

•

If Peak Bio is unable to successfully obtain a license to third-party intellectual property rights necessary for the development of its product candidates or a development program on acceptable terms, Peak Bio may have to abandon development of its product candidates or that development program.

•

Obtaining and maintaining Peak Bio’s patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and Peak Bio’s patent protection could be reduced or eliminated for non-compliance with these requirements.

•	Periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO and foreign patent agencies over the lifetime of a patent.

•

In addition, the USPTO and other foreign patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. While an inadvertent failure to make payment of such fees or to comply with such provisions can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which such non-compliance will result in the abandonment or lapse of the patent or patent application, and the partial or complete loss of patent rights in the relevant jurisdiction.

•

Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, and non-payment of fees and failure to properly legalize and submit formal documents within prescribed time limits.

Peak Bio may be subject to claims challenging the inventorship of its patents and patent applications or ownership of its intellectual property.

•	In particular, Peak Bio may be subject to claims that former employees or other third parties have an interest in its patents or other intellectual property as an inventor or co-inventor.

•

While it is Peak Bio’s policy to require its employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to Peak Bio, Peak Bio may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that Peak Bio regards as its own.

•

For example, the assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, countries may have different assignment of intellectual property rights or Peak Bio may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing its product candidates.

•	Litigation may be necessary to defend against these and other claims challenging inventorship.

•

If Peak Bio fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property.

•	Even if Peak Bio is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

•	Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing Peak Bio’s ability to protect its product candidates.

•	As is the case with other biopharmaceutical and pharmaceutical companies, Peak Bio’s success is heavily dependent on intellectual property, particularly patents.

•	Obtaining and enforcing patents in the biopharmaceutical and pharmaceutical industries involve both technological complexity and legal complexity.

•	Therefore, obtaining and enforcing biopharmaceutical and pharmaceutical patents is costly, time-consuming and inherently uncertain.

•	In addition, the America Invents Act (the “AIA”), which was passed in September, 2011, resulted in significant changes to the U.S. patent system.

•

An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention.

•

A third party that files a patent application in the USPTO after that date but before Peak Bio could therefore be awarded a patent covering an invention of Peak Bio even if Peak Bio made the invention before it was made by the third party. This will require Peak Bio to be cognizant going forward of the time from invention to filing of a patent application, but circumstances could prevent Peak Bio from promptly filing patent applications on Peak Bio’s inventions.

•

Among some of the other changes introduced by the AIA are changes to the limitation where a patent may be challenged, thus providing opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of Peak Bio’s U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action.

•

Accordingly, a third party may attempt to use the USPTO proceedings to invalidate Peak Bio’s patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. It is not clear what, if any, impact the AIA will have on the operation of Peak Bio’s business. However, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of Peak Bio’s or Peak Bio’s licensors’ patent applications and the enforcement or defense of Peak Bio’s or Peak Bio’s licensors’ issued patents.

•

Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations.

•

In addition to increasing uncertainty with regard to Peak Bio’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken Peak Bio’s ability to obtain new patents or to enforce it existing patents and patents that it might obtain in the future.

•

Similarly, the complexity and uncertainty of European patent laws have also increased in recent years. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution. Complying with these laws and regulations could limit Peak Bio’s ability to obtain new patents in the future that may be important for its business.

Depending upon the timing, duration, and conditions of FDA marketing approval of Peak Bio’s product candidates, one or more of Peak Bio’s U.S. patents may be eligible for patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the “Hatch-Waxman Amendments.”

•

If Peak Bio does not obtain protection under the Hatch-Waxman Amendments and similar non-U.S. legislation for extending the term of patents covering its product candidates, its ability to compete effectively could be impaired.

•

The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product or method of use as compensation for patent term lost during product development and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Similar patent term extensions may be available in other jurisdictions.

•

For example, a supplementary protection certificate in Europe may be applied for approval to recover some of the time lost between the patent application filing date and the date of first marketing authorization.

•

However, Peak Bio may not receive an extension if it fails to apply within applicable deadlines, fails to apply prior to expiration of relevant patents, or otherwise fails to satisfy applicable requirements. Moreover, the length of the extension could be less than Peak Bio requests. If Peak Bio is unable to obtain patent term extension or the term of any such extension is less than it requests, the period during which Peak Bio can enforce its patent rights for that product will be shortened and Peak Bio’s competitors may obtain approval to market competing product candidates sooner.

•	As a result, Peak Bio’s revenue from applicable product candidates could be reduced, possibly materially.

If Peak Bio’s trademarks and trade names are not adequately protected, Peak Bio may not be able to build name recognition in its markets of interest and its competitive position may be adversely affected.

•	Peak Bio currently owns registered trademarks. Peak Bio may not be able to obtain trademark protection in territories that it considers of significant importance to it.

•

In addition, any of Peak Bio’s trademarks or trade names, whether registered or unregistered, may be challenged, opposed, infringed, cancelled, circumvented, or declared generic, or determined to be infringing on other marks, as applicable.

•

Peak Bio may not be able to maintain and protect its rights to these trademarks and trade names, which Peak Bio will need to build name recognition by potential collaborators or customers in its markets of interest.

•

Over the long term, if Peak Bio is unable to establish name recognition based on its trademarks and trade names, Peak Bio may not be able to compete effectively, and its business may be adversely affected.

•	If Peak Bio is unable to protect the confidentiality of its trade secrets and know-how, its business and competitive position would be harmed.

•	Peak Bio considers proprietary trade secrets and confidential know-how and unpatented know-how to be important to its business.

•

In addition to seeking patents for some of Peak Bio’s technology and product candidates, Peak Bio also may rely on trade secrets or confidential know-how to protect its technology, especially where patent protection is believed to be of limited value. However, trade secrets and confidential know-how are difficult to maintain as confidential.

•

To protect this type of information against disclosure or appropriation by competitors, Peak Bio’s policy is to require its employees, consultants, contractors, and advisors to enter into confidentiality agreements with it.

•

Peak Bio also seeks to preserve the integrity and confidentiality of its data, trade secrets, and know-how by maintaining physical security of its premises and physical and electronic security of its information technology systems.

•	Monitoring unauthorized uses and disclosures is difficult, and Peak Bio cannot know whether the steps it has taken to protect its proprietary technologies will be effective.

•

In addition, current or former employees, consultants, contractors, and advisers may unintentionally or willfully disclose Peak Bio’s confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information.

•

Peak Bio therefore cannot guarantee that its trade secrets and other proprietary and confidential information will not be disclosed or that competitors will not otherwise gain access to its trade secrets. Enforcing a claim that a third party obtained illegally and is using trade secrets or confidential know-how is expensive, time consuming, and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.

•

Furthermore, if a competitor lawfully obtained or independently developed any of Peak Bio’s trade secrets, Peak Bio would have no right to prevent such competitor from using that technology or information to compete with it, which could harm its competitive position.

•	Additionally, if the steps taken to maintain Peak Bio’s trade secrets are deemed inadequate, Peak Bio may have insufficient recourse against third parties for misappropriating the trade secret.

•	Failure to protect or maintain trade secrets and confidential know-how could adversely affect Peak Bio’s business and competitive position.

•	Moreover, Peak Bio’s competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same.

•	If successful in obtaining such patent protection, Peak Bio’s competitors could limit Peak Bio’s use of its own trade secrets or confidential know-how.

Peak Bio may be subject to claims by third parties asserting that Peak Bio or Peak Bio’s employees have misappropriated third-party intellectual property, or claiming ownership of what Peak Bio regards as its own intellectual property. These claims may be costly to defend and if Peak Bio does not successfully do so, it may be required to pay monetary damages and lose valuable intellectual property rights or personnel.

•

Some of Peak Bio’s employees, including its senior management, were previously employed at other biopharmaceutical or pharmaceutical companies, including Peak Bio’s competitors or potential competitors. Some of these employees executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment.

•

Although Peak Bio tries to ensure that its employees do not use the know-how, trade secrets, or other proprietary information of others in their work for Peak Bio, Peak Bio may be subject to claims that Peak Bio or these employees have used or disclosed confidential information or intellectual property, including know-how, trade secrets, or other proprietary information, of any such employee’s former employer.

•	Litigation may be necessary to defend against these claims.

•	If Peak Bio fails in prosecuting or defending any such claims, in addition to paying monetary damages, Peak Bio may lose valuable intellectual property rights or personnel.

•	A loss of key research personnel or their work product could hamper or undermine Peak Bio’s ability to develop and commercialize its product candidates, which would severely harm its business.

•

In addition, if such intellectual property rights were to be awarded to a third party, Peak Bio could be required to obtain a license from such third party to commercialize its technology or product candidates. Such a license may not be available on commercially reasonable terms or at all, which could hamper or undermine Peak Bio’s ability to develop and commercialize its product candidates, which would severely harm its business.

•

Even if Peak Bio successfully prosecutes or defends against such claims, litigation could result in substantial costs and distract management from the development and commercialization of its product candidates.

•	Peak Bio’s proprietary information may be lost or Peak Bio may suffer security breaches.

•

In the ordinary course of Peak Bio’s business, Peak Bio collects and stores sensitive data, including intellectual property, clinical trial data, proprietary business information, personal data and personally identifiable information of its clinical trial subjects and employees, in Peak Bio’s data centers and on its networks. The secure processing, maintenance and transmission of this information is critical to Peak Bio’s operations.

•

Despite Peak Bio’s security measures, Peak Bio’s information technology and infrastructure and those of its CROs or other contractors or consultants may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions.

•

The loss of clinical trial data from completed, ongoing, or planned trials could result in delays in Peak Bio’s regulatory approval efforts and significantly increase its costs to recover or reproduce the data. Although, to Peak Bio’s knowledge, Peak Bio has not experienced any such material security breach to date, any such breach could compromise its networks and the information stored there could be accessed, publicly disclosed, lost, or stolen.

•

Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and significant regulatory penalties; disrupt Peak Bio’s operations; damage Peak Bio’s reputation; and cause a loss of confidence in Peak Bio and its ability to conduct clinical trials, which could adversely affect Peak Bio’s reputation and delay its clinical development of its product candidates.

•	This could increase Peak Bio’s cyber security risk, create data accessibility concerns, and make it more susceptible to communication disruptions.

•	Any of the foregoing could have a material adverse effect on Peak Bio’s business, financial condition, results of operations or prospects.

Risks Relating to Competitive Employment for Key Personnel and other Matters related to Managing Company Growth

•

Because of the specialized nature of Peak Bio’s business, the termination of relationships with Peak Bio’s key management and scientific personnel may prevent it from developing its technologies, conducting clinical trials, and obtaining financing.

•	Further, the inability to recruit and retain additional personnel may have an adverse effect on Peak Bio’s ability to successfully operate its business.

•

Additionally, Peak Bio has several scientific personnel with significant and unique expertise in mAbs and mAb-related technologies, on whom Peak Bio depends for timely progress of these projects. The loss of these scientific personnel may cause a delay in program progress.

•

Since Peak Bio’s formation, Dr. Huh and other key team members have played a significant role in its research efforts. Dr. Huh is a director serving Peak Bio’s board of directors and Peak Bio is highly dependent on Dr. Huh and he has played a critical role in Peak Bio’s research and development programs, raising financing, and conducting clinical trials.

•

The competition for qualified personnel in the biotechnology field is intense, and Peak Bio relies heavily on its ability to attract and retain qualified scientific, technical, and managerial personnel.

•

Peak Bio’s future success depends upon its ability to attract, retain, and motivate highly skilled employees and the loss of key managers and senior physicians or scientists could delay its acquisition and development activities.

•

Peak Bio’s success depends upon the continued contributions of its key management, including all of its senior management team, and scientific and technical personnel, many of whom have been instrumental for Peak Bio and have substantial experience with rare and non-rare diseases and the biopharmaceutical and pharmaceutical industries.

•

If Peak Bio’s recruitment and retention efforts in key scientific and management personnel are unsuccessful in the future, it may be difficult for Peak Bio to achieve its development objectives, raise additional capital, and implement its business strategy.

•

To manage Peak Bio’s planned future growth, Peak Bio must continue to implement and improve its managerial, operational, and financial systems, expand its facilities, or acquire new facilities, and continue to retain, recruit and train additional qualified personnel.

•	The expansion of Peak Bio’s operations may lead to significant costs and may divert its management and business development resources.

•	Any inability to manage growth could delay the execution of Peak Bio’s business plans or disrupt its operations.

Peak Bio faces intense competition and rapid technological change.

•

The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. Peak Bio is aware of several pharmaceutical and biotechnology companies that are actively engaged in R&D in areas related to ADC therapy.

•	Some of these companies have commenced clinical trials of antibody products or have successfully commercialized antibody products.

•

Many of these companies are developing products for the same disease indications as Peak Bio. Some of these competitors have received regulatory approval or are developing or testing product candidates that do or may in the future compete directly with Peak Bio’s product candidates.

•

Other potential competitors include large, fully integrated pharmaceutical companies and more established biotechnology companies, which have significant resources and expertise in R&D, manufacturing, testing, obtaining regulatory approvals and marketing.

•

Also, academic institutions, government agencies and other public and private research organizations conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing, and marketing. It is possible that these competitors will succeed in developing technologies that are more effective or sooner than those being developed by Peak Bio or that would render Peak Bio’s technology obsolete or noncompetitive.

Peak Bio’s competitors may have superior products, manufacturing capability or marketing expertise.

•

Peak Bio’s business may fail because it faces intense competition from major pharmaceutical companies and specialized biotechnology companies engaged in the development of other products directed in rare orphan disorders and cancer.

•	Many of Peak Bio’s competitors have greater financial and human resources and more experience. Peak Bio’s competitors may, among other things:

•	develop safer or more effective products;

•	implement more effective approaches to sales and marketing;

•	develop less costly products;

•	obtain quicker regulatory approval;

•	have access to more manufacturing capacity;

•	form more advantageous strategic alliances; or

•	establish superior proprietary positions.

•	In addition, if Peak Bio receives regulatory approvals, Peak Bio may compete with well-established, FDA-approved therapies that have generated substantial sales over a number of years.

•	Peak Bio anticipates that it will face increased competition in the future as new companies enter its market and scientific developments surrounding other cancer therapies continue to accelerate.

Peak Bio has no experience in commercializing products on its own.

•

Peak Bio does not have a sales and marketing force and cannot be certain that it would be able to develop this capacity. If Peak Bio is unable to establish sales and marketing capabilities, it will need to enter into sales and marketing agreements to market its products in the United States.

•

For sales outside the United States, Peak Bio will likely enter third-party arrangements. In these foreign markets, if Peak Bio is unable to establish successful distribution relationships with pharmaceutical companies, it may fail to realize the full sales potential of its product candidates.

•

If Peak Bio is unable to establish sales and marketing capabilities or enter into agreements with pharmaceutical companies to sell and market its therapeutics, Peak Bio may experience difficulty generating revenues.

Risks Relating to Commercialization

•

Peak Bio operates in a highly competitive and rapidly changing industry, which may result in others acquiring, developing, or commercializing competing product candidates before or more successfully than Peak Bio does.

•	The biopharmaceutical and pharmaceutical industries are highly competitive and subject to significant and rapid technological change.

•	Peak Bio’s success is highly dependent on its ability to acquire, develop, and obtain marketing approval for new product candidates on a cost-effective basis and to market them successfully.

•

If PHP-303 or any of Peak Bio’s preclinical assets in oncology become approved for any of the indications, Peak Bio or a strategic partner are currently or in the future seek, Peak Bio will face intense competition from a variety of businesses, including large, fully integrated pharmaceutical companies, non-rare pharmaceutical companies, and biopharmaceutical companies in the United States, Europe, and other jurisdictions.

•

These organizations may have significantly greater resources than Peak Bio has and conduct similar research; seek patent protection; and establish collaborative arrangements for research, development, manufacturing, and marketing of product candidates that may compete with Peak Bio’s product candidates.

Market acceptance of Peak Bio’s products is uncertain.

•

Peak Bio’s product candidates may not gain market acceptance among physicians, patients, healthcare payors and the medical community. Peak Bio’s failure to successfully achieve significant market acceptance will affect its ability to generate revenues and impact its business and financial condition.

•	In addition, Peak Bio may not achieve market acceptance even if clinical trials demonstrate safety and efficacy, and the necessary regulatory and reimbursement approvals are obtained.

•	The degree of market acceptance of approved product candidates will depend on a number of factors, including:

•	establishment and demonstration of clinical efficacy and safety;

•	cost-effectiveness of a product;

•	its perceived and proven advantage over alternative treatment methods;

•	competitor and/or insurance lobby for alternative treatments;

•	reimbursement policies of government, insurance companies, and third-party payors; and

•	marketing and distribution support for the product.

•	Physicians will not recommend or utilize therapies using Peak Bio’s products unless approved by the FDA, the EMA, and comparable foreign authorities.

•

Even if the clinical safety and efficacy of Peak Bio’s therapies is established, physicians may elect not to recommend the therapies for any number of other reasons, including whether the method of administration of Peak Bio’s products is effective for certain indications or whether clinical data or other factors demonstrate better safety and efficacy of such procedures as compared to standard of care or whether mitigating circumstances and/or predispositions prevent the administration of Peak Bio’s therapy or favor alternate therapies as opposed to Peak Bio’s.

•

In addition, Peak Bio’s product candidates, if successfully developed, may compete with a number of drugs and therapies manufactured and marketed by major pharmaceutical and other biotechnology companies that may have streamlined cost and outreach to patients.

•	For these and other reasons, physicians, patients, third-party payors, and the medical community may not favor or utilize any product candidates that Peak Bio develops even when FDA-approved for use.

Peak Bio’s existing and future product candidates may not gain market acceptance, in which case its ability to generate product revenues will be compromised.

•

Even if the FDA, the EMA, or any other regulatory authority approves the marketing of Peak Bio’s product candidates, whether developed on Peak Bio’s own or with a collaborator, physicians, healthcare providers, patients, or the medical community may not accept or use Peak Bio’s product candidates.

•	If Peak Bio’s product candidates do not achieve an adequate level of acceptance, Peak Bio may not generate significant product revenue or any profits from operations.

•	The degree of market acceptance of Peak Bio’s product candidates will depend on a variety of factors, including:

•	the timing of market introduction;

•	the number and clinical profile of competing product candidates;

•	the clinical indications for which Peak Bio’s product candidates are approved;

•	Peak Bio’s ability to provide acceptable evidence of safety and efficacy;

•	the prevalence and severity of any side effects;

•	relative convenience and ease of administration;

•	cost-effectiveness;

•	marketing and distribution support;

•	availability of adequate coverage, reimbursement, and adequate payment from health maintenance organizations and other insurers, both public and private; and

•	other potential advantages over alternative treatment methods.

•

If Peak Bio’s product candidates fail to gain market acceptance, Peak Bio’s ability to generate revenues will be adversely affected. Even if Peak Bio’s product candidates achieve market acceptance, the market may prove not to be large enough to allow it to generate significant revenues.

•	Any product candidates for which Peak Bio intends to seek approval as biologic product candidates in the United States may face competition sooner than anticipated.

•

In the United States, the Biologics Price Competition and Innovation Act of 2009 (the “BPCIA”) created an abbreviated approval pathway for biological product candidates that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA.

•

In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own pre-clinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of its product. The law is complex and is still being interpreted and implemented by the FDA and its ultimate impact, implementation, and meaning are subject to uncertainty.

•

While it is uncertain when processes intended to implement the BPCIA may be fully adopted by the FDA, any such processes could adversely affect the future commercial prospects for any biological product candidates. Peak Bio believes that if any product is approved as a biological product under a BLA, it should qualify for the 12-year period of exclusivity.

•

However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider Peak Bio’s product candidates to be reference product candidates for competing product candidates, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation.

•

Moreover, the extent to which a biosimilar, once approved, will be substituted for a reference product in a way that is similar to traditional generic substitution for non-biological product candidates is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

•

In the EU, MAAs for product candidates that are biosimilar to an already authorized biological product, the so-called reference product, can rely on the safety and efficacy data contained in the dossier of the reference product. To qualify as a biosimilar product the marketing authorization applicant must demonstrate, through comprehensive comparability studies with the reference product, that its product is: (i) highly similar to the reference product notwithstanding the natural variability inherent to all biological medicines, and (ii) that there are no clinically meaningful differences between the biosimilar and the reference product in terms of safety, quality, and efficacy. Biosimilars can only be authorized for use after the period of exclusivity of the reference biological medicine has expired. In general, this means that the biological reference product must have been authorized for at least 10 years before a biosimilar can be made available by another company.

Peak Bio expects to face competition.

•

Peak Bio considers PHP-303’s current closest potential competitors for the treatment of AATD to be existing approved AATD augmentation therapies, (also called replacement therapies), as well as other therapies under development and listed below are:

•

Augmentation therapies are alpha1-proteinase inhibitors that are administered intravenously in AAT augmentation therapy. Currently, there are four inhibitors on the market in the United States and the EU: Prolastin-C from Grifols, S.A., Aralast from Shire plc, now a subsidiary of Takeda Pharmaceutical Company Ltd, Zemaira from CSL Limited, and Glassia from Kamada Ltd. In this category products from InhibRx Inc, Apic Bio Inc., Vertex Pharmaceuticals Inc., Takeda, Centessa, Santhera Pharmaceuticals, Chiesi Farmaceutici, and Mereo/AstraZeneca may be considered competitors.

•

Peak Bio also anticipates that new companies will enter these markets in the future. If Peak Bio, or a strategic partner, successfully develops and commercializes its lead PHP-303, it will compete with existing therapies and new therapies that may become available in the future.

•

With regard to Peak Bio’s nominated Trop2 PH1 ADC program, Peak Bio is aware of other Trop2 ADC agents, and other oncology and immune-oncology therapeutics currently approved as standard of care in their respective indications and other future agents that may gain approval before it. Some of these risks are highlighted below:

•

As detailed in the business summary section, Peak Bio is aware of large pharmaceutical companies having entered into partnerships for competitor Trop2-directed ADCs- Gilead for Trodelvy, AstraZeneca for Datopotamab deruxtecan, Merck for SKB264 and BioNtech for DB-1305. These programs are likely to be well-funded, have the required cash runway for late-stage development and approval, and will likely outpace Peak Bio’s program.

•

In addition to the known Trop2 ADC programs under clinical trial, there may be other similar programs, unknown to Peak Bio, under preclinical development buoyed by the approval of first-in-class anti-Trop2 agents such as Trodelvy. For example, after approval of Kadcyla in Her2- positive breast and gastric cancers, Beacon Targeted therapies stats tracked 20+ Her2-ADC therapies in various stages of development.

•

As a preclinical program, Peak Bio’s ADC platform is untested in human clinical trial. Peak Bio is yet to demonstrate tolerability and safety in phase 1 clinical trial. Even after Peak Bio demonstrates safety and tolerability, if it is able to demonstrate such, in phase 2 studies Peak Bio may also have to compete with and outperform proven standard of care immune-oncology therapeutics or demonstrate improved combination with approved or future immune checkpoint inhibitors directed against PD-1, anti-PD-L1, LAG3, CTLA-4 and others. Initially approved in second line setting, this class of immune-oncology therapeutics has been slowly moving to first line in many different cancers and raise the bar for many new therapeutics.

•

Similarly, for each indication, Peak Bio is aware of established or potential standard of care of therapies which may be ADCs against other targets or even other modalities such as antibodies, bispecifics, small molecules- targeted or chemotherapies. For e.g., the Trop2 ADC Trodelvy® has been approved for therapy of recurrent urothelial (bladder) cancer where another ADC targeting Nectin-4 (Enfortumab vedotin or EV) is also approved. Recently, EV plus pembrolizumab became the standard of care in front-line urothelial cancer while Trodelvy®’s confirmatory phase 3 trial failed to demonstrate significant overall survival benefit in the same setting.

•

The highly competitive nature of and rapid technological changes in the biopharmaceutical and pharmaceutical industries could render Peak Bio’s product candidates obsolete, less competitive, or uneconomical.

•

Peak Bio’s potential future competitors may, among other things, have significantly greater name recognition, financial, manufacturing, marketing, drug development, technical, and human resources than Peak Bio does, and future mergers and acquisitions in the biopharmaceutical and pharmaceutical industries may result in even more resources being concentrated in Peak Bio’s competitors, which could enable them to:

•

develop and commercialize product candidates that are safer, more effective, less expensive, more convenient, or easier to administer, or have fewer or less severe effects, or in certain cases could be curative for the condition;

•	obtain quicker regulatory approval;

•	establish superior proprietary positions covering Peak Bio’s product candidates and technologies;

•	implement more effective approaches to sales and marketing; or

•	form more advantageous strategic alliance

•	Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

•

These third parties compete with Peak Bio in recruiting and retaining qualified scientific and management personnel; establishing clinical trial sites and patient registration; and in acquiring technologies complementary to, or necessary for, Peak Bio’s programs.

•

Peak Bio’s commercial opportunity could be reduced or eliminated if Peak Bio’s competitors develop and commercialize product candidates that are more effective, have fewer or less severe side effects, are more convenient or are less expensive than Peak Bio’s product candidates.

•

Peak Bio’s potential future competitors may also obtain FDA, EMA, or other regulatory approval for their product candidates more rapidly than Peak Bio may obtain approval for its own product candidates, which could result in Peak Bio’s competitors establishing a strong market position before Peak Bio is able to enter the market.

•	In addition, existing products approved for other indications could be used off-label and may compete with Peak Bio’s products for which Peak Bio would have limited control over.

•

Under the Orphan Drug Act of 1983 (the “Orphan Drug Act”), the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as one occurring in a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States.

•

In the EU, the EMA’s Committee for Orphan Medicinal Products (“COMP”) recommends to the European Commission the granting of orphan designation to promote the development of medicinal products that are intended for the diagnosis, prevention, or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the EU.

•

Additionally, designation is granted for medicinal products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating, or serious and chronic condition when, without incentives, it is unlikely that sales of the drug in the EU would be sufficient to justify the necessary investment in developing the drug or biological product or where there is no satisfactory method of diagnosis, prevention, or treatment, or, if such a method exists, where the medicine can demonstrate that it is of significant benefit to those affected by the condition.

•

Peak Bio has yet to obtain orphan drug designation for PHP-303 but it or a future strategic partner likely will apply for this designation for AATD, but it cannot predict if orphan drug status will be granted in the US or EU at this juncture.

•

Similarly, Peak Bio or a strategic partner may be unable to maintain the benefits associated with orphan drug designation, including the potential for orphan drug exclusivity, for PHP-303 or any other products for which Peak Bio obtains orphan drug designation.

•	The benefits or process to apply for Orphan Drug designation in the US or EU could change before Peak Bio or a strategic partner can apply, be accepted and commercialize Peak Bio’s opportunities.

•

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax credits for qualified clinical testing, and user-fee waivers.

•

In addition, if a product receives the first FDA approval of that drug for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the rare disease or condition.

•

Under the FDA’s regulations, the FDA will deny orphan drug exclusivity to a designated drug upon approval if the FDA has already approved another drug with the same active ingredient for the same indication, unless the drug is demonstrated to be clinically superior to the previously approved drug.

•	In the EU, orphan designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity following approval.

•

This period can be extended by two years if studies in children are performed in accordance with a PIP. In addition, this period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the drug is sufficiently profitable not to justify maintenance of market exclusivity or where the manufacturer is unable to supply the treatment.

•

In the EU, a marketing authorization for an orphan designated product will not be granted if a similar drug has been approved in the EU for the same therapeutic indication, unless the applicant can establish that its product is safer, more effective, or otherwise clinically superior.

•

A similar drug is a product containing a similar active substance or substances as those contained in an already authorized product. Similar active substance is defined as an identical active substance, or an active substance with the same principal molecular structural features (but not necessarily all of the same molecular features) and which acts via the same mechanism.

Peak Bio or a future strategic partner plans to seek orphan drug designation for PHP-303 and future rare disease product candidates.

•

Even with orphan drug designation, Peak Bio or a strategic partner may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical product candidates, which could prevent Peak Bio from marketing its product candidates if another company is able to obtain orphan drug exclusivity before Peak Bio does.

•

In addition, exclusive marketing rights in the United States may be unavailable if Peak Bio seeks approval for an indication broader than the orphan-designated indication or the opportunity may be lost in the United States if the FDA later determines that the request for designation was materially defective or if Peak Bio is unable to assure sufficient quantities of the drug to meet the needs of patients with the rare disease or condition following approval.

•

Further, even if Peak Bio obtains orphan drug exclusivity, that exclusivity may not effectively protect Peak Bio’s product candidates from competition because different drugs with different active moieties can be approved for the same condition.

•

In addition, the FDA and the EMA can subsequently approve product candidates with the same active moiety for the same condition if the FDA or the EMA concludes that the later drug is safer, more effective, or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

•

In addition, while Peak Bio or a strategic partner may intend to seek orphan drug designation for other existing and future product candidates, including PHP-303, Peak Bio may never receive such designations.

•

There have been legal challenges to aspects of the FDA’s regulations and policies concerning the exclusivity provisions of the Orphan Drug Act, and future challenges could lead to changes that affect the protections afforded to Peak Bio’s product candidates in ways that are difficult to predict. In 2014, a U.S. district court invalidated the FDA’s denial of orphan exclusivity to an orphan designated drug, which the FDA had based on its determination that the drug was not proven to be clinically superior to a previously approved “same drug.”

•	In response to the decision, the FDA released a policy statement stating that the court’s decision is limited to the facts of that particular case and that the FDA will continue to deny orphan drug exclusivity to a designated drug upon approval if the drug is the “same” as a previously approved drug, unless the drug is demonstrated to be clinically superior to that previously approved drug.

•

Since then, similar legal challenges have been initiated against the FDA for its denial of orphan drug exclusivity to other designated drugs, and in 2017, Congress amended the Orphan Drug Act to require a demonstration of clinical superiority upon approval as a condition of receiving orphan drug exclusivity when another “same drug” has already been approved for the same indication.

•

In the future, there is the potential for additional legal challenges to the FDA’s orphan drug regulations and policies, and it is uncertain how ongoing and future challenges might affect Peak Bio’s business.

•

If any of Peak Bio’s future BLA in the United States for Peak Bio’s preclinical stage assets are approved in an Orphan Disease, Peak Bio may be eligible to receive a priority review voucher from the FDA, which can be redeemed to obtain priority review for any subsequent marketing application and may be sold or transferred to other companies for their programs, as has been done by other voucher recipients.

Peak Bio or any future strategic collaboration partners may seek and fail to obtain breakthrough therapy designation by the FDA for PHP-303 or any future product candidates or access to the PRIME scheme by the EMA for PHP-303 or any future product candidates.

•

Even if Peak Bio obtains such designation or access, the designation or access may not lead to faster development or regulatory review or approval, and it does not increase the likelihood that Peak Bio’s product candidates will receive marketing approval.

•

In 2012, the FDA established a breakthrough therapy designation which is intended to expedite the development and review of product candidates that treat serious or life-threatening diseases where preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically-significant endpoints, such as substantial treatment effects observed early in clinical development.

•

The designation of a product as a breakthrough therapy provides potential benefits that include but are not limited to more frequent meetings with the FDA to discuss the development plan for the product and ensure collection of appropriate data needed to support approval; more frequent written correspondence from the FDA about such things as the design of the proposed clinical trials and use of biomarkers; intensive guidance on an efficient drug development program, beginning as early as Phase 1; and organizational commitment involving senior managers; and eligibility for rolling review and priority review.

•	Drugs and biologics designated as breakthrough therapies by the FDA are also eligible for accelerated approval.

•

Similarly, the EMA has established the PRIME scheme to expedite the development and review of product candidates that show a potential to address to a significant extent an unmet medical need, based on early clinical data.

•

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if Peak Bio believes one of its product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation.

•	Peak Bio cannot be sure that its evaluation of its product candidates as qualifying for breakthrough therapy designation will meet the FDA’s expectations.

•

In any event, the receipt of a breakthrough therapy designation for a product may not result in a faster development process, review, or approval compared to product candidates considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA.

•

In addition, even if one or more of Peak Bio’s product candidates qualify as breakthrough therapies, the FDA may later decide that such product candidates no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

•

Similarly, access to the PRIME scheme is at the discretion of the EMA, and Peak Bio cannot be sure that PHP-303 or any future product candidates will be granted access to the scheme; that participation in the scheme will result in expedited regulatory review or approval of its product candidates; or that access to the scheme, once granted, will not be revoked.

Peak Bio likely will commercialize or co-commercialize its product candidates for rare diseases and potentially rare tumor types and seek strategic relationships with third parties for the development and/or commercialization of its other product candidates.

•	If Peak Bio is unable to develop its own sales, marketing, and distribution capabilities or enter into business arrangements, Peak Bio may not be successful in commercializing its product candidates.

•	Peak Bio has no marketing, sales, or distribution capabilities and Peak Bio currently has no experience with marketing, selling or distributing pharmaceutical product candidates.

•	Peak Bio also currently has no strategic relationships in place for the commercialization of its product candidates.

•	Peak Bio may seek to partner PHP-303 or programs/products in its oncology platform portfolio following further preclinical, clinical development or regulatory approval.

•

Peak Bio currently will seek to enter into strategic relationships with pharmaceutical, biopharmaceutical or other partners for the continued development of its programs if this is in the best business interests of the company as determined at the discretion of the leadership and board of Peak Bio.

•	These arrangements would also likely include the commercialization of a product.

•	Alternatively, Peak Bio may seek to sell or out-license one or more of its non-core disease product candidates in the future.

•	As a result of entering into any such planned partnerships or arrangements, Peak Bio’s revenue from product sales may be lower than if it directly marketed or sold these product candidates on its own.

•

In addition, any revenue Peak Bio receives will depend upon the terms of such partnership or arrangement, which may not be as favorable to it as possible, and the efforts of the other party, which may not be adequate or successful and are likely to be beyond Peak Bio’s control.

•	Peak Bio may not be successful in identifying a suitable partner or partners, and Peak Bio may not be able to reach agreement with them at all.

•	If Peak Bio is unable to enter into these partnerships or arrangements on acceptable terms or at all, it may not be able to successfully commercialize these product candidates.

•

These commercialization approaches are expensive and time consuming, and some or all of the costs associated with such efforts may be incurred in advance of any approval of Peak Bio’s product candidates.

•

If Peak Bio is not successful in commercializing its product candidates, either on its own or through strategic relationships with third parties, Peak Bio’s future product revenue will suffer and Peak Bio may incur significant losses.

•

The successful commercialization of Peak Bio’s product candidates will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage, reimbursement levels, and pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for Peak Bio’s product candidates, if approved, could limit Peak Bio’s ability to market those product candidates and decrease its ability to generate revenue.

•

The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers, and other third-party payors are essential for most patients to be able to afford prescription medications such as Peak Bio’s product candidates, assuming approval.

•

Peak Bio’s ability to achieve acceptable levels of coverage and reimbursement for product candidates by governmental authorities, private health insurers, and other organizations will have an effect on its ability to successfully commercialize its product candidates.

•

Assuming Peak Bio obtains coverage for its product candidates by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high.

•	Third-party payors may also elect to restrict coverage to a subset of patients that could potentially be treated with Peak Bio’s products, if approved.

•

Peak Bio cannot be sure that coverage and reimbursement in the United States, the EU, or elsewhere will be available for its product candidates or any product that it may develop, and any reimbursement that may become available may be decreased or eliminated in the future.

•

Third-party payors increasingly are challenging prices charged for pharmaceutical product candidates and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs or biologics when an equivalent generic drug, biosimilar, or a less expensive therapy is available.

•	It is possible that a third-party payor may consider Peak Bio’s product candidates as substitutable and only offer to reimburse patients for the less-expensive product.

•

Even if Peak Bio shows improved efficacy or improved convenience of administration with its product candidates, pricing of existing drugs may limit the amount Peak Bio will be able to charge for its product candidates.

•

These payors may deny or revoke the reimbursement status of a given product or establish prices for new or existing marketed product candidates at levels that are too low to enable Peak Bio to realize an appropriate return on its investment in its product candidates.

•

Peak Bio may have to provide Peak Bio’s life-saving therapies at highly discounted pricing to low-income countries. While Healthcare reform and restrictions on reimbursements globally may limit Peak Bio’s financial returns on its products.

•

In many countries, the prices of medical product candidates are subject to varying price control, reimbursement schemes, technology assessments, regulatory, market, price trade-offs mechanisms as part of national health systems in many key countries and markets.

•

Health technology assessments, including cost-effectiveness evaluations, Health economic evaluations all may require or conducted prior to country specific market entry in order to assess the medical value or added clinical benefit of a therapy and to gain pricing and reimbursement coverage.

•

Additionally, there are many other statutory and country specific mechanisms for gaining price, reimbursement and Peak Bio expects continued pressure on pricing and reimbursement mechanisms that likely could impact it future products whether it is commercializing itself or with partners. Many of these processes delay market entry and hence delay sales and the ability to generate and grow Peak Bio’s revenue.

•

Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and Peak Bio believes that changes in these rules and regulations are likely. If reimbursement is not available or is available only at limited levels, Peak Bio may not be able to successfully commercialize its product candidates and may not be able to obtain a satisfactory financial return on its product candidates.

Risks Relating to Healthcare Laws and Other Legal Compliance Matters

•

Enacted and future healthcare legislation may increase the difficulty and cost for Peak Bio to obtain marketing approval of and commercialize its product candidates and may affect the prices Peak Bio may set.

•

In the US, EU, the UK and other jurisdictions, there have been, and Peak Bio expects there will continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could affect Peak Bio’s future results of operations.

•

In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (as so amended, the “PPACA”) was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers.

•	Among the provisions of the ACA, those of greatest importance to the pharmaceutical and biotechnology industries include the following:

•

an annual, non-deductible fee payable by any entity that manufactures or imports certain branded prescription drugs and biologic agents (other than those designated as orphan drugs), which is apportioned among these entities according to their market share in certain government healthcare programs;

•

a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•

requirements to report certain financial arrangements with physicians and teaching hospitals, including reporting “transfers of value” made or distributed to prescribers and other healthcare providers and reporting investment interests held by physicians and their immediate family members;

•

an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price (“AMP”) of branded and generic drugs, respectively, and capped the total rebate amount for innovator drugs at 100% of the AMP; a methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs and biologics, including Peak Bio’s product candidates, that are inhaled, infused, instilled, implanted, or injected;

•	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•

expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•	a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•	creation of the Independent Payment Advisory Board, which, once empaneled, would have the authority to recommend certain changes;

•

Medicare program that could result in reduced payments for prescription drugs and those recommendations could have the effect of law unless overruled by a supermajority vote of Congress. The Bipartisan Budget Act of 2018 repealed the creation of the Independent Payment Advisory Board before it could take effect;

•

establishment of a Center for Medicare Innovation at the Centers for Medicare & Medicaid Services (“CMS”), to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending;

•	expansion of the entities eligible for discounts under the Public Health Service program; and

•	a licensure framework for follow on biologic product candidates.

•

Since its enactment, there have been judicial and congressional challenges to certain aspects of the PPACA, as well as efforts by the last presidential administration to repeal or replace certain aspects of the PPACA. A bipartisan bill to appropriate funds for cost-sharing reduction payments has been introduced in the Senate, but the future of that bill is uncertain.

•

In addition, CMS has proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the PPACA for plans sold through such marketplaces. Further, each chamber of Congress has put forth multiple bills designed to repeal or repeal and replace portions of the PPACA. Although none of these measures have been enacted by Congress to date, Congress may consider other legislation to repeal and replace elements of the PPACA. Peak Bio continues to evaluate the effect that the PPACA and its possible repeal and replacement has on its business. It is uncertain the extent to which any such changes may impact Peak Bio’s business or financial condition.

•

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year.

•

These reductions went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2025 unless additional action is taken by Congress. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

•

These new laws or any other similar laws introduced in the future may result in additional reductions in Medicare and other health care funding, which could negatively affect Peak Bio’s future customers and accordingly, Peak Bio’s financial operations.

•	Additionally, there has been increasing legislative and enforcement interest in the United States with respect to non-rare drug pricing practices.

•

Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives.

•

Peak Bio expects that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare product candidates and services, which could result in reduced demand for Peak Bio’s product candidates or additional pricing pressures.

•	Individual states in the United States have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing,

including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

•

Legally-mandated price controls on payment amounts by third-party payors or other restrictions could harm Peak Bio’s business, results of operations, financial condition, and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical product candidates and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for Peak Bio’s product candidates or put pressure on its product pricing.

Peak Bio faces product liability risks and may not be able to obtain adequate insurance.

•	Peak Bio currently has no products that are available for commercial sale.

•	However, the current use of any of Peak Bio’s product candidates in clinical trials, and the sale of any approved products in the future, may expose Peak Bio to liability claims.

•	These claims might be made directly by consumers and healthcare providers or indirectly by pharmaceutical companies, Peak Bio’s corporate collaborators or others selling such products.

•	Peak Bio may experience financial losses in the future due to product liability claims.

•	Peak Bio has obtained limited product liability insurance coverage for its clinical trials.

•	Peak Bio intends to expand its insurance coverage to include the sale of commercial products if marketing approval is obtained for product candidates in development.

•	However, Peak Bio may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect it against losses.

•	Peak Bio is exposed to potential product liability and professional indemnity risks that are inherent in the development, manufacturing, marketing, and use of pharmaceutical product candidates.

•	These claims might be made by patients that use the product, healthcare providers, pharmaceutical companies, Peak Bio’s collaborators, or others selling these product candidates.

•

Any claims against Peak Bio, regardless of their merit, could be difficult and costly to defend and could adversely affect the market for Peak Bio’s product candidates or any prospects for commercialization of Peak Bio’s product candidates. In addition, regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for Peak Bio’s product candidates;

•	injury to Peak Bio’s reputation;

•	withdrawal of clinical trial participants;

•	costs to defend related litigation;

•	diversion of management’s time and Peak Bio’s resources;

•	substantial monetary awards to trial participants or patients;

•	regulatory investigation, product recalls or withdrawals, or labeling, marketing or promotional restrictions; and

•	loss of revenue; and the inability to commercialize, co-commercialize or promote Peak Bio’s product candidates.

•

If a successful product liability claim or series of claims is brought against Peak Bio for uninsured liabilities or in excess of insured liabilities, Peak Bio’s business, financial condition and results of operations may be materially and adversely affected.

Peak Bio’s business operations and current and future relationships with investigators, healthcare professionals, consultants, third-party payors, patient organizations, and customers will be subject to applicable healthcare regulatory laws, which could expose Peak Bio to penalties.

•

Peak Bio’s business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations, and customers, may expose Peak Bio to broadly applicable fraud and abuse and other healthcare laws and regulations.

•

These laws may constrain the business or financial arrangements and relationships through which Peak Bio conducts its operations, including how Peak Bio researches, markets, sells, and distributes its product candidates, if approved.

•	Such laws include the following:

•

The U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving, or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, or recommendation of, any good, facility, item, or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The U.S. federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other hand.

•

The U.S. federal false claims and civil monetary penalties laws, including the civil False Claims Act (“FCA”) which, among other things, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government.

•

In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti- Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the federal government.

•

In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims.

•

HIPAA which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

•	HIPAA, as amended by HITECH and its respective implementing regulations, which impose, among other things, specified requirements relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to the rule, such as health plans, healthcare clearinghouses and healthcare providers as well as its business associates that perform certain services involving the use or disclosure of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions; the U.S. federal Food, Drug and Cosmetic Act (“FDCA”), which prohibits, among other things, the adulteration or misbranding of drugs, biologics, and medical devices.

•

The U.S. Public Health Service Act (“PHSA”), which prohibits, among other things, the introduction into interstate commerce of a biological product unless a biologics license is in effect for that product.

•

The U.S. federal legislation commonly referred to as the “Physician Payments Sunshine Act,” enacted as part of the PPACA, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics, and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the government information related to certain payments and other transfers of value to physicians and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members; analogous U.S. state laws and regulations, including, state anti-kickback and false claims laws, which may apply to Peak Bio’s business practices, including but not limited to, research, distribution, sales, and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers.

•

State laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources.

•

State laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities.

•

State laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

•	Similar healthcare laws and regulations in the EU, the UK and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers.

Peak Bio’s employees and independent contractors, including principal investigators, CROs, CMOs, consultants, vendors, and any other third parties Peak Bio may engage in connection with the development and commercialization of its product candidates may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could adversely affect its business.

•

Misconduct by Peak Bio’s employees and independent contractors, including principal investigators, CROs, CMOs, consultants, vendors, and any other third parties Peak Bio may engage in connection with the development and commercialization of its product candidates, could include intentional, reckless, or negligent conduct or unauthorized activities that violate: (i) the laws and regulations of the FDA, the EMA and other similar regulatory authorities, including those laws that require the reporting of true, complete and accurate information to such authorities; (ii) manufacturing standards; (iii) data privacy, security, fraud and abuse, and other healthcare laws and regulations; or (iv) laws that require the reporting of true, complete, and accurate financial information and data.

•

Specifically, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements.

•

Activities subject to these laws could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, creation of fraudulent data in pre-clinical studies or clinical trials, or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to Peak Bio’s reputation.

•

It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions Peak Bio takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations.

•

Additionally, Peak Bio is subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against Peak Bio, and Peak Bio is not successful in defending itself or asserting its rights, those actions could have a significant impact on Peak Bio’s business and results of operations, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid, other U.S. federal healthcare programs or healthcare programs in other jurisdictions, individual imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of Peak Bio’s operations.

Peak Bio is subject to governmental regulation and other legal obligations related to privacy, data protection and data security. Peak Bio’s actual or perceived failure to comply with such obligations could harm its business.

•	Peak Bio is subject to diverse laws and regulations relating to data privacy and security in the USA, EU, and other countries in which it may or will conduct business.

•

New global privacy rules are being enacted and existing ones are being updated and strengthened. Peak Bio is likely to be required to expend capital and other resources to ensure ongoing compliance with these laws and regulations.

•

The GDPR applies extraterritorially and implements stringent operational requirements for controllers and processors of personal data. For example, the GDPR in both the EU and UK (i) requires detailed disclosures to data subjects; (ii) requires disclosure of the legal basis on which personal data is processed; (iii) makes it harder to obtain valid consent for processing; (iv) requires the appointment of a data protection officer where sensitive personal data (i.e. health data) is processed on a large scale; (v) provides more robust rights for data subjects; (vi) introduces data breach notification requirements with a very low threshold; (vii) imposes additional obligations when contracting with service providers; and (viii) requires an appropriate privacy governance framework to be implemented including policies, procedures, training and data audit.

•

The EU GDPR permits member state derogations for certain issues and allows member states, in some instances, to impose additional requirements. Accordingly, Peak Bio is also subject to EU national laws relating to the processing of certain data such as genetic data, biometric data and data concerning health. Complying with these numerous, complex, and often changing regulations is expensive and difficult. Failure by Peak Bio, or its partners or service providers, to comply with the GDPR could result in regulatory investigations, enforcement notices and/or significant fines.

•

In addition to the foregoing, any breach of privacy laws or data security laws, particularly those resulting in any security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of sensitive or confidential patient or consumer information, could have a material adverse effect on Peak Bio’s business, reputation and financial condition.

•	As a data controller, Peak Bio is accountable for any third-party data service providers it engages to process personal data on its behalf.

•

Peak Bio attempts to address the associated risks by performing security assessments, detailed due diligence and regularly performing privacy and security reviews of its vendors and requiring all such third-party providers with data access to sign agreements, including business associate agreements, and where required under EU or country laws, obligating them to only process data according to Peak Bio’s instructions and to take sufficient security measures to protect such data.

•

There is no assurance that these contractual measures and Peak Bio’s own privacy and security-related safeguards will protect it from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by Peak Bio’s third-party processors could have a material adverse effect on Peak Bio’s business and result in the fines and penalties outlined above.

Peak Bio is subject to evolving European privacy laws on electronic marketing and cookies.

•

The EU is in the process of replacing the e-Privacy Directive (2002/58/EC) (the “e-Privacy Directive”) with a new set of rules taking the form of a regulation, which will be directly applicable to the laws of each EU member state, without need for further implementation. The draft e-Privacy Regulation (the “e-Privacy Regulation”), if enacted, is expected to maintain strict opt-in marketing rules with limited exceptions for business-to-business communications, maintain restrictive rules on the use of non-essential cookies, web beacons and similar technology and significantly increase fining powers to the same levels as the EU GDPR (i.e. the greater of 20 million euros or 4% of total global annual revenue). While the e-Privacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is still going through the European legislative process.

•

Due to Peak Bio’s planned international operations, Peak Bio may be subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing its operations. If Peak Bio fails to comply with these laws, Peak Bio could be subject to civil or criminal penalties, other remedial measures and legal expenses.

•

Peak Bio’s operations are subject to anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (the “FCPA”); and other anti-corruption laws that apply in countries where Peak Bio does business and may do business in the future. The FCPA, and these other laws generally prohibit Peak Bio, its officers and employees and intermediaries from bribing, being bribed by, or providing prohibited payments or anything else of value to government officials or other persons to obtain or retain business or gain some other business advantage.

•

Peak Bio may in the future operate in jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and it may participate in collaborations and relationships with third parties whose actions could potentially subject it to liability under the Bribery Act, the FCPA, or local anti-corruption laws.

•

In addition, Peak Bio cannot predict the nature, scope, or effect of future regulatory requirements to which any of its international operations might be subject or the manner in which existing laws might be administered or interpreted.

•

Peak Bio is also subject to other laws and regulations governing any international operations, including regulations administered by the governments of the United States, including applicable export control regulations, economic sanctions on countries and persons and customs requirements (collectively, the “Trade Control Laws”).

•

There is no assurance that Peak Bio will be completely effective in ensuring its compliance with all applicable anti-corruption laws, including the FCPA, or other legal requirements, including Trade Control Laws. If Peak Bio is not in compliance with the FCPA, and other anti-corruption laws or Trade Control Laws, Peak Bio may be subject to criminal and civil penalties, disgorgement, and other sanctions and remedial measures and legal expenses.

•

Any investigation of any potential violations of the FCPA, other anti-corruption laws, or Trade Control Laws by U.S., or other authorities, even if it is ultimately determined that Peak Bio did not violate such laws, could be costly and time-consuming, require significant personnel resources, and harm Peak Bio’s reputation.

•	Peak Bio will seek to build and continuously improve its systems of internal controls and to remedy any weaknesses identified.

•

There can be no assurance, however, that the policies and procedures will be followed at all times or effectively detect and prevent violations of the applicable laws by one or more of Peak Bio’s employees, consultants, agents, collaborators or other persons who performs services on Peak Bio’s behalf and, as a result, Peak Bio could be subject to fines, penalties, or prosecution.

Although the clinical trial process is designed to identify and assess potential side effects, it is always possible that a drug, even after regulatory approval, may exhibit unforeseen side effects. If Peak Bio’s product candidates were to cause adverse side effects during clinical trials or after approval, Peak Bio may be exposed to substantial liabilities.

•	Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use Peak Bio’s product candidates.

•	Although Peak Bio maintains product liability insurance for its product candidates, it is possible that its liabilities could exceed its insurance coverage.

•	Peak Bio intends to expand its coverage to include the sale of commercial product candidates if it obtains marketing approval for any of its product candidates.

•	However, Peak Bio may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise.

•

If a successful product liability claim or series of claims is brought against Peak Bio for uninsured liabilities or in excess of insured liabilities, Peak Bio’s assets may not be sufficient to cover such claims and its business operations could be impaired.

•

If there are changes in the application of legislation or regulatory policies, or if problems are discovered with a product or the manufacture of a product, or if Peak Bio or one of its distributors, licensees, or co-marketers fails to comply with regulatory requirements, the regulatory authorities could take various actions.

•	These include imposing fines on Peak Bio, imposing restrictions on Peak Bio’s product or its manufacture, and requiring it to recall or remove a product from the market.

•

The regulatory authorities could also suspend or withdraw Peak Bio’s marketing authorizations, or require Peak Bio to conduct additional clinical trials, change its product labeling, or submit additional MAAs.

•	If any of these events occurs, Peak Bio’s ability to sell its product may be impaired, and Peak Bio may incur substantial additional expense to comply with regulatory requirements.

Peak Bio may be exposed to future liabilities and/or obligations with respect to sales or out-licensing arrangements or partnerships.

•	Peak Bio may be required to set aside provisions for warranty claims or contingent liabilities in respect of such sales or out-licensing arrangements.

•

Peak Bio may be required to pay damages (including, but not limited to, litigation costs) to a purchaser or licensee to the extent that any representations or warranties that Peak Bio had given to that purchaser or licensee prove to be inaccurate or to the extent that Peak Bio has breached any of its covenants or obligations contained in the disposal documentation.

•

In certain circumstances, it is possible that any incorrect representations and warranties could give rise to a right by the purchaser or licensee to unwind the contract in addition to receiving damages. Furthermore, Peak Bio may become involved in disputes or litigation in connection with such product candidates.

•

Certain obligations and liabilities associated with Peak Bio’s prior management of the development of any current or disposed product candidate can also continue to exist notwithstanding any sale, such as liabilities arising from the infringement of intellectual property rights of others.

•

As a result of the above, the total amount of costs and expenses that may be incurred with respect to liabilities associated with a sale or out-license may exceed Peak Bio’s expectations, and Peak Bio may experience other unanticipated adverse effects, all of which could adversely affect its business, financial condition, results of operations, and prospects.

•	Peak Bio’s business is subject to economic, political, regulatory and other risks associated with international operations.

To service any of Peak Bio’s future indebtedness, Peak Bio will require a significant amount of cash. Its ability to generate cash depends on many factors beyond its control.

•

Peak Bio’s ability to make payments on indebtedness, and to fund planned capital expenditures, R&D, as well as required stock repurchases and expansion efforts will depend on its ability to generate cash in the future.

•

This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are and will remain beyond our control. Contractual provisions or laws, as well as any future subsidiaries’ financial condition and operating requirements, may limit Peak Bio’s ability to obtain cash from its subsidiaries.

•

Until such time, if ever, as Peak Bio can generate substantial product revenues, Peak Bio may seek to finance its cash needs through securities offerings, debt financings, license and collaboration agreements, or other capital raising transactions.

•

If Peak Bio raises capital through securities offerings, your ownership interest will be diluted, and the terms of the securities Peak Bio issues in such transactions may include liquidation or other preferences that adversely affect your rights as a holder of Peak Bio’s shares.

•

Debt financing, if available, could result in fixed payment obligations, and Peak Bio may be required to agree to certain restrictive covenants, such as limitations on its ability to incur additional debt, to acquire, sell or license intellectual property rights, to make capital expenditures, to declare dividends, or other operating restrictions.

•	In addition, Peak Bio could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable.

Peak Bio’s operating results may vary from period to period for several reasons including:

•	The overall competitive environment for Peak Bio’s products as described in “Peak Bio faces competition” above.

•

The amount and timing of future sales to customers in the U.S. For example, sales of a product may increase or decrease due to pricing changes, future mandated discounts, rebates, governmental price controls, formularies, health care plans acceptance of products, healthcare or insurance companies changing operations in a geographical area or fluctuations in future distributor buying patterns or future sales initiatives that Peak Bio may undertake from time to time.

•	The availability and extent of government and private third-party reimbursements for the cost of therapy.

•

The future effectiveness and safety of Peak Bio’s various products as determined both in clinical testing and by the accumulation of additional information on each product after the FDA approves it for sale.

•

The future rate of adoption by physicians and use of Peak Bio’s products for approved indications and additional indications. Among other things, the rate of adoption by physicians and use of Peak Bio’s products may be affected by results of clinical studies reporting on the benefits or risks of a product.

•	The potential introduction of new products and additional indications for existing products.

•

The ability to successfully manufacture sufficient quantity of any future marketed product that Peak Bio may bring to market or partner with collaborators versus the ability of Peak Bio’s competitors to do the same with their products.

•

To support scaling of preclinical and clinical activities, Peak Bio will need to provide proportionate operational general and administrative support in areas of IT, HR, PR, Finance, Legal and Regulatory. Peak Bio would need to hire these future staff and they will play a role in determining its operating results.

•	Portions of Peak Bio’s information technology infrastructure may experience interruptions, delays or cessations of service or produce errors.

Peak Bio has identified a material weakness in its internal control over financial reporting which could, if not remediated, result in material misstatements in the combined company’s consolidated financial statements.

Peak Bio’s management has been responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Peak Bio’s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles in the United States. Due to inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Peak Bio’s management, under the supervision and with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of its internal control over financial reporting as of the end of the period covered by this Joint Proxy Statement/Prospectus. As a result of this evaluation, management identified control deficiencies that constituted a material weakness in Peak Bio’s internal control over financial reporting. The Company’s internal control over financial reporting is ineffective with respect to its financial closing process with respect to (i) preparation, review and approval of journal entries including the reasonableness of critical accounting estimates, (ii) timely closings as required to maintain compliance with reporting deadlines under applicable Securities and Exchange Commission regulations, (iii) evaluation of third party financial reporting advisors’ capabilities and the monitoring and evaluation of the accuracy and completeness of their work product, and (iv) accuracy of diluted earnings per share calculation. Peak Bio experienced difficulties in applying complex accounting principles including (i) financial instruments accounted for under ASC 480 and ASC 815-10, (ii) differentiating between contractual liabilities and gain and loss contingencies, and (iii) fair value measurements.

Peak Bio’s management continues to work to improve its controls related to Peak Bio’s material weaknesses, specifically implementing improved processes and internal controls to ensure the proper application of accounting practices and guidance. Peak Bio also intends to increase its accounting staff as soon as economically feasible and sustainable to remediate these material weaknesses. These material weaknesses will not be considered to be remediated until the applicable remediated controls are operating for a sufficient period of time and management has concluded that these controls are operating effectively. Until remediated, these material weaknesses could result in future errors to Peak Bio’s financial statements. However, Peak Bio can give no assurance that the measures Peak Bio takes will remediate the material weakness or that additional material weaknesses will not arise in the future. Any failure to remediate the material weakness, or the development of new material weaknesses in Peak Bio’s internal control over financial reporting, could result in material misstatements in Peak Bio’s financial statements and cause it to fail to meet its reporting and financial obligations, which in turn could have a negative impact on its financial condition.

Risks Related to the Proposed Merger

There is no guarantee that the Merger will increase shareholder value or that Peak Bio will be successfully integrated into Akari’s operations or achieve its desired benefits.

The process of integrating Akari’s operations with Peak Bio could encounter unexpected costs and delays, which include:

•	failure to implement our business plans for the combined businesses;

•	unexpected losses of key employees, manufacturers or suppliers;

•	diversion of management’s attention from other business concerns;

•	adverse effects on our or Peak Bio’s existing business relationships; and

•	unanticipated expenses and liabilities.

If Akari is unable to timely and effectively integrate its operations with Peak Bio, the anticipated cost savings, growth opportunities and other synergies of the Merger may not be realized fully or at all, or may take longer to realize than expected, which would adversely affect Akari’s business. Further, even if the integration is timely and effective, Akari cannot guarantee its integration efforts as a result of the Merger and the related transactions will not impair shareholder value or otherwise adversely affect Akari’s results of operation and business prospects.

Failure to consummate the Merger as contemplated could negatively impact the price of Akari Ordinary Shares and Akari ADSs and the future business and operating results of the combined company.

The consummation of the Merger may be delayed, the Merger may be consummated on terms different than those contemplated by the Merger Agreement, or the Merger may not be consummated at all. Failure to consummate the Merger would prevent Akari shareholders from realizing the anticipated benefits of the Merger. In addition, the consideration offered by Akari reflects a valuation of Peak Bio significantly in excess of the price at which shares of Peak Bio Common Stock were trading prior to the public announcement of Akari’s interest in the proposed Merger. The current market price of shares of Peak Bio Common Stock may reflect a market assumption that the Merger will occur, and a failure to consummate the Merger could result in a significant decline in the market price of shares of Peak Bio Common Stock and a negative perception of Peak Bio generally. Any delay in the consummation of the Merger or any uncertainty about the consummation of the Merger could also negatively impact the share price and future business and financial results of Akari, Peak Bio and/or the combined company.

The market price of the Akari ADSs will fluctuate prior to the Merger, so Peak Bio stockholders cannot be sure of the value of the Akari ADSs they will receive if the Merger is consummated.

If the Merger is consummated, each issued and outstanding share of Peak Bio Common Stock will be converted into the right to receive the Per Share Merger Consideration. The Exchange Ratio is not fixed and is subject to adjustment based on each of Akari’s and Peak Bio’s Net Cash as of the Cash Determination Time (as

defined below) and the market price of Akari ADSs will continue to fluctuate prior to the Merger, the value of the Per Share Merger Consideration cannot be determined prior to the Closing. If the market price of Akari ADSs declines or Peak Bio’s Net Cash decreases or Akari’s Net Cash increases to a certain number, Peak Bio stockholders could receive less value for their shares of Peak Bio Common Stock upon the consummation of the Merger than the implied value of such shares as of the date the Merger was announced, the date of the Peak Bio Stockholders Meeting, or as of the date of this Joint Proxy Statement/Prospectus.

The market price of Akari ADSs may fluctuate due to a variety of factors that are beyond Akari’s control, including general market and economic conditions, changes in business prospects, catastrophic events, both natural and man-made, and regulatory considerations. In addition, the market price of the Akari ADSs may significantly fluctuate during the period of time between the date of the Merger Agreement and the consummation of the Merger, as a result of uncertainty regarding the transactions contemplated by the Merger Agreement, market perception of the synergies and cost savings expected to be achieved related to the Merger, changes to the ongoing business of Akari or Peak Bio, including any actions taken by Akari’s or Peak Bio’s customers, suppliers, distributors, partners, employees, investors and governmental authorities as a result of the Merger announcement, or actions taken by Akari or Peak Bio in connection with the Merger.

Because the Merger will not be completed until certain conditions have been satisfied or, where relevant, waived (see the section of this Joint Proxy Statement/Prospectus titled “The Merger Agreement—Conditions to Completion of the Merger”), a period of time, which may be significant, may pass between the date of signing the Merger Agreement, the date of the Akari Shareholders Meeting and Peak Bio Stockholders Meeting, and the completion of the Merger. Therefore, at the time you vote your shares of Peak Bio Common Stock, you will not know the exact market value of per share stock consideration that will be issued if the Merger is completed.

Peak Bio stockholders are urged to obtain current market prices for Akari ADSs and shares of Peak Bio Common Stock. See the section of this Joint Proxy Statement/Prospectus titled “Comparative Per Share Market Price and Dividend Information.”

The Merger remains subject to additional conditions, some of which Akari and Peak Bio cannot control, which could result in the Merger not being consummated or being delayed, either of which could negatively impact the share price and future business and operating results of Akari, Peak Bio, and/or the combined company.

The Merger is subject to the satisfaction or waiver of certain conditions described above, including, but not limited to, (i) approval by Akari shareholders of (A) the Share Issuance Proposal, (B) Chairman Appointment Proposal, and (C) any other resolutions required by law or the rules and regulations of Nasdaq or other listing authority, (ii) approval by Peak Bio stockholders of the Merger Proposal, (iii) the registration statement on Form S-4 becoming effective under the Securities Act, and no stop order suspending the effectiveness of the registration statement shall have been issued by the SEC and remain in effect, (iv) no restraints or laws shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making consummation of the Merger illegal, (v) the Akari ADSs to be issued in the Merger shall have been authorized for listing on Nasdaq, subject to official notice of issuance, (vi) the PIPE Investment having been consummated simultaneously with, and conditioned only upon, the occurrence of the closing of the Merger, and resulting in net proceeds to Akari of at least $10,000,000, (vii) the Net Cash (as defined below) of Peak Bio and Akari each being equal to or greater than negative $13,500,000 as of the Closing, (viii) the absence of a Peak Bio Material Adverse Effect and an Akari Material Adverse Effect since the date of the Merger Agreement, (ix) the representations, warranties and covenants of Peak Bio and Akari made in the Merger Agreement being true and correct, subject to the standards and qualifications set forth in the Merger Agreement, and (x) the performance by Peak Bio and Akari in all material respects the covenants and obligations required to be performed by it under the Merger Agreement at or prior to the closing of the Merger.

If any conditions to the Merger are not satisfied or, where waiver is permitted by applicable law, not waived, the Merger will not be consummated. See the section of this of this Joint Proxy Statement/Prospectus titled “The Merger Agreement - Conditions to Completion of the Merger” for a discussion of the conditions to the Merger.

If for any reason the Merger is not completed or the closing of the Merger is significantly delayed, the Akari ADS price, the Exchange Ratio, and business and results of operations of Akari, Peak Bio, and/or the combined company may be adversely affected. In addition, failure to consummate the Merger would prevent Akari shareholders and Peak Bio stockholders from realizing the anticipated benefits of the Merger. Akari and Peak Bio have incurred, and expect to continue to incur, significant transaction fees, professional service fees, taxes and other costs related to the Merger. Further, if the Merger Agreement is terminated, under certain circumstances, Peak Bio or Akari may be required to pay a termination fee equal to $300,000 and reimburse the other party for expenses related to the transaction up to $1.5 million.

Lawsuits may be filed in the future against Akari, Peak Bio and members of their respective boards of directors challenging the Merger, and an adverse ruling in any such lawsuit may delay or prevent the completion of the Merger or result in an award of damages against Akari or Peak Bio.

Transactions such as the Merger are frequently subject to litigation or other legal proceedings, including actions alleging that the Akari Board or Peak Bio Board breached their respective fiduciary duties to their respective shareholders and stockholders by entering into the Merger Agreement, by failing to obtain a greater value in the transaction for their respective shareholders and stockholders, or otherwise. Neither Akari nor Peak Bio can provide assurance that such litigation or other legal proceedings will not be brought. If litigation or other legal proceedings are in fact brought against Akari or Peak Bio, or against the Akari Board or Peak Bio Board, they will defend against it, but might not be successful in doing so. An adverse outcome in such matters, as well as the costs and efforts of a defense even if successful, could have a material adverse effect on the business, results of operation or financial position of Akari, Peak Bio or the combined company, including through the possible diversion of either company’s resources or distraction of key personnel.

Furthermore, one of the conditions to the completion of the Merger is the absence of an order, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any governmental authority of competent authority or laws in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal. As such, if any plaintiffs are successful in obtaining an injunction preventing the consummation of the Merger, that injunction may prevent the Merger from becoming effective or from becoming effective within the expected time frame.

The directors and executive officers of Peak Bio have interests in the Merger that may be different from, or in addition to, those of other Peak Bio stockholders, which could have influenced their decisions to support or approve the Merger.

Peak Bio stockholders should recognize that the directors and executive officers of Peak Bio have interests in the Merger that may be different from, or in addition to, their interests as stockholders of Peak Bio generally. For Peak Bio directors, and executives these interests may include the accelerated vesting and payment for certain Peak Bio stock-based incentive awards as a result of the Merger, as well as cash severance payments and benefits that may become payable in connection with the Merger. Peak Bio’s directors and executive officers are also covered by certain indemnification and insurance arrangements. Following the close of the transaction, Hoyoung Huh, M.D., Ph.D, James Neal and Sandip Patel are expected to join the board of directors of the combined company. Such interests and benefits could have influenced the decisions of Peak Bio’s directors and executive officers to support or approve the Merger. See the section of this Joint Proxy Statement/Prospectus titled “Interests of Peak Bio Directors and Executive Officers in the Merger.”

The Merger Agreement restricts Akari’s and Peak Bio’s ability to pursue alternatives to the Merger, however, in specified circumstances, Akari or Peak Bio may terminate the Merger Agreement to accept a superior proposal.

Under the Merger Agreement, Akari and Peak Bio have agreed not to (1) take certain actions to solicit proposals relating to alternative business combination transactions or (2) subject to certain exceptions, including the receipt of a superior proposal, enter into discussions or an agreement concerning, or provide confidential information in connection with, any proposals for alternative business combination transactions. However, in specified circumstances, Akari or Peak Bio may terminate the Merger Agreement to enter into a definitive agreement with respect to a superior proposal prior to obtaining approval of the Merger from its shareholders or stockholders, as applicable.

Upon termination of the Merger Agreement in specified circumstances, Akari or Peak Bio would be required to pay a termination fee equal to $300,000 and reimburse the other party for expenses related to the transaction up to $1.5 million. Following the payment of the termination fee, the paying party will, other than in certain circumstances, have no further obligation or liabilities to the other party. Such termination would deny Akari, Peak Bio, and their shareholders and stockholders, respectively, any benefits from the Merger and could negatively impact Akari’s and/or Peak Bio’s market price.

These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Akari or Peak Bio from considering or proposing that acquisition, even if such third party were prepared to enter into a transaction that is more favorable to Akari or Peak Bio or their respective shareholders and stockholders than the Merger. For more information regarding superior proposal, see the section of this Joint Proxy Statement / Prospectus titled “The Merger Agreement— No Solicitation of Acquisition Proposals; Intervening Event.”

If the proposed Merger is not completed, each of Akari and Peak Bio will have incurred substantial costs that may adversely affect Akari’s and Peak Bio’s respective financial results.

Each of Akari and Peak Bio have incurred and will continue to incur substantial costs in connection with the proposed merger. These costs are primarily associated with the fees of consultants, attorneys, accountants and financial advisors. In addition, each of Akari and Peak Bio have diverted significant management resources in an effort to complete the Merger and are subject to restrictions contained in the Merger Agreement on the conduct of their respective businesses during the pendency of the Merger. If the Merger is not completed, such costs may adversely affect Akari’s and Peak Bio’s financial results.

Uncertainties associated with the Merger may cause a loss of employees and may otherwise affect the future business and operations of Akari, Peak Bio and the combined company.

Uncertainty about the effect of the Merger on employees and customers may have an adverse effect on Akari or Peak Bio and, if the proposed merger with Peak Bio is consummated, on the combined company following the Merger. These consequent uncertainties may impair Akari’s, Peak Bio’s and following the closing of the Merger, the combined company’s, ability to retain and motivate key personnel and could also cause customers, suppliers, licensees, partners and others who deal with Akari or Peak Bio to defer entering into contracts with, making other decisions concerning, or seeking to change existing business relationships with Akari or Peak Bio, and following the closing of the Merger, the combined company. Because Akari and Peak Bio depend on the experience and industry knowledge of their executives and other key personnel to execute their business plans, the combined company may be unable to meet its strategic objectives.

While the Merger is pending, Akari and Peak Bio may not be able to hire qualified personnel to replace any key employees that may depart to the same extent that they have been able to in the past. In addition, if the Merger is not completed, Akari and Peak Bio may also encounter challenges in hiring qualified personnel to replace key employees that may depart prior to the termination of the Merger Agreement.

Akari and Peak Bio may not successfully integrate.

If the Merger is consummated, achieving the anticipated benefits of the proposed Merger of Akari and Peak Bio will depend in part upon whether the two companies integrate their businesses in an effective and efficient manner. Akari and Peak Bio may not be able to accomplish this integration process successfully. The integration of businesses is complex and time-consuming. The difficulties that could be encountered include the following:

•	integrating personnel, operations and systems, while maintaining focus on selling and promoting existing and newly acquired or produced products;

•	coordinating geographically dispersed organizations;

•	distraction of management and employees from operations;

•	changes or conflicts in corporate culture;

•	management’s inability to manage a substantial increase in the number of employees;

•

management’s inability to train and integrate personnel, who may have limited experience with the respective companies’ business lines and products, and to deliver a consistent message regarding diseases treated by the combined company;

•	retaining existing customers and attracting new customers;

•	retaining existing employees and attracting new employees;

•	maintaining business relationships; and

•	inefficiencies associated with the integration and management of the operations of the combined company.

In addition, there will be integration costs and non-recurring transaction costs (such as fees paid to legal, financial, accounting and other advisors and other fees paid in connection with the Merger) associated with the proposed Merger, including costs associated with combining their operations and achieving the synergies Akari and Peak Bio expect to obtain, and such costs may be significant.

An inability to realize the full extent of the anticipated benefits of the proposed Merger of Akari and Peak Bio, including estimated cost synergies, as well as any delays encountered in the integration process and realizing such benefits, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may materially adversely affect the value of the Akari ADSs after the consummation of the Merger.

Future results of the combined company may differ materially from the unaudited pro forma condensed combined financial statements of Akari and Peak Bio presented in this Joint Proxy Statement/Prospectus.

The future results of the combined company following the completion of the Merger may be materially different from those shown in the Unaudited Pro Forma Condensed Combined Financial Statements presented in this Joint Proxy Statement/Prospectus, which show only a combination of Akari’s and Peak Bio’s standalone historical results after giving effect to the Merger, subject to the matters noted therein. Akari estimates that it will record approximately $2.7 million in transaction expenses, $0.7 million of which will be incurred and expensed subsequent to June 30, 2024. Peak Bio estimates that it will record approximately $2.5 million in transaction expenses. In addition, the final amount of any charges relating to acquisition accounting adjustments that Akari may be required to record will not be known until following the completion of the Merger. These and other expenses and charges may be significantly higher or lower than estimated.

Certain contractual counterparties may seek to modify contractual relationships with the combined company, which could have an adverse effect on the combined company’s business and operations.

As a result of the Merger, the combined company may experience impacts on relationships with contractual counterparties (such as business partners, surgeons, vendors, sales representatives, contractors or other third-party service providers) that may harm the combined company’s business and results of operations. Certain counterparties may seek to terminate or modify contractual obligations following the Merger whether or not contractual rights are triggered as a result of the Merger. There can be no guarantee that Akari’s or Peak Bio’s contractual counterparties will remain with or continue to have a relationship with the combined company or do so on the same or similar contractual terms following the Merger. If any contractual counterparties (such as business partners, surgeons, vendors, sales representatives, contractors or other third party service providers) seek to terminate or modify contractual obligations or discontinue the relationship with the combined company, then the combined company’s business and results of operations may be harmed.

The market price of Akari ADSs may be affected by factors different from those affecting the market price of shares of Peak Bio Common Stock.

If the Merger is consummated, Peak Bio stockholders will become holders of Akari ADSs. Akari’s business differs from that of Peak Bio, and Akari’s results of operations, as well as the market price of Akari ADSs, may be affected by factors different from those affecting Peak Bio’s results of operations and the market price of shares of Peak Bio Common Stock.

Peak Bio’s stockholders who receive Akari ADSs in the Merger will have rights as holders of Akari ADSs that differ from their current rights as Peak Bio stockholders.

Upon completion of the Merger, Peak Bio stockholders will no longer be stockholders of Peak Bio and will instead become holders of Akari ADSs. Holders of Akari ADSs will be able to exercise the shareholder rights for Akari Ordinary Shares represented by such Akari ADSs through the Depositary Bank, only to the extent contemplated by the Deposit Agreement. For more information, see the description of Akari ADSs contained in this Joint Proxy Statement/Prospectus titled “Description of Akari ADSs” for a discussion of the terms of the Akari ADSs and the material rights of owners of Akari ADSs. There are certain differences in the rights of holders of Akari ADSs and of Peak Bio stockholders under the Peak Bio amended and restated certificate of incorporation (“Peak Bio Charter”) and Peak Bio by-laws. See the section of this Joint Proxy Statement/Prospectus titled “Comparison of Holders’ Rights” for a discussion of these rights.

If the Merger is consummated, current Peak Bio stockholders will have a reduced ownership percentage and voting interest and will exercise less influence over the management and policies of the combined company than they do over Peak Bio.

In connection with the Merger, each issued and outstanding share of Peak Bio Common Stock will be converted into the right to receive the Merger consideration representing in the aggregate, based on the estimate of the Exchange Ratio as of March 4, 2024, the date of the Merger Agreement, approximately 48% of the combined company following the closing of the Merger, on a fully diluted basis. Current Peak Bio stockholders will also experience significant dilution of their interests in Peak Bio immediately prior to the completion of the Merger as a result of the conversion of the total balances due under outstanding convertible promissory notes into the right to receive a share of the Merger Consideration. Akari shareholders and Peak Bio stockholders currently have the right to vote for their respective directors and on other matters affecting their respective companies. When the Merger is consummated, each Peak Bio stockholder who receives Akari ADSs in the Merger will become a shareholder of the combined company with a percentage ownership of the combined company that will be smaller than the stockholder’s percentage ownership of Peak Bio. As a result of their reduced ownership percentages, current Peak Bio stockholders will have less voting power in the combined company than they now have separately with respect to Peak Bio.

Nasdaq may delist Akari ADSs from trading on its exchange, which could limit investors’ ability to make transactions in Akari ADSs and subject Akari and the combined company to additional trading restrictions.

Currently, Akari ADSs are publicly traded on Nasdaq. As discussed above, if Akari does not meet Nasdaq’s continued listing requirements, Nasdaq may delist Akari ADSs from trading on its exchange, which could limit investors’ ability to make transactions in Akari ADSs and subject Akari to additional trading restrictions.

We cannot assure you that Akari will be able to meet these continued listing requirements. Even if Akari ADSs remain listed, Akari may be required to file a new initial listing application in connection with the Merger and satisfy the initial Nasdaq listing standards, which are more stringent than the continued listing standards. There can be no guarantee that such application, if required, will be approved and, even if approved, that Akari will be able to maintain the listing of its securities in the future. In order to continue listing its securities on Nasdaq following the proposed Merger, the combined company will be required to maintain certain financial, distribution and stock price levels. If Nasdaq delists Akari ADSs from trading on its exchange at Closing of the Merger (or thereafter) and Akari is not able to list its securities on another national securities exchange or regain compliance with Nasdaq, Akari ADSs could be quoted on an over-the-counter market. If this were to occur, the combined company could face significant material adverse consequences, including, but not limited to:

•	limited availability of market quotations for Akari ADSs;

•	reduced liquidity for the trading of Akari ADSs; and

•	a decreased ability to issue additional securities and obtain additional capital in the future.

INFORMATION ABOUT THE AKARI GENERAL MEETING

Time, Place and Purpose of the Akari General Meeting

This Joint Proxy Statement/Prospectus is being furnished to Akari shareholders as part of the solicitation of proxies by the Akari Board for use at the Akari General Meeting to be held at 2:00 p.m. London time (9:00 a.m. Eastern Time) on November 7, 2024, at Akari’s UK corporate headquarters, located at 75/76 Wimpole Street, London W1G 9RT, or at any postponement or adjournment thereof. At the Akari General Meeting, Akari shareholders will be asked to (i) approve the Merger Allotment Proposal, (ii) approve the Share Issuance Proposal, (iii) approve the Chairman Appointment Proposal, (iv) approve the General Allotment Proposal, (v) approve the Equity Plan Proposal and (vi) approve the Pre-emption Rights Proposal.

Akari shareholders must approve the Merger Allotment Proposal, the Share Issuance Proposal and the Chairman Appointment Proposal in order for the Merger to occur. If Akari shareholders fail to approve the Merger Allotment Proposal, the Share Issuance Proposal and the Chairman Appointment Proposal, the Merger will not occur. A copy of the Merger Agreement is attached as Annex A to this Joint Proxy Statement/Prospectus, which Akari encourages you to read carefully and in its entirety.

Action to be Taken by Holders of Akari Ordinary Shares

If you are a holder of Akari ADSs, please ignore this section and refer instead to the section below “Holders of Akari ADSs.”

Holders of Akari Ordinary Shares that are planning to attend the Akari General Meeting in person (or by way of corporate representative) should inform Akari’s Company Secretary.

Any holder of Akari Ordinary Shares that is unable to attend the Akari General Meeting can still vote on the Akari Proposals by appointing a proxy. A form of proxy for use at the Akari General Meeting is enclosed.

You are advised to complete and return the form of proxy in accordance with the instructions printed on it so as to arrive at Akari’s registrar, Equiniti Limited at Aspect House, Spencer Road, Lancing, BN99 6DA as soon as possible but in any event by no later than 2:00 p.m. London time (9:00 a.m. Eastern Time) on November 5, 2024. CREST members may appoint a proxy by using the CREST electronic proxy appointment service. Institutional investors may be able to appoint a proxy electronically via the Proxymity platform. For further information regarding Proxymity, please go to www.proxymity.io. The return of a form of proxy or the electronic appointment of a proxy does not preclude any holder of Akari Ordinary Shares from attending and voting at the Akari General Meeting if they so wish.

This Joint Proxy Statement/Prospectus, including the notice of the Akari General Meeting and associated materials for the Akari General Meeting are being sent or supplied to holders of Akari Ordinary Shares as of October 15, 2024. In order to attend and vote at the Akari General Meeting as a holder of Akari Ordinary Shares or for your form of proxy to remain valid, you must continue to be registered as a holder of ordinary shares in Akari’s register of members as of 6:30 p.m. London time (1:30 p.m. Eastern Time) on November 5, 2024.

Therefore, if any holder of Akari Ordinary Shares sells or transfers such Akari Ordinary Shares on or prior to November 5, 2024, the form of proxy of such holder of Akari Ordinary Shares can no longer be used and if submitted (whether before or after you sell or transfer your Akari Ordinary Shares) will be treated as invalid. The selling or transferring holder of Akari Ordinary Shares should pass this document to the person who arranged the sale or transfer for delivery to the purchaser or transferee. The purchaser or transferee should contact Akari’s Company Secretary, by calling +1 (929) 274-7511, to request a new form of proxy for its use.

Should a holder of Akari Ordinary Shares elect to convert their holding of Akari Ordinary Shares in the capital of Akari into an interest in the capital of Akari represented by ADSs before the Akari General Meeting, such holder will cease to be a holder of Akari Ordinary Shares in their own name and will not be entitled to vote at the Akari General Meeting as a holder of Akari Ordinary Shares. Such holder will also not be able to use the form of proxy that has been sent to them with this Joint Proxy Statement/Prospectus. However, such holder may be able to exercise their vote as a holder of an interest in the capital of Akari represented by Akari ADSs - please refer to the next section -“Holders of Akari ADSs.”

Holders of Akari ADSs

In order to exercise their vote as a holder of Akari ADSs, the Akari ADS holder or their bank, broker or nominee must be registered as a holder of ADSs in the Akari ADS register by 5:00 p.m. Eastern Time on October 8, 2024 (the record date for holders of Akari ADSs).

If your shares are represented by Akari ADSs and held on deposit by Deutsche Bank Trust Company Americas, as depositary, and you wish to have your votes cast at the Akari General Meeting, you must obtain, complete and timely return a proxy form issued in your name from that intermediary in accordance with any instructions provided therewith.

Please note that Akari ADS proxy cards submitted by holders of Akari ADSs must be received by the Depositary Bank by no later than 1:00 p.m. Eastern Time on October  29, 2024.

Contact for Holders of Akari ADSs

If you have queries about how you can deliver voting instructions, please contact Deutsche Bank c/o Equiniti Trust Company by telephone: +1 (866) 249-2593 (toll free within the United States) or +1 (718) 921-8137 (for international callers) or by email at adr@equiniti.com or by mail at Deutsche Bank Trust Company Americas, c/o Equiniti Trust Company, Peck Slip Station PO Box 2050 New York, NY 10272-2050.

Contact at Akari

If at any point you have any queries, please contact Akari’s Company Secretary, by calling +1 (929) 274-7511.

Attendance

Attendance at the Akari General Meeting will be limited to holders of record of Akari Ordinary Shares as of 6:30 p.m. London time (1:30 p.m. Eastern Time) on November 5, 2024. In order to obtain admittance to the Akari General Meeting each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. Any registered holder of Akari Ordinary Shares may appoint a proxy to attend, speak and vote on his/her behalf.

Quorum

For the purposes of the Akari General Meeting, a quorate meeting will be formed by two persons being present and between them holding (or being the proxy or corporative representative of the holders of) at least (33 1/3%) of the outstanding issued Akari Ordinary Shares entitled to vote at the Akari General Meeting. If you are an Akari shareholder of record, your shares will be counted towards the quorum only if you are present in person or represented by proxy at the Akari General Meeting.

If you are a beneficial owner of ordinary shares held in an account at a brokerage firm, bank or other similar organization your shares will be counted towards the quorum if your broker or nominee submits a proxy for those shares and the proxy represents the holder at the Akari General Meeting. A member represented by a proxy at the Akari General Meeting will be counted towards the quorum requirement even where the proxy abstains from voting. If a form of proxy does not instruct the proxy how to vote, the proxy may vote as he or she sees fit or abstain in relation to any business of the Akari General Meeting, but the member represented by that proxy at the Akari General Meeting will be counted towards the quorum requirement. If there is no quorum, the Akari General Meeting will stand adjourned to the same day in the next week at the same time and place, or to such time, date and place (or places), or to such other day and at such other time and place (or places) as the Akari Board may determine, and, if a quorum is not present at the adjourned meeting within fifteen minutes from the time appointed for the Meeting, one person entitled to be counted in a quorum present at the adjournment shall be a quorum.

Where the Depositary Bank submits votes on behalf of any holders of Akari ADSs, the number of ordinary shares represented by the Akari ADSs held by the relevant holders of Akari ADSs will count towards the quorum.

Vote Required

The Merger Allotment Proposal, the Share Issuance Proposal, the Chairman Appointment Proposal, the General Allotment Proposal and the Equity Plan Proposal are each being proposed as ordinary resolutions. Assuming that a quorum is present, an ordinary resolution is passed if (i) on a show of hands, a majority of shareholders present in person or by proxy and voting on the proposal vote in favor of the resolution or (ii) on a poll, a majority of the shares present at the Akari General Meeting in person or by proxy and voting on the proposal are voted in favor of the resolution. The Pre-emption Rights Proposal is being proposed as a special resolution that will be approved if, assuming that a quorum is present (i) on a show of hands, at least 75% of shareholders present in person or by proxy and voting on the proposal vote in favor of the resolution or (ii) on a poll, at least 75% of the shares present at the Akari General Meeting in person or by proxy and voting on the proposal are voted in favor of the resolution.

You may vote “FOR,” “AGAINST” or “VOTE WITHHELD” on each of the Akari Proposals. Votes withheld (or abstentions) and broker non-votes are not votes in law and will not be counted in the calculation of the votes “FOR” and “AGAINST” a resolution.

In accordance with the rules of Nasdaq, banks, brokerage firms or other nominees who hold Akari ADSs in “street name” for customers are precluded from exercising their voting discretion with respect to approving non-routine matters such as the adoption of any of the Akari Proposals. Additionally, for Akari Ordinary Shares that are held in an account at a brokerage firm, bank or other similar organization, the shareholder of record is considered such brokerage firm, bank or other similar organization. As a result, absent specific instructions from the beneficial owner of such shares of Akari Ordinary Shares, banks, brokerage firms and other nominees are not empowered to vote those shares of Akari Ordinary Shares on non-routine matters. These broker non-votes will not be counted in respect of, and will not have any effect on any of the Akari Proposals.

With respect to any properly completed voting instructions received by the Depositary Bank on or prior to 6:00 p.m. London time (1:00 p.m. Eastern time) on October 29, 2024, the Depositary Bank shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement and the Articles, to vote or cause its custodian to vote the shares (in person or by proxy) represented by Akari ADSs in accordance with such voting instructions, for holders of ADSs as of 5:00 p.m. Eastern Time on the Akari ADS Record Date. Shares represented by Akari ADSs for which no specific voting instructions are received by Deutsche Bank from the ADS holder shall not be voted.

If you have any questions or need assistance voting your shares, please contact Akari’s Company Secretary, by calling +1 (929) 274-7511.

IT IS IMPORTANT THAT YOU VOTE YOUR SHARES OF AKARI ORDINARY SHARES AT THE AKARI GENERAL MEETING PROMPTLY. WHETHER OR NOT YOU PLAN TO ATTEND THE AKARI GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN, AS PROMPTLY AS POSSIBLE, THE ENCLOSED PROXY CARD IN THE ACCOMPANYING PREPAID REPLY ENVELOPE, OR SUBMIT YOUR PROXY BY THE INTERNET. AKARI SHAREHOLDERS WHO ATTEND THE AKARI GENERAL MEETING MAY REVOKE THEIR PROXIES BY VOTING IN PERSON.

As of October 1, 2024, the directors and executive officers of Akari beneficially owned and were entitled to vote, in the aggregate, approximately 33.1% of Akari Ordinary Shares. This includes Akari Ordinary Shares which are represented by Akari ADSs.

Proxies and Revocation

A registered holder of Akari Ordinary Shares can revoke his or her proxy by attending the Akari General Meeting and voting in person or by executing a later-dated proxy form and delivering it to Akari’s registrar (Equiniti Limited) by the applicable cut-off time for receipt of proxy.

If Akari Ordinary Shares are held in an account at a brokerage firm, bank or similar organization, voting instructions may be changed or revoked by contacting the broker, bank or other nominee holding the shares.

Adjournments

Although it is not currently expected, the Akari General Meeting may be adjourned (with the consent of the meeting) for the purpose of soliciting additional proxies if there are insufficient votes at the time of the Akari General Meeting to pass the resolutions to be proposed, and will be adjourned if a quorum is not present at the Akari General Meeting. Any adjournment of the Akari General Meeting for the purpose of soliciting additional proxies will allow Akari shareholders who have already sent in their proxies to revoke them prior to their use at the Akari General Meeting as adjourned. A validly appointed proxy shall be authorized (at his or her discretion) to consent to any adjournment or postponement of the Akari General Meeting and, unless otherwise terminated or amended, the submitted proxy form shall remain effective at any such adjourned or postponed Akari General Meeting

Anticipated Date of Completion of the Merger

Subject to the satisfaction or waiver of the closing conditions described under the section titled “The Merger Agreement - Conditions to Completion of the Merger,” including the approval by Akari shareholders of the Merger Allotment Proposal, the Share Issuance Proposal and Chairman Appointment Proposal at the Akari General Meeting, Akari and Peak Bio expect that the Merger will be completed in the fourth quarter of 2024. The Merger Agreement provides that the closing will occur as early as practicable on a date to be specified by the parties to the Merger Agreement and no later than the third business day after satisfaction or waiver of all of the conditions to closing described under the section titled, “The Merger Agreement - Conditions to Completion of the Merger,” other than those conditions that by their nature may only be satisfied at the closing, but subject to the satisfaction or waiver of such conditions at the closing. See the section of this Joint Proxy Statement/Prospectus titled “The Merger - Closing and Effective Time of the Merger.”

Solicitation of Proxies; Payment of Solicitation Expenses

Akari may reimburse banks, brokers or their agents for their expenses in forwarding proxy materials to beneficial owners of Akari’s ordinary shares. Akari’s directors, officers and employees also may solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies. Akari also has agreed to reimburse the Depositary Bank for its expenses in sending materials, including Akari ADS proxy cards, to Akari ADS holders of record.

Questions and Additional Information

If you are a holder of Akari Ordinary Shares or Akari ADSs and have additional questions about the Merger, need assistance in submitting your form of proxy or voting your Akari Ordinary Shares or Akari ADSs, or need additional copies of this Joint Proxy Statement/Prospectus or the enclosed proxy card, please contact Akari’s Company Secretary by calling +1 (929) 274-7511. Banks, brokerage firms and other nominees may also call +1 (929) 274-7511.

AKARI PROPOSAL 1:

APPROVAL OF THE MERGER ALLOTMENT PROPOSAL

This Joint Proxy Statement/Prospectus is being furnished to you as a Akari shareholder in connection with the solicitation of proxies by the Akari Board for use at the Akari General Meeting. Under the Companies Act 2006, the Akari Board cannot allot Akari Ordinary Shares, or grant rights to subscribe for or convert securities into shares, in Akari, unless they are authorized to do so by Akari shareholders. At the Akari General Meeting, Akari is asking Akari shareholders to consider and vote upon a proposal to generally and unconditionally authorize the Akari Board to allot Akari Ordinary Shares and grant rights to subscribe for or convert any security into Akari Ordinary Shares, up to a maximum aggregate nominal amount of $14,444,680 in connection with the Merger, for a period expiring (unless previously renewed, varied or revoked by resolution of Akari) at the conclusion of Akari’s annual general meeting in 2025, provided that Akari may make offers or agreements before this authority expires which would or might require Akari Ordinary Shares to be allotted, or rights to subscribe for or convert any security into Akari Ordinary Shares to be granted, after this authority has expired and the directors of Akari may allot Akari Ordinary Shares and grant rights in pursuance of those offers or agreements as if this authority had not expired.

The consideration to be received by Peak Bio Stock & Note Holders in exchange for their Peak Bio securities in the Merger will be equal to the Exchange Ratio. The Exchange Ratio will be calculated based on an initial 50% post-closing ownership split between Akari shareholders and Peak Bio Stock & Note Holders, subject to certain adjustments to the ratio (and therefore the post-closing ownership split) in respect of the net cash, as determined in accordance with the Merger Agreement, of each of Akari and Peak Bio at the close of business one business day prior to the anticipated consummation of the Merger. Each party will receive a negative adjustment to the initial Exchange Ratio to the extent such party’s Net Cash is less than negative $6,000,000. Each party will receive a positive adjustment to the initial Exchange Ratio to the extent such party’s closing Net Cash exceeds zero. The Merger Agreement provides that, under certain circumstances, additional Akari ADSs may be issued to the holders of shares of Peak Bio Common Stock following the consummation of the Merger equal to a second exchange ratio calculated in accordance with the Merger Agreement based on changes in net cash within 120 days following the closing of the Merger. Under no circumstances will the Exchange Ratio be adjusted such that either party’s pro-forma post-closing ownership of the combined company following the Closing exceeds 80%.

As of March 4, 2024, the date of the Merger Agreement, the estimated Exchange Ratio was such that based on the number of Akari ADSs expected to be issued in accordance with the Exchange Ratio at the consummation of the Merger in exchange for the shares of Peak Bio Common Stock, Peak Bio Stock & Note Holders would own approximately 48%, and Akari shareholders would own approximately 52%, of the combined company following the consummation of the Merger, on a fully diluted basis. For purposes of its fairness opinion, Peak Bio’s financial advisor, River Corporate Advisors, assumed that the aggregate Per Share Merger Consideration to be received by the Peak Bio Stock & Note Holders would be equal to $22.6 million as of the date of the Merger Agreement.

Because the Exchange Ratio is not fixed and is subject to adjustment under certain circumstances, the market value of the Merger Consideration to Peak Bio Stock & Note Holders may fluctuate with the market price of Akari ADSs. The relevant net cash levels of Peak Bio and Akari will not be known at the time that Peak Bio stockholders vote on the Merger.

The below table indicates the projected pro forma post-closing ownership of the combined company following the Closing, on a fully diluted basis, for each of Peak Bio Stock & Note Holders and Akari shareholders based on certain levels of net cash as well as a calculation of the resulting Exchange Ratio based on the fully diluted capitalization of Akari and Peak Bio as of October 1, 2024, the latest practicable date to determine such amounts before the filing of this Joint Proxy Statement/Prospectus.

	($ in millions)
	Minimum Exchange Ratio	Anticipated Exchange Ratio Range					Maximum Exchange Ratio
Akari Net Cash	$30,000,000	$(6,000,000)	$(6,000,000)	$(2,500,000)	$(2,500,000)	$1,000,000	$(6,000,000)
Peak Bio Net Cash	$(6,000,000)	$(8,500,000)	$(6,000,000)	$(8,500,000)	$(10,000,000)	$(10,000,000)	$30,000,000
Akari Shareholder Pro Forma Ownership	80.00%	52.50%	50.00%	52.50%	54.00%	55.00%	20.00%
Peak Bio Stock & Note Holder Pro Forma Ownership	20.00%	47.50%	50.00%	47.50%	46.00%	45.00%	80.00%
Exchange Ratio	0.0014	0.3131	0.3518	0.3131	0.2916	0.2779	1.5730

The Akari Board has carefully considered and unanimously (i) determined that the terms of the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Akari’s shareholders as a whole, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, (iii) resolved, subject to the terms of the Merger Agreement, to recommend that the Akari shareholders approve (A) the authorization of the Akari Board to allot all Akari Ordinary Shares to be issued in connection with the Merger, (B) the issuance of Akari Ordinary Shares represented by Akari ADSs in connection with the Merger and (C) the designation of Hoyoung Huh, M.D., Ph.D as the non-executive chairman of the Akari Board, contingent upon and effective as of the Effective Time and (iv) directed that the allotment and issuance of Akari Ordinary Shares represented by Akari ADSs in connection with the Merger and the Chairman Appointment Proposal be submitted to the Akari shareholders for approval.

The Akari Board unanimously recommends that Akari shareholders vote “FOR” the Merger Allotment Proposal.

The Merger Allotment Proposal is being proposed as an ordinary resolution. Assuming that a quorum is present, an ordinary resolution is passed if (i) on a show of hands, a majority of shareholders present in person or by proxy and voting on the proposal vote in favor of the resolution or (ii) on a poll, a majority of the shares present at the Akari General Meeting in person or by proxy and voting on the proposal are voted in favor of the resolution. Any shares not present or represented by proxy (including due to the failure of a holder of Akari Ordinary Shares who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the Akari General Meeting to such bank, broker or other nominee) will have no effect on the outcome of the Merger Allotment Proposal, provided that a quorum is otherwise present. An abstention by any shares present or represented by proxy on the Merger Allotment Proposal will not be counted as votes cast in favor or against the Merger Allotment Proposal but will count for the purpose of determining whether a quorum is present. Broker non-votes, if any, will have no effect on the Merger Allotment Proposal.

With respect to any properly completed voting instructions received by the Depositary Bank on or prior to 6:00 p.m. London time (1:00 p.m. Eastern time) on October 29, 2024, the Depositary Bank shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement and the Articles, to vote or cause its custodian to vote the shares (in person or by proxy) represented by Akari ADSs in accordance with such voting instructions, for holders of ADSs as of 5:00 p.m. Eastern Time on the Akari ADS Record Date. Shares represented by Akari ADSs for which no specific voting instructions are received by Deutsche Bank from the ADS holder shall not be voted.

THE AKARI BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE MERGER ALLOTMENT PROPOSAL.

AKARI PROPOSAL 2:

APPROVAL OF THE SHARE ISSUANCE PROPOSAL

The Akari Board has carefully considered and unanimously approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger. Akari is asking Akari shareholders to consider and vote upon a proposal to approve the issuance of shares of Akari Ordinary Shares to be represented by Akari ADSs in connection with the Merger for purposes of applicable Nasdaq rules. Based on the number of shares of Peak Bio Common Stock and Akari Ordinary Shares outstanding as of October 1, 2024 and the projected Net Cash of each of Akari and Peak Bio, Akari expects to issue approximately 12,876,584 Akari ADSs (which represents 25,753,168,000 Akari Ordinary Shares) to Peak Bio Stock & Note Holders in connection with the Merger. The maximum number of Akari ADSs that could be issued in the Merger in accordance with terms of the Merger Agreement is estimated to be approximately 48,734,636 Akari ADSs (which represents 97,469,272,000 Akari Ordinary Shares), though based on current estimates of each party’s Net Cash, Akari does not expect to issue such maximum number. The Net Cash of each of Akari and Peak Bio used to calculate the Exchange Ratio will not be determined at the time of the Akari General Meeting or the Peak Special Meeting and the number of shares of Peak Bio Common Stock outstanding at the time the Exchange Ratio is determined could be greater than, less than or the same as the number of such shares outstanding as of October 1, 2024 and therefore the Exchange Ratio, the number of Akari ADSs issued in connection with the Merger and the market value of such Akari ADSs issued in connection with the Merger is subject to change.

We are seeking the approval of Akari shareholders in order to comply with Nasdaq Listing Rules 5636(a) and 5365(b).

Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock in connection with the acquisition of the stock of another company if such shares of common stock are not issued in a public offering for cash and (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. As of March 4, 2024, the date of the Merger Agreement, the estimated Exchange Ratio was such that based on the number of Akari ADSs expected to be issued in accordance with the Exchange Ratio at the consummation of the Merger in exchange for the shares of Peak Bio Common Stock, Peak Bio Stock & Note Holders would own approximately 48%, and Akari shareholders would own approximately 52%, of the combined company following the consummation of the Merger, on a fully diluted basis.

Under Nasdaq Listing Rules 5635(a)(2), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock in connection with the acquisition of the stock of another company if any director, officer or “Substantial Shareholder” (as that term is defined in the Nasdaq Listing Rules) of the company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company to be acquired or in the consideration to be paid in the transaction and the potential issuance of common stock could result in an increase in outstanding common shares or voting power of 5% or more. Together, Charles Steve Theofilos, M.D. and Kathryn Theofilos are a “Substantial Shareholder” (as that term is defined in the Nasdaq Listing Rules of both Akari and Peak Bio. As of October 1, 2024, together Dr. and Mrs. Theofilos beneficially own 9.99% of the outstanding Akari Ordinary Shares on a fully diluted basis, including those represented by Akari ADSs (after taking into account the beneficial ownership blocker in effect on outstanding Akari warrants) and based on shares of Peak Bio Common Stock issuable upon conversion of convertible promissory notes that will convert in connection with the Merger, more than 5% of the outstanding shares of Peak Bio Common Stock on a fully diluted basis.

Under Nasdaq Listing Rules 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock in connection with the acquisition of the stock of another company if such issuance or potential issuance will result in a change of control of the company as determined by Nasdaq.

Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Because Akari anticipates that the consummation of the Merger, including the issuance of Akari ADSs to the stockholders of Peak Bio pursuant to the Merger Agreement, may constitute a change of control for purposes of Nasdaq Listing Rule 5635(b), Akari is seeking the approval of its shareholders pursuant to Nasdaq Listing Rule 5635(b) for the issuance of Akari ADSs pursuant to the Merger Agreement.

Accordingly, Akari is required by Nasdaq rules to obtain the approval of Akari shareholders for the issuance of Akari ADSs in the Merger.

The Akari Board unanimously recommends that Akari shareholders vote “FOR” the Share Issuance Proposal.

The Share Issuance Proposal is being proposed as an ordinary resolution. Assuming that a quorum is present, an ordinary resolution is passed if (i) on a show of hands, a majority of shareholders present in person or by proxy and voting on the proposal vote in favor of the resolution or (ii) on a poll, a majority of the shares present at the Akari General Meeting in person or by proxy and voting on the proposal are voted in favor of the resolution. Any shares not present or represented by proxy (including due to the failure of a holder of Akari Ordinary Shares who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the Akari General Meeting to such bank, broker or other nominee) will have no effect on the outcome of the Share Issuance Proposal, provided that a quorum is otherwise present. An abstention by any shares present or represented by proxy on the Share Issuance Proposal will not be counted as votes cast in favor or against the Share Issuance Proposal but will count for the purpose of determining whether a quorum is present. Broker non-votes, if any, will have no effect on the Share Issuance Proposal.

With respect to any properly completed voting instructions received by the Depositary Bank on or prior to 6:00 p.m. London time (1:00 p.m. Eastern time) on October 29, 2024, the Depositary Bank shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement and the Articles, to vote or cause its custodian to vote the shares (in person or by proxy) represented by Akari ADSs in accordance with such voting instructions, for holders of ADSs as of 5:00 p.m. Eastern Time on the Akari ADS Record Date. Shares represented by Akari ADSs for which no specific voting instructions are received by Deutsche Bank from the ADS holder shall not be voted.

THE AKARI BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE SHARE ISSUANCE PROPOSAL.

AKARI PROPOSAL 3:

APPROVAL OF THE CHAIRMAN APPOINTMENT PROPOSAL

The Akari Board has carefully considered and unanimously approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger. At the Akari General Meeting, Akari is asking Akari shareholders to consider and vote upon a proposal to approve the appointment of Hoyoung Huh, M.D., Ph.D. as the non-executive chairman of the Akari Board, contingent upon and effective as of the Effective Time.

The Akari Board unanimously recommends that Akari shareholders vote “FOR” the Chairman Appointment Proposal.

The Chairman Appointment Proposal is being proposed as an ordinary resolution. Assuming that a quorum is present, an ordinary resolution is passed if (i) on a show of hands, a majority of shareholders present in person or by proxy and voting on the proposal vote in favor of the resolution or (ii) on a poll, a majority of the shares present at the Akari General Meeting in person or by proxy and voting on the proposal are voted in favor of the resolution. Any shares not present or represented by proxy (including due to the failure of a holder of Akari Ordinary Shares who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the Akari General Meeting to such bank, broker or other nominee) will have no effect on the outcome of the Chairman Appointment Proposal, provided that a quorum is otherwise present. An abstention by any shares present or represented by proxy on the Share Issuance Proposal will not be counted as votes cast in favor or against the Chairman Appointment Proposal but will count for the purpose of determining whether a quorum is present. Broker non-votes, if any, will have no effect on the Chairman Appointment Proposal.

With respect to any properly completed voting instructions received by the Depositary Bank on or prior to 6:00 p.m. London time (1:00 p.m. Eastern time) on October 29, 2024, the Depositary Bank shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement and the Articles, to vote or cause its custodian to vote the shares (in person or by proxy) represented by Akari ADSs in accordance with such voting instructions, for holders of ADSs as of 5:00 p.m. Eastern Time on the Akari ADS Record Date. Shares represented by Akari ADSs for which no specific voting instructions are received by Deutsche Bank from the ADS holder shall not be voted.

THE AKARI BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE CHAIRMAN APPOINTMENT PROPOSAL.

AKARI PROPOSAL 4:

APPROVAL OF THE GENERAL ALLOTMENT PROPOSAL

Under the Companies Act 2006, the Akari Board may not allot shares, or grant rights to subscribe for or convert securities into shares, in Akari, unless they have been authorized by Akari shareholders. At the Akari General Meeting, Akari is asking Akari shareholders to consider and vote upon a proposal to authorize the Akari Board to allot, or grant rights to subscribe for or convert any securities into, shares in Akari up to an aggregate nominal value of $5,546,667 in the period to November 6, 2029. This will allow up to 55,466,668,000 Akari Ordinary Shares of $0.0001 par value each (corresponding to 27,733,334 Akari ADSs) to be allotted.

The Akari Board currently has an existing authority to allot shares in Akari and to grant rights to subscribe for or convert securities into shares in Akari free from statutory pre-emption rights. This authority was granted to the Akari Board on June 30, 2023 and was in respect of a maximum aggregate nominal amount of $3,500,000 (the “Existing Authority”). The available authority to allot under the Existing Authority has been diminished through the issuance of shares and grant of rights to subscribe for shares in the course of Akari’s business and financing activities since its date of approval and currently stands at 7,082,528,097 Akari Ordinary Shares.

The Akari Board considers anticipates that there may be occasions when it needs flexibility to finance business opportunities and growth in the future, or otherwise act in the best interests of Akari, by the issuance of shares or grant of rights over shares for cash without a pre-emptive offer to existing shareholders. To continue to allow the Akari Board to respond to market conditions and address business needs promptly, including the PIPE Investment, other potential equity financings (as further described below) and the Equity Plan Proposal (described in Proposal No. 5), Akari is requesting that the Akari Board be authorized in accordance with the Companies Act 2006 to allot shares up to an aggregate nominal value of $5,546,667 free from statutory and all other pre-emption rights. If approved, the General Allotment Proposal would be in addition to the subsisting Existing Authority and would mean that in total there are approximately 62,549,196,097 Akari Ordinary Shares available for allotment by the Akari Board under its aggregate authority to allot Akari Ordinary Shares (or grant rights to subscribe for shares or securities) in Akari.

Pursuant to the terms of the Merger Agreement, prior to the Closing, Akari and Peak Bio shall each use their respective commercially reasonable efforts to negotiate with one or more third parties with respect to the purchase by such third parties of Akari Ordinary Shares and/or Akari ADSs simultaneously with the Closing, which is referred to as the PIPE Investment. As a condition to the Closing, the PIPE Investment will result in aggregate net proceeds to Akari (net of all transaction expenses incurred by the parties pursuant to or in connection with the transactions contemplated by the Merger Agreement, including the Merger and the PIPE Investment) of at least $10,000,000, representing Akari Ordinary Shares with a nominal value of $666,667, (unless the corresponding condition to the Closing is waived by the parties) and will be consummated immediately prior to the Effective Time subject to the condition that the Closing occurs.

In addition to the PIPE Investment, Akari, in common with other similar-sized biotechnology companies, intends to seek additional fundraisings when necessary to implement its operating plan. Failure to do so may delay research and development activities. In the light of Akari’s size and status of being a pre-revenue-generating company, the Akari Board believes that equity financings are an appropriate method to support any potential future funding requirements. The Akari Board believes that, in the event of an equity financing, having authorization to allot, or grant rights to subscribe for or convert securities into, Akari’s shares free from pre-emption rights without needing to seek approval from Akari’s shareholders at the time should allow Akari to raise funds more efficiently on the best terms available and in a timely fashion.

Finally, Akari Ordinary Shares issuable pursuant to the 2023 Plan, including in respect of the Equity Plan Proposal (Proposal No. 5), will be covered by the Akari Board’s existing authority to allot Akari Ordinary Shares and this General Allotment Proposal.

The Akari Board unanimously recommends that Akari shareholders vote “FOR” the General Allotment Proposal.

The General Allotment Proposal is being proposed as an ordinary resolution. Assuming that a quorum is present, an ordinary resolution is passed if (i) on a show of hands, a majority of shareholders present in person or by proxy and voting on the proposal vote in favor of the resolution or (ii) on a poll, a majority of the shares present at the Akari General Meeting in person or by proxy and voting on the proposal are voted in favor of the resolution. Any shares not present or represented by proxy (including due to the failure of a holder of Akari Ordinary Shares who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the Akari General Meeting to such bank, broker or other nominee) will have no effect on the outcome of the General Allotment Proposal, provided that a quorum is otherwise present. An abstention by any shares present or represented by proxy on the General Allotment Proposal will not be counted as votes cast in favor or against the General Allotment Proposal but will count for the purpose of determining whether a quorum is present. Broker non-votes, if any, will have no effect on the General Allotment Proposal.

With respect to any properly completed voting instructions received by the Depositary Bank on or prior to 6:00 p.m. London time (1:00 p.m. Eastern time) on October 29, 2024, the Depositary Bank shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement and the Articles, to vote or cause its custodian to vote the shares (in person or by proxy) represented by Akari ADSs in accordance with such voting instructions, for holders of ADSs as of 5:00 p.m. Eastern Time on the Akari ADS Record Date. Shares represented by Akari ADSs for which no specific voting instructions are received by Deutsche Bank from the ADS holder shall not be voted.

THE AKARI BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE GENERAL ALLOTMENT PROPOSAL.

AKARI PROPOSAL 5:

APPROVAL OF THE EQUITY PLAN PROPOSAL

At the Akari General Meeting, Akari is asking Akari shareholders to consider and vote upon a proposal to approve an amendment to the 2023 Plan to an increase in the number of shares available for the grant of awards under the 2023 Plan by 7,800,000,000 Akari Ordinary Shares (corresponding to 3,900,000 Akari ADSs) from 980,000,000 Akari Ordinary Shares to an aggregate of 8,780,000,000 Akari Ordinary Shares (corresponding to 4,390,000 Akari ADSs) under the 2023 Plan (the “Share Increase”) and to remove the limit on the number of Akari Ordinary Shares that may be granted to any one participant in any fiscal year under the 2023 Plan. On September 13, 2024, upon the recommendation of the compensation committee of the Akari Board (the “Akari Compensation Committee”), the Akari Board approved Amendment No. 1 to the 2023 Plan, subject to approval of such Amendment No. 1 by the Akari shareholders at the Akari General Meeting (the 2023 Plan as amended by Amendment No. 1 to the 2023 Plan, the “Amended Plan”). Akari believes that the increase in the number of shares available for issuance under the 2023 Plan is essential to permit Akari’s management to continue to provide long-term, equity-based incentives to present and future key employees, consultants and directors. Accordingly, the Akari Board believes approval of Amendment No. 1 to the 2023 Plan is in Akari’s best interests and those of the Akari shareholders.

Akari is currently permitted to issue up to 980,000,000 Akari Ordinary Shares under the 2023 Plan, plus such additional number of Akari Ordinary Shares (up to 855,637,300 Akari Ordinary Shares) subject to awards granted under the Celsus Therapeutics PLC 2014 Equity Incentive Plan (the “2014 Plan”), to the extent such awards are forfeited or cancelled, or expire unexercised. As of October 1, 2024, there were stock options to acquire 511,514,688 Akari Ordinary Shares outstanding under Akari’s equity compensation plans, with a weighted average exercise price of $0.00785 and a weighted average remaining term of 8.5 years. In addition, as of October 1, 2024, there were 251,823,915 outstanding unvested restricted stock units subject to time-based vesting. Other than the foregoing, no awards were outstanding under Akari’s equity compensation plans as of October 1, 2024. As of October 1, 2024, there were 569,501,522 Akari Ordinary Shares available for awards under Akari’s equity compensation plans.

Summary of the Amended Plan

The following description of certain features of the Amended Plan is intended to be a summary only. The summary is qualified in its entirety by the full text of the 2023 Plan and Amendment No. 1 to the 2023 Plan, which are attached hereto as Exhibit 10.5 and Annex G, respectively.

Share Reserve. The number of Akari Ordinary Shares that may be issued under the Amended Plan and under incentive stock options under the Amended Plan is 8,780,000,000 Akari Ordinary Shares, plus such additional number of Akari Ordinary Shares (up to 855,637,300 Akari Ordinary Shares) subject to awards granted under the 2014 Plan, to the extent such awards are forfeited or cancelled, or expire unexercised. Accordingly, the total number of Ordinary Shares that may ultimately be issued under the Amended Plan, including shares subject to outstanding grants under the 2014 Plan, shall not exceed 9,635,637,300 Akari Ordinary Shares. In addition, if an award issued under the Amended Plan is terminated or results in any shares not being issued, the unissued or reacquired shares shall again be available for issuance under the Amended Plan. However, any portion of an award tendered to Akari for the payment of the exercise price or to satisfy a participant’s tax withholding obligation will be deemed to have been issued and will reduce the number of shares authorized under the Amended Plan.

Administration. The Amended Plan will continue to be administered by the Akari Compensation Committee. The Akari Compensation Committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants and to determine the specific terms and conditions of each award, subject to the provisions of the Amended Plan. To the extent permitted by applicable law, the Akari Board or the Akari Compensation Committee may allocate all or any portion of its responsibilities and powers to one or more of its members and may delegate all or a portion of its responsibilities and powers to any other person selected by it.

Eligibility; Plan Limits. All of Akari’s employees, directors and consultants are eligible to participate in the Amended Plan, subject to the discretion of the Akari Compensation Committee. As of October 1, 2024, approximately 16 individuals would have been eligible to participate in the Amended Plan had it been effective on such date, which includes two executive officers, six employees who are not executive officers, five directors who are not executive officers and three consultants who are not executive officers.

Stock Options. The Amended Plan permits the granting of (1) options to purchase Akari Ordinary Shares intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. Options granted under the Amended Plan will be non-qualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of Akari and its subsidiaries. Non-qualified options may be granted to employees, directors and consultants. The option exercise price of each option is determined by the Akari Compensation Committee. The exercise price of an incentive stock option may not be less than 100% of the fair market value of an Akari Ordinary Share on the date of grant and the exercise price of a non-qualified option shall be at least equal to the greater of the par value or the fair market value of an Akari Ordinary Share on the date of grant. Fair market value for this purpose will generally be determined by reference to the closing price of the Akari Ordinary Shares on Nasdaq. The exercise price of an option may not be reduced after the date of the option grant without the approval of Akari’s shareholders, other than to appropriately reflect changes in Akari’s capital structure.

The term of each option is fixed by the Akari Compensation Committee and may not exceed ten years from the date of grant except in the case of options granted participants who are foreign nationals or employed outside the United States. The Akari Compensation Committee will determine at what time or times each option may be exercised. Options may be made exercisable in installments and the exercisability of options may be accelerated by the Akari Compensation Committee. In general, unless otherwise permitted by the Akari Compensation Committee, no option granted under the Amended Plan is transferable by the optionee other than by will or by the laws of descent and distribution.

Upon exercise of an option, the option exercise price must be paid in full (i) in United States dollars in cash or such other currencies as may be determined by the Akari Compensation Committee, (ii) at the discretion of the Akari Compensation Committee, through delivery of Akari Ordinary Shares held for at least six months (if required to avoid negative accounting treatment) having a fair market value as of the date of the exercise equal to the aggregate exercise price, (iii) at the discretion of the Akari Compensation Committee, by having Akari retain from the Akari Ordinary Shares otherwise issuable upon exercise of the option, a number of Akari Ordinary Shares having a fair market value as of the date of exercise equal to the aggregate exercise price, (iv) at the discretion of the Akari Compensation Committee, in accordance with a cashless exercise program established with a securities brokerage firm and approved by the Akari Compensation Committee, (v) at the discretion of the Akari Compensation Committee, by any combination of (i), (ii), (iii) and (iv) above or (vi) at the discretion of the Akari Compensation Committee, payment of such other lawful consideration as the Akari Compensation Committee may determine.

To qualify as incentive stock options, options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive stock options that first become exercisable by a participant in any one calendar year.

Stock Grants and Other Stock-Based Awards. The Akari Compensation Committee may award Akari Ordinary Shares to participants subject to such conditions and restrictions as the Akari Compensation Committee may determine. The Akari Compensation Committee may award stock-based awards other than options and stock grants having such terms and conditions as the Akari Compensation Committee may determine, including, without limitation, the grant of Akari Ordinary Shares based upon certain conditions, the grant of securities convertible into Akari Ordinary Shares and the grant of stock appreciation rights, phantom stock awards or stock units. Any stock grant or stock-based award requiring payment of a purchase price for the Akari Ordinary Shares as to which such award is being granted shall be made (i) in United States dollars in cash or such other currencies as may be determined by the Akari Compensation Committee, (ii) at the discretion of the Akari Compensation Committee, through delivery of Akari Ordinary Shares held for at least six months (if required to avoid negative accounting treatment) and having a fair market value equal as of the date of payment equal to the purchase price of the stock grant or stock-based award, (iii) at the discretion of the Akari Compensation Committee, by any combination of (i) and (ii) above or (iv) at the discretion of the Akari Compensation Committee, by payment of such other lawful consideration as the Akari Compensation Committee may determine.

Change of Control Provisions. In the event of a “corporate transaction,” as defined in the Amended Plan, the Akari Compensation Committee or the board of directors of any entity assuming the obligations of Akari under the Amended Plan (the “Successor Board”) shall, as to outstanding options, either (i) make appropriate provision for the continuation of such options by substituting on an equitable basis for the Akari Ordinary Shares then subject to such options either the consideration payable with respect to the outstanding Akari Ordinary Shares in connection with the corporate transaction or securities of any successor or acquiring entity, (ii) upon written notice to the participants, provide that such options must be exercised within a specified number of days of the date of such notice, at the end of which period such options that have not been exercised shall terminate or (iii) terminate such options in exchange for payment of an amount equal to the consideration payable upon the consummation of such corporate transaction to a participant of the number of Akari Ordinary Shares into which such option would have been exercisable less the aggregate exercise price thereof.

With respect to outstanding stock grants, the Akari Compensation Committee or the Successor Board, shall make appropriate provision for the continuation of such stock grants on the same terms and conditions by substituting on an equitable basis for the Akari Ordinary Shares then subject to such stock grants either the consideration payable with respect to the outstanding Akari Ordinary Shares in connection with the corporate transaction or securities of any successor or acquiring entity. In lieu of the foregoing, in connection with any corporate transaction, the Akari Compensation Committee may provide that, upon consummation of the corporate transaction, each outstanding stock grant shall be terminated in exchange for payment of an amount equal to the consideration payable upon consummation of such corporate transaction to a holder of the number of vested Akari Ordinary Shares underlying such stock grant. The Akari Compensation Committee or the Successor Board shall determine any adjustments to be made to other stock-based awards in the event of a corporate transaction.

Adjustments for Stock Dividends, Stock Splits, Etc. The Amended Plan requires the Akari Compensation Committee to make appropriate adjustments to awards under the Amended Plan and the number of Akari Ordinary Shares underlying such awards to reflect stock dividends, stock splits and similar events.

Tax Withholding. Participants in the Amended Plan are responsible for the payment of any federal, state or local taxes that Akari is required by law to withhold with respect to awards under the Amended Plan. Akari may withhold from a participant’s compensation, if any, or may require that a participant advance in cash to Akari or any of its affiliates the statutory minimum amount of any tax withholdings unless a different withholding arrangement, including the use of Akari Ordinary Shares or a promissory note, is authorized by the Akari Compensation Committee (and permitted by law).

Amendments and Termination. The Akari Compensation Committee and the Akari shareholders may at any time terminate or amend the Amended Plan. However, no such action shall, without the consent of a participant, adversely affect any rights under any outstanding award without the participant’s consent.

Effective Date of Plan. Amendment No. 1 to the 2023 Plan was approved by the Akari Board on September 13, 2024. No awards may be granted under the Amended Plan after June 5, 2033.

New Plan Benefits

Because the grant of awards under the Amended Plan is within the discretion of the Akari Compensation Committee, Akari cannot determine the dollar value or number of Akari Ordinary Shares that will in the future be received by or allocated to any participant in the Amended Plan. The following table provides information concerning the benefits granted to the following persons and groups under the 2023 Plan: each named executive officer; all current executive officers, as a group; all current directors who are not executive officers, as a group; and all current employees who are not executive officers, as a group.

	Options			Restricted Stock Units
Name and Position	Average Exercise Price ($)		Number of Awards (#)	Dollar Value ($) (1)		Number of Awards (#)
Rachelle Jacques, Former President Chief Executive Officer	—		—	653,641		697,625,692
Wendy DiCicco, Interim Chief Financial Officer	0.00171		5,000,000	140,249		158,473,915
Torsten Hombeck, Former Chief Financial Officer	—		—	—		—
All current executive officers, as a group	0.00164	(2)	10,000,000	140,249	(3)	158,473,915
All current directors who are not executive officers, as a group	0.00155	(2)	50,000,000	—	(3)	—
All current employees who are not executive officers, as a group	0.00182	(2)	2,000,000	84,015	(3)	93,350,000

(1)

The valuation of stock and option awards is based on the grant date fair value computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, disregarding estimated forfeitures related to service-based vesting. See Note 6 to the financial statements included in the section titled “Notes to Audited Consolidated Financial Statements” with respect to the financial statements for the year ended December 31, 2023 regarding assumptions Akari made in determining the fair value of stock and option awards.

(2)	Represents the weighted-average exercise price for the group.
(3)	Represents the aggregate grant date fair value for the group.

Tax Aspects Under the Code

The following is a summary of the principal United States federal income tax consequences of certain transactions under the Amended Plan. It does not describe all U.S. federal tax consequences under the Amended Plan, nor does it describe non-U.S., state or local tax consequences.

Incentive Stock Options. No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If Akari Ordinary Shares issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then (i) upon sale of such shares, any amount realized in excess of the exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) Akari will not be entitled to any deduction for U.S. federal income tax purposes. The exercise of an incentive stock option will give rise to an item of U.S. federal tax preference that may result in alternative minimum tax liability for the optionee.

If Akari Ordinary Shares acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess

(if any) of the fair market value of the shares of common stock at exercise (or, if less, the amount realized on a sale of such shares of common stock) over the exercise price thereof, and (ii) Akari will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering Akari Ordinary Shares.

If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Non-Qualified Options. No income is realized by the optionee at the time a non-qualified option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the exercise price and the fair market value of the Akari Ordinary Shares on the date of exercise, and Akari receives a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the Akari Ordinary Shares have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering Akari Ordinary Shares. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the option.

Other Awards. Akari generally will be entitled to a tax deduction in connection with other awards under the Amended Plan in an amount equal to the ordinary income realized by the participant at the time the participant recognizes such income. Participants typically are subject to income tax and recognize such tax at the time that an award is exercised, vests or becomes non-forfeitable, unless the award provides for a further deferral.

Parachute Payments. The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a corporate transaction) may cause a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to Akari, in whole or in part, and may subject the recipient to a non-deductible 20% U.S. federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Limitation on Deductions. Under Section 162(m) of the Code, Akari’s deduction for awards under the Amended Plan may be limited to the extent that any “covered employee” (as defined in Section 162(m) of the Code) receives compensation in excess of $1 million a year.

Akari Equity Compensation Plan Information

Akari has two compensation plans under which Akari’s equity securities are authorized for issuance. The 2014 Plan and the 2023 Plan. The following table sets forth certain information relating to these equity compensation plans as of December 31, 2023:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($) (2)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by shareholders(1)
2014 Equity Incentive Plan	789,393,500	0.01	—
2023 Equity Incentive Plan	247,798,825	0.00	765,819,200

Total	1,037,192,325	0.01	765,819,200

Equity compensation plans not approved by shareholders	N/A	N/A	N/A

(1)	Consists of the 2014 Plan and the 2023 Plan. As of December 31, 2023, new awards are only available for issuance under the 2023 Plan.

(2)	The calculation of the weighted-average exercise price does not consider the effect of 385,954,925 RSUs included in the number of securities reported in column (a).

The Akari Board unanimously recommends that Akari shareholders vote “FOR” the Equity Plan Proposal.

The Equity Plan Proposal is being proposed as an ordinary resolution. Assuming that a quorum is present, an ordinary resolution is passed if (i) on a show of hands, a majority of shareholders present in person or by proxy and voting on the proposal vote in favor of the resolution or (ii) on a poll, a majority of the shares present at the Akari General Meeting in person or by proxy and voting on the proposal are voted in favor of the resolution. Any shares not present or represented by proxy (including due to the failure of a holder of Akari Ordinary Shares who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the Akari General Meeting to such bank, broker or other nominee) will have no effect on the outcome of the Equity Plan Proposal, provided that a quorum is otherwise present. An abstention by any shares present or represented by proxy on the Equity Plan Proposal will not be counted as votes cast in favor or against the Equity Plan Proposal but will count for the purpose of determining whether a quorum is present. Broker non-votes, if any, will have no effect on the Equity Plan Proposal.

With respect to any properly completed voting instructions received by the Depositary Bank on or prior to 6:00 p.m. London time (1:00 p.m. Eastern time) on October 29, 2024, the Depositary Bank shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement and the Articles, to vote or cause its custodian to vote the shares (in person or by proxy) represented by Akari ADSs in accordance with such voting instructions, for holders of ADSs as of 5:00 p.m. Eastern Time on the Akari ADS Record Date. Shares represented by Akari ADSs for which no specific voting instructions are received by Deutsche Bank from the ADS holder shall not be voted.

THE AKARI BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE EQUITY PLAN PROPOSAL.

AKARI PROPOSAL 6:

APPROVAL OF THE PRE-EMPTION RIGHTS PROPOSAL

Under the Companies Act 2006, the Akari Board may not allot equity securities (that is, Akari Ordinary Shares or rights to subscribe for or to convert securities into Akari Ordinary Shares) without first offering them to existing Akari shareholders in proportion to their existing holdings, unless they have been authorized by Akari shareholders. The Akari Board is seeking the dis-application of all pre-emption rights until, 2029 in respect of shares allotted and rights granted pursuant to the authorization proposed in the General Allotment Proposal (Proposal No. 4). As expressed above, if the General Allotment Proposal and this disapplication of pre-emption rights are approved, the authority to allot (and associated disapplication of pre-emption) would be in addition to the subsisting Existing Authority and would mean that in total there are approximately 62,549,196,097 shares available for allotment by the Akari Board under its aggregate authority to allot shares (or grant rights to subscribe for shares or securities) in Akari free from statutory pre-emption rights.

Pursuant to the Companies Act 2006, the Akari Board may only allot shares or grant rights over shares if authorized to do so by Akari shareholders. If so authorized, the Companies Act 2006 requires Akari, where the allotment is for cash, to offer them in the first instance to Akari’s existing shareholders in proportion to their holdings, unless the shareholders have sanctioned the disapplication of their statutory rights of pre-emption under the Companies Act 2006 in respect of such allotment or grant of rights.

In practice, the operation of such pre-emption rights is onerous and can result in significant delay and additional expense to the cost of an equity fundraising. It is therefore customary for the Akari Board to seek authority from Akari’s shareholders to allot shares and dis-apply statutory pre-emption rights for cash issues of shares, or rights to subscribe for shares, up to a limit approved by the Akari’s shareholders. Given Akari is solely listed on Nasdaq, and Akari’s peers, key shareholders and primary target market being the United States, the Akari Board is mindful of the fact that equivalent United States incorporated companies are not required to seek authorization from shareholders to allot shares or to offer such shares to existing shareholders on a pre-emptive basis in the event they are pursuing an equity fundraising (or other transaction requiring the allotment and issuance of shares for cash). The Akari Board considers that this may place the Company at a competitive disadvantage.

As noted in the General Allotment Proposal (Proposal No. 4), the Akari Board seeks authorization to allot equity securities for various reasons, including in order to effect the PIPE Investment and to seek additional fundraisings when necessary to implement its operating plan. The Akari Board believes that having authorization to allot equity securities or sell Akari’s shares without having to comply with statutory and any other pre-emption rights should allow Akari to raise funds more efficiently on the best terms available and in a timely fashion.

The Akari Board believes that it is appropriate to avoid Akari potentially being at a competitive disadvantage as compared to Akari’s peer companies listed on Nasdaq, many of whom are incorporated in the United States. In particular, the requirement to first offer shares that Akari propose to issue for cash to all of Akari’s existing shareholders in time-consuming pro-rata rights offerings would add expense and considerably reduce the speed at which Akari could complete capital-raising activities undertaken in furtherance of Akari’s growth strategy and would potentially make it difficult for us to complete such transactions. Many of Akari’s strategic competitors are incorporated in the United States where they are not subject to restrictions on their ability to issue shares.

The Akari Board unanimously recommends that Akari shareholders vote “FOR” the Pre-Emption Rights Proposal.

The Pre-emption Rights Proposal is proposed as a special resolution that will be approved if, assuming that a quorum is present (i) on a show of hands, at least 75% of shareholders present in person or by proxy and voting on the proposal vote in favor of the resolution or (ii) on a poll, at least 75% of the shares present at the Akari

General Meeting in person or by proxy and voting on the proposal are voted in favor of the resolution. Any shares not present or represented by proxy (including due to the failure of a holder of Akari Ordinary Shares who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions with respect to any proposals at the Akari General Meeting to such bank, broker or other nominee) will have no effect on the outcome of the Pre-emption Rights Proposal, provided that a quorum is otherwise present. An abstention by any shares present or represented by proxy on the Share Issuance Proposal will not be counted as votes cast in favor or against the Pre-emption Rights Proposal but will count for the purpose of determining whether a quorum is present. Broker non-votes, if any, will have no effect on the Pre-emption Rights Proposal.

With respect to any properly completed voting instructions received by the Depositary Bank on or prior to 6:00 p.m. London time (1:00 p.m. Eastern time) on October 29, 2024, the Depositary Bank shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement and the Articles, to vote or cause its custodian to vote the shares (in person or by proxy) represented by Akari ADSs in accordance with such voting instructions, for holders of ADSs as of 5:00 p.m. Eastern Time on the Akari ADS Record Date. Shares represented by Akari ADSs for which no specific voting instructions are received by Deutsche Bank from the ADS holder shall not be voted.

THE AKARI BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE PRE-EMPTION RIGHTS PROPOSAL.

INFORMATION ABOUT THE PEAK BIO SPECIAL MEETING

General

Peak Bio is furnishing this Joint Proxy Statement/Prospectus to Peak Bio stockholders as part of the solicitation of proxies by the Peak Bio Board for use at the Peak Bio Special Meeting to be held on November 7, 2024, and at any adjournment or postponement thereof. This Joint Proxy Statement/Prospectus is first being furnished to Peak Bio stockholders on or about October 15, 2024.

Date and Time of Peak Bio Special Meeting

The Peak Bio Special Meeting will be held on November 7, 2024 at 10:00 a.m. Eastern Time, or such other date and time to which such meeting may be adjourned or postponed, for the purposes set forth in the accompanying notice. The Peak Bio Special Meeting will be a completely virtual meeting of Peak Bio stockholders, which will be conducted via live webcast. You will be able to attend the Peak Bio Special Meeting and vote your shares electronically during the Peak Bio Special Meeting via live webcast by visiting https://www.cstproxy.com/peak-bio/2024. The virtual meeting format allows attendance from any location in the world.

Matters to be Considered

At the Peak Bio Special Meeting, holders of Peak Bio Common Stock will be asked to consider and vote upon the following proposals: (1) the Merger Proposal; and (2) the Adjournment Proposal.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast by proxy at the Peak Bio Special Meeting if you owned shares of Peak Bio Common Stock at the close of business on September 24, 2024, which is the Peak Bio Record Date. You are entitled to one vote for each share of Peak Bio Common Stock that you owned as of the close of business on the Peak Bio Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that shares held beneficially by you are voted in accordance with your instructions. On the Peak Bio Record Date, there were 23,124,888 shares of Peak Bio Common Stock outstanding.

Quorum and Required Vote for Proposals for the Special Meeting

A majority of the issued and outstanding shares of Peak Bio Common Stock entitled to vote at the Peak Bio Special Meeting must be present, in person (including virtually) or represented by proxy, at the Peak Bio Special Meeting to constitute a quorum. Shares represented at the Peak Bio Special Meeting online or by proxy (but not voted on one or more proposals) and abstentions will each count as present for the purposes of establishing a quorum. Broker non-votes will not be counted as present for the purposes of establishing a quorum. Under Peak Bio’s bylaws, the presiding officer of the Peak Bio Special Meeting or the Peak Bio stockholders represented thereat may adjourn the meeting. As of the Peak Bio Record Date, the presence online or by proxy of 11,562,445 shares of Peak Bio Common Stock would be required to achieve a quorum.

The approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Peak Bio Common Stock entitled to vote on such proposal. Accordingly, a stockholder’s failure to vote online or by proxy, a broker non-vote or an abstention on the Merger Proposal will have the same effect as a vote “AGAINST” the Merger Proposal.

The approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Peak Bio Common Stock represented and entitled to vote thereon. Accordingly, an abstention on the Adjournment Proposal will have the same effect as a vote “AGAINST” the Adjournment Proposal. Broker non-votes will not have any effect on the Adjournment Proposal (assuming a quorum is present).

It is important for you to note that if the Merger Proposal is not approved by Peak Bio stockholders then the Merger will not be consummated.

Recommendation to Peak Bio Stockholders

The Peak Bio Board believes that each of the Merger Proposal and the Adjournment Proposal to be presented at the Peak Bio Special Meeting is fair to and in the best interests of Peak Bio and its stockholders and unanimously recommends that Peak Bio stockholders vote “FOR” each of the proposals.

When you consider the recommendation of the Peak Bio Board in favor of approval of the Merger Proposal, you should keep in mind that Peak Bio’s directors and officers, and their affiliates, have interests in the Merger that are different from, or in addition to (or which may conflict with) your interests as a Peak Bio stockholder. See the section of this Joint Proxy Statement/Prospectus titled “The Merger — Interests of Peak Bio Directors and Executive Officers in the Merger” for additional information.

Broker Non-Votes and Abstentions

Under the rules of various national and regional securities exchanges your broker, bank or nominee cannot vote your shares with respect to non-routine matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. The Merger Proposal and the Adjournment Proposal are considered non-routine matters and, therefore, your broker, bank or nominee cannot vote your shares without your instructions. If you do not provide instructions to your bank, broker or other nominee, it may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker or nominee is not voting your shares is referred to as a “broker non-vote.”

If you submit a properly executed proxy card, even if you do not vote for one or more proposals or vote to “abstain” in respect of one or more proposals, your shares of Peak Bio Common Stock will be counted for purpose of establishing a quorum. Broker non-votes will not be considered present and entitled to vote at the Peak Bio Special Meeting for the purpose of establishing a quorum. Executed but unvoted proxies will be voted in accordance with the recommendation of the Peak Bio Board. A Peak Bio stockholder’s failure to vote by proxy or to vote online at the Peak Bio Special Meeting, an abstention from voting or a broker non-vote will each have the same effect as a vote “AGAINST” the Merger Proposal. An abstention from voting will have the same effect as a vote “AGAINST” the Adjournment Proposal. A Peak Bio stockholder’s failure to vote by proxy or to vote online at the Peak Bio Special Meeting and a broker non-vote will not have any effect on the Adjournment Proposal (assuming a quorum is present).

Solicitation of Proxies

Peak Bio is soliciting your proxy to vote at the Peak Bio Special Meeting. Peak Bio will bear the cost of soliciting proxies from you.

Peak Bio has engaged Advantage Proxy, Inc. to assist in the solicitation of proxies for the Peak Bio Special Meeting. Peak Bio estimates that it will pay Advantage Proxy, Inc. a fee of $6,000 for such services. Peak Bio has agreed to reimburse Advantage Proxy, Inc. for certain reasonable and documented out-of-pocket fees and expenses, including telephone charges, and also will indemnify and hold harmless Advantage Proxy, Inc. and its employees from and against certain losses, claims, liabilities, damages and demands. Peak Bio also may reimburse banks, brokers or their agents for their expenses in forwarding proxy materials to beneficial owners of shares of Peak Bio Common Stock. Peak Bio’s directors, officers and employees also may solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Voting Your Shares

Each share of Peak Bio Common Stock that you own in your name entitles you to one vote on each of the proposals for the Peak Bio Special Meeting. Your proxy card or cards show the number of shares of Peak Bio Common Stock that you own. There are several ways to vote your shares of Peak Bio Common Stock:

•

You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker or other nominee, you should follow the instructions provided to you by your broker or nominee to ensure that votes related to the shares you beneficially own are properly represented and voted at the meeting. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of Peak Bio Common Stock will be voted as recommended by the Peak Bio Board. The Peak Bio Board recommends voting “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.

•

You can attend the Peak Bio Special Meeting and vote online even if you have previously voted by submitting a proxy as described above. You will be able to virtually attend and vote your shares at the Peak Bio Special Meeting via a live webcast by visiting https://www.cstproxy.com/peak-bio/2024. You will need the meeting control number that is printed on your proxy card to enter the Peak Bio Special Meeting. If you do not have your control number, contact Continental by telephone at (917) 262-2373 or by email at proxy@continentalstock.com. However, if your shares of Peak Bio Common Stock are held in the name of your broker, bank or other nominee, you must get a legal proxy from the broker, bank or other nominee. That is the only way Peak Bio can be sure that the broker, bank or nominee has not already voted your shares of Peak Bio Common Stock. Once you have your legal proxy, contact Continental to have a control number generated by telephone at (917) 262-2373 or by email at proxy@continentalstock.com.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the Peak Bio Special Meeting or at such meeting by doing any one of the following:

•	you may send another signed proxy card with a later date, received prior to the Peak Bio Special Meeting;

•	you may notify Advantage Proxy, Inc., Peak Bio’s proxy solicitor, in writing that you have revoked your proxy; or

•	you may virtually attend the Peak Bio Special Meeting, revoke your proxy, and vote online, as indicated above.

No Additional Matters May Be Presented at the Special Meeting

The Peak Bio Special Meeting has been called only to consider the approval of the Merger Proposal and the Adjournment Proposal. Under Peak Bio’s bylaws, other than procedural matters incident to the conduct of the Peak Bio Special Meeting, no other matters may be considered at the Peak Bio Special Meeting if they are not included in this Joint Proxy Statement/Prospectus, which serves as the notice of the Peak Bio Special Meeting.

Delivery of Proxy Materials to Stockholders Sharing an Address

As permitted by the Exchange Act, only one copy of this Joint Proxy Statement/Prospectus is being delivered to multiple Peak Bio stockholders sharing an address unless Peak Bio has previously received contrary instructions from one or more such stockholders. This is referred to as “householding.” Peak Bio stockholders who hold their shares in “street name” can request further information on householding through their banks, brokers, or other holders of record. On written or oral request to Advantage Proxy, Inc., Peak Bio’s proxy solicitor, by writing to ksmith@advantageproxy.com or calling (877) 870-8565 (toll free) for individuals and banks and brokers may call collect at (206) 870-8565, Peak Bio will promptly deliver a separate copy of this document to a stockholder at a shared address to which a single copy of the document was delivered.

Who Can Answer Your Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of Peak Bio Common Stock, you may call Advantage Proxy, Inc., Peak Bio’s proxy solicitor, by writing to ksmith@advantageproxy.com or calling (877) 870-8565 (toll free) for individuals. Banks and brokers may call collect at (206) 870-8565.

No Preemptive or Similar Rights

Holders of shares of Peak Bio Common Stock do not have preemptive, subscription or redemption rights.

Appraisal Rights

Holders of Peak Bio Common Stock are entitled to appraisal rights in connection with the Merger. For more information, see the section of this Joint Proxy Statement/Prospectus titled “The Merger Agreement—Dissenting Shares.”

PEAK BIO PROPOSAL NO 1: APPROVAL OF THE MERGER PROPOSAL

It is a condition to the completion of the Merger that the Peak Bio stockholders adopt the Merger Agreement and approve the Merger and the other transactions contemplated by the Merger Agreement (the “Merger Proposal”). The Peak Bio Board unanimously recommends that you vote “FOR” the Merger Proposal. Peak Bio stockholders should carefully read this Joint Proxy Statement/Prospectus in its entirety, including the exhibits, for more detailed information concerning the Merger Agreement and the Merger. In particular, Peak Bio stockholders are directed to the Merger Agreement, a copy of which is attached as Annex A to this Joint Proxy Statement/Prospectus.

After careful consideration, the Peak Bio Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of Peak Bio and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, (iii) subject to the terms and conditions of the Merger Agreement, resolved to recommend that the Peak Bio stockholders adopt the Merger Agreement and (iv) directed that the Merger Agreement and the transactions contemplated thereby be submitted to the Peak Bio stockholders for adoption. See the section of this Joint Proxy Statement/Prospectus titled “The Merger—Peak Bio Reasons for the Merger; Recommendation of the Peak Bio Board” for a more detailed discussion of the Peak Bio Board’s recommendation.

Consequences if the Merger Proposal is Not Approved

If the Merger Proposal is not approved by the stockholders of Peak Bio, the Merger will not be completed.

Required Vote

Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Peak Bio Common Stock entitled to vote on such proposal. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the Merger Proposal. Failure to vote on the Merger Proposal will have the same effect as a vote “AGAINST” the Merger Proposal. The Merger Proposal is not conditioned on the approval of any other proposal set forth in this Joint Proxy Statement/Prospectus.

THE PEAK BIO BOARD RECOMMENDS THAT YOU VOTE “FOR” THE MERGER PROPOSAL.

PEAK BIO PROPOSAL NO. 2: APPROVAL OF THE ADJOURNMENT PROPOSAL

The Peak Bio Board unanimously recommends that you vote “FOR” the Adjournment Proposal to approve one or more adjournments of the Peak Bio Special Meeting to a later date or dates if necessary or appropriate to solicit additional proxies if there are insufficient votes to approve the Merger Proposal (the “Adjournment Proposal”).

The Adjournment Proposal, if adopted, will approve the chairman’s adjournment of the Peak Bio Special Meeting to a later date to permit further solicitation of proxies. The Adjournment Proposal will only be presented to the stockholders of Peak Bio in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Peak Bio Special Meeting to approve the Merger Proposal.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by the stockholders of Peak Bio, the chairman will not adjourn the Peak Bio Special Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Peak Bio Special Meeting to approve the Merger Proposal.

Required Vote

Assuming that a quorum is present at the Peak Bio Special Meeting, the approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Peak Bio Common Stock represented and entitled to vote thereon. Accordingly, an abstention on the Adjournment Proposal will have the same effect as a vote “AGAINST” the Adjournment Proposal. Broker non-votes will not have any effect on the Adjournment Proposal (assuming a quorum is present). The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this Joint Proxy Statement/Prospectus.

THE PEAK BIO BOARD RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.

THE MERGER

The following is a description of the material aspects of the Merger. The description may not contain all of the information that may be important to you. The discussion of the Merger in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the Merger Agreement, as amended, which is attached to this Joint Proxy Statement/Prospectus as Annex A and incorporated by reference into this Joint Proxy Statement/Prospectus. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement and may be subject to limitations agreed upon by the contracting parties and may be subject to standards of materiality applicable to the contracting parties. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter that the parties have exchanged, which has been omitted pursuant to Item 601(b)(2) of Regulation S-K. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of affairs of Akari or Peak Bio.

You are encouraged to read carefully the entirety of this Joint Proxy Statement/Prospectus, including the Merger Agreement, for a more complete understanding of the Merger.

General

Akari, Merger Sub and Peak Bio have entered into the Merger Agreement, pursuant to which Merger Sub will be merged with and into Peak Bio, with Peak Bio continuing as the Surviving Corporation and as a wholly owned subsidiary of Akari. If the Merger is completed, Peak Bio Common Stock will be delisted from OTC and deregistered under the Exchange Act, following which Peak Bio will no longer be required to file periodic reports with the SEC with respect to Peak Bio Common Stock.

The Parties to the Merger

Akari

Akari is a biotechnology company focused on developing advanced therapies for autoimmune and inflammatory diseases involving the complement component 5 and leukotriene B4 pathways. Akari’s principal executive offices are located at 22 Boston Wharf Road, FL 7, Boston, Massachusetts 02210, and its telephone number is (929) 274-7510.

Merger Sub

Merger Sub was formed by Akari solely in contemplation of the Merger, has not conducted any business and has no assets, liability or obligations of any nature other than as set forth in the Merger Agreement. By operation of the Merger, Merger Sub will be merged with and into Peak Bio, with Peak Bio continuing as the Surviving Corporation and as a wholly owned direct subsidiary of Akari. Upon completion of the Merger, the separate existence of Merger Sub will cease to exist. Merger Sub’s principal executive offices are located at 75/76 Wimpole Street, London W1G 9RT, and its telephone number is (44) 20 8004 0270.

Peak Bio

Peak Bio, together with its wholly owned subsidiaries Peak Bio Co. Ltd and Peak Bio CA, Inc., is a clinical-stage biotechnology company focused on discovering, developing and delivering innovative therapies for multiple therapeutic areas. Peak Bio has established a portfolio of potential therapies focused on cancer and immunological diseases. Peak Bio’s pipeline focus is the PH-1 ADC Platform for oncology. Prior to March 1, 2022, Peak Bio operated as pH Pharma Ltd, a Korean company. Peak Bio’s principal executive offices are located at 4900 Hopyard Road, Suite 100, Pleasanton CA 94588, and its telephone number is (925) 463-4800.

Merger Consideration

If the Merger is completed, (i) each issued and outstanding share of Peak Bio Common Stock (other than the shares of Peak Bio Common Stock held by Peak Bio as treasury stock, shares of Peak Bio Common Stock owned by Akari, Merger Sub or any direct or indirect wholly owned subsidiaries of Akari and Dissenting Shares), shall be converted into the right to receive Akari ADSs representing a number of Akari Ordinary Shares equal to the Exchange Ratio, and (ii) the total balance due under oustanding convertible promissory notes in the aggregate principal amount of up to $9.1 million will be canceled and converted into the right to receive a number of Akari ADSs representing Akari Ordinary Shares equal to the Exchange Ratio for each share of Peak Bio Common Stock issuable upon the conversion of such notes as of immediately prior to the effective time of the Merger; provided, that after taking into account all of the certificates (each, a “Certificate”) and book-entry shares (each, a “Book-Entry Share”) delivered by or on behalf of any holder, the number of Akari Ordinary Shares deposited in accordance with the Deposit Agreement and the Akari ADSs issued to such holder shall, in each case, be rounded down to the nearest whole Akari Ordinary Share or Akari ADS, as applicable, and no fractional Akari Ordinary Shares shall be deposited and Akari ADS shall be issued (the “Per Share Merger Consideration”).

The Exchange Ratio will be calculated based on an initial 50% post-closing ownership split between Akari shareholders and Peak Bio Stock & Note Holders, subject to certain adjustments to the ratio (and therefore the post-closing ownership split) in respect of the net cash, as determined in accordance with the Merger Agreement, of each of Akari and Peak Bio at the close of business one business day prior to the anticipated consummation of the Merger. Each party will receive a negative adjustment to the initial Exchange Ratio to the extent such party’s Net Cash is less than negative $6,000,000. Each party will receive a positive adjustment to the initial Exchange Ratio to the extent such party’s closing Net Cash exceeds zero. The Merger Agreement provides that, under certain circumstances, additional Akari ADSs may be issued to the Peak Bio Stock & Note Holders following the consummation of the Merger equal to a second exchange ratio calculated in accordance with the Merger Agreement based on changes in net cash within 120 days following the closing of the Merger. Under no circumstances will the Exchange Ratio be adjusted such that either party’s pro-forma post-closing ownership of the combined company following the Closing exceeds 80%.

As of March 4, 2024, the date of the Merger Agreement, the estimated Exchange Ratio was such that based on the number of Akari ADSs expected to be issued in accordance with the Exchange Ratio at the consummation of the Merger in exchange for the shares of Peak Bio Common Stock, Peak Bio Stock & Note Holders would own approximately 48%, and Akari shareholders would own approximately 52%, of the combined company following the consummation of the Merger, on a fully diluted basis. For purposes of its fairness opinion, Peak Bio’s financial advisor, River Corporate Advisors, assumed that the aggregate Per Share Merger Consideration to be received by the Peak Bio Stock & Note Holders would be equal to $22.6 million as of the date of the Merger Agreement.

Because the Exchange Ratio is not fixed and is subject to adjustment under certain circumstances, the market value of the Merger Consideration to Peak Bio Stock & Note Holders may fluctuate with the market price of Akari ADSs. The relevant net cash levels of Peak Bio and Akari will not be known at the time that Peak Bio stockholders vote on the Merger.

The below table indicates the projected pro forma post-closing ownership of the combined company following the Closing, on a fully diluted basis, for each of Peak Bio Stock & Note Holders and Akari shareholders based on certain levels of net cash as well as a calculation of the resulting Exchange Ratio based on the fully diluted capitalization of Akari and Peak Bio as of October 1, 2024, the latest practicable date to determine such amounts before the filing of this Joint Proxy Statement/Prospectus.

	($ in millions)
	Minimum Exchange Ratio	Anticipated Exchange Ratio Range					Maximum Exchange Ratio
Akari Net Cash	$30,000,000	$(6,000,000)	$(6,000,000)	$(2,500,000)	$(2,500,000)	$1,000,000	$(6,000,000)
Peak Bio Net Cash	$(6,000,000)	$(8,500,000)	$(6,000,000)	$(8,500,000)	$(10,000,000)	$(10,000,000)	$30,000,000
Akari Shareholder Pro Forma Ownership	80.00%	52.50%	50.00%	52.50%	54.00%	55.00%	20.00%
Peak Bio Stock & Note Holders Pro Forma Ownership	20.00%	47.50%	50.00%	47.50%	46.00%	45.00%	80.00%
Exchange Ratio	0.0014	0.3131	0.3518	0.3131	0.2916	0.2779	1.5730

You should obtain current market quotations for Akari ADSs and Peak Bio Common Stock before deciding how to vote on the proposals hereto. Akari ADSs are traded on Nasdaq under the symbol “AKTX” and shares of Peak Bio Common Stock are traded on OTC under the symbol “PKBO”. Shares of Akari ADSs will continue trading on Nasdaq under the symbol “AKTX” after completion of the Merger. For more information regarding the effect of the Net Cash of Akari and Peak Bio on the Exchange Ratio, see the section of this Joint Proxy Statement/Prospectus titled “The Merger—Ownership of the Combined Company.”

Background of the Merger

The Akari Board and the Peak Bio Board, together with their respective management teams, regularly review their respective companies’ research and development programs, business opportunities and potential transactions to protect and enhance the value of their respective businesses and enhance stockholder value. Akari and Peak Bio each considers its strategic options in light of the totality of the circumstances, including current and anticipated business and industry trends, regulatory conditions, future growth prospects, the current and expected financing environment and overall strategic direction of each business, in each case, with the goal of maximizing short-term and long-term value for its stockholders.

Since 2021, the Akari Board has been interested in the potential of antibody-drug conjugates (“ADCs”) as a promising class of treatments for both oncological and non-oncological indications. Research and increased funding for the development of novel antibody-drug conjugates by pharmaceutical companies has been projected to drive ADC market growth. Accordingly, Akari regularly reviewed companies and businesses engaged in the ADC market as potential partners in a strategic transaction. The Akari Board was interested in Peak Bio’s ADC pipeline as an opportunity for Akari to enter the ADC market.

In arriving at the decision to approve the transactions contemplated by the Merger Agreement, Peak Bio followed a careful process assisted by experienced outside financial, scientific and legal advisors to rigorously examine potential transactions and transaction candidates through broad outreach to life sciences companies and a thorough process of evaluation of prospective strategic partners and strategic alternatives. These alternatives included, among other things, business combinations, licensing and co-development partnerships, various equity and debt financing transactions, the sale or license of certain assets or classes of assets, spinning out and separately financing certain assets or classes of assets, and dissolution and liquidation. The terms of the Merger Agreement are the result of extensive arm’s-length negotiations among members of the management teams of Akari and Peak Bio along with their respective advisors and under the guidance of each of the Akari Board and the Peak Bio Board, respectively. The following is a summary of the background of the process undertaken by Peak Bio, including Peak Bio’s identification and evaluation of strategic alternatives and the negotiation of the Merger Agreement.

On May 25, 2023, Rachelle Jacques, the then-current chief executive officer of Akari, met with Hoyoung Huh, MD, PhD, the chairman of the Peak Bio Board, and certain other Akari investors to provide a non-confidential presentation concerning Akari’s business and operations. Dr. Huh and Ms. Jacques were introduced to one another by representatives of Paulson Investment Company, LLC (“Paulson”), an investment banking firm that had been engaged by both Peak Bio and Akari.

On May 31, 2023, Ms. Jacques and Dr. Huh met via telephone to discuss entering into a confidentiality and non-disclosure agreement to discuss potential collaboration and combination opportunities between Akari and Peak Bio. No financial terms of a potential transaction between Akari and Peak Bio were discussed at this time.

On June 1, 2023, Ms. Jacques and Dr. Huh met via telephone to continue discussions on a potential collaboration or combination between Akari and Peak Bio. No financial terms of a potential transaction between Akari and Peak Bio were discussed at this time.

On June 7, 2023, Akari and Peak Bio executed a confidentiality and non-disclosure agreement, which did not contain a standstill provision prohibiting the acquisition of either party’s securities.

On June 15, 2023, Ms. Jacques, Dr. Huh, Melissa Bradford-King, the then-current chief operating officer of Akari, Stephen LaMond, PharmD, the then-current Interim CEO and chief operating officer of Peak Bio, and Peter McCabe, the general counsel of Peak Bio, met via teleconference to discuss potential transactions between Akari and Peak Bio.

Over the course of June and July of 2023, members of the Akari and Peak Bio management teams, including Ms. Jacques and Dr. Huh, held several calls to discuss each company’s state of operations, scientific programs, cash runway and financial results.

On July 17 and 18, 2023, Ms. Jacques, Ms. Bradford-King, Dr. Huh, Dr. LaMond, and Donald Wojnowski, an investment banker with Paulson Investment Company, LLC (“Paulson”), met in person in New York, New York to discuss potential collaboration and combination opportunities between Akari and Peak Bio as well as the state of the capital markets and general fundraising environment. No financial terms of a potential transaction between Akari and Peak Bio were discussed at this time.

On September 26, 2023, Dr. Huh and Dr. Raymond Prudo-Chlebosz, chairman of the Akari Board, met in person in Boston, Massachusetts to discuss a potential merger between Peak Bio and Akari and reviewed the professional and commercial backgrounds of Dr. Huh and Dr. Prudo-Chlebosz. They discussed the current biotechnology marketplace and the opportunity for creative solutions, such as the proposed Merger. They agreed in principle that they believed a well-structured merged biotechnology company could be sufficiently funded and operationally successful.

On September 27, 2023, Dr. Huh and Dr. Prudo-Chlebosz met again in person in Boston, Massachusetts to discuss a potential merger between Peak Bio and Akari, including board structure and potential board members from each company who would serve on the combined company board. It was decided to actively explore the potential for a “merger of equals” and to meet in London before the end of the year with Miles Nunn, Akari’s Chief Scientific Officer, to discuss Akari’s and Peak’s scientific programs in depth.

On September 30, 2023, members of Akari management shared an initial, non-binding term sheet with members of Peak management that proposed an exchange ratio for a potential merger of equals transaction that would result in an allocation of post-closing ownership of the combined company of 60% to existing Akari shareholders and 40% to existing Peak Bio stockholders. In addition, the September 30 term sheet proposed contingent value rights (“CVRs”) for Akari shareholders that would provide additional consideration to existing Akari shareholders consisting of a certain percentage of the proceeds received from certain commercial transactions related to its PAS-600 nomacopan and nomacopan HSCT-TMA PRV programs, as well as additional CVRs for existing Peak Bio stockholders that would provide additional consideration to existing Peak Bio shareholders consisting of a certain percentage of the proceeds received from certain commercial transactions related to Peak Bio’s PHP-303 program and/or clinical development milestones related to certain of its program assets. The September 30 term sheet did not make reference to an adjustment to the exchange ratio based on the net cash of either party.

On October 12, 2023, following discussions among members of Peak management and members of Akari management regarding the appropriate exchange ratio and potential CVR criteria, members of Akari management shared an updated non-binding term sheet that continued to propose an exchange ratio for a potential merger of equals transaction that would result in an allocation of post-closing ownership of the combined company of 60% to existing Akari shareholders and 40% to existing Peak Bio stockholders, as well as CVR terms providing for incrementally more benefit to existing Akari stockholders than those proposed in the September 30 term sheet. The October 12 term sheet did not make reference to an adjustment to the exchange ratio based on the net cash of either party.

On October 24, 2023, Dr. Huh and Dr. Prudo-Chlebosz met in person at the Akari offices in London. They discussed the potential “merger of equals,” agreed to continue negotiating the non-binding term sheet and discussed potential provisions that would be reflected therein. In addition, they identified the need to consider mutual due diligence, merger completion requirements and the timetable for these activities. They again discussed the potential benefits of a merger, including the benefit of added diversification and strengthened board and management and operational efficiencies. They reviewed prevailing biotechnology market conditions, which they perceived as challenging, and agreed that the identified merger benefits were supportive of investor interest and successful financing. This meeting included discussions concerning Peak Bio’s response to the proposed 60/40 ownership split reflected in Akari’s October 12 term sheet. Dr. Huh informed Dr. Prudo-Chlebosz, Ms. Jacques and Mr. Nunn that a 50/50 exchange ratio was a critical transaction point in order for Peak Bio to move forward with its consideration of a potential transaction with Akari.

Later that day, Dr. Huh, Dr. Prudo-Chlebosz, Ms. Jacques and Mr. Nunn met at a restaurant in London to discuss Akari’s scientific programs and the prospective plan for its clinical progress as well as the terms upon which a potential transaction would be acceptable to both parties.

On October 25, 2023, Dr. Huh, Dr. Prudo-Chlebosz and Ms. Jacques met in person in London to discuss potential acquisition structures, financing opportunities and the potential 50/50 exchange ratio between existing Akari shareholders and existing Peak stockholders and potential incremental CVR terms.

On November 1, 2023, Dr. Huh, Ms. Jacques and Dr. Prudo-Chlebosz met via teleconference to discuss the revision of the term sheet for the transaction and that Akari would provide the revised draft term sheet to Peak Bio reflecting the proposed 50/50 ownership split and potential CVR terms.

On November 8. 2023, members of Akari management shared with members of Peak Bio management a revised term sheet for the proposed merger of equals transaction between the parties, which reflected a 50/50 post-closing ownership split between existing Akari shareholders and existing Peak Bio stockholders, subject to adjustment for each party’s respective net cash balance at the time of the closing of the proposed transaction, as well as a simplified CVR structuring providing for incremental transaction value to existing Akari shareholders upon certain commercial transactions related to PAS-600 nomacopan and incremental transaction value to existing Peak Bio stockholders upon certain commercial transactions related to Peak Bio’s PHP-303 program or one or more products in the ADC field.

The Peak Bio management team and the Peak Bio Board extensively reviewed and considered over the course of the next several weeks, including in meetings of the Peak Bio Board held on November 10 and 27 and December 1, 14, 15, and 24, 2023, all aspects of this term sheet, including the potential removal of CVRs from the transaction structure in order to simplify the transaction and to improve the overall shareholder value attendant to the proposed transaction.

On November 9, 2023, Dr. Huh, Ms. Jacques and Dr. Prudo-Chlebosz met via teleconference to further discuss the development and circulation of the revised term sheet for the transaction and the overall timeline for a transaction between the parties. The parties also discussed potentially removing the CVR structure from the transaction terms in order to streamline the transaction structure, enhance shareholder value and preserve cash resources for the combined company following the closing of the potential transaction.

On November 10, 2023, members of the Peak Bio Board met via teleconference to discuss, among other things the proposed draft term sheet provided by Akari. The Peak Bio Board concluded the meeting with the decision to form a Transaction Committee consisting of Michael Friedman and James Neal and authorizing the Transaction Committee to continue negotiating the terms of the potential transaction between Akari and Peak.

On November 13, 2023, at the direction of the Transaction Committee of the Peak Bio Board, members of Peak Bio management provided written feedback on the term sheet to Ms. Jacques. The feedback reflected (i) Peak Bio’s commitment to an exact 50/50 post-closing ownership split, without regard to the parties’ respective net cash positions at closing and (ii) a desire to discuss removing the CVR consideration from the proposed transaction terms.

On November 14, 2023, members of Akari, including Ms. Jacques and Ms. Bradford-King, and members of Peak Bio management and members of the Peak Bio Board, including Mr. Friedman, Mr. Neal, Dr. LaMond and Mr. McCabe, met via teleconference to further discuss the term sheet for the proposed merger of Akari and Peak Bio.

On November 15, 2023, Peak Bio management received notice from OTCQB Venture Exchange that if its quarterly report ended September 30, 2023 was not filed by December 29, 2023, it would be downgraded to the OTC Pink Market. The closing price of Peak Bio Common Stock on November 15, 2023 was $0.072.

On November 16, 2023, Dr. Huh, Ms. Jacques and Dr. Prudo met via teleconference to discuss the CVR provisions in the term sheet for each of Akari shareholders and Peak stockholders and the potential removal of such provisions in order to streamline the transaction structure, enhance shareholder value and preserve cash resources for the combined company following the closing of the potential transaction.

On November 18, 2023, Peak Bio management was granted access to a virtual data room containing due diligence information of Akari.

On November 21, 2023, Ms. Jacques, on behalf of the Akari Board, provided a revised draft of the term sheet to members of Peak Bio management, which reflected, among other things, that (i) agreement to the 50/50 exchange ratio without a corresponding net cash adjustment would be contingent upon the conversion, defeasance or other resolution of substantially all of Peak Bio’s overdue payables and other liabilities as of the Closing and (ii) a simplified CVR structure, pursuant to which CVR value for Akari shareholders would only become payable upon the sale or exclusive out-license of PAS-600 nomacopan for the treatment of Geographic Atrophy (GA) and CVR value for Peak Bio stockholders would only become payable upon a license for one or more products in the ADC field.

On November 21, 2023, Dr. Huh and Dr. Prudo-Chlebosz met via teleconference to discuss leadership of the combined company following the closing of a potential transaction, including potential options for composition of the combined company’s board of directors.

On November 22, 2023, Akari and Peak Bio each executed the term sheet substantially upon the same terms proposed by Akari on November 21, 2023 for the proposed transaction (the “November 22 Term Sheet”).

On November 27, 2023, Akari and Peak outlined and began to progress with critical diligence requests for both companies that included business, IP, development programs, finance and legal. On the same day, members of the Peak Bio Board met via teleconference to discuss, among other things, the negotiations with Akari, the respective assets and programs of Peak Bio and Akari and the vision for the combined company.

On November 28, 2023, members of Akari management, including Ms. Jacques and Ms. Bradford-King, and members of Peak Bio management, including Mr. LaMond and Mr. McCabe, met via teleconference to discuss the potential timeline for the proposed transaction, potential transaction structures and the various approvals required in connection with the proposed transaction.

On November 30, 2023, Dr. Huh, Ms. Jacques and Dr. Prudo-Chlebosz met via teleconference to discuss due diligence updates and each company’s financial performance, including their respective net cash positions and outstanding liabilities.

On December 1, 2023, representatives of Akari and Goodwin Procter LLP (“Goodwin”), outside legal counsel to Akari, were granted access to Peak Bio’s virtual data room. Later this day, Dr. Prudo-Chlebosz and Dr. Huh met via telephone to review the approach to the calculation of the exchange ratio in a potential transaction between the parties, taking into account the parties’ respective net cash positions and outstanding liabilities. Dr. Prudo-Chlebosz and Dr. Huh also considered the respective pipeline portfolio of each company and discussed the potential for CVR Agreements for each of Akari shareholders and Peak Bio stockholders.

On December 11, 2023, Akari management distributed an initial draft of the Merger Agreement to Peak Bio management, which draft reflected, among other things, (i) a transaction structure involving the acquisition of outstanding Peak Bio shares by Akari, which structure would be taxable to Peak Bio stockholders, (ii) an adjustment to the exchange ratio based on each party’s relative net cash positions, subject to a collar to be discussed and agreed by the parties, (iii) a “no-shop” provision requiring each party to cease solicitation of alternative proposals following the execution of the merger agreement, (iv) the ability of each party to negotiate with counterparties in connection with a superior proposal and/or terminate the merger agreement to accept a superior proposal and (v) a mutual termination fee equal to 3.0% of the transaction equity value plus reimbursement of the other party’s expenses in connection with certain terminations of the Merger Agreement arising from a party’s pursuit of an alternative transaction.

Between December 11 and December 14, 2023, members of Peak Bio management and the Peak Bio Board reviewed the initial draft of the Merger Agreement and circulated comments internally among themselves via email. These communications included discussions about items to include in the Peak Disclosure Letter and the process Peak Bio would employ to populate the various disclosures that would be included. Members of Peak Bio management and the Peak Bio Board also met via teleconference to discuss comments on the initial draft.

On December 14, 2023, Dr. Huh and Dr. Prudo-Chlebosz met via teleconference to discuss the proposed terms of the draft Merger Agreement, including the adjustment to the exchange ratio based on each party’s net cash position and continued discussion of whether to include CVRs as part of the overall transaction as set forth in the November 22 Term Sheet.

On December 19, 2023, Dr. Huh and Dr. Prudo-Chlebosz met in person in London and discussed progress on the draft Merger Agreement and initial thoughts on board membership post-merger. They also agreed that, subject to agreement by the Akari Board and the Peak Board, respectively, the proposed transaction should no longer include CVRs for either the Akari shareholders or the Peak stockholders. That same day, Dr. Huh met with Mr. Nunn to review the science behind nomacopan (Akari’s lead drug candidate) together with current and potential clinical targets.

On December 21, 2023, Peak Bio management provided the initial draft of Merger Agreement to DLA Piper, Peak Bio’s outside legal counsel, to review and comment.

On December 22, 2023, representatives of each of Goodwin and DLA Piper met via teleconference to discuss the overall structure of the transaction, including the tax and corporate governance implications resulting from the proposed transaction structure set forth in the December 11 draft of the Merger Agreement. Representatives of Goodwin and DLA Piper discussed that although an acquisition of Peak Bio outstanding shares by Akari would be taxable to Peak Bio stockholders, structuring the transaction as an acquisition of outstanding Akari ordinary shares and ADSs would be significantly more complex from a legal and corporate governance perspective and result in a lengthier, more expensive transaction process with less transaction certainty.

That same day, Dr. Huh and Dr. Prudo-Chlebosz met via teleconference to discuss various issues relating to the December 11 draft Merger Agreement, including the proposed net cash adjustment to the exchange ratio.

On December 24, 2023, representatives of DLA Piper and the Peak Bio Board met via videoconference to discuss the December 11 draft of the Merger Agreement. Representatives of DLA Piper presented to the Peak Bio Board regarding their fiduciary duties with respect to considering and approving the proposed transaction. The Peak Bio Board also discussed the transaction structure, including the taxability of the transaction structure to Peak Bio stockholders, the exchange ratio and the corresponding net cash adjustment mechanics, termination fee and overall capitalization of the combined company implied by the proposed transaction terms.

Later that day, Mr. McCabe, at the direction of the Peak Bio Board, provided Ms. Jacques with feedback on the December 11 draft Merger Agreement via e-mail, including the belief of the Peak Bio Board that the transaction should be structured so as to avoid a taxable transaction to Peak Bio stockholders and that the exchange ratio should not include an adjustment based on each party’s respective net cash position but should instead include a mutually acceptable minimum net cash level of each party.

On December 26, 2023, representatives of Goodwin and Akari management met via video conference to discuss the tax and corporate governance implications resulting from the proposed transaction structure set forth in the December 11 draft of the Merger Agreement. Later that day, representatives of each of Goodwin and DLA Piper corresponded with each other regarding certain due diligence matters as well as feedback from the Peak Bio Board regarding the proposed transaction structure, including alternative transaction structures involving the acquisition of outstanding Akari ordinary shares and ADSs, which the Akari Board believed would be significantly more complex from a legal and corporate governance perspective and result in a lengthier, more expensive transaction process with less transaction certainty.

On December 27, 2023, representatives of DLA Piper and Peak Bio management met via videoconference to discuss Peak Bio’s outstanding debt and equity instruments and the impact of the same on the proposed exchange ratio as described in the December 11 draft Merger Agreement, after giving effect to the proposed net cash adjustment.

On December 28, 2023, members of Akari management and Peak Bio management spoke via telephone call regarding the transaction structure proposed by the December 11 draft Merger Agreement, including the need to quantify the potential tax liabilities arising from Akari’s proposed structure in order to evaluate the most favorable transaction structure to Peak Bio stockholders and Akari shareholders.

On December 29, 2023, representatives of Goodwin and Akari management spoke via videoconference regarding the proposed transaction structure, potential alternative transaction structures and the tax, corporate governance and risk allocation implications of the same.

Also on December 29, 2023, members of Akari management, upon approval by the Akari Board engaged LW Securities to render an opinion as to the fairness to Akari, from a financial point of view, of the consideration to be paid in the proposed Merger.

On December 30, 2023, representatives of each of Goodwin and DLA Piper met via telephone conference to discuss the proposed transaction structure, potential alternative transaction structures and the tax, corporate governance and risk allocation implications of the same.

On January 2, 2024, members of Peak Bio management prepared an initial analysis of tax impact of the proposed transaction structure and circulated it to members of the Peak Bio Board via e-mail for consideration.

On January 3, 2024, Dr. Huh and Dr. Prudo-Chlebosz met via telephone to discuss current product pipelines of each company and potential future engagement with investors regarding the proposed combined company.

Also on January 3, 2024, Dr. LaMond, Satya Mitra and Mr. Friedman from Peak Bio and representatives of DLA Piper met with River Corporate Advisors LLC (“River Corporate Advisors”) via telephone conference to discuss the proposed transaction with Akari and the delivery of a fairness opinion from River Corporate Advisors to the Peak Bio Board with respect to the exchange ratio implied by the December 11 draft Merger Agreement, including resulting from the potential net cash adjustment.

On January 4, 2024, representatives of DLA Piper met with Dr. Huh, Mr. Friedman, Mr. Neal, Dr. LaMond, David Rosenberg, a former member of the Peak Bio Board and Divya Patel, Peak Bio’s current acting Chief Financial Officer, via videoconference to discuss the proposed transaction structure and the tax analysis prepared by members of Peak Bio management regarding the same.

On January 5, 2024, representatives of DLA Piper and members of Peak Bio management met via videoconference to discuss potential financing options available to Peak Bio. Later that day, Ms. Jacques and Mr. Friedman, a member of the Peak Bio Board, met via teleconference to discuss the timeline for the proposed transaction and any bridge financing required for Peak Bio prior to the closing of the proposed transaction. Ms. Jacques and Dr. Huh met via in person in San Francisco, California to discuss the same.

On January 9, 2024, Ms. Jacques, Dr. Huh, Mr. Friedman, and Mr. Neal met in person in San Francisco, California to continue to discuss the timeline for the proposed transaction.

Also on January 9, 2024, Ms. Jacques, Dr. LaMond, Dr. Huh, Mr. Neal and Mr. Friedman met for dinner during the JP Morgan conference in San Francisco, California.

On January 14, 2024, DLA Piper corresponded with Goodwin indicating that transaction structure proposed by the December 11 draft Merger Agreement had been accepted by Peak Bio in light of the increased complexity, time, expense and transaction risk associated with an alternative non-taxable acquisition structure.

On January 16, 2024, members of the Peak Bio Board met via videoconference to discuss the terms of the December 11 draft Merger Agreement, including in light of Peak Bio’s anticipated net cash position. Representatives of DLA Piper also met via video conference with members of Peak Bio Board to discuss the terms and conditions in the December 11 draft of the Merger Agreement.

On January 17, 2024, representatives of DLA Piper circulated a revised draft of the Merger Agreement to representatives of Goodwin, which draft reflected, among other things, (i) Peak Bio’s expectation that the final exchange ratio would result in a 50/50 post-closing ownership split without regard to the parties’ respective net cash positions, (ii) the removal of the CVR consideration reflected in the November 22 Term Sheet, (iii) the removal of the expense reimbursement obligation in connection with certain terminations of the Merger arising from a party’s pursuit of an alternative transaction and (iv) a narrower definition of the type of transaction that would be prohibited by the non-solicitation obligations of each party, including with respect to pursuit of certain licensing transactions. Later that day, representatives of Goodwin and members of Akari management, including Ms. Jacques and Ms. Bradford-Klug, met via videoconference to discuss the revised draft of the Merger Agreement.

Also on January 17, 2024, members of the Akari Board met via videoconference with Dr. Huh to discuss Peak Bio’s outstanding liabilities and net cash position, as well as the timeline for the proposed transaction.

On January 19, 2024, at the direction of the Akari Board, representatives of Goodwin provided a revised draft of the Merger Agreement on behalf of Akari to representatives of DLA Piper, which draft reflected, among other things, (i) Akari’s continued expectation that the exchange ratio be subject to adjustment based on each party’s respective net cash positions, (ii) the reinsertion of the expense reimbursement obligation in connection with certain terminations of the Merger Agreement arising from a party’s pursuit of an alternative transaction, subject to a cap of $2.0 million, and (iii) the reinsertion of restrictions on certain types of prohibited transactions pursuant to each party’s non-solicitation obligations, including with respect to certain licensing transactions.

On January 22, 2024, representatives of each of Goodwin and DLA Piper met via teleconference regarding the draft Merger Agreement to discuss the open issues in the January 19 draft Merger Agreement prepared by Akari, including regarding the exchange ratio mechanics and net cash adjustment, the scope of each party’s non-solicitation obligations, and the expense reimbursement obligations in connection with certain terminations of the Merger Agreement arising from a party’s pursuit of an alternative transaction.

Also on January 22, 2024, the Peak Bio Board held a meeting via video conference with Dr. Prudo-Chlebosz and Samir Patel, a member of the Akari Board, to discuss the progress on the Merger Agreement, including the potential adjustment to the exchange ratio based on each party’s respective net cash positions, Peak Bio’s progress on their programs and pipeline prioritization, and initial discussions around financing necessary to support the combined company following the closing of the proposed transaction.

On January 24, 2024, members of the Peak Bio Board met via video conference to discuss Akari’s January 19 draft of the Merger Agreement, including the implied economics of the transaction, and overall timing to finalize the Merger Agreement. Pete McCabe, Peak Bio’s former general counsel, was also present at the meeting.

On January 25, 2024, representatives of Goodwin, on behalf of Akari, provided to representatives of DLA Piper an initial draft of the voting and support agreements for each of the Peak Bio Supporting Holders and the Akari Supporting Holders.

Also on January 25, 2024, members of Peak Bio Board met via videoconference to discuss Akari’s January 19 draft of the Merger Agreement. Later that day, representatives of DLA Piper, on behalf of Peak Bio, provided a revised draft of the Merger Agreement to representatives of Goodwin, which draft reflected, among other things, (i) the removal of the adjustment to the exchange ratio based on each party’s respective net cash positions at the closing of the proposed transaction, (ii) a proposed closing condition requiring that the closing net cash position of each party be equal to or greater than negative $8.5 million, (iii) acceptance of the expense reimbursement obligation in connection with certain terminations of the Merger Agreement arising from a party’s pursuit of an alternative transaction, subject to reducing the expense reimbursement cap to $1.0 million (rather than $2.0 million) and (iv) reinsertion of each party’s right to pursue certain licensing or collaboration transactions notwithstanding the non-solicitation obligations under the Merger Agreement and the Closing.

On January 28, 2024, the Akari Board met via videoconference, and representatives of Goodwin attended the meeting. At the meeting, representatives of Goodwin presented to the Akari Board regarding their fiduciary duties with respect to considering and approving the proposed transaction with Peak Bio and provided an overview of the terms of Peak Bio’s January 25 draft of the Merger Agreement.

On January 29, 2024, representatives of DLA Piper and members of Peak Bio management and the Peak Bio Board met via videoconference to discuss the definition of net cash and potential acceptance of an adjustment to the exchange ratio in the proposed Merger Agreement. Later that day, at the direction of the Peak Bio Board, representatives of DLA Piper provided representatives of Goodwin with further revisions to Peak Bio’s January 25 draft of the Merger Agreement, which reflected a partial acceptance of an adjustment to the exchange ratio based on the respective net cash levels of each party, though each party’s net cash for purposes of such adjustment would be measured only against changes in their respective net cash positions as of the signing of the Merger Agreement.

On January 30, 2024, representatives of DLA Piper and members of Peak Bio management and the Peak Bio Board met via videoconference to further discuss the potential transaction between Akari and Peak Bio, including the proposed net cash adjustments in the proposed Merger Agreement and the impact of the same on the calculation of the exchange ratio.

Also on January 30, 2024, representatives of each of Goodwin and DLA Piper met via teleconference to discuss the remaining open issues in the Merger Agreement, including the mechanics of adjustment the exchange ratio for the net cash levels of each party at the closing, whether the parties would be able to solicitate a licensing deal between signing the Merger Agreement and the Closing, the amount of any expense reimbursement in the event of certain terminations of the Merger Agreement in connection with a party’s pursuit of an alternative transaction and the required minimum net cash amounts each party must have in order to consummate the Merger.

On January 31, 2024, representatives of DLA Piper and members of Peak Bio management met via videoconference to discuss Peak Bio’s disclosure letter to the Merger Agreement (the “Peak Disclosure Letter”). On the same day, representatives of Goodwin provided an open issues list to representatives of DLA Piper based on the call between counsel the previous afternoon. Members of each of Akari management and Peak Bio management and representatives of each of Goodwin and DLA Piper met via videoconference to discuss the remaining open issues in the Merger Agreement, including the mechanics for an adjustment to the exchange ratio at closing for the respective net cash levels of each party, whether the parties would be able to solicitate a licensing deal between signing of the Merger Agreement and the Closing, the amount of any expense reimbursement in the event of certain terminations of the Merger Agreement in connection with a party’s pursuit of an alternative transaction and the required minimum net cash amounts each party must have in order to consummate the Merger. Later that day, representatives of Goodwin, on behalf of Akari, provided an initial draft of the Akari Disclosure Letter to the Merger Agreement to representatives of DLA Piper and representatives of DLA Piper, on behalf of Peak Bio, provided an initial draft of the Peak Disclosure Letter to the Merger Agreement to representatives of Goodwin.

Also on January 31, 2024, representatives of DLA Piper and members of the Peak Bio Board met via teleconference to discuss key transaction issues associated with the proposed transaction, including Peak Bio’s bridge financing and conversion mechanics, and overall dilution implications associated with the Merger Agreement.

On February 1, 2024, Dr. Huh and Dr. Prudo-Chlebosz met via teleconference to discuss the status of the proposed transaction and progress of the negotiation of the proposed draft Merger Agreement, including the mechanics for adjusting the exchange ratio based upon each party’s respective net cash levels at closing.

On February 2, 2024, representatives of DLA Piper and members of Peak Bio management and the Peak Bio Board convened a meeting at which they reviewed the open issues on the Merger Agreement, including (i) the proposed adjustment to the exchange ratio at closing for the respective net cash levels of each party and the target net cash levels expected to be used for purposes of the proposed adjustments, (ii) the proposed ability for the parties to be able to solicitate a licensing deal between signing of the Merger Agreement and the Closing and pay a termination fee and (iii) the amount of any expense reimbursement in the event of certain terminations of the Merger Agreement in connection with a party’s pursuit of an alternative transaction.

On February 3, 2024, representatives of DLA Piper and members of the Peak Bio Board met via teleconference regarding the change of control implications for each party of an adjustable exchange ratio based on each party’s net cash levels at the Closing.

On February 4, 2024, members of Akari management, members of Peak Bio management and members of the Peak Bio Board met via video conference to discuss the remaining open issues, including (i) whether the parties could seek a licensing deal in between signing the Merger Agreement and the Closing, (ii) the agreed upon net cash levels required to consummate the Merger and (iii) the mechanics for adjusting the exchange ratio based on such net cash levels. That evening, Dr. Huh, Mr. Friedman, Dr. Prudo-Chlebosz and Ms. Jacques met via teleconference to discuss the proposed post-closing ownership of the combined company based on the exchange ratio mechanics proposed by Peak Bio on January 29, 2024 and each of Peak Bio’s and Akari’s liabilities.

On February 5, 2024, representatives of DLA Piper and members of Peak Bio management and Peak Bio Board met via videoconference to discuss the definition of net cash and the related adjustment mechanics regarding the exchange ratio in the Merger Agreement as proposed in Peak Bio’s January 29 revisions to the Merger Agreement. Follow-up discussions were held with representatives of DLA Piper and members of the Peak Bio Board, including, among other things, matters regarding Peak Bio’s bridge financing in anticipation of a potential transaction and the impact of the proposed conversion mechanics on the calculation of the exchange ratio.

On February 6, 2024, representatives of Goodwin, on behalf of Akari, provided a revised draft of certain portions of the Merger Agreement related to the net cash adjustment and exchange ratio mechanics, which reflected, among other things, that each party will have the same net cash target level and the exchange ratio will be adjusted equitably based on each party’s respective net cash position at the closing and (ii) in no event will the exchange ratio be adjusted based on net cash levels such that the post-closing ownership in the combined company of existing Akari shareholders or existing Peak Bio stockholders shall not be less than 20% of the fully diluted equity value of the combined company.

Later on February 6, 2024, representatives of DLA Piper and members of the Peak Bio Board met via video conference to discuss the net cash definition and the impact of the proposed changes to the calculation of the exchange ratio. Later that day, representatives of DLA Piper and members Peak Bio management met via video conference to review the Akari Disclosure Letter.

Also on February 6, 2024, representatives of DLA Piper, on behalf of Peak Bio, provided revised drafts of the voting and support agreements to representatives of Goodwin.

On February 7, 2024, representatives of DLA Piper, on behalf of Peak Bio, provided a revised draft of certain portions of the Merger Agreement related to the net cash adjustment and exchange ratio mechanics, which reflected, among other things, (i) agreement that each party would have the same net cash target for purposes of calculating the adjustment to the exchange ratio and (ii) each party’s net cash will include non-dilutive cash to be received (but not yet received as of the Closing) by a party based on a letter of intent or term sheet regarding a licensing, collaboration or similar arrangement, whether or not such transaction has been consummated as of the closing of the business combination between Akari and Peak Bio.

Later on February 7, 2024, Dr. Huh and Dr. Prudo-Chlebosz met by telephone and discussed various outstanding matters relating to the draft Merger Agreement, including, among other things, the impact of the mechanics related to adjusting the exchange ratio for each party’s net cash levels at the closing of the proposed transaction and the proposed definition of net cash, along with the non-solicitation obligations of each party in the proposed Merger Agreement as they related to licensing, collaboration, or similar arrangements. Also on February 7, Representatives of Goodwin, on behalf of Akari, provided revisions to the form of voting and support agreement to representatives of DLA Piper.

Later on February 7, 2024, representatives of DLA Piper and members of the Peak Bio Board met via videoconference to discuss the Peak Disclosure Letter.

On February 8, 2024, representatives of DLA Piper, on behalf of Peak Bio, provided revisions to the Peak Disclosure Letter to representatives of Goodwin.

Also on February 8, 2024, representatives of DLA Piper and members of the Peak Bio Board and Peak Bio management met via videoconference to discuss, among other things, the impact of the proposed net cash adjustment and exchange ratio mechanics, including in light of Peak Bio’s outstanding convertible notes.

On February 9, 2024, representatives of DLA Piper, on behalf of Peak Bio, provided a further revised draft of the Merger Agreement to representatives of Goodwin, which draft reflected, among other things, (i) an exchange ratio mechanic that allowed for a floating exchange ratio based on the relative net cash positions of each party at the closing, provided that in the case of Peak Bio, the adjustment would be measured in either direction based on incrementally higher percentages of the amount by which Peak Bio’s closing net cash exceeds zero or is less than a minimum net cash target of negative $6,000,000 and (ii) that each party’s non-solicitation obligations will not prohibit either party from entering into a licensing, collaboration or similar arrangement but that such arrangement could constitute a superior proposal under the Merger Agreement, such that such transaction could give rise to payment of a termination fee and/or expense reimbursement to the other party under certain circumstances in connection with a termination of the Merger Agreement.

Also on February 9, 2024, representatives of Goodwin, on behalf of Akari, provided to DLA Piper with a revised proposal for the calculation of the exchange ratio, which proposal reflected a negative adjustment to each party’s relative portion of post-closing ownership of the combined company of 4.0% for each $1,000,000 by which a party’s closing net cash level is less than a mutual negative net cash target of negative $6,000,000 and a positive adjustment of 2.0% for each $1,000,000 by which such party’s closing net cash level exceeds zero, with no adjustment to such party’s relative portion of the post-closing ownership of the combined company if its closing net cash position falls between negative $6,000,000 and zero.

On February 10, 2024, representatives of Goodwin, on behalf of Akari, provided revisions to the Akari Disclosure Letter and Peak Disclosure Letter to representatives of DLA Piper.

On February 12, 2024, representatives of DLA Piper and members of Peak Bio management met via videoconference to discuss the Peak Disclosure Letter. Later that day, representatives of DLA Piper and members of the Peak Bio Board corresponded via email regarding Akari’s proposed exchange ratio mechanics and the impact of the same based on potential fluctuations in net cash levels of Peak Bio at the closing of the proposed transaction.

On February 13, 2024, representatives of DLA Piper and members of the Peak Bio Board met via videoconference to further discuss the impact of Akari’s proposed exchange ratio mechanics, including the impact of Peak Bio’s outstanding equity awards and other convertible securities. Representatives of DLA Piper and members of Peak Bio management corresponded regarding updates to each of the Akari Disclosure Letter and Peak Disclosure Letter and continued to discuss the impact of Akari’s proposed exchange ratio mechanics.

Also on February 13, 2024, representatives of DLA Piper, on behalf of Peak Bio, provided revisions to the Akari Disclosure Letter and Peak Disclosure Letter to representatives of Goodwin.

On February 14, 2024, representatives of DLA Piper and members of Peak Bio Board met via videoconference to review the impact of various scenarios to Peak’s equityholders under the exchange ratio mechanics proposed by Akari on February 9, 2024.

Later on February 14, 2024, representatives of DLA Piper, on behalf of Peak Bio, communicated to representatives of Goodwin that Peak Bio would be willing to accept the exchange ratio mechanics proposed by Akari on February 9, provided, among other things, that the adjustment to each party’s relative portion of the post-closing ownership of the combined company should be measured in 1.0% increments instead of 4.0% increments.

On February 15, 2024, representatives of each of DLA Piper and Goodwin, at the direction Peak Bio and Akari, respectively, agreed to the exchange ratio mechanics to be reflected in the Merger Agreement as discussed between Goodwin and DLA Piper on February 14, 2024, subject to agreement on the calculation of net cash as set forth in the draft Merger Agreement.

On February 16, 2024, representatives of Goodwin, on behalf of Akari, circulated to representatives of DLA Piper, on behalf of Peak Bio, a revised draft of the Merger Agreement, which reflected, among other things, (i) the agreed upon exchange ratio mechanics, provided that the definition of net cash would only include non-dilutive licensing or collaboration revenue actually received by a party as of the closing of the proposed transaction, (ii) the inclusion of a mechanic providing for the issuance of additional shares to either party’s pre-closing equityholders to reflect a pro forma adjustment to the exchange ratio if either party receives non-dilutive revenue with respect to a licensing, collaboration or similar arrangement within 90 days of closing of the proposed transaction, (iii) a lower minimum net cash closing condition, such that as a condition to the closing of the proposed transaction, the net cash of each party at closing will be equal to or greater than negative $10 million instead of negative $8.5 million; and (iv) acceptance of Peak Bio’s proposal with respect to licensing, collaboration or similar arrangements under the non-solicitation and termination provisions of the Merger Agreement.

On February 16, 2024, representatives of DLA Piper and members of Peak Bio management met via teleconference to review and discuss the latest draft of the Akari Disclosure Letter. On the same day, representatives of DLA Piper corresponded via email with members of the Peak Bio Board on open issues raised by Akari’s February 15 draft of the Merger Agreement.

Also on February 16, 2024, representatives of Goodwin, on behalf of Akari, provided revisions to the Peak Disclosure Letter and the Merger Agreement to representatives of DLA Piper, and representatives of DLA Piper, on behalf of Peak Bio, provided revisions to the Akari Disclosure Letter to representatives of Goodwin.

On February 18, 2024, representatives of DLA Piper and members of the Peak Bio Board and Peak Bio management met via videoconference to further discuss open issues raised by Akari’s February 16 draft of the Merger Agreement, as well as matters related to the governance of the combined company following the Closing and the interim operating covenants to which Peak Bio would be subject between signing of the Merger Agreement the Closing.

On February 19, 2024, representatives of DLA Piper, on behalf of Peak Bio, provided an issues list to representatives of Goodwin in response to Akari’s February 16 draft of the Merger Agreement. The issues list shared by representatives of DLA Piper provided, among other things, (i) that the Merger Agreement should not include a minimum net cash level as a closing condition to the Merger Agreement in light of the agreement of the net cash adjustment mechanics and corresponding impact on the anticipated exchange ratio, (ii) that the 90 day period described in the proposed post-closing adjustment to the exchange ratio should be increased to 120 days and (iii) that the expense reimbursement cap in connection with certain terminations of the Merger Agreement arising from a party’s pursuit of an alternative transaction should be decreased to $1.0 million.

On February 20, 2024, representatives of Goodwin, on behalf of Akari, provided to representatives of DLA Piper, on behalf of Peak Bio, written responses to the issues list shared by DLA Piper on February 19, 2024, which responses reflected, among other things, (i) reversion to Akari’s proposed expense reimbursement cap of $1.5 million in connection with certain terminations of the Merger Agreement arising from a party’s pursuit of an alternative transaction and (ii) Akari’s position that the Merger Agreement must include a minimum net cash closing condition.

On February 21, 2024, representatives of DLA Piper and members of the Peak Bio Board and Peak Bio management met via videoconference to discuss Akari’s February 20th responses to Peak Bio’s February 19 issues list.

On February 22, 2024, representatives of each of DLA Piper and Goodwin, at the direction Peak Bio and Akari, respectively, agreed to the final form of voting and support agreement for each of the Peak Bio Supporting Holders and Akari Supporting Holders to execute.

Also on February 22, 2024, representatives of DLA Piper, on behalf of Peak Bio, provided to representatives of Goodwin a revised issues list based on the responses sent by representatives of Goodwin on February 20, 2024. The revised issues list reflected, among other things, (i) acceptance of Akari’s proposed expense reimbursement cap of $1.5 million and (ii) acceptance of a minimum net cash condition, subject to agreement on appropriate amount.

Also on February 22, 2024, Dr. Prudo-Chlebosz and Dr. Huh spoke by telephone, agreeing that progress had been made on the outstanding issues in the draft Merger Agreement and that, as a result, the Merger Agreement was close to finalization and it would be timely for each of the Akari Board and the Peak Bio Board to meet independently to resolve the remaining outstanding items amongst themselves and then arrange for a joint meeting of the Peak Bio Board and the Akari Board, together with respective legal representation to finalize the remaining open issues in the Merger Agreement.

On February 23, 2024, representatives of DLA Piper met via videoconference with members of the Peak Bio Board and Peak Bio management to discuss the minimum net cash closing condition in the Merger Agreement, and the Peak Bio Board directed DLA Piper to notify representatives of Goodwin, on behalf of Akari, that the minimum net cash level of each party required to close the Merger should be negative $15.0 million. Later that day, representatives of DLA Piper corresponded with members of Peak Bio management regarding open issues in the Akari Disclosure Letter.

Also on February 23, 2024, representatives of DLA Piper, on behalf of Peak Bio, provided a further updated issues list to representatives of Goodwin. The issues list provided, among other things, Peak Bio’s proposal that the minimum net cash level of each party required to close the Merger would be negative $15.0 million.

On February 24, 2024, the Akari Board met via videoconference, and representatives of Goodwin were in attendance. The Akari Board discussed the remaining open issues related to the Merger Agreement, including the proposed minimum net cash level of negative $15.0 million proposed by Peak Bio.

On February 25, 2024, members of the Akari Board and members of Akari management met via videoconference with members of the Peak Bio Board and members of Peak Bio management. Representatives of each of Goodwin and DLA Piper were in attendance at the meeting. At the meeting, the parties discussed remaining open issues in the Merger Agreement, including the proposed $15.0 million negative net cash condition proposed by Peak Bio, which the Akari Board viewed as too low a threshold, and matters related to post-closing governance matters and certain interim operating covenants.

Also on February 25, 2024, representatives of DLA Piper, on behalf of Peak Bio, provided a revised draft of the Akari Disclosure Letter, the Peak Disclosure Letter and the Merger Agreement to representatives of Goodwin.

On February 26, 2024, representatives of DLA Piper and members of the Peak Bio Board met via videoconference to discuss DLA Piper’s proposed revisions to the draft of the Merger Agreement. Later that day, representatives of DLA Piper, on behalf of Peak Bio, provided a further updated draft of the Merger Agreement to representatives of Goodwin, which reflected the items agreed between the parties during the exchange of written issues lists as well as a proposed minimum net cash condition of negative $13.5 million.

On February 27, 2024, representatives of Goodwin, on behalf of Akari, provided revisions to the Akari Disclosure Letter and Peak Disclosure Letter to representatives of DLA Piper. On the same day, the Akari Board met via videoconference and representatives of Goodwin were in attendance. The Akari Board discussed the remaining open items in the Merger Agreement, including the proposed negative $13.5 million minimum net cash condition set forth in the Merger Agreement.

Also on February 27, 2024 and on February 28, 2024, representatives of DLA Piper and members of the Peak Bio Board met via videoconference to further discuss the revisions to the Merger Agreement that representatives of DLA Piper, on behalf of Peak Bio, shared with representatives of Goodwin on February 26, 2024, specifically with respect to the interim operating covenants for each party and certain projected costs included in each party’s net cash levels based on the definition of net cash set forth in the draft Merger Agreement.

Also on February 28, 2024, representatives of DLA Piper, on behalf of Peak Bio, provided revisions to the Akari Disclosure Letter and Peak Disclosure Letter to representatives of Goodwin.

On February 29, 2024, members of Peak Bio management and representatives of DLA Piper met with River Corporate Advisors via telephone conference to discuss the latest updates to the Merger Agreement and the fairness opinion to be delivered by River Corporate Advisors to the Peak Bio Board regarding the Per Share Merger Consideration. On the same day, representatives of Goodwin, on behalf of Akari, provided revisions to the Merger Agreement, Akari Disclosure Letter and Peak Disclosure Letter to representatives of DLA Piper. The revisions to the Merger Agreement reflected certain changes to the definition of net cash, including a decrease in the limit on severance costs to be incurred by Peak Bio.

On March 1, 2024, representatives of DLA Piper and members of Peak Bio management met via videoconference to discuss the Peak Disclosure Letter. On the same day, members of the Peak Bio Board met via teleconference to discuss the Merger Agreement and finalized the definition of net cash, including the costs of severance to be included in such definition. The Peak Bio Board also discussed timing for a call with River Corporate Advisors to discuss the fairness opinion to be delivered by River Corporate Advisors. Additionally, representatives of DLA Piper, on behalf of Peak Bio, provided revisions to the Merger Agreement, Akari Disclosure Letter and Peak Disclosure Letter to representatives of Goodwin. The revisions to the Merger Agreement reflected an increase in the limit on severance costs to be incurred by Peak Bio.

Also on March 1, 2024, representatives of Goodwin, on behalf of Akari, provided revisions to the Akari Disclosure Letter and Peak Disclosure Letter to representatives of DLA Piper. On the same day, Dr. Huh and Dr. Prudo-Chlebosz met by telephone, during which they discussed that while there remained some minor issues to resolve in the draft Merger Agreement, Akari and Peak Bio were in a position to finalize the terms of, and subsequently execute, the Merger Agreement and that Akari will announce the execution of the Merger Agreement in a press release shortly thereafter.

On March 2, 2024, representatives of DLA Piper, on behalf of Peak Bio, provided revisions to the Peak Disclosure Letter to representatives of Goodwin.

On March 3, 2024, the Akari Board met via videoconference, and representatives of each of Goodwin and LW participated. During the meeting, the LW Securities representatives reviewed LW Securities’ financial analysis of the proposed transaction with the Akari Board and following discussion orally delivered LW Securities’ opinion (which was subsequently confirmed in writing) that, based upon and subject to the assumptions, factors, qualifications and limitations set forth in the written opinion described in the section of this Joint Proxy Statement/Prospectus titled “The Merger—Opinion of Akari’s Financial Advisor”, as of March 3, 2024, the Per Share Merger Consideration was fair, from a financial point of view, to the holders of Akari Ordinary Shares (including holders of Akari ADSs). For a detailed discussion of LW Securities’ opinion, please see the section of this Joint Proxy Statement/Prospectus entitled “The Merger—Opinion of Akari’s Financial Advisor”. After further discussion and taking into account the considerations discussed in the section entitled “The Merger—Akari’s Reasons for the Merger; Recommendation of the Akari Board,” the Akari Board unanimously (i) determined that the terms of the merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Akari’s shareholders as a whole, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, (iii) resolved, subject to the terms of the Merger Agreement, to recommend that the Akari shareholders approve (A) authorization of the Akari Board to allot all Akari ordinary shares to be issued in connection with the Merger, (B) the issuance of Akari ordinary shares represented by Akari ADSs in connection with the Merger and (C) the designation of Hoyoung Huh, Md, PhD as the non-executive chairman of the Akari Board, contingent upon and effective as of the Effective Time and (iv) directed that the allotment and issuance of Akari Ordinary Shares represented by Akari ADSs in connection with the Merger and the Chairman Appointment Proposal be submitted to the Akari shareholders for approval.

On March 3, 2024, the Peak Bio Board met via videoconference, and representatives of each of DLA Piper and River Corporate Advisors participated. During the meeting, River Corporate Advisors reviewed its financial analysis of the proposed transaction with the Peak Bio Board and following discussion delivered its opinion (which was subsequently confirmed in writing) that, as of March 3, 3024, the proposed transaction is fair from a financial point of view to Peak Bio. For a detailed discussion of the opinion provided by River Corporate Advisors, please see the section entitled “—Opinion of Peak’s Financial Advisor—River Corporate Advisors”. After further discussion and taking into account the considerations discussed in the section entitled “—Peak’s Reasons for the Merger; Recommendation of the Peak Bio Board,” the Peak Bio Board unanimously (i) determined that the Merger Agreement and the t transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of Peak Bio and Peak Bio stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iii) subject to the terms of the Merger Agreement, resolved to recommend that the Peak Bio stockholders adopt the Merger Agreement.

Also on March 3, 2024, representatives of Goodwin, on behalf of Akari, provided minor revisions to the Merger Agreement to representatives of DLA Piper. Later that day, representatives of DLA Piper, on behalf of Peak Bio, provided additional minor revisions to the Merger Agreement to representatives of Goodwin. Later that evening, representatives of Goodwin, on behalf of Akari, provided clean up changes to the Merger Agreement and the Akari Disclosure Letter to representatives of DLA Piper. Later that evening, representatives of DLA Piper, on behalf of Peak Bio, provided an agreed upon final draft of the Merger Agreement to representatives of Goodwin.

On March 4, 2024, each of Akari and Peak Bio executed the Merger Agreement, and each of the Akari Supporting Holders and the Peak Bio Supporting Holders executed the relevant voting and support agreement.

Peak Bio’s Reasons for the Merger; Recommendation of the Peak Bio Board

The Peak Bio Board held a meeting on March 3, 2024, at which the Peak Bio Board unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of Peak Bio and its stockholders; (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger; and (iii) subject to the terms and conditions of the Merger Agreement, resolved to recommend that the Peak Bio stockholders adopt the Merger Agreement (the “Peak Bio Recommendation”).

In evaluating the Merger, the Peak Bio Board consulted with Peak Bio’s management and legal and financial advisors and, in reaching its determinations, the Peak Bio Board considered a number of factors, including the following material factors (not necessarily in order of importance) which they viewed as supporting its unanimous decision to approve the Merger Agreement:

Benefits of a Combination with Akari

•

Exchange Ratio. The Exchange Ratio will not be adjusted based on the market price of Akari Ordinary Shares, which affords Peak Bio stockholders the opportunity to benefit from any potential appreciation in the value of Akari Ordinary Shares after the announcement of the Merger. The initial Exchange Ratio is determined based on a post-closing 50% ownership split between Peak Bio Stock & Note Holders and Akari shareholders and then adjusted based on Peak Bio and Akari’s respective Net Cash positions, with each party receiving a negative adjustment to the extent such party’s Net Cash is less than negative $6,000,000 and a positive adjustment to the extent such party’s closing Net Cash exceeds zero. The Exchange Ratio and adjustment mechanics resulted from extensive negotiation between the parties and, as a result, the Peak Bio Board believes that the Exchange Ratio and adjustment mechanics represented the highest value that Peak Bio could obtain from Akari;

•

Influence over Business Decisions. The combined company board will consist of at least one member of the current Peak Bio Board, providing a Peak Bio representative with influence over the policies and governance of the combined company and its product portfolio and pipeline and subject to approval of the Chairman Appointment Proposal by the Akari shareholders, Dr. Huh will serve as chairman of the Akari Board following the Closing; and

•

Potential Stockholder Value in Light of Available Alternatives. The Peak Bio Board, with the assistance of the Peak Bio Board transaction committee and Peak Bio’s management and legal and financial advisors, reviewed potential strategic alternatives for Peak Bio in light of its current and projected financial position and results of operations, the challenges it faces in growing its core business operations as a stand-alone company (including its projected need to raise additional capital in the near term), and its historical and projected ability to execute on its long-term standalone plan, in order to identify the course of action that would, in the Peak Bio Board’s opinion, create the most value for Peak Bio stockholders. The Peak Bio Board believes that the Merger preserves cash resources of the combined company, allowing Peak Bio stockholders an opportunity to share in the future value of the combined company. The Peak Bio Board believes, after such review of potential strategic alternatives and Peak Bio’s prospects and challenges as a stand-alone company, that the Merger with Akari is a superior alternative to the other alternatives available to Peak Bio, including remaining a stand-alone public company, considering the potential stockholder value that might result from such alternatives, the feasibility of such alternatives and the risks and uncertainties associated with pursuing such alternatives relative to the merger with Akari.

Risks Related to Remaining as a Stand-Alone Company

•

The belief of the Peak Bio Board that the combined company is more valuable to Peak Bio’s stockholders than Peak Bio’s value as an independent, standalone public company, after accounting for the risks and uncertainties associated with achieving and executing upon Peak Bio’s business and financial plans in the short- and long- term as a standalone company. The Peak Bio Board reviewed Peak Bio’s business, operations, assets, operating results, financial condition, prospects, business strategy, competitive position, and industry, including the potential impact (which cannot be quantified numerically) of those factors on the trading price of Peak Bio Common Stock, to assess the prospects and risks associated with remaining an independent, stand-alone public company, including:

•

the risks associated with the unproven, early-stage nature of Peak Bio’s product candidates, which may not be successfully developed into products that are marketed and sold, and the development of Peak Bio’s product pipeline, including the initiation and completion of planned preclinical studies and clinical trials, delays or failures to obtain or make applicable regulatory filings and approvals, the uncertainty of FDA approval for Peak Bio’s product candidates and the risk that Peak Bio’s ongoing product development activities are not successful; the costs that Peak Bio would be required to incur to commercialize its product candidates on a stand-alone basis, if its preclinical studies and clinical trials are successful and FDA approval is received; capital requirements forecasted to achieve profitability, the uncertainty of availability of adequate capital to Peak Bio on reasonable terms for Peak Bio to effectively launch its product candidates, if approved, independently, and the significant dilution to existing stockholders that would likely result from future fundraising at Peak Bio; uncertainty regarding future pricing for Peak Bio’s product candidates for the indications currently being considered and uncertainty regarding the availability of, level of, or restrictions related to reimbursement from insurance companies and government payors;

•

potential future competition, including from larger and better-funded companies that might have competitive advantages from their broader commercial scope and their ability to benefit from economies of scale;

•

the risks inherent in the biotechnology industry and, in light of the regulatory, financial and competitive challenges facing industry participants, the belief of the Peak Bio Board that the combined company following the Merger would be better positioned to meet these challenges if the expected strategic and financial benefits of the transaction were fully realized;

•	the risks inherent in operating a preclinical-stage company with a limited product pipeline; and

•	the risks of failure of Peak Bio’s ongoing preclinical studies or any clinical trials.

The Prospects of the Combined Company

•

The belief of the Peak Bio Board that the Merger and the Exchange Ratio will provide existing Peak Bio stockholders a significant opportunity to participate in the potential growth of the combined company following the Merger. The Peak Bio Board considered the judgment, advice and analysis of Peak Bio’s management with respect to the potential strategic, financial and operational benefits of the Merger (which judgment, advice and analysis was informed in part on the business, technical, financial, accounting and legal due diligence investigation performed with respect to Akari), including:

•	the fact that the Merger will create a combined company with the opportunity to become a leading ADC company; and

•	the fact that the Merger will create a combined company on a national exchange which will enhance the ability to fund the combined company’s product portfolio pipeline.

Terms of the Merger Agreement

•

As more fully described in the section titled “The Merger Agreement,” the Peak Bio Board, together with Peak Bio’s legal counsel, carefully reviewed the structure of the proposed Merger and the other terms of the Merger Agreement, including but not limited to:

•

the calculation of the Exchange Ratio, including the definition of Net Cash, taking into consideration estimates of the resulting Exchange Ratio based upon the estimated closing Net Cash of Peak Bio expected to be held by Peak Bio upon completion of the Merger;

•

that Peak Bio and Akari have agreed to use their respective commercially reasonable efforts to complete the Merger and, if applicable, obtain the consents and approvals required under applicable antitrust laws;

•

the right of the Peak Bio Board to respond to unsolicited acquisition proposals, and certain reasonably unforeseeable events or developments, by changing or withdrawing its recommendation to Peak Bio’s stockholders with respect to the adoption of the Merger Agreement, generally subject to the payment to Akari of the termination fee of $300,000 and expense reimbursements of up to $1.5 million if the Merger Agreement is terminated after such a change or withdrawal of such recommendation;

•

the fact that the deal protections set forth in the Merger Agreement do not preclude a third party from making an acquisition proposal that is superior to the terms of the Merger Agreement, including the reasonableness of the size of the termination fee and the related termination rights of the parties;

•

the limited number and nature of the conditions to Akari’s obligation to consummate the Merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the Merger will be consummated by the End Date under the Merger Agreement; and

•	the Peak Bio Voting Agreements, pursuant to which the Peak Bio Supporting Holders have agreed, solely in their capacity as stockholders of Peak Bio, to vote all of their shares of Peak Bio

Common Stock in favor of the adoption of the Merger Agreement; and the belief that the terms of the Merger Agreement, including the parties’ representations, warranties, covenants and the conditions to their respective obligations, are reasonable under the circumstances.

In the course of its deliberations, the Peak Bio Board also considered various risks and countervailing factors associated with the Merger and the entry into the Merger Agreement, including, the following:

•

the termination fee payable upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential business combination counterparties from proposing an alternative acquisition that may be more advantageous to Peak Bio stockholders;

•	the substantial expenses to be incurred by Peak Bio in connection with the Merger and the time and effort of Peak Bio’s management team that would be required to complete the Merger;

•

the prohibition on Peak Bio to solicit alternative acquisition proposals during the pendency of the Merger and limitations on the Peak Bio Board to change its recommendation in favor of the Mergers and the Merger Proposal and Adjournment Proposal;

•	the possible volatility in the trading price of Peak Bio Common Stock resulting from the announcement, pendency or completion of the Merger;

•	the risk that the potential benefits of the Merger may not be fully achieved or achieved at all, or may not be achieved within the expected timeframe;

•

the risk that, while the Merger is expected to be completed, there is no assurance that all of the conditions to the parties’ obligations to complete the Merger will not be satisfied or waived, and the risk that the Merger may not be completed in a timely manner at all;

•

the fact that the representations and warranties in the Merger Agreement do not survive the closing of the Merger, and the potential risk of liabilities that might arise following the closing of the Merger;

•	the potential effects of the public announcement of the Merger or the failure to complete the Merger on the reputation of Peak Bio;

•	the risks and costs of stockholder or third-party litigation relating to the Merger;

•

the possibility that Peak Bio’s closing Net Cash may be lower at the closing of the Merger than initially anticipated, which would have the potential effect of reducing the ownership percentage of Peak Bio stockholders in the combined company;

•	the risk that the future financial performance of the combined company may not meet the Peak Bio Board’s expectations, due to factors both within and outside of the combined company’s control;

•

the risk that future sales of Akari Ordinary Shares or ADSs by existing Akari shareholders could cause the trading prices thereof to fall, thus reducing the potential value of the Akari equity securities received by Peak Bio stockholders in the Merger;

•

that the strategic direction of the combined company following the completion of the Mergers will be determined by a board of directors of which the members of the current Peak Bio Board will comprise a minority;

•

the risk of disputes concerning each party’s respective net cash position around the time of the closing of the transaction, including disputes concerning the calculation of each party’s net cash position and the items to be included or excluded from such calculation;

•

the risk that the PIPE Investment may not be consummated or may not result in sufficient aggregate net proceeds despite the parties’ respective efforts, such that the PIPE Investment condition to the parties’ obligations to complete the Merger may not be satisfied and the Merger may not be completed;

•	risks related to each of Akari’s and Peak Bio’s non-US business operations, including foreign governance and compliance requirements;

•	the scientific, technical, regulatory and other risks and uncertainties associated with the development and commercialization of Akari’s product candidates; and

•	various other risks associated with Akari and the Merger, including those described in the section of this Joint Proxy Statement/Prospectus tilted “Risk Factors”.

In its deliberations, the Peak Bio Board also considered the opinion of RCA, dated March 3, 2024, to the Peak Bio Board as to the fairness, from a financial point of view and as of the date of such opinion, to holders of Peak Bio Common Stock of the Merger Consideration provided for pursuant to the Merger Agreement, which opinion was based on and subject to the various assumptions, factors, qualifications and limitations on the review undertaken by RCA set forth in such opinion as more fully described under the heading “The Merger - Opinion of Peak Bio’s Financial Advisor”.

The foregoing discussion of factors considered by the Peak Bio Board is not intended to be exhaustive, but rather includes material factors considered by the Peak Bio Board. In reaching its decision to approve the Merger Agreement, the Peak Bio Board did not quantify or assign relative weights to the factors considered, and individual directors may have given different weights to different factors. The Peak Bio Board considered all of the factors set forth above as a whole, and overall concluded the factors to be favorable and supportive of the determination of the Peak Bio Board.

The foregoing discussion of the information and factors considered by the Peak Bio Board in approving the Merger Agreement is forward-looking in nature. This information should be read in light of the factors discussed in the section of this Joint Proxy Statement/Prospectus titled “Cautionary Statement Regarding Forward-Looking Statements.”

Akari’s Reasons for the Merger; Recommendation of the Akari Board

The Akari Board held a meeting on March 3, 2024, at which the Akari Board: unanimously (i) determined that the terms of the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Akari’s shareholders as a whole, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, (iii) resolved, subject to the terms of the Merger Agreement, to recommend that the Akari shareholders approve (A) the authorization of the Akari Board to allot all Akari Ordinary Shares to be issued in connection with the Merger, (B) the issuance of Akari Ordinary Shares represented by Akari ADSs in connection with the Merger and (C) the designation of Hoyoung Huh, M.D., Ph.D as the non-executive chairman of the Akari Board, contingent upon and effective as of the Effective Time (clause (iii), the “Akari Recommendation”) and (iv) directed that the allotment and issuance of Akari Ordinary Shares represented by Akari ADSs in connection with the Merger and the Chairman Appointment Proposal be submitted to the Akari shareholders for approval.

ACCORDINGLY, THE AKARI BOARD UNANIMOUSLY RECOMMENDS THAT AKARI SHAREHOLDERS VOTE “FOR” THE MERGER ALLOTMENT PROPOSAL, “FOR” THE SHARE ISSUANCE PROPOSAL AND “FOR” THE CHAIRMAN APPOINTMENT PROPOSAL.

In evaluating the Merger, the Akari Board consulted with Akari’s management and legal and financial advisors and, in reaching its determination that the terms of the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Akari’s shareholders as a whole, the Akari Board reviewed, evaluated and considered a number of factors, including the following material factors (not necessarily in order of importance), which they viewed as supporting its decision to approve the Merger Agreement and the transactions contemplated thereby, including the authorization of the allotment and issuance of Akari Ordinary Shares represented by Akari ADSs:

•	Strategic Benefits of a Merger with Peak Bio

•

The expectation that the combined company will feature a robust antibody drug conjugate toolkit with novel payload and linker technologies and by combining chemotherapy with immunotherapy strategies, the combined company will develop cutting-edge solutions for cancer patients;

•

The belief that the combination with Peak Bio will create an expanded pipeline of assets spanning early and late development stages with the addition of Peak Bio’s Phase 2-ready PHP-303 program targeting alpha-1 antitrypsin deficiency;

•

The expectation that the combined company will have greater expertise and technology access, which will allow Akari to accelerate innovation and sustain investment in rapid product innovation and introduction;

•

The expectation that the combined company will have increased financial resources and flexibility as a result of the Merger, even after taking into account transaction-related expenses, to realize the full potential of its product candidate portfolio;

•	The Akari Board’s consideration of the expected cash balances of the combined company as of the closing of the Merger resulting from the expected gross proceeds from the PIPE Investment;

•

The expectation that the Merger will result in meaningful synergies by combining key assets, personnel, capabilities and intellectual property, as well as ongoing access to world-leading scientific and clinical collaborators, which is expected to deliver long-term value for shareholders of the combined company;

•

The challenges facing Akari if it were to continue on a standalone basis, including its limited ability to pursue viable business development opportunities in light of its cash position, its ability to attract key management candidates and its ability to obtain additional capital on reasonable terms, if at all;

•

The expectation that the Merger will result in greater value to Akari shareholders than the value that could be expected to be generated from various other strategic alternatives available to Akari; and

•

The expectation that the complementary nature of the businesses of Akari and Peak Bio will allow for a successful integration of the two companies, and enhance the combined company’s future opportunity and flexibility.

•	Transaction Terms

•

The calculation of the Exchange Ratio, including the definition of Net Cash, taking into consideration estimates of the resulting Exchange Ratio based upon the estimated Net Cash expected to be held by Akari and Peak Bio respectively upon completion of the Merger, and the fact that the valuation of Akari under the Merger Agreement would be reduced only to the extent that Akari’s Net Cash is less than negative $6 million or Peak Bio’s Net Cash is greater than zero, and that the valuation of Akari under the Merger Agreement would be increased to the extent Akari’s Net Cash is greater than zero or Peak Bio’s Net Cash is less than negative $6 million;

•	The fact that the calculation of the Exchange Ratio will not be adjusted based on the market price of Akari ADSs or Peak Bio Common Stock;

•

The limited number and nature of the conditions to Peak Bio’s obligation to consummate the Merger and the limited risk of non-satisfaction of such conditions, as well as the likelihood that the Merger will be consummated by the End Date under the Merger Agreement;

•

The Voting Agreements, pursuant to which the Akari Supporting Holders and Peak Bio Supporting Holders have agreed, solely in their capacity as shareholders of Akari and stockholders of Peak Bio, respectively, to vote their shares in accordance with the recommendation of the respective boards as of the time of the Akari shareholders’ meeting and Peak Bio’s stockholders’ meeting, as applicable;

•

The belief that the terms of the Merger Agreement, including the parties’ representations, warranties, covenants and the conditions to their respective obligations, are reasonable under the circumstances;

•

The fact that there are restrictions in the Merger Agreement on Peak Bio’s ability to solicit competing acquisition proposals to acquire it and to entertain other acquisition proposals, unless certain conditions are satisfied;

•	The fact that the Merger Agreement contains restrictions on Peak Bio’s conduct of business prior to the completion of the Merger;

•

The fact that, because holders of outstanding Akari Ordinary Shares (including those represented by Akari ADSs) as of immediately prior to the completion of the Merger are expected to hold approximately 52% of the outstanding Akari Ordinary Shares (including those represented by Akari ADSs) immediately after completion of the Merger, Akari shareholders will have the opportunity to participate in the future performance of the combined company;

•

The Akari Board’s belief that, while the consummation of the Merger is subject to the satisfaction of various conditions, such conditions are likely to be satisfied, in each case, without a material adverse impact on the respective businesses of Akari, Peak Bio or the combined company;

•

The fact that, while Akari is obligated to use its commercially reasonable efforts to complete the Merger, such efforts standard does not obligate Akari to, or agree to, sell, divest or otherwise dispose of, hold separate, enter into any license or similar agreement with respect to, or restrict the ownership or operation of, any assets or businesses of Peak Bio or any of its subsidiaries or of Akari or any of its affiliates or subsidiaries;

•

The fact that Peak Bio is required to pay a termination fee of $300,000 plus reimburse certain legal fees and expenses incurred by Akari in connection with the transactions contemplated by the Merger Agreement up to $1.5 million if the Merger Agreement is terminated under certain circumstances described under “The Merger Agreement—Termination Fee”;

•

The fact that the Merger Agreement permits Akari, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals prior to the time that Akari shareholders approve the Merger;

•

The fact that the Merger Agreement permits the Akari Board, subject to certain conditions, to make an adverse recommendation change to the Akari shareholders if failure to do so would be inconsistent with the Akari directors’ fiduciary duties;

•

The outside date of December 2, 2024 under the Merger Agreement (as more fully described in the section titled “The Merger Agreement - Termination Rights”), which is expected to allow for sufficient time to complete the Merger;

•

Akari’s ability, subject to certain conditions and in certain circumstances the payment of a termination fee, to terminate the Merger Agreement, as more fully described under the section titled “The Merger Agreement - Termination Fee”; and

•	The fact that the Exchange Ratio was the result of extensive arm’s-length negotiations between the parties.

•	Other Factors

•	The respective businesses, culture, operations, management, financial condition, earnings and prospects of Akari and Peak Bio;

•	The future prospects of Akari as an independent company, including anticipated earnings over time from Akari’s business, relative to the expected future prospects of the combined company;

•

Trends and technological developments in the pharmaceutical industry, and the Akari Board’s knowledge and understanding of Akari’s business, operations, financial condition, earnings, strategy and future prospects and knowledge and understanding of Peak Bio, taking into account publicly available information regarding Peak Bio;

•	The results of Akari’s due diligence investigations of Peak Bio and the experience of Peak Bio and its management;

•	The recommendation of Akari’s management in support of the transaction;

•	The review by the Akari Board, with the assistance of its legal and financial advisors, of the structure of the Merger and the financial and other terms of the Merger Agreement and the Merger; and

•

The opinion of LW Securities, dated March 3, 2024, to the Akari Board as to the fairness, from a financial point of view and as of the date of such opinion, to holders of Akari Ordinary Shares (including those represented by Akari ADSs) of the Per Share Merger Consideration provided for pursuant to the Merger Agreement, which opinion was based on and subject to the various assumptions, factors, qualifications and limitations on the review undertaken by LW Securities set forth in such opinion as more fully described under the heading “The Merger - Opinion of Akari’s Financial Advisor.”

The Akari Board also considered and balanced against the potentially positive factors a number of uncertainties, risks and other countervailing factors in its deliberations concerning the Merger and the Merger Agreement, including the following (not necessarily in order of relative importance):

•

The expected dilution associated with the Merger Allotment Proposal and the Share Issuance Proposal, and the potential dilution associated with the assumption of certain outstanding Peak Bio compensatory awards;

•	The expectation that the combined company will need to raise substantial additional capital in the future, which could result in further dilution to Akari shareholders;

•

The possibility that Nasdaq will consider the Merger a change in control of Akari and require Akari to submit a new initial listing application in connection with the Merger, which would require Akari to satisfy the Nasdaq initial listing standards, which are more stringent than the Nasdaq continued listing standards;

•

The fact that Akari has incurred and will continue to incur significant costs and expenses in connection with the Merger, regardless of whether it is completed, and will absorb the costs and expenses of Peak Bio if the Merger is completed;

•

The risk that, because the Exchange Ratio will not be adjusted based on the market price of Akari ADSs or Peak Bio Common Stock, the then-current trading price of Akari ADSs to be issued to Peak Bio stockholders upon the consummation of the Merger could be significantly higher than the trading price prevailing at the time the Merger Agreement was executed;

•	The risk that Peak Bio’s financial performance may not meet Akari’s expectations;

•

The possibility that despite retention efforts of Akari and Peak Bio, certain key employees of Akari or Peak Bio might not choose to remain with either company through or following the completion of the Merger;

•	The risk that the technologies of the combined company may not be as complementary as expected and that perceived technology advantages cannot be realized;

•	The risk that the data obtained from ongoing clinical trials at Akari or Peak Bio may not support continued development or commercialization of therapies currently in development;

•

The risk that the potential benefits of the Merger may not be fully realized, including the possibility that transaction synergies may not be realized to the extent or on the timeline expected, or at all, as a result of, among other things, the progress of clinical development by either Akari or Peak Bio not being as planned or being materially delayed, and that Akari paid more for Peak Bio than the value it will derive from the Merger;

•

The risk of diverting Akari management focus and resources from other strategic opportunities and from operational matters, and potential disruption of Akari management associated with the Merger and integrating the companies;

•

The risk that the Merger may not be completed despite the parties’ efforts or that completion of the Merger may be delayed, including the possibility that conditions to the parties’ obligations to complete the Merger may not be satisfied, and the potential resulting disruptions to Akari’s business (and the disruptions of the combined company if the Merger is ultimately completed);

•

The risk that the PIPE Investment may not be consummated or may not result in sufficient aggregate net proceeds to Akari despite Akari’s and Peak Bio’s respective efforts, such that the PIPE Investment condition to the parties’ obligations to complete the Merger may not be satisfied and the Merger may not be completed;

•

The risk that if the Merger Agreement is terminated under specified circumstances, Akari may be required to pay a termination fee of $300,000 plus reimburse certain legal fees and expenses incurred by Peak Bio in connection with the transactions contemplated by the Merger Agreement up to $1.5 million;

•

The risks and costs to Akari during the pendency of the Merger and, if the Merger is not completed, the risks and costs of the Merger on Akari’s businesses (or, following the completion of the Merger, on the combined company’s businesses), including uncertainty about the effect of the proposed Merger on Akari’s employees, potential customers, distributors, suppliers and other parties, which may impair Akari’s ability to attract, retain and motivate key personnel and could cause potential customers, suppliers, distributors and others to seek to change or not enter into business relationships with Akari, and the risk that the trading price of Akari ADSs could be materially adversely affected if the Merger is not completed;

•	The fact that the Merger is subject to the approval of the Peak Bio stockholders, and the Peak Bio stockholders will be free to approve or reject the Merger;

•

The fact that the Merger Allotment Proposal, Share Issuance Proposal and the Chairman Appointment Proposal are subject to the approval of the Akari shareholders, and the Akari shareholders will be free to approve or reject such proposals.

•

The fact that the Merger Agreement permits Peak Bio, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals prior to the time that Peak Bio stockholders approve the Merger;

•

The fact that the Merger Agreement permits the Peak Bio Board, subject to certain conditions, to make an adverse recommendation change to Peak Bio stockholders if failure to do so would be inconsistent with the Peak Bio directors’ fiduciary duties;

•

Peak Bio’s ability, subject to certain conditions and in certain circumstances the payment of a termination fee, to terminate the Merger Agreement, as more fully described under the section titled “The Merger Agreement - Termination of the Merger Agreement”;

•

The fact that there are restrictions in the Merger Agreement on Akari’s ability to solicit competing acquisition proposals to acquire it and to entertain other acquisition proposals, unless certain conditions are satisfied;

•

The fact that the Merger Agreement contains restrictions on Akari’s conduct of business prior to the completion of the Merger, which could delay or prevent Akari from undertaking business opportunities that may arise, or taking other actions with respect to the operations and strategy of Akari that the Akari Board and Akari’s management might otherwise believe were appropriate or desirable;

•	Peak Bio’s ability to specifically enforce Akari’s obligations under the Merger Agreement;

•

The strategic direction of the combined company following the completion of the Merger, which will be determined by a board of directors initially comprised of directors designated by both Akari and Peak Bio;

•	The risk of litigation related to the Merger; and

•	The various other risks associated with the businesses of Akari, Peak Bio and the combined company described under the section titled “Risk Factors.”

The foregoing discussion of factors considered by the Akari Board is not intended to be exhaustive, but rather, includes material factors considered by the Akari Board. In reaching its decision to approve the Merger Agreement, the Akari Board did not quantify or assign relative weights to the factors considered, and individual directors may have given different weights to different factors. The Akari Board considered all of the factors set forth above as a whole, and overall concluded the factors to be favorable and supportive of the determination of the Akari Board.

The foregoing discussion of the information and factors considered by the Akari Board in approving the Merger Agreement is forward-looking in nature. This information should be read in light of the factors discussed in the section of this Joint Proxy Statement/Prospectus titled “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of Peak Bio’s Financial Advisor

Peak Bio engaged River Corporate Advisors (“RCA”) on December 18, 2023 to render an opinion to the Peak Bio Board as to the fairness, from a financial point of view, to Peak Bio stockholders of the Per Share Merger Consideration to be paid by Akari pursuant to the Merger Agreement.

On March 3, 2024, RCA rendered its oral opinion to the Peak Bio Board (which was subsequently confirmed in writing by delivery of RCA’s written opinion of the same date) to the effect that, as of March 3, 2024, based upon and subject to the assumptions, factors, qualifications and limitations set forth in the written opinion described therein, the Per Share Merger Consideration was fair, from a financial point of view, to Peak Bio stockholders.

RCA’s opinion was prepared for the information and assistance of the Peak Bio Board and only addressed the fairness, from a financial point of view, to Peak Bio stockholders of the Per Share Merger Consideration. RCA was not requested to opine as to, and RCA’s opinion does not address, Peak Bio’s underlying business decision to enter into the Merger Agreement or to effect the Merger, the relative merits of the Merger as compared to other business strategies or transactions that might be available to Peak Bio, or whether the Per Share Merger Consideration represents the best price obtainable. In connection with its engagement, RCA was not requested to, and did not, initiate any discussions with, or solicit indications of interest from, other parties with respect to an acquisition of, or other business combination with, Peak Bio or any other alternative transaction involving Peak Bio’s assets, businesses or operations. RCA also expressed no view as to, and its opinion does not address, the solvency of Akari, Peak Bio or any other entity under any state, federal, or other laws relating to bankruptcy, insolvency, or similar matters. RCA’s opinion excludes the Additional Per Share Merger Consideration. RCA did not express an opinion about the fairness of the PIPE Investment.

RCA was not asked to, nor did it, offer any opinion as to the terms, other than the Per Share Merger Consideration to the extent expressly specified, of the Merger Agreement or any related documents or the form of the Merger or any related transaction, including the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any class of securities (other than the holders of Peak Bio Common Stock), creditors, or other constituencies of Peak Bio, Akari, or any of their respective affiliates. RCA was not asked to, nor did it, offer any opinion with respect to any ongoing obligations of Akari, Peak Bio, or any of their respective affiliates (including any obligations with respect to governance or otherwise) contained in any agreement related to the Merger or under applicable law, or the fair market value of Akari, Peak Bio, Peak Bio Common Stock, or Akari Ordinary Shares and/or Akari ADSs. In addition, RCA expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors, or employees of any parties to the Merger, or any class of such persons, whether relative to the Per Share Merger Consideration or otherwise. RCA expressed no opinion as to what the value of Akari Ordinary Shares or Akari ADSs would be when issued pursuant to the Merger or the prices at which Peak Bio Common Stock or Akari Ordinary Shares and Akari ADSs would trade at any time.

The summary of RCA’s opinion in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex E to this Joint Proxy Statement/Prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by RCA in preparing its opinion. RCA’s opinion was prepared for the information and assistance of the Peak Bio Board (in its capacity as such) in connection with, and for the purpose of, its consideration of the financial terms of the Merger. RCA’s opinion did not constitute a recommendation to the Peak Bio Board as to whether or not to approve the Merger and does not constitute a recommendation to any other person as to how to vote with respect to the Merger or to take any other action with connection with the Merger or otherwise.

In connection with rendering the opinion described above and performing its related financial analyses, RCA, among other things:

•	reviewed and analyzed the financial terms of a draft of the Merger Agreement dated March 1, 2024;

•	reviewed and analyzed certain financial and other data with respect to Peak Bio and Akari which was publicly available;

•	reviewed Peak Bio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed by Peak Bio with the SEC on June 29, 2023;

•	reviewed certain Current Reports on Form 8-K filed with, or furnished by Peak Bio to, the SEC;

•	reviewed certain internal information relating to the business, operations, assets, liabilities and prospects of Peak Bio;

•	reviewed investor presentations prepared by Akari and Peak Bio;

•

reviewed the current and historical reported prices and trading activity of Peak Common Stock and Akari ADSs and similar information for certain other companies deemed by RCA to be comparable to Peak Bio;

•	reviewed internal calculations regarding the Merger and the Per Share Merger Consideration prepared by Peak Bio;

•

conducted discussions with members of the senior management of Peak Bio as well as Peak Bio’s advisors and representatives concerning the business, operations, financial condition and prospects of Peak Bio;

•	reviewed publicly available market capitalization data regarding companies in the biotechnology industry that RCA believed to be comparable in certain respects to Peak Bio;

•	reviewed comparable mergers and acquisitions of early-stage biotechnology companies;

•	reviewed the implied premia paid and comparable companies, to the extent publicly available, of certain business combination transactions that RCA deemed relevant; and

•	conducted such other financial studies, analyses and investigations, and considered such other information and such other factors, as it deemed relevant for the purposes of rendering RCA’s opinion.

In rendering its opinion, RCA assumed that (i) the financial statements and other information provided to RCA was accurate and complete, which financial statements and other information was accepted without further investigation or independent verification; (ii) all conditions to the consummation of the Merger will be satisfied without waiver thereof; (iii) that the Merger will be consummated in the manner described to RCA, as provided in the transaction agreements, in accordance with all applicable laws and other relevant documents and requirements without delay or the waiver, modification or amendment of any term, condition or agreement the effect of which would be material to RCA’s analysis or opinion; (iv) that Peak Bio had fully disclosed all information relevant and material to RCA’s rendering of its opinion; (v) that the properties and assets of Peak Bio following the Merger would be as represented to RCA, and that a physical inspection of such properties and assets would not reveal any material facts that would affect or change RCA’s opinion; (vi) the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by RCA in connection with its engagement; (vii) that the final executed Merger Agreement would not differ in any respect material to RCA’s analysis or opinion from the draft Merger Agreement reviewed by RCA; and (viii) in connection with the obtainment of the necessary governmental, regulatory and other approvals, consents, releases and waivers, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to RCA’s analysis or opinion.

For purposes of its opinion, the RCA assumed that the Per Share Merger Consideration to be received by the Peak Bio Stock & Note Holders would be equal to $22.6 million.

RCA was not retained, to, and did not, conduct any analysis, review or investigation of Peak Bio’s contingent, disputed or potential liabilities, and RCA does not express any opinion as to the validity, amount, reasonableness or propriety of such contingent liabilities. Nor did RCA make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Akari or Peak Bio.

RCA’s opinion does not address any legal, regulatory, taxation, or accounting matters, as to which it understood that the Peak Bio Board obtained such advice as it deemed necessary from qualified professionals, and RCA assumed the accuracy and veracity of all assessments made by such advisors to Peak Bio with respect to such matters. RCA’s opinion was necessarily based on economic, monetary, market, and other conditions as in effect on, and the information available to it as of, the date of the opinion and RCA’s opinion spoke only as of the date thereof.

RCA’s opinion is necessarily based upon the information available to RCA and facts and circumstances as they existed and were subject to evaluation as of March 3, 2024, which is the date of the RCA opinion. Although events occurring after the date of the RCA opinion could materially affect the assumptions used in preparing the opinion, RCA does not have any obligation to update, revise, reaffirm or withdraw its opinion or to otherwise comment on or consider events occurring after the date of its opinion, and RCA expressly disclaims any responsibility to do so. RCA expressed no opinion as to what the value of the Akari Ordinary Shares or Akari ADSs would be when issued pursuant to the Merger or the prices at which Peak Bio Common Stock or Akari Ordinary Shares and Akari ADSs would trade at any time.

The terms of the Merger, the consideration to be paid in the Merger, and the related transactions were determined through arm’s length negotiations between Akari and Peak Bio and were approved unanimously by the Peak Bio Board. RCA did not determine the consideration to be paid by Akari in connection with the Merger. RCA’s opinion and its presentation to the Peak Bio Board were one of many factors taken into consideration by the Peak Bio Board in deciding to approve, adopt and authorize the Merger Agreement. Consequently, the analyses as described herein should not be viewed as determinative of the opinion of the Peak Bio Board with respect to the consideration to be paid by Akari in the Merger or of whether the Peak Bio Board would have been willing to agree to different consideration.

The following is a summary of the material financial analyses performed by RCA in connection with the preparation of its fairness opinion, which opinion was rendered orally to the Peak Bio Board on March 3, 2024 and subsequently confirmed in writing by delivery of RCA’s written opinion of the same date. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description and this summary does not purport to be a complete description of the analyses performed by RCA or the delivery of RCA’s opinion to the Peak Bio Board. This summary includes information presented in tabular format. In order to fully understand the financial analyses presented by RCA, the tables must be read together with the text of each analysis summary and considered as a whole. The tables alone do not constitute a complete summary of the financial analyses. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying RCA’s opinion.

In furnishing its opinion, RCA did not attempt to combine the analyses described herein into one composite valuation range, nor did RCA assign any quantitative weight to any of the analyses or the other factors considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor in light of one another. Accordingly, RCA has stated that it believes that its analyses must be considered as a whole and that considering any portion of its analyses, without considering all of the analyses, could create a misleading or incomplete view of the process underlying its opinion or the conclusions to be drawn therefrom.

In conducting its analysis of comparable companies and comparable transactions, RCA reviewed and analyzed transactions and publicly traded companies it deemed to be comparable to Peak Bio or the Merger in one or more respects. In conducting its analysis as to the fairness, from a financial point of view, to the holders of Peak Bio Common Stock of the Per Share Merger Consideration to be paid by Akari pursuant to the Merger Agreement, RCA evaluated the standalone valuation of Peak Bio, without considering potential synergies that may result from the Merger.

The results of the application by RCA of each of the valuation methodologies utilized in connection with its fairness opinion are summarized below.

Valuation Analyses: Comparable Transactions

Early-Stage Biotech M&A Transactions

Selected early-stage M&A transactions had implied total enterprise values ranging from $0.75 million to $70.0 million, from which RCA analyzed 25th and 75th percentiles to calculate a range of total enterprise values of $8.9 million to $40.0 million, which was then compared to the value of the Per Share Merger Consideration. The companies mentioned above along with relevant metrics, sorted by transaction date, are as follows:

Target	Acquiror	Stage of Development	Enterprise Value ($ in 000s)
Xuanzhu Biopharmaceutical Co. Ltd.	Sihuan Pharmaceutical	Preclinical	18,600
Rodeo Therapeutics Corp.	Amgen Inc.	Preclinical	55,000
Kuur Therapeutics Inc.	Athenex Inc.	Phase I	70,000
Trigr Therapeutics Inc.	Compass Therapeutics Inc.	Phase I	36,200
MagicMed Industries Inc.	Enveric Biosciences Inc.	Preclinical	3,320
Corlieve Therapeutics S.A.S.	uniQure N.V.	Preclinical	55,020
Thunderbolt	Aurinia	Preclinical	750
Lucid Psycheceuticals Inc.	FSD Pharma	Not Applicable	8,900
Combangio Inc.	Kala Pharmaceuticals	Phase I	21,120
Inositec AG	Vifor Pharma Ltd.	Preclinical	21,530
Vaccitech plc	Avidea Technologies Inc.	Preclinical	40,000
VCN Biosciences S.L. (Seller)	Synthetic Biologics Inc.	Phase I	32,500
Alpha-5 integrin LLC	Pasithea Therapeutics	Preclinical	3,750
iOx Therapeutics Ltd.	Portage Biotech	Not Applicable	9,600
Ducentis BioTherapeutics Ltd.	Arcutis Biotherapeutics Inc.	Preclinical	30,000
Soin Therapeutics Inc.	JanOne	Preclinical	13,000
Renovacor Inc.	Rocket Pharmaceuticals Inc	Preclinical	53,000
Villaris Therapeutics Inc.	Incyte Corp.	Preclinical	70,000
AlloMed	Pasithea Therapeutics	Preclinical	1,050
TXP Pharma AG	SynAct Pharma	Preclinical	13,160
Pharma15 Corp.	Radiopharm Theranostics	Not Applicable	4,000

Premiums Paid Analysis: Biotech M&A Transactions Below $100 Million

Transactions selected for premiums paid analysis, each of which involved biotechnology merger and acquisition transactions below $100 million in value, had implied total enterprise values ranging from $8.0 million to $8.2 million, from which RCA analyzed 25th and 75th percentiles to calculate a range of total enterprise values of $8.05 million to $8.06 million, which represented an average premium paid of 57%. RCA determined that the premium paid by Akari in the Merger compared favorably to such transactions. The companies mentioned above along with relevant metrics, listed in no particular order, are as follows:

Seller	Buyer	Total Deal Value ($ in 000s)	Premium	Implied Peak Enterprise Value ($ in 000s)
Beckley Psytech Ltd.	ATAI Life Sciences N.V.	50,000	30.00%	8,060
Rain Oncology Inc.	Pathos AI Inc.	48,200	17.00%	8,054
Freeline Therapeutics Holdings plc	Syncona Ltd.	43,300	51.00%	8,070
Mithra Pharmaceuticals S.A.	Mayne Pharma Group Ltd.	10,470	0.00%	8,046
Pharma15 Corp.	Radiopharm Theranostics Ltd.	6,300	0.00%	8,046
Applied Genetic Technologies Corp.	Syncona Ltd.	73,500	344.00%	8,205
Renovacor Inc.	Rocket Pharmaceuticals Inc.	53,000	0.00%	8,046
Alpha-5 integrin LLC	Pasithea Therapeutics Corp.	3,750	11.00%	8,051

Early-Stage Oncology M&A Transactions

Early-stage oncology merger and acquisition transactions selected by RCA had implied total enterprise values ranging from $4.4 million to $185.0 million, from which RCA analyzed 25th and 75th percentiles to calculate a range of implied total enterprise values from $26.2 million to $103.0 million. The companies mentioned above along with relevant metrics, sorted by transaction date, are as follows:

Seller	Buyer	Stage of Development	Enterprise Value ($ in 000s)
Katana Biopharma Inc.	Theratechnologies Inc.	Preclinical	5,270
Nuevolution	Amgen	Preclinical	159,900
Neon Therapeutics	BioNTech	Preclinical	52,030
Empirica Therapeutics Inc.	Century Therapeutics	Preclinical	4,400
Kuur Theraepeutics	Athenex	Phase I	185,000
Trigr Therapeutics	Compass Therapeutics	Phase I	45,240
Avidea Technologies	Vaccitech	Preclinical	33,200
VCN Biosciences	Synthetic Biologics	Phase I	84,010

Valuation Analyses: Comparable Publicly Traded Companies

Comparable Publicly Traded Companies: Preclinical, Oncology-Focused

Preclinical oncology publicly traded companies selected by RCA had implied total enterprise values ranging from ($53.3 million) to $218.6 million, from which RCA analyzed 25th and 75th percentiles to calculate a range of implied total enterprise values of $7.3 million to $106.9 million. The companies mentioned above along with relevant metrics, listed in no particular order, are as follows:

Company Name	Enterprise Value ($ in 000s)
Vincerx, Inc.	66,677
Sutro Biopharma, Inc.	(53,320)
Vor Biopharma Inc.	28,710
Century Therapeutics, Inc.	95,624
HCW Biologics Inc.	27,231
Immuneering Corporation	88,468
Kiromic BioPharma, Inc.	8,499
Lyell Immunopharma, Inc.	218,602
Pyxis Oncology, Inc.	167,870
Theseus Pharmaceuticals, Inc.	(20,949)
TransCode Therapeutics, Inc.	6,894
TScan Therapeutics, Inc.	131,183
Werewolf Therapeutics, Inc.	110,724
Xenetic Biosciences, Inc.	(3,395)

Comparable Publicly Traded Companies: Orphan Drug

Orphan drug publicly traded companies selected by RCA had implied total enterprise values ranging from ($126.6 million) to $512.2 million, from which RCA analyzed 25th and 75th percentiles to calculate a range of implied total enterprise values of ($19.3 million) to $43.9 million. The companies mentioned above along with relevant metrics, listed in no particular order, are as follows:

Company Name	Enterprise Value ($ in 000s)
Aileron Therapeutics, Inc.	12,038
ASLAN Pharmaceuticals Limited	(40,180)
aTyr Pharma, Inc.	22,267
Edesa Biotech, Inc.	10,989
Equillium, Inc.	43,912
Exicure, Inc.	10,225
Galectin Therapeutics Inc.	129,380
Galecto, Inc.	(21,934)
Gossamer Bio, Inc.	178,534
Kezar Life Sciences, Inc.	(126,580)
Moleculin Biotech, Inc.	(3,668)
Monopar Therapeutics Inc.	4,825
Pliant Therapeutics, Inc.	512,165
Pulmatrix, Inc.	(5,646)
Reneo Pharmaceuticals, Inc.	(70,171)
Rezolute, Inc.	(19,298)
Spruce Biosciences, Inc.	108,626

Fairness Analysis Summary

As part of determining whether the Per Share Merger Consideration is fair, from a financial point of view, to Peak Bio stockholders, RCA considered the valuations noted above as part of its determination. In each of these analyses, RCA calculated enterprise values by analyzing market capitalization plus long-term debt less cash and short-term investments. These values were compared to the Per Share Merger Consideration, which RCA assumed to be equal to $22.6 million.

After considering all the information available to it and all the advice and other inputs presented to it, including with respect to the various positive and negative factors highlighted above, the Peak Bio Board concluded that the entry into the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, were advisable, fair to and in the best interests of Peak Bio and its stockholders.

General

RCA is a boutique investment banking firm focused primarily on the healthcare sector that provides financial advisory services and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, licensing transactions, private placements and valuations for corporate and other purposes. Peak Bio retained RCA to render an opinion to the Peak Bio Board as to the fairness, from a financial point of view, to the holders of Peak Bio Common Stock of the Per Share Merger Consideration to be paid by Peak Bio pursuant to the Merger Agreement based upon the foregoing qualifications, experience and expertise.

Peak Bio paid RCA a fee of $65,000 for rendering its fairness opinion delivered in connection with the Merger. The opinion fee was not contingent in whole or in part on the success of the Merger, or on the results of RCA’s evaluation and analysis or upon the conclusions reached in RCA’s opinion. In addition, Peak Bio agreed to reimburse RCA for its reasonable, out-of-pocket expenses incurred in connection with its engagement, subject to a cap of $2,000 (with any additional out-of-pocket expenses requiring Peak Bio preapproval). Peak Bio has also agreed to indemnify RCA against certain liabilities and other items that may arise out of the Peak Bio’s engagement of RCA. The Peak Bio Board did not limit RCA in any way in the investigations it made or the procedures it followed in rendering its opinion.

Except with respect to the opinion described above and the services described below, during the past two years neither RCA nor any of its affiliates have provided any investment banking services to Akari, Peak Bio, or their respective affiliates for which RCA or its affiliates received compensation. RCA was engaged by Peak Bio to render a fairness opinion in connection with the business combination of Ignyte Acquisition Corp., which is the former name of Peak Bio, and Peak Bio Co., Ltd. RCA received a fee of $65,000 for its services.

Opinion of Akari’s Financial Advisor

Akari engaged LW Securities on December 29, 2023 to render an opinion to the Akari Board as to the fairness, from a financial point of view, to the holders of Akari Ordinary Shares (including holders of Akari ADSs) of the Per Share Merger Consideration to be paid by Akari pursuant to the Merger Agreement.

On March 3, 2024, LW Securities rendered its oral opinion to the Akari Board (which was subsequently confirmed in writing by delivery of LW Securities’ written opinion dated the same date) to the effect that, based upon and subject to the assumptions, factors, qualifications and limitations set forth in the written opinion described herein, as of March 3, 2024, the Per Share Merger Consideration was fair, from a financial point of view, to the holders of Akari Ordinary Shares (including holders of Akari ADSs).

LW Securities’ opinion was prepared for the information and assistance of the Akari Board and only addressed the fairness, from a financial point of view, to the holders of Akari Ordinary Shares (including holders of Akari ADSs) of the Per Share Merger Consideration to be paid by Akari pursuant to the Merger Agreement. LW Securities was not requested to opine as to, and LW Securities’ opinion does not address Akari’s underlying business decision to enter into the Merger Agreement or to effect the Merger, the relative merits of the Merger as compared to other business strategies or transactions that might be available to Akari, or whether the Per Share Merger Consideration represents the best price obtainable. In connection with its engagement, LW Securities was not requested to, and did not, solicit interest from other parties with respect to an acquisition of, or other business combination with, Akari or any other alternative transaction. LW Securities also expressed no view as to, and its opinion does not address, the solvency of Akari or any other entity under any state, federal, or other laws relating to bankruptcy, insolvency, or similar matters. At the instruction of the Akari Board, LW Securities’ opinion excludes the Additional Per Share Merger Consideration. LW Securities did not express an opinion about the fairness of the PIPE Investment.

The LW Securities opinion addressed only the fairness from a financial point of view, as of its date, to the holders of Akari Ordinary Shares (including holders of Akari ADSs) of the Per Share Merger Consideration. LW Securities was not asked to, nor did it, offer any opinion as to the terms, other than the Per Share Merger Consideration to the extent expressly specified herein, of the Merger agreement or any related documents or the form of the Merger or any related transaction (including any agreement or transaction between Peak Bio or Akari), including the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any class of securities (other than the holders of Akari Ordinary Shares (including holders of Akari ADSs), creditors, or other constituencies of Peak Bio, Akari, or any of their respective affiliates. LW Securities was not asked to, nor did it, offer any opinion with respect to any ongoing obligations of Peak Bio, Akari, or any of their respective affiliates (including any obligations with respect to governance or otherwise) contained in any agreement related to the Merger or under applicable law, or the fair market value of Peak Bio, Akari, Peak Bio Common Stock, or Akari Ordinary Shares and/or Akari ADSs. In addition, LW Securities expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors, or employees of any parties to the Merger, or any class of such persons, whether relative to the Per Share Merger Consideration or otherwise. LW Securities expressed no opinion as to what the value of Akari Ordinary Shares or Akari ADSs would be when issued pursuant to the Merger or the prices at which Peak Bio Common Stock or Akari Ordinary Shares and Akari ADSs would trade at any time.

The summary of LW Securities’ opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex D to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by LW Securities in preparing its opinion. LW Securities’ opinion was prepared for the information and assistance of the Akari Board (in its capacity as such) in connection with, and for the purpose of, its consideration of the financial terms of the Merger. LW Securities’ opinion did not constitute a recommendation to the Akari Board as to whether or not to approve the Merger and does not constitute a recommendation to any other person as to how to vote with respect to the Merger or to take any other action with connection with the Merger or otherwise.

The terms of the Merger, the consideration to be paid in the Merger, and the related transactions were determined through arm’s length negotiations between Akari and Peak Bio and were approved unanimously by the Akari Board. LW Securities did not determine the consideration to be paid by Akari in connection with the Merger.

In connection with rendering the opinion described above and performing its related financial analyses, LW Securities, among other things:

•	reviewed a draft of the Merger Agreement, dated February 29, 2024 (the “Draft Merger Agreement”);

•	reviewed and analyzed certain publicly available business and financial information relating to Akari and Peak Bio;

•

reviewed and analyzed certain historical financial information and other data relating to Akari that were provided to LW Securities by the management of Akari, approved for LW Securities’ use by Akari, and not publicly available;

•	conducted discussions with members of the senior management of Akari concerning the business, operations, historical financial results, and financial prospects of Peak Bio and Akari;

•	reviewed current and historical market prices of Peak Bio Common Stock and Akari ADSs;

•	reviewed and analyzed certain operating results for each of Peak Bio and Akari and the reported price and trading histories of certain comparable publicly traded companies that were deemed relevant;

•

reviewed and analyzed certain financial terms of the Merger Agreement as compared to the publicly available financial terms of certain selected comparable business combinations that were deemed relevant; and the financial terms, to the extent publicly available, of certain acquisition and financing transactions that LW Securities deemed relevant; and

•

conducted such other financial studies, analyses and investigations, and considered such other information and such other factors, as we deemed relevant for the purposes of rendering LW Securities’ opinion.

In rendering its opinion, LW Securities assumed, with the Akari Board’s consent, that except as would not be in any way meaningful to LW Securities’ analysis: (i) the final executed form of the Merger Agreement would not differ from the Draft Merger Agreement, (ii) the representations and warranties of the parties to the Merger Agreement and any related transaction documents, were true and correct, (iii) the parties to the Merger Agreement and the related transaction documents, would comply with and perform all covenants and agreements required to be complied with or performed by such parties under the Merger Agreement and the related transaction documents, and (iv) the Merger would be consummated in accordance with the terms of the Merger Agreement and the related transaction documents, without any waiver or amendment of any term or condition thereof. In addition, at the Akari Board’s instruction, the LW Securities opinion assumes that the PIPE Investment will be consummated in accordance with the terms of the Merger Agreement but excludes any consideration of the terms of the PIPE Investment or the impact of such terms on the pro forma ownership of Akari.

LW Securities also assumed, with the consent of the Akari Board, that all governmental, regulatory, or other third-party consents and approvals necessary for the consummation of the Merger or otherwise contemplated by the Merger Agreement would be obtained without any adverse effect on Peak Bio, Akari, or on the expected benefits of the Merger in any way meaningful to its analysis. For purposes of its opinion, the Akari Board instructed LW Securities to assume, and LW Securities did so assume without independent verification, that the Exchange Ratio determined pursuant to the Merger Agreement would be 0.2644 of an Akari Ordinary Share for each share of Peak Bio Common Stock being converted in the Merger.

In connection with its review, with the Akari Board’s consent, LW Securities assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to, discussed with, or reviewed by it for the purpose of its opinion. In addition, with the Akari Board’s consent, LW Securities did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Peak Bio or Akari, or any of their respective subsidiaries, nor was it furnished with any such evaluation or appraisal. To the extent, if any, that the information reviewed by it included estimates and forecasts of future performance prepared by or reviewed with management of Akari or Peak Bio, as applicable, LW Securities assumed, with the Akari Board’s consent, that such estimates and forecasts were reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of the management of Peak Bio and Akari, as applicable. LW Securities expressed no opinion with respect to such estimates and forecasts. LW Securities also assumed that the Merger would have the tax consequences described in discussions with, and materials furnished to it by, representatives of Peak Bio and Akari.

LW Securities’ opinion did not address any legal, regulatory, taxation, or accounting matters, as to which it understood that the Akari Board obtained such advice as it deemed necessary from qualified professionals, and LW Securities assumed the accuracy and veracity of all assessments made by such advisors to Akari with respect to such matters. LW Securities’ opinion was necessarily based on economic, monetary, market, and other conditions as in effect on, and the information available to it as of, the date of the opinion and LW Securities’ opinion spoke only as of the date thereof.

LW Securities’ opinion is necessarily based upon the information available to LW Securities and facts and circumstances as they existed and were subject to evaluation as of March 3, 2024, which is the date of the LW Securities opinion. Although events occurring after the date of the LW Securities opinion could materially affect the assumptions used in preparing the opinion, LW Securities does not have any obligation to update, revise or reaffirm its opinion and LW Securities expressly disclaims any responsibility to do so. LW Securities expressed no opinion as to what the value of the Akari Ordinary Shares or Akari ADSs would be when issued pursuant to the Merger or the prices at which Peak Bio Common Stock or Akari Ordinary Shares and Akari ADSs would trade at any time.

The terms of the Merger, the consideration to be paid in the Merger, and the related transactions were determined through arm’s length negotiations between Akari and Peak Bio and were approved unanimously by the Akari Board. LW Securities did not determine the consideration to be paid by Akari in connection with the Merger. LW Securities’ opinion and its presentation to Akari’s board of directors were one of many factors taken into consideration by the Akari Board in deciding to approve, adopt and authorize the Merger Agreement. Consequently, the analyses as described herein should not be viewed as determinative of the opinion of the Akari Board with respect to the consideration to be paid by Akari in the Merger or of whether the Akari Board would have been willing to agree to different consideration.

The following is a summary of the material financial analyses performed by LW Securities in connection with the preparation of its fairness opinion, which opinion was rendered orally to the Akari Board (and subsequently confirmed in writing by delivery of LW Securities’ written opinion dated the same date) on March 3, 2024. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description and this summary does not purport to be a complete description of the analyses performed by LW Securities or the delivery of LW Securities’ opinion to the Akari Board. This summary includes information presented in tabular format. In order to fully understand the financial analyses presented by LW Securities, the tables must be read together with the text of each analysis summary and considered as a whole. The tables alone do not constitute a complete summary of the financial analyses. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying LW Securities’ opinion.

In furnishing its opinion, LW Securities did not attempt to combine the analyses described herein into one composite valuation range, nor did LW Securities assign any quantitative weight to any of the analyses or the other factors considered. Furthermore, in arriving at its opinion, LW Securities did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor in light of one another. Accordingly, LW Securities has stated that it believes that its analyses must be considered as a whole and that considering any portion of its analyses, without considering all of the analyses, could create a misleading or incomplete view of the process underlying its opinion or the conclusions to be drawn therefrom.

In its analysis, LW Securities noted that Akari has advised it that both Akari and Peak Bio intended to seek partners to fund the future development of their respective clinical programs and that they would not continue to self-fund such development. Given the uncertainty of near-term partnership opportunities for these assets, Akari management instructed LW Securities to exclude these programs from its analysis. Accordingly, in conducting its analysis of comparable companies and comparable transactions, LW Securities reviewed only companies and transactions involving companies in the pre-clinical stage of development. At Akari’s instruction, LW Securities’ analysis did not include any consideration that might be received by either Akari or Peak Bio from the sale, collaboration or other partnering arrangement of the existing clinical programs of either party.

Due to a lack of public comparables and limited M&A comparables for preclinical ophthalmology companies and antibody drug conjugate companies, LW Securities noted that its analysis of comparable companies and comparable transactions relied primarily on private financings and licensing transactions which are less reliable indicators of value than public trading comparables and public merger and acquisition transactions.

LW Securities noted that because Akari and Peak Bio will cease the independent development of their clinical programs, it did not perform a discounted cash flow analysis for either entity because any projection of future cash flows from pre-clinical development activities would be speculative and an unreliable measure of value.

Significant recent negative market conditions affecting small-cap life science companies in the clinical and pre-clinical stage of development have caused significant downward pressure on the trading prices of the common stock of such companies and resulted in such companies having little to no access to capital. As a result, LW Securities noted that it believed that current market prices did not necessarily accurately reflect the enterprise values of such companies, including Akari and Peak Bio. In addition, LW Securities noted that it expected that the announcements by Akari and Peak Bio that they will be suspending the independent development of their respective clinical programs would have a further negative effect on the trading prices of their common stock. Accordingly, LW Securities did not believe that current market prices were a reliable estimate of the enterprise value of either company.

In conducting the analysis as to the fairness, from a financial point of view, to the holders of Akari Ordinary Shares (including holders of Akari ADSs) of the Per Share Merger Consideration to be paid by Akari pursuant to the Merger Agreement, LW Securities evaluated the stand-alone valuations of Akari and Peak Bio.

The results of the application by LW Securities of each of the valuation methodologies utilized in connection with its fairness opinion are summarized below.

Private Financing Comparables

Given the lack of public preclinical-stage companies focused in these disease areas, LW Securities used private financings in valuing Akari and Peak Bio. Companies used in the analysis were selected because they displayed characteristics LW Securities believed were similar to Akari and Peak Bio. LW Securities noted that, although such companies were considered similar, none of the companies has the same management, make up, regulatory outlook, technology, or size or mix of business as Peak Bio and, accordingly, there are inherent limitations on the applicability of these peer companies to the valuation analysis of the Merger. Because the valuations were based on private company comparables, LW Securities then applied an IPO step-up value based on its analysis of IPOs since the third quarter of 2022. The analysis included all drug development and drug discovery companies that completed an IPO in third or forth quarter of 2023, excluding companies that did not have a publicly disclosed post-money value for their latest private financing round (which prevented the calculation of an IPO step-up value) and companies that LW Securities determined were not drug development or discovery companies, such as CDMOs/CROs. That analysis is presented below:

IPO Step-Up Analysis: Q3 2022 – Q4 2023

2H 2022-2023 IPO Step-Up Premiums
Company	Include / Exclude	IPO Date	Last Financing Post-Money Valuation ($M)	IPO Pre-Money Valuation ($M)	Step-Up (%)
Lexeo Therapeutics	Exclude: Post-Money on most recent VC round not available	11/29/2023	N/A	176.86	N/A
Cargo Therapeutics	Include	11/13/2023	315.00	298.83	-5%
Abivax	Exclude: Post-Money on most recent VC round not available	10/19/2023	N/A	164.44	N/A
Adlai Nortye	Include	9/29/2023	647.40	850.51	31%
RayzeBio	Include	9/15/2023	600.00	772.11	29%
Neumora	Include	9/15/2023	1800.00	2330.00	29%
Turnstone Biologics	Exclude: Post-Money on most recent VC round not available	7/24/2023	N/A	186.26	N/A
Sagimet Biosciences	Include	7/14/2023	189.00	298.43	58%
Apogee Therapeutics	Exclude: Post-Money on most recent VC round not available	7/13/2023	N/A	509.41	N/A
Intensity Therapeutics	Exclude: Post-Money on most recent VC round not available	6/30/2023	N/A	46.00	N/A
Oculis	Exclude: Post-Money on most recent VC round not available	6/2/2023	200.00	N/A	N/A
Acelyrin	Include	5/5/2023	800.00	1130.00	41%
Mineralys	Include	2/10/2023	268.00	432.91	62%
Structure Therapeutics	Include	2/7/2023	351.00	413.70	18%
Acrivon Therapeutics	Include	11/15/2022	225.00	166.00	-26%
Prime Medicine	Include	10/20/2022	1200.00	1450.00	21%
Third Harmonic Bio	Include	9/14/2022	505.00	472.50	-6%
			Mean Step-Up		23%
			Median Step-Up		29%
			75th Percentile Step-Up		41%
			25th Percentile Step-Up		-5%

Note: Excluded companies with undisclosed last financing/IPO pre-money valuations.

For Akari, LW Securities analyzed financing transactions for private biopharmaceutical and specialty pharmaceutical companies for the prior five-year period with a focus on ophthalmology, which were pre-IND preclinical (excluding discovery), and with a lead asset modality of either small molecule or biologic. LW

Securities excluded companies focused on cell and gene therapies, reformulations and academic or research companies due to a lack of comparability. The following table shows the results of this analysis:

Private Financing Comps: Akari Analysis – Preclinical Ophthalmology Companies
Date	Company	Description	Round	Pre-Money Valuation ($M)	Deal Size ($M)	Post-Money Valuation ($M)
May-22	Novelty Nobility	Novelty Nobility is developing a pre-IND program for diabetic macular edema (DME) as their leaBprogram	Series B	$62.68	$27.06	$89.74

Apr-22	Adtech Pharma	NB-110 is a novel ophthalmic formulation comprising Nabilone in the absence of any preservative. Nabilone is a CB1/CB2 receptor agonist for use in lowering interocular pressure for glaucoma patients	Series A	$10.00	$2.98	$12.98

Apr-21	ValenzaBio	ValenzaBio is developing VB421, a preclinical anti-IGF-1R antibody for thyroid eye disease, and VB119, and anti-CD19 antibody in membranous nephropathy which was deprioritized by investors in parallel with the financing	Series A	$150.00	$79.37	$229.37

Jun-20	AsclepiX Therapeutics	AsclepiX is developing AXT-107, a preclinical synthetic peptide inhibiting VEGFR2, for use in wet age-related macular degeneration (wet AMD) and DME	Series A	$40.00	$35.00	$75.00

			Mean	$65.67	$36.10	$101.77

			Median	$51.34	$31.03	$82.37

			75th Percentile	$128.17	$68.26	$194.44

			25th Percentile	$17.50	$9.00	$28.49

	Implied Valuation based on Q3 2022 through Q4 2023 biotech market IPO Step Up	Mean Q3’22-Q4’23 IPO Step Up 23%		$80.66	$44.34	$124.99
		Median Q3’22-Q4’23 IPO Step Up 29%		$66.07	$39.93	$106.00
		75th Percentile Q3’22-Q4’23 IPO Step Up 41%		$181.04	$96.42	$274.65
		25th Percentile Q3’22-Q4’23 IPO Step Up -5%		$16.60	$8.54	$27.03

Note: Financial data as of market close 1/19/24.

Based on this analysis, LW Securities determined a mean value of approximately $65.7 million and a median value of approximately $51.3 million for Akari on a private basis. Using the IPO step-up analysis shown above, LW Securities determined a public mean value of approximately $80.7 million and a public median value of approximately $66.1 million for Akari.

For Peak Bio, LW Securities analyzed financing transactions for private biopharmaceutical and specialty pharmaceutical companies for the prior five-year period with a focus on oncology, which were pre-IND preclinical (including discovery), and with a lead asset modality of antibody drug conjugate. LW Securities excluded companies focused on cell and gene therapies, reformulations and academic or research companies due to a lack of comparability. The following table shows the results of this analysis:

Private Financing Comps: Peak Bio Analysis – Preclinical ADC Oncology Companies

Date	Company	Description	Round	Pre-Money Valuation ($M)	Deal Size ($M)	Post-Money Valuation ($M)
Apr-2023	Adcendo	ADC company with lead program pursuing a uPARAP target, aiming to enter clinic in 2024	Series A	$87.88	$88.06	$175.94

Dec-2022	TRIO Pharma	Preclinical platform company with dual-action ADC technology (TRIO)	Seed	$4.71	$2.20	$6.91

July-2022	Mablink	Preclinical ADC company leveraging their PSARLink platform to enhance payload delivery	Series A	$21.17	$31.09	$52.26

Jun-2022	Spirea	Preclinical company with ADC linker technology enabling high Drug-to-Antibody Ratios	Seed	$3.25	$4.07	$7.32

May-2022	Tubulis	Preclinical ADC company developing their lead anti-CD30 ADC for T-cell lymphoma	Series B	$48.19	$64.66	$113.57

Aug-2021	Angiex	Nuclear-Delivered ADCs with lead program targeting TM4SF1	Series B	$150.00	$33.00	$183.00

Apr-2021	Mablink	Preclinical ADC company leveraging their PSARLink platform to enhance payload delivery	Seed	$4.76	$4.71	$9.47

Mar-2021	MediLink	Preclinical company developing Tumor Microenvironmental Activable Linker ADCs	Series A2	$359.00	$41.00	$400.00

Dec-2020	Spirea	Preclinical company with ADC linker technology enabling high Drug-to-Antibody Ratios	Seed	$1.81	$0.46	$2.27

Oct-2020	Araris	Ararisis pioneering a novel linker technology for next-gen ADCs	Seed	$6.95	$16.58	$23.53

Jul-2020	Tubulis	Preclinical ADC company developing their lead anti-CD30 ADC for T-cell lymphoma	Series A	$7.00	$12.09	$19.09

Apr-2020	Spirea	Preclinical company with ADC linker technology enabling high Drug-to-Antibody Ratios	Seed	$6.29	$0.55	$6.84

Nov-2019	BrickBio	Preclinical ADC platform company with a novel conjugation/protein design technology	Series A	$15.00	$5.00	$20.00

Sep-2019	Mablink	Preclinical ADC company leveraging their PSARLink platform to enhance payload delivery	Seed	$2.61	$0.15	$2.76

Date	Company	Description	Round	Pre-Money Valuation ($M)	Deal Size ($M)	Post-Money Valuation ($M)

June-2019	Veraxa	Preclinical ADC platform using site specific conjugation	Series B	$3.87	$3.38	$7.25
			Mean	$48.17	$20.47	$68.68

			Median	$6.95	$5.00	$19.09

			75th Percentile	$48.19	$33.00	$113.57

			25th Percentile	$3.87	$2.20	$6.91

		Mean Q3’22-Q4’23 IPO Step Up 23%		$59.17	$25.14	$84.36

Implied Valuation based on Q3 2022 through Q4 2023 biotech market IPO Step Up		Median Q3’22-Q4’23 IPO Step Up 29%		$8.94	$6.43	$24.57

		75th Percentile Q3’22-Q4’23 IPO Step Up 41%		$68.07	$46.61	$160.42

		25th Percentile Q3’22-Q4’23 IPO Step Up -5%		$3.67	$2.09	$6.56

Note: Financial data as of market close 1/19/24.

Based on this analysis, LW Securities determined a mean value of approximately $48.2 million and a median value of approximately $7.0 million for Peak Bio on a private basis. Using the IPO step-up analysis shown above, LW Securities determined a public mean value of approximately $59.2 million and a public median value of approximately $8.9 million for Akari.

Licensing and Mergers and Acquisition Comparables

LW Securities examined certain licensing and merger and acquisition transactions as an indicator of the potential value of Akari and Peak Bio. Companies used in the analysis were selected because they displayed characteristics LW Securities believed were similar to Akari and Peak Bio. LW Securities noted that, although such companies were considered similar, none of the companies has the same management, make up, regulatory outlook, technology, or size or mix of business as Peak Bio and, accordingly, there are inherent limitations on the applicability of these peer companies to the valuation analysis of the Merger.

For Akari, LW Securities analyzed the upfront consideration paid in licensing or merger and acquisition transactions for private biopharmaceutical and specialty pharmaceutical companies for the prior five-year period with a focus on ophthalmology, which were pre-IND preclinical (excluding discovery), and with a lead asset modality of either small molecule or biologic. LW Securities excluded companies focused on cell and gene therapies, reformulations and academic or research companies due to a lack of comparability. It also excluded any contingent consideration due to uncertainty of achievement. The following table shows the results of this analysis:

Licensing / M&A Comps: Akari Analysis – Preclinical Ophthalmology Companies

Date	Acquirer	Target	# Assets in Deal	Total Deal Value ($M)	Total Deal Value Per Asset ($M)	Upfront Deal Value ($M)	Upfront Deal Value Per Asset ($M)	Deal Subject
Sep-22	Boehringer Ingelheim	Surrozen	1	$599.50	$599.50	$12.50	$12.50	Surrozen entered into a collaboration and an exclusive worldwide license agreement with Boehringer Ingelheim to research and develop SZN-413 for the treatment of retinal diseases

Jun-22	Kuria Therapeutics	Scohia Pharm	1	$67.00	$67.00	Not specified	Not specified	Kuria Therapeutics entered into an exclusive worldwide agreement with Scohia Pharma to develop Schoia’s topical NRF2 activator for eye and skin disease

May-22	Vertex Pharmaceuticals	Gyre Therapeutics	4	$60.00	$15.00	$60.00	$15.00	Vertex Pharmaceuticals acquired Gyre Therapeutics (Catalyst Biosciences) portfolio of protease medicines, including CB 2782-PEG and CP-4332

May-20	Boehringer Ingelheim	CDR-Life	1	$495.53	$495.53	Not specified	Not specified	Boehringer Ingelheim licenses CDR-Life’s antibody fragment technology for their GA therapy in preclinical development

Dec-19	Biogen	Gyre Therapeutics	1	$355.00	$355.00	$15.00	$15.00	Biogen entered into an exclusive agreement to develop and commercialize Catalyst Biosciences’ CB2782-PEG for geographic atrophy (GA) associated dry age related macular degeneration (dry AMD) worldwide

		Mean	1.60	$315.41	$306.41	$29.17	$14.17
		Median	1.00	$355.00	$355.00	$15.00	$15.00
		75th Percentile	2.50	$547.52	$547.52	$60.00	$15.00
		25th Percentile	1.00	$63.50	$41.00	$12.50	$12.50

Note: 1) Both Gyre Therapeutics deals include CB 2782-PEG asset.

Based on this analysis, LW Securities determined a mean value of approximately $14.2 million and a median value of approximately $15 million for Akari.

For Peak Bio, LW Securities analyzed licensing and merger and acquisition transactions for private biopharmaceutical and specialty pharmaceutical companies for the prior five-year period with a focus on oncology, which were pre-IND preclinical (including discovery), and with a lead asset modality of antibody drug conjugate. LW Securities excluded companies focused on cell and gene therapies, reformulations and academic or research companies due to a lack of comparability. The following table shows the results of this analysis:

Licensing / M&A Comps: Peak Bio Analysis – Preclinical ADC Companies

Date	Acquirer	Target	# Assets in Deal	Total Deal Value ($M)	Total Deal Value Per Asset ($M)	Upfront Deal Value ($M)	Upfront Deal Value per Asset ($M)	Deal Subject
Apr-23	Bristol- Myers Squibb	Tubulis	2	$1,022.75	$511.38	$22.75	$11.38	Strategic License Agreement to obtain access to Tubulis’ proprietary P5 conjugation and Tubutecan platforms to develop versatile and customizable ADCs for cancer treatment

Jun-22	Astellas Pharma	Sutro Biopharma	3	$1,357.50	$452.50	$90.00	$30.00	Strategic Collaboration to Advance Novel Immunostimulatory Antibody-Drug Conjugates (iADCs) for patients who do not respond to immune checkpoint inhibitors

Feb-21	Bristol- Myers Squibb	Molecular Templates	3	$1,370.00	$456.67	$70.00	$23.33	Strategic Research Collaboration to discover and develop multiple oncology therapies using a next-generation engineered toxin body (ETB) platform

Apr-20	Iksuda Therapeutics	LegoChem Biosciences	3	$407.25	$135.75	Not Specified	Not Specified	Multi-Target Research Collaboration and License Agreement for LegoChem’s payload and linker to discover and advance lead ADCs in oncology

Oct-19	pH Pharma	Immunome	1	$100.00	$100.00	Not Specified	Not Specified	Companies to collaborate on the discovery of multiple novel antibody-drug conjugates that combine Immunome’s proprietary antibodies with pH Pharma’s novel toxin payloads

Apr-19	ADC Therapeutics	Adagene	1	$167.70	$167.70	Not Specified	Not Specified	ADC Therapeutics will use Adagene’s SAFEbody technology to produce masked antibodies for use with their payloads

Mar-19	Takeda	LegoChem Biosciences	3	$411.25	$137.08	$7.25	$2.42	Multi-Target Research Collaboration and License Agreement for the Development of Antibody-Drug Conjugates in Immuno-Oncology

		Mean	2.29	$690.92	$280.15	$47.50	$16.78
		Median	3.00	$411.25	$167.70	$46.38	$17.35
		75th Percentile	3.00	$1,357.50	$456.67	$85.00	$28.33
		25th Percentile	1.00	$167.70	$135.75	$11.13	$4.66

Based on this analysis, LW Securities determined a mean value of approximately $33.6 million and a median value of approximately $34.7 million for Peak Bio. Specifically, these mean and median values represent the upfront deal values per asset from the licensing or M&A deals or acquisitions multiplied by two to represent the potential upfront values for Peak Bio’s two programs (M2.9 PH1 ADC & M5 PH1 ADC), per publicly available information.

General

LW Securities is a nationally recognized boutique investment banking firm focused exclusively on life sciences, that provides financial advisory services and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, licensing transactions, private placements and valuations for corporate and other purposes. Akari retained LW Securities to render an opinion to the Akari Board as to the fairness, from a financial point of view, to the holders of Akari Ordinary Shares (including holders of Akari ADSs) of the Per Share Merger Consideration to be paid by Akari pursuant to the Merger Agreement based upon the foregoing qualifications, experience and expertise.

Akari paid LW Securities a fee of $250,000 for rendering its fairness opinion delivered in connection with the Merger. The opinion fee was not contingent in whole or in part on the success of the Merger, or on the results of LW Securities’ evaluation and analysis or upon the conclusions reached in LW Securities’ opinion. In addition, Akari agreed to reimburse LW Securities for its reasonable, documented, out-of-pocket expenses, including reasonable documented fees and disbursements of its counsel. Akari has also agreed to indemnify LW Securities against certain liabilities and other items that may arise out of the Akari’s engagement of LW Securities. The Akari Board did not limit LW Securities in any way in the investigations it made or the procedures it followed in rendering its opinion.

Except as described above, in the past two years, neither LW Securities nor any of its affiliates have provided any investment banking services to Akari, Peak Bio, or their respective affiliates, for which LW Securities or its affiliates received compensation, except that Locust Walk Partners, LLC, an affiliate of LW Securities, was engaged by Akari to, among other things, assist Akari in connection with Akari’s calculation of the Exchange Ratio specified in the Merger Agreement and received a fee of $100,000 in connection therewith, none of which was contingent on the success of the Merger.

Closing and Effective Time of the Merger

Subject to the satisfaction or waiver of the closing conditions, including the approval by Akari shareholders of the Merger Allotment Proposal, the Share Issuance Proposal and the Chairman Appointment Proposal, and approval by Peak Bio stockholders of the adoption of the Merger Agreement and the Merger, Akari and Peak Bio expect that the Merger will be completed in the fourth quarter of 2024. However, it is possible that factors outside the control of the parties to the merger agreement could result in the Merger being completed at a different time, or not at all.

The Merger Agreement provides that the Closing will occur as early as practicable on a date to be specified by the parties to the Merger Agreement and no later than the three business day after satisfaction or valid waiver of all of the conditions to Closing described under the section titled, “The Merger Agreement - Conditions to Completion of the Merger,” other than those conditions that by their nature may only be satisfied at the closing, but subject to the satisfaction or waiver of such conditions at the Closing, unless another date, time or place is agreed to in writing by the parties to the Merger Agreement. Akari, Merger Sub and Peak Bio will cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be filed on the date of the Closing (the “Closing Date”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL. The Merger will become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed by Akari and Peak Bio in writing and specified in the Certificate of Merger in accordance with the DGCL.

Governance Matters After the Merger

Under the Merger Agreement, the Akari Board will take all necessary corporate action so that, as of the Effective Time, the number of directors of the Akari Board will consist of seven (7) members, with three members designated by Akari, three members designated by Peak Bio (provided that, one such designee will be the non-executive chairman of the Akari Board) and one member designated by Akari and Peak Bio by mutual agreement. Each director will serve from and after the Closing Date and subject to applicable law and to such individual’s ability and willingness to serve. In the event any designee becomes unable or unwilling to serve as a director on the Akari Board or as chairman of the Akari Board as of the Effective Time, a replacement for such designee shall be determined by Akari and Peak Bio by mutual agreement.

Ownership of the Combined Company

The consideration to be received by Peak Bio Stock & Note Holders in exchange for their Peak Bio securities in the Merger will be equal to the Exchange Ratio. The Exchange Ratio will be calculated based on an initial 50% post-closing ownership split between Akari shareholders and Peak Bio Stock & Note Holders, subject to certain adjustments to the ratio (and therefore the post-closing ownership split) in respect of the net cash, as determined in accordance with the Merger Agreement, of each of Akari and Peak Bio at the close of business one business day prior to the anticipated consummation of the Merger. Each party will receive a negative adjustment to the initial Exchange Ratio to the extent such party’s Net Cash is less than negative $6,000,000. Each party will receive a positive adjustment to the initial Exchange Ratio to the extent such party’s closing Net Cash exceeds zero. The Merger Agreement provides that, under certain circumstances, additional Akari ADSs may be issued to the Peak Bio Stock & Note Holders following the consummation of the Merger equal to a second exchange ratio calculated in accordance with the Merger Agreement based on changes in net cash within 120 days following the closing of the Merger. Under no circumstances will the Exchange Ratio be adjusted such that either party’s pro-forma post-closing ownership of the combined company following the Closing exceeds 80%.

As of March 4, 2024, the date of the Merger Agreement, the estimated Exchange Ratio was such that based on the number of Akari ADSs expected to be issued in accordance with the Exchange Ratio at the consummation of the Merger in exchange for the shares of Peak Bio Common Stock, Peak Bio Stock & Note Holders would own approximately 48%, and Akari shareholders would own approximately 52%, of the combined company following the consummation of the Merger, on a fully diluted basis. For purposes of its fairness opinion, Peak Bio’s financial advisor, River Corporate Advisors, assumed that the aggregate Per Share Merger Consideration to be received by the Peak Bio Stock & Note Holders would be equal to $22.6 million as of the date of the Merger Agreement.

Because the Exchange Ratio is not fixed and is subject to adjustment under certain circumstances, the market value of the Merger Consideration to Peak Bio Stock & Note Holders may fluctuate with the market price of Akari ADSs. The relevant net cash levels of Peak Bio and Akari will not be known at the time that Peak Bio stockholders vote on the Merger.

The below table indicates the projected pro forma post-closing ownership of the combined company following the Closing, on a fully diluted basis, for each of Peak Bio Stock & Note Holders and Akari shareholders based on certain levels of net cash as well as a calculation of the resulting Exchange Ratio based on the fully diluted capitalization of Akari and Peak Bio as of October 1, 2024, the latest practicable date to determine such amounts before the filing of this Joint Proxy Statement/Prospectus.

	($ in millions)
	Minimum Exchange Ratio	Anticipated Exchange Ratio Range					Maximum Exchange Ratio
Akari Net Cash	$30,000,000	$(6,000,000)	$(6,000,000)	$(2,500,000)	$(2,500,000)	$1,000,000	$(6,000,000)
Peak Bio Net Cash	$(6,000,000)	$(8,500,000)	$(6,000,000)	$(8,500,000)	$(10,000,000)	$(10,000,000)	$30,000,000
Akari Shareholder Pro Forma Ownership	80.00%	52.50%	50.00%	52.50%	54.00%	55.00%	20.00%
Peak Bio Stock & Note Holders Pro Forma Ownership	20.00%	47.50%	50.00%	47.50%	46.00%	45.00%	80.00%
Exchange Ratio	0.0014	0.3131	0.3518	0.3131	0.2916	0.2779	1.5730

Regulatory Approvals and Related Matters

Subject to the terms and conditions of the Merger Agreement, each of Akari and Peak Bio have agreed to use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the Merger and the other transactions contemplated by the Merger Agreement, including (i) making any filings required by, or desirable under applicable antitrust laws as promptly as reasonably practicable following the date of the Merger Agreement and (ii) responding as promptly as practicable to any request for additional information and documentary material issued by a governmental authority pursuant to any antitrust law. No filings under the HSR Act are required for the Merger.

Subject to the prior good faith cooperation of the other parties and their subsidiaries, each party has agreed to take, and to cause each of its subsidiaries and affiliates to take, reasonable actions necessary to obtain any consents, clearances or approvals required under or in connection with the antitrust laws to enable all waiting periods under applicable antitrust laws to expire, and to avoid or eliminate impediments under applicable antitrust laws asserted by any governmental authority, in each case, to cause the Merger to occur prior to December 2, 2024. Neither party is required to sell, divest or otherwise dispose of, hold separate, enter into any license or similar agreement with respect to, restrict the ownership or operation of, or agree to sell, divest or otherwise dispose of, hold separate, enter into any license or similar agreement with respect to, or restrict the ownership or operation of, any assets or businesses of Peak Bio, Akari or their respective subsidiaries or affiliates.

Nasdaq Listing of the Akari ADSs; Delisting and Deregistration of Peak Bio Common Stock

It is a condition to the Merger that the Akari ADSs representing Akari Ordinary Shares to be issued in the Merger be authorized for listing on Nasdaq, subject to official notice of issuance. Akari has agreed to use its commercially reasonable efforts to cause the Akari ADSs representing Akari Ordinary Shares to be authorized for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time of the Merger. If the Merger is completed, shares of Peak Bio Common Stock, which currently trade on OTC under the trading symbol “PKBO,” will be delisted from OTC. In addition, following the Effective Time of the Merger, Peak Bio will be deregistered under the Exchange Act and will no longer be required to file periodic reports with the SEC with respect to Peak Bio Common Stock.

U.S. Federal Securities Law Consequences

Assuming the effectiveness of the registration statement on Form S-4 of which this Joint Proxy Statement/Prospectus forms a part, the Akari ADSs issued in the Merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for Akari ADSs issued to any Peak Bio Stock & Note Holders who may be deemed an “affiliate” of Akari after the completion of the Merger. This Joint Proxy Statement/Prospectus does not cover resales of Akari ADSs received by any person upon the completion of the Merger, and no person is authorized to make any use of this Joint Proxy Statement/Prospectus, or the registration statement on Form S-4 of which this Joint Proxy Statement/Prospectus forms a part, in connection with any resale of Akari ADSs.

Accounting Treatment

The Merger is expected to be accounted for as a business combination using the acquisition method with Akari as the accounting acquirer in accordance with Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations. Under this method of accounting, the Merger Consideration will be allocated to Peak Bio’s assets acquired and liabilities assumed based upon their estimated fair values at the date of completion of the Merger.

In addition, the acquisition method of accounting requires the acquirer to recognize the consideration transferred at fair value. Any differences between the estimated fair value of the Merger Consideration and the estimated fair value of the assets acquired and liabilities assumed will be recorded as goodwill. Alternatively, any excess of the estimated fair value of such assets and liabilities over the Merger Consideration would be recorded as bargain purchase gain.

THE MERGER AGREEMENT

This section describes the material terms of the Merger Agreement. The description in this section and elsewhere in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, as amended, a copy of which is attached as Annex A and is incorporated by reference into this Joint Proxy Statement/Prospectus. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. Akari and Peak Bio encourage you to read the Merger Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Akari and Peak Bio. Such information can be found elsewhere in this Joint Proxy Statement/Prospectus and in the public filings Akari and Peak Bio makes with the SEC, as described in the section of this Joint Proxy Statement/Prospectus titled “Where You Can Find More Information.”

Explanatory Note Regarding the Merger Agreement

The Merger Agreement and this summary of its terms have been included to provide you with information regarding its terms. Factual disclosures about Akari and Peak Bio contained in this Joint Proxy Statement/Prospectus or in Akari’s or Peak Bio’s public reports filed with the SEC may supplement, update or modify the factual disclosures about Akari or Peak Bio contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Akari, Merger Sub and Peak Bio were qualified and subject to important limitations agreed to by Akari, Merger Sub and Peak Bio in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Merger Agreement may have the right not to consummate the Merger if the representations and warranties of the other party(ies) prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to Akari shareholders and Peak Bio stockholders and reports and documents filed with the SEC and in some cases were qualified by the matters contained in the disclosure letter that Akari and Peak Bio delivered in connection with the Merger Agreement, which disclosures were not reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Joint Proxy Statement/Prospectus, may have changed since the date of the Merger Agreement.

Effects of the Merger; Directors and Officers; Certificate of Incorporation; By-laws

The Merger Agreement provides for the Merger of Merger Sub with and into Peak Bio subject to the terms and conditions in the Merger Agreement. Peak Bio will survive the Merger and continue to exist as a wholly owned direct subsidiary of Akari.

The directors of Merger Sub immediately prior to the Effective Time will, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time will, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their respective successors will have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and by-laws.

At the Effective Time, the certificate of incorporation and by-laws of the Surviving Corporation, as in effect immediately prior to the Effective Time, will be amended and restated to read as the certificate of incorporation and the by-laws of Merger Sub in effect immediately prior to the Effective Time, except that all references therein to Merger Sub shall be deemed to be references to the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law.

Following the Effective Time, all shares of Peak Bio Common Stock will be delisted from OTC, deregistered under the Exchange Act and cease to be publicly traded.

Dissenting Shares

Under the DGCL, Akari shareholders will not be entitled to exercise any appraisal rights in connection with the Merger. For information regarding how to exercise your voting rights as an Akari shareholder, please see “Information About The Akari General Meeting” of this Joint Proxy Statement/Prospectus.

If the Merger is completed, Peak Bio stockholders who have not waived such rights are entitled to appraisal rights under Section 262 of the DGCL, referred to as Section 262, provided that they comply with the conditions established by Section 262.

This section is intended to provide a brief summary of the material provisions of the Delaware statutory procedures that a stockholder must follow in order to seek and perfect appraisal rights. However, this summary is not a complete statement of all applicable requirements, and it is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached to this Joint Proxy Statement/Prospectus as Annex F. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that Peak Bio stockholders exercise their appraisal rights under Section 262. Failure to follow precisely any of the statutory procedures set forth in Annex F may result in a termination or waiver of appraisal rights.

A record holder of shares of Peak Bio capital stock who makes the demand described below with respect to such shares, who continuously holds such shares through the Effective Time of the Merger, who submits a written demand for appraisal to Peak Bio in compliance with the statutory requirements of Section 262, and who does not submit a proxy or vote in favor of the Merger Proposal or consent thereto in writing will be entitled to an appraisal by the Delaware Court of Chancery of the fair value of his, her or its shares of Peak Bio capital stock in lieu of the consideration that such stockholder would otherwise be entitled to receive pursuant to the Merger Agreement. All references in this summary of appraisal rights to a “stockholder” or “holders of shares of Peak Bio capital stock” are to the record holder or holders of shares of Peak Bio capital stock.

Under Section 262, because the Merger Agreement is to be submitted for adoption at the Peak Bio Special Meeting, not fewer than 20 days prior to the meeting, Peak Bio must notify each of the holders of its stock for whom appraisal rights are available that such appraisal rights are available and include in such notice a copy of Section 262. This Joint Proxy Statement/Prospectus constitutes such notice to the record holders of Peak Bio capital stock and a copy of Section 262 is attached to this Joint Proxy Statement/Prospectus as Annex F.

Peak Bio stockholders who desire to exercise their appraisal rights must satisfy all of the conditions of Section 262. Those conditions include the following:

Peak Bio stockholders electing to exercise appraisal rights must not submit a proxy or vote “for” the Merger Proposal. Submitting a proxy or voting “for” the Merger Proposal will result in the waiver of appraisal rights. Also, because a submitted proxy not marked “against” or “abstain” will be voted “for” the Merger Proposal, the submission of a proxy not marked “against” or “abstain” will result in the waiver of appraisal rights.

A written demand for appraisal of shares of Peak Bio capital stock must be delivered to Peak Bio before the taking of the vote on the Peak Bio Merger Proposal at the Peak Bio special meeting.. The written demand for appraisal of shares of Peak Bio capital stock is in addition to and separate from a vote against the Merger Proposal or an abstention from such vote. Failure to return your proxy, voting against, or abstaining from voting on, the Merger Proposal will not satisfy your obligation to make a written demand for appraisal. Failure to make a written demand for appraisal prior to the taking of the vote on the Merger Proposal at the Peak Bio Special Meeting will constitute a waiver of appraisal rights.

A demand for appraisal made by a stockholder must reasonably inform Peak Bio of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Peak Bio capital stock held by such stockholder. Any such demand for appraisal should be executed by or on behalf of the holder of record of the shares for which appraisal is demanded, fully and correctly, as the stockholder’s name appears on Peak Bio’s books and records and state that the person intends thereby to demand appraisal of the stockholder’s shares in connection with the Merger. The demand may also be made by a beneficial owner of shares of Peak Bio capital stock if, in addition to otherwise satisfying the foregoing requirements, (i) such beneficial owner continuously owns such shares through the effective time of the Merger and otherwise satisfies the requirements for appraisal applicable to a stockholder of record under subsection (a) of Section 262 and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of such shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of such shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices and to be set forth on the verified list described below. Alternatively, beneficial owners of shares of Peak Bio capital stock may have the holder of record of such shares submit the required demand in respect of such shares. Failure to deliver a written consent to, or to vote to, adopt the Merger Agreement and approve the Merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. A Peak Bio stockholder who elects to exercise appraisal rights should mail or deliver his, her or its written demand to Peak Bio, Inc., 4900 Hopyard Road, Suite 100, Pleasanton, CA 94588, Attention: Chief Financial Officer.

If shares of Peak Bio capital stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, any demand for appraisal executed by or for the fiduciary should be executed in that capacity. If the shares of Peak Bio capital stock are owned by or for more than one person, as in a joint tenancy or tenancy in common, such demand should be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a Peak Bio stockholder of record; however, the agent must identify such record holder or holders (and, if by an authorized agent of any beneficial owner or owners, must identify the beneficial owner or owners and otherwise comply with the requirements applicable to appraisal demands made by beneficial owners) and expressly disclose the fact that, in exercising the demand, he, she or it is acting as agent for such record holder or holders or beneficial owner or owners, as the case may be.

A record owner, such as a broker, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In that case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of the record owner.

Within 10 days after the effective time of the Merger, Peak Bio must provide notice of the effective time of the Merger to all Peak Bio stockholders who have complied with Section 262 and have not voted in favor of the Merger Proposal.

Within 120 days after the effective time of the Merger, either Peak Bio or any Peak Bio stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court of Chancery, with a copy served on Peak Bio in the case of a petition filed by a Peak Bio stockholder, demanding a determination of the fair value of the shares of Peak Bio capital stock held by all Peak Bio stockholders seeking to exercise appraisal rights. There is no present intent on the part of Peak Bio to file an appraisal petition, and Peak Bio stockholders seeking to exercise appraisal rights should not assume that Peak Bio will file such a petition or that Peak Bio will initiate any negotiations with respect to the fair value of such shares. Accordingly, Peak Bio stockholders who desire to have their shares of Peak Bio capital stock appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Failure to file a petition for appraisal within the time period specified in Section 262 could result in a loss of appraisal rights.

Within 120 days after the effective time of the Merger, any Peak Bio stockholder who has satisfied the requirements of Section 262 will be entitled, upon written request, to receive from Peak Bio a statement setting forth the aggregate number of shares of Peak Bio Common Stock not voting in favor of the Merger Proposal and with respect to which demands for appraisal were received by Peak Bio and the aggregate number of holders of such shares. Such statement must be mailed within 10 days after the Peak Bio stockholder’s request has been received by Peak Bio or within 10 days after the expiration of the period for the delivery of demands as described above, whichever is later.

If a petition for an appraisal is timely filed and a copy thereof is served upon Peak Bio, Peak Bio will then be obligated, within 20 days after such service, to file in the office of the Delaware Register in Chancery (the “Register”) a duly verified list containing the names and addresses of all Peak Bio stockholders who have demanded an appraisal of their shares of Peak Bio capital stock and with whom agreements as to the value of such shares have not been reached. Upon notice to the Peak Bio stockholders, as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine which Peak Bio stockholders are entitled to appraisal rights. The Delaware Court of Chancery may require the Peak Bio stockholders who have demanded an appraisal for their shares of Peak Bio capital stock and who hold such stock represented by certificates to submit their certificates of stock to the Register for notation thereon of the pendency of the appraisal proceedings; and if any Peak Bio stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court of Chancery will appraise the shares of Peak Bio capital stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the Merger. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their shares of Peak Bio capital stock. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5 percent over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the Merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, Peak Bio may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

Although the Peak Bio Board believes that the Per Share Merger Consideration is fair, no representation is made as to the outcome of the appraisal of fair value as would be determined by the Delaware Court of Chancery, and Peak Bio stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the consideration they would receive pursuant to the Merger Agreement. Moreover, Peak Bio does not anticipate offering more than the Per Share Merger Consideration to any Peak Bio stockholder exercising appraisal rights and reserves the right to assert in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Peak Bio capital stock is less than the Per Share Merger Consideration. In determining “fair value,” the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the Merger which shed any light on the future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.” In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

The cost of the appraisal proceeding, which does not include attorneys’ or experts’ fees, may be determined by the Delaware Court of Chancery and imposed upon the dissenting Peak Bio stockholder(s) and/or Peak Bio as the Delaware Court of Chancery deems equitable under the circumstances. Each dissenting Peak Bio stockholder is responsible for his, her or its attorneys’ and expert witness fees and expenses, although, upon application of a dissenting Peak Bio stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting Peak Bio stockholder in connection with the appraisal proceeding, including without limitation reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of Peak Bio capital stock entitled to appraisal.

Any Peak Bio stockholder who has duly demanded appraisal in compliance with Section 262 will not, after the effective time of the Merger, be entitled to vote for any purpose any shares of Peak Bio capital stock subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to Peak Bio stockholders of record at a date prior to the effective time of the Merger.

At any time within 60 days after the effective time of the Merger, any Peak Bio stockholder will have the right to withdraw his, her or its demand for appraisal and to accept the terms offered in the Merger Agreement. After this period, a Peak Bio stockholder may withdraw his, her or its demand for appraisal and receive payment for his, her or its shares as provided in the Merger Agreement only with the consent of Peak Bio. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the Merger, or if any Peak Bio stockholder otherwise fails to perfect, successfully withdraws, or loses such holder’s appraisal rights, then such stockholder’s right to appraisal will cease and such stockholder’s shares of Peak Bio capital stock will be deemed to have been converted at the effective time of the Merger into the right to receive the consideration that such Peak Bio stockholder would otherwise be entitled to receive pursuant to the Merger Agreement. Inasmuch as Peak Bio has no obligation to file such a petition, any Peak Bio stockholder who desires a petition to be filed is advised to file it on a timely basis. Any Peak Bio stockholder may withdraw such stockholder’s demand for appraisal by delivering to Peak Bio a written withdrawal of his, her or its demand for appraisal and acceptance of the Per Share Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the effective time of the Merger will require written approval of Peak Bio and (ii) no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any Peak Bio stockholder who commenced or joined such proceeding as a named party without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

Peak Bio stockholders and beneficial owners of Peak Bio capital stock should be aware that the fair value of shares of Peak Bio Common Stock as determined under Section 262 could be more than, the same as, or less than the value that Peak Bio stockholders are entitled to receive under the terms of the Merger Agreement.

Failure by any Peak Bio stockholder to comply fully with the procedures described above and set forth in Annex F to this Joint Proxy Statement/Prospectus may result in the loss of such stockholder’s appraisal rights. In view of the complexity of exercising appraisal rights under Delaware law, any Peak Bio stockholder considering exercising these rights should consult with legal counsel.

Closing and Effective Time of the Merger

The Closing of the Merger will take place as early as practicable on a date to be specified by the parties to the Merger Agreement and no later than the third business day after satisfaction or valid waiver of all of the conditions to closing other than those conditions that by their nature may only be satisfied at the closing, but subject to the satisfaction or waiver of such conditions at the closing.

Akari, Merger Sub and Peak Bio will cause the certificate of merger to be filed on the Closing Date with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL. The Merger will become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed by Akari and Peak Bio in writing and specified in the certificate of merger in accordance with the DGCL, which such time is referred to in this Joint Proxy Statement/Prospectus as the Effective Time.

Merger Consideration

At the Effective Time, (i) each issued and outstanding share of Peak Bio Common Stock (other than the shares of Peak Bio Common Stock held by Peak Bio as treasury stock, or shares of Peak Bio Common Stock owned by Akari, Merger Sub or any direct or indirect wholly owned subsidiaries of Akari and Dissenting Shares), will be converted into the right to receive Akari ADSs representing a number of Akari Ordinary Shares equal to the Exchange Ratio (as described below), and (ii) the total balance due under outstanding convertible promissory notes in the aggregate principal amount of up to $9.1 million will be canceled and converted into the right to receive a number of Akari ADSs representing Akari Ordinary Shares equal to the Exchange Ratio for each share of Peak Bio Common Stock issuable upon the conversion of such notes as of immediately prior to the effective time of the Merger; provided, that after taking into account all of the Certificates and Book-Entry Shares delivered by or on behalf of any holder, the number of Akari Ordinary Shares deposited in accordance with the Deposit Agreement and the Akari ADSs issued to such holder will, in each case, be rounded down to the nearest whole Akari Ordinary Share or Akari ADS, as applicable, and no fractional Akari Ordinary Shares will be deposited and Akari ADS will be issued.

No fractional Akari ADSs will be issued in exchange for any shares of Peak Bio Common Stock or in respect of any Adjusted Warrant or Adjusted Option, and no holder of any shares of Peak Bio Common Stock or Adjusted Warrants or Adjusted Options will be entitled to receive a fractional Akari ADS. No holder of a fractional share of Peak Bio Common Stock, if any, will receive or be entitled to receive any aggregate consideration with respect to such fractional share. No scrip representing fractional Akari ADSs or book-entry credit of the same will be issued in the Merger and, except as set forth in the Merger Agreement, no dividend or other distribution, stock split or interest will relate to any such fractional share, and such fractional share will not entitled the owner thereof to vote or to any other rights of an Akari shareholder or to any other aggregate consideration. The number of Akari ADSs to which a former holder of shares of Peak Bio Common Stock, Peak Bio Warrants or Peak Bio Options is entitled under the terms of the Merger Agreement will (after taking account all of the certificates and book-entry shares delivered by or on behalf of such holder) be rounded down to the nearest whole number of Akari ADSs.

All shares of Peak Bio Common Stock that are held by Peak Bio as treasury stock and any shares of Peak Bio Common Stock owned by Akari, Merger Sub or any other direct or indirect wholly owned subsidiary of Akari will automatically be canceled, retired and cease to exist, and no consideration will be delivered in exchange therefor.

Treatment of Warrants and Stock Options

Peak Bio Warrants

In connection with the Merger, each warrant to purchase capital stock of Peak Bio (each such warrant, a “Peak Bio Warrant”) outstanding immediately prior to the Effective Time will be converted into and exchangeable for warrants to purchase a number of Akari Ordinary Shares or Akari ADSs, as determined by Akari (each, an “Adjusted Warrant”), on substantially similar terms and subject to substantially similar conditions as were applicable to such Peak Bio Warrants immediately prior to the Effective Time (except for (i) terms rendered inoperative by reason of the Merger (ii) as provided in the following sentence and (iii) such amendments to the terms of the Adjusted Warrants as are necessary to comply with applicable Law). The number of Akari Ordinary Shares (or the number of Akari Ordinary Shares underlying Akari ADSs, as applicable) subject to each Adjusted Warrant will equal the number of shares of Peak Bio Common Stock issuable upon the exercise of such Peak Bio Warrant immediately prior to the Effective Time of the Merger multiplied the Exchange Ratio, with any fractional Akari ordinary shares or Akari ADSs rounded down to the nearest whole Akari Ordinary Share or Akari ADS, as applicable, and the exercise price with respect to each Akari Ordinary Share (or each Akari Ordinary Share underlying Akari ADSs, as applicable) underlying such Adjusted Warrant will equal the exercise price per share subject to such Peak Bio Warrant immediately prior to the Effective Time divided by the Exchange Ratio.

Peak Bio Options

In connection with the Merger, each Peak Bio Option that is then outstanding and unexercised, whether or not vested, will be assumed and converted into an option to purchase a number of Akari Ordinary Shares or Akari ADSs, as determined by Akari (each, an “Adjusted Option”), on the same terms and subject to the same conditions as were applicable to such Peak Bio Option immediately prior to the Effective Time, except for terms rendered inoperative by reason of the transactions contemplated by the Merger Agreement, such other administrative or ministerial changes as in the reasonable determination of Akari are appropriate to conform the administration of the Adjusted Options with other awards under Akari’s equity plans, and except as provided in the following sentence. The number of Akari Ordinary Shares (or the number of Akari Ordinary Shares underlying Akari ADSs, as applicable) subject to the Adjusted Option will be equal to the product of (i) the total number of shares of Peak Bio Common Stock subject to such Peak Bio Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, with any fractional Akari Ordinary Shares or Akari ADSs rounded down to the nearest whole Akari Ordinary Share or Akari ADS, as applicable. The exercise price per share of such Adjusted Option will be equal to the quotient of (A) the exercise price per share subject to such Peak Bio Option immediately prior to the Effective Time divided by (B) the Exchange Ratio, with any fractional cents rounded up to the nearest whole cent. The exercise price with respect to each Akari Ordinary Share (or each Akari Ordinary Share underlying Akari ADSs, as applicable) underlying any such Adjusted Option and the number of Akari Ordinary Shares (or Akari Ordinary Shares underlying Akari ADSs, as applicable) relating to any such Adjusted Option will be determined in a manner consistent with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the applicable regulations promulgated thereunder; and, in the case of any Peak Bio Option to which Section 422 of the Code applies, the exercise price per share of any such Adjusted Option and the number of Akari Ordinary Shares or Akari ADSs, as applicable, relating to any such Adjusted Option will be determined in accordance in a manner that satisfies the requirements of Section  424(a) of the Code.

Exchange Ratio

In this Joint Proxy Statement/Prospectus, “Exchange Ratio” means, subject to adjustment for any stock split, reclassification, exchange, dividend or distribution, the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Peak Merger Shares by (b) the Peak Outstanding Shares, in which:

•

“Akari Outstanding Shares” means, subject to adjustment for any stock split, reclassification, exchange, dividend or distribution, (i) the total number of Akari Ordinary Shares (including all Akari Ordinary Shares represented by Akari ADSs) outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Akari Ordinary Shares basis, calculated in accordance with the treasury method, and assuming, without limitation or duplication, the issuance of Akari Ordinary Shares in respect of all Akari Options, Akari RSUs, and other rights to receive such shares that will be outstanding immediately after the Effective Time (but specifically excluding any shares issued or to be issued pursuant to the PIPE Investment and all Akari Warrants or Akari Options having an exercise price that exceeds the implied value of the post-closing Akari Ordinary Shares as determined on the basis of the Exchange Ratio), plus (ii) the number of Akari Ordinary Shares represented by 121,500 Akari ADSs , which amount represents a payment by Akari to Paulson.

•	“Akari Adjustment Amount” means the sum of (i) 0.50 plus (ii) the Akari Adjustment Factor minus the Peak Adjustment Factor.

•	“Akari Adjustment Factor” means:

(i)	if the Net Cash of Akari (as finally determined pursuant to the Merger Agreement) (the “Akari Net Cash”) is greater than zero, the quotient obtained by dividing (a) Akari Net Cash by (b) 100,000,000.

(i)	if Akari Net Cash is equal to or greater than the Net Cash Target (as defined below) but less than or equal to zero, zero; and

(iii)

if Akari Net Cash is less than the Net Cash Target, the quotient obtained by dividing (a) the amount by which the Net Cash Target exceeds Akari Net Cash (expressed as a positive number) by (b) negative 100,000,000.

•	“Peak Adjustment Amount” means the sum of (i) 0.50 plus (ii) the Peak Adjustment Factor minus (iii) the Akari Adjustment Factor.

•	“Peak Adjustment Factor” means:

(i)	if the Net Cash of Peak Bio (as finally determined pursuant to the Merger Agreement) (the “Peak Net Cash”) is greater than zero, the quotient obtained by dividing (a) Peak Net Cash by (b) 100,000,000.

(i)	if Peak Net Cash is equal to or greater than the Net Cash Target but less than or equal to zero, zero; and

(iii)

if Peak Net Cash is less than the Net Cash Target, the quotient obtained by dividing (a) the amount by which the Net Cash Target exceeds Peak Net Cash (expressed as a positive number) by (b) negative 100,000,000.

•

“Peak Merger Shares” means product determined by multiplying (a) the quotient obtained by dividing (i) the Akari Outstanding Shares by (ii) the Akari Adjustment Amount, by (b) the Peak Adjustment Amount.

•

“Peak Outstanding Shares” means the total number of shares of Peak Bio Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Peak Bio Common Stock basis, calculated in accordance with the treasury method, and assuming, without limitation or duplication, the issuance of shares of Peak Bio Common Stock in respect of all Peak Bio Options and any other options, warrants or other rights to receive shares of Peak Bio Common Stock (but specifically excluding all Peak Bio Warrants or Peak Bio Options having an exercise price that exceeds the implied value of the Exchange Ratio).

•	“Net Cash Target” means negative six million dollars (-$6,000,000).

•

“Net Cash” means, without duplication, as of the close of business on the last business day prior to the anticipated Closing Date (the “Cash Determination Time”) and determined in accordance with the accounting principles set forth in the Merger Agreement, with respect to the applicable party (and rounded down to the nearest $100,000):

•	the sum of (I) (without duplication):

•	such party’s cash and cash equivalents, plus

•

the aggregate amount of any legal fees and expenses incurred in connection with the transactions contemplated by the Merger Agreement (“Specified Transaction Costs”) that have been paid by such party prior to the Closing, plus

•

the aggregate amount of any severance payments made to any current or former officer, director, employee, consultant or independent contractor of such party from the date of the Merger Agreement prior to Closing in connection with or in anticipation of the transactions contemplated by the Merger Agreement (in an amount not to exceed $1,500,000 in the case of Peak Bio and $3,000,000 in the case of Akari), plus

•	the aggregate amount of all prepaid expenses for D&O insurance of such party that will be utilized by Akari and/or the combined company on and following the Closing;

•	minus (II) the sum of (without duplication):

•

(a) (X) all accounts payable and accrued expenses (other than accrued expenses which are such party’s general transaction costs in connection with the Merger Agreement or the transactions contemplated thereby or Specified Employee Costs (as defined below)) and (Y) other current and long-term liabilities or other obligations for borrowed money (excluding, for the avoidance of doubt, in the case of the foregoing clauses (X) and (Y), (A) convertible notes or promissory notes that actually convert into Peak Bio equity at or prior to the Closing and are extinguished in full in connection with such conversion) and (B) any amounts of the type described in clauses (b) and (c) of this paragraph (II); plus

•	(b) any and all liabilities of such party to any current or former officer, director, employee, consultant or independent contractor of such party in respect of:

•

(1) any sale, change of control, “stay around”, success, retention payments or other similar payments that are or could become due as a result of the consummation of the Merger or other transactions contemplated by the Merger Agreement, but excluding any severance or related termination costs (which shall be addressed by clause (2) of this paragraph (II)(b));

•

(2) that constitute severance or related termination costs that are or could become due as a result of the termination of such current or former officer, director, employee, consultant or independent contractor of such party at or following the Closing (whether paid prior to the Closing or unpaid as of the Closing) in excess of, together with any amounts added to such party’s Net Cash in accordance with (I)(iii) of the definition of Net Cash, $1,500,000 in the case of Peak Bio and $3,000,000 in the case of Akari;

•	(3) pursuant to any employee benefit plan maintained by such party, including deferred compensation, accrued but unpaid bonuses and accrued but unpaid vacation or paid time off;

•

(4) any claims for unpaid salary, bonuses, vacation pay and expense reimbursement obligations or other compensatory amounts, whether accrued or unaccrued, related to the performance of services at any time prior to the Closing; or

•	(5) the employer portion of any payroll taxes associated with any of the payments set forth in the foregoing clauses (1) – (4) (collectively, the “Specified Employee Costs”); plus

•	(c) all of such party’s unpaid transaction costs (excluding any Specified Transaction Costs); plus

•

(d) to the extent not included in the calculation of clause (a) of this paragraph (II), all payables or obligations, whether absolute, contingent or otherwise, related to such party’s lease obligations (net of any rights of such party to receive payments relating to the property subject to such lease obligation pursuant to an arrangement reasonably acceptable in form and substance (including the creditworthiness of the counterparty thereto) to such party, such acceptance not to be unreasonably withheld, conditioned or delayed); plus

•

(e) to the extent not included in the calculation of clause (a) of this paragraph (II), all payables or obligations, whether absolute, contingent or otherwise, related to such party’s (1) research and development obligations and (2) utilization of laboratory space.

•	For the avoidance of doubt, notwithstanding anything to the contrary in the definition of “Net Cash”, Net Cash shall exclude the proceeds of the PIPE Investment and shall not be reduced by (w) any party’s unpaid Specified Transaction Costs, (x) any payables and obligations related to convertible notes or promissory notes that will convert into Peak Bio equity at or prior to the Closing, (y) any non-cash warrant liability or derivative liability or (z) any fees or expenses incurred by Peak Bio or Akari in connection with acquiring a D&O “tail” insurance policy of the Agreement, or other expenses of the Company or Parent associated with obtaining or maintaining directors’ and officers’ insurance policies related to the period following the Closing in the ordinary course of business.

•	Determination of the Exchange Ratio

•

No later than five (5) business days prior to the Closing Date (the “Determination Date”), Peak Bio will deliver to Akari a schedule (the “Peak Bio Net Cash Schedule”) setting forth, in reasonable detail, Peak Bio’s good faith, estimated calculation of (i) Net Cash of Peak Bio and its consolidated subsidiaries as of the Cash Determination Time and (ii) any potential Peak Bio Licensing Deal Revenue, as determined in good faith by Peak Bio, in each case, prepared and certified by the Peak Bio’s Chief Financial Officer. Peak Bio will make available to Akari, as reasonably requested by Akari, the work papers and back-up materials used or useful in preparing the Peak Bio Net Cash Schedule and the calculation of potential Peak Bio Licensing Deal Revenue and, if reasonably requested by Akari, the Peak Bio’s accountants and counsel at reasonable times and upon reasonable notice.

•

No later than the Determination Date, Akari will deliver to Peak Bio a schedule (the “Akari Net Cash Schedule”, and together with the Peak Bio Net Cash Schedule, each, a “Net Cash Schedule”) setting forth, in reasonable detail, Akari’s good faith, estimated calculation of (i) Net Cash of Akari and its consolidated subsidiaries as of the Cash Determination Time and (ii) any potential Akari Licensing Deal Revenue, prepared and certified by Akari’s Chief Financial Officer. Akari will make available to Peak Bio, as reasonably requested by Peak Bio, the work papers and back-up materials used or useful in preparing the Akari Net Cash Schedule and the calculation of potential Akari Licensing Deal Revenue and, if reasonably requested by Peak Bio, Akari’s accountants and counsel at reasonable times and upon reasonable notice.

Additionally, if any Akari Licensing Deal Revenue or Peak Bio Licensing Deal Revenue (each as defined below) is actually received in cash by Akari or the Surviving Corporation within one hundred and twenty (120) days following the Closing Date, and the amounts of such Parent Licensing Deal Revenue and/or Company Licensing Deal Revenue so received would result in a positive number of Additional Peak Merger Shares (as determined in accordance with the calculation set forth in the definition thereof in the Merger Agreement), then in addition to the Per Share Merger Consideration, each share of Peak Bio Common Stock shall have the right to receive an additional number of Akari ADSs (the “Additional Per Share Merger Consideration”) representing a number of Akari Ordinary Shares equal to the quotient obtained by dividing (a) such number of Additional Peak Merger Shares by (b) the Peak Outstanding Shares, which we refer to as the Additional Exchange Ratio, in which:

•

“Additional Peak Merger Shares” means a number of Akari Ordinary Shares, if any, equal to the positive difference between (a) the number of Peak Merger Shares resulting from a recalculation of the Peak Adjustment Amount to include the amount of any Peak Licensing Deal Revenue (with respect to the calculation of Peak Net Cash) and/or Akari Licensing Deal Revenue (with respect to the calculation of Akari Net Cash) that is actually received in cash by Akari or the Surviving Corporation within 120 days following the Closing Date and (b) the number of Peak Merger Shares used for purposes of calculating the Exchange Ratio at the Closing. For the avoidance of doubt, if the number of Peak Merger Shares resulting from the calculation described in clause (a) of this definition is less than the number of Peak Merger Shares described in clause (b) of this definition, the number of Additional Peak Merger Shares shall be equal to zero (0).

•	“Akari Licensing Deal” means any acquisition or license (other than any non-exclusive and non-material license granted by Akari in the ordinary course of business consistent with past practice) of, or joint venture, partnership, revenue or profit-sharing arrangement, collaboration or other similar transaction with respect to PAS-600 nomacopan for the treatment of Geographic Atrophy (GA).

•

“Akari Licensing Deal Revenue” means the amount of any upfront cash payment proposed to be paid to Akari in respect of a Akari Licensing Deal pursuant to a bona fide term sheet entered into between Akari and an unaffiliated third party, negotiated on arms’ length terms and without assigning value to any assets or product lines of Peak Bio, which term sheet remains in effect as of the Closing Date and which is reasonably likely to be paid within 120 days following the Closing Date.

•

“Peak Bio Licensing Deal” means any acquisition or license (other than any non-exclusive and non-material license granted by the Peak Bio in the ordinary course of business consistent with past practice) of, or joint venture, partnership, revenue or profit-sharing arrangement, collaboration or other similar transaction with respect to any Peak Bio product or asset, including, but not limited to, any product or asset (a) in the antibody-drug conjugate (ADC) platform or (b) related to PHP-303.

•

“Peak Bio Licensing Deal Revenue” means the amount of any upfront cash payment proposed to be paid to Peak Bio in respect of a Peak Bio Licensing Deal pursuant to a bona fide term sheet entered into between Peak Bio and an unaffiliated third party, negotiated on arms’ length terms and without assigning value to any assets or product lines of Akari, which term sheet remains in effect as of the Closing Date and which is reasonably likely to be paid within 120 days following the Closing Date.

Exchange Procedures

As promptly as practicable after the Effective Time (but in no event later than five (5) business days following the Effective Time), the Exchange Agent (as defined in the Merger Agreement) will mail to each holder of record of a Certificate representing shares of Peak Bio Common Stock, whose shares were converted pursuant to the Merger Agreement into the right to receive the Per Share Merger Consideration: (i) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to a Certificate will pass, only upon delivery of such Certificate to the Exchange Agent and will be in such form and have such other provisions as Akari may reasonably specify); and (ii) instructions for effecting the surrender of the Certificates in exchange for payment of the Per Share Merger Consideration plus, if applicable, any Additional Per Share Merger Consideration payable in accordance with the Merger Agreement. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed and properly completed, the holder of such Certificate will be entitled to receive in exchange therefor the Per Share Merger Consideration (plus, if applicable, any Additional Per Share Merger Consideration payable in accordance with the Merger Agreement) for each share of Peak Bio Common Stock formerly represented by such Certificate, and the Certificate so surrendered will forthwith be cancelled. Until surrendered as contemplated by the Merger Agreement, each Certificate will be deemed at any time after the Effective Time to represent only the right to receive the Per Share Merger Consideration as contemplated by the Merger Agreement plus, if applicable, any Additional Per Share Merger Consideration payable in accordance with the Merger Agreement and will not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, Peak Bio or the Surviving Corporation. In the event of a transfer of ownership of shares of Peak Bio Common Stock that is not registered in the transfer records of Peak Bio, the issuance of Akari ADSs or book-entries permitting the proper number of Akari ADSs, together with a check for any cash to be paid upon due surrender of the Certificate, will be made to such transferee (after giving effect to any required tax withholdings as provided in the Merger Agreement) if the Certificate formerly representing such shares is presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any and all transfer and other taxes required by reason of the issuance to such transferee have been paid or are not applicable.

Any holder of Book-Entry Shares will not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Per Share Merger Consideration that such holder is entitled to receive pursuant to the Merger Agreement plus, if applicable, any Additional Per Share Merger Consideration payable in accordance with the Merger Agreement. In lieu thereof, each holder of record of one or more book-entry shares whose shares of Peak Bio Common Stock were converted into the right to receive the Merger Consideration plus, if applicable any Additional Per Share Merger Consideration payable in accordance with the Merger Agreement, will, upon receipt by the Exchange Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Exchange Agent may reasonably request), be entitled to receive, and Akari will cause the Exchange Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, the Merger Consideration plus, if applicable any Additional Per Share Merger Consideration payable in accordance with the Merger Agreement, in each case, in respect of each such share of Peak Bio Common Stock, and the book-entry shares of such holder will forthwith be cancelled.

All Akari ADSs to be issued pursuant to the Merger (and all Akari Ordinary Shares represented thereby) will be deemed issued and outstanding as of the Effective Time; provided that no dividends or other distributions with respect to Akari ADSs (or Akari Ordinary Shares represented thereby) with a record date after the Effective Time will be paid to the former holder of any shares of Peak Bio Common Stock until the holder surrenders the shares. Subject to the effect of applicable law: (i) at the time of the surrender of any such shares of Peak Bio Common Stock for exchange, the surrendering stockholder will be paid, without interest, the amount of dividends or other distributions declared by the Akari Board (having a record date after the Effective Time but on or prior to surrender and a payment date on or prior to surrender) not theretofore paid with respect to the number of whole Akari ADSs that such holder is entitled to receive; and (ii) at the appropriate payment date and without duplicating any payment already made, the surrendering shareholder will be paid, without interest, the amount of dividends or other distributions (having a record date after the Effective Time but on or prior to surrender and a payment date subsequent to surrender) payable with respect to the number of whole Akari ADSs that such shareholder receives.

Representations and Warranties

Akari and Peak made customary representations and warranties in the Merger Agreement that have been qualified by (i) the disclosures in the documents filed with or furnished to the SEC, and are publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System prior to March 4, 2024, in each case, excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature or (ii) as set forth in the disclosure letters delivered by each of Akari and Peak Bio in connection with the Merger Agreement. These representations and warranties relate to, among other things:

•

due organization, valid existence, good standing under the laws of its respective jurisdiction of organization and corporate or other similar power and authority to carry on the business of the party and each of its subsidiary’s business as presently conducted;

•

corporate power and authority to execute, deliver and perform its obligations under the Merger Agreement and to consummate the transactions contemplated thereunder, subject only to the requisite approvals by the party’s shareholders or stockholders, as applicable;

•	enforceability of the Merger Agreement against the party;

•	required governmental consents, approvals, notices and filings;

•	absence of any default under any material contract;

•	capital structure;

•	ownership of such party’s subsidiaries’ outstanding capital stock, operations of subsidiaries and absence of encumbrances on the equity interests of subsidiaries;

•	proper filing or furnishing of required documents with the SEC since January 1, 2021;

•

the compliance of the consolidated financial statements contained in those documents with the rules and regulations of the SEC applicable thereto and with GAAP and their fair presentation of the consolidated financial position and consolidated results of operations and cash flows of the party and its subsidiaries, and the party’s disclosure controls and procedures relating to financial reporting;

•	information relating to the party included in the joint proxy statement/prospectus and registration statement;

•

absence of a material adverse effect with respect to the party and certain circumstances or events related to the party’s business since the dates set forth in the Merger Agreement, and no action taken since such dates by such party that, if taken during the interim period would constitute a default of the Merger Agreement, subject to certain exceptions;

•	absence of undisclosed liabilities, other than those that would not reasonably be expected to have a material adverse effect;

•	compliance with all applicable laws since January 1, 2021;

•	material contracts;

•	absence of certain litigation;

•	real property;

•	intellectual property;

•	tax matters;

•	employee benefit and compensation matters;

•	certain employment and labor matters;

•	environmental matters;

•	FDA, healthcare and related regulatory compliance;

•	insurance matters;

•	compliance with anti-corruption and other global trade control laws;

•	CFIUS matters;

•	absence of any undisclosed brokers’ or finders’ fees;

•	receipt of opinions from financial advisors; and

•	inapplicability of any anti-takeover law, rights plan, rights agreement and poison pill.

In addition, Akari provided representations and warranties relating to the ownership and operations of Merger Sub.

Certain of Peak Bio’s and Akari’s representations and warranties are qualified by, among other things, exceptions relating to the absence of respectively, a Peak Bio Material Adverse Effect and an Akari Material Adverse Effect. A Peak Bio Material Adverse Effect or Akari Material Adverse Effect will not be deemed to include effects, events, occurrences, developments or changes arising out of, relating to or resulting from:

•

changes or prospective changes generally affecting the economy, financial or securities markets or political, legislative or regulatory conditions, except and only to the extent such changes adversely affect Peak Bio or Akari in a disproportionate manner relative to other participants in its respective industry;

•

changes or prospective changes in Peak Bio’s or Akari’s industry, except and only to the extent such changes adversely affect Peak Bio or Akari in a disproportionate manner relative to other participants in its respective industry;

•

any change or prospective change in law or the interpretation thereof, except and only to the extent such changes adversely affect Peak Bio or Akari in a disproportionate manner relative to other participants in its respective industry;

•	any change or prospective change in applicable accounting regulations or principles, including GAAP, or the interpretation thereof;

•

acts of war, armed hostility, terrorism, volcanic eruptions, tsunamis, pandemics, earthquakes, floods, storms, hurricanes, tornadoes or other natural disasters, except and only to the extent such acts adversely affect Peak Bio or Akari in a disproportionate manner relative to other participants in its respective industry;

•

the public announcement by Akari of its proposal to combine with Peak Bio or the execution and delivery of the Merger Agreement (except to the extent such effect, event, occurrence, development or change was the result of a breach of the “no-conflict” representation in the Merger Agreement) or the announcement of the Merger, including the impact thereof on contractual or other relationships with suppliers, distributors, partners, employees, officers, directors, lenders, investors, patients, governmental authorities or other third parties, and any stockholder litigation;

•

any failure by Peak Bio or Akari to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings (it being understood and agreed that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Peak Bio Material Adverse Effect or an Akari Material Adverse Effect);

•

any change or prospective change in the price or trading volume of shares of Peak Bio Common Stock on the OTC or Akari ADSs on Nasdaq (it being understood and agreed that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Peak Bio Material Adverse Effect or an Akari Material Adverse Effect);

•	actions or omissions required by the Merger Agreement, or the failure to take any action prohibited by the Merger Agreement;

•

changes or prospective changes in Peak Bio’s or Akari’s credit ratings (it being understood and agreed that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Peak Bio Material Adverse Effect or an Akari Material Adverse Effect);

•	any delay in obtaining or making, or failure to obtain or make, any regulatory approval, clearance or application with respect to any of Peak Bio’s or Akari’s products;

•

any results, outcomes or data, adverse events, side effects or safety observations arising from, or any delay in the timing or conduct of, any nonclinical, preclinical or clinical studies, trials or tests related to any of Peak Bio’s or Akari’s products; or

•	changes or prospective changes in interest rates or foreign exchange rates.

Conduct of Akari’s and Peak Bio’s Business Pending the Merger

Each of Akari and Peak Bio agreed to certain covenants in the Merger Agreement restricting the conduct of its and its subsidiaries’ businesses between the date of the Merger Agreement and the earlier of the Effective Time and termination of the Merger Agreement, which have been qualified as set forth in the disclosure letters delivered by each of Akari and Peak Bio in connection with the Merger Agreement. In general, without the written consent of the other party, or except as otherwise required by applicable law or expressly permitted by the Merger Agreement or disclosed to the other party pursuant to the terms of the Merger Agreement, each of Akari and Peak Bio agreed as to itself and on behalf of its direct and indirect subsidiaries to conduct their business in the ordinary course of business consistent with past practice in all material respects and, to the extent consistent therewith, use their commercially reasonable efforts to (i) preserve their material assets, material intellectual property, and business; (ii) pay their debt and taxes when due, subject to good faith disputes over such debt and taxes; (iii) maintain existing relationships and goodwill with third parties; and (iv) keep in effect insurance policies in coverage amounts substantially similar to those in effect as of the date of the Merger Agreement.

Each of Akari, Peak Bio and its respective direct and indirect subsidiaries agreed not to:

•	amend their governing or organizational documents;

•

(i) issue, deliver, sell, grant, dispose of, pledge or otherwise encumber any shares of securities, except in connection with issuances of shares upon the exercise or settlement of options or restricted stock units that are outstanding as of the date of the Merger Agreement; (ii) redeem, purchase or otherwise acquire any outstanding securities, except in connection with the exercise or settlement of options or restricted stock units; (iii) adjust, split, combine, subdivide or reclassify any securities; (iv) enter into, amend or waive any of the rights under any contract with respect to the sale or repurchase of any securities; or (v) except as required under the Merger Agreement, amend or waive any rights under any agreement evidencing any outstanding;

•

directly or indirectly acquire or agree to acquire in any transaction any equity interest in any entity or division thereof or the purchase directly or indirectly of any properties or assets, other than purchases of supplies and inventory in the ordinary course of business consistent with past practice;

•

sell, pledge, dispose of, transfer, abandon, allow to lapse or expire, lease, license, mortgage or otherwise encumber any properties, rights or assets, except for dispositions of obsolete assets or expired inventory;

•

(A) incur, create, assume or otherwise become liable for any indebtedness for borrowed money or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Peak Bio, except for indebtedness that does not exceed $1,000,000 in the aggregate or (B) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Peak Bio;

•	declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or otherwise;

•

other than as required by applicable law or in accordance with the terms of any contract or Akari employee benefit plan or employee benefit plan set forth in disclosure letter provided by Akari or Peak Bio, as applicable, (A) increase the compensation or benefits (including severance benefits) of any current or former employees, officers, directors or other service providers of Akari or Peak Bio, as applicable, or its subsidiaries; (B) make any new equity or equity-based awards to any current or former employees, officers, directors or other service providers of Akari or Peak Bio, as applicable, or its subsidiaries; (C) take any action to accelerate the vesting or payment, or prefund or in any other way secure the payment of, compensation or benefits under any Akari employee benefit plan or Peak Bio employee benefit plan, as applicable; (D) enter into, negotiate, establish, amend, extend or terminate any Akari employee benefit plan or Peak Bio employee benefit plan, as applicable (including any arrangement that would be a Akari employee benefit plan or Peak Bio employee benefit plan, as applicable, if in effect on the date hereof) or any collective bargaining agreement; or (E) change any actuarial or other assumptions used to calculate funding obligations with respect to any Akari employee benefit plan or Peak Bio employee benefit plan, as applicable, or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except insofar as may be required by GAAP, applicable law or regulatory guidelines;

•

communicate in a writing that is intended for broad dissemination to Akari’s or Peak Bio’s, as applicable, (or any of its subsidiary’s) employees regarding compensation, benefits or other treatment they will receive following the Merger, unless any such communication is expressly permitted by the Merger Agreement (in which case, Akari will provide Peak Bio or Peak Bio will provide Akari, as applicable, with prior notice of, and the opportunity to review and comment upon, any such communications);

•	make any material changes in financial accounting methods, principals or practices or change an annual accounting period, except as may be required by GAAP, applicable law or regulatory guidelines;

•	write up, write down or write off the book value of any material assets, except to the extent required by GAAP;

•

release, compromise, assign, settle or agree to settle any litigation, or insurance claim, other than compromises, settlements or agreements involving only monetary payments not in excess of $25,000 individually or $100,000 in the aggregate, without the imposition of material equitable relief on, or the admission of wrongdoing;

•

make (other than in the ordinary course of business consistent with past practices), change or revoke any material income tax election or adopt or change any material method of tax accounting (except as required by GAAP); enter into any “closing agreement” as described in Section 7121 of the Code, settle or compromise any material liability with respect to taxes; amend any material tax return; or consent to any extension or waiver of the limitations period applicable to any claim or assessment with respect of taxes (other than any extension pursuant to an extension to file any tax return), in each case, to the extent such action would reasonably be expected to materially and adversely affect Akari, Peak Bio, or any of their respective subsidiaries in a taxable period (or portion thereof) ending after the closing;

•

make or commit to any capital expenditures of greater than $100,000 in the aggregate (other than those set forth in the capital expenditure budget delivered to Peak Bio or Akari, as applicable, prior to the date hereof);

•

enter into or terminate any material contract (other than a confidentiality agreement to the extent permitted by the Merger Agreement), (ii) materially modify, amend, waive any right under or renew any materially contract, (iii) enter into or extend the term or scope of any contract that purports to restrict Peak Bio, or any of its subsidiaries or affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area, or (iv) enter into any contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the Merger and the other transactions contemplated by the Merger Agreement;

•

make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, loan or advance to any person, other than advances to employees in the ordinary course of business consistent with past practice;

•

hire or offer, outside of the ordinary course of business, employment or engagement to, promote or terminate the employment or engagement of any director or officer, or any employee, independent contractor or consultant with total annual compensation in excess of $100,000;

•

hire or offer employment or engagement to, promote or terminate the employment or engagement of any director or officer, or any employee, independent contractor or consultant with total annual compensation in excess of $100,000;

•

merge or consolidate or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

•	fail to maintain in effect material insurance policies covering their properties, assets, and businesses;

•	purchase any marketable securities, except in the ordinary course of business, or materially change the investment guidelines with respect to their investment portfolio;

•

forgive any loans to any employees, officers or directors, or any of their respective affiliates, except, in the case of employees, in the ordinary course of business in connection with relocation activities; or

•

sell, transfer, assign, lease, license, covenant not to enforce, or otherwise dispose of (whether by merger, stock or asset sale or otherwise) to any Person (including any affiliate) any rights to any Akari intellectual property material to Akari or Peak Bio intellectual property material to Peak Bio, as applicable, or its subsidiaries, taken as a whole, other than licensing non-exclusive rights or entering in to customary nondisclosure or material transfer agreements in the ordinary course of business consistent with past practice,

•

cancel, dedicate to the public, disclaim, forfeit, reissue, reexamine, abandon without filing a substantially identical counterpart in the same jurisdiction with the same priority, or allow to lapse (except with respect to issued Patents expiring in accordance with their terms) any material Peak Bio intellectual property or Akari intellectual property, as applicable;

•

make any change to the respective material intellectual property that impairs such intellectual property or such party’s rights with respect to; disclose to any person (other than representatives of Akari or Peak Bio, as applicable) any trade secrets, know-how or confidential or proprietary information, except, in the case of confidential or proprietary information, in the ordinary course of business to a person that is subject to confidentiality obligations;

•

disclose to any person (other than representatives of Akari) any trade secrets, know-how or confidential or proprietary information, except, in the case of confidential or proprietary information, in the ordinary course of business to a person that is subject to confidentiality obligations;

•	fail to take or maintain reasonable measures to protect the confidentiality and value of trade secrets included in their material owned intellectual property;

•	enter into a definitive agreement providing for a licensing deal (other than a licensing deal that is a superior proposal); or

•	authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of, the foregoing actions.

No Solicitation of Acquisition Proposals; Intervening Event

Except as permitted by the terms of the Merger Agreement as described below, from March 4, 2024 until the earlier of the Effective Time and the valid termination of the Merger Agreement, the Merger Agreement provides that Peak Bio, its subsidiaries and representatives:

•	will cease all existing discussions, negotiations and communications with any persons or entities with respect to any Peak Bio Acquisition Proposal (as defined below);

•	will not, directly or indirectly through another person:

•

initiate, seek, solicit or knowingly encourage, including by way of furnishing any non-public information relating to Peak Bio or any of its subsidiaries, or knowingly induce or take any other action which would reasonably be expected to lead to the making, submission or announcement of any Peak Bio Acquisition Proposal;

•

engage in negotiations or discussions with, or provide any non-public information to, any person (other than Akari or any of its affiliates or representatives) relating to any Peak Bio Acquisition Proposal or grant any waiver or release under any standstill or other agreement, except that if the Peak Bio Board determines in good faith that the failure to grant any waiver or release would reasonably be expected to be inconsistent with the Peak Bio directors’ fiduciary duties under applicable law, Peak Bio may waive any such standstill provision to permit a third party to make a Peak Bio Acquisition Proposal;

•	enter into any agreement, including any letter agreement, memorandum of understanding, agreement in principal, Merger Agreement or similar agreement relating to any Peak Bio Acquisition Proposal; or

•	resolve to do any of the foregoing;

•	will not provide and will, by March 5, 2024, terminate access of any third party to any data room (virtual or actual) containing any of Peak Bio’s confidential information; and

•

by March 6, 2024, Peak Bio will request the return or destruction of all confidential, non-public information provided to third parties that have entered into confidentiality agreements relating to a possible Peak Bio Acquisition Proposal with Peak Bio or any of its subsidiaries.

In this Joint Proxy Statement/Prospectus, a “Peak Bio Acquisition Proposal” means any proposal or offer, whether or not in writing, from any person, persons or group (other than Akari, Merger Sub or any of their respective affiliates) relating to any transaction or series of related transactions involving (a) any direct or indirect acquisition or purchase from Peak Bio or its subsidiaries of (i) 20% or more (based on the fair market value thereof, as determined by the Peak Bio Board (or any committee thereof) in good faith) of assets (including capital stock of Peak Bio’s subsidiaries), or by means of a merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction to which Peak Bio or its subsidiaries is a party, of Peak Bio and its subsidiaries, taken as a whole or (ii) 20% or more of the outstanding shares of Peak Bio Common Stock, or (b) any tender offer or exchange offer that, if consummated, would result in any person, persons or group owning, directly or indirectly, 20% or more of the outstanding shares of Peak Bio Common Stock or (c) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange, license or similar transaction to which Peak Bio or its subsidiaries is a party pursuant to which (i) any person, persons or group (or the stockholders of any such person(s)) would own, directly or indirectly, 20% or more of the voting securities of Peak Bio or of the surviving entity in a merger involving Peak Bio or the resulting direct or indirect parent of Peak Bio or such surviving entity, other than, in each case, the Merger or (ii) the owners of outstanding shares of Peak Bio Common Stock immediately prior to such transaction would own less than 80% of the voting securities of Peak Bio or of the surviving entity in a merger involving Peak Bio or the resulting direct or indirect parent of Peak Bio or such surviving entity, other than, in each case, the Merger and the PIPE Investments; provided, for the avoidance of doubt, Peak licensing deal will not constitute a Peak Bio Acquisition Proposal.

Similarly, except as permitted by the terms of the Merger Agreement as described below, from March 4, 2024 until the earlier of the Effective Time and the termination of the Merger Agreement, Akari, its subsidiaries and representatives:

•	will cease all existing discussions, negotiations and communications with any persons or entities with respect to any Akari Acquisition Proposal (as defined below);

•	will not, directly or indirectly through another person:

•

initiate, seek, solicit or knowingly encourage (including by way of furnishing any non-public information relating to Akari or any of its subsidiaries), or knowingly induce or take any other action which would reasonably be expected to lead to the making, submission or announcement of any Akari Acquisition Proposal;

•

engage in negotiations or discussions with, or provide any non-public information to, any person (other than Peak Bio or any of its affiliates or representatives) relating to any Akari Acquisition Proposal or grant any waiver or release under any standstill or other agreement;

•	enter into any agreement, including any letter agreement, memorandum of understanding, agreement in principal, merger agreement or similar agreement relating to any Akari Acquisition Proposal, or

•	resolve to do any of the foregoing.

•	will not provide and will , by March 5, 2024, terminate access of any third party to any data room (virtual or actual) containing any of Akari’s confidential information; and

•

by March 6, 2024, Akari will request the return or destruction of all confidential, non-public information provided to third parties that have entered into confidentiality agreements relating to a possible Akari Acquisition Proposal with Akari or any of its subsidiaries.

In this Joint Proxy Statement/Prospectus, an “Akari Acquisition Proposal” means any proposal or offer, whether or not in writing, from any person, persons or group (other than Peak Bio or any of its respective affiliates) relating to any transaction or series of transactions involving (a) any direct or indirect acquisition, purchase or license from Akari or its subsidiaries, in a single transaction or a series of transactions, of (i) 20% or more (based on the fair market value thereof, as determined by the Akari Board (or any committee thereof) in good faith) of assets (including capital stock of Akari’s subsidiaries), or by means of any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction to which Akari or its subsidiaries is a party, of Akari and its subsidiaries, taken as a whole or (ii) 20% or more of the outstanding Akari ADSs, taken as a whole, or (b) any tender offer or exchange offer that, if consummated, would result in any person, persons or group owning, directly or indirectly, 20% or more of the outstanding Akari ADSs, taken as a whole or (c) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange, license or similar transaction to which Akari or its subsidiaries is a party pursuant to which (i) any person, persons or group (or the stockholders of any such person(s)) would own, directly or indirectly, 20% or more of the voting securities of Akari or of the surviving entity in a merger involving Akari or the resulting direct or indirect parent of Akari or such surviving entity, or (ii) the owners of outstanding Akari ADSs and Akari Ordinary Shares, taken as a whole immediately prior to such transaction would own less than 80% of the voting securities of Akari or of the surviving entity in a merger involving Akari or the resulting direct or indirect parent of Akari or such surviving entity, other than, in each case, the Merger and the PIPE Investments; provided, for the avoidance of doubt, a Akari licensing deal will not constitute an Akari Acquisition Proposal. .

In this Joint Proxy Statement/Prospectus, we refer to a Akari Acquisition Proposal together with the Peak Bio Acquisition Proposal as an Acquisition Proposal.

If, at any time prior to obtaining the required approval from the Peak Bio stockholders or Akari shareholders, as applicable, Peak Bio or Akari receives a written Acquisition Proposal from a third party and the receipt of such Acquisition Proposal was not initiated, sought, solicited, knowingly encouraged or knowingly induced in violation of the Merger Agreement, then Peak Bio or Akari, as applicable, may:

•

contact the person(s) that made such Acquisition Proposal in order to clarify the terms of such Acquisition Proposal so that the Peak Bio Board or Akari Board may inform itself about such Acquisition Proposal;

•	furnish information concerning its business, properties or assets to any person pursuant to an Acceptable Confidentiality Agreement; and

•

negotiate and participate in discussions and negotiations with such person concerning such Acquisition Proposal, if the Peak Bio Board or Akari Board, as applicable, determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or is reasonably likely to constitute or lead to a superior proposal.

In this Joint Proxy Statement/Prospectus, an “Acceptable Confidentiality Agreement” means any agreement with Peak Bio or Akari, as applicable, that is either (a) in effect as of March 4, 2024 or (b) executed, delivered and effective after March 4, 2024, in either case containing provisions that require any counterparty thereto (and any of its Affiliates and Representatives) that receive material non-public information of, or with respect to, Peak Bio or Akari, as applicable, to keep such information confidential; provided, however, that, in the case of clause (b), (i) the provisions contained therein are not materially less favorable in the aggregate to Peak Bio or Akari, as applicable, than the terms of the Confidentiality Agreement, dated June 7, 2023 (as it may be amended from time to time), between Peak Bio and Akari (the, “Confidentiality Agreement”) (it being agreed that such agreement need not contain any “standstill” or similar provisions that prohibit the making of any Peak Bio Acquisition Proposal or Akari Acquisition Proposal, as applicable) and (ii) such agreement does not contain any provision that prohibits Peak Bio or Akari, as applicable, from satisfying its obligations under the Merger Agreement.

Peak Bio or Akari, as applicable, will (i) promptly provide the other party notice (A) of the receipt of any Acquisition Proposal, which notice will include a complete, unredacted copy of such Acquisition Proposal, and (B) of any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations sought to be initiated or continued with, Peak Bio or Akari (as applicable), or any its respective representatives concerning an Acquisition Proposal that constitutes or is reasonably likely to constitute or lead to an Acquisition Proposal, and disclose the identity of the other party (or parties) and the material terms of such inquiry, offer, proposal or request and, in the case of written materials, provide copies of such materials, (ii) promptly (and, in any case, within 24 hours) make available to the other party copies of all materials regarding Peak Bio and its subsidiaries or Akari and its subsidiaries provided by Peak Bio or Akari to such party but not previously made available to Peak Bio or Akari and (iii) keep Peak Bio or Akari informed on a reasonably prompt basis (and, in any case, within 24 hours of any significant development) of the status and material details (including amendments and proposed amendments) of any such Acquisition Proposal or other inquiry, offer, proposal or request.

Except as permitted by the Merger Agreement, as described below, neither the Peak Bio Board, Akari Board nor any respective committee thereof will:

•	withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, its recommendation, in each case in a manner adverse to the other party(ies);

•	approve or recommend any Acquisition Proposal;

•	enter into any agreement with respect to any Acquisition Proposal (other than a confidentiality agreement); or

•

if an Acquisition Proposal is publicly announced, fail to reaffirm or re-publish its recommendation within ten business days of being requested by the other party to do so, provided that (i) neither party may make any such request on more than two occasions in response to the same facts, events, circumstances or set of circumstances arising in connection with an Acquisition Proposal, (ii) neither party may make any such request at any time following the other party’s delivery of a notice of its board of directors’ intention to effect an adverse recommendation change following the receipt of a superior proposal or in response to an intervening event or terminate the agreement in order to enter into a definitive agreement providing for a superior proposal (iii) neither party may make any such request at any time following the other party’s delivery of a notice of their respective board of directors’ intention to terminate the Merger Agreement in order to enter into a definitive agreement providing for a superior proposal or to effect an adverse recommendation change following the receipt of a superior proposal or in response to an intervening event. If either party has made any such request and, prior to the expiration of ten business days, the other party delivers a notice described in clause (ii) or clause (iii), the ten business day period will be tolled on a daily basis during the period beginning on the date of delivery of such notice and ending on the date on which the board of directors has determined not to effect an adverse recommendation change or terminate the Merger Agreement, as applicable.

If, at any time prior to the receipt of the required approval from the Akari shareholders or Peak Bio stockholders (as applicable), the Peak Bio Board or Akari Board receives an Acquisition Proposal that the Peak Bio Board or Akari Board, as applicable, determines in good faith constitutes a superior proposal, after consultation with its respective financial advisor and outside legal counsel, either board may:

•	effect an adverse recommendation change; or

•

authorize Peak Bio or Akari, as applicable, to terminate the Merger Agreement in order to enter into a definitive agreement providing for a superior proposal (i) if the Peak Bio Board or Akari Board, as applicable, determines in good faith that the failure to take such action would reasonably be expected to be inconsistent with the applicable Board’s fiduciary duties under applicable law and (ii) subject to the following additional conditions:

•	Akari or Peak Bio, as applicable, has notified the other party in writing that it intends to effect an adverse recommendation change or terminate the Merger Agreement;

•

if applicable, Akari or Peak Bio, as applicable, has provided the other party with a copy of the proposed definitive agreements between Akari or Peak Bio, as applicable, and the person making such superior proposal;

•

for a period of four days following the delivery of such notice, Akari or Peak Bio, as applicable, has discussed and negotiated in good faith and made its respective representatives available to discuss and negotiate in good faith (in each case to the extent the other party desires to negotiate) with Akari’s or Peak Bio’s representatives, as applicable, any proposed modifications to the terms and conditions of the Merger Agreement that the Akari or Peak Bio Board determines in good faith that the failure to take such action would no longer reasonably be expected to be inconsistent with the Akari Board’s or Peak Bio Board’s fiduciary duties, as applicable, under applicable law (any amendment to any material term or condition of any superior proposal requires a new notice and a new three day negotiation period); and

•

no earlier than the end of such negotiation period, the Akari Board or Peak Bio Board, as applicable, has determined in good faith, after considering the terms of any proposed amendment or modification to the Merger Agreement, that (i) the Acquisition Proposal that is the subject of the notice described above still constitutes a superior proposal and (ii) the failure to take such action would still reasonably be expected to be inconsistent with the Akari Board’s or Peak Bio Board’s fiduciary duties, as applicable, under applicable law.

Other than in connection with a superior proposal, prior to obtaining the required approval from its shareholders or stockholders (as applicable), the Akari Board or Peak Bio Board may withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, its recommendation in response to an intervening event, but only if:

•

the Peak Bio Board or Akari Board determines in good faith that the failure to take such action would reasonably be expected to be inconsistent with its directors’ fiduciary duties under applicable law;

•

Peak Bio or Akari notified the other party in writing that it intends to effect an adverse recommendation change due to the occurrence of an intervening event (which notice will specify the intervening event in reasonable detail);

•

for a period of four days following the notice mentioned above, Peak Bio or Akari have discussed and negotiated in good faith and made its representatives available to discuss and negotiate in good faith, in each case to the extent the other party desires to negotiate, with the other party’s representatives any proposed modifications to the terms and conditions of the Merger Agreement so that the failure to take such action would no longer reasonably be expected to be inconsistent with the Peak Bio or Akari directors’ fiduciary duties under applicable law (any material change to the facts and circumstances relating to an intervening event requires a new notice and a new three day negotiation period); and

•

no earlier than the end of the negotiation period, the Peak Bio Board or Akari Board has determined in good faith, after considering the terms of any proposed amendment or modification to the Merger Agreement, that the failure to take such action would still reasonably be expected to be inconsistent with its directors’ fiduciary duties under applicable law.

An intervening event means a material event or circumstance not known to the Peak Bio Board or Akari Board, as applicable, on the date of the Merger Agreement, which event or circumstance becomes known to the

Peak Bio Board or Akari Board, as applicable, prior to the Effective Time; provided, however, that in no event will the following constitute an intervening event: (a) a Peak Bio Acquisition Proposal or Akari Acquisition Proposal, (b) any material event or circumstance that was known or reasonable foreseeable to the Peak Bio Board or Akari Board, as applicable, as of March 4, 2024 (or if known or reasonably foreseeable, the consequences of which were not reasonably foreseeable) or (c) changes in the price of shares of Peak Bio Common Stock or the price of Akari ADSs, in and of themselves.

Registration Statements; Joint Proxy Statement/Prospectus

Akari and Peak Bio agreed to jointly prepare and file with the SEC a joint proxy statement/prospectus in preliminary form, containing the recommendation of the Akari Board to approve the Share Issuance Proposal and the Chairman Appointment (unless an adverse recommendation change has occurred) and the recommendation of the Peak Bio Board to approve the Merger Proposal (unless an adverse recommendation change has occurred).

Akari agreed to prepare and file with the SEC a Form S-4, which includes the joint proxy statement/prospectus, in each case as promptly as practicable, but in any event, within 45 business days following the execution of the Merger Agreement.

To the extent necessary, (i) Akari will cause the depositary of Akari ADSs to prepare and file with the SEC, no later than the date prescribed by the rules and regulations under the Securities Act, a registration statement, or a post-effective amendment thereto, as applicable, on Form F-6 or 8-K, as applicable, with respect to the Akari ADSs deliverable in connection with the Merger and (ii) Akari will use its commercially reasonable best efforts to have such filing declared effective under the Securities Act as promptly as practicable after such filing and to keep such filing effective as long as necessary to consummate the transactions contemplated by the Merger Agreement, including the Merger.

Akari agreed to use its commercially reasonable efforts, and Peak Bio agreed to reasonably cooperate with Akari in such efforts, including by providing all information reasonably requested by Akari in connection with the preparation of the Form S-4, to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the transactions contemplated by the Merger Agreement, including the Merger. Akari agreed to also use commercially reasonable efforts to take any action required to be taken under any applicable state securities laws and other applicable laws in connection with the issuance of Akari ADSs pursuant to the Merger Agreement, and each party agreed to furnish all information concerning Peak Bio and Akari, as applicable, as may be reasonably requested by the other party in connection with any such action and the preparation, filing and distribution of the joint proxy statement/prospectus.

No filing of, or amendment or supplement to, or correspondence to the SEC or its staff with respect to, the Form S-4, will be made by Akari, or with respect to the joint proxy statement/prospectus will be made by Peak Bio, or in either case any of their respective subsidiaries, without providing the other party a reasonable opportunity to review and comment thereon. Akari has agreed to advise Peak Bio, promptly after it receives notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Akari ADSs issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. Peak Bio has agreed to advise Akari, promptly after it receives notice of any request by the SEC for the amendment of the joint proxy statement/prospectus or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time Peak Bio or Akari discover that any information relating to Peak Bio or Akari, or any of their respective affiliates, officers or directors, which should be set forth in an amendment or supplement to either the Form S-4 or the joint proxy statement/prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers such information will promptly notify the other parties hereto and an appropriate amendment or supplement describing such information will be promptly filed with the SEC, after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable law, disseminated to holders of shares of Peak Bio Common Stock.

Whether or not the Merger is completed, Akari and Peak Bio have agreed to share equally all expenses incurred in connection all filings and other fees paid to the SEC (other than attorneys’ fees, accountants’ fees, investment banks’ fees and related expenses).

Meetings of Peak Bio Stockholders and Akari Shareholders

Peak Bio has agreed that, following the date on which the Form S-4 is declared effective by the SEC, to duly call, give notice of, convene and hold a meeting of its stockholders (the “Peak Bio Stockholders Meeting”) for the purpose of seeking the Peak Bio Stockholder Approval and unless the Peak Bio Board has effected an adverse recommendation change, will use its commercially reasonable efforts to solicit adoption of the Merger Agreement. Peak Bio has agreed to, after consultation with Akari, schedule its meeting of stockholders to be held within thirty days of the initial mailing of the joint proxy statement/prospectus and substantially contemporaneously with Akari’s general meeting of shareholders.

Akari has agreed that, following the date on which the Form S-4 is declared effective by the SEC to duly call, give notice of, convene and hold a meeting of its stockholders (the “Akari Shareholders Meeting”) for the purpose of seeking the Akari Shareholder Approval and unless the Akari Board has effected an adverse recommendation change, will use reasonable best efforts to solicit approval of the approval of the issuance and delivery of Akari ADSs (and all Akari Ordinary Shares represented thereby). Akari has agreed to, after consultation with Peak Bio, schedule its general meeting of shareholders to be held substantially contemporaneously with Peak Bio’s meeting of stockholders.

Peak Bio may postpone, recess or adjourn its stockholder’s meeting:

•	with the consent of Akari;

•

to ensure that any required supplement or amendment to the joint proxy statement/prospectus is provided to the Peak Bio stockholders within a reasonable amount of time in advance of the Peak Bio stockholders’ meeting;

•

if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute a quorum or to obtain the required stockholder approval, to allow reasonable additional time for solicitation of proxies for the purpose of obtaining a quorum or the required stockholder approval, as applicable; or

•	as may be required by applicable law or Peak Bio’s organizational documents.

Akari may postpone, recess or adjourn its shareholder’s meeting:

•	with the consent of Peak Bio;

•	to ensure that any required supplement or amendment to the joint proxy statement/prospectus is provided to Akari shareholders within a reasonable amount of time in advance of the Akari shareholders’;

•	if there are not a sufficient number of affirmative votes present in person or by proxy at such meeting to constitute a quorum;

•

if there are not sufficient affirmative votes in person or by proxy to obtain the required shareholder approval, to allow reasonable additional time for solicitation of proxies for the purpose of obtaining the required shareholder approval; or

•	as may be required by applicable law.

Akari has also agreed to take all action necessary to cause Merger Sub to perform its obligations under the Merger Agreement and to consummate the Merger and other transactions contemplated by the Merger Agreement.

Access to Information

Prior to the Effective Time, each of Akari and Peak Bio will be entitled, through their respective employees and representatives, respectively, to have such access to the assets, properties, books, records, contracts, business and operations of the other party as is reasonably necessary or appropriate in connection with its investigation of the other party with respect to the transactions contemplated by the Merger Agreement and the execution, performance or consummation of such transactions, including the structure of the Merger and integration planning in the case of Akari.

Any such investigation and examination is to be conducted at reasonable times during business hours upon reasonable advance notice and under reasonable circumstances so as to minimize disruption to or impairment of the other party’s business and each of Akari and Peak Bio agreed to cooperate therein. No investigation by Akari and Peak Bio, whether conducted prior to or after March 4, 2024, will diminish or obviate any of the representations, warranties, covenants or agreements of Akari or Peak Bio contained in the Merger Agreement. Each of Akari and Peak Bio will provide the other party’s representatives during such period with all such information and copies of such documents concerning the affairs of Peak Bio or Akari, as applicable, as such other party’s representatives may reasonably request and cause its officers, employees, consultants, agents, accountants and attorneys to reasonably cooperate with such other party’s representatives in connection with such investigation.

The disclosing party is not, however, required to permit any inspection or other access, or to disclosure any information, that in its reasonable, good faith judgment would reasonably be expected to:

•	result in such disclosure:

•	resulting in the disclosure of any trade secrets to third parties;

•	violating any applicable law or cause any privilege (including attorney-client privilege) to be undermined with respect to the information;

•	violating any obligation with respect to confidentiality, non-disclosure or privacy;

•	materially interfere with the conduct of the party’s business; or

•	of the party’s board of directors or its committee’s materials that relate to an acquisition proposal;

•

be included in the meeting minutes of the party’s board or its committees and relates to the discussion of the transactions contemplated by the Merger Agreement or any similar transaction between the party and any other person (including any presentations or materials prepared by and for the party’s board of directors), or

•	if Peak Bio and its subsidiaries, on the one hand, and Akari or any of its subsidiaries, on the other hand, are adverse parties in an action and such information is reasonably pertinent.

All information shared by either party pursuant to the foregoing is held confidential subject to the terms of the confidentiality agreement between Akari and Peak Bio.

Public Disclosure

Akari, Peak Bio and their respective affiliates have agreed, for so long as the Merger Agreement is in effect, not to disseminate any press release or other public announcement concerning the Merger Agreement, the Merger or the other transactions contemplated thereby, except as required by law or the rules of any listing authority or any securities exchange, without the prior consent of each of the other parties thereto, which consent may not be unreasonably withheld, conditioned or delayed.

However, without prior consent of the other parties, each party may communicate information that is not confidential information of any other party to financial analysts, investors and media representatives in a manner consistent with its past practice in compliance with applicable law and may disseminate the information included in a press release or other document previously approved for external distribution by the other parties.

Neither party is required to consult with the other party in connection with any press release or public announcement if the Akari Board or Peak Bio Board has effected an adverse recommendation change or resolved to do so. Furthermore, the foregoing consent requirements do not apply to any disclosure by Akari or Peak Bio of any information concerning the Merger Agreement, the Merger or the other transactions contemplated thereby in connection with a determination by either Akari or Peak Bio that an Acquisition Proposal constitutes, or may constitute, a superior proposal or any dispute between the parties regarding the Merger Agreement, the Merger or the transactions contemplated by the Merger Agreement.

Regulatory Filings; Commercially Reasonable Efforts

Akari and Peak Bio each agreed to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the Merger and the transactions contemplated by the Merger Agreement. Akari and Peak Bio have agreed to:

•

make any filings required by, or desirable under, applicable antitrust laws with respect to the Merger as promptly as reasonably practicable following the date of the Merger Agreement (and Akari may “pull and refile” any such form or filing, if in its reasonable good faith judgment following consultation with Peak Bio, such step is consistent with expeditiously obtaining a required approval); and

•	respond as promptly as practicable to any request for additional information and documentary material issued by a governmental authority pursuant to any antitrust law.

Akari and Peak Bio agreed to consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other in advance (to the extent legally permissible), any analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the antitrust laws. Without limiting the foregoing, Akari and Peak Bio agreed to:

•

give each other reasonable advance notice of all meetings or substantive communications with any governmental authority relating to the transactions contemplated by the Merger Agreement under any antitrust laws;

•	give each other an opportunity to participate in each of such meetings;

•

the extent practicable, to give each other reasonable advance notice of all substantive oral communications with any governmental authority relating to the transactions contemplated by the Merger Agreement under any antitrust laws;

•

if any governmental authority initiates a substantive oral communication regarding the transactions contemplated by the Merger Agreement under any antitrust laws, promptly notify the other party of the substance of such communication;

•

provide each other with a reasonable advance opportunity to review and comment upon all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a governmental authority regarding the transactions contemplated by the Merger Agreement under any antitrust laws; and

•	provide each other with copies of all written communications from any governmental authority relating to any antitrust laws.

Any such disclosures or provision of copies by one party to the other may be made on an outside counsel basis if appropriate.

Subject to the prior good faith cooperation of the other parties and their subsidiaries, each party will, and will cause each of its subsidiaries and affiliates to, take reasonable actions necessary to obtain any consents, clearances or approvals required under or in connection with the antitrust laws to enable all waiting periods under applicable antitrust laws to expire, and to avoid or eliminate impediments under applicable antitrust laws asserted by any governmental authority, in each case, to cause the Merger to occur prior to December 2, 2024, including but not limited to promptly complying with or modifying any requests for additional information (including any second request) by any governmental authority. However, neither party is not required to sell, divest or otherwise dispose of, hold separate, enter into any license or similar agreement with respect to, restrict the ownership or operation of, or agree to sell, divest or otherwise dispose of, hold separate, enter into any license or similar agreement with respect to, or restrict the ownership or operation of, any assets or businesses of Peak Bio or any of its subsidiaries or of Akari or any of its affiliates or subsidiaries.

Each of Akari and Peak Bio have agreed to bear its own expenses and costs in connection with any filings and submissions pursuant to antitrust laws, except that Akari and Peak Bio will each pay one-half of the fees related to any antitrust filings required by applicable antitrust laws.

In the event that any administrative or judicial action is instituted, or threatened to be instituted, by a governmental authority challenging the Merger, each of Akari, Merger Sub and Peak Bio has agreed to cooperate in all respects with each other and will use its commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger.

Prior to the Effective Time, each party agreed to use commercially reasonable efforts to obtain any consents, approvals or waivers of third parties with respect to any contracts to which it is a party as may be necessary for the consummation of the transactions contemplated by the Merger Agreement or required by the terms of any contract as a result of the execution, performance or consummation of the transactions contemplated by the Merger Agreement.

Notification of Certain Matters

Unless prohibited by applicable Law, each party will give prompt notice to the other parties upon receiving knowledge of any event, effect, occurrence, fact, circumstance, condition or change that would reasonably be expected to give rise to a failure of a condition precedent in the Merger Agreement; provided, however, that the failure to make any such notification (in and of itself) will not be taken into account in determining whether the conditions set forth in the Merger Agreement have been satisfied or give rise to any right of termination to any party under the Merger Agreement.

Stockholder Litigation

Peak Bio and Akari will each notify the other party in writing as promptly as practicable after it has notice of any actions or governmental investigations or proceedings instituted or threatened against Peak Bio or Akari, as applicable, or any of their respective directors or officers (in their capacity as such), including by any stockholder of Peak Bio or Shareholder of Akari, as applicable, before any court or governmental authority, relating to the Merger Agreement or the transactions contemplated thereby (“Transaction Litigation”). Each of Akari and Peak Bio will have the right to participate in (but not control) the defense of any such actions, suits, claims, investigations or proceedings, and each of Akari and Peak Bio will consult with the other party regarding the defense of any such actions, suits, claims, investigations or proceedings. Neither Akari nor Peak Bio may settle or compromise any Transaction Litigation without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed).

Director and Officer Liability

For not less than six years from and after the Effective Time, the Surviving Corporation will:

•

maintain in effect the provisions of the certificate of incorporation, by-laws or similar governing documents of Peak Bio and its subsidiaries or other agreements as in effect immediately prior to the Effective Time which provide for exculpation, indemnification or advancement of expenses of current or former directors or officers of Peak Bio or any of its subsidiaries and each individual who is serving or has served at the request or for the benefit of Peak Bio or any of its subsidiaries as a director, officer, employee, agent or fiduciary of another person (each person entitled to indemnification being referred to as an indemnified party) with respect to any matters existing or occurring at or prior to the Effective Time;

•	cause any such provisions not to be amended, repealed or otherwise modified in any manner that would adversely affect the rights of any indemnified party;

For not less than six years from and after the Effective Time, each of Akari and the Surviving Corporation will:

•

to the fullest extent permitted under applicable law, including as it may be amended after the date of the Merger Agreement to increase the extent to which a corporation may provide indemnification, indemnify and hold harmless any indemnified party who was or is a party or is threatened to be made a party to any actual or threatened action or investigation in respect of acts, or omissions occurring at or prior to the Effective Time, by reason of the fact that such person is or was a director or officer of Peak Bio, or is or was a director or officer of Peak Bio serving at the request of Peak Bio as a director, officer, employee or agent of, or in a fiduciary capacity with respect to, another corporation, partnership, joint venture, trust or other enterprise, against any resulting claims, losses, liabilities, damages, fines, judgments, settlements and reasonable fees and expenses, including reasonable attorneys’ fees and expenses, and other costs, arising therefrom. Each of Akari and the Surviving Corporation will promptly advance any reasonable expenses as incurred by any such indemnified party in connection with any such action; provided, that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final, non-appealable judgment of a court of competent jurisdiction that such person is not entitled to indemnification. Akari and the Surviving Corporation will cooperate with each indemnified party in the defense of any action; and

•

Prior to the Effective Time, Akari will (or will cause the Surviving Corporation to), in each case following reasonable consultation with Peak Bio, obtain directors’ and officers’ liability and fiduciary liability insurance coverage providing substantially similar protection to Peak Bio’s directors and officers as the current insurance carried by Peak Bio. This could include a go-forward D&O insurance policy with Akari that includes prior acts coverage for such persons, tail policies, or some combination of same, from current or new insurers, and involving separate or shared limits. Peak Bio and Akari will cooperate in this effort. Peak Bio will, at its option, be able to use a broker of its choice to facilitate the insurance placement described herein. Only on the express written consent of Peak Bio, which may be withheld in its sole discretion, may the insurance placement described herein be placed for limits less than those currently insuring Peak Bio’s directors and officers.

In the event that Akari, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges with or into any other person and will not be the continuing or Surviving Corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision will be made so that the successors and assigns of Akari or the Surviving Corporation, as the case may be, will assume or succeed to all of the aforementioned obligations.

The rights of each indemnified party under the foregoing are in addition to, and not in limitation of, any other rights any such indemnified party may have under the certificate of incorporation or by-laws or other organizational documents of Peak Bio or any of its subsidiaries or the Surviving Corporation, any other indemnification or other agreement or arrangement, the DGCL or otherwise. All rights to exculpation, indemnification and advancement of expenses as of the date of the Merger Agreement existing in favor of any indemnified party as provided in the certificate of incorporation, by-laws or other governing documents of Peak Bio and its subsidiaries or in any agreement or in any agreement to which Peak Bio or any of its subsidiaries is a party survive the Merger in full force and effect and are assumed by the Surviving Corporation and may not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such indemnified party.

The indemnification provisions will survive the Merger and are expressly intended to be for the benefit of, and are enforceable by, each of the indemnified parties, each of whom is a third-party beneficiary. Akari will pay all reasonable out of pocket expenses, including reasonable attorneys’ fees, that may be incurred by any indemnified party in enforcing the indemnity if it is ultimately determined by a final, non-appealable judgment of a court of competent jurisdiction that such indemnified party is entitled to indemnification under the Merger Agreement.

Stock Exchange Delisting and Deregistration

Prior to the Effective Time, Peak Bio will cooperate with Akari and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and the rules and policies of OTC Markets Group applicable with respect to its OTC Pink Open Market to cause the delisting of shares of Peak Bio Common Stock from the OTC as promptly as practicable after the Effective Time, and in any event no more than two days after the closing of the Merger, and deregistration of shares of Peak Bio Common Stock under the Exchange Act as promptly as practicable after such delisting. Peak Bio will cause shares of Peak Bio Common Stock not to be delisted from OTC prior to the Effective Time. If the Surviving Corporation is required to file any quarterly or annual report by a filing deadline that is imposed by the Exchange Act and which falls on a date within the ten (10) days following the Closing Date, Peak Bio will deliver to Akari at least five (5) business days prior to the closing a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period.

Other Covenants and Agreements

Akari and Peak Bio have further agreed to the following additional covenants and agreements in the Merger Agreement, among others:

•

Prior to the Effective Time, Peak Bio and Akari will use commercially reasonable efforts to each cause any director of Peak Bio or Akari, as applicable, or any other their respective subsidiaries, in each case, other than those directors chosen in accordance with the Merger Agreement to execute and deliver a letter effectuating his or her resignation as a director of such entity effective as of the Effective Time; provided that, each such resigning director of Akari will be paid by Akari his or her accrued director fees simultaneously with such resignation;

•

Akari will use its commercially reasonable efforts to cause the Akari ADSs to be issued in connection with the Merger to be approved and such other Akari Ordinary Shares to be reserved for issuance in the Merger, to be authorized for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time;

•

Prior to the Effective Time, Peak Bio will cause any dispositions of shares of Peak Bio Common Stock (including derivative securities with respect to shares of Peak Bio Common Stock), by each director or officer of Peak Bio to be exempt under Rule 16b-3 promulgated under the Exchange Act;

•

From March 4, 2024 until the Effective Time, Peak Bio will use its commercially reasonable efforts to cause Peak Bio’s auditors to complete their audit for the year ending December 31, 2023 as soon as reasonably practicable and, at the reasonable request of Akari, to perform a review of the consolidated interim financial statements of Peak Bio for any period beginning thereafter;

•

If any takeover law is or may become applicable to the Merger or any of the other transactions contemplated by the Merger Agreement, each of Akari and Peak Bio and their respective board of directors will grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions;

•

Prior to the closing, Akari and Peak Bio will each use their respective commercially reasonable efforts to negotiate with one or more third parties with respect to the PIPE Investment. In connection with the PIPE Investment, prior to and conditioned on the occurrence of the closing, Akari will enter into one or more subscription agreements in form and substance mutually acceptable in good faith to Akari and Peak Bio (each, a “Subscription Agreement”) among such third party investors and Akari. The PIPE Investment will result in aggregate net proceeds to Akari (net of all transaction expenses incurred by the parties pursuant to or in connection with the transactions contemplated by the Merger Agreement, including the Merger and the PIPE Investment) of at least $10,000,000 (the “Minimum Amount”) and will be consummated immediately prior to the Effective Time subject to the condition that the closing occurs. Each of the Subscription Agreements, when executed by Akari, will have been duly authorized, executed and delivered by Akari, as applicable and constitute the valid and binding obligation of Akari, enforceable against Akari, and, to the knowledge of Akari, the other parties thereto, in accordance with its terms, subject to the Bankruptcy and Equity Exceptions. True and complete original or signed copies of each of the Subscription Agreements will be delivered to Peak Bio prior to the Effective Time, and there will have been no conditions to closing of the transactions contemplated therein other than the conditions (if any) specifically stated therein; and

•

Akari covenants and agrees that as promptly as practicable following the closing, Akari will take all actions reasonably necessary to seek to cause Akari and its subsidiaries to be redomiciled from the United Kingdom to the United States by way of initiation of a court-sanctioned scheme of arrangement under the United Kingdom’s Companies Act 2006 or such other means as the Akari Board will deem appropriate and advisable in compliance with applicable Law and the applicable listing requirements of Nasdaq (the “Redomiciliation”). The Redomiciliation will be subject to obtaining the approval of Akari Shareholders and applicable Governmental Authorities (including the Courts of England and Wales), including approval by Akari Shareholders at its annual general meeting or, if Akari deems appropriate, at such shareholder and court meetings which as will be convened to address in connection with the implementation of the Redomiciliation.

Conditions to Completion of the Merger

The respective obligations of Akari, Merger Sub and Peak Bio to consummate the Merger are subject to the satisfaction or waiver, if permitted by applicable law, at or prior to the Effective Time, of the following conditions:

•	Stockholder Approval Condition: Each of the following will have been obtained:

(a) affirmative vote of the majority of the votes cast by Akari Shareholders present and entitled to vote (A) approving the issuance of Akari Ordinary Shares to be represented by Akari ADSs in connection with the Merger, (B) for the appointment of the non-executive chairman of the Akari Board as designated in accordance with the disclosure letter delivered by Akari, subject to such individual’s ability and willingness to serve and (C) any other resolutions required by law or the rules and regulations of Nasdaq or other listing authority; and

(b) the affirmative vote of the holders of a majority of the issued and outstanding shares of Peak Bio Common Stock in favor of the Merger proposal.

•

Registration Statement Condition: The registration statement on Form S-4 of which this joint proxy statement/prospectus is a part will have become effective in accordance with the provisions of the Securities Act, and no stop order suspending the effectiveness of the registration statement will have been issued by the SEC and remain in effect.

•	No Injunction Condition: No restraints or laws will be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making consummation of the Merger illegal.

•	Nasdaq Listing Condition: The Akari ADSs to be issued in the Merger will have been approved for listing on Nasdaq, subject to official notice of issuance.

The obligations of Akari and Merger Sub to consummate and effect the Merger will be further subject to satisfaction (or waiver, if permitted by applicable law) at or prior to the Effective Time of the following additional conditions:

•

Representations, Warranties and Covenants of Peak Bio. (i) Each of the representations and warranties of Peak Bio contained in Section 3.1 (Organization, Standing and Corporate Power), Section 3.2 (Corporate Authorization), Section 3.4(a) (No Conflict), Section 3.25 (Broker and Finder’s Fees) and Section 3.26 (Opinion of the Financial Advisor) will be true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date of the Merger as if made as of such date (except for those representations and warranties which address matters as of an earlier date, which will have been so true and correct as of such earlier date), (ii) the representations and warranties of Peak Bio contained in Section 3.9(a) (Absence of Certain Changes) will be true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date of the Merger as if made as of such date (except for those representations and warranties which address matters as of an earlier date, which will have been so true and correct as of such earlier date), (iii) the representations and warranties of Peak Bio contained in Section 3.5(a) (Capitalization) will be true and correct other than in de minimis respects as of the date of the Merger Agreement and as of the Closing Date of the Merger as if made on such date (except for those representations and warranties which address matters as of an earlier date, which will have been so true and correct as of such earlier date) and (iv) each of the other representations and warranties of Peak Bio contained in Section 3 of the Merger Agreement will be true and correct (without giving effect to any exception or qualification contained therein relating to materiality or a Peak Bio Material Adverse Effect), except where the failure of such other representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not be reasonably expected to have, a Peak Bio Material Adverse Effect, as of the date of the Merger Agreement and as of the Closing Date of the Merger, as if made as of such date (except for those representations and warranties which address matters as of an earlier date, which will have been so true and correct as of such earlier date).

•

Performance of Obligations of Peak Bio. Peak Bio will have performed in all material respects the covenants and obligations required to be performed by it under the Merger Agreement at or prior to the closing of the Merger.

•

No Peak Bio Material Adverse Effect. Since the date of the Merger Agreement, there will not have occurred any effect, event, occurrence, development or change that has had or would reasonably be expected to have, individually or in the aggregate, a Peak Bio Material Adverse Effect.

•

Closing Certificate. Peak Bio will have furnished Akari with a certificate dated as of the Closing Date of the Merger signed on its behalf by its Chief Executive Officer or Chief Financial Officer to the effect that the conditions have been satisfied.

•

PIPE Investments. The PIPE Investment will have been consummated simultaneously with, and conditioned only upon, the occurrence of the Closing, and will result in net proceeds to Akari of at least the Minimum Amount.

•	Peak Net Cash. The Peak will be equal to or greater than negative $13,500,000.

•

FIRPTA Certificate. Akari will have received from Peak Bio a properly executed certification in accordance Treasury Regulations Sections 1.897-2(h)(1) and 1.1445-2(c), dated not more than thirty (30) days prior to the Closing Date, to the effect that the equity of the Peak Bio does not constitute “United States real property interests” under Section 897(c) of the Code along with evidence that Peak Bio has complied with any notice requirement pursuant to Treasury Regulations Section 1.897-2(h)(2).

The obligations of Peak Bio to consummate and effect the Merger will be further subject to satisfaction (or waiver, if permitted by applicable law) at or prior to the Effective Time of the following additional conditions:

•

Representations, Warranties and Covenants of Akari and Merger Sub. (i) Each of the representations and warranties of Akari and Merger Sub contained in Section 4.1 (Organization, Standing and Corporate Power), Section 4.2 (Corporate Authorization), Section 4.4(a) (No Conflict), Section 4.25 (Broker and Finder’s Fees) and Section 4.26 (Opinion of the Financial Advisor) will be true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date of the Merger as if made as of such date (except for those representations and warranties which address matters as of an earlier date, which will have been so true and correct as of such earlier date), (ii) the representations and warranties of Akari and Merger Sub contained in Section 4.9(a) (Absence of Certain Changes), will be true and correct in all respects as of the date of the agreement and as of the Closing Date of the Merger as if made as of such date (except for those representations and warranties which address matters as of an earlier date, which will have been so true and correct as of such earlier date), (iii) the representations and warranties of Akari contained in Section 4.5(a) (Capitalization) will be true and correct other than in de minimis respects as of the date of the Merger Agreement and as of the Closing Date of the Merger as if made on such date (except for those representations and warranties which address matters as of an earlier date, which will have been so true and correct as of such earlier date), and (iv) each of the other representations and warranties of Akari and Merger Sub contained in Section 4 of the Merger Agreement will be true and correct (without giving effect to any exception or qualification contained therein relating to materiality or an Akari Material Adverse Effect), except where the failure of such other representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not be reasonably expected to have, an Akari Material Adverse Effect, as of the date of the Merger Agreement and as of the Closing Date of the Merger, as if made as of such date (except for those representations and warranties which address matters as of an earlier date which will have been so true and correct as of such earlier date).

•

Performance of Obligations of Akari and Merger Sub. Each of Akari and Merger Sub will have performed in all material respects the covenants and obligations required to be performed by it under the Merger Agreement at or prior to the closing of the Merger.

•

No Akari Material Adverse Effect. Since the date of the Merger Agreement, there will not have occurred any effect, event, occurrence, development or change that has had or would reasonably be expected to have, individually or in the aggregate, an Akari Material Adverse Effect.

•

Closing Certificate. Akari will have furnished Peak Bio with a certificate dated as of the Closing Date of the Merger signed on its behalf by its Chief Executive Officer or Chief Financial Officer to the effect that the conditions have been satisfied.

•

PIPE Investments. The PIPE Investment will have been consummated simultaneously with, and conditioned only upon, the occurrence of the Closing, and will result in net proceeds to Akari of at least the Minimum Amount.

•	Akari Net Cash. The Akari Net Cash will be equal to or greater than negative $13,500,000.

•

Director Nominees. Peak Bio’s director nominees and mutually chosen director nominee will have been appointed to the Akari Board in accordance with the Merger Agreement, effective as of the closing, and the resignations contemplated by the Merger Agreement have been received by Akari.

Termination of the Merger Agreement

Akari and Peak Bio may, by mutual written consent, terminate the Merger Agreement and abandon the Merger and the other transactions contemplated thereby at any time before the Effective Time, whether before or after the required Akari shareholder approval or Peak Bio stockholder approval is obtained.

Termination Rights

The Merger Agreement may also be terminated and the transactions contemplated thereby may be abandoned, except as otherwise provided in the Merger Agreement as follows:

•	By either Akari or Peak Bio, if:

(a) a restraint prohibiting the Merger is in effect and has become final and non-appealable;

(b) the Effective Time has not occurred by 5:00 p.m. Eastern time on December 2, 2024, unless extended by mutual written agreement of Akari and Peak Bio; provided, that this right to terminate the Merger Agreement will not be available to a party if the failure by such party to perform any of its obligations under the Merger Agreement has been the principal cause of the failure of any condition;

(c) the Peak Bio special meeting concluded and the required approval by the Peak Bio stockholders was not obtained at such meeting; provided, that this right to terminate the Merger Agreement is not available to Peak Bio if the failure by Peak Bio to perform any of its obligations under the Merger Agreement has been the principal cause of the failure to obtain the required approval by Peak Bio stockholders;

(d) the Akari general meeting concluded and the required approval by the Akari shareholders was not obtained at such meeting; provided, that this right to terminate the Merger Agreement is not available to Akari if the failure by Akari or Merger Sub to perform any of their obligations under the Merger Agreement has been the principal cause of the failure to obtain the required approval by Akari shareholders and such action or failure to act constitutes a breach of the Merger Agreement by such party;

•	By Akari:

(a) if there has been a breach of, or inaccuracy in, any representation, warranty, covenant or agreement of Peak Bio set forth in the Merger Agreement, which breach or inaccuracy would result in a failure of either the condition regarding the representations, warranties and covenants of Peak Bio or the condition regarding the performance of the obligations of Peak Bio to be satisfied at the closing of the Merger and such breach or inaccuracy has not been cured such that such condition would be capable of satisfaction at the closing of the Merger within 30 days after the receipt of notice thereof or such breach or inaccuracy is not reasonably capable of being so cured within such 30-day period; provided, that Akari will not have the right to terminate the Merger Agreement if Akari is in material breach of its representations, warranties, covenants or obligation set forth in the Merger Agreement;

(b) prior to obtaining the required approval from the Peak Bio stockholders, if the Peak Bio Board effected an adverse recommendation change; or

(c) prior to obtaining the required approval from its shareholder, in order to enter into a definitive agreement providing for a superior proposal.

•	By Peak Bio:

(a) if there has been a breach of, or inaccuracy in, any representation, warranty, covenant or agreement of Akari or Merger Sub in the Merger Agreement, which breach or inaccuracy would result in a failure of either the condition regarding the representations, warranties and covenants of Akari or the condition regarding the performance of the obligations of Akari to be satisfied at the closing of the Merger and to the extent such breach or inaccuracy has not been cured such that such condition would be capable of satisfaction at the closing of the Merger within 30 days after the receipt of notice thereof or such breach or inaccuracy is not reasonably capable of being so cured within such 30-day period; provided, however, that Peak Bio will not have the right to terminate the Merger Agreement if Peak Bio is in material breach of its representations, warranties, covenants or obligations set forth in the Merger Agreement;

(b) prior to obtaining the required approval from the Akari shareholders, if the Akari Board will have effected an adverse recommendation change; or

(c) prior to obtaining the required approval from Peak Bio stockholders, in order to enter into a definitive agreement providing for a superior proposal; provided, that Peak Bio (A) will have complied with all of the relevant terms and conditions as set forth in the Merger Agreement, (B) will have paid the Termination Fee to Akari substantially concurrently with or prior to (and as a condition to) such termination in accordance and (C) substantially concurrently enters into such definitive agreement with respect to such Peak Bio Superior Proposal.

Termination Fee

Peak Bio will deliver to Akari a termination fee of $300,000 (the “Termination Fee”) plus the Akari Expense Reimbursement (as defined below):

•

as promptly as possible (but in any event within two (2) business days) after the valid termination of the Merger Agreement if (x) Akari will have terminated the Merger Agreement in response to an adverse recommendation change by the Peak Bio Board or (y) Peak Bio will have terminated this Agreement in order to enter into a definitive agreement providing for a superior proposal; or

•

upon consummation of such Peak Bio Acquisition Proposal if (x) the Merger Agreement is terminated because the Effective Time has not occurred by December 2, 2024, a breach of the Merger Agreement by Peak Bio or the lack of Peak Bio stockholder approval of the Merger Proposal, (y) prior to the time of termination and after March 4, 2024, a Peak Bio Acquisition Proposal will have been publicly announced or made to the Peak Bio Board and not withdrawn and (z) within twelve (12) months after the date on which the Merger Agreement will have been terminated Peak Bio enters into a definitive agreement providing for a Peak Bio Acquisition Proposal (which such Peak Bio Acquisition Proposal is later consummated) or a Peak Bio Acquisition Proposal is consummated.

In this Joint Proxy Statement/Prospectus, “Akari Expense Reimbursement” means, the aggregate amount of all reasonable, documented, out-of-pocket legal fees and expenses incurred or paid by or on behalf of Akari and its Affiliates in connection with the transactions contemplated by the Merger Agreement or related to the authorization, preparation, negotiation, execution and performance of the Merger Agreement and the termination thereof, provided that, in no event will “Akari Expense Reimbursement” exceed $1,500,000.

The termination fee will be the sole and exclusive remedy of Akari in the event of termination of the Merger Agreement under circumstances requiring the payment of the termination fee.

Akari will deliver to Peak Bio the Termination Fee plus the Peak Bio Expense Reimbursement (as defined below):

•

as promptly as possible (but in any event within two (2) business days) after the valid termination of the Merger Agreement in if (x) Peak Bio will have terminated the Merger Agreement in response to an adverse recommendation change by the Akari Board or (y) Akari will have terminated the Merger Agreement in order to enter into a definitive agreement providing for a superior proposal; or

•

upon consummation of such Akari Acquisition Proposal, if (x) the Merger Agreement is terminated because the Effective Time has not occurred by December 2, 2024, a breach of the Merger Agreement by Peak Bio or the lack of Akari shareholder approval of the Share Issuance Proposal and the Chairman Appointment Proposal, (y) prior to the time of termination and after March 4, 2024, an Akari Acquisition Proposal will have been publicly announced or made to the Akari Board and not withdrawn and (z) within twelve (12) months after the date on which the Merger Agreement will have been terminated Akari enters into a definitive agreement providing for an Akari Acquisition Proposal (which such Akari Acquisition Proposal is later consummated) or an Akari Acquisition Proposal is consummated.

In this Joint Proxy Statement/Prospectus, “Peak Bio Expense Reimbursement” means, the aggregate amount of all reasonable, documented, out-of-pocket legal fees and expenses incurred or paid by or on behalf of the Company and its Affiliates in connection with the transactions contemplated by this Agreement or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the termination thereof, provided that, in no event will the “Company Expense Reimbursement” exceed $1,500,000.

The termination fee will be the sole and exclusive remedy of Peak Bio in the event of termination of the Merger Agreement under circumstances requiring the payment of the termination fee.

Except for the termination fee described above, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.

In addition, in the event of termination of the Merger Agreement, each party will remain liable for fraud or any intentional breach of its representations, warranties, covenants or agreements.

Specific Performance

The Merger Agreement provides that, in addition to other remedies, each party will be entitled to an injunction or injunctions to prevent breaches or restraining any violation or threatened violation of the provisions of the Merger Agreement by any other party.

Amendments and Waivers

Subject to applicable law, the Merger Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the Peak Bio stockholders or Akari shareholders, only by written agreement of the parties hereto, but after approval by Akari shareholders or Peak Bio stockholders, no amendment will be made which by law requires further approval by such stockholders without obtaining such further approval.

At any time prior to the Effective Time, any party may (i) extend the time for the performance of any of the obligations or other acts of any other party or (ii) waive compliance with any of the agreements of any other party or any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit; provided, that any such extension or waiver will be binding upon a party only if such extension or waiver is set forth in a writing executed by such party.

Governing Law

The Merger Agreement is governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

THE VOTING AGREEMENTS

Akari Voting Agreements

In connection with the Merger Agreement, Peak Bio entered into the Akari Voting Agreements with the Akari Supporting Holders. The Akari Supporting Holders together beneficially own approximately 39.51% of the issued and outstanding Akari Ordinary Shares, including those represented by Akari ADSs as of March 1, 2024, the last trading day before the public announcement of the Merger Agreement. As of October 1, 2024, the Akari Supporting Holders beneficially owned in the aggregate, approximately 33.3% of the issued and outstanding Akari Ordinary Shares, including those represented by Akari ADSs. The following summary of the Akari Voting Agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, the form of Akari Voting Agreements attached to this Joint Proxy Statement/Prospectus as Annex B.

Each Akari Supporting Holder has agreed, pursuant to their respective Akari Voting Agreement, among other things, (i) to vote all of their respective Akari Covered Shares, beneficially owned and entitled to vote at any meeting of Akari’s shareholders, at which the approval of the Share Issuance Proposal is to be voted on (and at every adjournment or postponement thereof), in accordance with the Akari Recommendation, on or before the fifth (5th) business day prior to any such meeting and (ii) to be represented in person or by proxy at all meetings of Akari shareholders until the Merger is approved or the Merger Agreement is terminated. In addition, each Akari Supporting Holder agreed to not take any action that Akari is prohibited from taking pursuant to provisions of the Merger Agreement governing non-solicitation of alternative transactions.

Each Akari Supporting Holder has also agreed not to transfer, or enter into an agreement to transfer, their Akari Covered Shares, with certain limited exceptions, prior to the Akari General Meeting.

The Akari Voting Agreements and the obligations thereunder attach to any additional Akari Ordinary Shares or Akari ADSs issued to or acquired by each Akari Supporting Holders after the execution of its respective Akari Voting Agreement and prior to the Akari Voting Agreement Expiration Time. Each Akari Voting Agreement will terminate upon the Akari Voting Agreement Expiration Time.

The Akari Supporting Holders have agreed that until the Akari Voting Agreement Expiration Time, not to bring, commence, institute, maintain, prosecute or voluntarily aid any action, which (i) challenges the validity of or seeks to enjoin the operation of any provision of the Akari Voting Agreement or (ii) alleges that the execution and delivery of Akari Voting Agreement by the stockholder, either alone or together with the other stockholder voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Akari Board, breaches any fiduciary duty of the Akari Board or any member thereof.

Until the Akari Voting Agreement Expiration Time, the Akari Supporting Holders agree to be represented in person or by proxy at all meetings of Akari shareholders.

Peak Bio Voting Agreements

In connection with the Merger Agreement, Akari entered into the Peak Bio Voting Agreements with the Peak Bio Supporting Holders. The Peak Bio Supporting Holders together beneficially own approximately 39.3% of the issued and outstanding Peak Bio Common Stock as of March 1, 2024, the last trading day before the public announcement of the Merger Agreement. As of October 1, 2024, the Peak Bio Supporting Holders beneficially owned in the aggregate, approximately 39.6% of the issued and outstanding Peak Bio Common Stock. The following summary of the Peak Bio Voting Agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, the form of Peak Bio Voting Agreements attached to this Joint Proxy Statement/Prospectus as Annex C.

Each Peak Bio Supporting Holder has agreed, pursuant to their respective Peak Bio Voting Agreement, among other things, (i) to vote all of their respective Peak Bio Covered Shares, beneficially owned and entitled to vote at any meeting of Peak Bio stockholders at which the approval of the Merger Proposal is to be voted on in accordance with the Peak Bio Recommendation on or before the fifth (5th) business day prior to any such meeting and (ii) to be represented in person or by proxy at all meetings of Peak Bio stockholders until the Peak Bio Voting Agreement Expiration Time. In addition, each Peak Bio Voting Agreement stockholder agreed to not take any action that Peak Bio is prohibited from taking pursuant to provisions of the Merger Agreement governing non-solicitation of alternative transactions.

The Voting Agreements and the obligations thereunder attach to any additional shares of Peak Bio Common Stock issued to or acquired record and/or beneficial ownership of by each Peak Bio Supporting Holders after the execution of its respective Voting Agreement and prior to the Peak Bio Voting Agreement Expiration Time. Each Peak Bio Voting Agreement stockholder has also agreed not to transfer, or enter into an agreement to transfer, their Peak Bio Covered Shares, with certain limited exceptions, prior to the Peak Bio Voting Agreement Expiration Time.

Each Peak Bio Voting Agreement will terminate upon the Peak Bio Voting Agreement Expiration Time.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of certain material U.S. federal income tax consequences of (i) the Merger to U.S. Holders and non-U.S. Holders (each as defined below) of shares of Peak Bio Common Stock on the receipt of Akari ADSs as merger consideration upon the consummation of the Merger and (ii) the ownership and disposition by U.S. Holders of Akari ADSs received in the Merger. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (or the “Code”), in effect as of the date of this prospectus supplement and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus supplement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

This discussion applies only to U.S. Holders and non-U.S. Holders that hold shares of Peak Bio Common Stock and Akari ADSs as capital assets for U.S. federal income tax purposes. It does not purport to be a comprehensive description of all tax considerations that may be relevant to the receipt, ownership and disposition of Akari ADSs by any particular holder. In particular, this discussion does not address tax considerations applicable to a U.S. Holder that may be subject to special tax rules, including, without limitation, a dealer in securities or currencies, a trader in securities that elects to use a mark- to-market method of accounting for securities holdings, banks, or other financial institutions, an insurance company, a tax exempt organization, a person that holds Akari ADSs as part of a hedge, straddle or conversion transaction for tax purposes, a person that is subject to special tax accounting rules under section 451(b) of the Code, a person whose functional currency for tax purposes is not the U.S. dollar, certain former citizens or residents of the United States or a person that owns or is deemed to own 10% or more of Akari’s shares by vote or value. Moreover, this description does not address the U.S. federal estate, gift, or alternative minimum tax consequences, any Medicare contribution tax considerations, or any state, local or non-U.S. tax consequences, of the receipt, ownership and disposition of Akari ADSs. In addition, the discussion does not address tax consequences to an entity or arrangement treated as a partnership for U.S. federal income tax purposes that is the recipient of Akari ADSs, or a partner in such partnership. The U.S. federal income tax treatment of each partner of such partnership generally is expected to depend upon the status of the partner and the activities of the partnership. A recipient that is a partnership and the partners in such partnership are urged to consult their tax advisers about the U.S. federal income tax consequences of the transfer of their shares of Peak Bio Common Stock in exchange for Akari ADSs in the Merger and the ownership and disposition of Akari ADSs following the Merger.

For purposes of this discussion, a U.S. Holder means a beneficial owner of shares of Peak Bio Common Stock or Akari ADSs after the Merger, as applicable, who is:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this discussion, a non-U.S. Holder means a beneficial owner of shares of Peak Bio Common Stock or Akari ADSs after the Merger, as applicable, which is neither a U.S. Holder nor a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes).

For U.S. federal income tax purposes, a beneficial owner of ADSs generally is expected be treated as the owner of the underlying ordinary shares represented by such ADSs. Accordingly, an exchange, if any, by a U.S. Holder of Akari ADSs for the underlying shares represented by such Akari ADSs generally is not expected to be subject to U.S. federal income tax.

This discussion does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences to recipients of Akari ADSs that transfer their shares of Peak Bio Common Stock and receive Akari ADSs pursuant to the Merger. Each recipient of Akari ADSs should consult with its tax advisor with respect to the particular tax consequences to such recipient of the transfer of their shares of Peak Bio Common Stock in exchange for Akari ADSs in the Merger and the ownership and disposition of Akari ADSs following the Merger.

U.S. Federal Income Tax Consequences of the Merger

Tax Consequences to U.S. Holders

The receipt of Akari ADSs is expected to be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder generally is expected to recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between: (i) the fair market value (as of the Effective Time) of Akari ADSs received pursuant to the Merger and (ii) such U.S. Holder’s adjusted basis in shares of Peak Bio Common Stock exchanged pursuant to the Merger. Such gain or loss generally is expected to be capital gain or loss, and is expected to be long-term capital gain or loss if the U.S. Holder’s holding period for such shares of Peak Bio Common Stock, as determined for U.S. federal income tax purposes, exceeds one year as of the Effective Time of the Merger. Under current law, long-term capital gains for noncorporate U.S. Holders are generally eligible for a reduced rate of U.S. federal income taxation. The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of shares of Peak Bio Common Stock at different times or at different prices, such U.S. Holder must determine its tax basis, holding period, and gain or loss separately with respect to each block of shares of Peak Bio Common Stock exchanged in the Merger. The deductibility of capital losses is subject to limitations.

A U.S. Holder’s initial tax basis in Akari ADSs received pursuant to the Merger is expected to equal the fair market value (as of the Effective Time) of shares of Peak Bio Common Stock exchanged by such holder in consideration for such Akari ADSs, as determined for U.S. federal income tax purposes. The holding period for such Akari ADSs is expected begin on the day following the date that they are received.

Tax Consequences to Non-U.S. Holders

Subject to the discussions below under “Information Reporting and Backup Withholding”, a non-U.S. Holder generally is not expected to be subject to any U.S. federal income tax on any gain realized on the receipt of Akari ADSs pursuant to the Merger unless:

•

the gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed-base maintained by such non-U.S. Holder in the United States, in which case the non-U.S. Holder is generally expected to be taxed on a net income basis at the U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected gain received by a non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate may be specified by an applicable income tax treaty between the United States and such holder’s country of residence;

•

the “non-U.S. Holder” is a nonresident alien individual who is treated for U.S. federal income tax purposes as present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. Holder is expected to be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the Merger, which may be offset by certain U.S. source capital losses of the non-U.S. Holder, if any (even though the individual is not considered a resident of the United States), provided that the non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

Peak Bio is, or has been, at any time during the five-year period preceding the Merger (or the non-U.S. Holder’s holding period, if shorter) a “United States real property holding corporation,” unless shares of Peak Bio Common Stock are regularly traded on an established securities market and the non-U.S. Holder holds no more than 5% of shares of Peak Bio Common Stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the Merger or the period that the non-U.S. Holder held shares of Peak Bio Common Stock. Generally, a corporation is a United States real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. As a condition to the Merger, , Peak Bio is required to deliver a certificate provided that Peak Bio is not a “United States real property holding corporation” as described above. In reliance on the certificate, although there can be no assurance, we do not believe that Peak Bio is, or has been, a United States real property holding corporation. No assurance can be provided that shares of Peak Bio Common Stock are regularly traded on an established securities market for purposes of the rules described above.

Ownership and Disposition of Akari ADSs

Tax Consequences to U.S. Holders

The following discussion is a summary of certain material U.S. federal income tax consequences of owning and disposing of Akari ADSs that each U.S. Holder of Akari ADSs receives pursuant to the Merger.

Taxation of Dividends and Other Distributions on the Akari ADSs

Subject to the PFIC rules discussed below, the gross amount of distributions made by Akari to a U.S. Holder with respect to Akari ADSs, before reduction for any non-U.S. taxes withheld therefrom, are expected to be includable in gross income as dividend income to the extent that such distribution is paid out of Akari’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent, if any, that the amount of any distribution exceeds Akari’s current and accumulated earnings and profits, it is expected to be treated, first as, a tax-free return of such U.S. Holder’s tax basis in its Akari ADSs, and to the extent the amount of the distribution exceeds such U.S. Holder’s tax basis, the excess is expected to be taxed as capital gain. Akari does not intend to calculate its earnings and profits under U.S. federal income tax principles.

Therefore, it is expected that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. A dividend in respect of Akari ADSs is not expected to generally be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on Akari ADSs applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Moreover, such reduced rate is not expected to apply if Akari is a PFIC for the taxable year in which it pays a dividend, or was a PFIC for the preceding taxable year. If dividend payments in respect of Akari ADSs are made in a currency other than the U.S. dollar, the amount of the dividend distribution that a U.S. Holder must include in income is expected to be the U.S. dollar value of the payments made in such other currency, determined at the spot U.S. dollar exchange rate on the date the dividend distribution is actually or constructively received, regardless of whether the payment is in fact converted into U.S. dollars. Generally, if the foreign currency received as a dividend is not converted into U.S. dollars on the date of actual or constructive receipt, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date the payment is actually converted into U.S. dollars is expected to be treated as ordinary income or loss and is not expected to be eligible for the special tax rate applicable to qualified dividend income. U.S. Holders are urged to consult their tax advisors regarding the tax consequences of receiving, converting or disposing of any non-U.S. currency, received or deemed received as dividends on our Akari ADSs or on the sale or retirement of an Akari ADS. Dividends generally are expected to constitute income from sources outside the United States, which may be relevant in calculating a U.S. Holder’s foreign tax credit limitation. Subject to certain conditions and limitations, non-U.S. tax withheld, if any, on dividends may be deducted from such U.S. Holder’s taxable income or credited against such U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that Akari distributes generally are expected to constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if a U.S. Holder does not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders are urged to consult their tax advisors to determine whether and to what extent such U.S. Holder will be entitled to a foreign tax credit.

Taxation of Dispositions of ADSs

Subject to the PFIC rules discussed below, a U.S. Holder is expected to recognize gain or loss on any sale, exchange or other taxable disposition of Akari ADSs in an amount equal to the difference between the amount realized (in U.S. dollars) for Akari ADSs and such U.S. Holder’s tax basis (in U.S. dollars) in Akari ADSs. The gain or loss is generally expected to be capital gain or loss. A U.S. Holder’s initial tax basis in Akari ADSs generally is expected to equal to the cost of such Akari ADSs. A non-corporate U.S. Holder that has held Akari ADSs for more than one year may be eligible for preferential tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss generally is expected to be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

Special U.S. tax rules apply to U.S. Holders of stock in companies that are considered to be PFICs. Akari will be classified as a PFIC in a particular taxable year if either (i) 75% or more of Akari’s gross income for the taxable year is passive income or (ii) at least 50% of the value of Akari’s gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income (including cash). Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties and rents (other than certain rents or royalties derived in the active conduct of a trade or business), and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. In making this determination, Akari will be treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds a 25% or greater interest (by value).

The determination of whether Akari is a PFIC is a factual determination made annually after the end of each taxable year and it depends on the particular facts and circumstances (such as the valuation of its assets, including goodwill and other intangible assets as well as the timing and the impact of the Merger) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Furthermore, because it is expected that the value of Akari’s gross assets is likely to be determined in large part by reference to its market capitalization (and the value of its intangibles), which is likely to fluctuate (and may fluctuate considerably given that market prices of life sciences companies can be especially volatile), and a decline in the value of Akari’s shares could affect the determination of whether it is a PFIC. In addition, it is not entirely clear how to apply the income test to a clinical- stage biopharmaceutical company like Akari, which for any particular taxable year may have gross income that is either entirely passive or that significantly exceeds any active gross income, but the overall losses of which from research and development activities exceed the overall amount of its gross income for that year. Accordingly, because no determination may be made until the end of the taxable year (and such determination will depend on the valuation of Akari’s assets, including goodwill and other intangible assets, and will be impacted by the fluctuation of its market capitalization), a U.S. Holder should assume that there is a significant possibility that Akari may be considered a PFIC for this year or will become so treated in the future. A U.S. Holder may be able to mitigate some of the adverse U.S. federal income tax consequences described below with respect to owning the Akari ADSs if Akari is classified as a PFIC for any taxable year, including this year, provided that such U.S. Holder is eligible to make, and validly makes a “mark-to-market” election, described below. In certain circumstances a U.S. Holder may be able to make a “qualified electing fund” election to mitigate some of the adverse tax consequences described below with respect to an ownership interest in a PFIC by including in income its share of the PFIC’s income on a current basis. However, Akari does not currently intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election.

In the event that Akari is classified as a PFIC in any year in which a U.S. Holder holds Akari ADSs, and the “mark-to-market” election described in the following discussion is not made by a taxable U.S. Holder, a special tax regime is expected to apply with respect to such U.S. Holder to both (a) any gain realized on the sale or other disposition of Akari ADSs and (b) any “excess distribution” by Akari to such U.S. Holder (generally, such U.S. Holder’s ratable portion of distributions received by such U.S. Holder in any year which are greater than 125% of the average annual distribution received by such U.S. Holder in the shorter of the three preceding years or such U.S. Holder’s holding period for Akari ADSs). Any gain recognized by such U.S. Holder on a sale or other disposition (including a pledge) of the Akari ADSs and any excess distribution is expected to be allocated ratably over such U.S. Holder’s holding period for Akari ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before Akari became a PFIC is expected to be taxed as ordinary income. The amount allocated to each other taxable year is expected to be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and the interest charge generally applicable to underpayments of tax is expected to be imposed on taxes deemed to have been payable in the relevant taxable PFIC years. Classification as a PFIC may also have other adverse tax consequences, including, in the case of U.S. Holders that are individuals, the denial of a step-up in the basis of such U.S. Holder’s Akari ADSs at death.

Mark-to-Market Election

If Akari is a PFIC for any taxable year during which a U.S. Holder holds Akari ADSs, then in lieu of being subject to the special tax regime and interest charge rules discussed above, a U.S. Holder may be able to make an election to include gain on Akari ADSs as ordinary income under a mark-to-market method, provided that such Akari ADSs are treated as “regularly traded” on a “qualified exchange.” In general, Akari ADSs are expected to be treated as “regularly traded for a given calendar year if more than a de minimis quantity of Akari ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year. Although the IRS has not published any authority identifying specific exchanges that may constitute “qualified exchanges,” Treasury Regulations provide that a qualified exchange is (a) a U.S. securities exchange that is registered with the SEC, (b) the U.S. market system established pursuant to section 11A of the Exchange Act, or (c) a non-U.S. securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such non-U.S. exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly, market, and to protect investors; and the laws of the country in which such non-U.S. exchange is located and the rules of such non-U.S. exchange ensure that such requirements are actually enforced and (ii) the rules of such non-U.S. exchange effectively promote active trading of listed shares. Akari ADSs are listed on Nasdaq, which is a U.S. securities exchange that is registered with the SEC. However, no assurance can be given that Akari ADSs will meet the requirements to be treated as “regularly traded” for purposes of the mark-to-market election. In addition, because a mark to-market election cannot be made for any lower-tier PFICs that Akari may own, a U.S. Holder may continue to be subject to the special tax regime with respect to such holder’s indirect interest in any investments held by Akari that is treated as an equity interest in a PFIC for U.S. federal income tax purposes, including shares in any future subsidiary of Akari that is treated as a PFIC. If a U.S. Holder makes this mark-to-market election, such U.S. Holder is expected to be required in any year in which Akari is a PFIC to include as ordinary income the excess of the fair market value of such U.S. Holder’s Akari ADSs at year-end over its basis in those Akari ADSs. In addition, the excess, if any, of such U.S. Holder’s basis in Akari ADSs over the fair market value of such U.S. Holder’s Akari ADSs at year-end is expected to be deductible as an ordinary loss in an amount equal to the lesser of (i) the amount of the excess or (ii) the amount of the net mark-to-market gains that have been included in income in prior years by such U.S. Holder. Any gain recognized by such U.S. Holder upon the sale of such U.S. Holder’s Akari ADSs is expected to be taxed as ordinary income in the year of sale. Amounts treated as ordinary income are not expected to be eligible for the preferential tax rate applicable to qualified dividend income or long-term capital gains. A U.S. Holder’s adjusted tax basis in Akari ADSs is expected to be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election, it is expected to be effective for the taxable year for which the election is made and all subsequent taxable years unless Akari ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. Holders who hold or have held Akari ADSs during a period when Akari was or is a PFIC are expected to be subject to the foregoing rules, even if Akari ceases to be a PFIC in subsequent years, subject to exceptions for U.S. Holders who made a timely qualified electing fund election or mark-to-market election. A U.S. Holder of PFIC stock generally must file an annual information return on IRS Form 8621. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to such U.S. Holder’s U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders are urged to consult their tax advisors with respect to the receipt, ownership and disposition of Akari ADSs, the availability of the mark-to-market election and whether making the election would be advisable in their particular circumstances, and the IRS information reporting obligations with respect to the receipt, ownership and disposition of Akari ADSs.

Information Reporting and Backup Withholding

Distributions with respect to Akari ADSs and proceeds from the sale, exchange or disposition of Akari ADSs may be subject to information reporting to the IRS, and U.S. backup withholding rules. Backup withholding are not expected to apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding is not expected to apply to a payment of disposition proceeds to a non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally are expected to be treated in a manner similar to dispositions effected through a U.S. office of a broker.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit on a holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Financial Asset Information Reporting

U.S. Holders who are either individuals or certain domestic entities may be required to submit certain information to the IRS with respect to such holder’s beneficial ownership of Akari ADSs, if such Akari ADSs are not held on such holder’s behalf by a financial institution, as Akari Ordinary Shares are considered “specified foreign financial assets.” Penalties and potential other adverse tax consequences may be imposed if a U.S. Holder is required to submit such information to the IRS and fails to do so. U.S. Holders are urged to consult their tax advisors regarding the potential information reporting obligations that may be imposed with respect to the ownership and disposition of Akari ADSs.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the receipt, ownership and disposition of Akari ADSs. Prospective purchasers are urged to consult their tax advisors concerning the tax consequences related to their particular circumstances.

INTERESTS OF AKARI DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

In considering the recommendation of the Akari Board, Akari shareholders should be aware that certain of Akari’s executive officers and directors have interests in the Merger that may be different from, or in addition to, those of Akari’s shareholders generally. These interests include, among other things, the interests described below.

Ownership Interests

As of October 1, 2024, Akari’s directors and executive officers beneficially owned, in the aggregate, approximately 33.1% of the outstanding Akari Ordinary Shares, including those represented by Akari ADSs. In addition, Akari shareholders should be aware that together, Samir Patel, M.D., Akari’s Interim Chief Executive Officer and a director on the Akari Board and PranaBio Investments, LLC, of which Dr. Patel is founder, principal and managing member, hold 3.08% of the outstanding shares of Peak Bio Common Stock as of October 1, 2024, on a fully diluted basis. As stockholders in Peak Bio, Dr. Patel and PranaBio Investments, LLC will receive the same Per Share Merger Consideration in the Merger as other Peak Bio stockholders in respect of their shares of Peak Bio Common Stock. The Akari Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement, in reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Share Issuance Proposal), and in recommending to Akari shareholders that the Share Issuance Proposal be approved.

As of October 1, 2024, Dr. Patel and PranaBio Investments, LLC owned and were entitled to vote 3,502,891,500 shares of Akari Ordinary Shares, including those represented by Akari ADSs, representing 14.4% of the total voting power of the Akari Ordinary Shares outstanding on that date. PranaBio Investments, LLC as a supporting stockholder will vote in favor of the Share Issuance Proposal and the Chairman Appointment Proposal. If the conditions to closing the Merger are satisfied and the Merger closed as described in the Merger Agreement, Dr. Patel and PranaBio Investments, LLC would be expected to receive up to an additional approximately 549,203 Akari ADSs (which represent 1,098,406,000 Akari Ordinary Shares).

After giving effect to Dr. Patel’s and PranaBio Investments, LLC’s receipt of the Per Share Merger Consideration in respect of their shares of Peak Bio Common Stock, together, Dr. Patel and PranaBio Investments, LLC would beneficially own up to approximately 8.9% of the Akari Ordinary Shares, including those represented by Akari ADSs, expected to be outstanding after the Merger.

Potential Acceleration of Equity Awards and Transaction-Related Payments

The stock option agreements governing the stock options held by Akari’s non-employee directors, including Dr. Patel, provide for full accelerated vesting of such stock options upon a “change of control” (as defined in the applicable stock option agreement) of Akari. Depending on the final Exchange Ratio, it is possible that the Merger could constitute a change of control of Akari under the stock option agreements with Akari’s non-employee directors. If the Merger does constitute a change of control, all outstanding stock options held by Akari’s non-employee directors as of October 1, 2024 will fully accelerate and vest in connection with the Merger.

Pursuant to the consulting services agreement with Wendy DiCicco, Akari’s Interim Chief Financial Officer, Ms. DiCicco is eligible for a transaction bonus of $48,000 (which is equal to 10% of Ms. DiCicco’s annual consulting fee for services to Akari) upon the successful closing of the Merger, the first installment of which will be paid within 30 days of the closing of the Merger and the second installment of which will be paid at the same time annual cash bonuses are paid to Akari employees generally for the fiscal year in which the Merger closes. The first installment of the transaction bonus will be equal to the total amount of the transaction bonus multiplied by a fraction based on the time elapsed between the beginning of the fiscal year in which the Merger closes and the date the Merger closes relative to the full fiscal year in which the Merger closes.

In addition, pursuant to the separation agreement with Rachelle Jacques, Akari’s former President and Chief Executive Officer, in exchange for a release of claims and other agreements, acknowledgements and representations of Ms. Jacques set forth therein, Ms. Jacques is eligible to receive, among other things, a one-time lump sum payment in the amount of $450,000 to be paid to Ms. Jacques on the earlier of (i) within 30 days of the closing date of the Merger and (ii) December 2, 2024.

The table below sets forth, as of October 1, 2024 the number of Akari Ordinary Shares underlying unvested Akari equity awards held by each of Akari’s current directors and executive officers that will accelerate and vest if the Merger constitutes a change of control. The following individuals served as directors or executive officers of Akari since the beginning of the last fiscal year but such individuals do not hold any outstanding Akari unvested equity awards: Ms. Jacques, who served as Akari’s President and Chief Executive Officer until May 1, 2024, and as a director until May 7, 2024, Torsten Hombeck, who served as Akari’s Chief Financial Officer until June 15, 2023, and David Byrne, James Hill and Stuart Ungar, who served as non-employee directors of Akari until June 30, 2023.

Name	Grant Date	Number of Akari Ordinary Shares Underlying Unvested Options (#)	Option Exercise Price ($)	Number of Akari Ordinary Shares Underlying Unvested RSUs (#)
Samir Patel, M.D., Director and Interim Chief Executive Officer	12/29/2023	3,333,333	0.00156	—
Wendy DiCicco, Interim Chief Financial Officer	—	—	—	—
Raymond Prudo-Chlebosz, M.D., Director	6/28/2024	10,000,000	0.001395	—
Robert Bazemore, Director	9/17/2024	5,000,000	0.001655	—
Michael Grissinger, Director	6/28/2024	5,000,000	0.001395	—
Wa’el Hashad, Director	6/28/2024	5,000,000	0.001395	—
Donald Williams, Director	6/28/2024	5,000,000	0.001395	—

Indemnification and Directors’ and Officers’ Liability Insurance

See the sections of this Joint Proxy Statement/Prospectus titled “The Merger Agreement —  Director and Officer Liability” and “Information Not Required in Prospectus — Indemnification of Officers and Directors for information on the continued indemnification of directors and officers of Akari.

The Akari Board was aware of and considered these factors, among other matters, in reaching its unanimous determination that the terms of the Merger and the other transactions contemplated by the Merger Agreement are most likely to promote the success of Akari for the benefit of Akari shareholders as a whole; unanimously (i) determined that the terms of the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Akari’s shareholders as a whole, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, (iii) resolved, subject to the terms of the Merger Agreement, to recommend that the Akari shareholders approve (A) the authorization of the Akari Board to allot all Akari Ordinary Shares to be issued in connection with the Merger, (B) the issuance of Akari Ordinary Shares represented by Akari ADSs in connection with the Merger and (C) the designation of Hoyoung Huh, M.D., Ph.D. as the non-executive chairman of the Akari Board, contingent upon and effective as of the Effective Time and (iv) directed that the allotment and issuance of Akari Ordinary Shares represented by Akari ADSs in connection with the Merger and the Chairman Appointment Proposal be submitted to the Akari shareholders for approval. For more information, see the section of this Joint Proxy Statement/Prospectus titled “The Merger - Background of the Merger” and “The Merger - Akari’s Reasons for the Merger; Recommendation of the Akari Board.”

Quantification of Potential Payments and Benefits to Akari’s Named Executive Officers in Connection with the Merger

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Merger and that will or may become payable to Akari’s executive officers designated as “named executive officers” in the Company’s proxy statement filed with the SEC on June 3, 2024 as well as the Company’s Interim Chief Executive Officer, Samir Patel, M.D. Although Mr. Hombeck, Akari’s former Chief Financial Officer, is a named executive officer for purposes of this disclosure, Mr. Hombeck terminated employment with Akari on June 15, 2023 and he does not have any interests in the Merger except insofar as he may hold Akari Ordinary Shares. Accordingly, Mr. Hombeck has been omitted from the table below. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use this term to describe the Merger-related compensation that will or may be payable to Dr. Patel, Ms. Jacques and Ms. DiCicco. The amounts set forth in the table below are based on multiple assumptions that may or may not actually prove correct, including assumptions described in the footnotes to the table below. As a result, the actual amounts, if any, to be received by Dr. Patel, Ms. Jacques and Ms. DiCicco in connection with the Merger may differ materially from the amounts set forth below.

The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits that Dr. Patel, Ms. Jacques and Ms. DiCicco would receive assuming (i) the Effective Time occurs on October 1, 2024 (which is the assumed date solely for purposes of this golden parachute compensation disclosure) (ii) the number of shares underlying unvested Akari equity awards held by the Dr. Patel is as of October 1, 2024, the latest practicable date to determine such amounts before the filing of this Joint Proxy Statement/Prospectus, and excludes any additional grants that may occur following this date or forfeiture of any grants in the ordinary course after this date; (iii) Ms. DiCicco’s service is terminated by Akari without cause immediately following the Effective Time, (iv) for purposes of determining the value of Dr. Patel’s stock options, the value of an Akari Ordinary Share is equal to $0.001085, which was the average closing price of an Akari Ordinary Share over the first five trading days following the first public announcement of the Merger Agreement on March 5, 2024 (based on an average closing price of an Akari ADS of $2.17 per ADS over such period), (v) Ms. DiCicco’s base consulting fee and target bonus remain unchanged from those that were in effect as of October 1, 2024, and (vi) none of Dr. Patel, Ms. Jacques or Ms. DiCicco enters into any new agreement with Akari or Peak or becomes entitled to, prior to the Effective Time, additional compensation or benefits.

	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)	Total ($)
Named Executive Officer
Samir Patel, M.D. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	—	—	—	—
Rachelle Jacques . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	450,000	—	—	450,000
Wendy DiCicco . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	530,055	—	—	530,055

(1)

Amounts shown reflect (i) a one-time lump sum payment to be paid to Ms. Jacques on the earlier of (a) within 30 days of the closing date of the Merger and (b) December 2, 2024 and (ii) the cash severance payments Ms. DiCicco is eligible to receive upon a termination of her consulting services without cause, as described above in the section of this Joint Proxy Statement / Prospectus titled “Akari Executive Compensation – Wendy DiCicco Consulting Services Agreement.” The one-time lump sum payment to Ms. Jacques is a “single-trigger” benefit in that it is payable within 30 days of the closing of the Merger to the extent such payment date is prior to December 2, 2024. The severance payments Ms. DiCicco is eligible to receive are “double-trigger” benefits as they will be paid to Ms. DiCicco only if her services are terminated by Akari without cause, subject to her execution and the effectiveness of a release of claims in favor of Akari.

(2)

The unvested stock options held by Dr. Patel as of October 1, 2024 have no value for purposes of this disclosure because the exercise price of such options is higher than $0.001085. The stock option agreements governing the stock options held by Dr. Patel provide for full accelerated vesting of such stock options upon a “change of control” (as defined in the applicable stock option agreement) of Akari. Depending on the final Exchange Ratio, it is possible that the Merger could constitute a change of control of Akari under the stock option agreements with Dr. Patel. Such acceleration is a “single-trigger” benefit in that it will occur upon the effective time of the Merger in accordance with the terms of the applicable stock option agreement if the Merger constitutes a change of control.

INTERESTS OF PEAK BIO DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

In considering the recommendation of the Peak Bio Board with respect to approving the Merger, Peak Bio stockholders should be aware that Peak Bio’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Peak Bio stockholders generally. These interests, to the extent material, are described below.

The Peak Bio Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Peak Bio stockholders approve the Merger as contemplated by this Joint Proxy Statement/Prospectus.

Employment Arrangements

Peak Bio and Hoyoung Huh, M.D., Ph.D., are parties to an Offer of Employment dated as of January 10, 2022 (the “Huh Offer Letter”). The Huh Offer Letter provides that Dr. Huh will serve as an at-will, full-time employee and receive an annual base salary of $0.7 million, with eligibility to participate in Peak Bio’s equity incentive plans as in effect from time to time and to receive annual cash bonuses in amounts of up to 65% of his base salary based on annual performance standards to be periodically established by the Peak Bio Board. The Huh Offer Letter also provides that Peak Bio will pay Dr. Huh backpay in the amount of $1.5 million for Dr. Huh having provided services to Peak Bio without pay.

Under the Huh Offer Letter, Dr. Huh will be entitled to “success fees” in the event that Peak Bio enters into licensing or product development transactions or consummates a business combination transaction (such as the Merger) in the amount of (i) $1.0 million for transactions with “total deal value” (which is the transaction value inclusive of upfront payments and milestone payments but excluding any royalties) of up to $50.0 million; (ii) $3.0 million for transactions with total deal value between $50.0 million and $100.0 million; (iii) $5.0 million for transactions with total deal value between $100.0 million and $100.0 million; and (iv) $8.0 million for transactions with total deal value in excess of $300.0 million. It is anticipated that Dr. Huh will receive a success fee of $1.0 million in connection with the Merger.

If Dr. Huh’s employment is terminated by Peak Bio for “cause,” by Dr. Huh without “good reason,” or due to Dr. Huh’s death or disability, the Huh Offer Letter provides that Dr. Huh or his estate or designated beneficiary will be entitled to receive from Peak Bio all accrued and unpaid salary and accrued unused vacation pay earned through the date of such termination.

If Dr. Huh’s employment is terminated by Peak Bio without “cause” (including in connection with a change of control) or by Dr. Huh for “good reason,” the Huh Offer Letter provides that Dr. Huh will be entitled to receive all accrued and unpaid salary and accrued unused vacation pay earned through the date of such termination, plus, subject to Dr. Huh executing and not revoking a customary release of claims in favor of Peak Bio, the continuation of his base salary for 12 months.

Conversion of Convertible Notes

Dr. Huh, who currently serves as Executive Chairman of the Peak Bio Board, is the holder of a 10% unsecured convertible promissory note in the principal amount of $0.5 million and a 10% secured convertible promissory note in the principal amount of $0.5 million and Sandip Patel, who currently serves as a member of the Peak Bio Board, is the holder of 10% secured convertible promissory notes in the aggregate principal amount of $0.3 million. The total balance due under these convertible notes will be converted into the right to receive Akari ADSs at the Effective Time.

The table below sets forth information regarding the convertible notes:

Name	Principal Amount of Note ($)	Issuance Date	Conversion Discount Rate (1)
Hoyoung Huh, M.D., Ph.D.	500,000	12/18/2023	70%
Hoyoung Huh, M.D., Ph.D	500,000	5/28/2024	50%
Sandip Patel	100,000	5/28/2024	50%
Sandip Patel	175,500	7/12/2024	50%

(1)

Conversion Discount Rate reflects the percentage to be multiplied by the per-share purchase price payable to the holders of Peak Bio Common Stock in connection the Merger, as determined by reference to the 30-day volume weighted average trading price of the Akari ADSs for which the shares of Peak Bio Common Stock will be exchangeable and giving effect to the Exchange Ratio, which will be used to calculate the conversion price per share applicable to the conversion of the convertible notes.

Other Debt Interests

Dr. Huh is the holder of a 6% unsecured convertible promissory note in the principal amount of $1.1 million and James Neal, who currently serves on the Peak Bio Board, is the holder of a 6% unsecured convertible promissory note in the principal amount of $0.02 million, which are each convertible at the holder’s option into shares of Peak Bio Common Stock at a conversion price of $0.60 per share. Dr. Huh is also the holder of a 15% secured promissory note in the principal amount of $0.8 million and has extended unsecured loans to Peak Bio in the aggregate outstanding principal balance of $0.9 million which accrue simple interest at a rate of 1% per annum.

Treatment of Options in the Merger

The table below sets forth information regarding options to purchase shares of Peak Bio Common Stock held, as of October 1, 2024, by anyone who has served as a director or executive officer of Peak Bio since the beginning of Peak Bio’s most recently completed fiscal year:

Name	Number of Shares Underlying Vested Options (#)	Weighted Average Exercise Price of Vested Option Shares ($)	Number of Shares Underlying Unvested Options (#)	Weighted Average Exercise Price of Unvested Option Shares ($)
Executive Officers
Hoyoung Huh, M.D., Ph.D.	—	—	1,200,000	0.80
Stephen LaMond, PharmD*	65,265	8.05	875,000	0.80
Satyajit Mitra, Ph.D.	50,347	7.33	500,000	0.80
Divya Patel, CPA	—	—	500,000	0.80
Timothy Cunningham*	—	—	—	—
Non-Employee Directors
James Neal	—	—	500,000	0.80
Sandip Patel	—	—	400,000	0.80
Nevan Elam*	—	—	—	—
David Rosenburg*	—	—	—	—
Michael Friedman*	—	—	—	—

*	Former executive officer or director.

In connection with the Merger, each Peak Bio Option that is then outstanding and unexercised, whether or not vested, will be assumed and converted into an Adjusted Option, on the same terms and subject to the same conditions as were applicable to such Peak Bio Option immediately prior to the Effective Time, except for terms rendered inoperative by reason of the transactions contemplated by the Merger Agreement, such other administrative or ministerial changes as in the reasonable determination of Akari are appropriate to conform the administration of the Adjusted Options with other awards under Akari’s equity plans, and except as provided in the following sentence. The number of Akari Ordinary Shares (or the number of Akari Ordinary Shares underlying Akari ADSs, as applicable) subject to the Adjusted Option will be equal to the product of (i) the total number of shares of Peak Bio Common Stock subject to such Peak Bio Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, with any fractional Akari Ordinary Shares or Akari ADSs rounded down to the nearest whole Akari Ordinary Share or Akari ADS, as applicable. The exercise price per share of such Adjusted Option will be equal to the quotient of (A) the exercise price per share subject to such Peak Bio Option immediately prior to the Effective Time divided by (B) the Exchange Ratio, with any fractional cents rounded up to the nearest whole cent. The exercise price with respect to each Akari Ordinary Share (or each Akari Ordinary Share underlying Akari ADSs, as applicable) underlying any such Adjusted Option and the number of Akari Ordinary Shares (or Akari Ordinary Shares underlying Akari ADSs, as applicable) relating to any such Adjusted Option will be determined in a manner consistent with the requirements of Section 409A of the Code, and the applicable regulations promulgated thereunder; and, in the case of any Peak Bio Option to which Section 422 of the Code applies, the exercise price per share of any such Adjusted Option and the number of Akari Ordinary Shares or Akari ADSs, as applicable, relating to any such Adjusted Option will be determined in a manner that satisfies the requirements of Section 424(a) of the Code.

Treatment of Warrants in the Merger

The table below sets forth information, as of October 1, 2024, regarding warrants to purchase shares of Peak Bio common stock held by anyone who served as an executive officer or director of Peak Bio’s since the beginning of Peak Bio’s most recently completed fiscal year:

Name	Number of Warrants Held (#)	Weighted Average Exercise Price of Warrants ($)	Expiration Date
Executive Officers
Hoyoung Huh, M.D., Ph.D.	176,292	0.60	4/28/2028
Stephen LaMond, PharmD*	—	—	—
Satyajit Mitra, Ph.D.	—	—	—
Divya Patel, CPA	—	—	—
Timothy Cunningham*	—	—	—
Non-Employee Directors
James Neal	33,340	0.60	4/28/2028
Sandip Patel	—	—	—
David Rosenberg*	728,125	11.50	11/1/2027
Michael Friedman*	35,000	11.50	11/1/2027
Nevan Elam*	—	—	—

*	Former executive officer or director.

In connection with the Merger, each Peak Bio Warrant outstanding immediately prior to the Effective Time, including the Peak Bio Warrants held by Dr. Huh and Mr. Neal, if the same remain outstanding as of such time, will be converted into and exchangeable for an Adjusted Warrant, on substantially similar terms and subject to substantially similar conditions as were applicable to such Peak Bio Warrants immediately prior to the Effective Time (except for (i) terms rendered inoperative by reason of the Merger, (ii) as provided in the following sentence and (iii) such amendments to the terms of the Adjusted Warrants as are necessary to comply with applicable law). The number of Akari Ordinary Shares (or the number of Akari Ordinary Shares underlying Akari ADSs, as applicable) subject to each Adjusted Warrant will equal the number of shares of Peak Bio Common Stock issuable upon the exercise of such Peak Bio Warrant immediately prior to the Effective Time of the Merger multiplied the Exchange Ratio, with any fractional Akari ordinary shares or Akari ADSs rounded down to the nearest whole Akari Ordinary Share or Akari ADS, as applicable, and the exercise price with respect to each Akari Ordinary Share (or each Akari Ordinary Share underlying Akari ADSs, as applicable) underlying such Adjusted Warrant will equal the exercise price per share subject to such Peak Bio Warrant immediately prior to the Effective Time divided by the Exchange Ratio.

Management After the Merger

As described in the section titled “Directors and Officers of the Combined Company Following the Merger” of this Joint Proxy Statement/Prospectus, Dr. Huh, James Neal and Sandip Patel will serve on the Akari Board following the completion of the Merger and Dr. Huh will serve as Chairman of the Akari Board, subject to the Akari shareholders approval of the Chairman Appointment Proposal.

Indemnification and Directors’ and Officers’ Liability Insurance

Pursuant to the Merger Agreement, for a period of not less than six (6) years from and after the Effective Time, Akari will indemnify certain persons, including Peak Bio’s directors and executive officers. In addition, for a period of not less than six years from the Effective Time, Akari will maintain an insurance and indemnification policy for the benefit of certain persons, including Peak Bio’s directors and executive officers. See the section of this Joint Proxy Statement/Prospectus titled “The Merger Agreement —  Director and Officer Liability” for information on the continued indemnification of directors and officers of Peak Bio.

AKARI DIRECTOR COMPENSATION

Directors who are also employees are not compensated separately for serving on Akari’s Board or any of its committees. Each of Akari’s non-employee directors receives cash compensation for his or her services. In addition, to better align the interests of the Akari Board with its shareholders, the Akari Compensation Committee considers and recommends to the Akari Board long-term equity compensation in the form of stock options to Akari’s non-employee directors. The Akari Compensation Committee periodically conducts reviews of peer company director compensation practices, including before considering changes to Akari’s director compensation program.

Under Akari’s director compensation program, each non-employee director receives an annual cash retainer for service on the Akari Board and for service on each committee of the Akari Board of which the director is a member. The chairperson of each committee receives a higher retainer for such service. These fees are typically paid quarterly in arrears, with the exception of the Chair of the Akari Board who is paid monthly. The fees paid to non-employee directors for service on the Akari Board and for service on each committee of the Akari Board on which the director was a member during 2023 were as follows:

	Member Annual Fee	Chairperson Annual Fee
Board of Directors	$41,305	$100,000
Audit Committee	$7,875	$18,375
Compensation Committee	$5,570	$11,139
Nominating and Corporate Governance Committee	$5,570	$11,139

A non-employee director may elect to receive annual cash payments in the form of fully-vested Akari Ordinary Shares. During 2023, no director elected to receive his or her annual cash retainer in shares.

Directors typically receive an initial grant of an option to purchase 5,000,000 Akari Ordinary Shares (or 10,000,000 Akari Ordinary Shares for the non-executive chairman) or equivalent value of Akari ADSs, upon being appointed to the Akari Board and on the date of each annual general meeting. The Akari Board reserves the discretion to review and amend this amount.

These awards typically vest in full on the date of the next annual general meeting following the date of grant, subject to the non-employee director’s continued service on the Akari Board through such date, have a term of 10 years from date of grant, and accelerate upon a change of control.

The following table below sets forth information for the fiscal year ended December 31, 2023 regarding the compensation of Akari’s non-employee directors.

	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	Total ($)
Raymond Prudo-Chlebosz, M.D. (3)	100,000	13,000	113,000
Michael Grissinger	60,350	6,500	66,850
Wa’el Hashad (4)	28,684	6,500	35,184
Samir R. Patel, M.D.(5)	3,704	6,103	9,807
Donald Williams	65,280	6,500	71,780
David Byrne (6)	49,170	—	49,170
James Hill (6)	29,343	—	29,343
Stuart Ungar (6)	23,645	—	23,645

(1)	Represents cash fees earned for service as a non-employee director for 2023.

(2)

Represents the aggregate grant date fair value of option awards made to each listed director in 2023, as computed in accordance with FASB ASC Topic 718, disregarding estimated forfeitures related to service-based vesting. See Note 6 to the financial statements included in the section titled “Notes to Audited Consolidated Financial Statements” with respect to the financial statements for the year ended December 31, 2023 regarding assumptions Akari made in determining the fair value of option awards. As of December 31, 2023, Akari’s non-employee directors held options to purchase our ordinary shares as follows: Dr. Prudo-Chlebosz: 10,000,000 shares; Mr. Grissinger: 16,500,000 shares; Mr. Hashad: 5,000,000 shares; Dr. Patel: 5,000,000 shares; and Mr. Williams: 19,850,000 shares. Messrs. Byrne, Hill, and Ungar did not hold any outstanding options as of December 31, 2023.

(3)

Dr. Prudo-Chlebosz served as Akari’s Executive Chairman from September 2015 through December 2022. Effective January 1, 2023. Dr. Prudo-Chlebosz began serving as the Chair of the Akari Board with a renumeration package of $100,000 per annum, paid in equal monthly installments.

(4)

Mr. Hashad was appointed to the Akari Board effective June 30, 2023, at Akari’s 2023 annual general meeting. Mr. Hashad has served as a member of Akari’s audit committee and nominating and corporate governance committee since June 30, 2023.

(5)

Dr. Patel was appointed to Akari’s Board effective November 29, 2023. Dr. Patel served as a member of the Akari Compensation Committee from that date until his appointment as Akari’s Interim President and Chief Executive Officer in May 2024.

(6)	Mr. Byrne, Mr. Hill and Mr. Ungar each served as a director on the Akari Board until Akari’s 2023 annual general meeting on June 30, 2023.

AKARI EXECUTIVE COMPENSATION

In accordance with Item 402(l) of Regulation S-K, Akari has elected to avail itself of the scaled disclosure requirements available to smaller reporting companies.

This section discusses the material components of Akari’s executive compensation program for Wendy DiCicco, Akari’s Interim Chief Financial Officer, for the fiscal year ended December 31, 2023. Samir R. Patel, M.D., Akari’s Interim President and Chief Executive Officer is a member of the Akari Board and was appointed as Interim President and Chief Executive Officer effective May 1, 2024. See the sections of this Joint Proxy Statement/Prospectus titled “Interests of Akari’s Directors and Officers in the Merger,” “Akari Director Compensation” and “Directors and Officers of the Combined Company following the Merger” for more information about Dr. Patel and his compensation for the fiscal year ended December 31, 2023. Dr. Patel did not receive any compensation from Akari for the fiscal year ended December 31, 2023 other than as set forth in the section of this Joint Proxy Statement/Prospectus titled “Akari Director Compensation.”

Summary Compensation Table

The following table sets forth information concerning Ms. DiCicco’s compensation during the fiscal year ended December 31, 2023:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards (S)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Wendy DiCicco(1)	2023	226,184	45,000	—	6,480	—	277,664
Interim Chief Financial Officer

(1)	Ms. DiCicco was appointed as Akari’s Interim Chief Financial Officer on July 17, 2023.
(2)

Represents the aggregate grant date fair value of options to purchase ordinary shares issued under the 2023 Plan, as computed in accordance with FASB ASC Topic 718, disregarding estimated forfeitures related to service-based vesting. See Note 6 to Akari’s audited consolidated financial statements included elsewhere in this Joint Proxy Statement/Prospectus regarding assumptions Akari made in determining the fair value of option awards.

Narrative Disclosure to Summary Compensation Table

Consulting Agreements with Ms. DiCicco and Interim Chief Executive Officer Agreement with Dr. Patel

Akari has entered into a non-employee consulting services agreement with Ms. DiCicco, the material terms of which are described below.

Wendy DiCicco Consulting Services Agreement

Akari is a party to a consulting services agreement, dated January 15, 2024, with an entity controlled by Ms. DiCicco (the “DiCicco Agreement”).

On April 26, 2024, Akari entered into an amendment to the DiCicco Agreement (the “DiCicco Amendment”). The DiCicco Agreement, as amended by the DiCicco Amendment, provides for (i) a $40,000 per month fee (the “Consulting Base Pay”) for services estimated at 80 hours per month, paid in two equal installments on the 15th and 30th date of each month in which services are rendered and reimbursement of certain expenses; (ii) a 2024 target bonus percentage of 45% of the Consulting Base Pay (the “Target Bonus”); (iii) a transaction bonus of 10% of the Consulting Base Pay upon the successful closing of the Merger; (iv) a one-time grant of RSUs on May 1, 2024 totaling 1% of Akari’s outstanding ordinary shares, which shall vest in full on May 1, 2025, subject to Ms. DiCicco’s continued service to Akari, and (v) subject to Ms. DiCicco’s execution and the effectiveness of a release of claims against Akari, a lump sum severance payment in an amount equal to nine months of the Consulting Base Pay plus eligible Target Bonus for the same time period, prorated for the year of termination, to Ms. DiCicco in the event Akari terminates her service without cause.

The DiCicco Agreement also contains restrictive covenants for Akari’s benefit and Ms. DiCicco is required to maintain the confidentiality of Akari’s confidential information.

Prior to entering into the DiCicco Agreement, Akari was party to a consulting services agreement, dated July 17, 2023, and amended on September 1, 2023 (as amended, the “Original DiCicco Agreement”), with an entity controlled by Ms. DiCicco. The Original DiCicco Agreement had a six month term and provided for a $32,000 per month fee, which was increased to $40,000 effective September 1, 2023, a performance bonus in an amount of up to $70,000 upon achievement of certain milestones, and reimbursement of certain expenses. The Original DiCicco Agreement also provided that Ms. DiCicco would be granted an initial option to purchase 5,000,000 Akari Ordinary Shares. If Akari terminated Ms. DiCicco’s engagement for any reason other than for cause prior to the date that such option was fully vested, the option would have continued to vest through July 17, 2024 or be accelerated, at Akari’s option.

Samir Patel’s Interim Chief Executive Officer Agreement

In connection with Dr. Patel’s appointment as Interim President and Chief Executive Officer, on May 31, 2024, Akari and Dr. Patel entered into an Interim Chief Executive Officer Agreement, effective as of May 1, 2024 and amended on September 16, 2024 (the “Interim CEO Agreement”).

Pursuant to the Interim CEO Agreement, Dr. Patel continues to serve as Akari’s Interim President and Chief Executive Officer as an independent contractor on an at-will basis. The Interim CEO Agreement can be terminated by Akari immediately for any reason. As the sole compensation for his services as Interim President and Chief Executive Officer, Dr. Patel is paid $50,000 per month in the form of fully vested options to purchase Akari Ordinary Shares (and, prior to July 1, 2024, such compensation was paid in the form of fully vested Akari Ordinary Shares).

Determining Compensation

The Akari Board and Akari Compensation Committee review compensation annually for Akari’s executives. In setting executive base salaries and bonuses and granting equity incentive awards, Akari considers compensation for comparable positions in the market, the historical compensation of Akari’s executives, individual performance as compared to Akari’s expectations and objectives, Akari’s desire to motivate Akari’s employees to achieve short- and long-term results that are in the best interests of Akari’s shareholders and a long-term commitment to Akari.

The Akari Compensation Committee is primarily responsible for determining the compensation for Akari’s executive officers. The Akari Compensation Committee typically reviews and discusses management’s proposed compensation with Akari’s Chief Executive Officer for all executives other than the Chief Executive Officer. Based on those discussions and its discretion, taking into account the factors noted above, the Akari Compensation Committee then sets the compensation for each executive officer other than the Chief Executive Officer and recommends the compensation for the Chief Executive Officer to the Akari Board for approval. The Akari Board discusses the Akari Compensation Committee’s recommendation and ultimately approves the compensation of Akari’s Chief Executive Officer without members of management present.

In 2023, the Akari Compensation Committee utilized the services of Amplify Strategy & Consulting LLC (“Amplify”), an independent compensation consultant. During 2023, Amplify did not provide material services to Akari other than the services to Akari’s compensation committee. Based on its evaluation, the Akari Compensation Committee has determined that Amplify’s work has not raised any conflict of interests. In 2023, Akari paid Amplify $12,000 related to the design of long-term incentive plans for executives and non-executives.

Elements of Compensation

Ms. DiCicco’s compensation in 2023 generally consisted of three primary components: monthly consulting fees, a performance bonus and long-term incentive-based compensation in the form of stock-based awards.

Base Salary

Ms. DiCicco is a non-employee consultant and received a monthly fee of $32,000 from July 17, 2023 through August 31, 2023 and a monthly fee of $40,000 from September 1, 2023 through December 31, 2023.

Annual Cash Incentives

Pursuant to the Original DiCicco Agreement, Ms. DiCicco was eligible for performance bonuses in the aggregate amount of $70,000 upon achievement of certain milestones, including (i) $25,000 upon achievement of a specified guaranteed cash flow target by August 23, 2023, (ii) $25,000 upon resolving NASDAQ non-compliance on minimum bid price and shareholders’ equity by October 23, 2023 (“Milestone 2”), and (iii) $20,000 upon achievement of internal finance capability improvements by December 31, 2023 (“Milestone 3”). Ms. DiCicco received total bonuses of $45,000 for 2023 in light of achievement of Milestone 2 and Milestone 3.

Equity-Based Awards

Equity grants are intended as both a reward for contributing to Akari’s long-term success and an incentive for future performance. Additionally, the vesting feature of Akari’s equity awards is intended to further Akari’s goal of executive retention by providing an incentive to Akari’s executive officers to remain in Akari’s service during the vesting period.

In 2023, Akari awarded equity compensation under the 2023 Plan to Ms. DiCicco in the form of time-vesting stock options. Akari determined the size of Ms. DiCicco’s 2023 stock option based on contractual obligations in the Original DiCicco Agreement.

Other Compensation and Benefits

Akari has established various employee benefit plans, including medical and 401(k) plans, in which employee executives are eligible to participate on the same basis as other employees. It is generally Akari’s policy not to extend perquisites to Akari’s executives that are not available to Akari’s employees generally.

401(k) Plan and Defined Contribution Pension Scheme

Akari has adopted an employee benefit plan under Section 401(k) of the Code for Akari’s U.S.-based employees. The 401(k) plan allows employees to make salary deferral contributions up to the statutorily prescribed annual limit under the Code. Akari provides matching contributions to the 401(k) plan in an amount equal to 100% of each participant’s contribution up to a maximum of 5% of the participant’s annual eligible cash compensation, subject to certain other limits.

Additionally, Akari has adopted a defined contribution pension scheme which allows for U.K.-based employees to make salary deferral contributions and Akari contributes 10% of employee compensation to the pension plan, subject to U.K. law.

Clawback Policy

In November 2023, the Akari Compensation Committee adopted a formal clawback policy, which applies in the event Akari is required to prepare an accounting restatement due to any material noncompliance with any financial reporting requirement under the U.S. federal securities laws. This policy requires Akari to (subject to certain limited exceptions set forth in the clawback policy and permitted under the final clawback rules) recover from any of Akari’s current or former executive officers who receive incentive-based compensation after the effective date of the clawback policy and during the three-year period preceding the date on which Akari is required to prepare an accounting restatement, the excess of what would have been paid to such executive officer under the accounting restatement.

Outstanding Equity Awards at 2023 Fiscal Year-End

The following table sets forth information regarding the outstanding equity held by Ms. DiCicco as of December 31, 2023.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Wendy DiCicco	—	5,000,000	(1)	0.0013	7/17/2033

(1)	Represents the unvested portion of a stock option award as of December 31, 2024 that vested 100% on July 17, 2024.

DIRECTORS AND OFFICERS OF THE COMBINED COMPANY FOLLOWING THE MERGER

Resignation of Current Directors of Akari

In connection with the consummation of the Merger, Wa’el Hashad and Donald Williams are expected to resign as directors of Akari effective as of the Effective Time.

Information about the Directors of the Combined Company Following the Merger

Akari’s Articles of Association provide that Akari’s business is to be managed by the board of directors (subject to any directions made by the members of Akari by special resolution). The Akari Board is divided into three classes for purposes of election (Class A Directors, who serve a one year term before being subject to re-election at Akari’s annual general meeting; Class B Directors, who serve a two year term before being subject to re-election at the annual general meeting; and Class C Directors who serve a three year term before being subject to re-election at the annual general meeting, provided also that in any two year period, a majority of the board must stand for re-election).

Set forth below is certain information, as of October 1, 2024, concerning the persons who are expected to serve as directors of the combined company upon completion of the Merger, including (a) the year in which each director first became a director, (b) their age as of October 1, 2024, (c) their positions and offices with Akari, (d) their principal occupations and business experience during at least the past five years and (e) the names of other public companies for which they currently serve, or have served within the past five years, as a director. Akari has also included information about each director’s specific experience, qualifications, attributes, or skills that led the Akari Board to conclude that such individual should serve as one of Akari’s directors. Akari also believes that all of Akari’s directors have a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to Akari and the Akari Board.

The following table provides information about those persons who are expected to serve as directors of Akari upon completion of the Merger. Committee memberships will be determined in connection with the Closing of the Merger.

			Committee Memberships (1)
Name	Age	Relationship	Audit	Comp	N&CG	Class - Election Year
Hoyoung Huh, MD, PhD	54	Appointee to Chair of the Board				Class A Director –2024
Raymond Prudo- Chlebosz, M.D.	79	Current Chair of the Board				Class C Director – 2024
James Neal	69	Appointee to the Board				Class A Director – 2024
Michael Grissinger	68	Director	X	X	C	Class A Director – 2024
Robert Bazemore	56	Director				Class A Director – 2024
Sandip Patel	57	Appointee to the Board				Class A Director – 2024
Samir R. Patel, M.D.	55	Director, Interim President and CEO				Class A Director – 2024

(1)	“C” indicates Chair of applicable committee.

Hoyoung Huh, M.D., Ph.D, is the founder of Peak Bio Co., Ltd. (f/k/a pH Pharma) and has held positions of Chief Executive Officer and Board Chairman since founding pH Pharma in 2015. He currently serves as a director on the Peak Bio Board. Dr. Huh is a Silicon Valley-based entrepreneur and investor in healthcare and technology-based businesses and has served as Lead Director of Pliant Therapeutics since December 2017. Dr. Huh was a Managing Director of Konus Advisory Group, Inc. from January 2012 to September 2014. Prior to founding Konus Advisory Group, Inc., Dr. Huh was Chief Executive Officer and Chairman of the board of directors of BiPar Sciences, Inc. from February 2008 until December 2010. In addition, Dr. Huh has been involved in the formation, management and board positions of multiple biotechnology and innovation-based companies. He previously served as the Chairman of the board of directors of Geron Corporation from September 2011 to December 2018, and CytomX Therapeutics, Inc. from February 2012 to December 2018, a member of the board of directors of Rezolute, Inc. (f/k/a AntriaBio, Inc.) from 2013 to January 2019, the Chairman of the board of directors of Epizyme, Inc. from October 2009 to February 2012, and as a member of the board of directors of Facet Biotech Corporation, Nektar Therapeutics, Inc., Addex Therapeutics Ltd. and EOS, S.p.A (Milano, Italy). Earlier in his career, Dr. Huh was a partner at McKinsey & Company. He holds A.B. in Biochemistry from Dartmouth College, an M.D. from Cornell University Medical College and a Ph.D. in Cell Biology and Genetics from Cornell University Sloan Kettering Institute. We believe Dr. Huh’s extensive management and operational experience as President and Chief Executive Officer of numerous biotechnology companies and his significant knowledge and expertise of biotechnology and pharmaceutical collaborations, qualifies Dr. Huh to serve as a director and Chairman of the Akari Board.

Raymond Prudo-Chlebosz, M.D. served as Akari’s Executive Chairman from September 2015 through December 2022. Effective January 1, 2023. Dr. Prudo-Chlebosz began serving as the Chairman of Akari’s board of directors. Dr. Prudo-Chlebosz has been an active investor and developer of healthcare companies for 25 years. Dr. Prudo-Chlebosz was the Founder, Chairman, and Chief Executive Officer of Volution and its predecessor company, Varleigh Immuno Pharmaceuticals, since its inception in 2008. Dr. Prudo-Chlebosz is also the co-founder of The Doctors’ Laboratory (“TDL”), past CEO and its Chairman since 2002. Since 2015 he has also been a director of Health Services Laboratories (“HSL”). Both TDL and HSL are subsidiaries of Sonic Healthcare Limited (ASX: SHL.AX). Dr. Prudo-Chlebosz is also currently a director of CIS Healthcare Limited, a privately-held UK healthcare company. Dr. Prudo-Chlebosz holds an MBBS from the University of London, and an FRCP(C) from the Royal College of Physicians and Surgeons of Canada.

James Neal serves as a director on the Peak Bio Board. He comes to Peak Bio’s board of directors as an experienced business professional serving as XOMA Corporation’s Chief Executive Officer, having joined that company in 2009. Mr. Neal brings more than 25 years’ experience in forming and maximizing business and technology collaborations globally and in bringing novel products and technologies to market. Prior to XOMA, Mr. Neal was Acting Chief Executive Officer of Entelos, Inc., a leading biosimulation company that acquired Iconix Biosciences, a privately held company where Mr. Neal was Chief Executive Officer. At Iconix, Mr. Neal established multi-year collaborations with Bristol-Myers Squibb, Abbott Labs, Eli Lilly and the U.S. Food and Drug Administration. From 1999-2002, he was Executive Vice President of Incyte Genomics, leading the global commercial activities with pharmaceutical company collaborators and partners including Pfizer, Aventis and Schering-Plough, as well as sales, marketing and business development activities for the company. Earlier, he was associated with Monsanto Company in positions of increasing responsibility. Mr. Neal earned his B.S. in Biology and his M.S. in Genetics and Plant Breeding from the University of Manitoba, Canada, and holds an Executive MBA degree from Washington University in St. Louis, Missouri. We believe Mr. Neal’s significant experience with biopharmaceutical companies, including as a board member and CEO, qualifies him to serve on the Akari Board.

Michael Grissinger, has served as a member of our board of directors since January 2018. Mr. Grissinger spent 22 years at Johnson & Johnson, retiring in 2018. During his Johnson and Johnson tenure, Mr. Grissinger served in a variety of senior-level management roles including Vice President and Head, Worldwide Pharmaceutical Licensing as well as Vice President and Head of Worldwide Pharmaceutical Corporate Development and M&A. Prior to Johnson & Johnson, Mr. Grissinger spent 12 years at Ciba-Geigy in finance, marketing, and business development roles. In addition to Akari, Mr. Grissinger also serves as a member of the board of directors of Aprea Therapeutics, Inc. (NASDAQ: APRE), and three privately-held biotechnology companies, Atriva Therapeutics Plc, Kira Biotech Pty Ltd., and Envisagenics, Inc. Mr. Grissinger holds a B.Sc. in Chemistry from Juniata College and an MBA from Temple University, Fox School of Business.

Rob Bazemore has served as a director of the Akari Board since September 2024. Mr. Bazemore has spent his career of over 30 years on the development and commercialization of novel medicines. From 2015 to 2021, Mr. Bazemore served as the President, Chief Executive Officer and member of the board of directors of Epizyme, Inc., a biopharmaceutical company, developing and launching TAZVERIK® for patients with Follicular Lymphoma and Sarcoma. Prior to that, from September 2014 to June 2015, Mr. Bazemore served as the Chief Operating Officer of Synageva BioPharma Corp., a biopharmaceutical company, where he established the company’s global commercial and medical organization, through the company’s acquisition by Alexion Pharmaceuticals, Inc. Prior to joining Synageva, Mr. Bazemore served in increasing levels of responsibility at Johnson & Johnson, a healthcare company, including Vice President of Centocor Ortho Biotech Sales & Marketing from 2008 to 2010, President of Janssen Biotech from 2010 to 2013, where he led the successful launches of numerous products and indications, including the US launches of the oncology therapies ZYTIGA® and IBRUVICA®, and Vice President of Global Surgery at Ethicon from 2013 to 2014. Prior to Johnson & Johnson, Mr. Bazemore worked at Merck & Co., Inc. from 1991 to 2013, where he served in a variety of roles in medical affairs, sales and marketing, including supporting the launch of SINGULAIR® in the U.S. Mr. Bazemore previously served on the board of Neon Therapeutics prior to its acquisition by BioNTech and Board Chairman for Pennsylvania BIO. Mr. Bazemore currently serves on the board of directors of Ardelyx, Inc., a public biopharmaceutical company, since June 2016 and on the board of directors of Nuvation Bio Inc., since July 2020. Mr. Bazemore received a B.S. in Biochemistry from the University of Georgia. We believe that Mr. Bazemore’s extensive experience in the pharmaceutical industry, his experience as an executive, and his past service on the board of directors of a life sciences industry group, qualify him to serve on the Akari Board.

Sandip I. Patel, Esq., serves as a director on the Peak Bio Board. Mr. Patel has been an attorney and corporate business consultant at Sandip I. Patel, P.A., a law firm founded by Mr. Patel in 2000. Since 2017, Mr. Patel has also served as Chief Legal Counsel of Channel Investments, LLC, a medical device company. Mr. Patel has been involved in the formation, acquisition, development, growth, and liquidity events related to companies in the healthcare, insurance and financial services fields. Mr. Patel is an advisor to, and holds public and private investments in a wide range of industries with a focus on medical devices, biotechnology, healthcare services and financial technology. Mr. Patel was also a co-founding shareholder of AtlasBanc, and was a co-founding shareholder and board member of Anderen Bank. He has served on several boards, including AtlasClear Holdings, Inc. (NYSE: ATCH), Quantum Fintech Acquisition Corporation (NYSE: QFTA), Monterey Bio (NASDAQ: MTRY), Morton Plant Hospital and Avatar Property and Casualty Insurance Company. Mr. Patel was the Founder, President and Chief Executive Officer of the Orion group of companies, a full-service real estate development company. Previously, Mr. Patel served as Head of the New Business Development and M&A team to national health insurance companies. He oversaw all legal, regulatory and governmental affairs on behalf of WellCare, while serving as the General Counsel of and a partner in the company. Mr. Patel received his JD degree from the Stetson University College of Law and a B.B.A in Finance from the University of Georgia. We believe Mr. Patel’s significant experience advising companies, including biopharmaceutical companies, in merger and acquisition transactions, business development, capital markets and finance, as well as his experience serving on the boards of several private and public companies, qualifies him to serve on the Akari Board.

Samir R. Patel, M.D. has served as a member of Akari board of directors since November 2023. Dr. Patel is founder and, since April 2017, principal of PranaBio Investments, LLC, a firm providing consulting, strategic advisory, and investment services for small cap biotechnology companies. He is also a consultant to GE Global Research, Inc., GE’s innovation engine that is creating novel products and solutions across several sectors including biomanufacturing and biotechnology, a position which he has held since May 2019.

Dr. Patel has more than 20 years of experience in life sciences including co-founding Digital Therapeutics, LLC, a startup advancing a therapy for scleroderma and other rheumatic diseases, where he has served as CEO since August 2011 and co-founding SPEC Pharma, LLC, a company that develops and manufactures injectables used in rheumatology applications. Previously, he held multiple roles in Medical Affairs with Centocor, Inc. (now Johnson & Johnson Innovative Medicine, part of Johnson & Johnson). From April 2020 to November 2021, Dr. Patel served on the board of directors of Cytodyn, Inc. (OTCQB: CYDY). He holds multiple patents, has been an author on several publications and has been an investigator in numerous clinical research studies.

Dr. Patel received his medical degree from the Medical College of Ohio (University of Toledo) in Toledo, Ohio, and completed his internal medicine internship and residency, as well as a rheumatology fellowship, at University of New Mexico School of Medicine Affiliated Hospitals.

Information about Akari’s Executive Officers

Set forth below is certain information, as of October 1, 2024, concerning the persons who are expected to serve as executive officers of the combined company upon completion of the Merger, including their respective ages, positions, background and qualifications. Akari’s executive officers serve until they resign, or the board terminates their position.

Name	Age	Position
Samir R. Patel, M.D.*	55	Interim President, Chief Executive Officer and Director
Wendy DiCicco	56	Interim Chief Financial Officer

*	Mr. Patel is a member of the Akari Board. See “Information about Akari’s Directors” above for more information about Mr. Patel.

Wendy DiCicco has served as Akari’s Interim Chief Financial Officer since July 2023. Ms. DiCicco has more than 25 years of experience in the life sciences industry, currently serving as a board member or as an independent financial and board advisor to companies, often in the role of interim Chief Financial Officer (CFO).

Ms. DiCicco served as CFO for Renovacor, Inc., a pre-clinical biopharmaceutical company developing a gene therapy for cardiovascular disease from September 2019 to December 2022. Initially as interim CFO, then transitioning to permanent, she led the company through its business combination with Chardan Healthcare Acquisition 2 Corp. in 2021 and sale to Rocket Pharmaceuticals in December 2022. She also served as interim CFO for FerGene, Inc., a Phase 3 urologic oncology gene therapy company, from January 2020 through May 2022. Previously, from August 2017 to October 2018, she was CFO and Chief Operating Officer (“COO”) of Centinel Spine and the President and COO of Camber Spine, from November 2014 to July 2017, both developers of best-in-class spinal implants. She has held CFO roles for several pre-IPO, private equity backed medical device and biotechnology companies, in varying stages of commercialization. Her first CFO role was with Kensey Nash Corporation, a publicly traded developer and manufacturer of biologics and medical devices in the cardiovascular and orthopedics industries, where she advanced the company from a pre-revenue IPO stage to approximately $100 million in global revenue across multiple product platforms. Her career started in public accounting at Deloitte & Touche.

Ms. DiCicco currently serves on the Board of Directors of EyePoint Pharmaceuticals, Inc., a publicly traded company, where she also serves as the Audit Committee Chair. In addition, she serves on the board of Imvax, Inc. Ms. DiCicco has also served on the boards of SWK Holdings Corp., II-VI, Inc (now Coherent Corp.), Sincerus Pharmaceuticals, Carmell Therapeutics, SynCardia Systems and CannaPharma Rx.

Ms. DiCicco received a B.S. in accounting from Philadelphia College of Textiles and Science and is a licensed Certified Public Accountant. She also is an appointed Board Leadership Fellow and Corporate Governance Fellow of the National Association of Corporate Directors.

Corporate Governance

Audit Committee

Akari’s board has established a formal standing audit committee. The current members of Akari’s audit committee are Mr. Williams (Chair), Mr. Grissinger, and Mr. Hashad. The Akari Board has determined that

Mr. Williams is an “audit committee financial expert” within the meaning of SEC rules and regulations. Each member of the audit committee is independent as defined under applicable rules of the Nasdaq, including the independence requirements contemplated by Rule 10A-3 under the Exchange Act.

The Akari Board has adopted a written Audit Committee Charter. The composition and responsibilities of the Audit Committee and the attributes of its members, as reflected in its Charter, are intended to be in accordance with certain listing requirements of Nasdaq and the rules of the SEC for corporate audit committees. The Audit Committee Charter may be found in the “Investor Relations — Corporate Governance” section of Akari’s website, which is located at www.investor.akaritx.com.

The audit committee held four meetings during the year ended December 31, 2023.

Compensation Committee

The Akari Compensation Committee currently consists of two members, appointed by the Akari Board: Mr. Williams (Chair) and Mr. Grissinger, all of whom are independent within the meaning of SEC corporate governance rules of independence for purposes of the compensation committee.

The Akari Board has adopted a written Compensation Committee Charter. The composition and responsibilities of the Akari Compensation Committee and the attributes of its members, as reflected in its Charter, are intended to be in accordance with certain listing requirements of Nasdaq and the rules of the SEC for corporate compensation committees. The Compensation Committee Charter may be found in the “Investor Relations — Corporate Governance” section of Akari’s website, which is located at www.akaritx.com.

The Akari Compensation Committee held four meetings during the year ended December 31, 2023.

Nominating and Corporate Governance Committee

Akari’s nominating and corporate governance committee currently consists of three members, appointed by the Akari Board: Mr. Williams, Mr. Grissinger (Chair), and Mr. Hashad, all of whom are independent within the meaning of SEC corporate governance rules of independence for purposes of the nominating and corporate governance committee. None of Akari’s non-employee directors have any service contracts with Akari or any of Akari’s subsidiaries that provide for benefits upon termination of employment.

The Akari Board has adopted a written Nominating and Corporate Governance Committee Charter. The composition and responsibilities of the nominating and corporate governance committee and the attributes of its members, as reflected in its Charter, are intended to be in accordance with certain listing requirements of Nasdaq and the rules of the SEC for corporate nominating and corporate governance committees. The Nominating and Corporate Governance Committee Charter may be found in the “Investor Relations — Corporate Governance” section of Akari’s website, which is located at www.akaritx.com.

The nominating and corporate governance committee held four meetings during the year ended December 31, 2023.

Code of Business Conduct and Ethics

Akari has adopted a written code of business conduct and ethics that applies to Akari’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Akari has posted a current copy of the Code of Business Conduct and Ethics in the “Investor Relations — Corporate Governance” section of Akari’s website, which is located at www.akaritx.com. Akari intends to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of Akari’s code of business conduct and ethics by posting such information on Akari’s website at www.akaritx.com.

Independence of our Board of Directors

Akari’s securities are listed on Nasdaq, and we use the standards of “independence” prescribed by rules set forth by Nasdaq. Under Nasdaq rules, a majority of a listed company’s board of directors must be comprised of independent directors. In addition, Nasdaq rules require that, subject to specified exceptions, each member of a listed company’s audit committee and compensation committee be independent and satisfy additional independence criteria set forth in Rules 10A-3 and 10C-1, respectively, under the Exchange Act. Under the applicable Nasdaq rules, a director will only qualify as an “independent director” if, in the opinion of Akari Board, that person does not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Akari Board determined that each of Dr. Prudo-Chlebosz, Mr. Grissinger, Mr. Bazemore, Mr. Hashad, and Mr. Williams are independent as defined under applicable rules of the Nasdaq, and, in the case of all members of the audit and compensation committees, the independence requirements contemplated by Rule 10A-3 and Rule 10C-1 under the Exchange Act. Additionally, the Board of Directors determined that Dr. James Hill, Dr. Stuart Ungar, and Mr. David Byrne, each of whom served on the Akari Board until our 2023 Annual Meeting in June 2023, were independent. As Dr. Patel is our Interim President and Chief Executive Officer, he is not independent. Ms. Jacques, who served as our former Chief Executive Officer and as a director until May 2024, was also not independent.

Transactions with Related Persons

Since January 1, 2022, Akari has not entered into or engaged in any related party transactions, as defined by the SEC, with Akari’s directors, officers, and shareholders who beneficially owned more than 5% of Akari’s outstanding ordinary shares (“5% holders”), as well as affiliates or immediate family members of those directors, officers, and 5% holders, except with respect to the transactions described below.

May 2024 Private Placement

On May 29, 2024, Akari entered into a purchase agreement with certain investors including the chairman of the Akari Board, Dr. Raymond Prudo-Chlebosz, and a director and the Interim President and Chief Executive Officer of Akari, Samir R. Patel, M.D., pursuant to which Akari agreed to sell and issue in a private placement (the “May 2024 Private Placement”) an aggregate of 4,029,754 Akari ADSs, and warrants to purchase up to 4,029,754 Akari ADS, at a per unit (each unit consists of one Akari ADS and one warrant) purchase price of $1.885, for aggregate gross proceeds of approximately $7.6 million. The warrants (other than those issued to Dr. Prudo-Chlebosz and Dr. Patel) have an exercise price of $1.76 per Akari ADS, which is equal to the Nasdaq official closing price of Akari’s ADSs on Nasdaq on May 29, 2024. The warrants issued to Dr. Prudo-Chlebosz and Dr. Patel, have an exercise price of $1.79 per Akari ADS, which is equal to the price at which Akari ADSs were last sold on Nasdaq on May 29, 2024.

The Doctors Laboratory

Akari leases office space for its U.K. headquarters in London from The Doctors Laboratory (“TDL”) and has incurred expenses of approximately $0.1 million plus VAT during each of the years ended December 31, 2023 and 2022, respectively. David Byrne, a former non-employee director of Akari, is the Chief Executive Officer of TDL and Dr. Raymond Prudo-Chlebosz, Akari’s current Chairman, is the non-Executive Chairman of the Board of Directors of TDL.

Akari received certain laboratory testing services for its clinical trials provided by TDL, including certain administrative services, and incurred expenses of approximately $0.1 million during each of the years ended December 31, 2023 and 2022.

Other

Mr. Grissinger began providing business development consulting services in January 2018. The consulting agreement was terminated in November 2022. Akari incurred less than $0.1 million in expenses during the year ended December 31, 2022. No such expenses were incurred during the year ended December 31, 2023.

Akari has also entered into certain agreements with its executive officers. For more information regarding these agreements, see the section of this Joint Proxy Statement/Prospectus titled “Narrative Disclosure to Summary Compensation Table” for further details.

Policies and Procedures for Related Person Transactions

The Akari Board is committed to upholding the highest legal and ethical conduct in fulfilling its responsibilities and recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest. Accordingly, as a general matter, it is Akari’s preference to avoid related party transactions.

In accordance with Akari’s audit committee charter, members of the audit committee, all of whom are independent directors, review and approve all related party transactions for which approval is required under applicable laws or regulations, including SEC and the Nasdaq Listing Rules. Current SEC rules define a related party transaction for smaller reporting companies to include any transaction, arrangement, or relationship in which Akari is a participant and the amount involved is the lesser of $120,000 or 1% of total assets, and in which any of the following persons has or will have a direct or indirect interest:

•	Akari’s executive officers, directors, or director nominees;

•	any person who is known to be the beneficial owner of more than 5% of Akari Ordinary Shares

•

any person who is an immediate family member, as defined under Item 404 of Regulation S-K, of any of Akari’s executive officers, directors, or director nominees or beneficial owners of more than 5% of Akari Ordinary Shares; or

•

any firm, corporation, or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person, together with any other of the foregoing persons, has a 5% or greater beneficial ownership interest.

Under Akari’s code of business conduct and ethics, Akari’s directors, officers, and employees are expected to avoid any relationship, influence or activity that would cause or even appear to cause a conflict of interest. Under Akari’s code of business conduct and ethics, a director is required to promptly disclose to the Akari Board any potential or actual conflict of interest involving him or her. In accordance with Akari’s code of business conduct and ethics, the Akari Board will determine an appropriate resolution on a case-by-case basis. All directors must recuse themselves from any discussion or decision affecting their personal, business, or professional interests. In addition, the audit committee is responsible for reviewing with Akari’s primary counsel the results of their review of the monitoring of compliance with Akari’s code of business conduct and ethics.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On March 4, 2024, Akari, Merger Sub and Peak Bio entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into Peak Bio, with Peak Bio surviving the Merger as a wholly owned subsidiary of Akari and the separate corporate existence of Merger Sub shall thereupon cease.

Pursuant to the Merger Agreement, at the Effective Time, each share of Peak Bio Common Stock will be converted into the right to receive Akari ADSs representing a number of Akari Ordinary Shares, equal to the Exchange Ratio. As of March 4, 2024, the date of the Merger Agreement, the estimated Exchange Ratio was such that based on the number of Akari ADSs expected to be issued in accordance with the Exchange Ratio at the consummation of the Merger in exchange for the shares of Peak Common Stock, Peak Bio Stock & Note Holders would own approximately 48%, and Akari shareholders would own approximately 52%, of the combined company following the consummation of the Merger, on a fully diluted basis. The Exchange Ratio is subject to certain adjustments based on the Net Cash, as determined in accordance with the Merger Agreement, of each of Akari and Peak Bio at the close of business one business day prior to the anticipated consummation of the Merger. Each party will receive a negative adjustment to the initial Exchange Ratio to the extent such party’s closing Net Cash is less than negative $6,000,000. Each party will receive a positive adjustment to the initial Exchange Ratio to the extent such party’s closing Net Cash exceeds zero. Under no circumstances will the Exchange Ratio be adjusted such that either party’s pro-forma post-closing ownership of the combined company following the Closing exceeds 80%.

The Merger Agreement provides that, if any Akari Licensing Deal Revenue or Peak Bio Licensing Deal Revenue is actually received in cash by Akari or the Surviving Corporation within one hundred and twenty (120) days following the closing of the Merger, and the amounts of such revenue received would result in a positive number of Additional Peak Merger Shares, additional Akari ADSs may be issued to the holders of shares of Peak Bio Common Stock following the consummation of the Merger equal to the Additional Exchange Ratio. Because the Exchange Ratio is not fixed and is subject to adjustment under certain circumstances, the market value of the Merger Consideration to Peak Bio Stock & Note Holders may fluctuate with the market price of Akari ADSs. The following unaudited pro forma combined financial statements assumes Additional Peak Merger Shares of zero because as of June 30, 2024, there was no Peak Bio Licensing Deal pursuant to a definitive agreement or bona fide term sheet entered into by Peak Bio as of such date.

At the Effective Time, each Peak Bio Warrant outstanding immediately prior to the Effective Time will be converted into an Adjusted Warrant. The number of Akari Ordinary Shares (or the number of Akari Ordinary Shares underlying Akari ADSs, as applicable) subject to each Adjusted Warrant will be equal to the number of shares of Peak Common Stock issuable upon exercise of such Peak Bio Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, with any fractional Akari Ordinary Shares or Akari ADSs rounded down to the nearest whole Akari Ordinary Share or Akari ADS, as applicable, and the exercise price with respect to each Akari Ordinary Share (or each Akari Ordinary Share underlying Akari ADSs, as applicable) underlying such Adjusted Warrant will equal the exercise price per share subject to such Peak Bio Warrant immediately prior to the Effective Time divided by the Exchange Ratio.

Each Peak Bio Option that is outstanding and unexercised immediately prior to the effective time, whether or not vested, will be assumed and converted into an Adjusted Option. The number of Akari Ordinary Shares (or the number of Akari Ordinary Shares underlying Akari ADSs, as applicable) subject to the Adjusted Option will be equal to the product of (i) the total number of shares of Peak Common Stock subject to such Peak Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, with any fractional Akari Ordinary Shares or Akari ADSs rounded down to the nearest whole Akari Ordinary Share or Akari ADS, as applicable. The exercise price per share of such Adjusted Option will be equal to the quotient of (A) the exercise price per share subject to such Peak Bio Option immediately prior to the Effective Time divided by (B) the Exchange Ratio, with any fractional cents rounded up to the nearest whole cent.

Prior to the closing of the Merger, Akari and Peak Bio shall each use their respective commercially reasonable efforts to negotiate with one or more third parties with respect to the PIPE Investment. The PIPE Investment shall result in aggregate net proceeds to Akari of at least $10.0 million and shall be consummated simultaneously with, and conditioned only upon, the occurrence of the closing of the Merger.

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only, does not necessarily reflect what the actual consolidated results of operations and financial position would have been had the acquisition occurred on the dates assumed and may not be useful in predicting the future consolidated results of operations or financial position.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary accounting and estimates and the final accounting and estimates may occur as a result of changes in initial assumptions and related accounting, and the amount of cash used in Akari’s operations, and other changes in Akari’s assets and liabilities, which are expected to be completed after the closing of the Merger, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies and does not purport to represent the actual results of operations that Akari and Peak Bio would have achieved had the companies been combined during the periods presented and is not intended to project the future results of operations that the combined company may achieve after the Merger. The unaudited pro forma combined financial information does not reflect any potential cost savings that may be realized as a result of the Merger and also does not reflect any restructuring or integration-related costs to achieve those potential cost savings.

Accounting rules require evaluation of certain assumptions, estimates, or determination of financial statement classifications. During preparation of the unaudited pro forma condensed combined financial information, management has performed a preliminary analysis and is not aware of any material differences, and accordingly, this unaudited pro forma condensed combined financial information assumes no material differences in accounting policies of the two companies. Following the Merger, management will conduct a final review of Peak’s accounting policies in order to determine if differences in accounting policies require adjustment or reclassification of Peak Bio’s results of operations or reclassification of assets or liabilities to conform to Akari’s accounting policies and classifications. As a result of this review, management may identify differences that, when conformed, could have a material impact on these unaudited pro forma condensed combined financial statements.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X under the Securities Act and presents the combined historical consolidated financial position and consolidated results of operations of Akari and the historical combined financial position and results of operations of Peak Bio, adjusted to give effect to (i) the Merger and PIPE Investment and (ii) the pro forma effects of certain assumptions and adjustments described in “Notes to the Unaudited Pro Forma Condensed Combined Financial Information” below.

The following unaudited pro forma combined financial information is presented to illustrate the estimated effects of the Merger and PIPE Investment, based on the historical financial statements and accounting records of Akari and Peak Bio after giving effect to the Merger and PIPE Investment and the related pro forma adjustments as described in the notes included below.

The unaudited pro forma combined statements of operations for the six months ended June 30, 2024 and for the year ended December 31, 2023 combine the historical statements of operations of Akari and Peak Bio, giving effect to the Merger and PIPE Investment as if they had occurred on January 1, 2023. The unaudited pro forma condensed combined balance sheet data assumes that the Merger and PIPE Investment took place on June 30, 2024, and combines the historical balance sheets of Akari and Peak Bio as of such date.

The unaudited pro forma combined financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma combined financial statements. The unaudited pro forma condensed combined financial information, including the notes thereto, are based on and should be read in conjunction with the separate historical financial statements of Akari and Peak Bio, and their respective management’s discussion and analysis of financial condition and results of operations as set forth in:

1.	the section of this Joint Proxy Statement/Prospectus titled “Akari Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

2.

the interim unaudited financial statements of Akari and the related notes as of and for the three and six months ended June 30, 2024, which are included elsewhere in this Joint Proxy Statement/Prospectus;

3.	the audited financial statements of Akari and the related notes as of and for the year ended December 31, 2023, which are included elsewhere in this Joint Proxy Statement/Prospectus;

4.	the section of this Joint Proxy Statement/Prospectus titled “Peak Bio’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

5.

the interim unaudited financial statements of Peak and the related notes as of and for the three and six months ended June 30, 2024, which are included elsewhere in this Joint Proxy Statement/Prospectus;

6.	the audited financial statements of Peak and the related notes as of and for the year ended December 31, 2023, which are included elsewhere in this Joint Proxy Statement/Prospectus; and

7.	the information included elsewhere in this Joint Proxy Statement/Prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2024

(In thousands, except share amounts)	Akari Therapeutics, Plc	Peak Bio, Inc.	Transaction Accounting Adjustments	Note References	Pro Forma Combined Akari Therapeutics, Plc
Assets
Current assets:
Cash	$4,177	$236	$10,000	C	$14,413
Prepaid expenses	805	1,096	—		1,901
Other current assets	94	—	—		94

Total current assets	5,076	1,332	10,000		16,408
Patent acquisition costs, net	—	—	—		—
Property and equipment, net	—	32	—		32
Restricted cash	—	60	—		60
Intangible assets	—	—	57,360	A	57,360
Goodwill	—	—	13,593	B	13,593
Other noncurrent assets	—	11	—		11

Total assets	$5,076	$1,435	$80,953		$87,464

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$4,686	$5,472	$—		$10,158
Accrued expenses	1,685	4,402	1,179	D, F	7,266
Operating lease liability	—	4,604	—		4,604
Derivative liability	—	1,854	(1,854)	F	—
Promissory note	—	350	—		350
Convertible notes	1,000	3,932	(3,932)	F	1,000
Convertible notes, related party	—	1,761	(1,761)	F	—
Related party loans	—	1,651	—		1,651
Warrant liability	755	—	—		755
Deferred tax liability	—	—	13,193	B, G	13,193
Other current liabilities	653	—	—		653

Total current liabilities	8,779	24,026	6,825		39,630

Shareholders’ (deficit) equity:
Share capital of $0.0001 par value
Ordinary shares	2,430	—	3,242	C	5,672
Common Stock	—	2	(2)	C	—
Additional paid-in capital	183,007	19,949	29,525	C	232,481
Capital redemption reserve	52,194	—	—		52,194
Accumulated other comprehensive loss	(749)	142	(142)	C	(749)
Accumulated deficit	(240,585)	(42,684)	41,505	C, D	(241,764)

Total shareholders’ deficit:	(3,703)	(22,591)	74,128		47,834

Total liabilities and stockholders’ deficit	$5,076	$1,435	$80,953		$87,464

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

(In thousands, except share and per share amounts)	Akari Therapeutics, Plc	Peak Bio, Inc.	Transaction Accounting Adjustments	Note References	Pro Forma Combined Akari Therapeutics, Plc
Operating expenses:
Research and development	$5,593	$179	$—		$5,772
General and administrative	4,907	3,417	—		8,324
Merger-related costs	1,298	—	1,665	D	2,963
Restructuring and other costs	1,640	—	—		1,640

Loss from operations	(13,438)	(3,596)	(1,665)		(18,699)

Other income (expense):
Interest income	4	—	—		4
Interest expense	(51)	(772)	772	F	(51)
Change in fair value of warrant liability	498	—	—		498
Change in fair value of derivative liability	—	(353)	353	F	—
Foreign currency exchange loss, net	(135)	—	—		(135)
Cancellation of trade liability	—	208	—		208
Other expense, net	(2)	—	—		(2)

Total other income (expense), net	314	(917)	1,125		522

Net (loss) income	$(13,124)	$(4,513)	$(540)		$(18,177)

Net (loss) income per share - basic and diluted	$(0.00)	$(0.20)	$0.00		$(0.00)

Weight-average number of ordinary shares used in computing net (loss) income per share:
— Basic	16,144,813,478	23,124,888	32,419,836,000	E	48,564,649,478

— Diluted	16,144,813,478	23,124,888	32,419,836,000	E	48,564,649,478

Comprehensive loss:
Net loss	$(13,124)	$(4,513)	$(540)		$(18,177)
Other comprehensive loss, net of tax:
Foreign currency translation adjustment	291	48	—		339

Total other comprehensive loss, net of tax	291	48	—		$339

Total other comprehensive loss	$(12,833)	$(4,465)	$(540)		$(17,838)

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

(In thousands, except share and per share amounts)	Akari Therapeutics, Plc	Peak Bio, Inc.	Transaction Accounting Adjustments	Note References	Pro Forma Combined Akari Therapeutics, Plc
Revenue
Grant Revenue	$—	$368	$—		$368

Total Revenue	—	368	—		368

Operating expenses:
Research and development	5,450	1,628	—		7,078
General and administrative	11,356	8,292	2,963	D	22,611
Impairment loss on operating right-of-use asset	—	3,514	—		3,514

Total operating expenses	16,806	13,434	2,963		33,203

Loss from operations	(16,806)	(13,066)	(2,963)		32,835

Other income (expense):
Interest income	82	—	—		82
Interest expense	—	(2,728)	2,728	F	—
Change in fair value of warrant liability	6,599	2,100	—		8,699
Change in fair value of derivative liability	—	837	(837)	F	—
Other income	—	46	—		46
Gain (loss) on extinguishment of debt	—	(15)	—		(15)
Foreign currency exchange gains (losses), net	136	—	—		136
Other expense, net	(19)	—	—		(19)

Total other income (expense), net	6,798	240	1,891		8,929

Net (loss) income	$(10,008)	$(12,826)	$(1,072)		$(23,906)

Net (loss) income per share - basic and diluted	$(0.00)	$(0.61)	$(0.00)		$(0.00)

Weight-average number of ordinary shares used in computing net (loss) income per share:
— Basic	9,788,980,193	21,175,668	32,419,836,000	E	42,208,816,193

— Diluted	9,788,980,193	21,175,668	32,419,836,000	E	42,208,816,193

Comprehensive loss:
Net loss	$(10,008)	$(12,826)	$(1,072)		(23,906)
Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(269)	64	—		(205)

Total other comprehensive loss, net of tax	(269)	64	—		$(205)

Total other comprehensive loss	$(10,277)	$(12,762)	$(1,072)		$(23,906)

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1. Basis of presentation

Description of the Transaction

On March 4, 2024, Akari entered into the Merger Agreement to acquire Peak Bio. Upon consummation of the Merger, each issued and outstanding share of Peak Bio Common Stock will be converted into the right to receive Akari ADSs (representing Akari Ordinary Shares) equal to the Exchange Ratio. As of March 4, 2024, the date of the Merger Agreement, the estimated Exchange Ratio was such that based on the number of Akari ADSs expected to be issued in accordance with the Exchange Ratio at the consummation of the Merger in exchange for the shares of Peak Common Stock, Peak Bio Stock & Note Holders would own approximately 48%, and Akari shareholders would own approximately 52%, of the combined company following the consummation of the Merger, on a fully diluted basis. The Exchange Ratio is subject to certain adjustments based on the Net Cash, as determined in accordance with the Merger Agreement, of each of Akari and Peak Bio at the close of business one business day prior to the anticipated consummation of the Merger. Each party will receive a negative adjustment to the initial Exchange Ratio to the extent such party’s closing Net Cash is less than negative $6,000,000. Each party will receive a positive adjustment to the initial Exchange Ratio to the extent such party’s closing Net Cash exceeds zero. Under no circumstances will the Exchange Ratio be adjusted such that either party’s pro-forma post-closing ownership of the combined company following the Closing exceeds 80%.

The Merger Agreement provides that, if any Akari Licensing Deal Revenue or Peak Bio Licensing Deal Revenue is actually received in cash by Akari or Peak Bio within one hundred and twenty (120) days following the closing of the Merger, and the amounts of such revenue received would result in a positive number of Additional Peak Merger Shares, additional Akari ADSs may be issued to the holders of shares of Peak Bio Common Stock following the consummation of the Merger equal to the Additional Exchange Ratio. The accompanying unaudited pro forma condensed combined balance sheet as of June 30, 2024 and condensed combined statements of operations for the year ended December 31, 2023 and six months ended June 30, 2024 reflects Additional Peak Merger Shares of zero (0) because as of June 30, 2024 there was no Company Licensing Deal (as defined in the Merger Agreement) pursuant to a definitive agreement or bona fide term sheet entered into by Peak Bio as of such date. For more information on the Exchange Ratio and the Additional Exchange Ratio, please see the section of this Joint Proxy Statement/Prospectus titled “The Merger Agreement—The Exchange Ratio.”

At the Effective Time, each Peak Bio Warrant outstanding immediately prior to the Effective Time will be converted into and exchangeable for an Adjusted Warrant. The number of Akari Ordinary Shares (or the number of Akari Ordinary Shares underlying Akari ADSs, as applicable) subject to each Adjusted Warrant will be equal to the number of shares of Peak Bio Common Stock issuable upon exercise of such Peak Bio Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, with any fractional Akari Ordinary Shares or Akari ADSs rounded down to the nearest whole Akari Ordinary Share or Akari ADS, as applicable, and the exercise price with respect to each Akari Ordinary Share (or each Akari Ordinary Share underlying Akari ADSs, as applicable) underlying such Adjusted Warrant will equal the exercise price per share subject to such Peak Bio Warrant immediately prior to the Effective Time divided by the Exchange Ratio.

Each Peak Bio Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be assumed and converted into an Adjusted Option. The number of Akari Ordinary Shares (or the number of Akari Ordinary Shares underlying Akari ADSs, as applicable) subject to the Adjusted Option will be equal to the product of (i) the total number of shares of Peak Bio Common Stock subject to such Peak Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, with any fractional Akari Ordinary Shares or Akari ADSs rounded down to the nearest whole Akari Ordinary Share or Akari ADS, as applicable. The exercise price per share of such Adjusted Option will be equal to the quotient of (A) the exercise price per share subject to such Peak Bio Option immediately prior to the Effective Time divided by (B) the Exchange Ratio, with any fractional cents rounded up to the nearest whole cent.

Consummation of the Merger is subject to various conditions, including, among others, (i) approval by Peak Bio stockholders of the Merger Proposal, (ii) approval by Akari shareholders of the (A) the Share Issuance Proposal, (B) the Chairman Appointment Proposal and (C) any other resolutions required by law or the rules and regulations o Nasdaq or other listing authority, (iii) the absence of any restraints or laws enjoining, restraining, preventing or prohibiting consummation of the Merger or making consummation of the Merger illegal, (iv) Akari’s Registration Statement on Form S-4 (to be issued in connection with the Merger) having been declared effective and no stop orders suspending the effectiveness of the Form S-4 have been issued by the SEC and remain in effect, (v) the Akari ADSs issuable to Peak Bio stockholders having been authorized for listing on Nasdaq, and (vi) the PIPE Investment shall have been consummated simultaneously with, and conditioned only upon, the occurrence of the closing of the Merger, and shall result in net proceeds to Akari of at least $10.0 million.

Basis of Presentation

The unaudited pro forma condensed combined financial information were prepared with the Merger being accounted for as a business combination by Akari of Peak Bio.

The unaudited pro forma condensed combined financial statements have been prepared based on Akari’s and Peak Bio’s historical financial information, giving effect to the acquisition and related adjustments described in these notes to show how the acquisition might have affected the historical financial statements if it had been completed on January 1, 2023 for the purposes of the unaudited pro forma condensed combined statements of operations, and as of June 30, 2024, for purposes of the unaudited pro forma condensed combined balance sheet. In addition, certain items have been reclassified from Peak Bio’s historical financial statements to align them with Akari’s financial statement presentation and accounting policies. Peak Bio and Akari prepare their consolidated financial statements in accordance with U.S. generally accepted accounting principles.

Akari accounts for business combinations in accordance with Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations. Accordingly, the preliminary fair value of purchase consideration for the acquisition has been allocated to the estimated fair value of assets acquired and liabilities assumed. The purchase price allocation is based on preliminary estimates, including estimates for acquired intangible assets which are in the process of being fair valued, and may change when the final valuation of the assets acquired and liabilities assumed is determined.

The pro forma adjustments reflecting the consummation of the Merger are based on certain currently available information and certain assumptions and methodologies that Akari believes are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. Akari believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Merger based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Merger.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters or other savings or expenses that may be associated with the integration of the two companies and does not purport to represent the actual results of operations that Akari and Peak Bio would have achieved had the companies been combined during the periods presented and is not intended to project the future results of operations that the combined company may achieve after the Merger.

Note 2. Estimated consideration and preliminary purchase price allocation

The estimated fair value of the consideration transferred, based on Akari’s stock price as of October 1, 2024 (most recent practical date), of $42.7 million is summarized as follows (in thousands):

Ordinary Shares	38,630
Assumed Options	1,024
Assumed Warrants	3,062

Total consideration transferred	42,716

The actual number of Akari Ordinary Shares represented by ADSs issued to Peak Bio Stock & Note Holders upon the completion of the Merger as Merger Consideration and related Exchange Ratio is not fixed and subject to adjustment in certain circumstances, as more fully described in Note 1. As a result, the final valuation of the Merger Consideration will be based on the actual number of Akari Ordinary Shares represented by ADSs issued to Peak Bio Stock & Note Holder, the actual number of Adjusted Options and Adjusted Warrants issued in exchange for Peak Bio Options and Peak Bio Warrants outstanding, and the per share price of Akari ADSs at closing of the Merger. Accordingly, the total purchase price for the Merger could differ from the amount of total consideration transferred reflected in the unaudited proforma condensed combined financial statements, and that difference could be material. A ten percent (10%) increase/decrease to the Akari ADS price would increase/decrease the purchase price by approximately $4.4 million, with a corresponding change to goodwill. Therefore, the estimated consideration expected to be transferred reflected in these unaudited pro forma condensed combined financial statements does not purport to represent what the actual consideration transferred will be when the Merger is completed.

Akari’s total transaction costs are estimated to be $3.7 million, $1.7 million of which will be incurred and expensed subsequent to June 30, 2024.

The following table summarizes the allocation of the consideration transferred to the fair values of the assets acquired and liabilities assumed based on the Peak Bio balance sheet as of June 30, 2024 (in thousands):

Cash	$236
Prepaid expenses	1,096
Property and equipment, net	32
Restricted cash	60
Other noncurrent assets	11
In-process research and development	57,360

Total identifiable assets acquired	58,795

Accounts payable	5,472
Accrued expenses	4,402
Operating lease liability	4,604
Promissory note	350
Related party loans	1,651
Deferred tax liability	13,193

Total liabilities assumed	29,672

Net identifiable assets acquired	29,123

Goodwill	13,593

Total consideration transferred	42,716

The estimated fair values of the consideration transferred and assets acquired and liabilities assumed are preliminary estimates and may change upon the finalization of a more detailed analysis of the facts and circumstances that existed at the date of the Merger. The estimated value of in-process research and development acquired, which is still in the process of being fair valued, is capitalized as of the acquisition date and is subsequently accounted for as indefinite-lived intangible assets until completion or abandonment of the associated research and development efforts. Accordingly, during the development period after the completion of the mergers, these assets will not be amortized into earnings; instead, these assets will be subject to periodic impairment testing.

Note 3. Transaction accounting adjustments

Transaction adjustments are necessary to reflect the acquisition consideration exchanged and to adjust amounts related to the tangible and intangible assets acquired and liabilities assumed of Peak Bio to the preliminary estimate of their fair values, and to reflect the impact on the statements of operations of the acquisition as if the companies had been combined during the periods presented therein. The transaction adjustments included in the unaudited pro forma condensed combined financial statements are as follows:

A.	Reflects the recognition of the fair value of the in-process research and development intangible assets acquired as part of the Merger.

B.

Reflects the recognition of goodwill arising from the acquisition which is calculated as the difference between the fair value of the estimated consideration transferred and the preliminary values assigned to the tangible assets and intangible assets acquired and liabilities assumed based upon Akari’s preliminary purchase price allocation. The goodwill is primarily attributable to assembled workforce and increased synergies that are expected to be achieved from the integration of Peak Bio in addition to a deferred tax liability related to the intangible assets acquired. The Merger is expected to be a nontaxable transaction in which a deferred tax liability will be recorded for the difference between the acquisition date fair values and income tax bases of assets acquired and liabilities assumed.

C.

Reflects the recording of the (i) elimination of Peak Bio’s historical Common Stock balance, (ii) issuance of an estimated 25,753,168,000 of Akari Ordinary Shares to Peak’s stockholders, (iii) exchange of Peak Bio Warrants for warrants to purchase a number of Akari Ordinary Shares or Akari ADSs, (iv) exchange of options to acquire shares of Peak Bio Common Stock for options to purchase a number of Akari Ordinary Shares or Akari ADSs, (v) issuance of an estimated 6,666,668,000 shares of Akari Ordinary Shares relating to the PIPE Investment which is expected to result in cash proceeds of a minimum of $10.0 million.

(In thousands, except share amounts)	Share Capital $.0001 par value		Additional Paid-in-Capital	Capital Redemption Reserve	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount
Elimination of Peak Bio’s historical Common Stock balances as of June 30, 2024	(23,124,888)	$(2)	$(19,949)	$—	$(142)	$42,684	$22,591
Issuance of Ordinary Shares to Peak’s stockholders	25,753,168,000	2,575	36,055	—	—	—	38,630
Issuance of Adjusted Warrants	—	—	3,967	—	—	—	3,967
Issuance of Adjusted Options	—	—	159	—	—	—	159
Issuance of Ordinary Shares pursuant to the PIPE Investment	6,666,668,000	667	9,333	—	—	—	10,000

Pro forma adjustment	32,396,711,112	$3,240	$29,525	$—	$(142)	$42,684	$75,307

D.

Includes the accrual of $1.7 million of additional transaction costs expected to be incurred by Akari subsequent to June 30, 2024. Of the remaining $2.0 million of transaction costs, $1.3 million are included in the historical statement of operations of Akari for the six months ended June 30, 2024 and $0.7 million are included in the historical statement of operations of Akari for the year ended December 31, 2023. These costs will not affect Akari’s statement of operations beyond twelve (12) months after the Merger.

E.

Represents the number of shares added to the weighted average shares outstanding as of June 30, 2024, consisting of 25,753,168,000 ordinary shares issued to Peak Bio Stock & Note Holders and 6,666,668,000 ordinary shares issued to investors pursuant to the PIPE Investment, each as reflected in note “C” above.

F.

Reflects the elimination of convertible notes, and related debt, which were converted immediately prior to the closing of the Merger, and the elimination of interest expense, including accrued interest expense of $0.5 million included in the historical balance sheet of Peak Bio as of June 30, 2024.

G.	To record estimated deferred tax liabilities of $13.2 million associated with the fair value adjustment for intangible assets using a blended statutory tax rate of approximately 23%.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Akari Market Information

Akari ADSs representing Akari Ordinary Shares currently trade on the Nasdaq Capital Market under the symbol “AKTX”.

Akari ADS Ratio Changes

Currently, each Akari ADS represents 2,000 Akari ADSs. The following summarizes historical changes to the ratio of Akari ADSs to Akari Ordinary Shares:

•

Effective January 3, 2014, Akari changed the ratio of Akari ADSs to Akari Ordinary Shares from one Akari ADS representing two Akari Ordinary Shares to a new ratio of one Akari ADS representing ten Akari Ordinary Shares.

•

Effective September 17, 2015, Akari changed the ratio of Akari ADSs to Akari Ordinary Shares from one Akari ADS representing ten Akari Ordinary Shares to a new ratio of one Akari ADS representing one hundred Akari Ordinary Shares.

•

Effective August 17, 2023, Akari changed the ratio of Akari ADSs to Akari Ordinary Shares from one Akari ADS representing 100 Akari’s Ordinary Shares to a new ratio of one Akari ADS representing 2,000 Akari’s Ordinary Shares.

Akari Market Price

The closing price of Akari Ordinary Shares on March 1, 2024, the last trading day before the public announcement of the Merger Agreement, as reported on Nasdaq, was $2.28 per share.

Because the Akari Net Cash and Peak Net Cash and the market price of Akari’s Ordinary Shares are each subject to fluctuation, the number and market value of Akari Ordinary Shares that Peak Bio Stock & Note Holders will be entitled to receive in the Merger may increase or decrease.

Akari Holders of Record

As of October 1, 2024, Akari had approximately 364 shareholders of record registered on its books, excluding shares held through banks and brokers. Of the approximate 364 shareholders, 63 hold Akari ADSs representing Akari Ordinary Shares.

Akari Dividends

Akari never declared or paid cash dividends on Akari Ordinary Shares, and Akari does not expect to pay any cash dividends on Akari Ordinary Shares in the foreseeable future. The declaration and payment of dividends in the future, of which there can be no assurance, will be determined by Akari’s board of directors in light of conditions then existing, including earnings, financial condition, capital requirements, and other factors.

Akari Recent Sales of Unregistered Securities

The privately placed unregistered securities described below were offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder since, among other things, the transactions did not involve a public offering and the securities were acquired for investment purposes only and not with a view to or for sale in connection with any distribution thereof.

December 2023 Private Placement

In December 2023, Akari entered into purchase agreements to sell in a private placement to existing investors, Dr. Prudo-Chlebosz, Akari’s Chairman, and Dr. Samir Patel, Akari’s director, (the “December 2023 Private Placement”) an aggregate of 947,868 ADSs at $2.11 per Akari ADS, resulting in net proceeds of approximately $1.8 million after deducting placement agent fees and other expenses.

September 2023 Private Placement

In September 2023, Akari entered into purchase agreements to sell in a private placement to certain existing investors, including Dr. Ray Prudo-Chlebosz, Akari’s Chairman, and Ms. Rachelle Jacques, Akari’s former President and CEO (the “September 2023 Private Placement”) an aggregate of 551,816 ADSs at $3.30 per ADS, and pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 48,387 ADSs at a purchase price per Pre-Funded Warrant of $3.10, for aggregate gross proceeds of approximately $2.0 million. The Pre-Funded Warrants are exercisable at an exercise price of $0.20 per ADS and will not expire until exercised in full. In connection with this offering, Akari agreed to issue to Paulson Investment Company, LLC (“Paulson”), as placement agent for the September 2023 Private Placement, warrants to purchase 42,550 ADSs at an exercise price of $4.13 per ADS (representing 125% of the price per ADS in the September 2023 Private Placement) and a term expiring on September 22, 2028. Closing of the September 2023 Private Placement occurred on October 6, 2023. Net proceeds, after deducting placement agent fees and other expenses, were approximately $1.7 million.

The privately placed securities above were offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder since, among other things, the transactions did not involve a public offering and the securities were acquired for investment purposes only and not with a view to or for sale in connection with any distribution thereof.

Akari Issuer Purchases of Equity Securities

Akari did not repurchase any of its equity securities during the fiscal year ended December 31, 2023.

Peak Bio Market Information

Peak Bio Common Stock is not listed on a national securities exchange, although it is quoted on the OTC Pink Open Market under the symbol “PKBO.” Quotations are based on information received from the OTC Markets based on all transactions reported on the OTC Markets. Such information reflects inter-dealer prices, without retail mark-up, mark-down or commission and as a result such quotations may not necessarily represent actual transactions.

Peak Bio Market Price

The price of Peak Bio Common Stock as quoted on the OTC Markets on March 1, 2024, the last trading day before the public announcement of the Merger, was $0.002 per share.

The market price of Akari Ordinary Shares and shares of Peak Bio Common Stock could change significantly. Because the consideration payable in the Merger will not be adjusted for changes in the market prices of the Peak Bio Common Stock or Akari Ordinary Shares, and because Akari Net Cash and Peak Net Cash are subject to fluctuation, the value of the consideration that Peak Bio Stock & Note Holders will receive in the Merger may vary significantly from the value implied by the market prices of Akari Ordinary Shares or shares of Peak Bio Common Stock on the date of the Merger Agreement, the date of this Joint Proxy Statement/Prospectus, and the date on which Akari shareholders and Peak Bio stockholders vote on the approval of the Merger. Peak Bio stockholders are urged to obtain current market quotations for Akari Ordinary Shares before making their decision with respect to the approval of the Merger.

Peak Bio Holders of Record

As of October 1, 2024, Peak Bio had approximately 50 stockholders of record registered on its books, excluding shares held through banks and brokers.

Peak Bio Dividends

Peak Bio has never declared or paid any cash dividends on Peak Bio Common Stock. Peak Bio anticipates retaining future earnings for the development, operation and expansion of its business, and does not anticipate declaring or paying any cash dividends in the near term. In addition, Peak Bio’s ability to pay cash dividends on Peak Bio Common Stock may be prohibited or limited by the terms of future debt financing arrangements. Under the terms of the Merger Agreement, Peak Bio is not permitted to declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or otherwise, in respect of, or adjust, split, combine, subdivide or reclassify, Peak Bio Common Stock except as expressly permitted by the Merger Agreement.

Peak Bio Recent Sales of Unregistered Securities

On September 24, 2024, Peak Bio granted options to purchase 4,150,000 shares of Peak Bio Common Stock under its 2022 Long-Term Incentive Plan to its officers, directors, employees and consultants. The options are exercisable for a term of ten years, subject to certain conditions, and have an exercise price of $0.80 per share. Peak Bio issued the options relying on exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended.

Peak Bio Purchases of Equity Securities

Peak Bio did not repurchase any of its equity securities during the fiscal year ended December 31, 2023.

Peak Bio Equity Compensation Plan Information

Peak Bio administers the Peak Bio, Inc. 2022 Long-Term Incentive Plan, under which 4,745,193 shares of Peak Bio Common Stock were reserved for issuance as of December 31, 2023. The following table sets forth certain information relating to such plan as of December 31, 2023:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders(1)	1,698,754	5.28	3,046,439
Equity compensation plans not approved by security holders	N/A	N/A	N/A

(1)	Consists of the Peak Bio, Inc. 2022 Long-Term Incentive Plan

BUSINESS OF AKARI

Overview

Akari is a biotechnology company focused on developing advanced therapies for autoimmune and inflammatory diseases involving the complement component 5 (“C5”) and leukotriene B4 (“LTB4”) pathways. Each of these pathways has scientifically well-supported causative roles in the diseases we are targeting. Akari believes that blocking these two early mediators of inflammation will prevent initiation and continual amplification of the processes that cause certain diseases. Akari’s activities since inception have consisted of performing non-clinical and clinical research and development activities and raising capital.

Akari’s lead asset, nomacopan, is a recombinant small protein (16,769 Da) derived from a protein originally discovered in the saliva of the Ornithodoros moubata tick, which modulates the host immune system to allow the parasite to feed without alerting the host to its presence or provoking an immune response. Nomacopan is a second-generation complement inhibitor which has been shown to act on complement C5, preventing release of C5a and formation of C5b-9 (also known as the membrane attack complex (“MAC”)). Nomacopan also specifically sequesters and inhibits LTB4. Complement C5 and LTB4 activation and their proinflammatory actions are typically co-localised during an immune reaction. With its unique bispecific mode of action and biophysical properties, Akari believes nomacopan may be able to prevent inflammatory and prothrombotic activities of these two important pathways and also and has the potential to be formulated for administration by a variety of routes including subcutaneous, intravenous, topical to eye, inhaled and intravitreous.

Akari is investigating PAS-nomacopan, a long-acting form of nomacopan that is a bispecific inhibitor of C5 and LTB4, for the intravitreal treatment of geographic atrophy (“GA”) secondary to dry age-related macular degeneration (“AMD”) in preclinical studies. Following a positive and constructive Pre-Investigational New Drug application meeting with FDA in August 2024, Akari is completing final non-clinical studies and Good Manufacturing Practices (“GMP”) manufacturing and expects to file an Investigational New Drug Application (“IND”) with the FDA in 2025 for PAS-nomacopan in GA. Akari believes PAS-nomacopan has the potential for longer dose intervals between intravitreous injections than currently approved complement only inhibitors, as well as potential reduction of the choroidal neovascularization (“CNV”) risk that is associated with approved inhibitors. CNV is a sight-threatening over development of blood vessels within the retina, which is typically treated with anti-vascular endothelial growth factor (“VEGF”) intravitreal injections. As a bispecific inhibitor of complement C5 and LTB4 we believe PAS-nomacopan may be more efficacious than marketed treatments for GA that only inhibit complement.

Until May 2024, Akari was conducting a clinical trial of subcutaneous nomacopan for the treatment of hematopoietic stem cell transplantation-associated thrombotic microangiopathy (“HSCT-TMA”) in pediatrics. Following completion of a portfolio prioritization review, Akari announced that Akari’s HSCT-TMA program will be suspended, as more fully described below.

Pipeline Prioritization of the Merged Companies

In May 2024, Akari announced the completion of a joint portfolio prioritization review pursuant to which the anticipated combined entity, following completion of the proposed Merger, will focus on Peak Bio’s antibody drug conjugates (“ADC”) platform technology and Akari’s PAS-nomacopan GA program. As a result, Akari’s HSCT-TMA program was suspended, with enrollment in its pediatric clinical study discontinued due to cost and timeline. Following the anticipated Closing of the proposed Merger in the fourth quarter of 2024, Akari expects to have an expanded pipeline of assets spanning early and late development stages with the addition of Peak Bio’s ADC toolkit with novel payload and linker technologies as well as the Peak Bio PHP-303 small molecule selective and reversible neutrophil elastase inhibitor. The ADC program includes a novel pre-clinical ADC candidate targeting TROP-2. By combining chemotherapy with immunotherapy strategies, Akari aims to develop cutting-edge solutions for cancer patients. Further, related to PHP-303, Akari expects to emphasize partnering/

collaboration and licensing opportunities with broad potential impact on patients. Further, Akari plans to work closely with the FDA to define the best path for this platform and will pursue opportunities for external partnering/collaboration and licensing for nomacopan, including as a potential treatment for pediatric HSCT-TMA.

Research and Development

Current Akari Pipeline

Akari is currently developing potentially life-transforming treatments for autoinflammatory diseases involving the complement C5 and LTB4 pathways. Akari’s current pipeline prior to closing the Merger includes its pre-clinical ophthalmology program investigating PAS-nomacopan for treatment of GA secondary to dry AMD and Akari expects to file an IND application with the FDA in 2025.

Development of PAS-nomacopan for Geographic Atrophy

Nomacopan administered by daily subcutaneous injection appears to be a well tolerated drug in Phase 1, 2 and 3 clinical trials in a total of 76 subjects. Furthermore, it appears to significantly reduce the need for blood transfusions in paroxysmal nocturnal hemoglobinuria (“PNH”) patients who were transfusion dependent before starting treatment with nomacopan. In all, 19 PNH patients have received nomacopan for a cumulative total daily exposure of 32 years. Preclinical and clinical studies have demonstrated that once daily subcutaneous nomacopan may also ameliorate the symptoms of bullous pemphigoid.

To improve the pharmacokinetic and pharmacodynamic properties of nomacopan, Akari developed PAS-nomacopan to enable a less frequent dose interval. Initial work focused on PAS-nomacopans potential systemic use via either intravenous or subcutaneous administration and demonstrated that the half-life of PAS-nomacopan in mice is extended by approximately 52-fold compared to the half-life of nomacopan.

In 2019 Akari realized that PAS-nomacopan administered intravitreously might be well suited for treatment of diseases of the back of the eye due to its expected long half-life within the eye because of its large hydrodynamic radius (9.32nm compared to 2.45nm for nomacopan) and mounting evidence of roles for both C5 and LTB4 activation in. the pathology of eye diseases.

During 2020 and 2021, Akari announced preclinical data comparing the therapeutic efficacy of nomacopan, long acting PAS-nomacopan, and a monoclonal anti-VEGF antibody all administered intravitreally. PAS-nomacopan was found to reduce intraocular VEGF levels by as much as the anti-VEGF antibody with 74% (p=0.04) and 68% (p=0.05) reductions respectively, compared to saline control. Furthermore, based on a score assessing disease severity, inflammation increased in both the control and anti-VEGF groups by 49% and 33%, respectively, whereas PAS-nomacopan treatment showed a 9% reduction in inflammation assessed by retinal fundoscopy (p=0.02). This therapeutic activity across multiple pathogenic pathways (VEGF, inflammation and complement) supports the potential for nomacopan as a new mode of action for the treatment of back of the eye diseases.

During the fourth quarter of 2020, Akari announced the publication of the results of a two-year research collaboration with the UCL Institute of Ophthalmology. The results showed that the therapeutic intravitreal (“IVT”) administration of long-acting PAS-nomacopan mitigated both the severity and progress of retinal damage in two retinal tissue models of autoimmune uveitis, a severe inflammatory eye disease where steroids are the primary treatment option. In addition, results showed the presence of inflammatory cells expressing both complement C5 and LTB4 receptors in retinal tissue from donor patients with uveitis as compared to healthy donor eyes and that PAS-nomacopan likely primarily via inhibition of LTB4 decreases Th17 T cells and IL17, that are present at elevated levels in GA and other retinal diseases.

During the second quarter of 2022, Akari announced positive results from two preclinical studies of PAS-nomacopan administered intravitreally. These preclinical studies confirmed the bioavailability of PAS-

nomacopan in the retina and suggested that a clinical dose interval of three months or more may be possible. The preclinical study in a laser induced mouse model of CNV indicated that PAS-nomacopan may be able to inhibit CNV. Studies have shown that due to adverse effects, such as infection, increase in intraocular pressure (“IPO”) and discomfort and anxiety, IVT injection presents a heavy burden on patients therefore a longer dosing interval may be beneficial.

During the third quarter of 2022, Akari announced further positive results from these pre-clinical studies on the tolerability and extended dose interval of long-acting PAS-nomacopan, which, together with data previously presented, suggest PAS-nomacopan has the potential to be a novel treatment option for GA, a chronic progressive degeneration of the macula in the aging eye leading to lesions on the outer retina that can cause irreversible vision loss. There are currently two FDA-approved therapies for treatment of GA. Both are complement inhibitors (IzervayTM, a C5 inhibitor and SyfovreTM, a C3 inhibitor); that are administered to patients through monthly or every-other-month intravitreous injections into the eye (“IVTs”). Frequent needle injections into the eye can be a source of fear, discomfort, disruption for patients and may decrease patient compliance with optimal dosing regimens.

Akari’s preclinical data, indicating a half-life in rabbit vitreous of 7.4 to 8.4 days suggest it may be possible to inject PAS-nomacopan at intervals of three-months or longer which Akari believes would be less burdensome and more attractive for patients. Sight-threatening CNV is a safety risk associated with complement-only inhibitors used for the treatment of GA. CNV is typically treated with anti-VEGF injections. Currently approved GA treatments have shown increased risks of developing CNV in clinical trials 4X and 2X compared to sham, respectively. Akari believes that dual-action PAS-nomacopan may offer the well-understood benefits of complement C5 inhibition in slowing the progression of GA lesions, while LTB4 inhibition has the potential to help prevent VEGF-A over-expression, a key driver of CNV.

In July 2023, Akari announced completion of Akari’s evaluation of potential PAS-nomacopan candidates and selected a single drug candidate to move forward into further development in GA, including clinical trials for GA, pending IND clearance.

In November 2023, Akari presented a poster on Akari’s pre-clinical development of long-acting PAS-nomacopan as a potential treatment for GA at the 4th Annual Dry AMD Therapeutic Development conference. Akari believes positive pre-clinical results and an advanced high yielding manufacturing process support the potential submission of an IND to evaluate the safety and pharmacokinetics/pharmacodynamics (PK/PD) of a single and repeat dose intravitreous PAS-nomacopan.

Immunogenicity

The immunogenicity of PAS-nomacopan will be evaluated during final non-clinical studies prior to IND submission, and if cleared by the FDA, during a phase 1 clinical trial of PAS-nomacopan. Akari’s experience with nomacopan, the active moiety in PAS-nomacopan, may be of some relevance. Low titer anti-drug antibodies (“ADA”) are detected in patients dosed chronically with nomacopan, however no neutralizing antibodies have been detected to date in clinical studies since drug levels do not fall in the presence of the ADA and pharmacodynamic analyses show that terminal complement activity was fully inhibited (ELISA CH50 <10 U Eq/mL) by nomacopan throughout dosing. Nomacopan was well tolerated with no observations of antibody mediated severe reactions at sites of injection.

Similar observations were made in mice receiving 28 days of daily subcutaneous nomacopan. The data showed nomacopan was well-tolerated with no injection site allergic reactions or behavioral changes. Nomacopan induced formation of low titre anti-drug IgG antibodies in mice after 2 to 4 weeks of daily inoculation but these antibodies were not neutralizing and had no effect on nomacopan’s ability to inhibit complement.

PAS-Nomacopan

Using PASylation®, a proprietary technology licensed from of XL-protein GmbH (“XL-protein”), nomacopan can be modified to generate PAS-nomacopan a long-acting form of nomacopan. The unstructured and uncharged PAS polypeptide greatly increases the apparent molecular size of the drug, slowing kidney clearance and extending the systemic half-life of nomacopan.

Recombinant PAS-nomacopan (67.8 kDa) is a 751 amino acid (“aa”) protein comprising 150 aa nomacopan and a 601 aa PAS polypeptide repeat fused in frame to the N-terminal of nomacopan (Figure A) which plays no part in binding to complement C5 or LTB4.

Figure A. Crystal Structure of Nomacopan Protein (gold) Bound to LTB4 (green) with PAS Polypeptide (red) Fused in Frame to N-terminus of Nomacopan

The PAS 600 amino acid repeat forms a random coil polypeptide. PASylation® has a similar effect to PEGylation and greatly increases the hydrodynamic radius and apparent molecular weight of the modified drug thereby extending half-life and potentially improving the drugs pharmacodynamic properties. The PAS polypeptide is hydrophilic and uncharged at neutral pH and was designed to be resistant to proteases found within the body.

Preclinical studies demonstrate that PAS-nomacopan inhibits complement C5 activation as potently as the non-PASylated protein nomacopan but has a 52-fold extended half-life when injected intravenously into mice of 10.4 + 2.2 hours for PAS-nomacopan versus 0.2 + 0.1 hours for nomacopan. The greatly increased half-life of PAS-nomacopan is reflected in the apparent molecular weight of PAS-nomacopan compared to nomacopan estimated by size exclusion chromatography (624 kDa and 28 kDa respectively) and the hydrodynamic radius determined by dynamic light scattering (9.32 nm and 2.45 nm and respectively).

The hydrodynamic radius of a drug has been found to be positively associated with its expected half-life within the eye. By increasing nomacopan’s hydrodynamic radius from 2.45 nm to 9.32 nm by PASylation®, an IVT dose interval of 3 months or even longer may be possible for PAS-nomacopan for treatment of GA.

PAS-Nomacopan for GA

GA is a chronic progressive degeneration of the macula and is an advanced form of dry age-related macular degeneration (“dAMD”) predominantly diagnosed in people over the age of 50 years. The disease, which can lead to irreversible vision loss, is characterized by localized sharply demarcated atrophy (lesions) of outer retinal tissue, retinal pigment epithelium (“RPE”) and choriocapillaris. GA typically (50-65% of the time) starts in the perifoveal region and in a median 2.5 years expands to involve the fovea, leading to central scotomas and permanent loss of visual acuity. The median time to development of GA in both eyes is 7 years from development of GA in the first eye. An estimated 5 million people worldwide are affected, with an estimated 1 to 1.6 million in the United States alone. The prevalence of GA increases with age. In the US, the estimated prevalence is approximately 0.81% having the atrophic form in at least one eye which increases to approximately 3.5% in patients aged 75 years and older. Akari believes GA is an underdiagnosed disease, with only 25% of patients diagnosed in the US and 50% of those patients presenting with bilateral disease (disease in both eyes). While there are two FDA approved treatments for the disease, which are both complement inhibitors, there is still significant unmet need for patients, including the frequency of therapy and risks of CNV that occurs at higher rates in patients treated with both approved therapies.

Preclinical Characterization of PAS-nomacopan

Tight Binding to C5 and LTB4 and Potent Terminal Complement Inhibition Demonstrated

The C5 and LTB4 binding kinetics and affinity of PAS-nomacopan (KD c.25pM for C5 and c. 255pM for LTB4) is comparable to that of non-PASylated nomacopan (KD c.100pM for C5 and c.130pM for LTB4) determined by means of surface plasmon resonance (“SPR”) and fluorescence titration (Figure B). In vitro PAS-nomacopan also inhibits complement mediated lysis of RBCs at least as effectively as non-PASylated nomacopan (Figure C).

Figure B. Illustrative Binding Kinetics of PAS-Nomacopan to C5 and LTB4

A) Cartoon of setup used for SPR. B) Single cycle kinetic experiment on Biacore X100 instrument (Cytivia). A CM3 sensorchip (Cytivia) was covalently conjugated with 5400 RU Avi-PA(S)®-Mab1.1 (XL-protein) and charged with 38 RU PAS-nomacopan using HBS 0.05% Tween 20 as running buffer at a flow rate of 30uL/min. A dilution series of pure human C5 complement (Complement Technologies) was then injected. After each cycle, the chip was regenerated with 30uL 10mM glycine pH 2.4. C) Fluorescence titration of PAS-nomacopan with LTB4 (Cayman Chemicals). The protein (100nM or 30nM) was dissolved in phosphate buffered saline (“PBS”) and excited at 280nM. Fluorescence was measured at 340/316 nm at 20ºC. Data points were fitted according to the law of mass action for a single ligand binding site.

Figure C. PAS- Nomacopan Inhibits Human Complement and Lysis of Human Erythrocytes as Potently as Nomacopan

Coversin= non-PASylated nomacopan; Coversin = nomacopan; PAS-Coversin = PAS-nomacopan; NC = negative control; PC = positive control

a) Effect of PAS-nomacopan and nomacopan on complement activation by the classical pathway (“CP”). Microtiter plates were coated with human IgM in the presence of Mg2+ and Ca2+ ions to allow activation of the CP. PAS-nomacopan and nomacopan were applied in dilution series in PBS containing 1% v/v human serum. After washing complement activation was detected with a specific alkaline phosphatase labelled antibody directed against the C9 neoantigen that emerges during formation of the MAC. Experiments were performed in triplicate (mean values and SDs are shown). Absorbance values were fitted to a sigmoidal dose response curve. b) Effect of PAS-nomacopan and nomacopan on complement activation by the alternative pathway (AP). Microtiter plates were coated with LPS in the presence of Mg2+ ions and EGTA to specifically activate the AP. PAS-nomacopan and nomacopan were applied in dilution series in PBS containing 5% v/v human serum. Washing, MAC detection and controls were performed as described for the CP assay. Positive and negative controls were 100% lysis and heat inactivated serum respectively. Experiments were performed in triplicate (mean values and SDs are shown). Absorbance values were fitted to a sigmoidal dose response curve. c) Human erythrocytes were sensitised by incubation with 2-aminoethylisothiouronium bromide (“AET”) which cleaves GPI-anchored proteins (including the complement regulators CD59 and CD55) from the surface of cells. Acidified human serum with and without dilution series of nomacopan or PAS-nomacopan was incubated with the sensitised erythrocytes. After centrifugation, lysis was determined by measuring absorbance at 405nm, thus quantifying released hemoglobin, and normalised against PBS and PBS-ethylenediaminetetraacetic acid (“PBS-EDTA”) in place of active drug which provide 100% and 0% lysis respectively. Controls were analysed in quadruplicate and all other samples in triplicate. Relative absorbance values (+SD) were fitted to a sigmoidal dose response curve.

Evidence that PAS-nomacopan may allow less frequent intravitreous dosing than current GA therapies

To investigate the effect of PASylation on systemic half-life the PK parameters of PAS-nomacopan and nomacopan were determined in female BALB/c (IV) or C57BL/6J (SC) mice after bolus injection at a dose of 137 nmol/kg. Plasma concentrations of the administered protein were quantified at various time points using a sandwich ELISA. In the case of the IV bolus, the nomacopan showed quick monoexponential decay whereas PAS-nomacopan exhibited biexponential decay with much lower slope for the terminal elimination phase. The PK profile for the SC administration of PAS-nomacopan revealed distinct resorption and plasma elimination phases as expected. PASylation of nomacopan results in much slower (52-fold slower) systemic clearance, plausibly by reducing the rate of kidney filtration, leading to a prolonged half-life compared to nomacopan (Figure D and Table A).

Figure D. PK Profile of nomacopan (IV) and PAS-nomacopan (IV and SC) in Mice

FREE NOMACOPAN IN PLASMA [nM]
2500
2000
1500
1000
500
0
0
5
10
15
20
25
30
35
TIME [hours]
PAS-nomacopan SC
PAS-nomacopan IV
Nomacopan IV

Table A. Nomacopan and PAS-Nomacopan PK Parameters

Parameters	Nomacopan (IV)	PAS-nomacopan (IV)
Terminal plasma half-life (h)	0.2 ± 0.1	10.4 ± 2.2
Area under the curve; AUC (nM*h)	682 ± 168	13,285 ± 1,836
Clearance; CL (h /mL*kg)	201 ± 50	10.3 ± 1.4

AUC = area under the curve; CL = clearance; PK = pharmacokinetic

To verify that the substantially increased plasma half-life translates into a prolonged residence in the eye after intravitreous administration a non-Good Laboratory Practices (“GLP”) single dose IVT PK and tolerability study was conducted in New Zealand White (“NZW”) and Dutch belted (“DB”) rabbits using PAS-nomacopan proven to be endotoxin free by monocyte activation test. The objective of the PK portion of this study was to assess the ocular and systemic PK profile of highly purified PAS-nomacopan following a single IVT injection in NZW rabbits. Briefly, groups of NZW rabbits were injected intravitreously with either 20 mg/mL or 60 mg/mL highly purified PAS-nomacopan (proven to have undetectable endotoxin by monocyte activation test) and followed for 28 days. To assess nomacopan exposure profile, groups of 3 animals were sacrificed on days 1 (≤15 minutes post dose), 3, 7, 14 and 28. PAS-nomacopan concentration in eye tissue and plasma was measured. The plasma and eye tissue samples were analysed by a bespoke LC/MS that detects a specific 25 amino acid PAS-nomacopan peptide produced by enzymatic digestion with endoproteinase Lys-C and uses an internal control (“PAS-L-nomacopan”) to assess digestion efficiency. PAS-L-nomacopan has a different 25 amino acid sequence than PAS-nomacopan which allows their separate quantification by MS. The LC/MS method was qualified for use with vitreous, retina and choroid/RPE (“Ch/RPE”) and plasma with lower limits of detection and quantification (“LLOD” and “LLOQ”) established.

The PK profile of PAS-nomacopan is presented in Figure E and PK parameters in vitreous, retina and choroid RPE are summarised in Table B. The estimated half-life in vitreous was between 7.4 and 8.4 days with a proportionate dose related increase in drug concentrations in all eye tissues with about 20 – 25% of the vitreous drug concentration present in retina and RPE/choroid (Figure E). The estimated half-life in rabbit vitreous is relatively long for a biological drug, for example aflibercept (Eylea) which is dosed every 2 months for treatment of neovascular AMD, has an estimated half-life in rabbit vitreous of c.4.8 days (see Supplementary Table 1 in Crowell et al., 2019) and the estimated half-lives of SYFOVRE™ and IZERVAY™ in non- human primates are considerably shorter than that of aflibercept supporting the potential for a nomacopan dosing interval of 3 months or longer for treatment of GA.

Figure E. Vitreous and Retinal Drug Concentrations in NZW Rabbits after Single IVT Dose of PAS-nomacopan

Table B. Summary of PAS-nomacopan Pharmacokinetic Parameters in New Zealand White Rabbit Ocular Tissue

	PAS-nomacopan in vitreous (V)		PAS-nomacopan in retina (R)		PAS-nomacopan in RPE/choroid (RPE/choroid)
	20mg/mL PAS-nomacopan	60mg/mL PAS-nomacopan	20mg/mL PAS-nomacopan	60mg/mL PAS-nomacopan	20mg/mL PAS-nomacopan	60mg/mL PAS-nomacopan
Cmax	726	1,419	354	2,118	382	1,568
Tmax	0	3	0	0	0	0
t1/2	7.4	8.4	6.0	7.0	4.6	5.5
AUC (0-28 days)	6,936	17,172	1,946	7,802	2,043	7,280

Ch = choroid; LLOD = lower limit of detection; V=vitreous; R=retina; RPE/choroid = retinal pigment epithelium/choroid;

Time-point 0 = <15 min after injection.

Number of rabbits per time-point = 3

Cmax = the highest mean value measured (µg/g or µg/mL of tissue)

Tmax = time-point when the highest mean value is measured (day)

t1/2 = ln(2) / (-a) with a = slope of ln (concentration) = f(t) (days). Calculated with AUC remaining >20% instead of <20%, only for information

AUC0-28 days = area under the curve in µg/g or µg/mL of tissue x day

PAS-nomacopan concentration was not assessed in plasma samples due a lack of sensitivity (LC/MS assays LLOQ of 50 ug/mL) in rabbit plasma. Further work will be conducted to develop and qualify a bioanalytical ELISA assay of sufficient sensitivity to support analysis of drug concentrations in plasma in the planned toxicity studies to support the initial IND.

Completed PAS-nomacopan Toxicology Studies

A non-GLP single dose IVT ocular tolerability/toxicity studies in NZW and DB rabbits was completed using highly purified PAS-nomacopan (proven to have undetectable endotoxin by monocyte activation test), Before submitting the IND for GA planned additional studies for PAS-nomacopan will include a non-GLP single dose range-finding (“DRF”) study in minipigs, and GLP-compliant 3-month repeated dose IVT toxicology studies in rabbits and minipigs. Data from completed ocular tolerability studies in rabbits will be used for dose selection in the GLP-compliant 3-month repeated dose study, and no further ocular tolerability or DRF studies are planned in the rabbit. FDA have agreed at Pre-IND that minipig and DB rabbit are appropriate species for these IND enabling studies.

The objective of the tolerability study was to compare the ocular tolerability of a highly purified PAS-nomacopan formulation with that of the non-highly purified PAS-nomacopan formulation following a single intravitreous injection in DB and NZW rabbits.

Groups of male DB and female NZW rabbits were injected IVT with either 20 mg/mL or 60 mg/mL more highly purified PAS-nomacopan with undetectable pyrogen levels by monocyte activation test and followed for 28 days (Table C). Animals received a single 50uL IVT dose of the following treatments into their right eye (their left eye was untreated):

•	Treatment A: 60 mg/mL of highly purified PAS-nomacopan (Batch XLMG260)

•	Treatment B: 20 mg/mL of highly purified PAS-nomacopan (Batch XLMG220)

•	Treatment C: Vehicle (PBS)

•	Treatment D: 20 mg/mL non-highly purified PAS-nomacopan (Batch P/20180327/1232/138)

Table C. Study Design: Ocular Tolerability Following A Single IVT Administration in Albino and Pigmented Rabbits (A163GB26921 – Tolerability Only)

Gr.	Treatment	Conc. (mg/mL)	Strain [b]	Route, Duration	Number of Animals
					Sacrifice Day
					1 [c]	3	7	14	28
1	A	60	NZW		3	3	3	3	3
2	B	20	NZW		3	3	3	3	3
3	C	0	NZW		3	3	3	3	3
4	D	20	NZW	IVT, SD	3	3	3	3	3
5	B	20	DB		2	—	—	2	2
6	C	0	DB		2	—	—	2	2
7	D	20	DB		2	—	—	2	2

DB = Dutch Belted; Gr = group; HP = highly purified; IVT = intravitreal; NZW = New Zealand White; PBS = phosphate buffered saline; PK = pharmacokinetic; SD = single dose

Treatment A: 60 mg/mL of highly purified PAS-nomacopan (Batch XLMG260)

Treatment B: 20 mg/mL of highly purified PAS-nomacopan (Batch XLMG220)

Treatment C: Vehicle (PBS)

Treatment D: 20 mg/mL non-highly purified PAS-nomacopan (Batch P/20180327/1232/138)

a Study design table only includes animals destined for ocular histopathology analyses, and omits animals used for ocular PK assessments

b NZW animals (Groups 1-4) were males, DB animals (Groups 5-7) were females.

c Day 1 sacrifice occurred within 15 minutes of IVT dose administration.

The highly purified PAS-nomacopan formulations (Treatments A and B) had similar protein purity (>94% main peak by RP-HPLC) but were demonstrated to be essentially free of all pyrogens by MAT assay. Whereas pyrogens were detectable by MAT assay in Batch P/20180327/1232/138 (Treatment D).

Terminal timepoints were at 15 mins, and on Days 3, 7, 14 and 28. During the study, clinical observations, body weight, ophthalmic examinations (including slit lamp), electroretinogram (“ERG”) and intraocular pressure (“IOP”) were assessed, and histopathology was performed on all ocular tissues (both treated and untreated).

There were no differences in body weight changes between treatment groups and animals remained in good health with no test article-related clinical observations. There did not appear to be a treatment-related effect on IOP or ERG (A or B wave) and no significant changes from baseline were observed. In ophthalmic examinations, shining particles (likely cell infiltrate) were observed in most rabbits (including vehicle) after 2 to 6 days and remained visible until the end of the study (Day 28) in some rabbits. There did not appear to be a difference in the number of rabbits in the PBS (Treatment C), highly purified PAS-nomacopan 60 mg/mL (Treatment A) and highly purified PAS-nomacopan 20 mg/mL (Treatment B) groups exhibiting shining particles in the treated eyes only (14%, 7%, and 11% of rabbits respectively); however, in the non-highly purified PAS-nomacopan (Treatment D) group a greater proportion (relative to PBS and other groups) of rabbits (28%) exhibited shining particles in the treated eyes only.

There were histological observations in all groups including vehicle controls, but drug related-effects were only evident from Day 14 onwards with mild to severe ciliary body, choroid and iris cell infiltrates in NZW rabbits and similar mild to moderate drug related effects seen in DB rabbits.

At day 14, in NZW rabbits, 60 mg/mL highly purified PAS-nomacopan (Treatment A) and 20 mg/mL non-highly purified PAS-nomacopan (Treatment D) each induced 1 case of severe panuveitis, 20 mg/mL highly purified PAS-nomacopan (Treatment B) induced 1 case of moderate uveitis, and 20 mg/mL non-highly purified PAS-nomacopan (Treatment D) 1 case of moderate uveitis and 1 case of hyalitis. In DB rabbits DB, only 1 case of moderate uveitis was found which occurred with 20 mg/mL highly purified PAS-nomacopan (Treatment B).

At Day 28, in non-pigmented rabbits, 60 mg/mL highly purified PAS-nomacopan (Treatment A) and 20 mg/mL non-highly purified PAS-nomacopan (Treatment D) each induced 1 case of panuveitis and 1 case of less severe uveitis. In pigmented DB rabbits, 20 mg/mL highly purified PAS-nomacopan (Treatment B) induced 1 case of moderate uveitis. Moderate optic nerve inflammation was seen at Day 28 in one NZW rabbit treated with 60 mg/mL highly purified PAS-nomacopan (Treatment A). Dystrophic retina graded mild to moderate was observed in NZW rabbits but not in DB rabbits. Dystrophic retina commonly occurs spontaneously in NZW rabbits and was considered unrelated to drug treatment as the incidence of dystrophic retina was no different in PAS-nomacopan treated and vehicle treated NZW rabbits.

The data presented in the study suggest that IVT administration of PAS-nomacopan is associated with some changes indicative of ocular inflammation (cellular infiltrates to anterior eye) in some rabbits after a period of a couple of weeks. The PAS-nomacopan-related observations seem consistent with an immune response to the test item rather than direct toxicity of the test item or the presence of endotoxin. The time course of inflammation observed in this study was more consistent with an immune response which typically peaks 2 or more weeks after IVT injection rather than an innate response which typically peaks 2 to 3 days after IVT injection. It is not uncommon to observe ocular inflammation following administration of biologics to the eye in a nonclinical species such as rabbit. This species is known to generate robust immune and humoral responses to foreign proteins and peptides. All biotherapeutics that are currently approved for ocular use via IVT injection have shown immunogenicity during the ocular tolerability assessment in nonclinical species that manifest as signs of ocular inflammation and cell infiltration.

In addition to intravitreous single dose toxicology with highly purified PAS-nomacopan a non-GLP repeat dose acute systemic study was undertaken using early development batch PAS-nomacopan. Groups of 24 rats (Han Wistar), 12 male and 12 female in each group, received saline (Group 1) or PAS-nomacopan (Group 2 low dose and Group 3 high dose) once daily for 5-days by subcutaneous injection. The PAS-nomacopan stock (25.5mg/mL in PBS pH 7.4) used was pure (c.96% protein purity) but had a notably higher endotoxin value (0.56 endotoxin units [EU]/mg by limulus amebocyte lysate assay) than the PAS-nomacopan that is planned to be used for clinical intravitreous administration. The low dose group received 2mg/kg on day 1 and 1mg/kg/day on days 2 to 5, the high dose group received 60mg/kg on day 1 and 30mg/kg/day on days 2 to 5. Twelve rats from each group (1, 2 and 3) were sacrificed on day 5 and 12 rats from group 1 (saline) and group 3 (high dose) were sacrificed on day 10 after a 5-day recovery period. During the study clinical condition, body weight, food consumption, ophthalmoscopy, hematology (peripheral blood), blood chemistry, urinalysis, organ weights, macropathology and histopathology investigations were undertaken.

No animal died during treatment or recovery and no clinical or ophthalmic signs related to PAS-nomacopan treatment were seen. Body weight, food consumption, hematology and blood chemistry were unaffected throughout by drug treatment and recovery. There was also no effect on organ weights or volume and composition of urine. Macroscopic examination after 5 days of treatment revealed some dark areas at injection sites in some animals treated with PAS-nomacopan and one control male, after 5 days recovery there were no test item related lesions. Histopathological changes at injection sites related to both low and high dose PAS nomacopan were observed, with minimal to slight subcutaneous inflammatory cell infiltrate associated with a higher incidence of fibrosis at the earlier injection sites. Five days after cessation of treatment recovery at the injection sites was apparent.

PAS-nomacopan Inhibition of LTB4 Has Potential to Reduce the Risk of CNV

PAS-nomacopan’s ability to directly decrease CNV was evaluated in a mouse model of laser induced CNV. Seventy C57Bl/6J (pigmented) mice were randomised to one of 5 treatment groups of either single dose PAS-nomacopan, multi-dose PAS-nomacopan (both at 20mg/mL), single dose vehicle, multidose vehicle or multidose alflibercept (Eylea®). Immediately after laser induction mice received 3μL active or vehicle dosed IVT and the multi-dose groups also received IVT injections on days 3, 7 and 10 after laser induction. On Day 16 animals were sacrificed and CNV lesion volume measured by retinal flat mount histology and imaging of blood vessel marker using FITC-isolectin B4.

All animals from each group showed normal body weight evolution during the study and their general behavior and appearance were normal. A significant reduction of CNV lesion volume by single IVT PAS-nomacopan (p = 0.0222) compared to vehicle was observed and the reduction in lesion volume was equivalent to that seen with multiple dose IVT aflibercept (Table D).

Table D. PAS-nomacopan Significantly Decreases CNV in Classic Laser Induced Mouse Model

By contrast multiple dose PAS-nomacopan did not decrease CNV lesion volume compared to vehicle. The reason for this difference between single and multi-dose PAS-nomacopan is not clear, but the PAS-nomacopan used in this study was from an early batch produced by Wacker Biotech GmbH and contained a relatively high concentration of pyrogen (detectable by monocyte activation test) compared to the very low pyrogen present in the PAS-nomacopan drug substance that planned to be used for IND enabling GLP compliant toxicology studies and in the clinic.

In a further experiment PAS-nomacopan and PAS-L-nomacopan effect on retinal disease severity and on production of VEGF-A, which can induce CNV, was evaluated in a model of experimental allergic uveitis (“EAU”). PAS-L-nomacopan is a site directed mutant version of PAS-nomacopan that only inhibits LTB4 and not C5.

To induce EAU female C57Bl/6J mice were immunised with interphotoreceptor retinoid-binding protein (IRBP) IRBP1-20. The IRBP peptide induces autoreactive T-cells recognising retinal antigen mediated by Th17 and/or Th1 cells and disease is perpetuated by myeloid cells. At 14/15 days, when signs of disease appeared, mice were randomised to treatment and received intravitreous injections on days 15 and 18 of 1-2uL equimolar concentrations of active drug (nomacopan, PAS-nomacopan, PAS-L-nomacopan) or dexamethasone or saline. At Day 26 IVT PAS-nomacopan, PAS-L-nomacopan and dexamethasone all significantly ameliorated clinical score compared to saline whereas IVT nomacopan did not significantly reduce the score compared to saline at Day 26. The disease suppression identified by clinical score was confirmed by histopathology. Interestingly, in this EAU model PAS-L-nomacopan (LTB4 inhibition only) was at least as efficacious as PAS-nomacopan which inhibits both C5 and LTB4. This may be because PAS-nomacopan and PAS-L-nomacopan both exhibited equivalent significant suppression of the percentage of CD4+Th17+ cells and infiltrating macrophages present in retinal suspensions extracted from the eye at Day 21, and Th17 cells and activated macrophages are thought to be essential drivers of EAU. By contrast, equimolar nomacopan did not significantly reduce the percentage of CD4+Th17+ cells present in retinal suspensions at Day 21 compared to saline. Although drug concentration in eye were not measured it is possible that nomacopan had no significant effect on clinical score, CD4+Th17+ cells or infiltrating macrophages because the drug may have been rapidly cleared from the eye due to its small hydrodynamic radius. LTB4 injected into the vitreous of naïve B10RIII mice caused focal inflammatory lesions assessed by fundoscopy and recruited immune cells including activated macrophages in the vitreoretinal space. Immunofluorescence staining on tissue sections from EAU eyes showed a significant increase, compared with healthy eyes, of one or both of LTB4 receptor BLT1 and the C5a receptor C5aR1 on infiltrating cells.

Akari tested PAS-L-nomacopan, which only binds LTB4 to determine if it a) ameliorates symptoms of EAU (clinical score) after induction of disease, and b) suppresses production of VEGF in this model as effectively as an anti-VEGF antibody, supporting the work of Sasaki et al., (2018) which provides mechanism for macrophage recruitment and polarization and VEGF induction by LTB4. The results shown in Figure F demonstrates that LTB4 has proinflammatory role within the eye in this model and in the same mice significantly decreases

VEGF-A levels induced by EAU as effectively as an anti-VEGF-A monoclonal antibody. The data highlight the independent effects that inhibition of LTB4 by bispecific PAS nomacopan may have within the eye.

Figure F. PAS-L-Nomacopan (LTB4 Inhibition Only) Decreases Clinical Score and Decreases VEGF-A Levels as Effectively as Anti-VEGF-A Antibody in EAU

Suspended HSCT-TMA Clinical Program

HSCT-TMA is an orphan condition with severe cases having an estimated fatality rate of more than 80% patients with the disease. Complement activity is known to be implicated in HSCT-TMA with sC5b-9 (the soluble form of the membrane attack complex) and CH50 identified as key markers of disease progression; LTB4, which is also inhibited by nomacopan, may also be implicated by causing uncontrolled functioning of certain immune cells, such as neutrophils, that may lead to inflammation, tissue damage, and development of thrombosis. Currently, there are no approved treatment options for adult or pediatric patients with HSCT-TMA in the U.S. or Europe.

In addition, in February 2023, Akari announced it would add a new pipeline program to develop nomacopan as a potential treatment for adult HSCT-TMA, which will include a study that will serve as supportive evidence for the pediatric program.

In March 2023, Akari presented a case study of the first patient to complete treatment in the Part A portion of the Phase 3 clinical study of nomacopan in pediatric HSCT-TMA at the late-breaker at the Transplantation & Cellular Therapy Tandem Meetings and as a poster presentation at the European Society for Blood and Marrow Transplantation 49th Annual Meeting. A 6-year-old male patient at Royal Manchester Children’s Hospital, Manchester University NHS Foundation Trust in Manchester, UK received a 6/8 HLA-mismatched unrelated cord blood HSCT conditioned with fludarabine, treosulfan and thiotepa, for relapsed refractory acute myelogenous leukemia (“AML”). The patient received 7 granulocyte infusions peri-transplant as part of an experimental protocol to augment the graft-versus-leukemia effect. His immediate post-transplant course was complicated by engraftment syndrome, acute gut graft-versus-host disease (“GVHD”) grade 3 and cytomegalovirus (“CMV”) viraemia. At day +66 after transplant, the patient developed features consistent with TMA, was enrolled in the clinical trial, and began treatment with nomacopan on day +74. A single age- and weight-based ablating dose was followed by maintenance dosing for 21 days. After initial PD analysis at day 14 of treatment, the patient was found to have pre-dose terminal complement activity (“TCA”) slightly higher (value 14.4) than the LLOQ (CH50 >10 U Eq/ml). Although his TCA had been reduced by 95% from a high baseline CH50 of 299.6U Eq/ml and sC5b9 had normalized, dose was increased in line with the study protocol. A few days later the patient developed neurological symptoms following a period of hypertension and was diagnosed with posterior reversible encephalopathy syndrome (“PRES”). Nomacopan was stopped for 3 days and restarted after the diagnosis was deemed to be unrelated to nomacopan treatment. Treatment continued for 46 days until the patient’s urine protein creatinine ratio was corrected for ≥28 days. Gut pathology and thrombocytopenia were resolved. The patient was discharged from the hospital and remains well and in remission. No adverse events related to nomacopan were experienced during the 72-day treatment period.

In May 2024, following Akari’s portfolio prioritization review, Akari’s HSCT-TMA program was suspended, with enrollment in its pediatric clinical study discontinued due to cost and timeline. Following closing of the Merger, Akari plans to work closely with the FDA to define the best path for this technology and will pursue opportunities for external partnering/collaboration, specifically as it relates to the potential eligibility for a priority review voucher in connection with future marketing applications for nomacopan, including as a treatment for pediatric HSCT-TMA.

Market Opportunity in Complement Mediated Diseases

The NIH estimates that approximately 23.5 million Americans may suffer from an autoimmune disorder, although this number is almost certainly an underestimate of the actual prevalence as it includes only 24 diseases for which good epidemiology studies were available. It is estimated that an additional 1.18 million people in the U.S. will acquire/develop an autoimmune disease every five years. Women are more than two times more likely than men to develop an autoimmune disease. Researchers have identified 80—100 different autoimmune diseases and suspect at least 40 additional diseases of having an autoimmune basis. Patients with one autoimmune disease are at increased risk of other diseases with an autoimmune basis. These diseases are chronic and can be life-threatening.

Autoimmune disease is one of the top 10 leading causes of death in female children and women in all age groups up to 64 years of age. The NIH estimates annual direct health care costs for autoimmune diseases to be in the range of $100 billion.

Both the complement and leukotriene pathways work as part of the immune system to disable and clear out foreign invaders and unwanted cells, and as such, plays an important role in the pathology of many autoimmune diseases. The term “Complement Mediated Diseases” applies to diseases and conditions where a patient’s immune system attacks and destroys healthy body tissue by mistake, causing direct damage mediated by complement and via a plethora of mediators induced by complement activation. In addition to those conditions where complement activity is believed to be the primary driver of disease, there are many other poorly treated diseases where in addition to complement activation other inflammatory pathways are implicated. These diseases, such as GA, HSCT-TMA, PNH, aHUS, GBS, Myasthenia Gravis, NMOSD, BP and AKC, are potential targets for bi-specific nomacopan.

Akari believes over 5 million GA patients worldwide are estimated to be affected, with approximately 1 to 1.6 million in the U.S. alone.

Competition in Complement and Leukotriene Mediated Diseases

The development and commercialization of new drugs is highly competitive. Akari expects to face competition with respect to all product candidates that Akari may develop or commercialize in the future from pharmaceutical and biotechnology companies worldwide. The key factors affecting the success of any approved product will be its efficacy, safety profile, drug interactions, method of administration, pricing, reimbursement and level of promotional activity relative to those of competing drugs.

Akari’s potential competitors may have substantially greater financial, technical, and personnel resources than Akari. In addition, many of these competitors have significantly greater commercial infrastructures.

Akari’s ability to compete successfully will depend largely on Akari’s ability to leverage Akari’s collective experience in drug discovery, development and commercialization to:

•	discover and develop drugs that are differentiated from other products in the market;

•	obtain patent and/or proprietary protection for Akari’s product candidates and technologies;

•	obtain required marketing authorizations;

•	commercialize Akari’s product candidates ourselves and/or through partners, if approved; and

•	attract and retain high-quality personnel, including those with research, development and commercial skills.

There has been a broad research effort in complement-based therapy to date, with eculizumab being the first therapy approved that directly inhibits C5. Although there is currently less research and development effort in the leukotriene field there are approved leukotriene inhibitors used as a treatment for severe asthma. However, Akari is aware of certain other companies and academic institutions that are continuing their efforts to discover and develop alternate complement and/or C5 inhibitors, including, but not limited to, Alexion Pharmaceuticals, a subsidiary of AstraZeneca, Annexon, Inc., Apellis Pharmaceuticals, Inc., Omeros Corporation, Amgen, Inc., IVERIC bio, Inc., Novartis AG, Roche Pharmaceuticals, and UCB, Inc.

Sales and Marketing

Because Akari has been focused on discovery and development of drugs, Akari currently has limited sales, marketing and distribution capabilities in order to commercialize PAS-nomacopan or any other product candidates that may be approved in the future. If PAS-nomacopan or other product candidates Akari may pursue in the future are approved, Akari intends either to establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize such products, or to outsource some or all of these functions to third parties. Akari may take different approaches to commercialization in different geographies. Akari will adopt a similar strategy for the other compounds in Akari’s pipeline.

Manufacturing

Akari currently employs third-party contract development and manufacturing organizations (“CDMOs”), which manufacture in accordance with cGMP requirements, for Akari’s investigational medical products, including active pharmaceutical ingredients, drug substance and drug product for Akari’s currently ongoing preclinical and anticipated clinical research studies for PAS-nomacopan.

Since 2017, Akari has engaged a CDMO, Wacker Biotech GmbH, to develop a manufacturing process for PAS-nomacopan. Two development batches of drug substance and a development batch of drug product were successfully manufactured in 2023. A full-scale batch of GMP drug substance was released in April 2024. The GMP material will be used for all final IND enabling preclinical studies and for drug product manufacture for the planned clinical studies.

Akari does not own or operate, and currently have no plans to establish, any manufacturing facilities. Akari expects to rely on CDMOs for the manufacture of PAS-nomacopan and any other product candidates that Akari may develop, as well as for commercial quantities of any product candidates that are approved.

In the future Akari may encounter disruptions in the supply chain of PAS-nomacopan which could negatively impact Akari’s ability to procure the components for each of Akari’s product candidates for use in preclinical studies and clinical trials and enrolling patients in clinical trials.

Intellectual Property

Akari will be able to protect Akari’s technology and products from unauthorized use by third parties only to the extent it is covered by valid and enforceable patents or is effectively maintained as trade secrets. Patents and other proprietary rights are thus an essential element of Akari’s business.

Akari’s success will depend in part on Akari’s ability to obtain and maintain proprietary protection for Akari’s product candidates, technology, and know-how, to operate without infringing on the proprietary rights of others, and to prevent others from infringing Akari’s proprietary rights. Akari’s policy is to seek to protect Akari’s proprietary position by, among other methods, filing U.S. and foreign patent applications related to Akari’s proprietary technology, inventions, and improvements that are important to the development of Akari’s business and defending Akari’s patent applications and patents if they are subjected to challenge by a third party. Akari also relies on trade secrets, know-how, continuing technological innovation, and in-licensing opportunities to develop and maintain Akari’s proprietary position.

As of September 11, 2024, Akari own or have exclusive rights to patents and patent applications based on 9 international patent applications. This includes five issued United States patents, five patents granted by the European Patent Office and foreign issued patents in other jurisdictions. This further includes pending patent applications in the United States and other jurisdictions. Akari’s patents and patent applications relate to the uses of complement C5 inhibitor protein nomacopan and PAS-nomacopan in the treatment of key disease indications, as well as to nomacopan variants, and uses of histamine binding proteins. As of September 11, 2024, Akari’s current patent portfolio includes granted patents in the jurisdictions of United States, Canada, major European countries, Japan, China, Israel, Republic of Korea, Australia, and pending applications in the jurisdictions of United States, Canada, Europe, Japan, China, Israel, Republic of Korea, Australia and New Zealand.

Issued patents in the US and other countries which cover uses of Akari’s product candidates nomacopan and/or PAS-nomacopan will expire between 2026 and 2038, excluding any patent term adjustment that might be available in certain countries, or any patent term extensions that might be available following the grant of marketing authorizations. Akari has pending patent applications for uses of Akari’s product candidates nomacopan and/or PAS-nomacopan that, if issued, would expire in the United States and in countries outside of the United States between 2031 and 2040, excluding any patent term adjustment that might be available following the grant of the patent and any patent term extensions that might be available following the grant of marketing authorizations. These patent and patent applications relate to subject matters including: methods for treating myasthenia gravis; methods for treating viral infections of the respiratory tract; methods of treating complement-mediated diseases in patients with C5 polymorphisms, methods of treating autoimmune blistering diseases; methods of treating rheumatic diseases; methods of treating proliferative retinal diseases; and nomacopan variants lacking C5 binding.

Akari has licensed rights to patents and patent applications relating to PAS polypeptides and nucleic acids encoding PAS polypeptides, which include patents/applications which cover PAS-nomacopan fusion proteins.

If Akari is unable to obtain, maintain, defend and enforce patent and other intellectual property rights for Akari’s technologies and product candidates nomacopan and/or PAS-nomacopan, or if the scope of the patent and other intellectual property rights obtained is not sufficiently broad, Akari’s competitors and other third parties could develop and commercialize technology, biologics and/or biosimilars similar or identical to Akari’s, and erode or negate any competitive advantage that Akari may have, which could harm Akari’s business and ability to achieve profitability.

Akari can provide no assurance that Akari’s patent applications or those of Akari’s licensors will result in additional patents being issued or that issued patents will afford sufficient protection against competitors with similar technologies, nor can there be any assurance that the patents issued will not be infringed, designed around or invalidated by third parties. Even issued patents may later be found unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for Akari’s proprietary rights is uncertain. Only limited protection may be available and may not adequately protect Akari’s rights or permit us to gain or keep competitive advantage. Composition-of-matter patents on the biological or chemical active pharmaceutical ingredients are generally considered to offer the strongest protection of intellectual property and provide the broadest scope of patent protection for pharmaceutical products, as such patents provide protection without regard to any method of use or any method of manufacturing. While Akari has issued composition-of-matter patents in the United States and other countries, Akari cannot be certain that the claims in Akari’s issued composition-of-matter patents will not be found invalid or unenforceable if challenged. Akari cannot be certain that the claims in any patent applications covering composition-of-matter or formulations that are pending, or that Akari may file, will be considered patentable by the USPTO, and courts in the United States or by the patent offices and courts in foreign countries, nor can Akari be certain that the claims in Akari’s issued composition-of-matter patents will not be found invalid or unenforceable if challenged. Even if any patent applications that Akari may file relating to specific formulations of Akari’s product candidates issue as patents, formulation patents protect a specific formulation of a product and may not be enforced against competitors making and marketing a product that has the same active pharmaceutical ingredient in a different formulation. Method-of-use patents protect the use of a product for the specified method or for treatment of a particular indication. This type of patent may not be enforced against competitors making and marketing a product that has the same active pharmaceutical ingredient for use in a method not claimed by the patent. Moreover, even if competitors do not actively promote their product for Akari’s targeted indications, physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method-of-use patents, the practice is common and such infringement may be difficult to prevent or prosecute. Akari cannot be certain that the claims in Akari’s issued method-of-use patents will not be found invalid or unenforceable if challenged. Akari cannot be certain that the claims in any patent applications covering methods of using Akari’s product candidates that are pending, or that Akari may file, will be considered patentable by the USPTO and courts in the United States or by the patent offices and courts in foreign countries, nor can Akari be certain that the claims in Akari’s issued method-of-use patents will not be found invalid or unenforceable if challenged.

Government Regulation

Government Regulation and Product Approval

Government authorities in the U.S., at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing and export and import of products such as those that Akari are developing. A new drug must be approved by the FDA, generally through the NDA process and a new biologic must be approved by the FDA through the BLA process before it may be legally marketed in the U.S. The animal and other non-clinical data and the results of human clinical trials performed under an IND and under similar foreign applications will become part of the NDA or BLA.

U.S. Drug Development Process

In the U.S., the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (“FDCA”) and in the case of biologics, also under the Public Health Service Act (“PHSA”) and the implementing regulations for both statutes. The process of obtaining marketing authorizations and the subsequent compliance with applicable federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, requesting product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on Akari.

The process required by the FDA before a drug or biologic may be marketed in the U.S. generally involves the following:

•

completion of preclinical laboratory tests, animal studies and formulation studies according to GLP and relevant provisions of the Animal Welfare Act, where applicable, or other applicable laws and regulations;

•	submission to the FDA of an IND which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials according to Good Clinical Practices (“GCP”) to establish the safety and efficacy of the proposed drug for its intended use;

•	submission to the FDA of an NDA or BLA;

•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with cGMP to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA or BLA.

Once a product candidate is identified for development, it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. The sponsor will also include a protocol detailing, among other things, the objectives of the first phase of the clinical trials, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the first phase lends itself to an efficacy evaluation. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during studies due to safety concerns or non-compliance.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP. They must be conducted under protocols detailing the objectives of the trial, dosing procedures, subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND, and progress reports detailing the results of the clinical trials must be submitted at least annually. In addition, timely safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events. An IRB responsible for the research conducted at each institution participating in the clinical trial must review and approve each protocol before a clinical trial commences at that institution and must also approve the information regarding the trial and the consent form that must be provided to each trial subject or his or her legal representative, monitor the study until completed and otherwise comply with IRB regulations.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•

Phase 1: The product candidate is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing may be conducted in patients.

•

Phase 2: This phase involves studies in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•

Phase 3: Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product candidate and provide, if appropriate, an adequate basis for product labeling.

The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Phase 1, Phase 2, and Phase 3 testing may not be completed successfully within any specified period, if at all.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may include prior to submission of an IND, at the end of Phase 2, and before an NDA or BLA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and FDA to reach agreement on the next phase of development. Sponsors typically use the end of Phase 2 meeting to discuss their Phase 2 clinical results and seek feedback on their plans for the pivotal Phase 3 clinical trial that they believe will support approval of the new drug.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA. Safety reports must be submitted to the FDA and the investigators 15 calendar days after the trial sponsor determines that the adverse event information qualifies for reporting. The sponsor also must notify FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible but in no case later than 7 calendar days after the sponsor’s initial receipt of the information. Sponsors of clinical trials of drugs and biologics are required to register and disclose certain clinical trial information on a registry maintained by the National Institutes of Health, at www.clinicaltrials.gov.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling, and other relevant information are submitted to the FDA as part of an NDA or BLA requesting approval to market the product. The submission of an NDA or BLA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances. Within sixty days of receipt, the FDA initially reviews all NDAs and BLAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept a NDA or BLA for filing. In this event, the NDA or BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. FDA may refer an NDA or BLA that is novel or that presents difficult questions of safety or efficacy to an advisory committee for review, evaluation and recommendation on questions presented by the FDA, which may include questions related to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA or BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the product is manufactured to assess compliance with cGMP.

The FDA may also place other conditions on approval, including the requirement for a Risk Evaluation and Mitigation Strategy (“REMS”) to assure the safe use of the product. If the FDA concludes a REMS is needed, the sponsor of the NDA or BLA must submit a proposed REMS, and the FDA will not approve the application without an approved REMS. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products.

The approval process is lengthy and often difficult, and the FDA may refuse to approve an NDA or BLA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data and information. Even if such data and information are submitted, the FDA may ultimately decide that the NDA or BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than how Akari interprets the same data. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. The FDA reviews a BLA to determine, among other things whether the product is safe, pure and potent and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued safety, purity and potency. The FDA may issue a complete response letter (“CRL”), which may require additional clinical or other data or impose other conditions that must be met in order to secure final approval of the NDA or BLA, or an approval letter following satisfactory completion of all aspects of the review process. The applicant may either resubmit the NDA or BLA, addressing all of the deficiencies identified in the letter, withdraw the application, or, in the case of an NDA, request an opportunity for a hearing. The applicant also may request resolution of any dispute concerning the CRL. If the FDA denies approval of a BLA, the applicant may request, and FDA must issue, a notice of opportunity for hearing.

NDAs or BLAs may receive either standard or priority review. Under current FDA review goals, standard review of an NDA for a new molecular entity (“NME”) or original BLA will be ten months from the date that the NDA or BLA is filed. A drug representing a significant improvement in treatment, prevention or diagnosis of a serious disease or condition may receive a priority review of six months. Priority review does not change the standards for approval, but may expedite the approval process.

If a product receives marketing authorization, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require a sponsor to conduct Phase IV testing, such as clinical trials designed to further assess a drug’s safety and/or effectiveness after NDA or BLA approval, and may require testing and surveillance programs to monitor the safety of approved products which have been commercialized.

The Pediatric Research Equity Act (“PREA”) requires a sponsor to conduct pediatric studies for most drugs and biologics with a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs and BLAs and certain supplemental applications must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or FDA may request a deferral of pediatric studies for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug or biologic is ready for approval for use in adults before pediatric studies are complete or that additional safety or effectiveness data needs to be collected before pediatric studies can begin.

The Best Pharmaceuticals for Children Act provides NDA holders a six-month period of exclusivity attached to any patent or regulatory exclusivity listed in the Orange Book, and BLA holders a six-month period of exclusivity attached to any unexpired regulatory exclusivity, if certain conditions are met. Conditions for pediatric exclusivity include a determination by the FDA that information relating to the use of a new drug in the pediatric population may produce health benefits in that population, a written request by the FDA for pediatric studies, completion of the studies in accordance with the written request, and submission of reports from the requested studies to the FDA. The issuance of a written request does not require the sponsor to undertake the described studies.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of Akari’s product candidates, some of Akari’s U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as partial compensation for effective patent term lost due to time spent during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of an NDA or BLA, plus the time between the submission date of an NDA or BLA and the approval of that application, except that the period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug may be extended, and the extension must be applied for prior to expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

Biologics Price Competition and Innovation Act of 2009 (BPCIA)

The BPCIA amended the PHSA to create an abbreviated approval pathway for biosimilar and interchangeable biosimilar products and provide for a twelve-year exclusivity period for the first approved biological product, or reference product, against which a biosimilar or interchangeable biosimilar application is evaluated. A biosimilar product is defined as one that is highly similar to a reference product notwithstanding minor differences in clinically inactive components and for which there are no clinically meaningful differences between the biological product and the reference product in terms of the safety, purity and potency of the product. An interchangeable biosimilar product is a biosimilar product that, subject to state pharmacy laws, may be substituted for the reference product without the intervention of the health care provider who prescribed the reference product.

The biosimilar applicant must demonstrate that the product is biosimilar based on data from: (1) analytical studies showing that the biosimilar product is highly similar to the reference product; (2) animal studies (including toxicity); and (3) as applicable, one or more clinical studies to demonstrate safety, purity and potency in one or more appropriate conditions of use for which the reference product is approved. In addition, the applicant must show that the biosimilar and reference products have the same mechanism of action for the conditions of use on the label, route of administration, dosage and strength, and the production facility must meet standards designed to assure product safety, purity and potency.

An application for a biosimilar product may not be submitted until four years after the date on which the reference product was first approved. The first approved interchangeable biosimilar product will be granted an exclusivity period of up to one year after it is first commercially marketed, but the exclusivity period may be shortened under certain circumstances.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S., or more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making available in the U.S. a drug for this type of disease or condition will be recovered from sales in the U.S. for that drug. Orphan drug designation must be requested before submitting an NDA or BLA.

After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not itself convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for seven years. Orphan drug exclusivity, however, also could block the approval of one of Akari’s product candidates for seven years if a competitor obtains approval of the same drug, for the same designated orphan indication or if Akari’s product candidate is determined to be contained within the competitor’s product for the same indication or disease.

Rare Pediatric Disease Priority Review Vouchers

With enactment of the Food and Drug Administration Safety and Innovation Act of 2012 (“FDASIA”), Congress authorized the FDA under Section 529 of the FDCA to award PRVs, to sponsors of certain rare pediatric disease product applications. This provision, which was further amended by the Advancing Hope Act of 2016, is designed to encourage development of new drug and biological products for prevention and treatment of certain rare pediatric diseases.

Under this program, a sponsor who receives approval for a new drug or biologic for a rare pediatric disease may qualify for a PRV, which can be redeemed for priority review of a subsequent marketing application for a different product. The sponsor of a rare pediatric disease drug product that receives a PRV may transfer, including by sale, the PRV to another sponsor and that PRV may be further transferred any number of times before it is used. A PRV entitles the holder to designate a single human drug application submitted under Section 505(b)(1) of the FDCA or Section 351 of the PHSA as qualifying for a priority review. An FDA priority review may expedite the review process of a marketing application reducing the review time from ten months after formal acceptance of the file to six months after formal acceptance of the file.

In order for a sponsor to receive a PRV in connection with approval of a BLA or NDA, the investigational product must be designated by the FDA as a product for a rare pediatric disease prior to submission of the marketing application. A rare pediatric disease is a disease that is serious or life-threatening and which primarily affects individuals aged from birth to 18 years and fewer than 200,000 people in the United States. Alternatively, the disease may affect more than 200,000 people in the United States if there is no reasonable expectation that the cost of developing and making available in the United States a product for such disease or condition will be recovered from sales in the United States of such product. In addition, to qualify for a PRV, the sponsor must request the voucher and the BLA or NDA must itself be given priority review, rely on clinical data derived from studies examining a pediatric population and dosages of the product intended for that population, not seek approval for a different adult indication in the original rare pediatric disease product application and be for a product that does not include a previously approved active ingredient.

The Rare Pediatric Disease PRV program was originally set to expire in October 2020 but was extended for an additional six years with passage of the Coronavirus Response and Relief Supplemental Consolidated Appropriations Act of 2021. Under the current statutory sunset provisions, the FDA may only award a rare pediatric disease PRV if a sponsor has a rare pediatric disease designation for the drug or biologic before September 30, 2024, and the NDA or BLA for the product is approved before September 30, 2026.

Fast Track Designation and Accelerated Approval

The FDA has established programs to facilitate the development, and expedite the review of, drugs that are intended for the treatment of a serious or life-threatening disease or condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for the condition. Under the fast track program, the sponsor of a product candidate may request that the FDA designate the product candidate for a specific indication as a fast track drug concurrent with, or after, the filing of the IND for the product candidate.

The FDA determines if the product candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request.

The FDA may designate a drug for fast-track status if it is intended to treat a serious or life-threatening illness and nonclinical or clinical data demonstrate the potential to address an unmet medical need. If so designated, the FDA takes steps to expedite the development and review of the product’s marketing application, including by meeting with the sponsor more frequently to provide timely advice so that the development program is as efficient as possible. Another benefit of fast-track designation is that the FDA may initiate review of sections of an NDA or BLA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. The FDA’s review goal date does not begin until the last section of the application is submitted, however. Fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in clinical trials.

The agency may determine that an accelerated approval pathway is appropriate if a product candidate is intended to treat a serious condition and provide meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments.

In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions, or survives. Surrogate endpoints can often be measured more easily or more rapidly than other clinical endpoints. As a condition of accelerated approval, the FDA generally requires that the sponsor perform adequate and well-controlled post-marketing clinical trials with due diligence to confirm clinical benefit and, under the Food and Drug Omnibus Reform Act of 2022, the FDA is now permitted to require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date accelerated approval is granted. Failure to conduct required post-approval studies or to confirm clinical benefit through post-marketing studies allows the FDA to withdraw the drug from the market on an expedited basis. In addition, for products under accelerated approval, FDA generally requires all promotional materials, including launch materials, to be submitted for prior review.

Post-Approval Requirements

Once approval of an NDA or BLA is granted, the FDA may withdraw the approval if compliance with regulatory standards is not maintained or if problems are identified after the product reaches the market. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures, including a REMS or the conduct of post-marketing studies to assess a newly discovered safety issue. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws and regulations. Akari relies, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of Akari’s products. Future inspections by the FDA and other regulatory agencies may identify compliance issues at the facilities of Akari’s contract manufacturers that may disrupt production or distribution, or require substantial resources to correct.

Any drug products manufactured or distributed by Akari pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things, requirements related to record-keeping,

reporting of adverse experiences, submitting periodic reports, updating safety and efficacy information, drug sampling and distribution, and electronic records and signatures. The FDA also closely regulates labeling, advertising, promotion and other types of information that may be disseminated about products that are placed on the market. Drugs may be promoted only for the approved indications and in a manner that is consistent with the approved label.

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the development, approval, manufacturing and marketing of products regulated by the FDA. It is impossible to predict whether further legislative changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

Regulation and Marketing Authorization in the European Union

Preclinical Studies

Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animal studies, in order to assess the potential safety and efficacy of the product. The conduct of the preclinical tests and formulation of the compounds for testing must comply with the relevant EU regulations and requirements. The results of the preclinical tests, together with relevant manufacturing information and analytical data, are submitted as part of the CTA and MAA.

Clinical Trial Approval

Clinical trials in the EU are governed by the Clinical Trials Regulation, (EU) No 536/2014, or the CT Regulation. The CT Regulation was adopted in 2014 and replaces the Clinical Trials Directive 2001/20/EC, or the CT Directive. To ensure that the rules for clinical trials are identical throughout the EU, the EU clinical trials legislation was passed as a “regulation” that is directly applicable in all EU Member States. All clinical trials performed in the EU are required to be conducted in accordance with the CT Regulation.

The CT Regulation aims to harmonize, simplify and streamline the approval of clinical trials in the EU. The main characteristics of the CT Regulation include:

•	A streamlined application procedure via a single-entry point, the EU portal.

•

A single set of documents to be prepared and submitted for the application as well as simplified reporting procedures that will spare sponsors from submitting broadly identical information separately to various bodies and different EU Member States.

•

A harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed jointly by all Member States Concerned. Part II is assessed separately by each Member State Concerned.

•	Strictly defined deadlines for the assessment of clinical trial application.

•	The involvement of the ethics committees in the assessment procedure in accordance with the national law of the Member State Concerned but within the overall timelines defined by the CT Regulation.

The transitory provisions of the CT Regulation provide that ongoing clinical trials previously authorized under the CT Directive, can remain under the CT Directive, or they can transition to the CTR. By January 31, 2025, all ongoing clinical trials must have transitioned to the CTR.

Marketing Authorization

Authorization to market a product in the Member States of the EU proceeds under one of four procedures: a centralized authorization procedure, a mutual recognition procedure, a decentralized procedure or a national procedure.

Centralized Authorization Procedure

The centralized procedure enables applicants to obtain a marketing authorization that is valid in all EU Member States based on a single application. Certain medicinal products, including products developed by means of biotechnological processes, must undergo the centralized authorization procedure to obtain marketing authorization, which, if granted by the European Commission, is automatically valid in all 27 EU Member States.

The centralized authorization procedure is mandatory for:

•	medicinal products developed by means of biotechnological processes such as genetic engineering;

•

advanced therapy medicinal products as defined in Article 2 of Regulation (EC) No. 1394/2007 on advanced therapy medicinal products (such as, gene-therapy, somatic cell-therapy or tissue-engineered medicines);

•	human immunodeficiency virus;

•	acquired immune deficiency syndrome;

•	cancer;

•	neurodegenerative disorder;

•	diabetes;

•	auto-immune diseases and other immune dysfunctions;

•	viral diseases; and

•	medicinal products that are designated as orphan medicinal products pursuant to Regulation (EC) No 141/2000.

The centralized authorization procedure is optional for other medicinal products if they contain a new active substance or if the applicant shows that the medicinal product concerned constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization is in the interest of patients in the EU.

Administrative Procedure

Under the centralized authorization procedure, the EMA’s Committee for Medicinal Products for Human Use (“CHMP”) serves as the scientific committee that renders opinions about the safety, efficacy and quality of medicinal products for human use on behalf of the EMA. The CHMP has 210 days to adopt an opinion as to whether a marketing authorization should be granted. The process usually takes longer in case additional information is requested, which triggers clock-stops in the procedural timelines. The process is complex and involves extensive consultation with the regulatory authorities of EU Member States and a number of experts. When an application is submitted for a marketing authorization in respect of a product that is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may pursuant to Article 14(9) Regulation (EC) No 726/2004 request an accelerated assessment procedure. If the CHMP accepts such request, the time-limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. If the opinion is negative, information is given as to the grounds on which this conclusion was reached. After the adoption of the CHMP opinion, a decision on the MAA must be adopted by the European Commission, after consulting the EU Member States, which in total can take more than 60 days.

Conditional Approval

In specific circumstances, EU legislation (Article 14(7) Regulation (EC) No 726/2004 and Regulation (EC) No 507/2006 on Conditional Marketing Authorizations for Medicinal Products for Human Use) enables applicants to obtain a conditional marketing authorization prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional approvals may be granted for product candidates (including medicines designated as orphan medicinal products) if (1) the risk-benefit balance of the product candidate is positive, (2) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (3) the product fulfills unmet medical needs and (4) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

Marketing Authorization under Exceptional Circumstances

Under Article 14(8) Regulation (EC) No 726/2004, products for which the applicant can demonstrate that comprehensive data (in line with the requirements laid down in Annex I of Directive 2001/83/EC, as amended) cannot be provided (due to specific reasons foreseen in the legislation) might be eligible for marketing authorization under exceptional circumstances. This type of authorization is reviewed annually to reassess the risk-benefit balance. The fulfillment of any specific procedures/obligations imposed as part of the marketing authorization under exceptional circumstances is aimed at the provision of information on the safe and effective use of the product and will normally not lead to the completion of a full dossier/approval.

Enhanced Pathways

Enhanced pathways including a potential rolling review of clinical data by EMA have become more common as a result of the COVID-19 pandemic, but significant requirements have to be met to benefit from such enhanced or facilitated pathways to approval.

Market Authorizations Granted by Authorities of EU Member States

In general, if the centralized procedure is not followed, there are three alternative procedures as prescribed in Directive 2001/83/EC:

•

The decentralized procedure allows applicants to file identical applications to several EU Member States and receive simultaneous national approvals based on the recognition by EU Member States of an assessment by a reference member state.

•

The mutual recognition procedure is based on the acceptance by the competent authorities of the EU Member States of the marketing authorization of a medicinal product by the competent authorities of another EU Member State.

•	The national procedure is only available for products intended to be authorized in a single EU Member State. A marketing authorization may be granted only to an applicant established in the EU.

Pediatric Studies

Prior to obtaining a marketing authorization in the EU, applicants have to demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan (“PIP”) covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, a class waiver, or a deferral for one or more of the measures included in the PIP. The respective requirements for all marketing authorization procedures are set forth in Regulation (EC) No 1901/2006, which is referred to as the Pediatric Regulation. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The Pediatric Committee of the EMA (“PDCO”) may grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine in children is not needed or is not appropriate, such as for diseases that only affect the elderly population.

Before a marketing authorization application can be filed, or an existing marketing authorization can be amended, the EMA determines that companies actually comply with the agreed studies and measures listed in each relevant PIP.

Periods of Authorization and Renewals

A marketing authorization is valid for five years in principle and the marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the competent authority of the authorizing EU Member State. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the product on the EU market (in case of centralized procedure) or on the market of the authorizing EU Member State within three years after authorization ceases to be valid (the so-called sunset clause).

Orphan Designation and Exclusivity

Pursuant to Regulation (EC) No 141/2000 and Regulation (EC) No. 847/2000, the European Commission can grant such orphan medicinal product designation to products for which the sponsor can establish that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 people in the EU when the application is made, or a life threatening, seriously debilitating or serious and chronic condition in the EU and that without incentives it is unlikely that the product would generate a sufficient return in the EU to justify the necessary investment in its development. In addition, the sponsor must establish that there is no other satisfactory method approved in the EU of diagnosing, preventing or treating the condition, or if such a method exists, the proposed orphan product will be of significant benefit to patients.

Orphan designation is not a marketing authorization. It is a designation that provides a number of benefits, including fee reductions, regulatory assistance, and the possibility to apply for a centralized EU marketing authorization, as well as ten years of market exclusivity following a marketing authorization. During this market exclusivity period, neither the EMA, the European Commission nor the EU Member States can accept an application or grant a marketing authorization for a “similar medicinal product.” A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as those contained in an authorized orphan medicinal product and that is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may be reduced to six years if, at the end of the fifth year, it is established that the orphan designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. In addition, a competing similar medicinal product may, in limited circumstances, be authorized prior to the expiration of the market exclusivity period, including if it is shown to be safer, more effective or otherwise clinically superior to the already approved orphan product. Furthermore, a product can lose orphan designation, and the related benefits, prior to obtaining a marketing authorization if it is demonstrated that the orphan designation criteria are no longer met.

Regulatory Data Protection

EU legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, new chemical entities approved on the basis of complete and independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents regulatory authorities in the EU from referencing the innovator’s data to assess a generic (abbreviated) application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder (“MAH”) obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity and the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained marketing authorization based on an MAA with a complete and independent data package of pharmaceutical tests, preclinical tests and clinical trials. However, products designated as orphan medicinal products enjoy, upon receiving marketing authorization, a period of ten years of orphan market exclusivity-see also Orphan Designation and Exclusivity. Depending upon the timing and duration of the EU marketing authorization process, products may be eligible for up to five years’ supplementary protection certificates (“SPCs”) pursuant to Regulation (EC) No 469/2009. Such SPCs extend the rights under the basic patent for the product.

Regulatory Requirements after a Marketing Authorization Has Been Obtained

If Akari obtains authorization for a medicinal product in the EU, Akari will be required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products.

Pharmacovigilance and Other Requirements

Akari will, for example, have to comply with the EU’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. Other requirements relate, for example, to the manufacturing of products and APIs in accordance with good manufacturing practice standards. EU regulators may conduct inspections to verify Akari’s compliance with applicable requirements, and Akari will have to continue to expend time, money and effort to remain compliant. Non-compliance with EU requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties in the EU. Similarly, failure to comply with the EU’s requirements regarding the protection of individual personal data can also lead to significant penalties and sanctions. Individual EU Member States may also impose various sanctions and penalties in case Akari does not comply with locally applicable requirements.

Manufacturing

The manufacturing of authorized product, for which a separate manufacturer’s license is mandatory, must be conducted in strict compliance with the EMA’s GMP requirements and comparable requirements of other regulatory bodies in the EU, which mandate the methods, facilities and controls used in manufacturing, processing and packing of products to assure their safety and identity. The EMA enforces its current GMP requirements through mandatory registration of facilities and inspections of those facilities. The EMA may have a coordinating role for these inspections while the responsibility for carrying them out rests with the EU Member States competent authority under whose responsibility the manufacturer falls. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and could subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties.

Marketing and Promotion

The marketing and promotion of authorized products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the EU under Directive 2001/83/EC and EU Member States’ national law implementing it. The applicable regulations aim to ensure that information provided by holders of marketing authorizations regarding their products is truthful, balanced and accurately reflects the safety and efficacy claims authorized by the EMA or by the competent authority of the authorizing EU Member State. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties.

Patent Term Extension

In order to compensate the patentee for delays in obtaining a marketing authorization for a patented product, an SPC may be granted extending the exclusivity period for that specific product by up to five years.

A six-month pediatric extension of an SPC may be obtained where the patentee has carried out an agreed pediatric investigation plan, the authorized product information includes information on the results of the studies and the product is authorized in all Member States of the EU. The six-month pediatric extension of SPCs is not available for medicinal products that are designated as orphan medicinal products, as such products benefit from a separate two-year pediatric extension of orphan status and exclusivity. The six-month pediatric extension of SPCs is, however, available for medicinal products which were originally designated as orphan medicinal products but were subsequently (voluntarily) removed from the EU’s Register of Orphan Medicinal Products.

The aforementioned EU rules are generally applicable in the European Economic Area which includes the EU Member States, Iceland, Liechtenstein and Norway.

Reform of the Regulatory Framework in the European Union

The European Commission introduced legislative proposals in April 2023 that, if implemented, will replace the current regulatory framework in the EU for all medicines (including those for rare diseases and for children). The European Commission has provided the legislative proposals to the European Parliament and the European Council for their review and approval. In October 2023, the European Parliament published draft reports proposing amendments to the legislative proposals, which will be debated by the European Parliament. Once the European Commission’s legislative proposals are approved (with or without amendment), they will be adopted into EU law.

UK Regulation

The UK ceased being a Member State of the EU on January 31, 2020, and the EU and the UK have concluded a TCA, which was provisionally applicable since January 1, 2021 and has been formally applicable since May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not provide for wholesale mutual recognition of UK and EU pharmaceutical regulations. At present, Great Britain has implemented previous EU legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012 (as amended) (under the Northern Ireland Protocol, the EU regulatory framework currently continues to apply in Northern Ireland). Except in respect of the EU Clinical Trials Regulation, the regulatory regime in Great Britain therefore aligns in many ways with current EU medicines regulations, however it is possible that these regimes will diverge more significantly in the future now that Great Britain’s regulatory system is independent from the EU and the TCA does not provide for mutual recognition of UK and EU pharmaceutical legislation. However, notwithstanding that there is no wholesale recognition of EU pharmaceutical legislation under the TCA, under a new international recognition framework mentioned below which was put in place by the MHRA on January 1, 2024, the MHRA may take into account decisions on the approval of marketing authorizations from the EMA (and certain other regulators) when considering an application for a Great Britain or UK marketing authorization.

On February 27, 2023, the UK government and the European Commission announced a political agreement in principle to replace the Northern Ireland Protocol with a new set of arrangements, known as the “Windsor Framework”. This new framework fundamentally changes the existing system under the Northern Ireland Protocol, including with respect to the regulation of medicinal products in the UK. In particular, the MHRA will be responsible for approving all medicinal products destined for the UK market (i.e., Great Britain and Northern Ireland), and the EMA will no longer have any role in approving medicinal products destined for Northern Ireland. A single UK-wide marketing authorization will be granted by the MHRA for all medicinal products to be sold in the UK, enabling products to be sold in a single pack and under a single authorization throughout the UK. The Windsor Framework was approved by the EU-UK Joint Committee on March 24, 2023, so the UK government and the EU will enact legislative measures to bring it into law. On June 9, 2023, the MHRA announced that the medicines aspects of the Windsor Framework will apply from January 1, 2025.

Great Britain is no longer covered by the EU’s procedures for the grant of marketing authorizations (Northern Ireland is currently covered by the centralized authorization procedure and can be covered as a concerned member state under the decentralized or mutual recognition procedures). A separate marketing authorization will be required to market products in Great Britain. On January 1, 2024, a new international recognition framework was put in place by the MHRA, under which the MHRA may have regard to decisions on the approval of marketing authorizations made by the EMA and certain other regulators. Various national procedures are now available to place a product on the market in the UK, Great Britain, or Northern Ireland. The MHRA offers a 150-day assessment timeline for all high quality applications for a UK, Great Britain or Northern Ireland marketing authorization. The 150 day timeline does not, however, include a “clock-stop” period which may occur if issues arise or points require clarification following an initial assessment of the application. Such issues should be addressed within a 60-day period, although extensions may be granted in exceptional cases.

Foreign Regulation

In addition to regulations in the United States, the European Union and the UK, Akari will be subject to a variety of other foreign regulations governing clinical trials and commercial sales and distribution of Akari’s products. Whether or not Akari obtains FDA, EMA or MHRA approval for a product, Akari must obtain approval by the comparable regulatory authorities of other countries or areas before Akari may commence clinical trials or market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from place to place, and the time may be longer or shorter than that required for FDA, EMA or MHRA approval.

Pharmaceutical Pricing and Reimbursement

Sales of pharmaceutical products depend in significant part on the extent of coverage and reimbursement from government programs, including Medicare and Medicaid in the U.S., and other third party payers. Third party payers are sensitive to the cost of drugs and are increasingly seeking to implement cost containment measures to control, restrict access to, or influence the purchase of drugs, biologicals, and other health care products and services. Governments may regulate reimbursement, pricing, and coverage of products in order to control costs or to affect levels of use of certain products. Payers may restrict coverage of some products due to cost concerns, by various means such as using payer formularies under which only selected drugs are covered, variable co-payments that make drugs that are not preferred by the payer more expensive in terms of higher out-of-pocket expenses for patients, and by employing utilization management controls, such as discouraging patients’ use of copay coupons and discount cards and imposing requirements for prior authorization before a prescription can be billed or prior clinical failure on another type of treatment before a new product can be prescribed. Payers may especially impose these obstacles to coverage for higher-priced drugs in order to limit the payer’s cost for treatment of the disease. Consequently, any future products may be subject to payer-driven restrictions, rendering patients responsible for a higher percentage of the total cost of drugs in the outpatient setting. This could lower the demand for any future products if the increased patient out-of-pocket cost-sharing obligations are more than they can afford.

Medicare is a U.S. federal government insurance program that covers individuals aged 65 years or older, as well as individuals of any age with certain disabilities, and individuals with End-Stage Renal Disease. The primary Medicare programs that may affect reimbursement for Akari are Medicare Part B, which covers physician services and outpatient care, and Medicare Part D, which provides a voluntary outpatient prescription drug benefit. Medicare Part B provides limited coverage of certain outpatient drugs and biologicals that are reasonable and necessary for diagnosis or treatment of an illness or injury. Under Medicare Part B, reimbursement for most drugs is based on a fixed percentage above the applicable product’s average sales price (“ASP”). Manufacturers calculate ASP based on a statutory formula and must report ASP information on a quarterly basis to the Centers for Medicare and Medicaid Services (“CMS”), the federal agency that administers Medicare and the Medicaid Drug Rebate Program. The current reimbursement rate for drugs and biologicals in both the hospital outpatient department setting and the physician office setting is ASP + 6%. The rate for the physician clinic setting is set by statute, but CMS has the authority to adjust the rate for the hospital outpatient setting on an annual basis. This reimbursement rate may decrease in the future. In both settings, the amount of reimbursement for a product’s usage is updated quarterly based on the manufacturer’s submission of new ASP information about its product or based on the submission of ASP information of each manufacturer that sells a product for which there are multiple competitors in that product market.

Medicare Part D is a prescription drug benefit available to all Medicare beneficiaries. It is a voluntary benefit that is implemented through private plans under contractual arrangements with the federal government. Similar to pharmaceutical coverage through private health insurance, Part D plans negotiate discounts from drug manufacturers. Medicare Part D coverage is available through private plans, and the list of prescription drugs covered by Part D plans varies by plan. However, individual plans are required by statute to cover certain therapeutic categories and classes of drugs or biologicals and to have at least two drugs in each unique therapeutic category or class, with certain exceptions. As further described below under “U.S. Healthcare Reform and Other U.S. Healthcare Laws,” the Inflation Reduction Act of 2022 (“IRA”) has made significant changes to the Medicare Part B and Medicare Part D prescription drug benefit are structured.

Beginning April 1, 2013, the Budget Control Act of 2011, Pub. L. No. 112-25, as amended by the American Taxpayer Relief Act of 2012, Pub. L. 112-240, required Medicare payments for all items and services, including drugs and biologicals, to be reduced by 2% under sequestration (i.e., automatic spending reductions). Subsequent legislation extended the 2% reduction, on average, through 2031. This 2% reduction in Medicare payments affects all parts of the Medicare program and could impact any future sales of any future products.

Various states, such as California, have also taken steps to consider and enact laws or regulations that are intended to increase the visibility of the pricing of pharmaceutical products with the goal of reducing the prices at which Akari is able to sell Akari’s products. Because these various actual and proposed legislative changes are intended to operate on a state-by-state level rather than a national one, Akari cannot predict what the full effect of these legislative activities may be on Akari’s business in the future. Medicaid is a government health insurance program for low-income children, families, pregnant women, and people with disabilities. It is jointly funded by the federal and state governments, and it is administered by individual states within parameters established by the federal government. Coverage and reimbursement for drugs and biologics thus varies by state. Drugs and biologics may be covered under the medical or pharmacy benefit. State Medicaid programs may impose utilization management controls, such as prior authorization, step therapy, or quantity limits on drugs and biologics. Medicaid also includes the Medicaid Drug Rebate Program, under which, as a condition of coverage for Akari’s future products by the individual state Medicaid programs, Akari will be required to pay a retrospective rebate to each state Medicaid program for the quarterly utilization of Akari’s products by those respective state Medicaid programs Akari would be required to pay a rebate to each state Medicaid program for quantities of any future products that are dispensed to Medicaid beneficiaries and paid for by a state Medicaid program as a condition of having federal funds being made available to the states for any future products under Medicaid and Medicare Part B. Those rebates are based on pricing data that would be reported by us on a monthly and quarterly basis to CMS. These data include the average manufacturer price and the best price for each product Akari sells. As further described below under “U.S. Healthcare Reform and Other U.S. Healthcare

Laws,” the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “PPACA”) made significant changes to how the Medicaid Drug Rebate Program operates.

Federal law requires that any company that participates in the Medicaid Drug Rebate Program also participate in the Public Health Service’s 340B drug discounted pricing program in order for federal funds to be available for the manufacturer’s drugs under Medicaid and Medicare Part B. The 340B pricing program requires participating manufacturers to agree to charge statutorily-defined covered entities no more than the 340B “ceiling price” for the manufacturer’s covered outpatient drugs. These 340B covered entities include a variety of community health clinics and other entities that receive health services grants from the Public Health Service as well as hospitals that serve a disproportionate share of low-income patients. The 340B ceiling price is calculated using a statutory formula, which is based on the average manufacturer price and rebate amount for the covered outpatient drug as calculated under the Medicaid Drug Rebate Program. Changes to the definition of average manufacturer price and the Medicaid rebate amount under PPACA and CMS’s issuance of final regulations implementing those changes also could affect the 340B ceiling price calculation for any future products and could negatively impact Akari’s results of operations. As described below under “U.S. Healthcare Reform and Other U.S. Healthcare Laws,” PPACA expanded the 340B program to include additional types of covered entities but exempts “orphan drugs” designated under section 526 of the FDCA from the ceiling price requirements for these newly-eligible entities. CMS has also implemented new regulations that further define and further expand which health care provider entities are eligible to purchase approved drugs at the discounted 340B prices.

In order to be eligible to have products paid for with federal funds under the Medicaid and Medicare Part B programs and purchased by certain federal agencies and grantees, manufacturers must participate in the Department of Veterans Affairs Federal Supply Schedule (“FSS”) pricing program, established by Section 603 of the Veterans Health Care Act of 1992 (“VHCA”). Under this program, Akari would be obligated to make Akari’s innovator “covered drugs” available for procurement on an FSS contract and charge a price to four federal agencies, Department of Veterans Affairs, Department of Defense, Public Health Service and Coast Guard, the so-called “Big Four” government purchasers, that is no higher than the statutory Federal Ceiling Price (“FCP”). The FCP is based on the non-federal average manufacturer price (“Non-FAMP”), which Akari would calculate and report to the Department of Veterans Affairs on a quarterly and annual basis. Under the Tricare Retail Pharmacy program, established by Section 703 of the National Defense Authorization Act, participating manufacturers pay quarterly rebates on utilization of innovator products that are dispensed through the Tricare Retail Pharmacy network to Tricare beneficiaries. The rebates are calculated as the difference between Annual Non-FAMP and FCP. The FCP is based on a weighted average Non-FAMP, which manufacturers are required to report on a quarterly and annual basis to the VA. If a company misstates Non-FAMPs or FCPs it must restate these figures and potentially refund to the government purchasers any overcharges that occurred.

Pursuant to the VHCA, knowing provision of false information in connection with a Non-FAMP filing can subject a manufacturer to significant civil monetary penalties for each item of false information.

FSS contracts are federal procurement contracts that include standard government terms and conditions, separate pricing for each product, and extensive disclosure and certification requirements. All items on FSS contracts are subject to a standard FSS contract clause that requires FSS contract price reductions under certain circumstances where pricing is reduced to an agreed “tracking customer.” Further, in addition to the “Big Four” agencies, all other federal agencies and some non-federal entities are authorized to access FSS contracts. FSS contractors are permitted to charge FSS purchasers other than the Big Four agencies “negotiated pricing” for covered drugs that is not capped by the FCP; instead, such pricing is negotiated based on a mandatory disclosure of the contractor’s commercial “most favored customer” pricing.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. Moreover, the requirements governing drug pricing and reimbursement vary widely from country to country. For example, in the EU, the national authorities of the individual EU Member States are free to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices and/or reimbursement of medicinal products for human use. Some individual EU Member States adopt policies according to which a specific price or level of reimbursement is approved for the medicinal product. Other EU Member States adopt a system of reference pricing, basing the price or reimbursement level in their territory either, on the pricing and reimbursement levels in other countries, or on the pricing and reimbursement levels of medicinal products intended for the same therapeutic indication. Some EU Member States may require the completion of additional studies that compare the cost effectiveness of a particular product candidate to currently available therapies (so called health technology assessments) in order to obtain reimbursement or pricing approval. Furthermore, some EU Member States impose direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of Akari’s product candidates. Historically, products launched in the EU do not follow price structures of the U.S. and generally prices tend to be significantly lower.

U.S. Healthcare Reform and Other U.S. Healthcare Laws

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal healthcare laws, including those commonly referred to as “fraud and abuse” laws have been applied in recent years to restrict certain marketing practices in the pharmaceutical industry. These laws may impact, among other things, Akari’s proposed sales, marketing and education programs. In addition, Akari may be subject to patient privacy regulation by both the U.S. federal government and the states in which Akari conducts Akari’s business. The laws that may affect Akari’s ability to operate include the following:

•

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully soliciting, offering, receiving, or paying any remuneration, directly or indirectly, in cash or in kind, to induce or reward purchasing, ordering or arranging for or recommending the purchase or order of any item or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. Liability may be established without a person or entity having actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it. This statute has been interpreted to apply broadly to arrangements between pharmaceutical manufacturers on the one hand and prescribers, patients, purchasers and formulary managers on the other. In addition, PPACA amended the Social Security Act to provide that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. A conviction for violation of the Anti-Kickback Statute requires mandatory exclusion from participation in federal health care programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and those activities may be subject to scrutiny or penalty if they do not qualify for an exemption or safe harbor.

•

The federal civil False Claims Act (“FCA”) prohibits, among other things, knowingly presenting, or causing to be presented claims for payment of government funds that are false or fraudulent, or knowingly making, using or causing to be made or used a false record or statement material to such a false or fraudulent claim, or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. This statute also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. The FCA prohibits anyone from knowingly presenting, conspiring to present, making a false statement in order to present, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. This law also prohibits anyone from knowingly underpaying an obligation owed to a federal program. Increasingly, U.S. federal agencies are requiring nonmonetary remedial measures, such as corporate integrity agreements in FCA settlements. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of $13,946 to $27,894 per false claim or statement for penalties assessed after January 15, 2024. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free product to customers with the expectation that the customers would bill federal programs for the product; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program; among other reasons.

•

The federal False Statements Statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items, or services.

•

The federal Civil Monetary Penalties Law authorizes the imposition of substantial civil monetary penalties against an entity, such as a pharmaceutical manufacturer, that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program; (3) violations of the federal Anti-Kickback Statute; or (4) failing to report and return a known overpayment.

•

HIPAA imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

•

The majority of states also have statutes similar to the federal anti-kickback law and false claims laws that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, that apply regardless of whether the payer is a government entity or a private commercial entity.

•

The federal Open Payments (Physician Payments Sunshine Act) program requires manufacturers of products for which payment is available under Medicare, Medicaid or the State Children’s Health Insurance Program, to track and report annually to the federal government (for disclosure to the public) certain payments and other transfers of value made to physicians and other licensed practitioners (such as nurse practitioners, certified nurse anesthetists, physician assistants, and others) as well as teaching hospitals and ownership and investment interests held by physicians and their immediate family members. In addition, several U.S. states and localities have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, and/or make periodic public disclosures on sales, marketing, pricing, clinical trials, and other activities. Other state laws prohibit certain marketing-related activities including the provision of gifts, meals or other items to certain healthcare providers. Many of these laws and regulations contain ambiguous requirements that government officials have not yet clarified. Given the lack of clarity in the laws and their implementation, Akari’s reporting actions could be subject to the penalty provisions of the pertinent federal and state laws and regulations.

•

Federal price reporting laws require manufacturers to calculate and report complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursement and/or discounts on approved products.

•	Federal consumer protection and unfair competition laws broadly regulate marketplace activities and activities that potentially harm consumers.

Sanctions under these federal and state healthcare laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, monetary damages, criminal fines, disgorgement, additional reporting obligations and oversight if the manufacture becomes subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and individual imprisonment.

Federal and state authorities are continuing to devote significant attention and resources to enforcement of fraud and abuse laws within the pharmaceutical industry, and private individuals have been active in alleging violations of the law and bringing suits on behalf of the government under the FCA. For example, federal enforcement agencies recently have investigated certain pharmaceutical companies’ product and patient assistance programs, including manufacturer reimbursement support services, relationships with specialty pharmacies, and grants to independent charitable foundations.

The PPACA was adopted in the U.S. in March 2010. This law substantially changes the way healthcare is financed by both governmental and private insurers in the U.S., and significantly impacts the pharmaceutical industry. PPACA contains a number of provisions that are expected to impact Akari’s business and operations. Changes that may affect Akari’s business include those governing enrollment in federal healthcare programs, reimbursement changes, rules regarding prescription drug benefits under the health insurance exchanges, expansion of the 340B program, expansion of state Medicaid programs, and fraud and abuse and enforcement. These changes will impact existing government healthcare programs and will result in the development of new programs, including Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program.

PPACA contains several provisions that have or could potentially impact Akari’s business. PPACA made significant changes to the Medicaid Drug Rebate Program. For example, under PPACA, rebate liability expanded from fee-for-service Medicaid utilization to include the utilization of Medicaid managed care organizations as well. With regard to the amount of the rebates owed, PPACA increased the minimum Medicaid rebate from 15.1% to 23.1% of the average manufacturer price for most innovator products; extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations; changed the calculation of the rebate for certain innovator products that qualify as line extensions of existing drugs; and capped the total rebate amount for innovator drugs at 100% of the average manufacturer price. In addition, PPACA and subsequent legislation changed the definition of average manufacturer price; subjected manufacturers to new annual fees and taxes for certain branded prescription drugs; created the Medicare Part D coverage gap discount program, in which manufacturers must agree to 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and provided incentives to programs that increase the federal government’s comparative effectiveness research.

PPACA requires pharmaceutical manufacturers of branded prescription drugs to pay a branded prescription drug fee to the federal government. Generally, a fee is imposed by the IRS on each manufacturer or importer of branded prescription drug sales of over $5 million to specific government programs, such as Medicare and Medicaid. Sales of “orphan drugs” are excluded from this fee. “Orphan drugs” are specifically defined for purposes of the fee. For each indication approved by the FDA for the drug, such indication must have been designated as orphan by the FDA under section 526 of the FDCA, an orphan drug tax credit under section 45C of the Internal Revenue Code must have been claimed with respect to such indication, and such tax credit must not have been disallowed by the IRS. Finally, the FDA must not have approved the drug for any indication other than an orphan indication for which a section 45C orphan drug tax credit was claimed (and not disallowed).

Additional provisions of PPACA may negatively affect manufacturer’s revenues in the future. For example, PPACA created the Medicare Part D coverage gap discount program, which manufacturers of branded prescription drugs are required to provide a 50% discount (extended by subsequent legislation to 70%) on branded prescription drugs at the point-of-sale dispensed to beneficiaries when they are in the coverage gap for out-of-pocket spending (commonly known as the “donut hole”).

PPACA also expanded the Public Health Service’s 340B drug pricing discount program. The 340B pricing program requires participating manufacturers to agree to charge statutorily-defined covered entities no more than the 340B “ceiling price” for the manufacturer’s covered outpatient drugs. PPACA expanded the 340B program to include additional types of covered entities: certain free-standing cancer hospitals, critical access hospitals, rural referral centers and sole community hospitals, each as defined by PPACA. PPACA exempts “orphan drugs” designated under section 526 of the FDCA, from the ceiling price requirements for these newly-eligible entities.

In addition to PPACA, the IRA includes several provisions that may impact Akari’s business to varying degrees, including provisions that reduce the out-of-pocket spending cap for Medicare Part D beneficiaries from $7,050 to $2,000 starting in 2025, thereby effectively eliminating the coverage gap; impose new manufacturer financial liability on certain drugs under Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition; require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation; and delay until January 1, 2032 the implementation of the HHS rebate rule that would have limited the fees that pharmacy benefit managers can charge. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one orphan designation and for which the only approved indication is for that disease or condition. If a product receives multiple orphan designations or has multiple approved indications, it may not qualify for the orphan drug exemption. The implementation of the IRA is currently subject to ongoing litigation that challenges the constitutionality of the IRA’s Medicare drug price negotiation program. The effects of the IRA on Akari’s business and the healthcare industry in general is not yet known.

Finally, numerous federal and state laws, including state security breach notification laws, state health information privacy laws, and federal and state consumer protection laws govern the collection, use, and disclosure of personal information. In addition, most healthcare providers and research institutions with whom Akari collaborates are subject to privacy and security requirements under HIPAA, as amended by HITECH, and its implementing regulations. Although Akari is currently neither a “covered entity” nor a “business associate” under HIPAA, and these privacy and security requirements do not apply to Akari, the regulations may affect Akari’s interactions with healthcare providers, health plans, and research institutions from whom Akari obtains patient health information. Further, Akari could be subject to criminal penalties if Akari knowingly obtains individually identifiable health information from a HIPAA covered entity in a manner that is not authorized or permitted by HIPAA or for aiding and abetting the violation of HIPAA.

There is significant interest in the United States in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access, including increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices, particularly with respect to drugs that have been subject to relatively large price increases over relatively short time periods. There have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing and reform government program reimbursement methodologies for drugs. Although multiple efforts to repeal or replace portions of the PPACA have been introduced, and multiple judicial challenges to the PPACA have also been attempted. Further, Executive Orders relating to the regulation of prescription drug pricing have also been introduced over time. Akari cannot predict the scope or impact of future legislative, judicial, or executive efforts to reform healthcare in the United States.

Other Regulations

Akari is also subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act (“Bribery Act”), and other anticorruption laws and regulations pertaining to Akari’s financial relationships with foreign government officials. The FCPA prohibits U.S. companies and their representatives from paying, offering to pay, promising, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate to obtain or retain business or to otherwise seek favorable treatment. In many countries in which Akari operates, the healthcare professionals with whom Akari interacts may be deemed to be foreign government officials for purposes of the FCPA. The Bribery Act, which applies to any company incorporated or doing business in the UK, prohibits giving, offering, or promising bribes in the public and private sectors, bribing a foreign public official or private person, and failing to have adequate procedures to prevent bribery amongst employees and other agents. Penalties under the Bribery Act include potentially unlimited fines for companies and criminal sanctions for corporate officers under certain circumstances. Liability in relation to breaches of the Bribery Act is strict. This means that it is not necessary to demonstrate elements of a corrupt state of mind.

Recent years have seen a substantial increase in anti-bribery law enforcement activity by U.S. regulators, with more frequent and aggressive investigations and enforcement proceedings by both the U.S. Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Increasing regulatory scrutiny of the promotional activities of pharmaceutical companies also has been observed in a number of EU member states. In Germany, a specific anti-corruption provision with regard to healthcare professionals was introduced in the Criminal Code in 2017.

Similar strict restrictions are imposed on the promotion and marketing of products in the EU, where a large portion of Akari’s non-U.S. business is conducted, and other territories. Laws in the EU, including in the individual EU Member States, require promotional materials and advertising for products to comply with the product’s Summary of Product Characteristics (“SmPC”), which is approved by the competent authorities. Promotion of a medicinal product which does not comply with the SmPC is considered to constitute off-label promotion. The off-label promotion of medicinal products is prohibited in the EU and in other territories. The promotion of medicinal products that are not subject to a marketing authorization is also prohibited in the EU. Laws in the EU, including in the individual EU Member States, also prohibit the direct-to-consumer advertising of prescription-only medicinal products. Violations of the rules governing the promotion of medicinal products in the EU and in other territories could be penalized by administrative measures, fines and imprisonment. Furthermore, illegal advertising can be challenged by competitors, and as a result, can be prohibited by court and the responsible company can be obligated to pay damages to the competitor.

Interactions between pharmaceutical companies and physicians are also governed by strict laws, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct in the individual EU Member States. The provision of any inducements to physicians to prescribe, recommend, endorse, order, purchase, supply, use or administer a medicinal product is prohibited. A number of EU Member States have introduced additional rules requiring pharmaceutical companies to publicly disclose their interactions with physicians and to obtain approval from employers, professional organizations and/or competent authorities before entering into agreements with physicians. These rules have been supplemented by provisions of related industry codes, including the EFPIA Disclosure Code on Disclosure of Transfers of Value from Pharmaceutical Companies to Healthcare Professionals and Healthcare Organizations and related codes developed at national level in individual EU Member States. Additional countries may consider or implement similar laws and regulations. Violations of these rules could lead to reputational risk, public reprimands, and/or the imposition of fines or imprisonment. Akari’s present and future business has been and will continue to be subject to various other laws and regulations. Laws, regulations and recommendations relating to safe working conditions, laboratory practices, the experimental use of animals, and the purchase, storage, movement, import and export and use and disposal of hazardous or potentially hazardous substances, including radioactive compounds, used in connection with Akari’s research work are or may be applicable to Akari’s activities. Akari cannot predict the impact of government regulation, which may result from future legislation or administrative action, on Akari’s business.

Employees and Human Capital Resources

Akari’s mission is to deliver advanced therapies to improve the lives of patients and families battling autoimmune and inflammatory diseases. Accordingly, Akari is a team who is passionate about and committed to Akari’s mission and establishing a culture where patients and their families are at the center of all Akari does, with core values that connect us to each other and Akari’s stakeholders, and define who Akari is, what Akari stand for, and how Akari works.

As of October 1, 2024, Akari had 6 employees, 5 of which are full-time. None of Akari’s employees are represented by labor unions or covered by collective bargaining agreements, and Akari considers Akari’s relationship with employees to be good. Akari also utilizes the services of several independent consultants to support Akari’s research and development and general and administrative operations, including Akari’s Interim CEO, Samir R. Patel, M.D. and Akari’s Interim CFO, Wendy DiCicco.

Akari is focused on effective identification, recruitment, development, and retention of, and compensation and benefits to, human resource talent, including workforce and management development, diversity and inclusion initiatives, succession planning, and corporate culture and leadership quality, which are vital to Akari’s success. The principal purposes of Akari’s equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

Corporate Information

Akari was originally established as a private limited company under the laws of England and Wales on October 7, 2004 under the name Freshname No. 333 Limited. On January 19, 2005, Akari changed Akari’s name to Morria Biopharmaceuticals Limited and on February 3, 2005, Akari completed a reverse merger with Morria Biopharmaceuticals Inc., or Morria, a Delaware corporation, in which Morria became Akari’s wholly owned subsidiary and we re-registered as a non-traded public limited company under the laws of England and Wales. On March 22, 2011, Akari incorporated an Israeli subsidiary, Morria Biopharma Ltd. On June 25, 2013, Akari changed its name to Celsus Therapeutics Plc and on October 13, 2013 Morria was renamed Celsus Therapeutics Inc. On September 18, 2015, Akari completed an acquisition of all of the capital stock of Volution Immuno Pharmaceuticals SA (“Volution”), a private Swiss company, from RPC Pharma Limited (“RPC”), Volution’s sole shareholder, in exchange for Akari’s ordinary shares, in accordance with the terms of a Share Exchange Agreement, dated as of July 10, 2015. In connection with the acquisition, Akari’s name was changed to Akari Therapeutics, Plc. As such, Akari’s affairs are governed by Akari’s Articles of Association and the English law.

Akari’s principal UK office is located at 75/76 Wimpole Street, London W1G 9RT, United Kingdom, and Akari’s telephone number is +44 20 8004 0270. Puglisi & Associates (“Puglisi”) serves as Akari’s agent for service of process in the United States. Puglisi’s address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Akari’s principal U.S. office is located at 22 Boston Wharf Road FL 7, Boston, Massachusetts 02210, and Akari’s telephone number is (929) 274-7510. Celsus Therapeutics, Inc. serves as Akari’s agent for service of process in the United States.

Description of Properties

Akari currently leases office space for both our U.K. and U.S. headquarters on a short-term basis. The lease for Akari’s U.K. headquarters, located in London, expires in July 2025. Akari leases its U.S. headquarters office space, located in Boston, MA. The lease for Akari’s U.S. headquarters office space expires in November 2024. Akari is not party to any material lease agreements.

Legal Proceedings

From time to time, Akari may become involved in litigation relating to claims arising out of operations in the normal course of business, which Akari considers routine and incidental to our business. Akari currently is not a party to any legal proceedings the adverse outcome of which, in management’s opinion, would have a material adverse effect on Akari’s business, results of operation or financial condition.

AKARI MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Akari’s financial condition and results of operations should be read together with Akari’s audited consolidated financial statements and accompanying notes appearing elsewhere in this Joint Proxy Statement/Prospectus. In addition to historical information, this discussion and analysis includes forward-looking statements that are subject to risks and uncertainties, including those discussed in the section of this Joint Proxy Statement/Prospectus titled “Risk Factors”, that could cause actual results to differ materially from historical results or anticipated results.

Overview

Akari is a biotechnology company focused on developing advanced therapies for autoimmune and inflammatory diseases involving the complement C5 and LTB4 pathways. Each of these pathways has scientifically well-supported causative roles in the diseases Akari is targeting. Akari believes that blocking early mediators of inflammation will prevent initiation and continual amplification of the processes that cause certain diseases. Akari’s activities since inception have consisted of performing research and development activities and raising capital.

Akari’s former lead asset, nomacopan, is a recombinant small protein (16,769 Da) derived from a protein originally discovered in the saliva of the Ornithodoros moubata tick, which modulates the host immune system to allow the parasite to feed without alerting the host to its presence or provoking an immune response. Nomacopan is a second-generation complement inhibitor which has been shown to act on complement C5, preventing release of C5a and formation of C5b-9 (also known as the MAC). Nomacopan also specifically sequesters and inhibits LTB4. Complement C5 and LTB4 activation and their proinflammatory actions are typically co-localised during an immune reaction. With its unique bispecific mode of action and biophysical properties, Akari believes nomacopan may be able to prevent inflammatory and prothrombotic activities of these two important pathways and also and has the potential to be formulated and administered by a variety of formulations and routes of administration, including subcutaneous, intravenous, topical to eye, inhaled and intravitreous.

Up until May 2024, Akari was conducting a clinical trial of subcutaneous nomacopan for the treatment of HSCT-TMA in pediatrics. Following completion of a portfolio prioritization review, Akari announced that Akari’s our HSCT-TMA program will be suspended, as more fully described below. Akari is currently investigating PAS-nomacopan for treatment of GA secondary to dry AMD in preclinical studies and expects to file an IND application in 2025.

Recent Developments

Pipeline Prioritization

In May 2024, Akari announced the completion of a joint portfolio prioritization review pursuant to which the anticipated combined entity, following completion of the proposed Merger, will focus on Peak Bio’s ADC platform technology and Akari’s PAS-nomacopan GA program. As a result, Akari’s HSCT-TMA program was suspended, with enrollment in its pediatric clinical study discontinued due to cost and timeline. Following closing of the Merger, Akari plans to work closely with the U.S. Food and Drug Administration to define the best path for this technology and consider the opportunity for partnership and licensing, specifically as it relates to the potential eligibility for a priority review voucher in connection with future marketing applications for nomacopan, including as a treatment for pediatric HSCT-TMA.

Restructuring and Reduction-in-Force

In May 2024, Akari began to implement a RIF of approximately 67% of Akari’s total workforce, as a result of the recently announced program prioritization under which Akari’s HSCT-TMA program was suspended. The RIF is part of an operational restructuring plan and includes the elimination of certain senior management positions and was substantially completed by the end of the second quarter. The purpose of the restructuring plan, including the reduction-in-force, is to reduce HSCT-TMA related operating costs, while supporting the execution of Akari’s long-term strategic plan. For additional information, refer to the below discussion under the heading “Restructuring and Other Costs” and Note 2 to the notes to unaudited condensed consolidated financial statements included elsewhere in this Joint Proxy Statement/Prospectus.

U.K. Research and Development Tax Credit

In September 2024, Akari received a United Kingdom (U.K.) research and development tax credit in the amount of $1.3 million.

Nasdaq Delisting Letter

On October 1, 2024, Akari received the Delisting Determination Letter from the Staff notifying Akari that it did not meet the terms of an extension granted by Nasdaq to regain compliance with the Minimum Equity Requirement. The Delisting Determination Letter states that unless Akari requests a hearing before the Panel by October 8, 2024, trading of Akari ADSs would be suspended.

On October 8, 2024, Akari requested a hearing before the Panel and such request for a hearing automatically stayed any suspension/delisting action by the Staff at least until the hearing process concludes and any extension granted by the Panel expires. Akari expects that it will regain compliance with the Minimum Equity Requirement upon the closing of the Merger.

Merger Agreement

For more information regarding the proposed Merger and related transactions, please see the sections of this Joint Proxy Statement/Prospectus entitled “The Merger,” “The Merger Agreement,” and the “Voting Agreement.”

Results of Operations

Three and Six Months Ended June 30, 2024 and 2023

Overview

During the three months ended June 30, 2024, Akari’s loss from operations totaled $7.4 million, a 61% increase, compared to a loss from operations of $4.6 million for the three months ended June 30, 2023. During the six months ended June 30, 2024, Akari’s loss from operations totaled $13.4 million, a 46% increase, compared to a loss from operations of $9.2 million for the six months ended June 30, 2023. Akari’s total operating expenses are set forth by category in the table below:

	Three Months Ended			Six Months Ended
	June 30,			June 30,
($ in thousands)	2024	2023	$Change	2024	2023	$Change
Operating expenses:
Research and development	$3,314	$1,524	$1,790	$5,593	$3,255	$2,338
General and administrative	2,241	3,091	(850)	4,907	5,954	(1,047)
Merger-related costs	254	—	254	1,298	—	1,298
Restructuring and other costs	1,640	—	1,640	1,640	—	1,640

Total operating expenses	$7,449	$4,615	$2,834	13,438	9,209	4,229

Loss from operations	$(7,449)	$(4,615)	$(2,834)	$(13,438)	$(9,209)	$(4,229)

Research and development expenses

Akari’s research and development expenses are charged to operations as incurred and Akari incurs both direct and indirect expenses for each of Akari’s programs. Akari tracks direct research and development expenses by preclinical and clinical programs, which may include third-party costs such as CROs, contract laboratories, consulting, and clinical trial costs. Akari does not allocate indirect research and development expenses, which may include product development and manufacturing, clinical, medical, regulatory, laboratory (equipment and supplies), personnel, facility and other overhead costs, to specific programs.

During the three months ended June 30, 2024, total research and development expenses increased by approximately $1.8 million, or 117%, as compared to the three months ended June 30, 2023. During the six months ended June 30, 2024, total research and development expenses increased by approximately $2.3 million, or 72%, as compared to the six months ended June 30, 2023. The following sets forth research and development expenses for the three and six months ended June 30, 2024 and 2023 by category:

	Three Months Ended			Six Months Ended
	June 30,			June 30,
($ in thousands)	2024	2023	$Change	2024	2023	$Change
Clinical Trials:
HSCT-TMA clinical development (AK901)	$450	$534	$(84)	$1,083	$724	$359
BP clinical development (AK802)	—	(1,063)	1,063	—	(1,063)	1,063
Chemistry, manufacturing and control	2,231	565	1,666	2,942	844	2,098
Other external development expenses	290	495	(205)	595	1,065	(470)
Personnel costs	343	993	(650)	973	1,685	(712)

Total research and development expenses	$3,314	$1,524	$1,790	$5,593	$3,255	$2,338

HSCT-TMA clinical development (AK901)

These expenses include external expenses that Akari has incurred in connection with the development of nomacopan for the treatment of pediatric HSCT-TMA and primarily consist of payments to CROs and other vendors. Expenses incurred during the three months ended June 30, 2024 were consistent with the three months ended June 30, 2023. The $0.1 million, or 16%, decrease in expenses incurred during the three months ended June 30, 2024, as compared to 2023, is primarily due to suspension of our HSCT-TMA program in May 2024, as further described below. The $0.4 million, or 50%, increase in expenses incurred during the six months ended June 30, 2024, as compared to 2023, is primarily due to increases in patient enrollment and related clinical trial costs incurred during the first quarter of 2024, prior to suspension of the program. In May 2024, following the completion of a pipeline prioritization review, Akari determined to suspend Akari’s HSCT-TMA program. Accordingly, Akari expects future HSCT-TMA costs to decrease reflecting the winddown and closeout of the clinical trial.

BP clinical development (AK802)

These expenses include external expenses that Akari incurred in connection with the development of nomacopan for the treatment of BP and primarily consist of payments to CROs and other vendors. In 2022, Akari discontinued its BP clinical program and in connection with the final reconciliation of clinical trial close-out costs, Akari recorded a $1.1 million credit in 2023 and does not expect to incur material additional costs related to this program.

Chemistry, manufacturing and control

These expenses include external expenses incurred related to the development and manufacturing of nomacopan for use in clinical trials and preclinical development of PAS-nomacopan. Such expenses primarily consist of payments to CMOs and other vendors for manufacturing of drug substances (including raw materials), drug product, supplies, and validation, quality assurance and manufacturing development activities. The $1.7 million, or 295%, increase in expenses incurred during the three months ended June 30, 2024 and $2.1 million, or 249%, increase in expenses incurred during the six months ended June 30, 2024, each as compared to the corresponding periods in 2023, is primarily due to the timing of manufacturing and development activities, including increased spending on the development of and preparation for manufacturing of PAS-nomacopan, as well as completion of PAS-nomacopan good manufacturing practice drug substance manufacturing during the second quarter of 2024.

Other external development expenses

These expenses include external expenses, such as payments to contract vendors, which may be related to preclinical development activities and other unallocated expenses. The $0.2 million, or 41%, decrease in expenses incurred during the three months ended June 30, 2024 and $0.5 million, or 44%, decrease in expenses incurred during the six months ended June 30, 2024, each as compared to the corresponding periods in 2023, is primarily related to lower costs incurred related to preclinical studies and other development work investigating PAS-nomacopan for the treatment of GA.

Personnel costs

These expenses include compensation and related costs associated with employees, independent consultants and staffing firms. The $0.7 million, or 65%, decrease in expenses incurred during the three months ended June 30, 2024 and $0.7 million, or 42%, decrease in expenses incurred during the six months ended June 30, 2024, each as compared to the corresponding periods in 2023, is primarily due to the impact of the RIF which was announced in May 2024, along with lower costs incurred with independent consultants. Separation benefits paid to impacted employees are classified separately under “Restructuring and other costs” as discussed below.

The extent of Akari’s future research and development expenditures will be determined based on future funding and closing of the Merger.

General and administrative expenses

During the three months ended June 30, 2024, total general and administrative costs decreased by approximately $0.9 million, or 27%, as compared to the three months ended June 30, 2023. During the six months ended June 30, 2024, total general and administrative costs decreased by approximately $1.0 million, or 18%, as compared to the six months ended June 30, 2023. The decreases during both periods were primarily due to decreases in personnel costs resulting from the impact of the RIF which was announced in May 2024, along with lower costs incurred with consultants. Separation benefits paid to impacted employees are classified separately under “Restructuring and other costs” as discussed below.

Merger-related Costs

Merger-related costs consist of direct expenses incurred in connection with the proposed Merger and are comprised primarily of legal and professional fees.

Merger-related costs for the three and six months ended June 30, 2024 were $0.3 million and $1.3 million, respectively. No such costs were incurred during the corresponding 2023 periods.

Restructuring and Other Costs

Restructuring costs consist primarily of severance and related benefit costs related to workforce reductions incurred in connection with the RIF, which Akari began to implement in May 2024.

Restructuring and other costs for each of the three and six months ended June 30, 2024 were $1.6 million, including $0.3 million of non-cash share-based compensation expense. No such costs were incurred during the corresponding 2023 periods.

Interest income

Interest income consists primarily of interest income received on deposits.

During the three and six months ended June 30, 2024 and 2023, interest income was less than $0.1 million. Interest income may fluctuate from period to period due to changes in average cash balances and prevailing interest rates.

Interest expense

Interest expense primarily consists of interest incurred on the May 2024 Notes (as defined below) and in connection with the financing of director and officer insurance premiums.

During the three and six months ended June 30, 2024, interest expense was less than $0.1 million. Interest expense may fluctuate from period to period due to changes in average interest-bearing loans and related interest rates. No interest expense was recognized during the three and six months ended June 30, 2023.

Change in fair value of warrant liability

Change in fair value of warrant liability represents non-cash warrant revaluation gains or losses related to the remeasurement of Akari’s liability-classified September 2022 Warrants, as more fully described in Note 2 and Note 4 of the notes to the unaudited condensed consolidated financial statements appearing elsewhere in this Joint Proxy Statement/Prospectus. Due to the nature of and inputs in the model used to assess the fair value of Akari’s outstanding September 2022 Warrants, it is not abnormal to experience significant fluctuations during each remeasurement period. These fluctuations may be due to a variety of factors, including changes in Akari’s stock price and changes in estimated stock price volatility over the remaining life of the warrants.

During the three months ended June 30, 2024, Akari recorded a change in the fair value of warrant liability, representing a non-cash warrant revaluation loss of approximately $0.2 million, as compared to a non-cash warrant revaluation gain of approximately $0.6 million for the three months ended June 30, 2023. Changes in the fair value of the warrant liability and resulting warrant revaluation loss for the three months ended June 30, 2024 was driven primarily by the increase in Akari’s stock price during the reporting period. Changes in the fair value of the warrant liability and resulting warrant revaluation gain for the three months ended June 30, 2023 was driven primarily by the decrease in expected volatility assumptions.

During the six months ended June 30, 2024 and 2023, Akari recorded a change in the fair value of warrant liability, representing a non-cash warrant revaluation gain, of approximately $0.5 million and $6.1 million, respectively. Changes in the fair value of the warrant liability and resulting warrant revaluation gains for the six months ended June 30, 2024 and 2023 was driven primarily by the decrease in Akari’s stock price during the reporting periods.

Foreign currency exchange gain (loss), net

During the three months ended June 30, 2024, Akari recorded a net foreign currency exchange gain of $0.1 million, as compared to a net foreign currency exchange loss for the three months ended June 30, 2023. During each of the six months ended June 30, 2024 and 2023, Akari recorded a net foreign currency exchange gain of less than $0.1 million. Exchange gains and losses can fluctuate significantly from period to period due to changes in exchange rates as well as the volume and timing of expenditures and related payments denominated in foreign currencies.

Other expense, net

During each of the three and six months ended June 30, 2024 and 2023, net other expense was less than $0.1 million and not material. Such expenses are not expected to be material to our future results of operations.

Net Loss Applicable to Ordinary Shareholders

As a result of the factors discussed above, net loss applicable to ordinary shareholders for the three months ended June 30, 2024 and 2023 was $7.6 million and $4.0 million, respectively. Net loss applicable to ordinary shareholders for the six months ended June 30, 2024 and 2023 was $13.1 million and $3.0 million, respectively.

Comparison of the Years Ended December 31, 2023 and 2022

Overview

During the year ended December 31, 2023, Akari’s loss from operations totaled $16.8 million, a 27% decrease, compared to a loss from operations of $23.1 million for the year ended December 31, 2022. General and administrative expenses comprise the majority of Akari’s total operating expenses, as shown in the table below:

	Year Ended December 31,		Change
($ in thousands)	2023	2022	$	%
Operating expenses:
Research and development	$5,450	$9,561	$(4,111)	-43%
General and administrative	11,356	13,527	(2,171)	-16%

Total operating expenses	$16,806	23,088	$(6,282)	-27%

Loss from operations	$(16,806)	$(23,088)	$6,282	-27%

Research and development expenses

Akari’s research and development expenses are charged to operations as incurred and Akari incurs both direct and indirect expenses for each of Akari’s programs. Akari tracks direct research and development expenses by preclinical and clinical programs, which may include third-party costs such as CROs, contract laboratories, consulting, and clinical trial costs. Akari does not allocate indirect research and development expenses, which may include product development and manufacturing, clinical, medical, regulatory, laboratory (equipment and supplies), personnel, facility and other overhead costs, to specific programs.

During the year ended December 31, 2023, total research and development expenses decreased by approximately $4.1 million, or 43%, as compared to the year ended December 31, 2022. The following sets forth research and development expenses for the years ended December 31, 2023 and 2022 by category:

	Year Ended December 31,		Change
($ in thousands)	2023	2022	$	%
Clinical Trials:
HSCT-TMA clinical development (AK901)	$1,802	$1,115	$687	62%
BP clinical development (AK802)	(1,073)	3,605	(4,678)	-130%
Chemistry, manufacturing and control	2,684	3,912	(1,228)	-31%
Other external development expenses	1,498	1,161	337	29%
Personnel costs	3,110	2,086	1,024	49%
Tax credits	(2,571)	(2,318)	(253)	11%

Total research and development expenses	$5,450	$9,561	$(4,111)	-43%

HSCT-TMA clinical development (AK901)

These expenses include external expenses that Akari has incurred in connection with the development of nomacopan for the treatment of pediatric HSCT-TMA and primarily consist of payments to CROs and other vendors. The 62% increase in expenses incurred during the 2023 period, as compared to 2022, is primarily due to the prioritization of Akari’s HSCT program in 2023, as announced in the second half of 2022, and related timing of clinical activities.

BP clinical development (AK802)

These expenses include external expenses that Akari has incurred in connection with the development of nomacopan for the treatment of BP and primarily consist of payments to CROs and other vendors. In 2022 Akari discontinued its BP clinical program and in connection with the final reconciliation of clinical trial close-out costs, Akari recorded a $1.1 million credit in 2023 and does not expect to incur material additional costs related to this program.

Chemistry, manufacturing and control

These expenses include external expenses incurred related to the development and manufacturing of nomacopan for use in clinical trials and development of PAS-nomacopan. Such expenses primarily consist of payments to CMOs and other vendors for manufacturing of drug substances (including raw materials), drug product, supplies, and validation, quality assurance and manufacturing development activities. The 31% decrease in expenses incurred during the 2023 period, as compared to 2022, is primarily due to decreases in costs incurred for manufacturing of nomacopan due to timing of manufacturing, partially offset by increased spending on the development of PAS-nomacopan.

Other external development expenses

These expenses include external expenses, such as payments to contract vendors, that may be related to preclinical development activities, other discontinued programs and unallocated expenses. The 29% increase in expenses incurred during the 2023 period, as compared to 2022, is primarily related to the investigation of PAS-nomacopan for the treatment of GA secondary to dry AMD in preclinical studies to support an IND filing.

Personnel costs

These expenses include compensation and related costs associated with employees, independent consultants and staffing firms. The 49% increase during the 2023 period, as compared to 2022, is primarily due to changes in Akari’s organizational structure, including a shift to U.S.-based employees and consultants.

Tax credits

Akari records receipts of U.K. tax credits in the year received as a reduction in research and development expenses. Changes in tax credits received are the result of eligible research and development expenses incurred in the previous tax year, which can fluctuate depending on timing of and location in which expenses are incurred.

The extent of Akari’s future research and development expenditures will be determined based on future funding and following the outcome of an assessment of Akari’s combined pipeline following closing of the Merger, including program prioritization.

General and administrative expenses

During the year ended December 31, 2023, total general and administrative costs decreased by approximately $2.2 million, or 16%, as compared to the year ended December 31, 2022, primarily due to decreases in (i) financing-related costs of approximately $1.7 million as a result of costs incurred during the 2023 period being classified in shareholders’ equity, (ii) directors’ and officers’ insurance premiums of approximately $0.6 million, and (iii) personnel costs (including directors and consultants) of approximately $1.5 million. These decreases were partially offset by increases in other expenses, including legal and professional fees of approximately $1.4 million, of which $0.8 million are costs incurred related to the proposed Merger.

Interest income

During each of the years ended December 31, 2023 and 2022, interest income was less than $0.1 million and not material. The nominal increase in interest income during 2023, as compared to 2022, was primarily due to higher interest rates. Amounts may fluctuate from period to period due to changes in average cash balances and prevailing interest rates.

Excess in fair value of warrant liability over cash proceeds

During the year ended December 31, 2022, Akari recorded a loss of $2.0 million for the excess in fair value of Akari’s liability-classified September 2022 Warrants issued over cash proceeds received in connection with Akari’s September 2022 Registered Offering. See Note 5 of the notes to the audited consolidated financial statements appearing elsewhere in this Joint Proxy Statement/Prospectus for further details. No such loss was recorded during the year ended December 31, 2023.

Change in fair value of warrant liability

During the years ended December 31, 2023 and 2022, Akari recorded a change in the fair value of warrant liability, representing a non-cash warrant revaluation gain of approximately $6.6 million and $6.9 million, respectively, related to Akari’s liability-classified September 2022 Warrants, as more fully described in Note 5 of the notes to the consolidated financial statements appearing elsewhere in this Joint Proxy Statement/Prospectus Due to the nature of and inputs in the model used to assess the fair value of Akari’s outstanding September 2022 Warrants, it is not abnormal to experience significant fluctuations during each remeasurement period. These fluctuations may be due to a variety of factors, including changes in Akari’s stock price and changes in estimated stock price volatility over the remaining life of the warrants. Changes in the fair value of the warrant liability and resulting warrant revaluation gains for each of the years ended December 31, 2023 and December 31, 2022 was driven primarily by the decrease in Akari’s stock price during each of the reporting periods.

Foreign currency exchange gain, net

During the years ended December 31, 2023 and 2022, Akari recorded a net foreign currency exchange gain of $0.1 million and $0.5 million, respectively. Exchange gains and losses can fluctuate significantly from period to period due to changes in exchange rates as well as the volume and timing of expenditures and related payments denominated in foreign currencies.

Other expense, net

During the years ended December 31, 2023 and 2022, Akari recorded a net other expense of less than $0.1 million and approximately $0.1 million respectively. Such expenses are not material to Akari’s results of operations.

Net Loss Applicable to Common Shareholders

As a result of the factors discussed above, Akari’s net loss applicable to common shareholders for the years ended December 31, 2023 and 2022 was $10.0 million and $17.7 million, respectively.

Financial Condition, Liquidity and Capital Resources

Sources of Liquidity

Since inception, Akari has incurred substantial losses, and Akari has primarily funded Akari’s operations with proceeds from the sale of equity securities, including ordinary shares, warrants and pre-funded warrants. At June 30, 2024, Akari had $4.2 million in cash and an accumulated deficit of $240.6 million. To date, Akari has not generated any revenue.

Akari has devoted substantially all of its efforts to research and development, including clinical trials, and Akari has not commercialized any products. Akari’s research and development activities, together with its general and administrative expenses, are expected to continue to result in substantial operating losses for the foreseeable future. These losses, among other things, have had and will continue to have an adverse effect on Akari’s shareholders’ equity, total assets and working capital. Due to the numerous risks and uncertainties associated with developing drug candidates and, if approved, commercial products, Akari is unable to predict the extent of any future losses, whether or when any of Akari’s drug candidates will become commercially available or when Akari will become profitable, if at all. Akari’s future capital requirements will depend on many factors, including:

•	the progress and costs of Akari’s preclinical studies, clinical trials and other research and development activities;

•	the costs associated with the completion of the Merger and integration activities related thereto;

•	the scope, prioritization and number of Akari’s clinical trials and other research and development programs;

•	the amount of revenues and contributions Akari receives under future licensing, development and commercialization arrangements with respect to Akari’s product candidates;

•	the costs of the development and expansion of Akari’s operational infrastructure;

•	the costs and timing of obtaining regulatory approval for Akari’s product candidates;

•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of contracting with third parties to provide sales and marketing capabilities for Akari;

•	the magnitude of Akari’s general and administrative expenses; and

•	any cost that Akari may incur under future in- and out-licensing arrangements relating to Akari’s product candidates.

Akari currently does not have any firm commitments for future external funding. Akari will need to raise additional funds, and Akari may decide to raise additional funds even before Akari needs such funds if the conditions for raising capital are favorable. Until Akari can generate significant recurring revenues, Akari expects to satisfy its future cash needs through debt or equity financings, credit facilities or by out-licensing applications of Akari’s product candidates. The sale of equity or convertible debt securities may result in dilution to Akari’s existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also subject Akari to covenants that restrict Akari’s operations. Akari cannot be certain that additional funding, whether through grants, financings, credit facilities or out-licensing arrangements, will be available to Akari on acceptable terms, if at all. If sufficient funds are not available, Akari may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of Akari’s product candidates, or obtain funds through arrangements with collaborators or others that may require Akari to relinquish rights to certain potential products that Akari might otherwise seek to develop or commercialize independently.

May 2024 Private Placement

As discussed in Note 6 to Akari’s notes to unaudited condensed consolidated financial statements included elsewhere in this Joint Proxy Statement/Prospectus, in May 2024, Akari entered into a purchase agreement with certain investors, pursuant to which Akari sold and issued in a private placement an aggregate of 4,029,754 Akari ADSs, and warrants to purchase up to 4,029,754 Akari ADS, at a per unit (each unit consists of one Akari ADS and one warrant) purchase price of $1.885, for aggregate gross proceeds of approximately $7.6 million. Net proceeds from the May 2024 Private Placement were approximately $7.0 million after deducting placement agent fees and other expenses.

May 2024 Convertible Notes

As discussed in Note 2 to Akari’s notes to unaudited condensed consolidated financial statements included elsewhere in this Joint Proxy Statement/Prospectus, Akari entered into convertible promissory notes with existing investors and directors, Dr. Prudo-Chlebosz and Dr. Patel, for an aggregate of $1.0 million (the “May 2024 Notes”).

March 2024 Private Placement

As discussed in Note 6 to Akari’s notes to unaudited condensed consolidated financial statements included elsewhere in this Joint Proxy Statement/Prospectus, in March 2024, Akari entered into a definitive purchase agreement with certain existing investors, pursuant to which Akari sold and issued in a private placement an aggregate of 1,320,614 Akari ADSs at $1.48 per Akari ADS, for aggregate gross proceeds of approximately $2.0 million. Net proceeds from the March 2024 Private Placement were approximately $1.7 million after deducting placement agent fees and other expenses.

Funding Requirements

As of the filing of this Joint Proxy Statement/Prospectus, Akari expects its existing cash to be sufficient to fund Akari’s operations into the fourth quarter of 2024. Further, closing of the Merger is contingent on the PIPE Investment (as defined in the Merger Agreement) which shall have been consummated simultaneously with, and conditioned only upon, the occurrence of the closing, and shall result in net proceeds to Akari of at least $10 million. If Akari is unable to raise additional capital when needed, Akari will not be able to continue as a going concern. Akari does not currently have any products approved for sale and do not generate any revenue from product sales. Akari is currently seeking and expect to continue to seek additional funding through financings of equity and/or debt securities. Akari may also engage in strategic research and development collaborations, clinical funding arrangements, the sale or license of technology assets, and/or other strategic alternatives.

Financing may not be available to Akari when Akari needs it, or on favorable or acceptable terms, or at all. Akari could be required to seek funds through means that may require Akari to relinquish rights to some of Akari’s technologies, drug candidates or drugs that Akari would otherwise pursue on Akari’s own. In addition, if Akari raises additional funds by issuing equity securities, Akari’s then existing shareholders may experience dilution. The terms of any financing may adversely affect the holdings or the rights of existing shareholders. An equity financing that involves existing shareholders may cause a concentration of ownership. Debt financing, if available, may involve agreements that include covenants limiting or restricting Akari’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, and are likely to include rights that are senior to the holders of Akari’s ordinary shares. Any additional debt or equity financing may contain terms which are not favorable to Akari or to Akari’s shareholders, such as liquidation and other preferences, or liens or other restrictions on Akari’s assets. As discussed in Note 9 to Akari’s notes to audited consolidated financial statements included elsewhere in this Joint Proxy Statement/Prospectus, additional equity financings may also result in cumulative changes in ownership over a three-year period in excess of 50% which would limit the amount of net operating loss and tax credit carryforwards that Akari may utilize in any one year.

If Akari is unable to raise additional capital when required or on acceptable terms, Akari may be required to:

•	significantly delay, scale back, or discontinue the development or commercialization of Akari product candidates;

•

seek strategic alliances for research and development programs at an earlier stage than otherwise would be desirable or that Akari otherwise would have sought to develop independently, or on terms that are less favorable than might otherwise be available in the future;

•

dispose of technology assets, including current product candidates, or relinquish or license on unfavorable terms, Akari’s rights to technologies or any of Akari’s product candidates that Akari otherwise would seek to develop or commercialize on its own;

•	delay, or terminate the Merger, of which closing is contingent on the PIPE Investment (as defined in the Merger Agreement), altogether;

•	pursue the sale of Akari to a third party at a price that may result in a loss on investment for Akari’s shareholders; or

•	file for bankruptcy or cease operations altogether.

Any of these events could have a material adverse effect on Akari’s business, operating results, and prospects.

Akari believes the key factors which will affect Akari’s ability to obtain funding are:

•	the receptivity of the capital markets to financings by biotechnology companies generally and companies with drug candidates and technologies similar to those of Akari specifically;

•	the receptivity of the capital markets to any in-licensing, product acquisition or other transaction Akari may enter into or attempt to enter into;

•	Akari’s ability to successfully integrate operations with Peak Bio following the Merger and realize anticipated benefits of the Merger;

•	the results of Akari’s clinical development activities in Akari’s drug candidates Akari develops on the timelines anticipated;

•

competitive and potentially competitive products and technologies and investors’ receptivity to Akari’s drug candidates Akari develops and the technology underlying them in light of competitive products and technologies;

•	the cost, timing, and outcome of regulatory reviews; and

•	compliance with both Nasdaq continued listing requirements and Exchange Act requirements.

In addition, increases in expenses or delays in clinical development may adversely impact Akari’s cash position and require additional funds or cost reductions.

Based on Akari’s recurring losses from operations incurred since inception, Akari’s expectation of continuing operating losses for the foreseeable future, negative operating cash flows for the foreseeable future, and the need to raise additional capital to finance its future operations, Akari has concluded that there is substantial doubt regarding Akari’s ability to continue as a going concern within one year after the date that Akari’s unaudited condensed consolidated financial statements, included elsewhere in this Joint Proxy Statement/Prospectus, are issued. The accompanying unaudited condensed consolidated financial statements have been prepared assuming that Akari will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As such, the accompanying unaudited condensed consolidated financial statements do not reflect any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary if Akari is unable to continue as a going concern.

Cash Flows

The following table summarizes Akari’s sources and uses of cash for each of the periods presented (in thousands):

	Six Months Ended
	June 30,
(In thousands)	2024	2023
Net cash (used in) provided by:
Net cash used in operating activities	$(8,938)	$(9,574)
Net cash provided by financing activities	9,277	3,503
Effect of exchange rates on cash	(7)	2

Net increase (decrease) in cash	$332	$(6,069)

Operating Activities. The net cash used in operating activities for the periods presented consists primarily of Akari’s net loss adjusted for non-cash charges and changes in components of working capital. The decrease in cash used in operating activities during the six months ended June 30, 2024, as compared to the 2023 period, was primarily due to the net impact of deferrals of payables in order to preserve cash until additional capital is raised for working capital purposes, partially offset by an increase in operating expenses.

Investment Activities. There were no investing activities during the six months ended June 30, 2024 and 2023.

Financing Activities. Net cash provided by financing activities primarily consisted of the following:

•

For the six months ended June 30, 2024, an aggregate of $9.3 million in net proceeds received from debt and equity financings, including (i) $1.7 million in net proceeds from the March 2024 Private Placement, (ii) $1.0 million in net proceeds from the issuance of the May 2024 Notes, and (iii) $7.1 million in net proceeds from the May 2024 Private Placement, partially offset by $0.5 million in payments related to our short-term insurance premium financing arrangement; and

•	For the six months ended June 30, 2023, an aggregate of $3.5 million in net proceeds received from the March 2023 Registered Direct Offering.

The following table summarizes Akari’s sources and uses of cash for each of the periods presented (in thousands):

	Year Ended
	December 31,
(In thousands)	2023	2022
Net cash (used in) provided by:
Net cash used in operating activities	$(16,432)	$(21,504)
Net cash provided by financing activities	7,020	25,288
Effect of exchange rates on cash	7	105

Net (decrease) increase in cash	$(9,405)	$3,889

Operating Activities. The net cash used in operating activities for the periods presented consists primarily of Akari’s net loss adjusted for non-cash charges and changes in components of working capital. The decrease in cash used in operating activities during the year ended December 31, 2023, as compared to the 2022 period, was primarily due to a $6.3 million decrease in operating expenses, as more fully described above under the heading “Results of Operations,” and the net impact of changes in components of working capital.

Investment Activities. There were no investing activities during the years ended December 31, 2023 and 2022.

Financing Activities. Net cash provided by financing activities primarily consisted of the following:

•

For the year ended December 31, 2023, an aggregate of $7.0 million in net proceeds received from various offerings of equity securities, including (i) $3.5 million in net proceeds from the March 2023 Registered Direct Offering, (ii) $1.7 million in net proceeds from the September 2023 Private Placement, and (iii) $1.8 million in net proceeds from the December 2023 Private Placement; and

•

For the year ended December 31, 2022, an aggregate of $25.3 million in net proceeds received from various offerings of equity securities, including (i) $4.3 million in net proceeds from Akari’s 2021 Registered Offering received in January 2022, (ii) $8.1 million in net proceeds received from the March 2022 Registered Direct Offering, and (iii) $12.8 million in gross proceeds (issuance costs associated with Akari’s September 2022 Registered Offering were expensed as incurred).

Material Cash Requirements

Insurance Financing Obligations

In January 2024, Akari entered into a short-term financing arrangement with a third-party vendor to finance insurance premiums. The aggregate amount financed under this agreement was $1.1 million which is scheduled to be paid in monthly installments through November 2024.

Other

Akari enters into a variety of agreements and financial commitments in the normal course of business. The terms generally provide Akari the option to cancel, reschedule and adjust Akari’s requirements based on Akari’s business needs, prior to the delivery of goods or performance of services. However, it is not possible to predict the amount of future payments under these agreements due to the conditional nature of Akari’s obligations and the unique facts and circumstances involved in each particular agreement.

Critical Accounting Estimates

This management’s discussion and analysis of financial condition and results of operations is based on Akari’s consolidated financial statements, which have been prepared in accordance with U.S. GAAP. In doing so, Akari must make estimates and assumptions that affect Akari’s reported amounts of assets, liabilities and expenses, as well as related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates and judgments, including, but not limited to, those related to (i) stock-based compensation, (ii) fair value of warrants classified as liabilities, (iii) research and development prepayments, accruals and related expenses, and (iv) the valuation allowance for deferred income taxes. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Akari regards an accounting estimate or assumption underlying Akari’s financial statements as a “critical accounting estimate” if:

•

the nature of the estimate or assumption is material due to the level of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

•	the impact of the estimates and assumptions on financial condition or operating performance is material.

While Akari’s significant accounting policies are described in more detail in Note 2 to Akari’s consolidated financial statements appearing elsewhere in this Joint Proxy Statement/Prospectus, Akari believes the following accounting policies to be the most critical to the judgments and estimates used in the preparation of Akari’s financial statements.

Stock-based compensation

Akari measures all stock-based awards granted to employees, directors and non-employees based on the estimated fair value on the date of grant and recognizes compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective awards. Forfeitures are accounted for as they occur. Akari classify stock-based compensation expense in Akari’s consolidated statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each restricted ordinary share award is estimated on the date of grant based on the fair value of Akari’s ordinary shares on that same date. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, which requires inputs based on certain assumptions, including the expected stock price volatility, the expected term of the award, the risk-free interest rate, and expected dividends. Akari estimate Akari’s expected stock price volatility based on the historical volatility of Akari’s ADSs, considering the expected term of the options. The expected term of Akari’s options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that Akari has never paid cash dividends on ordinary shares and does not expect to pay any cash dividends in the foreseeable future.

Fair value of warrants classified as liabilities

Akari utilizes a Black-Scholes model to value Akari’s outstanding September 2022 Warrants at each reporting period, with changes in fair value recognized in the consolidated statements of operations and comprehensive loss. The estimated fair value of the warrant liability is determined using Level 3 inputs. Inherent in an options pricing model are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. Akari estimates the expected volatility of Akari’s stock price based on historical volatility of Akari’s ADSs, considering the expected remaining life of the September 2022 Warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the valuation date for a maturity similar to the expected remaining life of the September 2022 Warrants. The expected life of the September 2022 Warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which Akari anticipates to remain at zero. Due to the nature of and inputs in the model used to assess the fair value of the warrants, it is not abnormal to experience significant fluctuations during each remeasurement period.

Research and development prepayments, accruals and related expenses

As part of the process of preparing Akari’s financial statements, Akari is required to estimate its accrued and prepaid expenses for research and development activities performed by third parties, including CROs and clinical investigators. These estimates are made as of the reporting date of the work completed over the life of the individual study in accordance with agreements established with CROs and clinical trial sites. Some CROs invoice on a monthly basis, while others invoice upon achievement of milestones and the expense is recorded as services are rendered. Akari determines the estimates of research and development activities incurred at the end of each reporting period through discussion with internal personnel and outside service providers as to the progress or stage of completion of trials or services, as of the end of each reporting period, pursuant to contracts with clinical trial centers and CROs and the agreed upon fee to be paid for such services. Akari periodically confirms the accuracy of Akari’s estimates with the service providers and make adjustments if necessary.

Valuation allowance for deferred income taxes

Akari records a valuation allowance to reduce Akari’s deferred tax assets to the amount that is more likely than not to be realized. Significant judgment is required in determining the valuation allowance. Akari considers projected future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance. If it is determined that Akari is able to realize deferred tax assets in excess of the net carrying value or to the extent Akari is unable to realize a deferred tax asset, Akari would adjust the valuation allowance in the period in which such a determination is made, with a corresponding increase or decrease to earnings.

Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

DESCRIPTION OF AKARI ORDINARY SHARES

The following description is a summary of the material terms of Akari Ordinary Shares Akari ADSs. This description also summarizes relevant provisions of English law. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of English law and Akari’s Articles of Association, a copy of which is filed as Exhibit 3.1 to this Joint Proxy Statement/Prospectus. Please refer to the Akari’s Articles of Association and the applicable provisions of English law for additional information.

General

Akari’s securities include (a) Akari Ordinary Shares, and (b) Akari ADSs. Akari Ordinary Shares are registered under the Exchange Act not for trading, but only in connection with the listing of the Akari ADSs on Nasdaq.

Akari ADSs are listed on Nasdaq under the trading symbol “AKTX.”

The following is a description of the rights of (i) the holders of Akari Ordinary Shares and (ii) Akari ADS holders. Akari Ordinary Shares underlying the outstanding Akari ADSs are held by Deutsche Bank Trust Company Americas, as depositary.

Issued Share Capital

The Akari Board is generally authorized to allot shares in Akari and to grant rights to subscribe for or to convert any security into shares in Akari up to an aggregate nominal amount of $3,500,000 until June 30, 2028, without seeking shareholder approval, subject to certain limitations.

Ordinary Shares

In accordance with Akari’s Articles of Association, the following summarizes the rights of holders of, and attaching to, Akari Ordinary Shares:

•	each holder of Akari Ordinary Shares is entitled to one vote per Akari Ordinary Share on all matters to be voted on by shareholders generally;

•	the holders of Akari Ordinary Shares shall be entitled to receive notice of, attend, speak and vote at Akari’s general meetings; and

•	holders of Akari Ordinary Shares are entitled to receive such dividends as are recommended by the directors and declared by the shareholders, to be justified by the distributable profits of Akari.

Articles of Association

A summary of certain key provisions of Akari’s Articles of Association is set out below. The summary below is not a complete copy of the terms of Akari’s Articles of Association. For further information, please refer to the full version of Akari’s Articles of Association filed as Exhibit 3.1 to this proxy statement/prospectus.

Akari’s Articles of Association contain no specific restrictions on Akari’s purpose and therefore, by virtue of section 31(1) of the Companies Act 2006, Akari’s purpose is unrestricted.

The Articles contain, among other things, provisions to the following effect:

Share Capital

Akari’s share capital currently consists of Akari Ordinary Shares. The Akari Board may, in accordance with section 551 of the Companies Act 2006, allot, grant options over, issue warrants to subscribe, offer or otherwise deal with or dispose of any shares of Akari to such persons, at such times and generally on such terms and conditions as they may determine, including issuing shares with such preferred or deferred rights as resolved by Akari in general meetings.

Voting

Holders of Akari Ordinary Shares have one vote for each Akari Ordinary Share held on all matters submitted to a vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Modification of Rights

Whenever Akari’s share capital is divided into different classes of shares, the special rights attached to any class may be varied or abrogated with the consent in writing of the holders of at least three-fourths in nominal value of that class or with the sanction of a special resolution passed at a separate meeting of the holders of that class, but not otherwise. The quorum at any such meeting is two or more persons holding, or representing by proxy, at least one-third in nominal value of the issued shares in question.

Dividends

The Akari Board may, subject to the provisions of the Companies Act 2006 and Akari’s Articles of Association, from time to time, pay to the members such interim dividends as appear to the Board to be justified by the distributable profits of Akari.

Any dividend which has remained unclaimed for a period of twelve (12) years from the date on which such dividend becomes due for payment will, if the Board so resolve, be forfeited and cease to remain owing by Akari and will from then on belong to Akari absolutely. No dividend will bear interest as against Akari.

Liquidation

If Akari is wound up, whether the liquidation is voluntary, under supervision or by the court, the liquidator may, with the authority of a special resolution, divide among the members (excluding any holding shares or treasury shares) in specie the whole or part of the assets of Akari, whether or not the assets consist of property of one kind or of different kinds. For those purposes the liquidator may set such value as he deems fair upon any one or more class or classes of property and may determine how such division will be effected as between the members or different classes of members. If any such division is carried out otherwise than in accordance with the existing rights of the members, every member will have the same right of dissent and other ancillary rights as if such resolution were a special resolution passed in accordance with Akari’s Articles of Association, Insolvency Act 1986. The liquidator may, with the same authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator, with the same authority, thinks fit and the liquidation of Akari may be closed and Akari dissolved. No member will be compelled to accept any shares in respect of which there is a liability.

Transfer of Ordinary Shares

Each shareholder may transfer all or any of his or her shares which are in certificated form by means of an instrument of transfer in any usual form or in any other form which the Akari Board may approve. The instrument must be executed by or on behalf of the transferor and (except in the case of a share which is fully paid up) by or on behalf of the transferee but need not be under seal.

Subject to applicable law, the Akari Board may, refuse to register a transfer or a certified share unless the instrument of transfer:

•	is in respect of only one class of shares;

•	is in favor of not more than four joint transferees;

•	is duly stamped (if required);

•	is in compliance with all applicable rules and regulations;

•

is lodged at the registered office of Akari or such other place as the Akari Board may decide accompanied by the certificate for the shares to which it relates (except in the case of a transfer by a recognized person to whom no certificate was issued) and such other evidence (if any) as the Akari Board may reasonably require to prove the title of the transferor and the due execution by him or her of the transfer or, if the transfer is executed by some other person on their behalf, the authority of that person to do so; and

•

The Akari Board may in its absolute discretion and without giving any reasons, refuse to register any transfer of a certificated share which is not fully paid, but this discretion may not be exercised in such a way as to prevent dealings in the shares from taking place on an open and proper basis.

Preemptive Rights

There are no rights of preemption under Akari’s Articles in respect of transfers of issued ordinary shares. In certain circumstances, Akari’s shareholders have statutory preemptive rights under the Companies Act 2006 with respect to new issuances of equity securities. These statutory preemptive rights, when applicable, would require Akari to offer new shares for allotment to existing shareholders on a pro rata basis before allotting them to other persons. In such circumstances, the procedure for the exercise of such statutory preemptive rights would be set out in the documentation by which such Akari ordinary shares would be offered to Akari shareholders. These statutory preemptive rights may be disapplied by a special resolution passed by shareholders in a general meeting in accordance with the provisions of the Companies Act 2006. However the Akari Board is generally authorized to allot equity securities for cash without triggering shareholder preemptive rights, provided that this power shall (i) be limited to the allotment of equity securities up to an aggregate nominal amount of $3,500,000; and (ii) expire (unless previously revoked or varied by Akari), on June 30, 2028.

Alteration of Share Capital

Akari may, in accordance with the Companies Act 2006, by ordinary resolution:

•	consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares;

•

subdivide its shares, or any of them, into shares of smaller nominal value subject nevertheless to the Companies Act 2006 and all other statutes and secondary legislation for the time being in force relating to companies to the extent that they apply to Akari (the “Statutes”) and reclassify them, and so that the resolution by which any share is subdivided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have any such preferred or other special rights over or may have such deferred rights or be subject to any such restrictions as compared with the others as Akari has power to attach to new shares; and

•

cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

Akari may from time to time by special resolution reduce its share capital, any redenomination reserve, capital redemption reserve or share premium account, and (if permitted by the Statutes) any other non distributable reserves in any manner authorized by the Statutes and diminish the amount of its share capital by the amount of the shares so cancelled.

Board of Directors

Appointment of Directors

Akari’s directors are categorized into three classes: Class A directors, appointed as director of Akari for a one-year term, Class B directors, appointed as director of Akari for a two-year term, and Class C directors, appointed as director of Akari for a three-year term. Unless otherwise determined by Akari in general meeting, the number of directors is not subject to a maximum but must not be fewer than three directors.

Akari may from time to time by ordinary resolution increase or reduce the number of directors and may also determine in what rotation such increased or reduced number is to go out of office. Akari may, by ordinary resolution, appoint any person to be a director, either to fill a casual vacancy or as an additional director.

The Akari Board and Akari in general meeting each have power at any time, and from time to time, to appoint any person to be a director, either to fill a casual vacancy or as an additional director, but so that the total number of directors does not at any time exceed the maximum number, if any, fixed by or in accordance with the Articles at any time. Subject to the provisions of the Statutes and of the Articles, any director so appointed by the directors holds office only until the conclusion of the next following annual general meeting and is eligible for reappointment at that meeting. Any director who retires under this regulation is not taken into account in determining the directors who are to retire by rotation at such meeting.

Each director shall retire at the next general meeting after the term of their office ends. A director retiring at a general meeting, if he or she is not re-appointed, retains office until the meeting appoints someone in their place or, if it does not do so, until the end of that meeting. The directors to retire in every year include, so far as necessary to obtain the required number, any director who wishes to retire and not to offer himself or herself for re-election. Any further directors so to retire are those who have been longest in office since their last appointment or reappointment but, as between persons who became or were last re-appointed directors on the same day, those to retire are determined by the Akari Board at the recommendation of the chairman of the Akari Board. A retiring director is eligible for re-appointment, subject as set out in Akari’s Articles of Association.

In any two year period, a majority of the directors must stand for re-election or replacement. In the event that this majority has not been met and the number of directors eligible for retirement by rotation under the provisions of the Articles are not met, any further directors so to retire are those who have been longest in office since their last appointment or re-appointment but, as between persons who became or were last re-appointed directors on the same day, those to retire are determined by the Akari Board at the recommendation of the chairman of the Akari Board. A retiring director is eligible for re-appointment, subject as set out in Akari’s Articles of Association.

Proceedings of Directors

Subject to the provisions of Akari’s Articles of Association, the Akari Board may regulate their proceedings as they deem appropriate. A director may, and the secretary at the request of a director shall, call a meeting of the directors.

No business may be transacted at any general meeting unless a quorum is present. Except as otherwise provided in Akari’s Articles of Association, two persons entitled to vote at the meeting each being a member or a proxy for a member or a representative of a corporation which is a member, duly appointed as such in accordance with the Statutes, holding in the aggregate at least one-third (33 1/3 percent) of Akari’s outstanding share capital, shall constitute a quorum. If at any time Akari only has one member, such member in person, by proxy or if a corporation by its representative, shall constitute a quorum.

Questions arising at any meeting are determined by a majority of votes. In case of an equality of votes, the chairman shall have a casting vote.

General Meetings

Akari must convene and hold annual general meetings once a year in accordance with the Companies Act 2006. Under the Companies Act 2006, an annual general meeting must be called by notice of at least 21 clear days and a general meeting must be called by notice of at least 14 clear days. The notice is exclusive of the day on which it is served, or deemed to be served, and of the day for which it is given.

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairperson of the meeting, which shall not be treated as part of the business of the meeting. Save as otherwise provided by Akari’s Articles of Association, two persons entitled to vote at the meeting each being a member or a proxy for a member or a representative of a corporation which is a member, duly appointed as such in accordance with the Statutes, holding in the aggregate at least one-third (33 1/3 percent.) of Akari’s outstanding share capital, shall constitute a quorum. If at any time Akari only has one member, such member in person, by proxy or if a corporation by its representative, shall constitute a quorum.

Borrowing Powers

Subject to Akari’s Articles of Association and the Companies Act 2006, the Akari Board may:

•

exercise all the powers of Akari to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part of it, and subject to the provisions of the Statutes, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of Akari or of any third party;

•

secure or provide for the payment of any money to be borrowed or raised by a mortgage of or charge upon all or any part of the undertaking or property of Akari, both present and future, and upon any capital remaining unpaid upon the shares of Akari whether called up or not, or by any other security;

•	confer upon any mortgagees or persons in whom any debenture or security is vested such rights and powers as they think necessary or expedient;

•

vest any property of Akari in trustees for the purpose of securing any money so borrowed or raised and confer upon the trustees, or any receiver to be appointed by them, or by any debenture holder, such rights and powers as the Akari Board may think necessary or expedient in relation to the undertaking or property of Akari or its management or realization, or the making, receiving, or enforcing of calls upon the members in respect of unpaid capital, and otherwise;

•	make and issue debentures to trustees for the purpose of further security and Akari may remunerate any such trustees;

•	give security for the payment of any money payable by Akari in same manner as for the payment of money borrowed or raised.

Capitalization of Profits

The directors may, with the authority of an ordinary resolution of Akari:

•

resolve to capitalize any undivided profits (including profits standing to the credit of any reserve) of Akari, whether or not they are available for distribution, or any sum standing to the credit of Akari’s share premium account, redenomination reserve or capital redemption reserve;

•

appropriate the profits or sum resolved to be capitalized to the members in proportion to the nominal amount of ordinary shares, whether or not fully paid, held by them respectively, and apply such profits or sum on their behalf, either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by such members respectively, or in paying up in full shares or debentures of Akari of a nominal amount equal to such profits or sum, and allot and distribute such shares or debentures credited as fully paid up, to and amongst such members, or as they may direct, in due proportion, or partly in one way and partly in the other;

•

resolve that any shares allotted under this regulation to any member in respect of a holding by him or her of any partly paid ordinary shares will, so long as such ordinary shares remain partly paid, rank for dividends only to the extent that such partly paid ordinary shares rank for dividend;

•

make such provisions by the issue of fractional certificates or by payment in cash or otherwise as the Akari Board think fit for the case of shares or debentures becoming distributable under this regulation in fractions; and

•

authorize any person to enter on behalf of all the members concerned into an agreement with Akari providing for the allotment to them respectively, credited as fully paid up, of any shares or debentures to which they may be entitled upon such capitalization and any agreement made under such authority being effective and binding on all such members.

Uncertificated Shares

Under and subject to the Uncertificated Securities Regulations 2001 (SI 2001/3755) (the “Uncertificated Securities Regulations”), the Board may permit title to shares of any class to be evidenced otherwise than by certificate and title to shares of such a class to be transferred by means of a relevant system and may make arrangements for a class of shares (if all shares of that class are in all respects identical) to become a participating class. Title to shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a participating class. The Board may also, subject to compliance with the Uncertificated Securities Regulations, determine at any time that title to any class of shares may from a date specified by the Board no longer be evidenced otherwise than by a certificate or that title to such a class shall cease to be transferred by means of any particular relevant system.

•

In relation to a class of shares which is a participating class and for so long as it remains a participating class, no provision of Akari’s Articles of Association shall apply or have effect to the extent that it is inconsistent in any respect with:

•	the holding of shares of that class in uncertificated form;

•	the transfer of title to shares of that class by means of a relevant system; or

•

any provision of the Uncertificated Securities Regulations; and, without prejudice to the generality of this article, no provision of Akari’s Articles of Association shall apply or have effect to the extent that it is in any respect inconsistent with the maintenance, keeping or entering up by the operator so long as that is permitted or required by the Uncertificated Securities Regulations, of an operator register of securities in respect of that class of shares in uncertificated form.

•

Shares of a class which is at the relevant time a participating class may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided in the Uncertificated Securities Regulations.

If, under Akari’s Articles of Association or the Statutes, Akari is entitled to sell, transfer or otherwise dispose of, forfeit, re-allot, accept the surrender of or otherwise enforce a lien over an uncertificated share, then, subject to Akari’s Articles of Association and the Statute, such entitlement shall include the right of the Board to: (i) require the holder of the uncertificated share by notice in writing to change that share from uncertificated to certificated form within such period as may be specified in the notice and keep it as a certificated share for as long as the Board requires; (ii) appoint any person to take such other steps, by instruction given by means of a relevant system or otherwise, in the name of the holder of such share as may be required to effect the transfer of such share and such steps shall be as effective as if they had been taken by the registered holder of that share; and (iii) take such other action that the Board considers appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of that share or otherwise to enforce a lien in respect of that share.

Unless the Akari Board determines otherwise, shares which a member holds in uncertificated form shall be treated as separate holdings from any shares which that member holds in certificated form but a class of shares shall not be treated as two classes simply because some shares of that class are held in certificated form and others in uncertificated form.

DESCRIPTION OF AKARI ADSs

Stock Exchange Listing

Akari ADSs have been listed on the Nasdaq Stock Market under the symbol “AKTX” since September 21, 2015.

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, registers and delivers the Akari ADSs. Each Akari ADS represents ownership of 2,000 Akari Ordinary Shares deposited with Deutsche Bank AG, London Branch with principal office at Winchester House, 1 Great Winchester Street, London EC2N 2DB, U.K., as custodian for the depositary. Each Akari ADS also represents ownership of any other securities, cash or other property, which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 1 Columbus Circle, New York, NY 10019, USA. The principal executive office of the depositary is located at 1 Columbus Circle, New York, NY 10019, USA.

The Direct Registration System (“DRS”) is a system administered by The Depository Trust Company (“DTC”) pursuant to which the depositary may register the ownership of uncertificated Akari ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the Akari ADS holders entitled thereto.

Akari does not treat Akari ADS holders as shareholders and accordingly, Akari ADS holders, do not have shareholder rights. English law governs shareholder rights. The depositary or its custodian is the holder of the ordinary shares underlying the Akari ADSs. A holder of Akari ADSs only has Akari ADS holder rights. The Deposit Agreement among Akari, the depositary and the Akari ADS holder, and the beneficial owners of Akari ADSs sets out Akari ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the Deposit Agreement and the ADSs.

Each holder of Akari ADSs may hold their Akari ADSs either (1) directly (a) by having an American Depositary Receipt (“ADR”) which is a certificate evidencing a specific number of Akari ADSs, registered in the name of the holder, or (b) by holding Akari ADSs in the DRS, or (2) indirectly through each holder’s broker or other financial institution. If one holds Akari ADSs directly, then they are an ADS holder. The description set forth herein assumes that each holder holds their Akari ADSs directly. If a holder holds the Akari ADSs indirectly, they must rely on the procedures of their broker or other financial institution to assert the rights of ADS holders described in this section. Each holder of Akari ADSs should consult with their broker or financial institution to find out what those procedures are.

The following is a summary of the material provisions of the Deposit Agreement.

Dividends and Other Distributions

The depositary has agreed to pay to Akari ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. The holder of Akari ADSs receives these distributions in proportion to the number of ordinary shares their Akari ADSs represent as of the record date (which will be as close as practicable to the record date for Akari Ordinary Shares) set by the depositary with respect to the Akari ADSs.

Cash. The depositary converts any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements into U.S. dollars if it can do so on a reasonable basis, and can transfer the U.S. dollars to the United States. If that is not possible or lawful or if any government approval is needed and cannot be obtained, the Deposit Agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. The depositary holds the foreign currency it cannot convert for the account of the ADS holders who have not been paid. The depositary does not invest the foreign currency and is not liable for any interest.

Shares. The depositary may distribute additional Akari ADSs representing any ordinary shares Akari distributes as a dividend or free distribution to the extent reasonably practicable and permissible under law. The depositary only distributes whole Akari ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional Akari ADSs, the outstanding Akari ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

Other Distributions. Subject to receipt of timely notice from Akari with the request to make any such distribution available to ADS holders, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the Deposit Agreement, the depositary will send to Akari ADS holders anything else Akari distributes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice: it may decide to sell what Akari distributed and distribute the net proceeds in the same way as it does with cash; or, it may decide to hold what Akari distributed, in which case Akari ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than Akari ADSs) to ADS holders unless it receives satisfactory evidence from Akari that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

Rights to Purchase Additional Shares. If Akari offers holders of Akari’s ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may after consultation with Akari and having received timely notice as described in the Deposit Agreement of such distribution by Akari, make these rights available to Akari ADS holders. Akari must first instruct the depositary to make such rights available to Akari ADS holders and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary allows rights that are not distributed or sold to lapse. In that case, Akari ADS holders receive no value for them. If the depositary makes rights available to Akari ADS holders, it will exercise the rights and purchase the shares on Akari ADS holders’ behalf. The depositary will then deposit the shares and deliver Akari ADSs to ADS holders. The depositary only exercises rights if Akari ADS holders pay it the exercise price and any other charges the rights require that ADS holders to pay. U.S. securities laws may restrict transfers and cancellation of the Akari ADSs represented by shares purchased upon exercise of rights. For example, ADS holders may not be able to trade these Akari ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the Akari ADSs described in this section except for changes needed to put the necessary restrictions in place.

Elective Distributions in Cash or Shares. If Akari offers holders of Akari’s ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with Akari and having received timely notice as described in the Deposit Agreement of such elective distribution by Akari, has discretion to determine to what extent such elective distribution will be made available to ADS holders. Akari must first instruct the depositary to make such elective distribution available to Akari ADS holders and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to Akari ADS holders, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the Akari ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional Akari ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to Akari ADS holders a method to receive the elective dividend in shares rather than in Akari ADSs. There can be no assurance that Akari ADS holders will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any Akari ADS holders. Akari has no obligation to register Akari ADSs, shares, rights or other securities under the Securities Act. Akari also have no obligation to take any other action to permit the distribution of Akari ADSs, shares, rights or anything else to Akari ADS holders. This means that ADS holders may not receive the distributions Akari makes on Akari’s ordinary shares or any value for them if it is illegal or impractical for Akari to make them available to Akari ADS holders.

Deposit, Withdrawal and Cancellation

The depositary will deliver Akari ADSs if an Akari ADS holder or its broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of Akari ADSs in the names the Akari ADS holder requests and will deliver the Akari ADSs to or upon the order of the person or persons entitled thereto.

ADS holders may turn in Akari ADSs at the depositary’s corporate trust office or by providing appropriate instructions to such holder’s broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the Akari ADSs to the holder or someone else designated by the ADS holder at the office of the custodian. Or, at an ADS holder’s request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

The depositary may refuse to accept for surrender Akari ADSs only in the case of (i) temporary delays caused by closing Akari’s transfer books or those of the depositary or the deposit of Akari’s ordinary shares in connection with voting at a shareholders’ meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges and (iii) compliance with any laws or governmental regulations relating to depositary receipts or to the withdrawal of deposited securities. Subject thereto, in the case of surrender of a number of Akari ADSs representing other than a whole number of Akari’s ordinary shares, the depositary will cause ownership of the appropriate whole number of Akari Ordinary Shares to be delivered in accordance with the terms of the Deposit Agreement and will, at the discretion of the depositary, either (i) issue and deliver to the person surrendering such Akari ADSs a new Akari ADS representing any remaining fractional ordinary share or (ii) sell or cause to be sold the fractional ordinary shares represented by the Akari ADSs surrendered and remit the proceeds of such sale (net of applicable fees and charges of, and expenses incurred by, the depositary and taxes and/or governmental charges) to the person surrendering the Akari ADS.

Further, an ADR may be surrendered to the depositary for the purpose of exchanging the ADR for uncertificated Akari ADSs. The depositary will cancel that ADR and will send the holder a statement confirming that they are the owner of uncertificated Akari ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated Akari ADSs requesting the exchange of uncertificated Akari ADSs for certificated Akari ADSs, the depositary will execute and deliver to the holder, an ADR evidencing those ADSs.

Voting Rights

Akari ADS holders may instruct the depositary how to vote the number of deposited shares their Akari ADSs represent. Otherwise, an Akari ADS holder can exercise their right to vote directly if the holder withdraws the ordinary shares their Akari ADSs represent. However, an Akari ADS holder may not know about the meeting enough in advance to withdraw the ordinary shares.

If Akari asks an ADS holder for their instructions and upon timely notice from Akari, as described in the Deposit Agreement, the depositary will notify the holder of the upcoming vote and arrange to deliver Akari’s voting materials to such Akari ADS holder. The materials will (1) describe the matters to be voted on and (2) explain how the ADS holder may instruct the depositary to vote the ordinary shares or other deposited securities underlying the holder’s Akari ADSs as they direct. Akari cannot assure holders of Akari ADSs that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their Akari ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that an Akari ADS holder may not be able to exercise their right to vote and they may have no recourse if the ordinary shares underlying such Akari ADSs are not voted as requested.

In order to give Akari ADS holders a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if Akari requests the depositary to act, they are required to give the depositary 30 days’ advance notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date, and the depositary will mail the Akari ADS holders a notice.

Fees and Expenses

Akari ADS holders will be required to pay the following fees to the depositary under the terms of the Deposit Agreement:

Issuance of Akari ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to $0.05 per Akari ADS issued

Cancellation of Akari ADSs, including in the case of termination of the Up to $0.05 per ADS cancelled deposit agreement	Up to $0.05 per Akari ADS cancelled

Distribution of cash dividends or other cash distributions	Up to $0.02 per Akari ADS held

Distribution of Akari ADSs pursuant to share dividends, free share distributions or exercise of rights	Up to $0.05 per Akari ADS held

Operation and maintenance costs in administering the Akari ADSs	An annual fee of $0.02 per Akari ADS held

Inspections of the relevant share register maintained by the local registrar and/or performing due diligence on the central securities depository for England and Wales	An annual fee of $0.01 per Akari ADS held (such fee to be assessed against holders of record as at the date or dates set by the depositary as it sees fit and collected at the sole discretion of the depositary by billing such holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions)

Payment of Taxes

Each Akari ADS holder is responsible for any taxes or other governmental charges payable on their Akari ADSs or on the deposited securities represented by any of their Akari ADSs. The depositary may refuse to register any transfer of such holder’s Akari ADSs or allow the holder to withdraw the deposited securities represented by their Akari ADSs until such taxes or other charges are paid. It may apply payments owed to the ADS holder or sell deposited securities represented by the holder’s Akari ADSs to pay any taxes owed and such holder will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of Akari ADSs to reflect the sale and pay to the ADS holder any net proceeds, or send to such holder any property, remaining after it has paid the taxes. Each ADS holder agrees to indemnify Akari, the depositary, the custodian and each of Akari’s and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for the Akari ADS holder.

Amendment and Termination

Akari may agree with the depositary to amend the Deposit Agreement and the ADRs without the Akari ADS holder’s consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of Akari ADS holders, it will not become effective for outstanding Akari ADSs until thirty (30) days after the depositary notifies Akari ADS holders of the amendment. At the time an amendment becomes effective, an Akari ADS holder is considered, by virtue of continuing to hold Akari ADSs, to have agreed to the amendment and to be bound by the ADRs and the deposit agreement as amended.

The depositary will terminate the Deposit Agreement if Akari asks it to do so, in which case the depositary will give notice to the Akari ADS holders at least 90 days prior to termination. The depositary may also terminate the Deposit Agreement if the depositary has told Akari that it would like to resign and Akari has not appointed a new depositary within 90 days. In such case, the depositary must notify Akari ADS holders at least 30 days before termination. After termination, the depositary and its agents will do the following under the Deposit Agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of Akari ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the Deposit Agreement, for the pro rata benefit of the ADS holders that have not surrendered their Akari ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination, Akari’s only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that Akari agreed to pay.

Limitations on Obligations and Liability

Limits on Akari’s Obligations and the Obligations of the Depositary; Limits on Liability to Holders of Akari ADSs

The Deposit Agreement expressly limits Akari’s obligations and the obligations of the depositary. It also limits Akari’s liability and the liability of the depositary. Akari and the depositary:

•	are only obligated to take the actions specifically set forth in the Deposit Agreement without gross negligence or willful misconduct;

•

are not liable if either of Akari is prevented or delayed by law or circumstances beyond Akari’s control from performing Akari’s obligations under the Deposit Agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of Akari’s memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond Akari’s control as set forth in the Deposit Agreement;

•	are not liable if either of Akari exercises, or fails to exercise, discretion permitted under the Deposit Agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreement on an Akari ADS holder’s behalf or on behalf of any other party;

•	may rely upon any documents Akari believes in good faith to be genuine and to have been signed or presented by the proper party;

•

disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of Akari ADSs, or any person believed in good faith to be competent to give such advice or information;

•

disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of Akari ADSs;

•	disclaim any liability for any indirect, special, punitive or consequential damages; and

•

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the Deposit Agreement, the failure or timeliness of any notice from Akari, the content of any information submitted to it by Akari for distribution to the ADS holders or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, or for any tax consequences that may result from ownership of Akari ADSs, ordinary shares or deposited securities. In the Deposit Agreement, Akari and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•

payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The depositary may refuse to issue and deliver Akari ADSs or register transfers of Akari ADSs generally when the register of the depositary or Akari’s transfer books are closed or at any time if the depositary or Akari thinks it is necessary or advisable to do so.

An ADS Holder’s Right to Receive the Shares Underlying such Akari ADSs

ADS holders have the right to cancel their Akari ADSs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (1) the depositary has closed its transfer books or Akari has closed Akari’s transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) Akari is paying a dividend on Akari’s ordinary shares;

•	when an ADS holder owes money to pay fees, taxes and similar charges; or

•

when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Akari ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System (“Profile”) will apply to uncertificated Akari ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated Akari ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those Akari ADSs to DTC or its nominee and to deliver those Akari ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that the depositary’s reliance on, and compliance with, instructions received by the depositary through the DRS/Profile system and in accordance with the Deposit Agreement, shall not constitute negligence or bad faith on the part of the depositary.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Akari and Peak Bio are each a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are therefore not required to provide the information under Item 305 of Regulation S-K.

BUSINESS OF PEAK BIO

SUMMARY

Peak Bio is a clinical-stage biopharmaceutical company focused on developing innovative therapeutics addressing significant unmet need in the areas of cancer, inflammatory and rare diseases. Peak Bio will continue to explore and partner with researchers, clinicians, patient advocacy groups, academic institutions, governmental agencies, and its investors to continue to expand treatment options and partnerships to meet those expectations.

In the near-term, Peak Bio will focus on its proprietary “Peak Bio R&D Discovery Toxin and ADC Platform Engine”. To achieve this, Peak Bio believes its management team are well suited to drive this strategic initiative, having combined 50 plus years of industry experience in drug development of small molecules, antibodies, and antibody-drug-conjugates, and having successfully led companies that created therapeutics in above categories during their tenures. During his career, Dr. Huh, Peak Bio’s founder and chairman has founded or co-founded companies such as pH Pharma and BridgeBio (NASDAQ: BBIO) and been a partner of McKinsey & Co (Healthcare/ Technology sector). He has held various leadership positions including Chairman at companies such as Pliant Therapeutics (NASDAQ: PLRX), CytomX Therapeutics (NASDAQ: CTMX), Geron Corporation (NASDAQ: GERN), Epizyme (NASDAQ: EPZM), Chief Executive Officer of BiPar Sciences (acquired by Sanofi) and has served on the board of directors for Facet Biotech (acquired by Abbott) and Nektar Therapeutics (NASDAQ: NKTR).

Peak Bio has determined that its lead clinical candidate, PHP-303, may move forward with external partnering/collaboration and are focused on identifying a strategic partner for this program.

Peak Bio has leveraged two decades of industry learnings in advancing novel payloads, an important area of the ADC field allowing for highly targeted treatments in cancer. In some indications, ADCs have replaced conventional chemotherapies and targeted therapies by delivering potent antibody-directed payloads selectively to their tumors, releasing payloads in the tumor environment via improved linker technology, avoiding the potential for significant off-target toxicities observed in systemic chemotherapies. These incremental improvements in cancer treatments for patients and specifically ADCs have also led to the growing commercial success of ADCs currently on the market and likely for those currently in development. A quick scan of the deal flow associated with ADCs over the past 5 years is encouraging both from their continued clinical and commercial success. Peak Bio believes it is well-positioned to take advantage of this field with novel payload platform driven ADC-based therapeutics.

Peak Bio is poised to launch off a platform of proprietary in-house technologies that differentiate Peak Bio’s ADCs from existing on-market and in-development antibody or ADC programs.

Why does Peak Bio postulate that its approach could be a very important next step in the ADC field?

•

Despite the incremental gains in patient survival owing to scientific advancements in ADC technology and/ or patient adverse effect management, there continues to be a need for novel mechanism-of-action (“MoA”) ADCs that deliver potent, yet different, antibody-directed payloads. Efficacy in subsequent lines where patients have demonstrated resistance to microtubule and topoisomerase family toxins necessitate use of ADCs with alternate MoA payloads as opposed to ADCs bearing payloads of the same class seeking out different cancer targets.

•	Secondly, Peak Bio believes that adding an immunomodulatory effect to its toxin(s) that engages its immune systems to assist in the cancer killing would contribute to a long-term tumor regression.

Based on the clinical and commercial successes of checkpoint inhibitors that activate immune cell mediated killing of tumors, Peak Bio’s programs have taken the traditional approach of an ADC and added an important immunomodulatory component. In essence, Peak Bio hypothesizes that its combination of Antibody + Linker + Peak Bio Toxin with Immune Modulation is potentially a better ‘Mousetrap.’

Peak Bio’s most advanced platform in oncology utilizes its toxin, PH-1 or Thailanstatin (a spliceosome modulator) to generate a pipeline of proprietary ADC product candidates that are differentiated from traditional ADC-based therapies so that Peak Bio may address unmet need in cancer patients. Differentiation is the first, and necessary step, towards the development of therapies serving an unmet need in patients. For e.g., the tumor may already be resistant to an approved ADC with payload A but may still respond to an investigational ADC with payload B, as the MoA is different. In that regard, PH-1 is a novel ADC payload and targets the proper splicing of introns. These mis-spliced RNAs are subjected to mRNA decay depriving cancer cells of thousands of essential proteins vital to survival and proliferation. In addition, PH-1 creates mis-spliced proteins or neoepitopes which the immune cells can target well after the initial “chemotherapy” is delivered, in essence creating a second mechanism for cancer killing.

Peak Bio’s first product candidate is an ADC targeting Trop2, which is an antigen broadly expressed in solid tumors of epithelial origin. Peak Bio’s Trop2 ADC and other undisclosed discovery-stage ADC candidates are products of its proprietary Peak Bio R&D Discovery Toxin and ADC Platform Engine, specifically the PH-1 payloads targeting RNA splicing. Peak Bio will continue to identify cancer targets that are well suited to its technology. The goal over time and with the appropriate investment, Peak Bio desires to create a series of differentiated next generation cancer therapies targeting difficult to treat cancers and contribute to increased cancer survival to the benefit of patients, care givers, Peak Bio’s potential future partners with the added benefit to its investors.

Even though Peak Bio’s PH1 platform approach has been initiated, and Peak Bio’s first ADC targeting Trop2 has been nominated, Peak Bio is still working on two additional toxins that are in early R&D to add to Peak Bio’s armamentarium of novel payloads. Peak Bio envisions the Peak Bio R&D Discovery Toxin and ADC Platform Engine of the future will conceive multiple ADCs derived from different payloads with differing and complementary MoAs.

Peak Bio’s rare disease portfolio contains a small molecule inhibitor of human Neutrophil Elastase (“NE”) that Peak Bio is developing for the potential treatment of a genetic disorder known as AATD. AATD is a life-threatening condition that results in severe debilitating symptoms, including early-onset pulmonary emphysema and liver complications. Scientific data indicate that the increased risk of lung tissue injury in AATD patients may be due to inadequately controlled NE protease activity caused by the insufficient amounts of AAT, the major antiprotease that inhibits NE activity in lungs. Peak Bio believes that by inhibiting NE, PHP-303 has the potential to reduce the destruction of lung tissue and stabilize clinical deterioration in AATD patients.

PHP-303 is a selective and reversible NE inhibitor (“NEI”) with sub-nanomolar potency against the bioactive form of NE (von Nussbaum et al., 2015, Chem Med Chem 10:1163). This 5th generation NEI asset was in-licensed from Bayer Pharmaceuticals with a demonstrated IC50 potency of 0.65 nanomolar (highly potent) for the inhibition of human NE which Bayer had tested in phase 2 as an oral once-daily regimen (low doses) to suppress NE activity in Chronic Obstructive Pulmonary Disorder (“COPD”) patients.

Peak Bio has evaluated PHP-303 at higher dose levels in phase 1 human clinical trials in both single ascending dose (“SAD”) and multiple ascending dose (“MAD”) formats and demonstrated dose-dependent pharmacokinetics, pharmacodynamics, and an acceptable safety profile. The drug has been tested in nearly 186 subjects including the most recent SAD and MAD studies with largely Grade 1 or 2 treatment-related adverse effects (“AEs”). From pharmacodynamic perspective, the NEI achieved greater than 90% inhibition at the 10 or 20 mg dose levels and achieved the recommended phase 2 dose. However, a Maximum Tolerated Dose (“MTD”) for PHP-303 was not established as the highest dose was tolerated without significant AEs (See clinical characterization of PHP-303 section below; von Nussbaum & Lee, 2015, Bioorg & Med Chem Let 25: 4370–438;4381). The pharmacokinetic profile and lack of serious AEs in Peak Bio’s phase 1 clinical studies support a phase 2 clinical evaluation of PHP-303 as an investigational therapy for the treatment of AATD in the chronic setting.

Peak Bio believes that Peak Bio and the management team are well-positioned to collaborate effectively with a potential future partner by introducing them to Peak Bio’s researchers, clinicians, patient advocacy groups, academic institutions, governmental agencies, and provide hands-on experience/ knowledge gained during the SAD and MAD clinical studies. Thus, Peak Bio can continue to address significant unmet medical need for patients with AATD, and their advocacy groups with whom it has developed relationships over the years.

At this time, Peak Bio believes that Peak Bio and shareholders are best served with finding external partnerships for its clinical stage asset PHP-303 while continuing to use its resources on advancing and expanding its ADC Toolkit of novel toxins, linkers, and the ADCs Peak Bio has in play and will likely nominate new candidates in the near term horizon.

Overview

Peak Bio is a clinical-stage biopharmaceutical company focused on commercializing innovative therapeutics that aim to improve and address significant unmet medical need for patients with cancer, inflammatory and/or rare diseases. Peak Bio will continue to explore and partner with researchers, clinicians, patient advocacy groups, academic institutions, governmental agencies, and its investors to continue to expand treatment options and partnerships to meet those expectations. Peak Bio will continue to grow its clinical and preclinical pipeline by executing its clinical plans for its existing program, ideally add new clinical assets through acquisition and through its internal oncology platform engine.

Peak Bio’s clinical stage, phase 2 ready asset, PHP-303, is being investigated for the treatment of AATD, a rare genetic disorder and exploring opportunities with PHP-303 for the treatment of ARDS. Peak Bio believes its portfolio is well diversified because its product candidates employ different mechanisms of action and target separate indications. Peak Bio intends to develop and potentially commercialize its rare disease product candidates and potentially future acquired opportunities to maximize potential future sales and marketing synergies. Peak Bio will also consider potentially seeking strategic partnerships and relationships for further potential clinical development and/or commercialization of these assets.

As part of its historical strategic business plan, Peak Bio sought and acquired a clinical stage asset that is a small molecule, a neutrophil elastase inhibitor. As stated above, Peak Bio has made the strategic decision to focus its limited resources on its oncology portfolio (proprietary ADC platform) while ensuring that Peak Bio’s clinical stage asset efforts are focused on strategic partnering initiatives. In addition to the Peak Bio senior management team’s business acumen and drug development and commercialization experiences across a multitude of therapeutic areas and technologies, Peak Bio has maintained long-standing relationships with senior executives of large pharmaceutical, smaller biotech companies, key academic institutions, and investment banks, which Peak Bio believes enhances its ability to identify and acquire additional product candidates.

Peak Bio acquired PHP-303 from Bayer through its existing executives’ professional longstanding relationships with Bayer. PHP-303 products’ data package included substantial pre-clinical, clinical, and manufacturing data sets from Bayer, a well-known, well-regarded, multinational healthcare company. Peak Bio has since completed two additional clinical studies (see clinical studies a Summary of PHP-303 Clinical Development Program table below), including SAD and MAD studies, that verify tolerability, and NE inhibition by PHP-303.

Peak Bio’s Pipeline

The following table summarizes Peak Bio’s pipeline. Peak Bio has global commercial rights to all of its product candidates.

Multiple Product Candidates and Milestones to Drive Future Value

Program
Opportunity
Discovery
Preclinical
Phase I
Phase II
Phase III
PHP-303
5th Generation Neutrophil Elastase Inhibitor
(On hold for strategic partnering)
AATD
Alpha-1 Antitrypsin Deficiency
ARDS
Acute Respiratory Distress Syndrome
PH-1
Novel ADC Platform
ADC Targeting Trop2
ADC Target Candidate Selection

Peak Bio’s portfolio consists of the following product candidates:

Antibody-drug-conjugates (ADC):

Peak Bio has leveraged two decades of industry learnings in expanding an important area of the ADC field allowing for highly targeted treatments in cancer. Despite the continued scientific advancements in the cancer field that has led to the many incremental improvements in patient cancer survival, there continues to be a need for ADCs that not only deliver antibody-directed payloads selectively to their tumors, but to also release them via improved linker technology avoiding the potential for significant off-target toxicities. Secondly, based on the success of immune checkpoint inhibitors, Peak Bio believes that adding an immunomodulatory effect to its toxin(s) that engages its immune systems to assist in the cancer killing would contribute to increased tumor regression.

These incremental improvements in cancer treatments for patients and specifically ADCs have also led to the growing commercial success of ADCs currently on the market and likely for those currently in development. A quick scan of the deal flow associated with ADCs over the past 5 years is encouraging both from their continued clinical and commercial success. Peak Bio believes Peak Bio is well-positioned to take advantage of this field with its proprietary ADC based therapeutics. Peak Bio is poised to launch its platform of proprietary in-house technologies that enable it to design ADCs that it believes potentially offers improved ADC characteristics such as a dual MoA, immune stimulation, and being refractory to multi-drug resistance (“MDR”)- related forms of resistance.

Antibody drug conjugates are an established therapeutic approach in oncology where an antibody is used to selectively deliver a potent toxin directly to tumor cells. The goal is to focus and maximize the ADC’s activity at the tumor site, sparing normal tissues and organs, resulting in a wide therapeutic index. There are four important aspects of an ADC approach/ program- 1) an antigen, a carbohydrate or protein moiety that is expressed preferentially on tumor cells, or cells in the tumor microenvironment contributing to its survival, 2) an antibody, a protein from the immunoglobulin family that is highly selective for seeking out the tumor antigen wherever tumor cells reside, 3) a toxin that is often a small molecule or a protein (also called payload or warhead) that is 10-10,000 times more potent than conventional chemotherapy, or sometimes a chemotherapy itself and 4) a linker that serves to attach the small molecule to the antibody.

Cell-surface receptor internalization and recycling is a process that is physiological to normal and cancer cells and most ADCs that complex with target antigen receptors are internalized within the cancer cells, delivering, and releasing the payload, triggering cell death. Additionally, some ADCs also may have a feature engineered into their linkers that allow the payload to be released in the tumor environment by exploiting some feature specific to a tumor, for e.g., low pH conditions, or high tumor expression of certain enzymes such as beta-glucuronidase.

ADCs have demonstrated therapeutic efficacy in clinical trials and an increasing number of ADCs are standards of care in various hematologic and solid cancers (see below). Most ADC research has primarily focused on antigen and target discovery as opposed to payload discovery where Peak Bio is making progress.

FDA-approved ADCs through 2023

ADC	Trade name	Target	Company	Indication	Approval Year
Microtubule inhibitor payload class
Brentuximab vedotin	Adcetris	CD30	Seattle Genetics, Millennium/ Takeda	relapsed HL and relapsed sALCL	2011

Trastuzumab emtansine	Kadcyla	HER2	Genentech, Roche	HER2-positive metastatic breast cancer (mBC) following treatment with trastuzumab and a Maytansinoid	2013

Polatuzumab vedotin-piiq	Polivy	CD79	Genentech, Roche	relapsed or refractory (R/R) diffuse large B-cell lymphoma (DLBCL) Previously untreated DLBCL not otherwise specified or high-grade B cell lymphoma International Prognostic Index 2 or greater	2019 2023

Enfortumab vedotin	Padcev	Nectin-4	Astellas/ Seattle Genetics	adult patients with locally advanced or metastatic urothelial cancer who have received a PD-1 or PD-L1 inhibitor, and a Pt-containing therapy EV+ pembrolizumab in locally advanced or	2019 2023

ADC	Trade name	Target	Company	Indication	Approval Year

metastatic urothelial cancer in 1st line for Pts ineligible for Pt-containing therapy

Belantamab mafodotin-blmf	Blenrep	BCMA	GlaxoSmithKline (GSK)	adult patients with relapsed or refractory multiple myeloma	2020 (Withdrawn)

Tisotumab vedotin-tftv	Tivdak	Tissue factor	Seagen Inc, Pfizer	Recurrent or metastatic cervical cancer Recurrent or metastatic cervical cancer progressed on chemotherapy	2021 2024

Disitamab vedotin	Aidixi	Her2	Remegen Biosciences/ Seagen Inc	HER2 expressing urothelial cancer	2021

Mirvetuximab soravtansine	Elahere	FR alpha	Immunogen, Abbvie

Platinum-resistant ovarian cancer

Folate receptor–alpha (FRa)-positive, platinum-resistant epithelial ovarian, fallopian tube, or primary peritoneal cancer, who have received one to three prior systemic treatment regimens

2022 2024

DNA-acting payload class

Gemtuzumab ozogamicin	Mylotarg	CD33	Pfizer/ Wyeth	relapsed acute myelogenous leukemia (AML)	2017 2000

Inotuzumab ozogamicin	Besponsa	CD22	Pfizer/ Wyeth	relapsed or refractory CD22-positive B-cell precursor acute lymphoblastic leukemia Pediatric acute lymphoblastic leukemia	2017 2024

Loncastuximab tesirine-lpyl	Zynlonta	CD19	ADC Therapeutics	Large B-cell lymphoma	2021

ADC	Trade name	Target	Company	Indication	Approval Year

Topoisomerase I inhibitor payload class

Trastuzumab deruxtecan	Enhertu	HER2	AstraZeneca/ Daiichi Sankyo	adult patients with unresectable or metastatic HER2-positive breast cancer who have received two or more prior anti-HER2 based regimens. unresectable or metastatic breast cancer patients with HER2-low lesions and NSCLC patients with HER2-mutations Her2+ solid tumors	2019 2022 2024

Sacituzumab govitecan	Trodelvy	Trop-2	Immunomedics, Gilead

adult patients with metastatic triple-negative breast cancer (mTNBC) who have received at least two prior therapies for patients with relapsed or refractory metastatic disease.

Locally advanced or metastatic urothelial cancer patients with HR+ Her2- Breast cancer who have received endocrine-based therapy and at least 2 systemic therapies in metastatic setting

2020 2021 2023

Peptide toxin class

Moxetumomab pasudotox	Lumoxiti	CD22	AstraZeneca	adults with relapsed or refractory hairy cell leukemia (HCL)	2018 (Withdrawn)

Peak Bio antibody catalog:

Peak Bio leverages its team’s deep experience and proficiency in oncology research for selecting its target antigens. If there is scientific validation from academia or industry in peer-reviewed journals or clinical validation by any form of oncology therapeutic, then these targets are given weighted preference. Here the primary focus is directed towards engineering in desired features in combination with Peak Bio’s novel payload(s). Also, Peak Bio utilizes its expertise in data mining of publicly available clinical data sets to seek out under-represented targets that may be relevant to hematologic and solid cancers.

Once short-listed, Peak Bio performs literature searches for published monoclonal antibodies that have been described to target those candidates. Using such information, Peak Bio generates a catalog of proof-of-concept (“POC”) antibodies to be used in combination with its proprietary toxins to create differentiated ADCs. Where needed, Peak Bio may also generate its own monoclonal antibodies in normal or humanized mice. To date, Peak Bio has generated over twenty POC antibodies and expressed them in monomeric IgG format in Chinese hamster ovary cells for exploratory evaluation at laboratory scale. Using processes described above and platforms such as Oncomine and Megasampler, Peak Bio has identified over 50 cancer-associated targets that Peak Bio intends to evaluate with antibody-based therapeutics.

Need for new ADC Toxin strategies:

The ADC field started with the most potent toxins- for e.g., calicheamicin (Wyeth/ Pfizer). After observing the pre-clinical and clinical toxicities of these toxin warheads, the field moved down the potency scale towards the maytansines and the auristatins- monomethyl auristatin E/ F abbreviated MMAE/ MMAF (Seattle Genetics/ SeaGen), Auristatin Au101 (Pfizer)- and towards the camptothecins (Immunogen). This is where the moderate potency payload containing ADCs achieved clinical successes with multiple different targets. Those ADC programs working with the more potent toxin warheads focused on linker stability and identifying targets with low to normal tissue expression to achieve acceptable therapeutic indices.

Of the 14 ADCs that have been approved by the FDA (including accelerated approvals), eight feature microtubule inhibitors- vedotin/ MMAE (5), mafodotin/ MMAF (1), soravtansine/ DM4 (1) and emtansine/ DM1 (1); two feature topoisomerase inhibitors- govitecan (1) and deruxtecan/ DXd (1); three feature DNA-acting payloads- ozogamicin/ calicheamicin (2) and tesirine (1); and lastly, one featuring a peptide toxin from the bacterium Pseudomonas aeruginosa- pasudotox (1).

Based on published results, even after opting for lower potency, these payloads have been linked to the following toxicities in multiple approved ADCs- MMAE (neutropenia, peripheral neuropathy and gastrointestinal), MMAF (thrombocytopenia and ocular), DM1 (thrombocytopenia, neutropenia and gastrointestinal), calicheamicin (thrombocytopenia, gastrointestinal and hepatic veno-occlusive disease) and DXd (stomatitis and interstitial lung disease).

Research and investment into novel payloads are also necessary from the viewpoint of durable efficacy and reducing the potential for resistance. Like several chemotherapies, ADC payloads such as MMAE are substrates of MDR pumps (also called ABC transporters or P-glycoprotein) and MDR-mediated resistance to ADC therapy are being highlighted in scientific publications. Finally, topoisomerase I mutations associated with resistance to camptothecin/ irinotecan family of payloads have also been identified.

The above factors limit the ability of current ADC payloads to maintain durable tumor regression and reemphasize the need for new ADC payloads in drug development. We, therefore, focused on payload research, to provide optionality for Peak Bio’s patients.

Peak Bio’s strategy was to select for a payload with nanomolar potency with sufficient cytotoxic ability and select for MoA that would include a second complementary punch to provide additional potency.

Given the clinical success of various checkpoint inhibitors, it was reasonable to hypothesize that the modulation of the innate or adaptive immune system by an ADC payload could perform this complementary, yet orthogonal function. Immune cells are nature’s defense against foreign invaders- bacteria and viruses- but fail to identify and destroy cancer cells as a) the latter are derived from self, and b) immune cells are prone to active suppression by the tumor. Peak Bio leveraged its understanding of oncology, immunology, and immuno-oncology to prioritize biologies that would have this dual activity. It is this concept that Peak Bio believes allows for a potentially more robust cancer therapeutic approach.

In theory, these dual acting payloads would have:

1.	A mechanism for inducing cell death that would be distinct from that of approved clinical ADC payloads. This could potentially give rise to ADCs with different AEs and risk profiles.

2.

A mechanism for modulating the immune system as a) the latter’s entire function is to seek and destroy cells with a target antigen, b) these cells have the inherent VDJ recombination diversity to match the evolving landscape of tumor mutations and escape, c) can affect long term durable regressions due to immune activation and memory cells that may be activated during recurrence, d) can expand the scope of therapy beyond the ADC’s target antigen by recognizing other antigens (termed epitope spreading) on the cancer cell surface, and e) potentially reduce the payload dose by not being reliant on the cytotoxic mechanism alone. As it takes at least 2 weeks to obtain an adaptive immune response, this second mechanism would follow the initial payload-induced cytotoxicity in time and kill the tumor cells that were not killed by or escaped the ADC treatment.

Multiple classes of novel ADC payloads under development

Peak Bio Toxin Class
Synthesis
in vitro
F
NO
Analog selection
Conjugation
in vivo Mouse TGI Rat toxicity
Non-Human Primate Study
Alternative splicing
1
PH1
DNA mismatch repair
5
PH5
Protein synthesis
6
PH6

PH-1 family of payloads targeting splicing:

a) Biology of splicing:

In higher organisms, eukaryotes, coding regions of the genome called exons are interrupted by noncoding sequences known as introns or “junk DNA”. Genes are expressed by a two-step process. The first step called transcription that expresses deoxyribonucleic acid (“DNA”) as an intermediate called ribonucleic acid (“RNA”). It is at this intermediate step that introns are removed to generate a mature and functional mRNA molecule. The splicing machinery, known as spliceosomes, comprises five small nuclear ribonucleoprotein particles (snRNPs) that interact with more than 200 different auxiliary and regulatory factors that work in concert to precisely remove introns and connect the coding exons end-to-end and generate the final “mature” RNA. The removal of introns from mRNA is referred to as alternative splicing (“AS”) or simply splicing. In step two, the mature RNA is translated into various functional proteins.

Over the past 15 years, the role of alternative splicing in human disease has become apparent. When the human genome project was completed, in silico analysis predicted that at least 75% of human genes underwent splicing and that 15-50% of genetic diseases were related to aberrant splicing events. With growing knowledge in the areas of algorithms that accurately predict splicing, and advances in areas of high-throughput validation of spliced protein isoforms (proteomics and immunopeptidomics), Peak Bio now knows that this percentage is even higher.

Peak Bio now knows splicing has been implicated in malignant progression of hematologic and solid tumors, enhancing development of features such as increased cell proliferation, invasion, and recruitment of tumor blood vessels. This happens in different ways:

1.

The molecular hallmark of the above features is that alternative splicing switches (AS switches) out protein variants or isoforms that function much like oncogenes in stimulating the same molecular signaling pathways as oncogenic driver mutations do. Alternatively, mutations in spliceosome component genes such as SF3B1, PH5A, and U2AF1, and genes affecting their regulation, may also drive AS switches as was detected in multiple studies across 33 different cancer types. These “hotspot” mutations in spliceosome proteins affect AS on a global scale and affect multiple signaling pathways contributing to malignant transformation. Conversely, cancers with splicing hotspot mutations also had reduced T-cell infiltration as determined by gene signatures suggesting that cancers with defective splicing may respond to immune stimulation.

2.

During oncogenic transformation of hematopoietic cancers such as AML and myelodysplastic syndrome (“MDS”), AS maintained the “stem-cell” state of healthy stem cell progenitors and changed during the malignant transition.

3.

In addition to the altered RNA processing role of splicing in cancer, other studies implicated AS and splice variants in development of drug resistance due to emergence of new variants that were not susceptible to current standards of care. Alternatively, higher intron retention was observed in chronic myelogenoitleukemia (“CML”) patients undergoing remission as opposed to healthy donors. The latter observation suggests that CML remission may be linked to a form of correction or reversal associated with splicing.

4.

Finally, mutations in SF3B1 and SRFSF1 spliceosome genes have been associated with synthetic lethality during malignant hematopoiesis. Where function of one normal copy of the gene is lost during the malignant transformation process of MDS, AML, and chronic lymphocytic leukemia (“CLL”) cancers, if the remaining functional copy is targeted by genetic deletion or its function by inhibitors, it results in defective hematopoiesis of leukemia cells.

Therefore, Peak Bio hypothesized that ADC payloads targeting splicing may have the following effects:

1.

Global effects on splicing of thousands of genes vital to the cancer cell survival and proliferation, even AS switches functioning as oncogenic drivers. Assuming fail-safe mechanisms called nonsense-mediated decay (“NMD”) functioned normally, identified, and prevented the mis-spliced RNAs from being translated into protein, this would result in global depletion of genes vital to the cancer cell and result in cell death.

2.

Depending on potency, accumulation of thousands of aberrant mis-spliced, and potentially mis-folded unnatural proteins within the cell may cause death by endoplasmic reticulum (“ER”) stress and unfolded protein response.

3.	Induce synthetic lethality in cancers containing one functional copy of spliceosome genes.

4.	Reduction in some aspect or feature of malignancy.

5.	Increased sensitivity to some standards of care and/ or targeted therapies.

6.

Finally, if a significant fraction of mis-spliced RNAs overcame NMD, the resultant proteins containing unnatural or neopeptides (also known as neoepitopes) could aid in immune recognition of cancer cells as foreign and result in their eradication.

Thus, having identified a biology for ADC payload that may simultaneously a) induce cytotoxicity by a mechanism different from conventional ADCs, and b) stimulate and activate immune cells, Peak Bio turned its focus towards spliceosome modulators.

b) Thailanstatin payloads:

In nature, bacteria and fungi are the source of many toxins.

One such bacterium Pseudomonas sp. 2663 produced a small molecule toxin termed FR901464 or Spliceostatin A. FR901464 biosynthesis by Pseudomonas sp. 2663 was performed by a cluster of genes called fr9. Screening of fr9-like gene clusters in other bacteria identified a bacterium by the name of Burkholderia thailandensis MSMB43, that produced the toxin Thailanstatin. Research groups then proceeded to purify Thailanstatins A, B and C from fermentation broth and demonstrated its cytotoxic effect on cell lines and confirmed its anti-splicing MoA.

Peak Bio focused on Thailanstatin as an ideal ADC payload with the potential to induce cytotoxicity and immune activation creating two distinct ways to enhance the killing of targeted cancer cells.

Over time, Peak Bio generated and evaluated a series of 13 non-natural Thailanstatin (“Th”) analogs through structure activity relationship (“SAR”) studies and optimized for potency and metabolic stability. These naked analogs were evaluated for potency and permeability against a panel of a dozen cell lines. Those analogs that were amenable to linker addition and suited for ADC development were given preference. Test conjugations of Th linker-toxin analogs were performed with clinical-grade Trastuzumab, purified to remove free toxin, and laboratory-grade ADC preparations were evaluated against a panel of Her2-high, Her2-low, and Her2-negative cell lines to determine baseline levels of ADC potency and specificity. Using this approach, Peak Bio made SAR-based changes in three generations, making modifications, and optimizing for potency, stability, specificity, and conjugation ability as it went along. The first Generation yielded analog 3 (“ThA3”), second Generation yielded analog 9 (“ThA9”), and the third Generation gave Peak Bio analog 13 (“ThA13”). Based on Peak Bio’s results, a derivative of ThA13 was selected as its final analog.

Unlike conventional ADC toxins where linkers and toxins are separate and modular, and one linker is applied to multiple toxins for e.g., alanine-alanine, valine-valine, valine-alanine, or valine-citrulline formats; Th—compatible linkers had to be designed and then built into the synthesis route of the toxin analog. Subsequently, the synthetic route for each toxin analog and its derivative linker toxin was determined, then optimized for better yield at each step. Unlike other ADCs, where the linker and the toxin are coupled in the last steps, Th-linker toxins were assembled during the chemosynthetic process. Furthermore, where possible, Peak Bio made both non-cleavable and cleavable versions of linkers (L) for conjugation to either lysine or cysteine amino acids.

The Thailanstatin ThA13 suite comprising the PH-1 family of validated linker-toxins (“L-Ts”) comes with a set of seven related molecules with distinct ADC features that have been extensively characterized in vitro and in vivo as Her2 ADCs:

1)	Lysine non-cleavable L-Ts ThA13L2 and ThA13L22

2)	Lysine cleavable L-Ts ThA13L91, ThA13L92 and ThA13L94

3)	Cysteine non-cleavable L-T ThA13L18

4)	Cysteine cleavable L-T ThA13L11

All above ThA13 L-Ts and ADCs derived from them are collectively referred to as the PH-1 ADC platform. Stability and performance of these L-Ts has been characterized on at least two different antibodies targeting different antigens, Her2 and Trop2, yielding similar results. After proving selectivity on target-positive (vs target-negative cells), a measure of off-target activity, Peak Bio tested their ability to shrink pre-implanted target-positive 200 mm3 sized-tumors in therapeutic mode. Of these, the lead L-T that yielded the maximum anti-tumor growth inhibition (“TGI”) in in vivo xenograft studies as a Her2 or Trop2 ADC conjugate was the non-cleavable L-T ThA13L22, later renamed PH1.

After reviewing the adverse effects associated with various non-cleavable vs cleavable ADCs for e.g., T-DM1 vs T-DXd, Peak Bio concluded that PH1 ADCs in non-cleavable format are likely to be associated with fewer serious toxicities due reduced systemic exposure of the free payload. To corroborate this viewpoint, Peak

Bio refers to the meta-analysis performed by Wynn et al (DOI: 10.1200/JCO.2022.40.16_suppl.3032 Journal of Clinical Oncology 40, no. 16_suppl (June 01, 2022) 3032-3032) of commercially available ADCs that showed that ADCs with non-cleavable linkers were associated with significantly less toxicity than those with cleavable linkers. ADCs with cleavable linkers tended to have greater instances of >Grade 3 adverse events. 47% of patients (total 1082) treated with 7 cleavable L-Ts developed AEs > grade 3 compared to 34% of patients (total 1335) treated with 2 non-cleavable L-Ts. This was significantly different (weighted risk difference -12.9%; 95% Confidence Interval ranging from -17.1% to -8.8%). There was also a significant difference favoring non-cleavable ADCs for > grade 3 neutropenia (-9.1%; 95% CI -12% to -6.2%) and > grade 3 anemia.

Peak Bio therefore decided to proceed with the non-cleavable L-T PH1 as a) its non-cleavable format was associated with better TGI conjugated to Her2 and Trop2 antibodies, b) 57% and 14% of TNBC patients treated with cleavable Trop2 ADC (“Trodelvy®”) presented with >Grade 3 hematologic and gastrointestinal AEs, respectively (Bardia et al 2019)., and c) non-cleavable ADCs were likely to be associated with less systemic exposure and toxicity.

Microtubule inhibitor payloads are known to induce immunogenic cell death and/ or induce anti-tumor immunity in combination with checkpoint inhibitors for e.g., MMAE in Adcetris® and Tivdak®, and DM1 in Kadcyla®. Therefore, Peak Bio compared PH1 with DM1 in their abilities to induce immunogenicity over and above that of vehicle control treatment.

Peak Bio performed an unbiased comparison of PH1-, DM1- and DMSO- treated human gastric cancer cells by RNA sequencing of all genes and looked for sequences that would give rise to aberrant proteins (neoepitopes). After identifying the normal and novel RNA species, Peak Bio highlighted the neoepitope-containing species that increased in response to DM1 vs DMSO and PH1 vs DMSO treatments (red dots in figure below). As expected, DM1-treated cells contained 89 more neoepitope-containing RNA species than control, proving that microtubule inhibitor payloads are indeed immunogenic. However, PH1-treated cells contained 765 neoepitope-containing species, suggesting that PH1 payload may be highly proficient at recruiting immune cells to the tumor and impacting immune-cell mediated cancer cell death. Peak Bio believes that this ability to recruit immune cells may evolve into an important future differentiator for its PH1 program and current and ensuing ADC constructs.

PH1: Novel payload with immunostimulatory and anti-drug resistance features

Backbone for a Platform of Differentiated ADCs

Changed & Increased Neoepitopes

Average expression of spliced RNA transcripts treated by

Tubulin directed payload
89
199
PH1 treated
765
660
Log2 Fold Change
Average Expression

Each mark / dot represents an alternatively spliced gene transcript
Blue marks in PH1 reflects 3-fold greater impact on global splicing
Red marks in PH1 reflect 9-fold increased numbers of mis-spliced RNAs

Reduced Drug Resistance via MDR

As PH1 is not recognized by Multi-Drug Resistance (MDR) transporters, the same

PH1
MMAE
% Live Cells
Concentration [nM]
MES
MES MDR high
MES MDRhigh+ MDR inhibitor
198X

Other ADC payloads such as MMAE can be 'pumped out' by MDR transporters resulting in 200X higher concentrations required to kill MES overexpressing MDRs

Red – MES cells
Blue – Resistant MES cells expressing high levels of MDRs
Resistance gained by increasing the number of cell surface transporters pumping payload out of the cell.
Lilac – MES with high MDR expression plus MDR inhibitor Elacridar
Inhibits MDR transporter activity so cannot pump payload out even though highly expressed. Returns activity back to baseline

When Peak Bio looked for genes that were negatively impacted and reduced in quantity (blue dots in figure above), it found 660 different RNA species were depleted in PH1-treated cells. Likely due to the combined effects of Peak Bio’s payload targeting splicing with NMD-mediated degradation, these RNAs encompassed genes fueling proliferation, growth, and malignancy, and therefore, vital to the survival of the cancer cell. This was due to PH1’s global impact on splicing and largely reflected this payload’s MoA as opposed to DM1, where the payload functions by targeting microtubules.

Peak Bio then evaluated PH1’s performance vs auristatins such as MMAE that are substrates of MDR pumps. MMAE is actively pumped out of the cancer cells, giving rise to ADC resistance. Even within the normal course of ADC administration there are concerns about increased resistance to these payloads over time and why potentially this attribute could serve as an important market differentiator.

Peak Bio evaluated PH1 and MMAE’s ability to kill MES cells with normal vs high levels of MDR. Peak Bio found that MMAE, not PH1, was recognized by these pumps, and the presence of high levels of these pumps reduced the in vitro cytotoxicity (“IC50”) of MMAE 198-fold. The presence of high levels of these pumps had no significant effect on the cytotoxic potency of PH1, as the latter were not substrates and therefore not recognized by MDRs nor pumped out of the cell. The MDR-specific inhibitor Elacridar prevented MDR pumps in MDR-high MES cells from pumping MMAE payload out of the cell, allowing its accumulation, and returning MMAE’s cell killing potency back to baseline. This finding confirmed that the loss of MMAE’s potency was specific to increase in the elevated number of MDR pumps and did not occur even in the presence of increased numbers, when Peak Bio blocked MDR’s ability to pump out the payload using Elacridar. This is important because MDR transporters are known to be implicated in the emergence of resistance against many chemotherapies, including some ADC payloads. Furthermore, if MDRs recognized PH1, it would have reduced its potency, and restricted its cytotoxicity to only targets that were highly expressed in cancer cells.

c) Properties of PH1 ADCs:

Peak Bio used the Her2-targeted antibody Trastuzumab to tease out the differentiating properties of PH1 ADCs. As trastuzumab is an FDA-approved therapeutic, both as a naked antibody and as an ADC (trastuzumab emtansine, also known as T-DM1, or Kadcyla®), with well-published pre-clinical TGI and toxicology profiles in animal models, Peak Bio decided to use clinical grade Trastuzumab for conjugation with PH1. The resulting ADC, Tras PH1, was benchmarked against Kadcyla® to determine how Peak Bio’s payload would fare relative to microtubule targeting payload DM1 on the same antibody backbone.

When conjugated at drug-to-antibody ratio (“DAR”) of 3.3, Tras PH1 ADC demonstrated cytotoxic potency in the sub-nanomolar range. The ADCs were then evaluated against pre-established Her2-high expressing tumors in athymic mice; mice that lack an intact immune system to prevent rejection of human tumors. Peak Bio then paid attention to the ADC dose that a) showed statistically significant TGI and b) shrank established 200 mm3 tumors, and it evaluated both the short- (30-day) and the long-term or durable (5 months or more) responses of the two ADCs.

The short-term TGI of both ADCs was indistinguishable in doses ranging from 1- 15 mg/kg. Both ADCs showed statistically significant tumor growth inhibition at 1 mg/kg and both ADCs shrank established 200 mm3 tumors equally at 3 mg/kg or higher doses. The results suggested that a DAR-matched ADC containing PH1 was at least as effective as DM1 in vitro and in vivo.

When Peak Bio followed the mice for extended observations, it noted that in the high-dose 15 mg/kg- treated animals, Kadcyla®-treated tumors occasionally rebounded within 3-months and Tras PH1-treated tumors rebounded in around 5 months. Tras PH1 ADC showed dose-dependent pharmacokinetics and the linker was stable in mouse circulation.

Previously, Peak Bio showed that PH1 had an increased propensity to stimulate neoepitopes due to its anti-splicing MoA. To evaluate the immunogenic potential of Peak Bio’s payload, it evaluated tumor growth inhibition in syngeneic mice with an intact immune system. Peak Bio used murine MC38 colorectal cancer cells that were genetically engineered to swap out the mouse Her2 gene with its human counterpart, so that its ADCs targeting human Her2 could be evaluated in this tumor model.

Trastuzumab PH1 ADC- Checkpoint Inhibitor Combination Therapy on Tumor Growth Inhibition:

Vehicle
0 CR
Tras PH1
2 CR
Kadcyla
0 CR
I/O drug
4 CR
Tras PH1 + I/O drug
14 CR
Kadcyla + I/O drug
8 CR
2000
1500
1000
500
400
300
200
100
0
0
30
60
90
120
150
Vehicle (n=12)
I/O drug (n=12)
Tras PH1 (n=17)
Tras PH1 +I/O drug (n=19)
Kadcyla (n=17)
Kadcyla +I/O drug (n=19)

•	3% Colon/colorectal cancer is Her2+

•	15% of Colon/ colorectal cancers have high microsatellite instability or are mismatch repair deficient, and are eligible for immunotherapy

•	Tras PH1 ADC completely regresses 74% of Her2+ colon tumors when combined with checkpoint inhibitor therapy

•	Checkpoint inhibitor alone regresses 33%

•	Kadcyla single agent and combination completely regress 0% and 42%, respectively

Arms	Median Survival	Fraction surviving (D149)
Vehicle	33 days	0.0%
I/O drug	96 days	41.7%
Tras PH1	65 days	11.8%
Tras PH1 + I/O drug	Not reached	73.7%
Kadcyla	58 days	0.0%
Kadcyla + I/O drug	149 days	42.1%

Also, 15% of colorectal cancer patients are eligible to receive checkpoint inhibitor therapy and Peak Bio selected this particular murine cell line as it is responsive to different immuno-oncology (“I/O”) therapies.

Peak Bio then evaluated a DAR-matched Tras PH1 ADC with Kadcyla®, separately and in combination with checkpoint inhibitor therapy (termed I/O drug) and compared short- and long-term responses. TGI of Tras PH1 and Kadcyla® were largely similar, except for a small proportion of complete regressions observed only in Tras PH1-treated mice. As anticipated, the tumor model responded to standard-of-care I/O drug administered as a single agent.

When administered as a combination with checkpoint inhibitor therapy, the Tras PH1 ADC induced complete regressions (“CRs”) in 14 mice whereas 5 tumors rebounded after initial shrinkage (n=19 mice per arm). As a result, 73% of Tras PH1 + I/O treated mice showed complete regressions and were still on study at 5 months and the median survival was not reached. In Kadcyla® combination arm, there were 8 CRs, and 11 tumor rebounds, and 42% of Kadcyla® + I /O treated mice were tumor-free at 5 months. The median survival of Kadcyla® combination was 149 days.

The above results support Peak Bio’s theory that immunostimulatory ADC payloads will induce longer and deeper responses due to greater immune cell engagement with tumor cells. In checkpoint blocked tumor cells, this deep response may require checkpoint alleviation. Also, the Tras PH1 combo-treated CR mice rejected a rechallenge with a fresh round of tumor cells, suggesting the presence of anti-tumor immunity. This immunity rejected MC38 cells with or without human Her2, suggesting that the immune response had spread beyond the original protein that the Her2 ADC targeted. This phenomenon of epitope spreading is characteristic of immune B and T cells that surveil many surrounding epitopes of the cancer cell and are not restricted to the target protein.

This is an advantage of immunostimulatory payloads such as PH1 that attract immune cells to the tumor. As payload delivery, and therefore cytotoxicity is directly proportional to the amount of target antigen receptors, target heterogeneity (for e.g., high-Her2 and low-Her2 expressing cells) within the same tumor is often a problem. It is likely that ADCs may not be able to deliver sufficient cytotoxic payload to kill the tumor cells with lower expression.

To solve this problem, different ADC programs have taken various approaches:

1.	Increase potency of the payload.

2.	Engineer unstable linkers that release the toxin in the tumor environment, killing both high- and low-expression cells.

3.	Engineer or identify toxins with chemical bystander activity that can kill the targeted cell, and upon release by the dead cell, kill the neighboring cells that may/ may not express the target.

All above approaches have consequences relating to off-target cell killing.

Peak Bio has focused its efforts and prefer that its payloads have inherent immunostimulatory properties that attract immune cells. Having derived from self, immune T and B cells do not have the toxicity concerns of a payload gaining access to the systemic circulation.

Peak Bio’s DAR-matched Trastuzumab ADC was then evaluated in non-human primates (“NHP”) to assess the toxicology and toxicokinetic (“TK”) properties of Tras PH1 ADC.

The MTD of Tras PH1 ADC was 20 mg/kg. Below 15 mg/kg dose, there were no Tras PH1 ADC-related clinical signs, changes in body weight, food consumption, or clinical pathology parameters (hematology, serum chemistry). Below 15 mg/kg dose, there were no test article-related organ weight changes, nor macroscopic or microscopic histology findings. At MTD, moderate elevations in liver enzymes and moderate decreases in platelets were noted; and yet both changes were completely reversed to baseline after 10 days. These changes were also noted and published for Kadcyla® at the highest non-severe toxic dose (“HNSTD”) by Poon, et al.

Remarkably at MTD with Tras PH1 ADC, histology of bone marrow smears was within normal limits and there was no evidence of neutropenia by hematology. Also, no gross lesions were observed in eyes and optic nerves (ocular toxicity) and sciatic nerves (peripheral neuropathy) of animals treated at MTD with Tras PH1 ADC.

The toxicology data suggested PH1 ADCs would also be differentiated from conventional payload ADCs by toxicology parameters, in addition to pharmacology (TGI).

These findings support differentiated features, creating a pipeline of PH1 ADCs against multiple targets using Peak Bio’s catalog of POC antibodies.

Our Approach: Generation of Novel Toxins

We Use the Following Orthogonal Mechanisms of Immune Modulation in ADCs Using Novel Toxins

Spliceosome Modulation (PH1)	***Prevent DNA mismatch repair (PH5)***	***Immune Suppression (PH6)***
Cancers carry mutations in splicing factors that function similarly to oncogenic driver mutations by affecting similar biochemical pathways	*As cancer cells divide rapidly, they tend to accumulate mutations and single-strand breaks that are repaired by DNA mismatch repair (MMR) enzymes*	*Cold tumors secrete factors that suppress the immune system and coopt immune cells. These immune cells are pro-tumor and help the cancer cells Thrive*

When targeted to cancer cells each ADC:

PH1 Targeting

- Disrupts alternative splicing
- Deprives cancer cells of essential survival and growth factors
- Causes accumulation of mis-spliced proteins inducing tumor cell death
- Accumulates neoantigens recognized by immune cells as foreign proteins
- Synergizes with checkpoint inhibitors that alleviate suppression of Immune cells

PH5 Targeting

- Inhibits DNA MMR enzymes
- Disrupts the cancer cell's ability to repair mutations
- Prevents cell division
- Induces expression of neoantigens
- Stimulates the immune system
- Synergizes with checkpoint inhibitors

PH6 Targeting

- Induces cancer cell death by activating caspases
- Induce immune suppression of coopted immune cells
- Inhibits tumor recruitment of blood vessels (angiogenesis)

PH5 payloads targeting DNA mismatch repair (“MMR”) and/ or DNA damage response (“DDR”):

Biology of MMR:

Cancer cells are associated with uncontrolled cell division. Before cells divide, they replicate their DNA to forward one chromosome copy to each daughter cell. Largely, DNA replication is a robust process controlled by enzymes with precise fidelities, low error rates, and the presence of correction mechanisms termed MMR. Due to rapid and frequent cell division, cancer cells tend to accumulate errors such as mutations, single-, and double-stranded DNA breaks, that are corrected in real time by MMR enzymes. Errors left uncorrected trigger a set of cellular responses collectively termed the DDR. The DDR engages signaling pathways that regulate the recognition of DNA damage, the recruitment of DNA repair factors, the initiation and coordination of DNA repair pathways, and transition through the cell division cycle. If the cells are at a significant survival disadvantage, DDR processes activate apoptosis and trigger cell death.

When cancer cells are treated with DNA-damaging chemotherapeutic agents for e.g., such as the DNA alkylating agent platinum, cancer cells activate DDR and MMR processes, and when the errors are significant in terms of cellular liability and cannot be repaired, they are committed to programmed cell death.

In adult cancer patients, cancer cells are likely to be actively involved in cell division compared to normal differentiated cells. Therefore, ADC payloads that target DNA DDR and/or MMR is likely to preferentially target proliferating cancer cells. If Peak Bio prevents the repair mechanisms, cancer cells are likely to be committed to cell death because of the errors they incorporate. Peak Bio may even choose to accelerate the process by combining with certain chemotherapies.

Conversely, mutations in MMR and DDR genes may provide a selective advantage to the cancer cell by not correcting the mutation that would offer a significant growth or survival advantage. MMR-deficiency (“dMMR”) is common in many colorectal, gastrointestinal, and endometrial cancers and found in lower frequency in other solid cancers of breast, prostate, bladder, and thyroid. Here, dMMR patients can have increasing numbers of microsatellite repeats, also called high microsatellite instability (“MSI-H”). Both dMMR and MSI-H are considered biomarkers and predict response to checkpoint therapy and may go hand in hand with the neoepitopes that are formed when errors in DNA go uncorrected.

It is therefore likely that an ADC payload targeting MMR/ DDR biology may have a dual punch, inducing apoptosis in targeted cells on the one hand and activating the immune system by the other. This biology is compatible with Peak Bio philosophy of generating ADC payloads with multiple, orthogonal MoAs.

Peak Bio is currently evaluating the first generation of PH5 linker-toxins against an undisclosed MMR/ DDR target. The toxin is bystander-enabled for killing the neighboring cell and may be adapted for low and heterogenous target expression. This is in addition to potential killing by immune activation via neoepitopes.

PH6 payloads targeting immune suppression:

Protein synthesis is integral to most biological functions. Even slow-growing, stem cell-like progenitors of tumor cells that divide less frequently synthesize proteins to support vital functions. DNA is transcribed into RNA and RNA is translated into protein. Theoretically, both inhibitors of transcription and translation may function as ADC payloads if one can partition them selectively to cancer cells using target-specific antibodies that can differentiate them from a normal cell. PH6 is an undisclosed payload that prevents protein synthesis at the stage of transcription.

Tumors containing an active population of immune cells capable of responding to immunogenic stimuli and killing cancer cells are referred to as immune “hot” tumors. Conversely, those tumors that have a low population of immune cells or have immune cells that are actively suppressed or co-opted into working for the tumor are referred to as immune “cold”. An extreme form of immune cold tumors called immune desert reflects tumors where immune cells are confined to the tumor periphery.

Immune cold tumors are hard to target and are typically unresponsive to immunotherapy. Checkpoint inhibitor therapy and immune stimulation approaches have largely been unsuccessful due the immune cells being suppressed or co-opted. These tumors have regulatory T cells (T-regs) that suppress T cell activation or express soluble factors that induce immune deserts. In this case, Peak Bio is testing payloads that a) induce cytotoxicity in tumor cells, and b) suppress immunosuppressive immune cells. This dual action protein synthesis inhibitor payload may potentially have a second function where tumor immunogenicity is increased by killing co-opted immune cells or suppressing function(s) of immunosuppressive cells.

Peak Bio is currently evaluating the first generation of PH6 linker-toxins against an undisclosed target and validating its second MoA. Due to the varied effects of new protein synthesis inhibition, this toxin may also prevent the formation or recruitment of new blood vessels to the tumor.

Antibody-based Platforms:

Peak Bio’s objective is to use its expertise in antibodies and its novel technologies to develop its product pipeline and discover new product candidates for the treatment of cancer and related diseases. Peak Bio’s strategy includes initiatives to:

•

Continue to identify and develop novel monoclonal antibodies (“mAbs”). Together with advances in Next-gen sequencing (“NGS”), significant technological advances in antibody generation in humanized mouse platforms and high throughput B-cell sequencing methods, thousands of potential new targets are being continuously discovered. Antibodies that bind to these targets can be generated rapidly and in a cost-effective manner. Peak Bio believes that antibodies will be one of the primary areas for therapeutic development for the foreseeable future, particularly as genomic research identifies new disease targets. Peak Bio has focused on the research and development of antibodies since its inception and have successfully identified novel antibodies with potential therapeutic applications. Peak Bio will continue to apply its expertise in antibodies and utilize its technologies to identify novel antibodies that bind to these new targets.

•

Use Peak Bio’s technologies to enhance potency of monoclonal antibody therapies. Antibodies make excellent delivery vehicles since they bind specifically to cell surface targets. Peak Bio can transform highly specific mAbs into drug candidates by improving the cancer cell killing potency of mAb-based therapeutics through Peak Bio’s ADC, antibody-PROTAC and bispecific antibody programs. Peak Bio is also actively developing additional technologies where its vision is to grow the portfolio and simultaneously de-risk current programs. Peak Bio plans to file patent applications at the appropriate time to ensure the patent life encompasses a significant development span of Peak Bio’s therapeutics. Furthermore, Peak Bio’s technology provides it with an opportunity to develop its own product candidates, but also enables it to add significant value to mAbs and targets owned by other companies, and opens up partnership opportunities, co-development strategies, and additional sources of funding.

•

Develop a broad portfolio of products. Peak Bio is developing multiple products for many potential indications simultaneously, thereby increasing its opportunities to identify successful drugs. Peak Bio’s drug candidates utilize multiple MoAs and target a variety of different receptors expressed in several types of cancer cells.

•

Acquire attractive toxins, small molecules and/ or antibodies. In addition to its own development efforts, Peak Bio will continue to identify products and technologies to in-license. Peak Bio believes that it is well positioned to continue to attract in-licensing and acquisition candidates because of its expertise in mAbs, toxins, and ADCs. Previously, Peak Bio successfully in-licensed its lead small molecule PHP-303 from Bayer. While Peak Bio expects that many new product candidates will arise from its internal research programs, it will continue to seek in-licensing opportunities to build its product candidate pipeline.

•

Establish strategic collaborations. Peak Bio intends to enter into corporate collaborations at various stages in the research and development process. Peak Bio may seek a corporate collaborator prior to initiating phase 1 clinical trials or may choose to partner some products at a later stage to increase its potential downstream participation in product sales. Peak Bio believes its collaboration strategy provides it with distinct advantages, including:

•	it builds on Peak Bio’s fundamental strength in research and discovery of innovative mAb-based products such as ADCs

•	it capitalizes on Peak Bio’s future corporate partners’ strengths in product development, manufacturing, and commercialization

•	it enables Peak Bio to develop a greater number of leads and programs than otherwise would be possible

•	it reduces Peak Bio’s financing requirements.

Summarized below is an average R&D workflow for a typical ADC program:

R&D workflow for a Peak Bio typical ADC program

1. Selection and/or identification of cancer-relevant targets.
2. Expanding the growing library of POC mAbs against the cancer-relevant targets.
3. Selection of toxin and linker-toxin combination(s) that may generate an ADC with differentiated properties.
4. Conjugation and QC of POC ADC preparations to generate laboratory scale ADC with appropriate DAR and free toxin levels.
5. Performance (IC50s) against target-positive and target-negative cells to evaluate in vitro cytotoxicity, linker stability, and therapeutic window in vitro.
6. Performance (IC50s) against normal cells such as fibroblasts.
7. Performance (IC50s) against target ^{high}, target ^{medium} and target ^{low} expressing cells in vitro.

R&D workflow for a Peak Bio typical ADC program

8. Evaluation of POC ADC to induce tumor growth inhibition (TGI) of established target ^{high} and/or target ^{medium} tumors in therapeutic mode.
9. Establish and evaluate ELISA assays to determine pharmacokinetics of antibody and ADC in circulation.
10. Go/ No-Go decision target validation point for each program. Can this program yield an ADC with differentiated properties?
11. Selection, screening, and optimization of target-specific mAbs generating a fully owned PeakBio antibody or antibodies.
12. Repeat steps 4-10 with fully owned ADC to recapitulate or improve on properties of POC ADC.
13. Expand number of target indications against 50+ cell lines, strategically chosen for target and scope of improvement on standard-of-care.

R&D workflow for a Peak Bio typical ADC program

15. Evaluate maximum tolerated dose (MTD) in NHP, histopathology of affected organs, and analysis of pharmacokinetics of antibody and ADC in circulation. For some programs, we may choose to perform this step with POC ADC to de-risk the program, prior to the antibody campaign.
16. Go/ No-Go decision- therapeutic index and safety assessment decision point for each program.
17. In vitro combination with standard-of-care therapies to identify potential synergies.
18. In vivo combination with standard-of-care therapies to identify potential synergies, combination strategies and patient stratification.
19. Evaluation of manufacturability and developability assessments of antibody.
20. Go/ No-Go decision- manufacturing decision point for each program.
21. Proceed towards development path.

Peak Bio has additional discovery research programs directed towards identifying and developing new mAb-based products and technologies to treat cancer. Peak Bio’s discovery programs are currently focused on identifying and screening cancer-relevant targets, mAbs, ADCs, antibody-PROTACs and bispecific antibody therapies.

Peak Bio’s preclinical candidates:

Trop2 PH1 ADC is a Clinically validated target: Trophoblast antigen 2 (“Trop2”) or Tumor Associated Calcium Signal Transducer 2 is a transmembrane glycoprotein that is highly expressed in many cancers over and above that of levels observed in normal healthy tissue, making this protein a prime ADC target. Trop2 levels are elevated in several solid tumor cancers (see table below). Trop2 overexpression in metastatic tissues makes it an attractive and potential therapeutic target for late-stage diseases.

Expression of Trop2 target in various cancers

Cancer	Trop2 Expression	Prognostic Significance
Anaplastic large cell lymphoma (ALCL)	No expression, implicating that its expression may not be involved in tumor growth	No

Breast	Elevated in some types; reduced in others	Yes

Cervical carcinoma	Elevated	Suggested

Colon cancer	Elevated	Yes

Colorectal carcinoma	Elevated	Yes

Endometrioid endometrial cancer (EEC)	Elevated; higher tumor grade and cervical involvement	Yes

Esophagus	Elevated	Suggested

Gastric cancer	Elevated	Yes

Glioma	Elevated	Yes

Head and neck squamous cell carcinoma	Not elevated on tumors	No

Hilar cholangiocarcinoma	Elevated	Yes

Kidney	mRNA expression is reduced	Suggested

Large intestine	mRNA expression is elevated	Suggested

Lung and non-small cell lung cancer (NSCLC)	Reduced in most lung cell lines	Yes, low Trop2 expression is significant

Chronic lymphocytic lymphoma (CLL)	Elevated	Possible

Extra nodal NK/T-cell lymphoma, nasal type (ENKTL)	Elevated	Yes

Non-Hodgkin’s lymphoma (NHL)	Elevated	Possible

Small-sized Pulmonary adenocarcinoma	Elevated	Yes

Squamous cell carcinoma of the oral cavity	Elevated	Yes

Ovarian	Elevated	Yes

Pancreatic	Elevated	Yes

Prostate	Elevated	Yes

Stomach carcinoma	Elevated	Suggested

Thyroid carcinoma	Elevated	Suggested

Urinary bladder carcinoma	Elevated	Suggested

Uterine	Elevated	Suggested

Table from Shvartsur and Bonavida (2015) doi: 10.18632/genesandcancer.40

The Trop2 ADC approach has been clinically validated and has outperformed standard-of-care in at least two cancer settings- metastatic triple negative breast cancer (“TNBC”) and in Her2-negative Hormone Receptor (“HR”)-positive breast cancer. The Trop2 ADC Trodelvy®, also known as Sacituzumab govitecan or IMMU-132, has obtained approvals in the above indications after demonstrating significant improvement in clinical efficacy. Due to the potential of targeting Trop2 in multiple cancer settings (see table above), different companies have tried to carve out their niche using the advantages/ properties of their payloads (see table below). While Datopotamab DXd and Sacituzumab Tirumotecan are currently being tested in Phase 2 clinical trial on NSCLC and Gastric cancer patients, respectively, and have proceeded to Phase 3 clinical trials, others such as BAT8003 and PF-06664178 have discontinued their Trop2 programs for different reasons. The status of the other Trop2 ADC programs is as indicated in the table below.

ADC-based Trop2 therapeutics in clinical trials

Product (alias)	Company	Description	Clinical stage
Trodelvy® (Sacituzumab govitecan/IMMU-132)	Gilead (formerly Immunomedics)	Humanized IgG1 mAb conjugated to irinotecan metabolite (SN-38) warhead via a maleimide–PEG–acid-sensitive cleavable carbonate linker	Approved for metastatic TNBC Accelerated approval for advanced urothelial cancer. Results in confirmatory Phase 3. Several combination trials ongoing (Phase 2 and 3)

Datopotamab deruxtecan (DS-1062)	Daiichi Sankyo, AstraZeneca	Humanized IgG1 mAb conjugated via a thioether bond to DNA topoisomerase I inhibitor exatecan derivative (DXd) warhead using an enzymatically cleavable tetrapeptide linker	Phase 1 ongoing (TNBC) Phase 2 ongoing (NSCLC, TNBC) Phase 3 ongoing (EGFR mut/ Non-Squamous NSCLC) BLA under review

Sacituzumab Tirumotecan (SKB264)	Klus Pharma Sichuan Kelun Pharmaceutical Research Institute Merck	Humanized IgG1 mAb conjugated to topoisomerase I inhibitor belotecan via a cleavable linker

Phase 1/2 Ongoing (unresectable/ metastatic solid tumors refractory to standard treatment- TNBC, ovarian, SCLC, NSCLC, urothelial, gastric or gastroesophageal junction (GEJ) adenocarcinoma with TROP2 expression,)

Phase 2 ongoing (NSCLC, Her2- BC)

Phase 3 ongoing (EGFR mut NSCLC)

DB-1305/ BNT325	DualityBio BioNtech	Trop2 mAb conjugated with topoisomerase inhibitor P1021	Phase 1/2 Ongoing (advanced solid tumors)

Product (alias)	Company	Description	Clinical stage
Fast track designation platinum resistant ovarian cancer

SHR-A1921	Jiangsu Hengrui Pharmaceuticals (China) Orum Therapeutics Atridia Pty Ltd.	Trop2 antibody conjugated with exatecan analog	Phase 1/2 Ongoing (Advanced solid tumors) Phase 2 Ongoing (Salivary gland)

STI-3258/ ESG401	Sorrento Therapeutics, Inc. Escugen	anti-Trop2-SN38 antibody drug conjugate	Phase 1 Ongoing (solid tumors) Phase 2 Protocol updated (R/R solid tumors)

GQ1010/ PBI-410	GeneQuantum Healthcare (China), Pyramid Biosciences	Trop2 ADC with nextgen camptothecin analog	Phase 1/2 Ongoing (Advanced solid tumors)

BL-M02D1	Sichuan Baili Pharmaceutical Co. SystImmune Inc.	Trop2 antibody conjugated with MMAE	Phase 1/2 Ongoing (NSCLC) Phase 1 Ongoing (Locally advanced GI tumor) Phase 1 Ongoing (TNBC)

FZ-AD004	Shanghai Fudan-Zhangjiang (China)	Trop2 mAb conjugated with topoisomerase inhibitor BB05	Phase 1 Ongoing (Advanced solid tumors)

F0024	Shanghai Fudan-Zhangjiang (China)	Trop2 mAb conjugated to irinotecan metabolite (SN-38)	Phase 1 Ongoing (Advanced solid tumors)

BAT8003/ BAT8008	Bio-Thera Solutions (Guangzhou, China)	Humanized IgG1 mAb with afucosylated Fc conjugated to microtubule-binding maytansine derivative batansine via a non-cleavable linker	BAT8008/ Phase 1 Ongoing (Advanced solid tumors) BAT8003/ Phase 1 Terminated

BIO-106	BioOneCure Therapeutics	mAb targeting Trop2 conjugated to unknown tubulin inhibitor payload	Phase 1/2 Ongoing (advanced cancers)

JS-108/ DAC-002	Shanghai Junshi Bioscience Co., Ltd. DAC Biotech (Hangzhou, China)	Humanized IgG1 mAb conjugated to tubulysin B analog Tub196 warhead via a 2,3-disubstituted long side chain hydrolysis-resistant linker	Phase 1 (SCLC) Phase 1 (solid tumors, Terminated)

Product (alias)	Company	Description	Clinical stage

LCB84	Ligachembio (South Korea)	2G10 mAb targeting cleaved Trop2 conjugated to MMAE	Preclinical

YH012	Biocytogen Pharmaceuticals Eucure Biopharma Co.	Bispecific ADC targeting Her2 and Trop2	Preclinical

BCG033	Biocytogen Pharmaceuticals	Bispecific ADC targeting PTK-7 and Trop2	Preclinical

PF-06664178	Pfizer	Humanized IgG1 mAb conjugated to microtubule inhibitor auristatin (Aur0101) warhead using a cleavable linker and site-specific transglutaminase	Discontinued in phase 1 for business reasons

The Trop2 ADCs under advanced development have topoisomerase I- targeting payloads such as the irinotecan active metabolite SN38 (Trodelvy®), deruxtecan (DS-1062), and belotecan (SKB264).

Members of the camptothecin family of topoisomerase inhibitors such as irinotecan/ SN38 and topotecan are substrates of the MDR family of transporters and may be pumped out of the cancer cell, giving rise to resistance. Non-transport mechanisms of resistance have also been described wherein patients under Trodelvy® therapy for 6 months had progressed due to resistance mutations in the topoisomerase I (“Top1”) gene. In a study performed at Massachusetts General Hospital, Top1 mutations such as E418K and -p.-122 frameshift rendered cancer cells refractory to topoisomerase inhibition, and Trop2 T256R mutations reducing cell surface translocation of Trop2, resulted in resistance to Trodelvy® therapy and metastasis to liver and peri-aortic lymph nodes. Since Peak Bio’s payload has a different MoA, it will not be subject to these topoisomerase-specific forms of resistance.

Furthermore, the immunostimulatory properties of the PH1 payload may induce:

1.

immune memory: Since the selection pressure resulting from sustained ADC regimen gives rise to resistance mutations in patients, in theory, the immune memory component of Peak Bio’s MoA does not necessitate the sustained dosing of Peak Bio’s ADC.

2.

epitope spreading: Since the selection pressure resulting from sustained ADC regimen may give rise to Trop2 T256R mutations impacting cell-surface Trop2 giving rise to resistance, PH1-induced epitope spreading beyond Trop2 may keep the anti-tumor response evolving to other neoepitopes and cancer-related proteins.

Properties of Peak Bio Trop2 PH1 ADC:

After evaluating the Trop2 ADCs that are currently FDA-approved or heading towards approval in clinical trials, Peak Bio investigated the potential of a differentiated Trop2 PH1 ADC with favorable resistance and immunogenicity characteristics from PH1 payload.

Peak Bio optimized a fully- humanized antibody that was selective for the human and non-human primate versions of Trop2 but did not recognize rodent forms of Trop2. While compatible with evaluation of cytotoxic potency in vitro and evaluation of anti-xenograft tumor growth inhibition in athymic mice, this meant Peak Bio had to engineer mouse cell lines with human Trop2 to test the immunostimulatory MoA in syngeneic mice models.

Since Peak Bio’s antibody did not recognize rodent Trop2, standard evaluations of body weight loss in rodent models such as mice and rats would not provide meaningful toxicology data other than to reflect uncoupling of the payload from the ADC. The NHP model would provide the relevant toxicology data.

Trop2 PH1 Antibody Drug Conjugate Shows Nanomolar Potency in Various Indications

Cell No.	Cell lines	Absolute IC50		% Inhibition at top conc.
		Trop2 PH1 (nM)	Cisplatin (µM)	Trop2 PH1 (nM)	Cisplatin (µM)
1	Pancreatic 1	1.21	15.35	88.52%	93.41%
2	Pancreatic 2	1.50	0.39	88.62%	99.98%
3	Pancreatic 3	7.52	0.70	82.82%	99.94%
4	Gastric 1	1.32	2.36	85.07%	97.52%
5	Gastric 2	4.03	10.03	88.93%	92.97%
6	Bladder 1	1.77	4.12	95.19%	99.97%
7	Bladder 2	1.97	1.29	93.54%	99.99%
8	Lung 1	1.63	3.08	90.31%	99.96%
9	Lung 2	1.88	9.00	74.29%	95.28%
10	Lung 3	3.69	4.15	63.30%	91.17%
11	Lung 4	4.65	2.36	81.52%	99.71%
12	Breast 1	7.77	7.03	83.38%	99.67%
13	Breast 2	12.30	1.52	77.55%	99.53%
14	Uterine 1	9.68	0.93	74.10%	99.96%

Even without the immunostimulatory mechanism, Peak Bio’s investigational Trop2 PH1 ADC demonstrated nanomolar cytotoxic potency against cancer cells in vitro. In a parallel arm of the same study, cisplatin, a conventional chemotherapy exhibited micromolar cytotoxic potency. Also, these studies demonstrated that the potency of Peak Bio’s Trop2 ADC was specific to the target and did not kill lung cancer cell lines that lacked Trop2. This is important to prevent off-target effects of Peak Bio’s ADC against normal cells that lack Trop2.

As previously mentioned in Peak Bio’s Thailanstatins section, PH1 belongs to the lysine non-cleavable class of payloads and was specially selected to reduce off-target effects of Peak Bio’s Trop2 ADCs. While Trop2 is elevated significantly in solid tumors, there is small yet significant Trop2 expression in normal lung epithelium, prostate, skin, tongue, and salivary glands. This may be relevant as stomatitis (inflammation of the tongue and mouth) was observed as the dose-limiting toxicity in the TROPION PanTumor01 clinical trial for DS-1062. This meant that in addition to preventing off-target effects in Peak Bio’s Trop2 PH1 ADCs, Peak Bio may have to mitigate potential on-target effects.

In PH1, Peak Bio selected a payload that potentially prevents reduced on and off-target effects by generating metabolites that are impermeable to neighboring cells. The low expression of Trop2 in normal tissue, potency range of PH1, and impermeability of generated active payload species are designed to limit the side effects of incidental Trop2 targeting with Peak Bio’s ADC. Trodelvy® and DS-1062 are both bystander-enabled to extract maximal tumor cell killing. However, the payload’s function in Trop2 PH1 ADC is to stimulate initial tumor debulking, induce neoepitopes and stimulate the immune system whereupon the immune-mediated cell-killing MoA would kick in. In addition to opting for a non-bystander payload, Peak Bio also opted for lower DAR ratio of 4 to reduce on-target toxicity to normal cells. By not opting for chemical bystander activity and by opting for lower DAR, Peak Bio introduced control elements to differentiate its ADC program from a toxicology standpoint. Heterogenous Trop2 expression in cancer tissue would be addressed by immunostimulatory and epitope-spreading features of PH1 described previously.

Further supporting Peak Bio’s hypothesis, not only did Peak Bio’s cysteine and lysine cleavable Trop2 ADC versions kill cancer cell lines non-specifically i.e., they had higher baseline activity against non-target cells, but also had lower TGI in vivo in animal models. Therefore, Peak Bio’s best strategy was to allow toxin accumulation within the target cell and have an inactive or impermeable payload species when released by lysed target cells. The active payload species of PH1 ADCs such as the Trop2 PH1 ADC would only be “cytotoxic” when internalized as an ADC by the target cancer cells, and impermeable as the active payload species to neighboring cells or other organs when in blood circulation, further reducing the potential for off-target effects. Peak Bio therefore decided to proceed with PH1 for the Trop2 ADC program and tested low DAR ADCs for TGI against human tumors in animal xenograft models.

•	Graphs -

•	X-axes reflect the drug concentrations at which treated cells were killed. Units are expressed in nanomolar.

•	Y-axes reflect percentage of cells killed in vitro with the indicated drugs.

•	Investigational drugs were-

•	A) Trop2 PH1= Peak Bio ADC targeting Trop2, using PH1 toxin

•	B) Trodelvy® = Comparator ADC targeting Trop2 approved for TNBC and Bladder cancer

•	C) Isotype PH1 = Control ADC not targeting Trop2, using PH1 toxin

•	Normal or cancer cell lines were treated in vitro with above ADCs for a period of 5 days and the percentage cell death was plotted as a function of ADC concentration

•	A vs C reflects target specificity + linker stability of Peak Bio ADC

To demonstrate target-specific killing of cancer cells, Peak Bio compared the cytotoxic potency of its Trop2 PH1 ADC with an ADC made from an isotype control mAb (not targeting Trop2) conjugated to the same PH1 L-T at a similar DAR, against gastric, pancreatic and bladder cancer cell lines. As the isotype antibody targets viral proteins and is characteristically absent on cancer cells, the wide margin between on-target and off-target killing against all above cell lines can be attributed to the stability of Peak Bio’s linker. In this context, if the linker fell apart on Trop2 PH1 and Isotype control ADCs, it would release the toxin and kill the cells whether Trop2 was present on the cells or not, and this would be observable as activity for the Isotype PH1 ADC.

As Trop2 expression is mainly observed in cells of epithelial origin, Peak Bio evaluated the cytotoxic potency of its Trop2 PH1 vs Isotype PH1 ADC and found no significant killing against normal human fibroblasts. Some cell death was observed upon confluence in all cell lines and occurred even on untreated cells.

Trodelvy® is the first-in-class Trop2 ADC with an acid-labile carbonate linker. It was included as an experimental arm in the above cytotoxicity assays and demonstrated potent in vitro activity against gastric, pancreatic and bladder cancer cell lines. Trodelvy® showed some off-target killing against normal human fibroblast cells in this setting.

To further corroborate Peak Bio’s in vitro observations, Peak Bio evaluated Trop2 PH1 ADC and Trodelvy® against the same Trop2high gastric carcinoma cell-line derived xenograft (CDx) grown as tumors in mice. For the studies to translate to a clinical setting, Trodelvy® (DAR 7.6) was administered on Day 1 and Day 8 as 10 mg/kg doses (QWx2). Trop2 PH1 ADCs at lower DARs (2 and 4) were tested only at 3 mg/kg. This was purely to evaluate the TGI from the Trop2 PHI ADC’s cytotoxic MoA alone in the absence of PH1’s immunostimulatory MoA, in xenograft tumor-bearing athymic mice lacking an immune system. The purpose of the experiment was to evaluate whether Trop2 PH1 ADC’s first MoA alone was sufficient for TGI in Trop2high expressing tumors.

When administered in therapeutic mode, against pre-established tumors of 200 mm3 size, all three ADCs induced tumor regression between 3-6 weeks. The TGIs for 10mg/kg Trodelvy®, 3mg/kg Trop2 PH1 ADC (DAR 2) and 3mg/kg Trop2 PH1 ADC (DAR 4) were 79 + 2.1%, 80.5 + 1.8%, and 87.7 + 1.0% at 21 days and 83.3 + 2.4%, 78.5 + 3.2%, and 90.3 + 1.8% at 41 days, respectively. At these times, the TGI associated with the Trop2 PH1 ADC (DAR 4) arm was significantly different from the Trop2 PH1 ADC (DAR2) and Trodelvy® arms (p<0.05) and is indicated in the table.

		At DAR4- tumor regression in 50% of treated mice over a period of ~5 months		At DAR2- Stable disease in 50% of treated mice over a period of ~5 months
Model: Nude mice bearing human gastric tumors Horizontal dotted line indicates mean tumor volume of 200 mm3 size at which treatment was initiated.	Group	TGI ± Std Err (Day 20)	p Value vs Trop2 PH1 (DAR4) (Day 20)	TGI ± Std Err (Day 41)	p Value vs Trop2 PH1 (DAR4) (Day 41)
Tumor shrinkage below this line was considered regression	Trop2 PH1 (DAR 4 )	87.7 ± 1.0		90.3 ± 1.8
Dosing regimen: Two doses in the first week	Trop2 PH1 (DAR 2 )	80.5 ± 1.8	1.40e-04	78.5 ± 3.2	1.42e-03
TR= tumor regression TGI= tumor growth inhibition	Trodelvy (DAR 7.6 )	79.0 ± 2.1	2.79e-05	83.3 ± 2.4	3.54e-02

Upon extended observation, some tumors from each arm rebounded across all treatment groups, Trodelvy® and Trop2 PH1 ADCs. Around 2 months after treatment, 80% of Trodelvy®-treated tumors rebounded, until finally, only 20% of the mice showed significant tumor regression at 5+ months. 50% of Trop2 PH1 ADC (DAR4) showed tumor regression at 5+ months and 50% of Trop2 PH1 ADC (DAR2) showed stable disease in the same time frame with their tumors failing to grow past 400 mm3.

Peak Bio concludes that Trop2 PH1 ADC has effective TGI at low DAR and dose even without PH1’s immunostimulatory MoA. Tumor cells that escape treatment tend to rebound. This is why Peak Bio had envisioned the second immunostimulatory MoA when it conceptualized PH1.

To determine whether Trop2 PH1 ADC had retained the immunostimulatory activity characterized previously on PH1 payload alone or demonstrated by Peak Bio’s POC Tras PH1 ADC, Peak Bio evaluated the combination of the DAR4 Trop2 PH1 ADC with checkpoint inhibitor therapy against a syngeneic bladder cancer (urothelial) mouse model.

First-line checkpoint inhibitor therapy is standard-of-care (“SOC”) for platinum-ineligible patients that have recurrent, resistant, or metastatic urothelial cancer. Also, Trodelvy® is approved for treatment of metastatic urothelial cancers. Therefore, Peak Bio used a urothelial model that was sensitive to checkpoint blockade and evaluated whether Trop2 PH1 ADC combination would result in an improvement upon SOC in this syngeneic mouse model.

Trop2 PH1 ADC combines with standard-of-care immunotherapy and prolongs Overall Survival in syngeneic urothelial cancer model

Superior TGI for

Improved experimental OS for

hTrop2 Bladder
Tumor Volume (mm3)
3000
2000
1000
0
0 5 10 15 20 25 30 35 40
Days
Vehicle
I/O drug 4mg/kg
Trop2 PH1 10mg/kg
Combo Trop2 PH1 + I/O drug
1CR

Kaplan Meier
Probability of Survival
100
75
50
25
0
0 20 40 60 80
Days
Vehicle
I/O drug 4mg/kg
Trop2 PH1 10mg/kg
Combo Trop2 PH1 + I/O drug

Trop2 PH1 ADC single agent TGI is comparable to SOC

Trop2 PH1 ADC single agent extends OS comparable to SOC

TGI activity against mouse bladder cancer tumor model (urothelial) expressing human Trop2 protein

In these studies, Trop2 PH1 ADC showed single agent tumor growth inhibition that was equivalent to SOC for bladder cancer. At day 14, the combination was significantly superior in terms of TGI (p=0.01) and prolonged overall survival (“OS”) (p=0.013). Therefore, like the POC Tras PH1 ADC, Peak Bio’s Trop2 PH1 ADC retained the ability to combine with checkpoint inhibitors and prolong OS.

To further de-risk Peak Bio’s program, Peak Bio performed toxicology studies in non-human primate model and determined the tolerability of its Trop2 PH1 ADC in NHP. Peak Bio evaluated its ADCs at DARs of 2 and 4 and performed a repeat-dose study wherein three ADC doses were intravenously administered every 3 weeks followed by a 3-week recovery period. For an idea of maximal cumulative effects, animals were evaluated 2 days after receiving all 3 doses. Reversibility was addressed in another set of animals that received all 3 doses but were allowed a 3-week recovery period. As Trop2 PH1 ADC was a likely candidate for pipeline nomination, histopathology was performed unilaterally for all tissues in both sets of animals.

3 x 6 mg/kg Q3W doses of both DAR2 and DAR4 Trop2 PH1 ADCs were well tolerated without clinical signs or body weight loss. In these treatment groups, a mild increase in liver enzymes and mild decrease in platelets were noted that reset to baseline within 7-10 days of administration of each dose. Histological evaluation of the bone marrow revealed no evidence of reduced cellularity (no bone marrow toxicity), although an altered myeloid: erythroid ratio was noted. The latter finding was probably due to the MoA of PH1 that induces an anti-tumor myeloid response. There were no other histologic findings below MTD.

At the >MTD of 18 mg/kg for Trop2 PH1 ADC, Peak Bio did not observe the pathologies associated with other Trop2 ADCs in the clinic- e.g., neutropenia, gastrointestinal-, oral (stomatitis)- or lung- lesions with fibrotic or cellular infiltrates indicative of ILD were characteristically absent from Peak Bio’s findings. Peak Bio’s NHP data suggests its Trop2 ADC is likely to be differentiated from a toxicology standpoint, in addition to pharmacology.

Unmet need and epidemiology

There is significant unmet need in Trop2-expressing cancers as is illustrated in the table below. Currently, the Trop2 ADC Trodelvy® has been only approved in TNBC and Her2- HR+ breast cancer and has accelerated approval in bladder cancer. Early indications in phase 2 clinical trial suggested DS-1062 improved Progression-Free Survival (PFS) in non-squamous NSCLC patients. Similarly, phase 2 data suggest SKB264 improved PFS in the Gastric cancer setting. Restricting ourselves to current indications in which Trop2 ADCs have FDA approvals (Trodelvy®) or have advanced phase 1/2 data in (DS-1062/ SKB264), the number of annual deaths worldwide and in USA alone account for 2.28 million and 117,733 patients, respectively (assuming 15% and 60-70% of all breast cancers are TNBC or Her2- HR+, respectively, and 56% of all lung cancers are Non-squamous NSCLC in the table below). Prior to Trodelvy®’s approval in 2020, these patients did not benefit from standard-of-care in these indications. Therefore, there is significant unmet need in Trop2-expressing cancers based on these three indications alone.

Since Trop2 expression is elevated in multiple solid tumors, there is untapped clinical and market potential of expanding the scope of Trop2 ADC therapies to reach a wide number of cancer indications. Peak Bio cannot predict the total number of patients current and future Trop2 ADC therapies may expand to; however, at maximum, Trop2 ADCs may have the potential to impact the lives of 13 million cancer patients annually.

New cases and deaths for Trop2-relevant cancers (worldwide and USA statistics)

	Globocan Statistics for 2020 tracking 36 cancers in 185 Countries		American cancer society Statistics for 2021 (USA only)
Cancer type	New cases	New Deaths	Estimated New cases	Estimated New Deaths
Female breast	2,261,419	684,996	281,550	43,600
Lung	2,206,771	1,796,144	235,760	131,880
Prostate	1,414,259	375,304	248,530	34,130
Stomach	1,089,103	768,793	26,560	11,180
Colon	1,148,515	576,858	104,270	52,980
Rectum	732,210	339,022	45,230	*
Cervical	604,127	341,831	14,480	4,290
Esophagus	604,100	544,076	19,260	15,530
Thyroid	586,202	43,646	44,280	2,200
Bladder	573,278	212,536	83,730	17,200
Non-Hodgkin lymphoma	544,352	259,793	81,560	20,720
Pancreas	495,773	466,003	60,430	48,220
Chronic lymphocytic leukemia	**	**	21,250	4,320
Uterine	417,367	97,370	66,570	12,940
Lip, oral cavity	377,713	177,757	54,010	10,850
Ovary	313,959	207,252	21,410	13,770
Brain, nervoitsystem***	308,102	251,329	24,530	18,600
Gallbladder	115,949	84,695	11,980	4,310
All patients across all sites	19,292,789	9,958,133	****	****
Annual patient pool that may be impacted by Trop2 therapy (maximum)	13,793,199	7,227,405	1,445,390	446,720

Globocan stats cited from Hyuna Sung et al https://doi.org/10.3322/caac.21660

Estimated new cases are based on 2003-2017 incidence data reported by the North American Association of Central Cancer Registries (NAACCR). Estimated deaths are based on 2004-2018 US mortality data, National Center for Health Statistics, Centers for Disease Control and Prevention.

*	In US stats, rectal cancer deaths are not separated from colon cancer deaths
**	In Globocan data, all leukemias are grouped together
***	Includes all brain cancers, not just gliomas
****	Data not provided

Peak Bio’s Preclinical Development Programs

Peak Bio has evaluated multiple targets for its second candidate PH1 ADC. It is currently performing target validation for an ADC2 program against target M5. Peak Bio may generate its own proprietary mAb against target M5 in humanized mice.

Peak Bio is also in the process of evaluating the first Generation of two new research-stage toxins PH5 and PH6. These platforms may need optimization and need further SAR studies requiring a second or third generation to be viable payloads for the Peak Bio pipeline.

Time and resource- permitting, Peak Bio has identified additional opportunities utilizing its teams’ expertise to expand its portfolio by developing other modalities such as bispecifics and antibody-PROTACs. These are currently in early validation stages.

PHP-303: PHP-303 is a potentially novel, oral, once daily, small molecule inhibitor of NE that Peak Bio was initially investigating for two indications, AATD and ARDS. As mentioned above, Peak Bio is strategically exploring external partnerships and opportunities to further develop the PHP-303 asset. PHP-303 (or BAY-85-8501) was licensed from Bayer, who previously conducted multiple non-clinical and clinical trials summarized below. These data support a potential clinical application of PHP-303 for treatment of patients with AATD, a genetic disorder that may result in lung or liver disease, or for ARDS. In 2021, Peak Bio received a non-dilutive preclinical grant from the Department of Defense to explore PHP-303 treatment for COVID-19- related ARDS to support advancing PHP-303 potentially in this second clinical indication.

AATD is a potentially life-threatening, rare, under/mis-diagnosed and under-treated, genetic condition caused by a lack of the antiprotease alpha-1 antitrypsin, a protein that protects the lungs from enzymatic degradation by endogenous proteases. The disease manifests as early-onset pulmonary emphysema, caused by irreversible destruction of lung tissue supporting normal gas exchange (https://www.lung.org/lung-health-diseases/lung-disease-lookup/alpha-1-antitrypsin-deficiency/learn-about-alpha-1-antitrypsin-defiency). There are an estimated 70,000-100,000 patients in the United States and 120,000 patients in Europe with severe AATD (https://www.rarediseaseadvisor.com/disease-info-pages/alpha-1-antitrypsin-deficiency-epidemiology-aatd; Torres-Duran et al. 2018, Orpha J of Rare Dis 13:114). PHP-303 is designed to selectively inhibit the neutrophil enzyme called Neutrophil Elastase or NE, which is the major protease protecting lung tissue from destruction.

The graphic below highlights potential disease areas for NEIs such as PHP-303. The unchecked imbalance of protease-antiprotease that occurs in many disease states is depicted, and in addition to AATD, it highlights ARDS as another potential disease indication for PHP-303. Peak Bio will explore PHP-303 as an investigational therapy for ARDS pending demonstration of preclinical benefit or alleviation of ARDS-related complications in preclinical models under the purview of the US Department of Defense (“DoD”) grant, or other sources of non-dilutive funding.

Antiproteases
e.g., Alpha-1 Antitrypsin
Proteases
e.g., Neutrophil Elastase
Acute Lung Injury
Alpha-1 Antitrysin Deficiency
Acute Respiratory Disease Syndrome
Bronchiectasis
Cystic Fibrosis
Chronic Obstructive Pulmonary Disease
Lung Cancer
Pulmonary Hypertension
Systemic Inflammatory Response Syndrome

ARDS is a serious lung condition characterized by acute, diffuse, inflammatory lung injury resulting from a range of predisposing etiologies (https://www.uptodate.com/contents/image?imageKey=PULM%2F58759 Gonzales et al., 2015 June 4, Austin J Vasc Med 2:1). ARDS generally progresses from a stage of damage or compromise to the “gas (air)” exchange units called alveoli to a state of lung fibrosis and scarring that happens after the body’s repair and inflammatory response kicks in. Typically, ARDS impacts 64.2- 78.9 cases/100,000 people in the US with 75% of these patients presenting with moderate to severe disease resulting in an increase in morbidity, mortality and healthcare costs. (reviewed in Diamond et al., 2021, Acute Respiratory Distress Syndrome – StatPearls—NCBI). The COVID-19 pandemic had led to an increase in the incidence of ARDS in a significant number of hospitalized COVID-19 patients (Gibson et al., 2020, Med J Aust 213:54).

Neutrophils are one of the first immune cells to be recruited to a site of an infection or tissue damage (Brinkmann et al., 2004, Science 303:1532; Potey et al., 2019, J Pathol, 247: 67; Rosales, 2018 Front Physiol, 9: article 113). Neutrophils use secreted and cell-associated proteases such as Neutrophil Elastase, NE, to help degrade connective tissue allowing neutrophils to move about freely and reach sites of infection. Neutrophils contribute to killing of pathogens by 3 mechanisms: by directly engulfing them via phagocytosis, releasing destructive proteolytic enzymes that degrade bacteria via degranulation, and by releasing Neutrophil Extracellular Traps (“NETs”). NETs are large webs containing cell-free DNA and proteases from dead/ dying and inflammatory cells that both form a physical barrier by localizing the spread of pathogens and destroy them through action of concentrated proteolytic enzymes. This process is termed NETosis. In heightened pro-inflammatory states, as occurs in patients with COVID-19- associated ARDS, neutrophils and NETosis become dysregulated (Janoff 1985, Am Rev Respir Dis, 132:417-433; Barnes et al., 2020; Pechous, 2017, Front in Cell and Infect Microbio|, 7: Article 16). By overwhelming the body’s endogenous antiprotease balance, NETosis results in further lung damage activating platelets, their coagulation, contributing to thrombosis or blood clotting in lungs.

Peak Bio believes the inhibition of NE has the potential to protect AATD and ARDS patients from further lung damage by decreasing the impact of high NE tissue concentrations that are insufficiently opposed by endogenous antiproteases. In AATD, the body is unable to produce adequate levels of AAT for sufficient inhibition of NE. In ARDS, NE production and release overwhelms endogenous antiprotease activity leading to tissue damage. Thus, both diseases are, at least in part, due to an overabundance of NE in the lung that causes damage. It is reasonable to hypothesize that a selective NE inhibitor such as PHP-303 may inhibit this excess NE and may potentially alleviate symptoms of AATD and ARDS patients. Furthermore, since NE is required for the production of NETs, an NEI may decrease the NETosis in ARDS patients potentially alleviating lung injury and/or thrombosis.

Supporting the above rationale in AATD, a comparator’s NEI demonstrated significant reduction in biomarkers desmosine/ isodesmosine and Aa -Val360. Desmosine and isodesmosine are by-products of mature elastin breakdown, proteins that crosslink mature elastin fibers in lung connective tissue and that contribute to viscoelasticity of lungs; their elevation is linked to impaired lung function. Similarly, Aa-Val360, a product that is formed when NE acts on the blood clotting factor fibrinogen and elevated levels of Aa-Val360 is correlated with COPD and emphysema. Recently desmosine/ isodesmosine and Aa-Val360 levels were accepted as surrogate biomarkers reflecting disease severity of AATD patients in the phase 2 ASTRAEUS trial, paving the regulatory path forward for future trials for NEIs (https://www.atsjournals.org/doi/abs/10.1164/ajrccm-conference.2023.207.1_MeetingAbstracts.A2844; https://www.atsjournals.org/doi/abs/10.1164/ajrccm-conference.2024.209.1_MeetingAbstracts.A1211). Currently, Peak Bio has approved Clinical Trial Applications in the UK and Ireland with all approvals necessary and may or may not need to update these protocols in light of these new developments in US regulatory pathway. Additionally, Peak Bio has a relationship with and a research agreement with the Alpha-1 Project Foundation. Peak Bio believes that patient advocacy groups will assist in patient access, and unite clinicians, thought leaders and patients for its future clinical trials.

Preclinical studies characterizing PHP-303 in models of acute lung injury and COVID-19 infection were funded by the DoD. These studies will inform the role of NE and NETosis in COVID-19 and non-COVID-19 associated ARDS.

Peak Bio’s Strategy

Identify a strategic partner to drive the future development of PHP-303 for AATD or other potential disease areas.

•

Peak Bio views PHP-303 as a phase 2 ready clinical asset for evaluation in AATD. Peak Bio believes a strategic partner could rapidly develop PHP-303 having obtained commercialization and patent rights for this product from Peak Bio.

Leverage Peak Bio’s expertise in business development to expand its pipeline of product candidates.

•

Peak Bio’s senior management team has extensive relationships with large pharmaceutical and biotechnology companies. Peak Bio intends to leverage these relationships to grow its pipeline with a future focus on rare diseases by identifying, acquiring, developing, and ultimately commercializing novel product candidates that have received significant investment from large pharmaceutical companies.

•

In the future, Peak Bio will continue to focus in a disciplined approach on acquiring product candidates with either proof-of-concept clinical data in its target indication or with clinical data in a related disease and a strong scientific rationale that supports development in its target indication to continue to build a diverse portfolio of product candidates.

Summary of PHP-303 clinical development program

Clinical Stage and Test No. (Report)	Nation (Number of organization)	Target	Test purpose	Number of subjects (Test group/ placebo group)	Administration and frequency	Test Design	Primary and secondary Endpoints	Whether Endpoints were met	Persons/ Entities that conducted trial	Number of subjects that experienced drug-related adverse event
Phase 1 BAY 85-8501 /14431	Germany (1)	Healthy Volunteers	Evaluation of safety, tolerability, pharmacokinetic, pharmacodynamic evaluation	N = 37 (27/10)	Single-dose administration	Single- center, randomized, single- blind, parallel- group, placebo-	Primary: safety and tolerability Secondary: pharmacokinetics	Yes	Bayer	7/27 treated subjects — 11 AEs; 5/10 untreated subjects –

Clinical Stage and Test No. (Report)	Nation (Number of organization)	Target	Test purpose	Number of subjects (Test group/ placebo group)	Administration and frequency	Test Design	Primary and secondary Endpoints	Whether Endpoints were met	Persons/ Entities that conducted trial	Number of subjects that experienced drug-related adverse event
						controlled, inter-group comparison, single ascending dose				6 AEs

Phase 1 BAY85-8501/ 14433	Germany (1)	Healthy Volunteers	Evaluation of safety, tolerability, pharmacokinetic properties, and relative bioavailability	N = 12 (12/0)	Single-dose administration	Single- center, randomized, open-label, single-dose, 4-fold crossover test	Primary: safety, tolerability, and pharmacokinetics No secondary endpoints	Yes	Bayer	7/12 over 48 treatment doses – 12 AEs

Phase 1 BAY85-8501 /16332	Germany (1)	Healthy Volunteers	Evaluation of safety, tolerability, and pharmacokinetic properties	N = 34 (26/8)	Single administration at day 1. A single dose once a day for 13 days from the 3rd day	Single- center, randomized, single- blind, parallel- group, placebo- controlled, inter-group comparison, repeated ascending dose	Primary: safety, tolerability, and pharmacokinetics No secondary endpoints	Yes	Bayer	7/26 treated subjects – 7 AEs; 3/8 placebo subjects - 4 AEs

Phase 1 PHP- 303-N101 (Sponsor: pH Pharma)			Safety, tolerability, maximum tolerated dose (MTD), pharmacokinetic properties Exploratory: effects on neutrophil elastase (NE) engagement	N = 48 (36/12)	Ascending dose cohorts (6 active and 2 placebos per cohort) conducted sequentially with a 2-week interval (before ascending the dose)	Single ascending dose	Primary: safety, tolerability, and maximum tolerated dose (MTD) Secondary: pharmacokinetics	Yes	pH Pharma	10/36 treated subjects – 8 AEs; 5/12 untreated subjects – 12 AEs

Phase 1 PHP- 303-N102 (Sponsor: pH Pharma)		Overweight or obese but otherwise healthy male and female subjects	Safety, tolerability, MTD, pharmacokinetic properties. Exploratory: effects on NE engagement; proof-of- mechanism as an insulin sensitizer	N = 50 (40/10)	PHP-303 Oral IR tablets of 1, 2, 5, 10, and 20 mg; cohorts of 10 subjects (8 active and 2 placebo)	Phase 1, single center, randomized, double- blind, placebo- controlled, multiple ascending- dose	Primary: safety, tolerability, and maximum tolerated dose (MTD) Secondary: pharmacokinetics	Yes	pH Pharma	14/40 treated subjects - 32 AEs; 1/10 placebo subjects - 1 AE

Clinical Stage and Test No. (Report)	Nation (Number of organization)	Target	Test purpose	Number of subjects (Test group/ placebo group)	Administration and frequency	Test Design	Primary and secondary Endpoints	Whether Endpoints were met	Persons/ Entities that conducted trial	Number of subjects that experienced drug-related adverse event

Phase 2a/ BAY85-8501/ 16359	Germany, U.K., Italy, Spain (28)	Non-cystic fibrosis bronchiectasis patients (NCBF)	Safety, efficacy evaluation	N=94 (47/47)	28 days One dose per day	Multi- national, multi- center, randomized, double- blind, parallel- group, placebo- controlled, inter-group comparison, repeated ascending dose study	Primary: safety and tolerability Secondary: Effect on pulmonary function, inflammation, and pharmacokinetics

Partially,

results of

one of the

lung

function

tests met

the

expected

criteria in

the treated

subjects

compared

with the

placebo

group,

other

endpoints

did not

meet

expected

trends

(treatment

duration

insufficient

for effect

to be

observed)

									Bayer	92 subjects analyzed for safety 11/45 treated subjects - 14 AEs; 12/47 placebo subjects - 7 AEs

PHP-303 has been studied in five phase 1 clinical trials in healthy subjects, exploring a range of doses and schedules and one phase 2 clinical trial in patients with non-cystic fibrosis bronchiectasis (“NCFB”). Please refer to the table above.

Clinical characterization of PHP-303

186 subjects have been exposed to one or more doses of PHP-303, and the data shows that PHP-303 was tolerated with no serious AEs (“SAEs”) reported. PHP-303 is rapidly absorbed in the fasted state, where median peak concentrations of drug were achieved in < 1 hour and half-life was in the range of 110 to 175 hours. Exposure pharmacokinetics appeared to increase proportionally with increasing dose to 40 mg. With multiple dosing, steady-state concentrations are reached by Day 21. Food delayed the rate of absorption of PHP-303 and therefore moderately decreased maximum serum concentration, but there was no effect on overall exposure to PHP-303. PHP-303 administered in an oral, daily schedule causes inhibition of NE, suggesting potential benefit in several NE and/or NET mediated diseases including AATD and ARDS.

PHP-303 tolerability and adverse effects

The phase 1 clinical studies were not designed to evaluate statistical significance on clinically approvable endpoints. The phase 2 clinical study results and analysis are described in (Watz et al., 2019, Pulm Pharmacol Ther, 56:86). Some 186 subjects have received one or more doses of PHP-303 in clinical studies conducted by Bayer and Peak Bio. These include 141 healthy volunteers and 45 subjects with NCFB. Doses studied range from 0.05 mg to 20 mg daily, with maximum study duration of 28 days. No SAEs have been attributed to drug administration in this program. Across all studies, 84 drug-related adverse events were reported. The most commonly reported AEs observed across clinical studies of PHP-303 include headache, nasopharyngitis, and cough. There was no apparent dose relationship to the reported adverse events and subjects who received placebo had similar frequencies and types of adverse events. Mild, sporadic, and transient elevations in liver function tests, lipase, and CPK were uncommonly observed, but these events did not appear to be drug related.

Confirmation of NE inhibitory effect of PHP-303 in vivo

In study 16332, Bayer evaluated whole blood NE activity using an ex vivo zymosan challenge assay. Zymosan is a yeast cell wall component that activates neutrophils and release of NE. Samples were collected at baseline and several time points after dosing and induced with zymosan to determine NE levels/ activation status.

PHP-303 resulted in dose and time-dependent inhibition of human NE activity. Repeated dosing at 0.3, 0.6 and 1mg dose levels achieved and exceeded 50% NE inhibition at the lowest or trough concentration (Day 14 pre-dose) at all tested dose levels. This regimen achieved 90 to 100% maximal inhibition after the last dose at the mid and high dose levels. Importantly, daily dosing of PHP-303 at doses of 0.5 mg or 1.0 mg achieved > 24-hour(s) inhibition of NE. Similar systemic inhibitions of NE activity were also observed in Bayer Phase 2a Study 16359 in NCFB patients.

Correlation of plasma NE activity with the timing of PHP-303 dosing as studied using the ex-vivo zymosan challenge assay: Maximal inhibition range as a function of dose and time.

(IC50, IC90 values based on in vitro assay)

Dose dependent inhibition of NE in sterile inflammation

Ex vivo zymosane challenge in human whole blood

first tablet
last tablet
trough @ d15
Ratio to Baseline
150
100
50
0
IC50
IC90
0d00h30m
0d01h
0d02h
0d04h
1d00h
14d00h
14d00h30m
14d01h
14d02h
14d04h
15d00h
16d00h
time
Placebo
0.3 mg
0.6 mg
1.0 mg
Placebo n=8;
Verum n=9 each
envisaged inhibition range*

Trough conc. above IC_{50} and not higher than IC_{90}

(Source: Clinical Trial Investigator Data Collection, PHP-303_16332 Clinical Test Results Report)

Drug Concentration in Blood by Dose Levels After administration of a Single Oral Dose PHP-303 in Liquid Form (Source: PHP-303-14431 Clinical Test Result Report: PHP-303 Data Package _Page 45)

Peak Bio (pH Pharma) Conducted Phase 1 Clinical Trials with PHP-303

To better characterize and improve the chances for future clinical success, Peak Bio, (pH Pharma) tested elevated drug levels in follow-up Phase 1trials at single ascending doses and multiple ascending doses, after acquiring the asset from Bayer. The studies reconfirmed that PHP-303 was tolerated with mainly Grade 1 AEs reported in either study. In both studies, dose proportional PK exposure was observed. Dose-dependent NE inhibition was greatest in the 10 and 20 mg cohorts and steady state was achieved between 11 and 18 days in the MAD study.

Phase 1: Single Ascending Dose Trial (SAD)

PHP-303-N101 Cohort 1 (1 mg)
PHP-303-N101 Cohort 2 (2 mg)
PHP-303-N101 Cohort 3 (5 mg)
PHP-303-N101 Cohort 4 (10 mg)
PHP-303-N101 Cohort 5 (20 mg)
PHP-303-N101 Cohort 6 (40 mg)
Concentration of PHP-303 (ng/mL)
60
40
20
0
0
6
12
18
24
30
36
42
48
120
312
480
648
816
Time (h)

P1B ASCENDING DOSE STUDY IN HEALTHY SUBJECTS

Cohorts/Doses	1, 2, 5, 10, 20, 40 mg, Placebo
Cohort Size	6 (drug) + 2 (placebo)
Dosing Duration	Single dose
Endpoints	Safety and PK
Study Period	3Q18-4Q18

•	PHP-303 was tolerated; no severe AEs reported

•	Dose proportional pharmacokinetic (“PK”) properties

•	Phase 1 clinical trial results & PK profile supported a MAD study in overweight and obese healthy volunteers

Phase 1: Multiple Ascending Dose Trial in overweight Obese Subjects (MAD)

1 mg QD (n=8)
2 mg QD (n=8)
5 mg QD (n=8)
10 mg QD (n=8)
20 mg QD (n=8)
Concentration of PHP-303 (ng/mL)
100
10
1
0.1
0
168
336
504
672
840
1008
1176
1344
Time (h)

P1B MULTIPLE ASCENDING DOSE STUDY IN OVERWEIGHT/OBESE SUBJECTS

Cohorts/Doses	1, 2, 5, 10, 20 mg, Placebo
Cohort Size	8 (drug) + 2 (placebo)
Dosing Duration	28 days of dosing + 28 days of follow-up
Endpoints	Safety and PK, PD measurements • NE Activity • Plasma neutrophil elastase activity after zymosan challenge
Study Period	3Q18-4Q18

•	PHP-303 was tolerated at doses up to 20 mg QD for 28 days in healthy overweight/obese subjects;

•	Majority of AEs were mild (Grade 1); no dose limiting toxicities were observed;

•	Proportional dose-dependent PKs;

•	Steady state was achieved between 11 and 18 days;

•	Dose-dependent inhibition of NE activity;

•	Maximum inhibition was observed at doses of 10-20 mg QD;

Pharmacodynamic correlation of PHP-303- treated Healthy/ Obese patients with Inhibition of Neutrophil Elastase Activity

As expected, elevated dose levels of the NE inhibitor were correlated with lower NE Activity. Sustained, dose-dependent suppression of NE activity was observed and appeared to be more complete at doses >5mg. The

10-20 mg dose levels may be tested in future Phase 2 trials as these MAD cohorts demonstrated greater than 90% NE inhibition over a 24-hour period. Since PHP-303 induced NE blockade was associated with rapid onset < 2-4 hours, the drug was tolerated with largely low-grade adverse events, the results suggest that PHP-303 may be suitable for long-term therapy in a chronic disease setting such as AATD.

Phase 1: Multiple Ascending Dose Trial in overweight Obese Subjects (MAD) — Neutrophil Elastase Activity

Daily dosing for 28 days
NE activity (% of baseline)
mean (SD)
Day of dosing (days)
150
100
50
0
0
14
28
42
56
PBO
1 mg
2 mg
5 mg
10 mg
20 mg

Peak Bio Clinical Trial/Program Status

While Peak Bio is currently planning on partnering this program, it still has approved Clinical Trial Applications in both UK and Ireland for planned Phase 2 trials in AATD patients. Any future/ potential strategic partners may need to have additional conversations with above regulatory agencies in lieu of the accepted biomarkers by the FDA. The specific gene mutation responsible for AATD disease is mainly found in individuals of Scandinavian origin, thus Peak Bio was considering Western Europe and North America for commercialization. While Peak has not filed applications for clinical trials in the US or Canada, it is maintaining an active IND with the FDA and maintaining approved CTAs in UK/ Ireland for its patients with unmet medical need and to facilitate its future partners. Given the affected population, the future clinical development and commercialization of PHP-303 is likely to be regulated by agencies such as the MHRA in the UK, the EMA for countries in the European Union/ EU, the FDA in the US and/or other national authorities such as Health Canada.

In addition to being able to launch off a platform of approved CTAs and INDs, Peak Bio believes that AATD is a rare disease and may be recognized with an Orphan Drug Designation by US FDA and by the EU. If a future partner is able to obtain FDA approval, PHP-303 may be eligible for benefits of an Orphan Drug Designation that are potentially afforded to developing this program in AATD.

Ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on Peak Bio’s business by impacting its ability to partner this clinical stage asset. Changes in regulations, statutes, or the interpretation of existing regulations governing the regulatory clearance or approval, country specific healthcare cost-containment initiatives, manufacture, and marketing of regulated products, or the pricing, coverage and reimbursement, thereof could impact eventual market approvals, uptake/acceptance/sales of a given product in the future.

Manufacturers and their facilities are required to comply with extensive FDA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. Upon transfer of SOPs and CTAs to potential future partners they will be responsible for and required to maintain all aspects of regulatory compliance including but not limited to quality assurance, manufacturing, risk evaluation and mitigation strategies, submissions of safety and other post-marketing information and reports and registration. The FDA may impose consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. The above factors may impact Peak Bio’s revenue from any future out-licensing of PHP-303.

To balance the above risk(s), “Orphan drug” status is highly sought after as it adds a 7–10-year exclusivity period for drug sales and profitability. It does not help that an Orphan drug and rare disease populations are defined differently in different countries. Under the Orphan Drug Act of 1983, the FDA may designate a product candidate as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as having a patient population of fewer than 200,000 individuals in the US, or a patient population greater than 200,000 in the US where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the US. To obtain orphan designation in the European Economic Area, or EEA, the product must fulfill certain challenging criteria. Under Article 3 of Regulation (EC) 141/2000, a medicinal product may be designated as an orphan medicinal product if it meets the following criteria: (1) such product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either the prevalence of such condition must not be more than five in 10,000 persons in the EU when the application is made, or without the benefits derived from orphan status, it must be unlikely that the marketing of the medicine would generate sufficient return in the EU to justify the investment needed for its development; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU or if such a method exists, the product will be of significant benefit to those affected by the condition, as defined in Regulation (EC) 847/2000.

Additionally, Peak Bio’s future out-licensing revenue may also be impacted even the partner receives a US, MHRA and/or EMA orphan drug designation, Peak Bio may not be able to realize the benefits of such designation, including potential marketing exclusivity of Peak Bio’s product candidates, if approved. Regulatory agencies are in no obligation to grant orphan drug designation to Peak Bio’s product candidates even if product candidates of other companies have been granted the same for the treatment of AATD. Generally, if a product candidate with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or foreign regulatory authorities from approving another marketing application for a product that constitutes a similar medicinal product treating the same indication for that marketing exclusivity period, except in limited circumstances. The applicable period is seven years in the United States and ten years in the EEA. The ten-year period of market exclusivity in the EEA can be extended by a further two years if the product qualifies for a pediatric extension but can be reduced to a period of six years if the orphan designation criteria are no-longer met after the fifth year. Even if orphan drug exclusivity was obtained for a product candidate, that exclusivity may not effectively protect the product candidate from competition because different drugs can be approved for the same condition in the US or EEA. Even after an orphan drug is approved, the FDA or EMA may subsequently approve another drug for the same condition if the FDA or EMA, as applicable, concludes that the latter drug is not a similar medicinal product or is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

Accordingly, Peak Bio’s future revenues could be harmed by a variety of factors, including: economic weakness, including inflation, or political instability in varying economies and markets; differing regulatory requirements for drug approvals in non- EU countries; differing jurisdictions could present different issues for securing, maintaining, or obtaining freedom to operate for Peak Bio’s intellectual property in such jurisdictions; such jurisdictions; potentially reduced protection for intellectual property rights; difficulties in compliance with non-US laws and regulations; changes in non-U.S. regulations and customs, tariffs, and trade barriers; changes in non-U.S. currency exchange rates of the USD and currency controls; changes in a specific country’s or region’s political or economic environment, trade protection measures, import or export licensing requirements or other restrictive actions by the USA or non-U.S. governments; differing reimbursement regimes and price controls in certain non-U.S. markets; negative consequences from changes in tax laws; compliance with tax, employment, immigration, and labor laws for employees living or traveling outside of the USA; business interruptions resulting from geo-political actions, including war and terrorism, health epidemics and other widespread outbreaks of contagious disease, or natural disasters, including earthquakes, typhoons, hurricanes, floods, and fires; and business interruptions resulting from the COVID-19 pandemic or any other similar pandemic.

PHP-303 for the Treatment of AATD

Overview

For reasons discussed above, Peak Bio had initially focused on AATD as the therapeutic area for PHP-303. PHP-303 is a novel, selective, oral, once-daily, small molecule that is designed to inhibit the bioactive form of NE. Scientific data indicated that the increased risk of lung tissue injury in AATD patients may be due to inadequately controlled NE caused by insufficient AAT. Peak Bio hypothesized that by inhibiting NE, PHP-303 may have the potential to reduce the destruction of lung tissue and stabilize clinical (lung) deterioration in AATD patients.

Background of Alpha-1-Antitrypsin Deficiency: AATD is a rare genetic disease that results in quantitative and/or qualitative defects in the AAT protein (https://www.lung.org/lung-health-diseases/lung-disease-lookup/alpha-1-antitrypsin-deficiency). Individuals can be characterized by the genotype of the SERPINA1 gene. In general, single nucleotide polymorphisms give rise to gene variants resulting in AAT proteins with single amino acid alterations. Each SERPINA1 allele from each parent contributes 50 percent to the serum AAT protein level (autosomal codominant), and therefore the presence of a normal allele alleviates or mitigates the symptoms of the mutant SERPINA1 allele (autosomal recessive). Most severely affected AATD patients include individuals where both parents contributed (homozygous for) the Z allele (PI*ZZ), the null allele, or the F (PI*FF) allele. These individuals experience emphysema at young age of onset with risk dramatically increased by exposure to cigarette smoke or occupational exposures. Patients with PI*ZZ genotype are also at a high risk of liver cirrhosis, due to abnormal intracellular protein folding of mutant AAT resulting in damage to liver cells. The F allele results in a functionally abnormal protein without anti-protease activity, although AAT levels are normal. Non-smoker heterozygotes (PI*MZ or PI*SZ genotypes) experience a lower risk of lung disease, though risk increases in smokers.

There are estimated to be 70,000 to 100,000 individuals with AATD in the US. Worldwide, more than 3 million people are at risk of severe deficiency of AAT (https://www.rarediseaseadvisor.com/disease-info-pages/alpha-1-antitrypsin-deficiency-epidemiology-aatd). Like smoking-related COPD, AATD patients present clinically with dyspnea, cough, sputum production and wheezing. Lung function testing reveals fixed airflow obstruction and reduced diffusing capacity. Two distinct features of AATD are younger age of onset and a particular pattern of emphysema on lung imaging. The presentation of emphysema in a non-smoker or an individual with a family history of liver disease is also suggestive. Laboratory diagnosis of AATD has also advanced: current approaches favor simultaneous testing of the serum AAT level and targeted genotyping for the most common variants. Prognosis of AATD patients is variable, with liver dysfunction accounting for mortality in most patients less than 40 years old. Longitudinal studies demonstrate progressive loss of lung function in older individuals, with annual rates of FEV1 decline of 44 -110 ml/year in non-smokers and much higher rates among smokers with AATD. Mortality rates increased dramatically as FEV1 fell below 35% predicted levels.

In addition to smoking abstinence or cessation, supportive treatments for AATD include those traditionally provided for COPD care such as nutritional support, pulmonary rehabilitation, prophylactic vaccines and supplemental oxygen. Guidelines support the administration of bronchodilators and corticosteroids. Replacement therapy for AAT is used for individuals with low serum levels of AAT and airflow obstruction. Pooled human AAT is administered by weekly infusion and is associated with adverse events and vein collapse necessitating a central line with long-term weekly intravenous infusions and include such products as Prolastin, Aralast, Zemaira, Trypsone, Alfalastin, Glassia, and Respreeza. These agents have been approved in the United States and Europe based on biochemical efficacy or demonstration of increased plasma levels of AAT. The 2015 RAPID trial demonstrated that replacement therapy reduced the rate of decline of lung density assessed by High- Resolution CT imaging, suggesting likely clinical benefit. This effect was sustained for a four-year treatment period (Chapman et al., 2015, Lancet 386:360). Lung transplantation is an option for selected subjects with advanced emphysema. Experimental therapies in development for AATD include NEI, (such as PHP-303), RNA interference agents, AAT correctors and gene therapy. None of these experimental approaches has yet demonstrated compelling clinical benefit nor gained regulatory approval.

Peak Bio’s Approach

Peak Bio’s product candidate for treating AATD is PHP-303, a selective and reversible NE inhibitor (NEI) with sub-nanomolar potency against the bioactive form of NE (von Nussbaum et al., 2015, Chem Med Chem 10:1163). Like other NEI, PHP-303 has the potential to reduce the enzymatic destruction of lung tissue in these patients. pH Pharma (now Peak Bio Co., Ltd.) have a relationship with and a research agreement with the Alpha-1 Project Foundation, a for-profit organization that advocates for treatments of AATD to enhance the lives of patients with this disease. Peak Bio believes that patient advocacy groups such as Alpha-1 Project will assist in patient access, and unite clinicians, thought leaders and patients for Peak Bio’s strategic partner’s future clinical trials. The convenient once-daily, oral dosing of PHP-303 could provide a significant advantage compared to the current treatments for AATD which are surgery and/or weekly intravenous AAT augmentation therapy.

Approved Phase 2 AATD Clinical Trial Design in Ireland/UK

pH Pharma, now Peak Bio Co., Ltd., has contracted a principal investigator at the Royal College of Surgeons in Ireland and a principal investigator at the University of Birmingham to conduct the Phase 2 AATD trial in Ireland and UK, each of whom have numerous publications and experience in the area of AATD clinical trials (For e.g., European Respiratory Journal 2019 53: 1900138; DOI: 10.1183/13993003.00138-2019). Data from this trial will inform the design of a pivotal trial with registrational intent.

Clinical Trial Applications are approved for a randomized, double-blinded placebo-controlled trial with AATD patients (PHP-303-A201 protocol). Primary endpoints include evaluation of safety for two PHP-303 dose levels over a 3-month once daily oral administration period. Secondary endpoints include pharmacodynamic readouts such as inhibition of NE activity in sputum and plasma, and surrogate biomarkers or predictors of efficacy such as evaluation of lung function, frequency and degree of disease progression, COPD assessment test, and St. George’s respiratory questionnaire.

As stated previously, Peak Bio is planning on partnering this program, Peak Bio is maintaining the above approved CTAs in both UK and Ireland for planned Phase 2 trials for the benefit of AATD patients. Any future/potential strategic partners may need to have additional conversations with above regulatory agencies in lieu of the accepted biomarkers by the US FDA and use the approved CTAs/ INDs as a platform to launch a Phase 2 clinical trial.

Material Agreements

The Bayer Agreement

In March 2017, Peak Bio entered into an Assignment, License, Development and Commercialization Agreement with Bayer (the “Bayer Agreement”) in regard to the assignment by Bayer to Peak Bio of Bayer’s patents covering the neutrophil elastase inhibitor compound BAY-85-8501 (referred throughout as PHP-303) and a license by Bayer to Peak Bio of Bayer’s know-how for the development, manufacture and commercialization of the compound.

Under the Bayer Acquisition Agreement, Peak Bio is committed to pay certain development and regulatory milestones up to an aggregate amount of $23,500,000 and high single digit royalties based on the sale of products developed based on the licensed compound. Royalties will be payable on a licensed product-by-licensed product and country-by-country basis until the later of ten years after the first commercial sale of such licensed product in such country and expiration of the last patent covering such licensed product in such country that would be sufficient to prevent generic entry.

The Bayer Agreement is terminable by either party for material breach by the other party or in the event of bankruptcy or insolvency of the other party, in each case, subject to an opportunity to cure of 90 and 60 days respectively. The Bayer Agreement is also terminable by Peak Bio at any time for convenience or in the event of Company safety concerns.

Alpha-1 Project Research Agreement

On June 28, 2019, the Alpha-1 Project, Inc. (“TAP”) entered into a sponsored Research Agreement with pH Pharma Co, Ltd, (now referred to as Peak Bio Co., Ltd). TAP is a for-profit entity focused on identifying, funding, providing expertise and accelerating diagnostic and therapeutic interventions for patients with the rare disease AATD. Peak Bio Co., Ltd. has entered an agreement with TAP, pursuant to which $100,000 was provided by TAP towards research, and, Peak Bio Co., Ltd. issued TAP 4,800 shares of its common stock at the share price at that time. The funding is for the sole purpose of the clinical trial activities, investigating a potential role for PHP-303 in the treatment of AATD, where, Peak Bio Co., Ltd. is solely responsible for the management, conduct, oversight of the research plan and the generation of a final report/ results. TAP has the right to participate in any future external grant funding activities of Peak Bio Co., Ltd. and TAP may elect to participate in such funding on a “most favored nations” basis. Peak Bio and TAP formed a “steering committee” to oversee the funded activities during the term of the agreement and to act as a forum for TAP to provide reasonable comments and input on the scientific progress of the research.

TAP and Peak Bio Co., Ltd. have rights to publish data within the scope that does not compromise Peak Bio’s confidential information or proprietary know-how or trade secrets or that does not compromise securing patent protection of any inventions arising from the research plan. In addition, Peak Bio Co., Ltd. is required to acknowledge the support of TAP in any future publications from the research. Peak Bio Co., Ltd. will own all arising data and intellectual property arising from the research plan, and accordingly, TAP hereby assigned to Peak Bio Co., Ltd. (and shall cooperate with Peak Bio Co., Ltd. to execute assignment documents as necessary to perfect the assignment to Peak Bio Co., Ltd.) of any and all such intellectual property rights arising out of the research plan. TAP will acquire no ownership interest or other rights or licenses of any kind whatsoever in any intellectual property, data or results or any patents or patent applications or know-how arising out of the research plan.

TAP will be entitled to receive milestone payments as a percentage of total funding, with such payments due if, as and when the following events occur, during the development and commercialization of any product derived from the research plan. Milestone payments in aggregate will not exceed 350% of any money funded by TAP to Peak Bio for regulatory approval, achievement of first commercial sale and after cumulative net sales considerations. To date, the amount of the funded research proceeds provided to Peak Bio Co., Ltd. by TAP is $100,000 that would be subject to this payment calculation.

Department of Defense (DoD) grant for the evaluation of PHP-303 in Covid-19- related ARDS

In January 2021, Peak Bio entered into an agreement with the U.S. DoD to perform “Preclinical Studies of PHP-303, a Neutrophil Elastase Inhibitor to Treat Severe COVID-19 Associated Acute Respiratory Distress Syndrome and Lung Injury”. Peak Bio has been awarded up to $3,954,626 in expense reimbursement for preclinical studies to obtain pharmacokinetic data with PHP-303, and to determine if PHP-303 can inhibit NETosis and/or oppose the damaging effects of the large amounts of NE released into tissue during this biological process. And, if PHP-303 does inhibit NETosis, would this inhibition translate to improved outcomes in animal models of acute lung injury including a COVID-19 model.

Peak Bio owns all study data generated under the DoD Agreement, whether generated by it or the DoD, and the DoD will have no ownership interest in any inventions resulting from the agreement. Accordingly, any therapeutic or prototype developed under the agreement will be owned by Peak Bio. Under the DoD agreement, Peak Bio is required to use commercially reasonable efforts to complete specified research activities for the prototype project based on the estimated cost for such prototype. In connection with the DoD Agreement, Peak Bio is eligible to receive up to $3,954,626 in the aggregate from DoD, subject to continued compliance with the terms of the DoD agreement and future pricing strategy. Peak Bio is not obligated to pay any royalties or other future consideration under this agreement. The DoD agreement was extended to expire March 31, 2023, but has been temporarily placed on hold pending reprioritization of Peak Bio’s pipeline and strategic objectives and hiring of staff. The DoD has the right to terminate the agreement in its entirety for convenience or in whole or in part for Peak Bio’s material breach of the agreement.

The following statements are required to accompany any public release of information pertaining to the agreement:

a)	“The U.S. Army Medical Research Acquisition Activity, 820 Chandler Street, Fort Detrick MD 21702-5014 is the awarding and administering acquisition office.”

b)

“This work was supported by the Assistant Secretary of Defense for Health Affairs, through the Peer Reviewed Medical Research Program under Award No. W81XWH2110042. Opinions, interpretations, conclusions and recommendations are those of the author and are not necessarily endorsed by the Department of Defense.”

c)	“In conducting research using animals, the investigator(s) adheres to the laws of the United States and regulations of the Department of Agriculture.”

d)	“In the conduct of research utilizing recombinant DNA, the investigator adhered to NIH Guidelines for research involving recombinant DNA molecules.”

e)	“In the conduct of research involving hazardous organisms or toxins, the investigator adhered to the CDC-NIH Guide for Biosafety in Microbiological and Biomedical Laboratories.”

Manufacturing

Peak Bio has been using raw materials and finished products supplied directly from Bayer in Germany, which has the highest level of CMC (manufacturing/quality) technology among global pharmaceutical companies and have used them to supply Peak Bio’s preclinical and initial clinical trials. For Peak Bio’s finished products, Peak Bio have transferred the technology to Catalent, the largest contract producer in the United States, for manufacture, allowing for the establishment of a very stable and efficient partnership for the supply of clinical investigational drugs and the development of commercial products.

PHP-303 Clinical Reagent Manufacturer		Although PHP-303 is currently in early clinical development stage, Peak Bio licensed the technology after Bayer had already achieved kilogram (kg) scale synthesis at high-purity, so late-stage clinical supply is possible with the current methods. The finished product has also been developed with a stable formulation, so PHP-303’s CMC process development has been completed from adding of high-capacity tablets to large-scale commercial production.
Division	Performer
Production of drug substance	Proton Pharma Solutions Ltd.
Production of finished drug	Sherpa Clinical Packaging
QC	Catalent

Peak Bio does not own or operate facilities for the manufacturing of its product candidates, nor does Peak Bio have plans to develop its own manufacturing operations in the foreseeable future. Peak Bio had entered into manufacturing agreements with a number of drug substance, drug product, and other manufacturers and suppliers for PHP-303, and it intended to enter into additional manufacturing agreements as necessary. Following Peak Bio’s license of PHP-303, it acquired certain clinical trial materials from Bayer. Peak Bio’s manufacturing contacts, KOLs, SOPs, supplies of drug substances and drug products are available for any future partner should they choose to avail of this platform to accelerate their entry into phase 2 clinical trial. Future partners are free to continue with Peak Bio’s manufacturers and suppliers, Peak Bio’s CMC lots of PHP-303, or internalize and/or partner as they see fit with other contract manufacturers and generate new lots of PHP-303 for future trials. For this reason, Peak Bio has not yet entered into any contractual relationships for the manufacture of commercial supplies of PHP-303 to offer strategic options for a future partner.

Commercialization, Sales, and Marketing

Peak Bio does not have its own marketing, sales, or distribution capabilities.

Competition AATD

Peak Bio competes directly with other biopharmaceutical and pharmaceutical companies that focus on the treatment of AATD or ARDS. Peak Bio may also face competition from academic research institutions, governmental agencies, and other various public and private research institutions. Peak Bio expects to face increasingly intense competition as new technologies become available. Any product candidates, including PHP-303 that Peak Bio successfully develops and commercializes will compete with existing therapies and new therapies that may become available in the future.

Currently, approved alpha1-proteinase inhibitors that are administered intravenously during AAT augmentation therapy may be considered PHP-303’s closest potential competitor in the treatment of AATD. Currently, there are four inhibitors on the market in the United States: Grifols’s Prolastin-C, Shire’s Aralast, CSL’s Zemaira and Kamada’s Glassia. Kamada is also investigating an inhaled version of augmentation therapy and Apic Bio and Adverum are in the early stages of developing gene-therapy approaches for AATD. Santhera has in-licensed an inhaled NEI and is planning a multiple ascending dose study, with the initial indication targeted being cystic fibrosis.

Another investigational NEI, Alvelestat (MPH-966) developed through a partnership of Mereo Biopharma with AstraZeneca, was investigated as a phase 2 clinical trial in patients with severe AATD-associated emphysema. The double-blind, placebo-controlled “ASTRAEUS” study evaluated two different doses of alvelestat (high or low [120mg] dose) administered twice daily, versus placebo, over a 12-week period. As mentioned previously, three primary biomarker endpoints linked to AATD-related lung disease progression were also evaluated in this trial. On May 9, 2022, Mereo announced positive top-line efficacy and safety results from this trial showing that at the high dose, alvelestat demonstrated statistically significant changes versus placebo in all three primary biomarker endpoints that included ~90% inhibition of NE at the high undisclosed dose (https://www.atsjournals.org/doi/abs/10.1164/ajrccm-conference.2023.207.1_MeetingAbstracts.A2844; https://www.atsjournals.org/doi/abs/10.1164/ajrccm-conference.2024.209.1_MeetingAbstracts.A1211). As biomarkers desmosine/ isodesmosine and Aa-Val360 levels were accepted as surrogate biomarkers reflecting disease severity of AATD patients in the phase 2 ASTRAEUS trial, this paves the regulatory path for future trials for NEIs. It is Peak Bio’s belief these Mereo data support target and pathway engagement in AATD patients by a NEI at clinically available doses. To the extent these are class effects, these data also potentially de-risks the Peak Bio PHP-303 AATD program.

As discussed previously, PHP-303 has demonstrated greater than 90% NE inhibition at doses of 5mg, 10mg and 20mg as a once daily oral administration. Additionally, PHP-303 appears to inhibit the bioactive form of NE. This will be explored more in-depth as Peak Bio progresses the program forward.

Intellectual Property:

IP Summary:

Intellectual Property Portfolio

•  Novel Toxins– direct US and PCT application filed on September 19, 2018. Expires 2038.

•  Issued in US, China, Israel and Mexico. PCT completed. Pending in 11 jurisdictions

•  US ADC composition of matter, pharmaceutical composition & use in cancer therapy

•  2 additional Divisionals with composition of matter claims for Toxin + Linkers granted in US

•  Pending international applications based on PCT/US2018/051721

•  Applications pending in Australia, Brazil, Canada, EPO, Hong Kong, India, Japan, New

•  Zealand, Singapore, & South Africa

•  New PCT patent filed claiming priority to 2 additional Provisionals filed in April 2023.

•  Trop2 antibody with 3rd Gen Diastereomer toxin and novel linkers, composition of matter claims

•  Process patent for large scale synthesis for 3rd Gen Linker-toxin (CMC)

•  4 patent families issued in 22, 8, 9, and 9 jurisdictions

•  Patents owned by Peak Bio have coverage through 2028, 2029, 2029 and 2030, respectively

•  Composition of matter has some previous use claims that will expire in 2029

•  Issued (key jurisdictions)- Canada, Germany, EPO, Spain, France, UK, Italy, US

•  2 patent families issued in 1 and 0 countries. Pending in 5 (NASH), and 8 (AATD) countries, respectively

•  Use of an NEI in Genetic Disease AATD; Provisional filed on August 23, 2019

•  PCT pending – filed on August 21, 2020

•  Use of an NEI in Liver Disease NASH

•  US Patent expiration on April 22, 2039

•  Patent pending in Australia, China, EPO, Hong Kong and Korea

Oncology Platform PH-1 & PHP-303 Patent Status

Programs	Type	PCT	Global		Total
			applied	granted
PHP-303	material 1	1	1	22	23
	material 2	1	0	8	8
	material 3	1	0	9	9
	material 4	1	0	9	9
	crystalline form	1	3	9	12
	use NASH	1	5	1	6
	use AATD	1 (filed)	8	0	8
PH-1 ADC	material PH-1	1	11	4	15
	material PH-1/ Trop 2 ADC	1 (filed)	0	0	0
Total		9	28	62	90

Peak Bio (previously pH Pharma) secured patent protection for PH-1 & PHP-303 with over 60 patents granted in over 25 countries worldwide.

PH-1 & PHP-303 Patent Classes

Type	Content	Status
Material 1	Material patent of 4-(4-Cyano-2-Thioaryl) Dihydropyrimidinones including PHP-303	Granted in 21 countries + EPO including US, UK, and Germany
Material 2	Material patent of PHP-303 analogues (1,4-diaryl-pyrimidopyridazine-2,5-diones)	Granted in 7 countries + EPO including US, UK, and Germany
Material 3	Material patent of PHP-303 analogues (Triazolo and tetrazolo pyrimidine derivatives)	Granted in 8 countries + EPO including US, UK, and Germany
Material 4	Material patent of PHP-303 analogues (Sulfonic amide and sulfoximine-substituted diaryl-dihydropyrimidinones)	Granted in 8 countries + EPO including US, UK, and Germany
Crystalline form	Crystalline form (A) of PHP-303 and method for producing PHP-303	Granted in 8 countries + EPO including US, UK, and Germany
Use	PHP-303 use in liver diseases as a NHE inhibitors	Application in 4 countries + EPO including China, Korea, Hong Kong; granted in US
Use	PHP-303 use in lung disease including AATD as a NHE inhibitors	PCT application including US and EPO
Material 1	Novel Thailanstatin toxin analogs	Granted in 4 countries including US, China and Israel. Application in 10 countries + EPO
Material 2 + Use	Antibodies and ADCs, methods of use and Synthetic Processes and Intermediates	PCT filed claiming priority to US provisional applications

PHP-303 Patent Status

As of October 1, 2024, Peak Bio’s patent portfolio relating to its product candidate PHP-303 consisted of 6 issued U.S. patents, 52 issued foreign patents and 17 pending patent applications. The patent of PHP-303 for its crystalline form (A) applicable to actual clinical trials has been registered in the United States and granted in 9 other countries. The crystalline form patent will not expire earlier than 2036.

Peak Bio acquired full rights to patents from Bayer in 2017. Peak Bio has global patent protection on 9 inventions on the compound that include the following:

•	For AATD, use patent application in 2020 in the US and global with IP coverage through 2040

•	For NASH, crystalline form (A) & use patents granted in the US and under review globally. IP coverage through 2040.

•	Data exclusivity and pediatric extension possible in major markets including US, EU, and JP

Peak Bio has acquired or exclusively licensed a comprehensive intellectual property portfolio from Bayer. Peak Bio strives to protect and enhance the proprietary technologies, inventions, and improvements that it believes are important to its business, including seeking, maintaining, and defending patent rights, whether developed internally or acquired or licensed from third parties. Peak Bio’s policy is to seek to protect its proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to Peak Bio’s proprietary technology, inventions, improvements, platforms, and Peak Bio’s product candidates that are important to the development and implementation of its business.

PH-1 Patent Status

•	Peak Bio created and generated its toxin program (“PH-1”) developed in-house with full rights to patents.

•	The PH-1 toxin patent applied has a protection period of 20 years with IP coverage through at least 2038 and has been granted in US and China.

•

Peak Bio has filed US provisional patent 63/459,961 describing novel Thailanstatin diastereomer payloads, novel Trop2 antibodies, Trop2 ADCs derived from the conjugation of above antibodies and payloads, and the cancer indications these Trop2 ADCs have preclinical efficacy in.

•	Peak Bio has filed US provisional patent 63/459,956 describing a large scale chemosynthetic (“CMC”) process for payload synthesis.

•	Peak Bio has filed PCT/US24/24997 claiming priority to above provisional applications 63/459,961 and 63/459,956.

•	Peak Bio is planning to file composition of matter patents for other newly developed novel ADCs and combinations with standards-of-care therapies.

•

Peak Bio will continue to create novel composition of matter patents to cover new ADCs not limited to new usage of Linkers, formulations, CMC and/or SOC combination patents to secure additional protection period after the PH-1 toxin patent expires.

Properties

Peak Bio’s principal executive office is located in Pleasanton, California, which consists of general office space. Peak Bio believes that its existing facilities are adequate to meet its needs and that existing needs and future growth can be accommodated by leasing alternative or additional space.

Legal Proceedings

From time to time, Peak Bio may become involved in litigation relating to claims arising out of operations in the normal course of business, which Peak Bio considers routine and incidental to its business. Peak Bio currently is not a party to any legal proceedings the adverse outcome of which, in its management’s opinion, would have a material adverse effect on its business, results of operation or financial condition.

Employees and Human Capital Resources

Peak Bio’s mission is to find innovative therapies that address significant unmet medical needs for patients with inflammatory, rare and specialty diseases, and cancer. Peak Bio views its employees as one of its most valuable assets in serving its mission and aims to create an equitable, inclusive and empowering work environment in which its employees can grow and advance their careers, with the overall goal of developing, expanding and retaining its workforce to support its current pipeline and future business goals.

As of October 1, 2024, Peak Bio had three employees, three of which are full-time, and one of whom is engaged in research and development. None of Peak Bio’s employees are represented by labor unions or covered by collective bargaining agreements, and Peak Bio considers its relationship with employees to be good.

Peak Bio is focused on effective identification, recruitment, development, and retention of, and compensation and benefits to, human resource talent, including workforce and management development, diversity and inclusion initiatives, succession planning, and corporate culture and leadership quality, which are vital to its success. The principal purposes of Peak Bo’s equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

Corporate Information

Peak Bio was incorporated as a Delaware corporation in 2020 under the name “Ignyte Acquisition Corp.” (“Ignyte”) for the purpose of effecting a business combination with a one or more businesses. On November 1, 2022, Ignyte changed its name to “Peak Bio, Inc.” in connection with the consummation of the merger contemplated by the Business Combination Agreement dated April 28, 2022 by and among Ignyte, Ignyte Korea Co., Ltd., a corporation organized under the laws of the Republic of Korea, and Peak Bio Co., Ltd., a corporation organized under the laws of the Republic of Korea. Peak Bio’s principal executive offices are located at 4900 Hopyard Road, Suite 100, Pleasanton, CA, 94588. Its telephone number is (925) 463-4800.

PEAK BIO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Peak Bio’s financial condition and results of operations should be read together with Peak Bio’s unaudited interim condensed consolidated financial statements and the notes thereto included elsewhere in this Joint Proxy Statement/Prospectus and the audited consolidated financial statements and notes thereto included elsewhere in this Joint Proxy Statement/Prospectus. Certain of the information contained in this discussion and analysis or set forth elsewhere in this Joint Proxy Statement/Prospectus, including information with respect to plans and strategy for Peak Bio’s business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Risk Factors” of this Joint Proxy Statement/Prospectus, Peak Bio’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the section entitled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from Peak Bio’s forward-looking statements. Please also see the section of this Joint Proxy Statement/Prospectus titled “Cautionary Statement Regarding Forward-Looking Statements.”

Unless otherwise indicated or the context otherwise requires, references in this “Peak Bio’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to “Peak Bio,” “it”, “its” and other similar terms refer to Peak Bio, Inc. and its consolidated subsidiaries.

Overview

Peak Bio is a clinical-stage biopharmaceutical company focused on developing therapeutics addressing significant unmet need in the areas of oncology, inflammation and rare diseases. Peak Bio’s management team has a combined 50 years of industry experience in the areas of small molecules, antibodies, and antibody-drug-conjugates (“ADC”).

With its current strategic focus, Peak Bio has leveraged two decades of industry learning in the ADC field to develop a platform of proprietary technologies that enable it to design ADCs to have improved efficacy, safety, and tolerability relative to existing antibody or ADC therapies. Peak Bio’s most advanced platform, PH-1 or Thailanstatin is being used to generate a pipeline of proprietary ADC product candidates to address patient populations with improved efficacy relative to traditional ADC-based therapies. Peak Bio’s second product candidate is an ADC targeting Trop2, an antigen broadly expressed in solid tumors. Peak Bio expects its Trop2 ADC to enter clinical development by late 2024. Peak Bio’s Trop2 ADC and other undisclosed discovery-stage product candidates are based on its proprietary PH-1 platform of toxin payloads targeting RNA splicing.

Despite commercial success of the ADCs currently on the market, there continues to be a need for ADCs that not only deliver antibody-directed payloads selectively to their tumors, but to also release them safely via improved linker technology and avoid off- target toxicities. Secondly, Peak Bio believes that adding an immunomodulatory effect to its toxin(s) that engages its immune systems to assist in the cancer killing would contribute to improved tumor killing.

Peak Bio’s product candidate for which it is seeking a strategic partner for, PHP-303 is a small molecule, 5th generation Phase 2 clinical-ready neutrophil elastase inhibitor. Peak Bio has completed two Phase 1 trials of PHP-303 in healthy volunteers testing higher doses of PHP-303 by single-ascending dose and multiple-ascending dose. PHP-303 demonstrated dose-dependent pharmacokinetics and a maximum tolerated dose for PHP-303 was not achieved in these Phase 1 trials.

Peak Bio does not have any products available for commercial sale, and it has not generated any product revenue from its portfolio of product candidates. Peak Bio’s ability to generate revenue sufficient to achieve profitability, if ever, will depend on the successful development and eventual commercialization of its potential therapies, which Peak Bio expects, if it ever occurs, will take a number of years. The research and development efforts require significant amounts of additional capital and adequate personnel infrastructure. There can be no assurance that Peak Bio’s research and development activities will be successfully completed, or that its potential therapies will be commercially viable.

Peak Bio has incurred significant losses since the commencement of its operations. Peak Bio’s net loss was $4.5 million for the six months ended June 30, 2024 and $12.8 million and $13.1 million for the years ended December 31, 2023 and 2022, respectively. Since the end of June 30, 2024, Peak Bio raised $2.0 million from the continued issuance of May 2024 Convertible Notes (as defined below). Peak Bio expects to incur significant expenses and operating losses for the foreseeable future as it continues its efforts to identify product candidates and seek regulatory approvals within its portfolio.

Peak Bio will need additional financing to fund its ongoing activities and to close the Merger with Akari. Peak Bio may raise this additional funding through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions and funding under government contracts.

The accompanying unaudited condensed consolidated financial statements have been prepared assuming that Peak Bio will continue as a going concern. The unaudited condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or classification of liabilities that might result from the outcome of the uncertainties discussed above.

Recent Developments

Akari Merger

For more information regarding the proposed Merger and related transactions, please see the sections of this Joint Proxy Statement/Prospectus titled “The Merger,” “The Merger Agreement,” and the “Voting Agreement.”

Bylaws Amendment

In connection with the execution of the Merger Agreement, on March 3, 2024, Peak Bio’s Board approved an amendment to its Amended and Restated Bylaws (the “Bylaws Amendment”), which became effective immediately. The Bylaws Amendment requires that, unless Peak Bio consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Peak Bio, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or stockholder (including a beneficial owner) of Peak Bio to Peak Bio or Peak Bio’s stockholders, (iii) any action asserting a claim against any director, officer, employee or stockholder (including a beneficial owner) of Peak Bio arising under any provision of the DGCL or the bylaws or the certificate of incorporation of Peak Bio, or (iv) any action asserting a claim governed by the internal affairs doctrine shall, to the fullest extent permitted by law, be the Court of Chancery of the State of Delaware (or if the Court of Chancery for the State of Delaware does not have jurisdiction, a state court located within the State of Delaware or, if no state court located within the State of Delaware has subject matter jurisdiction, the federal district court for the District of Delaware). In addition, the Bylaws Amendment provides that unless Peak Bio consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any claim or cause of action arising under the Securities Act of 1933, as amended.

Financing

Secured Promissory Notes

In January 2024, Peak Bio received proceeds from a Senior Secured Promissory Note (the “Secured Founder Loan”) in the amount of $750,000 from Dr. Huh. In accordance with the terms of the Secured Founder

Loan, Peak Bio also entered into a Security Agreement with Dr. Huh (the “Security Agreement”). The Secured Founder Loan has a maturity date on January 23, 2025 and carries an interest rate of 15% per annum. As security for payment of the Secured Founder Loan, the Security Agreement grants and assigns to Dr. Huh the security interest in all of the assets of Peak Bio and its subsidiaries.

December 2023 Convertible Note

In December 2023, Peak Bio raised proceeds from the issuance of convertible promissory notes in the aggregate principal amount of $1,000,000 (the “December 2023 Convertible Notes”). In addition, certain holders of the convertible promissory notes issued in April 2023 (the “April 2023 Convertible Notes”) agreed to exchange the aggregate amount of $187,950 of April 2023 Convertible Notes, including the accrued interest, into the same amount of December 2023 Convertible Notes.

In January and February 2024, Peak Bio completed additional closings of the December 2023 Convertible Notes pursuant to which Peak Bio issued the notes with the principal amount of $738,000. In addition, at those date, the holders of April 2023 Convertible Notes agreed to exchange the aggregate amount of $250,600 of April 2023 Convertible Notes, including the accrued interest, into the same amount of December 2023 Convertible Notes.

The December 2023 Convertible Notes bear an interest rate of 10% per annum and have a maturity date of December 18, 2024. The terms of the December 2023 Convertible Notes provide for automatic conversion of the outstanding principal amount of the December 2023 Convertible Notes and all accrued and unpaid interest upon a business combination (as defined in the agreement) into Peak Bio Common Stock at the conversion price. Such conversion price is determined by reference to the purchase price payable in connection with such business combination, multiplied by 70%, where the price per share of the common stock is determined by reference to the 30-day volume weighted average price of Peak Bio Common Stock on the public exchange immediately prior to conversion, resulting in 43% discount on the issuance price in the business combination. If a business combination does not occur prior to the maturity date of the December 2023 Convertible Notes and if Peak Bio Common Stock is listed on a public exchange as of such date, then the holders have the right, at their option, to convert the outstanding principal amount of the December 2023 Convertible Notes (and all accrued and unpaid interest thereof) into the shares of Peak Bio Common Stock at a price equal to the 30-day volume weighted average price of Peak Bio Common Stock on the public exchange on which it is traded multiplied by 90%.

In consideration for its services in respect of the financing described above, Peak Bio paid the Paulson Investment Company, LLC (the “Placement Agent”) a commission of $187,811. Further, upon conversion of the December 2023 Convertible Notes into Peak Bio Common Stock, the Placement Agent will receive shares of Peak Bio’s restricted Common Stock equal to (i) 4% of the total number of shares of Peak Bio Common Stock received upon conversion of the December 2023 Convertible Notes issued for the aggregate principal of $2,238,000 new capital and (ii) 1% of the total number of shares of Peak Bio Common Stock received upon conversion of the December 2023 Convertible Notes issued for the aggregate principal of $438,550 in exchange of the April 2023 Convertible Notes.

In December 2023, Peak Bio issued a $500,000 related party December 2023 Convertible Note to Dr. Huh. This note has the same terms as the December 2023 Convertible Notes outlined above.

May 2024 Convertible Notes

In May 2024, Peak Bio entered into a secured convertible promissory note agreement pursuant to which Peak Bio issued convertible notes in the aggregate principal amount of $1,324,500 (the “May 2024 Convertible Notes”).

In July 2024, Peak Bio completed a final closing of the May 2024 Convertible Notes and entered into a secured convertible promissory note agreement pursuant to which Peak Bio issued convertible notes in the aggregate principal amount of $2,175,000.

The May 2024 Convertible Notes carry an interest rate of 10% per annum, have a maturity date of December 18, 2024. The terms of the May 2024 Convertible Notes provide for automatic conversion of the outstanding principal amount of the notes and all accrued and unpaid interest upon a business combination (as defined in the agreement) into Peak Bio Common Stock at the conversion price. Such conversion price is determined by reference to the purchase price payable in connection with such business combination, multiplied by 50%, where the price per share of the common stock is determined by reference to the 30-day volume weighted average price of Peak Bio Common Stock on the public exchange immediately prior to conversion. In conjunction with the May 2024 Convertible Notes, Peak Bio entered into a security agreement which grants and assigns the May 2024 convertible note holders a senior security interest in all of the assets of Peak Bio and its subsidiaries.

In consideration for its services in respect of the financing described above, Peak Bio paid Paulson Investment Company, LLC (the “May 2024 Placement Agent”) the commission of $200,000. Further, upon conversion of the May 2024 Convertible Notes into Peak Bio Common Stock, the May 2024 Placement Agent will receive shares of restricted common stock of Peak Bio equal to 4% of the total number of shares of common stock received upon conversion of May 2024 Convertible Notes on certain notes with a principal value of $2,500,000.

White Lion Common Stock Purchase and Registration Rights Agreements

On November 3, 2022, Peak Bio entered into a Common Stock Purchase Agreement (the “White Lion Purchase Agreement”) and Registration Rights Agreement (the “White Lion RRA”) with White Lion Capital, LLC, a Delaware limited liability company (“White Lion”). Pursuant to the White Lion Purchase Agreement, Peak Bio has the right, but not the obligation, to require White Lion to purchase, from time to time, up to $100,000,000 in aggregate gross purchase price of newly issued shares of Peak Bio Common Stock, subject to certain limitations and conditions set forth in the White Lion Purchase Agreement. Capitalized terms used but not otherwise defined in this section shall have the meanings given to such terms by the White Lion Purchase Agreement and the White Lion RRA.

Peak Bio is obligated under the White Lion Purchase Agreement and the White Lion RRA to file a registration statement with the SEC to register the Peak Bio Common Stock under the Securities Act, for the resale by White Lion of shares of Peak Bio Common Stock that Peak Bio may issue to White Lion under the White Lion Purchase Agreement.

Subject to the satisfaction of certain customary conditions including, without limitation, the effectiveness of a registration statement registering the shares issuable pursuant to the White Lion Purchase Agreement, Peak Bio’s right to sell shares to White Lion will commence on the effective date of the registration statement and extend until November 1, 2025. During such term, subject to the terms and conditions of the White Lion Purchase Agreement, Peak Bio may notify White Lion when it exercises its right to sell shares (the effective date of such notice, a “Notice Date”).

The number of shares sold pursuant to any such notice may not exceed (i) the lower of (a) the Purchase Notice Fixed Limit (described below) and (b) the product of (1) the Average Daily Trading Volume (as defined in the White Lion Purchase Agreement), and (2) the applicable Percentage Limit (as defined in the White Lion Purchase Agreement). The Purchase Notice Fixed Limit is $500,000 upon payment of the Initial Commitment Shares (as defined in the White Lion Purchase Agreement) and can be increased in two tranches: (A) to $1,000,000 following an aggregate purchase of $5,000,000 shares and issuance by Peak Bio to White Lion of an additional $250,000 in Commitment Shares, and (B) to $2,000,000 following an aggregate purchase of $10,000,000 shares and issuance by the for payment of an additional $250,000 in Commitment Shares (as defined in the White Lion Purchase Agreement).

The applicable Percentage Limit is 40% or 150% depending on the price Peak Bio agrees to sell shares to White Lion. At an applicable Percentage Limit of 40%, the Purchase Price to be paid by White Lion for any such shares will equal 97% of lowest daily volume-weighted average price of Peak Bio Common Stock during a period of two consecutive Trading Days following the applicable Purchase Notice Date (as defined in the White Lion Purchase Agreement) until an aggregate of $50,000,000 in Purchase Notice Shares (as defined in the White Lion Purchase Agreement) have been purchased under White Lion Purchase Agreement, at which point the Purchase Price (as defined in the White Lion Purchase Agreement) to be paid by White Lion will equal 98% of the lowest daily volume-weighted average price of Peak Bio Common Stock during a period of two consecutive Trading Days following the applicable Purchase Notice Date. At an applicable Percentage Limit of 150%, the Purchase Price to be paid by White Lion for any such shares will equal 94.5% of the lowest daily volume-weighted average price of Peak Bio Common Stock during a period of three consecutive Trading Days following the applicable Purchase Notice Date.

Peak Bio will have the right to terminate the White Lion Purchase Agreement at any time after commencement, at no cost or penalty, upon three (3) Trading Days’ prior written notice. Additionally, White Lion will have the right to terminate the White Lion Purchase Agreement upon three (3) days’ prior written notice to Peak Bio if (i) there is a Fundamental Transaction (as defined in the White Lion Purchase Agreement), (ii) Peak Bio is in breach or default in any material respect of the White Lion RRA, (iii) there is a lapse of the effectiveness, or unavailability of, the registration statement for a period of 45 consecutive Trading Days or for more than an aggregate of 90 Trading Days in any 365-day period, (iv) the suspension of trading of the Peak Bio Common Stock for a period of five (5) consecutive Trading Days, (v) the material breach of the White Lion Purchase Agreement by Peak Bio, which breach is not cured within the applicable cure period or (vi) a Material Adverse Effect (as defined in the White Lion Purchase Agreement) has occurred and is continuing. No termination of the White Lion Purchase Agreement will affect the registration rights provisions contained in the White Lion RRA.

In consideration for the commitments of White Lion, as described above, Peak Bio has agreed that it will issue to White Lion shares of Peak Bio Common Stock having a value of $250,000 based upon the Closing Sale Price (as defined in the White Lion Purchase Agreement) of Common Stock two Trading Days prior to the filing of the Initial Registration Statement as Initial Commitment Shares. Peak Bio may increase the number of shares it may sell to White Lion by issuing additional Commitment Shares in two additional tranches of $250,000 each. Peak Bio issued Initial Commitment Shares of 50,200 shares of Peak Bio Common Stock to White Lion, based upon the Closing Sale Price of Peak Bio Common Stock of $4.98 per share on November 30, 2022.

Concurrently with the execution of the White Lion Purchase Agreement, Peak Bio entered into the White Lion RRA with White Lion in which it has agreed to register the shares of Common Stock purchased by White Lion with the SEC for resale within 30 days of the consummation of a business combination. The White Lion RRA also contains usual and customary damages provisions for failure to file and failure to have the registration statement declared effective by the SEC within the time periods specified.

The White Lion Purchase Agreement and the White Lion RRA contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

In March 2023, Peak Bio entered into an amendment to the White Lion Purchase Agreement to give Peak Bio the right, but not the obligation to require White Lion to purchase shares of Peak Bio Common Stock while trading on the OTC Market. Under the terms of the amendment, Peak Bio will issue to White Lion within five (5) Trading Days following the effective date of the amendment fully paid, non-assessable shares of Peak Bio Common Stock equal to the quotient obtained by dividing (i) $250,000 and (ii) the lowest traded sale price of the common stock of the 10 (ten) Trading Days prior to the effective date of the amendment, minus 50,200. In March 2023, as compensation for its commitment to enter into the amendment, Peak Bio issued 412,763 shares of Peak Bio Common Stock to White Lion.

In August 2023, Peak Bio and White Lion entered into a second amendment to the Common Stock Purchase Agreement (the “Second Amendment”). The Second Amendment includes, among other things, the right of Peak Bio to issue a Purchase Notice (defined in the Second Amendment as an “Accelerated Purchase Notice”) requesting White Lion to purchase newly issued shares of Peak Bio Common Stock, subject to acceptance by White Lion, with pricing of the shares to be sold by Peak Bio to White Lion under such Accelerated Purchase Notice determined on the date of issuance by Peak Bio of the Accelerate Purchase Notice and acceptance by White Lion (the date of such notice defined as the “Accelerated Valuation Period”). Such accelerated purchases pursuant to an Accelerated Purchase Notice will be sold to White Lion at a price, defined as an “Accelerated Purchase Price,” equal to the lower of (i) the opening price of common stock during the Accelerated Valuation Period, (ii) the closing price of the common stock during Accelerated Valuation Period, or (iii) the volume weighted average price of the common stock during Accelerated Valuation Period; provided, however, that if at the time Peak Bio delivers an Accelerated Purchase Notice to Investor the price of the common stock is lower than the opening price of the common stock during the Accelerated Valuation Period, the Accelerated Purchase Price will be discounted by 20%. In addition, the Second Amendment provides for an “Accelerated Purchase Notice Limit” equal to 200%.

In addition, in the event Peak Bio does not issue Purchase Notices (as defined in the White Lion Purchase Agreement) to White Lion providing for the purchase of at least $1,250,000 of Purchase Shares (as defined in the White Lion Purchase Agreement and Second Amendment) in the aggregate within 180 days following the effective date of the amendment, Peak Bio will issue to White Lion an additional number of fully paid, non-assessable shares of common stock equal to the quotient obtained by dividing (i) $150,000 and (ii) the lowest Closing Sale Price (as defined in the White Lion Purchase Agreement and Second Amendment) of common stock of the 10 (ten) Trading Days prior to the 180th day following the effective date of the amendment.

In September 2023, Peak Bio issued notices to purchase the total of 729,000 common shares to White Lion for the total proceeds of $105,317.

Peak Bio issued no notices to purchase securities during the three and six months ended June 30, 2024.

It is a condition to the closing of the Merger that the White Lion Purchase Agreement, as amended, be further amended to remain in full force and effect following the closing, with Akari being deemed a successor in interest to Peak Bio thereunder.

Components of Results of Operations

Peak Bio’s unaudited condensed consolidated financial statements for the three and six months ended June 30, 2024 and audited consolidated financial statements for the years ended December 31, 2023 and 2022 include the accounts of Peak Bio Co., Ltd. and its subsidiary, Peak Bio CA., Inc. All intercompany balances and transactions have been eliminated in consolidation.

Revenue

Peak Bio’s revenue has historically been generated through grants from government organizations. Peak Bio currently has no commercially approved products. Grant revenue is recognized during the period that the research and development services occur, as qualifying expenses are incurred or conditions of the grants are met. Qualifying expenses are recognized when incurred as research and development expenses. Expenses for grants are tracked by using a project code specific to the grant, and the employees also track hours worked by using the project code.

Grant Revenue

Peak Bio’s grant revenues are derived from research programs with the Department of Defense, US Army Medical Research Acquisition Activity for work on a COVID-19 therapeutic.

Grants awarded to Peak Bio for research and development by government entities are outside the scope of the contracts with customers and contributions guidance. This is because these granting entities are not considered to be customers and are not receiving reciprocal value for their grant support provided to Peak Bio. These grants provide Peak Bio with payments for certain types of expenditures in return for research and development activities over a contractually defined period.

Peak Bio recognized grant revenue based on the reimbursable costs that are incurred during the period, up to pre-approved award limits. The expenses associated with these reimbursements are reflected as a component of research and development expense in Peak Bio’s consolidated statements of operations and comprehensive loss.

Research and Development Expense

Peak Bio expenses research and development costs as incurred. Research and development expenses consist primarily of costs related to personnel, including salaries and other personnel related expenses, contract manufacturing and supply, consulting fees, and the cost of facilities and support services used in drug development. Assets acquired that are used for research and development and have no future alternative use are expensed as in-process research and development.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits, including stock-based compensation, related to Peak Bio’s executive, finance, business development, legal, human resources and support functions. Other general and administrative expenses include professional fees for auditing, tax, consulting and patent-related services, rent and utilities and insurance.

Results of Operations for the three months ended June 30, 2024 and 2023

The following table provides Peak Bio’s selected financial information for the three months ended June 30, 2024 and 2023:

	Three Months Ended June 30,		Change
	2024	2023	Amount
Revenues	$—	$—	$—
Operating expenses
Research and development	108,643	371,154	(262,511)
General and administrative	1,281,985	2,299,058	(1,017,073)
Impairment Loss	—	—	—

Total operating expenses	1,390,628	2,670,212	(1,279,584)

Loss from operations	(1,390,628)	(2,670,212)	1,279,584
Other income (expense), net	(687,239)	(3,274,015)	2,586,776

Loss before income tax expense	$(2,077,867)	$(5,944,227)	$3,866,360

Revenue

Peak Bio’s revenue has historically been generated through grants from government organizations. The total revenue for government grants was $0 for the six months ended June 30, 2024 and 2023. Peak Bio performed no work under the government grant with the Department of Defense, US Army Medical Research Acquisition Activity during the three months ended June 30, 2024.

Research and Development Expense

The following table summarizes Peak Bio’s research and development expenses:

	Three Months Ended June 30,
	2024	2023
Third-party direct project expenses
PHP-303	$2,816	$14,384
PH-1 ADC Platform	32,393	77,414
General program expenses and other pre-clinical programs	—	—

Total third-party direct project expenses	35,209	91,798
Other research and development costs
Personnel costs	60,553	275,156
Facilities and other costs	12,881	4,200

Total other research and development costs	73,434	279,356

Total research and development expenses	$108,643	$371,154

Research and development expense decreased by $0.3 million during the three months ended June 30, 2024 compared to the three months ended June 30, 2023. The decrease was primarily due to the decrease in personnel costs driven by a reduction of R&D headcount during 2023.

General and Administrative Expense

General and administrative expense decreased by $1.0 million during the three months ended June 30, 2024 compared to the three months ended June 30, 2023. The decrease was primarily due to a decrease in personnel costs of $0.2 million driven by a reduction of general and administrative personnel during 2023 and a decrease in professional fees related to public filings of $0.8 million.

Other Income, Net

Other income, net increased by $2.5 million during the three months ended June 30, 2024 compared to the three months ended June 30, 2023 primarily due to the decrease in interest expense, including the amortization of related discounts on the November 2022 Convertible Notes, April 2023 Convertible Notes and December 2023 Convertible Notes, of $0.5 million and a reduction in the loss on the fair value adjustment to the derivative liability of $0.3 million.

During the three months ended June 30, 2023, Peak Bio recognized the loss on the fair value adjustment to the warrant liability of $0.7 million and a loss on debt extinguishments of $1.0 million, with no similar losses recognized during the three months ended June 30, 2024.

Results of Operations for the six months ended June 30, 2024 and 2023

The following table provides Peak Bio’s selected financial information:

	Six Months Ended June 30,		Change
	2024	2023	Amount

Revenues	$—	$13,854	$(13,854)
Operating expenses
Research and development	178,912	1,084,260	(905,348)
General and administrative	3,416,544	5,303,880	(1,887,336)
Impairment Loss	—	3,513,999	(3,513,999)

Total operating expenses	3,595,456	9,902,139	(6,306,683)

Loss from operations	(3,595,456)	(9,888,285)	6,292,829
Other income (expense), net	(917,112)	(2,822,775)	1,905,663

Loss before income tax expense	$(4,512,568)	$(12,711,060)	$8,198,492

Revenue

Peak Bio revenue has historically been generated through grants from government organizations. The total revenue for government grants was $0 and $13,854 for the six months ended June 30, 2024 and 2023, respectively. Peak Bio performed no work under the government grant with the Department of Defense, US Army Medical Research Acquisition Activity during the six months ended June 30, 2024.

Research and Development Expense

The following table summarizes Peak Bio’s research and development expenses:

	Six Months Ended June 30,
	2024	2023
Third-party direct project expenses
PHP-303	$13,700	$35,995
PH-1 ADC Platform	51,297	135,686
General program expenses and other pre-clinical programs	—	—

Total third-party direct project expenses	64,997	171,681
Other research and development costs
Personnel costs	95,799	676,890
Facilities and other costs	18,116	235,689

Total other research and development costs	113,915	912,579

Total research and development expenses	$178,912	$1,084,260

Research and development expense decreased by $0.9 million during the six months ended June 30, 2024 compared to the six months ended June 30, 2023. The decrease was primarily due to the decrease in personnel costs of $0.4 million driven by a reduction of R&D headcount during 2023, a decrease in stock based compensation of $0.2 million, and a decrease in facility related and other costs, following the abandonment of Peak Bio’s premises in Palo Alto, California of $0.2 million.

General and Administrative Expense

General and administrative expense decreased by $1.9 million during the six months ended June 30, 2024 compared to the six months ended June 30, 2023. The decrease was primarily due to a decrease in personnel costs of $0.5 million driven by a reduction of general and administrative personnel during 2023, a decrease in stock based compensation of $0.1 million, decrease in facility related expense $0.2 million, and a decrease in professional fees related to public filings of $1 million.

Impairment Loss on Operating Lease Right-of-Use Asset

Peak Bio recognized an impairment loss on the operating lease right-of-use asset of $3.5 million due to the abandonment of the premises in Palo Alto, California for the six months ended June 30, 2024.

Other Income, Net

Other income, net increased by $1.9 million during the six months ended June 30, 2024 compared to the six months ended June 30, 2023 primarily due to the decrease in interest expense, including the amortization of related discounts on the November 2022 Convertible Notes, April 2023 Convertible Notes and December 2023 Convertible Notes, of $0.3 million, a reduction in the loss on the fair value adjustment to the derivative liability of $0.2 million, and other income of $0.2 million related to the settlement of liability with a related party.

During the six months ended June 30, 2023, Peak Bio recognized the loss on the fair value adjustment to the warrant liability of $0.2 million and a loss on debt extinguishments of $1 million, with no similar losses recognized during the six months ended June 30, 2024.

Results of Operations for the Years Ended December 31, 2023 and 2022

The following table provides selected financial information for the years ended December 31, 2023 and 2022:

	Year Ended December 31,		Change
	2023	2022	Amount
Revenues	$367,877	$607,681	$(239,804)
Operating expenses
Research and development	1,627,389	3,924,253	(2,296,864)
General and administrative	8,292,072	8,531,276	(239,204)
Impairment Loss	3,513,999	—	3,513,999

Total operating expenses	13,433,460	12,455,529	977,931

Loss from operations	(13,065,583)	(11,847,848)	(1,217,735)
Other income (expense), net	239,666	(1,314,869)	1,554,535

Loss before income tax expense	$(12,825,917)	$(13,162,717)	$336,800

Revenue

Peak Bio’s revenue has historically been generated through grants from government organizations. The total revenue for government grants was $367,877 and $607,681, respectively, for the years ended December 31, 2023 and 2022.

Research and Development Expense

The following table summarizes Peak Bio’s research and development expenses for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022
Third-party direct project expenses
PHP-303	$293,539	$362,221
PH-1 ADC Platform	222,973	532,271
General program expenses and other pre-clinical programs	—	222,365

Total third-party direct project expenses	516,512	1,116,857
Other research and development costs
Personnel costs	780,007	1,363,572
Facilities and other costs	330,870	1,443,824

Total other research and development costs	1,110,877	2,807,396

Total research and development costs	$1,627,389	$3,924,253

Research and development expense decreased by $2.3 million during the year ended December 31, 2023 compared to the prior year. The decrease was primarily due to decreases in direct project expenses related to the PHP-303 program of $68,682, the PH-1 ADC Platform of $309,298 and other general and pre-clinical programs of $222,365 as a result of delays in our ongoing and planned research activities. In addition, there was a decrease in personnel costs and facilities costs of $0.6 million and $1 million driven by a reduction of staff and overhead. Peak Bio reduced its average headcount from 21 to 6 employees as well as moved to a smaller facility as a result of scaling back its clinical activities.

General and Administrative Expense

General and administrative expense decreased by $0.2 million during the year ended December 31, 2023 compared to the prior year. The decrease was primarily driven by a reduction in facilities expenses and reduction in headcount for general and administrative employees.

Impairment Loss on Operating Lease Right-of-Use Asset

Peak Bio recognized an impairment loss on the operating lease right-of-use asset of $3.5 million due to the abandonment of the premises in Palo Alto, California during the year ended December 31, 2023.

Other Income (Expense), Net

Other income (expense), net increased by $1.6 million during the year ended December 31, 2023 as compared to the prior year, primarily due to the gain from the changes in the fair value of the warrant liability and derivative liabilities, partially offset by the increase in interest expense.

Peak Bio recognized additional $2.7 million in interest expense, including the amortization of related discounts, during the year ended December 31, 2023 as compared to the prior year, related to the November 2022 Convertible Notes, April 2023 Convertible Notes and December 2023 Convertible Notes.

During the year ended December 31, 2023, Peak Bio recognized a $2.1 million gain from the change in the fair value of the warrant liability primarily related to the warrants issued in April 2023 to the holders of the April 2023 Convertible Notes. Peak Bio recognized $0.8 million gain from the change in the fair value of the derivative liabilities related to the April 2023 Convertible Notes and December 2023 Convertible notes. These gains are related to the decrease in the price of the Company’s stock.

During the year ended December 31, 2022, Peak Bio recognized a $1.2 million loss on the change in the fair value of the convertible notes primarily related to increase in the fair value of the 2022 Pre-Business Combination Convertible Notes between their issuance date and the closing date of the business combination by and among Peak Bio, Peak Bio Co., Ltd., a corporation organized the laws of the Republic of Korea and Ignyte Korea Co., Ltd. (“Ignyte”) a corporation organized under the laws of the Republic of Korea (the “Business Combination”).

Liquidity and Capital Resources

Sources of Liquidity

Since its inception, Peak Bio has not generated any revenue from product sales and has incurred significant operating losses and negative cash flows from its operations. Peak Bio’s net loss was $4.5 million for the six months ended June 30, 2024 and $12.8 million and $13.1 million for the years ended December 31, 2023 and 2022, respectively. At June 30, 2024 we had cash of $0.2 million.

Since the beginning of 2024, Peak Bio raised aggregate gross proceeds of approximately $0.7 million from the issuance of December 2023 Convertible Notes, $0.75 million from the issuance of Secured Founder Loan and $3.5 million from the issuance of May 2024 Convertible Notes.

Funding Requirements

Peak Bio expects to incur losses from operations for the foreseeable future primarily due to research and development expenses, including expenses related to conducting research activities, pre-clinical expenses and clinical trials. Peak Bio’s future capital requirements will depend on a number of factors, including:

•	the scope, progress, results and costs of its clinical trials, including but not limited to PHP-303 and its PH-1 ADC Platform;

•	the cost of manufacturing drug supply for its clinical and preclinical studies;

•

the future results of on-going preclinical research and subsequent clinical trials for treatments for oncology, genetic disease, liver disease, inflammation, and other pipeline candidates Peak Bio may identify from time to time, including its ability to obtain regulatory approvals;

•	any changes in regulatory standards relating to the review of its product candidates; and its ability to timely obtain such required regulatory approvals;

•	the number and development requirements of other product candidates that Peak Bio pursues;

•	the emergence of competing technologies and other adverse market developments;

•	its ability, and the ability of its third-party manufacturers, to manufacture or supply sufficient quantities of clinical products;

•

the costs of future commercialization activities, if any, including establishing sales, marketing, manufacturing and distribution capabilities, for any of its product candidates for which Peak Bio receives marketing approval;

•	its ability to achieve the degree of market acceptance necessary for future commercial success of its product candidates for which it receives marketing approval, if any;

•	the costs of preparing, filing, and prosecuting patent applications and maintaining, enforcing, and defending intellectual property-related claims;

•	the impact of litigation that may be brought against Peak Bio or of litigation that it may pursue against others;

•	the extent to which it acquires or invests in businesses, products, and technologies;

•

its ability to successfully integrate acquired products and technologies into its business, including the possibility that the expected benefits of the transactions will not be fully realized by it or may take longer to realize than expected;

•	its ability to establish and maintain collaborations, partnerships or other similar arrangements and to obtain or satisfy any milestone, royalty, or other payments from any such collaborations; and

•

the extent to which its business could be adversely impacted by the effects of ongoing COVID-19, including due to actions by it, governments, suppliers or other third parties to control the spread of COVID-19, or by other health epidemics or pandemics.

Peak Bio expects to incur significant expenses and operating losses for the foreseeable future as it continues its efforts to identify product candidates and seek regulatory approvals within its gene therapy portfolio.

Peak Bio’s future operations are highly dependent on a combination of factors, including (i) the timely and successful completion of additional financing; (ii) the success of its research and development programs; (iii) the development of competitive therapies by other biotechnology and pharmaceutical companies, (iv) its ability to attract and retain key employees, (v) its ability to manage growth of the organization; (vi) its ability to protect its proprietary technology; and ultimately (vii) regulatory approval and market acceptance of its product candidates.

Cash Flows Discussion

The following table summarizes Peak Bio’s cash flows for the periods indicated:

	Six Months Ended June 30,
	2024	2023
Net cash used in operating activities	$(2,323,069)	$(2,673,507)
Net cash used in investing activities	66,500	—
Net cash provided by financing activities	2,116,667	2,028,049

Net (decrease) increase in cash, cash equivalents and restricted cash	$(139,902)	$(645,458)

Operating Activities

Net cash used in operating activities for the three months ended June 30, 2024 was approximately the same as the net cash used for the six months ended June 30, 2023. Although the operating expenses decreased by $6.5 million in 2024 as compared to 2023, this decrease was offset by the increase in accounts payable and accruals due to the timing of the cash outlays. The decrease in the operating expenses is due to the reduction in facilities expenses, reduction in headcount of general and administrative employees, and decreases in direct project expenses related to the PHP-303 program, the PH-1 ADC Platform, and other general and pre-clinical programs as a result of delays in our ongoing and planned research activities.

Investing Activities

During the six months ended June 30, 2024, Peak Bio sold research equipment for gross proceeds of $66,500. There was no net cash used in investing activities during the six months ended June 30, 2023.

Financing Activities

During the six months ended June 30, 2024 net cash provided by financing activities was driven by the net proceeds from additional closes of the December 2023 Convertible Notes in the amount of $0.7 million, proceeds from the close of the May 2024 Convertible Notes in the amount of $1.3 million and proceeds from a related party loan of $0.7 million, partially offset by repayment of the Insurance Financing Payable of $0.6 million.

During the six months ended June 30, 2023 net cash provided by financing activities was driven by the net proceeds from issuance of April 2023 convertible notes payable of $2.1 million, proceeds from exercise of warrants of $0.4 million and proceeds from a related party loan of $0.3 million, partially offset by repayment of the insurance financing of $0.7 million.

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2023	2022
Net cash used in operating activities	$(4,758,020)	$(7,485,625)
Net cash used in investing activities	—	(142,249)
Net cash provided by financing activities	4,281,285	8,135,213

Net (decrease) increase in cash, cash equivalents and restricted cash	$(476,735)	$507,339

Operating Activities

Net cash used in operating activities was approximately $4.8 million and $7.5 million for the years ended December 31, 2023 and 2022, respectively. The decrease in operating spending was a result of Peak Bio’s reduction in facilities expenses, reduction in headcount of general and administrative employees, and decreases in direct project expenses related to the PHP-303 program, the PH-1 ADC Platform, and other general and pre-clinical programs as a result of delays in its ongoing and planned research activities.

Investing Activities

During the year ended December 31, 2022, net cash used in investing activities was $142,249, primarily due to capital expenditures for furniture and fixtures related to the office in South San Francisco, California.

Financing Activities

During the year ended December 31, 2023 net cash provided by financing activities was $4.2 million, including the proceeds from the issuance of convertible notes of $3.4 million, proceeds from a related party loan of $0.25 million, proceeds from the issuance of common stock for $1.1 million partially offset by repayments on convertible notes of $0.3 million and repayments on insurance financing of $0.3 million.

During the year ended December 31, 2022, net cash provided by financing activities was $8.1 million including the proceeds from the issuance of long-term debt of $1.3 million, proceeds from a related party loan of $0.5 million, proceeds from the Business Combination with Ignyte of $3.9 million, and the issuance of common stock for $5.2 million partially offset by the $3.8 million settlement of the forward share purchase agreement assumed from Ignyte in the Business Combination.

Contractual Obligations and Commitments

In October 2021, Peak Bio entered into a lease for laboratory and office facilities in Palo Alto, California that expires in March 2027 with a five-year renewal option and opened a secured letter of credit with a third-party financial institution in lieu of a security deposit for $177,000. Base rent for this sublease is approximately $89,000 monthly with annual escalations of 3%. In March 2023, Peak Bio vacated the premises and returned possession of the premises to the landlord in April 2023. The full amount of the security deposit has been applied to back rent and Peak Bio still responsible for the outstanding payments under the lease. In June 2024, the landlord was awarded a default judgment against Peak Bio in the amount of $796,773, primarily representing past due rent which is included in the operating lease liability. Peak Bio is in the process of negotiating a settlement with the landlord.

On March 1, 2022, Peak Bio and pH Pharma Co., Ltd entered into an administrative services and facilities agreement whereby pH Pharma Co., Ltd would perform services, functions and responsibilities for Peak Bio. Under the agreement, Peak Bio paid pH Pharma Co., Ltd $100,000 per month through August 30, 2022 and $15,000 per month from September 1, 2022 through February 28, 2023 based on the estimated value of the services to be performed. Additionally, Peak Bio reimbursed pH Pharma Co., Ltd $3,000 per month in lease payments from March 1, 2022 through February 28, 2023. At December 31, 2023, the balance payable to pH Pharma Co., Ltd under this agreement was $309,534, which was included in accounts payable in the consolidated balance sheet. On January 31, 2024, Peak Bio and pH Pharma Co., Ltd entered into a settlement agreement, settled the outstanding debt for a one-time payment of $85,000, resulting in $207,967 recognized during three months ended March 31, 2024 in cancellation of trade liability, and terminated the administrative services and facilities agreement. Peak Bio recognized $0 expenses under the administrative services and facilities agreement for the three months ended June 30, 2024 and 2023. Peak Bio recognized $0 and $36,357 expenses under the administrative services and facilities agreement for the six months ended June 30, 2024 and 2023, respectively.

On April 1, 2024, Peak Bio and pH Pharma Co., Ltd entered into an administrative services agreement whereby pH Pharma Co., Ltd will perform investor relations services, functions and responsibilities on behalf of Peak Bio in the Republic of Korea. Under the agreement, Peak Bio is obligated to pay pH Pharma Co., Ltd. a one-time fee of $230,000 for the services performed from January 1, 2024 through April 30, 2024 and a monthly fee of $10,000 per month for services rendered from May 1, 2024 through July 31, 2024. At June 30, 2024, the amounts accrued to pH Pharma Co., Ltd under this agreement totaled $15,489, included in accounts payable in the unaudited condensed consolidated balance sheets. Peak Bio recognized $77,500 and $250,000 in expense under this administrative services agreement for the three and six months ended June 30, 2024, respectively.

Critical Accounting Policies and Significant Judgments and Estimates

The preparation of Peak Bio’s unaudited interim condensed consolidated financial statements and audited condensed consolidated financial statement and related disclosures in conformity with accounting principles generally accepted in the United States of America and Peak Bio’s discussion and analysis of Peak Bio’s financial condition and operating results require Peak Bio’s management to make judgments, assumptions and estimates that affect the amounts reported. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Peak Bio’s significant accounting policies and estimates are described in Note 2, “Summary of Significant Accounting Policies,” of the Notes to Audited Consolidated Financial Statements found elsewhere in this Joint Proxy Statement/Prospectus, which describes the significant accounting policies and methods used in the preparation of Peak Bio’s consolidated financial statements.

Recently Adopted Accounting Standards

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures. This ASU modified the disclosure and presentation requirements primarily through enhanced disclosures of significant segment expenses and clarified that single reportable segment entities must apply Topic 280 in its entirety. This guidance is effective for Peak Bio for the year beginning January 1, 2024, with early adoption permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statement. Peak Bio adopted ASU 2023-07 on January 1, 2024 and the adoption did not have a material effect on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies the accounting for convertible instruments by removing major separation models required under current U.S. GAAP. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for such exception and simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for public business entities that meet the definition of a SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Peak Bio adopted ASU 2020-06 on January 1, 2024.

On January 1, 2024, on adoption of ASU 2020-06, Peak Bio determined that the April 2023 Conversion Feature Liability met the derivative accounting scope exception and the conversion feature no longer required bifurcation form the April 2023 Convertible Notes and April 2023 Convertible Notes, related party (see Note 10). On January 1, 2024, the fair value of the fair value of the April 2023 Conversion Feature Liability was zero. Therefore, the adoption had no impact on Peak Bio’s unaudited condensed consolidated financial statements.

Recently Issued Accounting Standards Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The amendments are effective for all public entities for fiscal years beginning after December 15, 2024. Early adoption is permitted and should be applied either prospectively or retrospectively. Peak Bio plans to adopt ASU 2023-09 and related updates on January 1, 2025. It is currently evaluating the impact that the updated standard will have on its financial statement disclosures.

There were no other recently issued but not yet effective accounting pronouncements that will have a material effect on the accompanying unaudited condensed consolidated financial statements.

COMPARISON OF HOLDERS’ RIGHTS

Akari is a public limited company registered in England and Wales. The rights of holders of Akari Ordinary Shares are governed by English law, including the provisions of the Companies Act 2006, and by Akari’s Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations organized in, for example, Delaware. Holders of Akari ADSs will be able to exercise the shareholder rights for the Akari Ordinary Shares represented by such Akari ADSs through the Depositary Bank, only to the extent contemplated by the Deposit Agreement. In addition, only registered holders of Akari Ordinary Shares are afforded the rights of shareholders under English law and Akari’s Articles of Association. Because the Depositary Bank holds the Akari Ordinary Shares represented by Akari ADSs through a custodian, and the custodian or its nominee is the registered holder of the Akari Ordinary Shares represented by Akari ADSs, the holders of Akari ADSs must rely on the Depositary Bank to exercise the rights of a shareholder via its custodian. Holders of Akari ADSs are entitled to present Akari ADSs to the Depositary Bank for cancellation and withdraw the corresponding number of underlying Akari Ordinary shares but would be responsible for fees and taxes relating to such exchange. Fees and charges are also payable by Akari ADS holders in relation to certain other depositary services.

Peak Bio is a Delaware corporation and the rights of Peak Bio stockholders are governed by the applicable laws of the State of Delaware, including the DGCL, and by the Peak Bio Charter and the Peak Bio by-laws. Upon completion of the Merger, holders of shares of Peak Bio Common Stock will receive Akari ADSs in exchange for their shares of Peak Bio Common Stock. As a result, Peak Bio stockholders who become holders of Akari ADSs will have their rights governed principally by the Deposit Agreement, the terms of which are further detailed in the section of this Joint Proxy Statement/Prospectus titled “Description of Akari ADSs” which will differ from Delaware law and the Peak Bio Charter and Peak Bio by-laws.

Set forth below are the material differences between the rights of a holder of Akari ordinary shares under the laws of England and Wales and the Akari Articles of Association, on the one hand, and the current rights of Peak Bio stockholders under the DGCL and the Peak Bio Charter and Peak Bio by-laws, on the other hand. References to an Akari “shareholder” or “member” in the following summary are to the registered holder of an Akari Ordinary Share.

The following summary is not a complete statement of the rights of Akari shareholders and Peak Bio stockholders of either of the two companies or a complete description of the specific provisions referred to below. Furthermore, the description of some of the differences in these rights in this section is not intended to indicate that other differences that may be equally important do not exist. The statements in this section are qualified in their entirety by reference to, and are subject to, the relevant provisions of the laws of England and Wales and the DGCL, as well as each of Akari’s and Peak Bio’s organizational documents. This summary is qualified in its entirety be reference to the full text of each of the Akari Articles of Association, the Peak Bio Charter and the Peak Bio by-laws. For information on how to obtain a copy of these documents, see the section of this Joint Proxy Statement/prospectus titled “Where You Can Find More Information.”

	Akari	Peak Bio
Authorized Capital Stock

As of October 1, 2024, the issued share capital of Akari comprised 24,289,231,523 Akari Ordinary Shares and 12,142,457 Akari ADSs. Akari ADSs are listed on Nasdaq under the symbol “AKTX.”

Akari has no authorized share capital limit under its Articles of Association.

The aggregate number of shares of stock that Peak Bio has the authority to issue is 70,000,000 shares, consisting of 60,000,000 shares of Peak Bio Common Stock, par value $0.0001 per share and 10,000,000 shares of undesignated preferred stock, par value $0.0001 per share.

	Akari	Peak Bio
Akari’s Articles of Association provide that, subject to the Companies Act 2006 and to the authority of Akari in general meeting, the Akari Board has unconditional authority to allot, grant options over, issue warrants to subscribe, offer or otherwise deal with or dispose of any shares of the company to such persons, at such times and generally on such terms and conditions as they may determine, including issuing shares with such preferred or deferred rights as resolved by the company in general meeting.

As of September 24, 2024 the record date for the Peak Bio special meeting, 23,124,888 shares of Peak Bio Common Stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

The Peak Bio Charter expressly authorizes, to the fullest extent of the law, the Peak Bio Board, without stockholder approval, to provide by resolution or resolutions for, out of the unissued shares of undesignated preferred stock, the issuance of the shares of undesignated preferred stock in one or more series of such stock, and by filing a certificate of designations pursuant to applicable law of the State of Delaware, to establish or change from time to time the number of shares of each such series, and to fix the designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof.

Shares of Peak Bio Common Stock are listed on the OTC Pink Open Market under the trading symbol “PKBO.”

Annual Meetings of Stockholders

Under the Companies Act 2006, a public limited company must hold an annual general meeting in each six-month period following the company’s annual accounting reference date.

Akari’s Articles of Association provide that the annual general meeting should be held at such time and place or places as the Akari Board may determine, and the Akari Board may determine that the meeting will be held solely by means of one or more electronic facilities, with no physical place.

The Peak Bio by-laws provide that annual meetings of stockholders will be held at an hour, date and place within or without the United States which is fixed by the Peak Bio Board. Written notice of an annual meeting stating the place, date and hour of the meeting should be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the annual meeting.

	Akari	Peak Bio
General Meetings of Stockholders

Under the Companies Act 2006, a general meeting of the shareholders of a public limited company may be called by the directors.

Under the Companies Act 2006, Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings can require the directors to call a general meeting.

Under the Companies Act 2006, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.

The Peak Bio by-laws provide that all stockholder meetings shall be held at the time and place, within or outside the State of Delaware, as designated by the Peak Bio Board and stated in the meeting notice or in a duly executed waiver of notice.

Special meetings of the stockholders, unless otherwise specified by law or the Certificate of Incorporation, may only be called by a majority of the Peak Bio Board of Directors, its President, or its Chairman, and shall be called a meeting upon a written request from stockholders owning a majority of the corporation’s outstanding voting stock. The request must state the meeting’s purpose or purposes. Written notice of a special meeting, including the time, place, and purposes, shall be given to each voting stockholder no less than ten (10) and no more than sixty (60) days before the meeting date. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of Peak Bio stockholders.

Stockholder Action by Written Consent	Under English law, shareholders of a public company such as Akari are not permitted to pass resolutions by written consent. All shareholder decisions must be taken at the general meeting.	Peak Bio’s by-laws provides that no action that is required or permitted to be taken by the stockholders of the corporation at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting.

Number and Election of Directors	Under the Companies Act 2006, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s Articles of Association. Akari’s Articles of Association provide that, unless and until Akari’s shareholders otherwise determine in general	The Peak Bio by-laws provide that the number of directors shall be between one (1) and seven (7). The exact number, within these limits, shall be determined by the Board of Directors as specified in the charter as determined by the Peak Bio Board. The directors shall be classified, with respect to the term for which they severally

	Akari	Peak Bio

meeting, the number of directors shall not be subject to any maximum but shall not be less than three. As of the date of this Joint Proxy Statement/Prospectus, the Akari Board consists of 5 directors.

Under English law, the procedure by which directors (other than a company’s initial directors) are appointed is typically set out in a company’s Articles of Association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.

Subject to the provisions of Akari’s Articles of Association, the shareholders may, through an ordinary resolution, appoint any individual as a director, whether to fill a casual vacancy or as an additional director.

The Akari Board may appoint any individual as a director from time to time, whether to fill a casual vacancy or as an additional director, provided that the total number of directors does not exceed the maximum number established by or in accordance with Akari’s Articles of Association. Any director appointed by the Akari Board will serve only until the conclusion of the next annual general meeting and is eligible for reappointment at that meeting.

hold office, into three classes. The directors shall hold office in the manner provided in the Peak Bio Charter. Directors in Class I shall serve until the first annual meeting of stockholders following the effectiveness of the Peak Bio Charter. Directors in Class II shall serve until the second annual meeting. Directors in Class III shall serve until the third annual meeting.

Except as otherwise required by the DGCL, between annual or special stockholder meetings called for the election or removal of directors and the filling of any related vacancies, newly created directorships and any vacancies on the Peak Bio Board (including those resulting from the removal of directors for cause) may be filled only by a majority vote of the remaining directors in office, even if less than a quorum, or by the sole remaining director. All directors shall serve until the end of their respective terms and until their successors are elected and qualified. A director elected to fill a vacancy due to death, resignation, or removal shall serve for the remainder of the original term and until a successor is elected and qualified.

Nominations for election of directors at a stockholder meeting may be made by the Peak Bio Board, any committee or persons appointed by the Peak Bio Board, or any stockholder entitled to vote in the election who complies with the notice procedures set forth in the by-laws.

Director Qualifications	The Companies Act 2006 requires that an English company must have at least one director who is a natural person.	The Peak Bio by-laws provide that no director need be a stockholder of Peak Bio.

	Akari	Peak Bio
	Under Akari’s Articles of Association, a director need not hold any share qualification.	The DGCL requires that directors of Delaware corporations be natural persons.

Fiduciary Duties	Under English law, a director owes various statutory and fiduciary duties to the company, including (i) to act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole, (ii) to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company (iii) to act in accordance with the company’s constitution and only exercise his powers for the purposes for which they are conferred, (iv) to exercise independent judgment, (v) to exercise reasonable care, skill and diligence, (vi) not to accept benefits from a third party conferred by reason of his being a director or doing (or not doing) anything as a director, and (vii) a duty to declare any interest that he has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

Under the DGCL, a member of the board of directors, or a member of any committee designated by the board of directors, is, in the performance of such member’s duties, fully protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports or

	Akari	Peak Bio
statements presented to the corporation by any of the corporation’s officers or employees, or committees of the board of directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

Limitation of Liability of Directors

Under the Companies Act 2006, any provision (whether contained in a company’s Articles of Association or any contract or otherwise) that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the Companies Act 2006, which provides exceptions for the company to (a) purchase and maintain insurance against such liability; (b) provide a “qualifying third party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company as long as he is successful in defending the claim or criminal proceedings); and (c) provide a “qualifying pension scheme indemnity” (being

Under the DGCL, a corporation’s charter may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•  any breach of the director’s duty of loyalty to the corporation or its stockholders;

•  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•  intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•  any transaction from which the director derives an improper personal benefit.

The Peak Bio Charter contains such a limitation of liability to the fullest extent authorized by the DGCL.

	Akari	Peak Bio
an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan).

Indemnification of Directors and Officers

Under Akari’s Articles of Association, subject to the provisions of English law, every director or other officer (excluding an auditor) of Akari is entitled to be indemnified by Akari against all costs, expenses, losses, and liabilities incurred in the execution of their duties or powers or otherwise in relation to them, including liabilities incurred by such individual in defending proceedings (whether civil or criminal), provided they are acquitted, the judgment is in their favor, or where relief is granted by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of Akari. The Companies Act 2006 renders void an indemnity for a director against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a directors as described in “Limitation of Liability of Directors” above.

Subject to the provisions of English law, Akari has the power to purchase and maintain insurance for Akari or for any director, secretary or officer of Akari against any liability which by virtue of any rule of law would otherwise attach to such individuals in respect of any negligence, default, breach of duty or breach of trust of which such individuals may be liable for or guilty in relation to Akari.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than a derivative action), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by Peak Bio’s charter, by-laws, disinterested director vote, shareholder vote, agreement or otherwise.

	Akari	Peak Bio

The Peak Bio Charter provides that a Peak Bio director shall not be personally liable to Peak Bio or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to Peak Bio or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended after the effective date of Peak Bio’s charter to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Peak Bio Charter and by-laws provide that each director and officer shall be indemnified and held harmless by Peak Bio to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, and to the extent authorized in the Peak Bio by-laws.

Removal of Directors	Under the Companies Act 2006, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided that 28 clear days’ notice of the resolution is given to the company and its shareholders and certain other procedural requirements under the Companies Act 2006 are followed	The Peak Bio by-laws provide that the directors may be removed from office, with or without cause, by a majority vote of the holders of the outstanding shares entitled to vote in the election of directors. If the board is classified, stockholders may remove directors only for cause. If any director is removed, new directors may be elected at the same time to serve the unexpired portion of the term.

	Akari	Peak Bio

(such as allowing the director to make representations against his or her removal either at the meeting or in writing).

The office of a director shall be vacated in certain situations enumerated in Akari’s Articles of Association, which include (i) the director resigns by written notice, authorized as required by the other directors and sent to or left at the registered office of Akari, (ii) the director becomes bankrupt, makes arrangements or compositions with creditors, or applies for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement, (iii) a competent court orders the director’s detention or appoints a guardian or receiver due to mental disorder (iv) the director is absent from meetings for six (6) consecutive months without leave, and their alternate has not attended in their place and the directors resolve that the office be vacated, (v) the director ceases to hold office pursuant to provisions of the Companies Act 2006 or Akari’s Articles of Association, or (vi) the director becomes legally prohibited from serving as a director, considering any applicable grace periods or exceptions.

See also “Retirement, Newly Created Directorships and Vacancies” below.

Retirement, Newly Created Directorships and Vacancies

Any director appointed by the board shall retire at the next annual general meeting.

The directors to retire each year include: (i) any director who wishes to retire and not seek re-election, and (ii) directors who

The Peak Bio by-laws provide that directors shall hold office until the next annual meeting of stockholders at which their class stands for election or until their earlier resignation, removal, death, or incapacity. Unless otherwise provided in the charter, vacancies

	Akari	Peak Bio

have served the longest since their last appointment or re-appointment but, as between persons who became or were last re-appointed directors on the same day, those to retire are determined by the board on the chairman’s recommendation.

In any two-year period, a majority of the directors must stand for re-election or replacement. If this majority is not met, the directors to retire are those who have served the longest since their last appointment or re-appointment, but, as between persons who became or were last re-appointed directors on the same day, those to retire are determined by the board on the chairman’s recommendation. A retiring director is eligible for re-appointment.

Akari may fill the vacated office at the meeting where a director retires. If not, the retiring director, if willing to act, is deemed re-appointed unless it is expressly resolved not to fill the vacancy or a resolution for their re-appointment is put to the meeting and lost.

See also “Number and Election of Directors” above.

and newly created directorships resulting from an increase in the number of directors or any other cause may be filled by a majority of the remaining directors, even if less than a quorum, or by a sole remaining director. Each director so chosen shall hold office until the next election of the class for which they were chosen, and until their successor is elected and qualified, or until their earlier resignation, removal, death, or incapacity.

The Peak Bio Charter provides that except as otherwise required by the DGCL, between annual or special stockholder meetings called for the election or removal of directors and the filling of any related vacancies, newly created directorships and any vacancies on the board, including those resulting from the removal of directors for cause, may be filled only by a majority vote of the remaining directors in office, even if less than a quorum, or by the sole remaining director. A director elected to fill a vacancy due to death, resignation, or removal shall serve for the remainder of the original term and until a successor is elected and qualified.

Nomination of Directors

Under Akari’s Articles of Association, a motion for approving a person’s appointment or for nominating a person for appointment is treated as a motion for their appointment.

The board and Akari in general meeting have the power at any time to appoint any person as a director, either to fill a casual vacancy or as an additional director, ensuring that the total number of directors does not

The Peak Bio by-laws provide that nominations of persons for election to the Peak Bio Board may be made:

•  by the Peak Bio Board;

•  by any committee or persons appointed by the Peak Bio Board; or

•  by any stockholder of Peak Bio who was a stockholder of record at the time of giving of notice provided for in the

	Akari	Peak Bio

exceed any maximum fixed by or in accordance with the Articles of Association.

No person other than a retiring director, unless recommended by the directors, is eligible for appointment as a director at any general meeting unless a qualified member gives Akari written notice of their intention to propose the person for appointment, including the required particulars, and the proposed person provides written consent, not fewer than seven nor more than 42 clear days before the meeting.

by-laws, who is entitled to vote at the meeting, who is present (in person or by proxy) at the meeting and who complies with the notice procedures set forth in Peak Bio by-laws as to such nomination or business.

A stockholder’s nomination must be made pursuant to timely notice requirement of the corporation. The notice must be received at the principal executive offices 60-90 days before the meeting. If less than 70 days’ notice or public disclosure is given, the notice must be received within 10 days of the notice or disclosure. The notice must include the nominee’s name, age, addresses, occupation, stock ownership, and other required information, as well as the stockholder’s name, address, and stock ownership.

Quorum for Stockholders Meetings

Akari’s Articles of Association provide that two persons entitled to vote at the meeting, each being a member, a proxy for a member, or a representative of a corporation which is a member, holding in the aggregate at least one-third (33 1/3%) of Akari’s outstanding share capital, shall constitute a quorum. If Akari has only one member, that member in person, by proxy, or as a corporate representative, shall constitute a quorum.

If a quorum is not present within 30 minutes of the time appointed for a general meeting, the meeting will be dissolved if it was called by members. In any other case, it will stand adjourned to the same day in the next week at the same time and place (or places), or to such other day and at such other

The Peak Bio by-laws provide that a majority of the outstanding shares entitled to vote, present in person or represented by proxy, constitute a quorum at any meeting of Peak Bio stockholders. If less than a quorum is present at a meeting, the holders of voting stock representing a majority of the voting power present at the meeting or the presiding officer may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the original meeting. If an adjournment exceeds 30 days, or if a new record date is set, notice of the adjourned meeting

	Akari	Peak Bio

time and place (or places) as the Akari Board may determine.

If a quorum is not present within 15 minutes at an adjourned meeting, the member or members present in person or by proxy and entitled to vote will have the power to decide on all matters that could have been addressed at the originally convened meeting. If a meeting is adjourned for 30 days or more, Akari must give at least seven clear days’ notice, specifying the place (or places), day, and time of the adjourned meeting, and stating that the member or members present will form a quorum. Subject to the Companies Act 2006, it is not necessary for the notice to include details of the business to be transacted at such adjourned meeting.

must be given to each stockholder entitled to vote.

Notice of Stockholder Meetings

Under the Companies Act 2006, 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company’s Articles of Association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting.

Certain matters (such as the removal of directors or auditors) require special notice, which is 28 days’ notice of relevant the resolution being given to the company and its shareholders.

Under Akari’s Articles of Association, the notice shall specify the principal place, any other place where members or proxies are permitted to be present, the day and time of the meeting, the general nature of the business to be conducted, and any other information required by law. For an annual general meeting, the

Under the DGCL and the Peak Bio by-laws, written notice of annual and special meetings of Peak Bio stockholders must be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

The Peak Bio by-laws provide that notice to stockholders of an annual and special meeting of stockholders may be given personally or by mail. Notice of a special meeting must also state the purpose for which the special meeting is called.

Notice of all special meetings of stockholders shall be given in the same manner as provided for annual meetings, except that the notice of all special meetings shall state the purpose or purposes for which the meeting has been

	Akari	Peak Bio

notice must specify the meeting as such. For any place that is an electronic facility, the notice shall specify the means of attendance and participation, along with any known access, identification, and security requirements.

Notwithstanding that it is called by shorter notice pursuant to the Companies Act 2006, a meeting of Akari is deemed duly called if agreed: (i) in the case of an annual general meeting, by all members entitled to attend and vote; or (ii) in the case of any other meeting, by a majority in number of members entitled to attend and vote, holding not less than 95% in nominal value of the shares giving that right (excluding treasury shares).

called. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Notice of an annual meeting or special meeting of stockholders need not be given to a stockholder if a waiver of notice is executed.

For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to the Peak Bio by-laws, the notice must be received at the principal executive offices 60-90 days before the meeting. If less than 70 days’ notice or public disclosure is given, the notice must be received within 10 days of the notice or disclosure. A stockholder’s notice must include:

(a) For each proposed matter: a brief description and the reasons for bringing it before the annual meeting, and any material interest of the stockholder in the matter.

(b) For the stockholder: the name and record address, and the class, series, and number of shares beneficially owned.

The public announcement of an adjournment or postponement of an annual meeting of stockholders will not commence a new time period for the giving of a stockholder’s notice as described above.

Voting Rights	Subject to any special rights or restrictions as to voting pursuant to Akari’s Articles of Association, every member entitled to vote, whether personally present at a meeting or represented by one or more duly appointed proxies or one or more duly authorized corporate representatives, has one vote on both a show of hands and on a vote by poll for each share of which he is the holder.

Each share of Peak Bio Common Stock entitles the holder to one vote at all meetings of Peak Bio stockholders.

The Peak Bio by-laws provide that, when a quorum is present at any meeting of stockholders, any matter before any such meeting (other than an election of a director or directors) shall be decided by a majority of the

Akari	Peak Bio

Under English law, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or the company’s Articles of Association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act 2006, a poll may be demanded by (a) not fewer than five shareholders having the right to vote on the resolution; (b) any shareholder(s) representing at least 10% of the total voting rights of all the shareholders having the right to vote on the resolution; or (c) any shareholder(s) holding shares in the company conferring a right to vote on the resolution being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s Articles of Association may provide more extensive rights for shareholders to call a poll.

Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present (in person or by proxy) at the meeting.

shares represented and entitled to vote thereon, except as is otherwise required by law or by the Peak Bio Charter.

All proxies must be executed in writing and filed with the Secretary of the Corporation by the day they are exercised. No proxy shall be voted or acted upon more than three (3) years from its date, unless it specifies a longer duration.

Peak Bio stockholders do not have any cumulative voting rights.

	Akari	Peak Bio
Disclosure of Interests in Shares

When Akari serves a notice requiring information about interests in shares (a “Section 793 Notice”) on a member or any person whom it knows to be, or has reasonable cause to believe to be interested in Akari shares held by that member, and the member or other person fails to provide the required information within 14 days following the date of service of the Section 793 Notice, the board may serve a disenfranchisement notice on the holder of such default shares.

Upon service of the disenfranchisement notice, the following sanctions will apply unless the Akari Board determines otherwise: (i) the member will be not entitled, in respect of the default shares, to be present or to vote (either in person or by proxy) at a general meeting or at a separate meeting of the holders of a class of shares or on a poll, or to exercise other rights conferred by membership in relation to the meeting or poll; and (ii) where the default shares represent at least 0.25% in nominal value of the issued shares of their class (excluding any shares held as treasury shares). Where the default shares represent at least 0.25 percent of their class, any dividend or other amount payable in respect of the default shares will be withheld by Akari and no transfer of any of the default shares will be registered unless: the transfer is an excepted transfer; or the member is not in default in supplying the required information and proves to the satisfaction of the board that no person in default in supplying the required information is interested in any of the relevant shares; or the registration of the transfer is

Neither the DGCL nor the Peak Bio Charter or by-laws impose an obligation with respect to disclosure by stockholders of their interests in shares of Peak Bio common stock, except as part of a stockholders’ nomination of a director or stockholder proposals to be made at an annual meeting.

Acquirers of shares of Peak Bio Common Stock are subject to disclosure requirements under Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder, which provide that any person who becomes the beneficial owner of more than five (5) percent of the outstanding shares of Peak Bio Common Stock must, within ten (10) days after such acquisition and subject to certain exceptions, file a Schedule 13D with the SEC disclosing specified information, and send a copy of the Schedule 13D to Peak Bio and to each securities exchange on which shares of Peak Bio common stock are traded. Amendments to Schedule 13D representing changes in co-ownership or intentions with respect to Peak Bio must be filed promptly.

Peak Bio is required by the rules of the SEC to disclose in the proxy statement relating to its annual meeting of shareholders the identity and number of shares of Peak Bio voting securities beneficially owned by:

•  each of its directors;

•  its principal executive officer;

•  its principal financial officer;

•  each of its three most highly compensated executive officers other than its principal executive officer

	Akari	Peak Bio
regulated by any regulations binding on Akari in respect of uncertificated shares.

and its principal financial officer;

•  all of its directors and executive officers as a group; and

•  any beneficial owner of five (5) percent or more of the Peak Bio voting securities of which Peak Bio is aware.

Conflicts of Interest

If a director is directly or indirectly interested in a proposed transaction or arrangement with Akari, they must declare the nature and extent of their interest to the other directors before the transaction or arrangement is entered into. If a director is interested in a transaction or arrangement that has been entered into by Akari (before or after they became a director), they must declare the nature and extent of their interest to the other directors as soon as reasonably practicable.

A director need not declare an interest as described above: (i) unless the director is aware (or ought reasonably to be aware) of the interest and the transaction or arrangement in question; (ii) if it cannot reasonably be regarded as likely to give rise to a conflict of interest; (iii) if the other directors are already aware of it (or ought reasonably to be aware of it); or (iv) if it concerns terms of their service contract that have been or are to be considered by a meeting of the board or by a committee of the board appointed for that purpose.

Except as provided in Akari’s Articles of Association, a director shall not vote or count in the quorum at a meeting of the directors concerned with any actual or proposed transaction or

Under the DGCL, a contract or transaction in which a director has an interest will not be voidable solely for this reason if (i) the material facts about such interested director’s interest are disclosed or are known to the board of directors or an informed and properly functioning independent committee thereof, and a majority of disinterested directors or such committee in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts about such interested director’s relationship or interest are disclosed or are known to the stockholders entitled to vote on such transaction, and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon or (iii) the transaction is fair to the corporation as of the time it is authorized, approved or ratified. The mere fact that an interested director is present and voting on a transaction in which he or she is interested will not itself make the transaction void. Interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee that authorizes the contract or transaction. Under the DGCL, an interested director could be held liable for a

Akari	Peak Bio

arrangement with Akari in which he or she has an interest, other than for any resolution concerning the following:

(i) the giving of any security, guarantee, or indemnity to them for money lent or obligations incurred at the request of or for the benefit of Akari or its subsidiaries;

(ii)  the giving of any security, guarantee, or indemnity to a third party for a debt or obligation of Akari or its subsidiaries for which they have assumed responsibility under a guarantee or indemnity or by the giving of security;

(iii)  any proposal concerning an offer of shares, debentures, or other securities of or by Akari or its subsidiaries in which they are interested as a participant, holder, or underwriter;

(iv) contracts or proposals concerning any other company in which they are interested, unless they hold an interest representing 1% of the equity share capital or voting rights of such company;

(v)   any contract, arrangement transaction or proposal concerning the adoption, modification, or operation of a superannuation fund or benefits scheme approved by HM Revenue & Customs under which they may benefit;

(vi) any contract, arrangement transaction or proposal concerning the adoption, modification, or operation of any schemes for employees,

transaction in which such director derived an improper personal benefit.

	Akari	Peak Bio

including full-time executive directors, to acquire shares of Akari without awarding them any additional privileges;

(vii) any contract, arrangement transaction or proposal concerning insurance which Akari proposes to maintain or purchase for the benefit of directors or other persons.

Related Party Transactions	Under the Companies Act 2006, certain transactions between a director (or a person connected with a director) and a related company of which he or she is a director are prohibited unless approved by the shareholders, such as loans, credit transactions and substantial property transactions.

Peak Bio is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•  before the stockholder became interested, Peak Bio Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also

Akari	Peak Bio

officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•  at or after the time the stockholder became interested, the business combination was approved by the Peak Bio Board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•  any merger or consolidation involving the corporation and the interested stockholder;

•  any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10 percent or more of the assets of the corporation;

•  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•  subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•  the receipt by the interested stockholder of the benefit of any loans, advances,

Akari	Peak Bio

guarantees, pledges, or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15 percent or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

The Peak Bio Board adopted a related person transaction policy, which requires all related person transactions to be reviewed and approved by Peak Bio’s audit committee. This review covers any material transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, and a related person had or will have a direct or indirect material interest, including, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. A “related person” is any person who is or was one of Peak Bio’s executive officers or directors or is a holder of more than five (5) percent of shares of Peak Bio Common Stock, or their immediate family members or any entity owned or controlled by any of the foregoing persons.

Peak Bio is required to disclose certain information regarding related party transactions in accordance with SEC rules.

	Akari	Peak Bio
Inspection of Records	Akari’s Articles of Association provide that no member (other than a director or officer of Akari) shall have the right to inspect any account or book or document of Akari except as conferred by the Companies Act 2006 or authorized by the Akari Board in general meeting.	Under Section 220 of the DGCL, a stockholder or its agent has a right to inspect Peak Bio’s stock ledger, a list of all of its stockholders and its other books and records during the usual hours of business upon written demand stating his or her purpose (which must be reasonably related to such person’s interest as a stockholder). If Peak Bio refuses to permit such inspection or refuses to reply to the request within 5 business days of the demand, the stockholder may apply to the Delaware Court of Chancery for an order to compel such inspection.

Amendments of Governing Documents

Under English law, Akari’s shareholders may, by special resolution amend its Articles of Association.

If at any time the capital of Akari is divided into different classes of shares, all or any of the rights or privileges attached to any class may be varied or abrogated either in such manner, if any, as may be provided by such rights, or in the absence of any such provision, with the consent in writing of the holders of at least three fourths of the nominal value of the issued shares of that class excluding any shares of that class held as treasury shares, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class, but not otherwise.

The Peak Bio by-laws may from time to time be adopted, amended, or repealed by the stockholders entitled to vote at any regular or special meeting, or by the Peak Bio Board.

Under the DGCL, the adoption of a resolution of advisability by the Peak Bio Board, followed by affirmative vote of the holders of a majority of the outstanding shares entitled to vote, is required to amend the Peak Bio Charter. In addition, amendments that make changes relating to a class of stock by increasing or decreasing the par value or the aggregate number of authorized shares of a class or otherwise adversely affecting the rights of that class, must be approved by the majority vote of each class of stock, or series thereof, affected, unless in case of an increase in the number of shares, the Peak Bio Charter takes away that right.

Fundamental Changes	Under English law certain matters require shareholder approval by way of special resolution or ordinary resolution passed at a general meeting. Matters requiring	Under the DGCL, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in

	Akari	Peak Bio

a special resolution include (amongst others) amendments to the company’s Articles of Association, reductions of capital, a change to the company’s name and a resolution by the company that it be wound up voluntarily. Certain matters requiring an ordinary resolution (but not all) are indicated in this summary.

See also “Business Combinations Without a Vote of Stockholders” below.

the usual course of the corporation’s business, or a dissolution of the corporation, which the board deems advisable and in the best interests of a corporation must be approved by the vote of a majority of the outstanding stock of the corporation entitled to vote on the matter.

Protection of Minority Stockholders; Anti-Takeover Measures	If at the time of a takeover offer the Takeover Panel determines that Akari has its place of central management and control in the United Kingdom, Akari would be subject to the Takeover Code, which is issued and administered by the Takeover Panel. The Takeover Code provides a framework within which takeovers of companies subject to it are conducted, including, in particular, certain rules in respect of mandatory offers.	Peak Bio is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with any interested stockholder for a three-year period following the time that such stockholder becomes an interested stockholder, unless the board of directors approves the business combination or the transaction by which such stockholder becomes an interested stockholder, in either case, before the stockholder becomes an interested stockholder, the interested stockholder acquires 85 percent of the corporation’s outstanding voting stock in the transaction by which such stockholder becomes an interested stockholder, or the business combination is subsequently approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3 percent of the corporation’s outstanding voting stock not owned by the interested stockholder.

Appraisal Rights	English law does not generally provide for appraisal rights.	Under the DGCL, a stockholder may dissent from, and receive payments in cash for, the fair value of his or her shares as

Akari	Peak Bio
However, pursuant to sections 979 to 991 of the Companies Act 2006, where a takeover offer has been made for Akari and the offeror has acquired or unconditionally contracted to acquire not less than 90 percent in value of the shares to which the offer relates and, in a case where the shares to which the offer relates are voting shares, not less than 90 percent of the voting rights carried by those shares, the offeror may give notice, to the holder of any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire that he or she wishes to acquire and is entitled to so acquire, to acquire those shares of the same terms as the general offer. Where a takeover offer has been made for Akari, the holder of any voting shares to which the offer relates who has not accepted the offer may require the offeror to acquire those shares if, at any time before the end of the period within which the offer can be accepted, the offeror has acquired or unconditionally contracted to acquire some (but not all) of the shares to which the offer relates and those shares amount to not less than 90 percent in value of the voting shares to which the offer relates and carry not less than 90 percent of the voting rights in Akari. The holder of any non-voting shares to which the offer relates who has not accepted the offer may require the offeror to acquire those shares if, at any time before the end of the period within which the offer can be accepted, the offeror has acquired or unconditionally contracted to acquire some (but not all) of the shares to which the offer relates and those shares amount to not less than 90 percent in value of all the shares in Akari.

appraised by the Delaware Court of Chancery in the event of certain mergers and consolidations. However, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon the merger or consolidation, or on the record date with respect to action by written consent, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Further, no appraisal rights are available to stockholders of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation.

Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the Merger Agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a)  - (c). Appraisal rights are also available under the DGCL in certain other circumstances, including in certain parent-subsidiary corporation mergers and in certain circumstances where the charter so provides.

The Peak Bio Charter does not provide for appraisal rights in any additional circumstance.

	Akari	Peak Bio
Business Combinations Without a Vote of Stockholders	The Companies Act 2006 provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and may be used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require (i) the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing at least 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy; and (ii) the approval of the court.	An entity owning at least 90% or, in certain circumstances and subject to certain additional requirements, a majority of the outstanding shares of a corporation formed under the DGCL may merge with or into another corporation by (i) authorizing such merger in accordance with the owning entity’s governing documents and the laws of the jurisdiction under which such entity is formed or organized and (ii) filing with the Delaware Secretary of State a certificate of such ownership and merger, which shall state the terms and conditions of the merger, including the securities, cash, property, or rights to be issued, paid, delivered or granted by the surviving constituent party upon surrender of each share of the corporation or corporations not owned by the entity. Such a merger would not require the approval of the stockholders of the other corporation; however, the owners of the shares in the other corporation not owned by the merging entity would have appraisal rights.

Derivative Actions	Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Companies Act 2006 provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for	Under the DGCL, stockholders may bring derivative litigation against a corporation if the corporation does not enforce its own rights. A stockholder must make a demand upon the board before bringing a derivative suit, unless the demand is excused. A stockholder bringing a derivative suit must (i) have been a stockholder at the time of the wrong complained of or the stockholder must have received stock in the corporation by operation of law from a person who was such a stockholder at the time of the wrong and (ii) remain a stockholder throughout the

	Akari	Peak Bio
a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders.

litigation. There is no requirement under the DGCL to advance the expenses of a lawsuit to a stockholder bringing a derivative suit.

An individual also may commence a class action suit on behalf of himself or herself and other similarly situated shareholders where the requirements for maintaining a class action have been met.

Dividends and Liquidation

Subject to the provisions of English law, Akari may by ordinary resolution declare dividends up to the amount recommended by the board. If, in the opinion of the directors, Akari’s profits available for distribution justify such payments, the directors may from time to time pay interim dividends. Subject to any special rights attaching to or terms of issue of any shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. No dividend shall be paid otherwise than out of profits available for distribution as specified under the provisions of the Companies Act 2006.

All dividends will be apportioned and paid pro rata according to the amounts paid up on the shares during any portion of the period for which the dividend is paid, except that if any share is issued with specific dividend rights, it will rank for dividend accordingly.

Whether a liquidation affecting Akari is voluntary, under supervision, or by the court, the liquidator may, with the authority of a special resolution and any other sanction required by English law, divide among the members in

Under the DGCL, Peak Bio stockholders are entitled to receive dividends if, as and when declared by the Peak Bio Board. The Peak Bio Board may declare and pay a dividend to Peak Bio stockholders out of surplus or, if there is no surplus, out of net profits for the year in which the dividend is declared or the immediately preceding fiscal year, or both, provided that such payment would not reduce capital below the amount of capital represented by all classes of outstanding stock having a preference as to the distribution of assets upon liquidation. A dividend may be paid in cash, in shares of Peak Bio Common Stock or in other property.

Under the DGCL, shares of Peak Bio Common Stock may be acquired by Peak Bio and subsidiaries of Peak Bio without stockholder approval. Shares of such Peak Bio Common Stock owned by a majority-owned subsidiary are neither entitled to vote nor counted as outstanding for quorum purposes.

Subject to the Peak Bio Charter, the Peak Bio Board may declare dividends on the capital stock at any regular or special meeting, in accordance with the law.

	Akari	Peak Bio
	specie or in kind the whole or any part of Akari’s assets. The liquidator may, with the like authority, vest any part of the assets in trustees upon trusts for the benefit of members as deemed fit, and the liquidation may be closed and Akari dissolved. No member will be compelled to accept any shares in respect of which there is a liability.	Dividends may be paid in cash, property, or shares of capital stock. Before paying any dividend, the Peak Bio Board may set aside reserves from available funds for contingencies, equalizing dividends, repairs, maintenance, or other purposes deemed beneficial to the corporation.

Redemption and Repurchase of Shares

Under English law, a public limited company may only purchase its own shares or redeem redeemable shares out of the distributable profits of the company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase or redemption. A limited company may not purchase its own shares if as a result of the purchase there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares.

Subject to the above, Akari may purchase its own shares in the manner prescribed below. Akari may purchase on a recognized investment exchange its own fully paid shares pursuant to an ordinary resolution of the company. The resolution authorizing the purchase must (i) specify the maximum number of shares authorized to be acquired, (ii) determine the maximum and minimum prices that may be paid for the shares, and (iii) specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire. As an overseas exchange, Nasdaq is not a recognized investment exchange for these purposes.

Under the DGCL, Peak Bio may redeem or repurchase shares of its own Peak Bio Common Stock, except that generally it may not redeem or repurchase those shares if the capital of Peak Bio is impaired at the time or would become impaired as a result of the redemption or repurchase of such shares. If Peak Bio were to designate and issue shares of a series of preferred stock that is redeemable in accordance with its terms, such terms would govern the redemption of such shares. Repurchased and redeemed shares may be retired or held as treasury shares. Shares that have been repurchased but have not been retired may be resold by a corporation for such consideration as the board of directors may determine in its discretion.

	Akari	Peak Bio

Akari may purchase its own fully paid shares otherwise than on a recognized investment exchange pursuant to a purchase contract authorized by special resolution of the company before the purchase takes place. Any authority will not be effective if any shareholder from whom Akari proposes to purchase shares votes on the resolution and the resolution would not have been passed if he had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

Akari may issue shares which are to be redeemed, or are liable to be redeemed at the option of the company or the holder. The board may decide the terms, conditions and manner of redemption of any of those shares prior to when the shares are allotted.

Annual and Periodic Reporting Requirements

Under the Companies Act 2006, Akari is required to prepare audited consolidated accounts, a directors’ report, a strategic report and a directors’ remuneration report for each financial year of the company.

As an SEC registrant whose ADSs trade on Nasdaq and a smaller reporting company and non-accelerated filer under SEC rules, Akari must file with the SEC, among other reports and notices:

•  an Annual Report on Form 10-K within ninety (90) days after the end of the fiscal year; and

•  a Quarterly Report on Form 10-Q within forty five (45) days after the end of each fiscal quarter.

As a U.S. public company and a small reporting company and non-accelerated filer under SEC rules, Peak Bio must file with the SEC, among other reports and notices:

•  an Annual Report on Form 10-K within ninety (90) days after the end of the fiscal year; and

•  a Quarterly Report on Form 10-Q within forty five (45) days after the end of each fiscal quarter.

These reports are Peak Bio’s principal disclosure documents, and in addition to financial statements, these reports include details of Peak Bio’s business, its capitalization and recent transactions; management’s discussion and analysis of Peak

Akari	Peak Bio

These reports are Akari’s principal disclosure documents, and in addition to financial statements, these reports include details of Akari’s business, its capitalization and recent transactions; management’s discussion and analysis of Akari’s financial condition and operating results; and officer certifications regarding disclosure controls and procedures, among other matters. In addition, Akari must file with the SEC:

a proxy statement in connection with the annual shareholders meeting containing information regarding Akari’s executive compensation and the holdings of Akari securities by Akari’s directors, executive officers, and greater than five (5) percent shareholders; and

Current Reports on Form 8-K within four business days of the occurrence of specified or other important corporate events.

The corporate events required to be disclosed on Form 8-K include, among other things:

•  entry into a material agreement;

•  unregistered sales of equity securities;

•  changes in control;

•  changes in the composition of the board of directors or executive officers; and

•  amendments to Articles of Association.

Further, Akari’s officers, directors and ten (10) percent shareholders are subject to the reporting and “short-swing” profit recovery provisions of Section 16 of the

Bio’s financial condition and operating results; and officer certifications regarding disclosure controls and procedures, among other matters. In addition, Peak Bio must file with the SEC:

•  a proxy statement in connection with the annual shareholders meeting containing information regarding Peak Bio’s executive compensation and the holdings of Peak Bio securities by Peak Bio’s directors, executive officers, and greater than five (5) percent shareholders; and

•  Current Reports on Form 8-K within four business days of the occurrence of specified or other important corporate events.

The corporate events required to be disclosed on Form 8-K include, among other things:

•  entry into a material agreement;

•  unregistered sales of equity securities;

•  changes in control;

•  changes in the composition of the board of directors or executive officers; and

•  amendments to articles of incorporation or by-laws.

Further, Peak Bio’s officers, directors and ten (10) percent shareholders are subject to the reporting and “short-swing” profit recovery provisions of Section 16 of the U.S. Exchange Act and the rules thereunder with respect to their purchases and sales of shares of Peak Bio Common Stock.

	Akari	Peak Bio
U.S. Exchange Act and the rules thereunder with respect to their purchases and sales of Akari securities.

Proxy Statements and Reports	Under the Exchange Act proxy rules, Akari must comply with notice and disclosure requirements relating to the solicitation of proxies for shareholder meetings.	Under the Exchange Act proxy rules, Peak Bio must comply with notice and disclosure requirements relating to the solicitation of proxies for stockholder meetings.

Board Remuneration

Subject to the Companies Act 2006, each director may be paid remuneration by Akari as determined by the board. This remuneration may include salary, commission, profit participation, share options, pension or insurance benefits, or any combination thereof.

Each Akari director may be paid such director’s reasonable travelling expenses of attending and returning from any meeting, which as a director they are entitled to attend. Each Akari director will be paid all expenses properly and reasonably incurred by such director in the conduct of Akari’s business or in the discharge of their duties as a director.

The Akari directors may exercise all the powers of the company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner, for any director or former director, or any person who is or was at any time employed by, or held an executive or other office or place of profit in, the company or any subsidiary of the company and for the families and persons who are or were dependents of any such persons and for the purpose of providing any such benefits contribute to any scheme trust or fund or pay any premiums.

Peak Bio directors shall receive such compensation for their services and may be reimbursed for their expenses incurred in attending each Peak Bio Board meeting and may receive a fixed amount or salary for attending these meetings. Such payment does not preclude any director from serving the corporation in other capacities and receiving compensation for those services. Members of special or standing committees may also receive similar compensation for attending committee meetings.

	Akari	Peak Bio
Exclusive Forum	Akari’s Articles of Association do not stipulate an exclusive forum for a derivative action brought by an Akari shareholder pursuant to the Companies Act 2006. However, the Companies Act 2006 requires that a shareholder of a company who brings a derivative claim or seeks to continue a claim as a derivative claim must apply to the courts of England and Wales for permission to continue the claim.

The Peak Bio Charter provides that unless Peak Bio consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring claims for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach or based on a fiduciary duty owed by any current or former director, officer or other employee of the corporation to the corporation or Peak Bio stockholders, (iii) any action asserting a claim against Peak Bio or any current or former director, officer or other employee or stockholder of Peak Bio arising pursuant to any provision of DGCL or the Peak Bio Charter or by-laws, or (iv) any action asserting a claim against Peak Bio governed by the internal affairs doctrine.

Notwithstanding the foregoing, the Court of Chancery of the State of Delaware shall not be the sole and exclusive forum for the following actions: (A) where the Court of Chancery determines there is an indispensable party not subject to its jurisdiction and who does not consent to jurisdiction within ten days of such determination, (B) which fall under the exclusive jurisdiction of another court or forum, (C) where the Court of Chancery lacks subject matter jurisdiction, or (D) actions arising under the Securities Act.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,

MANAGEMENT AND DIRECTORS OF AKARI

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of October 1, 2024 (except as otherwise indicated below), information about the beneficial ownership of Akari Ordinary Shares by:

•

each person or entity, including any “group” as that term is used in Section 13(d)(3) of the Exchange Act, who is known by Akari to own beneficially more than 5% of the issued and outstanding shares of Akari Ordinary Shares;

•	each of Akari’s current directors and director nominees;

•	each of Akari’s named executive officers;

•	all of Akari’s current directors and executive officers as a group.

Akari has determined beneficial ownership in accordance with the rules of the SEC, and the information in the table below is not necessarily indicative of beneficial ownership for any other purpose. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. In computing the percentage ownership of each person, ordinary shares subject to options, warrants, or rights held by that person that are currently exercisable, or exercisable within 60 days of October 1, 2024, are deemed to be outstanding and beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

To Akari’s knowledge and except as indicated in the notes to this table and pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholders’ name. The percentage of ownership is based on 24,289,231,523 Akari Ordinary Shares issued and outstanding on October 1, 2024. All fractional share amounts have been rounded to the nearest whole number. To Akari’s knowledge, except as noted below, no person or entity is the beneficial owner of more than 5% of the voting power of Akari Ordinary Shares.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned(2)		Percentage of Ordinary Shares Beneficially Owned
5% Shareholders:
Raymond Prudo-Chlebosz and Affiliates	6,020,616,300	(3)	23.32%
PranaBio Investments LLC	5,345,170,167	(4)	20.45%
Charles Steve Theofilos, M.D. and Kathryn Theofilos	4,244,028,000	(5)	16.07%
Matthew Joseph Nachtrab Revocable Trust dated 12/18/14	4,244,028,000	(6)	16.07%
Thomas Mollick	2,499,727,000	(7)	10.04%
Named Executive Officers and Directors:
Rachelle Jacques	553,068,688	(8)	2.26%
Wendy F. DiCicco	5,000,000	(9)	*
Wa’el Hashad	5,000,000	(9)	*
Samir Patel	5,345,170,167	(10)	20.45%
Raymond Prudo-Chlebosz	6,020,616,300	(11)	23.32%
Michael Grissinger	36,500,000	(12)	*
Donald Williams	39,850,000	(13)	*
Robert Bazemore	—		*
All current directors and executive officers as a group (7 individuals)	11,452,136,467	(14)	41.34%

*	Denotes less than 1% beneficial owner.

(1)	Except as otherwise noted, the address for each person listed above is c/o Akari Therapeutics, Plc, 22 Boston Wharf Road FL 7, Boston, MA 02210.
(2)

Akari’s shareholders, named executive officers and directors may hold Akari Ordinary Shares, Akari ADS or a combination of both. This column shows each holder’s beneficial ownership assuming all shares were held as ordinary shares, which may not be the case. Akari ADSs are listed on Nasdaq under the trading symbol “AKTX.” Akari Ordinary shares are convertible to Akari ADSs at a 2,000 to one ratio.

(3)

Based on the Amendment No. 8 Schedule 13D filed with the SEC on June 20, 2024 by RPC Pharma Limited (“RPC”), together with Raymond Prudo-Chlebosz, M.D. and Praxis Trustees Limited as trustee of The Sonic Healthcare Holding Company (“Praxis,” and together with Dr. Prudo-Chlebosz and RPC, “Raymond Prudo-Chlebosz and Affiliates”) in which Dr. Prudo-Chlebosz reported sole voting power with respect to 3,667,838,600 shares, shared voting power with respect to 839,476,200 shares, sole dispositive power with respect to 3,667,838,600 shares, and shared dispositive power with respect to 839,476,200 shares as of May 31, 2024. In his individual capacity, Dr. Prudo beneficially owns (i) 3,657,838,600 Akari Ordinary Shares (ii) 10,000,000 Akari Ordinary Shares underlying outstanding stock options that are exercisable within 60 days of October 1, 2024 and (iii) 1,513,301,500 Akari Ordinary Shares underlying outstanding warrants exercisable within 60 days of October 1, 2024, such warrants are subject to a 9.99% ownership blocker, which is not reflected in the table above. RPC beneficially owns 800,766,600 Akari Ordinary Shares. Praxis beneficially owns 38,709,600 Akari Ordinary Shares. Voting and investment decisions with respect to shares owned by RPC and Praxis are controlled by Dr. Prudo-Chlebosz.

(4)

Based on the Schedule 13D filed with the SEC on June 7, 2024 by Dr. Patel, principal of PranaBio Investments, LLC, and information provided by Dr. Patel. Consists of (i) 3,502,891,500 Akari Ordinary Shares, of which 91,396,000 Akari Ordinary Shares are issuable pursuant the Interim CEO Agreement and are currently pending issuance, (ii) 1,665,532,000 Akari Ordinary Shares underlying warrants that are exercisable within 60 days of October 1, 2024, such warrants are subject to a 9.99% ownership blocker, which is not reflected in the table above and (iii) 176,746,667 Akari Ordinary Shares underlying outstanding stock options that are exercisable within 60 days of October 1, 2024.

(5)

Based on the Schedule 13D filed with the SEC on June 18, 2024 by Dr. Theofilos and Ms. Theofilos, in which Dr. Theofilos and Ms. Theofilos reported shared voting power with respect to 2,370,750,000 and shared dispositive power with respect to 2,370,750,000. Dr. Theofilos and Ms. Theofilos hold (i) 2,122,014,000 Akari Ordinary Shares and (ii) 2,122,014,000 Akari Ordinary Shares underlying warrants that are exercisable within 60 days of October 1, 2024, such warrants are subject to a 9.99% ownership blocker, which is not reflected in the table above.

(6)

Consists of (i) 2,122,014,000 Akari Ordinary Shares and (2) 2,122,014,000 Akari Ordinary Shares underlying warrants that are exercisable within 60 days of October 1, 2024 held by the Matthew Joseph Nachtrab Revocable Trust dated 12/18/14.

(7)	Consists of (i) 1,889,820,000 Akari Ordinary Shares and (2) 609,907,000 Akari Ordinary Shares underlying warrants that are exercisable within 60 days of October 1, 2024 held by Mr. Mollick.
(8)

Consists of (i) 415,284,000 Akari Ordinary Shares held by Ms. Jacques and (ii) 137,784,688 Akari Ordinary Shares underlying outstanding stock options that are exercisable within 60 days of October 1, 2024.

(9)	Consists of 5,000,000 Akari Ordinary Shares underlying outstanding stock options that are exercisable within 60 days of October 1, 2024.
(10)	Dr. Patel is principal of PranaBio Investments, LLC. Refer to Note 4.
(11)	Refer to Note 3.
(12)

Consists of (i) 20,000,000 Akari Ordinary Shares held by Mr. Grissinger, and (ii) 16,500,000 ordinary shares underlying outstanding stock options that are exercisable within 60 days of October 1, 2024.

(13)

Consists of (i) 20,000,000 Akari Ordinary Shares held by Mr. Williams, and (ii) 19,850,000 Akari Ordinary Shares underlying outstanding stock options that are exercisable within 60 days of October 1, 2024.

(14)

Includes (i) 8,040,206,300 Akari Ordinary Shares, (ii) 233,096,667 Akari Ordinary Shares underlying outstanding stock options that are exercisable within 60 days of October 1, 2024 and (iii) 3,178,833,500 Akari Ordinary Shares underlying outstanding warrants that are exercisable within 60 days of October 1, 2024, which are held by Akari’s directors and executive officers as a group. The warrants held by this group are subject to a 9.99% ownership blocker, which is not reflected in the table above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,

MANAGEMENT AND DIRECTORS OF PEAK BIO

The following table sets forth, as of October 1, 2024 (except as otherwise indicated below), information about the beneficial ownership of shares of Peak Bio Common Stock by:

•

each person or entity, including any “group” as that term is used in Section 13(d)(3) of the Exchange Act, who is known by Peak Bio to own beneficially more than 5% of the issued and outstanding shares of Peak Bio Common Stock;

•	each of Peak Bio’s current executive officers and directors;

•	each of Peak Bio’s named executive officers; and

•	all of Peak Bio’s current executive officers and directors as a group.

Peak Bio has determined beneficial ownership in accordance with the rules of the SEC, and the information in the table below is not necessarily indicative of beneficial ownership for any other purpose. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. In computing the percentage ownership of each person, ordinary shares subject to options, warrants, or rights held by that person that are currently exercisable, or exercisable within 60 days of October 1, 2024, are deemed to be outstanding and beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. For purposes of calculating the number of shares of Peak Bio Common Stock underlying outstanding convertible notes that will be converted into shares of Peak Bio Common Stock in connection with the Merger, Peak Bio has assumed that the Merger is consummated as described in the Merger Agreement on October 31, 2024 and that the conversion of such notes occurs immediately prior to the effective time of the Merger.

To Peak Bio’s knowledge and except as indicated in the notes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name. The percentage of ownership is based on 23,124,888 shares of Peak Bio Common Stock issued and outstanding on October 1, 2024. All fractional share amounts have been rounded to the nearest whole number. To Peak Bio’s knowledge, except as noted below, no person or entity is the beneficial owner of more than 5% of the voting power of Peak Bio Common Stock.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned
5% Stockholders:
SBI Investment KOREA Co., Ltd.	3,621,489	(2)	15.66%
Executive Officers and Directors:
Hoyoung Huh, MD, PhD	14,392,693	(3)	50.04%
James Neal	71,033	(4)	*
Divya Patel	—		—
Sandip Patel	715,788	(5)	3.03%
Stephen LaMond	85,115	(6)	*
Satyajit Mitra	50,347	(7)	*
All directors and executive officers as a group (5 individuals)	15,229,861		51.81%

*	Denotes less than 1% beneficial owner.
(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Peak Bio, Inc., 4900 Hopyard Road, Suite 100, Pleasanton, CA 94588.

(2)

Consists of (i) 487,806 shares of common stock held by SBI Investment KOREA Co., Ltd. (“SBI”), (ii) 251,418 shares of common stock held by SBI Cross-border Advantage Fund, (iii) 599,202 shares of common stock held by SBI Healthcare Fund 1, (iv) 1,601,067 shares of common stock held by IBKC-SBI

Bio Fund 1, (v) 83,800 shares common stock held by SBI KIS 2016-1 Fund, (vi) 419,017 shares of common stock held by Global Gateway Fund 1, and (vii) 179,179 shares of common stock held by 2019 SBI Job Creation Fund. The business address of SBI is 14th Fl., NC Tower, 509, Teheran-ro, Gangnam-gu, Seoul, Korea.
(3)

Consists of (i) 8,382,742 shares of common stock held by Dr. Huh, (ii) 5,460,719 shares of common stock issuable upon the conversion of promissory notes and convertible promissory notes held by Dr. Huh, (iii) 176,292 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of October 1, 2024 with a weighted average exercise price of $0.60, and (iv) 372,940 shares of common stock held by Hannol Ventures LLC, of which Mr. Huh is the sole member and has voting and dispositive power over such shares.

(4)

Consists of (i) 37,693 shares of common stock issuable upon the conversion of a convertible promissory note held by Mr. Neal and (ii) 33,340 shares of common stock issuable upon the exercise of warrants exercisable within 60 days of October 1, 2024 with a weighted average exercise price of $0.60.

(5)

Consists of (i) 531,798 shares of common stock issuable upon the conversion of convertible promissory notes held by Mr. Patel, (ii) 67,735 shares of common stock held by QuestBio, LLC, (iii) 68,891 shares of common stock held by Davis Island Ventures, LLC and (iv) 47,364 shares of common stock held by Innovative Lifesci Investments, LLC, of which Mr. Patel is the managing member and has voting and dispositive power over such shares.

(6)

Consists of (i) 19,850 shares of common stock and (ii) 65,265 shares of common stock issuable upon the exercise of options exercisable within 60 days of October 1, 2024 with a weighted average exercise price of $8.05.

(7)	Consists of 50,347 shares of common stock issuable upon the exercise of options exercisable within 60 days of October 1, 2024 with a weighted average exercise price of $7.33.

LEGAL MATTERS

The validity of the Akari Ordinary Shares represented by the Akari ADSs to be issued in connection with the Merger will be passed upon for Akari by Goodwin Procter LLP.

EXPERTS

Akari

The consolidated financial statements of Akari Therapeutics, Plc (the Company) as of December 31, 2023 and 2022 and for the years then ended included in this Joint Proxy Statement/Prospectus and in the registration statement have been so included in reliance on the report of BDO USA, P.C., an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting. The report on the consolidated financial statements contains an explanatory paragraph regarding Akari’s ability to continue as a going concern.

Peak Bio

The financial statements of Peak Bio, Inc. as of December 31, 2023 and 2022, and for each of the years then ended, appearing in this Joint Proxy Statement/Prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph expressing substantial doubt about the ability of Peak Bio, Inc. to continue as going concern) appearing elsewhere in this Joint Proxy Statement/Prospectus, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

AKARI SHAREHOLDER PROPOSALS

Akari held its last annual general meeting of shareholders on June 27, 2024 (the “Akari 2024 AGM”), and plans to hold its next annual meeting which is referred to as the “Akari 2025 AGM,” regardless of whether the Merger has been completed. In order to be considered for inclusion in Akari’s proxy statement for the Akari 2025 AGM, shareholder proposals must be received by Akari at the office of the Company Secretary, Highdown House, Yeoman Way, Worthing, West Sussex BN99 3HH no later than 120 days before the anniversary of the date on which Akari sent its proxy materials for the Akari 2024 AGM, or February 2, 2025. However, if the date of such annual general meeting is more than 30 calendar days from the date of the anniversary of the Akari 2024 AGM, then the notice must be received by the Akari Company Secretary a reasonable time before Akari begins to print and send its proxy materials.

In addition, shareholder proposals submitted for consideration at the Akari 2025 AGM, but not submitted for inclusion in the Akari proxy statement for the Akari 2025 AGM, must be received by Akari at the office of the Company Secretary, Highdown House, Yeoman Way, Worthing, West Sussex BN99 3HH no later than 45 days before the anniversary of the date of the Akari 2024 AGM, or April 19, 2025. To comply with the universal proxy rules, Akari shareholders who intend to solicit proxies in support of director nominees other than Akari’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act, no later than April 28, 2025. However, if the date of the Akari 2025 AGM is changed by more than 30 calendar days from the date of the anniversary of the Akari 2024 AGM, the notice must be received by Akari’s Company Secretary within a reasonable time before Akari begins to print and send its proxy materials with respect to the Akari 2025 AGM. If an Akari shareholder does not timely provide notice as described above, proxies solicited on behalf of Akari management for the Akari 2025 AGM will confer discretionary authority to vote with respect to any such matter, as permitted by the proxy rules of the SEC.

Under section 338 of the Companies Act 2006, shareholders representing at least 5% of holders entitled to vote on a resolution at an annual general meeting may require Akari to include such resolution in its notice of an annual general meeting. Provided the applicable thresholds are met, notice of the resolution must be received by Akari at the office of the Company Secretary, Highdown House, Yeoman Way, Worthing, West Sussex BN99 3HH at least six weeks prior to the date of the annual general meeting, or, if later, at the time notice of the annual general meeting is delivered to Akari shareholders.

All submissions to, or requests from, Akari’s Company Secretary should be addressed to Akari Therapeutics, Plc, Highdown House, Yeoman Way, Worthing, West Sussex BN99 3HH, Attention: Office of the Company Secretary.

PEAK BIO STOCKHOLDER PROPOSALS

Peak Bio did not hold an annual meeting of stockholders in 2023 and, as of the date of this Joint Proxy Statement/Prospectus, has not held an annual meeting of stockholders in 2024. Additionally, Peak Bio does not intend to hold an annual meeting of stockholders in 2024 or 2025 if the Merger is completed. If an annual meeting of stockholders is held, Peak Bio stockholders will have the ability to have proposals considered for inclusion in Peak Bio’s proxy materials for presentation at such meeting pursuant to Rule 14a-8 under the Exchange Act. Under Rule 14a-8, the deadline for stockholder proposals to be submitted for consideration of inclusion where a company did not hold an annual meeting in the past calendar year is a reasonable time before Peak Bio begins to print and send its proxy materials. Peak Bio believes that the deadlines set forth in its Amended and Restated Bylaws (the “Peak Bylaws”), as described below, are reasonable, and therefore the same deadline will apply to proposals submitted pursuant to Rule 14a-8 for the next annual meeting of stockholders, if, if one does take place. Peak Bio will announce the date of its next annual meeting of stockholders if such meeting is called. Stockholder proposals must be received by Peak Bio at its principal executive offices located at 4900 Hopyard Road, Suite 100, Pleasanton, CA 94588, Attn: Secretary.

Peak Bio stockholders who intend to present a proposal at Peak Bio’s next annual meeting of stockholders, if such meeting occurs, but do not desire to include the proposal in Peak Bio’s proxy statement, or to nominate a person for election as a director, must comply with the requirements set forth in the Peak Bylaws. If the next annual meeting of stockholders occurs, the Peak Bylaws require that Peak Bio’s Secretary receive written notice of any proposals no earlier than 90 calendar days prior to the date of the annual meeting and no later than 60 calendar days prior to such date, provided, that, in the event that less than 70 days’ notice of the date of the annual meeting is given via a notice of meeting to Peak Bio’s stockholders or a public disclosure, then proposals must be received no later than 10 calendar days following the date of the first such notice to have been given or public disclosure to have been made, as applicable. Peak Bio will announce the date of its next annual meeting of stockholders and the deadline for stockholder proposals pursuant to the Peak Bylaws if such meeting is called.

In addition to satisfying the foregoing requirements under the Peak Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Peak Bio’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act. Peak Bio reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these or other applicable requirements.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries to satisfy the delivery requirements for Joint Proxy Statement/Prospectus with respect to two or more securityholders sharing the same address by delivering a single Joint Proxy Statement/Prospectus addressed to those securityholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

Holders of Akari Ordinary Shares and Akari ADSs

Akari may satisfy SEC rules regarding delivery of proxy materials, including this Joint Proxy Statement/Prospectus, by delivering a single set of proxy materials to an address shared by two or more holders of Akari Ordinary Shares or Akari ADSs, unless contrary instructions are received prior to the mailing date. If a holder of Akari Ordinary Shares at a shared address to which a single copy of this Joint Proxy Statement/Prospectus was delivered wishes to receive a separate copy of this Joint Proxy Statement/Prospectus, he, she or it should direct such written request to Akari Therapeutics, Plc, 22 Boston Wharf Road, FL 7, Boston, MA 02210, Attention: Company Secretary or by telephone at: (929) 274-7510. The holder of Akari Ordinary Shares will be delivered, without charge, a separate copy of this Joint Proxy Statement/Prospectus promptly upon request. If a holder of Akari Ordinary Shares at a shared address currently receiving multiple copies of this Joint Proxy Statement/Prospectus wish to receive only a single copy of this document, they should contact Akari’s Company Secretary in the manner provided above. If a holder of Akari ADSs at a shared address to which a single copy of this Joint Proxy Statement/Prospectus was delivered wishes to receive a separate copy of this Joint Proxy Statement/Prospectus, they should contact the depositary, their brokerage firm or bank, as applicable.

Peak Bio Stockholders

Peak Bio may satisfy SEC rules regarding delivery of proxy materials, including this Joint Proxy Statement/Prospectus, by delivering a single set of proxy materials to an address shared by two or more holders of Peak Bio Common Stock unless contrary instructions are received prior to the mailing date. If a holder of Peak Bio common stock at a shared address to which a single copy of this Joint Proxy Statement/Prospectus was delivered wishes to receive a separate copy of this Joint Proxy Statement/Prospectus, they should direct a written or oral request to Advantage Proxy, Inc., Peak Bio’s proxy solicitor, by writing to ksmith@advantageproxy.com or calling (877) 870-8565 for individuals and (206) 870-8565 for banks and brokers, and Peak Bio will promptly deliver a separate copy of this document to such holder of Peak Bio Common Stock at a shared address to which a single copy of the document was delivered. Peak Bio stockholders who hold their shares in “street name” may contact their broker, bank or other nominee to request information about householding.

WHERE YOU CAN FIND MORE INFORMATION

Akari and Peak Bio file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including both Akari and Peak Bio, which you can access at www.sec.gov. In addition, you may obtain free copies of the documents Akari and Peak Bio file with the SEC, including the registration statement on Form S-4 of which this Joint Proxy Statement/Prospectus forms a part, by going to Akari’s and Peak Bio’s websites at www.akaritx.com and www.peak-bio.com, respectively. The websites of Akari and Peak Bio are provided as inactive textual references only. The information contained on or accessible through the websites of Akari and Peak Bio does not constitute a part of this Joint Proxy Statement/Prospectus, and is not incorporated by reference herein.

Any questions about the Merger, requests for additional copies of documents or assistance submitting a proxy or voting your shares may be directed to Akari’s Company Secretary by mail at Akari Therapeutics, Plc, Highdown House, Yeoman Way, Worthing, West Sussex BN99 3HH or via email at joe.carroll@akaritx.com. Akari shareholders may call +1 (929) 274-7511.

Peak Bio has engaged Advantage Proxy, Inc. as its proxy solicitor for the Peak Bio Special Meeting. Any questions about the Merger, requests for additional copies of documents or assistance submitting a proxy or voting your shares may be directed to Advantage Proxy, Inc. by mail at P.O. Box 10904, Yakima, WA 98909 or via email at ksmith@advantageproxy.com. Peak Bio stockholders may call Advantage Proxy, Inc. toll-free at (877) 870-8565.

INDEX TO AKARI FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Balance Sheets as of June 30, 2024 and December 31, 2023	F-2
Unaudited Condensed Consolidated Statement of Operations and Comprehensive Loss for the Three Months Ended June 30, 2024 and 2023 and the Six Months Ended June 30, 2024 and 2023	F-3
Unaudited Condensed Consolidated Statements of Shareholders’ (Deficit) Equity for the Six Months Ended June 30, 2024 and 2023	F-4
Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2024 and 2023	F-5
Notes to Unaudited Condensed Consolidated Financial Statements	F-6
Report of Independent Registered Public Accounting Firm	F-23
Consolidated Balance Sheets as of December 31, 2023 and 2022	F-25
Consolidated Statements of Operations and Comprehensive Loss for the Years ended December 31, 2023 and 2022	F-26
Consolidated Statements of Shareholders’ (Deficit) Equity for the Years ended December 31, 2023 and 2022	F-27
Consolidated Statements of Cash Flows for the Years ended December 31, 2023 and 2022	F-28
Notes to the Consolidated Financial Statements	F-29

AKARI THERAPEUTICS, PLC

Condensed Consolidated Balance Sheets

(Unaudited, in U.S. dollars)

(In thousands, except share and per share amounts)	June 30, 2024	December 31, 2023*
ASSETS
Current assets:
Cash	$4,177	$3,845
Prepaid expenses	805	299
Other current assets	94	197

Total current assets	5,076	4,341
Patent acquisition costs, net	—	14

Total assets	$5,076	$4,355

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$4,686	$1,671
Accrued expenses	1,685	1,566
Convertible notes, related party	1,000	—
Warrant liability	755	1,253
Other current liabilities	653	94

Total current liabilities	8,779	4,584
Commitments and contingencies (Note 9)
Shareholders’ deficit:
Share capital of $0.0001 par value
Authorized: 45,122,321,523 ordinary shares at June 30, 2024 and December 31, 2023, respectively; issued and outstanding: 24,289,232,698 and 13,234,315,298 at June 30, 2024 and December 31, 2023, respectively	2,430	1,324
Additional paid-in capital	183,007	174,754
Capital redemption reserve	52,194	52,194
Accumulated other comprehensive loss	(749)	(1,040)
Accumulated deficit	(240,585)	(227,461)

Total shareholders’ deficit	(3,703)	(229)

Total liabilities and shareholders’ deficit	$5,076	$4,355

*	The condensed balance sheet at December 31, 2023 has been derived from the audited consolidated financial statements at that date.

The accompanying notes are an integral part of these condensed consolidated financial statements.

AKARI THERAPEUTICS, PLC

Condensed Consolidated Statements of Operations

and Comprehensive Loss

(Unaudited, in U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands, except share and per share amounts)	2024	2023	2024	2023
Operating expenses:
Research and development	$3,314	$1,524	$5,593	$3,255
General and administrative	2,241	3,091	4,907	5,954
Merger-related costs	254	—	1,298	—
Restructuring and other costs	1,640	—	1,640	—

Loss from operations	(7,449)	(4,615)	(13,438)	(9,209)
Other income (expense):
Interest income	2	29	4	59
Interest expense	(51)	—	(51)	—
Change in fair value of warrant liability	(151)	560	498	6,147
Foreign currency exchange gain (loss), net	91	39	(135)	28
Other expense, net	—	(13)	(2)	(24)

Total other income (expense), net	(109)	615	314	6,210

Net loss	$(7,558)	$(4,000)	$(13,124)	$(2,999)

Net loss per share — basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted-average number of ordinary shares used in computing net loss per share — basic and diluted	18,836,478,977	10,115,005,727	16,144,813,478	8,787,337,361

Comprehensive loss:
Net loss	$(7,558)	$(4,000)	$(13,124)	$(2,999)
Other comprehensive income, net of tax:
Foreign currency translation adjustment	12	(57)	291	(55)

Total other comprehensive income, net of tax	12	(57)	291	(55)

Total comprehensive loss	$(7,546)	$(4,057)	$(12,833)	$(3,054)

The accompanying notes are an integral part of these condensed consolidated financial statements.

AKARI THERAPEUTICS, PLC

Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

(Unaudited, in U.S. dollars)

	Six Months Ended June 30, 2024
	Share Capital $0.0001 par value		Additional Paid-in- Capital	Capital Redemption Reserve	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Deficit
(In thousands, except share amounts)	Shares	Amount
Balance, December 31, 2023	13,234,315,298	$1,324	$174,754	$52,194	$(1,040)	$(227,461)	$(229)
Issuance of share capital related to financing, net of issuance costs	2,641,228,000	264	1,400	—	—	—	1,664
Vesting of restricted shares	97,578,000	10	(7)	—	—	—	3
Share-based compensation	—	—	296	—	—	—	296
Foreign currency translation	—	—	—	—	279	—	279
Net loss	—	—	—	—	—	(5,566)	(5,566)

Balance, March 31, 2024	15,973,121,298	$1,598	$176,443	$52,194	$(761)	$(233,027)	$(3,553)
Issuance of share capital related to financing, net of issuance costs	8,059,508,000	806	6,145	—	—	—	6,951
Issuance of share capital for services	91,396,000	9	(9)	—	—	—	—
Vesting of restricted shares	285,697,400	29	(29)	—	—	—	—
Shares withheld for payroll taxes	(120,490,000)	(12)	12	—	—	—	—
Share-based compensation	—	—	445	—	—	—	445
Foreign currency translation	—	—	—	—	12	—	12
Net loss	—	—	—	—	—	(7,558)	(7,558)

Balance, June 30, 2024	24,289,232,698	$2,430	$183,007	$52,194	$(749)	$(240,585)	$(3,703)

	Six Months Ended June 30, 2023
	Share Capital $0.0001 par value		Additional Paid-in- Capital	Capital Redemption Reserve	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity
(In thousands, except share amounts)	Shares	Amount
Balance, December 31, 2022	7,444,917,123	$745	$167,076	$52,194	$(771)	$(217,453)	$1,791
Issuance of share capital related to financing, net of issuance costs	2,666,666,700	267	3,235	—	—	—	3,502
Share-based compensation	—	—	265	—	—	—	265
Foreign currency translation	—	—	—	—	2	—	2
Net income	—	—	—	—	—	1,001	1,001

Balance, March 31, 2023	10,111,583,823	$1,012	$170,576	$52,194	$(769)	$(216,452)	$6,561
Vesting of restricted shares	10,737,700	1	—	—	—	—	1
Share-based compensation	—	—	276	—	—	—	276
Foreign currency translation	—	—	—	—	(57)	—	(57)
Net loss	—	—	—	—	—	(4,000)	(4,000)

Balance, June 30, 2023	10,122,321,523	$1,013	$170,852	$52,194	$(826)	$(220,452)	$2,781

The accompanying notes are an integral part of these condensed consolidated financial statements.

AKARI THERAPEUTICS, PLC

Condensed Consolidated Statements of Cash Flows

(Unaudited, in U.S. dollars)

	Six Months Ended June 30,
(In thousands)	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(13,124)	$(2,999)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	13	2
Share-based compensation	741	541
Change in fair value of warrant liability	(498)	(6,147)
Foreign currency exchange losses (gains)	280	(34)
Change in assets and liabilities:
Prepaid expenses and other current assets	702	(269)
Accounts payable and accrued expenses	2,948	(668)

Net cash used in operating activities	(8,938)	(9,574)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares, net of issuance costs	8,820	3,502
Proceeds from issuance of convertible notes	1,000	—
Proceeds from employee vesting of restricted shares	3	1
Payments on short-term financing arrangement	(546)	—

Net cash provided by financing activities	9,277	3,503

Effect of exchange rates on cash	(7)	2
Net increase (decrease) in cash	332	(6,069)
Cash at beginning of period	3,845	13,250

Cash at end of period	$4,177	$7,181

SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES:
Financing costs in accrued expenses	$205	$—

Non-cash seller-financed purchases	$1,105	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFO:
Cash paid during the period for interest	$51	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

AKARI THERAPEUTICS, PLC

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

Note 1. Description of Business

Business Overview

Akari Therapeutics, Plc, (the “Company” or “Akari”) is incorporated in the United Kingdom. The Company is a biotechnology company focused on developing advanced therapies for autoimmune and inflammatory diseases involving the complement component 5 (“C5”) and leukotriene B4 (“LTB4”) pathways. The Company’s activities since inception have consisted of performing research and development activities and raising capital.

The Company is subject to a number of risks similar to those of preclinical stage companies, including dependence on key individuals, uncertainty of product development and generation of revenues, dependence on outside sources of capital, risks associated with preclinical trials of products, dependence on third-party collaborators for research and development operations, need for marketing authorization of products, risks associated with protection of intellectual property, and competition with larger, better-capitalized companies.

To fully execute its business plan, the Company will need, among other things, to complete its research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future. There can be no assurance that these activities will be successful. If the Company is not successful in these activities it could delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities.

Agreement and Plan of Merger

As further described in Note 3, in March 2024, the Company entered into an Agreement and Plan of Merger with Peak Bio, Inc. (“Peak Bio”). However, the Merger has not yet closed. The Company expects to close the merger in the fourth quarter of 2024.

Liquidity and Financial Condition

The Company follows the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 205-40, Presentation of Financial Statements—Going Concern, which requires management to assess the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued.

The Company has incurred substantial losses and negative cash flows since inception and had an accumulated deficit of $240.6 million as of June 30, 2024. The Company’s cash balance of $4.2 million as of June 30, 2024 is not sufficient to fund its operations for the one-year period after the date these condensed consolidated financial statements are issued. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The condensed consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales of its product candidates currently in development. The Company is subject to a number of risks and uncertainties similar to those of other companies of the same size within the biotechnology industry, such as uncertainty of clinical trial outcomes, uncertainty of additional funding, and history of operating losses.

Substantial additional financing will be needed by the Company to fund its operations and to commercially develop its product candidates. Management is currently evaluating different strategies to obtain the required funding for future operations. These strategies may include, but are not limited to: product development financing, private placements and/or public offerings of equity and/or debt securities, and strategic research and development collaborations and/or similar arrangements. There can be no assurance that these future funding efforts will be successful.

Nasdaq Continued Listing Rules

On April 5, 2024, the Company received a letter (“Letter”) from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Capital Market (“Nasdaq”) notifying the Company that the Company’s shareholders’ equity as reported in its Form 10-K is no longer in compliance with the minimum shareholders’ equity requirement for continued listing on Nasdaq under Nasdaq Listing Rule 5550(b)(1), which requires listed companies to maintain shareholders’ equity of at least $2.5 million (the “Shareholders’ Equity Requirement”). As reported on the Form 10-K, the Company’s shareholders’ deficit as of December 31, 2023 was approximately $0.2 million. The Letter has no immediate impact on the listing of the Company’s American Depositary Shares (“ADSs”) on Nasdaq. As of June 30, 2024, the Company had a shareholders’ deficit of $3.7 million and therefore is still not in compliance with the Shareholders’ Equity Requirement.

In accordance with the Nasdaq Listing Rules, on May 20, 2024, the Company submitted a plan to regain compliance with the Stockholders’ Equity Requirement (the “Compliance Plan”) for the Staff’s consideration. On August 5, 2024, the Company was notified by the Staff that it has been granted an extension until September 30, 2024 to comply with the Compliance Plan and evidence compliance with the Equity Requirement.

There can be no assurance that the Company will be able to evidence compliance with the Shareholders’ Equity Requirement during the extension period granted by the Staff. In the event the Company does not satisfy the terms of the Nasdaq Notice and evidence compliance with the Shareholders’ Equity Requirement, the Staff will provide written notification that the Company’s securities will be delisted. The Company would, at that time, be entitled to request a hearing before a Nasdaq Hearings Panel to present its Compliance Plan to regain compliance and to request a further extension period to regain compliance with the Shareholders’ Equity Requirement. The request for a hearing would stay any delisting action by the Staff.

Note 2. Summary of Significant Accounting Policies

Basis of presentation – The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information and the rules and regulations of the SEC and assumes that the Company will continue to operate as a going concern. Accordingly, they do not include all the information and footnotes required by U.S. GAAP for complete financial statements. These condensed consolidated financial statements have been prepared on the same basis as the Company’s annual consolidated financial statements and, in the opinion of management, reflect all adjustments, including normal and recurring adjustments, which the Company considers necessary for the fair statement of financial information. The results of operations and comprehensive loss for the three and six months ended June 30, 2024 are not necessarily indicative of expected results for the fiscal year ended December 31, 2024 or any other future period. These interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as of December 31, 2023 and notes thereto included in its Form 10-K, as filed with the SEC on March 29, 2024.

Principles of consolidation – The condensed consolidated financial statements include the accounts of the Company, Celsus Therapeutics, Inc., a Delaware corporation, Volution Immuno Pharmaceuticals SA, a private Swiss company, and Akari Malta Limited, a private Maltese company, each wholly-owned subsidiaries. All intercompany transactions have been eliminated.

Foreign currency – The functional currency of the Company is U.S. dollars, as that is the currency of the primary economic environment in which the Company operates as well as the currency in which it has been financed.

The reporting currency of the Company is U.S. dollars. The financial statements of certain of the Company’s foreign subsidiaries are measured using their local currency as the functional currency. The Company translates its non-U.S. operations’ assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded as foreign currency translation adjustments, a component of accumulated other comprehensive loss. Gains or losses from foreign currency transactions are included in foreign currency exchange gains/(losses).

Use of estimates – The preparation of the Company’s condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets, liabilities, expenses and related disclosures. Significant estimates and assumptions reflected in these condensed consolidated financial statements include, but are not limited to, the valuation of share-based awards, the valuation of warrant liabilities, research and development prepayments, accruals and related expenses, and the valuation allowance for deferred income taxes. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. Estimates are periodically reviewed considering changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results may differ from those estimates or assumptions.

Concentration of credit risk – Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company generally maintains balances in various operating accounts at financial institutions in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Fair value measurements – Certain assets and liabilities are carried at fair value under U.S. GAAP. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

•	Level 1 – quoted prices in active markets for identical assets and liabilities.

•

Level 2 – inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each reporting period. The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying values of the Company’s cash, prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities. The Company’s liability-classified warrants are recorded at their estimated fair value. See Note 4.

Cash – The Company considers all highly-liquid investments with original maturities of 90 days or less at the time of acquisition to be cash equivalents. The Company had no cash equivalents as of June 30, 2024 or December 31, 2023.

Prepaid expenses – Payments made prior to the receipt of goods or services are capitalized until the goods or services are received.

Other current assets – Other current assets as of June 30, 2024 and December 31, 2023 were principally comprised of Value Added Tax (“VAT”) receivables.

Patent acquisition costs – Patent acquisition costs and related capitalized legal fees are amortized on a straight-line basis over the shorter of the legal or economic life. The estimated useful life is 22 years. The Company expenses costs associated with maintaining and defending patents after their issuance in the period incurred. Amortization expense for each of the three and six months ended June 30, 2024 and 2023 was less than $0.1 million.

Accrued expenses – As part of the process of preparing the condensed consolidated financial statements, the Company estimates accrued expenses. This process involves identifying services that third parties have performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred on these services as of each balance sheet date in the Company’s condensed consolidated financial statements. Examples of estimated accrued expenses include contract service fees in conjunction with pre-clinical and clinical trials, professional service fees and contingent liabilities. In connection with these service fees, the Company’s estimates are most affected by its understanding of the status and timing of services provided relative to the actual services incurred by the service providers. If the Company does not identify certain costs that have been incurred or it under or over-estimates the level of services or costs of such services, the Company’s reported expenses for a reporting period could be understated or overstated. The date on which certain services commence, the level of services performed on or before a given date, and the cost of services are often subject to the Company’s estimation and judgment. The Company makes these judgments based upon the facts and circumstances known to it in accordance with U.S. GAAP. See Note 5.

Convertible Notes – On May 10, 2024, the Company entered into unsecured convertible promissory notes (the “May 2024 Notes”) with existing investors: the Company’s Chairman, Dr. Ray Prudo, and Interim President and Chief Executive Officer and director of the Company, Dr. Samir Patel, for an aggregate of $1.0 million in gross proceeds. The May 2024 Notes bear interest at 15% per annum, which may be increased to 17% upon the occurrence of certain events of default as described therein, and the principal and all accrued but unpaid interest is due on the date that is the earlier of (a) ten (10) business days following the Company’s receipt of a U.K. research and development tax credit from HM Revenue and Customs, and (b) November 10, 2024. Provided, however, at any time or times from the date of the note and until the tenth business day prior to closing of the Merger, the note holders are entitled to convert any portion of the outstanding and unpaid amount, including principal and accrued interest, into Company ADSs at a fixed conversion price equal to $1.59, representing the Nasdaq official closing price of the Company’s ADSs on the issuance date, subject to certain restrictions.

The Company accounts for convertible promissory notes in accordance with ASC Topic 470-20, Debt with Conversion and Other Options (“ASC 470-20”) and has not elected the fair value option as provided for within ASC Topics 815 and 825. Accordingly, the Company evaluated the embedded conversion and other features within the May 2024 Notes to determine whether any of the embedded features should be bifurcated from the host instrument and accounted for as a derivative at fair value. Based on management’s evaluation, the Company determined that the May 2024 Notes were not issued at a substantial premium and none of the embedded features were required to be bifurcated and accounted for separately. Accordingly, the May 2024 Notes are accounted for as a single liability measured at its amortized cost. Issuance costs incurred in connection with the issuance of the May 2024 Notes were immaterial. Interest expense incurred on the May 2024 Notes was less than $0.1 million for the three and six months ended June 30, 2024. As of June 30, 2024, accrued interest on the May 2024 Notes of less than $0.1 million is included within “Accrued expenses” in the Company’s balance sheets.

Warrant Liability – The Company accounts for ordinary share or ADS warrants as either equity instruments, liabilities or derivative liabilities in accordance with ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”) and/or ASC Topic 815, Derivatives and Hedging (“ASC 815”), depending on the specific terms of the warrant agreement. Liability-classified warrants are recorded at their estimated fair values at issuance are remeasured each reporting period until they are exercised, terminated, reclassified or otherwise settled. Changes in the estimated fair value of liability-classified warrants are recorded in “change in fair value of warrant liability” in the Company’s condensed consolidated statements of operations and comprehensive loss. Equity-classified warrants are recorded within “additional paid-in capital” in the Company’s condensed consolidated statements of shareholders’ (deficit) equity at the time of issuance and not subject to remeasurement.

In connection with the sale of the ADSs in the September 2022 Registered Direct Offering, the Company issued to the investors registered Series A warrants (“Series A Warrants”) to purchase an aggregate of 755,000 ADSs at $17.00 per ADS and registered Series B warrants (“Series B Warrants”) to purchase an aggregate of 755,000 ADSs at $17.00 per ADS (collectively, the “September 2022 Warrants”).The Company determined that the September 2022 Warrants are not indexed to the Company’s own stock in the manner contemplated by ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. Accordingly, the Company classifies the September 2022 Warrants as derivative liabilities in its consolidated balance sheets.

Other Current Liabilities – In February 2024, the Company entered into a short-term financing arrangement with a third-party vendor to finance insurance premiums. The aggregate amount financed under this agreement was $1.1 million bearing interest at an annual rate of 7.49%. As of June 30, 2024, the balance of $0.6 million, which is included in “Other current liabilities” in the Company’s balance sheets, is scheduled to be paid in monthly installments through November 2024.

Research and development expenses – Costs associated with research and development are expensed as incurred unless there is an alternative future use in other research and development projects. Research and development expenses include, among other costs, salaries and personnel–related expenses, fees paid for contract research services, fees paid to clinical research organizations, costs incurred by outside laboratories, manufacturers and other accredited facilities in connection with clinical trials and preclinical studies.

Payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received. The Company records expenses related to clinical studies and manufacturing development activities based on its estimates of the services received and efforts expended pursuant to contracts with multiple contract research organizations and manufacturing vendors that conduct and manage these activities on its behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract, and may result in uneven cash flows. There may be instances in which payments made to the Company’s vendors will exceed the level of services provided and result in a prepayment of the expense. Payments under some of these contracts depend on factors such as the successful enrollment of subjects and the completion of clinical study milestones. In amortizing or accruing service fees, the Company estimates the time period over which services will be performed, enrollment of subjects, number of sites activated and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the Company’s estimate, the Company will adjust the accrued or prepaid expense balance accordingly.

The Company accounts for research and development tax credits at the time its realization becomes probable as a credit to research and development expenses in the condensed consolidated statements of operations and comprehensive loss.

Merger-Related Costs – Merger-related costs include direct expenses incurred in connection with the proposed Merger, as more fully described in Note 3, and are comprised primarily of legal and professional fees and other incremental costs directly associated to the Merger. For the three and six months ended June 30, 2024 merger-related costs totaled $0.3 million and $1.3 million, respectively.

Restructuring and Other Costs – In May 2024, the Company began to implement a reduction-in-force of approximately 67% of its total workforce as a result of the recently announced program prioritization under which the Company’s HSCT-TMA program was suspended. The reduction-in-force was part of an operational restructuring plan (the “May 2024 Plan”) which included the elimination of certain senior management positions and was substantially completed by June 30, 2024. The purpose of the restructuring plan, including the reduction-in-force, is to reduce HSCT-TMA related operating costs, while supporting the execution of the Company’s long-term strategic plan. During the three and six months ended June 30, 2024, the Company has incurred restructuring-related charges of $1.6 million related to the May 2024 Plan, including $1.3 million related to severance and other settlement payments to terminated executives and employees, and $0.3 million of non-cash expenses related to accelerated vesting of equity awards. The Company does not expect to incur additional restructuring-related expenses related to the May 2024 Plan.

As of June 30, 2024, of the $1.6 million total restructuring-related charges incurred, $0.5 million was unpaid and included in accrued expenses in the accompanying condensed consolidated balance sheet. See Note 5. The Company expects these costs to be payable through the fourth quarter of 2024.

Share-based compensation expense – The Company measures all share-based awards granted to employees, directors and non-employees based on the estimated fair value on the date of grant and recognizes compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective awards. Forfeitures are accounted for as they occur. The Company classifies share-based compensation expense in its condensed consolidated statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each restricted ordinary share award is determined on the date of grant based on the fair value of the Company’s ordinary shares on that same date. The fair value of each share option grant is determined on the date of grant using the Black-Scholes option pricing model, which requires inputs based on certain assumptions, including the expected stock price volatility, the expected term of the award, the risk-free interest rate, and expected dividends. See Note 7. The Company estimates stock price volatility based on the Company’s historical stock price performance over a period of time that matches the expected term of the stock options. The expected term of the Company’s options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends on ordinary shares and does not expect to pay any cash dividends in the foreseeable future.

Leases – The Company accounts for its leases in accordance with ASC 842, Leases. In accordance with ASC 842, the Company records a right-of-use (“ROU”) asset and corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. Leases with an initial term of twelve months or less are not recorded on the condensed consolidated balance sheet and are recognized on a straight-line basis over the lease term. As of June 30, 2024 and December 31, 2023, the Company did not have any leases with a term longer than twelve months. Accordingly, no ROU assets and corresponding lease liabilities are included in the Company’s condensed consolidated balance sheets as of June 30, 2024 or December 31, 2023.

Income taxes – In accordance with ASC 270, Interim Reporting, and ASC 740, Income Taxes, the Company is required at the end of each interim period to determine the best estimate of its annual effective tax rate and then apply that rate in providing for income taxes on a current year-to-date (interim period) basis. For the three and six months ended June 30, 2024 and 2023, the Company recorded no tax expense or benefit due to the expected current year loss and its historical losses. The Company has not recorded its net deferred tax asset as of either June 30, 2024 or December 31, 2023 because it maintained a full valuation allowance against all deferred tax assets as of these dates as management has determined that it is not more likely than not that the Company will realize these future tax benefits. As of June 30, 2024 and December 31, 2023, the Company had no uncertain tax positions.

Net loss per share – Basic net loss per ordinary share is computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period, which includes ordinary shares underlying pre-funded warrants, as such warrant is exercisable, in whole or in part, for nominal cash consideration with no expiration date. Diluted net loss per ordinary share includes the effect, if any, from the potential exercise or conversion of securities, such as stock options, unvested restricted stock units, and warrants, which would result in the issuance of incremental ordinary shares, unless their effect would be anti-dilutive. For each of the three and six months ended June 30, 2024 and 2023, diluted net loss per ordinary share is the same as basic net loss per ordinary share as the effects of the Company’s potentially dilutive securities were anti-dilutive.

The following potential dilutive securities, presented based on amounts outstanding at the end of each reporting period, have been excluded from the calculation of diluted net loss per share because including them would have had an anti-dilutive impact:

	As of June 30,
	2024	2023
Stock options	351,934,688	680,112,400
Restricted stock units	251,823,915	418,580,700
Warrants	13,191,074,600	4,155,347,500
Convertible notes	1,257,860,000	—

Total	15,052,693,203	5,254,040,600

New Accounting Pronouncements – From time to time, new accounting pronouncements are issued by the FASB and rules are issued by the SEC that the Company has or will adopt as of a specified date. Unless otherwise noted, management does not believe that any other recently issued accounting pronouncements issued by the FASB or guidance issued by the SEC had, or is expected to have, a material impact on the Company’s present or future consolidated financial statements.

Recently Issued (Not Yet Adopted) Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures. This ASU modified the disclosure and presentation requirements primarily through enhanced disclosures of significant segment expenses and clarified that single reportable segment entities must apply Topic 280 in its entirety. This guidance is effective for the Company for the year beginning January 1, 2024, with early adoption permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statement. The Company is currently assessing the impact of this guidance on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures. This ASU improves the transparency of income tax disclosure by requiring consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. This guidance is effective for the Company for the year beginning January 1, 2025, with early adoption permitted. The amendments should be applied on a prospective basis, with retrospective application permitted. The Company is currently assessing the impact of this guidance on its consolidated financial statements and related disclosures.

Note 3. Agreement and Plan of Merger

Agreement and Plan of Merger

On March 4, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Peak Bio and Pegasus Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Akari

(“Pegasus Merger Sub”), pursuant to which, upon the terms and subject to the conditions thereof, Pegasus Merger Sub will be merged with and into Peak Bio (the “Merger”), with Peak Bio surviving the Merger as a wholly-owned subsidiary of Akari.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Peak Bio common stock, par value $0.0001 per share (the “Peak Common Stock”) (other than (x) shares of Peak Common Stock held by Peak Bio as treasury stock, or shares of Peak Common Stock owned by Akari, Pegasus Merger Sub or any direct or indirect wholly-owned subsidiaries of Akari and (y) Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive the Company’s ADSs representing a number of Akari ordinary shares, par value $0.0001 per share (the “Akari Ordinary Shares”) equal to an exchange ratio calculated in accordance with the Merger Agreement (the “Exchange Ratio”), each such share duly and validly issued against the deposit of the requisite number of Akari Ordinary Shares in accordance with the Deposit Agreement (as defined in the Merger Agreement). The Exchange Ratio will be calculated such that the total number of shares of Akari ADSs to be issued as merger consideration for the Peak Common Stock will be expected to be, upon issuance, approximately 50% of the outstanding shares of Akari ADSs (provided, certain adjustments to this ratio will be made in respect of the net cash, as determined in accordance with the Merger Agreement, of each of Akari and Peak Bio at the close of business one business day prior to the anticipated consummation of the Merger). The Merger Agreement provides that, under certain circumstances, additional Akari ADSs may be issued to the holders of shares of Peak Common Stock following the consummation of the Merger equal to an exchange ratio calculated in accordance with the Merger Agreement (the “Additional Exchange Ratio”).

The board of directors of each of Akari and Peak has unanimously approved the Merger Agreement and the transactions contemplated thereby. Consummation of the Merger is subject to various conditions, including, among others, (i) approval of the Merger Agreement and Merger by Peak Bio stockholders, (ii) Akari’s shareholders authorizing Akari’s board of directors to allot all Akari ordinary shares to be issued in connection with the Merger (to be represented by Akari ADSs), (iii) the absence of any law or order prohibiting consummation of the Merger, (iv) Akari’s Registration Statement on Form S-4 (to be issued in connection with the Merger) having been declared effective, (v) the Akari ADSs issuable to Peak Bio stockholders having been authorized for listing on Nasdaq, (vi) accuracy of the other party’s representations and warranties (subject to certain materiality standards set forth in the Merger Agreement), (vii) compliance by the other party in all material respects with such other party’s obligations under the Merger Agreement; (viii) the absence of a material adverse effect on the other party, (ix) the other party’s net cash being greater than negative $13.5 million and (x) the PIPE Investment (as defined in the Merger Agreement) shall have been consummated simultaneously with, and conditioned only upon, the occurrence of the closing, and shall result in net proceeds to Akari of at least $10 million.

Either Akari or Peak Bio may terminate the Merger Agreement under certain circumstances, including if (i) the Merger is not completed by December 2, 2024, (ii) the other party’s board of directors withdraws, modifies or qualifies its recommendation in favor of the transactions contemplated by the Merger Agreement or approves or recommends an alternative transaction or (iii) Akari’s or Peak Bio’s board of directors, as applicable, resolves to enter into a definitive agreement with respect to a superior proposal prior to obtaining approval of the Akari ADS issuance or Merger, as applicable, from Akari’s shareholders or Peak Bio’s stockholders, as applicable. The Merger Agreement also provides that under certain specified circumstances of termination described in the Merger Agreement, Akari or Peak Bio, as applicable, will be required to pay a termination fee equal to $300,000 and reimburse the other party for expenses related to the transaction up to $1.5 million.

Concurrently with the Merger Agreement, Akari and Peak Bio entered into voting and support agreements (the “Voting Agreements”) with certain shareholders of Akari (the “Akari Shareholders”), and certain stockholders of Peak Bio (the “Peak Stockholders” and, together with the Akari Shareholders, the “Supporting Holders”). The Supporting Holders have agreed to, among other things, vote their shares in favor of the Merger Agreement and the Merger or the issuance of Akari Ordinary Shares in connection therewith, as applicable, in accordance with the recommendation of the respective boards of directors of Akari and Peak Bio.

The Voting Agreements will terminate at the earliest to occur of (a) the Effective Time, (b) receipt of approval of the Supporting Holders, as applicable, and (c) such date and time as the Merger Agreement is validly terminated.

Note 4. Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents information about the Company’s financial liabilities measured at fair value on a recurring basis and indicates the level of the fair value hierarchy used to determine such values:

	June 30, 2024
(In thousands)	Total	Level 1	Level 2	Level 3
Liabilities
Warrant liability - Series A	$—	$—	$—	$—
Warrant liability - Series B	755	—	—	755

Total liabilities	$755	$—	$—	$755

	December 31, 2023
(In thousands)	Total	Level 1	Level 2	Level 3
Liabilities
Warrant liability - Series A	$15	$—	$—	$15
Warrant liability - Series B	1,238	—	—	1,238

Total liabilities	$1,253	$—	$—	$1,253

The Company’s Level 3 liabilities consist of the September 2022 Warrants, which were determined to be liability-classified instruments. There were no transfers between Level 1, Level 2, and Level 3 during the six months ended June 30, 2024 and 2023.

Changes in Level 3 Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes the activity in the warrant liability measured at fair value on a recurring basis using unobservable inputs (Level 3) during the six months ended June 30, 2024:

	Warrant Liability
(In thousands)	Series A	Series B	Total
Balance, December 31, 2023	$15	$1,238	$1,253
Change in the fair value of liability	(15)	(483)	(498)

Balance, June 30, 2024	$—	$755	$755

Assumptions Used in Determining Fair Value of Liability-Classified Warrants

The fair value of the warrant liability is based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The fair value of both the Series A Warrants and the Series B Warrants (each defined below) was determined using the Black-Scholes Option Pricing Model, which uses various assumptions, including (i) fair value of the Company’s ADSs, (ii) exercise price of the warrant, (iii) expected term of the warrant, (iv) expected volatility and (v) expected risk-free interest rate.

Below are the assumptions used for the fair value calculations of the Series A Warrants and Series B Warrants (each defined below), as of June 30, 2024 and December 31, 2023:

	June 30, 2024		December 31, 2023
	Series A	Series B	Series A	Series B
Stock (ADS) price	$2.70	$2.70	$3.12	$3.12
Exercise price	$17.00	$17.00	$17.00	$17.00
Expected term (in years)	0.2	5.2	0.7	5.7
Expected volatility	135.0%	85.0%	85.0%	95.0%
Risk-free interest rate	5.5%	4.3%	5.1%	3.9%
Expected dividend yield	—	—	—	—

Note 5. Accrued Expenses

Accrued expenses consisted of the following as of June 30, 2024 and December 31, 2023:

($ in thousands)	June 30, 2024	December 31, 2023
Employee compensation and benefits	$377	$187
External research and development expenses	446	635
Professional and consulting fees	363	669
Restructuring	458	—
Other	41	75

Total accrued expenses	$1,685	$1,566

Accrued restructuring expenses of $0.5 million as of June 30, 2024 relate to one-time termination benefits payable to former employees, including an executive, which are payable through the fourth quarter of 2024. See Note 2.

Note 6. Shareholders’ (Deficit) Equity

Ordinary Shares

On June 30, 2023, the Company’s shareholders approved an increase to the number of authorized ordinary shares, par value $0.0001 (the “Ordinary Shares”), the Company can issue by 35,000,000,000 ordinary shares in addition to the number of shares outstanding on June 30, 2023. Accordingly, as of June 30, 2024 and December 31, 2023, the Company was authorized to issue up to 45,122,321,523 ordinary shares.

Currently, each ADS represents 2,000 Ordinary Shares (the “ADS Ratio”). All ADS and per ADS amounts in the accompanying condensed consolidated financial statements reflect the ADS Ratio.

May 2024 Private Placement

In May 2024, the Company entered into a definitive purchase agreement with certain investors, Dr. Prudo and Dr. Patel, pursuant to which the Company sold and issued in a private placement an aggregate of 4,029,754 ADSs, and Series C Warrants (the “Series C Warrants”) to purchase up to 4,029,754 ADS, at a per unit price of $1.885 per ADS and Series C Warrant for aggregate gross proceeds of approximately $7.6 million (the “May 2024 Private Placement”). The Series C Warrants have 3-year terms ranging from May 31, 2027 to June 21, 2027 and have cashless exercise provisions in limited circumstances. The Series C Warrants (other than those issued to Dr. Prudo and Dr. Patel) have an exercise price of $1.76 per ADS. The Series C Warrants issued to Dr. Prudo and Dr. Patel have an exercise price of $1.79 per ADS. Net proceeds from the May 2024 Private Placement were approximately $7.0 million after deducting placement agent fees and other expenses.

At close of the May 2024 Private Placement, the Company issued to Paulson Investment Company, LLC (“Paulson”), as placement agent for the May 2024 Private Placement, warrants to purchase 332,380 ADSs at an exercise price of $1.885 per ADS and a term expiring on May 31, 2029 (the “May 2024 Placement Agent Warrants”). The estimated fair value of the May 2024 Placement Agent Warrants on the issuance date was approximately $0.4 million.

The Company determined that the Series C Warrants and May 2024 Placement Agent Warrants met all of the criteria for equity classification. Accordingly, upon closing of the May 2024 Private Placement, each of the Series C Warrants and May 2024 Placement Agent Warrants were recorded as a component of additional paid-in capital.

March 2024 Private Placement

In March 2024, the Company entered into a definitive purchase agreement with certain existing investors, pursuant to which the Company sold and issued in a private placement an aggregate of 1,320,614 ADSs at $1.48 per ADS, for aggregate gross proceeds of approximately $2.0 million (the “March 2024 Private Placement”). Net proceeds from the March 2024 Private Placement were approximately $1.7 million after deducting placement agent fees and other expenses.

At close of the March 2024 Private Placement, the Company issued to Paulson, as placement agent for the March 2024 Private Placement, warrants to purchase 132,061 ADSs at an exercise price of $1.85 per ADS (representing 125% of the purchase price per ADS sold in the March 2024 Private Placement) and a term expiring on March 27, 2029 (the “March 2024 Placement Agent Warrants”). The estimated fair value of the March 2024 Placement Agent Warrants on the issuance date was approximately $0.2 million.

The Company determined that the March 2024 Placement Agent Warrants met all of the criteria for equity classification. Accordingly, upon closing of the March 2024 Private Placement, each of the March 2024 Placement Agent Warrants were recorded as a component of additional paid-in capital.

December 2023 Private Placement

In December 2023, the Company entered into purchase agreements to sell, in a private placement, to existing investors, Dr. Ray Prudo and Dr. Patel, (the “December 2023 Private Placement”) an aggregate of 947,868 ADSs at $2.11 per ADS, for aggregate gross proceeds of approximately $2.0 million. Net proceeds from the December 2023 Private Placement were approximately $1.8 million after deducting placement agent fees and other expenses.

September 2023 Private Placement

In September 2023, the Company entered into purchase agreements to sell in a private placement to existing investors and directors, including Dr. Prudo and Ms. Rachelle Jacques, the Company’s then President and Chief Executive Officer (the “September 2023 Private Placement”) an aggregate of 551,816 ADSs at $3.30 per ADS, and pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 48,387 ADSs at a purchase price per Pre-Funded Warrant of $3.10, for aggregate gross proceeds of approximately $2.0 million. The Pre-Funded Warrants are exercisable at an exercise price of $0.20 per ADS and will not expire until exercised in full. The September 2023 Private Placement closed in October 2023 resulting in net proceeds of approximately $1.7 million after deducting placement agent fees and other expenses.

At close of the September 2023 Private Placement, the Company issued to Paulson, as placement agent for the September 2023 Private Placement, warrants to purchase 42,550 ADSs at an exercise price of $4.13 per ADS (representing 125% of the purchase price per ADS sold in the September 2023 Private Placement) and a term expiring on October 6, 2028 (the “October 2023 Placement Agent Warrants”). The estimated fair value of the October 2023 Placement Agent Warrants on the issuance date was approximately $0.1 million.

The Company determined that the Pre-Funded Warrants and October 2023 Placement Agent Warrants met all of the criteria for equity classification. Accordingly, upon closing of the September 2023 Private Placement, each of the Pre-Funded Warrants and October 2023 Placement Agent Warrants were recorded as a component of additional paid-in capital.

March 2023 Registered Direct Offering

On March 31, 2023, the Company entered into securities purchase agreements with certain accredited and institutional investors, including Dr. Prudo (the “March Registered Direct Offering”) providing for the issuance of an aggregate of 1,333,333 ADSs in a registered direct offering at $3.00 per ADS, resulting in gross proceeds of approximately $4.0 million. Net proceeds from the March Registered Direct Offering were approximately $3.5 million after deducting placement agent fees and expenses.

Warrants

In connection with various financing transactions, the Company has issued warrants to purchase the Company’s ordinary shares represented by ADSs. The Company accounts for such warrants as equity instruments or liabilities, depending on the specific terms of the warrant agreement. See Note 2 for further details on accounting policies related to the Company’s warrants.

The following table summarizes the Company’s outstanding warrants as of June 30, 2024 and December 31, 2023:

	Number of Warrant ADSs
	June 30, 2024	December 31, 2023	Weighted- Average Exercise Price	Expiration Date
Equity-classified Warrants
2019 Investor Warrants	59,211	59,211	$60.00	7/1/2024
2019 Placement Warrants	—	8,881	$57.00	6/28/2024
2020 Investor Warrants	139,882	139,882	$44.00	Feb-Mar 2025
2020 Placement Warrants	22,481	22,481	$51.00	Feb-Mar 2025
July 2021 Placement Agent Warrants	19,919	19,919	$46.40	7/7/2026
December 2021 Investor Warrants	107,775	107,775	$33.00	1/4/2027
December 2021 Placement Agent Warrants	8,622	8,622	$35.00	12/29/2026
March 2022 Investor Warrants	186,020	186,020	$28.00	3/10/2027
March 2022 Placement Agent Warrants	14,882	14,882	$30.00	3/10/2027
October 2023 Investor Prefunded Warrants	48,387	48,387	$0.20	—
October 2023 Placement Agent Warrants	42,550	42,550	$4.13	10/6/2028
March 2024 Placement Agent Warrants	132,061	—	$1.85	3/27/2029
May 2024 Investor Warrants	4,029,754	—	$1.77	May-Jun 2027
May 2024 Placement Agent Warrants	322,380	—	$1.89	5/31/2029

	5,133,924	658,610
Liability-classified Warrants
September 2022 Series A Investor Warrants	755,000	755,000	$17.00	9/14/2024
September 2022 Series B Investor Warrants	755,000	755,000	$17.00	9/14/2029

	1,510,000	1,510,000

Total outstanding	6,643,924	2,168,610

The following table summarizes the Company’s warrants activity for the six months ended June 30, 2024:

($ in thousands, except per share data)	Number of Warrants	Weighted-Average Exercise Price
Outstanding at December 31, 2023	2,168,610	$21.97
Issued	4,484,195	1.78
Exercised	—	—
Expired	(8,881)	57.00

Outstanding at June 30, 2024	6,643,924	$8.30

Capital Redemption Reserve

In December 2020, for the purpose of changing the nominal value of the Company’s ordinary shares from £0.01 to $0.0001 the Company issued 3,847,331,913 deferred shares (the “Deferred Shares”) of $0.01315. The Deferred Shares were created for technical reasons of company law and did not increase the aggregate value of share capital. Also in December 2020, the Deferred Shares were purchased by the Company in accordance with their terms of issue for aggregate consideration of $0.01 and immediately cancelled. The aggregate nominal value at cancellation was $50.6 million.

Amounts transferred from share capital on the redemption of the Deferred Shares of $50.6 million, along with the resulting foreign currency effect of the redenomination of Company ordinary shares of $1.6 million, are classified as “capital redemption reserve” within the Company’s condensed consolidated balance sheets and condensed statements of shareholders’ (deficit) equity.

Note 7. Share-Based Compensation

2023 Equity Incentive Plan

On June 30, 2023, the Company’s shareholders approved the 2023 Equity Incentive Plan (the “2023 Plan”), which provides for the grant of stock options, both incentive stock options and nonqualified stock options, stock, with and without vesting restrictions, restricted stock units (“RSUs”) and stock appreciation rights, to be granted to employees, directors and consultants. The Company is permitted to issue up to 980,000,000 ordinary shares under the 2023 Plan, plus such additional number of ordinary shares (up to 855,637,300 ordinary shares) subject to awards granted under the 2014 Equity Incentive Plan (the “2014 Plan”), to the extent such awards are forfeited, cancelled, or expire unexercised.

As of June 30, 2024, the Company had 318,823,915 ordinary shares underlying outstanding equity awards under the 2023 Plan, consisting of stock options and RSUs, and 724,581,522 ordinary shares remained available for future grants under the 2023 Plan.

The 2023 and 2014 Plans provide that they be administered by the compensation committee of the board of directors. The exercise price for stock option awards may not be less than 100% of the fair market value of the Company’s ordinary shares on the date of grant and the term of awards may not be greater than ten years. The Company determines the fair value of its ordinary shares based on the quoted market price of its ADSs. Vesting periods are determined at the discretion of the compensation committee. Awards granted to employees typically vest over two to four years and directors over one year.

2014 Equity Incentive Plan

Under the 2014 Plan the Company was authorized to grant stock options, RSUs and other awards, to employees, members of the board of directors and consultants. Upon effectiveness of the 2023 Plan no further awards were available to be issued under the 2014 Plan. As of June 30, 2024, the Company had 284,934,688 ordinary shares underlying outstanding equity awards under the 2014 Plan, consisting of stock options.

Stock Options

The following is a summary of the Company’s stock option activity under the 2014 Plan and the 2023 Plan for the six months ended June 30, 2024:

($ in thousands, except share and per share data)	Stock Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2023	651,237,400	$0.01	8.5	$—
Granted	25,000,000	—
Exercised	—	—
Forfeited	(299,802,712)	0.01
Expired	(24,500,000)	0.02
Outstanding at June 30, 2024 (1)	351,934,688	$0.01	4.6	$—

Exercisable at June 30, 2024	263,101,355	$0.01	3.2	$—

(1)

Includes both vested stock options as well as unvested stock options for which the requisite service period has not been rendered but that are expected to vest based on achievement of a service condition.

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the options and the fair value of the Company’s ordinary shares for those options that had exercise prices lower than the fair value of the Company’s ordinary shares.

The weighted-average grant-date fair value per share of options granted during each of the six months ended June 30, 2024 and 2023 was less than $0.01.

Option Valuation

The weighted-average assumptions that the Company used to determine the fair value of share options granted were as follows, presented on a weighted average basis:

	2024	2023
Expected volatility	98.0%	99.3%
Risk-free interest rate	4.3%	3.8%
Expected dividend yield	—	—
Expected term (in years)	5.5	6.0

Restricted Stock Units

The 2014 Plan provided, and the 2023 Plan provides, for the award of RSUs. RSUs are granted to employees that are subject to time-based vesting conditions that lapse between one year and four years from date of grant, assuming continued employment. Compensation cost for time-based RSUs, which vest only on continued service, is recognized on a straight-line basis over the requisite service period based on the grant date fair of the RSUs, which is derived from the closing price of the Company’s ADSs on the date of grant.

The following table summarizes the Company’s RSU activity for the six months ended June 30, 2024:

	Time-based Awards
($ in thousands, except per share data)	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested shares at December 31, 2023	385,954,925	$0.00
Granted	731,393,807	0.00
Forfeited	(482,249,417)	0.00
Vested	(383,275,400)	0.00

Nonvested shares at June 30, 2024	251,823,915	$0.00

The fair value of time-based RSUs that vested during the six months ended June 30, 2024 and 2023 was approximately $0.5 million and $0.1 million, respectively.

As of June 30, 2024, 290,937,175 ordinary shares underlying vested time-based RSUs, which have been included in the condensed consolidated statement of shareholders’ (deficit) equity, were pending issuance.

Share-Based Compensation Expense

The Company classifies share-based compensation expense in the statement of operations in the same manner in which the award recipients’ payroll costs are classified or in which the award recipients’ service payments are classified. Total share-based compensation expense attributable to share-based payments made to employees, consultants and directors included in operating expenses in the Company’s condensed consolidated statements of operations and comprehensive loss for the three and six months ended June 30, 2024 and 2023, was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2024	2023	2024	2023
Research and development	$13	$32	$56	$63
General and administrative	147	244	400	478
Restructuring and other costs	285	—	285	—

Total share-based compensation expense	$445	$276	$741	$541

During the three and six months ended June 30, 2024, 276,000,000 ordinary shares underlying unvested time-based RSUs held by a former executive upon termination of employment were accelerated, resulting in additional stock-based compensation expense of $0.3 million.

As of June 30, 2024, total unrecognized compensation cost related to unvested stock options and time-based RSUs was $0.2 million and $0.2 million, respectively. The Company expects total unrecognized compensation costs related to unvested stock options and RSUs to be recognized over a weighted average period of 1.8 and 1.7 years, respectively.

Note 8. Related Party Transactions

The Doctors Laboratory

The Company leases office space for its U.K. headquarters in London from The Doctors Laboratory (“TDL”) and has incurred expenses of less than $0.1 million plus VAT during each of the three and six months ended June 30, 2024 and 2023. David Byrne, a former non-employee director of the Company, is the Chief Executive Officer of TDL and Dr. Prudo is the non-Executive Chairman of the Board of Directors of TDL.

The Company received certain laboratory testing services for its clinical trials provided by TDL, including certain administrative services, and incurred expenses of less than $0.1 million during each of the three and six months ended June 30, 2024 and 2023.

The Company recorded payable balances owed to TDL of less than $0.1 million as of June 30, 2024 and December 31, 2023.

Interim CEO Agreement

On May 31, 2024, the Company and Dr. Patel entered into an Interim Chief Executive Officer Agreement, effective as of May 1, 2024 (the “Interim CEO Agreement”). Pursuant to the Interim CEO Agreement, Dr. Patel serves as the Company’s Interim President and Chief Executive Officer as an independent contractor on an at-will basis. The Interim CEO Agreement can be terminated by the Company immediately for any reason. As the sole compensation for services provided under the Interim CEO Agreement, Dr. Patel is paid $50,000 per month in the form of fully vested ordinary shares.

During the three and six months ended June 30, 2024, the Company granted 91,396,000 fully vested ordinary shares to Dr. Patel and recognized approximately $0.1 million in compensation costs pursuant to the Interim CEO Agreement. As of June 30, 2024, the 91,396,000 ordinary shares granted to Dr. Patel, which have been included in the condensed consolidated statement of shareholders’ (deficit) equity, were pending issuance.

Note 9. Commitments and Contingencies

Leases

The Company is currently party to a short-term lease for its U.S headquarters, which currently expires in November 2024, and a short-term lease with TDL for its London offices, which currently expires in July 2025. The Company is not party to any material lease agreements.

For each of the three months ended June 30, 2024 and 2023, the Company incurred lease costs of less than $0.1 million. For the six months ended June 30, 2024 and 2023, the Company incurred leases costs of approximately $0.2 million and $0.1 million, respectively.

Employee Benefit Plans

The Company adopted an employee benefit plan under Section 401(k) of the Internal Revenue Code for its U.S.-based employees. The plan allows employees to make contributions up to a specified percentage of their compensation. Under the plan, the Company matches 100% of employees’ contributions up to 5% of the annual eligible compensation contributed by each employee, subject to Internal Revenue Code limitations.

The Company also adopted a defined contribution pension scheme which allows for U.K. employees to make contributions and provides U.K. employees with a Company contribution of 10% of compensation, subject to U.K. law.

During each of the three and six months ended June 30, 2024 and 2023, the Company charged less than $0.1 million to operating expenses related to the Company’s contributions to employee benefit plans.

Note 10. Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure or retroactive adjustment to information reported at the balance sheet date.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Akari Therapeutics, Plc

Boston, Massachusetts

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Akari Therapeutics, Plc (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ (deficit) equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Classification of Warrants

As described in Note 5 to the consolidated financial statements, in September 2023, the Company entered into purchase agreements to sell in a private placement to existing investors an aggregate of 551,816 American Depository Shares (“ADSs”) at $3.30 per ADS, and pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 48,387 ADSs at a purchase price per Pre-Funded Warrant of $3.10, for aggregate gross proceeds of approximately $2.0 million. The Company determined that the Pre-Funded Warrants met all of the criteria for equity classification and recorded them as a component of additional paid-in capital upon the closing of the transaction in October 2023.

We identified the evaluation of the financial statement classification for the Pre-Funded Warrants as a critical audit matter. Our principal considerations included the existence of accounting complexities related to certain provisions of the warrant agreement, including settlement provisions and derivative elements. Auditing these elements involved especially complex auditor judgment due to the terms of the applicable agreement, including the extent of specialized knowledge and skills needed.

The primary procedures we performed to address this critical audit matter included:

•

Evaluating the appropriateness of management’s conclusions through the review of: (i) the relevant terms of the warrant agreement, (ii) the completeness and accuracy of the Company’s technical accounting analysis, and (iii) the appropriateness of application of the relevant accounting literature.

•

Utilizing personnel with specialized knowledge and skills in technical accounting to assist in: (i) evaluating relevant terms of the warrant agreement in relation to the appropriate accounting literature, and (ii) assessing the appropriateness of conclusions reached by the Company.

/s/ BDO USA, P.C.

We have served as the Company’s auditor since 2016.

New York, New York

March 29, 2024

AKARI THERAPEUTICS, PLC

Consolidated Balance Sheets

as of December 31, 2023 and 2022

(in U.S. dollars)

(In thousands, except share and per share amounts)	December 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash	$3,845	$13,250
Prepaid expenses	299	465
Other current assets	197	100

Total current assets	4,341	13,815
Patent acquisition costs, net	14	17

Total assets	$4,355	$13,832

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$1,671	$947
Accrued expenses	1,566	3,148
Warrant liability	1,253	7,852
Other current liability	94	94

Total liabilities	4,584	12,041
Commitments and contingencies (Note 8)
Shareholders’ (deficit) equity:
Share capital of $0.0001 par value
Authorized: 45,122,321,523 and 15,000,000,000 ordinary shares at December 31, 2023 and 2022, respectively; issued and outstanding: 13,234,315,298 and 7,444,917,123 at December 31, 2023 and 2022, respectively	1,324	745
Additional paid-in capital	174,754	167,076
Capital redemption reserve	52,194	52,194
Accumulated other comprehensive loss	(1,040)	(771)
Accumulated deficit	(227,461)	(217,453)

Total shareholders’ (deficit) equity	(229)	1,791

Total liabilities and shareholders’ (deficit) equity	$4,355	$13,832

The accompanying notes are an integral part of these consolidated financial statements.

AKARI THERAPEUTICS, PLC

Consolidated Statements of Operations and Comprehensive Loss

for the Years ended December 31, 2023 and 2022

(in U.S. dollars)

	Year Ended December 31,
(In thousands, except share and per share amounts)	2023	2022
Operating expenses:
Research and development	$5,450	$9,561
General and administrative	11,356	13,527

Loss from operations	(16,806)	(23,088)
Other income (expense):
Interest income	82	46
Excess in fair value of warrant liability over cash proceeds	—	(1,963)
Change in fair value of warrant liability	6,599	6,946
Foreign currency exchange gains (losses), net	136	453
Other expense, net	(19)	(142)

Net loss	$(10,008)	$(17,748)

Net loss per share –– basic and diluted	$(0.00)	$(0.00)

Weighted-average number of common shares used in computing net loss per share –– basic and diluted	9,788,980,193	6,243,462,410

Comprehensive loss:
Net loss	$(10,008)	$(17,748)
Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(269)	(230)

Total other comprehensive loss, net of tax	(269)	(230)

Total comprehensive loss	$(10,277)	$(17,978)

The accompanying notes are an integral part of these consolidated financial statements.

AKARI THERAPEUTICS, PLC

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

for the Years ended December 31, 2023 and 2022

(in U.S. dollars)

	Share Capital $0.0001 par value		Additional Paid-in- Capital	Capital Redemption Reserve	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
(In thousands, except share amounts)	Shares	Amount
Balance, December 31, 2021	4,759,731,923	$476	$153,131	$52,194	$(541)	$(199,705)	$5,555
Issuance of share capital related to financing, net of issuance costs	2,685,185,200	269	13,210	—	—	—	13,479
Stock-based compensation	—	—	735	—	—	—	735
Foreign currency translation	—	—	—	—	(230)	—	(230)
Net loss	—	—	—	—	—	(17,748)	(17,748)

Balance, December 31, 2022	7,444,917,123	745	167,076	52,194	(771)	(217,453)	1,791
Issuance of share capital related to financing, net of issuance costs	5,666,034,700	567	6,394	—	—	—	6,961
Issuance of share capital for vendor services	80,000,000	8	134	—	—	—	142
Vesting of restricted shares	43,363,475	4	—	—	—	—	4
Stock-based compensation	—	—	1,150	—	—	—	1,150
Foreign currency translation	—	—	—	—	(269)	—	(269)
Net loss	—	—	—	—	—	(10,008)	(10,008)

Balance, December 31, 2023	13,234,315,298	$1,324	$174,754	$52,194	$(1,040)	$(227,461)	$(229)

The accompanying notes are an integral part of these consolidated financial statements.

AKARI THERAPEUTICS, PLC

Consolidated Statements of Cash Flows

for the Years ended December 31, 2023 and 2022

(in U.S. dollars)

	Year Ended December 31,
(In thousands)	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(10,008)	$(17,748)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4	4
Stock-based compensation	1,150	735
Issuance of share capital for vendor services	142	—
Excess fair value of warrant liability over cash proceeds	—	1,963
Change in fair value of warrant liability	(6,599)	(6,946)
Foreign currency exchange (gains) losses	(255)	(334)
Change in assets and liabilities:
Prepaid expenses and other current assets	70	1,699
Accounts payable and accrued expenses	(936)	(877)

Net cash used in operating activities	(16,432)	(21,504)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares, net of issuance costs	7,016	25,194
Proceeds from employee vesting of restricted shares	4	—
Proceeds for future exercises of warrants to purchase shares	—	94

Net cash provided by financing activities	7,020	25,288

Effect of exchange rates on cash	7	105
Net (decrease) increase in cash and cash equivalents	(9,405)	3,889
Cash at beginning of period	13,250	9,361

Cash at end of period	$3,845	$13,250

SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES:
Financing costs in accrued expenses	$55	$—

Ordinary share subscription deposit	$—	$1,120

Initial valuation of warrant liability	$—	$14,798

The accompanying notes are an integral part of these consolidated financial statements.

AKARI THERAPEUTICS, PLC

Notes to Consolidated Financial Statements

Note 1. Description of Business

Business Overview

Akari Therapeutics, Plc, (the “Company” or “Akari”) is incorporated in the United Kingdom. The Company is a clinical-stage biotechnology company focused on developing advanced therapies for autoimmune and inflammatory diseases involving the complement component 5 (C5) and leukotriene B4 (LTB4) pathways. The Company’s activities since inception have consisted of performing research and development activities and raising capital.

The Company is subject to a number of risks similar to those of clinical stage companies, including dependence on key individuals, uncertainty of product development and generation of revenues, dependence on outside sources of capital, risks associated with clinical trials of products, dependence on third-party collaborators for research and development operations, need for marketing authorization of products, risks associated with protection of intellectual property, and competition with larger, better-capitalized companies.

To fully execute its business plan, the Company will need, among other things, to complete its research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future. There can be no assurance that these activities will be successful. If the Company is not successful in these activities it could delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities.

Agreement and Plan of Merger

As further described in Note 10, in March 2024, the Company entered into an Agreement and Plan of Merger with Peak Bio, Inc. Following the anticipated closing of the Merger (as defined below), we expect to have an expanded pipeline that contains multiple compelling assets spanning early and late development stages with the addition of Peak Bio Inc.’s Phase 2-ready PHP-303 program targeting alpha-1 antitrypsin deficiency.

Liquidity and Financial Condition

The Company follows the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 205-40, Presentation of Financial Statements—Going Concern, which requires management to assess the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued.

The Company has incurred substantial losses and negative cash flows since inception and had an accumulated deficit of $227.5 million as of December 31, 2023. The Company’s cash balance of $3.8 million as of December 31, 2023 is not sufficient to fund its operations for the one-year period after the date these consolidated financial statements are issued. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales of its product candidates currently in development. The Company is subject to a number of risks and uncertainties similar to those of other companies of the same size within the biotechnology industry, such as uncertainty of clinical trial outcomes, uncertainty of additional funding, and history of operating losses. Substantial additional financing will be needed by the Company to fund its operations and to commercially develop its product candidates. Management is currently evaluating different strategies to obtain the required funding for future operations. These strategies may include, but are not limited to: product development financing, private placements and/or public offerings of equity and/or debt securities, and strategic research and development collaborations and/or similar arrangements. There can be no assurance that these future funding efforts will be successful.

Nasdaq Continued Listing Rules

On October 24, 2022, the Company received a deficiency notification letter from the Listing Qualifications Staff (the “Staff”) of the Nasdaq Stock Market (“Nasdaq”) indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) because the bid price for the Company’s Common Stock had closed below $1.00 per share (the “Minimum Bid Requirement”) for the previous thirty consecutive business days. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company had 180 calendar days from the date of such notice, or until April 24, 2023, to regain compliance with the Minimum Bid Requirement. To regain compliance, the bid price for the Company’s American Depository Shares (“ADSs”) must have closed at $1.00 per share or more for a minimum of ten consecutive business days. On April 25, 2023, the Staff granted the Company an additional 180 calendar day period, or until October 23, 2023, in which to regain compliance with the Minimum Bid Requirement. Following the successful completion of the ADS Ratio Change (defined below), the Company received a written notice from the Staff that it has regained compliance with the Minimum Bid Requirement as a result of the Company’s ADSs having a closing bid price of $1.00 per share or greater for 10 consecutive business days.

Nasdaq Listing Rule 5550(b)(1) requires companies listed on The Nasdaq Capital Market to maintain shareholders’ equity of at least $2.5 million (the “Shareholders’ Equity Requirement”). As of December 31, 2023, the Company had a shareholders’ deficit of $0.2 million and therefore is not in compliance with the Shareholders’ Equity Requirement. If the Company continues to not be in compliance or it fails to meet any of the other Nasdaq continuing listing requirements, its ADSs may be subject to delisting and the Company may become subject to delisting proceedings. The Company is currently assessing its available options to regain compliance with the Shareholders’ Equity Requirement.

ADS Ratio Change

Effective August 17, 2023, the Company changed the ratio of its ADSs to ordinary shares, par value $0.0001 per share, from one ADS representing 100 ordinary shares to a new ratio of one ADS representing 2,000 ordinary shares (the “ADS Ratio Change”). All ADS and per ADS amounts in the accompanying consolidated financial statements and notes thereto have been retroactively adjusted for all periods presented to reflect the ADS Ratio Change.

Note 2. Summary of Significant Accounting Policies

Basis of presentation – The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and assumes that the Company will continue to operate as a going concern.

Principles of consolidation – The consolidated financial statements include the accounts of the Company, Celsus Therapeutics, Inc., a Delaware corporation, Volution Immuno Pharmaceuticals SA, a private Swiss company, and Akari Malta Limited, a private Maltese company, each wholly-owned subsidiaries. All intercompany transactions have been eliminated.

Foreign currency – The functional currency of the Company is U.S. dollars, as that is the currency of the primary economic environment in which the Company operates as well as the currency in which it has been financed.

The reporting currency of the Company is U.S. dollars. The Company translates its non-U.S. operations’ assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded as foreign currency translation adjustments, a component of accumulated other comprehensive loss. Gains or losses from foreign currency transactions are included in foreign currency exchange gains/(losses).

Use of estimates – The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets, liabilities, expenses and related disclosures. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the valuation of share-based awards, the valuation of warrant liabilities, research and development prepayments, accruals and related expenses, and the valuation allowance for deferred income taxes. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. Estimates are periodically reviewed considering changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results may differ from those estimates or assumptions.

Segments – Operating segments are defined as components of an enterprise in which separate discrete information is available for evaluation by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and assessing performance. The Company’s CODM is its Chief Executive Officer (CEO). Neither the CODM nor the Company’s directors receive disaggregated financial information about the locations in which research and development is occurring. Therefore, the Company views its operations and manages its business as one operating segment, which is the business of developing advanced therapies for autoimmune and inflammatory diseases.

Concentration of credit risk – Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company generally maintains balances in various operating accounts at financial institutions in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Fair value measurements – Certain assets and liabilities are carried at fair value under U.S. GAAP. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

•	Level 1 – quoted prices in active markets for identical assets and liabilities.

•

Level 2 – inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each reporting period. The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying values of the Company’s cash, prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities. The Company’s liability-classified warrants are recorded at their estimated fair value. See Note 3.

Cash – The Company considers all highly-liquid investments with original maturities of 90 days or less at the time of acquisition to be cash equivalents. The Company had no cash equivalents as of December 31, 2023 or December 31, 2022.

Prepaid expenses – Payments made prior to the receipt of goods or services are capitalized until the goods or services are received.

Other current assets – Other current assets as of December 31, 2023 and December 21, 2022 were principally comprised of Value Added Tax (“VAT”) receivables.

Patent acquisition costs – Patent acquisition costs and related capitalized legal fees are amortized on a straight-line basis over the shorter of the legal or economic life. The estimated useful life is 22 years. The Company expenses costs associated with maintaining and defending patents after their issuance in the period incurred. Amortization expense for each of the years ended December 31, 2023 and 2022 was less than $0.1 million.

Accrued expenses – As part of the process of preparing the consolidated financial statements, the Company estimates accrued expenses. This process involves identifying services that third parties have performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred on these services as of each balance sheet date in the Company’s consolidated financial statements. Examples of estimated accrued expenses include contract service fees in conjunction with pre-clinical and clinical trials, professional service fees and contingent liabilities. In connection with these service fees, the Company’s estimates are most affected by its understanding of the status and timing of services provided relative to the actual services incurred by the service providers. If the Company does not identify certain costs that have been incurred or it under or over-estimates the level of services or costs of such services, the Company’s reported expenses for a reporting period could be understated or overstated. The date on which certain services commence, the level of services performed on or before a given date, and the cost of services are often subject to the Company’s estimation and judgment. The Company makes these judgments based upon the facts and circumstances known to it in accordance with U.S. GAAP. See Note 4.

Warrant Liability – The Company accounts for ordinary share or ADS warrants as either equity instruments, liabilities or derivative liabilities in accordance with ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”) and/or ASC Topic 815, Derivatives and Hedging (“ASC 815”), depending on the specific terms of the warrant agreement. Liability-classified warrants are recorded at their estimated fair values at issuance are remeasured each reporting period until they are exercised, terminated, reclassified or otherwise settled. Changes in the estimated fair value of liability-classified warrants are recorded in “change in fair value of warrant liability” in the Company’s consolidated statements of operations and comprehensive loss. Equity-classified warrants are recorded within “additional paid-in capital” in the Company’s consolidated statements of shareholders’ (deficit) equity at the time of issuance and not subject to remeasurement.

Research and development expenses – Costs associated with research and development are expensed as incurred unless there is an alternative future use in other research and development projects. Research and development expenses include, among other costs, salaries and personnel–related expenses, fees paid for contract research services, fees paid to clinical research organizations, costs incurred by outside laboratories, manufacturers and other accredited facilities in connection with clinical trials and preclinical studies.

Payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received. The Company records expenses related to clinical studies and manufacturing development activities based on its estimates of the services received and efforts expended pursuant to contracts with multiple contract research organizations and manufacturing vendors that conduct and manage these activities on its behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract, and may result in uneven cash flows. There may be instances in which payments made to the Company’s vendors will exceed the level of services provided and result in a prepayment of the expense. Payments under some of these contracts depend on factors such as the successful enrollment of subjects and the completion of clinical study milestones. In amortizing or accruing service fees, the Company estimates the time period over which services will be performed, enrollment of subjects, number of sites activated and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the Company’s estimate, the Company will adjust the accrued or prepaid expense balance accordingly.

The Company accounts for research and development tax credits at the time its realization becomes probable as a credit to research and development expenses in the consolidated statements of operations and comprehensive loss.

Stock-based compensation expense – The Company measures all stock-based awards granted to employees, directors and non-employees based on the estimated fair value on the date of grant and recognizes compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective awards. Forfeitures are accounted for as they occur. The Company classifies stock-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each restricted ordinary share award is determined on the date of grant based on the fair value of the Company’s ordinary shares on that same date. The fair value of each share option grant is determined on the date of grant using the Black-Scholes option pricing model, which requires inputs based on certain assumptions, including the expected stock price volatility, the expected term of the award, the risk-free interest rate, and expected dividends (See Note 6). Beginning on January 1, 2023, the Company began using its historical stock price volatility to determine the volatility assumption to be used in its Black-Scholes option pricing model. Prior to January 1, 2023, the Company estimated its expected stock price volatility based on the historical volatility of publicly traded peer companies. The expected term of the Company’s options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends on ordinary shares and does not expect to pay any cash dividends in the foreseeable future.

Leases – The Company accounts for its leases in accordance with ASC 842, Leases. In accordance with ASC 842, the Company records a right-of-use (“ROU”) asset and corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. Leases with an initial term of twelve months or less are not recorded on the consolidated balance sheet and are recognized on a straight-line basis over the lease term. As of December 31, 2023 and 2022, the Company did not have any leases with a term longer than twelve months. Accordingly, no ROU assets and corresponding lease liabilities are included in the Company’s consolidated balance sheets as of December 31, 2023 or 2022.

Income taxes – The Company accounts for income taxes in accordance with the accounting rules that require an asset and liability approach to accounting for income taxes based upon the future expected values of the related assets and liabilities. Deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and for tax loss and credit carry forwards and are measured using the expected tax rates estimated to be in effect when such basis differences reverse. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will, more likely than not, be realized. The Company has recorded a full valuation allowance on its deferred tax assets as of December 31, 2023 and 2022.

The Company follows the provisions of ASC 740 “Accounting for Uncertainty in Income Taxes”, which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under ASC 740 “Accounting for Uncertainty in Income Taxes,” an entity may only recognize or continue to recognize tax positions that meet a “more-likely-than-not” threshold. Interest and penalties related to uncertain tax positions are recognized as general and administrative expense. At December 31, 2023 and 2022, the Company had no uncertain tax positions.

Comprehensive Income (Loss) - Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company’s other comprehensive loss is comprised of foreign currency translation adjustments.

Net loss per share – Basic net income (loss) per ordinary share is computed by dividing net income (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period, which includes ordinary shares underlying pre-funded warrants, as such warrant is exercisable, in whole or in part, for nominal cash consideration with no expiration date. Diluted net income (loss) per ordinary share is computed by dividing the diluted net income (loss) available to ordinary shareholders by the weighted average number of ordinary shares, including potential dilutive ordinary shares assuming the dilutive effect as determined using the treasury stock method.

For periods in which the Company has reported net losses, diluted net loss per ordinary share is the same as basic net loss per ordinary share, since dilutive ordinary shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported a net loss for each of the years ended December 31, 2023 and 2022.

The following potential dilutive securities, presented based on amounts outstanding at the end of each reporting period, have been excluded from the calculation of diluted net loss per share because including them would have had an anti-dilutive impact:

	Year Ended December 31,
	2023	2022
Stock options	651,237,400	513,673,885
Restricted stock units	385,954,925	21,475,400
Warrants	4,240,447,500	4,155,347,500

Total	5,277,639,825	4,690,496,785

New Accounting Pronouncements – From time to time, new accounting pronouncements are issued by the FASB and rules are issued by the SEC that the Company has or will adopt as of a specified date. Unless otherwise noted, management does not believe that any other recently issued accounting pronouncements issued by the FASB or guidance issued by the SEC had, or is expected to have, a material impact on the Company’s present or future consolidated financial statements.

Recently Issued (Not Yet Adopted) Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures. This ASU modified the disclosure and presentation requirements primarily through enhanced disclosures of significant segment expenses and clarified that single reportable segment entities must apply Topic 280 in its entirety. This guidance is effective for the Company for the year beginning January 1, 2024, with early adoption permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statement. The Company is currently assessing the impact of this guidance on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures. This ASU improves the transparency of income tax disclosure by requiring consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. This guidance is effective for the Company for the year beginning January 1, 2025, with early adoption permitted. The amendments should be applied on a prospective basis, with retrospective application permitted. The Company is currently assessing the impact of this guidance on its consolidated financial statements and related disclosures.

Note 3. Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents information about the Company’s financial liabilities measured at fair value on a recurring basis and indicates the level of the fair value hierarchy used to determine such values:

	December 31, 2023
(In thousands)	Total	Level 1	Level 2	Level 3
Liabilities
Warrant liability - Series A	$15	$—	$—	$15
Warrant liability - Series B	1,238	—	—	1,238

Total liabilities	$1,253	$—	$—	$1,253

	December 31, 2022
(In thousands)	Total	Level 1	Level 2	Level 3
Liabilities
Warrant liability - Series A	$1,812	$—	$—	$1,812
Warrant liability - Series B	6,040	—	—	6,040

Total liabilities	$7,852	$—	$—	$7,852

The Company’s Level 3 liabilities consist of the September 2022 Warrants (defined below), which were determined to be liability-classified instruments. There were no transfers between Level 1, Level 2, and Level 3 during the years ended December 31, 2023 and 2022.

Changes in Level 3 Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes the activity in the warrant liability measured at fair value on a recurring basis using unobservable inputs (Level 3) during the years ended December 31, 2023 and 2022:

	Warrant Liability
(In thousands)	Series A	Series B	Total
Balance, December 31, 2021	$—	$—	$—
Issuance of warrants	5,285	9,513	14,798
Change in the fair value of liability	(3,473)	(3,473)	(6,946)

Balance, December 31, 2022	$1,812	$6,040	$7,852
Change in the fair value of liability	(1,797)	(4,802)	(6,599)

Balance, December 31, 2023	$15	$1,238	$1,253

Assumptions Used in Determining Fair Value of Liability-Classified Warrants

The fair value of the warrant liability is based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The fair value of both the Series A Warrants and the Series B Warrants (each defined below) was determined using the Black-Scholes Option Pricing Model, which uses various assumptions, including (i) fair value of the Company’s ADSs, (ii) exercise price of the warrant, (iii) expected term of the warrant, (iv) expected volatility and (v) expected risk-free interest rate.

Below are the assumptions used for the fair value calculations of the Series A Warrants and Series B Warrants (each defined below), as of December 31, 2023 and 2022, adjusted, where applicable, to reflect the ADS Ratio Change for all periods presented, as more fully described in Note 1:

	December 31, 2023		December 31, 2022
	Series A	Series B	Series A	Series B
Stock (ADS) price	$3.12	$3.12	$9.40	$9.40
Exercise price	$17.00	$17.00	$17.00	$17.00
Expected term (in years)	0.7	5.7	1.7	6.7
Expected volatility	85.0%	95.0%	80.0%	120.0%
Risk-free interest rate	5.1%	3.9%	4.4%	4.0%
Expected dividend yield	—	—	—	—

Note 4. Accrued Expenses

Accrued expenses consisted of the following as of December 31, 2023 and 2022:

($ in thousands)	December 31, 2023	December 31, 2022
Employee compensation and benefits	$187	$1,426
External research and development expenses	635	1,446
Professional and consulting fees	669	148
Other	75	128

Total accrued expenses	$1,566	$3,148

Note 5. Shareholders’ (Deficit) Equity

Ordinary Shares

On June 30, 2023, the Company’s shareholders approved an increase to the number of authorized ordinary shares the Company can issue by 35,000,000,000 ordinary shares in addition to the number of shares outstanding on June 30, 2023. Accordingly, following June 30, 2023 and as of December 31, 2023, the Company was authorized to issue up to 45,122,321,523 ordinary shares. As of December 31, 2022, the Company was authorized to issue up to 15,000,000,000 ordinary shares.

December 2023 Private Placement

In December 2023, the Company entered into purchase agreements to sell in a private placement to existing investors, Dr. Prudo, the Company’s Chairman, and Dr. Patel, director, (the “December 2023 Private Placement”) an aggregate of 947,868 ADSs at $2.11 per ADS, for aggregate gross proceeds of approximately $2.0 million. Net proceeds from the December 2023 Private Placement was approximately $1.8 million after deducting placement agent fees and other expenses.

September 2023 Private Placement

In September 2023, the Company entered into purchase agreements to sell in a private placement to existing investors, including Dr. Ray Prudo, the Company’s Chairman, and Ms. Rachelle Jacques, the Company’s President and CEO (the “September 2023 Private Placement”) an aggregate of 551,816 ADSs at $3.30 per ADS, and pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 48,387 ADSs at a purchase price per Pre-Funded Warrant of $3.10, for aggregate gross proceeds of approximately $2.0 million. The Pre-Funded Warrants are exercisable at an exercise price of $0.20 per ADS and will not expire until exercised in full. The September 2023 Private Placement closed in October 2023 resulting in net proceeds of approximately $1.7 million after deducting placement agent fees and other expenses.

At close of the September 2023 Private Placement, the Company issued to Paulson Investment Company, LLC (“Paulson”), as placement agent for the September 2023 Private Placement, warrants to purchase 42,550 ADSs at an exercise price of $4.13 per ADS (representing 125% of the price per ADS in the September 2023 Private Placement) and a term expiring on October 6, 2028 (the “October 2023 Placement Agent Warrants”). The estimated fair value of the October 2023 Placement Agent Warrants on the issuance date was approximately $0.1 million.

The Company determined that the Pre-Funded Warrants and October 2023 Placement Agent Warrants met all of the criteria for equity classification. Accordingly, upon closing of the September 2023 Private Placement, each of the Pre-Funded Warrants and October 2023 Placement Agent Warrants were recorded as a component of additional paid-in capital.

March 2023 Registered Direct Offering

On March 31, 2023, the Company entered into securities purchase agreements with certain accredited and institutional investors, including Dr. Ray Prudo, the Company’s Chairman, (the “March Registered Direct Offering”) providing for the issuance of an aggregate of 1,333,333 ADSs in a registered direct offering at $3.00 per ADS, resulting in gross proceeds of approximately $4.0 million. Net proceeds from the March Registered Direct Offering was approximately $3.5 million after deducting placement agent fees and expenses.

September 2022 Registered Direct Offering

On September 14, 2022, the Company sold to certain accredited and institutional investors, led by existing investors of the Company, including Dr. Ray Prudo, the Company’s Chairman, an aggregate of 755,000 ADSs in a registered direct offering (“September 2022 Registered Direct Offering”) at $17.00 per ADS for aggregate gross proceeds of approximately $12.8 million. In connection with the sale of the ADSs in the September 2022 Registered Direct Offering, the Company issued to the investors registered Series A warrants (“Series A Warrants”) to purchase an aggregate of 755,000 ADSs at $17.00 per ADS and registered Series B warrants (“Series B Warrants”) to purchase an aggregate of 755,000 ADSs at $17.00 per ADS (collectively, the “September 2022 Warrants”).

The Company determined that the September 2022 Warrants are not indexed to the Company’s own stock in the manner contemplated by ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. Accordingly, the Company classifies the September 2022 Warrants as derivative liabilities in its consolidated balance sheets. The grant date fair value of the September 2022 Warrants totaled $14.8 million, which exceeded the $12.8 million proceeds received from the sale of ADSs. The Company concluded that the September 2022 Registered Direct Offering was conducted on an arm’s length basis recorded the excess in fair value of the September 2022 Warrants over the proceeds received of $2.0 million on the issuance date, which is classified as a non-operating expense in the Company’s consolidated statement of operations and comprehensive loss.

The Company measures the fair value of the September 2022 warrants at the end of each reporting period and recognizes changes in the fair value of the September 2022 warrants as a non-operating expense in the Company’s consolidated statement of operations and comprehensive loss. See Note 3 for discussion of fair value measurement of the warrant liabilities.

March 2022 Registered Direct Offering

On March 10, 2022, the Company sold to certain accredited and institutional investors, led by existing investors of the Company, including Dr. Ray Prudo, the Company’s Chairman, an aggregate of 372,042 ADSs in a registered direct offering (“March 2022 Registered Direct Offering”) at $24.00 per ADS for aggregate gross proceeds of approximately $8.9 million. In connection with the sale of the ADSs in the March 2022 Registered Direct Offering, the Company issued to the investors registered warrants to purchase an aggregate of 186,020 ADSs at $28.00 per ADS (the “March 2022 Investor Warrants”). The March 2022 Investor Warrants are immediately exercisable and will expire five years from issuance, subject to adjustment as set forth therein. In connection with the offering, the Company paid Paulson, as placement agent, approximately $0.8 million in placement agent fees and expenses and issued registered warrants to Paulson to purchase an aggregate of 14,882 ADS (the “March 2022 Placement Agent Warrants”) on the same terms as the March 2022 Investor Warrants, except that the March 2022 Placement Agent Warrants are exercisable at $30.00 per ADS.

The Company determined that the March 2022 Investor Warrants and March 2022 Placement Agent Warrants met all of the criteria for equity classification. Accordingly, upon closing of the March 2022 Registered Direct Offering, each of the March 2022 Investor Warrants and March 2022 Placement Agent Warrants were recorded as a component of additional paid-in capital.

2021 Registered Offering

In December 2021, The Company sold to certain accredited and institutional investors, led by existing investors, including Dr. Ray Prudo, the Company’s Chairman, an aggregate of 215,550 ADSs in a registered direct offering (the “2021 Registered Offering”) at 28.00 per ADS for aggregate gross proceeds of approximately $6.0 million, which closed on January 5, 2022. As of December 31, 2021, the Company had received approximately $1.1 million of gross proceeds which were classified as current liabilities on its balance sheet until closing in January 2022, which at that time the remaining $4.9 million in gross proceeds were received. In connection with the offering, the Company issued to the investors and Paulson, as placement agent for the 2021 Registered Offering, registered warrants to purchase 107,775 ADSs at $33.00 per ADS and 8,622 ADSs at $35.00 per ADS, respectively. Net proceeds after deducting placement agent fees and other expenses were approximately $5.4 million, of which $4.3 million was received in 2022.

Warrants

In connection with various financing transactions, the Company has issued warrants to purchase the Company’s ordinary shares represented by ADSs. The Company accounts for such warrants as equity instruments or liabilities, depending on the specific terms of the warrant agreement. See Note 2 for further details on accounting policies related to the Company’s warrants.

The following table summarizes the Company’s outstanding warrants as of December 31, 2023 and 2022:

	Number of Warrant ADSs
	December 31, 2023	December 31, 2022	Weighted- Average Exercise Price	Expiration Date
Equity-classified Warrants
2019 Investor Warrants	59,211	59,211	$60.00	7/1/2024
2019 Placement Warrants	8,881	8,881	$57.00	6/28/2024
2020 Investor Warrants	139,882	139,882	$44.00	Feb-Mar 2025
2020 Placement Warrants	22,481	22,481	$51.00	Feb-Mar 2025
July 2021 Placement Agent Warrants	19,919	19,919	$46.40	7/7/2026
December 2021 Investor Warrants	107,775	107,775	$33.00	1/4/2027
December 2021 Placement Agent Warrants	8,622	8,622	$35.00	12/29/2026
March 2022 Investor Warrants	186,020	186,020	$28.00	3/10/2027
March 2022 Placement Agent Warrants	14,882	14,882	$30.00	3/10/2027
October 2023 Investor Prefunded Warrants	48,387	—	$0.20	—
October 2023 Placement Agent Warrants	42,550	—	$4.13	10/6/2028

	658,610	567,673
Liability-classified Warrants
September 2022 Series A Investor Warrants	755,000	755,000	$17.00	9/14/2024
September 2022 Series B Investor Warrants	755,000	755,000	$17.00	9/14/2029

	1,510,000	1,510,000

Total outstanding	2,168,610	2,077,673

The following table summarizes the Company’s warrants activity for the year ended December 31, 2023:

($ in thousands, except per share data)	Number of Warrants	Weighted-Average Exercise Price
Outstanding at December 31, 2022	2,077,673	$22.85
Issued	90,937	2.04
Exercised	—	—
Expired	—	—

Outstanding at December 31, 2023	2,168,610	$21.97

Note 6. Stock-Based Compensation

2023 Equity Incentive Plan

On June 30, 2023, the Company’s shareholders approved the 2023 Equity Incentive Plan (the “2023 Plan”), which provides for the grant of stock options, both incentive stock options and nonqualified stock options, stock, with and without vesting restrictions, restricted stock units and stock appreciation rights, to be granted to employees, directors and consultants. The Company is permitted to grant up to 980,000,000 ordinary share incentive awards under the 2023 Plan.

All outstanding ordinary shares under the 2014 Equity Incentive Plan (the “2014 Plan”) relating to stock options and restricted stock units may be issued under the 2023 Plan if such awards are forfeited, cancelled or expire unexercised. As of June 30, 2023, the Company had 855,637,300 ordinary shares underlying outstanding equity awards under the 2014 Plan, consisting of stock options and restricted stock units. Accordingly, the total number of ordinary shares that may ultimately be issued under rights granted under the 2023 Plan, including shares subject to outstanding grants under the 2014 Plan, shall not exceed 1,835,637,300 ordinary shares. In addition, if an award issued under the 2023 Plan is terminated or results in any shares not being issued, the unissued or reacquired shares shall again be available for issuance under the 2023 Plan. As of December 31, 2023, the Company had 247,798,825 ordinary shares underlying outstanding equity awards under the 2023 Plan and 765,819,200 ordinary shares were available for future issuance under the 2023 Plan.

The 2023 and 2014 Plans provide that they be administered by the compensation committee of the board of directors. The exercise price for stock option awards may not be less than 100% of the fair market value of the Company’s ordinary shares on the date of grant and the term of awards may not be greater than ten years. The Company determines the fair value of its ordinary shares based on the quoted market price of its ADSs. Vesting periods are determined at the discretion of the compensation committee. Awards granted to employees typically vest over two to four years and directors over one year.

2014 Equity Incentive Plan

Under the 2014 Plan the Company was authorized to grant stock options, restricted stock units and other awards, to employees, members of the board of directors and consultants. Upon effectiveness of the 2023 Plan no further awards were available to be issued under the 2014 Plan. As of December 31, 2023, the Company had 789,393,500 ordinary shares underlying outstanding equity awards under the 2014 Plan, consisting of stock options and restricted stock units.

Stock Options

The following is a summary of the Company’s stock option activity under the 2014 Plan and the 2023 Plan for the year ended December 31, 2023:

($ in thousands, except share and per share data)	Stock Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2022	513,673,885	$0.02	8.7	$—
Granted	223,690,700	0.00
Exercised	—	—
Forfeited	(27,127,185)	0.03
Expired	(59,000,000)	0.04

Outstanding at December 31, 2023 (1)	651,237,400	$0.01	8.5	$—

Exercisable at December 31, 2023	212,510,100	$0.02	7.6	$—

(1)

Includes both vested stock options as well as unvested stock options for which the requisite service period has not been rendered but that are expected to vest based on achievement of a service condition.

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the options and the fair value of the Company’s common stock for those options that had exercise prices lower than the fair value of the Company’s common stock.

The weighted-average grant-date fair value per share of options granted during each of the years ended December 31, 2023 and 2022 was less than $0.01.

Option Valuation

The weighted-average assumptions that the Company used to determine the fair value of share options granted were as follows, presented on a weighted average basis:

	2023	2022
Expected volatility	98.7%	76.1%
Risk-free interest rate	3.8%	3.1%
Expected dividend yield	—	—
Expected term (in years)	6.0	6.1

Restricted Stock Units

The 2014 Plan provided, and the 2023 Plan provides, for the award of restricted stock units (“RSUs”). RSUs are granted to employees that are subject to time-based vesting conditions that lapse between one year and four years from date of grant, assuming continued employment. Compensation cost for time-based RSUs, which vest only on continued service, is recognized on a straight-line basis over the requisite service period based on the grant date fair of the RSU’s, which is derived from the closing price of the Company’s ADS’s on the date of grant.

The following table summarizes the Company’s restricted stock activity for the year ended December 31, 2023:

	Time-based Awards
($ in thousands, except per share data)	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested shares at December 31, 2022	21,475,400	$0.01
Granted	407,843,000	0.00
Forfeited	—	—
Vested	(43,363,475)	0.01

Nonvested shares at December 31, 2023	385,954,925	$0.00

The fair value of time-based RSUs that vested during the year ended December 31, 2023 was approximately $0.2 million. No time-based RSUs vested during the year ended December 31, 2022.

As of December 31, 2023, 28,151,775 ordinary shares underlying vested time-based RSUs, which have been included in the consolidated statement of shareholders’ equity, were pending issuance.

Stock-Based Compensation Expense

The Company classifies stock-based compensation expense in the statement of operations in the same manner in which the award recipients’ payroll costs are classified or in which the award recipients’ service payments are classified. Total stock-based compensation expense attributable to stock-based payments made to employees, consultants and directors included in operating expenses in the Company’s consolidated statements of operations and comprehensive loss for the years ended December 31, 2023 and 2022, was as follows:

	Year Ended December 31,
($ in thousands)	2023	2022
Research and development	$153	$120
General and administrative	997	615

Total stock-based compensation expense	$1,150	$735

As of December 31, 2023, total unrecognized compensation cost related to unvested stock options and time-based RSUs was $1.7 million and $0.6 million, respectively, each of which is expected to be recognized over a weighted average period of 2.4 years.

Note 7. Related Party Transactions

The Doctors Laboratory

The Company leases office space for its U.K. headquarters in London from The Doctors Laboratory (“TDL”) and has incurred expenses of approximately $0.1 million plus VAT during each of the years ended December 31, 2023 and 2022, respectively. David Byrne, a former non-employee director of the Company, is the Chief Executive Officer of TDL and Dr. Ray Prudo, the Company’s Chairman, is the non-Executive Chairman of the Board of Directors of TDL.

The Company received certain laboratory testing services for its clinical trials provided by TDL, including certain administrative services, and incurred expenses of approximately $0.1 million during each of the years ended December 31, 2023 and 2022.

The Company recorded payable balances owed to TDL of less than $0.1 million as of December 31, 2023 and 2022.

Other

A non-employee director of the Company began providing business development consulting services in January 2018. The consulting agreement was terminated in November 2022. The Company incurred less than $0.1 million in expenses during the year ended December 31, 2022. No such expenses were incurred during the year ended December 31, 2023.

Note 8. Commitments and Contingencies

Leases

The Company currently leases office space for its U.S headquarters on a month-to-month basis and is party to a short-term lease with TDL for its London offices, which expires in August 2024. The Company is not party to any material lease agreements.

For each of the years ended December 31, 2023 and 2022, the Company incurred rent expense of approximately $0.2 million.

Employee Benefit Plans

The Company adopted an employee benefit plan under Section 401(k) of the Internal Revenue Code for its U.S.-based employees. The plan allows employees to make contributions up to a specified percentage of their compensation. Under the plan, the Company matches 100% of employees’ contributions up to 5% of annual eligible compensation contributed by each employee, subject to Internal Revenue Code limitations.

The Company also adopted a defined contribution pension scheme which allows for U.K. employees to make contributions and provides U.K. employees with a Company contribution of 10% of compensation, subject to U.K. law.

During each of the years ended December 31, 2023 and 2022, the Company charged approximately $0.2 million to operating expenses related to the Company’s contributions to employee benefit plans.

Note 9. Income Taxes

The components of net loss before income tax are as follows:

	Year Ended December 31,
	2023	2022
Domestic (UK)	$(10,267)	$(18,018)
Foreign	259	270

Net loss before income tax	$(10,008)	$(17,748)

The components of income tax expense are as follows:

Year Ended December 31,
	2023	2022
Current income taxes
Domestic (UK)	$—	$—
U.S.	—	—
Foreign	—	—
Deferred income taxes
Domestic (UK)	—	—
Foreign	—	—

Income tax expense	$—	$—

As of December 31, 2023 and 2022 the tax effects of temporary differences and carryforwards that give rise to significant portions of the Company’s deferred tax assets were as follows:

(in thousands)	December 31, 2023	December 31, 2022
Deferred tax assets
Stock-based compensation	$480	$955
PP&E and other accrued liabilities	899	642
Intangibles	780	1,659
Warrant revaluation	(2,895)	(947)
Tax loss carry forward	42,978	32,307

Total deferred tax assets	42,242	34,616
Valuation allowance	(42,242)	(34,616)

Net deferred tax assets	$—	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Management currently believes that since the Company has a history of losses, it is more likely than not that the deferred tax assets relating to the loss carryforwards and other temporary differences will not be realized in the foreseeable future. Therefore, the Company provided a full valuation allowance to reduce the deferred tax assets as of December 31, 2023 and 2022.

The United Kingdom’s Finance Act 2021, which was enacted on June 10, 2021, maintained the corporate income tax rate at 19% up until the tax year commencing April 1, 2023, at which point the rate rose to 25%. As of December 31, 2023, the Company used a 25% and 21% tax rate in respect of the measurement of deferred taxes existing in the U.K. and the U.S., respectively, which reflects the currently enacted tax rates and the anticipated timing of the reversing of the deferred tax balances.

The following is a reconciliation of income tax expense computed at the UK statutory rate (2023: 23.5% (pro-rated), 2022: 19%) compared to the Company’s income tax expense as reported in its consolidated statements of operations and comprehensive loss:

	Year Ended December 31,
	2023	2022
Net loss before income tax	$(10,008)	$(17,748)
Statutory rate	23.50%	19.00%

Expected income tax recovery	(2,352)	(3,372)
Impact on income tax expense/recovery from
Change in valuation allowance	7,617	4,327
Permanent differences	4	408
U.S. state taxes (net of FBOS)	1,394	(1,114)
Tax rate difference in foreign jurisdictions	(974)	(248)
Change of tax rate due to U.S. tax reform	—	4
Change in equity compensation	123	752
Change in operating losses	(94)	(133)
Change of tax rate from prior year	(6,635)	(624)
Deferred tax adjustments	760	—
Non-deductible transaction costs	157	—

Income tax expense	$—	$—

At December 31, 2023 and 2022, there were no known domestic or foreign uncertain tax positions and the Company has not identified any tax positions for which it is reasonably possible that a significant change will occur during the next 12 months. The Company’s position is to record penalties and interest on any uncertain tax position, if any, to general and administrative expense in the consolidated statements of operations.

At December 31, 2023, the Company had cumulative UK, US federal, various US state, and Switzerland net operating loss carryforwards (“NOLs”) of approximately $125.2 million, $33.5 million, $60.3 million, and less than $0.1 million, respectively, available to reduce UK, US federal, US state and Switzerland taxable income, respectively. The UK NOLs do not expire. Of the $33.5 million of US federal NOLs, $27.7 million have an unlimited carryforward and the remaining NOLs are subject to expiration through 2037. Of the $60.3 million of US state NOLs, $29.2 million have an unlimited carryforward and the remaining NOLs are subject to expiration through 2043.

In general, an ownership change, as defined by Section 382 of the Internal Revenue Code, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50% over a three-year period. In the second quarter of 2023, the Company conducted a study to assess whether a change of control has occurred. The Company concluded that it had experienced a change of control, as defined by Section 382, and utilization of certain net operating loss carryforwards would be subject to an annual limitation under Section 382. The Company determined that the limitation was immaterial to its consolidated financial statements. As no study has been completed subsequent to the second quarter of 2023, additional ownership change limitations may result from ownership changes that have occurred, or may occur in the future.

Research and development credits

The Company carries out extensive research and development activities and may benefit from the UK research and development tax relief regime, whereby the Company can receive an enhanced UK tax deduction on its research and development activities. Qualifying expenditures comprise of chemistry and manufacturing consumables, employment costs for research staff, clinical trials management, and other subcontracted research expenditures. Where the Company is loss making for the period it can elect to surrender taxable losses for a refundable tax credit. The losses available to surrender are equal to the lower of the sum of the research and development qualifying expenditure and enhanced tax deduction and the Company’s taxable losses for the period with the tax credit for December 31, 2023 available at a rate of 14.5%. The credit therefore gives a cash flow advantage to Company at a lower rate than would be available if the enhanced losses were carried forward and relieved against future taxable profits.

The Company accounts for research and development tax credits at the time its realization becomes probable (Note 2). Due to the uncertainty of the approval of these tax credit claims and the potential that an election for a tax credit in the form of cash is not made, the Company did not record a receivable for the 2023 tax year at December 31, 2023.

Note 10. Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. In some instances, such subsequent events may require retroactive adjustment to information reported at the balance sheet date.

March 2024 Private Placement

In March 2024, the Company entered into a definitive purchase agreement with certain existing investors, pursuant to which the Company sold and issued in a private placement an aggregate of 1,320,614 ADSs at $1.48 per ADS, for aggregate gross proceeds of approximately $2.0 million. Net proceeds from the March 2024 Private Placement was approximately $1.7 million after deducting placement agent fees and other expenses.

Agreement and Plan of Merger

On March 4, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Peak Bio, Inc. (“Peak Bio”) and Pegasus Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Akari (“Merger Sub”), pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into Peak Bio (the “Merger”), with Peak Bio surviving the Merger as a wholly-owned subsidiary of Akari.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Peak Bio common stock, par value $0.0001 per share (the “Peak Common Stock”) (other than (x) shares of Peak Common Stock held by Peak Bio as treasury stock, or shares of Peak Common Stock owned by Akari, Merger Sub or any direct or indirect wholly-owned subsidiaries of Akari and (y) Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive the Company’s ADSs representing a number of Akari ordinary shares, par value $0.0001 per share (the “Akari Ordinary Shares”) equal to an exchange ratio calculated in accordance with the Merger Agreement (the “Exchange Ratio”), each such share duly and validly issued against the deposit of the requisite number of Akari Ordinary Shares in accordance with the Deposit Agreement (as defined in the Merger Agreement). The Exchange Ratio will be calculated such that the total number of shares of Akari ADSs to be issued as merger consideration for the Peak Common Stock will be expected to be, upon issuance, approximately 50% of the outstanding shares of Akari ADSs (provided, certain adjustments to this ratio will be made in respect of the net cash, as determined in accordance with the Merger Agreement, of each of Akari and Peak Bio at the close of business one business day prior to the anticipated consummation of the Merger). The Merger Agreement provides that, under certain circumstances, additional Akari ADSs may be issued to the holders of shares of Peak Common Stock following the consummation of the Merger equal to an exchange ratio calculated in accordance with the Merger Agreement (the “Additional Exchange Ratio”).

The board of directors of each of Akari and Peak has unanimously approved the Merger Agreement and the transactions contemplated thereby. Consummation of the Merger is subject to various conditions, including, among others, (i) approval of the Merger Agreement and Merger by Peak Bio stockholders, (ii) Akari’s shareholders authorizing Akari’s board of directors to allot all Akari ordinary shares to be issued in connection with the Merger (to be represented by Akari ADSs), (iii) the absence of any law or order prohibiting consummation of the Merger, (iv) Akari’s Registration Statement on Form S-4 (to be issued in connection with the Merger) having been declared effective, (v) the Akari ADSs issuable to Peak Bio stockholders having been authorized for listing on Nasdaq, (vi) accuracy of the other party’s representations and warranties (subject to certain materiality standards set forth in the Merger Agreement), (vii) compliance by the other party in all material respects with such other party’s obligations under the Merger Agreement; (viii) the absence of a material adverse effect on the other party, (ix) the other party’s net cash being greater than negative $13,500,000 and (x) the PIPE Investment (as defined in the Merger Agreement) shall have been consummated simultaneously with, and conditioned only upon, the occurrence of the closing, and shall result in net proceeds to Akari of at least $10,000,000.

Either Akari or Peak Bio may terminate the Merger Agreement under certain circumstances, including if (i) the Merger is not completed by September 4, 2024, (ii) the other party’s board of directors withdraws, modifies or qualifies its recommendation in favor of the transactions contemplated by the Merger Agreement or approves or recommends an alternative transaction or (iii) Akari’s or Peak Bio’s board of directors, as applicable, resolves to enter into a definitive agreement with respect to a superior proposal prior to obtaining approval of the Akari ADS issuance or Merger, as applicable, from Akari’s shareholders or Peak Bio’s stockholders, as applicable. The Merger Agreement also provides that under certain specified circumstances of termination described in the Merger Agreement, Akari or Peak Bio, as applicable, will be required to pay a termination fee equal to $300,000 and reimburse the other party for expenses related to the transaction up to $1.5 million.

Concurrently with the Merger Agreement, Akari and Peak Bio entered into voting and support agreements (the “Voting Agreements”) with certain shareholders of Akari (the “Akari Shareholders”), and certain stockholders of Peak Bio (the “Peak Stockholders” and, together with the Akari Shareholders, the “Supporting Holders”). The Supporting Holders have agreed to, among other things, vote their shares in favor of the Merger Agreement and the Merger or the issuance of Akari Ordinary Shares in connection therewith, as applicable, in accordance with the recommendation of the respective boards of directors of Akari and Peak Bio.

As of March 1, 2024, the Akari Shareholders beneficially owned an aggregate of approximately 39.51% of the outstanding Akari Ordinary Shares. As of March 1, 2024, the Peak Stockholders beneficially owned an aggregate of approximately 39.3% of the outstanding shares of Peak Common Stock.

The Voting Agreements will terminate at the earliest to occur of (a) the Effective Time, (b) receipt of approval of the Supporting Holders, as applicable, and (c) such date and time as the Merger Agreement is validly terminated.

INDEX TO PEAK FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Balance Sheets as of June 30, 2024 and December 31, 2023	F-48
Unaudited Condensed Consolidated Statement of Operations and Comprehensive Loss for the Three Months Ended June 30, 2024 and 2023 and the Six Months Ended June 30, 2024 and 2023	F-49
Unaudited Condensed Consolidated Statements of Deficit for the Six Months Ended June 30, 2024 and 2023	F-50
Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2024 and 2023	F-51
Notes to Unaudited Condensed Consolidated Financial Statements	F-52
Report of Independent Registered Public Accounting Firm	F-75
Consolidated Balance Sheets as of December 31, 2023 and 2022	F-76
Consolidated Statements of Operations and Comprehensive Loss for the Years ended December 31, 2023 and 2022	F-77
Consolidated Statements of Deficit for the Years ended December 31, 2023 and 2022	F-78
Consolidated Statements of Cash Flows for the Years ended December 31, 2023 and 2022	F-79
Notes to Consolidated Financial Statements	F-80

PEAK BIO, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30 2024	December 31 2023
	(Unaudited)
Assets
Current assets
Cash	$235,774	$381,649
Prepaid expenses and other current assets	1,095,939	1,992,458

Total current assets	1,331,713	2,374,107
Property and equipment, net	31,807	153,108
Restricted cash	60,000	60,000
Other noncurrent assets	11,136	9,200

Total assets	$1,434,656	$2,596,415

Liabilities and deficit
Current liabilities
Accounts payable	$5,471,565	$5,862,435
Accrued expenses	4,402,454	3,576,768
Operating lease liability	4,603,516	4,439,235
Insurance financing note	—	631,993
Derivative liability	1,853,694	361,704
Promissory note	350,000	350,000
Convertible notes	3,932,130	2,872,131
Convertible notes, related party	1,760,629	1,527,078
Related party loans	1,651,370	901,370

Total current liabilities	24,025,358	20,522,714
Other noncurrent liabilities	—	230,650

Total liabilities	24,025,358	20,753,364
Commitments and contingencies (Note 8)
Stockholders’ Deficit
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; none issued and outstanding	—	—
Common stock, par value of $0.0001 per share; 60,000,000 shares authorized; 23,124,888 shares issued and outstanding as of June 30, 2024 and December 31, 2023	2,312	2,312
Additional paid-in capital	19,949,103	19,918,594
Accumulated deficit	(42,684,051)	(38,171,483)
Accumulated other comprehensive income	141,934	93,628

Total stockholders’ deficit	(22,590,702)	(18,156,949)

Total liabilities and stockholders’ deficit	$1,434,656	$2,596,415

See accompanying notes to the unaudited condensed consolidated financial statements.

PEAK BIO, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	For the Three Months Ended, June 30		For the Six Months Ended, June 30
	2024	2023	2024	2023
Revenue
Grant revenue	$—	$—	$—	$13,854

Total revenue	—	—	—	13,854

Operating expenses
Research and development	108,643	371,154	178,912	1,084,260
General and administrative	1,281,985	2,299,058	3,416,544	5,303,880
Impairment loss on operating right-of-use asset	—	—	—	3,513,999

Total operating expenses	1,390,628	2,670,212	3,595,456	9,902,139

Operating loss	(1,390,628)	(2,670,212)	(3,595,456)	(9,888,285)

Other income (expense)
Interest income	1	20	3	26
Interest expense	(448,962)	(998,548)	(772,102)	(1,059,934)
Change in fair value of warrant liability	—	(712,857)	—	(187,857)
Change in fair value of derivative liability	(238,289)	(548,233)	(352,998)	(560,233)
Other (expense) income	11	(29)	18	(409)
Cancellation of trade liability	—	—	207,967	—
Loss on extinguishment of debt	—	(1,014,368)	—	(1,014,368)

Total other income (expense), net	(687,239)	(3,274,015)	(917,112)	(2,822,775)

Net loss	$(2,077,867)	$(5,944,227)	$(4,512,568)	$(12,711,060)

Other comprehensive income (loss):
Foreign currency translation	15,720	10,366	48,305	81,942

Total comprehensive loss	$(2,062,147)	$(5,933,861)	$(4,464,263)	$(12,629,118)

Basic and diluted weighted average shares outstanding	23,124,888	20,254,118	23,124,888	20,047,100
Basic and diluted net loss per share	$(0.09)	$(0.29)	$(0.20)	$(0.63)

See accompanying notes to the unaudited condensed consolidated financial statements.

PEAK BIO, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(Unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance, December 31, 2022	19,782,747	$1,978	$17,219,593	$29,518	$(25,345,566)	$(8,094,477)
Issuance of common stock under White Lion Purchase Agreement as a financing fee	412,763	41	249,959	—	—	250,000
Share-based compensation	—	—	165,007	—	—	165,007
Foreign currency translation	—	—	—	71,576	—	71,576
Net loss	—	—	—	—	(6,766,834)	(6,766,834)

Balance, March 31, 2023	20,195,510	$2,019	$17,634,559	$101,094	$(32,112,400)	$(14,374,728)
Issuance of common stock upon exercise of April 2023 Convertible Note Warrants	666,667	67	644,194	—	—	644,261
Capital Contribution from the Extinguishment of Ignyte Sponsor Promissory Note	—	—	211,643	—	—	211,643
Share-based compensation	—	—	133,437	—	—	133,437
Foreign currency translation	—	—	—	10,366	—	10,366
Net loss	—	—	—	—	(5,944,227)	(5,944,227)

Balance, June 30, 2023	20,862,177	$2,086	$18,623,833	$111,460	$(38,056,627)	$(19,319,248)

Balance, December 31, 2023	23,124,888	$2,312	$19,918,594	$93,628	$(38,171,483)	$(18,156,949)
Share-based compensation	—	—	30,509	—	—	30,509
Foreign currency translation	—	—	—	32,586	—	32,586
Net loss	—	—	—	—	(2,434,701)	(2,434,701)

Balance, March 31, 2024	23,124,888	$2,312	$19,949,103	$126,214	$(40,606,184)	$(20,528,555)
Foreign currency translation	—	—	—	15,720	—	15,720
Net loss	—	—	—	—	(2,077,867)	(2,077,867)

Balance, June 30, 2024	23,124,888	$2,312	$19,949,103	$141,934	$(42,684,051)	$(22,590,702)

See accompanying notes to the unaudited condensed consolidated financial statements.

PEAK BIO, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30,
	2024	2023
Cash flows from operating activities
Net loss	$(4,512,568)	$(12,711,060)
Adjustment to reconcile net loss to net cash used in operating activities
Share-based compensation	30,509	298,444
Depreciation	53,585	77,238
Accretion of discount on convertible notes payable	423,283	994,944
Change in fair value of warrant liability	—	187,857
Change in fair value of derivative liability	352,998	560,233
Loss on extinguishment of debt	—	1,014,368
Cancellation of trade liability	(207,967)	—
Issuance of shares for financing fee	—	250,000
Impairment loss on operating right-of-use-asset	—	3,513,999
Loss on disposal of equipment	1,216	79,495
Amortization of right-of-use lease asset	—	167,073
Changes in operating assets and liabilities
Prepaid expenses and other current assets	895,591	1,262,146
Other noncurrent asset	(1,936)	—
Accounts payable	(128,820)	1,517,293
Accrued expenses and other current liabilities	837,409	647,879
Operating lease liability	164,281	26,734
Other noncurrent liabilities	(230,650)	(560,150)

Net cash used in operating activities	(2,323,069)	(2,673,507)

Cash flows from investing activities
Sale of property and equipment	66,500	—

Net cash used in investing activities	66,500	—

Cash flows from financing activities
Proceeds from exercise of warrants	—	400,000
Proceeds from issuance of April 2023 Convertible Notes, net of issuance costs	—	2,069,231
Proceeds from issuance of December 2023 Convertible Notes, net of issuance costs	674,160	—
Proceeds from issuance of May 2024 Convertible Notes, net of debt issuance costs	1,324,500	—
Repayment of Insurance Financing Note	(631,993)	(691,182)
Proceeds from Founder Loans	—	250,000
Proceeds from Secured Founder Loan	750,000	—

Net cash provided by financing activities	2,116,667	2,028,049

Net decrease in cash	(139,902)	(645,458)
Effect of exchange rate changes on cash	(5,973)	25,236
Cash and restricted cash, beginning of year	441,649	894,591

Cash and restricted cash, end of year	$295,774	$274,369

Components of cash, cash equivalents and restricted cash
Cash	235,774	214,369
Restricted cash	60,000	60,000

Total cash, cash equivalents and restricted cash	295,774	274,369

Supplemental disclosures of non-cash financing activities:
Cash paid for interest	$56,683	$—

Cash paid for taxes	$—	$—

Non-cash investing and financing activities:
Exchange of April 2023 Convertible Note for December 2023 Convertible Note	$250,600	$—

Capital Contribution from Extinguishment of Ignyte Sponsor Promissory Note	$—	$211,643

Exchange of related party loans for convertible notes, related party	$—	$1,130,775

Fair value of warrants issued with convertible notes, related party	$—	$786,967

Fair value of warrants issued with convertible notes	$—	$1,615,194

Fair value of derivative issued with convertible notes	$—	$849,146

Fair value of warrants exercised and reclassified to additional paid in capital	$—	$244,261

See accompanying notes to the unaudited condensed consolidated financial statements.

PEAK BIO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Description of the Business

Peak Bio, Inc., together with its fully-owned subsidiaries, Peak Bio Co. Ltd (“Peak Bio Ltd”) and Peak Bio CA, Inc. (the “Company” or “Peak Bio”), is a clinical-stage biotechnology company focused on discovering, developing and delivering innovative therapies for multiple therapeutic areas. The Company has established a portfolio of potential therapies focused on cancer and immunological diseases. The Company’s pipeline includes the PH-1 ADC Platform for oncology, PHP-303 program for genetic disease, liver disease and inflammation, specifically for Alpha-1 antitrypsin deficiency (AATD) and acute respiratory distress syndrome (ARDS) including COVID-19.

Akari Merger Agreement

On March 4, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Akari Therapeutics, Plc, a public company limited by shares incorporated in England and Wales (“Akari”), and Pegasus Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Akari (“Merger Sub”), pursuant to which, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Akari.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of the Company’s Common Stock will be converted into the right to receive Akari American Depositary Shares (“Akari ADSs”) representing a number of Akari ordinary shares, par value $0.0001 per share (the “Akari Ordinary Shares”), equal to an exchange ratio calculated in accordance with the Merger Agreement (the “Exchange Ratio”), each such share duly and validly issued against the deposit of the requisite number of Akari Ordinary Shares in accordance with the Deposit Agreement (as defined in the Merger Agreement). The Exchange Ratio will be calculated such that the total number of shares of Akari ADSs to be issued as merger consideration for the Company’s Common Stock will be expected to be, upon issuance, approximately 50% of the outstanding shares of Akari ADSs (provided, certain adjustments to this ratio will be made in respect of the net cash, as determined in accordance with the Merger Agreement, of each of Peak Bio and Akari at the close of business one business day prior to the anticipated consummation of the Merger).

At the Effective Time, each warrant and option to purchase capital stock of the Company outstanding immediately prior to the Effective Time will be exchanged for a warrant or option to purchase a number of Akari ordinary shares or Akari ADSs, as determined by Akari, based on the Exchange Ratio.

Either the Company or Akari may terminate the Merger Agreement under certain circumstances, including if (i) the Merger is not completed by December 2, 2024, (ii) the other party’s board of directors withdraws, modifies or qualifies its recommendation in favor of the transactions contemplated by the Merger Agreement or approves or recommends an alternative transaction or (iii) Akari’s or the Company’s board of directors, as applicable, resolves to enter into a definitive agreement with respect to a superior proposal prior to obtaining approval of the Akari ADS issuance or Merger, as applicable, from Akari’s shareholders or the Company’s stockholders, as applicable. The Merger Agreement also provides that under certain specified circumstances of termination described in the Merger Agreement, the Company or Akari, as applicable, will be required to pay a termination fee equal to $300,000 and reimburse the other party for expenses related to the transaction up to $1.5 million.

Voting Agreements

Concurrently with the Merger Agreement, the Company and Akari entered into voting and support agreements (the “Voting Agreements”) with certain stockholders of the Company (the “Peak Stockholders”) and certain shareholders of Akari (the “Akari Shareholders” and, together with the Peak Stockholders, the “Supporting Holders”). The Supporting Holders have agreed to, among other things, vote their shares in favor of the Merger Agreement and the Merger or the issuance of Akari Ordinary Shares in connection therewith, as applicable, in accordance with the recommendation of the respective boards of directors of Peak Bio and Akari.

Risks and Uncertainties

The Company is subject to a number of risks similar to other companies in its industry, including competition from larger pharmaceutical and biotechnology companies, delays in research and development activities due to lack of financial resources and dependence on key personnel.

Results of operations may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond the Company’s control. The Company’s business could be impacted by, among other things, downturns in the financial markets or in economic conditions, inflation, increases in interest rates, and geopolitical instability, such as the military conflicts in Ukraine and the Israel-Hamas war. While the Company has not been impacted by the abovementioned risks and uncertainties to date, the Company cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact the Company’s business.

Going Concern

The Company has incurred net losses since inception, and has an accumulated deficit of $42.6 million as of June 30, 2024. The Company incurred net losses of $4.5 million and $12.7 million for the six months ended June 30, 2024 and 2023, respectively. Since July 1, 2024, the Company raised aggregate gross proceeds of approximately $2 million from the continued issuance of the May 2024 Convertible Notes (see Note 14). The Company expects to incur significant expenses and operating losses for the foreseeable future as it continues its efforts to identify product candidates and seek regulatory approvals within its portfolio.

The Company will need additional financing to fund its ongoing activities and to close the Merger with Akari. The Company may raise this additional funding through the sale of equity, debt financing or other capital sources, including potential collaborations with other companies or other strategic transactions and funding under government contracts.

The Company may be unable to raise additional funds or enter into other arrangements when needed on favorable terms, or at all. There can be no assurances that other sources of financing will be available. Due to these uncertainties, there is substantial doubt about the Company’s ability to continue as a going concern. The accompanying unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The unaudited condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or classification of liabilities that might result from the outcome of the uncertainties discussed above.

On January 6, 2023, the Company received a determination letter (the “Determination Letter”) from the Panel to delist the Company’s common stock and warrants from Nasdaq. Nasdaq suspended trading in Company’s common stock and warrants effective at the open of business on January 10, 2023. Following the suspension from Nasdaq, the Company’s securities are trading on the OTC Markets’ “OTC Pink Market” tier, which in turn impacted the Company’s ability to raise capital.

2. Summary of Significant Accounting Policies

For the six months ended June 30, 2024, there have been no changes to the significant accounting policies as disclosed in Note 2 to the Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 Consolidated Financial Statements”).

Unaudited Financial Information

The Company’s unaudited condensed consolidated financial statements included herein have been prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP, and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). All intercompany balances and transactions have been eliminated in consolidation.

In the Company’s opinion, the information furnished reflects all adjustments, all of which are of a normal and recurring nature, necessary for a fair presentation of the financial position and results of operations for the reported interim periods. The Company considers events or transactions that occur after the balance sheet date but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure.

The unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2023 included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on August 5, 2024 (the “2023 Form 10-K”).

The accompanying consolidated balance sheet as of December 31, 2023 has been derived from the audited balance sheet as of December 31, 2023 contained in the Company’s 2023 Form 10-K. Results of operations for interim periods are not necessarily indicative of the result of operations for a full year.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include but are not limited to fair value of the Company’s stock, stock-based compensation expense, warrant liability, derivative liability, and discount rates used to establish operating lease liability. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Actual results could differ from those estimates.

Restricted Cash

Restricted cash as of June 30, 2024 and December 31, 2023 consists of $60,000 in a restricted bank account established to secure the Company’s credit cards.

Impairment of Long-lived Assets

Long-lived assets consist primarily of property and equipment, and operating right-of-use assets. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset is not recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the assets. Fair value would be assessed using discounted cash flows or other appropriate measures of fair value. No impairment losses were recognized during the three and six months ended June 30, 2024. The Company recognized an impairment loss on its operating right-of-use assets, totaling $3,513,999 during the six months ended June 30, 2023 (see Note 7).

Net Loss Per Share

The Company computes basic net loss per share attributable to common stockholders by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, without consideration for potentially dilutive securities.

The Company computes diluted net loss per share after giving consideration to all potentially dilutive common shares resulting from the exercise of options and warrants and the conversion of convertible notes, outstanding during the period determined using the treasury-stock and if-converted methods, as applicable, except where the effect of including such securities would be antidilutive.

The December 2023 Convertible Notes and the May 2024 Convertible Notes (see Note 10) are contingently convertible notes and are not included for purposes of calculating the number of diluted shares outstanding as the number of dilutive shares is based on a non-market based conversion contingency that had not been met in the reporting periods presented herein.

For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding as inclusion of the potentially dilutive securities would be antidilutive.

The following table sets forth the potentially dilutive securities that have been excluded from the calculation of diluted net loss per share because to include them would be anti-dilutive (in common stock equivalent shares):

	June 30, 2024	December 31, 2023
Common stock options	1,363,108	1,698,754
Common stock warrants	9,419,352	9,419,352
April 2023 Convertible Notes convertible into common stock	5,249,020	5,493,515

Recently Adopted Accounting Standards

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures. This ASU modified the disclosure and presentation requirements primarily through enhanced disclosures of significant segment expenses and clarified that single reportable segment entities must apply Topic 280 in its entirety. This guidance is effective for the Company for the year beginning January 1, 2024, with early adoption permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statement. The Company adopted ASU 2023-07 on January 1, 2024 and the adoption did not have a material effect on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies the accounting for convertible instruments by removing major separation models required under current U.S. GAAP. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for such exception and simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for public business entities that meet the definition of a SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company adopted ASU 2020-06 on January 1, 2024 and the adoption did not have a material effect on the Company’s consolidated financial statements.

Recently Issued Accounting Standards Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The amendments are effective for all public entities for fiscal years beginning after December 15, 2024. Early adoption is permitted and should be applied either prospectively or retrospectively. The Company plans to adopt ASU 2023-09 and related updates on January 1, 2025. The Company is currently evaluating the impact that the updated standard will have on its financial statement disclosures.

There were no other recently issued but not yet effective accounting pronouncements that will have a material effect on the accompanying unaudited condensed consolidated financial statements.

3. Prepaid and other current assets

Prepaid and other current assets consist of the following:

	June 30, 2024	December 31, 2023
Prepaid directors and officers insurance current policies	$489,093	$1,222,734
Prepaid directors and officers insurance run-off policies	572,362	638,404
Other prepaid expenses	34,484	56,128
Other receivables	—	75,192

Prepaid and other current assets	$1,095,939	$1,992,458

4. Accrued Expenses

Accrued expenses consist of the following:

	June 30, 2024	December 31, 2023
Professional Fees	$66,982	$43,552
Accrued compensation	3,840,473	3,322,454
Other	494,999	210,762

Total accrued expenses	$4,402,454	$3,576,768

As of June 30, 2024, $3,486,362 of compensation due to current and former directors and officers is included in accrued compensation. As of December 31, 2023, $3,038,399 of compensation was due to current and former directors and officers, of which $2,807,749 was included in accrued expenses and $230,650 was included in other noncurrent liabilities.

Other noncurrent liabilities of $230,650 as of December 31, 2023, are related to the founder and director’s forwent salary under an employment contract dated January 2022, that is repayable through February 2025. Amounts repayable within one year are classified as accrued expenses and amounts repayable in more than one year are recognized as noncurrent liabilities. As of June 30, 2024, no amounts related to the January 2022 employment contract were included in noncurrent liabilities.

5. Share-Based Compensation

The Company’s Long Term Incentive Plan (the “Plan”) became effective on November 1, 2022. Pursuant to the Plan, 4,150,470 shares of Common Stock have been reserved for issuance under the Plan. Under the provisions of the Plan, the stock options shall be granted at an exercise price per share equal to at least the fair market value of the shares of common stock on the date of grant stock options and would generally have a term of 10 years. Stock options currently outstanding under the Plan generally vest on the second-year anniversary date of grant and exercisable at any time after the grant date.

The following table summarizes the stock option activity:

	Number of Options	Weighted- average exercise price per share	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at December 31, 2023	1,698,754	$5.28	1.9	$—
Granted	—	$—
Cancelled/Forfeited	(335,646)	$0.51
Exercised	—	$—

Outstanding at June 30, 2024	1,363,108	$6.46	1.9	$—
Exercisable at June 30, 2024	1,363,108	$6.46	1.9	$—

In February 2023, the Company extended the term of 335,646 vested options to allow the exercise of these options for an additional one year period. As a result, the Company recorded an expense of $16,782 included in general and administrative expenses during the six months ended June 30, 2023. The fair value was determined using a Black-Scholes option pricing model with the following weighted average assumptions:

Six Months Ended June 30,
2023
Expected volatility	79.3%
Risk-free interest rate	4.66%
Expected term (in years)	1.0
Expected dividend yield	0%

For the three months ended June 30, 2024 and 2023, the share-based compensation expense was $0 and $133,437, respectively. For the six months ended June 30, 2024 and 2023, the share-based compensation expense was $30,509 and $298,444, respectively. As of June 30, 2024, there was no unrecognized compensation cost and all issued and outstanding stock options were exerciseable.

The following table summarizes information related to share-based compensation expense recognized in the unaudited condensed consolidated statements of operations and comprehensive loss related to the equity awards:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Research and development	$—	$98,385	$19,027	$200,873
General and administrative	—	35,052	11,482	97,571

Total equity-based compensation	$—	$133,437	$30,509	$298,444

6. Related Party Transactions and Shared Service Costs

On March 1, 2022, the Company and pH Pharma Co., Ltd entered into an administrative services and facilities agreement whereby pH Pharma Co., Ltd would perform services, functions and responsibilities for the Company. Under the agreement, the Company paid pH Pharma Co., Ltd $100,000 per month through August 30, 2022 and $15,000 per month from September 1, 2022 through February 28, 2023 based on the estimated value of the services to be performed. Additionally, the Company reimbursed pH Pharma Co., Ltd $3,000 per month in lease payments from March 1, 2022 through February 28, 2023. At December 31, 2023, the balance payable to pH Pharma Co., Ltd under this agreement was $309,534, which was included in accounts payable in the consolidated balance sheet. On January 31, 2024, the Company and pH Pharma Co., Ltd entered into a settlement agreement, settled the outstanding debt for a one-time payment of $85,000, resulting in $207,967 recognized during three months ended March 31, 2024 in cancellation of trade liability, and terminated the administrative services and facilities agreement. The Company recognized $0 expenses under the administrative services and facilities agreement for the three months ended June 30, 2024 and 2023. The Company recognized $0 and $36,357 expenses under the administrative services and facilities agreement for the six months ended June 30, 2024 and 2023, respectively.

On April 1, 2024, the Company and pH Pharma Co., Ltd entered into an administrative services agreement whereby pH Pharma Co., Ltd will perform investor relations services, functions and responsibilities on behalf of the Company in the Republic of Korea. Under the agreement, the Company is obligated to pay pH Pharma Co., Ltd. a one-time fee of $230,000 for the services performed from January 1, 2024 through April 30, 2024 and a monthly fee of $10,000 per month for services rendered from May 1, 2024 through July 31, 2024. At June 30, 2024, the amounts accrued to pH Pharma Co., Ltd under this agreement totaled $15,489, included in accounts payable in the unaudited condensed consolidated balance sheets. The Company recognized $77,500 and $250,000 in expense under this administrative services agreement for the three and six months ended June 30, 2024, respectively.

7. Leases

In October 2021, the Company entered into a lease for laboratory and office facilities in Palo Alto, California (the “Palo Alto Lease”). The Palo Alto Lease expires in April 2027 and has a five-year renewal option. Base rent for this lease is approximately $89,000 monthly with annual escalations of 3%. Pursuant to the terms of the lease, the Company received from the lessor approximately $300,000 for tenant improvements. The Company is required to repay this amount over the remaining term of the lease with 7% interest. The Company has applied the guidance in ASC 842 and has determined that this lease should be classified as an operating lease.

In March 2023, the Company vacated, and returned possession of, the premises to the lessor. As a result, the Company recognized a loss of $3,513,999 on the abandonment of its operating right-of-use asset during the three months ended March 31, 2023. The Company made no payments on the lease starting on January 1, 2023 through March 31, 2024. In February 2023, the landlord filed a lawsuit against the Company claiming compensation for damages resulting from the breach of the lease. On June 3, 2024, the landlord was awarded a default judgment against the Company for $796,773; however, the Company is still in the process of negotiating a settlement with the landlord and the lease has not been terminated. Accordingly, the lease obligation is classified as a current liability in the Company’s balance sheet.

Rent expense for the three months ended June 30, 2024 and 2023 was $94,090 and $117,344, respectively. Rent expense for the six months ended June 30, 2024 and 2023 was $195,708 and $389,833, respectively.

Interest expense for the three months ended June 30, 2024 and 2023 was $79,504 and $99,633, respectively. Interest expense for the six months ended June 30, 2024 and 2023 was $164,280 and $203,845, respectively.

8. Commitments and Contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the Company’s results of operations, except as discussed in Note 7. At each reporting period, the Company evaluates known claims to determine whether a potential loss amount or a potential range of loss is probable and reasonably estimable under ASC 450, Contingencies. Legal fees are expensed as incurred.

Bayer Acquisition Agreement

In March 2017, the Company entered into an assignment, license, development and commercialization agreement (the “Bayer Acquisition Agreement”) with Bayer, to acquire from Bayer all right, title and interest in and to PHP-303, including each and every invention and any priority rights relating to its patents.

Under the Bayer Acquisition Agreement, the Company is committed to pay certain development and regulatory milestones up to an aggregate amount of $23,500,000 and high single digit royalties based on the sale of products developed based on the licensed compound. Royalties will be payable on a licensed product-by-licensed product and country-by-country basis until the later of ten years after the first commercial sale of such licensed product in such country and expiration of the last patent covering such licensed product in such country that would be sufficient to prevent generic entry.

Either party may terminate the Bayer Acquisition Agreement upon prior written notice for the other party’s material breach that remains uncured for a specified period of time or insolvency. Bayer agreed not to assert any Bayer intellectual property rights that were included in the scope of the Bayer Acquisition Agreement against the Company.

The Company incurred zero expenses under this agreement as no milestones have been achieved since inception, and no products were sold from inception through June 30, 2024.

9. Debt

Related Party Loans

Founder Loans

In May 2021, the Company received proceeds from a loan in the amount of approximately $750,000 from its chairman and founding chief executive officer, Dr. Hoyoung Huh (“the Founder”). The loan, which was scheduled to mature on May 31, 2022, bore interest at a rate of 1.0% per annum. The loan could be prepaid by the Company at any time prior to maturity with no prepayment penalties.

In August 2021, the Company received proceeds from the additional loan in the amount of approximately $750,000 from the Founder (together with the May 2021 loan, “Founder Loans”). The loan, which was scheduled to mature on July 31, 2022, bore interest at a rate of 1.0% per annum. The loan could be prepaid by the Company at any time prior to maturity with no prepayment penalties.

The Company made a $150,000 payment on the Founder Loans in December 2022. On April 28, 2023, the Company settled $448,940 of the principal and $26,830 of accrued interest through the issuance of the April 2023 Convertible Notes, related party (see below).

As of June 30, 2024 and December 31, 2023, the outstanding balance was $901,060 under the Founder Loans, included in the related party loans on the unaudited condensed consolidated balance sheet. The interest expense on the Founder Loans totaled $0 and $3,585 for the three months ended June 30, 2024 and 2023, respectively. The interest expense on the Founder Loans totaled $0 and $7,172 for the six months ended June 30, 2024 and 2023, respectively.

Secured Founder Loan

In January 2024, the Company received proceeds from a Senior Secured Promissory Note (the “Secured Founder Loan”) in the amount of $750,000 from the Founder. In accordance with the terms of the Secured Founder Loan, the Company, together with its subsidiaries, also entered into a Security Agreement with the Founder (the “Security Agreement”). The Secured Note has a maturity date on January 23, 2025 and carries an interest rate of 15% per annum. As security for payment of the Secured Note, the Security Agreement grants and assigns to the Founder the security interest in all of the assets of the Company and its subsidiaries.

The interest expense on the Secured Founder Loan totaled $27,740 and $0 for the three months ended June 30, 2024 and 2023, respectively. The interest expense on the Secured Founder Loan totaled $48,699 and $0 for the six months ended June 30, 2024 and 2023, respectively.

Promissory Note

On November 1, 2022, the Company issued $1,512,500 in convertible notes (the “November 2022 Convertible Notes”). The convertible notes accrued interest at a rate of 8% per annum and had the maturity date of October 31, 2023, provided however that the Company agreed to make mandatory prepayments on this note (which were first be applied to accrued interest and then to principal) from time to time in amounts equal to 15% of the gross proceeds received by the Company from any equity lines, forward purchase agreements or other equity financings consummated by Company prior to the maturity date. The November 2022 Convertible Notes were convertible at the maturity date at the option of the holder in all or part of the principal and/or accrued interest into shares of common stock of the Company at a per share conversion price equal to 90% of the volume weighted average price of a share of common stock of the Company for the five trading days immediately prior to the maturity date. The Company determined that the conversion upon maturity represented an embedded derivative that was subject to bifurcation and separate accounting with the change in the fair value recorded as other expense during each reporting period under the guidance in Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging (“ASC 815”) (the “November 2022 Convertible Note Liability”). The fair value of the November 2022 Convertible Note Liability at the issuance date was estimated at $165,000. The Company allocated the proceeds from the November 2022 Convertible Note first to the embedded derivative with the remaining proceeds allocated to the notes, which resulted in a discount on the convertible notes of $165,000 which was amortized to interest expense over the term of the convertible notes.

On November 1, 2023, the Company entered into an amendment to the November 2022 Convertible Notes whereby the principal amount of the notes was reduced from $1,512,500 to $650,000, the interest was reduced to 6% per annum, the maturity was extended to December 31, 2024 and the conversion terms were removed. Further, the amendment required the Company to make a payment of $300,000 by December 31, 2023, which was made in December 2023. The remaining balance of $378,622 including the accrued interest through the maturity date, is due on December 31, 2024. The amendment to the November 2022 Convertible Notes was accounted as an exchange into a promissory note (the “Promissory Note”) under the trouble debt restructuring (“TDR”) guidance in ASC Subtopic 470-60, Debt – Troubled Debt Restructurings by Debtors (“ASC 470-60”). Under the TDR guidance, the Company recognized a gain on debt extinguishment of $998,878 for the year ended December 31, 2023.

As of June 30, 2024 and December 31, 2023, the outstanding balance on the Promissory Note was $378,622, including principal of $350,000 and $28,622 in accrued interest.

The interest expense on November 2022 Convertible Note totaled $0 and $41,250, including amortization of the discount, for the three months ended June 30, 2024 and 2023, respectively. The interest expense on November 2022 Convertible Note totaled $0 and $89,078, including amortization of the discount, for the six months ended June 30, 2024 and 2023, respectively.

April 2023 Convertible Notes

On April 28, 2023, the Company entered into separate subscription agreements (the “2023 Convertible Note and Warrant Subscription Agreements”) under which the Company issued the convertible promissory notes in the principal amount of $2,195,034 (the “April 2023 Convertible Notes”) and 3,658,390 warrants for the Company’s common stock (the “2023 Convertible Note Warrants”). The April 2023 Convertible Notes bear interest at a rate of 6% per annum until their maturity date of October 28, 2023 and a default rate of 10% per annum thereafter. As at December 31, 2023 and June 30, 2024, the April 2023 Convertible Notes are in default. The April 2023 Convertible Notes are convertible at any time from the issuance date at the option of the holder into the Company’s common stock at $0.60 per share (the “April 2023 Conversion Feature”). The 2023 Convertible Note Warrants have the five year term and are exercisable at any time from the issuance date at the exercise price of $0.60 per share.

In connection with the issuance of the Convertible Notes and the Convertible Note Warrants, in consideration for its services in respect of the financing described above, the Company also issued to Paulson

Investment Company, LLC (the “Placement Agent”) a warrant to purchase 209,670 shares of the Company’s common stock at a price per share of $0.60 (the “Placement Agent Warrant”). The Placement Agent Warrants have a five year term and are exercisable at any time from the issuance date. In addition, the Company paid the Placement Agent a commission of approximately $125,000.

The April 2023 Convertible Note Warrants and the Placement Agent Warrants were accounted as a liability under ASC 815, as the April 2023 Convertible Note Warrants and Placement Agent Warrants do not meet the criteria for equity classification due to the lack of available authorized shares. The aggregate fair value of the April 2023 Convertible Note Warrants and the Placement Agent Warrants was $1,527,640 and $87,552, respectively, at the issuance date using a Black Scholes Option Pricing Model. The initial fair value was determined based on the following assumptions:

Expected volatility	72.8%
Risk-free interest rate	3.51%
Expected term (in years)	5.0
Expected dividend yield	0%

The Company determined that the April 2023 Conversion Feature is subject to bifurcation under the guidance in ASC 815 due to the lack of available authorized shares and registration requirements and recognized a derivative liability of $560,436 at the issuance date (the “April 2023 Conversion Feature Liability”). The derivative liability was estimated using a Black Scholes Option Pricing Model, based on the following assumptions:

Expected volatility	66.5%
Risk-free interest rate	4.94%
Expected term (in years)	0.5
Expected dividend yield	0%

At the issuance date, the proceeds from the April 2023 Convertible Notes were allocated to the April 2023 Convertible Note Warrants and the April 2023 Conversion Feature Liability based on their fair values of $1,527,640 and $560,436, respectively, with the remaining proceeds allocated to the convertible notes. The resulting discount on the April 2023 Convertible Notes was accreted into the interest expense over the term of the convertible notes using the effective interest method. The fair value of the Placement Agent Warrants at the issuance date and the cash commission were capitalized and amortized into the interest expense over the term of the convertible notes using the effective interest method. The Company is in default on the April 2023 Convertible Notes, however, the Company has not received demands for repayment through the filing date of these unaudited condensed consolidated financial statements.

In December 2023, certain holders of April 2023 Convertible Notes agreed to exchange the aggregate amount of $187,950 of April 2023 Convertible Notes, including the accrued interest, into the same amount of December 2023 Convertible Notes (see below).

In January 2024, additional holders of April 2023 Convertible Notes agreed to exchange the aggregate amount of $250,600 of April 2023 Convertible Notes, including the accrued interest, into the same amount of December 2023 Convertible Notes (see below).

The Company recorded interest expense of $88,752 and $912,853, including amortization of discount of $0 and $892,461, for the six months ended June 30, 2024 and 2023, respectively. The Company recorded interest expense of $44,376 and $912,853, including amortization of discount of $0 and $892,461, for the three months ended June 30, 2024 and 2023, respectively. At June 30, 2024, the outstanding balance was $1,908,073, including principal of $1,775,034 and accrued interest of $133,039.

April 2023 Convertible Notes, related party

On April 28, 2023, the Company entered into a subscription agreement with its founder and director to exchange $1,130,775 in outstanding Founder Loans into the same amount of convertible promissory note with the same terms as the April 2023 Convertible Notes and 1,884,625 April 2023 Convertible Note Warrants. The amounts converted included $448,940 of principal and $26,830 accrued interest due under the 2021 Founder Loans, $400,000 of principal and $3,806 of interest due under the Venn Loan, and $250,000 of principal and $1,199 of accrued interest due under the March 2023 Founder Loan. The Company accounted for the issuance of the April 2023 convertible notes payable, related party, as a debt extinguishment in accordance with ASC 470 and recognized a loss of approximately $1,014,368 during the year ended December 31, 2023. As at December 31, 2023 and June 30, 2024, the April 2023 Convertible Note, related party was in default.

At the issuance date, the carrying value of the April 2023 Convertible Notes was reduced by the fair value of the related April 2023 Convertible Note Warrants and the April 2023 Conversion Feature Liability of $786,967 and $288,710, respectively, with the remaining proceeds allocated to the convertible notes. The April 2023 Conversion Feature Liability related to the April 2023 Convertible Notes, related party, was valued using a Black Scholes Option Pricing Model. The initial fair value was determined to be $0.3 million based on the following assumptions: stock price of $0.655, expected volatility of 66.5%, risk-free rate of 4.94% and expected term of 0.5 years. The resulting discount on the April 2023 Convertible Notes, related party was accreted into the interest expense over the term of the convertible notes using the effective interest method. The Company is in default on the April 2023 Convertible Notes, related party. However, the Company has not received demands for repayment through the filing date of these unaudited condensed consolidated financial statements.

The Company recorded interest expense of approximately $28,269 and $32,147, including amortization of discount of $0 and $20,436 for the three months ended June 30, 2024 and 2023, respectively. The Company recorded interest expense of approximately $56,539 and $32,147, including amortization of discount of $0 and $20,436 for the six months ended June 30, 2024 and 2023, respectively. At June 30, 2024, the outstanding balance of the April 2023 Convertible Notes, related party, was approximately $1,241,340, including principal of $1,130,775 and accrued interest of $110,565.

December 2023 Convertible Notes

In December, 2023, the Company issued convertible promissory notes in the aggregate principal amount of $1,000,000 (the “December 2023 Convertible Notes”). In addition, certain holders of April 2023 Convertible Notes agreed to exchange the aggregate amount of $187,950 of April 2023 Convertible Notes, including the accrued interest, into the same amount of December 2023 Convertible Notes.

In January and February 2024, the Company completed additional closes of the December 2023 Convertible Notes pursuant to which the Company issued the notes with the principal amount of $738,000. In addition, at those date, the holders of April 2023 Convertible Notes agreed to exchange the aggregate amount of $250,600 of April 2023 Convertible Notes, including the accrued interest, into the same amount of December 2023 Convertible Notes.

The December 2023 Convertible Notes bear an interest rate of 10% per annum and have a maturity date of December 18, 2024. The terms of the December 2023 Convertible Notes provide for automatic conversion of the outstanding principal amount of the December 2023 Convertible Notes and all accrued and unpaid interest upon a business combination (as defined in the agreement) into the Company common stock at the Conversion Price (the “Automatic Conversion Feature”). The Conversion Price is determined by reference to the purchase price payable in connection with such business combination, multiplied by 70%, where the price per share of the common stock is determined by reference to the 30-day volume weighted average price of the Company’s common stock on the public exchange immediately prior to conversion, resulting in 43% discount on the issuance price in the a business combination (the Automatic Discount”). If a business combination does not occur prior to the maturity date of the December 2023 Convertible Notes and if the Company’s Common Stock is listed on a public exchange as of such date, then the holders have the right, at their option, to convert the outstanding principal amount of the December 2023 Convertible Notes (and all accrued and unpaid interest thereof) into the shares of common stock of the Company at a price equal to the 30-day volume weighted average price of the Company’s common stock on the public exchange on which it is traded multiplied by 90% (the “Optional Conversion Feature”).

In consideration for its services in respect of the financing described above, the Company paid Paulson Investment Company, LLC (the “December 2023 Placement Agent”) the commission of $83,600 and $63,840 for the December 2023 issuances and the January and February 2024 issuances, respectively. Further, upon conversion of the December 2023 Convertible Notes into Common Stock of the Company, the December 2023 Placement Agent will receive shares of restricted common stock of the Company equal to (i) 4% of the total number of shares of common stock received upon conversion of the December 2023 Convertible Notes issued for new capital and (ii) 1% of the total number of shares of common stock received upon conversion of the December 2023 Convertible Notes issued for the exchange for April 2023 Convertible Notes. The cash commission to the December 2023 Placement Agent was capitalized and amortized into the interest expense over the term of the convertible notes using the effective interest method. The Company accounted for the issuance of the common stock shares to the Placement Agent under ASC 718 as equity-based compensation based on a performance condition. As the issuance of the common stock shares to the December 2023 Placement Agent upon conversion of the notes was deemed not probable both at issuance date and June 30, 2024, no expense was recorded for the three and six months ended June 30, 2024 related to this equity based compensation and had no impact on the interest expense for the three and six months ended June 30, 2024.

The Company determined that both the Automatic Conversion Feature and the Optional Conversion Feature are subject to bifurcation under the guidance in ASC 815 as variable-share redemption features at a discount. The Company recognized the total derivative liability of $573,546 and $0 for the Automatic Conversion Feature and the Optional Conversion Feature, respectively, at the issuance dates (together, the “December 2023 Conversion Feature Liability”). The fair value of the derivative liability related to the Automatic Conversion Feature was estimated by applying the probability of a business combination of 50% to the Automatic Discount of 43%. The fair value of the derivative liability related to the Optional Conversion Feature was immaterial as the probability that the Company is listed on a public exchange in absence of a business combination prior to the maturity of the December 2023 Convertible Notes was deemed minimal.

At the issuance date, the proceeds from the December 2023 Convertible Notes were allocated to the December 2023 Conversion Feature Liability based on its fair value with the remaining proceeds allocated to the convertible notes. The resulting discount on the and the December 2023 Convertible Notes was accreted into the interest expense over the term of the convertible notes using the effective interest method. The cash commission to the December 2023 Placement Agent was capitalized and amortized into the interest expense over the term of the convertible notes using the effective interest method.

The Company recorded interest expense of $207,015 for the three months ended June 30, 2024, including amortization of the discount of $152,749 on the convertible notes. The Company recorded interest expense of $393,790 for the six months ended June 30, 2024, including amortization of the discount of $287,339 on the convertible notes. At June 30, 2024, the outstanding principal balance of the December 2023 Convertible Notes was $1,857,352 plus accrued interest of $109,449.

December 2023 Convertible Notes, related party

On December 18, 2023, the Company issued a $500,000 in convertible notes to its founder and director on the same terms as the December 2023 Convertible Notes (“December 2023 Convertible Notes, related party”).

At the issuance date, the proceeds from the December 2023 Convertible Notes, related party, were allocated to the December 2023 Conversion Feature Liability based on its fair value of $107,143 with the remaining proceeds allocated to the convertible notes. The resulting discount on the and the December 2023 Convertible Notes, related party, was accreted into the interest expense over the term of the convertible notes using the effective interest method.

The Company recorded interest expense of $38,547 for the three months ended June 30, 2024, including amortization of the discount of $26,081 on the convertible notes. The Company recorded interest expense of $75,572 for the six months ended June 30, 2024, including amortization of the discount of $50,640 on the convertible notes. At June 30, 2024, the outstanding principal balance of the December 2023 Convertible Notes, related party, was $446,943 plus accrued interest of $26,713.

May 2024 Convertible Notes

On May 28, 2024, the Company issued secured convertible promissory notes in the aggregate principal amount of $824,500 (the “May 2024 Convertible Notes”). In accordance with the terms of the May 2024 Convertible Note, the Company, together with its subsidiaries, also entered into a Security Agreement with the Lenders (the “Security Agreement”). As security for payment of the Secured Note, the Security Agreement grants and assigns to the Lenders the security interest in all of the assets of the Company and its subsidiaries.

The May 2024 Convertible Notes bear an interest rate of 10% per annum and have a maturity date of December 18, 2024. The terms of the May 2024 Convertible Notes provide for automatic conversion of the outstanding principal amount of the May 2024 Convertible Notes and all accrued and unpaid interest upon a business combination (as defined in the agreement) into the Company common stock at the Conversion Price (the “Automatic Conversion Feature”). The Conversion Price is determined by reference to the purchase price payable in connection with such business combination, multiplied by 50%, where the price per share of the common stock is determined by reference to the 30-day volume weighted average price of the Company’s common stock on the public exchange immediately prior to conversion, resulting in 100% discount on the issuance price in the a business combination (the Automatic Discount”).

The Company determined that the Automatic Conversion Feature is subject to bifurcation under the guidance in ASC 815 as variable-share redemption features at a discount. The Company recognized the total derivative liability of $577,150 for the Automatic Conversion Feature at the issuance dates (the “May 2024 Conversion Feature Liability”). The fair value of the derivative liability related to the Automatic Conversion Feature was estimated by applying the probability of a business combination of 70% to the Automatic Discount of 100%.

At the issuance date, the proceeds from the May 2024 Convertible Notes were allocated to the May 2024 Conversion Feature Liability based on its fair value with the remaining proceeds allocated to the convertible notes. The resulting discount on the and the May 2024 Convertible Notes was accreted into the interest expense over the term of the convertible notes using the effective interest method.

The Company recorded interest expense of $59,847 for the three and six months ended June 30, 2024, including amortization of the discount of $52,393. At June 30, 2024, the outstanding principal balance of the May 2024 Convertible Notes was $299,744 plus accrued interest of $7,454.

May 2024 Convertible Notes, related party

On May 28, 2024, the Company issued a $500,000 in secured convertible notes to its founder and director on the same terms as the May 2024 Convertible Notes (“May 2024 Convertible Notes, related party”).

At the issuance date, the proceeds from the May 2024 Convertible Notes, related party, were allocated to the May 2024 Conversion Feature Liability based on its fair value of $350,000 with the remaining proceeds allocated to the convertible notes. The resulting discount on the May 2024 Convertible Notes, related party, was accreted into the interest expense over the term of the convertible notes using the effective interest method.

The Company recorded interest expense of $37,432 for the three and six months ended June 30, 2024, including amortization of the discount of $32,911. At June 30, 2024, the outstanding principal balance of the May 2024 Convertible Notes, related party was $182,911 plus accrued interest of $4,521.

Insurance Financing Note

On November 1, 2022, the Company financed its 2022 annual Director & Officer liability insurance policy premium of $1,006,342 (including premiums, taxes and fees) with First Insurance Funding (the “Lender”) at an annual interest rate of 7.20% (the “Insurance Financing Note”). The Insurance Financing Note was payable in monthly installment payments through August 1, 2023.

On November 1, 2023, the Company financed its 2023 annual Director & Officer liability insurance policy premium of $631,993 with the Lender at an annual interest rate of 9.95%. The Insurance Financing Note is payable in monthly installment payments through July 1, 2024.

The agreement assigns the Lender a first priority lien on and security interest in the financed policies and any additional premium required in the financed policies including (a) all returned or unearned premiums, (b) all additional cash contributions or collateral amounts assessed by the insurance companies in relation to the financed policies and financed by Lender, (c) any credits generated by the financed policies, (d) dividend payments, and (e) loss payments which reduce unearned premiums. If any circumstances exist in which premiums related to any Financed Policy could become fully earned in the event of loss, Lender shall be named a loss-payee with respect to such policy.

The Company recognized $5,736 and $7,608 in interest expenses related the Insurance Financing for the three months ended June 30, 2024 and 2023, respectively. The Company recognized $11,472 and $15,216 in interest expenses related the Insurance Financing for the six months ended June 30, 2024 and 2023, respectively. As of June 30, 2024, the balance on the Insurance Financing Note was $0.

10. Stockholders’ Equity

Key Company Stockholder Agreements

On April 5, 2023, the Company received notice from its founder and director informing the Company that he would not consummate the purchase of the Key Company Stockholder Forward Purchase Agreement as a result of the Company’s failure to satisfy the condition to be listed on Nasdaq as required by the agreement. As a result, the Company cancelled and retired the 1,930,501 shares of common stock being held in escrow and recognized $13,000 loss on extinguishment of the Key Company Stockholder Forward Purchase Liability in the second quarter of 2023.

On April 5, 2023, the Company and its Key Company Stockholder entered into a letter agreement to provide for the conversion of up to $2,031,034 of the Founder loans into future debt and equity financings on the same terms with other investors. Pursuant to the agreement, the amount converted would be based on the Key Company Stockholder’s pro-rata portion of the equity ownership in the Company’s outstanding common stock and would not exceed in the aggregate the amount of the outstanding debt with Key Company Stockholder. On April 28, 2023, the Company entered into a subscription agreement with its founder and director to exchange $1,130,775 in outstanding Founder Loans into the same amount of convertible promissory note with the same terms as the April 2023 Convertible Notes and 1,884,625 2023 Convertible Note Warrants.

White Lion Common Stock Purchase and Registration Rights Agreements

On November 3, 2022, the Company entered into a Common Stock Purchase Agreement (the “White Lion Purchase Agreement”) and Registration Rights (the “White Lion RRA”) with White Lion Capital, LLC, a

Delaware limited liability company (“White Lion”). Pursuant to the White Lion Purchase Agreement, the Company has the right, but not the obligation, to require White Lion to purchase, from time to time, up to $100,000,000 in aggregate gross purchase price of newly issued shares of its Common Stock, subject to certain limitations and conditions set forth in the White Lion Purchase Agreement. The Company recorded a derivative liability for this agreement (see Note 6).

The Company is obligated under the White Lion Purchase Agreement and the White Lion RRA to file a registration statement with the SEC to register the Common Stock under the Securities Act, for the resale by White Lion of shares of Common Stock that the Company may issue to White Lion under the White Lion Purchase Agreement.

Subject to the satisfaction of certain customary conditions including, without limitation, the effectiveness of a registration statement registering the shares issuable pursuant to the White Lion Purchase Agreement, the Company’s right to sell shares to White Lion will commence on the effective date of the registration statement and extend until November 1, 2025. During such term, subject to the terms and conditions of the White Lion Purchase Agreement, the Company may notify White Lion when it exercises its right to sell shares (the effective date of such notice, a “Notice Date”).

The number of shares sold pursuant to any such notice may not exceed (i) the lower of (a) the Purchase Notice Fixed Limit (described below) and (b) the product of (1) the Average Daily Trading Volume (as defined in the White Lion Purchase Agreement), and (2) the applicable Percentage Limit (as defined in the White Lion Purchase Agreement). The Purchase Notice Fixed Limit is $500,000 upon payment of the Initial Commitment Shares (as defined in the White Lion Purchase Agreement) and can be increased in two tranches: (A) to $1,000,000 following an aggregate purchase of $5,000,000 shares and issuance by the Company to White Lion of an additional $250,000 in Commitment Shares, and (B) to $2,000,000 following an aggregate purchase of $10,000,000 shares and issuance by the for payment of an additional $250,000 in Commitment Shares (as defined in the White Lion Purchase Agreement).

The applicable Percentage Limit is 40% or 150% depending on the price the Company agrees to sell shares to White Lion. At an applicable Percentage Limit of 40%, the Purchase Price to be paid by White Lion for any such shares will equal 97% of lowest daily volume-weighted average price of Common Stock during a period of two consecutive Trading Days following the applicable Purchase Notice Date (as defined in the White Lion Purchase Agreement) until an aggregate of $50,000,000 in Purchase Notice Shares (as defined in the White Lion Purchase Agreement) have been purchased under White Lion Purchase Agreement, at which point the Purchase Price (as defined in the White Lion Purchase Agreement) to be paid by White Lion will equal 98% of the lowest daily volume- weighted average price of Common Stock during a period of two consecutive Trading Days following the applicable Purchase Notice Date. At an applicable Percentage Limit of 150%, the Purchase Price to be paid by White Lion for any such shares will equal 94.5% of the lowest daily volume-weighted average price of Common Stock during a period of three consecutive Trading Days following the applicable Purchase Notice Date.

The Company will have the right to terminate the White Lion Purchase Agreement at any time after commencement, at no cost or penalty, upon three (3) Trading Days’ prior written notice. Additionally, White Lion will have the right to terminate the White Lion Purchase Agreement upon three (3) days’ prior written notice to the Company if (i) there is a Fundamental Transaction (as defined in the White Lion Purchase Agreement), (ii) the Company is in breach or default in any material respect of the White Lion RRA, (iii) there is a lapse of the effectiveness, or unavailability of, the registration statement for a period of 45 consecutive Trading Days or for more than an aggregate of 90 Trading Days in any 365-day period, (iv) the suspension of trading of the Common Stock for a period of five (5) consecutive Trading Days, (v) the material breach of the White Lion Purchase Agreement by the Company, which breach is not cured within the applicable cure period or (vi) a Material Adverse Effect (as defined in the White Lion Purchase Agreement) has occurred and is continuing. No termination of the White Lion Purchase Agreement will affect the registration rights provisions contained in the White Lion RRA.

In consideration for the commitments of White Lion, as described above, the Company has agreed that it will issue to White Lion shares of Common Stock having a value of $250,000 based upon the Closing Sale Price (as defined in the White Lion Purchase Agreement) of Common Stock two Trading Days prior to the filing of the Initial Registration Statement as Initial Commitment Shares. The Company may increase the number of shares it may sell to White Lion by issuing additional Commitment Shares in two additional tranches of $250,000 each. The Company issued Initial Commitment Shares of 50,200 shares of Common Stock to White Lion, based upon the Closing Sale Price of our Common Stock of $4.98 per share on November 30, 2022.

Concurrently with the execution of the White Lion Purchase Agreement, the Company entered into the White Lion RRA with White Lion in which the Company agreed to register the shares of Common Stock purchased by White Lion with the SEC for resale within 30 days of the consummation of a business combination. The White Lion RRA also contains usual and customary damages provisions for failure to file and failure to have the registration statement declared effective by the SEC within the time periods specified.

The White Lion Purchase Agreement and the White Lion RRA contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The White Lion Purchase Agreement was accounted for as a standby equity purchase agreement under ASC 815 as it includes an embedded put option and an embedded forward option. The put option is recognized on inception and the forward option is recognized upon issuance of notice for the sale of the Company’s Common Stock. The fair value of the derivative liability related to the embedded put option (“White Lion Derivative Liability) was estimated at $1,900,000 at the inception of the agreement. The fair value of the White Lion Derivative Liability was determined using a Monte Carlo simulation based on the projected stock price of $13.05, expected volatility of 86.5%, risk-free rate of 4.53% and discounted at 45.0% for the probability of the Company timely filing all SEC documents and meeting the NASDAQ listing requirements.

In March 2023, the Company entered into an amendment to the White Lion Purchase Agreement to give the Company the right, but not the obligation to require White Lion to purchase shares of the Company’s common stock while trading on the OTC Market. Under the terms of the amendment, at an applicable Percentage Limit of 200%, the Purchase Price to be paid by White Lion for any such shares will equal 90% of the lowest daily volume-weighted average price of common stock during a period of six consecutive Trading Days following the applicable Purchase Notice Date if the Company is listed on the OTC Market with the exception of the OTC Pink or OTC Bulletin Board, in which case the Purchase Price will equal 85% of the lowest daily volume-weighted average price of common stock during a period of six consecutive Trading Days following the applicable Purchase Notice Date. Further, the Company will issue to White Lion within five (5) Trading Days following the effective date of the amendment fully paid, non-assessable shares of the Company’s common stock equal to the quotient obtained by dividing (i) $250,000 and (ii) the lowest traded sale price of the common stock of the 10 (ten) Trading Days prior to the effective date of the amendment, minus 50,200. In March 2023, the Company issued 412,763 shares of its common stock to White Lion.

In August 2023, the Company and White Lion entered into a second amendment to the common stock Purchase Agreement (the “Second Amendment”). The Second Amendment includes, among other things, the right of the Company to issue a Purchase Notice (defined in the Second Amendment as an “Accelerated Purchase Notice”) requesting White Lion to purchase newly issued shares of common stock from the Company, subject to acceptance by White Lion, with pricing of the shares to be sold by the Company to White Lion under such Accelerated Purchase Notice determined on the date of issuance by the Company of the Accelerate Purchase Notice and acceptance by White Lion (the date of such notice defined as the “Accelerated Valuation Period”). Such accelerated purchases pursuant to an Accelerated Purchase Notice will be sold to White Lion at a price, defined as an “Accelerated Purchase Price,” equal to the lower of (i) the opening price of common stock during the Accelerated Valuation Period, (ii) the closing price of the common stock during Accelerated Valuation Period, or (iii) the volume weighted average price of the common stock during Accelerated Valuation Period; provided, however, that if at the time the Company delivers an Accelerated Purchase Notice to Investor the price of the common stock is lower than the opening price of the common stock during the Accelerated Valuation Period, the Accelerated Purchase Price will be discounted by 20%. In addition, the Second Amendment provides for an “Accelerated Purchase Notice Limit” equal to 200%.

In addition, in the event the Company does not issue Purchase Notices (as defined in the White Lion Purchase Agreement) to White Lion providing for the purchase of at least $1,250,000 of Purchase Shares (as defined in the White Lion Purchase Agreement and Second Amendment) in the aggregate within 180 days following the effective date of the amendment, the Company will issue to White Lion an additional number of fully paid, non-assessable shares of common stock equal to the quotient obtained by dividing (i) $150,000 and (ii) the lowest Closing Sale Price (as defined in the White Lion Purchase Agreement and Second Amendment) of common stock of the 10 (ten) Trading Days prior to the 180th day following the effective date of the amendment.

As at June 30, 2024 and December 31, 2023, the Company had no outstanding purchase notices issued to White Lion.

Public Warrants

In November 2022, upon consummation of the Business Combination, the Company assumed 2,875,000 public warrants from Ignyte Acquisition Corporation. Each whole warrant entitles the holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as discussed herein. The warrants became exercisable 30 days after the completion of the Business Combination. However, no warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public warrants is not effective within a specified period following the consummation of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. In the event of such cashless exercise, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of common stock for the 5 trading days ending on the trading day prior to the date of exercise. The warrants will expire on the fifth anniversary of the completion of an initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company may call the warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	at any time after the warrants become exercisable,

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the reported last sale price of the Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations) for any 20 trading days within a 30-trading day period commencing at any time after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

•	if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants.

If the Company calls the warrants for redemption as described above, the Company’s management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the shares of common stock for the 5 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

There were no exercises or forfeitures of the Public Warrants during the three and six months ended June 30, 2024.

Private Placement Warrants

In November 2022, upon consummation of the Business Combination, the Company assumed 2,500,000 Private Placement Warrants from Ignyte Acquisition Corporation. Each Private Placement Warrant will entitle the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants were non-redeemable and may be exercised on a cashless basis, in each case so long as they continue to be held by the initial purchasers or their permitted transferees.

The Private Placement Warrants were accounted for under ASC 815, pursuant to which the Private Placement Warrants do not meet the criteria for equity classification and must be recorded as liabilities. The Private Placement Warrants were valued using the Black Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement, as there was no observable market for the Private Placement Warrants and was determined based on significant inputs not observable in the market.

The following weighted average assumptions were used in determining the fair value of the Private Placement Warrants at June 30, 2024:

June 30,
2024
Expected volatility	100%
Risk-free interest rate	4.52%
Expected term (in years)	3.34
Expected dividend yield	0%

There were no exercises or forfeitures of the Private Placement Warrants three and six months ended June 30, 2024.

April 2023 Convertible Note Warrants

On April 28, 2023, in connection with the April 2023 Convertible Notes and April 2023 Convertible Notes, related party, the Company issued 5,752,685 warrants to purchase the Company’s common stock at $0.60 per share.

On June 22, 2023, the founder and director exercised 666,667 of the April 2023 Convertible Note Warrants for total proceeds of $400,000. The fair value of the April 2023 Convertible Note Warrants at the exercise date was $244,261 which was reclassified from the warrant liability into the additional paid-in capital. The Company recognized a capital contribution of $244,261 using a Black Scholes Option Pricing Model based on the following assumptions: stock price of $0.598, expected volatility of 72.0%, risk-free rate of 4.03% and expected term of 4.85 years.

On July 20, 2023, the founder and director exercised 458,333 of the April 2023 Convertible Note Warrants for total proceeds of $275,000. The fair value of the April 2023 Convertible Note Warrants at the exercise date was $269,004 which was reclassified from the warrant liability into the additional paid-in capital. The Company recognized a capital contribution of $269,004 related to the fair value of the April 2023 Convertible Note Warrants at the exercise date, which as determined using a Black Scholes Option Pricing Model based on the following assumptions: stock price of $0.84, expected volatility of 76.2%, risk-free rate of 4.43% and expected term of 4.78 years.

On August 14, 2023, Company’s founder and director exercised 583,333 of the April 2023 Convertible Note Warrants for a total purchase price of $350,000. The fair value of the April 2023 Convertible Note Warrants at the exercise dates was $248,303 which was reclassified from the warrant liability into the additional paid-in capital. The Company recognized a capital contribution of $248,303 million using a Black Scholes Option Pricing Model based on the following assumptions: stock price of $0.66, expected volatility of 76.0%, risk-free rate of 4.64% and expected term of 4.71 years.

On November 1, 2023, the remaining 4,044,352 April 2023 Convertible Note Warrants were reclassified from liability into equity following the exchange of the November 2022 Convertible Notes into Promissory Note (see Note 10) and resulting sufficient number of authorized shares being available for issuance of the warrants. The fair value of the warrant liability was $65,469 at the reclassification date.

The summary of the Company’s outstanding common stock warrants at June 30, 2024 is as follows:

Description	Number of Warrants	Exercise price per share	Expiration Date
Private Placement Warrants	2,500,000	$11.50	11/1/2027
Public Warrants	2,875,000	$11.50	11/1/2027
April 2023 Convertible note warrants	3,868,060	$0.60	4/28/2028
April 2023 Convertible note warrants, related party	176,292	$0.60	4/28/2028

Total	9,419,352

11. Fair Value of Financial Instruments

The Company believes the carrying amounts of its cash, accounts payable and accrued expenses, and debt balances approximate their fair values due to their near-term maturities. There were no transfers among Level 1, Level 2 or Level 3 categories.

The following table sets forth the Company’s financial instruments that were measured at fair value on a recurring basis by level within the fair value hierarchy

	Fair Value Measurement at June 30, 2024
	Total	Level 1	Level 2	Level 3
				—
Derivative liability	1,853,694	—	—	1,853,694
Warrant liability	Less than $1	—	—	Less than $1

Total Liabilities	$1,853,694	$—	$—	$1,853,694

	Fair Value Measurement at December 31, 2023
	Total	Level 1	Level 2	Level 3
				—
Derivative liability	361,704	—	—	361,704
Warrant liability	Less than $1	—	—	Less than $1

Total Liabilities	$361,704	$—	$—	$361,704

The table below presents the changes in Level 3 liabilities (assets) measured at fair value on a recurring basis during the three months ended June 30, 2024 and 2023:

	White Lion Derivative Liability	Key Company Stockholder Forward Liability (Asset)	Private Placement Warrants Liability	November 2022 Convertible Note Liability	April 2023 Conversion Feature Liability	April 2023 Convertible Notes Warrants Liability	December 2023 Conversion Feature Liability	May 2024 Conversion Feature Liability
Balance at January 1, 2023	$1,000	$(13,000)	$525,000	$165,000	$—	$—	$—	$—
Change in fair value	(1,000)	13,000	(525,000)	—	—	—	—	—

Balance at March 31, 2023	$—	$—	$—	$165,000	$—	$—	$—	$—

Inception Date	—	—	—	—	849,146	2,402,161	—	—
Capital Contribution to Equity on Exercise of Warrants	—	—	—	—	—	(244,261)	—	—
Change in fair value	—	—	—	—	548,233	712,857	—	—

Balance at June 30, 2023	$—	$—	$—	$165,000	$1,397,379	$2,870,757	$—	$—

Balance at January 1, 2024	$—	$—	$—	$—	$—	$—	$361,704	$—
Issuance of December 2023 Convertible Notes	—	—	—	—	—	—	211,842	—
Change in fair value	—	—	—	—	—	—	114,709	—

Balance at March 31, 2024	$—	$—	$—	$—	$—	$—	$688,255	$—

Issuance of May 2024 Convertible Notes	—	—	—	—	—	—	—	927,150
Change in fair value	—	—	—	—	—	—	172,064	66,225

Balance at June 30, 2024	$—	$—	$—	$—	$—	$—	$860,319	$993,375

White Lion Derivative Liability

The White Lion Derivative Liability is valued using Monte Carlo simulation model and a such is considered to be a Level 3 fair value measurement, as the fair value was determined based on significant inputs not observable in the market. The significant unobservable inputs used to determine the fair value were the projected volume weighed average share price at each trading date and the use of the maximum draw down potential. The fair value of the White Lion Derivative Liability at June 30, 2023 of $0 was determined using the Monte Carlo Model based on the projected stock price of $0.83, expected volatility of 88%, risk-free rate of 4.63% and discounted by 2.5% for the probability of the Company timely filing all SEC documents and meeting the OTC Market listing requirements. The fair value of the White Lion Purchase Agreement was $0 at June 30, 2024.

The following weighted average assumptions were used in determining the fair value of the White Lion Purchase Agreement at June 30, 2024 and 2023:

	June 30, 2024	June 30, 2023
Stock Price	$0.01	$0.83
Expected volatility	78.5%	88.0%
Risk-free interest rate	4.84%	4.63%
Discount related to the probability of timely filing all SEC documents and meeting the NASDAQ listing requirements	25.0%	2.5%
Expected dividend yield	—%	—%

April 2023 Convertible Note Warrants and Placement Agent Warrants

The April 2023 Convertible Note Warrants and Placement Agent Warrants were accounted as a liability at the issuance date and were fair valued using a Black Scholes Option Pricing Model, and is considered to be a Level 3 fair value measurement, as the fair value of the instruments was determined based on significant inputs not observable in the market. On November 1, 2023, all outstanding April 2023 Convertible Note Warrants were reclassified from liability into equity (see Note 10).

The fair value of the April 2023 Convertible Note Warrants at the reclassification date was based on the following assumptions:

Stock price	$0.08
Expected volatility	74.9%
Risk-free interest rate	4.65%
Expected term (in years)	4.49
Expected dividend yield	0%

Private Placement Warrants

The fair value of the Private Placement Warrants was estimated using a Black Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement, as the fair value was determined based on significant inputs not observable in the market. The fair value of the Private Placement Warrants at both June 30, 2024 and June 30, 2023 was $0.

The fair value of the Private Placement Warrants was based on the following assumptions:

	June 30, 2024	June 30, 2023
Stock Price	$0.01	$0.83
Expected volatility	100.0%	45.5%
Risk-free interest rate	4.52%	4.12%
Expected term (in years)	3.34	4.34
Expected dividend yield	—%	—%

April 2023 Conversion Feature Liability

On January 1, 2024, on adoption of ASU 2020-06, the April 2023 Conversion Feature Liability met the derivative accounting scope exception and the conversion feature no longer required bifurcation form the April 2023 Convertible Notes and 2023 April 2023 Convertible Notes, related party. On January 1, 2024, the fair value of the fair value of the April 2023 Conversion Feature Liability was $0.

December 2023 Conversion Feature Liability

The fair value of the December 2023 Conversion Feature Liability was estimated based on the probability weighted settlement scenarios, which is considered to be a Level 3 fair value measurement, as the fair value was determined based on significant inputs not observable in the market. At June 30, 2024, the fair value of the derivative liability related to the Automatic Conversion Feature was estimated at $860,319 by applying the probability of a business combination of 75% to the Automatic Discount of 43%. At June 30, 2024, the fair value of the derivative liability related to the Optional Conversion Feature was deemed immaterial as the probability that the Company is listed on a public exchange in absence of a business combination prior to the maturity of the December 2023 Convertible Notes was deemed minimal.

May 2024 Conversion Feature Liability

The fair value of the December 2023 Conversion Feature Liability was estimated based on the probability weighted settlement scenarios, which is considered to be a Level 3 fair value measurement, as the fair value was determined based on significant inputs not observable in the market. At June 30, 2024, the fair value of the derivative liability related to the Automatic Conversion Feature was estimated at $993,375 by applying the probability of a business combination of 75% to the Automatic Discount of 100%.

12. Grant Revenue

Government grants

The Company has one active government grant with the Department of Defense, US Army Medical Research Acquisition Activity. This grant is for work on a COVID-19 therapeutic with a potential of $4.0 million, awarded in stages starting in January 2021 and with potential stages running through September 2026. Funding from the grant is received after expenditures have been incurred by the Company pursuant to the pre-approved statement of work and upon submission of a detailed voucher. The Grant is governed by the DoD Grant and Agreement Regulations, a subsection of the Code of Federal Regulations and requires the Company to provide financial and technical reports on a periodic basis to the Department of Defense.

For the six months ended June 30, 2024 and 2023, grant revenue of $0 and $13,854, respectively was recognized from this grant. Approximately $2.5 million in funding remains available for this grant at June 30, 2024.

13. Income Taxes

The Company did not provide for any income taxes for the three and six months ended June 30, 2024 and 2s023. The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is not more likely than not that the Company will realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the deferred tax assets as of June 30, 2024 and December 31, 2023. Company recognized tax expense of $0 for the three and six months ended June 30, 2024 and 2023.

14. Subsequent Events

May 2024 Convertible Notes

On July 12, 2024, the Company completed a second closing of the May 2024 Convertible Notes pursuant to which the Company issued May 2024 Convertible Notes in the aggregate principal amount of $2,175,500. The May 2024 Convertible Notes carry an interest rate of 10% per annum, have a maturity date of December 18, 2024. The terms of the May 2024 Convertible Notes provide for automatic conversion of the outstanding principal amount of the notes and all accrued and unpaid interest upon a business combination (as defined in the agreement) into the Company common stock at the Conversion Price. The Conversion Price is determined by reference to the purchase price payable in connection with such business combination, multiplied by 50%.

In consideration for its services in respect of the financing described above, the Company paid Paulson Investment Company, LLC (the “May 2024 Placement Agent”) the commission of $200,000. Further, upon conversion of the May 2024 Convertible Notes into Common Stock of the Company, the May 2024 Placement Agent will receive shares of restricted common stock of the Company equal to 4% of the total number of shares of common stock received upon conversion of May 2024 Convertible Notes on certain notes with a principal value of $2,500,000.

Former Employee Wage Claim

On August 14, 2024, the Company received from the California Labor Commissioner’s Office notice of a claim submitted by a former employee seeking recovery of unpaid wages, statutory liquidated damages and waiting time penalties in the total amount of approximately $32,800. The Labor Commissioner’s Office has scheduled a settlement conference to be held on November 19, 2024. The Company’s management is currently investigating the claimant’s allegations to determine if an amount or range of amounts of losses related to the claim is probable and reasonably estimable.

Lease Termination and Settlement

On September 17, 2024, the Company entered into a settlement agreement with the California Landlord pursuant to which the Company agreed to pay $175,000 upon signing of the settlement agreement and enter into a secured promissory note for $325,000. The promissory note bears no interest and is payable over twenty equal monthly instalments starting on November 1, 2024 and expiring on June 1, 2026. Upon signing the Settlement Agreement, the lease was terminated.

Stock Option Grants

On September 24, 2024, the Company granted stock options to purchase 4,150,000 shares of common stock of the company with a weighted average exercise price of $0.80 per share.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Peak Bio, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Peak Bio Inc. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, deficit and cash flows for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has a working capital deficiency, an accumulated deficit and negative cash flows in operating activities. The Company needs to raise additional capital to meet its obligations, fund operations and continue developing its product candidates. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2022.

New York, NY
August 5, 2024

PEAK BIO

CONSOLIDATED BALANCE SHEETS

	December 31,
	2023	2022
Assets
Current assets
Cash	$381,649	$654,892
Derivative asset	—	13,000
Prepaid expenses and other current assets	1,992,458	2,562,901

Total current assets	2,374,107	3,230,793
Property and equipment, net	153,108	376,648
Restricted cash	60,000	239,699
Operating lease right-of-use asset	—	3,681,072
Other noncurrent assets	9,200	1,500

Total assets	$2,596,415	$7,529,712

Liabilities and deficit
Current liabilities
Accounts payable	$5,862,435	$3,618,026
Accrued expenses	3,576,768	2,038,291
Operating lease liability, current	4,439,235	720,577
Insurance financing note	631,993	921,576
Derivative liability	361,704	166,000
Promissory note	350,000	—
Convertible notes	2,872,131	1,374,698
Convertible notes, related party	1,527,078	—
Related party loans	901,370	1,961,953

Total current liabilities	20,522,714	10,801,121
Operating lease liability, net of current portion	—	3,507,268
Warrant liability	—	525,000
Other noncurrent liabilities	230,650	790,800

Total liabilities	20,753,364	15,624,189
Commitments and contingencies (Note 8)
Stockholders’ Deficit
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; none issued and outstanding	—	—
Common stock, par value of $0.0001 per share; 60,000,000 shares authorized; 23,124,888 shares issued and outstanding as of December 31, 2023 and 21,713,248 shares issued and 19,782,747 issued and outstanding as of December 31, 2022	2,312	1,978
Additional paid-in capital	19,918,594	17,219,593
Accumulated deficit	(38,171,483)	(25,345,566)
Accumulated other comprehensive income	93,628	29,518

Total stockholders’ deficit	(18,156,949)	(8,094,477)

Total liabilities and deficit	$2,596,415	$7,529,712

See accompanying notes to consolidated financial statements.

PEAK BIO

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,
	2023	2022
Revenue
Grant revenue	$367,877	$607,681

Total revenue	367,877	607,681

Operating expenses
Research and development	1,627,389	3,924,253
General and administrative	8,292,072	8,531,276
Impairment loss on operating right-of-use asset	3,513,999	—

Total operating expenses	13,433,460	12,455,529

Operating loss	(13,065,583)	(11,847,848)

Other income (expense)
Interest income	43	2,114
Interest expense	(2,728,101)	(47,958)
Change in fair value of convertible notes	—	(1,186,800)
Change in fair value of warrant liability	2,100,123	(75,000)
Change in fair value of derivative liability	837,146	92,110
Other income	45,945	367,738
Loss on extinguishment of debt	(15,490)	(467,073)

Total other income (expense), net	239,666	(1,314,869)

Loss before income tax expense	(12,825,917)	(13,162,717)
Income tax benefit	—	74,000

Net loss	$(12,825,917)	$(13,088,717)

Other comprehensive income (loss):
Foreign currency translation	64,110	(58,925)

Total comprehensive loss	$(12,761,807)	$(13,147,642)

Basic and diluted weighted average shares outstanding	21,175,668	17,711,842
Basic and diluted net loss per share	$(0.61)	$(0.74)

See accompanying notes to consolidated financial statements.

PEAK BIO

CONSOLIDATED STATEMENTS OF DEFICIT

	Common Stock		Additional	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Amount	Paid-In Capital	Income (Loss)	Deficit	Deficit
Balance, December 31, 2021	17,162,742	$1,716	$6,428,837	$88,443	$(8,454,264)	$(1,935,268)
Capital contribution from pH Pharma Ltd .	—	—	1,363,974	—	—	1,363,974
Issuance of common stock	132,302	13	1,152,150	—	—	1,152,163
Business Combination with Ignyte, net of transaction costs (Note 1)	2,234,363	224	127,937	—	—	128,161
Issuance of PIPE Shares (Notes 1 and 11)	402,500	40	4,024,960	—	—	4,025,000
Issuance of common stock in settlement of 2022 Pre-Business Combination Convertible Notes and the Director Loan	176,579	18	3,419,694	—	—	3,419,712
Issuance of common stock under White Lion Purchase Agreement	50,200	5	249,995	—	—	250,000
Repurchase and retirement of share under Forward Share Purchase Agreement	(375,939)	(38)	—	—	(3,802,585)	(3,802,623)
Share-based compensation	—	—	452,046	—	—	452,046
Foreign currency translation	—	—	—	(58,925)		(58,925)
Net loss	—	—	—	—	(13,088,717)	(13,088,717)

Balance, December 31, 2022	19,782,747	$1,978	$17,219,593	$29,518	$(25,345,566)	$(8,094,477)
Issuance of common stock under White Lion Purchase Agreement as a financing fee	412,763	41	249,959	—	—	250,000
Issuance of common stock under White Lion Purchase Agreement	729,000	73	105,244	—	—	105,317
Issuance of common stock upon exercise of April 2023 Convertible Note Warrants	1,708,333	171	1,786,397	—	—	1,786,568
Issuance of common stock upon exercise of PIPE Warrants	492,045	49	4,871	—	—	4,920
Reclassification of April 2023 Convertible Note Warrants from Liability to Equity	—	—	65,469	—	—	65,469
Capital Contribution from Extinguishment of Ignyte Sponsor Promissory Note	—	—	211,643	—	—	211,643
Share-based compensation	—	—	275,418	—	—	275,418
Foreign currency translation	—	—	—	64,110	—	64,110
Net loss	—	—	—	—	(12,825,917)	(12,825,917)

Balance, December 31, 2023	23,124,888	$2,312	$19,918,594	$93,628	$(38,171,483)	$(18,156,949)

See accompanying notes to consolidated financial statements.

PEAK BIO

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2023	2022
Cash flows from operating activities
Net loss	$(12,825,917)	$(13,088,717)
Adjustment to reconcile net loss to net cash used in operating activities
Share-based compensation	275,418	560,060
Depreciation	144,045	151,873
Impairment loss on operating right-of-use-asset	3,513,999	—
Loss on disposal of equipment	79,495	—
Loss on extinguishment of debt	15,490	467,073
Amortization of right-of-use lease asset	167,073	634,611
Issuance of shares for financing fee	250,000	250,000
Change in fair value of convertible notes payable	—	1,186,800
Change in fair value of warrant liability	(2,100,123)	75,000
Change in fair value of derivative liability	(837,146)	(92,110)
Accretion of discount on convertible notes payable	2,511,296	—
Accretion of the operating lease liability	388,501	—
Changes in operating assets and liabilities
Prepaid expenses and other current assets	569,403	(698,741)
Other noncurrent assets	(7,700)	—
Accounts payable	2,234,921	816,037
Accrued expenses and other current liabilities	1,600,486	1,771,097
Operating lease liability	(177,111)	(87,838)
Other noncurrent liabilities	(560,150)	569,230

Net cash used in operating activities	(4,758,020)	(7,485,625)

Cash flows from investing activities
Purchase of property and equipment	—	(142,249)

Net cash used in investing activities	—	(142,249)

Cash flows from financing activities
Proceeds from issuance of common shares	105,317	5,177,163
Proceeds from exercise of warrants	1,029,920	—
Proceeds from issuance of April 2023 Convertible Notes, net of debt issuance costs	2,069,231	—
Proceeds from issuance of December 2023 Convertible Notes, net of debt issuance costs	1,416,400	—
Repayment of Insurance Financing Note	(921,576)	—
Proceeds from Insurance Financing Note	631,993	—
Repayment of Promissory Note	(300,000)	—
Proceeds from completion of Ignyte business combination	—	3,910,375
Settlement of Forward Share Purchase Agreement	—	(3,802,623)
Proceeds from net shareholder contributions	—	1,250,298
Proceeds from 2022 Pre-Business Combination Convertible Notes	—	1,250,000
Proceeds from Director Loans	—	500,000
Proceeds from (repayment of) Founder Loans	250,000	(150,000)

Net cash provided by financing activities	4,281,285	8,135,213

Net (decrease) increase in cash	(476,735)	507,339
Effect of exchange rate changes on cash	23,793	(55,225)
Cash and restricted cash, beginning of year	894,591	442,477

Cash and restricted cash, end of year	$441,649	$894,591

Components of cash, cash equivalents and restricted cash
Cash	381,649	654,892
Restricted cash	60,000	239,699

Total cash, cash equivalents and restricted cash	441,649	894,591

Supplemental disclosures of non-cash financing activities:
Cash paid for interest	$—	$—

Cash paid for taxes	$—	$8,844

Non-cash investing and financing activities:
Exchange of related party loans for convertible notes, related party	$1,130,775	$—

Fair value of warrants exercised and reclassified to additional paid in capital	$761,568	$—

Fair value of warrants reclassified to additional paid in capital	$65,469	$—

Capital Contribution from Extinguishment of Ignyte Sponsor Promissory Note	$211,643	$—

Purchase of property and equipment included in accounts payable	$—	$33,060

Warrant liability assumed in Business Combination	$—	$450,000

Related party loans assumed in Business Combination	$—	$211,953

Convertible notes payable and derivative liability assumed in Business Combination	$—	$1,512,500

Related party loan entered into for settlement of accrued expenses	$—	$400,000

Shares issued for settlement of related party loan and accrued interest	$—	$502,740

Financing received for annual insurance policy	$—	$921,576

Shares issued for settlement of convertible notes payable and accrued interest	$—	$1,263,099

Operating lease liabilities arising from obtaining right-of-use assets	$—	$4,189,492

See accompanying notes to consolidated financial statements.

PEAK BIO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of the Business

Peak Bio, Inc., together with its fully-owned subsidiaries, Peak Bio Co. Ltd (“Peak Bio Ltd”) and Peak Bio CA, Inc. (the “Company” or “Peak Bio”), is a clinical-stage biotechnology company focused on discovering, developing and delivering innovative therapies for multiple therapeutic areas. The Company has established a portfolio of potential therapies focused on cancer and immunological diseases. The Company’s pipeline includes the PH-1 ADC Platform for oncology, PHP-303 program for genetic disease, liver disease and inflammation, specifically for Alpha-1 antitrypsin deficiency (AATD) and acute respiratory distress syndrome (ARDS) including COVID-19. Prior to March 1, 2022 (see below), the Company operated as pH Pharma Ltd, a Korean company.

Spin-Off

On March 1, 2022, pH Pharma Ltd completed the spin-off of certain assets and liabilities into a newly formed entity, pH Pharma Co., Ltd, except for the assets and liabilities related to PHP-303 and PH-1 ADC Platform programs, and changed its name to Peak Bio Co., Ltd. (the “Spin-Off”). The Spin-Off resulted in Peak Bio Co., Ltd. retaining 17,162,742 shares of common stock, which has been retroactively presented as of the beginning of the earliest period presented.

Ignyte Acquisition Corp (Ignyte)

On November 1, 2022 (the “Closing Date”), the Company completed the transactions contemplated by the certain business combination agreement, dated as of April 28, 2022 (the “Business Combination Agreement”), by and among Ignyte Acquisition Corp. (“Ignyte”), a public company, Ignyte Korea Co., Ltd., a corporation organized under the laws of the Republic of Korea (“Korean Sub”), and Peak Bio Co., Ltd (“Ignyte Business Combination”). At the closing of the Ignyte Business Combination, the stockholders of Peak Bio Ltd transferred their common stock shares to Korean Sub in exchange for shares of Ignyte common stock held by Korean Sub, which Korean Sub received in exchange for the shares of Peak Bio Ltd common stock from Ignyte (the “Share Swap”). Upon consummation of the Share Swap, Peak Bio Ltd became a direct wholly owned subsidiary of Ignyte. At the Closing Date, Ignyte changed its name to “Peak Bio, Inc.”

At the Closing Date, each common stock share of Peak Bio Ltd was converted into 2.0719 Ignyte common stock shares (the “Ignyte Exchange Ratio”). Each option of Peak Bio Ltd that was outstanding and unexercised immediately prior to the Ignyte Business Combination was assumed by Ignyte and converted into an option to acquire shares of common stock of Ignyte, as adjusted for the Ignyte Exchange Ratio.

At the Closing Date, a purchaser (the “Original Subscriber”) purchased from the Company an aggregate of 50,000 shares of the Company’s common stock (the “Original PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $500,000, pursuant to a subscription agreement entered into effective as of April 28, 2020 (the “Original Subscription Agreement”).

At the Closing Date, certain additional purchasers (each, a “New Subscriber”) purchased from the Company an aggregate of (i) 302,500 shares of the Company’s common stock (the “New PIPE Shares”) and (ii) 281,325 warrants (the “PIPE Financing Warrants”) to purchase shares of Ignyte common stock, at an exercise price of $0.01 per share, for a purchase price of $10.00 per share for an aggregate purchase price of $3,025,000, pursuant to separate subscription agreements entered into effective as of October 31, 2022 (each a “New Subscription Agreement”).

Finally, at the Closing Date, certain Peak Bio Ltd.’s lenders received from the Company an aggregate of (i) 176,579 shares of Ignyte common stock and (ii) 164,220 warrants (together with the PIPE Financing Warrants, the “PIPE Warrants”) to purchase shares of Ignyte common stock, at an exercise price of $0.01 per share, in settlement of the 2022 Pre-Business Combination Promissory Notes and the loan from a director nominee (see Note 10).The PIPE Warrants were on substantially same terms as the Public Warrants (as described in Note 11), except that the PIPE Warrants were not redeemable, and were exercisable for one year with an expiration date of November 1, 2023. The PIPE warrants were exercised on November 1, 2023 (see Note 11).

Akari Merger Agreement

On March 4, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Akari Therapeutics, Plc, a public company limited by shares incorporated in England and Wales (“Akari”), and Pegasus Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Akari (“Merger Sub”), pursuant to which, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Akari.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of the Company’s Common Stock will be converted into the right to receive Akari American Depositary Shares (“Akari ADSs”) representing a number of Akari ordinary shares, par value $0.0001 per share (the “Akari Ordinary Shares”), equal to an exchange ratio calculated in accordance with the Merger Agreement (the “Exchange Ratio”), each such share duly and validly issued against the deposit of the requisite number of Akari Ordinary Shares in accordance with the Deposit Agreement (as defined in the Merger Agreement). The Exchange Ratio will be calculated such that the total number of shares of Akari ADSs to be issued as merger consideration for the Company’s Common Stock will be expected to be, upon issuance, approximately 50% of the outstanding shares of Akari ADSs (provided, certain adjustments to this ratio will be made in respect of the net cash, as determined in accordance with the Merger Agreement, of each of Peak Bio and Akari at the close of business one business day prior to the anticipated consummation of the Merger).

At the Effective Time, each warrant and option to purchase capital stock of the Company (“Peak Warrant”) outstanding immediately prior to the Effective Time will be exchanged for a warrant or option to purchase a number of Akari ordinary shares or Akari ADSs, as determined by Akari, based on the Exchange Ratio.

To date, the Akari merger has not been consummated.

Voting Agreements

Concurrently with the Merger Agreement, the Company and Akari entered into voting and support agreements (the “Voting Agreements”) with certain stockholders of the Company (the “Peak Stockholders”) and certain shareholders of Akari (the “Akari Shareholders” and, together with the Peak Stockholders, the “Supporting Holders”). The Supporting Holders have agreed to, among other things, vote their shares in favor of the Merger Agreement and the Merger or the issuance of Akari Ordinary Shares in connection therewith, as applicable, in accordance with the recommendation of the respective boards of directors of Peak Bio and Akari.

Risks and Uncertainties

The Company is subject to a number of risks similar to other companies in its industry, including competition from larger pharmaceutical and biotechnology companies, delays in research and development activities due to lack of financial resources and dependence on key personnel.

Results of operations may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond the Company’s control. The Company’s business could be impacted by, among other things, downturns in the financial markets or in economic conditions, inflation, increases in interest rates, and geopolitical instability, such as the military conflicts in Ukraine and the Israel-Hamas war. While the Company has not been impacted by the abovementioned risks and uncertainties to date, the Company cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact the Company’s business.

Going Concern

The Company incurred significant net losses since inception, including net losses of $12.8 million and $13.1 million for the years ended December 31, 2023 and 2022, respectively. Since the beginning of 2024, the Company raised aggregate gross proceeds of approximately $0.7 million from the continued issuances of December 2023 Convertible Notes (see Note 10), $0.75 million from the issuance of secured note (see Note 15) and $3.5 million from the issuance of May 2024 Convertible Notes (see Note 15). The Company expects to incur significant expenses and operating losses for the foreseeable future as it continues its efforts to identify product candidates and seek regulatory approvals within its portfolio.

The Company will need additional financing to fund its ongoing activities and to close the Merger with Akari. The Company may raise this additional funding through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions and funding under government contracts.

On November 1, 2022, the Company received written notice (the “Notice”) from the Staff of the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) stating that the Staff determined that the Company had not complied with the listing requirements because (i) the Company had not demonstrated that its common stock complied with the minimum 1,000,000 unrestricted publicly held shares requirement. The Company requested, and received, a hearing with the Hearings Panel (the “Panel”) on December 8, 2022 to appeal Nasdaq’s determination, which request stayed the suspension of the Company’s common stock and warrants and the filing by Nasdaq of a Form 25-NSE pending the Panel’s decision.

On January 6, 2023, the Company received the determination letter (the “Determination Letter”) from the Panel to delist the Company’s common stock and warrants from Nasdaq. Nasdaq suspended trading in Company’s common stock and warrants effective at the open of business on January 10, 2023. Upon suspension from Nasdaq, the Company’s securities began trading on the OTC Markets’ “OTC Pink Market” tier.

The Company may be unable to raise additional funds or enter into other arrangements when needed on favorable terms, or at all. There can be no assurances that other sources of financing will be available. Due to these uncertainties, there is substantial doubt about the Company’s ability to continue as a going concern.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or classification of liabilities that might result from the outcome of the uncertainties discussed above.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include but are not limited to fair value of the Company’s stock, stock-based compensation expense, warrant liability, derivative liability, and discount rates used to establish operating lease liability. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Actual results could differ from those estimates.

Basis of Presentation Prior to Spin-Off

The financial results prior to the Spin-Off, were extracted from the accounting records of pH Pharma Ltd. on a carve-out basis. The historical results of operations, financial position, and cash flows may not be indicative of what such results of operations, financial position, and cash flows would have been had the Company been a separate standalone entity, nor are they indicative of what the results of operations, financial position and cash flows may be in the future.

The carve-out financial position and results reflect assets, liabilities, revenue, and expenses that are directly attributable to the Company, including the assets, liabilities, revenue and expenses of the PHP-303 and PH-1 ADC Platform programs. The majority of the Company’s operating expenses related to research and development (“R&D”). R&D expenses directly related to the Company were entirely attributed to the Company in the carve-out consolidated financial statements. R&D salaries, wages and benefits were allocated to the Company using methodologies based on the proportionate share of R&D expenses for the PHP-303 and PH-1 ADC Platform programs compared to the R&D expenses for pH Pharma Ltd as a whole prior to the Spin-Off. The Company was also receiving services and support from other functions of pH Pharma Ltd. The Company’s operations were dependent upon the ability of these other functions to provide these services and support. The costs associated with these services and support were allocated to the Company using methodologies based on the proportionate share of R&D expenses for the PHP-303 and PH-1 ADC Platform programs compared to the total R&D expenses and certain administrative expenses for pH Pharma Ltd as a whole. These allocated costs were primarily related to corporate administrative expenses, non-R&D employee related costs, including salaries and other benefits, for corporate and shared employees, and other expenses for shared assets for the following functional groups: information technology, legal, accounting and finance, human resources, facilities, and other corporate and infrastructural services. These allocated costs were primarily recorded as R&D expenses and general and administrative (“G&A”) expenses in the statements of operations and comprehensive loss.

The assets and liabilities excluded from the accompanying carve-out consolidated financial statements consist of:

•

Cash provided by pH Pharma Ltd to fund operations. pH Pharma Ltd used a centralized approach to cash management and financing of its operations. Accordingly, only the cash and restricted cash residing in pH Pharma, Inc., a 100% owned U.S. subsidiary of pH Pharma Ltd, has been reflected in the carve-out consolidated financial statements.

•

Other assets and liabilities at pH Pharma Ltd which are not directly related to, or are not specifically owned by, or are not commitments, of the Company, including fixed assets and leases shared by the Company with other businesses of pH Pharma Ltd.

The Company believes the assumptions and allocations underlying the carve-out financial statements were reasonable and appropriate under the circumstances.

The following activity was extracted from the accounting records of pH Pharma Ltd. on a carve-out basis for the period from January 1, 2022 to March 1, 2022:

Year Ended December 31,
2022
Corporate allocations
Research and development	$482,160
Selling, general and administrative	72,345
Accounts payable and general financing activities	809,469

Net increase in contributions from member	$1,363,974

Accounting for Ignyte Business Combination

The Ignyte Business Combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Ignyte is treated as the “acquired” company and Peak Bio Ltd is treated as the acquirer for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Peak Bio Ltd issuing stock for the net assets of Ignyte, accompanied by a recapitalization. The net assets of Ignyte were stated at historical cost, with no goodwill or other intangible assets recorded. Peak Bio Ltd was determined to be the accounting acquirer based on the following predominant factors:

•	Peak Bio’s shareholders have the largest portion of voting rights in the Company;

•	the Board and Management are primarily composed of individuals associated with Peak Bio;

•	the operations of Peak Bio comprise the ongoing operations of the Company.

The consolidated assets, liabilities and results of operations prior to the Ignyte Business Combination are those of Peak Bio Ltd. At the closing date, and subject to the terms and conditions of the Business Combination Agreement, each share of Peak Bio Ltd.’s common stock, par value $0.0001 per share, was converted into Ignyte common stock equal to 2.0719 (the “Exchange Ratio”). The shares and corresponding capital amounts and losses per share prior to the Business Combination have been retroactively restated to reflect the effect of the conversion based on the Exchange Ratio.

The following table details the number of outstanding shares of common stock of the combined Company immediately following the consummation of the Ignyte Business Combination:

Shares
Common stock redeemable and outstanding prior to business combination on September 30, 2022	5,750,000
Less: redemption of Ignyte shares	(5,159,287)

Common stock of Ignyte	590,713
Ignyte founder shares	1,537,500
Shares issued for services and debt settlement	106,150

Total Ignyte shares	2,234,363
Peak Bio shareholders	17,295,044

Total shares of common stock immediately after business combination on November 1, 2022	19,529,407

The following table provided the detail of the proceeds from completion of Ignyte business combination in the consolidated statement of cash flows for the year ended December 31, 2022:

Recapitalization
Cash - Ignyte trust and cash, net of redemptions and PIPE proceeds	$13,766
Plus: restricted cash - Forward Share Purchase Agreement	4,551,750
Less: cash transaction costs allocated to the Company’s equity	(655,141)

Total	$3,910,375

The following table reconciles the elements of the Business Combination to the consolidated statement of changes in stockholders’ deficit for the year ended December 31, 2022:

Recapitalization
Cash - Ignyte trust and cash, net of redemptions and PIPE proceeds	$13,766
Plus: restricted cash - Forward Share Purchase Agreement	4,551,750
Less: fair value of private warrants	(450,000)
Less: derivative liability on Forward Share Purchase Agreement	(80,110)
Less: transaction costs allocated to the Company’s equity	(3,907,245)

Total	$128,161

The following table details the allocated assets acquired and liabilities assumed from Ignyte at the Closing Date:

Assets Acquired
Cash - Ignyte trust and cash, net of redemptions	$3,538,766
Plus: restricted cash - Forward Share Purchase Agreement	4,551,750
Other assets	692,487

Assets acquired	8,783,003

Liabilities Assumed
Fair value of private warrants	450,000
Derivative liability on Forward Share Purchase Agreement	80,110
Other liabilities and accrued expenses	3,944,592

Liabilities assumed	4,474,702

Net assets acquired	$4,308,301

Segment Information

Operating and reportable segments (referred to as “segments”) reflect the way the Company is managed and for which separate financial information is available and evaluated regularly by the Company’s chief operating decision maker (“CODM”) in deciding how to allocate resources and assess performance. Our chief executive officer, who is our CODM, views the Company’s operations and manages its business in one operating segment, focused on the discovery and development of innovative therapies for multiple therapeutic areas.

Fair Value Measurements

The Company records certain liability balances under the fair value measurements as defined by the FASB guidance. Current FASB fair value guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, current FASB guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions that market participants would use in pricing assets or liabilities (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at measurement date.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Restricted Cash

Restricted cash included $60,000, as of December 31, 2023 and 2022, in a restricted bank account established to secure the Company’s credit cards.

Restricted cash included approximately $177,000, as of December 31, 2022, deposited to secure a letter of credit in the same amount, established in lieu of a lease deposit for the Palo Alto Lease (Note 7). This secured lease deposit was applied against unpaid lease payments due during the year ended December 31, 2023.

Currency and currency translation

The consolidated financial statements are presented in U.S. dollars, the Company’s reporting currency. The functional currency of Peak Bio CA, Inc. is the U.S. dollar. The functional currency of Peak Bio Co., Ltd is the Korean Won. Adjustments that arise from exchange rate changes on transactions of each group entity denominated in a currency other than the functional currency are included in other income and expense in the consolidated statements of operations. Assets and liabilities of Peak Bio Co., Ltd are recorded in their Korean Won functional currency and translated into the U.S. dollar reporting currency of the Company at the exchange rate on the balance sheet date. Revenue, when recorded, and expenses of Peak Bio Co., Ltd are recorded in their Korean Won functional currency and translated into the U.S. dollar reporting currency of the Company at the average exchange rate prevailing during the reporting period. Resulting translation adjustments are recorded to other comprehensive income (loss).

Concentration of credit risk

The Company maintains its cash balances in the form of business checking accounts and money market accounts in the U.S., the balances of which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation (“FDIC”) insurance coverage limit is $250,000 per depositor, per FDIC-insured bank, per ownership category. Exposure to credit risk is reduced by placing such deposits in high credit quality federally insured financial institutions. Although the Company currently believes that the financial institutions with whom it does business will be able to fulfill their commitments to the Company, there is no assurance that those institutions will be able to continue to do so. The Company has not experienced any credit losses associated with its balances in such accounts for the years ended December 31, 2023 and 2022.

Prepaid expenses and Other Current Assets

Prepaid expenses and other current assets includes other receivables. Other receivables are presented net of an allowance for credit losses, which is an estimate of amounts that may not be collectible. The Company performs ongoing credit evaluations of its counter parties and monitors economic conditions to identify facts and circumstances that may indicate its receivables are at risk of collection.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated over the estimated useful lives of the respective assets, which range from two to five years, or the lesser of the related initial term of the lease or useful life for leasehold improvements.

The initial cost of property and equipment consists of its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance, are charged to expense in the period in which the costs are incurred. Major replacements, improvements, and additions are capitalized in accordance with Company policy.

Impairment of Long-lived Assets

Long-lived assets consist primarily of property and equipment, and operating right-of-use assets. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset is not recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the assets. Fair value would be assessed using discounted cash flows or other appropriate measures of fair value. The Company recognized an impairment loss on its operating right-of-use assets, totaling $3,513,999 during the year ended December 31, 2023 (see Note 7). No impairment losses were recognized during the year ended December 31, 2022.

Derivative Instruments

The Company issued warrants to its investors and accounts for warrant instruments as either equity-classified or liability-classified instruments based on an assessment of the specific terms of the warrants and applicable authoritative guidance in ASC 480 and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”), meet the definition of a liability pursuant to ASC 480, and meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own stock and whether the holders of the warrants could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification.

The Key Company Stockholder Forward Purchase Liability entered into on April 28, 2022 resulted in the Company holding a put option on shares to be purchased. The Forward Share Purchase Agreement entered into on October 22, 2022 resulted in the Company holding a put option on shares to be purchased. The White Lion Purchase Agreement includes an embedded put option and an embedded forward option (see Note 11). Pursuant to ASC 815, these instruments meet the definition of a derivative and accordingly were recognized at fair value and are remeasured at fair value at each period end.

Grant Revenue

The Company’s grant revenues are derived from research programs with the Department of Defense, US Army Medical Research Acquisition Activity for work on a COVID-19 therapeutic.

Grants awarded to the Company for research and development by government entities are outside the scope of the contracts with customers and contributions guidance. This is because these granting entities are not considered to be customers and are not receiving reciprocal value for their grant support provided to the Company. These grants provide the Company with payments for certain types of expenditures in return for research and development activities over a contractually defined period.

The Company recognizes grant revenue based on the reimbursable costs that are incurred due the period, up to pre-approved award limits. The expenses associated with these reimbursements are reflected as a component of research and development expense in the accompanying consolidated statements of operations and comprehensive loss. For the years ended December 31, 2023 and 2022, the Company recognized grant revenue of approximately $0.4 million and $0.6 million, respectively.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses consist primarily of costs related to personnel, including salaries and other personnel related expenses, contract manufacturing and supply, consulting fees, and the cost of facilities and support services used in drug development. Assets acquired that are used for research and development and have no future alternative use are expensed as in-process research and development.

General and Administrative Costs

General and administrative expenses consist primarily of salaries and related benefits, including stock-based compensation, related to our executive, finance, business development, legal, human resources and support functions. Other general and administrative expenses include professional fees for auditing, tax, consulting and patent-related services, rent and utilities and insurance.

Share-based Compensation

The Company accounts for stock option awards in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”). The estimated grant date fair value of the stock option awards are recognized as compensation expense over the requisite service period of the awards (usually the vesting period) on a straight-line basis The Company estimates the fair value of each stock-based award on the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model incorporates various assumptions, such as the value of the underlying common stock, the risk-free interest rate, expected volatility, expected dividend yield, and expected life of the options. Expected volatility is based on the historical volatility of a publicly traded set of peer companies. The Company’s historical share option exercise experience does not provide a reasonable basis upon which to estimate an expected term because of a lack of sufficient data. Therefore, the Company estimates the expected term by using the simplified method, which calculates the expected term as the average of the time-to-vesting and the contractual life of the options. The risk-free interest rate is based on U.S. Treasury, zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant (or modification, as applicable). Equity-based compensation expense is classified in the statements of operations in the same manner in which the award recipients’ payroll costs or service payments are classified. Forfeitures are recognized as a reduction of stock-based compensation expense as they occur.

The following weighted average assumptions were used in determining the fair value of stock options modified during the year ended December 31, 2023:

Year Ended December 31,
2023
Expected volatility	79.3%
Risk-free interest rate	4.66%
Expected term (in years)	1.0
Expected dividend yield	0%

The following weighted average assumptions were used in determining the fair value of stock options during the year ended December 31, 2022:

Year Ended December 31,
2022
Expected volatility	75.1%
Risk-free interest rate	1.81%
Expected term (in years)	7.0
Expected dividend yield	0%

Other Income

Other income consists primarily of funds related to shared research evaluation costs and employee retention tax credits received during the year ended December 31, 2023 and 2022.

Net Loss Per Share

The Company computes basic net loss per share attributable to common stockholders by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, without consideration for potentially dilutive securities.

The Company computes diluted net loss per share after giving consideration to all potentially dilutive common shares resulting from the exercise of options and warrants and the conversion of convertible notes, outstanding during the period determined using the treasury-stock and if-converted methods, as applicable, except where the effect of including such securities would be antidilutive.

The December 2023 Convertible Notes (see Note 10) are contingently convertible notes and are not included for purposes of calculating the number of diluted shares outstanding as the number of dilutive shares is based on a non-market based conversion contingency that had not been met, and the contingency was not resolved, in the reporting periods presented herein.

For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding as inclusion of the potentially dilutive securities would be antidilutive.

The following table sets forth the potentially dilutive securities that have been excluded from the calculation of diluted net loss per share because to include them would be anti-dilutive (in common stock equivalent shares):

	December 31,
	2023	2022
Common stock options	1,698,754	1,750,967
Common stock warrants	9,419,352	5,867,045
April 2023 Convertible Notes convertible into common stock	5,493,515	—

Income Taxes

Deferred income taxes reflect future tax effects of temporary differences between the tax and financial reporting basis of the Company’s assets and liabilities measured using enacted tax laws and statutory tax rates applicable to the periods when the temporary differences will affect taxable income. When necessary, deferred tax assets are reduced by a valuation allowance, to reflect realizable value, and all deferred tax balances are reported as long-term on the balance sheet. Accruals are maintained for uncertain tax positions, as necessary.

The Company uses a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. The Company has elected to treat interest and penalties related to income taxes, to the extent they arise, as a component of income taxes.

The Company recognizes the tax benefits of uncertain tax positions only when the positions are “more likely than not” to be sustained assuming examination by tax authorities and determined to be attributed to the Company. The determination of attribution, if any, applies for each jurisdiction where the Company is subject to income taxes on the basis of laws and regulations of the jurisdiction. The application of laws and regulations is subject to legal and factual interpretation, judgment, and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations, and court rulings. Therefore, the actual liability of the various jurisdictions may be materially different from management’s estimate. As of December 31, 2023, and 2022 the Company has not recorded any amounts related to uncertain tax positions. The Company has no accruals for interest or penalties related to income tax matters. Tax years subsequent to 2020 remain open to examination by federal and state tax authorities.

Leases

The Company accounts for leases in accordance with ASC Topic 842, Leases (“ASC 842”). The Company determines the initial classification and measurement of its right-of-use assets and lease liabilities at the lease commencement date and, if modified, on the date of modification. The lease term includes any renewal options and termination options that the Company is reasonably certain to exercise. The present value of lease payments is determined by using the incremental borrowing rate determined by using the rate of interest that the Company would pay to borrow on a collateralized basis an amount equal to the lease payments for a similar term and in a similar economic environment.

Rent expense is recognized on a straight-line basis, over the reasonably assured lease term based on total lease payments and is included in operating expenses in the consolidated statements of operations and comprehensive loss.

The Company has elected the practical expedient to not separate lease and non-lease components. The Company has also elected not to record on the consolidated balance sheets a lease for which the term is 12 months or less and does not include a purchase option that the Company is reasonably certain to exercise.

Recently Adopted Accounting Standards

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires measurement and recognition of expected credit losses for financial assets. In April 2019, the FASB issued clarification to ASU 2016-13 within ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, or ASU 2016-13. The guidance is effective for fiscal years beginning after December 15, 2022. The adoption of ASU No. 2016-13 on January 1, 2023 did not have a material effect on the Company’s consolidated financial statements.

Recently Issued Accounting Standards

In August 2020, the FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies the accounting for convertible instruments by removing major separation models required under current U.S. GAAP. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for such exception and simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for public business entities that meet the definition of a SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company adopted ASU 2020-06 on January 1, 2024 and the adoption did not have a material effect on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The amendments are effective for all public entities for fiscal years beginning after December 15, 2024. Early adoption is permitted and should be applied either prospectively or retrospectively. The Company plans to adopt ASU 2023-09 and related updates on January 1, 2025. The Company is currently evaluating the impact that the updated standard will have on its financial statement disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures. This ASU modified the disclosure and presentation requirements primarily through enhanced disclosures of significant segment expenses and clarified that single reportable segment entities must apply Topic 280 in its entirety. This guidance is effective for the Company for the year beginning January 1, 2024, with early adoption permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statement. The Company adopted ASU 2023-07 on January 1, 2024 and the adoption did not have a material effect on the Company’s consolidated financial statements.

3. Assets

Prepaid and other current assets

Prepaid and other current assets consist of the following:

	December 31,
	2023	2022
Prepaid expenses	$1,917,266	$2,317,925
Other receivables	75,192	244,976

Prepaid and other current assets	$1,992,458	$2,562,901

Property and Equipment

Property and equipment consist of the following:

	December 31,
	2023	2022
Lab equipment	$682,209	$682,209
Leasehold improvements	41,578	41,578
Computer and office equipment	25,380	120,774
Computer software	3,725	3,725

Gross property and equipment	$752,892	$848,286
Less: accumulated depreciation	(599,784)	(471,638)

Net property and equipment	$153,108	$376,648

Depreciation expense was $144,045 and $151,873 for the years ended December 31, 2023 and 2022, respectively.

4. Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2023	2022
Professional Fees	$43,552	$608,846
Accrued compensation	3,322,454	1,364,142
Other	210,762	65,303

Total accrued expenses	$3,576,768	$2,038,291

During the year ended December 31, 2023, the Company recorded a liability of $3,038,399 for unpaid compensation due to current and former directors and officers, of which $2,807,749 is included in accrued expenses and $230,650 is included in other noncurrent liabilities.

During the year ended December 31, 2022, the Company recorded a liability of $1,885,843 for unpaid compensation due to current and former directors and officers, of which $1,095,043 is included in accrued expenses and $790,800 is included in other noncurrent liabilities.

Other noncurrent liabilities of $790,800, as noted above, solely related to the founder and director’s employment contract dated January 2022 for forwent salary that is repayable over four years. Amounts repayable within one year are classified as accrued expenses and amounts repayable in more than one year are recognized as noncurrent liabilities. During the year ended December 31, 2023, $560,150 was reclassified from other noncurrent liabilities to accrued expenses.

5.	Share-Based Compensation

Prior to the Spin-Off, the pH Pharma Ltd Stock Option Plan (the “Plan”) provided for the granting of stock options to purchase common stock in pH Pharma Ltd to employees, directors, advisors, and consultants at a price to be determined by pH Pharma Ltd’ Board of Directors. The Plan was intended to encourage ownership of stock by employees and consultants of the Company and to provide additional incentives for them to promote the success of pH Pharma Ltd’ business. Under the provisions of the Plan, stock options would generally have a term of 7 years. Stock options granted pursuant to the Plan generally vested on the second-year anniversary date of grant and could be exercised in whole or in part for 100% of the shares vested at any time after the date of grant.

As a result of the Spin-Off completed on March 1, 2022, 1,762,667 options of pH Pharma Ltd shares were exchanged into the same number of the options in the Company’s 2022 Long Term Incentive Plan. The terms of the options remained unchanged. This exchange did not result in an incremental stock-based compensation expense.

As of December 31, 2023, there were 2,994,226 number of shares available to grant under the 2022 Long Term Incentive Plan.

The following table summarizes the stock option activity:

	Number of Options	Weighted- average exercise price per share	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at December 31, 2022	1,750,967	$5.36	2.9	$486,097
Granted	—	$—
Cancelled/Forfeited	(52,213)	$8.05
Exercised	—	$—

Outstanding at December 31, 2023	1,698,754	$5.28	1.9	$—
Exercisable at December 31, 2023	1,525,334	$4.97	1.6	$—

In February 2023, the Company extended the term of 335,646 outstanding options to allow the exercise of these options for an additional one year period. As a result, the Company recorded an expense of $16,782 included in general and administrative expenses during the year ended December 31, 2023.

For the years ended December 31, 2023 and 2022, the share-based compensation expense was $275,418 and $560,060, respectively. As of December 31, 2023, there was $0.03 million of unrecognized compensation cost related to unvested stock-based compensation arrangements that is expected to be recognized over a weighted average period of 0.07 years.

The following table summarizes information related to share-based compensation expense recognized in the statements of operations and comprehensive loss related to the equity awards:

	Year Ended December 31,
	2023	2022
Research and development	$95,938	$380,631
General and administrative	179,480	179,429

Total equity-based compensation	$275,418	$560,060

6.	Related Party Transactions and Shared Service Costs

At the date of the Spin-Off, the Company and pH Pharma Co., Ltd entered into an administrative services and facilities agreement whereby pH Pharma Co., Ltd would perform services, functions and responsibilities for the Company. Under the agreement, the Company paid pH Pharma Co., Ltd $100,000 per month through August 30, 2022 and $15,000 per month from September 1, 2022 through February 28, 2023 based on the estimated value of the level of service to be performed. Additionally, the Company reimbursed pH Pharma Co., Ltd $3,000 per month in lease payments from the date of the Spin-Off through February 28, 2023. At December 31, 2023 and 2022, the amounts payable to pH Pharma Co., Ltd under this agreement totaled $309,534 and $426,673, respectively, included in accounts payable in the consolidated balance sheets. On January 31, 2024, the Company and pH Pharma Co., Ltd entered into a settlement agreement, settled the outstanding debt for a one-time payment of $85,000, resulting in a gain on debt extinguishment of $207,967, recognized during January 2024, and terminated the administrative services and facilities agreement.

7.	Leases

The Company had a lease for laboratory and office facilities in Palo Alto, California (the “Palo Alto Lease”). The Palo Alto Lease was entered into in October 2021 and expires in April 2027, with a five-year renewal option. Base rent for this lease is approximately $89,000 monthly with annual escalations of 3%. Pursuant to the terms of the lease, the Company received from the lessor approximately $300,000 for tenant improvements. The Company is required to repay this amount over the remaining term of the lease with 7% interest. The Company has applied the guidance in ASC 842 and has determined that this lease should be classified as an operating lease.

In March 2023, the Company vacated, and returned possession of, the premises to the lessor. The Company is still responsible for the outstanding payments under the lease. As a result, the Company recognized an impairment loss of $3,513,999 on its operating right-of-use asset during the year ended December 31, 2023.

As of December 31, 2023, the Palo Alto Lease is in default and the operating lease liability of $4,439,235 is due on demand.

Rent expense, including an allocation of costs from pH Pharma Ltd and leases subject to the short-term lease exception, for the years ended December 31, 2023 and 2022 was $0.6 million and $0.9 million, respectively.

Quantitative information regarding the Company’s operating lease in Palo Alto for the year ended December 31, 2023 and 2022 is as follows:

	Year Ended December 31,
	2023	2022
Operating cash flows paid for amounts included in the measurement of lease liabilities	$177,111	$786,563
Operating lease liabilities arising from obtaining right of use assets	$—	$4,189,492
Weighted-average remaining lease terms (years)	1.0	4.3
Weighted-average discount rate	10.0%	10.0%

8.	Commitments and Contingencies

Bayer Acquisition Agreement

In March 2017, the Company entered into an assignment, license, development and commercialization agreement (the “Bayer Acquisition Agreement”) with Bayer, to acquire from Bayer all right, title and interest in and to PHP-303, including each and every invention and any priority rights relating to its patents.

Under the Bayer Acquisition Agreement, the Company is committed to pay certain development and regulatory milestones up to an aggregate amount of $23,500,000 and high single digit royalties based on the sale of products developed based on the licensed compound. Royalties will be payable on a licensed product-by-licensed product and country-by-country basis until the later of ten years after the first commercial sale of such licensed product in such country and expiration of the last patent covering such licensed product in such country that would be sufficient to prevent generic entry.

Either party may terminate the Bayer Acquisition Agreement upon prior written notice for the other party’s material breach that remains uncured for a specified period of time or insolvency. Bayer agreed not to assert any Bayer intellectual property rights that were included in the scope of the Bayer Acquisition Agreement against the Company.

The Company incurred zero expenses under this agreement as no milestones have been achieved since inception, and no products were sold during the years ended December 31, 2023 and 2022.

Legal proceedings

The Company is not currently a party to any material legal proceedings. At each reporting date, the Company evaluates whether a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses the costs related to its legal proceedings as incurred.

9.	Collaborative and Licensing Agreements

Venn License Agreement

In December 2019, the Company entered into a collaboration and license agreement (the “License Agreement”) with VennDC, LLC (“Venn”) to pursue research and development of certain payload and linker technologies that are useful for the development of antibody-drug conjugates. This collaboration was expected to allow Venn to further develop and commercialize such antibody-drug conjugates developed under the collaboration. Under the collaboration agreement with Venn, the Company received a $400,000 upfront payment and was expected to be eligible to receive reimbursement of costs and expenses incurred, certain development and regulatory milestone payments, royalties and commercial milestone payments with respect to licensed products for each product. Milestone payments were expected to be payable following the achievement of certain development, regulatory and commercial milestone events in each product, up to an aggregate of $107.1 million per product. Royalty percentages in the mid-single digits were expected to be based on net sales on a product-by-product basis. The initial term of the research collaboration was expected to be three years.

In May 2022, the Venn License Agreement was terminated and the upfront payment was repaid using the proceeds from the Venn Loan (see Note 10).

For the year ended December 31, 2022, the Company did not perform any services and did not recognize any revenue and received no reimbursement of costs and expenses under the Venn License Agreement.

10.	Debt

Related Party Loans

Founder Loans

In May 2021, the Company received proceeds from a loan in the amount of approximately $750,000 from its chairman and founding chief executive officer, Dr. Hoyoung Huh. The loan, which was scheduled to mature on May 31, 2022, bore interest at a rate of 1.0% per annum. The loan could be prepaid by the Company at any time prior to maturity with no prepayment penalties.

In August 2021, the Company received proceeds from the additional loan in the amount of approximately $750,000 from its chairman and founding chief executive officer (together with the May 2021 loan, “Founder Loans”). The loan, which was scheduled to mature on July 31, 2022, bore interest at a rate of 1.0% per annum. The loan could be prepaid by the Company at any time prior to maturity with no prepayment penalties.

The Company made a $150,000 payment on the Founder Loans in December 2022. On April 28, 2023, $448,940 of the principal balance of this related party loan, and $26,830 of accrued interest, was settled through the issuance of the April 2023 Convertible Notes, related party (see below). As of December 31, 2023 and 2022, $901,060 and $1,375,000 was outstanding under this loan.

In March 2023, the Company received proceeds from an additional Founder Loans in the amount of $250,000. The loan had the maturity date of December 31, 2023 and bore interest at a rate of 5.0% per annum. The loan could be prepaid by the Company at any time prior to maturity without the consent of the lender. On April 28, 2023, this related party loan, including the accrued interest of $1,199, was settled through the issuance of the April 2023 Convertible Notes, related party (see below).

The interest expense on the Founder Loans totaled $11,757 and $22,388 for the years ended December 31, 2023 and 2022.

Venn Loan

In April 2022, the Company entered into an agreement (the “Venn Loan Agreement”) with its founder and director, Dr. Huh under which it received $400,000, used to repay the upfront payment under the Venn License Agreement (Note 9). The Venn Loan balance accrued interest at the rate of 1% per annum. The timing of the repayment was determined at the discretion of the Company’s Board of Directors. On April 28, 2023, the Venn Loan, including the accrued interest of $3,806, was settled through the issuance of the April 2023 Convertible Notes, related party (see below). The interest expense on the Venn Loan totaled $1,069 and $2,737 for the years ended December 31, 2023 and 2022.

Employee and Director Loans

In May 2022, the Company received proceeds from a loan in the amount of approximately $23,000 from an employee of the Company to settle certain payables of the Company. The loan accrued interest at 4% per annum and totaled $516. The loan and accrued interest was repaid in December 2022. The interest expense on the loan totaled $0 and $516 for the years ended December 31, 2023 and 2022.

In September 2022, the Company received proceeds from a loan in the amount of $500,000 from one of its director nominees. The loan matured on the second anniversary and bore the interest at a rate of 5.0% per annum. At the closing date of the Ignyte Business Combination, the outstanding principal and accrued interest under the loan was converted into 50,273 shares of common stock at a price of $10.00 per share and the holder also received 46,754 PIPE Warrants. The conversion resulted in a loss on debt extinguishment of $467,073 during the year ended December 31, 2022.

Ignyte Sponsor Promissory Note

In November 2022, upon consummation of the Business Combination, the Company assumed the promissory note of $211,643 from Ignyte Sponsor LLC. The note was payable upon consummation of the Business Combination and accrued no interest. In May 2023, the promissory note was cancelled and forgiven and the Company recognized the extinguishment as $211,643 capital contribution from a related party.

2022 Pre-Business Combination Convertible Notes

From July through September 2022, the Company received proceeds from loans in the amount of $1,250,000 from several third-party lenders (the “2022 Pre-Business Combination Convertible Notes”). The loans mature on the second anniversary and bear interest at a rate of 5.0% per annum. The principal and interest of the 2022 Pre-Business Combination Convertible Notes were convertible into shares of common stock at the consummation of the Ignyte Business Combination at the conversion rate equal to the fair market value. In addition, the holders were to receive warrants to purchase the Company’s common stock at $0.01 per share upon the closing of the Ignyte Business Combination equal to 25% of the number of the common stock received upon conversion (the “Warrant Coverage”). At the issuance date, the Company elected the fair value option to account for the 2022 Pre-Business Combination Convertible Notes . In November 2022, the Company amended the terms of the 2022 Pre-Business Combination Convertible Notes to increase the Warrant Coverage from 25% to 93%. At the closing date of the Ignyte Business Combination, the outstanding principal and accrued interest under the 2022 Pre-Business Combination Convertible Notes converted into 126,306 shares of common stock at the conversion price of $10.00 per share. In addition, the note holders received 117,466 in PIPE Warrants. The Company recorded $1,186,800 change in the fair value of the 2022 Pre-Business Combination Convertible Notes between their issuance date and the closing date of the Ignyte Business Combination. At the issuance date, the PIPE Warrants were accounted for as equity instruments as they meet all of the requirements for equity classification under ASC 815 based on current expected terms, which are subject to change.

November 2022 Convertible Notes

On November 1, 2022, the Company issued $1,512,500 in convertible notes (the “November 2022 Convertible Notes”). The convertible notes accrued interest at a rate of 8% per annum and had the maturity date of October 31, 2023, provided however that the Company agreed to make mandatory prepayments on this note (which were first be applied to accrued interest and then to principal) from time to time in amounts equal to 15% of the gross proceeds received by the Company from any equity lines, forward purchase agreements or other equity financings consummated by Company prior to the maturity date. The November 2022 Convertible Notes were convertible at the maturity date at the option of the holder in all or part of the principal and/or accrued interest into shares of common stock of the Company at a per share conversion price equal to 90% of the volume weighted average price of a share of common stock of the Company for the five trading days immediately prior to the maturity date. The Company determined that the conversion upon maturity represented an embedded derivative that was subject to bifurcation and separate accounting with the change in the fair value recorded as other expense during each reporting period under the guidance in ASC 815-15 (the “November 2022 Convertible Note Liability”). The fair value of the November 2022 Convertible Note Liability at the issuance date was estimated at $165,000. The Company allocated the proceeds from the November 2022 Convertible Note first to the embedded derivative with the remaining proceeds allocated to the notes, which resulted in a discount on the convertible notes of $165,000 which was amortized to interest expense over the term of the convertible notes. The Company recorded $137,802 and $27,198 interest expense for the years ended December 31, 2023 and 2022, respectively, related to the amortization of the discount on the November 2022 Convertible Notes. As of December 31, 2022, the outstanding balance under the November 2022 Convertible Notes was $1,374,698.

On November 1, 2023, the Company entered into an amendment to the November 2022 Convertible Notes whereby the principal amount of the notes was reduced from $1,512,500 to $650,000, the interest was reduced to 6% per annum, the maturity was extended to December 31, 2024 and the conversion terms were removed. Further, the amendment required the Company to make a payment of $300,000 by December 31, 2023, which was made in December 2023. The remaining balance was due in December 31, 2024. The amendment to the November 2022 Convertible Notes was accounted as an exchange into a promissory note (the “Promissory Note”) under the trouble debt restructuring (“TDR”) guidance in ASC 460. Under the TDR guidance, the Company recognized a gain on debt extinguishment of $998,878 for the year ended December 31, 2023.

April 2023 Convertible Notes

On April 28, 2023, the Company entered into separate subscription agreements (the “2023 Convertible Note and Warrant Subscription Agreements”) under which the Company issued the convertible promissory notes in the principal amount of $2,195,034 (the “April 2023 Convertible Notes”) and 3,658,390 warrants for the Company’s common stock (the “2023 Convertible Note Warrants”). The April 2023 Convertible Notes bear interest at a rate of 6% per annum until its maturity date of October 28, 2023 and a default rate of 10% per annum thereafter. The April 2023 Convertible Notes are convertible at any time from the issuance date at the option of the holder into the Company’s common stock at $0.60 per share (the “April 2023 Conversion Feature”). The 2023 Convertible Note Warrants have the five year term and are exercisable at any time from the issuance date at the exercise price of $0.60 per share. As at December 31, 2023 these notes were in default.

In connection with the issuance of the Convertible Notes and the Convertible Note Warrants, in consideration for its services in respect of the financing described above, the Company also issued to Paulson Investment Company, LLC (the “Placement Agent”) a warrant to purchase 209,670 shares of the Company’s common stock at a price per share of $0.60 (the “Placement Agent Warrant”). The Placement Agent Warrants have a five year term and are exercisable at any time from the issuance date. In addition, the Company paid the Placement Agent a commission of approximately $125,000.

The April 2023 Convertible Note Warrants and the Placement Agent Warrants were accounted as a liability under ASC 815, as the April 2023 Convertible Note Warrants and Placement Agent Warrants do not meet the criteria for equity classification due to the lack of available authorized shares. The aggregate fair value of the April 2023 Convertible Note Warrants and the Placement Agent Warrants was $1,527,640 and $87,552, respectively, at the issuance date using a Black Scholes Option Pricing Model. The initial fair value was determined based on the following assumptions:

Expected volatility	72.8%
Risk-free interest rate	3.51%
Expected term (in years)	5.0
Expected dividend yield	0%

The Company determined that the April 2023 Conversion Feature is subject to bifurcation under the guidance in ASC 815 due to the lack of available authorized shares and registration requirements and recognized a derivative liability of $560,436 at the issuance date (the “April 2023 Conversion Feature Liability”). The derivative liability was estimated using a Black Scholes Option Pricing Model, based on the following assumptions:

Expected volatility	66.5%
Risk-free interest rate	4.94%
Expected term (in years)	0.5
Expected dividend yield	0%

At the issuance date, the proceeds from the April 2023 Convertible Notes were allocated to the April 2023 Convertible Note Warrants and the April 2023 Conversion Feature Liability based on their fair values of $1,527,640 and $560,436, respectively, with the remaining proceeds allocated to the convertible notes. The resulting discount on the and the April 2023 Convertible Notes was accreted into the interest expense over the term of the convertible notes using the effective interest method. The fair value of the Placement Agent at the issuance date and the cash commission were capitalized and amortized into the interest expense over the term of the convertible notes using the effective interest method. The Company defaulted on the April 2023 Convertible Notes at their maturity, however received no demands for repayment through the filing date of these consolidated financial statements. In December 2023, certain holders of April 2023 Convertible Notes agreed to exchange the aggregate amount of $187,950 of April 2023 Convertible Notes, including the accrued interest, into the same amount of December 2023 Convertible Notes (see below).

The Company recorded interest expense of approximately $2,405,657 for the year ended December 31, 2023, including amortization of the discount of approximately $87,552 related to the fair value of the Placement Agent warrants, approximately $64,870 related to the cash commission to the placement agent, and approximately $1,527,641 related to the fair value of the warrants provided to the lenders. The outstanding balance on the April 2023 Convertible Notes was approximately $2,111,308 at December 31, 2023, including accrued interest of approximately $96,274.

April 2023 Convertible Notes, related party

On April 28, 2023, the Company entered into a subscription agreement with its founder and director to exchange $1,130,775 in outstanding Founder Loans into the same amount of convertible promissory note with the same terms as the April 2023 Convertible Notes and 1,884,625 2023 Convertible Note Warrants. As at December 31, 2023 this note was in default. The amounts converted included $448,940 of principal and $26,830 accrued interest due under the 2021 Founder Loans, $400,000 of principal and $3,806 of interest due under the Venn Loan, and $250,000 of principal and $1,199 of accrued interest due under the March 2023 Founder Loan. The Company accounted for the issuance of the April 2023 convertible notes payable, related party, as a debt extinguishment in accordance with ASC 470 and recognized a loss of approximately $1,014,368 during the year ended December 31, 2023.

At the issuance date, the carrying value of the April 2023 Convertible Notes was reduced by the fair value of the related April 2023 Convertible Note Warrants and the April 2023 Conversion Feature Liability of $786,967 and $288,710, respectively, with the remaining proceeds allocated to the convertible notes. The April 2023 Conversion Feature Liability related to the April 2023 Convertible Notes, related party, was valued using a Black Scholes Option Pricing Model. The initial fair value was determined to be $0.3 million based on the following assumptions: stock price of $0.655, expected volatility of 66.5%, risk-free rate of 4.94% and expected term of 0.5 years. The resulting discount on the and the April 2023 Convertible Notes, related party was accreted into the interest expense over the term of the convertible notes using the effective interest method. The Company defaulted on the April 2023 Convertible Notes, related party, at their maturity, however received no demands for repayment through the filing date of these consolidated financial statements.

The Company recorded interest expense of approximately $115,335 for the year ended December 31, 2023, including $61,309 amortization of the discount on the convertible notes. The outstanding balance of the April 2023 Convertible Notes, related party, was $1,130,775 at December 31, 2023.

December 2023 Convertible Notes

In December, 2023, the Company issued convertible promissory notes in the aggregate principal amount of $1,000,000 (the “December 2023 Convertible Notes”). In addition, certain holders of April 2023 Convertible Notes agreed to exchange the aggregate amount of $187,950 of April 2023 Convertible Notes, including the accrued interest, into the same amount of December 2023 Convertible Notes.

The December 2023 Convertible Notes bear an interest rate of 10% per annum and have a maturity date of December 18, 2024. The terms of the December 2023 Convertible Notes provide for automatic conversion of the outstanding principal amount of the December 2023 Convertible Notes and all accrued and unpaid interest upon a business combination (as defined in the agreement) into the Company common stock at the Conversion Price (the “Automatic Conversion Feature”). The Conversion Price is determined by reference to the purchase price payable in connection with such business combination, multiplied by 70%, where the price per share of the common stock is determined by reference to the 30-day volume weighted average price of the Company’s common stock on the public exchange immediately prior to conversion, resulting in 43% discount on the issuance price in the a business combination (the Automatic Discount”). If a business combination does not occur prior to the maturity date of the December 2023 Convertible Notes and if the Company’s Common Stock will qualify for a listing on a public exchange as of such date, then the holders have the right, at their option, to convert the outstanding principal amount of the December 2023 Convertible Notes (and all accrued and unpaid interest thereof) into the shares of common stock of the Company at a price equal to the 30-day volume weighted average price of the Company’s common stock on the public exchange on which it is traded multiplied by 90% (the “Optional Conversion Feature”).

In consideration for its services in respect of the financing described above, the Company paid Paulson Investment Company, LLC (the “December 2023 Placement Agent”) a commission of $83,600. Further, upon conversion of the December 2023 Convertible Notes into Common Stock of the Company, the December 2023 Placement Agent will receive shares of restricted common stock of the Company equal to (i) 4% of the total number of shares of common stock received upon conversion of the December 2023 Convertible Notes issued for new capital and (ii) 1% of the total number of shares of common stock received upon conversion of the

December 2023 Convertible Notes issued for the exchange for April 2023 Convertible Notes. The cash commission to the December 2023 Placement Agent was capitalized and amortized into the interest expense over the term of the convertible notes using the effective interest method. The Company accounted for the issuance of the common stock shares to the Placement Agent under ASC 718 as equity-based compensation based on a performance condition. As the issuance of the common stock shares to the December 2023 Placement Agent upon conversion of the notes was deemed not probable both at issuance date and December 31, 2023, no expense was recorded for the year ended December 31, 2023 related to this equity based compensation and had no impact on the interest expense for the year ended December 31, 2023.

The Company determined that both the Automatic Conversion Feature and the Optional Conversion Feature are subject to bifurcation under the guidance in ASC 815 as variable-share redemption features at a discount. The Company recognized the derivative liability of approximately $0.4 million and $0 for the Automatic Conversion Feature and the Optional Conversion Feature, respectively, at the issuance date (together, the “December 2023 Conversion Feature Liability”). The fair value of the derivative liability related to the Automatic Conversion Feature was estimated by applying the probability of a business combination of 50% to the Automatic Discount of 43%. The fair value of the derivative liability related to the Optional Conversion Feature was immaterial as the probability that the Company will qualify for listing on a public exchange in absence of a business combination prior to the maturity of the December 2023 Convertible Notes was deemed minimal.

At the issuance date, the proceeds from the December 2023 Convertible Notes were allocated to the December 2023 Conversion Feature Liability based on its fair value with the remaining proceeds allocated to the convertible notes. The resulting discount on the and the December 2023 Convertible Notes was accreted into the interest expense over the term of the convertible notes using the effective interest method. The commission to the December 2023 Placement Agent was capitalized and amortized into the interest expense over the term of the convertible notes using the effective interest method.

The Company recorded interest expense of $10,305 for the year ended December 31, 2023, including amortization of the discount on the convertible notes and the commission to the December 2023 Placement Agent of $7,307. The outstanding balance of the December 2023 Convertible Notes was $857,097 at December 31, 2023.

December 2023 Convertible Notes, related party

On December 18, 2023, the Company issued a $500,000 in convertible notes to its founder and director on the same terms as the December 2023 Convertible Notes (“December 2023 Convertible Notes, related party”).

At the issuance date, the proceeds from the December 2023 Convertible Notes, related party, were allocated to the December 2023 Conversion Feature Liability based on its fair value of $107,143 with the remaining proceeds allocated to the convertible notes. The resulting discount on the and the December 2023 Convertible Notes, related party, was accreted into the interest expense over the term of the convertible notes using the effective interest method.

The Company recorded interest expense of $5,227 for the year ended December 31, 2023 on the December 2023 Convertible Notes, related party, including amortization of the discount on the convertible notes and the commission to the December 2023 Placement Agent of $3,446. The outstanding balance of the December 2023 Convertible Notes, related party, was $396,303 at December 31, 2023.

Insurance Financing Note

On November 1, 2022, the Company financed its 2022 annual Director & Officer liability insurance policy premium of $1,006,342 (including premiums, taxes and fees) with First Insurance Funding (the “Lender”) at an annual interest rate of 7.20% (the “Insurance Financing Note”). The Insurance Financing Note was payable in monthly installment payments through August 1, 2023.

On November 1, 2023, the Company financed its 2023 annual Director & Officer liability insurance policy premium of $631,993 with the Lender at an annual interest rate of 9.95%. The Insurance Financing Note is payable in monthly installment payments through July 1, 2024.

The agreement assigns the Lender a first priority lien on and security interest in the financed policies and any additional premium required in the financed policies including (a) all returned or unearned premiums, (b) all additional cash contributions or collateral amounts assessed by the insurance companies in relation to the financed policies and financed by Lender, (c) any credits generated by the financed policies, (d) dividend payments, and (e) loss payments which reduce unearned premiums. If any circumstances exist in which premiums related to any Financed Policy could become fully earned in the event of loss, Lender shall be named a loss-payee with respect to such policy.

The Company recognized $3,824 and $22,823 in interest expenses related the Insurance Financing for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, the balance on the Insurance Financing Note was $631,993 and $921,576, on the Company’s consolidated balance sheet.

11.	Stockholders’ Equity

May 2022 Common Stock Issuance

In May 2022, the Company entered into an agreement with a certain investor in which the investor purchased an aggregate of 132,302 shares of the Company’s common stock for aggregate gross proceeds of $1,152,163.

PIPE Subscription Agreements

In November 2022, concurrently with the closing of the Ignyte Business Combination (see Note 1), the Company entered into a subscription agreement, pursuant to which the Original Subscriber purchased from the Company an aggregate of 50,000 shares of the Company’s common stock for proceeds of $500,000.

In November 2022, concurrently with the closing of the Ignyte Business Combination (see Note 1), the Company entered into subscription agreements with the third-party investors in which the investors purchased, in a private placement, an aggregate of 352,500 shares of the Company’s common stock and 281,325 PIPE Warrants for the total proceeds of $3.525 million.

Forward Share Purchase Agreement

Pursuant to the treatment of the Business Combination as a reverse recapitalization, Peak Bio Ltd. assumed the liability position of Ignyte related to the Forward Share Purchase Agreement (see Note 11).

On October 25, 2022, Ignyte entered into a forward share purchase agreement (the “Forward Share Purchase Agreement”) with Frost Gamma Investments Trust (the “Investor”) pursuant to which, provided that the Investor holds at least 450,000 shares of the common stock as of the closing of the Ignyte Business Combination, the Investor may elect to sell and transfer these shares to the combined company following the Business Combination, and the Company will purchase from the Investor, on the date that is sixty (60) days from the closing of the Business Combination, at the price of $10.115 per share.

Pursuant to an escrow agreement (the “Escrow Agreement”), entered into by and among the Company, Continental Stock Transfer and Trust Co. (“Continental”) and the Investor, to secure its purchase obligation to the Investor, at the closing of the Business Combination, at the closing date of the Ignyte Business Combination, the Company placed into escrow with Continental an aggregate amount of up to $4,551,750 (the “Escrow Amount”).

On December 29, 2022, the Company purchased 375,939 shares of its Common Stock at a price of $10.115 per share following the exercise of the Investor’s rights under the Forward Share Purchase Agreement. The 375,939 repurchased shares of common stock were retired. As a result of the exercise, the $4,551,750 held in escrow were distributed, of which $749,127 were distributed to the Company and $3,802,623 to the Investor.

The put right of the Investor was accounted as a derivative liability (“Forward Agreement Derivative Liability”) in accordance with the guidance in ASC 480. As of October 25, 2022, the fair value of the Forward Agreement Derivative Liability was valued at $68,110, and was considered to be a Level 3 fair value measurement as the fair value was determined based on significant inputs not observable in the market. The fair value of the Forward Share Purchase Agreement was estimated using the Black Scholes Option Pricing Model based on the following assumptions: stock price of $13.05, expected volatility of 28.1%, risk-free rate of 4.0% and expected term of 0.16 year. The derivative liability was settled in December 2022 resulting in a change in fair value of derivative liability of $68,110 for the year ended December 31, 2022. The Forward Agreement Derivative Liability balance was zero as of December 31, 2023 and 2022.

December 2022 PIPE

In December 2022, the Company entered into a subscription agreement under which the Company issued, in a private placement, (i) 50,000 shares of its common stock at $10.00 per share for the total proceeds of $500,000 and (ii) 46,500 PIPE Warrants (see below).

Key Company Stockholder Agreements

On April 28, 2022, the Company entered into the forward purchase agreement (the “Key Company Stockholder Forward Purchase Agreement”) with its founder and director, Hoyoung Huh (the “Key Company Stockholder”). Pursuant to the terms of the Key Company Stockholder Forward Purchase Agreement, the Key Company Stockholder would, subject to the receipt of margin financing within 180 days following the closing of the Ignyte Business Combination, purchase shares of the Company’s common stock at a purchase price of $10.00 per share in a private placement (the “Key Company Stockholder Purchase”) for up to an aggregate amount of $10,000,000 (the “Subscription Amount”), subject to the conditions set forth in the Key Company Stockholder Forward Purchase Agreement.

At the closing of the Ignyte Business Combination, the Company recorded a net derivative liability of $12,000 related to the Company’s obligation to deliver and the Key Company Stockholder obligation to purchase shares as this forward purchase arrangement meets the definition of a derivative under the guidance in ASC 815 (the “Key Company Stockholder Forward Purchase Liability”). The fair value of the Key Company Stockholder Forward Purchase Liability at the issuance date was determined using a probability weighted scenario analysis with a Black Scholes Option Pricing Model based on a stock price of $10, expected volatility of 94.5%, risk-free rate of 4.6% and discounted at 0.5% for the probability of the Company closing the Ignyte Business Combination, the key company stockholder obtaining a margin loan and the Company meeting the NASDAQ listing requirements

On December 29, 2022, the Company and the Key Company Stockholder entered into an amendment to the Key Company Stockholder Forward Purchase Agreement (the “Amendment to Key Company Stockholder Forward Purchase Agreement”), pursuant to which (i) the Key Company Stockholder Purchase was no longer subject to the receipt of margin financing as a condition precedent, (ii) the Key Company Stockholder agreed to fund the Subscription Amount on or prior to March 31, 2023 and (iii) the Key Company Stockholder Purchase would be consummated at a purchase price of $5.18 per share of the Company’s common stock. Accordingly, upon closing of such purchase, the Key Company Stockholder would have received 1,930,501 shares of Common Stock in exchange for $10.0 million investment in the Company. The amendment resulted in Key Company Stockholder Forward Purchase Asset of $13,000 and the Company recorded the change in fair value of $25,000 increase for the year ended December 31, 2022. The arrangement was in a net asset position with the fair value of the Key Company Stockholder Forward Purchase Asset estimated at $13,000 at December 31, 2022. The Company also deposited 1,930,501 shares of common stock reserved for the issuance under the Key Company Stockholder Forward Purchase Agreement into escrow.

On April 5, 2023, the Company received notice from its founder and director informing the Company that he would not consummate the purchase of the Key Company Stockholder Forward Purchase Agreement as a result of the Company’s failure to satisfy the condition to be listed on Nasdaq as required by the agreement. As a result, the Company cancelled and retired the 1,930,501 shares of common stock being held in escrow and recognized $13,000 loss on extinguishment of the Key Company Stockholder Forward Purchase Liability recorded to change in fair value in derivative liability in the statement of operations and comprehensive loss.

On April 5, 2023, the Company and its Key Company Stockholder entered into a letter agreement to provide for the conversion of up to $2,031,034 of the Founder loans into future debt and equity financings on the same terms with other investors. Pursuant to the agreement, the amount converted would be based on the Key Company Stockholder’s pro-rata portion of the equity ownership in the Company’s outstanding common stock and would not exceed in the aggregate the amount of the outstanding debt with Key Company Stockholder. On April 28, 2023, the Company entered into a subscription agreement with its founder and director to exchange $1,130,775 in outstanding Founder Loans into the same amount of convertible promissory note with the same terms as the April 2023 Convertible Notes and 1,884,625 2023 Convertible Note Warrants. This side letter, which had a nominal fair value, expired on October 2, 2023.

White Lion Common Stock Purchase and Registration Rights Agreements

On November 3, 2022, the Company entered into a Common Stock Purchase Agreement (the “White Lion Purchase Agreement”) and Registration Rights (the “White Lion RRA”) with White Lion Capital, LLC, a Delaware limited liability company (“White Lion”). Pursuant to the White Lion Purchase Agreement, the Company had the right, but not the obligation, at any time through November 1, 2025, to require White Lion to purchase, from time to time, up to $100,000,000 in aggregate gross purchase price of newly issued shares of its Common Stock, subject to certain limitations and conditions set forth in the White Lion Purchase Agreement. The Company was obligated under the White Lion Purchase Agreement and the White Lion RRA to file a registration statement with the SEC to register the Common Stock under the Securities Act, for the resale by White Lion of shares of Common Stock that the Company may issue to White Lion under the White Lion Purchase Agreement.

The Company may notify White Lion when it exercises its right to sell shares by providing a notice. The number of shares sold pursuant to any such notice may not exceed (i) the lower of (a) the Purchase Notice Fixed Limit (described below) and (b) the product of (1) the Average Daily Trading Volume (as defined in the White Lion Purchase Agreement), and (2) the applicable Percentage Limit (as defined in the White Lion Purchase Agreement). The Purchase Notice Fixed Limit is $500,000 for the initial purchase and can be increased in two tranches: (A) to $1,000,000 following an aggregate purchase of $5,000,000 shares and issuance by the Company to White Lion of an additional $250,000 in Commitment Shares, and (B) to $2,000,000 following an aggregate purchase of $10,000,000 shares and issuance by the for payment of an additional $250,000 in Commitment Shares (as defined in the White Lion Purchase Agreement).

The applicable Percentage Limit is 40% or 150% depending on the price the Company agrees to sell shares to White Lion. At the Percentage Limit of 40%, the purchase price to be paid by White Lion for any such shares will equal 97% of lowest daily volume-weighted average price of Common Stock during a period of two consecutive Trading Days following the applicable Purchase Notice Date (as defined in the White Lion Purchase Agreement) until an aggregate of $50,000,000 in Purchase Notice Shares (as defined in the White Lion Purchase Agreement) have been purchased under White Lion Purchase Agreement, at which point the Purchase Price (as defined in the White Lion Purchase Agreement) to be paid by White Lion will equal 98% of the lowest daily volume-weighted average price of Common Stock during a period of two consecutive Trading Days following the applicable Purchase Notice Date. At an applicable Percentage Limit of 150%, the Purchase Price to be paid by White Lion for any such shares will equal 94.5% of the lowest daily volume-weighted average price of Common Stock during a period of three consecutive Trading Days following the applicable Purchase Notice Date.

The Company has the right to terminate the White Lion Purchase Agreement at any time after commencement, at no cost or penalty, upon three (3) Trading Days’ prior written notice. Additionally, White Lion will have the right to terminate the White Lion Purchase Agreement upon three (3) days’ prior written notice to the Company if (i) there is a Fundamental Transaction (as defined in the White Lion Purchase Agreement), (ii) the Company is in breach or default in any material respect of the White Lion RRA, (iii) there is a lapse of the effectiveness, or unavailability of, the registration statement for a period of 45 consecutive Trading Days or for more than an aggregate of 90 Trading Days in any 365-day period, (iv) the suspension of trading of the Common Stock for a period of five (5) consecutive Trading Days, (v) the material breach of the White Lion Purchase Agreement by the Company, which breach is not cured within the applicable cure period or (vi) a Material Adverse Effect (as defined in the White Lion Purchase Agreement) has occurred and is continuing. No termination of the White Lion Purchase Agreement will affect the registration rights provisions contained in the White Lion RRA.

On November 30, 2022, in consideration for the commitments of White Lion, as described above, the Company issued to White Lion 50,200 shares of the Company’s common stock with the value of $250,000, based upon the Closing Sale Price of the Company’s common stock of $4.98 per share (the “Initial Commitment Shares”). On issuance, the common stock shares issued to White Lion were accounted as the equity issuance costs, which were expensed.

Concurrently with the execution of the White Lion Purchase Agreement, the Company entered into the White Lion RRA with White Lion in which the Company agreed to register the shares of Common Stock purchased by White Lion with the SEC for resale within 30 days of the consummation of the Ignyte business combination. The White Lion RRA also contains usual and customary damages provisions for failure to file and failure to have the registration statement declared effective by the SEC within the time periods specified.

In March 2023, the Company entered into an amendment to the White Lion Purchase Agreement to give the Company the right, but not the obligation to require White Lion to purchase shares of the Company’s common stock while trading on the OTC Market. Under the terms of the amendment, at an applicable Percentage Limit of 200%, the purchase price to be paid by White Lion for any such shares will equal 90% of the lowest daily volume-weighted average price of common stock during a period of six consecutive Trading Days following the applicable Purchase Notice Date if the Company is listed on the OTC Market with the exception of the OTC Pink or OTC Bulletin Board, in which case the Purchase Price will equal 85% of the lowest daily volume-weighted average price of common stock during a period of six consecutive Trading Days following the applicable Purchase Notice Date. Further, the Company was to issue to White Lion within five (5) Trading Days following the effective date of the amendment fully paid, non-assessable shares of the Company’s common stock equal to the quotient obtained by dividing (i) $250,000 and (ii) the lowest traded sale price of the common stock of the 10 (ten) Trading Days prior to the effective date of the amendment, minus 50,200. In March 2023, the Company issued 412,763 shares of its common stock to White Lion with the fair value of $250,000. The common stock shares issued to White Lion were accounted as the equity issuance costs, which were expensed on issuance.

In August 2023, the Company and White Lion entered into a second amendment to the common stock Purchase Agreement (the “Second Amendment”). The Second Amendment includes, among other things, the right of the Company to issue a Purchase Notice (defined in the Second Amendment as an “Accelerated Purchase Notice”) requesting White Lion to purchase newly issued shares of common stock from the Company, subject to acceptance by White Lion, with pricing of the shares to be sold by the Company to White Lion under such Accelerated Purchase Notice determined on the date of issuance by the Company of the Accelerate Purchase Notice and acceptance by White Lion (the date of such notice defined as the “Accelerated Valuation Period”).

Such accelerated purchases pursuant to an Accelerated Purchase Notice will be sold to White Lion at a price, defined as an “Accelerated Purchase Price,” equal to the lower of (i) the opening price of common stock during the Accelerated Valuation Period, (ii) the closing price of the common stock during Accelerated Valuation Period, or (iii) the volume weighted average price of the common stock during Accelerated Valuation Period; provided, however, that if at the time the Company delivers an Accelerated Purchase Notice to Investor the price of the common stock is lower than the opening price of the common stock during the Accelerated Valuation Period, the Accelerated Purchase Price will be discounted by 20%. In addition, the Second Amendment provides for an “Accelerated Purchase Notice Limit” equal to 200%.

In addition, in the event the Company does not issue Purchase Notices (as defined in the White Lion Purchase Agreement) to White Lion providing for the purchase of at least 1,250,000 of Purchase Shares (as defined in the White Lion Purchase Agreement and Second Amendment) in the aggregate within 180 days following the effective date of the amendment, the Company will issue to White Lion an additional number of fully paid, non-assessable shares of common stock equal to the quotient obtained by dividing (i) $150,000 and (ii) the lowest Closing Sale Price (as defined in the White Lion Purchase Agreement and Second Amendment) of common stock of the 10 (ten) Trading Days prior to the 180th day following the effective date of the amendment.

During September 2023, the Company issued the notices to purchase the total of 729,000 common shares to White Lion for the total proceeds of $105,317. As of December 31, 2023 and 2022, the Company had no outstanding purchase notices issued to White Lion.

The White Lion Purchase Agreement was accounted for as a standby equity purchase agreement under ASC 815 as it includes an embedded put option and an embedded forward option. The put option is recognized on inception and the forward option is recognized upon issuance of notice for the sale of the Company’s Common Stock. The fair value of the derivative liability related to the embedded put option (“White Lion Derivative Liability) was estimated at $1,900,000 at the inception of the agreement. The fair value of the White Lion Derivative Liability was determined using a Monte Carlo simulation based on the projected stock price of $13.05, expected volatility of 86.5%, risk-free rate of 4.53% and discounted at 45.0% for the probability of the Company timely filing all SEC documents and meeting the NASDAQ listing requirements.

Public Warrants

In November 2022, upon consummation of the Business Combination, the Company assumed 2,875,000 public warrants. Each whole warrant entitles the holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as discussed herein. The warrants became exercisable 30 days after the completion of the Business Combination. However, no warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public warrants is not effective within a specified period following the consummation of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. In the event of such cashless exercise, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of common stock for the 5 trading days ending on the trading day prior to the date of exercise. The warrants will expire on the fifth anniversary of the completion of an initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company may call the warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	at any time after the warrants become exercisable,

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the reported last sale price of the Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations) for any 20 trading days within a 30-trading day period commencing at any time after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

•	if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants.

If the Company calls the warrants for redemption as described above, the Company’s management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the shares of common stock for the 5 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

There were no exercises or forfeitures of the Public Warrants during the years ended December 31, 2023 and 2022.

Private Placement Warrants

In November 2022, upon consummation of the Business Combination, the Company assumed 2,500,000 Private Placement Warrants from Ignyte. Each Private Placement Warrant will entitle the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants were non-redeemable and may be exercised on a cashless basis, in each case so long as they continue to be held by the initial purchasers or their permitted transferees.

The Private Placement Warrants were accounted for under ASC 815, pursuant to which the Private Placement Warrants do not meet the criteria for equity classification and must be recorded as liabilities. The Private Placement Warrants were valued using the Black Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement, as there was no observable market for the Private Placement Warrants and was determined based on significant inputs not observable in the market.

The following weighted average assumptions were used in determining the fair value of the Private Placement Warrants at the date of the Ignyte Business Combination, November 1, 2022:

November 1,
2022
Expected volatility	6.85%
Risk-free interest rate	4.27%
Expected term (in years)	5.00
Expected dividend yield	0%

The following weighted average assumptions were used in determining the fair value of the Private Placement Warrants at December 31, 2022:

December 31,
2022
Expected volatility	30.0%
Risk-free interest rate	3.99%
Expected term (in years)	4.84
Expected dividend yield	0%

The following weighted average assumptions were used in determining the fair value of the Private Placement Warrants at December 31, 2023:

December 31,
2023
Expected volatility	84.0%
Risk-free interest rate	4.01%
Expected term (in years)	3.84
Expected dividend yield	0%

There were no exercises or forfeitures of the Private Placement Warrants during the years ended December 31, 2023 and 2022.

PIPE Warrants

On November 1, 2022, the Company issued 445,545 warrants to purchase the Company’s common stock at $0.01 per share (“PIPE Warrants”). PIPE Warrants were on substantially same terms as the Public Warrants (as described in Note 11), except that the PIPE Warrants were not redeemable and were exercisable until November 1, 2023. On December 30, 2022, the Company issued an additional 46,500 PIPE Warrants with the same terms as the PIPE Warrants issued in November 2022.

On November 1, 2023, all of the outstanding 492,045 PIPE Warrants were exercised for a total purchase price of $4,920

April 2023 Convertible Note Warrants

On June 22, 2023, the founder and director exercised 666,667 of the April 2023 Convertible Note Warrants for total proceeds of $400,000. The fair value of the Founder and Director Warrants at the exercise dates was $244,261 which was reclassified from the warrant liability into the additional paid-in capital. The Company recognized a capital contribution of $244,261 using a Black Scholes Option Pricing Model based on the following assumptions: stock price of $0.598, expected volatility of 72.0%, risk-free rate of 4.03% and expected term of 4.85 years.

On July 20, 2023, the founder and director exercised 458,333 of the April 2023 Convertible Note Warrants for total proceeds of $275,000. The Company recognized a capital contribution of $269,004 related to the fair value of the Founder and Director Warrants at the exercise date, which as determined using a Black Scholes Option Pricing Model based on the following assumptions: stock price of $0.84, expected volatility of 76.2%, risk-free rate of 4.43% and expected term of 4.78 years.

On August 14, 2023, Company’s founder and director exercised 583,333 of the April 2023 Convertible Note Warrants for a total purchase price of $350,000. The fair value of the Founder and Director Warrants at the exercise dates was $248,303 which was reclassified from the warrant liability into the additional paid-in capital.

The Company recognized a capital contribution of $248,303 million using a Black Scholes Option Pricing Model based on the following assumptions: stock price of $0.66, expected volatility of 76.0%, risk-free rate of 4.64% and expected term of 4.71 years.

On November 1, 2023, the remaining 4,044,352 April 2023 Convertible Note Warrants were reclassified from liability into equity following the exchange of the November 2022 Convertible Notes into Promissory Note (see Note 10) and resulting sufficient number of authorized shares being available for issuance of the warrants. The fair value of the warrant liability was $65,469 at the date of the reclassification.

The summary of the Company’s outstanding common stock warrants at December 31, 2023 is as follows:

Description	Number of Warrants	Exercise price per share	Expiration Date
Private Placement Warrants	2,500,000	$11.50	11/1/2027
Public Warrants	2,875,000	$11.50	11/1/2027
April 2023 Convertible note warrants	3,868,060	$0.60	4/28/2028
April 2023 Convertible note warrants, related party	176,292	$0.60	4/28/2028

Outstanding Warrants	9,419,352

12.	Fair Value of Financial Instruments

The Company believes the carrying amounts of its cash and cash equivalent and debt approximate their fair values due to their near-term maturities. There were no transfers among Level 1, Level 2 or Level 3 categories in the years ended December 31, 2023 and 2022.

As of December 31, 2023 and 2022, the carrying amounts of the Company’s cash, accounts payable and accrued expenses approximate their respective fair values due to the short-term nature of these instruments.

The following table sets forth the Company’s financial instruments that were measured at fair value on a recurring basis by level within the fair value hierarchy:

	Fair Value Measurement at December 31, 2023
	Total	Level 1	Level 2	Level 3
Derivative liability	361,704	—	—	361,704
Warrant liability	—	—	—	—

Total Liabilities	$361,704	$—	$—	$361,704

	Fair Value Measurement at December 31, 2022
	Total	Level 1	Level 2	Level 3
Derivative asset	(13,000)	—	—	(13,000)
Derivative liability	166,000	—	—	166,000
Warrant liability	525,000	—	—	525,000

Total Liabilities	$678,000	$—	$—	$678,000

The table below presents the changes in Level 3 liabilities (assets) measured at fair value on a recurring basis during the years ended December 31, 2023 and 2022:

	White Lion Derivative Liability	Key Company Stockholder Forward Liability (Asset)	Forward Share Purchase Liability	Private Placement Warrants Liability	November 2022 Convertible Note Liability	April 2023 Conversion Feature Liability	April 2023 Convertible Notes Warrants Liability	December 2023 Conversion Feature Liability
Balance at January 1, 2022	$—	$—	$—	$—	$—	$—	$—	$—
Inception Date	1,900,000	—	—	—	165,000	—	—	—
Business Combination with Ignyte	—	12,000	68,110	450,000	—	—	—	—
Change in fair value	(1,899,000)	(25,000)	(68,110)	75,000	—	—	—	—

Balance at December 31, 2022	$1,000	$(13,000)	$—	$525,000	$165,000	$—	$—	$—
Inception Date	—	—	—	—	—	849,146	2,402,160	361,704
Extinguishment of Debt	—	—	—	—	(165,000)	—	—	—
Capital Contribution from Exercise of Warrants	—	—	—	—	—	—	(761,568)	—
Capital Contribution from Reclassification of Warrants	—	—	—	—	$—	—	(65,469)	—
Change in fair value	(1,000)	13,000	—	(525,000)	—	(849,146)	(1,575,123)	—

Balance at December 31, 2023	$—	$—	$—	$—	$—	$—	$—	$361,704

Key Company Stockholder Forward Purchase Liability

The Key Company Stockholder Forward Purchase Liability is accounted and fair valued under ASC 815, which is considered to be a Level 3 fair value measurement, as the fair value was determined based on significant inputs not observable in the market. The significant unobservable inputs used to determine the fair value is the probability of the key company stockholder obtaining a margin loan and the Company meeting the NASDAQ listing requirements.

The fair value of the Key Company Stockholder Forward Purchase Agreement at December 31, 2022 was valued using a probability weighted scenario analysis with a Black Scholes Option Pricing Model based on a stock price of $4.21, expected volatility of 82.2%, risk-free rate of 4.5% and discounted at 0.5% for the probability of the Company closing the Business Combination Agreement, the key company stockholder obtaining a margin loan and the Company meeting the NASDAQ listing requirements. The fair value of the Key Company Stockholder Forward Purchase Agreement at December 31, 2023 was valued at $0 as the time to fund concluded on March 31, 2023, resulting in a change in fair value of derivative asset of $13,000 for the year ended December 31, 2023.

White Lion Derivative Liability

The White Lion Derivative Liability is valued using Monte Carlo simulation model and a such is considered to be a Level 3 fair value measurement, as the fair value was determined based on significant inputs not observable in the market. The significant unobservable inputs used to determine the fair value were the projected volume weighed average share price at each trading date and the use of the maximum draw down potential. The fair value of the White Lion Purchase Agreement was $1,000 at December 31, 2022, and the change in fair value of the derivative liability was $1,899,000 for the year ended December 31, 2022. The fair value of the White Lion Purchase Agreement was $0 at December 31, 2023, and the change in fair value of the derivative liability was $1,000 for the year ended December 31, 2023.

The following weighted average assumptions were used in determining the fair value of the White Lion Purchase Agreement at December 31, 2023 and 2022:

	As of December 31,
	2023	2022
Stock Price	$0.18	$4.19
Expected volatility	95.3%	81.0%
Risk-free interest rate	4.23%	4.16%
Discount related to the probability of timely filing all SEC documents and meeting the NASDAQ listing requirements	2.5%	0.3%
Expected dividend yield	—%	—%

April 2023 Convertible Note Warrants and Placement Agent Warrants

The April 2023 Convertible Note Warrants and Placement Agent Warrants are carried at fair value and fair valued using a Black Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement, as the fair value was determined based on significant inputs not observable in the market.

The fair value of the April 2023 Convertible Note Warrants, excluding the warrants held by the founder, as of December 31, 2023 was $0. On November 1, 2023, the remaining April 2023 Convertible Note Warrants were reclassified from liability into equity (see Note 10). The Company recorded a change in fair value of $1,552,578 through the reclassification date.

The fair value at December 31, 2023 for the remaining 176,292 April 2023 Convertible Note Warrants held by the founder was valued at $0. The Company recorded a change in fair value of $22,545 through the reclassification date.

The fair value of the April 2023 Convertible Note Warrants was determined using a Black Scholes Option Pricing Model based on the following assumptions at the reclassification date:

Stock price	$0.08
Expected volatility	74.9%
Risk-free interest rate	4.65%
Expected term (in years)	4.49
Expected dividend yield	0%

Private Placement Warrants

The fair value of the Private Placement Warrants was estimated using a Black Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement, as the fair value was determined based on significant inputs not observable in the market. The fair value at December 31, 2023 and 2022 was valued at $0 and $525,000, respectively, using a Black Scholes Option Pricing Model based on the following assumptions:

	As of December 31,
	2023	2022
Stock Price	$0.18	$4.19
Expected volatility	84.0%	30.0%
Risk-free interest rate	4.01%	3.99%
Expected term (in years)	3.84	4.84
Expected dividend yield	—%	—%

April 2023 Conversion Feature Liability

The fair value of April 2023 Conversion Feature Liability was estimated using a Black Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement, as the fair value was determined based on significant inputs not observable in the market.

At December 31, 2023, the fair value of the April 2023 Conversion Feature Liability related to the 2023 April Convertible Notes was valued at $0 using a Black Scholes Option Pricing Model based on the following assumptions:

December 31, 2023
Stock Price	$0.18
Expected volatility	73.7%
Risk-free interest rate	4.68%
Expected term (in years)	0.08
Expected dividend yield	—%

The Company recorded a change in fair value of $560,436 for the year ended December 31, 2023.

At December 31, 2023, the fair value of the April 2023 Conversion Feature Liability related to the 2023 April Convertible Notes, related party was valued at $0 using a Black Scholes Option Pricing Model based on the following assumptions:

December 31, 2023
Stock Price	$0.18
Expected volatility	73.7%
Risk-free interest rate	4.68%
Expected term (in years)	0.08
Expected dividend yield	—%

The Company recorded a change in fair value of $288,710 for the year ended December 31, 2023.

December 2023 Conversion Feature Liability

The fair value of the December 2023 Conversion Feature Liability was estimated based on the probability weighted settlement scenarios, which is considered to be a Level 3 fair value measurement, as the fair value was determined based on significant inputs not observable in the market. The fair value of the derivative liability related to the Automatic Conversion Feature was estimated at $0.4 million by applying the probability of a business combination of 50% to the Automatic Discount of 43%. The fair value of the derivative liability related to the Optional Conversion Feature was deemed immaterial as the probability that the Company is listed on a public exchange in absence of a business combination prior to the maturity of the December 2023 Convertible Notes was deemed minimal.

13.	Grant Revenue

Government grants

The Company has one active government grant with the Department of Defense, US Army Medical Research Acquisition Activity. This grant is for work on a COVID-19 therapeutic with a potential of $4.0 million, awarded in stages starting in January 2021 and with potential stages running through September 2026. Funding from the grant is received after expenditures have been incurred by the Company pursuant to the pre-approved statement of work and upon submission of a detailed voucher. The Grant is governed by the DoD Grant and Agreement Regulations, a subsection of the Code of Federal Regulations and requires the Company to provide financial and technical reports on a periodic basis to the Department of Defense.

For the years ended December 31, 2023 and 2022, grant revenue of approximately $0.4 million and $0.6 million, respectively, was recognized from this grant. Approximately $2.5 million in funding remains available for this grant at December 31, 2023.

14.	Income Taxes

The components of (loss) income before income taxes are as follows:

	Year Ended December 31,
	2023	2022
Domestic	(12,614,259)	(10,222,781)
Foreign	(211,658)	(2,939,936)

Total	(12,825,917)	(13,162,717)

	Year Ended December 31,
Components of Tax Expense	2023	2022
Current — Federal		$3,000
Current — State		(42,000)

Total current	—	(39,000)

Deferred — Federal	$(2,701,000)	$(1,984,000)
Deferred — State	(1,061,000)	(639,000)
Deferred — Foreign	16,297,000	(1,603,000)
Change in Valuation Allowance	(12,535,000)	4,191,000

Total deferred	—	(35,000)

(Benefit from) provision for income taxes	$—	$(74,000)

Effective income tax rate	—%	0.56%

The effective tax rate of the Company’s provision (benefit) for income taxes differs from the federal statutory rate for the years ended December 31, 2023 and 2022 as follows:

	Year Ended December 31,
	2023	2022
Tax computed at federal statutory rate	21.00%	21.00%
State Tax Provision/(Benefit) net of federal benefit	7.84%	4.86%
Earnings in jurisdictions taxed at rates different from the statutory U.S. federal tax rate	(0.39)%	0.36%
Permanent difference related to change in fair value of derivatives	1.37%	(1.91)%
Permanent difference related to change in fair value of convertible notes	3.44%	—%
Permanent difference related to interest expense on convertible notes	(4.40)%	—%
Return to Provision	1.17%	8.83%
Change in valuation allowance	97.73%	(31.84)%
Warrants issued on conversion	—%	(0.74)%
Reduction in Foreign Jurisdiction Tax Rate	(127.76)%	—%
Income Tax Provision/(Benefit)	—%	0.56%

The effective income tax rate is based upon the income for the year, the composition of the income in Korea, and adjustments, if any, for the potential tax consequences, benefits or resolutions of audits or other tax contingencies. Our effective tax rate for the fiscal year 2023 differed from the U.S. Federal statutory rate of 21.0% primarily due to our composition of Korean earnings, the decrease in Korean tax benefits due to the company’s reasonable expectation that any future benefits would be realized at the lowest Korean corporate tax rate, the company’s permanent differences arising from changes in fair value of derivatives, convertible notes and accretion interest expense recognized on convertible note and the change in the valuation allowance. Our effective tax rate for the fiscal year 2022 differed from the U.S. Federal statutory rate of 21.0% primarily due to our composition of Korean earnings and change in valuation allowance.

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards. Significant components of deferred tax assets (liabilities) at December 31, 2023 and 2022 are as follows:

	December 31,
	2023	2022
Deferred tax assets
Federal Net Operating Loss	2,241,000	964,000
State Net Operating Loss	839,000	297,000
Foreign Net Operating Loss	8,886,000	24,965,000
Foreign Tax Credits	375,000	379,000
Foreign Accruals	421,000	936,000
Accruals	1,100,000	615,000
Capitalized Start up Costs	238,000	209,000
Capitalized Section 174 R&D	725,000	437,000
Right of Use Operating Lease ASC 842	1,242,000	1,183,000

Total deferred tax assets	16,067,000	29,985,000

Deferred tax liabilities
Right of Use Operating Lease ASC 842	—	(1,030,000)
Depreciation	(37,000)	(88,000)

Total deferred tax liabilities	(37,000)	(1,118,000)

Total net deferred tax assets	16,030,000	28,867,000
Less: valuation allowance	(16,030,000)	(28,867,000)

Net deferred tax assets	—	—

Deferred income taxes reflect future tax effects of temporary differences between the tax and financial reporting basis of the Corporation’s assets and liabilities measured using enacted tax laws and statutory tax rates applicable to the periods when the temporary differences will affect taxable income. When necessary, deferred tax assets are reduced by a valuation allowance, if based on the weight of available positive and negative evidence, it is more likely than not that some portion or all the deferred tax assets will not be realized. As of December 31, 2023 and 2022, the Company has $16.0 million and $28.9 million, respectively, in valuation allowance against its deferred tax assets.

The Company decreased its valuation allowance by $300,000 due to currency fluctuations on foreign net operating losses. In addition, the company determined, that based on current and forecasted earnings of the Korean entity, the future tax benefits of the Korean deferred tax assets would be realized at the lower corporate tax rate of 9%. Therefore, there was a decrease of $16.4 million to the Korean deferred tax asset and valuation allowance. The overall impact to the valuation allowance for the year was a net decrease of $12.8 million.

At December 31, 2023, the Company has U.S net operating losses (“NOL”) carryforwards of $10.7 million, with an indefinite carryforward, state NOL carryforwards of $10.5 million which will expire at various dates beginning 2042 and Korean NOL carryforwards of $99 million which will expire at various dates beginning in 2025.

The Korean NOLs carryover for 2022 are historical NOLs generated in years prior to the acquisition that stay with the corporate entity. NOLs generated prior to 2020 have a 10 year carryover, and NOLs generated in years 2020 and later have a 15 year carryforward.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income and taxes may be limited. In general, an “ownership change” generally occurs if there is a cumulative change in the Company’s ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. The Company had an ownership change within the meaning of IRC Sec 382 in May of 2022. The Company has not performed an analysis to determine the annual limitation of the use of the U.S. NOLs going forward.

As of December 31, 2023, we have not provided taxes on undistributed earnings of our foreign subsidiaries, which may be subject to foreign withholding taxes upon repatriation, as we consider these earnings indefinitely reinvested. Our indefinite reinvestment determination is based on the future operational and capital requirements of our domestic and foreign operations. We expect our international cash and cash equivalents and marketable securities will continue to be used for our foreign operations and therefore do not anticipate repatriating these funds. As of December 31, 2023, it is not practical to calculate the unrecognized deferred tax liability on these earnings due to the complexities of the utilization of foreign tax credits and other tax assets.

The Company files income tax returns in the U.S., Korea and various state jurisdictions. The Company is not currently under audit for the open years 2020 through 2023 in the U.S. federal and state tax jurisdictions and 2018 through 2023 in Korea. Carryforward attributes that were generated in earlier periods remain subject to examination to the extent the year in which they were used or will be used remains open for examination.

15.	Subsequent Events

The Company did not identify any subsequent events that require adjustment or disclosure in the consolidated financial statements, other than what has already been disclosed in the notes to the consolidated financial statements and below.

In January and February 2024, the Company completed additional closes of the December 2023 Convertible Notes pursuant to which (i) the Company issued new notes with the principal amount of $738,000 and (ii) $240,000 of April 2023 Convertible Notes were exchanged for December 2023 Convertible Notes.

In January 2024, we received proceeds from a Senior Secured Promissory Note (the “Secured Note”) in the amount of $750,000 from our founder and director, Hoyoung Huh (the “Key Company Stockholder”). In accordance with the terms of the Secured Note, the Company, together with its subsidiaries, also entered into a Security Agreement with Dr. Huh (the “Security Agreement”). The Secured Note has a maturity date on January 23, 2025 and carries an interest rate of 15% per annum. As security for payment of the Secured Note, the Security Agreement grants and assigns to Dr. Huh a security interest in all of the assets of the Company and its subsidiaries.

In May 2024, the Company entered into a secured convertible promissory note agreement pursuant to which the Company issued convertible notes in the aggregate principal amount of $1,324,500 (the “May 2024 Convertible Notes”).

In July 2024, the Company completed a final closing of the May 2024 Convertible Notes and entered into a secured convertible promissory note agreement pursuant to which the Company issued convertible notes in the aggregate principal amount of $2,175,000 (the “May 2024 Convertible Notes”).

The May 2024 Convertible Notes carry an interest rate of 10% per annum, have a maturity date of December 18, 2024. The terms of the May 2024 Convertible Notes provide for automatic conversion of the outstanding principal amount of the notes and all accrued and unpaid interest upon a business combination (as defined in the agreement) into the Company common stock at the Conversion Price. The Conversion Price is determined by reference to the purchase price payable in connection with such business combination, multiplied by 50%, where the price per share of the common stock is determined by reference to the 30-day volume weighted average price of our common stock on the public exchange immediately prior to conversion. In conjunction with the May 2024 Convertible Notes, we entered into the Security Agreement which grants and assigns the May 2024 convertible note holders a senior security interest in all of the assets of the Company and its subsidiaries.

In consideration for its services in respect of the financing described above, the Company paid Paulson Investment Company, LLC (the “May 2024 Placement Agent”) the commission of $200,000. Further, upon conversion of the May 2024 Convertible Notes into Common Stock of the Company, the May 2024 Placement Agent will receive shares of restricted common stock of the Company equal to 4% of the total number of shares of common stock received upon conversion of May 2024 Convertible Notes on certain notes with a principal value of $2,500,000.

ANNEX A – MERGER AGREEMENT

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

AKARI THERAPEUTICS, PLC,

PEGASUS MERGER SUB, INC.

AND

PEAK BIO, INC.

Dated as of March 4, 2024

EXHIBITS

Exhibit A:	Form of Company Voting Agreement
Exhibit B:	Form of Parent Voting Agreement

Index of Defined Terms

Section
AAA	6.18(e)
Accounting Firm	6.18(e)
Action	3.13
Adjusted Option	2.4(b)
Adjusted Warrant	2.4(a)
Agreement	Preamble
Antitrust Laws	10.1
Anti-Corruption Laws	3.23(a)
Assignee	9.5(a)
Bankruptcy and Equity Exception	3.2(a)
Book-Entry Share	2.1(c)
Business Day	10.1
Capitalization Date	3.5(a)
Cash Determination Time	6.18(a)
Certificate	2.1(c)
Certificate of Merger	1.2
Chairman Appointment	1.6
Closing	1.3
Closing Date	1.3
Code	2.4(b)
Collective Bargaining Agreements	3.18(b)
Company	Preamble
Company Acquisition Proposal	10.1
Company Adverse Recommendation Change	5.3(c)
Company Board	Recitals
Company Charter	10.1
Company Charter Documents	3.1(c)
Company Common Stock	Recitals
Company Disclosure Letter	Section 3
Company Equity Plan	10.1
Company Financial Advisors	3.25
Company Foreign Plan	10.1
Company Furnished Document	3.7(a)
Company Insurance Policies	3.22(a)
Company Intellectual Property	3.15(a)
Company Intervening Event	10.1
Company Leased Real Property	3.14(b)
Company Material Adverse Effect	10.1
Company Material Contracts	3.12(a)
Company Net Cash Schedule	6.18(a)
Company Option	2.4(b)
Company Permits	3.20(a)
Company Permitted Liens	10.1
Company Plan	10.1
Company Preferred Stock	3.5(a)
Company Real Property Lease	3.14(b)
Company Recommendation	3.2(b)
Company Registered Intellectual Property	3.15(b)
Company Regulatory Agency	3.20(a)

Section
Company Representatives	5.3(a)
Company Related Persons	3.28
Company SEC Documents	3.7(a)
Company Securities	5.1(b)(ii)
Company Stockholder Approval	3.2(a)
Company Stockholders Meeting	6.2(a)
Company Superior Proposal	10.1
Company Systems	3.15(o)
Company Voting Agreement	Recitals
Company Warrant	10.1
Confidentiality Agreement	10.1
Contract	10.1
Copyrights	10.1
Deposit Agreement	10.1
Determination Date	6.18(a)
Dispute Notice	6.18(c)
Dissenting Shares	2.3
DGCL	Recitals
EDGAR	Section 3
Effective Time	1.2
Employee Benefit Plan	10.1
Environmental Claim	10.1
Environmental Laws	10.1
Environmental Liability	10.1
Environmental Permits	10.1
Equity Interest	10.1
ERISA	10.1
ERISA Affiliate	10.1
Exchange Act	10.1
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Exchange Ratio	10.1
FCPA	10.1
FDA	3.20(a)
FDCA	3.20(a)
Form S-4	3.8
GAAP	10.1
Global Trade Control Laws	10.1
Government Official	10.1
Governmental Authority	10.1
Hazardous Materials	10.1
Healthcare Laws	10.1
HSR Act	10.1
Inbound IP Agreements	3.15(a)
Indebtedness	10.1
Indemnified Party	6.9(a)
Intellectual Property	10.1
Intentional Breach	10.1
IP Agreements	3.15(g)
IP Governmental Authority	10.1
IRS	3.17(a)

Section
Knowledge of Parent	10.1
Knowledge of the Company	10.1
Law	10.1
Lien	10.1
material weakness	3.7(g)
Maximum Premium	6.9(c)
Merger	1.1(a)
Merger Sub	Preamble
Merger Sub Common Stock	2.1
Minimum Amount	6.16
Nasdaq	4.2
Net Cash Schedule	6.18(b)
OFAC	10.1
Owned Company Intellectual Property	10.1
Outbound IP Agreements	3.15(g)
Parent	Preamble
Parent Acquisition Proposal	10.1
Parent ADSs	Recitals
Parent Adverse Recommendation Change	5.4(c)
Parent Board	Recitals
Parent Charter Documents	4.1(c)
Parent Disclosure Letter	Section 4
Parent Furnished Documents	4.7(a)
Parent Inbound IP Agreements	4.15(f)
Parent Insurance Policies	4.22(a)
Parent Intellectual Property	4.15(a)
Parent Intervening Event	10.1
Parent IP Agreements	4.15(g)
Parent Leased Real Property	4.14(b)
Parent Material Adverse Effect	10.1
Parent Material Contracts	4.12(a)
Parent Net Cash Schedule	6.18(b)
Parent Options	4.5(b)
Parent Ordinary Shares	Recitals
Parent Permits	4.20(a)
Parent Permitted Liens	10.1
Parent Plan	10.1
Parent Real Property Lease	4.14(b)
Parent Recommendation	4.2(b)
Parent Registered Intellectual Property	4.15(b)
Parent Regulatory Agency	4.20(a)
Parent Related Person	3.28
Parent Representatives	5.4(a)
Parent RSUs	4.5(b)
Parent SEC Documents	4.7(a)
Parent Securities	5.2(b)(ii)
Parent Shareholder Approval	4.2(a)
Parent Shareholder	Recitals
Parent Shareholders Meeting	6.2(b)
Parent Superior Proposal	10.1
Parent Systems	4.15(o)

Section
Parent Voting Agreement	Recitals
Patents	10.1
Per Share Merger Consideration	2.1(c)
Person	10.1
PHSA	3.20(a)
PIPE Investment	6.16
Pre-Closing Period	5.1(a)
Preparing Party	6.18(c)
Proxy Statement/Prospectus	3.8
Redomiciliation	6.17
Release	10.1
Response Date	6.18(c)
Restraints	7.1(c)
Restricted Market	10.1
Restricted Party	10.1
Reviewing Party	6.18(c)
Rights Agent	Recitals
Sarbanes-Oxley Act	10.1
SEC	10.1
Securities Act	10.1
Software	10.1
Transaction Litigation	6.7
Subscription Agreement	6.16
Subsidiary	10.1
Surviving Corporation	1.1(a)
Takeover Laws	3.27
Tax	10.1
Tax Return	10.1
Tax Sharing Agreements	10.1
Termination Date	8.1(d)(i)
Termination Fee	10.1
third party	10.1
third-party Intellectual Property	10.1
Trade Secrets	10.1
Trademarks	10.1
Treasury Regulation	10.1
Union	3.18(b)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 4, 2024, is among Akari Therapeutics, Plc (“Parent”), a public company limited by shares incorporated in England and Wales, Pegasus Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Parent, and Peak Bio, Inc. (the “Company”), a Delaware corporation.

R E C I T A L S

WHEREAS, the Board of Directors of Parent (the “Parent Board”) and the Board of Directors of the Company (the “Company Board”) have determined that a business combination between Parent and the Company presents the opportunity for their respective companies to achieve long-term financial and strategic benefits and accordingly have determined to effect a business combination upon the terms and conditions set forth in this Agreement;

WHEREAS, the Parent Board and the Company Board propose to effect such business combination, pursuant to which Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent, as more fully provided in this Agreement;

WHEREAS, the Board of Directors of Merger Sub has approved this Agreement and the transactions contemplated hereby, including the Merger, and has resolved to recommend that the sole stockholder of Merger Sub adopt this Agreement, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and upon the terms and subject to the conditions set forth herein;

WHEREAS, the Company Board has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of, the Company and the holders of outstanding shares of the common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”), (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and (iii) subject to the terms and conditions of this Agreement, has resolved to recommend that the holders of shares of Company Common Stock adopt this Agreement;

WHEREAS, the Parent Board has (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are advisable, fair to and in the best interests of the holders of ordinary shares, nominal value $0.0001 per share, of Parent (the “Parent Ordinary Shares”), as a whole, with each Parent American Depository Share representing two thousand (2,000) Parent Ordinary Shares (“Parent ADSs”) legally issued in accordance with the Deposit Agreement (such holders of Parent Ordinary Shares, including Parent Ordinary Shares represented by Parent ADSs, collectively, the “Parent Shareholders”), (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and (iii) subject to the terms and conditions of this Agreement, has resolved to recommend that the Parent Shareholders authorize the Parent Board to allot all Parent Ordinary Shares to be issued in connection with the Merger and approve the issuance of Parent Ordinary Shares to be represented by Parent ADSs in connection with the Merger as provided in Section 2;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain stockholders of the Company have executed and delivered a voting agreement in the form set forth in Exhibit A attached hereto, dated as of the date hereof, by and between Parent and such stockholders (the “Company Voting Agreement”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, certain shareholders of Parent have executed and delivered a voting agreement in the form set forth in Exhibit B attached hereto, dated as of the date hereof, by and between the Company and such shareholders (the “Parent Voting Agreement”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the other transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties covenants and agreements set forth herein, the parties hereto agree as follows:

SECTION 1

THE MERGER

1.1 The Merger.

(a) Subject to the terms and conditions of this Agreement, at the Effective Time, the Company and Merger Sub shall consummate a merger (the “Merger”), in accordance with the DGCL, pursuant to which (i) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (ii) the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware, (iii) the corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger and (iv) the Surviving Corporation shall succeed to and assume all the rights and obligations of Merger Sub and the Company in accordance with the DGCL. As a result of the Merger, the Surviving Corporation shall become a wholly owned subsidiary of Parent.

(b) At the Effective Time, by virtue of the Merger, the Certificate of Incorporation of the Surviving Corporation, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety to read as the Certificate of Incorporation of Merger Sub in effect immediately prior to the Effective Time, except that all references therein to Merger Sub shall be deemed to be references to the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

(c) At the Effective Time, by virtue of the Merger, the By-Laws of the Surviving Corporation, as in effect immediately prior to the Effective Time, shall be amended and restated in their entirety to read as the By-Laws of Merger Sub in effect immediately prior to the Effective Time, except that all references therein to Merger Sub shall be deemed to be references to the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

1.2 Effective Time. Parent, Merger Sub and the Company shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be filed on the Closing Date or on such other date as Parent and the Company may agree, with the Secretary of State of the State of Delaware as provided in the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or such later time and date as may be agreed by Parent and the Company in writing and specified in the Certificate of Merger, and such time on such date is referred to herein as the “Effective Time”.

1.3 Closing. The closing of the Merger (the “Closing”) shall take place as early as practicable on a date to be specified by the parties hereto, which shall be no later than the third (3rd) Business Day after satisfaction or valid waiver of all of the conditions to Closing set forth in Section 7, except for any such conditions that by their nature may only be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing (the “Closing Date”), by electronic exchange of deliverables, unless another date, time or place is agreed to in writing by the parties hereto.

1.4 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Certificate of Incorporation and By-Laws.

1.5 Subsequent Actions. At and after the Effective Time, the Merger shall have the effects set forth in the DGCL. If at any time after the Effective Time the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each such corporation or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

1.6 Post-Merger Operations. The Parent Board shall take all necessary corporate action to cause the following to occur as of the Effective Time: (a) the directors constituting the Parent Board shall consist of seven (7) directors, with three (3) directors designated by Parent, three (3) directors designated by the Company (provided, that, one such designee shall be the non-executive chairman as set forth on Section 1.6(b) of the Parent Disclosure Letter) and one (1) director designated by Parent and the Company by mutual agreement, subject to such individuals’ ability and willingness to serve and (b) the non-executive chairman of the Parent Board be designated in accordance with the provisions of Section 1.6(b) of the Parent Disclosure Letter (the “Chairman Appointment”), subject to such individual’s ability and willingness to serve. In the event any designee becomes unable or unwilling to serve as a director on the Parent Board or chairman of Parent as of the Effective Time, a replacement for such designee shall be determined by Parent and the Company by mutual agreement. Parent shall take all necessary actions to procure resignations of directors of the Parent Board in a form reasonably acceptable to the Company (the “Resignations”) such that, at the Effective Time, the Parent Board is determined in accordance with this Section 1.6.

SECTION 2

CONVERSION OF SECURITIES

2.1 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any shares of Company Common Stock or any shares of common stock of Merger Sub (“Merger Sub Common Stock”):

(a) Merger Sub Common Stock and Surviving Corporation Stock. Each issued and outstanding share of Merger Sub Common Stock immediately prior to the Effective Time shall be converted into and become one share of the Surviving Corporation with the rights, powers and privileges set forth in the Certificate of Incorporation and the By-Laws of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. All shares of Company Common Stock that are held by the Company as treasury stock and any shares of Company Common Stock owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion of Shares of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than shares of Company Common Stock to be cancelled in accordance with Section 2.1(b)

and Dissenting Shares) shall be converted into the right to receive Parent ADSs representing a number of Parent Ordinary Shares equal to the Exchange Ratio, each such share duly and validly issued against the deposit of the requisite number of Parent Ordinary Shares in accordance with the Deposit Agreement (the “Per Share Merger Consideration”) plus, if applicable, any Additional Per Share Merger Consideration payable in accordance with Section 2.6; provided, that after taking into account all of the Certificates and Book-Entry Shares delivered by or on behalf of any holder, the number of Parent Ordinary Shares deposited in accordance with the Deposit Agreement and the Parent ADSs issued to such holder shall, in each case, be rounded down to the nearest whole Parent Ordinary Share or Parent ADS, as applicable, and no fractional Parent Ordinary Shares shall be deposited and no fractional Parent ADSs shall be issued. From and after the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share (a “Book-Entry Share”) that immediately prior to the Effective Time represented outstanding shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration (plus, if applicable, any Additional Per Share Merger Consideration payable in accordance with Section 2.6) and any dividends or other distributions declared by the Company Board having a record date prior to the Effective Time which remain unpaid as of the Effective Time, without interest thereon, together with any dividends or other distributions to which holders thereof are entitled pursuant to Section 2.2(c), upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.2.

(d) Adjustments. If at any time during the period between the date of this Agreement and the Effective Time (or, in the case of the Additional Per Share Merger Consideration, the applicable date of determination pursuant to Section 2.6), any change in the issued shares of Company Common Stock, Parent Ordinary Shares or Parent ADSs, as the case may be, shall occur as a result of any reclassification, stock split (including a reverse stock split), combination, exchange, readjustment, stock dividend or stock distribution or any similar event, the Per Share Merger Consideration, the Additional Per Share Merger Consideration (if any) and any other similarly dependent items (including any amounts payable pursuant to Section 2.4) shall be equitably adjusted to provide to the holders of shares of Company Common Stock, Company Options, Company Warrants and other awards under the Company Equity Plan the same economic effect as contemplated by this Agreement prior to such action; provided, that nothing in this Section 2.1(d) shall be deemed to permit any party hereto to take any action that is prohibited under either Section 5.1(b) or 5.2(b) or that is not otherwise permitted by this Agreement.

2.2 Exchange of Certificates and Book-Entry Shares.

(a) Exchange Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent for the holders of shares of Company Common Stock in connection with the Merger (the “Exchange Agent”) and to receive the consideration to which holders of shares of Company Common Stock shall become entitled pursuant to Section 2.1(c). Parent shall, at or prior to the Closing, (i) deposit with the Exchange Agent Parent ADSs evidencing or (ii) provide the Exchange Agent an uncertificated Parent ADS book-entry representing the aggregate number of Parent ADSs that are issuable pursuant to Section 2.1(c) (such Parent ADSs, together with any distributions or dividends with respect thereto as provided in Section 2.2(c), being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures.

(i) As promptly as practicable after the Effective Time (but in no event later than five (5) Business Days following the Effective Time), the Exchange Agent shall mail to each holder of record of a Certificate representing shares of Company Common Stock, whose shares were converted pursuant to Section 2.1(c) into the right to receive the Per Share Merger Consideration: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to a Certificate shall pass, only upon delivery of such Certificate to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify); and (ii) instructions for effecting the surrender of the Certificates in exchange for payment of the Per Share Merger Consideration plus, if applicable, any Additional Per Share Merger Consideration payable in accordance with

Section 2.6. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed and properly completed, the holder of such Certificate shall be entitled to receive in exchange therefor the Per Share Merger Consideration (plus, if applicable, any Additional Per Share Merger Consideration payable in accordance with Section 2.6) for each share of Company Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Per Share Merger Consideration as contemplated by this Section 2.2 plus, if applicable, any Additional Per Share Merger Consideration payable in accordance with Section 2.6 and shall not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, the Company or the Surviving Corporation. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, the issuance of Parent ADSs or book-entries permitting the proper number of Parent ADSs, together with a check for any cash to be paid upon due surrender of the Certificate, shall be made to such transferee (after giving effect to any required Tax withholdings as provided in Section 2.5) if the Certificate formerly representing such shares is presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any and all transfer and other Taxes required by reason of the issuance to such transferee have been paid or are not applicable.

(ii) Notwithstanding anything to the contrary in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Per Share Merger Consideration that such holder is entitled to receive pursuant to this Section 2 plus, if applicable, any Additional Per Share Merger Consideration payable in accordance with Section 2.6. In lieu thereof, each holder of record of one or more Book-Entry Shares whose shares of Company Common Stock were converted into the right to receive the Per Share Merger Consideration plus, if applicable, any Additional Per Share Merger Consideration payable in accordance with Section 2.6 shall upon receipt by the Exchange Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Exchange Agent may reasonably request), be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, the Per Share Merger Consideration plus, if applicable, any Additional Per Share Merger Consideration payable in accordance with Section 2.6, in each case, in respect of each such share of Company Common Stock, and the Book-Entry Shares of such holder shall forthwith be cancelled.

(c) Distributions with Respect to Unexchanged Shares. All Parent ADSs to be issued pursuant to the Merger (and all Parent Ordinary Shares represented thereby) shall be deemed issued and outstanding as of the Effective Time; provided that no dividends or other distributions with respect to Parent ADSs (or Parent Ordinary Shares represented thereby) with a record date after the Effective Time shall be paid to the former holder of any Company Common Stock until such holder shall surrender such shares in accordance with this Section 2.2. Subject to the effect of applicable Law: (i) at the time of the surrender of any such shares of Company Common Stock for exchange in accordance with the provisions of this Section 2.2, there shall be paid to the surrendering holder, without interest, the amount of dividends or other distributions declared by the Parent Board (having a record date after the Effective Time but on or prior to surrender and a payment date on or prior to surrender) not theretofore paid with respect to the number of whole Parent ADSs that such holder is entitled to receive; and (ii) at the appropriate payment date and without duplicating any payment made under clause (i) above, there shall be paid to the surrendering holder, without interest, the amount of dividends or other distributions (having a record date after the Effective Time but on or prior to surrender and a payment date subsequent to surrender) payable with respect to the number of whole Parent ADSs that such holder receives.

(d) Transfer Books; No Further Ownership Rights in Shares of Company Common Stock. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of Certificates or Book-Entry Shares evidencing ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Section 2.2(d).

(e) Treatment of Fractional Parent ADSs. Notwithstanding any other provision of this Agreement, no fractional Parent ADSs shall be issued in exchange for any Company Common Stock or in respect of any Adjusted Warrant or Adjusted Option, and no holder of any of the foregoing shall be entitled to receive a fractional Parent ADS. Furthermore, no holder of a fractional share of Company Common Stock, if any, shall receive or be entitled to receive any aggregate consideration with respect to such fractional share. No scrip representing fractional Parent ADSs or book-entry credit of the same shall be issued in the Merger and, except as provided in this Section 2.2(e), no dividend or other distribution, stock split or interest shall relate to any such fractional share, and such fractional share shall not entitle the owner thereof to vote or to any other rights of a Parent Shareholder or to any other aggregate consideration. The number of Parent ADSs to which a former holder of Company Common Stock, Company Warrants or Company Options is entitled under the terms hereof shall (after taking into account all of the Certificates and Book-Entry Shares delivered by or on behalf of such holder), be rounded down to the nearest whole number of Parent ADSs.

(f) Termination of Exchange Fund; No Liability. Any portion of the Exchange Fund deposited with the Exchange Agent that remains undistributed to holders of Certificates or Book-Entry Shares as of twelve (12) months after the Effective Time shall be delivered to the Parent (subject to abandoned property, escheat or similar Law). Notwithstanding the foregoing, none of Parent, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any holder of a Certificate or Book-Entry Share for Per Share Merger Consideration or Additional Per Share Merger Consideration delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar Law. If Certificates and Book-Entry Shares are not surrendered prior to the fifth (5th) anniversary of the Closing Date (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority), unclaimed Per Share Merger Consideration or Additional Per Share Merger Consideration payable with respect to such shares of Company Common Stock shall, to the extent permitted by applicable Law, become the property of Parent or as otherwise determined by Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such customary amount as Parent may reasonably direct as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the applicable Per Share Merger Consideration or, if applicable, the Additional Per Share Merger Consideration with respect thereto.

2.3 Dissenting Shares. Notwithstanding any provision in this Agreement to the contrary, any share of Company Common Stock outstanding as of immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such share in accordance with Section 262 of the DGCL (such shares of Company Common Stock, collectively, “Dissenting Shares”) will not be converted into the right to receive the Per Share Merger Consideration or Additional Per Share Merger Consideration. At the Effective Time, all Dissenting Shares will no longer be outstanding and automatically will be cancelled and will cease to exist, and, except as otherwise provided by applicable Laws, each holder of Dissenting Shares will cease to have any rights with respect to the Dissenting Shares, other than such rights as are granted under Section 262 of the DGCL. Holders of such Dissenting Shares will be entitled to receive payment for the appraised value of such Dissenting Shares as determined in accordance with Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses the right to appraisal, each such Dissenting Share will be treated as if it had been converted as of the Effective Time into the right to receive the Per Share Merger Consideration plus, if applicable, any

Additional Per Share Merger Consideration, in each case without interest thereon, upon surrender of such shares of Company Common Stock in the manner provided in Section 2.2. The Company will give Parent prompt notice of any demands received by the Company for appraisal of shares and withdrawals of any such demand, and any other communications delivered to the Company pursuant to or in connection with Section 262 of the DGCL, and Parent shall have the opportunity to participate in all negotiations and proceedings with respect to such demands (including settlement offers). The Company shall not, except with the prior written consent of Parent, make any payment, or offer or agree to make any payment, with respect to any demands for appraisal or offer to settle or settle any such demands.

2.4 Company Warrants and Company Compensatory Awards.

(a) At the Effective Time, each Company Warrant outstanding immediately prior to the Effective Time shall be converted into and exchangeable for warrants to purchase a number of Parent Ordinary Shares or Parent ADSs, as determined by Parent (each, an “Adjusted Warrant”), on substantially similar terms and subject to substantially similar conditions as were applicable to such Company Warrant immediately prior to the Effective Time, except (i) for terms rendered inoperative by reason of the transactions contemplated by this Agreement, (ii) as provided in the following sentence and (iii) such amendments to the terms of the Adjusted Warrants as are necessary to comply with applicable Law. The number of Parent Ordinary Shares (or the number of Parent Ordinary Shares underlying Parent ADSs, as applicable) subject to each Adjusted Warrant shall be equal to the number of shares of Company Common Stock issuable upon exercise of such Company Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, with any fractional Parent Ordinary Shares or Parent ADSs rounded down to the nearest whole Parent Ordinary Shares or Parent ADS, as applicable, and the exercise price with respect to each Parent Ordinary Share (or each Parent Ordinary Share underlying Parent ADSs, as applicable) underlying such Adjusted Warrant shall be equal to the exercise price of such Company Warrant immediately prior to the Effective Time divided by the Exchange Ratio. The grant of the Adjusted Warrants shall be effected as of the Effective Time, or as soon thereafter as is reasonably practicable, taking into account Parent’s administrative procedures. The Adjusted Warrants shall be further adjusted, if applicable, in accordance with the terms of this Section 2.4(a) (mutatis mutandis) to give effect to the impact of the Additional Exchange Ratio pursuant to Section 2.6.

(b) Immediately prior to the Effective Time, each option to acquire shares of Company Common Stock (each such option, a “Company Option”) that is then outstanding and unexercised, whether or not vested, shall be assumed and converted into an option to purchase a number of Parent Ordinary Shares or Parent ADSs, as determined by Parent (each, an “Adjusted Option”), on the same terms and subject to the same conditions as were applicable to such Company Option immediately prior to the Effective Time, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement, such other administrative or ministerial changes as in the reasonable determination of Parent are appropriate to conform the administration of the Adjusted Options with other awards under Parent’s equity plans, and except as provided in the following sentence. The number of Parent Ordinary Shares (or the number of Parent Ordinary Shares underlying Parent ADSs, as applicable) subject to the Adjusted Option shall be equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, with any fractional Parent Ordinary Shares or Parent ADSs rounded down to the nearest whole Parent Ordinary Share or Parent ADS, as applicable. The exercise price per share of such Adjusted Option shall be equal to the quotient of (A) the exercise price per share subject to such Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio, with any fractional cents rounded up to the nearest whole cent. The exercise price with respect to each Parent Ordinary Share (or each Parent Ordinary Share underlying Parent ADSs, as applicable) underlying any such Adjusted Option and the number of Parent Ordinary Shares (or Parent Ordinary Shares underlying Parent ADSs, as applicable) relating to any such Adjusted Option shall be determined in a manner consistent with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the applicable regulations promulgated thereunder; and, in the case of any Company Option to which Section 422 of the Code applies, the exercise price per share of any such Adjusted Option and the number of Parent Ordinary Shares or Parent ADSs, as applicable, relating to any such Adjusted Option shall be determined in accordance in a manner that satisfies the requirements of Section 424(a) of the Code. The Adjusted Options shall be further adjusted, if applicable, in accordance with the terms of this Section 2.4(b) (mutatis mutandis) to give effect to the impact of the Additional Exchange Ratio pursuant to Section 2.6.

(c) As of the Effective Time, the Company Equity Plan shall terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any Equity Interest or other interest in respect of the capital stock of the Company shall be cancelled without consideration payable therefor, except to the extent provided in this Section 2.4.

(d) Prior to the Effective Time, the Company Board (or the appropriate committee of the Company Board) shall adopt such resolutions and shall take such other actions as are required to approve the transactions contemplated by this Section 2.4. Prior to adopting any such resolutions, the Company shall provide Parent with a reasonable opportunity to review and comment upon such resolutions and shall consider any comments from Parent thereon in good faith.

(e) Parent shall file and cause to be effective as of no later than thirty (30) days following the Closing Date an effective registration statement under the Securities Act on Form S-8 or other applicable form under the Securities Act relating to Parent Ordinary Shares to be represented by Parent ADSs issuable with respect to all Adjusted Options and Parent shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement(s) for so long as such Adjusted Options remain outstanding.

2.5 Withholding. Parent (or, as directed by Parent, the Company or the Surviving Corporation) and any other applicable withholding agent shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any amounts payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of shares of Company Common Stock, Company Options, Parent ADSs or Parent Ordinary Shares such amounts as are required to be deducted or withheld therefrom under the Code or any provision of applicable Tax Law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld and remitted to the applicable Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person with respect to which such deduction and withholding was made.

2.6 Additional Company Merger Shares. If any Parent Licensing Deal Revenue or Company Licensing Deal Revenue is actually received in cash by Parent or the Surviving Corporation within one hundred and twenty (120) days following the Closing Date, and the amounts of such Parent Licensing Deal Revenue and/or Company Licensing Deal Revenue so received would result in a positive number of Additional Company Merger Shares (as determined in accordance with the calculation set forth in the definition thereof), then in addition to the Per Share Merger Consideration, each share of Company Common Stock shall have the right to receive an additional number of Parent ADSs (the “Additional Per Share Merger Consideration”) representing a number of Parent Ordinary Shares equal to the quotient obtained by dividing (a) such number of Additional Company Merger Shares by (b) the Company Outstanding Shares (the “Additional Exchange Ratio”). As promptly as practicable after the final determination of the Additional Per Share Merger Consideration and the Additional Exchange Ratio pursuant to this Section 2.6, Parent shall deposit into the Exchange Fund a number of Parent ADSs representing the aggregate Additional Per Share Merger Consideration issuable pursuant to this Section 2.6 and shall take all action necessary to cause the Exchange Agent to issue such Additional Per Share Merger Consideration in accordance with the procedures set forth in Section 2.2(b).

SECTION 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as expressly disclosed in the Company SEC Documents filed with or furnished to the SEC by the Company and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System

(“EDGAR”), in each case, prior to the date of this Agreement (but, in each case, excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature) or (ii) as set forth in the disclosure letter delivered by the Company to Parent (the “Company Disclosure Letter”) prior to the execution of this Agreement, which Company Disclosure Letter identifies items of disclosure by reference to a particular section or subsection of this Agreement (provided, however, that any information set forth in one section or subsection of the Company Disclosure Letter also shall be deemed to apply to each other section and subsection of this Agreement to which its applicability is reasonably apparent from the text of the disclosure), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Organization, Standing and Corporate Power.

(a) Each of the Company and its subsidiaries is a corporation or other legal entity duly organized and validly existing under the Laws of the jurisdiction of its incorporation, formation or organization, as the case may be, and has all requisite corporate, partnership or similar power and authority necessary to own, lease and operate all of its properties and assets and to carry on its business as currently conducted, except for such failures to be duly organized or validly existing or to have corporate, partnership or similar power or authority that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(b) Each of the Company and its subsidiaries is duly licensed or qualified to do business and is in good standing (or equivalent status, to the extent such concept exists) in each jurisdiction in which the nature of the business currently conducted by it or the character or location of the properties and assets currently owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing (or equivalent status) would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(c) The Company has made available to Parent true and complete copies of the Company Charter and by-laws of the Company (together, the “Company Charter Documents”) in each case, as amended to the date of this Agreement. The Company Charter Documents and organizational or governing documents of each of its subsidiaries are in full force and effect and the Company is not in violation of any of the provisions of the Company Charter Documents and none of the Company’s subsidiaries is in violation of any of the provisions of its organizational or governing documents except, in each case, where such failures or violations would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

3.2 Corporate Authorization.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and, subject to obtaining the Company Stockholder Approval, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the transactions contemplated hereby, have been duly authorized and adopted by the Company Board. Except for (i) obtaining the affirmative vote of the holders of a majority of the issued and outstanding shares of Company Common Stock in favor of the adoption of this Agreement and the Merger (the “Company Stockholder Approval”) and (ii) filing the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate action or proceeding on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (A) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (B) is subject to general principles of equity, whether considered in a proceeding at Law or in equity (clauses (A) and (B) together, the “Bankruptcy and Equity Exception”).

(b) At a meeting duly called and held, the Company Board, by resolutions duly adopted at such meeting (which resolutions have not as of the date hereof been subsequently rescinded, modified or withdrawn), has (i) unanimously determined that the terms of the Merger and the other transactions contemplated hereby are advisable, fair to and in the best interests of the Company and its stockholders, (ii) unanimously approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, (iii) unanimously resolved, subject to Section 5.3(c), to recommend that the Company’s stockholders adopt this Agreement and the transactions contemplated hereby (the “Company Recommendation”) and (iv) directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s stockholders for adoption.

3.3 Governmental Authorization. Except for (a) filings required under, and compliance with other applicable requirements of, (i) the Securities Act, the Exchange Act, and any other applicable federal securities Laws, (ii) state securities or “blue sky” Laws and (iii) the rules and regulations of the OTC Markets Group applicable with respect to its OTC Pink Market and (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, no consents or approvals of, or filings with, any Governmental Authority are necessary for the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, other than such other consents, approvals or filings that, if not obtained, made or given, would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. The Company does not engage in any activities that would require a mandatory filing pursuant to the United Kingdom’s National Security and Investment Act 2021 (including any related or ancillary regulations) as a result of the transactions contemplated by this Agreement.

3.4 No Conflict. Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Merger or the other transactions contemplated hereby, nor compliance by the Company with any of the provisions of this Agreement, shall (a) assuming that the Company Stockholder Approval is obtained, conflict with or violate the Company Charter Documents, (b) assuming that the consents, approvals and filings referred to in Section 3.3 and the Company Stockholder Approval are obtained and made, violate any Restraint or Law applicable to the Company or any of its subsidiaries, or (c) violate, breach, result in the loss of any benefit under, conflict with any provision of, or constitute a default (or an event which, with the notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, cause any payment under or accelerate the performance required by, or result in the creation of any Lien (other than a Company Permitted Lien) upon the respective properties or assets, of the Company or any of its subsidiaries under, any Company Material Contract, except in the case of clauses (b) and (c) as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

3.5 Capitalization.

(a) As of the close of business on February 29, 2024 (the “Capitalization Date”), the authorized capital stock of the Company consisted of (i) 60,000,000 shares of Company Common Stock, of which 22,632,843 shares were issued and outstanding and no shares were held in the treasury of the Company and (ii) 10,000,000 shares of the Company’s undesignated preferred stock, par value $0.0001 per share (“Company Preferred Stock”), of which no shares were issued and outstanding. There are no other classes of capital stock of the Company authorized or issued and outstanding. All issued and outstanding shares of the capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable, and no class of capital stock is entitled to preemptive rights.

(b) As of the Capitalization Date, the Company has reserved 4,150,470 shares of Company Common Stock for issuance pursuant to the Company Equity Plan. As of the Capitalization Date, there were outstanding (i) Company Options to acquire 1,394,808 shares of Company Common Stock and (ii) Company Warrants to acquire 9,911,397 shares of Company Common Stock. Section 3.5(b) of the Company Disclosure Letter sets a true and complete list as of the Capitalization Date of the outstanding Company Options and Company Warrants, including, with respect to each Company Option and Company Warrant, the number of shares of Company

Common Stock issuable thereunder or with respect thereto, the holder thereof and the exercise price (if any), and the Company has granted no other such awards since the Capitalization Date and prior to the date of this Agreement.

(c) From the close of business on the Capitalization Date through the date of this Agreement, there have been no issuances of shares of Company Common Stock, Company Preferred Stock or any other Equity Interests of the Company other than issuances of shares of Company Common Stock pursuant to the exercise of Company Options, in each case, outstanding as of the Capitalization Date under the Company Equity Plan. Except as set forth in this Section 3.5, as of the close of business on the Capitalization Date the Company has not granted any other Equity Interests or any other rights to a third party to acquire capital stock from the Company. Section 3.5(c) of the Company Disclosure Letter sets forth a true and complete list, as of the Capitalization Date, of each outstanding Company Option and, with respect to each such Company Option, (i) the number of shares of Company Common Stock subject to such Company Option, (ii) the vesting schedule thereof, including any accelerated vesting provisions, (iii) the status of the Company Option as an incentive stock option within the meaning of Section 422 of the Code, (iv) the name of the holder, (v) the date of grant, (vi) the expiration date and, (vii) the exercise price thereof. Not later than five (5) Business Days prior to the Effective Time, the Company shall update Section 3.5(c) of the Company Disclosure Letter as of the date of such update and provide such updated schedule to Parent. The Company has made available true and complete copies of the Company Equity Plan, all forms of award agreements thereunder and any agreement for any award under the Company Equity Plan that does not conform in all material respects to the form agreements under the Company Equity Plan. No Company Option has been granted with a per share exercise price that is less than the fair market value of a share of Company Common Stock on the date such Company Option was granted. Each Company Option was granted in accordance with the terms of the applicable Company Equity Plan and applicable Laws. The Company has the requisite power and authority, in accordance with the Company Equity Plan, the applicable award agreements and any other applicable Contract, to take the actions contemplated by Section 2.4.

(d) As of the close of business on the Capitalization Date, no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of the Company may vote are issued or outstanding.

(e) As of the date of this Agreement, (i) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries except for purchases, redemptions or other acquisitions of capital stock or other securities (A) required by the terms of the Company Equity Plan, (B) in order to pay Taxes or satisfy withholding obligations in respect of such Taxes in connection with awards under the Company Equity Plan or otherwise, or (C) as required by the terms of, or necessary for the administration of, any plans, arrangements or agreements existing on the date of this Agreement and set forth on Section 3.5(e) of the Company Disclosure Letter between the Company or any of its subsidiaries and any director or employee of the Company or any of its subsidiaries, (ii) there are no outstanding stock-appreciation rights, security-based performance units, restricted stock units, “phantom” stock or other security rights or other agreements, arrangements or commitments of any character (contingent or otherwise) to which the Company is a party, in each case pursuant to which any Person is entitled to receive any payment from the Company based in whole or in part on the value of any capital stock of the Company (other than under the Company Equity Plan), and (iii) there are no outstanding obligations of the Company to accelerate the vesting of any Equity Interests of the Company under any provision of the Company Equity Plan or any Contract or other agreement evidencing any outstanding Company Option.

(f) Except for the Company Voting Agreements, as of the date of this Agreement, there are no outstanding obligations of the Company (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the sales, issuance, repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or anti-dilutive rights with respect to any shares of Company Common Stock, Company Preferred Stock or other Equity Interests in the Company.

3.6 Subsidiaries.

(a) Other than the subsidiaries of the Company, the Company does not own or control, directly or indirectly, any membership interest, partnership interest, joint venture interest, other Equity Interest or any other capital stock of any Person, and there are no silent partnerships, sub-partnerships and/or similar rights with respect to the Company or any subsidiary of the Company.

(b) All outstanding shares of capital stock, voting securities or other Equity Interests of each subsidiary of the Company are duly authorized, validly issued, fully paid and non-assessable (where such concept is applicable under applicable Law) and all such securities are owned beneficially and of record by the Company or another wholly-owned subsidiary of the Company free and clear of all Liens (other than Company Permitted Liens). As of the date of this Agreement, other than the Company Voting Agreements, there are no outstanding obligations of any subsidiary of the Company (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the sales, issuance, repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or anti-dilutive rights with respect to any shares of Equity Interests in any subsidiary of the Company.

(c) There are no (i) outstanding options or other rights of any kind which obligate the Company or any of its subsidiaries to issue, transfer, sell or deliver any shares of capital stock, voting securities or other Equity Interests of any subsidiary of the Company or any securities or obligations convertible into, exchangeable or exercisable for any shares of capital stock, voting securities or other Equity Interests of a subsidiary of the Company or (ii) other options, calls, warrants or other rights, agreements, arrangements or commitments relating to the capital stock, voting securities or other Equity Interests of any subsidiary of the Company to which the Company or any of its subsidiaries is a party.

(d) Section 3.6(d) of the Company Disclosure Letter sets forth, as of the date hereof, for each of the Company’s subsidiaries and joint ventures: (i) its jurisdiction of organization, (ii) its authorized capital stock or other Equity Interests, (iii) the number of its outstanding shares of capital stock or other Equity Interests and type(s) of such outstanding shares of capital stock or other Equity Interests and (iv) the record owner(s) thereof. Except for the ownership of Equity Interests in the Company’s subsidiaries and investments in marketable securities and cash equivalents, none of the Company or any of its subsidiaries owns directly or indirectly any Equity Interest in any Person, or has any obligation or has made any commitment to acquire any such Equity Interest, to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise) in, any of its subsidiaries or any other Person that is or would reasonably be expected to be, individually or in the aggregate, material to the Company and its subsidiaries, taken as a whole.

3.7 SEC Filings and the Sarbanes-Oxley Act.

(a) All of the reports, statements, schedules, forms and other documents filed or required to be filed by the Company with the SEC (such reports, statements, schedules, forms and other documents filed by the Company and those filed by the Company subsequent to the date hereof, collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Company SEC Documents”) and all of the reports, statements, schedules, forms and other documents furnished or required to be furnished by the Company to the SEC (such reports, statements, schedules, forms and other documents furnished by the Company and those furnished by the Company subsequent to the date hereof, collectively, the “Company Furnished Documents”), in each case in respect of reporting periods commencing on or after January 1, 2021 (including any notice required under Section 13(r) of the Exchange Act) have been timely filed or furnished, as applicable. As of their respective filing dates, such Company SEC Documents and Company Furnished Documents complied, or, if not yet filed or furnished, shall comply, in all material respects with applicable Law, including the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and none of such Company SEC Documents or Company Furnished Documents as of their respective filing dates contained, and no Company SEC Document or Company Furnished Document as of their respective filing date shall contain, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has made available to Parent copies of all comment letters received by the Company from the SEC in respect of reporting periods commencing on or after January 1, 2021 and relating to such Company SEC Documents and Company Furnished Documents, together with all written responses of the Company thereto, other than such comment letters or responses available on EDGAR as of the date of this Agreement. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Documents or Company Furnished Documents. To the Knowledge of the Company, as of the date hereof, there are no internal or third party inquiries or investigations regarding accounting practices of the Company or otherwise regarding the Company.

(b) All of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Documents complied at the time they were filed in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing, were prepared in accordance with GAAP (except as may be indicated in the notes thereto), applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of the financial statements for any quarter of the current fiscal year, to normal year-end audit adjustments).

(c) Neither the Company nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its subsidiaries, on the one hand, and any unconsolidated Affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or other Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its subsidiaries in the Company’s or any of its subsidiaries’ published financial statements or any Company SEC Documents.

(d) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, in each case, with respect to the Company SEC Documents, and the statements contained in such certifications were true and complete on the date such certifications were made. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Document, except as disclosed in certifications filed with the Company SEC Documents. Since January 1, 2021 through the date of this Agreement, (i) neither the Company nor any of the Company’s subsidiaries have, nor, to the Knowledge of the Company, has any director or executive officer of the Company or any of the Company’s subsidiaries, received any material complaint, allegation, assertion or claim, that the Company or any of its subsidiaries has engaged in improper, illegal or fraudulent accounting or auditing practices, and (ii) to the Knowledge of the Company, no attorney representing the Company or any of its subsidiaries, whether or not employed by the Company or any of its subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.

(e) The Company has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) promulgated by the SEC under the Exchange Act) sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(f) The Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as required by Rules 13a-15(a) and 15d-15(a) of the Exchange Act, are reasonably designed to ensure that all information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is made known to the chief executive officer and the chief financial officer of the Company by others within the Company to allow timely decisions regarding required disclosure as required under the Exchange Act and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. The Company has evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(g) Since January 1, 2021, the Company has not received any oral or written notification of any (x) “significant deficiency” or (y) “material weakness” in the Company’s internal controls over financial reporting. There is no outstanding “significant deficiency” or “material weakness” which the Company’s independent accountants certify has not been appropriately and adequately remedied by the Company. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Auditing Standard No. 5 of the Public Company Accounting Oversight Board.

(h) The Company is in compliance in all material respects with all current listing and corporate governance requirements of the OTC Markets Group applicable with respect to its OTC Pink Market, and is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the SEC. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since January 1, 2021, neither the Company nor any of its subsidiaries has made, arranged, modified (in any material way), or forgiven personal loans to any executive officer or director of the Company. Since January 1, 2021, to the Knowledge of the Company, no employee of the Company or any of its subsidiaries has provided or is providing information to any law enforcement agency or Governmental Authority regarding the commission or possible commission of any crime or the violation or possible violation of any applicable legal requirements of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any of its subsidiaries.

3.8 Information Supplied. The information relating to the Company and its subsidiaries in the proxy statement to be provided to the Company’s stockholders in connection with the Company Stockholders Meeting and prospectus relating to the Parent ADSs (or the Parent Ordinary Shares represented thereby) to be offered pursuant to this Agreement and the Merger (such proxy statement and prospectus and any amendment thereof or supplement thereto, the “Proxy Statement/Prospectus”) and the registration statement on Form S-4 (of which the Proxy Statement/Prospectus shall form a part) with respect to the issuance of the Parent ADSs (or the Parent Ordinary Shares represented thereby) in the Merger (such registration statement together with the amendments and supplements thereto, the “Form S-4”) and any other documents filed or furnished with or to the SEC pursuant to the Securities Act or the Exchange Act, in each case in connection with the Merger shall not, on the date the Form S-4 is declared effective (and any amendment or supplement thereto), the date the Proxy Statement/Prospectus is mailed to the Company’s stockholders and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. No representation is made by the Company with respect to statements made in the

Proxy Statement/Prospectus, the Form S-4 or any other document filed or furnished with or to the SEC or pursuant to the Securities Act or the Exchange Act based on information supplied by Parent expressly for inclusion therein.

3.9 Absence of Certain Changes. Since September 30, 2023 through the date hereof, the Company and each of its subsidiaries have conducted their respective businesses in the ordinary course consistent with past practices in all material respects and there has not been (a) any event, occurrence, development or state of circumstances, facts or condition in such period that has had or would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect or (b) any action taken by the Company or any of its subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 5.1(b).

3.10 No Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on any balance sheet of the Company that is included in the Company SEC Documents; (b) as incurred after the date thereof in the ordinary course of business consistent with past practice, (c) arising out of or in connection with this Agreement or the transactions contemplated hereby; or (d) liabilities arising in the ordinary course of business in connection with the performance of obligations of the Company and its subsidiaries under Company contracts in effect as of the date hereof (other than those liabilities resulting from a breach thereof by the Company or any of its subsidiaries) the Company does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, in each case required by GAAP to be reflected or reserved against in the consolidated balance sheet of the Company and its subsidiaries (or disclosed in the notes to such balance sheet).

3.11 Compliance with Laws and Court Orders. Since January 1, 2021, the Company and its subsidiaries are and have been in compliance with all Laws applicable to them, any of their properties or other assets or any of their respective businesses or operations, except where any such failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, as of the date hereof, no investigation or review by any Governmental Authority with respect to the Company or any of its subsidiaries is pending or threatened except for any investigations or reviews that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.12 Material Contracts.

(a) As of the date of this Agreement, none of the Company, any of its subsidiaries or their respective properties or other assets is a party to or bound by any Contract (other than Company Plans):

(i) pursuant to which the Company, any of its subsidiaries or any other party thereto has material continuing obligations, rights or interests and including annual payments by the Company and its subsidiaries of $100,000 or more relating to the research, development, clinical trial, distribution, supply, manufacture, marketing or co-promotion of, or collaboration with respect to, any product candidate for which the Company or any of its subsidiaries is currently engaged in research or development, including but not limited to: (A) material manufacture or supply services or material Contracts with contract research organizations for clinical trials-related services; (B) material transfer Contracts for pre-clinical products or clinical products of the Company or any of its subsidiaries with commercial, pharmaceutical or biotechnology companies; (C) Contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any of its subsidiaries or income or revenues related to any clinical product candidate of the Company or any of its subsidiaries; and (D) Contracts pursuant to which the Company has minimum purchase or “most favored nation” obligations;

(ii) that contains any non-compete or exclusivity provision or limits or purports to limit, curtail or restrict the ability of the Company or any of its subsidiaries (or which following the consummation of the Merger and the other transactions contemplated hereby would reasonably be expected to limit the ability of the Surviving

Corporation) in a manner that is material to the business of the Company and its subsidiaries, taken as a whole, as currently conducted (A) to compete in any line of business, in any geographic area or with any Person and (B) to sell to or purchase from any other Person;

(iii) that requires or permits the Company, or any successor to, or acquirer of, the Company, to make any payment to another Person, or requires the consent of another Person, in each case in connection with a change of control of the Company or gives another Person a right to receive or elect to receive a change of control payment;

(iv) that is a joint-venture or partnership agreement or other similar agreement or arrangement;

(v) that (A) relates to the disposition or acquisition by the Company or its subsidiaries of a material amount of assets or equity interests in any Person (1) after the date of this Agreement, other than the sale of inventory in the ordinary course of business consistent with past practice, or (2) which contains any ongoing obligations (including sale of inventory, indemnification, purchase price adjustment, “earn-out” or other contingent obligations) that are still in effect that are reasonably likely to result in claims in excess of $50,000 or (B) pursuant to which the Company or its subsidiaries will acquire or dispose of any material ownership interest in any other person or other business enterprise other than the Company’s subsidiaries;

(vi) that is a loan or credit agreement, indenture, note or other Contract or instrument relating to or evidencing Indebtedness for borrowed money (including any guarantee thereto) or any Contract pursuant to which Indebtedness for borrowed money may be incurred or guaranteed, including any Contract that is a financial derivatives master agreement or confirmation, or futures account opening agreement and/or brokerage statement, evidencing financial hedging or similar trading activities;

(vii) that is a mortgage, pledge, security agreement, deed of trust, capital lease or similar agreement that creates or grants a Lien on any material property or asset of the Company or any of its subsidiaries, in each case involving annual payments of more than $100,000;

(viii) that is a Collective Bargaining Agreement;

(ix) that is a Contract providing for the issuance or sale of any equity securities of the Company or any of its subsidiaries;

(x) That is a settlement agreement, or agreement entered into in connection with a settlement agreement, corporate integrity agreement, consent decree, deferred prosecution agreement, or other similar type of agreement with any Governmental Authority or any other Person that has existing or contingent performance obligations;

(xi) that is a Contract granting a right of first refusal or first negotiation to any third party over any material assets of the Company;

(xii) that is a Contract, including any ancillary or subagreements thereto, with any contract research organization or other agreement, including any ancillary or subagreements thereto, with a third party which is conducting one or more clinical studies on behalf of the Company or its subsidiaries and is reasonably expected to require payment of more than $50,000 within twelve (12) months prior to or after the date of this Agreement;

(xiii) involves the use or license by the Company or its subsidiaries of any material Software used by the Company or its subsidiaries as presently conducted (other than non-customized Software subject to shrink-wrap, click-wrap and off-the-shelf or commercially available Software);

(xiv) is an IP Agreement of the type set forth in Section 3.15(f) or 3.15(g) of the Company Disclosure Letter or involves the joint development of products or technology with a third party that is material to the Company and its subsidiaries, taken as a whole; or

(xv) that is any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

(xvi) All Contracts, arrangements, commitments or understandings described in this Section 3.12(a), together with each Company Real Property Lease, shall be collectively referred to as the “Company Material Contracts.”

(b) Except, in each case, as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its subsidiaries, taken as a whole, as of the date hereof, (i) each of the Company Material Contracts is valid, binding and in full force and effect with respect to the Company and its subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto and enforceable, in all material respects, in accordance with its terms by the Company and its subsidiaries party thereto (subject to the Bankruptcy and Equity Exception); (ii) the Company and each of its subsidiaries has performed all material obligations required to be performed by them under the Company Material Contracts to which they are parties; (iii) to the Knowledge of the Company, each other party to a Company Material Contract has performed all material obligations required to be performed by it under such Company Material Contract and (iv) no party to any Company Material Contract has given the Company or any of its subsidiaries written notice of its intention to cancel, terminate, change the scope of rights under or fail to renew any Company Material Contract and neither the Company nor any of its subsidiaries, nor, to the Knowledge of the Company, any other party to any Company Material Contract, has repudiated in writing any material provision thereof. Neither the Company nor any of its subsidiaries has knowledge of, or has received written notice of, any violation or default under any Company Material Contract or any other Contract to which it is a party or by which it or any of its material properties or assets is bound, except for violations or defaults that have not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its subsidiaries, taken as a whole. True, unredacted and complete copies of all of the Company Material Contracts have been made available to Parent.

3.13 Litigation. There is no (nor since January 1, 2021 have there been any) material complaint, claim, action, charge, suit, arbitration, mediation, investigation or proceeding (each, an “Action”) (excluding external investigations of which the Company has no Knowledge) pending or, to the Knowledge of the Company, threatened, to which the Company or any of its subsidiaries are or were a party. There are no material outstanding judgments, writs, injunctions, decrees or orders of any Governmental Authority against or binding on the Company or its subsidiaries. There are no internal investigations or internal inquiries that, since January 1, 2021, have been conducted by or at the direction of the Company Board (or any committee thereof) concerning any financial, accounting or other misfeasance or malfeasance issues.

3.14 Properties.

(a) Neither the Company nor any of its subsidiaries owns or has ever owned any real property.

(b) Section 3.14(b) of the Company Disclosure Letter sets forth a true and complete list of all real property leased, subleased or otherwise occupied by the Company or any of its subsidiaries as tenant, subtenant or occupant as of the date of this Agreement and material to the business of the Company and its subsidiaries, taken as a whole (collectively, the “Company Leased Real Property”). No Company Real Property Lease is subject to any Lien, including without limitation, any right to the use or occupancy of any Company Leased Real Property, other than Company Permitted Liens. Each Company Real Property Lease constitutes the entire agreement between the parties thereto with respect to the Company Leased Real Property leased thereunder, and is, with respect to the Company or the applicable subsidiary of the Company, a valid and subsisting agreement in full force and effect and constitutes a valid, binding and enforceable obligation of the Company or the applicable subsidiary of the Company, subject to the Bankruptcy and Equity Exception. The Company has not received any written notice of termination or cancellation of or of a breach or default under any Company Real Property Lease that remains uncured as of the date of this Agreement nor, to the Knowledge of the Company, has any event occurred which, with notice or lapse of time or both, would constitute a breach or default under any such Company Real Property Lease, or permit the termination or cancellation of any such Company Real Property Lease. With respect to the Company Leased Real Property, Section 3.14(b) of the Company Disclosure Letter also contains a true and complete list as of the date hereof of all agreements under which the Company or any of its subsidiaries is, as of the date hereof, the landlord, sublandlord, tenant, subtenant or occupant that have not been terminated or expired as of the date hereof and are material to the business of the Company and its subsidiaries, taken as a whole (each a “Company Real Property Lease”). The Company has heretofore made available to Parent true and complete copies of the Company Real Property Leases.

(c) With respect to each of the Company Leased Real Properties, neither the Company nor any of its subsidiaries has exercised or given any notice of exercise of any option or right of first offer or right of first refusal to purchase, expand, renew or terminate contained in the Company Real Property Leases.

(d) Neither the Company nor any of its subsidiaries has received written notice of any proceedings in eminent domain, condemnation or other similar proceedings that are pending, and the Company has not received written notice threatening any such proceedings, in each case, affecting any material portion of the Company Leased Real Property. Neither the Company nor any of its subsidiaries has received written notice of the existence of any outstanding writ, injunction, decree, order or judgment or of any pending proceeding pertaining to or affecting any material portion of the Company Leased Real Property. As of the date hereof, none of the material improvements located on any parcel of Company Leased Real Property that is material to the business of the Company and its subsidiaries, taken as whole, has been damaged by a fire or other casualty and not been restored and repaired either (i) to substantially the same condition they were in prior to such event or (ii) to a condition necessary for the use of the Company in the ordinary course.

(e) To the Knowledge of the Company, there are no conditions or defects, latent or otherwise, to the Company Leased Real Property that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(f) None of the Company’s or its subsidiaries’ current use of the Company Leased Real Property violates any restrictive covenant of record that affects any of the Company Leased Real Property or any applicable Laws, in each case to the extent the same would reasonably be expected to have a Company Material Adverse Effect.

3.15 Intellectual Property.

(a) The Company, or its subsidiaries, owns, is licensed under agreements that are in full force and effect, or, to the Knowledge of the Company, otherwise has the right to use all Patents, Trademarks, Trade Secrets, Copyrights and all other Intellectual Property (including biological materials), all registrations of any of the foregoing, or applications therefor, that are material to the Company’s business as presently conducted (collectively, and along with the Company Registered Intellectual Property, the “Company Intellectual Property”). The Company and its subsidiaries possess sufficient rights pursuant to written agreements to use all material Company Intellectual Property not owned by the Company or its subsidiaries as such Company Intellectual Property are used in the Company’s business as presently conducted. Except as otherwise indicated in Section 3.15(a) of the Company Disclosure Letter, the Company or its subsidiaries is the sole and exclusive owner of all rights, title and interests in and to the Owned Company Intellectual Property, and, to the Knowledge of the Company, all Owned Company Intellectual Property is free and clear of all Liens (other than Company Permitted Liens).

(b) Section 3.15(b) of the Company Disclosure Letter sets forth as of the date hereof a true and complete list of all Patents, Trademarks that are trademark registration, applications and material common law marks, and registered Copyrights that are (i) owned (or purported to be owned) by the Company and its subsidiaries, (ii) exclusively licensed to the Company or its subsidiaries whereby ‘all substantial rights’ are licensed to the Company or its subsidiaries, or (iii) that are non-exclusively licensed to the Company or its subsidiaries and for which the Company or its subsidiaries controls prosecution thereof ((i), (ii), and (iii) are collectively, the “Company Registered Intellectual Property”), indicating for each (as applicable) the name of the current record owner(s), the applicable jurisdictions and the application or registration numbers, the registration date, and current status. The Company Registered Intellectual Property owned by the Company or its subsidiaries, and, to the Knowledge of the Company, all other Company Registered Intellectual Property, is subsisting and in full force and effect and has not been abandoned or adjudged invalid or unenforceable (other than such Company Registered Intellectual Property that has expired, lapsed or been abandoned). All Company Registered Intellectual Property which has been issued, granted or registered is, to the Company’s Knowledge, not invalid or unenforceable. Section 3.15(b) of the Company Disclosure Letter also sets forth, as of the date of this Agreement, a list of all internet domain names with respect to which the Company or its subsidiaries is the registrant and any social media handles registered by the Company or its subsidiaries.

(c) With respect to the material items of Company Registered Intellectual Property, the Company has maintained them in the ordinary course consistent with reasonable business practices. To the Knowledge of the Company, each of the Company’s or its subsidiaries’ owned Patents (excluding invention disclosures) that are material to the Company and its subsidiaries properly identifies each and every inventor of the claims thereof as determined in accordance with the laws of the jurisdiction in which such Patent was issued or such Patent application is pending. The named inventors of each of the Company’s, or its subsidiaries’, owned Patents that are material to the Company and its subsidiaries have assigned the applicable inventions for the Company’s, or its subsidiaries’, owned Patents to the Company, or its subsidiaries, respectively, and the inventor assignments have been recorded with the USPTO as applicable except where failure to do so would not be material. To the Knowledge of the Company and except as would not be material, all assignments to the Company or its subsidiaries of the Company Registered Intellectual Property owned by the Company, or its subsidiaries, respectively, are valid and enforceable.

(d) To the Knowledge of the Company and except as would not be material, since January 1, 2021, no third party has infringed upon, misappropriated, violated, or asserted any competing claim of right to use or own any of the Owned Company Intellectual Property or Company Registered Intellectual Property that is exclusively licensed to the Company, or one of its subsidiaries. There is no litigation, opposition, interference, inventorship challenge, refusal, cancellation, or proceeding pending, or asserted or threatened in writing, against the Company or its subsidiaries concerning the validity, registrability, enforceability, duration, scope, priority, ownership or other violation of any Company Owned Intellectual Property or Registered Intellectual Property exclusively licensed to the Company, or one of its subsidiaries except where the proceeding is not material; this representation does not apply to office actions in the ordinary course of prosecution. Since January 1, 2021, neither the Company nor its subsidiaries or its subsidiaries’ respective representatives have sent or otherwise made in writing any assertion to any third party regarding any material alleged or suspected infringement, misappropriation, dilution or violation of any Company Registered Intellectual Property.

(e) To the Knowledge of the Company, the conduct of the business of the Company or its subsidiaries, as conducted since January 1, 2021, and as contemplated to be conducted, has not interfered with, infringed upon, misappropriated, diluted, or otherwise violated, the Intellectual Property of third parties in a manner that has or would reasonably be expected to result in a material liability to the Company and its subsidiaries, taken as a whole. No claim or action alleging infringement, misappropriation, dilution, or other violation of any third party Intellectual Property is pending or, to the Knowledge of the Company, threatened in writing against the Company, its subsidiaries or, to the Knowledge of the Company, any other Person who is entitled to be indemnified, defended, held harmless or reimbursed by the Company or its subsidiaries with respect to such claim or action that in each case has or would reasonably be expected to result in a material liability to the Company and its subsidiaries, taken as a whole. Since January 1, 2021, neither the Company nor its subsidiaries has received any written notice (or, to the Knowledge of Company, any non-written notice) from any third party alleging or threatening that the operation of the business of the Company and its subsidiaries as conducted since January 1, 2021 infringes or otherwise violates the Intellectual Property of such third party, including, but not limited to, any invitation to license that would reasonably be construed as notice of infringement, any claim that the Company or its subsidiaries must license, or any claim that the Company must refrain from using any Intellectual Property, where the allegation, if true, would reasonably be expected to result in a material liability to the Company and its subsidiaries, taken as a whole.

(f) Section 3.15(f) of the Company Disclosure Letter sets forth as of the date hereof a true and complete list of all agreements to which the Company or any of its subsidiaries is a party that are material to the business of Company and its subsidiaries (taken as a whole) under which the Company or its subsidiaries has been granted an exclusive or non-exclusive license under any Company Intellectual Property from a third party (other than nondisclosure agreements, material transfer agreements or non-exclusive licenses and other agreements entered into in the ordinary course of business) (“Inbound IP Agreements”).

(g) Section 3.15(g) of the Company Disclosure Letter sets forth as of the date hereof a true and complete list of all agreements to which the Company or any of its subsidiaries is a party that are material to the business of Company and its subsidiaries (taken as a whole) under which the Company or its subsidiaries has (i) granted an exclusive or non-exclusive license or covenant not to sue under any Owned Company Intellectual Property to a third party (other than nondisclosure agreements and material transfer agreements and other agreements entered into in the ordinary course), (ii) assigned (or agreed to assign) any Owned Company Intellectual Property to a third party (other than agreements entered into in the ordinary course), (iii) granted any third party an option or other right to obtain any such license, covenant not to sue, or assignment (other than agreements entered into in the ordinary course), or (iv) covenanted not to pursue patent protection with respect to any invention or technology other than agreements entered into in the ordinary course (“Outbound IP Agreements” and together with the Inbound IP Agreements, the “IP Agreements”). The Company has provided Parent with true and correct copies of all IP Agreements.

(h) Section 3.15(h) of the Company Disclosure Letter sets forth as of the date hereof all license, collaboration, or other agreements to which the Company or any of its subsidiaries is a party that are material to the business of Company and its subsidiaries (taken as a whole) under which the Company owes and pays material royalties or makes other material financial payments to third parties in connection with the sale of products and services. Except as set forth in Section 3.15(h) of the Company Disclosure Letter, neither the Company nor its subsidiaries, in the Contracts to which any of them are a party, has agreed to, nor has an obligation to pay any third party royalties or payments in connection with the sale of products and services where the royalties or payments are material to the business of the Company and its subsidiaries (taken as a whole).

(i) Except as would not have a Company Material Adverse Effect, the consummation of the Merger shall not under any IP Agreements result in any: (i) the termination by a third party of any IP Agreement, (ii) the release from escrow of any material Owned Company Intellectual Property, or (iii) the grant to any other Person of any license or other right to Owned Company Intellectual Property.

(j) To the Knowledge of the Company, none of the activities of the employees of the Company or its subsidiaries violates any agreement or arrangement which any such employees have with former employers in any matter that would reasonably be expected to result in material liability to Company and its subsidiaries, taken as a whole. All current and former employees and consultants who contributed to the discovery or development of any material Owned Company Intellectual Property did so pursuant to written agreements assigning all rights therein to the Company or its subsidiaries that do not vest with the Company and its subsidiaries initially by operation of law (other than non-assignable moral rights).

(k) To the Knowledge of the Company, each current or former employee, contractor or consultant of the Company or its subsidiaries who has proprietary knowledge of or information relating to Trade Secrets of the

Company or its subsidiaries has executed and delivered to the Company or its subsidiaries an agreement or agreements restricting such Person’s right to use and disclose such information or Trade Secret of the Company or its subsidiaries except where failure to do so would not be material.

(l) No settlements, injunctions, forbearances to sue, consents, judgments, orders or similar obligations to which the Company or its subsidiaries is party: (i) restrict the use, exploitation, assertion or enforcement of any material Owned Company Intellectual Property or exclusively licensed Intellectual Property anywhere in the world consistent with past practices; (ii) restrict in any material manner consistent with past practices the conduct of the business of the Company, its subsidiaries or any of its respective employees as presently conducted; or (iii) grant third parties any material or exclusive rights (including field and territory-limited rights) under any material Owned Company Intellectual Property or material exclusively licensed Intellectual Property.

(m) The Company and its subsidiaries have exercised reasonable business discretion to protect their rights in their Trade Secrets and other confidential information, in each case that are material to the business of the Company and its subsidiaries, taken as a whole.

(n) No government funding nor government, academic or non-profit research facilities or personnel were used, directly or indirectly, to develop or create, in whole or in part, any of the material Owned Company Intellectual Property, or, to the Knowledge of the Company, any other material Company Intellectual Property.

(o) Except as would not reasonably be expected to have a Company Material Adverse Effect: (i) to the Knowledge of the Company, the Software, hardware, databases, websites, computer equipment, servers, telecommunication systems, networks, interfaces, platforms, systems and other information technology or related infrastructure that are owned, operated, leased, used in or necessary for the conduct of the business of the Company or its subsidiaries, including such information technology or related infrastructure obtained or licensed from a vendor carrying out activities on behalf of the Company or its subsidiaries (collectively, the “Company Systems”) are lawfully owned, leased, or licensed by the Company or its subsidiaries, and are reasonably sufficient for the conduct of their respective businesses as presently conducted, (ii) since January 1, 2021, there have been no failures, breakdowns, continued substandard performance or other adverse events affecting any such Company Systems that have caused a substantial disruption or substantial interruption in or to the use of such Company Systems or the conduct of the business of the Company as presently conducted and remain unresolved or unaddressed, and (iii) to the Knowledge of the Company, since January 1, 2021, there have not been any material incidents of unauthorized access or other security breaches of the Company Systems, and (iv) to the Knowledge of the Company, the Company Systems do not contain any viruses or other unauthorized, malicious disabling code that would reasonably be expected to (x) significantly disrupt or materially and adversely affect the functionality or integrity of any Company System, or (y) enable or assist any Person to access Company Systems without proper authorization. To the Knowledge of the Company, the Company Systems do not contain any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop-dead device,” “virus,” malware or other Software routines or components intentionally designed to permit unauthorized access to, maliciously disable, maliciously encrypt, or erase Software, hardware, or data that would reasonably be expected to materially disrupt the business of the Company or its subsidiaries, taken as a whole. To the Knowledge of Company, the Company and its subsidiaries are not in material breach of any of their Contracts relating to Company Systems. Since January 1, 2021, the Company and its subsidiaries have not been, to the Knowledge of the Company, audited under any Contract pursuant to which they use any third party system, nor received any written notice of intent to conduct any such audit.

3.16 Taxes.

(a) The Company and each of its subsidiaries have prepared and duly and timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed by any of them, and all such filed Tax Returns are true, correct and complete in all material respects.

(b) Except as would not have a Company Material Adverse Effect, the Company and each of its subsidiaries:

(i) have complied with all applicable Laws, rules, and regulations relating to the payment and withholding of Taxes with respect to amounts owing to any employee, independent contractor, stockholder, creditor or third party within the time and in the manner prescribed by Law;

(ii) have not waived any statute of limitations with respect to any Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency, which waiver or extension is currently effective, other than in connection with an extension of time for filing a Tax Return and the Company has identified to Parent in writing any such Tax Return to which an extension has been filed outside of the ordinary course of business and the relevant Tax Return is yet to be filed;

(iii) have no pending or threatened audits, examinations, or assessments (or other similar proceedings initiated by a Governmental Authority) in respect of Taxes or Tax matters to which the Company is a party;

(iv) are not and have not been a party to any Tax Sharing Agreement (other than an agreement exclusively between or among the Company and its subsidiaries or among the Company’s subsidiaries) pursuant to which it may have any obligation to make any payments for Taxes after the Effective Time and have no liability for Taxes of any Person (other than the Company or any of its subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor;

(v) have no Liens for Taxes upon any property or assets of the Company or any of its subsidiaries, other than Company Permitted Liens described in clause (i) of the definition thereof;

(vi) have not entered into any “closing agreement” under section 7121 of the Code, or other similar agreement with a Governmental Authority in respect of Taxes that remains in effect, and no request for a ruling, relief, advice, or any other item that relates to the Taxes or Tax Returns of the Company or any of its subsidiaries is currently pending with any Governmental Authority, and no such ruling, relief or advice has even been obtained; and

(vii) do not participate and have not participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(c) Each of the Company and its subsidiaries is, and always has been, treated for U.S. federal income Tax purposes as set forth on 3.16(c) of the Company Disclosure Letter.

3.17 Employee Benefit Plans.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material Company Plan. With respect to each material Company Plan, the Company has made available to Parent, as applicable, (i) the plan document (or, with respect to any unwritten Company Plan, a written description thereof), (ii) the most recent annual report (Form 5500) prepared in connection with any such Company Plan, (iii) the most recent determination or opinion letter, if any, from the Internal Revenue Service of the United States (the “IRS”) for any Company Plan that is intended to qualify pursuant to Section 401(a) of the Code, (iv) the most recent actuarial or valuation report, (vii) any material communications with any Governmental Authority since January 1, 2021, and (viii) the most recent nondiscrimination testing results.

(b) Each Company Plan and trust that is intended to be qualified under Section 401(a) of the Code is covered by a currently effective, favorable determination letter, or is established on a pre-approved form of plan document that is covered by a favorable advisory or opinion letter, or has pending or has time remaining in which to file an application for such determination from the IRS, and, to the Knowledge of the Company, (i) no revocation of any such determination, advisory, or opinion letter has been threatened by any Governmental Authority, and (ii) no circumstances exist that could reasonably be expected to result in the loss of such qualified status under Section 401(a) of the Code or material liability to the Company.

(c) No Company Plan is, and neither the Company nor any of its ERISA Affiliates sponsors, maintains or contributes (or is required to contribute) to, or has ever sponsored, maintained or contributed (or been required to contribute) to (i) any employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) any “funded welfare benefit plan” (within the meaning of Section 419 of the Code), (iv) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (v) any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), and neither the Company nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA that has not been paid in full.

(d) Each Company Plan has been established, operated, administered, and maintained in all material respects in compliance with its terms and in all material respects with the requirements of applicable Laws, including ERISA and the Code.

(e) Neither the Company nor any of its subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for any retired, former or current employee, officer, director or other service provider of the Company or any of its subsidiaries (or any dependent or beneficiary thereof) except coverage or benefits as required under Section 4980B of the Code or any other applicable Laws at the participant’s sole expense.

(f) Except as set forth in Section 3.17(f) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement shall (either alone or together with a termination of employment or other event), (i) entitle any current or former employee, officer, director or other service provider of the Company or any of its subsidiaries to severance pay or any other payment or benefit, whether under any Company Plan or otherwise, (ii) accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation pursuant to, any Company Plan, (iii) increase the amount payable under any Company Plan or (iv) result in the payment or provision of an “excess parachute payment” as defined in Section 280G of the Code to any “disqualified individual” (as defined in Section 280G of the Code) of the Company or any of its subsidiaries. No Company Plan or other agreement with any employee provides for a “gross-up” or similar payment in respect of any Taxes that may become payable under Section 409A or Section 4999 of the Code.

(g) There is no material Action pending against or, to the Knowledge of the Company, threatened against, any Company Plan before any Governmental Authority, other than routine claims for benefits. No Company Plan is, or in the past six (6) years has been, the subject of an investigation, examination or audit by a Governmental Authority or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction, or similar program sponsored by any Governmental Authority.

(h) Each Company Foreign Plan has been registered and maintained in all material respects in compliance with its terms and in all material respects with the requirements of applicable Laws and in good standing with applicable regulatory authorities. No Company Foreign Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA).

3.18 Employment Matters.

(a) True and complete information as to the name, current job title, exempt or non-exempt classification for purposes of FLSA and state wage and hour laws, and compensation for all current employees of the Company and its subsidiaries has been provided to Parent. No current employee of the Company or any of its subsidiaries, (i) has given notice of termination of employment or otherwise disclosed plans to terminate employment with the Company or any of its subsidiaries within the twelve (12) month period following the date hereof, (ii) is employed under a nonimmigrant work visa or other work authorization that is limited in duration, or (iii) has been the subject of any sexual harassment, sexual assault, sexual discrimination or other misconduct allegations during his or her tenure at the Company or any of its subsidiaries.

(b) Neither the Company nor any of its subsidiaries is a party to or is bound by, or is currently negotiating, any collective bargaining agreement, labor-related agreement, or other Contract (a “Collective Bargaining Agreement”) with any labor union, works council, or other employee representative body (a “Union”). Neither the Company nor any of its subsidiaries is the subject of an Action asserting that the Company or any such subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act). For the last three (3) years, no Union or group of Company employees has made a pending demand for recognition or certification, and, to the Knowledge of the Company, there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board, any other Governmental Authority. To the Knowledge of the Company, since January 1, 2021, there have been no Union organizing activities with respect to any employees of the Company or any of its subsidiaries. There is no, and since January 1, 2021 there has not been, any work slowdown, lockout, work stoppage, picketing, strike, or other material labor dispute or collective labor action involving the Company or any of its subsidiaries pending or, or to the Knowledge of the Company, threatened. No notice, consent or consultation obligations with respect to any employees of the Company or any of its subsidiaries, or any Union, shall be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the transactions contemplated by this Agreement.

(c) Except as would not be reasonably expected, individually or in the aggregate, to have a Company Material Adverse Effect, the Company and each of its subsidiaries is, and since January 1, 2021 has been, in compliance with all applicable Laws and Contracts, relating to employment, including but not limited to employment practices, labor, compensation, discrimination, harassment, workplace safety, retaliation, immigration, whistleblowing, employee leave, paid time off, benefits, wages and hours, terms and conditions of employment, unemployment insurance, workers’ compensation, the termination of employment, the proper classification of employees as exempt or nonexempt from overtime pay requirements and the proper classification of individuals as independent contractors or employees, unemployment insurance, collective dismissals, and the Worker Adjustment and Retraining Notification Act (and any applicable similar foreign, state or local Laws).

3.19 Environmental Matters.

(a) Except as would not be reasonably expected, individually or in the aggregate, to have a Company Material Adverse Effect:

(i) to the Knowledge of the Company, there is no pending or threatened Environmental Claim or Environmental Liability regarding the Company or any of its subsidiaries or any property currently, or formerly owned, operated or leased by the Company or its subsidiaries;

(ii) with respect to real property that is currently leased or operated by the Company and its subsidiaries, and to the Knowledge of the Company, with respect to real property that was formerly owned, leased or operated by the Company or its subsidiaries, there have been no Releases of Hazardous Materials at or from any of such real properties that has caused environmental contamination at any location that is reasonably likely to result in an obligation of the Company or any subsidiary to investigate or remediate such environmental contamination pursuant to applicable Environmental Law or contractual agreement or otherwise result in any Environmental Claim or Environmental Liability;

(iii) neither (A) the Company or any subsidiary thereof (B) nor to the Knowledge of the Company any entity previously owned by the Company or any subsidiary thereof, has transported or arranged for the treatment, storage, handling, disposal or transportation of any Hazardous Material at or to any third-party location that is reasonably likely to result in an Environmental Claim or Environmental Liability;

(iv) neither the Company nor any subsidiary thereof has, either expressly or by operation of applicable Law, assumed or undertaken, or agreed to assume or undertake, responsibility for any liability or obligation of any other Person arising under or relating to Environmental Laws;

(v) to the Knowledge of the Company, the Company has provided Parent with (a) environmental site assessments and substantially similar evaluations reasonably available and in its possession respecting material environmental conditions at properties currently leased or used by the Company or its subsidiaries and (b) the most recent written compliance audit reasonably available in its possession for current operating industrial facilities; and

(vi) to the Knowledge of the Company, there are no other activities, conditions or circumstances that would be reasonably likely to result in any material Environmental Claim or Environmental Liability.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, the Company and each of its subsidiaries are, and since January 1, 2021 have been, in compliance with all Environmental Laws (which compliance includes, but is not limited to, possession of all Environmental Permits required under applicable Environmental Laws, and compliance with the terms and conditions thereof).

3.20 Regulatory Matters; Compliance.

(a) The Company or its subsidiaries hold all material licenses, Permits, franchises, variances, registrations, exemptions, orders and other governmental authorizations, consents, approvals, and clearances, and have submitted notices to, all Governmental Authorities, including all authorizations under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”), the Public Health Service Act of 1944, as amended (the “PHSA”), and the regulations of the U.S. Food and Drug Administration (the “FDA”) promulgated thereunder, and any other Governmental Authority that regulates the quality, identity, strength, purity, safety, efficacy or manufacturing of the Company’s Products (any such Governmental Authority, a “Company Regulatory Agency”) necessary for the lawful operation of the businesses of the Company or any of its subsidiaries as currently conducted (the “Company Permits”), and as of the date hereof, all such Company Permits are valid and in full force and effect. There has not occurred any material violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Company Permit. The Company and its subsidiaries are in compliance in all material respects with the terms of all Company Permits, and no event has occurred that, to the Knowledge of the Company, would reasonably be expected to result in the revocation, cancellation, non-renewal or material adverse modification of any Company Permit. Since January 1, 2021, neither the Company nor its subsidiaries has received written notice of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action from the FDA or other Company Regulatory Agency alleging that any operation or activity of the Company or any of its subsidiaries is in violation of any applicable Law.

(b) Since January 1, 2021, all of the Company’s and its subsidiaries’ Products that are subject to the jurisdiction of the FDA or other Company Regulatory Agencies have been manufactured, imported, exported, processed, developed, labeled, stored, and tested by or on behalf of the Company or any of its subsidiaries in all material respects in compliance with all applicable requirements under any Permit or Law, including applicable statutes and implementing regulations administered or enforced by the FDA or other Company Regulatory Agency. Since January 1, 2021, all applications, submissions, notifications, information and data utilized by the Company or its subsidiaries as the basis for, or submitted by or, to the Knowledge of the Company, on behalf of the Company or any of its subsidiaries in connection with, any and all requests for Company Permits relating to the Company or any of its subsidiaries when submitted to the FDA or other Company Regulatory Agency, were true, complete and correct, in all material respects, as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, notifications, information and data required under applicable Laws have been submitted to the FDA or other Company Regulatory Agency.

(c) Since January 1, 2021, neither the Company, nor any of its subsidiaries, have committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA or any other Company Regulatory Agency to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” or other similar Laws. Neither the Company nor or any of its subsidiaries nor, to the Knowledge of the Company, any of their respective officers, employees, contractors, suppliers or other entities or individuals performing research or work on behalf of the Company or any of its subsidiaries has been subject to any kind of consent decree, individual integrity agreement, deferred prosecution agreement, or other similar form of agreement with any Governmental Authority or convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in a material debarment or exclusion under applicable Law, including, without limitation, 21 U.S.C. Section 335a. No claims, actions, proceedings or, to the Knowledge of the Company, investigations that would reasonably be expected to result in such a material debarment or exclusion are pending or threatened in writing against the Company or any of its subsidiaries or any of their respective officers, employees, contractors, suppliers or other entities or individuals performing research or work on behalf of the Company or any of its subsidiaries.

(d) Since January 1, 2021, none of the Company, any of its subsidiaries, or, to the Knowledge of the Company, any of their respective contract manufacturers for Products, has received any FDA Form 483, warning letter, untitled letter, or other similar correspondence or written notice from the FDA or any other Company Regulatory Agency alleging or asserting material noncompliance with any applicable Laws or Company Permits with respect to any Product of the Company or any of its subsidiaries.

(e) Since January 1, 2021, all studies, tests and preclinical studies being conducted by the Company or any of its subsidiaries, or in which the Company, any of its subsidiaries or any Product has participated, have been and are being conducted in compliance in all material respects with applicable Laws, including the applicable requirements of Good Laboratory Practices, to the extent any such study or test is required to be conducted in compliance with Good Laboratory Practices.

(f) Since January 1, 2021, all studies, tests and preclinical and clinical trials being conducted by the Company or any of its subsidiaries, or in which the Company, any of its subsidiaries or any Product or Product candidate has participated, have been and are being conducted in compliance in all material respects with applicable Laws, including the applicable requirements of Good Laboratory Practices or Good Clinical Practices. Since January 1, 2021, neither the Company or any of its subsidiaries have received any written notices, correspondence or other communication from any institutional review board, the FDA or any other Company Regulatory Agency, recommending or requiring the termination, suspension, or material modification of any ongoing or planned clinical trials conducted by, or on behalf of, the Company or any of its subsidiaries, other than any comments on study design provided by the FDA as part of any pre-Investigational New Drug Application activities, including any pre-Investigational New Drug Application meetings.

3.21 Healthcare Regulatory; Compliance.

(a) The Company and its subsidiaries is, and at all times since January 1, 2021 has been, in compliance in all material respects with all applicable Healthcare Laws and, as of the date of this Agreement, there is no Action pending, received by or threatened orally or in writing against the Company or its subsidiaries related to such Healthcare Laws.

(b) Neither the Company nor its subsidiaries has engaged in an unlawful or unauthorized practice of medicine or other professionally licensed activities through any web sites sponsored or operated, or formerly sponsored or operated, by the Company or its subsidiaries.

(c) The Company has implemented and has in place a compliance program that conforms to and materially ensures compliance with applicable Healthcare Laws and industry standards.

(d) No Person has filed against the Company an action relating to the Company under any federal or state whistleblower statute, including under the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.).

(e) Since January 1, 2021, the Company and its subsidiaries have made and kept books, records, and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and each of its subsidiaries.

3.22 Insurance.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each insurance policy under which the Company or any of its subsidiaries is an insured or otherwise the principal beneficiary of coverage (collectively, the “Company Insurance Policies”) is in full force and effect and all related premiums have been paid to date. The Company has made available to Parent true, unredacted and complete copies of the Company Insurance Policies.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company Insurance Policies are reasonable and customary in coverage, scope and size of premiums based on the activities of the Company as conducted and as contemplated to be conducted as of the date of this Agreement.

(c) The Company and its subsidiaries are in compliance with the terms and conditions of the Company Insurance Policies, except for any non-compliance as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(d) Neither the Company nor any of its subsidiaries is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice under any such policy) under any Company Insurance Policy, and, to the Knowledge of the Company, no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination or modification, under such policy. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no insurance claims made by the Company or any of its subsidiaries has been questioned, denied or disputed.

3.23 Anti-Corruption; Global Trade Control Laws.

(a) Since January 1, 2018, neither the Company, nor its subsidiaries, nor any of the Company’s or its subsidiaries’ respective current or former officers, directors, or, to the Knowledge of the Company, any representative acting on behalf of the Company or its subsidiaries, including any of their respective officers, directors, or employees, has violated, to the extent applicable, the FCPA, the U.S. Travel Act, the U.K. Bribery Act 2010, Laws implementing the Organisation for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any other Law, rule or regulation relating to anti-corruption or anti-bribery (the “Anti-Corruption Laws”), including by unlawfully directly or indirectly offering, promising, providing, or authorizing the provision of any money, property, contribution, gift, entertainment or other thing of value to any Person, so as to influence official action, to secure an improper advantage, or to encourage the recipient to breach a duty of good faith or loyalty or the policies of their employer.

(b) Neither the Company, nor its subsidiaries, nor, to the Knowledge of the Company, any representative acting at the direction of the Company or its subsidiaries (i) is under external or internal investigation for (A) any violation of the Anti-Corruption Laws, (B) any alleged irregularity, misstatement or omission arising under or relating to any Contract between such Person and any Governmental Authority, or any instrumentality thereof or (C) any unlawful contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to a Government Official, (ii) has received any notice or other written communication from any Governmental Authority with respect to any actual, alleged or potential violation of, or failure to comply with, any Anti-Corruption Laws, or (iii) is the subject of any internal complaint, audit or review process with respect to allegations of potential violation of the Anti-Corruption Laws.

(c) The Company and its subsidiaries maintain policies and procedures designed to ensure compliance with the Anti-Corruption Laws.

(d) Neither the Company, nor its subsidiaries, nor any director, officer or employee of any of the Company or its subsidiaries, is, or since January 1, 2018 has been, (i) a Restricted Party or (ii) majority owned or controlled by a Restricted Party.

(e) The Company and its subsidiaries are, and since January 1, 2018 have been, in compliance in all material respects with all Global Trade Control Laws, which includes possession of and compliance in all material respects with all licenses, permits, variances, registrations, exemptions, orders, consents, approvals, clearances, and other authorizations required by Global Trade Control Laws and submission of required notices or reports to all Governmental Authorities that are concerned with such Global Trade Control Laws.

(f) Since January 1, 2018, neither the Company nor its subsidiaries has directly or indirectly engaged in any business with, or used, directly or indirectly, any corporate funds to contribute to or finance the activities of, any Restricted Party or in or with any Restricted Market and is not currently doing so. The Company acknowledges that activities under this Agreement shall not (i) be in a Restricted Market; (ii) involve individuals ordinarily resident in a Restricted Market; or (iii) include companies, organizations, or governmental entities from or located in a Restricted Market.

(g) To the Knowledge of the Company, (i) since January 1, 2018, neither the Company nor its subsidiaries has been the subject of any investigations, reviews, audits or inquiries by a Governmental Authority related to Global Trade Control Laws, and (ii) as of the date hereof, no investigation, review, audit, or inquiry of or to the Company or its subsidiaries by any Governmental Authority with respect Global Trade Control Laws is pending or threatened.

3.24 CFIUS. Neither the Company nor its subsidiaries is a U.S. business that (i) produces, designs, tests, manufactures, fabricates, or develops one or more “critical technologies”; (ii) performs the functions as set forth in column 2 of Appendix A to 31 C.F.R. Part 800 with respect to “covered investment critical infrastructure”; or (iii) maintains or collects, directly or indirectly, “sensitive personal data” of U.S. citizens, in each case as such terms in quotation marks are defined in the Defense Production Act of 1950, as amended, including all implementing regulations thereof.

3.25 Brokers and Finder’s Fees. Except for River Corporate Advisors, LLC (the “Company Financial Advisor”), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its subsidiaries. Prior to the date hereof, the Company has provided Parent with an unredacted copy of each engagement letter between the Company and the Company Financial Advisor, pursuant to which the Company Financial Advisor would be entitled to any payment relating to the Merger and any other transactions contemplated by this Agreement. The Company Financial Advisor’s estimated fees and expenses in connection with the transactions contemplated hereby are disclosed in Section 3.24 of the Company Disclosure Letter.

3.26 Opinion of the Financial Advisor. The Company Financial Advisor has delivered to the Company Board its opinion, dated on or about the date hereof, to the effect that, as of such date and based upon and subject to the various assumptions, qualifications and limitations set forth therein, the Consideration (as defined in such opinion) to be received by holders of shares of Company Common Stock pursuant to the terms of this Agreement is fair, from a financial point of view, to such holders of shares of Company Common Stock. The opinion of the Company Financial Advisor has not been withdrawn, revoked or modified.

3.27 Antitakeover Laws. The Company Board has duly taken all actions so that no “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation enacted under state or federal Laws in the United States (including under the DGCL) or the United Kingdom (collectively, “Takeover Laws”) shall prohibit the execution, delivery or performance of or compliance with this Agreement, the Merger or the other transactions contemplated hereby. The Company has no “rights plan”, “rights agreement” or “poison pill” in effect.

3.28 No Other Representations; No Reliance; Waiver. The Company represents, warrants, acknowledges and agrees that none of Parent, Merger Sub, any of their Affiliates or shareholders or any of their respective Representatives (collectively, the “Parent Related Persons”) makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any information provided or made available to the Company, any of its Affiliates or shareholders or any of their respective Representatives (collectively, “Company Related Persons”) or any other Person in connection with this Agreement, the Company Voting Agreements, the Merger or any of the other transactions contemplated by this Agreement or with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations, future cash flows or future financial condition, or any component of the foregoing, or any other forward looking information, of Parent, Merger Sub or any of their Affiliates, and no Company Related Person has relied on any information or statements made or provided (or not made or provided) to any Company Related Person other than the representations and warranties of the Parent and Merger Sub expressly set forth in Section 4 of this Agreement (as qualified by the Parent Disclosure Letter) and any certificate delivered pursuant to Section 7.

SECTION 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (i) as expressly disclosed in the Parent SEC Documents filed with or furnished to the SEC by Parent and publicly available on EDGAR, in each case, prior to the date of this Agreement (but, in each case, excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature) or (ii) as set forth in the disclosure letter delivered by Parent to the Company (the “Parent Disclosure Letter”) prior to the execution of this Agreement, which Parent Disclosure Letter identifies items of disclosure by reference to a particular section or subsection of this Agreement (provided, however, that any information set forth in one section or subsection of the Parent Disclosure Letter also shall be deemed to apply to each other section and subsection of this Agreement to which its applicability is reasonably apparent from the text of the disclosure), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

4.1 Organization, Standing and Corporate Power.

(a) Each of Parent and its subsidiaries is a corporation or other legal entity duly organized and validly existing under the Laws of the jurisdiction of its incorporation, formation or organization, as the case may be, and has all requisite corporate, partnership or similar power and authority necessary to own, lease and operate all of its properties and assets and to carry on its business as currently conducted, except for such failures to be duly organized or validly existing or to have corporate, partnership or similar power or authority that would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(b) Each of Parent and its subsidiaries is duly licensed or qualified to do business and is in good standing (or equivalent status, to the extent such concept exists) in each jurisdiction in which the nature of the business currently conducted by it or the character or location of the properties and assets currently owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing (or equivalent status) would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(c) Parent has made available to the Company true and complete copies of the articles of association of Parent (the “Parent Charter Documents”), as amended to the date of this Agreement. The Parent Charter Documents and organizational or governing documents of each of its subsidiaries are in full force and effect and Parent is not in violation of any of the provisions of the Parent Charter Documents and none of Parent’s subsidiaries is in violation of any of the provisions of its organizational or governing documents except, in each case, where such failures or violations would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. The UK Panel on Takeovers and Mergers has confirmed to Parent that Parent is not subject to the UK City Code on Takeovers and Mergers (the “Takeover Code”) and there have been no subsequent changes in Parent’s circumstances that would result in Parent having its central management and control in the United Kingdom for the purposes of the Takeover Code.

4.2 Corporate Authorization.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and, subject to obtaining Parent Shareholder Approval and approval of this Agreement by Parent, as the sole stockholder of Merger Sub, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by them of the transactions contemplated hereby, have been duly authorized and adopted by the Parent Board and the board of directors of Merger Sub, respectively. Except for (i) obtaining the affirmative vote of the majority of the votes cast by Parent Shareholders present and entitled to vote (A) approving the issuance of Parent Ordinary Shares to be represented by Parent ADSs in connection with the Merger, (B) approving the Chairman Appointment and (C) any other resolutions required by Law or the rules and regulations of the Nasdaq Capital Market (“Nasdaq”) or other listing authority (the “Parent Shareholder Approval”), (ii) obtaining the approval of this Agreement by Parent as the sole stockholder of Merger Sub and (iii) filing the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate action or proceeding on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against such parties in accordance with its terms, except that such enforceability may be limited by the Bankruptcy and Equity Exception. The Parent Ordinary Shares to be issued in connection with the Merger (and to be represented by Parent ADSs delivered to holders of Company Common Stock) will be issued fully-paid, free from all and any rights of pre-emption to which the members of the Parent may be entitled (whether arising by virtue of the United Kingdom’s Companies Act 2006 or otherwise) and will be allotted in reliance on the exception pursuant to section 565 of the United Kingdom’s Companies Act 2006.

(b) At a meeting duly called and held, the Parent Board, by resolutions duly adopted at such meeting (which resolutions have not as of the date hereof been subsequently rescinded, modified or withdrawn), has (i) unanimously determined that the terms of the Merger and the other transactions contemplated hereby are advisable, fair to and in the best interests of Parent Shareholders as a whole, (ii) unanimously approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, (iii) unanimously resolved, subject to Section 5.4(c), to recommend that the Parent Shareholders approve (A) the issuance of Parent Ordinary Shares represented by Parent ADSs to be issued in connection with the Merger and (B) the Chairman Appointment (the “Parent Recommendation”) and (iv) directed that (A) the issuance of Parent Ordinary Shares represented by Parent ADSs in connection with the Merger and (B) the Chairman Appointment be submitted to the Parent Shareholders for approval. The board of directors of Merger Sub has adopted resolutions (A) determining that the terms of the Merger and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of Merger Sub and Parent, as its sole stockholder, (B) approving this Agreement, the Merger and the other transactions contemplated by this Agreement and (C) recommending that Parent, as sole stockholder of Merger Sub, approve this Agreement and directing that this Agreement be submitted to Parent, as sole stockholder of Merger Sub, for approval. The Parent and Merger Sub do not engage in any activities that would require a mandatory filing pursuant to the United Kingdom’s National Security and Investment Act 2021 (including any related or ancillary regulations) as a result of the transactions contemplated by this Agreement.

4.3 Governmental Authorization. Except for (a) filings required under, and compliance with other applicable requirements of, (i) the Securities Act, the Exchange Act, and any other applicable federal securities Laws, (ii) state securities or “blue sky” Laws and (iii) the rules and regulations of Nasdaq and (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, no consents or approvals of, or filings with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent or Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby, other than such other consents, approvals or filings that, if not obtained, made or given, would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

4.4 No Conflict. Neither the execution and delivery of this Agreement by Parent nor the consummation by Parent of the Merger or the other transactions contemplated hereby, nor compliance by Parent with any of the provisions of this Agreement, shall (a) assuming that the Parent Shareholder Approval is obtained, conflict with or violate the Parent Charter Documents, (b) assuming that the consents, approvals and filings referred to in Section 4.3 and the Parent Shareholder Approval are obtained and made, violate any Restraint or Law applicable to Parent or any of its subsidiaries, or (c) violate, breach, result in the loss of any benefit under, conflict with any provision of, constitute a default (or an event which, with the notice or lapse of time, or both, would constitute a default) under, or result in the termination of or a right of termination or cancellation under, cause any payment under or accelerate the performance required by, or result in the creation of any Lien (other than a Parent Permitted Lien) upon the respective properties or assets, of Parent or any of its subsidiaries under, any Parent Material Contract, except in the case of clauses (b) and (c) as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

4.5 Capitalization.

(a) As of the close of business on the Capitalization Date, (i) the issued share capital of Parent consisted of 13,206,163,523 Parent Ordinary Shares, of which no Parent Ordinary Shares were held in the treasury, and (ii) there were 6,600,922 Parent ADSs issued and outstanding. All issued and outstanding Parent Ordinary Shares are duly authorized, validly issued and fully paid, and holders of such Parent Ordinary Shares are not entitled to preemptive rights, except pursuant to the Companies Act 2006.

(b) As of the Capitalization Date, the Parent has reserved 765,819,200 Parent Ordinary Shares for issuance pursuant to a Parent Plan. As of the Capitalization Date, there were (i) outstanding Parent options to acquire 651,237,400 Parent Ordinary Shares (“Parent Options”), (ii) 414,106,700 Parent Ordinary Shares underlying awards of restricted stock units with respect to Parent Ordinary Shares (“Parent RSUs”) and (iii) outstanding Parent Warrants to acquire 4,337,221,500 Parent Ordinary Shares. Section 4.5(b) of the Parent Disclosure Letter sets a true and complete list as of the Capitalization Date of the outstanding Parent Options, Parent RSUs and Parent Warrants, including, with respect to each Parent Option and Parent Warrant, the number of Parent Ordinary Shares issuable thereunder or with respect thereto, the holder thereof and the exercise price (if any), and Parent has granted no other such awards since the Capitalization Date and prior to the date of this Agreement.

(c) From the close of business on the Capitalization Date through the date of this Agreement, there have been no issuances of Parent Ordinary Shares or any other Equity Interests of Parent other than issuances of Parent Ordinary Shares pursuant to the exercise of Parent Options or the settlement of Parent RSUs outstanding as of the Capitalization Date under a Parent Plan. Except as set forth in this Section 4.5, as of the close of business on the Capitalization Date, Parent has not granted any other Equity Interests or any other rights to a third party to acquire capital stock from Parent or any Parent ADSs. Section 4.5(c) of the Parent Disclosure Letter sets forth a true and complete list, as of the Capitalization Date, of each outstanding Parent Option and each Parent RSU and, with respect to each such Parent Option or Parent RSU, to the extent applicable, (i) the number of Parent Ordinary Shares subject to such Parent Option, (ii) the vesting schedule thereof, including any accelerated vesting provisions, (iii) the status of the Parent Option as an incentive stock option within the meaning of Section 422 of the Code, (iv) the name of the holder, (v) the date of grant, (vi) the expiration date and, (vii) the exercise price thereof. Not later than five (5) Business Days prior to the Effective Time, Parent shall update Section 4.5(c) of the Parent Disclosure Letter as of the date of such update and provide such updated schedule to the Company. Parent has made available true and complete copies of the Parent Plan, all forms of award agreements thereunder and any agreement for any award under the Parent Plan that does not conform in all material respects to the form agreements under the Parent Plan. No Parent Option has been granted with a per share exercise price that is less than the fair market value of a Parent Ordinary Share on the date such Parent Option was granted. Each Parent Option or Parent RSU was granted in accordance with the terms of the applicable Parent Plan and applicable Laws. Parent has the requisite power and authority, in accordance with a Parent Plan, the applicable award agreements and any other applicable Contract, to take the actions contemplated by Section 2.4.

(d) As of the close of business on the Capitalization Date, no bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of Parent may vote are issued or outstanding.

(e) As of the date of this Agreement, (i) there are no outstanding obligations of Parent to repurchase, redeem or otherwise acquire any Parent Ordinary Shares or any shares of capital stock of its subsidiaries except for purchases, redemptions or other acquisitions of capital stock or other securities (A) required by the terms of a Parent Plan, (B) in order to pay Taxes or satisfy withholding obligations in respect of such Taxes in connection with awards under a Parent Plan or otherwise, or (C) as required by the terms of, or necessary for the administration of, any plans, arrangements or agreements existing on the date hereof and set forth on Section 4.5(e) of the Parent Disclosure Letter between Parent or any of its subsidiaries and any director or employee of Parent or any of its subsidiaries, (ii) there are no outstanding stock-appreciation rights, security-based performance units, restricted stock units, “phantom” stock or other security rights or other agreements, arrangements or commitments of any character (contingent or otherwise) to which Parent is a party, in each case, pursuant to which any Person is entitled to receive any payment from Parent based in whole or in part on the value of any capital stock of Parent (other than under a Parent Plan), and (iii) there are no outstanding obligations of Parent to accelerate the vesting of any Equity Interests of Parent under any provision of any Parent Plan or any Contract or other agreement evidencing any outstanding Parent Option or Parent RSU.

(f) Except for the Parent Voting Agreements, as of the date of this Agreement, there are no outstanding obligations of Parent (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the sales, issuance, repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or anti-dilutive rights with respect to any Parent Ordinary Shares or other Equity Interests in Parent.

4.6 Subsidiaries.

(a) Other than the subsidiaries of the Parent, the Parent does not own or control, directly or indirectly, any membership interest, partnership interest, joint venture interest, other Equity Interest or any other capital stock of any Person, and there are no silent partnerships, sub-partnerships and/or similar rights with respect to the Parent or any subsidiary of the Parent.

(b) All outstanding shares of capital stock, voting securities or other Equity Interests of each subsidiary of the Parent are duly authorized, validly issued, fully paid and non-assessable (where such concept is applicable under applicable Law) and all such securities are owned beneficially and of record by the Parent or another wholly-owned subsidiary of the Parent free and clear of all Liens (other than Parent Permitted Liens). As of the date of this Agreement, other than the Parent Voting Agreements, there are no outstanding obligations of any subsidiary of the Parent (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the sales, issuance, repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or anti-dilutive rights with respect to any shares of Equity Interests in any subsidiary of the Parent.

(c) There are no (i) outstanding options or other rights of any kind which obligate the Parent or any of its subsidiaries to issue, transfer, sell or deliver any shares of capital stock, voting securities or other Equity Interests of any subsidiary of the Parent or any securities or obligations convertible into, exchangeable or exercisable for any shares of capital stock, voting securities or other Equity Interests of a subsidiary of the Parent or (ii) other options, calls, warrants or other rights, agreements, arrangements or commitments relating to the capital stock, voting securities or other Equity Interests of any subsidiary of the Parent to which the Parent or any of its subsidiaries is a party.

(d) Section 4.6(d) of the Parent Disclosure Letter sets forth, as of the date hereof, for each of the Parent’s subsidiaries and joint ventures: (i) its jurisdiction of organization, (ii) its authorized capital stock or other Equity Interests, (iii) the number of its outstanding shares of capital stock or other Equity Interests and type(s) of such outstanding shares of capital stock or other Equity Interests and (iv) the record owner(s) thereof. Except for the ownership of Equity Interests in the Parent’s subsidiaries and investments in marketable securities and cash equivalents, none of the Parent or any of its subsidiaries owns directly or indirectly any Equity Interest in any Person, or has any obligation or has made any commitment to acquire any such Equity Interest, to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise) in, any of its subsidiaries or any other Person that is or would reasonably be expected to be, individually or in the aggregate, material to the Parent and its subsidiaries, taken as a whole.

4.7 SEC Filings and the Sarbanes-Oxley Act.

(a) All of the reports, statements, schedules, forms and other documents filed or required to be filed by Parent with the SEC (such reports, statements, schedules, forms and other documents filed by Parent and those filed by Parent subsequent to the date hereof, collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Parent SEC Documents”) and all of the reports, statements, schedules, forms and other documents furnished or required to be furnished by Parent to the SEC (such reports, statements, schedules, forms and other documents furnished by Parent and those furnished by Parent subsequent to the date hereof, collectively, the “Parent Furnished Documents”), in each case in respect of reporting periods commencing on or after January 1, 2021 (including any notice required under Section 13(r) of the Exchange Act) have been timely filed or furnished, as applicable. As of their respective filing dates, such Parent SEC Documents and Parent Furnished Documents complied, or, if not yet filed or furnished, shall comply, in all material respects with applicable Law, including the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and none of such Parent SEC Documents or Parent Furnished Documents as of their respective filing dates contained, and no Parent SEC Document or Parent Furnished Document as of their respective filing date shall contain, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent has made available to the Company copies of all comment letters received by Parent from the SEC in respect of reporting periods commencing on or after January 1, 2021 and relating to such Parent SEC Documents and Parent Furnished Documents, together with all written responses of Parent thereto, other than such comment letters or responses available on EDGAR as of the date of this Agreement. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to Parent SEC Documents or Parent Furnished Documents. To the Knowledge of Parent, as of the date hereof, there are no internal or third party inquiries or investigations regarding accounting practices of Parent or otherwise regarding Parent.

(b) All of the audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included in Parent SEC Documents complied at the time they were filed in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing, were prepared in accordance with GAAP (except as may be indicated in the notes thereto), applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of the financial statements for any quarter of the current fiscal year, to normal year-end audit adjustments).

(c) Neither Parent nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its subsidiaries, on the one hand, and any unconsolidated Affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or other Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its subsidiaries in Parent’s or any of its subsidiaries’ published financial statements or any Parent SEC Documents.

(d) Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, in each case, with respect to Parent SEC Documents, and the statements contained in such certifications were true and complete on the date such certifications were made. No executive officer of Parent has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Parent SEC Document, except as disclosed in certifications filed with Parent SEC Documents. Since January 1, 2021 through the date of this Agreement, (i) neither Parent nor any of Parent’s subsidiaries have, nor, to the Knowledge of Parent, has any director or executive officer of Parent or any of Parent’s subsidiaries, received any material complaint, allegation, assertion or claim, that Parent or any of its subsidiaries has engaged in improper, illegal or fraudulent accounting or auditing practices, and (ii) to the Knowledge of Parent, no attorney representing Parent or any of its subsidiaries, whether or not employed by Parent or any of its subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or officer of Parent.

(e) Parent has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) promulgated by the SEC under the Exchange Act) sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(f) Parent’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as required by Rules 13a-15(a) and 15d-15(a) of the Exchange Act, are reasonably designed to ensure that all information required to be disclosed by Parent in the reports it files or submits under the Exchange Act is made known to the chief executive officer and the chief financial officer of Parent by others within Parent to allow timely decisions regarding required disclosure as required under the Exchange Act and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. Parent has evaluated the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(g) Since January 1, 2021, Parent has not received any oral or written notification of any (x) “significant deficiency” or (y) “material weakness” in Parent’s internal controls over financial reporting. There is no outstanding “significant deficiency” or “material weakness” which Parent’s independent accountants certify has not been appropriately and adequately remedied by Parent. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Auditing Standard No. 5 of the Public Company Accounting Oversight Board.

(h) Parent is in compliance in all material respects with all current listing and corporate governance requirements of Nasdaq, and is in compliance in all material respects with all rules, regulations and requirements of the United Kingdom’s Companies Act 2006, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the SEC. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since January 1, 2021, neither Parent nor any of its subsidiaries has made, arranged, modified (in any material way), or forgiven personal loans to any executive officer or director of Parent. Since January 1, 2021, to the Knowledge of Parent, no employee of Parent or any of its subsidiaries has provided or is providing information to any law enforcement agency or Governmental Authority regarding the commission or possible commission of any crime or the violation or possible violation of any applicable legal requirements of the type described in Section 806 of the Sarbanes-Oxley Act by Parent or any of its subsidiaries.

4.8 Information Supplied. The information relating to Parent and its subsidiaries included in the Proxy Statement/Prospectus, the Form S-4, and any other documents filed or furnished with or to the SEC pursuant to the Securities Act or the Exchange Act in each case in connection with the Merger shall not, on the date the Form S-4 is declared effective (and any amendment or supplement thereto), the date the Proxy Statement/Prospectus is mailed to the Company’s stockholders, and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. No representation is made by Parent with respect to statements made in the Proxy Statement/Prospectus, the Form S-4 or any other document filed or furnished with or to the SEC or pursuant to the Securities Act or the Exchange Act based on information supplied by the Company expressly for inclusion therein.

4.9 Absence of Certain Changes. Since December 31, 2022 through the date hereof, Parent and each of its subsidiaries have conducted their respective businesses in the ordinary course consistent with past practices in all material respects and there has not been (a) any event, occurrence, development or state of circumstances, facts or condition in such period that has had or would reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect or (b) any action taken by Parent or any of its subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without the Company’s consent, would constitute a breach of Section 5.2(b).

4.10 No Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on any balance sheet of Parent that is included in the Parent SEC Documents; (b) as incurred after the date thereof in the ordinary course of business consistent with past practice, (c) arising out of or in connection with this Agreement or the transactions contemplated hereby; or (d) liabilities arising in the ordinary course of business in connection with the performance of obligations of Parent and its subsidiaries under Parent contracts in effect as of the date hereof (other than those liabilities resulting from a breach thereof by Parent or any of its subsidiaries) Parent does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, in each case required by GAAP to be reflected or reserved against in the consolidated balance sheet of Parent and its subsidiaries (or disclosed in the notes to such balance sheet).

4.11 Compliance with Laws and Court Orders. Since January 1, 2021, Parent and its subsidiaries are and have been in compliance with all Laws applicable to them, any of their properties or other assets or any of their respective businesses or operations, except where any such failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent, as of the date hereof, no investigation or review by any Governmental Authority with respect to Parent or any of its subsidiaries is pending or threatened except for any investigations or reviews that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.12 Material Contracts.

(a) As of the date of this Agreement, none of Parent, any of its subsidiaries or their respective properties or other assets is a party to or bound by any Contract (other than Parent Plans):

(i) pursuant to which the Parent, any of its subsidiaries or any other party thereto has material continuing obligations, rights or interests and including annual payments by the Parent and its subsidiaries of $100,000 or more relating to the research, development, clinical trial, distribution, supply, manufacture, marketing or co-promotion of, or collaboration with respect to, any product candidate for which the Parent or any of its subsidiaries is currently engaged in research or development, including but not limited to: (A) material manufacture or supply services or material Contracts with contract research organizations for clinical trials-related services; (B) material transfer Contracts for pre-clinical products or clinical products of the Company or any of its subsidiaries with commercial, pharmaceutical or biotechnology companies; (C) Contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Parent or any of its subsidiaries or income or revenues related to any clinical product candidate of the Parent or any of its subsidiaries; and (D) Contracts pursuant to which the Parent has minimum purchase or “most favored nation” obligations;

(ii) that contains any non-compete or exclusivity provision or limits or purports to limit, curtail or restrict the ability of the Parent or any of its subsidiaries (or which following the consummation of the Merger and the other transactions contemplated hereby would reasonably be expected to limit the ability of the Surviving Corporation) in a manner that is material to the business of the Parent and its subsidiaries, taken as a whole, as currently conducted (A) to compete in any line of business, in any geographic area or with any Person and (B) to sell to or purchase from any other Person;

(iii) that requires or permits Parent, or any successor to, or acquirer of, the Parent, to make any payment to another Person, or requires the consent of another Person, in each case in connection with a change of control of Parent or gives another Person a right to receive or elect to receive a change of control payment;

(iv) that is a joint-venture or partnership agreement or other similar agreement or arrangement;

(v) that (A) relates to the disposition or acquisition by Parent or its subsidiaries of a material amount of assets or equity interests in any Person (1) after the date of this Agreement, other than the sale of inventory in the ordinary course of business consistent with past practice, or (2) which contains any ongoing obligations (including sale of inventory, indemnification, purchase price adjustment, “earn-out” or other contingent obligations) that are still in effect that are reasonably likely to result in claims in excess of $50,000 or (B) pursuant to which Parent or its subsidiaries will acquire or dispose of any material ownership interest in any other person or other business enterprise other than the Parent’s subsidiaries;

(vi) that is a loan or credit agreement, indenture, note or other Contract or instrument relating to or evidencing Indebtedness for borrowed money (including any guarantee thereto) or any Contract pursuant to which Indebtedness for borrowed money may be incurred or guaranteed, including any Contract that is a financial derivatives master agreement or confirmation, or futures account opening agreement and/or brokerage statement, evidencing financial hedging or similar trading activities;

(vii) that is a mortgage, pledge, security agreement, deed of trust, capital lease or similar agreement that creates or grants a Lien on any material property or asset of the Parent or any of its subsidiaries, in each case involving annual payments of more than $100,000;

(viii) that is a Collective Bargaining Agreement;

(ix) that is a Contract providing for the issuance or sale of any equity securities of the Company or any of its subsidiaries;

(x) That is a settlement agreement, or agreement entered into in connection with a settlement agreement, corporate integrity agreement, consent decree, deferred prosecution agreement, or other similar type of agreement with any Governmental Authority or any other Person that has existing or contingent performance obligations;

(xi) that is a Contract granting a right of first refusal or first negotiation to any third party over any material assets of the Parent;

(xii) that is a Contract, including any ancillary or subagreements thereto, with any contract research organization or other agreement, including any ancillary or subagreements thereto, with a third party which is conducting one or more clinical studies on behalf of the Parent or its subsidiaries and is reasonably expected to require payment of more than $50,000 within twelve (12) months prior to or after the date of this Agreement;

(xiii) involves the use or license by the Parent or its subsidiaries of any material Software used by the Parent or its subsidiaries as presently conducted (other than non-customized Software subject to shrink-wrap, click-wrap and off-the-shelf or commercially available Software);

(xiv) is a Parent IP Agreement of the type set forth in Section 4.15(f) or Section 4.15(g) of the Parent Disclosure Letter or involves the joint development of products or technology with a third party that is material to Parent and its subsidiaries, taken as a whole; or

(xv) that is any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

(xvi) All Contracts, arrangements, commitments or understandings described in this Section 4.12(a), together with each Parent Real Property Lease, shall be collectively referred to as the “Parent Material Contracts.”

(b) Except, in each case, as has not been and would not reasonably be expected to be, individually or in the aggregate, material to Parent and its subsidiaries, taken as a whole, as of the date hereof, (i) each of the Parent Material Contracts is valid, binding and in full force and effect with respect to Parent and its subsidiaries party thereto and, to the Knowledge of Parent, each other party thereto and enforceable, in all material respects, in accordance with its terms by Parent and its subsidiaries party thereto; (ii) Parent and each of its subsidiaries has performed all material obligations required to be performed by them under the Parent Material Contracts to which they are parties; (iii) to the Knowledge of Parent, each other party to a Parent Material Contract has performed all material obligations required to be performed by it under such Parent Material Contract and (iv) no party to any Parent Material Contract has given Parent or any of its subsidiaries written notice of its intention to cancel, terminate, change the scope of rights under or fail to renew any Parent Material Contract and neither Parent nor any of its subsidiaries, nor, to the Knowledge of Parent, any other party to any Parent Material Contract, has repudiated in writing any material provision thereof. Neither Parent nor any of its subsidiaries has knowledge of, or has received written notice of, any violation or default under any Parent Material Contract or any other Contract to which it is a party or by which it or any of its material properties or assets is bound, except for violations or defaults that have not been and would not reasonably be expected to be, individually or in the aggregate, material to Parent and its subsidiaries, taken as a whole. True, unredacted and complete copies of all of the Parent Material Contracts have been made available to the Company.

4.13 Litigation. There is no (nor since January 1, 2021 has there been any) Action (excluding external investigations of which Parent has no Knowledge) pending or, to the Knowledge of Parent, threatened, to which Parent or any of its subsidiaries are or were a party. There are no material outstanding judgments, writs, injunctions, decrees or orders of any Governmental Authority against or binding on Parent or its subsidiaries. There are no internal investigations or internal inquiries that, since January 1, 2021, have been conducted by or at the direction of the Parent Board (or any committee thereof) concerning any financial, accounting or other misfeasance or malfeasance issues.

4.14 Properties.

(a) Neither the Parent nor any of its subsidiaries owns or has ever owned any real property.

(b) Section 4.14(b) of the Parent Disclosure Letter sets forth a true and complete list of all real property leased, subleased or otherwise occupied by the Parent or any of its subsidiaries as tenant, subtenant or occupant as of the date of this Agreement and material to the business of the Parent and its subsidiaries, taken as a whole (collectively, the “Parent Leased Real Property”). No Parent Real Property Lease is subject to any Lien, including without limitation, any right to the use or occupancy of any Parent Leased Real Property, other than Parent Permitted Liens. Each Parent Real Property Lease constitutes the entire agreement between the parties thereto with respect to the Parent Leased Real Property leased thereunder, and is, with respect to the Parent or the applicable subsidiary of the Parent, a valid and subsisting agreement in full force and effect and constitutes a valid, binding and enforceable obligation of the Parent or the applicable subsidiary of the Parent, subject to the Bankruptcy and Equity Exception. The Parent has not received any written notice of termination or cancellation of or of a breach or default under any Parent Real Property Lease that remains uncured as of the date of this

Agreement nor, to the Knowledge of Parent, has any event occurred which, with notice or lapse of time or both, would constitute a breach or default under any such Parent Real Property Lease, or permit the termination or cancellation of any such Parent Real Property Lease. With respect to the Parent Leased Real Property, Section 4.14(b) of the Parent Disclosure Letter also contains a true and complete list as of the date hereof of all agreements under which the Parent or any of its subsidiaries is, as of the date hereof, the landlord, sublandlord, tenant, subtenant or occupant that have not been terminated or expired as of the date hereof and are material to the business of the Parent and its subsidiaries, taken as a whole (each, a “Parent Real Property Lease”). The Parent has heretofore made available to Parent true and complete copies of the Parent Real Property Leases.

(c) With respect to each of the Parent Leased Real Properties, neither the Parent nor any of its subsidiaries has exercised or given any notice of exercise of any option or right of first offer or right of first refusal to purchase, expand, renew or terminate contained in the Parent Real Property Leases.

(d) Neither the Parent nor any of its subsidiaries has received written notice of any proceedings in eminent domain, condemnation or other similar proceedings that are pending, and the Parent has not received written notice threatening any such proceedings, in each case, affecting any material portion of the Parent Leased Real Property. Neither the Parent nor any of its subsidiaries has received written notice of the existence of any outstanding writ, injunction, decree, order or judgment or of any pending proceeding pertaining to or affecting any material portion of the Parent Leased Real Property. As of the date hereof, none of the material improvements located on any parcel of Parent Leased Real Property that is material to the business of the Parent and its subsidiaries, taken as whole, has been damaged by a fire or other casualty and not been restored and repaired either (i) to substantially the same condition they were in prior to such event or (ii) to a condition necessary for the use of the Parent in the ordinary course.

(e) To the Knowledge of Parent, there are no conditions or defects, latent or otherwise, to the Parent Leased Real Property that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(f) None of the Parent’s or its subsidiaries’ current use of the Parent Leased Real Property violates any restrictive covenant of record that affects any of the Parent Leased Real Property or any applicable Laws, in each case to the extent the same would reasonably be expected to have a Parent Material Adverse Effect.

4.15 Intellectual Property.

(a) The Parent, or its subsidiaries, owns, is licensed under agreements that are in full force and effect, or, to the Knowledge of Parent, otherwise has the right to use all Patents, Trademarks, Trade Secrets, Copyrights and all other Intellectual Property (including biological materials), all registrations of any of the foregoing, or applications therefor, that are material to Parent’s business as presently conducted (collectively, and along with the Parent Registered Intellectual Property, the “Parent Intellectual Property”). The Parent and its subsidiaries possess sufficient rights pursuant to written agreements to use all material Parent Intellectual Property not owned by the Parent or its subsidiaries as such Parent Intellectual Property are used in the Parent’s business as presently conducted. Except as otherwise indicated in Section 4.15(a) of the Parent Disclosure Letter, the Parent or its subsidiaries is the sole and exclusive owner of all rights, title and interests in and to the Owned Parent Intellectual Property, and to the Knowledge of Parent, all Owned Parent Intellectual Property is free and clear of all Liens (other than Parent Permitted Liens).

(b) Section 4.15(b) of the Parent Disclosure Letter sets forth as of the date hereof a true and complete list of all Patents, Trademarks that are trademark registration, applications and material common law marks, and registered Copyrights that are (i) owned (or purported to be owned) by the Parent and its subsidiaries, (ii) exclusively licensed to the Parent or its subsidiaries whereby ‘all substantial rights’ are licensed to the Parent or its subsidiaries, or (iii) that are non-exclusively licensed to the Parent or its subsidiaries and for which the Parent or its subsidiaries controls prosecution thereof ((i), (ii), and (iii) are collectively, the “Parent Registered

Intellectual Property”), indicating for each (as applicable) the name of the current record owner(s), the applicable jurisdictions and the application or registration numbers, the registration date, and current status. The Parent Registered Intellectual Property owned by the Parent or its subsidiaries, and, to the Knowledge of Parent, all other Parent Registered Intellectual Property, is subsisting and in full force and effect and has not been abandoned or adjudged invalid or unenforceable (other than such Parent Registered Intellectual Property that has expired, lapsed or been abandoned). All Parent Registered Intellectual Property which has been issued, granted or registered is, to the Parent’s Knowledge, not invalid or unenforceable. Section 4.15(b) of the Parent Disclosure Letter also sets forth, as of the date of this Agreement, a list of all internet domain names with respect to which the Parent or its subsidiaries is the registrant and any social media handles registered by the Parent or its subsidiaries.

(c) With respect to the material items of Parent Registered Intellectual Property, the Parent has maintained them in the ordinary course consistent with reasonable business practices. To the Knowledge of the Parent, each of the Parent’s or its subsidiaries’ owned Patents (excluding invention disclosures) that are material to the Parent and its subsidiaries properly identifies each and every inventor of the claims thereof as determined in accordance with the laws of the jurisdiction in which such Patent was issued or such Patent application is pending. The named inventors of each of the Parent’s, or its subsidiaries’, owned Patents that are material to the Parent and its subsidiaries have assigned the applicable inventions for the Parent’s, or its subsidiaries’, owned Patents to the Parent, or its subsidiaries, respectively, and the inventor assignments have been recorded with the USPTO as applicable except where failure to do so would not be material. To the Knowledge of the Parent and except as would not be material, all assignments to the Parent or its subsidiaries of the Parent Registered Intellectual Property owned by the Parent, or its subsidiaries, respectively, are valid and enforceable.

(d) To the Knowledge of Parent and except as would not be material, since January 1, 2021, no third party has infringed upon, misappropriated, violated, or asserted any competing claim of right to use or own any of the Owned Parent Intellectual Property or Parent Registered Intellectual Property that is exclusively licensed to the Parent, or one of its subsidiaries. There is no litigation, opposition, interference, inventorship challenge, refusal, cancellation, or proceeding pending, or asserted or threatened in writing, against the Parent or its subsidiaries concerning the validity, registrability, enforceability, duration, scope, priority, ownership or other violation of any Parent Owned Intellectual Property or Registered Intellectual Property exclusively licensed to the Parent, or one of its subsidiaries except where the proceeding is not material; this representation does not apply to office actions in the ordinary course of prosecution. Since January 1, 2021, neither the Parent nor its subsidiaries or its subsidiaries’ respective representatives have sent or otherwise made in writing any assertion to any third party regarding any material alleged or suspected infringement, misappropriation, dilution or violation of any Parent Registered Intellectual Property.

(e) To the Knowledge of Parent, the conduct of the business of the Parent or its subsidiaries, as conducted since January 1, 2021, and as contemplated to be conducted, has not interfered with, infringed upon, misappropriated, diluted, or otherwise violated, the Intellectual Property of third parties in a manner that has or would reasonably be expected to result in a material liability to the Parent and its subsidiaries, taken as a whole. No claim or action alleging infringement, misappropriation, dilution, or other violation of any third party Intellectual Property is pending or, to the Knowledge of the Parent, threatened in writing against the Parent, its subsidiaries or, to the Knowledge of the Parent, any other Person who is entitled to be indemnified, defended, held harmless or reimbursed by the Parent or its subsidiaries with respect to such claim or action that in each case has or would reasonably be expected to result in a material liability to the Parent and its subsidiaries, taken as a whole. Since January 1, 2021, neither the Parent nor its subsidiaries has received any written notice (or, to the Knowledge of Parent, any non-written notice) from any third party alleging or threatening that the operation of the business of the Parent and its subsidiaries as conducted since January 1, 2021 infringes or otherwise violates the Intellectual Property of such third party, including, but not limited to, any invitation to license that would reasonably be construed as notice of infringement, any claim that the Parent or its subsidiaries must license, or any claim that the Parent must refrain from using any Intellectual Property, where the allegation, if true, would reasonably be expected to result in a material liability to the Parent and its subsidiaries, taken as a whole.

(f) Section 4.15(f) of the Parent Disclosure Letter sets forth as of the date hereof a true and complete list of all agreements to which the Parent or any of its subsidiaries is a party that are material to the business of Parent and its subsidiaries (taken as a whole) under which the Parent or its subsidiaries has been granted an exclusive or non-exclusive license under any Parent Intellectual Property from a third party (other than nondisclosure agreements, material transfer agreements or non-exclusive licenses and other agreements entered into in the ordinary course of business) (“Parent Inbound IP Agreements”).

(g) Section 4.15(g) of the Parent Disclosure Letter sets forth as of the date hereof a true and complete list of all agreements to which the Parent or any of its subsidiaries is a party that are material to the business of Parent and its subsidiaries (taken as a whole) under which the Parent or its subsidiaries has (i) granted an exclusive or non-exclusive license or covenant not to sue under any Owned Parent Intellectual Property to a third party (other than nondisclosure agreements and material transfer agreements and other agreements entered into in the ordinary course), (ii) assigned (or agreed to assign) any Owned Parent Intellectual Property to a third party (other than agreements entered into in the ordinary course), (iii) granted any third party an option or other right to obtain any such license, covenant not to sue, or assignment (other than agreements entered into in the ordinary course), or (iv) covenanted not to pursue patent protection with respect to any invention or technology other than agreements entered into in the ordinary course (“Parent Outbound IP Agreements” and together with the Parent Inbound IP Agreements, the “Parent IP Agreements”). The Parent has provided Company with true and correct copies of all Parent IP Agreements.

(h) Section 4.15(h) of the Parent Disclosure Letter sets forth as of the date hereof all license, collaboration, or other agreements to which the Parent or any of its subsidiaries is a party that are material to the business of Parent and its subsidiaries (taken as a whole) under which the Parent owes and pays material royalties or makes other material financial payments to third parties in connection with the sale of products and services. Except as set forth in Section 4.15(h) of the Parent Disclosure Letter, neither the Parent nor its subsidiaries, in the Contracts to which any of them are a party, has agreed to, nor has an obligation to pay any third party royalties or payments in connection with the sale of products and services where the royalties or payments are material to the business of the Parent and its subsidiaries (taken as a whole).

(i) Except as would not have a Parent Material Adverse Effect, the consummation of the Merger shall not under any Parent IP Agreements result in any: (i) the termination by a third party of any Parent IP Agreement, (ii) the release from escrow of any material Owned Parent Intellectual Property, or (iii) the grant to any other Person of any license or other right to Owned Parent Intellectual Property.

(j) To the Knowledge of Parent, none of the activities of the employees of the Parent or its subsidiaries violates any agreement or arrangement which any such employees have with former employers in any matter that would reasonably be expected to result in material liability to Parent and its subsidiaries, taken as a whole. All current and former employees and consultants who contributed to the discovery or development of any material Owned Parent Intellectual Property did so pursuant to written agreements assigning all rights therein to the Parent or its subsidiaries that do not vest with the Parent and its subsidiaries initially by operation of law (other than non-assignable moral rights).

(k) To the Knowledge of Parent, each current or former employee, contractor or consultant of the Parent or its subsidiaries who has proprietary knowledge of or information relating to Trade Secrets of the Parent or its subsidiaries has executed and delivered to the Parent or its subsidiaries an agreement or agreements restricting such Person’s right to use and disclose such information or Trade Secret of the Parent or its subsidiaries except where failure to do so would not be material.

(l) No settlements, injunctions, forbearances to sue, consents, judgments, orders or similar obligations to which the Parent or its subsidiaries is party: (i) restrict the use, exploitation, assertion or enforcement of any material Owned Parent Intellectual Property or exclusively licensed Intellectual Property anywhere in the world consistent with past practices; (ii) restrict in any material manner consistent with past practices the conduct of the business of the Parent, its subsidiaries or any of its respective employees as presently conducted; or (iii) grant third parties any material or exclusive rights (including field and territory-limited rights) under any material Owned Parent Intellectual Property or material exclusively licensed Intellectual Property.

(m) The Parent and its subsidiaries have exercised reasonable business discretion to protect their rights in their Trade Secrets and other confidential information, in each case that are material to the business of Parent and its subsidiaries, taken as a whole.

(n) No government funding nor government, academic or non-profit research facilities or personnel were used, directly or indirectly, to develop or create, in whole or in part, any of the material Owned Parent Intellectual Property, or, to the Knowledge of the Parent, any other material Parent Intellectual Property.

(o) Except as would not reasonably be expected to have a Parent Material Adverse Effect: (i) to the Knowledge of Parent, the Software, hardware, databases, websites, computer equipment, servers, telecommunication systems, networks, interfaces, platforms, systems and other information technology or related infrastructure that are owned, operated, leased, used in or necessary for the conduct of the business of the Parent or its subsidiaries, including such information technology or related infrastructure obtained or licensed from a vendor carrying out activities on behalf of the Parent or its subsidiaries (collectively, the “Parent Systems”) are lawfully owned, leased, or licensed by the Parent or its subsidiaries, and are reasonably sufficient for the conduct of their respective businesses as presently conducted, (ii) since January 1, 2021, there have been no failures, breakdowns, continued substandard performance or other adverse events affecting any such Parent Systems that have caused a substantial disruption or substantial interruption in or to the use of such Parent Systems or the conduct of the business of the Parent as presently conducted and remain unresolved or unaddressed, and (iii) to the Knowledge of Parent, since January 1, 2021, there have not been any material incidents of unauthorized access or other security breaches of the Parent Systems, and (iv) to the Knowledge of Parent, the Parent Systems do not contain any viruses or other unauthorized, malicious disabling code that would reasonably be expected to (x) significantly disrupt or materially and adversely affect the functionality or integrity of any Parent System, or (y) enable or assist any Person to access Parent Systems without proper authorization. To the Knowledge of Parent, the Parent Systems do not contain any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop-dead device,” “virus,” malware or other Software routines or components intentionally designed to permit unauthorized access to, maliciously disable, maliciously encrypt, or erase Software, hardware, or data that would reasonably be expected to materially disrupt the business of the Parent or its subsidiaries, taken as a whole. To the Knowledge of Parent, the Parent and its subsidiaries are not in material breach of any of their Contracts relating to Parent Systems. Since January 1, 2021, the Parent and its subsidiaries have not been, to the Knowledge of the Parent, audited under any Contract pursuant to which they use any third party system, nor received any written notice of intent to conduct any such audit.

4.16 Taxes.

(a) The Parent and each of its subsidiaries have prepared and duly and timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed by any of them, and all such filed Tax Returns are true, correct and complete in all material respects.

(b) Except as would not have a Parent Material Adverse Effect, Parent and each of its subsidiaries:

(i) have complied with all applicable Laws, rules, and regulations relating to the payment and withholding of Taxes with respect to amounts owing to any employee, independent contractor, stockholder, creditor or third party within the time and in the manner prescribed by Law;

(ii) have not waived any statute of limitations with respect to any Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency, which waiver or extension is currently effective, other than in connection with an extension of time for filing a Tax Return and Parent has identified to the Company in writing any such Tax Return to which an extension has been filed outside of the ordinary course of business and the relevant Tax Return is yet to be filed;

(iii) have no pending or threatened audits, examinations, or assessments (or other similar proceedings initiated by a Governmental Authority) in respect of Taxes or Tax matters to which the Parent is a party;

(iv) are not and have not been a party to any Tax Sharing Agreement (other than an agreement exclusively between or among the Parent and its subsidiaries or among the Parent’s subsidiaries) pursuant to which it may have any obligation to make any payments for Taxes after the Effective Time and have no liability for Taxes of any Person (other than the Parent or any of its subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor;

(v) have no Liens for Taxes upon any property or assets of the Parent or any of its subsidiaries, other than Parent Permitted Liens described in clause (i) of the definition thereof;

(vi) have not entered into any “closing agreement” under section 7121 of the Code, or other similar agreement with a Governmental Authority in respect of Taxes that remains in effect, and no request for a ruling, relief, advice, or any other item that relates to the Taxes or Tax Returns of the Parent or any of its subsidiaries is currently pending with any Governmental Authority, and no such ruling, relief or advice has even been obtained; and

(vii) do not participate and have not participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(c) Each of the Parent and its subsidiaries is, and always has been, treated for U.S. federal income Tax purposes as set forth on 4.16(c) of the Parent Disclosure Letter.

4.17 Employee Benefit Plans.

(a) Section 4.17(a) of the Parent Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material Parent Plan. With respect to each material Parent Plan, Parent has made available to the Company, as applicable, (i) the plan document (or, with respect to any unwritten Parent Plan, a written description thereof), (ii) the most recent annual report (Form 5500) prepared in connection with any such Parent Plan, (iii) the most recent determination or opinion letter, if any, from the IRS for any Parent Plan that is intended to qualify pursuant to Section 401(a) of the Code, (iv) the most recent actuarial or valuation report, (vii) any material communications with any Governmental Authority since January 1, 2021, and (viii) the most recent nondiscrimination testing results.

(b) Each Parent Plan and trust that is intended to be qualified under Section 401(a) of the Code is covered by a currently effective, favorable determination letter, or is established on a pre-approved form of plan document that is covered by a favorable advisory or opinion letter, or has pending or has time remaining in which to file an application for such determination from the IRS, and, to the Knowledge of Parent, (i) no revocation of any such determination, advisory, or opinion letter has been threatened by any Governmental Authority, and (ii) no circumstances exist that could reasonably be expected to result in the loss of such qualified status under Section 401(a) of the Code or material liability to Parent.

(c) No Parent Plan is, and neither Parent nor any of its ERISA Affiliates sponsors, maintains or contributes (or is required to contribute) to, or has ever sponsored, maintained or contributed (or been required to contribute) to (i) any employee benefit plan that is or was subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) any “funded welfare benefit plan” (within the meaning of Section 419 of the Code), (iv) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (v) any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), and neither Parent nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA that has not been paid in full.

(d) Each Parent Plan has been established, operated, administered, and maintained in all material respects in compliance with its terms and in all material respects with the requirements of applicable Laws, including ERISA and the Code.

(e) Neither Parent nor any of its subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for any retired, former or current employee, officer, director or other service provider of Parent or any of its subsidiaries (or any dependent or beneficiary thereof) except coverage or benefits as required under Section 4980B of the Code or any other applicable Laws at the participant’s sole expense.

(f) Except as set forth in Section 4.17(f) of the Parent Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement shall (either alone or together with a termination of employment or other event), (i) entitle any current or former employee, officer, director or other service provider of the Company or any of its subsidiaries to severance pay or any other payment or benefit, whether under any Parent Plan or otherwise, (ii) accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation pursuant to, any Parent Plan, (iii) increase the amount payable under any Parent Plan or (iv) result in the payment or provision of an “excess parachute payment” as defined in Section 280G of the Code to any “disqualified individual” (as defined in Section 280G of the Code) of Parent or any of its subsidiaries. No Parent Plan or other agreement with any employee provides for a “gross-up” or similar payment in respect of any Taxes that may become payable under Section 409A or Section 4999 of the Code.

(g) There is no material Action pending against or, to the Knowledge of Parent, threatened against, any Parent Plan before any Governmental Authority, other than routine claims for benefits. No Parent Plan is, or in the past six (6) years has been, the subject of an investigation, examination or audit by a Governmental Authority or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction, or similar program sponsored by any Governmental Authority.

(h) Each Parent Foreign Plan has been registered and maintained in all material respects in compliance with its terms and in all material respects with the requirements of applicable Laws and in good standing with applicable regulatory authorities. No Parent Foreign Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA).

4.18 Employment Matters.

(a) True and complete information as to the name, current job title, exempt or non-exempt classification for purposes of FLSA and state wage and hour laws (or any foreign equivalent), and compensation for all current employees of the Parent and its subsidiaries has been provided to Parent. No current employee of the Parent or any of its subsidiaries, (i) has given notice of termination of employment or otherwise disclosed plans to terminate employment with the Parent or any of its subsidiaries within the twelve (12) month period following the date hereof, (ii) is employed under a nonimmigrant work visa or other work authorization that is limited in duration, or (iii) has been the subject of any sexual harassment, sexual assault, sexual discrimination or other misconduct allegations during his or her tenure at the Parent or any of its subsidiaries.

(b) Neither the Parent nor any of its subsidiaries is a party to or is bound by, or is currently negotiating, a Collective Bargaining Agreement with any Union. Neither the Parent nor any of its subsidiaries is the subject of an Action asserting that the Parent or any such subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act). For the last three (3) years, no Union or group of Parent employees has made a pending demand for recognition or certification, and, to the Knowledge of Parent, there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Parent, threatened to be brought or filed with the National Labor Relations Board, any other Governmental Authority. To the Knowledge of Parent, since January 1, 2021, there have been no Union organizing activities with respect to any employees of the Parent or any of its subsidiaries. There is no, and since January 1, 2021 there has not been, any work slowdown, lockout, work stoppage, picketing, strike, or other material labor dispute or disputes or collective labor action involving the Parent or any of its subsidiaries pending or, or to the Knowledge of Parent, threatened. No notice, consent or consultation obligations with respect to any employees of the Parent or any of its subsidiaries, or any Union, shall be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the transactions contemplated by this Agreement.

(c) Except as would not be reasonably expected, individually or in the aggregate, to have a Parent Material Adverse Effect, Parent and each of its subsidiaries is, and since January 1, 2021 has been, in compliance with all applicable Laws and Contracts, relating to employment, including but not limited to employment practices, labor, compensation, discrimination, harassment, workplace safety, retaliation, immigration, whistleblowing, employee leave, paid time off, benefits, wages and hours, terms and conditions of employment, unemployment insurance, workers’ compensation, termination of employment, the proper classification of employees as exempt or nonexempt from overtime pay requirements and the proper classification of individuals as independent contractors or employees, unemployment insurance, collective dismissals, and the Worker Adjustment and Retraining Notification Act (and any applicable similar foreign, state or local Laws).

4.19 Environmental Matters.

(a) Except as would not be reasonably expected, individually or in the aggregate, to have a Parent Material Adverse Effect:

(i) to the Knowledge of Parent, there is no pending or threatened Environmental Claim or Environmental Liability regarding the Parent or any of its subsidiaries or any property currently, or formerly owned, operated or leased by the Parent or its subsidiaries;

(ii) with respect to real property that is currently leased or operated by the Parent and its subsidiaries, and to the Knowledge of Parent, with respect to real property that was formerly owned, leased or operated by the Parent or its subsidiaries, there have been no Releases of Hazardous Materials at or from any of such real properties that has caused environmental contamination at any location that is reasonably likely to result in an obligation of the Parent or any subsidiary to investigate or remediate such environmental contamination pursuant to applicable Environmental Law or contractual agreement or otherwise result in any Environmental Claim or Environmental Liability;

(iii) neither (A) the Parent or any subsidiary thereof (B) nor to the Knowledge of Parent any entity previously owned by the Parent or any subsidiary thereof, has transported or arranged for the treatment, storage, handling, disposal or transportation of any Hazardous Material at or to any third-party location that is reasonably likely to result in an Environmental Claim or Environmental Liability;

(iv) neither the Parent nor any subsidiary thereof has, either expressly or by operation of applicable Law, assumed or undertaken, or agreed to assume or undertake, responsibility for any liability or obligation of any other Person arising under or relating to Environmental Laws;

(v) to the Knowledge of Parent, the Parent has provided Parent with (a) environmental site assessments and substantially similar evaluations reasonably available and in its possession respecting material environmental conditions at properties currently leased or used by the Parent or its subsidiaries and (b) the most recent written compliance audit reasonably available in its possession for current operating industrial facilities; and

(vi) to the Knowledge of Parent, there are no other activities, conditions or circumstances that would be reasonably likely to result in any material Environmental Claim or Environmental Liability.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, to the Knowledge of Parent, the Parent and each of its subsidiaries are, and since January 1, 2021 have been, in compliance with all Environmental Laws (which compliance includes, but is not limited to, possession of all Environmental Permits required under applicable Environmental Laws, and compliance with the terms and conditions thereof).

4.20 Regulatory Matters; Compliance.

(a) Parent or its subsidiaries hold all material licenses, Permits, franchises, variances, registrations, exemptions, orders and other governmental authorizations, consents, approvals, and clearances, and have submitted notices to, all Governmental Authorities, including all authorizations under the FDCA, the PHSA, and the regulations of the FDA promulgated thereunder, and any other Governmental Authority that regulates the quality, identity, strength, purity, safety, efficacy or manufacturing of Parent’s Products (any such Governmental Authority, a “Parent Regulatory Agency”) necessary for the lawful operation of the businesses of Parent or any of its subsidiaries as currently conducted (the “Parent Permits”), and as of the date hereof, all such Parent Permits are valid and in full force and effect. There has not occurred any material violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Parent Permit. Parent and its subsidiaries are in compliance in all material respects with the terms of all Parent Permits, and no event has occurred that, to the Knowledge of Parent, would reasonably be expected to result in the revocation, cancellation, non-renewal or material adverse modification of any Parent Permit. Since January 1, 2021, neither Parent nor its subsidiaries has received written notice of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action from the FDA or other Parent Regulatory Agency alleging that any operation or activity of Parent or any of its subsidiaries is in violation of any applicable Law.

(b) Since January 1, 2021, all of Parent’s and its subsidiaries’ Products that are subject to the jurisdiction of the FDA or other Parent Regulatory Agencies have been manufactured, imported, exported, processed, developed, labeled, stored, and tested by or on behalf of Parent or any of its subsidiaries in all material respects in compliance with all applicable requirements under any Permit or Law, including applicable statutes and implementing regulations administered or enforced by the FDA or other Parent Regulatory Agency. Since January 1, 2021, all applications, submissions, notifications, information and data utilized by Parent or its subsidiaries as the basis for, or submitted by or, to the Knowledge of Parent, on behalf of Parent or any of its subsidiaries in connection with, any and all requests for Parent Permits relating to Parent or any of its subsidiaries when submitted to the FDA or other Parent Regulatory Agency, were true, complete and correct, in all material respects, as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, notifications, information and data required under applicable Laws have been submitted to the FDA or other Parent Regulatory Agency.

(c) Since January 1, 2021, neither Parent, nor any of its subsidiaries, have committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA or any other Parent Regulatory Agency to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” or other similar Laws. Neither the Company nor or any of its subsidiaries nor, to the Knowledge of Parent, any of their respective officers, employees, contractors, suppliers or other entities or individuals performing research or work on behalf of Parent or any of its subsidiaries has been subject to any kind of consent decree, individual integrity agreement, deferred prosecution agreement, or other similar form of agreement with any Governmental Authority or convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in a material debarment or exclusion under applicable Law, including, without limitation, 21 U.S.C. Section 335a. No claims, actions, proceedings or, to the Knowledge of Parent, investigations that would reasonably be expected to result in such a material debarment or exclusion are pending or threatened in writing against Parent or any of its subsidiaries or any of their respective officers, employees, contractors, suppliers or other entities or individuals performing research or work on behalf of Parent or any of its subsidiaries.

(d) Since January 1, 2021, none of Parent, any of its subsidiaries, or, to the Knowledge of Parent, any of their respective contract manufacturers for Products, has received any FDA Form 483, warning letter, untitled letter, or other similar correspondence or written notice from the FDA or any other Parent Regulatory Agency alleging or asserting material noncompliance with any applicable Laws or Parent Permits with respect to any Product of Parent or any of its subsidiaries.

(e) Since January 1, 2021, all studies, tests and preclinical studies being conducted by Parent or any of its subsidiaries, or in which Parent, any of its subsidiaries or any Product has participated, have been and are being conducted in compliance in all material respects with applicable Laws, including the applicable requirements of Good Laboratory Practices, to the extent any such study or test is required to be conducted in compliance with Good Laboratory Practices.

(f) Since January 1, 2021, all studies, tests and preclinical and clinical trials being conducted by Parent or any of its subsidiaries, or in which Parent, any of its subsidiaries or any Product or Product candidate has participated, have been and are being conducted in compliance in all material respects with applicable Laws, including the applicable requirements of Good Laboratory Practices or Good Clinical Practices. Since January 1, 2021, neither Parent nor any of its subsidiaries have received any written notices, correspondence or other communication from any institutional review board, the FDA or any other Parent Regulatory Agency, recommending or requiring the termination, suspension, or material modification of any ongoing or planned clinical trials conducted by, or on behalf of, Parent or any of its subsidiaries, other than any comments on study design provided by the FDA as part of any pre-Investigational New Drug Application activities, including any pre-Investigational New Drug Application meetings.

4.21 Healthcare Regulatory; Compliance.

(a) Parent and its subsidiaries is, and at all times since January 1, 2021 has been, in compliance in all material respects with all applicable Healthcare Laws and, as of the date of this Agreement, there is no Action pending, received by or threatened orally or in writing against Parent or its subsidiaries related to such Healthcare Laws.

(b) Neither Parent nor its subsidiaries has engaged in an unlawful or unauthorized practice of medicine or other professionally licensed activities through any web sites sponsored or operated, or formerly sponsored or operated, by Parent or its subsidiaries.

(c) Parent has implemented and has in place a compliance program that conforms to and materially ensures compliance with applicable Healthcare Laws and industry standards.

(d) No Person has filed against Parent an action relating to Parent under any federal or state whistleblower statute, including under the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.).

(e) Since January 1, 2021, Parent and its subsidiaries have made and kept books, records, and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Parent and each of its subsidiaries.

4.22 Insurance.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, each insurance policy under which the Parent or any of its subsidiaries is an insured or otherwise the principal beneficiary of coverage (collectively, the “Parent Insurance Policies”) is in full force and effect and all related premiums have been paid to date. Parent has made available to Parent true, unredacted and complete copies of the Parent Insurance Policies.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, the Parent Insurance Policies are reasonable and customary in coverage, scope and size of premiums based on the activities of Parent as conducted and as contemplated to be conducted as of the date of this Agreement.

(c) Parent and its subsidiaries are in compliance with the terms and conditions of the Parent Insurance Policies, except for any non-compliance as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(d) Neither Parent nor any of its subsidiaries is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice under any such policy) under any Parent Insurance Policy, and, to the Knowledge of Parent, no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination or modification, under such policy. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, no insurance claims made by Parent or any of its subsidiaries has been questioned, denied or disputed.

4.23 Anti-Corruption; Global Trade Control Laws.

(a) Since January 1, 2018, neither Parent, nor its subsidiaries, nor any of Parent’s or its subsidiaries’ respective current or former officers, directors, or, to the Knowledge of Parent, any representative acting on behalf of Parent or its subsidiaries, including any of their respective officers, directors, or employees, has violated, to the extent applicable, any Anti-Corruption Laws, including by unlawfully directly or indirectly offering, promising, providing, or authorizing the provision of any money, property, contribution, gift, entertainment or other thing of value to any Person, so as to influence official action, to secure an improper advantage, or to encourage the recipient to breach a duty of good faith or loyalty or the policies of their employer.

(b) Neither Parent, nor its subsidiaries, nor, to the Knowledge of Parent, any representative acting at the direction of Parent or its subsidiaries (i) is under external or internal investigation for (A) any violation of the Anti-Corruption Laws, (B) any alleged irregularity, misstatement or omission arising under or relating to any Contract between such Person and any Governmental Authority, or any instrumentality thereof or (C) any unlawful contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to a Government Official, (ii) has received any notice or other written communication from any Governmental Authority with respect to any actual, alleged or potential violation of, or failure to comply with, any Anti-Corruption Laws, or (iii) is the subject of any internal complaint, audit or review process with respect to allegations of potential violation of the Anti-Corruption Laws.

(c) Parent and its subsidiaries maintain policies and procedures designed to ensure compliance with the Anti-Corruption Laws.

(d) Neither Parent, nor its subsidiaries, nor any director, officer or employee of any of Parent or its subsidiaries, is, or since January 1, 2018 has been, (i) a Restricted Party or (ii) majority owned or controlled by a Restricted Party.

(e) Parent and its subsidiaries are, and since January 1, 2018 have been, in compliance in all material respects with all Global Trade Control Laws, which includes possession of and compliance in all material respects with all licenses, permits, variances, registrations, exemptions, orders, consents, approvals, clearances, and other authorizations required by Global Trade Control Laws and submission of required notices or reports to all Governmental Authorities that are concerned with such Global Trade Control Laws.

(f) Since January 1, 2018, neither Parent nor its subsidiaries has directly or indirectly engaged in any business with, or used, directly or indirectly, any corporate funds to contribute to or finance the activities of, any Restricted Party or in or with any Restricted Market and is not currently doing so. Parent acknowledges that activities under this Agreement shall not (i) be in a Restricted Market; (ii) involve individuals ordinarily resident in a Restricted Market; or (iii) include companies, organizations, or governmental entities from or located in a Restricted Market.

(g) To the Knowledge of Parent, (i) since January 1, 2018, neither Parent nor its subsidiaries has been the subject of any investigations, reviews, audits or inquiries by a Governmental Authority related to Global Trade Control Laws, and (ii) as of the date hereof, no investigation, review, audit, or inquiry of or to Parent or its subsidiaries by any Governmental Authority with respect Global Trade Control Laws is pending or threatened.

4.24 CFIUS. Neither Parent nor its subsidiaries is a U.S. business that (i) produces, designs, tests, manufactures, fabricates, or develops one or more “critical technologies”; (ii) performs the functions as set forth in column 2 of Appendix A to 31 C.F.R. Part 800 with respect to “covered investment critical infrastructure”; or (iii) maintains or collects, directly or indirectly, “sensitive personal data” of U.S. citizens, in each case as such terms in quotation marks are defined in the Defense Production Act of 1950, as amended, including all implementing regulations thereof.

4.25 Brokers and Finder’s Fees. Except for as set forth on Section 4.25 of the Parent Disclosure Letter, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or any of its subsidiaries. Prior to the date hereof, Parent has provided the Company with an unredacted copy of each engagement letter between Parent and the Parent Financial Advisor, pursuant to which the Parent Financial Advisor would be entitled to any payment relating to the Merger and any other transactions contemplated by this Agreement. The Parent Financial Advisor’s estimated fees and expenses in connection with the transactions contemplated hereby are disclosed in Section  4.25 of the Parent Disclosure Letter.

4.26 Opinion of the Financial Advisor. The Parent Financial Advisor has delivered to the Parent Board its opinion, dated on or about the date hereof, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, factors, qualifications, limitations and other matters set forth therein, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Parent Ordinary Shares (including holders of Parent ADSs). The opinion of the Parent Financial Advisor has not been withdrawn, revoked or modified.

4.27 Antitakeover Laws. The Parent Board has duly taken all actions so that no Takeover Laws shall prohibit the execution, delivery or performance of or compliance with this Agreement, the Merger or the other transactions contemplated hereby. Parent has no “rights plan”, “rights agreement” or “poison pill” in effect.

4.28 Ownership and Operations of Merger Sub. Parent owns, and at the Effective Time shall own, beneficially and of record, all of the outstanding capital stock of Merger Sub either directly or indirectly through one or more of its wholly-owned subsidiaries. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities, has not incurred any material obligations or liabilities except pursuant to this Agreement and has conducted its operations only as contemplated by this Agreement.

4.29 No Other Representations; No Reliance; Waiver. Each of Parent and Merger Sub represents, warrants, acknowledges and agrees that none of the Company Related Persons makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any information provided or made available to the Parent Related Persons or any other Person in connection with this Agreement, the Parent Voting Agreements, the Merger or any of the other transactions contemplated by this Agreement or with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations, future cash flows or future financial condition, or any component of the foregoing, or any other forward looking information, of the Company or any of its Affiliates, and no Parent Related Person has relied on any information or statements made or provided (or not made or provided) to any Parent Related Person other than the representations and warranties of the Company expressly set forth in Section 3 of this Agreement (as qualified by the Company Disclosure Letter) and any certificate delivered pursuant to Section 7.

SECTION 5

COVENANTS AND AGREEMENTS

5.1 Conduct of the Company’s Business.

(a) The Company covenants and agrees as to itself and its subsidiaries that, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with Section 8.1 (the “Pre-Closing Period”), except (i) as required or specifically permitted by any other provision of this Agreement (or as expressly set forth in Section 5.1(a) of the Company Disclosure Letter), (ii) as required by applicable Law or (iii) with Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), the Company and its subsidiaries shall conduct their respective businesses in all material respects in the ordinary course of business consistent with past practice and, to the extent consistent therewith, use their commercially reasonable efforts to (A) keep in effect casualty, product liability, workers’ compensation, property damage, business interruption and other insurance policies in coverage amounts substantially similar to those in effect on the date of this Agreement, (B) preserve the Company’s business organization and maintain its existing relations and goodwill with suppliers, distributors, creditors, lessors, consultants, regulators and business partners, and (C) preserve and protect the material Company Intellectual Property.

(b) Negative Covenants Pending Closing. Except as required or specifically permitted by this Agreement (or as expressly set forth in Section 5.1(b) of the Company Disclosure Letter) or as required by applicable Law, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with Section 8.1, unless Parent otherwise consents in advance in writing (such consent not to be unreasonably withheld, conditioned, or delayed), neither the Company nor any of its subsidiaries shall or may:

(i) amend the Company Charter Documents or the organizational or governing documents of any of the Company’s subsidiaries;

(ii) (A) issue, deliver, sell, grant, dispose of, pledge or otherwise encumber any shares of capital stock of any class or any other Equity Interest of the Company or any of its direct or indirect subsidiaries (the “Company Securities”), or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any Company Securities, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any Company Securities, in each case to or in favor of a Person other than the Company or a wholly owned subsidiary of the Company, provided that the Company may issue shares of Company Common Stock solely upon the exercise of Company Options that are outstanding on the date of this Agreement in accordance with their terms as of the date of this Agreement or in accordance with the terms of any Contract in effect as of the date of this Agreement; (B) redeem, purchase or otherwise acquire any outstanding Company Securities, or any rights, warrants, options, calls, commitments, convertible securities or any other agreements of any character to acquire any Company Securities, except in connection with the exercise of Company Options that are outstanding on the date of this Agreement and in accordance with their terms as of the date of this Agreement; (C) adjust, split, combine, subdivide or reclassify any Company Securities; (D) enter into, amend or waive any of the rights under any Contract with respect to the sale or repurchase of any Company Securities; or (E) except as expressly required by the terms of this Agreement, amend (including by reducing an exercise price or extending a term) or waive any of its rights under any agreement evidencing any outstanding Company Options;

(iii) directly or indirectly acquire or agree to acquire in any transaction any Equity Interest in, or business of, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or the purchase (including by license, collaboration or joint development agreement) directly or indirectly of any properties or assets (other than purchases of supplies and inventory in the ordinary course of business consistent with the Company’s past practice);

(iv) sell, pledge, dispose of, transfer, lease, license, mortgage or otherwise encumber or subject to any Lien (including pursuant to a sale leaseback transaction or an asset securitization transaction) (other than a Company Permitted Lien) any properties, rights or assets (including securities of the Company and its subsidiaries but excluding the Company Intellectual Property), except dispositions of obsolete assets or expired inventory;

(v) (A) incur, create, assume or otherwise become liable for any Indebtedness for borrowed money (including the issuance of any debt security and the assumption or guarantee of obligations of any Person) (or enter into a “keep well” or similar agreement), except for Indebtedness that does not exceed $1,000,000 in the aggregate or (B) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company, except trade credit or trade payables in the ordinary course of business;

(vi) declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or otherwise, in respect of the Company Common Stock, or Equity Interests of any non-wholly owned subsidiary of the Company;

(vii) other than as required by applicable Law or in accordance with the terms of any Contract or Company Plan set forth in Section 5.1(b)(vii) of the Company Disclosure Letter, (A) increase the compensation or benefits (including severance benefits) of any current or former employees, officers, directors or other service providers of the Company or its subsidiaries; (B) make any new equity or equity-based awards to any current or former employees, officers, directors or other service providers of the Company or its subsidiaries; (C) take any action to accelerate the vesting or payment, or prefund or in any other way secure the payment of, compensation or benefits under any Company Plan; (D) enter into, negotiate, establish, amend, extend or terminate any Company Plan (including any arrangement that would be a Company Plan if in effect on the date hereof) or any Collective Bargaining Agreement; or (E) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except insofar as may be required by GAAP, applicable Law or regulatory guidelines;

(viii) communicate in a writing that is intended for broad dissemination to the Company’s (or any of its subsidiary’s) employees regarding compensation, benefits or other treatment they will receive following the Merger, unless any such communication is expressly permitted by this Agreement (in which case, the Company shall provide Parent with prior notice of, and the opportunity to review and comment upon, any such communications);

(ix) make any material changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by GAAP, applicable Law or regulatory guidelines;

(x) write up, write down or write off the book value of any material assets, except to the extent required by GAAP;

(xi) release, compromise, assign, settle or agree to settle any Action (including without limitation any suit, action, claim, proceeding or investigation relating to this Agreement or Merger and the other the transactions contemplated hereby with adverse parties other than Parent or Merger Sub) or insurance claim, other than compromises, settlements or agreements that involve only monetary payments not in excess of $25,000 individually or $100,000 in the aggregate, in any case without the imposition of material equitable relief on, or the admission of wrongdoing by, the Company or any of its subsidiaries;

(xii) make (other than in the ordinary course of business consistent with past practices), change or revoke any material income Tax election or adopt or change any material method of Tax accounting (except as required by GAAP), (B) enter into any “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Law), settle or compromise any material liability with respect to Taxes, (C) amend any material Tax Return, or (D) consent to any extension or waiver of the limitations period applicable to any claim or assessment with respect of Taxes (other than any extension pursuant to an extension to file any Tax Return), in each case, to the extent such action would reasonably be expected to materially and adversely affect Parent, the Company, or any of their respective subsidiaries in a taxable period (or portion thereof) ending after the Closing;

(xiii) make or commit to any capital expenditures of greater than $100,000 in the aggregate (other than those set forth in the capital expenditure budget delivered to Parent prior to the date hereof);

(xiv) (A) enter into or terminate any Company Material Contract (other than an Acceptable Confidentiality Agreement to the extent permitted by Section 5.3), (B) materially modify, amend, waive any right under or renew any Company Material Contract, (C) enter into or extend the term or scope of any Contract that purports to restrict the Company, or any of its subsidiaries or Affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area, or (D) enter into any Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the Merger and the other transactions contemplated hereby;

(xv) make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with the Company’s past practice) to, any Person;

(xvi) hire or offer employment or engagement to, promote or terminate the employment or engagement of any director or officer, or any employee, independent contractor or consultant with total annual compensation in excess of $100,000;

(xvii) merge or consolidate the Company with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its material subsidiaries;

(xviii) cancel, dedicate to the public, disclaim, forfeit, reissue, reexamine, abandon without filing a substantially identical counterpart in the same jurisdiction with the same priority, or allow to lapse (except with respect to issued Patents expiring in accordance with their terms) any material Company Intellectual Property;

(xix) fail to maintain in effect material insurance policies covering the Company and its subsidiaries and their respective properties, assets and businesses;

(xx) (A) purchase any marketable securities except in the ordinary course of business, or; (B) change in material manner the investment guidelines with respect to the Company’s investment portfolio;

(xxi) forgive any loans to any employees, officers or directors of the Company or its subsidiaries, or any of their respective Affiliates, except in the ordinary course of business in connection with relocation activities to any employees of the Company or its subsidiaries;

(xxii) (i) sell, transfer, assign, lease, license, covenant not to enforce, or otherwise dispose of (whether by merger, stock or asset sale or otherwise) to any Person (including any Affiliate) any rights to any Company Intellectual Property material to the Company or its subsidiaries, taken as a whole, other than licensing non-exclusive rights or entering in to customary nondisclosure or material transfer agreements in the ordinary course of business consistent with past practice, (ii) cancel, dedicate to the public, disclaim, forfeit, reissue, reexamine or abandon without filing a substantially identical counterpart in the same jurisdiction with the same priority or allow to lapse (except with respect to Patents, Copyrights or Trademarks expiring in accordance with their terms) any Company Registered Intellectual Property, which the Company or any of its subsidiary controls the prosecution or maintenance thereof, (iii) fail to make any filing, pay any fee, or take any other action necessary to prosecute and maintain in full force and effect any Company Registered Intellectual Property, (iv) make any change in Company Intellectual Property material to the business of the Company and its subsidiaries, taken as a whole, that does or would reasonably be expected to impair such Company Intellectual Property or the Company’s or its subsidiaries rights with respect thereto, (v) disclose to any Person (other than representatives of Parent and Merger Sub) any Trade Secrets, know-how or confidential or proprietary information, except, in the case of confidential or proprietary information, in the ordinary course of business to a Person that is subject to confidentiality obligations or (vi) fail to take or maintain reasonable measures to protect the confidentiality and value of Trade Secrets included in any of the Owned Company Intellectual Property material to the business of the Company and its subsidiaries, taken as a whole;

(xxiii) enter into a definitive agreement providing for a Company Licensing Deal (other than Company Licensing Deal that is a Company Superior Proposal); or

(xxiv) authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of, the foregoing actions.

5.2 Conduct of Parent Business.

(a) Parent covenants and agrees as to itself and its subsidiaries that, during the Pre-Closing Period, except (i) as required or specifically permitted by any other provision of this Agreement (or as expressly set forth in Section 5.2(a) of the Parent Disclosure Letter), (ii) as required by applicable Law or (iii) with the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), Parent and its subsidiaries shall conduct their respective businesses in all material respects in the ordinary course of business consistent with past practice and, to the extent consistent therewith, use their commercially reasonable efforts to (A) keep in effect casualty, product liability, workers’ compensation, property damage, business interruption and other insurance policies in coverage amounts substantially similar to those in effect on the date of this Agreement, (B) preserve Parent’s business organization and maintain its existing relations and goodwill with suppliers, distributors, creditors, lessors, consultants, regulators and business partners, and (C) preserve and protect the material Parent Intellectual Property.

(b) Negative Covenants Pending Closing. Except as required or specifically permitted by this Agreement (or as expressly set forth in Section 5.2(b) of the Parent Disclosure Letter) or as required by applicable Law, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with Section 8.1, unless the Company otherwise consents in advance in writing (such consent not to be unreasonably withheld, conditioned, or delayed), neither Parent nor any of its subsidiaries shall or may:

(i) amend the Parent Charter Documents or the organizational or governing documents of any of Parent’s subsidiaries;

(ii) (A) issue, deliver, sell, grant, dispose of, pledge or otherwise encumber any shares of capital stock of any class or any other Equity Interest of Parent or any of its direct or indirect subsidiaries (the “Parent Securities”), or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any Parent Securities, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any Parent Securities, in each case to or in favor of a Person other than Parent or a wholly owned subsidiary of Parent, provided that Parent may issue shares of Parent Ordinary Shares solely upon the exercise of Parent Options or the vesting or settlement of Parent restricted stock units that are outstanding on the date of this Agreement in accordance with their terms as of the date of this Agreement or in accordance with the terms of any Contract in effect as of the date of this Agreement; (B) redeem, purchase or otherwise acquire any outstanding Parent Securities, or any rights, warrants, options, calls, commitments, convertible securities or any other agreements of any character to acquire any Parent

Securities, except in connection with the exercise of Parent Options that are outstanding on the date of this Agreement and in accordance with their terms as of the date of this Agreement; (C) adjust, split, combine, subdivide or reclassify any Parent Securities; (D) enter into, amend or waive any of the rights under any Contract with respect to the sale or repurchase of any Parent Securities; or (E) except as expressly required by the terms of this Agreement, amend (including by reducing an exercise price or extending a term) or waive any of its rights under any agreement evidencing any outstanding Parent Options;

(iii) directly or indirectly acquire or agree to acquire in any transaction any Equity Interest in, or business of, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or the purchase (including by license, collaboration or joint development agreement) directly or indirectly of any properties or assets (other than purchases of supplies and inventory in the ordinary course of business consistent with Parent’s past practice);

(iv) sell, pledge, dispose of, transfer, lease, license or mortgage or otherwise encumber or subject to any Lien (including pursuant to a sale leaseback transaction or an asset securitization transaction) (other than a Company Permitted Lien) any properties, rights or assets (including securities of Parent and its subsidiaries but excluding the Parent Intellectual Property), except dispositions of obsolete assets or expired inventory;

(v) incur, create, assume or otherwise become liable for any Indebtedness for borrowed money (including the issuance of any debt security and the assumption or guarantee of obligations of any Person) (or enter into a “keep well” or similar agreement) in excess of $1,000,000 or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company, except trade credit or trade payables in the ordinary course of business;

(vi) declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or otherwise, in respect of the Parent Ordinary Shares, Parent ADSs or Equity Interests of any non-wholly owned subsidiary of Parent;

(vii) other than as required by applicable Law or in accordance with the terms of any Contract or Parent Plan set forth in Section 5.2(b)(vii) of the Parent Disclosure Letter, (A) increase the compensation or benefits (including severance benefits) of any current or former employees, officers, directors or other service providers of Parent or its subsidiaries; (B) make any new equity or equity-based awards to any current or former employees, officers, directors or other service providers of the Company or its subsidiaries; (C) take any action to accelerate the vesting or payment, or prefund or in any other way secure the payment of, compensation or benefits under any Parent Plan; (D) enter into, negotiate, establish, amend, extend or terminate any Parent Plan (including any arrangement that would be a Parent Plan if in effect on the date hereof) or any Collective Bargaining Agreement; or (E) change any actuarial or other assumptions used to calculate funding obligations with respect to any Parent Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except insofar as may be required by GAAP, applicable Law or regulatory guidelines;

(viii) communicate in a writing that is intended for broad dissemination to the Company’s (or any of its subsidiary’s) employees regarding compensation, benefits or other treatment they will receive following the Merger, unless any such communication is expressly permitted by this Agreement (in which case, Parent shall provide the Company with prior notice of, and the opportunity to review and comment upon, any such communications);

(ix) make any material changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by GAAP, applicable Law or regulatory guidelines;

(x) write up, write down or write off the book value of any material assets, except to the extent required by GAAP;

(xi) release, compromise, assign, settle or agree to settle any Action (including without limitation any suit, action, claim, proceeding or investigation relating to this Agreement or Merger and the other the transactions contemplated hereby with adverse parties other than the Company) or insurance claim, other than compromises, settlements or agreements that involve only monetary payments not in excess of $25,000 individually or $100,000 in the aggregate, in any case without the imposition of material equitable relief on, or the admission of wrongdoing by, Parent or any of its subsidiaries;

(xii) make (other than in the ordinary course of business consistent with past practices), change or revoke any material income Tax election or adopt or change any material method of Tax accounting (except as required by GAAP), (B) enter into any “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Law), settle or compromise any material liability with respect to Taxes, (C) amend any material Tax Return, or (D) consent to any extension or waiver of the limitations period applicable to any claim or assessment with respect of Taxes (other than any extension pursuant to an extension to file any Tax Return), in each case, to the extent such action would reasonably be expected to materially and adversely affect Parent, the Company, or any of their respective subsidiaries in a taxable period (or portion thereof) ending after the Closing make or commit to any capital expenditures (other than those set forth in the capital expenditure budget delivered to Parent prior to the date hereof);

(xiii) make or commit to any capital expenditures of greater than $100,000 in the aggregate (other than those set forth in the capital expenditure budget delivered to the Company prior to the date hereof);

(xiv) (A) enter into or terminate any Parent Material Contract (other than an Acceptable Confidentiality Agreement containing a standstill agreement to the extent permitted by Section 5.4), (B) materially modify, amend, waive any right under or renew any Parent Material Contract, (C) enter into or extend the term or scope of any Contract that purports to restrict Parent, or any of its subsidiaries or Affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area, or (D) enter into any Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the Merger and the other transactions contemplated hereby;

(xv) make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with Parent’s past practice) to, any Person;

(xvi) hire or offer employment or engagement to, promote or terminate the employment or engagement of any director or officer, or any employee, independent contractor or consultant with total annual compensation in excess of $100,000;

(xvii) merge or consolidate Parent with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent or any of its material subsidiaries;

(xviii) cancel, dedicate to the public, disclaim, forfeit, reissue, reexamine, abandon without filing a substantially identical counterpart in the same jurisdiction with the same priority, or allow to lapse (except with respect to issued Patents expiring in accordance with their terms) any material Parent Intellectual Property;

(xix) fail to maintain in effect material insurance policies covering Parent and its subsidiaries and their respective properties, assets and businesses;

(xx) (A) purchase any marketable securities except in the ordinary course of business, or; (B) change in material manner the investment guidelines with respect to the Parent’s investment portfolio;

(xxi) forgive any loans to any employees, officers or directors of Parent or its subsidiaries, or any of their respective Affiliates, except in the ordinary course of business in connection with relocation activities to any employees of Parent or its subsidiaries;

(xxii) (i) sell, transfer, assign, lease, license, covenant not to enforce, or otherwise dispose of (whether by merger, stock or asset sale or otherwise) to any Person (including any Affiliate) any rights to any Parent Intellectual Property material to Parent or its subsidiaries, taken as a whole, other than licensing non-exclusive rights or entering in to customary nondisclosure or material transfer agreements in the ordinary course of business consistent with past practice, (ii) cancel, dedicate to the public, disclaim, forfeit, reissue, reexamine or abandon without filing a substantially identical counterpart in the same jurisdiction with the same priority or allow to lapse (except with respect to Patents, Copyrights or Trademarks expiring in accordance with their terms) any Parent Registered Intellectual Property, which the Company or any of its subsidiaries controls the prosecution or maintenance thereof, (iii) fail to make any filing, pay any fee, or take any other action necessary to prosecute and maintain in full force and effect any Parent Registered Intellectual Property, (iv) make any change in Parent Intellectual Property material to the business of Parent and its subsidiaries, taken as a whole, that does or would reasonably be expected to impair such Parent Intellectual Property or Parent’s or its subsidiaries rights with respect thereto, (v) disclose to any Person (other than representatives of the Company) any Trade Secrets, know-how or confidential or proprietary information, except, in the case of confidential or proprietary information, in the ordinary course of business to a Person that is subject to confidentiality obligations or (vi) fail to take or maintain reasonable measures to protect the confidentiality and value of Trade Secrets included in any of the Owned Parent Intellectual Property material to the business of Parent and its subsidiaries, taken as a whole;

(xxiii) enter into a definitive agreement providing for a Parent Licensing Deal (other than a Parent Licensing Deal that is a Parent Superior Proposal); or

(xxiv) authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of, the foregoing actions.

5.3 No Solicitation by the Company.

(a) From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Section 8.1, except as expressly permitted by Section 5.3(b) or Section 5.3(d), (i) the Company shall cease, and shall cause its officers and directors and shall direct the other Company Representatives to cease, and cause to be terminated, all existing discussions, negotiations and communications with any Persons with respect to any Company Acquisition Proposal (other than the transactions contemplated hereby); (ii) the Company shall not, and shall not authorize or permit any officers, directors, investment bankers, attorneys, accountants and other advisors, agents and representatives (collectively, “Company Representatives”) to, directly or indirectly through another Person, (A) initiate, seek, solicit or knowingly encourage (including by way of furnishing any non-public information relating to the Company or any of its subsidiaries), or knowingly induce or take any other action which would reasonably be expected to lead to the making, submission or announcement of any Company Acquisition Proposal, (B) engage in negotiations or discussions with, or provide any non-public information or non-public data to, any Person (other than Parent or any of its Affiliates or any Parent Representatives) relating to any Company Acquisition Proposal or grant any waiver or release under any standstill or other agreement (except that if the Company Board (or any committee thereof) determines in good faith that the failure to grant any waiver or release would reasonably be expected to be inconsistent with the Company directors’ fiduciary duties under applicable law, the Company may waive any such standstill provision in order to permit a third party to make a Company Acquisition Proposal), (C) enter into any agreement, including any letter agreement, memorandum of understanding, agreement in principal, merger agreement or similar agreement relating to any Company Acquisition Proposal, or (D) otherwise resolve to do any of the foregoing; (iii) the Company shall not provide and shall, within twenty-four (24) hours of the date hereof, terminate access of any third party to any data room (virtual or actual) containing any of the Company’s confidential information; and (iv) within two (2) Business Days after the date hereof, the Company shall request the return or destruction of all confidential, non-public information provided to third parties that have entered into confidentiality agreements relating to a possible Company Acquisition Proposal with the Company or any of its subsidiaries. Notwithstanding the foregoing, nothing contained in this Section 5.3 or in Section 6.4 or any other provision of this Agreement shall prohibit the Company or the Company Board (or any committee thereof) from (A) taking and disclosing to the Company’s stockholders the fact that a Company Acquisition Proposal has been made, its position with respect to any tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act or making any statement contemplated by Item 1012(a) of Regulation MA or any “stop, look and listen” statement or (B) taking any of the actions set forth in Section 5.3(a) with respect to a Company Licensing Deal.

(b) Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, if the Company receives a written Company Acquisition Proposal from a third party and the receipt of such Company Acquisition Proposal was not initiated, sought, solicited, knowingly encouraged or knowingly induced in violation of Section 5.3(a), then the Company may (i) contact the Person who has made such Company Acquisition Proposal in order to clarify the terms of such Company Acquisition Proposal so that the Company Board may inform itself about such Company Acquisition Proposal, (ii) furnish information concerning its business, properties or assets to any Person pursuant to an Acceptable Confidentiality Agreement and (iii) negotiate and participate in discussions and negotiations with such Person concerning a Company Acquisition Proposal, in the case of clauses (ii) and (iii), only if the Company Board first determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Company Acquisition Proposal constitutes or is reasonably likely to constitute or lead to a Company Superior Proposal. The Company (A) shall promptly (and in any case within twenty-four (24) hours) provide Parent notice (1) of the receipt of any Company Acquisition Proposal, which notice shall include a complete, unredacted copy of such Company Acquisition Proposal, and (2) of any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations sought to be initiated or continued with, the Company or any Company Representatives concerning a Company Acquisition Proposal that constitutes or is reasonably likely to constitute or lead to a Company Acquisition Proposal, and disclose the identity of the other party (or parties) and the material terms of such inquiry, offer, proposal or request and, in the case of written materials, provide copies of such materials, (B) shall promptly (and in any case within twenty-four (24) hours) make available to Parent copies of all written materials provided by the Company or the Company’s Representatives to such party but not previously made available to Parent and (C) shall keep Parent informed on a reasonably prompt basis (and, in any case, within twenty-four (24) hours of any significant development) of the status and material details (including amendments and proposed amendments) of any such Company Acquisition Proposal or other inquiry, offer, proposal or request.

(c) Except as permitted by Section 5.3(d) or Section 5.3(e), neither the Company Board nor any committee thereof shall (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the Company Recommendation, in each case in a manner adverse to Parent or Merger Sub, (ii) approve or recommend any Company Acquisition Proposal, (iii) enter into any agreement with respect to any Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 5.3(b)) or (iv) if any Company Acquisition Proposal is publicly announced, fail to reaffirm or re-publish the Company Recommendation within ten (10) Business Days of being requested by Parent to do so (provided that (A) Parent may make such request on no more than two (2) occasions in response to the same facts, events, circumstances or set of circumstances arising in connection with a Company Acquisition Proposal, (B) Parent may not make any such request at any time following the Company’s delivery of a notice pursuant to clause (B) of Section 5.3(d) or clause (ii) of Section 5.3(e) and (C) if Parent has made any such request and prior to the expiration of ten (10) Business Days, the Company delivers a notice pursuant to clause (B) of Section 5.3(d) or clause (ii) of Section 5.3(e), the ten (10) Business Day period set forth in this clause (iv) shall be tolled on a daily basis during the period beginning on the date of delivery of such notice and ending on the date on which the Company Board shall have determined not to effect a Company Adverse Recommendation Change pursuant to Section 5.3(d) or Section 5.3(e), as applicable) (any action described in this sentence being referred to as a “Company Adverse Recommendation Change”).

(d) If, at any time prior to the receipt of the Company Stockholder Approval, the Company Board receives a Company Acquisition Proposal that the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Company Superior Proposal, the Company Board may (i) effect a Company Adverse Recommendation Change or (ii) authorize the Company to terminate this Agreement pursuant to Section 8.1(c)(iii) in order to enter into a definitive agreement providing for a Company Superior Proposal if (A) the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the Company’s directors’ fiduciary duties under applicable Law; (B) the Company has notified Parent in writing that it intends to effect a Company Adverse Recommendation Change or terminate this Agreement; (C) if applicable, the Company has provided Parent a copy of the proposed definitive agreements between the Company and the Person making such Company Superior Proposal; (D) for a period of four (4) days following the notice delivered pursuant to clause (B) of this Section 5.3(d), the Company shall have discussed and negotiated in good faith and made Company Representatives available to discuss and negotiate in good faith (in each case to the extent Parent desires to negotiate) with Parent Representatives any proposed modifications to the terms and conditions of this Agreement so that the failure to take such action would no longer reasonably be expected to be inconsistent with the Company’s directors’ fiduciary duties under applicable Law (it being understood and agreed that any amendment to any material term or condition of any Company Superior Proposal shall require a new notice and a new two (2) day negotiation period); and (E) no earlier than the end of such negotiation period, the Company Board shall have determined in good faith, after considering the terms of any proposed amendment or modification to this Agreement (and all financial, legal and regulatory terms and conditions of such Company Acquisition Proposal and the expected timing of consummation and the relative risk of consummation of the applicable proposal), that (x) the Company Acquisition Proposal that is the subject of the notice described in clause (B) above still constitutes a Company Superior Proposal and (y) the failure to take such action would still reasonably be expected to be inconsistent with the Company’s directors’ fiduciary duties under applicable Law.

(e) Other than in connection with a Company Superior Proposal (which shall be subject to Section 5.3(d) and shall not be subject to this Section 5.3(e)), prior to obtaining the Company Stockholder Approval, the Company Board may take any action prohibited by clause (i) of Section 5.3(c), but only in response to a Company Intervening Event and only if (i) the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the Company’s directors’ fiduciary duties under applicable Law; (ii) the Company has notified Parent in writing that it intends to effect a Company Adverse Recommendation Change due to the occurrence of a Company Intervening Event (which notice shall specify the Company Intervening Event in reasonable detail); (iii) for a period of four (4) days following the notice delivered pursuant to clause (ii) of this Section 5.3(e), the Company shall have discussed and negotiated in good faith and made Company Representatives available to discuss and negotiate in good faith (in each case to the extent Parent desires to negotiate), with Parent Representatives any proposed modifications to the terms and conditions of this Agreement so that the failure to take such action would no longer reasonably be expected to be inconsistent with the Company’s directors’ fiduciary duties under applicable Law (it being understood and agreed that any material change to the facts and circumstances relating to the Company Intervening Event shall require a new notice and a new two (2) day negotiation period); and (iv) no earlier than the end of the negotiation period, the Company Board shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still reasonably be expected to be inconsistent with the Company’s directors’ fiduciary duties under applicable Law.

5.4 No Solicitation by Parent.

(a) During the Pre-Closing Period, except as expressly permitted by Section 5.4(b) or Section 5.4(d), (i) Parent shall cease, and shall cause its officers and directors and shall direct the other Parent Representatives to cease, and cause to be terminated all existing discussions, negotiations and communications with any Persons or entities with respect to any Parent Acquisition Proposal (other than the transactions contemplated hereby); (ii) Parent shall not, and shall not authorize or permit any officers, directors, investment bankers, attorneys, accountants and other advisors, agents and representatives (collectively, the “Parent Representatives”) to, directly or indirectly through another Person, (A) initiate, seek, solicit or knowingly encourage (including by way of furnishing any non-public information relating to Parent or any of its subsidiaries), or knowingly induce or take any other action which would reasonably be expected to lead to the making, submission or announcement of any Parent Acquisition Proposal, (B) engage in negotiations or discussions with, or provide any non-public information or non-public data to, any Person (other than the Company or any of its Affiliates or any Company Representatives) relating to any Parent Acquisition Proposal or grant any waiver or release under any standstill or other agreement (except that if the Parent Board (or any committee thereof) determines in good faith that the failure to grant any waiver or release would reasonably be expected to be inconsistent with the Parent directors’ fiduciary duties under applicable law, Parent may waive, any such standstill provision in order to permit a third party to make a Parent Acquisition Proposal), (C) enter into any agreement, including any letter agreement, memorandum of understanding, agreement in principal, merger agreement or similar agreement relating to any Parent Acquisition Proposal, or (D) otherwise resolve to do any of the foregoing; (iii) Parent shall not provide and shall, within twenty four (24) hours of the date hereof, terminate access of any third party to any data room (virtual or actual) containing any of Parent’s confidential information; and (iv) within two (2) Business Days after the date hereof, Parent shall request the return or destruction of all confidential, non-public information provided to third parties that have entered into confidentiality agreements relating to a possible Parent Acquisition Proposal with Parent or any of its subsidiaries. Notwithstanding the foregoing, nothing contained in this Section 5.4 or in Section 6.4 or any other provision of this Agreement shall prohibit Parent or the Parent Board (or any committee thereof) from (A) taking and disclosing to Parent Shareholders the fact that any Parent Acquisition Proposal has been made, its position with respect to any tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act or making any statement contemplated by Item 1012(a) of Regulation MA or any “stop, look and listen” statement or (B) taking any of the actions set forth in Section 5.4(a) with respect to a Parent Licensing Deal.

(b) Notwithstanding the foregoing, at any time prior to obtaining the Parent Shareholder Approval, if Parent receives a written Parent Acquisition Proposal from a third party and the receipt of such Parent Acquisition Proposal was not initiated, sought, solicited, knowingly encouraged or knowingly induced in violation of Section 5.4(a), then Parent may (i) contact the Person who has made such Parent Acquisition Proposal in order to clarify the terms of such Parent Acquisition Proposal so that the Parent Board may inform itself about such Parent Acquisition Proposal, (ii) furnish information concerning its business, properties or assets to any Person pursuant to an Acceptable Confidentiality Agreement and (iii) negotiate and participate in discussions and negotiations with such Person concerning a Parent Acquisition Proposal, in the case of clauses (ii) and (iii), only if the Parent Board first determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Parent Acquisition Proposal constitutes or is reasonably likely to constitute or to lead to a Parent Superior Proposal. Parent (A) shall promptly (and in any case within twenty-four (24) hours) provide the Company notice (1) of the receipt of any Parent Acquisition Proposal, which notice shall include a complete, unredacted copy of such Parent Acquisition Proposal, and (2) of any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations sought to be initiated or continued with, Parent or any Parent Representatives concerning a Parent Acquisition Proposal that constitutes or is reasonably likely to constitute or lead to a Parent Acquisition Proposal, and disclose the identity of the other party (or parties) and the material terms of such inquiry, offer, proposal or request and, in the case of written materials, provide copies of such materials, (B) shall promptly (and in any case within twenty-four (24) hours) make available to the Company copies of all written materials provided by Parent or Parent’s Representatives to such party but not previously made available to the Company and (C) shall keep the Company informed on a reasonably prompt basis (and, in any case, within twenty-four (24) hours of any significant development) of the status and material details (including amendments and proposed amendments) of any such Parent Acquisition Proposal or other inquiry, offer, proposal or request.

(c) Except as permitted by Section 5.4(d) or Section 5.4(e), neither the Parent Board nor any committee thereof shall (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the Parent

Recommendation, in each case in a manner adverse to the Company, (ii) approve or recommend any Parent Acquisition Proposal, (iii) enter into any agreement with respect to any Parent Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 5.4(b)) or (iv) if any Parent Acquisition Proposal is publicly announced, fail to reaffirm or re-publish the Parent Recommendation within ten (10) Business Days of being requested by the Company to do so (provided that (A) the Company may make such request on no more than two (2) occasions in response to the same facts, events, circumstances or set of circumstances arising in connection with a Parent Acquisition Proposal, (B) the Company may not make any such request at any time following Parent’s delivery of a notice pursuant to clause (B) of Section 5.4(d) or clause (ii) of Section 5.4(e) and (C) if the Company has made any such request and prior to the expiration of ten (10) Business Days Parent delivers a notice pursuant to clause (B) of Section 5.4(d) or clause (ii) of Section 5.4(e), the ten (10) Business Day period set forth in this clause (iv) shall be tolled on a daily basis during the period beginning on the date of delivery of such notice and ending on the date on which the Parent Board shall have determined not to effect a Parent Adverse Recommendation Change pursuant to Section 5.4(d) or 5.4(e), as applicable) (any action described in this sentence being referred to as a “Parent Adverse Recommendation Change”).

(d) If, at any time prior to the receipt of Parent Shareholder Approval, the Parent Board receives a Parent Acquisition Proposal that the Parent Board determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Parent Superior Proposal, the Parent Board may (i) effect a Parent Adverse Recommendation Change or (ii) authorize Parent to terminate this Agreement pursuant to Section 8.1(b)(iii) in order to enter into a definitive agreement providing for a Parent Superior Proposal, if the Parent Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with Parent’s directors’ fiduciary duties under applicable Law; (B) Parent has notified the Company in writing that it intends to effect a Parent Adverse Recommendation Change or terminate this Agreement; (C) if applicable, Parent has provided the Company a copy of the proposed definitive agreements between Parent and the Person making such Parent Superior Proposal; (D) for a period of four (4) days following the notice delivered pursuant to clause (B) of this Section 5.4(d), Parent shall have discussed and negotiated in good faith and made Parent Representatives available to discuss and negotiate in good faith (in each case to the extent the Company desires to negotiate) with Company Representatives any proposed modifications to the terms and conditions of this Agreement so that the failure to take such action would no longer be reasonably be expected to inconsistent with Parent’s directors’ fiduciary duties under applicable Law (it being understood and agreed that any amendment to any material term or condition of any Parent Superior Proposal shall require a new notice and a new two (2) day negotiation period; and (e) no earlier than the end of such negotiation period, the Parent Board shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, after considering the terms of any proposed amendment or modification to this Agreement (and all financial, legal and regulatory terms and conditions of such Parent Acquisition Proposal and the expected timing of consummation and the relative risk of consummation of the applicable proposal), that (x) the Parent Acquisition Proposal that is the subject of the notice described in clause (B) above still constitutes a Parent Superior Proposal and (y) the failure to take such action would still reasonably be expected to be inconsistent with Parent’s directors’ fiduciary duties under applicable Law.

(e) Other than in connection with a Parent Superior Proposal (which shall be subject to Section 5.4(d) and shall not be subject to this Section 5.4(e)), prior to obtaining the Parent Shareholder Approval, the Parent Board may take any action prohibited by clause (i) of Section 5.4(c), but only in response to a Parent Intervening Event and only if (i) the Parent Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the Parent directors’ fiduciary duties under applicable Law; (ii) Parent has notified the Company in writing that it intends to effect a Parent Adverse Recommendation Change due to the occurrence of a Parent Intervening Event (which notice shall specify the Parent Intervening Event in reasonable detail); (iii) for a period of four (4) days following the notice delivered pursuant to clause (ii) of this Section 5.4(e), Parent shall have discussed and negotiated in good faith, and shall have made Parent Representatives available to discuss and negotiate in good faith (in each case to the extent the Company desires to negotiate), with Company Representatives any proposed modifications to the terms and conditions of this Agreement so that the failure to take such action would no longer reasonably be expected to be inconsistent with the Parent directors’ fiduciary duties under applicable Law (it being understood and agreed that any material change to the facts and circumstances relating to the Parent Intervening Event shall require a new notice and a new two (2) day negotiation period; and (iv) no earlier than the end of the negotiation period, the Parent Board shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still reasonably be expected to be inconsistent with the Parent directors’ fiduciary duties under applicable Law.

SECTION 6

ADDITIONAL COVENANTS AND AGREEMENTS

6.1 Registration Statement; Proxy Statement/Prospectus.

(a) As promptly as practicable, and in any event within forty-five (45) days following the execution of this Agreement, (i) Parent and the Company shall jointly prepare and cause to be filed with the SEC the Proxy Statement/Prospectus in preliminary form, which shall contain the Company Recommendation (unless a Company Adverse Recommendation Change has occurred) and the Parent Recommendation (unless a Parent Adverse Recommendation Change has occurred), and (ii) Parent shall prepare and cause to be filed with the SEC the Form S-4, which shall include the Proxy Statement/Prospectus. To the extent necessary, (i) Parent shall cause the depositary of Parent ADSs to prepare and file with the SEC, no later than the date prescribed by the rules and regulations under the Securities Act, a registration statement, or a post-effective amendment thereto, as applicable, on Form F-6 or 8-K, as applicable, with respect to the Parent ADSs deliverable in connection with the Merger and (ii) Parent shall use its commercially reasonable efforts to have such filing declared effective under the Securities Act as promptly as practicable after such filing and to keep such filing effective as long as necessary to consummate the transactions contemplated by this Agreement, including the Merger. Parent shall use its commercially reasonable efforts, and the Company shall reasonably cooperate with Parent in such efforts (including by providing all information reasonably requested by Parent in connection with the preparation of the Form S-4) to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the transactions contemplated by this Agreement, including the Merger. The Company shall establish a record date for the Company Stockholders Meeting and Parent shall establish a record date for the Parent Shareholders Meeting (which shall, to the extent practicable and consistent with applicable Law or the rules of the relevant securities exchange, be the same date as the record date for the Company Stockholders Meeting) and each of the Company and Parent shall commence a broker search in connection therewith, as promptly as practicable following the date of this Agreement and mail the Proxy Statement/Prospectus to holders of the Company Common Stock and Parent Shareholders, as applicable, as promptly as practicable after the Form S-4 is declared effective under the Securities Act (and in any event within ten (10) days of the date the Form S-4 is declared effective by the SEC). Parent shall also use commercially reasonable efforts to take any action required to be taken under any applicable state securities Laws and other applicable Laws in connection with the issuance of Parent ADSs pursuant to this Agreement, and each party shall furnish all information concerning the Company and Parent, as applicable, as may be reasonably requested by the other party in connection with any such action and the preparation, filing and distribution of the Proxy Statement/Prospectus. For the avoidance of doubt, the obligations of each party in this Section 6.1(a) shall include provision by such party of (x) all such information about itself, its directors and its Affiliates as may be reasonably requested by the other party for inclusion in the Proxy Statement/Prospectus or Form S-4 and (y) reasonable access to, and using commercially reasonable efforts to provide reasonable assistance from, the other party’s representatives in connection therewith. No filing of, or amendment or supplement to, or correspondence to the SEC or its staff with respect to, the Form S-4, shall be made by Parent, or with respect to the Proxy Statement/Prospectus shall be made by the Company, or in either case any of their respective subsidiaries, without providing the other party a reasonable opportunity to review and comment thereon. Parent shall advise the Company, promptly after it receives notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent ADSs issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. The Company shall advise Parent, promptly after it receives notice of any request by the SEC for the amendment of the Proxy Statement/Prospectus or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time the Company or Parent discover that any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to holders of the Company Common Stock.

(b) Whether or not the Merger is consummated, Parent and the Company shall share equally all expenses incurred in connection with all filings and other fees paid to the SEC (other than attorneys’ fees, accountants’ fees, investment bankers’ fees and related expenses).

6.2 Meetings of Stockholders.

(a) The Company shall, following the date on which the Form S-4 is declared effective by the SEC, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders Meeting”) for the purpose of seeking the Company Stockholder Approval and, unless the Company Board shall have effected a Company Adverse Recommendation Change in accordance with Sections 5.3(d) or 5.3(e), use its commercially reasonable efforts to solicit adoption of this Agreement by its stockholders. The Company shall, after consultation with Parent, schedule the Company Stockholders Meeting to be held within thirty (30) days of the initial mailing of the Proxy Statement/Prospectus; provided, however, that the Company may postpone, recess or adjourn the Company Stockholders Meeting (i) with the consent of Parent, (ii) to ensure that any required supplement or amendment to the Proxy Statement/Prospectus is provided to the Company’s stockholders with a reasonable amount of time in advance of the Company Stockholder Meeting, (iii) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute a quorum or to obtain the Company’s Stockholder Approval, to allow reasonable additional time for solicitation of proxies for purposes of obtaining a quorum or the Company Stockholder Approval, as applicable, and (iv) as may be required by applicable Law.

(b) Parent shall, following the date on which the Form S-4 is declared effective by the SEC, duly call, give notice of, convene and hold a general meeting of the Parent Shareholders (the “Parent Shareholders Meeting”) for the purpose of seeking the Parent Shareholder Approval and, unless the Parent Board shall have effected a Parent Adverse Recommendation Change in accordance with Sections 5.4(d) or 5.4(e), use commercially reasonable efforts to solicit approval of the issuance and delivery of Parent ADSs (and all Parent Ordinary Shares represented thereby) as provided in Section 2. Parent shall provide the Company with a reasonable opportunity to review and comment upon the circular containing the notice of the Parent Shareholders Meeting and shall consider any comments from Company thereon in good faith prior to the publication of such circular. Subject to applicable Law or the rules of any relevant securities exchange, Parent shall schedule the Parent Shareholders Meeting to be held substantially contemporaneously with (and in no event later than) the Company Stockholders Meeting; provided, however, that Parent may postpone, recess or adjourn the Parent Shareholders Meeting (i) with the consent of the Company, (ii) to ensure that any required supplement or amendment to the Proxy Statement/Prospectus is provided to the Parent Shareholders within a reasonable amount of time in advance of the Parent Shareholders Meeting, (iii) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute a quorum or to obtain the Parent Shareholder Approval, to allow reasonable additional time for solicitation of proxies for purposes of obtaining a quorum or the Parent Shareholder Approval, as applicable and (iv) as may be required by applicable Law.

(c) Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger and other transactions contemplated by this Agreement on the terms and conditions set forth in this Agreement. Immediately following the date of this Agreement, Parent shall provide or make available to the Company a copy of Parent’s approval of this Agreement as the sole stockholder of Merger Sub.

6.3 Access to Information.

(a) Prior to the Effective Time, Parent shall be entitled, through its employees and representatives, to have such access to the assets, properties, books, records, Contracts, business and operations of the Company as is reasonably necessary or appropriate in connection with Parent’s investigation of the Company and its subsidiaries with respect to the transactions contemplated hereby and the execution, performance or consummation (including with regard to the structure of the Merger and integration planning) of such transactions. Any such investigation and examination shall be conducted at reasonable times during business hours upon reasonable advance notice and under reasonable circumstances so as to minimize disruption to or impairment of the Company’s business and the Company shall cooperate fully therewith. In order that Parent may have full opportunity to make such investigation, the Company shall furnish the Parent Representatives during such period with all such information and copies of such documents concerning the affairs of the Company as such Parent Representatives may reasonably request and cause its officers, employees, consultants, agents, accountants and attorneys to reasonably cooperate with such Parent Representatives in connection with such investigation.

(b) Prior to the Effective Time, the Company shall be entitled, through its employees and representatives, to have such access to the assets, properties, books, records, Contracts, business and operations of Parent as is reasonably necessary or appropriate in connection with the Company’s investigation of Parent and its subsidiaries with respect to the transactions contemplated hereby and the execution, performance or consummation of such transactions. Any such investigation and examination shall be conducted at reasonable times during business hours upon reasonable advance notice and under reasonable circumstances so as to minimize disruption to or impairment of Parent’s business and Parent shall cooperate fully therewith. No investigation by Parent or the Company (whether conducted prior to or after the date of this Agreement) shall diminish or obviate any of the representations, warranties and covenants or agreements of the Company or Parent contained in this Agreement. In order that the Company may have full opportunity to make such investigation, Parent shall furnish the Company Representatives during such period with all such information and copies of such documents concerning the affairs of Parent as such Company Representatives may reasonably request and cause its officers, employees, consultants, agents, accountants and attorneys to reasonably cooperate with such Parent Representatives in connection with such investigation.

(c) This Section 6.3 shall not require a party hereunder to permit any inspection or other access, or to disclose any information, that in its reasonable, good faith judgment (after consultation with outside counsel) would reasonably be expected to: (i) result in such disclosure: (a) resulting in the disclosure of any Trade Secrets of third parties; (b) violating any Law to which such party is subject or cause any privilege (including attorney-client privilege) which such party or any of its subsidiaries would be entitled to assert to be undermined with respect to such information; (c) violating any obligation of the party with respect to confidentiality, non-disclosure or privacy; (d) materially interfering with the conduct of the party’s business; or (e) of the party’s board of directors or its committee’s materials that relate to a Company Acquisition Proposal or Parent Acquisition Proposal, provided, that the parties shall use their reasonable best efforts to make appropriate substitute disclosure arrangements of such information under circumstances in which restrictions in clauses (i)(a) through (e) apply; or (ii) be included in the minutes of the meeting of the party’s board of directors or its committees and relates to the discussion by the party’s board of directors or any applicable committee of the transactions contemplated herein or any similar transaction between the party and any other person (including any presentations or other materials prepared by or for the party’s board of directors, whether in connection with a special meeting or otherwise relating to such subject matter); or (iii) if the Company and its subsidiaries, on the one hand, and Parent or any of its subsidiaries, on the other hand, are adverse parties in an Action, such information being reasonably pertinent thereto.

(d) No investigation pursuant to this Section 6.3 or information provided, made available or delivered to any party pursuant to this Agreement shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder. All information shared pursuant to this Section  6.3 shall be held confidential in accordance with the terms of the Confidentiality Agreement.

6.4 Public Disclosure. So long as this Agreement is in effect, neither Parent, nor the Company, nor any of their respective Affiliates, shall disseminate any press release or other public announcement concerning this Agreement, the Merger or the other transactions contemplated by this Agreement, except as may be required by Law or the rules of any listing authority or any securities exchange, without the prior consent of each of the other parties hereto, which consent shall not be unreasonably withheld, conditioned or delayed. The parties have agreed to the text of the joint press release announcing the execution of this Agreement. Notwithstanding the foregoing, without prior consent of the other parties, each party (a) may communicate information that is not confidential information of any other party to financial analysts, investors and media representatives in a manner consistent with its past practice in compliance with applicable Law and (b) may disseminate the information included in a press release or other document previously approved for external distribution by the other parties. Notwithstanding any other provision of this Agreement, (i) no party shall be required to consult with the other party in connection with any such press release or public announcement if (A) the Company Board has effected any Company Adverse Recommendation Change or shall have resolved to do so or (B) the Parent Board has effected a Parent Adverse Recommendation Change or shall have resolved to do so and (ii) the requirements of this Section 6.4 shall not apply to any disclosure by the Company or Parent of any information concerning this Agreement, the Merger or the other transactions contemplated hereby in connection with a determination by (A) the Company in accordance with Section 5.3(b) that a Company Acquisition Proposal constitutes, or may constitute, a Company Superior Proposal, (B) Parent in accordance with Section 5.4(b) that a Parent Acquisition Proposal constitutes, or may constitute, a Parent Superior Proposal, or (C) any dispute between the parties regarding this Agreement, the Merger or the transactions contemplated by this Agreement.

6.5 Regulatory Filings; Commercially Reasonable Efforts.

(a) Subject to the terms and conditions of this Agreement, each party shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Merger and the other transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, Parent and the Company each agree to make any filings required by, or desirable under, applicable Antitrust Laws with respect to the Merger as promptly as reasonably practicable following the date of this Agreement (and Parent may “pull and refile” any such form or filing, if in its reasonable good faith judgment following consultation with the Company, such step is consistent with expeditiously obtaining a required approval), and (ii) to respond as promptly as practicable to any request for additional information and documentary material issued by a Governmental Authority pursuant to any Antitrust Law.

(b) Parent and the Company shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other in advance (to the extent legally permissible), any analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the Antitrust Laws. Without limiting the foregoing, the parties hereto agree (i) to give each other reasonable advance notice of all meetings or substantive communications with any Governmental Authority relating to the transactions contemplated hereby under any Antitrust Laws, (ii) to give each other an opportunity to participate in each of such meetings, (iii) to the extent practicable, to give each other reasonable advance notice of all substantive oral communications with any Governmental Authority relating to the transactions contemplated hereby under any Antitrust Laws, (iv) if any Governmental Authority initiates a substantive oral communication regarding the transactions contemplated hereby under any Antitrust Laws, to promptly notify the other party of the substance of such communication, (v) to provide each other with a reasonable advance opportunity to review and comment upon all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Authority regarding the transactions contemplated hereby under any Antitrust Laws and (vi) to provide each other with copies of all written communications from any Governmental Authority relating to the transactions contemplated hereby under any Antitrust Laws. Any such disclosures or provision of copies by one party to the other may be made on an outside counsel basis if appropriate.

(c) Notwithstanding anything in this Agreement to the contrary, and subject to the prior good faith cooperation of the other parties and their subsidiaries, each party shall, and shall cause each of its subsidiaries and Affiliates to, take reasonable actions necessary to obtain any consents, clearances or approvals required under or in connection with the Antitrust Laws to enable all waiting periods under applicable Antitrust Laws to expire, and to avoid or eliminate impediments under applicable Antitrust Laws asserted by any Governmental Authority, in each case, to cause the Merger to occur prior to the Termination Date, including but not limited to promptly complying with or modifying any requests for additional information by any Governmental Authority; provided, however, that, notwithstanding anything to the contrary contained in this Agreement, neither party shall be required to sell, divest or otherwise dispose of, hold separate, enter into any license or similar agreement with respect to, restrict the ownership or operation of, or agree to sell, divest or otherwise dispose of, hold separate, enter into any license or similar agreement with respect to, or restrict the ownership or operation of, any assets or businesses of the Company, Parent or any of their respective Affiliates or subsidiaries.

(d) Each party shall bear its own expenses and costs incurred by such party in connection with any filings and submissions pursuant to Antitrust Laws, except that Parent and the Company shall each pay one-half of the fees related to any filing made pursuant to Section 6.5(a).

(e) In the event that any administrative or judicial Action is instituted (or threatened to be instituted) by a Governmental Authority challenging the Merger, each of Parent, Merger Sub and the Company shall cooperate in all respects with each other and shall use its commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger.

(f) Prior to the Effective Time, each party shall use commercially reasonable efforts to obtain any consents, approvals or waivers of third parties with respect to any Contracts to which it is a party as may be necessary for the consummation of the transactions contemplated by this Agreement or required by the terms of any Contract as a result of the execution, performance or consummation of the transactions contemplated by this Agreement.

6.6 Notification of Certain Matters. Unless prohibited by applicable Law, each party shall give prompt notice to the other parties upon receiving Knowledge of any event, effect, occurrence, fact, circumstance, condition or change that would reasonably be expected to give rise to a failure of a condition precedent in Section 7; provided, however, that the failure to make any such notification (in and of itself) shall not be taken into account in determining whether the conditions set forth in Section 7 have been satisfied or give rise to any right of termination to any party hereto under Section 8.

6.7 Transaction Litigation. The Company and Parent shall each notify the other party in writing as promptly as practicable after it has notice of any Actions or governmental investigations or proceedings instituted or threatened against the Company or Parent, as applicable, or any of their respective directors or officers (in their capacity as such), including by any stockholder of the Company or Shareholder of Parent, as applicable, before any court or Governmental Authority, relating to this Agreement or the transactions contemplated hereby (“Transaction Litigation”). Each of Parent and the Company shall have the right to participate in (but not control) the defense of any such actions, suits, claims, investigations or proceedings, and each of Parent and the Company shall consult with the other party regarding the defense of any such actions, suits, claims, investigations or proceedings. Neither Parent nor the Company may settle or compromise any Transaction Litigation without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed).

6.8 Resignations. Prior to the Effective Time, the Company and Parent shall use commercially reasonable efforts to each cause any director of the Company or Parent, as applicable, or any of their respective subsidiaries, in each case, other than those directors chosen in accordance with Section 1.6, to execute and deliver a letter effectuating his or her resignation as a director of such entity effective as of the Effective Time; provided that, each such resigning director of Parent shall be paid by Parent his or her accrued director fees simultaneously with such resignation.

6.9 Director and Officer Liability.

(a) For not less than six (6) years from and after the Effective Time, to the fullest extent permitted under applicable Law, the Surviving Corporation shall maintain in effect the provisions of the certificate of incorporation, bylaws or similar governing documents of the Company and its subsidiaries as in effect immediately prior to the Effective Time which provide for exculpation, indemnification or advancement of expenses of current or former directors or officers of the Company or any of its subsidiaries and each individual who is serving or has served at the request or for the benefit of the Company or any of its subsidiaries as a director, officer, employee, agent or fiduciary of another Person (each Person entitled to indemnification under such governing documents, an “Indemnified Party”) with respect to any matters existing or occurring at or prior to the Effective Time. For not less than six (6) years from and after the Effective Time, to the fullest extent permitted under applicable Law, the Surviving Corporation shall cause any such provisions not to be amended, repealed or otherwise modified in any manner that would adversely affect the rights of any Indemnified Party.

(b) For not less than six (6) years from and after the Effective Time, each of Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable Law (including as it may be amended after the date of this Agreement to increase the extent to which a corporation may provide indemnification), indemnify and hold harmless any Indemnified Party who was or is a party or is threatened to be made a party to any actual or threatened Action or investigation in respect of acts or omissions occurring at or prior to the Effective Time by reason of the fact that such Person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of, or in a fiduciary capacity with respect to, another corporation, partnership, joint venture, trust or other enterprise, against any resulting claims, losses, liabilities, damages, fines, judgments, settlements and reasonable fees and expenses, including reasonable attorneys’ fees and expenses, and other costs, arising therefrom. To the fullest extent permitted under applicable Law, each of Parent and the Surviving Corporation shall promptly advance any reasonable expenses as incurred by any such Indemnified Party in connection with any such Action; provided, that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final, non-appealable judgment of a court of competent jurisdiction that such Person is not entitled to indemnification. Each of Parent and the Surviving Corporation shall reasonably cooperate with each Indemnified Party in the defense of any Action.

(c) Prior to the Effective Time, Parent shall (or shall cause the Surviving Corporation to), in each case following reasonable consultation with the Company, obtain directors’ and officers’ liability and fiduciary liability insurance coverage providing substantially similar protection to the Company’s directors and officers as the current insurance carried by the Company. This could include a go-forward D&O insurance policy with Parent that includes prior acts coverage for such persons, tail policies, or some combination of same, from current or new insurers, and involving separate or shared limits. The Company and Parent shall cooperate in this effort. Company shall, at its option, be able to use a broker of its choice to facilitate the insurance placement described herein. Only on the express written consent of the Company, which may be withheld in its sole discretion, may the insurance placement described herein be placed for limits less than those currently insuring the Company’s directors and officers.

(d) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume or succeed to all of the obligations set forth in this Section 6.9.

(e) The rights of each Indemnified Party under this Section 6.9 shall be in addition to, and not in limitation of, any other rights any such Indemnified Party may have under the certificate of incorporation or bylaws or other organizational documents of the Company or any of its subsidiaries or the Surviving Corporation, any other indemnification or other agreement or arrangement, the DGCL or otherwise. All rights to exculpation, indemnification and advancement of expenses now existing in favor of any Indemnified Party as provided in the certificate of incorporation, bylaws or other governing documents of the Company and its subsidiaries or in any agreement or in any agreement to which the Company or any of its subsidiaries is a party shall survive the Merger in full force and effect and be assumed by the Surviving Corporation and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(f) The provisions of this Section 6.9 shall survive the Merger and are expressly intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, each of whom is a third party beneficiary of this Section 6.9. Parent shall pay all reasonable out of pocket expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 6.9 if it is ultimately determined by a final, non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is entitled to indemnification hereunder.

6.10 Stock Exchange De-Listing and Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and the rules and policies of OTC Markets Group applicable with respect to its OTC Pink Market to cause the delisting of the Company Common Stock from the OTC Pink Market as promptly as practicable after the Effective Time, and in any event no more than two (2) days after the Closing Date, and deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting. The Company shall not cause the Company Common Stock to be delisted from OTC Pink Market prior to the Effective Time. If the Surviving Corporation is required to file any quarterly or annual report by a filing deadline that is imposed by the Exchange Act and which falls on a date within the ten (10) days following the Closing Date, the Company shall deliver to Parent at least five (5) Business Days prior to the Closing a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period.

6.11 Stock Exchange Listing. Parent shall use its commercially reasonable efforts to cause the Parent ADSs to be issued in connection with the Merger to be approved and such other Parent Ordinary Shares to be reserved for issuance in the Merger to be authorized for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

6.12 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required and permitted to cause any dispositions of Company Common Stock (including derivative securities with respect to such Company Common Stock) by each director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.13 Company’s Auditors. From the date hereof until the Effective Time, the Company shall use its commercially reasonable efforts to cause the Company’s auditors to complete their audit for the year ending December 31, 2023 as soon as reasonably practicable and, at the reasonable request of Parent, to perform a review of the consolidated interim financial statements of the Company for any period beginning thereafter.

6.14 Takeover Law. If any Takeover Law is or may become applicable to the Merger or any of the other transactions contemplated by this Agreement, each of Parent and the Company and their respective boards of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.15 Integration Planning. After the date hereof and prior to the Effective Time, Parent and the Company shall establish a mechanism, subject to applicable Law, reasonably acceptable to both parties by which the parties shall confer on a regular and continued basis regarding the general status of the ongoing operations of the Company and its subsidiaries, on the one hand, and Parent and its subsidiaries, on the other hand, and integration planning matters and communicate and consult with specific persons to be identified by each party to the other with respect to the foregoing.

6.16 PIPE Investment. Prior to the Closing, Parent and the Company shall each use their respective commercially reasonable efforts to negotiate with one or more third parties with respect to the purchase by such third parties of Parent Ordinary Shares and/or Parent ADSs simultaneously with the Closing (the “PIPE Investment”). In connection with the PIPE Investment, prior to and conditioned on the occurrence of the Closing, Parent shall enter into one or more subscription agreements in form and substance mutually acceptable in good faith to Parent and the Company (each, a “Subscription Agreement”) among such third party investors and Parent. The PIPE Investment shall result in aggregate net proceeds to Parent (net of all transaction expenses incurred by the parties pursuant to or in connection with the transactions contemplated by this Agreement, including the Merger and the PIPE Investment) of at least $10,000,000 (the “Minimum Amount”) and shall be consummated immediately prior to the Effective Time subject to the condition that the Closing occurs. Each of the Subscription Agreements, when executed by Parent, shall have been duly authorized, executed and delivered by Parent, as applicable and constitute the valid and binding obligation of Parent, enforceable against Parent, and, to the Knowledge of Parent, the other parties thereto, in accordance with its terms, subject to the Bankruptcy and Equity Exceptions. True and complete original or signed copies of each of the Subscription Agreements shall be delivered to the Company prior to the Effective Time, and there will have been no conditions to closing of the transactions contemplated therein other than the conditions (if any) specifically stated therein.

6.17 Redomiciliation. Parent covenants and agrees that as promptly as practicable following the Closing, Parent shall take all actions reasonably necessary to seek to cause Parent and its subsidiaries to be redomiciled from the United Kingdom to the United States by way of initiation of a court-sanctioned scheme of arrangement under the United Kingdom’s Companies Act 2006 or such other means as the Parent Board shall deem appropriate and advisable in compliance with applicable Law and the applicable listing requirements of Nasdaq (the “Redomiciliation”). The Redomiciliation shall be subject to obtaining the approval of Parent Shareholders and applicable Governmental Authorities (including the Courts of England and Wales), including approval by Parent Shareholders at its annual general meeting or, if Parent deems appropriate, at such shareholder and court meetings which as shall be convened to address in connection with the implementation of the Redomiciliation.

6.18 Determination of Exchange Ratio.

(a) No later than five (5) business days prior to the Closing Date (the “Determination Date”), the Company will deliver to Parent a schedule (the “Company Net Cash Schedule”) setting forth, in reasonable detail, the Company’s good faith, estimated calculation of (i) Net Cash of the Company and its consolidated subsidiaries as of the close of business on the last business day prior to the anticipated Closing Date (the “Cash Determination Time”) and (ii) any potential Company Licensing Deal Revenue, as determined in good faith by the Company, in each case, prepared and certified by the Company’s Chief Financial Officer. The Company shall make available to Parent, as reasonably requested by Parent, the work papers and back-up materials used or useful in preparing the Company Net Cash Schedule and the calculation of potential Company Licensing Deal Revenue and, if reasonably requested by Parent, the Company’s accountants and counsel at reasonable times and upon reasonable notice.

(b) No later than the Determination Date, Parent will deliver to the Company a schedule (the “Parent Net Cash Schedule”, and together with the Company Net Cash Schedule, each, a “Net Cash Schedule”) setting forth, in reasonable detail, Parent’s good faith, estimated calculation of (i) Net Cash of Parent and its consolidated subsidiaries as of the Cash Determination Time and (ii) any potential Parent Licensing Deal Revenue, prepared and certified by Parent’s Chief Financial Officer. Parent shall make available to the Company, as reasonably requested by the Company, the work papers and back-up materials used or useful in preparing the Parent Net Cash Schedule and the calculation of potential Parent Licensing Deal Revenue and, if reasonably requested by the Company, Parent’s accountants and counsel at reasonable times and upon reasonable notice.

(c) No later than three (3) days after the date on which Parent or the Company, as applicable, delivers its applicable Net Cash Schedule to the other party (the last day of such period, the “Response Date”), the other party (in such capacity, the “Reviewing Party”) shall have the right to dispute any part of the applicable Net Cash Schedule by delivering a written notice (a “Dispute Notice”) to that effect to the other party (in such capacity, the “Preparing Party”). Any Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the calculations set forth in the applicable Net Cash Schedule and will be accompanied by reasonably detailed materials supporting the basis for such revisions.

(d) If, on or prior to the applicable Response Date, the Reviewing Party notifies the Preparing Party in writing that it has no objections to the applicable Net Cash Schedule or, if on the Response Date, Parent fails to deliver a Dispute Notice as provided in Section 6.18(c) then the amounts set forth in the applicable Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Preparing Party’s Net Cash at the Cash Determination Time (for purposes of calculating the Exchange Ratio, which for the avoidance of doubt shall exclude any amounts in respect of potential Company Licensing Deal Revenue or Parent Licensing Deal Revenue, as applicable) and the amount of potential Parent Licensing Deal Revenue or Company Licensing Deal Revenue, as applicable (for purposes of calculating the maximum number of Additional Company Merger Shares that may be issued pursuant to Section 2.6).

(e) If Representatives of the Company and Parent are unable to negotiate an agreed-upon determination of the Preparing Party’s Net Cash as of the Cash Determination Time pursuant to Section 6.18(d) or the maximum number of Additional Company Merger Shares that may be issued pursuant to Section 2.6 within three (3) days after delivery of the Dispute Notice (or such other period as the Company and Parent may mutually agree upon), then any remaining disagreements as to the calculation of the Preparing Party’s Net Cash or such maximum number of Additional Company Merger Shares that may be issued pursuant to Section 2.6 shall be referred to an independent auditor of recognized national standing jointly selected by the Company and Parent. If the parties are unable to select an independent auditor within five (5) days, then either the Company or Parent may thereafter request that the Boston, Massachusetts Office of the American Arbitration Association (“AAA”) make such selection (either the independent auditor jointly selected by both parties or such independent auditor selected by the AAA, the “Accounting Firm”). The Company and Parent shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Preparing Party’s Net Cash Schedule and the Dispute Notice, and the Company or Parent shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five (5) business days of accepting its selection. The Company and Parent shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and Parent. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of the Preparing Party’s Net Cash or the maximum number of

Additional Company Merger Shares that may be issued pursuant to Section 2.6 made by the Accounting Firm shall be made in writing delivered to each of the Company and Parent, shall be final and binding on the Company and Parent and shall (absent manifest error) be deemed to have been finally determined for purposes of this Agreement and to represent the Preparing Party’s Net Cash at the Cash Determination Time for purposes of this Agreement and/or the maximum number of Additional Company Merger Shares that may be issued pursuant to Section 2.6. The parties shall delay the Closing until the resolution of the matters described in this Section 6.18(e). The fees and expenses of the Accounting Firm shall be allocated between the Company and Parent in the same proportion that the disputed amount of the Preparing Party’s Net Cash that was unsuccessfully disputed by the Reviewing Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Preparing Party’s Net Cash amount. If this Section 6.18(e) applies as to the determination of the Preparing Party’s Net Cash at the Cash Determination Time described in Section 6.18(a), upon resolution of the matter in accordance with this Section 6.18(e), the Parties shall not be required to determine the Preparing Party’s Net Cash or the maximum number of Additional Company Merger Shares again even though the Closing Date may occur later than the original Determination Date, except that the Reviewing Party may request a redetermination of the Preparing Party’s Net Cash or maximum number of Additional Company Merger Shares if the Closing Date is more than thirty (30) days after the original Determination Date.

SECTION 7

CONDITIONS PRECEDENT TO THE OBLIGATION OF PARTIES TO CONSUMMATE THE MERGER

7.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction (or waiver, if permitted by applicable Law) at or prior to the Closing of the following conditions:

(a) Stockholder Approval. Each of the Company Stockholder Approval and the Parent Shareholder Approval shall have been obtained.

(b) Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect.

(c) Statutes; Court Orders. No order, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any Governmental Authority of competent authority (collectively, “Restraints”) or Laws shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making consummation of the Merger illegal.

(d) Nasdaq Listing. The Parent ADSs to be issued in the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

7.2 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be further subject to satisfaction (or waiver, if permitted by applicable Law) at or prior to the Closing of the following additional conditions:

(a) Representations, Warranties and Covenants. (i) Each of the representations and warranties of the Company contained in Section 3.1 (Organization, Standing and Corporate Power), Section 3.2 (Corporate Authorization), Section 3.4(a) (No Conflict), Section 3.25 (Broker and Finder’s Fees) and Section 3.26 (Opinion of the Financial Advisor) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made as of such date (except for those representations and warranties which address matters as of an earlier date, which shall have been so true and correct as of such earlier date), (ii) the representations and warranties of the Company contained in Section 3.9(a) (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made as of such date (except for those representations and warranties which address matters as of an earlier date, which shall have been so true and correct as of such earlier date), (iii) the representations and warranties of the Company contained in Section 3.5(a) (Capitalization) shall be true and correct other than in de minimis respects as of the date of this Agreement and as of the Closing Date as if made on such date (except for those representations and warranties which address matters as of an earlier date, which shall have been so true and correct as of such earlier date) and (iv) each of the other representations and warranties of the Company contained in Section 3 of this Agreement shall be true and correct (without giving effect to any exception or qualification contained therein relating to materiality or a Company Material Adverse Effect), except where the failure of such other representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not be reasonably expected to have, a Company Material Adverse Effect, as of the date of this Agreement and as of the Closing Date, as if made as of such date (except for those representations and warranties which address matters as of an earlier date, which shall have been so true and correct as of such earlier date).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the covenants and obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any effect, event, occurrence, development or change that has had or would reasonably be expected to have individually or in the aggregate, a Company Material Adverse Effect.

(d) Closing Certificate. The Company shall have furnished Parent with a certificate dated as of the Closing Date signed on its behalf by its Chief Executive Officer or Chief Financial Officer to the effect that the conditions set forth in Sections 7.2(a), (b) and (c) have been satisfied.

(e) PIPE Investments. The PIPE Investment shall have been consummated simultaneously with, and conditioned only upon, the occurrence of the Closing, and shall result in net proceeds to Parent of at least the Minimum Amount.

(f) Company Net Cash. The Net Cash of the Company (as set forth in the Company Net Cash Schedule, as finally determined pursuant to Section 6.18) (the “Company Net Cash”) shall be equal to or greater than negative $13,500,000.

(g) Additional Conditions to the Obligations of Parent and Merger Sub. Each of the conditions set forth on Section 7.2(g) of the Company Disclosure Letter shall have been satisfied.

(h) FIRPTA Certificate. Parent shall have received from the Company a properly executed certification in accordance Treasury Regulations Sections 1.897-2(h)(1) and 1.1445-2(c), dated not more than thirty (30) days prior to the Closing Date, to the effect that the equity of the Company does not constitute “United States real property interests” under Section 897(c) of the Code along with evidence that the Company has complied with any notice requirement pursuant to Treasury Regulations Section 1.897-2(h)(2).

7.3 Additional Conditions to the Obligations of the Company. The obligations of the Company to consummate and effect the Merger shall be further subject to satisfaction (or waiver, if permitted by applicable Law) at or prior to the Closing of the following additional conditions:

(a) Representations, Warranties and Covenants. (i) Each of the representations and warranties of Parent and Merger Sub contained in Section 4.1 (Organization, Standing and Corporate Power), Section 4.2 (Corporate Authorization), Section 4.4(a) (No Conflict), Section 4.25 (Broker and Finder’s Fees) and Section 4.26 (Opinion of the Financial Advisor) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made as of such date (except for those representations and warranties which address matters as of an earlier date, which shall have been so true and correct as of such earlier date), (ii) the representations and warranties of Parent and Merger Sub contained in Section 4.9(a) (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made as of such date (except for those representations and warranties which address matters as of an earlier date, which shall have been so true and correct as of such earlier date), (iii) the representations and warranties of Parent contained in Section 4.5(a) (Capitalization) shall be true and correct other than in de minimis respects as of the date of this Agreement and as of the Closing Date as if made on such date (except for those representations and warranties which address matters as of an earlier date, which shall have been so true and correct as of such earlier date), and (iv) each of the other representations and warranties of Parent and Merger Sub contained in Section 4 of this Agreement shall be true and correct (without giving effect to any exception or qualification contained therein relating to materiality or a Parent Material Adverse Effect), except where the failure of such other representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not be reasonably expected to have, a Parent Material Adverse Effect, as of the date of this Agreement and as of the Closing Date, as if made as of such date (except for those representations and warranties which address matters as of an earlier date which shall have been so true and correct as of such earlier date).

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects the covenants and obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any effect, event, occurrence, development or change that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Closing Certificate. Parent shall have furnished the Company with a certificate dated as of the Closing Date signed on its behalf by its Chief Executive Officer or Chief Financial Officer to the effect that the conditions set forth in Sections 7.3(a), (b) and (c) have been satisfied.

(e) PIPE Investments. The PIPE Investment shall have been consummated simultaneously with, and conditioned only upon, the occurrence of the Closing, and shall result in net proceeds to Parent of at least the Minimum Amount.

(f) Parent Net Cash. The Net Cash of the Parent (as set forth in the Parent Net Cash Schedule, as finally determined pursuant to Section 6.18) (the “Parent Net Cash”) shall be equal to or greater than negative $13,500,000.

(g) Director Nominees. The Company director nominees and mutually chosen director nominee shall have been appointed to the Parent Board in accordance with Section 1.6, effective as of the Closing, and the Resignations contemplated by Section 1.6 shall have been received by Parent.

7.4 Frustration of Closing Conditions. No party may rely on the failure of any condition set forth in this Section 7 to be satisfied if such failure was caused by such party’s failure to act in compliance with the provisions of this Agreement.

SECTION 8

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned, except as otherwise provided below, at any time before the Effective Time, whether before or after the Company Stockholder Approval or the Parent Shareholder Approval is obtained, as follows:

(a) By mutual written consent of Parent and the Company;

(b) By Parent:

(i) if there has been a breach of, or inaccuracy in, any representation, warranty, covenant or agreement of the Company set forth in this Agreement, which breach or inaccuracy would result in a failure of a condition set forth in Sections 7.2(a) or 7.2(b) to be satisfied at the Closing (and such breach or inaccuracy has not been cured such that such condition would be capable of satisfaction at the Closing within thirty (30) days after the receipt of notice thereof or such breach or inaccuracy is not reasonably capable of being so cured within such thirty (30)-day period); provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(b)(i) if Parent is then in material breach of any representation, warranty, covenant or obligation hereunder;

(ii) if, at any time prior to the receipt of the Company Stockholder Approval, the Company Board shall have effected a Company Adverse Recommendation Change (provided, that any written notice pursuant to Sections 5.3(d) or 5.3(e) of the Company’s intention to make a Company Adverse Recommendation Change in advance of a Company Adverse Recommendation Change shall not result in Parent having any termination rights pursuant to this Section 8.1(b)(ii) unless such written notice otherwise constitutes a Company Adverse Recommendation Change); or

(iii) at any time prior to obtaining the Parent Shareholder Approval, in order to enter into a definitive agreement providing for a Parent Superior Proposal in accordance with Section 5.4(d); provided, that Parent (A) shall have complied with all of the terms and conditions set forth in Section 5.4, (B) shall have paid the Termination Fee to the Company substantially concurrently with or prior to (and as a condition to) such termination in accordance and (C) substantially concurrently enters into such definitive agreement with respect to such Parent Superior Proposal; or

(c) By the Company:

(i) if there has been a breach of, or inaccuracy in, any representation, warranty, covenant or agreement of Parent or Merger Sub set forth in this Agreement, which breach or inaccuracy would result in a failure of a condition set forth in Sections 7.3(a) or 7.3(b) to be satisfied at the Closing (and such breach or inaccuracy has not been cured such that such condition would be capable of satisfaction at the Closing within thirty (30) days after the receipt of notice thereof or such breach or inaccuracy is not reasonably capable of being so cured within such thirty (30)-day period); provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder;

(ii) if, at any time prior to the receipt of the Parent Shareholder Approval, the Parent Board shall have effected a Parent Adverse Recommendation Change; or

(iii) at any time prior to obtaining the Company Stockholder Approval, in order to enter into a definitive agreement providing for a Company Superior Proposal in accordance with Section 5.3(d); provided, that the Company (A) shall have complied with all of the terms and conditions set forth in Section 5.3, (B) shall have paid the Termination Fee to Parent substantially concurrently with or prior to (and as a condition to) such termination in accordance and (C) substantially concurrently enters into such definitive agreement with respect to such Company Superior Proposal; or

(d) By either Parent or the Company:

(i) if (A) a Restraint prohibiting the Merger shall be in effect and have become final and non-appealable or (B) the Effective Time has not occurred by 5:00 p.m. Eastern time on September 4, 2024 (the “Termination Date”), unless extended by mutual written agreement of Parent and the Company; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any party if the failure by such party to perform any of its obligations under this Agreement has been the principal cause of the failure of any condition set forth in this Section 8.1(d) to be satisfied;

(ii) if the Company Stockholders Meeting (as it may be adjourned or postponed in accordance with this Agreement) shall have concluded and the Company Stockholder Approval shall not have been obtained at such meeting; provided, however, that the right to terminate this Agreement under this Section 8.1(d)(ii) shall not be available to the Company if the failure by the Company to perform any of its obligations under this Agreement has been the principal cause of the failure to obtain the Company Stockholder Approval and such action or failure to act constitutes a breach of this Agreement by such party; or

(iii) if the Parent Shareholders Meeting (as it may be adjourned or postponed in accordance with this Agreement) shall have concluded and the Parent Shareholder Approval shall not have been obtained at such meeting; provided, however, that the right to terminate this Agreement under this Section 8.1(d)(iii) shall not be available to Parent if the failure by Parent or Merger Sub to perform any of its obligations under this Agreement has been the principal cause of the failure to obtain the Parent Shareholder Approval and such action or failure to act constitutes a breach of this Agreement by such party.

8.2 Effect of Termination; Termination Fee.

(a) Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1 hereof, this Agreement shall forthwith become null and void and be of no further force or effect, and there shall be no liability on the part of Parent, Merger Sub or the Company (or any of their respective directors, officers, employees, stockholders, agents or representatives), except as set forth in the last sentence of Section 6.3, Section 8 and Section 9, each of which shall remain in full force and effect and survive any termination of this Agreement; provided, however, that nothing herein shall relieve any party from liability for fraud with respect to any of its representations and warranties set forth herein or Intentional Breach of this Agreement.

(b) Company Termination Fee; Expense Reimbursement.

(i) The Company shall deliver to Parent the sum of the Termination Fee plus the Parent Expense Reimbursement:

(A) as promptly as possible (but in any event within two (2) Business Days) after the valid termination of this Agreement in accordance with Section 8.1 if (x) Parent shall have terminated this Agreement pursuant to Section 8.1(b)(ii) (Company Adverse Recommendation Change) or (y) the Company shall have terminated this Agreement pursuant to Section 8.1(c)(iii) (Company Superior Proposal); or

(B) upon consummation of such Company Acquisition Proposal if (x) this Agreement is terminated pursuant to Section 8.1(d)(i)(B) (Termination Date), Section 8.1(b)(i) (Company Breach) or Section 8.1(d)(ii) (Company Stockholder Approval), (y) prior to the time of termination and after the date of this Agreement, a Company Acquisition Proposal shall have been publicly announced or made to the Company Board and not withdrawn and (z) within twelve (12) months after the date on which this Agreement shall have been terminated the Company enters into a definitive agreement providing for a Company Acquisition Proposal (which such Company Acquisition Proposal is later consummated) or a Company Acquisition Proposal is consummated.

(ii) All amounts due hereunder shall be payable by wire transfer in immediately available funds to such account as Parent may designate in writing to the Company. If the Company fails to promptly deliver any amounts required under this Section 8.2(b) and Parent commences a suit to collect such amounts, the Company shall indemnify Parent for its fees and expenses (including attorneys’ fees and expenses) incurred in connection with such suit and shall pay interest on the amount required to have been delivered at the prime rate in the Wall Street Journal in effect on the date the amount was deliverable pursuant to this Section 8.2(b). The delivery by the Company of the Termination Fee to Parent pursuant to this Section 8.2(b), including, if applicable, any fees and expenses incurred as a result of the Company’s failure to timely deliver, if paid, shall be the sole and exclusive remedy of Parent in the event of termination of this Agreement under circumstances requiring the delivery of the Termination Fee pursuant to this Section 8.2(b).

(c) Parent Termination Fee; Expense Reimbursement.

(i) Parent shall deliver to the Company the sum of the Termination Fee plus the Company Expense Reimbursement:

(A) As promptly as possible (but in any event within two (2) Business Days) after the valid termination of this Agreement in accordance with Section 8.1 if (x) the Company shall have terminated this Agreement pursuant to Section 8.1(c)(ii) (Parent Adverse Recommendation Change) or (y) Parent shall have terminated this Agreement pursuant to Section 8.1(b)(iii) (Parent Superior Proposal); or

(B) upon consummation of such Parent Acquisition Proposal, if (x) this Agreement is terminated pursuant to Section 8.1(d)(i)(B) (Termination Date), Section 8.1(c)(i) (Parent Breach) or Section 8.1(d)(iii) (Parent Shareholder Approval), (y) prior to the time of termination and after the date of this Agreement, a Parent Acquisition Proposal shall have been publicly announced or made to the Parent Board and not withdrawn and (z) within twelve (12) months after the date on which this Agreement shall have been terminated Parent enters into a definitive agreement providing for a Parent Acquisition Proposal (which such Parent Acquisition Proposal is later consummated) or a Parent Acquisition Proposal is consummated.

(ii) All amounts due hereunder shall be payable by wire transfer in immediately available funds to such account or accounts as the Company may designate in writing to Parent. If Parent fails to promptly deliver any amounts required under this Section 8.2(c) and the Company commences a suit to collect such amounts, Parent shall indemnify the Company for its fees and expenses (including attorneys’ fees and expenses) incurred in connection with such suit and shall pay interest on the amount required to have been delivered at the prime rate in the Wall Street Journal in effect on the date the amount was deliverable pursuant to this Section 8.2(c). The payment by Parent of the Termination Fee to the Company pursuant to this Section 8.2(c), including, if applicable, any fees and expenses incurred as a result of Parent’s failure to timely deliver, if paid, shall be the sole and exclusive remedy of the Company in the event of termination of this Agreement under circumstances requiring the delivery of the Termination Fee pursuant to this Section 8.2(c).

(d) The parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated hereby, that without these agreements the parties would not enter into this Agreement and that any amounts payable pursuant to this Section 8.2 do not constitute a penalty.

8.3 Fees and Expenses. Subject to Section 6.1(b) and except as otherwise set forth in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

8.4 Notice of Termination. The party desiring to terminate this Agreement pursuant to Section 8.1 (other than under Section 8.1(a) (Mutual Consent)) shall give written notice of such termination to the other party or parties specifying the provision or provisions of Section 8.1 pursuant to which such termination is purportedly effected.

8.5 Amendment. Subject to applicable Law and as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company or the Parent Shareholders contemplated hereby, only by written agreement of the parties hereto, but after the Company Stockholder Approval or the Parent Shareholder Approval, as applicable, no amendment shall be made which by Law requires further approval by such stockholders without obtaining such further approval.

8.6 Waiver. At any time prior to the Effective Time, each party hereto may (a) extend the time for the performance of any of the obligations or other acts of any other party hereto or (b) waive compliance with any of the agreements of any other party or any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit; provided, that any such extension or waiver shall be binding upon a party only if such extension or waiver is set forth in a writing executed by such party.

SECTION 9

MISCELLANEOUS

9.1 No Survival. None of the representations, warranties, covenants or agreements in this Agreement or any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

9.2 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when delivered in Person, by overnight courier or upon email transmission (provided, that no “bounce back” or similar message of non-delivery is received with respect thereto), or two (2) Business Days after being sent by registered or certified mail (postage prepaid, return receipt requested):

(a)   if to Parent or Merger Sub, to:

c/o Akari Therapeutics, Plc

22 Boston Wharf Road FL 7

Boston, MA 02210

Attn: Rachelle Jacques

Telephone: +1 929.274.7510

Email: rachelle.jacques@akaritx.com

with a copy to:

Goodwin Procter LLP

One Commerce Square

2005 Market Street, 32nd Floor

Philadelphia, PA 19103

Attention: Rachael Bushey, Jennifer Porter and Laura Gulick

Email: RBushey@goodwinlaw.com, JPorter@goodwinlaw.com and

LGulick@goodwinlaw.com

(b)   if to the Company, to:

Peak Bio, Inc.

4900 Hopyard Road, Suite 100

Pleasanton, CA 94588

Attn: Stephen LaMond

Telephone: +1 650.477.4043

Email: steve.lamond@peak-bio.com

with a copy to:

DLA Piper LLP (US)

51 John F. Kennedy Parkway, Suite 120

Short Hills, NJ 07078

Attention: Andrew P. Gilbert and Scott A. Cowan

Email: andrew.gilbert@us.dlapiper.com; scott.cowan@us.dlapiper.com

and

DLA Piper LLP (US)

303 Colorado Street, Suite 3000

Austin, TX 78701

Attention: Jeffrey Scharfstein

Email: jeffrey.scharstein@us.dlapiper.com

Any party may by notice given in accordance with this Section 9.2 to the other parties designate another address or Person for receipt of notices hereunder.

9.3 Entire Agreement. This Agreement (including the Company Disclosure Letter, the Parent Disclosure Letter, Annexes and Exhibits hereto and the documents and instruments referenced herein) contain the entire agreement among the parties with respect to the Merger and related transactions, and supersede all prior agreements, written or oral, among the parties with respect thereto, other than the Confidentiality Agreement, which shall survive and remain in full force and effect (other than the “standstill” provisions which shall expire concurrently with the execution and delivery of this Agreement).

9.4 Governing Law. This Agreement and all actions arising under or in connection therewith shall be governed by and construed in accordance with the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of law thereof.

9.5 Binding Effect; No Assignment; No Third-Party Beneficiaries.

(a) This Agreement shall not be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that (i) Merger Sub may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to Parent, and (ii) each of Parent and Merger Sub may assign, in their respective sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly-owned subsidiaries of Parent (each, together with Parent, an “Assignee”); provided that no such assignment shall release Parent or Merger Sub of its obligations hereunder. Any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Assignees. Subject to the preceding sentence, but without relieving any party hereto of any obligation hereunder, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

(b) Other than (i) Section 6.9 and (ii) from and after the Effective Time, the rights of holders of shares of Company Common Stock to receive the Per Share Merger Consideration (and, if applicable, any Additional Per Share Merger Consideration pursuant to Section 2.6), the holders of Company Options and Company Warrants to receive Adjusted Options and Adjusted Warrants, respectively, and other applicable payments pursuant to Section 2 (which shall be enforceable by such Persons), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than Parent, Merger Sub and the Company and their respective successors and permitted assigns any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.6 Counterparts and Signature. This Agreement may be executed in two (2) or more counterparts (including by an electronic signature, electronic scan or electronic transmission in portable document format (.pdf) including (but not limited to) DocuSign, delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties hereto, it being understood that all parties hereto need not sign the same counterpart.

9.7 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable provision.

9.8 Submission to Jurisdiction; Waiver. Each of the Company, Parent and Merger Sub irrevocably agrees that any legal action or proceeding with respect to this Agreement or the transactions contemplated hereby or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if and only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) and each of the Company, Parent and Merger Sub hereby irrevocably submits with regard to any action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts and agrees that it shall not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of the Company, Parent and Merger Sub hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable Law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party agrees that notice or the service of process in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereof shall be properly served or delivered if delivered in the manner contemplated by Section 9.2 or in any other manner permitted by applicable Law.

9.9 Enforcement. The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that, in addition to other remedies, any other party shall be entitled to an injunction or injunctions to prevent breaches or restraining any violation or threatened violation of the provisions of this Agreement. In the event that any action shall be brought in equity to enforce specifically the terms and provisions of this Agreement in the Delaware courts and, in action for specific performance, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at Law and waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity (subject to the limitations set forth in this Agreement).

9.10 No Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.

9.11 Waiver of Jury Trial. EACH OF PARENT, THE COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY RELATED DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENT OR ACTION RELATED HERETO OR THERETO. Each party to this Agreement certifies and acknowledges that (a) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.11.

SECTION 10

DEFINITIONS

10.1 Certain Definitions. As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means any agreement with the Company or Parent, as applicable, that is either (a) in effect as of the execution and delivery of this Agreement or (b) executed, delivered and effective after the execution and delivery of this Agreement, in either case containing provisions that require any counterparty thereto (and any of its Affiliates and Representatives) that receive material non-public information of, or with respect to, the Company or Parent, as applicable, to keep such information confidential; provided, however, that, in the case of clause (b), (i) the provisions contained therein are not materially less favorable in the aggregate to the Company or Parent, as applicable, than the terms of the Confidentiality Agreement (it being agreed that such agreement need not contain any “standstill” or similar provisions that prohibit the making of any Company Acquisition Proposal or Parent Acquisition Proposal, as applicable) and (ii) such agreement does not contain any provision that prohibits the Company or Parent, as applicable, from satisfying its obligations hereunder.

“Additional Company Merger Shares” means a number of Parent Ordinary Shares, if any, equal to the positive difference between (a) the number of Company Merger Shares resulting from a recalculation of the Company Adjustment Amount to include the amount of any Company Licensing Deal Revenue (with respect to the calculation of Company Net Cash) and/or Parent Licensing Deal Revenue (with respect to the calculation of Parent Net Cash) that is actually received in cash by Parent or the Surviving Corporation within 120 days following the Closing Date and (b) the number of Company Merger Shares used for purposes of calculating the Exchange Ratio at the Closing. For the avoidance of doubt, if the number of Company Merger Shares resulting from the calculation described in clause (a) of this definition is less than the number of Company Merger Shares described in clause (b) of this definition, the number of Additional Company Merger Shares shall be equal to zero (0).

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Antitrust Laws” means the HSR Act or any other applicable U.S. or foreign competition, antitrust, merger control or investment Laws.

“Business Day” means any day other than Saturday or Sunday or a day on which commercial banks are authorized or required by Law to be closed in New York, New York.

“Company Acquisition Proposal” means any proposal or offer, whether or not in writing, from any Person, Persons or group (other than Parent, Merger Sub or any of their respective Affiliates) relating to any transaction or series of related transactions involving (a) any direct or indirect acquisition or purchase from the Company or its subsidiaries of (i) 20% or more (based on the fair market value thereof, as determined by the Company Board (or any committee thereof) in good faith) of assets (including capital stock of the Company’s subsidiaries), or by means of any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction to which the Company or its subsidiaries is a party, of the Company and its subsidiaries, taken as a whole or (ii) 20% or more of the outstanding shares of Company Common Stock, (b) any tender offer or exchange offer that, if consummated, would result in any Person, Persons or group owning, directly or indirectly, 20% or more of the outstanding shares of Company Common Stock or (c) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction to which the Company or its subsidiaries is a party pursuant to which (i) any Person, Persons or group (or the stockholders of any such Person(s)) would own, directly or indirectly, 20% or more of the voting securities of the Company or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, or (ii) the owners of outstanding shares of Company Common Stock immediately prior to such transaction would own less than 80% of the voting securities of the Company or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, other than, in each case, the Merger and the PIPE Investments; provided, for the avoidance of doubt, a Company Licensing Deal shall not constitute a Company Acquisition Proposal.

“Company Charter” means the Second Amended and Restated Certificate Incorporation of the Company, as amended on or prior to the date hereof.

“Company Equity Plan” means the Company’s 2022 Long-Term Incentive Plan, as amended from time to time.

“Company Expense Reimbursement” means the aggregate amount of all reasonable, documented, out-of-pocket legal fees and expenses incurred or paid by or on behalf of the Company and its Affiliates in connection with the transactions contemplated by this Agreement or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the termination thereof, provided that, in no event shall the “Company Expense Reimbursement” exceed $1,500,000.

“Company Foreign Plan” means (i) any Company Plan that is maintained, sponsored or contributed (or required to be contributed) to primarily for the benefit of any current or former employee, officer, director or other service provider of the Company or any of its subsidiaries or with respect to which the Company or any of its subsidiaries has or could have any liability, contingent or otherwise, who are or were providing services outside the United States and (ii) any plan that would be a Company Plan except for the fact that it is subject to any Law other than U.S. federal, state or local Law.

“Company Intervening Event” means a material event or circumstance not known to the Company Board on the date of this Agreement, which event or circumstance becomes known to the Company Board prior to the Effective Time; provided, however, that in no event shall the following constitute a Company Intervening Event: (a) a Company Acquisition Proposal, (b) any material event or circumstance that was known or reasonably foreseeable to the Company Board as of the date hereof (or if known or reasonably foreseeable, the consequences of which were not reasonably foreseeable) or (c) changes in the Company Common Stock price, in and of itself.

“Company Licensing Deal” means any acquisition or license (other than any non-exclusive and non-material license granted by the Company in the ordinary course of business consistent with past practice) of, or joint venture, partnership, revenue or profit-sharing arrangement, collaboration or other similar transaction with respect to any Company product or asset, including, but not limited to, any product or asset (a) in the antibody-drug conjugate (ADC) platform or (b) related to PHP-303.

“Company Licensing Deal Revenue” means the amount of any upfront cash payment proposed to be paid to the Company in respect of a Company Licensing Deal pursuant to a bona fide term sheet entered into between the Company and an unaffiliated third party, negotiated on arms’ length terms and without assigning value to any assets or product lines of Parent, which term sheet remains in effect as of the Closing Date and which is reasonably likely to be paid within 120 days following the Closing Date.

“Company Material Adverse Effect” means any effect, event, occurrence, development or change that has a material adverse effect on the financial condition, assets, liabilities, business or results of operations of the Company and its subsidiaries, taken as a whole; provided, however, that a Company Material Adverse Effect shall not be deemed to include effects, events, occurrences, developments or changes arising out of, relating to or resulting from: (A) changes or prospective changes generally affecting the economy, financial or securities markets or political, legislative or regulatory conditions, except and only to the extent such changes adversely affect the Company in a disproportionate manner relative to other participants in the Company’s industry; (B) changes or prospective changes in the Company’s industry, except and only to the extent such changes adversely affect the Company in a disproportionate manner relative to other participants in the Company’s industry; (C) any change or prospective change in Law or the interpretation thereof, except and only to the extent such changes adversely affect the Company in a disproportionate manner relative to other participants in the Company’s industry; (D) any change or prospective change in applicable accounting regulations or principles, including GAAP, or the interpretation thereof; (E) acts of war, armed hostility, terrorism, volcanic eruptions, tsunamis, pandemics, earthquakes, floods, storms, hurricanes, tornadoes or other natural disasters, except and only to the extent such acts adversely affect the Company in a disproportionate manner relative to other participants in the Company’s industry; (F) the public announcement by Parent of its proposal to acquire the Company or the execution and delivery of this Agreement (except to the extent such effect, event, occurrence, development or change was the result of a breach of Section 3.4) or the announcement of the Merger, including the impact thereof on contractual or other relationships with suppliers, distributors, partners, employees, lenders, investors or Governmental Authorities, or any Transaction Litigation; (G) any failure by the Company to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings (it being understood and agreed that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect); (H) any change or prospective change in the price or trading volume of the Company Common Stock on the OTC Pink Market (it being understood and agreed that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect); (I) actions or omissions required by this Agreement, or the failure to take any action prohibited by this Agreement; (J) changes or prospective changes in the Company’s credit ratings (it being understood and agreed that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect); (K) (i) any delay in obtaining or making, or failure to obtain or make, any regulatory approval, clearance or application with respect to any of the Company’s Products or (ii) any results, outcomes or data, adverse events, side effects or safety observations arising from, or any delay in the timing or conduct of, any nonclinical, preclinical or clinical studies, trials or tests related to any of the Company’s Products or (L) changes or prospective changes in interest rates or foreign exchange rates.

“Company Permitted Liens” means any (i) statutory Liens for Taxes, business improvement district charges, water and sewer charges, assessments and other lienable services and other governmental charges and impositions not yet due or payable or that are being contested in good faith through appropriate proceedings, and in each case, for which adequate reserves have been established, in accordance with GAAP, on the consolidated financial statements included in the most recent Company SEC Documents, (ii) statutory Liens arising out of operation of Law, including carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens incurred in the ordinary course of business, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) with respect to Company Leased Real Property, (1) all matters, whether or not of record, that arise out of the actions of Parent or its agents, representatives or contractors, (2) all easements, covenants, rights-of-way, restrictions and other encumbrances affecting any Company Leased Real Property, (3) all Liens and other matters disclosed, or in any title commitment, report, listing or policy, or in any survey or survey update relating to the Company Leased Real Property, in each case to the extent publicly available or made available by the Company to Parent (including those relating to physical condition or variations in location or dimension), and (4) any and all Laws affecting the Company Leased Real Property (including any Laws relating to zoning, building and the use, occupancy, subdivision or improvement of the Company Leased Real Property); provided that such matters described in clauses (1) through (4) do not prohibit or materially impair the current use and operation of the Company Leased Real Property subject thereto in the business of the Company, (v) statutory landlords’ Liens and Liens granted to landlords under any lease or sublease, (vi) licenses, options or other covenants of, or other contractual obligations with respect to, any Intellectual Property incurred in the ordinary course of business (vii) any Liens created pursuant to or in connection with this Agreement or disclosed in the Company Disclosure Letter, (viii) Liens approved in writing by Parent and (ix) Liens that, individually or in the aggregate, do not materially impair the current use and operation of the assets to which they relate.

“Company Plan” means each Employee Benefit Plan that is sponsored, maintained, or contributed (or required to be contributed) to by the Company or any of its subsidiaries for the benefit of one or more current or former employees, officers, directors or other service providers of the Company or any of its subsidiaries and with respect to which the Company or any of its subsidiaries has any liability, contingent or otherwise.

“Company Superior Proposal” means (i) a Company Acquisition Proposal (except that all percentages in the definition of Company Acquisition Proposal shall be deemed to be 50%) made by any Person on terms that the Company Board (or any committee thereof) determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, and considering such factors as the Company Board (or any committee thereof) considers to be appropriate (including conditionality, timing, likelihood of consummation of such proposal and consideration per share), that is reasonably likely to be consummated in accordance with its terms, and, if consummated, would result in a transaction that is more favorable to stockholders of the Company than the Merger (including taking into account any applicable Termination Fee of the Company) or (ii) a Company Licensing Deal if and only if the Company has complied with Section 5.3 (ignoring clause (B) of the last sentence of Section 5.3(a)) with respect to such Company Licensing Deal as if a Company Licensing Deal were included within the definition of Company Acquisition Proposal.

“Company Warrant” means each warrant to purchase capital stock of the Company.

“Confidentiality Agreement” means the Confidentiality Agreement, dated June 7, 2023 (as it may be amended from time to time), between Parent and the Company.

“Contract” means, with respect to any Person, any of the agreements, contracts, leases (whether for real or personal property), notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of Indebtedness, letters of credit, settlement agreements, franchise agreements, undertakings, employment agreements, license agreements or instruments to which such Person or its subsidiaries is a party, whether oral or written.

“Copyrights” means works of authorship (whether or not copyrightable, including all Software, whether in source code or object code format) and all copyrights (whether or not registered), including all registrations thereof and applications therefor, and all renewals, extensions, restorations and reversions of the foregoing.

“Deposit Agreement” means the Deposit Agreement, dated as of December 7, 2012, among Parent (as successor-in-interest to Celsus Therapeutics plc), Deutsche Bank Trust Company Americas, as depositary, and all holders from time to time of Parent ADSs, as amended.

“Employee Benefit Plan” means any (A) employee benefit plan within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA; (B) stock option plan, stock purchase plan, equity-based plan, retention plan, profit sharing plan, bonus or incentive plan, program, agreement or arrangement, deferred compensation arrangement or agreement, severance pay plan, program or agreement, compensation plan, program, agreement or arrangement, change in control plan, program, agreement or arrangement, supplemental income arrangement, vacation plan, and any other employee benefit plan, agreement or arrangement, not described in (A) above; and (C) plan or arrangement providing compensation to employee and non-employee directors.

“Environmental Claim” means any and all written complaints, summons, citations, directives, orders, decrees, claims, Liens, litigation, investigations, notices of violation, judgments, administrative, regulatory or judicial actions, suits, demands or proceedings, or notices of noncompliance or violation by any Governmental Authority or Person involving or alleging potential liability of a party to this Agreement or one of its subsidiaries arising out of or resulting from any violation of any Environmental Law or the presence or Release of Hazardous Material at, from, or otherwise relating to: (i) any of the Company’s or its subsidiaries’ facilities or any other properties or facilities currently or formerly owned, leased, operated or otherwise used by Company or any of its subsidiary; (ii) nearby properties or businesses; or (iii) any facilities that received Hazardous Material generated by the Company or any of its subsidiaries.

“Environmental Laws” means all applicable federal, state, local or foreign Laws, statutes, regulations, ordinances, decrees, directives, judgments, common law, or other enforceable requirements of Governmental Authorities, relating to pollution or protection of human health and safety (including workplace health and safety) or the environment, including, without limitation, Laws relating to Releases or threatened Release of Hazardous Materials, the protection of human health as a result of exposure to Hazardous Materials, the storage, transport or disposal of solid and hazardous waste, discharges of substances to surface water or groundwater, air emissions, recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials, and all Laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources.

“Environmental Liability” means all liabilities, monetary obligations, losses, damages of any kind including without limitation punitive damages, consequential damages, treble damages, and natural resource damages, costs and expenses (including all fees, disbursements and expenses of counsel, experts and consultants, costs of investigations and feasibility studies, compliance costs, abatement and cleanup costs), fines, penalties, sanctions and interest incurred as a result of any claim or demand by any Governmental Authority or any third party or requirement of Environmental Law, and which relate to any environmental condition, violation or alleged violation of Environmental Laws or Releases of Hazardous Materials at, from, or otherwise relating to (i) any of the Company’s or its subsidiaries’ facilities or any other properties or facilities currently or formerly owned, leased, operated or otherwise used by Company, any of its subsidiaries or the Company’s current business; (ii) nearby properties or businesses; or (iii) any facilities that received Hazardous Material generated by the Company or any of its subsidiaries.

“Environmental Permits” means any permit, registration, license or other authorization required or issued under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member, joint venture or similar interest, and any option, restricted stock, restricted stock unit, phantom equity interest, stock appreciation right, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes such entity.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means, subject to Section 2.1(d), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, in which:

•	“Company Adjustment Amount” means the sum of (i) 0.50 plus (ii) the Company Adjustment Factor minus (iii) the Parent Adjustment Factor.

•	“Company Adjustment Factor” means:

(i)	if Company Net Cash is greater than zero, the quotient obtained by dividing (a) Company Net Cash by (b) 100,000,000.

(ii)	if Company Net Cash is equal to or greater than the Net Cash Target but less than or equal to zero, zero; and

(iii)

if Company Net Cash is less than the Net Cash Target, the quotient obtained by dividing (a) the amount by which the Net Cash Target exceeds Company Net Cash (expressed as a positive number) by (b) negative 100,000,000.

•

“Company Merger Shares” means product determined by multiplying (a) the quotient obtained by dividing (i) the Parent Outstanding Shares by (ii) the Parent Adjustment Amount, by (b) the Company Adjustment Amount.

•

“Company Outstanding Shares” means the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Company Common Stock basis, calculated in accordance with the treasury method, and assuming, without limitation or duplication, the issuance of shares of Company Common Stock in respect of all Company Options and any other options, warrants or other rights to receive shares of Company Common Stock (but specifically excluding all Company Warrants or Company Options having an exercise price that exceeds the implied value of the Exchange Ratio).

•

“Parent Outstanding Shares” means, subject to Section 2.1(d), (i) the total number of Parent Ordinary Shares (including all Parent Ordinary Shares represented by Parent ADSs) outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Parent Ordinary Shares basis, calculated in accordance with the treasury method, and assuming, without limitation or duplication, the issuance of Parent Ordinary Shares in respect of all Parent Options, Parent RSUs, and other rights to receive such shares that will be outstanding immediately after the Effective Time (but specifically excluding any shares issued or to be issued pursuant to the PIPE Investment and all Parent Warrants or Parent Options having an exercise price that exceeds the implied value of the Post-Closing Parent Shares as determined on the basis of the Exchange Ratio), plus (ii) Parent Broker Shares.

•	“Parent Adjustment Amount” means the sum of (i) 0.50 plus (ii) the Parent Adjustment Factor minus the Company Adjustment Factor.

•	“Parent Adjustment Factor” means:

(i)	if Parent Net Cash is greater than zero, the quotient obtained by dividing (a) Parent Net Cash by (b) 100,000,000.

(ii)	if Parent Net Cash is equal to or greater than the Net Cash Target but less than or equal to zero, zero; and

(iii)

if Parent Net Cash is less than the Net Cash Target, the quotient obtained by dividing (a) the amount by which the Net Cash Target exceeds Parent Net Cash (expressed as a positive number) by (b) negative 100,000,000.

•	“Net Cash Target” means negative six million dollars (-$6,000,000).

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977, as amended.

“GAAP” means generally accepted accounting principles in the United States.

“Global Trade Control Laws” means, to the extent applicable, the U.S. Export Administration Regulations; the U.S. International Traffic in Arms Regulations; the economic sanctions rules and regulations implemented under statutory authority and/or President’s Executive Orders and administered by the U.S. Treasury Department’s Office of Foreign Assets Control; U.S. Customs Regulations; European Union (E.U.) Council Regulations on export controls, including Nos. 428/2009, 267/2012; other E.U. Council sanctions regulations, as implemented in E.U. Member States; United Nations sanctions policies; all relevant regulations and legislative instruments made under any of the above; other relevant economic sanctions, export and import control laws, and other laws, regulations, legislation, orders and requirements imposed by a relevant Governmental Authority applicable to the Company or Parent.

“Government Official” means (i) any elected or appointed government official (e.g., a legislator or a member of a ministry of health); (ii) any employee or Person acting for or on behalf of a government, a government department or agency, an institution or entity owned or controlled by a government (e.g., a healthcare professional employed by a government-owned or -controlled hospital, or a Person serving on a healthcare committee that advises a government), or an enterprise or instrumentality performing a governmental function; (iii) any candidate for public office, or officer, employee, or Person acting for or on behalf of a political party or candidate for public office; (iv) an employee or Person acting for or on behalf of a public international organization (e.g., the United Nations, the Red Cross, or the World Bank); (v) any member of a military or a royal or ruling family; or (vi) any Person otherwise categorized as a government official under Law.

“Governmental Authority” means any arbitrator, court, nation, government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial regulatory or administrative functions of, or pertaining to or on behalf of, government.

“Hazardous Materials” means any materials, chemicals, pollutants, contaminants, wastes, toxic or hazardous substances, including without limitation petroleum and petroleum products or compounds, gasoline, diesel fuel, solvents, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead and lead-based paints and materials, radon, radioactive materials, pesticides, urea formaldehyde, and mold, (i) that can cause harm to living organisms, human welfare, or the environment, (ii) that are regulated, or for which liability can be imposed, pursuant to Environmental Laws, or (iii) the presence, handling, or management of which requires registration, authorization, investigation or remediation under Environmental Laws, including by example “hazardous substances” and “hazardous wastes” as defined in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and Resource Conservation and Recovery Act, respectively.

“Healthcare Laws” means, to the extent related to the conduct of the Company’s and its subsidiaries or Parent and its subsidiaries businesses, as applicable, as of the date of this Agreement, means (a) all federal and state fraud and abuse Laws, including, the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Law (42 U.S.C. § 1395nn), the civil False Claims Act (31 U.S.C. § 3729 et seq.), Sections 1320a-7 and 1320a-7a of Title 42 of the United States Code and the regulations promulgated pursuant to such statutes; (b) the administrative simplification provisions of the Health Insurance Portability and Accountability Act of 1996 (18 U.S.C. §§669, 1035, 1347 and 1518; 42 U.S.C. §1320d et seq.) and the regulations promulgated thereunder; (c) Titles XVIII (42 U.S.C. §1395 et seq.) and XIX (42 U.S.C. §1396 et seq.) of the Social Security Act and the regulations promulgated thereunder; (d) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (42 U.S.C. §1395w-101 et seq.) and the regulations promulgated thereunder; (e) the so-called federal “Sunshine Law” or Open Payments (42 U.S.C. § 1320a-7h) and state or local Laws regulating or requiring reporting of interactions between pharmaceutical manufacturers and members of the healthcare industry and regulations promulgated thereunder; (f) Laws governing government pricing or price reporting programs and regulations promulgated thereunder, including the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C. § 8126) or any state pharmaceutical assistance program or U.S. Department of Veterans Affairs agreement, and any successor government programs; (g) the Federal Food, Drug and Cosmetic Act, 21 U.S.C. § 321 et seq., and all regulations, agency guidance or similar legal requirement promulgated thereunder; and (h) any and all other federal, state, local or foreign health care Law applicable to the Company and its subsidiaries or Parent and its subsidiaries, as applicable, or affecting their respective businesses.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any Person, (i) indebtedness, notes payable, bonds, debentures or other obligations of such Person for borrowed money, whether current, short-term or long-term, secured or unsecured; (ii) lease obligations under leases which are classified as capital leases of such Person under GAAP (excluding any operating leases of such Person under GAAP); (iii) indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person; (iv) obligations of such Person for the deferred purchase price of property or services (other than trade payables and obligations of such Person to creditors incurred in the ordinary course of business); (v) obligations of such Person pursuant to or evidenced by hedging, swap, factoring, interest rate, currency or commodity derivatives arrangements or other similar instruments; (vi) off-balance sheet financing of such Person including synthetic leases and project financing; (vii) indebtedness of another Person referred to in clauses (i) through (vi) above guaranteed, directly or indirectly, jointly or severally, in any manner by such Person; (viii) indebtedness referred to in clauses (i) through (vii) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property or assets owned by such Person; and (ix) reimbursement obligations of such Person with respect to letters of credit (other than (A) letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the ordinary course of business consistent with past practices, (B) standby letters of credit relating to workers’ compensation insurance and surety bonds, and (C) surety bonds and customs bonds), bankers’ acceptance or similar facilities issued for the account of such Person.

“Intellectual Property” means, in any jurisdiction throughout the world, all rights, title, and interests in and to all intellectual property rights of every kind and nature however denominated, intangible industrial property rights, and all related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including: (i) all Patents, (ii) Trade Secrets, (iii) Copyrights, (iv) Software, (v) Trademarks (vi) registered domain names and social media designations, (vii) all tangible embodiments of the foregoing (in whatever form or medium) and any rights equivalent to any of the foregoing anywhere in the world, (viii) all royalties, fees, income, payments, and other proceeds now or hereafter due or payable with respect to any of the foregoing, (ix) any and all registrations, applications, recordings, licenses, common-law rights, statutory rights, administrative rights, and contractual rights relating to any of the foregoing, and (x) all claims and causes of action, with respect to any of the foregoing, whether accruing before, on or after the date of this Agreement, including all rights to and claims for damages, restitution and injunctive relief for infringement, dilution, misappropriation, violation, misuse, breach or default, with the right but not the obligation to sue for such legal and equitable relief, and to collect, or otherwise recover, any such damages, including costs and attorneys’ fees.

“Intentional Breach” means the taking of a deliberate act or a deliberate failure to act, in either case which act or failure to act constitutes in and of itself a material breach of the covenants or agreements set forth in this Agreement, even if breaching was not the conscious object of the act.

“IP Governmental Authority” means the United States Patent and Trademark Office, the United States Copyright Office, or any foreign equivalent thereof, or any foreign Governmental Authority that performs the same or similar functions to either of the United States Patent and Trademark Office or the United States Copyright Office with respect to the registration of Trademarks or Copyrights or the issuance of Patents.

“Knowledge of Parent” means the actual knowledge, after reasonable inquiry, of the individuals listed on Section 10.1(b) of the Parent Disclosure Letter. With respect to matters involving Intellectual Property, Knowledge does not require any Person to have conducted or have obtained any freedom to operate opinions of any patent or any trademark or other intellectual property clearance searches or reviews, and if not conducted, obtained, or reviewed, no knowledge of any patents, trademarks or other intellectual property of any Person that would have been revealed by such opinions, searches, or reviews will be imputed to the Parent.

“Knowledge of the Company” means the actual knowledge, after reasonable inquiry, of the individuals listed on Section 10.1(c) of the Company Disclosure Letter. With respect to matters involving Intellectual Property, Knowledge does not require any Person to have conducted or have obtained any freedom to operate opinions of any patent or any trademark or other intellectual property clearance searches or reviews, and if not conducted, obtained, or reviewed, no knowledge of any patents, trademarks or other intellectual property of any Person that would have been revealed by such opinions, searches, or reviews will be imputed to the Company.

“Law” means any federal, state, local, national or supranational or foreign law (including common law), statute, ordinance, rule, regulation, order, code ruling, decree, arbitration award, agency requirement, license, permit, standard, binding guideline or policy, or other enforceable requirements of any Governmental Authority.

“Lien” means, with respect to any property or asset (including any security), any lien, mortgage, pledge, encumbrance, security interest or deed of trust.

“Net Cash” means, without duplication, as of the Cash Determination Time and determined in accordance with the Net Cash Accounting Principles, with respect to the applicable party (and rounded down to the nearest $100,000):

(I) the sum of (without duplication):

(i) such party’s cash and cash equivalents, plus

(ii) the aggregate amount of any Specified Transaction Costs that have been paid by such party prior to the Closing, plus

(iii) the aggregate amount of any severance payments made to any current or former officer, director, employee, consultant or independent contractor of such party during the Pre-Closing Period in connection with or in anticipation of the transactions contemplated by this Agreement (in an amount not to exceed $1,500,000 in the case of the Company and $3,000,000 in the case of Parent), plus

(iv) the aggregate amount of all prepaid expenses for D&O insurance of such party that will be utilized by Parent and/or the Surviving Company on and following the Closing;

minus (II) the sum of (without duplication):

(a) (1) all accounts payable and accrued expenses (other than accrued expenses which are such party’s Transaction Costs or Specified Employee Costs) and (2) other current and long-term liabilities or other obligations for borrowed money (excluding, for the avoidance of doubt, in the case of the foregoing clauses (1) and (2), (x) convertible notes or promissory notes that actually convert into Company equity at or prior to the Closing and are extinguished in full in connection with such conversion) and (y) any amounts of the type described in clauses (b) and (c) of this paragraph (II); plus

(b) any and all liabilities of such party to any current or former officer, director, employee, consultant or independent contractor of such party in respect of:

(1) any sale, change of control, “stay around”, success, retention payments or other similar payments that are or could become due as a result of the consummation of the Transactions, but excluding any severance or related termination costs (which shall be addressed by clause (2) of this paragraph (II)(b));

(2) that constitute severance or related termination costs that are or could become due as a result of the termination of such current or former officer, director, employee, consultant or independent contractor of such party at or following the Closing (whether paid prior to the Closing or unpaid as of the Closing) in excess of, together with any amounts added to such party’s Net Cash in accordance with (I)(iii) of the definition of Net Cash, $1,500,000 in the case of the Company and $3,000,000 in the case of Parent;

(3) pursuant to any Employee Benefit Plan maintained by such party, including deferred compensation, accrued but unpaid bonuses and accrued but unpaid vacation or paid time off;

(4) any claims for unpaid salary, bonuses, vacation pay and expense reimbursement obligations or other compensatory amounts, whether accrued or unaccrued, related to the performance of services at any time prior to the Closing; or

(5) the employer portion of any payroll taxes associated with any of the payments set forth in the foregoing clauses (1) - (4)

(collectively, the “Specified Employee Costs”); plus

(c) all of such party’s unpaid Transaction Costs (excluding any Specified Transaction Costs); plus

(d) to the extent not included in the calculation of clause (a) of this paragraph (II), all payables or obligations, whether absolute, contingent or otherwise, related to such party’s lease obligations (net of any rights of such party to receive payments relating to the property subject to such lease obligation pursuant to an arrangement reasonably acceptable in form and substance (including the creditworthiness of the counterparty thereto) to such party, such acceptance not to be unreasonably withheld, conditioned or delayed); plus

(e) to the extent not included in the calculation of clause (a) of this paragraph (II), all payables or obligations, whether absolute, contingent or otherwise, related to such party’s (1) research and development obligations and (2) utilization of laboratory space.

For the avoidance of doubt, notwithstanding anything to the contrary in the definition of “Net Cash”, Net Cash shall exclude the proceeds of the PIPE Investment pursuant to any Subscription Agreement and shall not be reduced by (w) any party’s unpaid Specified Transaction Costs, (x) any payables and obligations related to convertible notes or promissory notes that will convert into Company equity at or prior to the Closing, (y) any non-cash warrant liability or derivative liability or (z) any fees or expenses incurred by the Company or Parent in connection with acquiring a D&O “tail” insurance policy, as may be acquired consistent with Section 6.9(c) of the Agreement, or other expenses of the Company or Parent associated with obtaining or maintaining directors’ and officers’ insurance policies related to the period following the Closing in the ordinary course of business.

“Net Cash Accounting Principles” means (a) to the extent consistent with GAAP, the accounting policies, principles, practices and methodologies used to calculate a given item in such party’s latest financial statements that are audited or reviewed, and (b) if the policies, principles, practices and methodologies described in clause (a) are not consistent with GAAP, GAAP.

“OFAC” means the Office of Foreign Assets Control.

“Owned Company Intellectual Property” means any and all Company Intellectual Property owned or purported to be owned by the Company or its subsidiaries.

“Owned Parent Intellectual Property” means any and all Parent Intellectual Property owned or purported to be owned by Parent or its subsidiaries.

“Parent Acquisition Proposal” means any proposal or offer, whether or not in writing, from any Person, Persons or group (other than Company or any of its respective Affiliates) relating to any transaction or series of related transactions involving (a) any direct or indirect acquisition or purchase from Parent or its subsidiaries, in a single transaction or a series of transactions, of (i) 20% or more (based on the fair market value thereof, as determined by the Parent Board (or any committee thereof) in good faith) of assets (including capital stock of the Parent’s subsidiaries), or by means of any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction to which Parent or its subsidiaries is a party, of Parent and its subsidiaries, taken as a whole or (ii) 20% or more of the outstanding Parent ADSs, (b) any tender offer or exchange offer that, if consummated, would result in any Person, Persons or group owning, directly or indirectly, 20% or more of the outstanding Parent ADSs or (c) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction to which Parent or its subsidiaries is a party pursuant to which (i) any Person, Persons or group (or the stockholders of any such Person(s)) would own, directly or indirectly, 20% or more of the voting securities of Parent or of the surviving entity in a merger involving Parent or the resulting direct or indirect parent of Parent or such surviving entity, or (ii) the owners of outstanding Parent ADSs immediately prior to such transaction would own less than 80% of the voting securities of Parent or of the surviving entity in a merger involving Parent or the resulting direct or indirect parent of Parent or such surviving entity, other than, in each case, the Merger and the PIPE Investments; provided, for the avoidance of doubt, a Parent Licensing Deal shall not constitute a Parent Acquisition Proposal.

“Parent Broker Shares” means the number of Parent Ordinary Shares represented by 121,500 Parent ADSs.

“Parent Expense Reimbursement” means the aggregate amount of all reasonable, documented, out-of-pocket legal fees and expenses incurred or paid by or on behalf of Parent and its Affiliates in connection with the transactions contemplated by this Agreement or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the termination thereof, provided that, in no event shall “Parent Expense Reimbursement” exceed $1,500,000.

“Parent Financial Advisor” means Locust Walk Securities LLC.

“Parent Foreign Plan” means (i) any Parent Plan that is maintained, sponsored or contributed to (or required to be contributed to) primarily for the benefit of any current or former employee, officer, director or other service provider of Parent or any of its subsidiaries or with respect to which Parent or any of its subsidiaries has or could have any liability, contingent or otherwise, who are or were providing services outside the United States and (ii) any plan that would be a Parent Plan except for the fact that it is subject to any Law other than U.S. federal, state or local Law.

“Parent Intervening Event” means a material event or circumstance not known to the Parent Board on the date of this Agreement, which event or circumstance becomes known to the Parent Board prior to the Effective Time; provided, however, that in no event shall the following constitute a Parent Intervening Event: (a) a Parent Acquisition Proposal, (b) any material event or circumstance that was known or reasonably foreseeable to the Parent Board as of the date hereof (or if known or reasonably foreseeable, the consequences of which were not reasonably foreseeable), or (c) changes in the stock price of the Parent ADSs, in and of itself.

“Parent Licensing Deal” means any acquisition or license (other than any non-exclusive and non-material license granted by Parent in the ordinary course of business consistent with past practice) of, or joint venture, partnership, revenue or profit-sharing arrangement, collaboration or other similar transaction with respect to PAS-600 nomacopan for the treatment of Geographic Atrophy (GA),

“Parent Licensing Deal Revenue” means the amount of any upfront cash payment proposed to be paid to Parent in respect of a Parent Licensing Deal pursuant to a bona fide term sheet entered into between Parent and an unaffiliated third party, negotiated on arms’ length terms and without assigning value to any assets or product lines of the Company, which term sheet remains in effect as of the Closing Date and which is reasonably likely to be paid within 120 days following the Closing Date.

“Parent Material Adverse Effect” means any effect, event, occurrence, development or change that has a material adverse effect on the financial condition, assets, liabilities, business or results of operations of Parent and its subsidiaries, taken as a whole; provided, however, that a Parent Material Adverse Effect shall not be deemed to include effects, events, occurrences, developments or changes arising out of, relating to or resulting from: (A) changes or prospective changes generally affecting the economy, financial or securities markets or political, legislative or regulatory conditions, except and only to the extent such changes adversely affect Parent in a disproportionate manner relative to other participants in Parent’s industry; (B) changes or prospective changes in Parent’s industry, except and only to the extent such changes adversely affect Parent in a disproportionate manner relative to other participants in Parent’s industry; (C) any change or prospective change in Law or the interpretation thereof, except and only to the extent such changes adversely affect Parent in a disproportionate manner relative to other participants in Parent’s industry; (D) any change or prospective change in applicable accounting regulations or principles, including GAAP, or the interpretation thereof; (E) acts of war, armed hostility, terrorism, volcanic eruptions, tsunamis, pandemics, earthquakes, floods, storms, hurricanes, tornadoes or other natural disasters, except and only to the extent such acts adversely affect Parent in a disproportionate manner relative to other participants in Parent’s industry; (F) the public announcement by Parent of its proposal to acquire the Company or the execution and delivery of this Agreement (except to the extent such effect, event, occurrence, development or change was the result of a breach of Section 4.4) or the announcement of the Merger, including the impact thereof on contractual or other relationships with suppliers, distributors, partners, employees, lenders, investors, Governmental Authorities, and any Transaction Litigation; (G) any failure by Parent to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings (it being understood and agreed that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Parent Material Adverse Effect); (H) any change or prospective change in the price or trading volume of the Parent ADSs on Nasdaq (it being understood and agreed that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Parent Material Adverse Effect); (I) actions or omissions or required by this Agreement, or the failure to take any action prohibited by this Agreement; (J) changes or prospective changes in Parent’s credit ratings (it being understood and agreed that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Parent Material Adverse Effect); (K) (i) any delay in obtaining or making, or failure to obtain or make, any regulatory approval, clearance or application with respect to any of the Company’s Products or (ii) any results, outcomes or data, adverse events, side effects or safety observations arising from, or any delay in the timing or conduct of, any nonclinical, preclinical or clinical studies, trials or tests related to any of the Company’s Products or (L) changes or prospective changes in interest rates or foreign exchange rates.

“Parent Permitted Liens” means any (i) statutory Liens for Taxes, business improvement district charges, water and sewer charges, assessments and other lienable services and other governmental charges and impositions not yet due or payable or that are being contested in good faith through appropriate proceedings, and in each case, for which adequate reserves have been established, in accordance with GAAP, on the consolidated financial statements included in the most recent Parent SEC Documents, (ii) statutory Liens arising out of operation of Law, including carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens incurred in the ordinary course of business, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) with respect to real property leased by Parent (“Parent Leased Real Property”), (1) all matters, whether or not of record, that arise out of the actions of the Company or its agents, representatives or contractors, (2) all easements, covenants, rights-of-way, restrictions and other encumbrances affecting any Parent Leased Real Property, (3) all Liens and other matters disclosed, or in any title commitment, report, listing or policy, or in any survey or survey update relating to the Parent Leased Real Property, in each case to the extent publicly available or made available by Parent to the Company (including those relating to physical condition or variations in location or dimension), and (4) any and all Laws affecting the Parent Leased Real Property (including any Laws relating to zoning, building and the use, occupancy, subdivision or improvement of the Parent Leased Real Property); provided that such matters described in clauses (1) through (4) do not prohibit or materially impair the current use and operation of the Parent Leased Real Property subject thereto in the business of Parent, (v) statutory landlords’ Liens and Liens granted to landlords under any lease or sublease, (vi) any Liens created pursuant to or in connection with this Agreement or disclosed in the Parent Disclosure Letter, (vii) Liens approved in writing by the Company and (viii) Liens that, individually or in the aggregate, do not materially impair the current use and operation of the assets to which they relate

“Parent Plan” means each Employee Benefit Plan that is sponsored, maintained, or contributed (or required to be contributed) to by Parent or any of its subsidiaries for the benefit of current or former employees, officers, directors or other service providers of Parent or any of its subsidiaries or with respect to which Parent or any of its subsidiaries has any liability, contingent or otherwise.

“Parent Superior Proposal” means (i) a Parent Acquisition Proposal (except that (percentages in the definition of Parent Acquisition Proposal shall be deemed to be 50%) made by any Person on terms that the Parent Board (or any committee thereof) determines in good faith, after consultation with Parent’s outside financial advisors and outside legal counsel, and considering such factors as the Parent Board (or any committee thereof) considers to be appropriate (including conditionality, timing, likelihood of consummation of such proposal and consideration per share), that is reasonably likely to be consummated in accordance with its terms, and, if consummated, would result in a transaction that is more favorable to Parent Shareholders than the Merger (including taking into account any applicable Termination Fee of Parent) or (ii) a Parent Licensing Deal if and only if Parent has complied with Section 5.4 (ignoring clause (B) of the last sentence of Section 5.4(a)) with respect to such Parent Licensing Deal as if a Parent Licensing Deal were included within the definition of Parent Acquisition Proposal.

“Parent Warrant” means each warrant to purchase capital stock of Parent.

“Patents” means patents, registrations, invention disclosures, and patent applications, including divisionals, provisionals, continuations, continuations-in-part, renewals, supplementary protection certificates, extensions, reissues and reexaminations thereof, and all patents that may issue on such applications.

“Permits” means all approvals, authorizations, certificates, consents, licenses, orders and permits and other similar authorizations of all Governmental Authorities and all other Persons.

“Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“Products” means any product that the Company or Parent or any of their respective subsidiaries, as applicable, has manufactured, distributed, marketed or sold, or is manufacturing, distributing, marketing or selling and any products currently under preclinical or clinical development by the Company or Parent, as applicable.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching, migration, or other movement or presence in, into or through the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata) or at or from any property.

“Representative” means any officers, directors, investment bankers, attorneys, accountants and other advisors, agents and representatives of a party.

“Restricted Market” means any of the Crimea, so-called Donetsk People’s Republic and so-called Luhansk People’s Republic regions of Ukraine, Russia, Cuba, Iran, Venezuela, North Korea and Syria.

“Restricted Party” means any Person that is the target of sanctions, including (a) any Person listed in any sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom, the Federal Department of Finance of Switzerland or such similar Governmental Authority of any European Union member state or (b) any Person located, organized or resident in a Restricted Market.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, including its rules and regulations.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means any (a) computer programs, including all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) technical databases and compilations, including all technical data and collections of data, whether machine readable or otherwise, including program files, data files, computer-related data, field and technical data definitions and relationships, data definition specifications, data models, program and system logic, interfaces, program modules, routines, sub-routines, algorithms, program architecture, design concepts, system designs, program structure, sequence and organization, screen displays and report layouts, (c) descriptions, flow charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (d) all documentation including user manuals and other training documentation related to any of the foregoing, and any improvements, updates, upgrades or derivative works of any of the foregoing.

“Specified Transaction Costs” means the aggregate amount of all legal fees, expenses and disbursements incurred by such party in respect of legal counsel in connection with the negotiation, execution and performance of this Agreement, the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby.

“subsidiary” of any specified Person means any other Person of which such first Person owns (either directly or indirectly through one or more other subsidiaries) a majority of the outstanding equity securities or securities carrying a majority of the voting power in the election of the board of directors or other governing body of such Person, and with respect to which entity such first Person is not otherwise prohibited contractually or by other legally binding authority from exercising control.

“Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value-added, occupancy and other taxes, governmental charges, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

“Tax Sharing Agreements” means all agreements binding a party or any of its subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries and any commercially reasonable indemnity, sharing or similar agreements or arrangements where the inclusion of a Tax indemnification or allocation provision is customary or incidental to an agreement the primary nature of which is not Tax sharing or indemnification).

“Termination Fee” means an amount equal to $300,000.

“third party” means any Person, including as defined in Section 13(d) of the Exchange Act, other than Parent or any of its Affiliates or the Company and any of its Affiliates, and the representatives of such Person.

“Trade Secrets” means trade secrets and any other confidential information, including ideas, research and development, know-how, formulations of products, proprietary biologic and chemical materials, drawings, prototypes, models, designs, manufacturing, production and other processes and techniques, schematics, engineering, production and other designs, business methods, customer lists and supplier lists.

“Trademarks” means trademarks, service marks, corporate names, trade names, brand names, product names, logos, slogans, trade dress and other indicia of source or origin, any applications and registrations for any of the foregoing and all renewals and extensions thereof, and all goodwill associated therewith and symbolized thereby.

“Transaction Costs” means, with respect to any party, the aggregate amount of all out-of-pocket fees and expenses, incurred by such party and its subsidiaries relating to the negotiation, preparation or execution of this Agreement or any documents or agreements contemplated hereby or the performance or consummation of the transactions contemplated hereby, which shall include (a) any fees and expenses associated with obtaining necessary or appropriate waivers, consents or approvals of any Governmental Authority on behalf of such party or its subsidiaries; (b) any fees or expenses associated with obtaining the release and termination of any Lien; (c) all brokers’ or finders’ fees; and (d) fees and expenses of counsel, advisors, consultants, investment bankers, accountants, auditors and experts.

“Treasury Regulations” means the regulations promulgated under the Code.

10.2 Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Annexes and Exhibits are to Sections, Annexes and Exhibits of this Agreement unless otherwise specified. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to “made available” (or similar words of import) in respect of information made available by the Company or Parent mean any information made available to Parent or the Company, as applicable, and their respective Affiliates or Representatives, as applicable (including any information made available prior to the date hereof in the virtual data room maintained by the Company or Parent, as applicable, or in writing with respect to materials specifically references in the Company Disclosure Letter and the Parent Disclosure Letter). References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. All references to “dollars” or “$” are to United States dollars. This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisors and, accordingly, it is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the others.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger under seal as of the date first stated above.

AKARI THERAPEUTICS, PLC

By:	/s/ Rachelle Jacques
Name: Rachelle Jacques
Title: Chief Executive Officer

PEGASUS MERGER SUB, INC.

By:	/s/ Rachelle Jacques
Name: Rachelle Jacques
Title: Chief Executive Officer

PEAK BIO, INC.

By:	/s/ Hoyoung Huh
Name: Hoyoung Huh
Title: Authorized Signatory

[Signature Page to Agreement and Plan of Merger]

ANNEX B – AKARI VOTING AGREEMENT

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”) is made and entered into as of [●], 2024 (the “Agreement Date”), by and among Peak Bio, Inc. (the “Company”), a Delaware corporation and [SHAREHOLDER] (the “Shareholder”). Each of the Company and the Shareholder are sometimes referred to as a “Party” and collectively as the “Parties”. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

A. Concurrently with the execution and delivery of this Agreement, Akari Therapeutics, Plc, a public company limited by shares incorporated in England and Wales (“Parent”), the Company and Pegasus Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent, are entering into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) in substantially the form attached hereto as Exhibit B.

B. As of the Agreement Date, the Shareholder is the record and/or “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of the Parent Ordinary Shares or Parent ADSs, as applicable, described on Exhibit A (the “Owned Shares”, and together with any additional Parent Ordinary Shares or Parent ADSs that the Shareholder may acquire record and/or beneficial ownership of (including through the exercise of any Parent Options or Parent Warrants or vesting of Parent RSUs) after the Agreement Date and prior to the Expiration Time, the “Covered Shares”).

C. As an inducement to the willingness of the Company to enter into the Merger Agreement, the Company has required that the Shareholder enter into this Agreement with respect to the Covered Shares, and the Shareholder desires to enter into this Agreement to induce the Company to enter into the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Agreement to Vote the Covered Shares; Appointment of Proxy

1.1. Agreement to Vote. Until the earliest to occur of (a) the Effective Time, (b) receipt of the Parent Shareholder Approval, and (c) such date and time as the Merger Agreement is validly terminated pursuant to Section 8 thereof (as applicable, the “Expiration Time”), at every meeting of the Parent Shareholders, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the Parent Shareholders, at or in which the approval of the authorization of the Parent Board to issue and allot all Parent Ordinary Shares, which shall be represented by Parent ADSs, to be issued in connection with the Merger (the “Issuance”) is to be voted on (and at every adjournment or postponement thereof), the Shareholder shall (i) if a holder of Parent Ordinary Shares, vote (including via proxy) all of the Shareholder’s Covered Shares in accordance with the Parent Recommendation, on or before 48 hours prior to any meeting of Parent Shareholders, and (ii) if a holder of Parent ADSs, instruct the registered holder/depositary to vote all of the Shareholder’s Covered Shares in accordance with the Parent Recommendation and in accordance with the voting procedures of the Parent ADSs applicable to any general meeting of Parent Shareholders on or before the fifth (5th) business day prior to any meeting of Parent Shareholders or such other period as may be required by the depositary for the Parent ADSs. Until the Expiration Time, the Shareholder agrees that the Shareholder will not in the Shareholder’s capacity as a shareholder of Parent bring, commence, institute, maintain, prosecute or voluntarily aid any Action, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Shareholder, either alone or together with the other shareholder voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Parent Board, breaches any fiduciary duty of the Parent Board or any member thereof.

1.2. Forms and Power of Attorney. The Shareholder agrees to duly complete forms of proxy and, in respect of Parent ADSs, the relevant voting forms in accordance with the rules applicable to the Parent ADSs in respect of all of his, her or its Covered Shares, and any other required documents in connection therewith, and cause same to be validly delivered in accordance with (and indicating that all Covered Shares are voted in accordance with) the Parent Recommendation at the Parent Shareholders Meeting and will not withdraw the forms of proxy or other documentation except as expressly otherwise provided in this Agreement. The obligations of the Shareholder specified in Section 1.1 and Section 1.2 herein shall apply whether or not the transactions contemplated by the Merger Agreement, including the Merger, or any other action described above are recommended by the Parent Board. The Shareholder irrevocably and by way of security for its obligations hereunder appoints any director of Parent to be its attorney in its name and on its behalf to take effect on the dispatch of the Proxy Statement/Prospectus and only then if such Shareholder has failed to comply with its obligations under Section 1.1 or Section 1.2 of this Agreement, with full power and authority to sign, execute and deliver a form of proxy, form of instruction to the depositary of the Parent ADSs and/or such other documents and to do all such acts and things as may be necessary for or incidental to the performance of their obligations under this Agreement.

1.3. Quorum. Until the Expiration Time, at every meeting of the Parent Shareholders (and at every adjournment or postponement thereof), the Shareholder shall be represented in person or by proxy at such meeting (or cause the holders of record on any applicable record date to be represented in person or by proxy at such meeting) in order for the Covered Shares to be counted as present for purposes of establishing a quorum.

2. Representations and Warranties of the Shareholder. The Shareholder hereby severally, and not jointly or jointly and severally, represents and warrants as follows:

2.1. Incorporation; Authorization. If the Shareholder is a corporation, other legal entity, or otherwise not a natural person, the Shareholder is duly organized and validly existing under the laws of the jurisdiction of its incorporation, formation or organization. The Shareholder has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of its obligations under this Agreement. This Agreement has been duly executed and delivered by the Shareholder and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, except that such enforceability (a) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (b) is subject to general principles of equity, whether considered in a proceeding at Law or in equity.

2.2. Ownership of Subject Securities. The Shareholder is, and, subject to any transfer permitted pursuant to Section 4.1, will be continuously up until the Effective Time, the direct or indirect beneficial owner of the Owned Shares set out opposite such Shareholder’s name in Exhibit A, with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever. The Shareholder does not own or have any interest in any securities of Parent other than the Owned Shares set forth opposite such Shareholder’s name on Exhibit A hereto. The Shareholder is not a party to, bound or affected by or subject to, any charter or by-law, contract, agreement provision, statute, regulation, judgment, order, decree or law which would be violated, contravened, breached by, or under which any default would occur as a result of, the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement.

2.3. Consents. No consents or approvals of, or filings with, any Governmental Authority are necessary for the execution and delivery of this Agreement by the Shareholder and the consummation by the Shareholder of the transactions contemplated hereby in connection with (a) the execution and delivery by the Shareholder and enforcement against the Shareholder of this Agreement, or (b) the consummation of any transactions by the Shareholder provided for herein.

2.4. No Conflicts. Neither the execution and delivery of this Agreement by the Shareholder nor compliance by the Shareholder with any provision of this Agreement (a) conflicts with or violates any organizational documents of the Shareholder, (b) violates any order, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any Governmental Authority or any Law applicable to the Shareholder or (c) violates, breaches, results in the loss of any benefit under, conflicts with any provisions of, or constitutes a default (or an event which, with the notice or lapse of time, or both, would constitute a default) under, or results in the termination of or a right of termination or cancellation under any contract to which the Shareholder is bound.

2.5. Legal Proceedings. There are no material complaints, claim, action, charge, suit, arbitration, mediation, investigation or proceeding pending or threatened against the Shareholder, or any of the Owned Shares of the Shareholder, and there are no material outstanding judgments, writs, injunctions, decrees or orders of any Governmental Authority against or binding on the Shareholder, or any of the Owned Shares of the Shareholder, in each case, that would reasonably be expected to materially impair the ability of the Shareholder to perform its obligations under this Agreement.

2.6. No Commitment. None of the Owned Shares held by the Shareholder is the subject of any commitment, undertaking or agreement, the terms of which would affect in any way the ability of the Shareholder to perform the Shareholder’s obligations with respect to such Owned Shares as set out in this Agreement.

2.7. No Finder’s Fees. No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with this Agreement based upon arrangements made by or on behalf of the Shareholder in his or her capacity as such.

2.8. Reliance by the Company. The Shareholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement.

3. Representations and Warranties of the Company. The Company hereby represents and warrants to the Shareholder as follows:

3.1. Incorporation; Authorization. The Company is a corporation duly organized and validly existing under the laws of the State of Delaware. The Company has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of its obligations under this Agreement. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (a) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (b) is subject to general principles of equity, whether considered in a proceeding at Law or in equity.

3.2. No Conflicts. Neither the execution and delivery of this Agreement by the Company nor compliance by the Company with any provision of this Agreement shall (a) conflict with or violate the certificate of incorporation, by-laws or other charter documents of the Company, (b) violate any order, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any Governmental Authority or any Law applicable to the Company or (c) violate, breach, result in the loss of any benefit under, conflict with any provisions of, or constitute a default (or an event which, with the notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under any contract to which the Company is bound.

3.3. Legal Proceedings. There are no material complaints, claim, action, charge, suit, arbitration, mediation, investigation or proceeding pending or threatened against the Company, or any securities of the Company, and there are no material outstanding judgments, writs, injunctions, decrees or orders of any Governmental Authority against or binding on the Company, or any securities of the Company, in each case, that would reasonably be expected to materially impair the ability of the Company to perform its obligations under this Agreement.

4. Miscellaneous.

4.1. No Transfer of Covered Shares. Prior to the Expiration Time, the Shareholder agrees not to, directly or indirectly, (i) sell, transfer, pledge, encumber, assign, hedge, swap, convert or otherwise dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by operation of law or otherwise), either voluntarily or involuntarily, offer to transfer or consent to any transfer or enter into any contract, option or other agreement or understanding with respect to the transfer of any or all of the interest in such Shareholder’s Covered Shares, or (ii) take any action or agree or commit to take any action that would make any representation or warranty of such Shareholder contained in this Agreement untrue or incorrect or have the effect of preventing or materially delaying the Shareholder from performing its obligations under this Agreement; provided, however, that nothing in this Section 4.1 shall prohibit a transfer of Covered Shares (w) with the prior written consent of the Company, (x) to any member of the Shareholder’s immediate family, or to a trust for the benefit of the Shareholder or any member of the Shareholder’s immediate family, or otherwise for estate planning purposes, (y) by will or under the laws of intestacy upon the death of the Shareholder, (z) pursuant to a qualified domestic order, (aa) to any charitable organization or (bb) any Shareholder that is an entity may transfer Covered Shares to any Affiliate of such Shareholder or to one or more partners or members of such Shareholder; provided, further, that a transfer referred to in the foregoing clauses of this sentence shall be permitted only if the transferee agrees in a written document, reasonably satisfactory in form and substance to the Company, to be bound by all of the terms of this Agreement.

4.2. Non-Solicitation. From and after the date hereof until the Expiration Time, the Shareholder will not, and will not permit any entity under such Shareholder’s control to, take any action that Parent is prohibited from taking pursuant to Section 5.4 of the Merger Agreement.

4.3. Further Assurances. From time to time, at the Company’s request and without further consideration, the Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement and the Merger Agreement.

4.4. Termination. This Agreement shall automatically terminate without further action by any of the Parties hereto and shall have no further force or effect as of the Expiration Time, provided that Section 4.7 shall continue until the earlier of the Effective Time and the valid termination of the Merger Agreement.

4.5. Capacity as a Shareholder. Notwithstanding anything in this Agreement to the contrary, the Shareholder signs this Agreement solely in the Shareholder’s capacity as a shareholder of Parent, and not in any other capacity (including, if applicable, in such Shareholder’s capacity as a director or officer of Parent) and this Agreement shall not limit or otherwise affect the actions or inactions of any Affiliate, representative or designee of the Shareholder or any of its Affiliates in his or her capacity, if applicable, as an officer or director of any other person. Nothing herein shall in any way restrict a Shareholder that is a director or officer of Parent in the taking of any actions (or failure to act) in his or her capacity as a director or officer of Parent if such action (or failure to act) would reasonably be expected to be inconsistent with the exercise of his or her fiduciary duties as a director or officer of Parent.

4.6. Certain Adjustments. In the event of a stock split, stock dividend or distribution, or any change in the Parent Ordinary Shares or Parent ADSs by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Parent Ordinary Shares”, “Parent ADSs”, “Covered Shares”, and “Owned Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4.7. Other Miscellaneous Provisions. The following provisions of the Merger Agreement shall apply mutatis mutandis to this Agreement: Section 8.5 (Amendment), Section 9.2 (Notices), Section 9.4 (Governing Law), Section 9.6 (Counterparts and Signature), Section 9.9 (Enforcement) and Section 9.11 (Waiver of Jury Trial).

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered on the date and year first above written.

PEAK BIO, INC.

By:
Name:
Title:

[SHAREHOLDER]

ANNEX C – PEAK BIO VOTING AGREEMENT

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”) is made and entered into as of [●], 2024 (the “Agreement Date”), by and among Akari Therapeutics, Plc, a public company limited by shares incorporated in England and Wales (“Parent”), and [Stockholder] (the “Stockholder”). Each of Parent and the Stockholder are sometimes referred to as a “Party” and collectively as the “Parties”. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

A. Concurrently with the execution and delivery of this Agreement, Parent, Peak Bio, Inc., a Delaware corporation (the “Company”) and Pegasus Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent, are entering into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) in substantially the form attached hereto as Exhibit B.

B. As of the Agreement Date, the Stockholder is the record and/or “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of the Company Common Stock, described on Exhibit A (the “Owned Shares”, and together with any additional Company Common Stock that the Stockholder may acquire record and/or beneficial ownership of (including through the exercise of any Company Options or Company Warrants) after the Agreement Date and prior to the Expiration Time, the “Covered Shares”).

C. As an inducement to the willingness of the Parent to enter into the Merger Agreement, the Parent has required that the Stockholder enter into this Agreement with respect to the Covered Shares, and the Stockholder desires to enter into this Agreement to induce the Parent to enter into the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Agreement to Vote the Covered Shares; Appointment of Proxy

1.1. Agreement to Vote. Until the earliest to occur of (a) the Effective Time, (b) receipt of the Company Stockholder Approval, and (c) such date and time as the Merger Agreement is validly terminated pursuant to Section 8 thereof (as applicable, the “Expiration Time”), at every meeting of the Company’s stockholders, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the Company’s stockholders, at which the approval of the Merger Agreement or the Merger is to be voted on (and at every adjournment or postponement thereof), the Stockholder shall vote (including via proxy) on or before the fifth (5th) business day prior to any meeting of Company’s stockholders, all of the Stockholder’s Covered Shares in accordance with the Company Recommendation. Until the Expiration Time, the Stockholder agrees that the Stockholder will not in the Stockholder’s capacity as a stockholder of the Company bring, commence, institute, maintain, prosecute or voluntarily aid any Action, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder, either alone or together with the other stockholder voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Company Board, breaches any fiduciary duty of the Company Board or any member thereof.

1.2. Forms and Power of Attorney. The Stockholder agrees to duly complete forms of proxy in respect of all of his, her or its Covered Shares, and any other required documents in connection therewith, and cause same to be validly delivered in accordance with (and indicating that all Covered Shares are voted in accordance with) the Company Recommendation at the Company Stockholders Meeting and will not withdraw the forms of proxy or other documentation except as expressly otherwise provided in this Agreement. The obligations of the Stockholder specified in Section 1.1 and Section 1.2 herein shall apply whether or not the transactions contemplated by the Merger Agreement, including the Merger, or any other action described above are recommended by the Company Board. The Stockholder irrevocably and by way of security for its obligations hereunder appoints any director of the Company to be its attorney in its name and on its behalf to take effect on the dispatch of the Proxy Statement/Prospectus and only then if such Stockholder has failed to comply with its obligations under Section 1.1 or Section 1.2 of this Agreement, with full power and authority to sign, execute and deliver a form of proxy and/or such other documents and to do all such acts and things as may be necessary for or incidental to the performance of their obligations under this Agreement.

1.3. Quorum. Until the Expiration Time, at every meeting of the Company’s stockholders (and at every adjournment or postponement thereof), the Stockholder shall be represented in person or by proxy at such meeting (or cause the holders of record on any applicable record date to be represented in person or by proxy at such meeting) in order for the Covered Shares to be counted as present for purposes of establishing a quorum.

2. Representations and Warranties of the Stockholder. The Stockholder hereby severally, and not jointly or jointly and severally, represents and warrants as follows:

2.1. Incorporation; Authorization. If the Stockholder is a corporation, other legal entity, or otherwise not a natural person, the Stockholder is duly organized and validly existing under the laws of the jurisdiction of its incorporation, formation or organization. The Stockholder has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of its obligations under this Agreement. This Agreement has been duly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except that such enforceability (a) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (b) is subject to general principles of equity, whether considered in a proceeding at Law or in equity.

2.2. Ownership of Subject Securities. The Stockholder is, and, subject to any transfer permitted pursuant to Section 4.1, will be continuously up until the Effective Time, the direct or indirect beneficial owner of the Owned Shares set out opposite such Stockholder’s name in Exhibit A, with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever. The Stockholder does not own or have any interest in any securities of the Company other than the Owned Shares set forth opposite such Stockholder’s name on Exhibit A hereto. The Stockholder is not a party to, bound or affected by or subject to, any charter or by-law, contract, agreement provision, statute, regulation, judgment, order, decree or law which would be violated, contravened, breached by, or under which any default would occur as a result of, the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement.

2.3. Consents. No consents or approvals of, or filings with, any Governmental Authority are necessary for the execution and delivery of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby in connection with (a) the execution and delivery by the Stockholder and enforcement against the Stockholder of this Agreement, or (b) the consummation of any transactions by the Stockholder provided for herein.

2.4. No Conflicts. Neither the execution and delivery of this Agreement by the Stockholder nor compliance by the Stockholder with any provision of this Agreement (a) conflicts with or violates any organizational documents of the Stockholder, (b) violates any order, injunction, judgment, decree or ruling

(whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any Governmental Authority or any Law applicable to the Stockholder or (c) violates, breaches, results in the loss of any benefit under, conflicts with any provisions of, or constitutes a default (or an event which, with the notice or lapse of time, or both, would constitute a default) under, or results in the termination of or a right of termination or cancellation under any contract to which the Stockholder is bound.

2.5. Legal Proceedings. There are no material complaints, claim, action, charge, suit, arbitration, mediation, investigation or proceeding pending or threatened against the Stockholder, or any of the Owned Shares of the Stockholder, and there are no material outstanding judgments, writs, injunctions, decrees or orders of any Governmental Authority against or binding on the Stockholder, or any of the Owned Shares of the Stockholder, in each case, that would reasonably be expected to materially impair the ability of the Stockholder to perform its obligations under this Agreement.

2.6. No Commitment. None of the Owned Shares held by the Stockholder is the subject of any commitment, undertaking or agreement, the terms of which would affect in any way the ability of the Stockholder to perform the Stockholder’s obligations with respect to such Owned Shares as set out in this Agreement.

2.7. No Finder’s Fees. No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with this Agreement based upon arrangements made by or on behalf of the Stockholder in his or her capacity as such.

2.8. Reliance by the Company. The Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement.

3. Representations and Warranties of the Parent. Parent hereby represents and warrants to the Stockholder as follows:

3.1. Incorporation; Authorization. Parent is a public company limited by shares duly organized and validly existing under the laws of England and Wales. Parent has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of its obligations under this Agreement. This Agreement has been duly executed and delivered by Parent and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except that such enforceability (a) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (b) is subject to general principles of equity, whether considered in a proceeding at Law or in equity.

3.2. No Conflicts. Neither the execution and delivery of this Agreement by Parent nor compliance by Parent with any provision of this Agreement shall (a) conflict with or violate the certificate of incorporation, by-laws or other charter documents of Parent, (b) violate any order, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any Governmental Authority or any Law applicable to Parent or (c) violate, breach, result in the loss of any benefit under, conflict with any provisions of, or constitute a default (or an event which, with the notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under any contract to which Parent is bound.

3.3. Legal Proceedings. There are no material complaints, claim, action, charge, suit, arbitration, mediation, investigation or proceeding pending or threatened against Parent, or any securities of Parent, and there are no material outstanding judgments, writs, injunctions, decrees or orders of any Governmental Authority against or binding on Parent, or any securities of Parent, in each case, that would reasonably be expected to materially impair the ability of Parent to perform its obligations under this Agreement.

4. Miscellaneous.

4.1. No Transfer of Covered Shares. Prior to the Expiration Time, the Stockholder agrees not to, directly or indirectly, (i) sell, transfer, pledge, encumber, assign, hedge, swap, convert or otherwise dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by operation of law or otherwise), either voluntarily or involuntarily, offer to transfer or consent to any transfer or enter into any contract, option or other agreement or understanding with respect to the transfer of any or all of the interest in such Stockholder’s Covered Shares, or (ii) take any action or agree or commit to take any action that would make any representation or warranty of such Stockholder contained in this Agreement untrue or incorrect or have the effect of preventing or materially delaying the Stockholder from performing its obligations under this Agreement; provided, however, that nothing in this Section 4.1 shall prohibit a transfer of Covered Shares (w) with the prior written consent of Parent, (x) to any member of the Stockholder’s immediate family, or to a trust for the benefit of the Stockholder or any member of the Stockholder’s immediate family, or otherwise for estate planning purposes, (y) by will or under the laws of intestacy upon the death of the Stockholder, (z) pursuant to a qualified domestic order, (aa) to any charitable organization or (bb) any Stockholder that is an entity may transfer Covered Shares to any Affiliate of such Stockholder or to one or more partners or members of such Stockholder; provided, further, that a transfer referred to in the foregoing clauses of this sentence shall be permitted only if the transferee agrees in a written document, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement.

4.2. Non-Solicitation. From and after the date hereof until the Expiration Time, the Stockholder will not, and will not permit any entity under such Stockholder’s control to, take any action the Company is prohibited from taking pursuant to Section 5.3 of the Merger Agreement.

4.3. Further Assurances. From time to time, at Parent’s request and without further consideration, the Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement and the Merger Agreement.

4.4. Termination. This Agreement shall automatically terminate without further action by any of the Parties hereto and shall have no further force or effect as of the Expiration Time, provided that Section 4.7 shall continue until the earlier of the Effective Time and the valid termination of the Merger Agreement.

4.5. Capacity as a Stockholder. Notwithstanding anything in this Agreement to the contrary, the Stockholder signs this Agreement solely in the Stockholder’s capacity as a stockholder of the Company, and not in any other capacity (including, if applicable, in such Stockholder’s capacity as a director or officer of the Company) and this Agreement shall not limit or otherwise affect the actions or inactions of any Affiliate, representative or designee of the Stockholder or any of its Affiliates in his or her capacity, if applicable, as an officer or director of any other person. Nothing herein shall in any way restrict a Stockholder that is a director or officer of the Company in the taking of any actions (or failure to act) in his or her capacity as a director or officer of the Company if such action (or failure to act) would reasonably be expected to be inconsistent with the exercise of his or her fiduciary duties as a director or officer of the Company.

4.6. Certain Adjustments. In the event of a stock split, stock dividend or distribution, or any change in the Company Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Company Common Stock”, “Covered Shares”, and “Owned Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4.7. Other Miscellaneous Provisions. The following provisions of the Merger Agreement shall apply mutatis mutandis to this Agreement: Section 8.5 (Amendment), Section 9.2 (Notices), Section 9.4 (Governing

Law), Section 9.6 (Counterparts and Signature), Section 9.9 (Enforcement) and Section 9.11 (Waiver of Jury Trial).

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered on the date and year first above written.

AKARI THERAPEUTICS, PLC

By:
Name:
Title:

[STOCKHOLDER]

ANNEX D – OPINION OF AKARI’S FINANCIAL ADVISOR

March 3, 2024

Board of Directors

Akari Therapeutics, plc

75/76 Wimpole Street

London W1G 9RT

United Kingdom

Ladies and Gentlemen:

We understand that Akari Therapeutics, plc, a public company limited by shares incorporated in England and Wales (the “Parent”), proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”) among Parent, Pegasus Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Peak Bio, Inc., a Delaware corporation (the “Company”), pursuant to which, among other things, the Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”). Pursuant to the Merger, each issued and outstanding share of Company Common Stock (other than shares held by the Company as treasury stock and any shares of Company Common Stock owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent, which will be cancelled, and other than Dissenting Shares) will be converted into the right to receive Parent ADSs representing a number of Parent Ordinary Shares equal to the Exchange Ratio (the “Per Share Merger Consideration”). Under certain circumstances described in the Merger Agreement, each share of Company Common Stock also may be entitled to receive the Additional Per Share Merger Consideration. At Parent’s instruction, our opinion excludes the Additional Per Share Merger Consideration. In the Merger Agreement, Parent and the Company propose to use their respective commercially reasonable efforts to consummate the PIPE Investment immediately prior to the Closing of the Merger involving the issuance of Parent Ordinary Shares and/or Parent ADSs resulting in net proceeds of at least $10.0 million and consummation of the PIPE Investment is a condition precedent to the Merger. At Parent’s instruction, our opinion assumes that the PIPE Investment will be consummated in accordance with the terms of the Merger Agreement but excludes any consideration of the terms of the PIPE Investment or the impact of such terms on the pro forma ownership of Parent. The proposed terms and conditions of the Merger are more fully set forth in the Merger Agreement. Capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Merger Agreement.

In your capacity as members of the Board of Directors of Parent (the “Board of Directors”), you have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to the holders of Parent Ordinary Shares (including holders of Parent ADSs) of the Per Share Merger Consideration pursuant to the Merger Agreement. In arriving at our opinion, we have, among other things:

1.	reviewed a draft, dated February 29, 2024, of the Merger Agreement (the “Draft Merger Agreement”);

2.	reviewed and analyzed certain publicly available business and financial information relating to Parent and the Company;

3.

reviewed and analyzed certain historical financial information and other data relating to Parent that were provided to us by the management of Parent, approved for our use by Parent, and not publicly available;

4.	conducted discussions with members of the senior management of Parent concerning the business, operations, historical financial results, and financial prospects of the Company and Parent;

5.	reviewed current and historical market prices of the Company Common Stock and Parent ADSs;

6.	reviewed and analyzed certain operating results for each of the Company and Parent and the reported price and trading histories of certain comparable publicly traded companies that we deemed relevant;

7.

reviewed and analyzed certain financial terms of the Merger Agreement as compared to the publicly available financial terms of certain selected comparable business combinations that we deemed relevant; and

8.	conducted such other financial studies, analyses and investigations, and considered such other information and such other factors, as we deemed relevant for the purposes of rendering our opinion.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to, discussed with, or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Parent, or any of their respective subsidiaries, nor have we been furnished with any such evaluation or appraisal. To the extent that the information reviewed by us includes estimates and forecasts of future performance prepared by or reviewed with management of Parent or the Company, as applicable, we have assumed, with your consent, that such estimates and forecasts have been reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of the management of the Company and Parent, as applicable. We express no opinion with respect to such estimates and forecasts. We have also assumed that the Merger will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company and Parent. This opinion does not address any legal, regulatory, taxation, or accounting matters, as to which we understand that you have obtained such advice as you deemed necessary from qualified professionals, and we have assumed the accuracy and veracity of all assessments made by such advisors to the Parent with respect to such matters. Our opinion is necessarily based on economic, monetary, market, and other conditions as in effect on, and the information available to us as of, the date hereof and our opinion speaks only as of the date hereof.

Our opinion does not address Parent’s underlying business decision to enter into the Merger Agreement or to effect the Merger, the relative merits of the Merger as compared to other business strategies or transactions that might be available to Parent, or whether the Per Share Merger Consideration represents the best price obtainable. In connection with our engagement, we were not requested to, and did not, solicit interest from other parties with respect to an acquisition of, or other business combination with, Parent or any other alternative transaction. We also express no view as to, and our opinion does not address, the solvency of Parent or any other entity under any state, federal, or other laws relating to bankruptcy, insolvency, or similar matters.

This opinion addresses only the fairness from a financial point of view, as of the date hereof, to the holders of Parent Ordinary Shares (including holders of Parent ADSs) of the Per Share Merger Consideration. We have not been asked to, nor do we, offer any opinion as to the terms, other than the Per Share Merger Consideration to the extent expressly specified herein, of the Merger Agreement or any related documents or the form of the Merger or any related transaction (including any agreement or transaction between the Company or Parent), including the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company, Parent, or any of their respective affiliates. We have not been asked to, nor do we, offer any opinion with respect to any ongoing obligations of the Company, Parent, or any of their respective affiliates (including any obligations with respect to governance or otherwise) contained in any agreement related to the Merger or under applicable law, or the fair market value of the Company, Parent, the Company Common Stock, or the Parent Ordinary Shares and/or Parent ADSs. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors, or employees of any parties to the Merger, or any class of such persons, whether relative to the Per Share Merger Consideration or otherwise. We express no opinion as to what the value of the Parent

Ordinary Shares or Parent ADSs will be when issued pursuant to the Merger or the prices at which the Company Common Stock or Parent Ordinary Shares and Parent ADSs will trade at any time.

In rendering this opinion, we have assumed, with your consent, that except as would not be in any way meaningful to our analysis: (i) the final executed form of the Merger Agreement will not differ from the Draft Merger Agreement, (ii) the representations and warranties of the parties to the Merger Agreement and any related transaction documents, are true and correct, (iii) the parties to the Merger Agreement and the related transaction documents, will comply with and perform all covenants and agreements required to be complied with or performed by such parties under the Merger Agreement and the related transaction documents, and (iv) the Merger will be consummated in accordance with the terms of the Merger Agreement and the related transaction documents, without any waiver or amendment of any term or condition thereof. We have also assumed, with your consent, that all governmental, regulatory, or other third-party consents and approvals necessary for the consummation of the Transaction or otherwise contemplated by the Merger Agreement will be obtained without any adverse effect on the Company, Parent, or on the expected benefits of the Merger in any way meaningful to our analysis. For purposes of our opinion, you have instructed us to assume, and we have so assumed without independent verification, that the Exchange Ratio determined pursuant to the Merger Agreement will be 0.2644 of a Parent Ordinary Share for each share of Company Common Stock being converted in the Merger.

This opinion is provided for the information and assistance of the Board of Directors (in its capacity as such) in connection with, and for the purpose of, its consideration of the financial terms of the Merger, and does not constitute a recommendation to the Board of Directors as to whether or not to approve the Merger or to any other person as to how to vote with respect to the Merger or to take any other action with connection with the Merger or otherwise.

We have been engaged by Parent to provide a fairness opinion to the Board of Directors in connection with its consideration of the financial terms of the Merger. We will receive a fee for our services, which is not contingent upon the successful completion of the Merger or the conclusion reached in this opinion. Parent has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In the past two years, except as described above, neither we nor any of our affiliates have provided any investment banking services to Parent, the Company, or their respective affiliates, for which we or our affiliates received compensation. We and our affiliates may in the future seek to provide such services to Parent, the Company, and their respective affiliates and expect to receive fees for the rendering of these services. In the ordinary course of business, certain of our employees and affiliates, or entities in which they have invested, may hold or trade, for their own accounts and the accounts of their investors, securities of Parent and the Company and, accordingly, may at any time hold a long or short position in such securities.

The issuance of this opinion was approved by our fairness opinion committee.

Based upon and subject to the foregoing, including the various assumption and limitations set forth herein and such factors that we deem relevant, it is our opinion that, as of the date hereof, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Parent Ordinary Shares (including holders of Parent ADSs).

Yours faithfully,

/s/ Andrew Meyerson

Andrew Meyerson

Locust Walk Securities LLC

ANNEX E – OPINION OF PEAK BIO’S FINANCIAL ADVISOR

FAIRNESS OPINION

March 3, 2024

The Board of Directors Peak Bio, Inc.

4900 Hopyard Road, Suite 100

Pleasanton, CA 94555

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company

Common Stock (as defined below) of Peak Bio, Inc., a Delaware company (“Peak Bio” or the “Company”), of the Consideration (as defined below) proposed to be received by the holders of Company Common Stock (the “Holders”) pursuant to the terms of the Agreement and Plan of Merger (the “Agreement”) to be entered into by

Akari Therapeutics, Plc, a public company limited by shares incorporated in England and Wales (“Akari”),

Pegasus Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Akari, and Peak Bio. Capitalized terms used but not defined herein have the meanings set forth in the Agreement.

This Opinion is being provided solely for the information of the Board of Directors of Peak Bio (the “Board”). This Opinion and the reviews, analyses, studies and consultations performed in connection with this Opinion are (i) limited to matters within the scope of our engagement as set forth in the engagement agreement, dated December 18, 2023, between River Corporate Advisors (“RCA”) and Peak Bio (the “Engagement Agreement”), and (ii) subject to the covenants, representations and warranties of Peak Bio described in the Engagement Agreement and in any separate letters or certifications delivered to RCA in connection with this engagement.

TRANSACTION

Peak Bio intends to merge with Merger Sub (with Peak Bio Surviving as a wholly owned subsidiary of Akari) in the Transaction which is the subject of the Agreement. Upon the terms and subject to the conditions set forth in the Agreement, at the Closing, each issued and outstanding share of Company Common Stock (other than shares of Company Common Stock to be cancelled in accordance with Section 2.1(b) and Dissenting Shares) shall be converted into the right to receive Parent ADSs representing a number of Parent Ordinary Shares equal to the Exchange Ratio. The Exchange Ratio is subject to certain adjustments described in the Agreement. The Agreement provides that, under certain circumstances, each issued and outstanding share of Company Common

Stock (other than shares of Company Common Stock to be cancelled in accordance with Section 2.1(b) and

Dissenting Shares) shall be entitled to receive additional Parent ADSs representing a number of Parent Ordinary Shares equal to the Additional Exchange Ratio. For purposes of this Fairness Opinion, the consideration to be received by the Holders is equal to $22.6 million (the “Consideration”). This Consideration is based upon the assumption that the Company does not enter into licensing agreement within the time limit expressed in the Agreement and the Company maintains a Net Cash balance of (8.0 million) at closing.

The merger and other transactions described in the Agreement and contemplated by the above transaction description is referred to herein as the “Transaction”.

ENGAGEMENT SCOPE

In connection with the Transaction, the Board appointed RCA as an independent financial advisor for the purpose of providing a Fairness Opinion on the Transaction. This document constitutes the opinion (the “Fairness Opinion” or the “Opinion”) contemplated by the Engagement Agreement. Financial adequacy of the value of the Transaction is assessed on a stand-alone basis without considering buyer-specific potential synergies.

The Fairness Opinion does not constitute a recommendation regarding the Transaction and makes no reference to the benefits or the likelihood of an alternate transaction.

RCA will receive a fee upon the delivery of this Opinion. RCA’s fee is not contingent upon, or related to, the size of the Consideration, or whether the Consideration is accepted. In addition, Peak Bio has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

RCA was not asked to and did not: (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction, assets, businesses or operations of the Company, or any alternatives to the Transaction; (b) negotiate the terms of the Transaction; or (c) advise the management or board of directors or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof.

METHODOLOGY AND DUE DILIGENCE

In connection with this Opinion, we have reviewed, among other things: (i) a draft of the Agreement, dated March 1, 2024; (ii) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed by Peak Bio with the Securities and Exchange Commission (the “SEC”); (iii) certain Current Reports on Form 8-K, as filed by Peak Bio with, or furnished by Peak Bio to, the SEC; (iv) certain internal information relating to the business, operations, assets, liabilities and prospects of the Company; (v) the Company’s and Akari’s investor presentations; and (vi) internal calculations regarding the Transaction prepared by Peak. We have also conducted discussions with members of the senior management of Peak Bio and their respective advisors and representatives regarding such internal information as well as the past and current business, operations, financial condition and prospects of Peak Bio. Furthermore, we reviewed (i) publicly available market capitalization data regarding companies in the biotechnology industry that we believed to be comparable in certain respects to Peak Bio; and (ii) comparable mergers and acquisitions of early-stage biotechnology companies. We also conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

OPINION ASSUMPTIONS

Our Opinion is subject to the following assumptions, conditions and limitations:

We assume that the financial statements and other information we were provided were accurate and complete. All have been accepted, without further investigation or independent verification.

We are not responsible for any errors or inaccuracy in historical financial statements, and other information.

Our Opinion assumes that all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and that the Transaction will be consummated as described to us and as provided in the relevant transaction documents provided to us without amendment or modification thereto.

We were not retained to and have not conducted any analysis, review, or investigation of the Company’s contingent, disputed or potential liabilities. RCA has no duty to and does not express any opinion as to the validity, amount, reasonableness, or propriety of such contingent liabilities.

It is understood that this Opinion is limited to the matters set forth herein as of the date hereof, and no opinion may be inferred or implied beyond the matters expressly contained herein or beyond the date hereof (forwardlooking statements notwithstanding).

We assume that the Company has provided us with all material non-public information available to the extent relevant and material to this Opinion, and that such parties have not withheld any such information that would materially affect or change our Opinion.

We assume that the properties or assets of the Company post the proposed Transaction are as represented to us and that a physical inspection of such assets would not reveal any material facts not known to us that would affect or change our Opinion.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this Opinion and have, with your consent, relied upon such information as being complete and accurate.

The use, disclosure, distribution, and other external reference to this Opinion is strictly governed and limited by the terms and conditions set forth in the Engagement Agreement. This Opinion is confidential between RCA and the Company and may not be disclosed to any third party without the express prior written consent of RCA. Notwithstanding the foregoing, RCA hereby consents to such disclosure as may be required in the opinion of Peak Bio and its counsel in connection with the Transaction, including, without limitation, the inclusion of this letter in its entirety in any proxy statement, prospectus, and/or registration statement to be distributed to securityholders of the Company in connection with the Transaction. No third party may use or rely upon our Opinion for any purpose.

In addition, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Akari or Peak Bio, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of Akari or Peak Bio. We have assumed, with your consent, that the final executed Agreement will not differ in any respect material to our analysis or this Opinion from the last draft of the Agreement reviewed by us. We have also assumed, with your consent, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this Opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this Opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of Akari or Peak Bio, or their respective abilities to pay their obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our Opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Peak Bio or in which Peak Bio might engage. This Opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the Holders of the Consideration proposed to be received by the Holders pursuant to the terms of the Agreement. We have not been asked to, nor do we express any view on, and our Opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the

Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any class of securities, creditors or other constituencies of Peak Bio or any other party (in each case, other than the Holders). In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Peak Bio or Akari or any other party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be received by the Holders pursuant to the terms of the Agreement or otherwise. Our Opinion (i) does not address the individual circumstances of specific stockholders of Peak Bio with respect to rights or aspects which may distinguish such holders or equity securities held by such holders, (ii) does not address, take into consideration or give effect to any existing or future rights, preferences, restrictions or limitations or other attributes of any such securities or holders and (iii) does not in any way address proportionate allocation or relative fairness (including, without limitation, the allocation of any consideration among or within any classes or groups of security holders or other constituents of Peak Bio or any other party).

Our Opinion is necessarily based on financial, economic, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this Opinion based on circumstances, developments or events occurring after the date hereof. Our Opinion does not constitute a recommendation to any stockholder of Peak Bio as to whether or how such holder should vote with respect to the Transaction or otherwise act with respect to the Transaction or any other matter.

The Opinion expressed herein is provided for the information and assistance of the members of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction.

OPINION

Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be received by the Holders pursuant to the terms of the Agreement is fair, from a financial point of view, to the Holders.

Very truly yours,

/s/ River Corporate Advisors

River Corporate Advisors

ANNEX F – APPRAISAL RIGHTS

§ 262. Appraisal rights [For application of this section, see 81 Del. Laws, c. 354, § 17; 82 Del. Laws, c. 45, § 23; 82 Del. Laws, c. 256, § 24; 83 Del. Laws, c. 377, § 22; and 84 Del. Laws, c. 98, § 16].

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

F-1

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or

F-2

converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares

F-3

for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are

F-4

otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without

F-5

the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

F-6

ANNEX G – 2023 PLAN AMENDMENT

AMENDMENT NO. 1 TO THE

AKARI THERAPEUTICS, PLC

2023 EQUITY INCENTIVE PLAN

WHEREAS, Akari Therapeutics, plc (the “Company”) maintains the Akari Therapeutics, plc 2023 Equity Incentive Plan (the “Plan”) which was previously adopted by the Board of Directors of the Company (the “Board”) and approved by the Company’s shareholders;

WHEREAS, the Board believes that the number of shares of Common Stock (as defined in the Plan) remaining available for issuance under the Plan has become insufficient for the Company’s anticipated future needs under the Plan;

WHEREAS, the Board has determined that it is advisable and in the best interest of the Company and its stockholders to amend the Plan to increase the aggregate number of shares of Common Stock reserved for issuance under the Plan by 7,800,000,000 shares;

WHEREAS, Section 16 of the Plan provides that the Administrator (as defined in the Plan) may amend the Plan at any time, subject to certain conditions set forth therein; and

WHEREAS, this Amendment will become effective upon approval by the Company’s shareholders at the Company’s next general meeting and if, for any reason, the Company’s shareholders fail to approve this Amendment, the existing Plan shall continue in full force and effect.

NOW, THEREFORE, the Plan is amended as follows:

1. The first paragraph of Section 3 of the Plan is hereby deleted in its entirety and replaced with the following:

“The number of Shares as to which Stock Rights (including ISOs) may be issued from time to time pursuant to this Plan shall be the sum of: (i) 8,780,000,000 shares of Common Stock and (ii) any shares of Common Stock that are represented by awards granted under the Company’s 2014 Stock Option Plan that are forfeited, expire or are cancelled without delivery of shares of Common Stock or which result in the forfeiture of shares of Common Stock back to the Company on or after June 30, 2023, or the equivalent of such number of Shares after the Administrator, in its sole discretion, has interpreted the effect of any stock split, stock dividend, combination, recapitalization or similar transaction in accordance with Paragraph 22 of this Plan; provided, however, that no more than 879,262,300 Shares shall be added to the Plan pursuant to subsection (ii).”

2. Section 4(c) of the Plan is hereby is hereby deleted in its entirety and replaced with the following:

“[RESERVED]”

3. Effective Date of Amendment. This Amendment to the Plan shall become effective upon the date that it is approved by the Company’s shareholders in accordance with applicable laws and regulations.

4. Other Provisions. Except as set forth above, all other provisions of the Plan shall remain unchanged.

Date of approval by the Board of Directors: September 13, 2024

Date of approval by the Shareholders:

G-1

Annex H

Company number: 05252842

AKARI THERAPEUTICS, PLC

PROXY FORM

For use at the General Meeting

to be held at 75/76 Wimpole Street, London W1G 9RT at 2:00 pm local time on November 7, 2024.

I/We
(Name in full block capitals please)

of
being (a) member(s) of Akari Therapeutics, Plc (“Akari” or the “Company”) hereby appoint the Chairman of the meeting or as my/our proxy to attend, speak and vote for me/us and on my/our behalf as identified by an “X” in the appropriate box below at the annual general meeting of the Company to be held at the above time and at any adjournment of the meeting. This form of proxy relates to the resolutions referred to below.

I/We instruct my/our proxy to vote as follows:

No.	Resolutions	For	Against	Abstain (see note 2)
Ordinary Resolutions

1.	Merger Allotment Proposal. Without prejudice to all existing authorities (which will remain in full force and effect), to authorize Akari’s directors generally and unconditionally, for the purposes of section 551 of the U.K. Companies Act 2006 (the “Companies Act 2006”), to allot ordinary shares in Akari, and grant rights to subscribe for or to convert any security into ordinary shares in Akari, up to a maximum aggregate nominal amount of $14,444,680 in connection with the Merger (as defined below) contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 4, 2024, as amended, by and among Akari, Peak Bio, Inc. (“Peak Bio”) and Pegasus Merger Sub, Inc. (“Merger Sub”) for a period expiring (unless previously renewed, varied or revoked by resolution of Akari) at the conclusion of Akari’s annual general meeting in 2025, provided that Akari may make offers or agreements before this authority expires which would or might require ordinary shares in Akari to be allotted, or rights to subscribe for or convert any security into ordinary shares in Akari to be granted, after this authority has expired and the directors of Akari may allot ordinary shares in Akari and grant rights in pursuance of those offers or agreements as if this authority had not expired (the “Allotment Proposal”).

2.	Share Issuance Proposal. Subject to and conditional upon the passing of the Allotment Proposal, to approve the issuance of ordinary shares of Akari, par value $0.0001 per share (the “Akari Ordinary Shares”) to be represented by Akari American Depositary Shares (“Akari ADSs”) in connection with the Merger for purposes of applicable Nasdaq Capital Market rules (the “Share Issuance Proposal”).

3.	Chairman Appointment Proposal. Subject to and conditional upon the passing of the Allotment Proposal and Share Issuance Proposal, to approve the appointment of Hoyoung Huh, M.D., Ph.D. as the non-executive chairman of the Akari board of directors (the “Akari Board”), contingent upon and effective as of the effective time of the merger of Merger Sub with and into Peak Bio with Peak Bio surviving as a wholly owned subsidiary of Akari, pursuant to and in accordance with the terms of the Merger Agreement (the “Merger”).

4.	General Allotment Proposal. That, in accordance with section 551 of the Companies Act 2006, Akari’s directors or any duly authorized committee of the directors be generally and unconditionally authorized to allot shares in Akari and to grant rights to subscribe for or to convert any security into shares in Akari (“Rights”) up to an aggregate nominal amount of $5,546,667 for a period expiring (unless otherwise renewed, varied or revoked by Akari in general meeting) on November 6, 2029, save that Akari may, before such expiry, make offers or agreements which would or might require such shares to be allotted or Rights to be granted after such expiry and the directors may allot such shares or grant such Rights in pursuance of such offers or agreements notwithstanding that the authority conferred by this resolution has expired. The authority referred to in this resolution is in addition to all subsisting authorities conferred on the directors of Akari in accordance with section 551 of the Companies Act 2006, but the directors of Akari may allot shares in Akari or grant rights pursuant to an offer made or agreement entered into by Akari before the expiry of the authority pursuant to which that offer was made or agreement entered into.

5.	Equity Plan Proposal. To generally and unconditionally authorize an increase in the number of shares available for the grant of awards under Akari’s 2023 Equity Incentive Plan by 7,800,000,000 Akari Ordinary Shares to an aggregate of 8,780,000,000 Akari Ordinary Shares.

Special resolution

6.	Pre-emption Rights Proposal. That, conditional upon resolution number 4 above (the “General Allotment Proposal”) being duly passed, in accordance with section 570 of the Companies Act 2006 the directors of Akari (or any duly authorized committee of the directors of Akari) be generally empowered to allot equity securities (as defined in section 560 of the Companies Act 2006) for cash pursuant to the authorization conferred on them by the General Allotment Proposal as if section 561 of the Companies Act 2006 and any pre-emption provisions in Akari’s articles of association (or howsoever otherwise arising) did not apply to the allotment for a period expiring (unless previously renewed, varied or revoked by Akari prior to or on that date) on November 6, 2029, save that Akari may, before such expiry, make an offer or agreement which would or might require shares to be allotted after such expiry and the directors may allot shares in pursuance of any such offer or agreement notwithstanding that the power conferred by this resolution has expired.

Company number: 05252842

Dated         2024.

Signature(s):

Name(s):

Notes:

1.

Please indicate with an “X” in the appropriate box how you wish the proxy to vote. In the absence of any indication, the proxy will exercise his/her discretion as to whether and how he/she votes; if the Chairman of the meeting is appointed, he will exercise this discretion to vote FOR each resolution. The proxy may also vote or abstain from voting as he/she thinks fit on any other business which may properly come before the meeting.

2.

If you mark the box “abstain”, it will mean that your proxy will abstain from voting and, accordingly, your vote will not be counted either for or against the relevant resolution. It should be noted that an abstention is not a vote in law.

3.

This form of proxy should be signed and dated by the member or his attorney duly authorized in writing. If the appointer is a corporation this proxy should be under seal or under the hand of an officer or attorney duly authorized. Any alteration made to the form of proxy should be initialed.

4.

To be valid, this form of proxy, together with a duly signed and dated power of attorney or any other authority (if any) under which it is executed (or a notarially certified copy of such power of attorney or other authority) must be signed and dated and lodged at the Company’s registrars at the address below (or by email at the email address below), so as to be received by 2:00 pm local time on November 5, 2024 (or, if the meeting is adjourned, not less than 48 hours before the time of the adjourned meeting) (excluding weekends and bank holidays).

5.

A proxy need not be a member of the Company. A member may appoint a proxy of his/her own choice. If you wish to appoint someone else, please delete the words “the Chairman of the meeting” and insert the name of the person whom you wish to appoint in the space provided. The Chairman of the meeting will act as your proxy, whether or not such deletion is made, if no other name is inserted. A member may appoint more than one proxy in relation to the meeting provided that each proxy is appointed to exercise rights attached to different shares.

6.

In the case of joint holders, signature of any one holder will be sufficient, but the names of all the joint holders should be stated. The vote of the senior holder (according to the order in which the names stand in the register of members in respect of the holding) who tenders a vote in person or by proxy will be accepted to the exclusion of the vote(s) of the other joint holder(s).

7.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, as amended, the Company specifies that entitlement to attend and vote at the meeting, and the number of votes which may be cast at the meeting, will be determined by reference to the Company’s register of members at 6:30 p.m. (London time) on November 5, 2024 or, if the meeting is adjourned, at 6:30 p.m. (London time) two working days before the time of the adjourned meeting. In each case, changes to the register of members after such time will be disregarded.

8.	Completion and return of a form of proxy will not preclude a member from attending the meeting and voting in person.

9.

The Company has retained Equiniti Limited (“Equiniti Group”) to hold and maintain its register of members. Equiniti Group will take delivery of completed proxy forms posted to it in accordance with the details above. Persons who own ordinary shares through a brokerage firm, bank or other financial institution, including persons who own ordinary shares in the form of American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) through the Depositary, Deutsche Bank AG, London Branch, as custodian of Deutsche Bank Trust Company Americas (“Beneficial Owners”), must return a voting instruction form to have their shares or the shares underlying their ADSs, as the case may be, voted on their behalf. Brokerage firms, banks or other financial institutions that do not receive voting instructions from Beneficial Owners may vote at their discretion. ADS holders are not entitled to vote directly at the meeting, but a Deposit Agreement, as amended, exists between the Depositary and the holders of ADRs pursuant to which registered holders of ADRs as of October 8, 2024 are entitled to instruct the Depositary as to the exercise of voting rights pertaining to the Ordinary Shares so represented. The Depositary has agreed that it will endeavour, insofar as practicable, to vote (in person or by delivery to the Company of a proxy) the ordinary shares held for its custodian, Deutsche Bank AG, London Branch, in accordance with the instructions of the ADR holders. Instructions from ADR holders must be sent to the Depositary so that the instructions are received by no later than October 29, 2024, at 1:00 p.m. Eastern Time.

Address for lodgment of hard-copy forms of proxy: Equiniti Limited, at Aspect House, Spencer Road, Lancing, BN99 6DA.

Annex I

2024 YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet - QUICK EASY IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail PEAK BIO, INC. Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on November 6, 2024. INTERNET - www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. Vote at the Meeting- If you plan to attend the virtual online Special Meeting, you will need your 12 digit control number to vote electronically at the Special Meeting. To attend: https://www.cstproxy.com/peak-bio/2024 MAIL- Mark, sign and date your proxy card and return it in the postage-paid envelope provided. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. FOLD HERE DO NOT SEPARATE INSERT IN ENVELOPE PROVIDED PROXY CARD THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS. Please mark your votes like this PROPOSAL NO 1: APPROVAL OF THE MERGER PROPOSAL- To vote on a proposal to approve the Merger (as defined below) and to adopt the Agreement and Plan of Merger, dated as of March 4, 2024, as amended by that certain side letter dated August 15, 2024 (as it may be amended from time to time, the "Merger Agreement"), by and among Peak Bio, Inc. ("Peak Bio"), Akari Therapeutics, Plc ("Akari") and Pegasus Merger Sub, Inc., a wholly owned subsidiary of Akari ("Merger Sub"), pursuant to which, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into Peak Bio (the "Merger") with Peak Bio surviving the Merger as a wholly owned subsidiary of Akari. FOR AGAINST ABSTAIN PROPOSAL NO. 2: APPROVAL OF THE ADJOURNMENT PROPOSAL- To vote on a proposal to approve any motion to adjourn or postpone the special meeting or any adjournments or postponements thereof, to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the Merger Proposal. FOR AGAINST ABSTAIN CONTROL NUMBER Signature Signature, if held jointly Date, 2024 Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

I-1

2024 Important Notice Regarding the Internet Availability of Proxy Materials for the Special Meeting of Stockholders The Joint Proxy Statement/Prospectus is available at: https://www.cstproxy.com/peak-bio/2024 FOLD HERE DO NOT SEPARATE INSERT IN ENVELOPE PROVIDED PEAK BIO, INC. SPECIAL MEETING OF STOCKHOLDERS NOVEMBER 7, 2024 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned appoints Hoyoung Huh and Divya Patel, and each of them, as proxies, each with the power to appoint his or her substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the shares of common stock of Peak Bio, Inc. held of record by the undersigned at the close of business on September 24, 2024 at the Special Meeting of Stockholders of Peak Bio, Inc. to be held virtually at: https://www.cstproxy.com/peak-bio/2024 on November 7, 2024, at 10:00 a.m. Eastern Time or at any adjournment or postponement thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF BOTH PROPOSALS, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE SPECIAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY. (Continued, and to be marked, dated and signed, on the other side)

I-2